As filed with the Securities and Exchange Commission on August 2, 2010

Registration No. 333-168135

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Energy Future Intermediate Holding Company LLC

EFIH Finance Inc.

(Exact name of registrant as specified in its charter)

Delaware Delaware	4911 4911	26-1191638 27-0918038
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1601 Bryan Street

Dallas, Texas 75201-3411

(214) 812-4600

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Andrew M. Wright

EFH Corporate Services Company

Vice President and Associate General Counsel

1601 Bryan Street

Dallas, Texas 75201

(214) 812-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Keith R. Fullenweider Robert B. Little Vinson & Elkins L.L.P. 2001 Ross Avenue, Suite 3700 Dallas, Texas 75201-2975 (214) 220-7931	John D. Lobrano Edward P. Tolley III Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000	Andrew R. Schleider Lona Nallengara Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 (212) 848-4000

Approximate date of commencement of proposed sale to the public: The offering of the securities will commence promptly following the filing of this Registration Statement. No tendered securities will be accepted for exchange until after this Registration Statement has been declared effective.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issue Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)	☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Energy Future Intermediate Holding Company LLC and EFIH Finance Inc. may not complete the exchange offers and the securities being registered may not be exchanged or distributed until the registration statement, of which this preliminary prospectus is a part, is effective. This preliminary prospectus is not an offer to sell and it is not soliciting of an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

SUBJECT TO CHANGE, DATED AUGUST 2, 2010

ENERGY FUTURE HOLDINGS CORP.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

EFIH FINANCE INC.

Offers to Exchange the Outstanding Notes Listed in the Table Below for

Up to $2.18 Billion of 10.000% Senior Secured Notes due 2020

of Energy Future Intermediate Holding Company LLC and EFIH Finance Inc.

and $500 Million in Cash

and

Solicitation of Consents in Respect of the Notes Listed in the Table Below

THE EXCHANGE OFFERS FOR THE OLD NOTES (AS DEFINED BELOW) WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON AUGUST 12, 2010 (SUCH TIME AND DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”). HOLDERS WHO VALIDLY TENDERED OLD NOTES AT OR PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON JULY 29, 2010 (SUCH TIME AND DATE, THE “EARLY TENDER DATE”), AND DO NOT VALIDLY WITHDRAW SUCH OLD NOTES AT OR PRIOR TO THE EXPIRATION DATE, WILL BE ELIGIBLE TO RECEIVE ADDITIONAL CONSIDERATION AS DESCRIBED BELOW. TENDERS OF OLD NOTES MAY BE VALIDLY WITHDRAWN AT ANY TIME AT OR PRIOR TO THE EXPIRATION DATE.

THE SOLICITATION OF CONSENTS (AS DEFINED BELOW) FOR OLD NOTES EXPIRED AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 29, 2010 (SUCH TIME AND DATE, THE “CONSENT DATE”). CONSENTS MAY NO LONGER BE REVOKED.

Upon the terms and subject to the conditions set forth in this prospectus (as it may be supplemented and amended from time to time, and including the annexes hereto, this “Prospectus”) and the related consent and letter of transmittal (as it may be supplemented and amended from time to time, the “Consent and Letter of Transmittal”), including the Maximum Exchange Amount (as defined below) and the prorations, if necessary, resulting therefrom, Energy Future Intermediate Holding Company LLC (“EFIH”) and EFIH Finance Inc. (“EFIH Finance” and, together with EFIH, the “Offeror”) are offering to exchange (the “exchange offers”) the outstanding notes listed in the table below (the “Old Notes”) for up to $2.18 billion aggregate principal amount of 10.000% Senior Secured Notes due 2020 of the Offeror (the “New EFIH Senior Secured Notes”) and, for Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date, an aggregate of $500 million in cash. The exchange offers are conditioned on at least a majority of the outstanding aggregate principal amount of Old Notes being validly tendered (and not validly withdrawn) at or prior to the Expiration Date.

You are encouraged to carefully consider all the information included in this Prospectus, including the annexes hereto, in its entirety, in particular “Risk Factors” beginning on page 38.

EFIH intends to apply to list the New EFIH Senior Secured Notes on the New York Stock Exchange.

None of the Offeror, EFH Corp., the Dealer Managers (as defined below), the Exchange Agent (as defined below), the Information Agent (as defined below) or any other person is making any recommendation as to whether or not you should tender your Old Notes for exchange in the exchange offers. You must make your own decision whether to tender Old Notes in the exchange offers and, if so, the amount of Old Notes to be tendered.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange offers, the New EFIH Senior Secured Notes or the consent solicitation or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lead Dealer Managers and Solicitation Agents

Citi	Goldman, Sachs & Co.

Co-Dealer Managers and Solicitation Agents

BofA Merrill Lynch	Credit Suisse	J.P. Morgan	Morgan Stanley

                    , 2010

Upon the terms and subject to the conditions of the exchange offers, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, participating holders of Old Notes will be eligible to receive, in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn), the following:

(i) for Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange, a principal amount of New EFIH Senior Secured Notes and cash equal, in the aggregate, to the “Total Consideration Amount” as listed in the table below under “Total Consideration Amount if Tendered At or Prior to the Early Tender Date,” with the amount of New EFIH Senior Secured Notes (the “Total Notes Consideration”) and the amount of cash (the “Total Cash Consideration”) comprising the Total Consideration Amount depending on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date, as described below, and

(ii) for Old Notes validly tendered (and not validly withdrawn) after the Early Tender Date and at or prior to the Expiration Date and accepted for exchange, New EFIH Senior Secured Notes, referred to as the “Exchange Consideration” as listed in the table below under “Exchange Consideration if Tendered After the Early Tender Date and At or Prior to the Expiration Date.” No cash consideration will be payable with respect to Old Notes that are validly tendered after the Early Tender Date.

CUSIP/ISN	Outstanding Principal Amount (in millions)	Issuer	Title of Old Notes	Total Consideration Amount if Tendered At or Prior to the Early Tender Date (1)(2)	Aggregate Consideration, Including Consent Payment, if Tendered At or Prior to the Early Tender Date (3)	Exchange Consideration if Tendered After the Early Tender Date and At or Prior to the Expiration Date (1)
292680 AD7 /
US 292680 AD70	$2,705	Energy Future Holdings Corp.	11.250%/12.000% Senior Toggle Notes due 2017	$720.00	$722.50	$670.00

292680 AC9 / US 292680 AC97 292680 AA3 /
US 292680 AA32	$1,787	Energy Future Holdings Corp.	10.875% Senior Notes due 2017	$785.00	$787.50	$735.00

(1)	Consideration per $1,000 principal amount of Old Notes. Excludes the consent payment of $2.50 per $1,000 principal amount of Old Notes payable in cash with respect to Consents validly delivered (and not validly revoked) at or prior to the Consent Date.
(2)	The Total Consideration Amount consists of the Total Notes Consideration and the Total Cash Consideration.
(3)	Includes the consent payment of $2.50 per $1,000 principal amount of Old Notes payable in cash with respect to Consents validly delivered (and not validly revoked) at or prior to the Consent Date.

The Offeror was advised by the Exchange Agent that, as of the Early Tender Date, a total of $4,469,868,133 aggregate principal amount of outstanding Old Notes, representing approximately 99.51% of the outstanding Old Notes, were validly tendered (and not validly withdrawn) in the exchange offers. Of the tendered Old Notes, as of the Early Tender Date, $1,776,033,000 aggregate principal amount of the outstanding 10.875% Senior Notes due 2017 of EFH Corp. (“Old Cash-Pay Notes”) had been validly tendered and not validly withdrawn and $2,693,835,133 aggregate principal amount of the outstanding 11.250%/12.000% Senior Toggle Notes due 2017 of EFH Corp. (“Old Toggle Notes”) had been validly tendered and not validly withdrawn.

Therefore, upon the terms and subject to the conditions of the exchange offers, the Total Consideration Amount payable for each $1,000 principal amount of each issue of Old Notes validly tendered at or prior to the Early Tender Date (and not validly withdrawn prior to the Expiration Date) and accepted for exchange, will consist of:

•	in the case of Old Cash-Pay Notes, Total Cash Consideration of $146.46 and Total Notes Consideration of $638.54 principal amount of New EFIH Senior Secured Notes, and

•	in the case of Old Toggle Notes, Total Cash Consideration of $134.33 and Total Notes Consideration of $585.67 principal amount of New EFIH Senior Secured Notes.

The Total Cash Consideration and the Total Notes Consideration payable per $1,000 principal amount of Old Notes as set forth above will not be affected by proration. The amount of Total Cash Consideration set forth above does not include the cash consent payment separately payable with respect to Consents validly delivered (and not validly revoked) at or prior to the Consent Date or accrued and unpaid interest, if any, payable with respect to the Old Cash-Pay Notes.

The maximum aggregate principal amount of New EFIH Senior Secured Notes issuable in the exchange offers will not exceed $2.18 billion (the “Maximum Exchange Amount”). The maximum principal amount of each issue of Old Notes that will be accepted for exchange is the outstanding principal amount of such issue validly tendered (and not validly withdrawn), as limited by the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom. Each issue of Old Notes will be prorated on an equal basis, if proration is necessary. Subject to applicable law, the Offeror reserves the right, but is not obligated, to increase or decrease the Maximum Exchange Amount. If a change is made to the amount of securities offered to be exchanged pursuant to the exchange offers, including any change to the Maximum Exchange Amount, the exchange offers will remain open for at least ten business days from (and including) the date of the announcement of such change to the extent required by applicable law.

Based on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) as of the Early Tender Date, and assuming no tendered Old Notes are validly withdrawn, the amount of Old Notes accepted for exchange will be prorated. Assuming that no additional Old Notes are validly tendered after the Early Tender Date, no Old Notes that were validly tendered at or prior to the Early Tender Date are validly withdrawn prior to the Expiration Date, and the Offeror accepts for exchange the maximum principal amount of Old Notes allowable under the terms and conditions of the exchange offers, the Offeror would accept for exchange in the exchange offers approximately 80.4% of the aggregate principal amount of the Old Cash-Pay Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and approximately 80.4% of the aggregate principal amount of the Old Toggle Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date.

The aggregate amount of cash payable as the aggregate Total Cash Consideration in the exchange offers is $500 million, which aggregate amount may be reduced as a result of proration or withdrawals, if any, after the Early Tender Date of Old Notes previously validly tendered (and not validly withdrawn) at or prior to the Early Tender Date. The potential reduction of this cash amount will not change the amount of Total Cash Consideration to be paid in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date. This aggregate amount of cash will be paid as the Total Cash Consideration in exchange for Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange such that each Old Cash-Pay Note and each Old Toggle Note validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange will receive the same percentage of its Total Consideration Amount in cash. Based on the reported aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date, the percentage of the total consideration payable for each $1,000 principal amount of each issue of Old Notes that consists of cash consideration will be approximately 18.657%.

The Offeror will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFIH Senior Secured Notes to a participating holder. The aggregate principal amount of New EFIH Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New EFIH Senior Secured Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New EFIH Senior Secured Notes not received as a result of such rounding down.

All holders whose Old Cash-Pay Notes are accepted for exchange will receive an amount equal to accrued and unpaid interest, if any, in cash, from the last applicable interest payment date to, but not including, the Settlement Date (as defined below). Holders whose Old Toggle Notes are accepted for exchange will not separately receive any accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes because the amount of such accrued interest through the anticipated Settlement Date for the exchange offers has been included in determining the consideration being offered in the exchange offers for the Old Toggle Notes. If the Settlement Date occurs later than August 17, 2010, then the consideration being offered in the exchange offers for the Old Toggle Notes will be adjusted to account for the additional interest accrued after such date to, but not including, the Settlement Date.

Concurrent with the exchange offers, and on the terms and subject to the conditions set forth in this Prospectus and the Consent and Letter of Transmittal, EFH Corp. solicited (the “consent solicitation”) consents (the “Consents”) from holders of Old Notes to certain proposed amendments (the “Proposed Amendments”) to the Indenture, dated as of October 31, 2007, by and among EFH Corp., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, pursuant to which the Old Notes were issued, as amended and supplemented (the “Old Notes Indenture”).

EFH Corp. has received Consents from holders of a majority of the outstanding aggregate principal amount of the Old Notes, voting together as a single class, which constitutes the requisite Consents to adopt the Proposed Amendments. Old Notes held by members of the Sponsor Group and EFH Corp. and their respective affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of the Old Notes delivered Consents necessary to adopt the Proposed Amendments. The requisite Consents having been received, EFH Corp., the guarantors of the Old Notes and The Bank of New York Mellon Trust Company, N.A., as trustee under the Old Notes Indenture, have executed and delivered a supplemental indenture with respect to the Old Notes Indenture to effectuate the Proposed Amendments (the “Supplemental Indenture”). The Supplemental Indenture will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth in this Prospectus.

Because the requisite Consents have been received and the Supplemental Indenture has been executed and delivered by the parties thereto, EFH Corp. will pay to each holder, in respect of such holder’s Old Notes as to which Consents were validly delivered and not validly revoked at or prior to the Consent Date, a cash consent payment of $2.50 per $1,000 principal amount of such Old Notes. Such consent payment is in addition to any Total Consideration Amount or Exchange Consideration that may be payable to a holder in respect of its Old Notes accepted for exchange. Given the amount of Old Notes as to which Consents have been validly delivered (and not validly revoked), the aggregate amount of consent payments payable in relation to the consent solicitation is approximately $11,174,670. If all holders of Old Notes had validly delivered (and not validly revoked) Consents at or prior to the Consent Date, the aggregate maximum amount of consent payments payable would have been approximately $11,230,000. The consent payments will be made on the Settlement Date (as defined below) or promptly following the termination of the exchange offers, as applicable. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers. If the exchange offers are terminated, the Proposed Amendments in the Supplemental Indenture will not become operative.

The Proposed Amendments would eliminate substantially all of the restrictive covenants and references thereto contained in the Old Notes Indenture and the Old Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions, including certain provisions relating to defeasance contained in the Old Notes Indenture and Old Notes that would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event. In addition to the foregoing, execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver by a consenting holder of the Old Notes with respect to all claims against EFH Corp., the guarantors of the Old Notes and the Sponsor Group (as defined below) of any breach, default or event of default that may have arisen under the Old Notes Indenture. As of the date of this Prospectus, EFH Corp. is not aware of any such breaches, defaults or events of default. See “Proposed Amendments” for additional information regarding the Proposed Amendments.

On July 15, 2010, EFH Corp., EFIH and EFIH Finance entered into exchange agreements with certain institutional investors that are holders of certain of the Old Notes (the “Exchange Agreements”), pursuant to which such holders agreed to participate in the exchange offers and the consent solicitation. At or prior to the Early Tender Date and the Consent Date, such holders tendered and delivered consents in respect of approximately $2.3 billion aggregate principal amount of Old Notes, representing approximately 52% of the aggregate principal amount of outstanding Old Notes, in the exchange offers and consent solicitation pursuant to these agreements.

Old Notes validly tendered pursuant to the exchange offers (and not validly withdrawn) at or prior to the Consent Date were deemed to include Consents to the Proposed Amendments. The completion, execution and delivery of a Consent and Letter of Transmittal, or transmission of an Agent’s Message (as defined below), in connection with a valid tender of Old Notes pursuant to the exchange offers at or prior to the Consent Date constituted the delivery of Consents with respect to such Old Notes. Holders could not validly tender Old Notes in the exchange offers at or prior to the Consent Date without delivering the related Consents, but holders may tender Old Notes after the Consent Date and at or prior to the Expiration Date without delivering Consents with respect to the Old Notes. However, holders tendering Old Notes after the Early Tender Date will not be eligible to receive the applicable Total Consideration Amount for such Old Notes, including the Total Cash Consideration, or the cash consent payment. Holders could not deliver Consents in the consent solicitation without validly tendering their Old Notes in the exchange offers at or prior to the Consent Date and could only validly revoke Consents by validly withdrawing the previously tendered related Old Notes at or prior to the Consent Date or by revoking Consents after the Consent Date and prior to the execution and delivery of the Supplemental Indenture. Because it was expected that the Supplemental Indenture would be executed and delivered promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments, holders were advised that they should not expect to be able to revoke their Consents after the Consent Date. Consents may no longer be revoked because the Consent Date has passed and the Supplemental Indenture has been executed and delivered by the parties thereto.

Tendered Old Notes may be validly withdrawn at any time prior to the Expiration Date (and, if not previously accepted for exchange, after the expiration of 40 business days from July 16, 2010). Consents may no longer be revoked because the Consent Date has passed and the Supplemental Indenture has been executed and delivered by the parties thereto. See “Procedures for Tendering Old Notes and Delivering Consents.”

Subject to applicable law, the exchange offers, on one hand, and the consent solicitation, on the other hand, are being made independently of each other, and the Offeror reserves the right to terminate, withdraw or amend the exchange offers independently of the consent solicitation at any time and from time to time, as described in this Prospectus.

The exchange offers are conditioned on at least a majority of the outstanding aggregate principal amount of Old Notes being validly tendered (and not validly withdrawn) at or prior to the Expiration Date. As of the date of this Prospectus, a majority of the outstanding aggregate principal amount of Old Notes have been validly tendered (and not validly withdrawn). The exchange offers are also subject to the satisfaction or waiver of a number of other conditions as set forth in this Prospectus, including the condition that the registration statement, of which this Prospectus forms part, has been declared effective by the Securities and Exchange Commission (the “SEC”) (which condition cannot be waived). See “Conditions of the Exchange Offers and the Consent Solicitation.” In addition, subject to applicable law, the Offeror has the right to terminate or withdraw the exchange offers if any of the applicable conditions described under the “Conditions of the Exchange Offers and the Consent Solicitation” are not satisfied or waived by the Expiration Date. The exchange offers constitute a single offer for both the Old Cash-Pay Notes and the Old Toggle Notes. The conditions to the exchange offers will be satisfied or waived with respect to the single offer being made for both issues of Old Notes. Old Notes of both issues will be exchanged in the exchange offers if Old Notes of either issue are exchanged in the exchange offers.

v

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement that we have filed with the SEC. You should read this Prospectus, including the annexes, together with the registration statement, the exhibits thereto and the additional information described under the heading “Available Information.” This Prospectus includes the annexes attached hereto. To the extent information or any statement in any annex to this Prospectus is inconsistent with information or statements contained in this Prospectus not included in the annexes, the information or statements in such annex shall be deemed to be modified or superseded by any such information or statements in the Prospectus not included in the annexes.

None of the Offeror, EFH Corp., the Dealer Managers, the Exchange Agent or the Information Agent have authorized any person (including any dealer, salesperson or broker) to provide you with any information or to make any representation other than as contained in this Prospectus. The Offeror, EFH Corp. and the Dealer Managers do not take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. The information included in this Prospectus is accurate as of the date of this Prospectus. You should not assume that the information included in this Prospectus is accurate as of any other date.

The exchange offers are being made, and the consent solicitation has been made, on the basis of this Prospectus and the Consent and Letter of Transmittal and are subject to the terms described in this Prospectus and the Consent and Letter of Transmittal and the indenture governing the New EFIH Senior Secured Notes. This Prospectus does not constitute an offer to participate in the exchange offers to any person in any jurisdiction in which it would be unlawful to make such exchange offers. Any decision to participate in the exchange offers and consent solicitation must be based on the information included in this Prospectus. In making an investment decision, prospective investors must rely on their own examination of the Offeror and the terms of the exchange offers and the New EFIH Senior Secured Notes, including the merits and risks involved. Investors should not construe anything in this Prospectus and the Consent and Letter of Transmittal as legal, investment, business or tax advice. Each investor should consult its advisors as needed to make its investment decision and to determine whether it is legally permitted to participate in the exchange offers and consent solicitation under applicable laws or regulations.

This Prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents themselves for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to in this Prospectus will be made available to holders in the exchange offers and the consent solicitation at no cost. See “Available Information.”

You should not rely on or assume the accuracy of any representation or warranty in any agreement that we have filed as an exhibit to any document that we have publicly filed or that we may otherwise publicly file in the future because such representation or warranty may be subject to exceptions and qualifications contained in separate disclosure schedules, may have been included in such agreement for the purpose of allocating risk between the parties to the particular transaction, and may no longer continue to be true as of any given date.

INDUSTRY AND MARKET INFORMATION

The industry and market data and other statistical information used throughout this Prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including certain data published by the Electric Reliability Council of Texas (“ERCOT”), the Public Utility Commission of Texas (the “PUCT”), and the New York Mercantile Exchange. We did not commission any of these publications or reports. Some data is also based on good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and make no representation as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions regarding general economic growth are used in preparing the forecasts included in this Prospectus. Similarly, while we believe that such internal and external research is reliable, it has not been verified by any independent sources, and we make no assurances that the predictions contained therein are accurate.

AVAILABLE INFORMATION

EFH Corp. and EFIH file annual, quarterly and current reports and other information with the SEC. You may read and copy any document EFH Corp. or EFIH has filed or will file with the SEC at the SEC’s public website (www.sec.gov) or at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, DC 20549. Copies of such materials can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. These materials do not form part of this Prospectus.

You may request a copy of any of our filings with the SEC, or any of the agreements or other documents that constitute exhibits to those filings, at no cost, by writing or telephoning us at the following address or phone number:

Energy Future Holdings Corp.

1601 Bryan Street

Dallas, Texas 75201-3411

Attention: Investor Relations

Telephone: (214) 812-4600

FORWARD-LOOKING STATEMENTS

This Prospectus and other presentations made by us contain “forward-looking statements.” All statements, other than statements of historical facts, that are included in this Prospectus, or made in presentations, in response to questions or otherwise, that address activities, events or developments that the Offeror expects or anticipates to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of power generation assets, market and industry developments and the growth of our businesses and operations (often, but not always, through the use of words or phrases such as “intends,” “plans,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “should,” “projection,” “target,” “goal,” “objective” and “outlook”), are forward-looking statements. Although we believe that in making any such forward-looking statement our expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” contained elsewhere in this Prospectus and the following important factors, among others, that could cause our actual results to differ materially from those projected in such forward-looking statements:

•

prevailing governmental policies and regulatory actions, including those of the Texas Legislature, the Governor of Texas, the Congress of the United States of America, the United States Federal Energy Regulatory Commission (“FERC”), the North American Electric Reliability Council (the “NERC”), the Texas Regional Entity (the “TRE”), the PUCT, the Railroad Commission of Texas (the “RRC”), the United States Nuclear Regulatory Commission (the “NRC”), the United States Environmental Protection Agency (the “EPA”), the Texas Commission on Environmental Quality (the “TCEQ”) and the Commodities Futures Trading Commission (the “CFTC”), with respect to, among other things:

•	allowed prices;

•	allowed rates of return;

•	permitted capital structure;

•	industry, market and rate structure;

•	purchased power and recovery of investments;

•	operations of nuclear generating facilities;

•	operations of fossil-fueled generating facilities;

•	operations of mines;

•	acquisitions and disposal of assets and facilities;

•	development, construction and operation of facilities;

•	decommissioning costs;

•	present or prospective wholesale and retail competition;

•	changes in tax laws and policies;

•	changes in and compliance with environmental and safety laws and policies, including climate change initiatives; and

•	clearing over the counter derivatives through exchanges and posting of cash collateral therewith;

•	legal and administrative proceedings and settlements;

•	general industry trends;

•	economic conditions, including the current recessionary environment;

•	our ability to attract and retain profitable customers;

•	our ability to profitably serve our customers;

•	restrictions on competitive retail pricing;

•	changes in wholesale electricity prices or energy commodity prices;

•	changes in prices of transportation of natural gas, coal, crude oil and refined products;

•	unanticipated changes in market heat rates in the ERCOT electricity market;

•	our ability to effectively hedge against changes in commodity prices, market heat rates and interest rates;

•	weather conditions and other natural phenomena, and acts of sabotage, wars or terrorist activities;

•	unanticipated population growth or decline, or changes in market demand and demographic patterns;

•	changes in business strategy, development plans or vendor relationships;

•	access to adequate transmission facilities to meet changing demands;

•	unanticipated changes in interest rates, commodity prices, rates of inflation or foreign exchange rates;

•	unanticipated changes in operating expenses, liquidity needs and capital expenditures;

•	commercial bank market and capital market conditions and the potential impact of disruptions in United States (“U.S.”) and international credit markets;

•	access to capital, the cost of such capital, and the results of financing and refinancing efforts, including availability of funds in capital markets;

•	financial restrictions placed on us by the agreements governing our debt instruments;

•	our ability to generate sufficient cash flow to make interest payments on our debt instruments;

•	competition for new energy development and other business opportunities;

•	inability of various counterparties to meet their obligations with respect to our financial instruments;

•	changes in technology used by and services offered by us;

•	changes in electricity transmission that allow additional electricity generation to compete with our generation assets;

•	significant changes in our relationship with our employees, including the availability of qualified personnel, and the potential adverse effects if labor disputes or grievances were to occur;

•

changes in assumptions used to estimate costs of providing employee benefits, including pension benefits and other postretirement employee benefits (“OPEB”), and future funding requirements related thereto;

•	changes in assumptions used to estimate future executive compensation payments;

•	hazards customary to the industry and the possibility that we may not have adequate insurance to cover losses resulting from such hazards;

•	significant changes in critical accounting policies;

•	actions by credit rating agencies;

•	our ability to effectively execute our operational strategy; and

•	our ability to implement cost reduction initiatives.

Any forward-looking statement speaks only as of the date on which it is made, and except as may be required by applicable law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of them; nor can we assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. You should not unduly rely on such forward-looking statements.

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QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFERS AND THE CONSENT SOLICITATION

These answers to questions that you may have as a holder of Old Notes are highlights of selected information included elsewhere in this Prospectus. To fully understand the exchange offers and consent solicitation and the considerations that may be important to your decision about whether to participate in the exchange offers and consent solicitation, you should carefully read this Prospectus in its entirety, including the section entitled “Risk Factors.”

Why are you making the exchange offers?

The purpose of the exchange offers is to reduce the outstanding principal amount, and extend the weighted average maturity, of the long-term debt of EFH Corp. and its subsidiaries.

Why did you make the consent solicitation?

The purpose of the consent solicitation was to adopt the Proposed Amendments, which will provide EFH Corp. and its subsidiaries additional financial and operational flexibility.

What securities are subject to the exchange offers?

The Offeror is offering to exchange outstanding 11.250%/12.000% Senior Toggle Notes due 2017 issued by EFH Corp., which are sometimes referred to herein as the “Old Toggle Notes”, and 10.875% Senior Notes due 2017 issued by EFH Corp., which are sometimes referred to herein as the “Old Cash-Pay Notes”. The Old Toggle Notes and Old Cash-Pay Notes are referred to herein collectively as the “Old Notes”. The exchange offers constitute a single offer for both the Old Cash-Pay Notes and the Old Toggle Notes. The conditions to the exchange offers will be satisfied or waived with respect to the single offer being made for both issues of Old Notes. Old Notes of both issues will be exchanged in the exchange offers if Old Notes of either issue are exchanged in the exchange offers.

What aggregate principal amount of each issue of Old Notes is being sought in the exchange offers?

Upon the terms and subject to the conditions of the exchange offers, we will accept for exchange a principal amount of each issue of Old Notes such that the maximum aggregate principal amount of New EFIH Senior Secured Notes issuable in the exchange offers will not exceed $2.18 billion, which is referred to in this Prospectus as the “Maximum Exchange Amount”. In the event that the Maximum Exchange Amount is exceeded, the Old Notes will be subject to proration as described in “General Terms of the Exchange Offers and Consent Solicitation—Acceptance; Proration.” The Old Toggle Notes and the Old Cash-Pay Notes will be prorated on an equal basis if proration is necessary.

What is the aggregate principal amount of New EFIH Senior Secured Notes that may be issued in the exchange offers?

The maximum aggregate principal amount of New EFIH Senior Secured Notes issuable in the exchange offers will not exceed $2.18 billion, the Maximum Exchange Amount. The maximum principal amount of each issue of Old Notes that will be accepted for exchange is the outstanding principal amount of such issue validly tendered and not validly withdrawn, as limited by the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom. The Old Toggle Notes and the Old Cash-Pay Notes will be prorated on an equal basis if proration is necessary. Subject to applicable law, the Offeror reserves the right, but is not obligated, to increase or decrease the Maximum Exchange Amount. If a change is made to the amount of securities offered to be exchanged pursuant to the exchange offers, including any change to the Maximum Exchange Amount, the exchange offers will remain open for at least ten business days from (and including) the date of the announcement of such change to the extent required by applicable law.

Will the amount of Old Notes accepted for exchange in the exchange offers be prorated?

Based on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) as of the Early Tender Date, and assuming no tendered Old Notes are validly withdrawn, the amount of Old Notes accepted for exchange will be prorated. Assuming that no additional Old Notes are validly tendered after the Early Tender Date, no Old Notes that were validly tendered at or prior to the Early Tender Date are validly withdrawn prior to the Expiration Date, and the Offeror accepts for exchange the maximum principal amount of Old Notes allowable under the terms and conditions of the exchange offers, the Offeror would accept for exchange in the exchange offers approximately 80.4% of the aggregate principal amount of the Old Cash-Pay Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and approximately 80.4% of the aggregate principal amount of the Old Toggle Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date.

What amendments to the Old Notes Indenture were the subject of the consent solicitation?

The Proposed Amendments would eliminate substantially all of the restrictive covenants and references thereto contained in the Old Notes Indenture and the Old Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions, including certain provisions relating to defeasance contained in the Old Notes Indenture and Old Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event. See “Proposed Amendments” for additional information regarding the Proposed Amendments.

Have you received the requisite Consents to adopt the Proposed Amendments?

EFH Corp. has received Consents from holders of a majority of the outstanding aggregate principal amount of the Old Notes, voting together as a single class, which constitutes the requisite Consents to adopt the Proposed Amendments. Old Notes held by members of the Sponsor Group and EFH Corp. and their respective affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of the Old Notes delivered Consents necessary to adopt the Proposed Amendments. The requisite Consents having been received, EFH Corp., the guarantors of the Old Notes and The Bank of New York Mellon Trust Company, N.A., as trustee under the Old Notes Indenture, have executed and delivered the Supplemental Indenture to effectuate the Proposed Amendments. The Supplemental Indenture will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth in this Prospectus. Upon such time, any Old Notes not tendered and accepted for exchange in the exchange offers, including Old Notes withdrawn from the exchange offers after the Consent Date, will remain outstanding and the holders thereof will be bound by the terms of the Old Notes Indenture, as modified by the Proposed Amendments.

What is the amount of cash that will be paid in the exchange offers?

The aggregate amount of cash payable in the exchange offers, excluding the cash consent payments payable with respect to Consents validly delivered and not validly revoked at or prior to the Consent Date and accrued and unpaid interest, if any, payable with respect to the Old Cash-Pay Notes, is $500 million, which aggregate amount may be reduced as a result of proration or withdrawals, if any, after the Early Tender Date of Old Notes previously validly tendered (and not validly withdrawn) at or prior to the Early Tender Date. The potential reduction of this cash amount will not change the amount of Total Cash Consideration to be paid in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date. This aggregate amount of cash will be paid as the Total Cash Consideration in exchange for Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange such that each Old Toggle Note and each Old Cash-Pay Note validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange will receive the same percentage of its Total Consideration Amount in cash. Based on the reported aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date, the percentage of the total consideration payable for each $1,000 principal amount of each issue of Old Notes that consists of cash consideration will be approximately 18.657%.

What will I receive in the exchange offers if my Old Notes are accepted for exchange?

Upon the terms and subject to the conditions of the exchange offers, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, participating holders of Old Notes will be eligible to receive, in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn), the following:

(i) for Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange, a principal amount of New EFIH Senior Secured Notes and cash equal, in the aggregate, to the “Total Consideration Amount” as listed in the table on page ii of this Prospectus under “Total Consideration Amount if Tendered At or Prior to the Early Tender Date,” with the amount of New EFIH Senior Secured Notes (the “Total Notes Consideration”) and the amount of cash (the “Total Cash Consideration”) comprising the Total Consideration Amount depending on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date, as described below, and

(ii) for Old Notes validly tendered (and not validly withdrawn) after the Early Tender Date and at or prior to the Expiration Date and accepted for exchange, New EFIH Senior Secured Notes, referred to as the “Exchange Consideration” as listed in the table on page ii of this Prospectus under “Exchange Consideration if Tendered After the Early Tender Date and At or Prior to the Expiration Date.” No cash consideration will be payable with respect to Old Notes that are validly tendered after the Early Tender Date.

The Offeror was advised by the Exchange Agent that, as of the Early Tender Date, a total of $4,469,868,133 aggregate principal amount of outstanding Old Notes, representing approximately 99.51% of the outstanding Old Notes, were validly tendered (and not validly withdrawn) in the exchange offers. Of the tendered Old Notes, as of the Early Tender Date, $1,776,033,000 aggregate principal amount of the outstanding Old Cash-Pay Notes had been validly tendered and not validly withdrawn and $2,693,835,133 aggregate principal amount of the outstanding Old Toggle Notes had been validly tendered and not validly withdrawn.

Therefore, upon the terms and subject to the conditions of the exchange offers, the Total Consideration Amount payable for each $1,000 principal amount of each issue of Old Notes validly tendered at or prior to the Early Tender Date (and not validly withdrawn prior to the Expiration Date) and accepted for exchange, will consist of:

•	in the case of Old Cash-Pay Notes, Total Cash Consideration of $146.46 and Total Notes Consideration of $638.54 principal amount of New EFIH Senior Secured Notes, and

•	in the case of Old Toggle Notes, Total Cash Consideration of $134.33 and Total Notes Consideration of $585.67 principal amount of New EFIH Senior Secured Notes.

The Total Cash Consideration and the Total Notes Consideration payable per $1,000 principal amount of Old Notes as set forth above will not be affected by proration. The amount of Total Cash Consideration set forth above does not include the cash consent payment separately payable with respect to Consents validly delivered (and not validly revoked) at or prior to the Consent Date or accrued and unpaid interest, if any, payable with respect to the Old Cash-Pay Notes.

Will any Old Notes be given a higher acceptance priority in the exchange offers than other Old Notes?

No. The exchange offers constitute a single offer for both the Old Cash-Pay Notes and the Old Toggle Notes. Upon the terms and subject to the conditions of the exchange offers, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, all Old Notes validly tendered (and not validly withdrawn) in the exchange offers will be accepted in the exchange offers. In the event that proration of validly tendered (and not validly withdrawn) Old Notes is required, the Old Toggle Notes and the Old Cash-Pay Notes will be treated equally in calculating the proration.

If proration of validly tendered (and not validly withdrawn) Old Notes is required, the Offeror will determine the final proration promptly after the Expiration Date and will promptly announce the results of the final proration by press release. To determine the principal amount accepted of each tender subject to proration, the principal amount of such tender will be multiplied by the proration rate, which will be the same for both issues of Old Notes, and the resultant amount rounded down to the nearest permitted denomination of the Old Notes. The Offeror will not be able to determine the final proration prior to the Expiration Date.

Based on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) as of the Early Tender Date, and assuming no tendered Old Notes are validly withdrawn, the amount of Old Notes accepted for exchange will be prorated. Assuming that no additional Old Notes are validly tendered after the Early Tender Date, no Old Notes that were validly tendered at or prior to the Early Tender Date are validly withdrawn prior to the Expiration Date, and the Offeror accepts for exchange the maximum principal amount of Old Notes allowable under the terms and conditions of the exchange offers, the Offeror would accept for exchange in the exchange offers approximately 80.4% of the aggregate principal amount of the Old Cash-Pay Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and approximately 80.4% of the aggregate principal amount of the Old Toggle Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date.

Will I receive any accrued and unpaid interest on my Old Notes tendered for exchange in the exchange offers?

All holders whose Old Cash-Pay Notes are exchanged will receive an amount equal to accrued and unpaid interest on such Old Cash-Pay Notes, if any, in cash, from the last applicable interest payment date to, but not including, the Settlement Date. Holders whose Old Toggle Notes are accepted for exchange will not separately receive any accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes because the amount of such accrued interest through the Settlement Date has been included in determining the consideration being offered in the exchange offers for the Old Toggle Notes. If the Settlement Date occurs later than August 17, 2010, then the consideration being offered in the exchange offers for the Old Toggle Notes will be adjusted to account for the additional interest accrued after such date to, but not including, the Settlement Date.

What are the differences between the Old Notes and the New EFIH Senior Secured Notes?

There are important differences between the Old Notes and the New EFIH Senior Secured Notes, including that (i) the New EFIH Senior Secured Notes will be secured by, equally and ratably with the 9.75% Senior Secured Notes due 2019 of EFIH and EFIH Finance (the “EFIH 9.75% Notes”) and EFIH’s guarantees of the 9.75% Senior Secured Notes due 2019 of EFH Corp. (the “EFH Corp. 9.75% Notes”) and the 10.000% Senior Secured Notes due 2020 of EFH Corp. (the “EFH Corp. 10.000% Notes”), EFIH’s pledge of 100% of the membership interests and other investments it owns in Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) (such membership interests and other investments, the “Collateral”), which currently represents an approximate 80% equity interest in Oncor Electric Delivery Company LLC (“Oncor”) and (ii) the New EFIH Senior Secured Notes are not issued by EFH Corp. and are not guaranteed by Energy Future Competitive Holdings Company (“EFCH”), a wholly-owned subsidiary of EFH Corp. that guarantees the Old Notes and the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, or EFH Corp. and as a result, holders of New EFIH Senior Secured Notes will have no claim on the assets of EFH Corp. or its subsidiaries other than EFIH and EFIH Finance. See “Comparison of Principal Differences Between Old Notes and New EFIH Senior Secured Notes” for more information.

When was the Early Tender Date?

The Early Tender Date for the exchange offers was 5:00 p.m., New York City time, on July 29, 2010. Holders must have validly tendered (and not validly withdrawn) their Old Notes into the exchange offers at or prior to the Early Tender Date in order to be eligible to receive the Total Consideration Amount, including the applicable Total Cash Consideration.

When do the exchange offers expire?

The exchange offers will expire at midnight, New York City time, on August 12, 2010, unless extended.

When did the consent solicitation expire?

The consent solicitation expired at 5:00 p.m., New York City time, on July 29, 2010.

Until when may I withdraw Old Notes previously tendered for exchange in the exchange offers?

Tendered Old Notes may be withdrawn at any time at or prior to the Expiration Date. In addition, if not previously accepted for exchange, Old Notes may be withdrawn after the expiration of 40 business days from July 16, 2010.

Until when may I revoke Consents previously delivered in the consent solicitation?

Consents may no longer be revoked because the Consent Date has passed and the Supplemental Indenture has been executed and delivered. A withdrawal of Old Notes will not revoke any related Consents, and withdrawing holders will be subject to the Proposed Amendments if they become operative.

In what denominations will the New EFIH Senior Secured Notes be issued? What will happen if I am otherwise entitled to New EFIH Senior Secured Notes in a lower principal amount?

The New EFIH Senior Secured Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Tenders of Old Notes pursuant to the exchange offers will be accepted only in principal amounts equal to permitted denominations for such Old Notes. The Offeror will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFIH Senior Secured Notes to a participating holder. The aggregate principal amount of New EFIH Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New EFIH Senior Secured Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New EFIH Senior Secured Notes not received as a result of such rounding down.

Are the exchange offers subject to a minimum condition?

Yes. The exchange offers are conditioned on at least a majority of the outstanding aggregate principal amount of Old Notes being validly tendered (and not validly withdrawn) at or prior to the Expiration Date. As of the date of this Prospectus, a majority of the outstanding aggregate principal amount of Old Notes have been validly tendered (and not validly withdrawn). The exchange offers are also subject to the satisfaction or waiver of a number of other conditions set forth in this Prospectus, including the condition that the registration statement, of which this Prospectus forms a part, has been declared effective by the SEC (which condition cannot be waived). See “Conditions of the Exchange Offers and Consent Solicitation.” The exchange offers constitute a single offer for both the Old Cash-Pay Notes and the Old Toggle Notes. The conditions to the exchange offers will be satisfied or waived with respect to the single offer being made for both issues of Old Notes. Old Notes of both issues will be exchanged in the exchange offers if Old Notes of either issue are exchanged in the exchange offers.

Did any holders of Old Notes agree to participate in the exchange offers and the consent solicitation in advance of the commencement of the exchange offers and the consent solicitation?

As described above, pursuant to the Exchange Agreements, holders of Old Notes representing approximately 52% of the aggregate principal amount of outstanding Old Notes agreed to participate in the exchange offers and the consent solicitation. At or prior to the Early Tender Date and the Consent Date, such holders tendered and delivered consents in respect of their Old Notes in the exchange offers and consent solicitation pursuant to the Exchange Agreements.

May I tender only a portion of the Old Notes that I hold?

Yes. You may tender all or any portion of your Old Notes in the exchange offers and consent solicitation; however, any Old Note tendered at or prior to the Consent Date will be deemed to include Consents to the Proposed Amendments. You should note that the Offeror will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFIH Senior Secured Notes to a participating holder. The aggregate principal amount of New EFIH Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New EFIH Senior Secured Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New EFIH Senior Secured Notes not received as a result of rounding down.

If I want to tender my Old Notes, am I required to deliver the related Consents?

Old Notes validly tendered pursuant to the exchange offers (and not validly withdrawn) at or prior to the Consent Date were deemed to include Consents to the Proposed Amendments. The completion, execution and delivery of a Consent and Letter of Transmittal, or transmission of an Agent’s Message, in connection with a valid tender of Old Notes pursuant to the exchange offers at or prior to the Consent Date constituted the delivery of Consents with respect to such Old Notes. Holders could not validly tender Old Notes in the exchange offers at or prior to the Consent Date without delivering the related Consents, but holders may tender Old Notes after the Consent Date and at or prior to the Expiration Date without delivering Consents with respect to such Old Notes. However, holders tendering Old Notes after the Early Tender Date will not be eligible to receive the applicable Total Consideration Amount for such Old Notes, including the Total Cash Consideration, or the cash consent payment. Holders could not deliver Consents in the consent solicitation without validly tendering their Old Notes in the exchange offers at or prior to the Consent Date and could only validly revoke Consents by validly withdrawing the previously tendered related Old Notes at or prior to the Consent Date or by revoking Consents after the Consent Date and prior to the execution and delivery of the Supplemental Indenture by the parties thereto. Because it was expected that the Supplemental Indenture would be executed and delivered promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments, holders were advised that they should not expect to be able to revoke their Consents after the Consent Date. Consents may no longer be revoked because the Consent Date has passed and the Supplemental Indenture has been executed and delivered by the parties thereto.

Will I receive a payment if I deliver Consents in the consent solicitation?

Because the requisite Consents have been received and the Supplemental Indenture has been executed and delivered by the parties thereto, EFH Corp. will pay to each holder, in respect of such holder’s Old Notes as to which Consents are validly delivered and not validly revoked prior to the Consent Date, a cash consent payment of $2.50 per $1,000 principal amount of such Old Notes. Such consent payment is in addition to any Total Consideration Amount or Exchange Consideration that may be payable to a holder in respect of its Old Notes accepted for exchange. Given the amount of Old Notes as to which Consents have been validly delivered (and not validly revoked), the aggregate amount of consent payments payable in relation to the consent solicitation is approximately $11,174,670. If all holders of Old Notes had validly delivered (and not validly revoked) Consents at or prior to the Consent Date, the aggregate maximum amount of consent payments payable would have been approximately $11,230,000. The consent payments will be made on the Settlement Date or promptly following the termination of the exchange offers, as applicable, assuming that the conditions to such payments are satisfied. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers. If the exchange offers are terminated, the Proposed Amendments in the executed Supplemental Indenture will not become operative.

Holders of what principal amount of Old Notes were required to validly deliver (and not validly revoke) Consents to the Proposed Amendments in order for the Proposed Amendments to be adopted?

In order for the Proposed Amendments to be adopted, it was necessary for Consents to be validly delivered and not validly revoked at or prior to the Consent Date in respect of at least a majority of the outstanding aggregate principal amount of the Old Notes. Holders of the Old Notes (both the Old Toggle Notes and the Old Cash-Pay Notes) voted together as a single class with respect to the Proposed Amendments that were the subject of the consent solicitation. Old Notes held by members of the Sponsor Group, EFH Corp. and their respective affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of Old Notes delivered Consents necessary to adopt the Proposed Amendments.

EFH Corp. has received the requisite Consents to adopt the Proposed Amendments and, having received the requisite Consents, EFH Corp., the guarantors of the Old Notes and The Bank of New York Mellon Trust Company, N.A., as trustee under the Old Notes Indenture, have executed and delivered the Supplemental Indenture to effectuate the Proposed Amendments. The Supplemental Indenture will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth in this Prospectus.

If the exchange offers are completed and I do not participate in the exchange offers, or I do not exchange all of my Old Notes in the exchange offers, or some of my Old Notes are not accepted for exchange, how will my rights and obligations under my remaining Old Notes be affected?

If the Offeror completes the exchange offers, obligations with respect to any Old Notes not tendered by holders or not accepted for exchange or otherwise left outstanding following the completion of the exchange offers will not be secured by the Collateral and will therefore be effectively subordinated to the New EFIH Senior Secured Notes and the $1.317 billion aggregate principal amount of outstanding EFIH 9.75% Notes, EFH Corp. 9.75% Notes and EFH Corp. 10.000% Notes (we collectively refer to the EFIH 9.75% Notes, the EFH

Corp. 9.75% Notes and the EFH Corp. 10.000% Notes as the “Existing Secured Notes”), to the extent of the value of the Collateral. Further, because the requisite Consents have been received with respect to the Old Notes Indenture and the Supplemental Indenture giving effect to the related Proposed Amendments has been executed and delivered by the parties thereto, if the Proposed Amendments become operative with respect to the Old Notes Indenture, holders of the Old Notes left outstanding following completion of the exchange offers will no longer be entitled to the benefits of the covenants, events of default and other provisions that are eliminated or modified pursuant to such Proposed Amendments. In addition, to the extent that Old Notes are tendered and accepted in the exchange offers, any existing trading market for the remaining Old Notes may become further limited. The smaller outstanding principal amount may make the trading price of the Old Notes that are not tendered and accepted for payment more volatile. Consequently, the liquidity, market value and price volatility of Old Notes that remain outstanding may be materially and adversely affected. For a description of other consequences of failing to tender your Old Notes pursuant to the exchange offers, see “Risk Factors—Risks to Holders of Old Notes Not Tendered or Not Accepted for Exchange.”

What do you intend to do with the Old Notes that are accepted for exchange in the exchange offers?

Any Old Notes exchanged in the exchange offers may remain outstanding and held by EFIH or be retired and cancelled.

Are you making a recommendation regarding whether I should participate in the exchange offers?

None of the Offeror, EFH Corp., the Sponsor Group, the Dealer Managers, the Exchange Agent, the Information Agent or any other person is making any recommendation as to whether or not you should tender your Old Notes for exchange in the exchange offers. You must make your own decision whether to tender Old Notes in the exchange offers, and, if so, the amount of Old Notes to be tendered.

When will I receive the Total Consideration Amount or Exchange Consideration, as applicable, payable in the exchange offers, any accrued and unpaid interest and, if applicable, consent consideration for my Old Notes that are tendered and accepted for exchange pursuant to the exchange offers?

The Total Consideration Amount or Exchange Consideration, as applicable, payable in the exchange offers will be deposited with the Exchange Agent (or, upon its instruction, The Depository Trust Company (“DTC”)), which will act as your agent for purposes of receiving New EFIH Senior Secured Notes and any cash payment, on the Settlement Date. The consent payments will be made on the Settlement Date or promptly following the termination of the exchange offers, as applicable, assuming that the conditions to such payments are satisfied. Subject to the terms and conditions of the exchange offers, the Settlement Date for the exchange offers will occur promptly following the Expiration Date. Assuming that the exchange offers are not extended, the Offeror expects that the Settlement Date will be on or about the third business day following the Expiration Date.

Will the New EFIH Senior Secured Notes issued in the exchange offers be freely tradable?

New EFIH Senior Secured Notes issued in the exchange offers generally may be offered for resale, resold and otherwise transferred without further registration under the Securities Act of 1933, as amended (the “Securities Act”), and without delivery of a prospectus meeting the requirements of Section 10 of the Securities Act if the holder is not an “affiliate” of the Offeror within the meaning of Rule 144(a)(1) under the Securities Act. Any holder who is an affiliate of the Offeror at the time of the exchange must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resales, unless such sale or transfer is made pursuant to an exemption from such requirements and the requirements under applicable state securities laws. EFIH intends to apply to list the New EFIH Senior Secured Notes on the New York Stock Exchange.

Do you or any of your affiliates have any current plans to purchase any Old Notes that remain outstanding subsequent to the Expiration Date?

No. Although we do not currently intend to do so, we may, following the completion, termination or withdrawal of the exchange offers, and subject to applicable law, purchase Old Notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise. Any other purchases may be made on the same terms or on terms which are more or less favorable to holders than the terms of these exchange offers. We also reserve the right to repay any Old Notes not tendered. If we decide to repurchase or repay Old Notes that are not tendered in the exchange offers on terms that are more favorable than the terms of the exchange offers, those holders who decided not to participate in the exchange offers could be better off than those that participated in the exchange offers.

What are the conditions to the exchange offers?

The exchange offers are subject to the conditions described under “Conditions of the Exchange Offers and the Consent Solicitation,” including the condition that the registration statement, of which this Prospectus forms a part, has been declared effective by the SEC (which condition cannot be waived). The exchange offers are also conditioned on at least a majority of the outstanding aggregate principal amount of Old Notes being validly tendered (and not validly withdrawn) at or prior to the Expiration Date. As of the date of this Prospectus, a majority of the outstanding aggregate principal amount of Old Notes have been validly tendered (and not validly withdrawn). Subject to applicable law, the Offeror has the right to terminate or withdraw the exchange offers if any of the applicable conditions described under “Conditions of the Exchange Offers and the Consent Solicitation” are not satisfied or waived by the Expiration Date. The exchange offers constitute a single offer for both the Old Cash-Pay Notes and the Old Toggle Notes. The conditions to the exchange offers will be satisfied or waived with respect to the single offer being made for both issues of Old Notes. Old Notes of both issues will be exchanged in the exchange offers if Old Notes of either issue are exchanged in the exchange offers.

Under what circumstances can the exchange offers be extended, amended or terminated?

Subject to applicable law, the Offeror may terminate or withdraw, at its sole discretion, the exchange offers if any applicable condition to the exchange offers is not satisfied or waived by the Expiration Date. The Offeror reserves the right, subject to applicable law, to (i) waive any and all of the conditions of the exchange offers (except for the condition that the registration statement, of which this Prospectus forms a part, has been declared effective by the SEC (which condition cannot be waived)) at or prior to the Expiration Date and (ii) amend the terms of the exchange offers. In the event that the exchange offers are terminated, withdrawn or otherwise not completed at or prior to the Expiration Date, no consideration will be paid or become payable to holders who have tendered their Old Notes pursuant to the exchange offers, other than the consent payments. In any such event, (1) Old Notes previously tendered pursuant to the exchange offers will be promptly returned to the tendering holders and (2) the Proposed Amendments in the executed Supplemental Indenture will not become operative. See “General Terms of the Exchange Offers and Consent Solicitation—Extension, Termination or Amendment.”

How will I be notified if the exchange offers are extended, amended or terminated?

Any extension, termination or amendment of the exchange offers will be followed as promptly as practicable by announcement thereof. An announcement in the case of an extension will be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. Without limiting the manner in which the Offeror may choose to make such announcement, the Offeror will not, unless otherwise required by applicable law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to a United States news agency or another means of announcement that the Offeror deems appropriate.

How will the exchange offers affect the trading markets for the Old Notes that are not exchanged?

To the extent the exchange offers are completed, the aggregate principal amount of outstanding Old Notes will be reduced. A reduction in the aggregate principal amount of outstanding Old Notes of either issue may materially and adversely affect the liquidity of the Old Notes of such issue that remain outstanding after completion of the exchange offers. An issue of securities with a small principal amount available for trading, or “float,” could command a lower price than does a comparable issue of securities with a larger float. Therefore, the market price for an issue of Old Notes that remains outstanding after completion of the exchange offers may be materially and adversely affected. A reduced float may also make the trading prices of Old Notes that are not exchanged more volatile. Following the completion of the exchange offers, an active trading market in the Old Notes may not exist and the trading price for the Old Notes not tendered by holders or not accepted for exchange may materially decline.

Will the Offeror or EFH Corp. receive any cash proceeds from the exchange offers or the consent solicitation?

No. Neither the Offeror nor EFH Corp. will receive any cash proceeds from the exchange offers or the consent solicitation. Any Old Notes exchanged in the exchange offers may remain outstanding and be held by EFIH or be retired and cancelled.

How do I tender my Old Notes for exchange in the exchange offers and deliver Consents in the consent solicitation?

If a holder wishes to participate in the exchange offers, and such holder’s Old Notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee, such holder must instruct such custodial entity (pursuant to the procedures of the custodial entity) to tender the Old Notes. In order to have participated in the consent solicitation, Old Notes must have been validly tendered (and not validly withdrawn), thereby delivering the related Consent, at or prior to the Consent Date.

Custodial entities that are participants in DTC must tender Old Notes and deliver Consents through DTC’s Automated Tender Offer Program (“ATOP”), by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the Consent and Letter of Transmittal. A Consent and Letter of Transmittal need not be completed and submitted in connection with tenders effected through ATOP.

How do I withdraw Old Notes previously tendered for exchange in the exchange offers and revoke Consents previously delivered in the consent solicitation?

A holder may withdraw the tender of such holder’s Old Notes at any time prior to the Expiration Date (and, if not previously accepted for exchange, after the expiration of 40 business days from July 16, 2010) by submitting a notice of withdrawal to the Exchange Agent using ATOP procedures and/or upon compliance with the other procedures described under “Withdrawal of Tenders and Revocation of Consents.” The withdrawal of any Old Notes at or prior to the Consent Date would have constituted a revocation of the related Consents. Consents could not be revoked prior to the Consent Date except by withdrawing tendered Old Notes at or prior to the Consent Date. Consents could have been revoked after the Consent Date by revoking such Consents prior to the execution and delivery of the Supplemental Indenture. Because it was expected that the Supplemental Indenture would be executed and delivered promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments, holders were advised that they should not expect to be able to revoke their Consents after the Consent Date. Any Consents that were not revoked at or prior to the later of the Consent Date and the execution and delivery of the Supplemental Indenture may no longer be revoked.

Will I have to pay any fees or commissions if I tender my Old Notes for exchange in the exchange offers?

You will not be required to pay any fees or commissions to the Offeror, EFH Corp., the Sponsor Group, the Dealer Managers, the Exchange Agent or the Information Agent in connection with the exchange offers. If your Old Notes are held through a broker, dealer, commercial bank, trust company or other nominee that tenders your Old Notes on your behalf, your broker or other nominee may charge you a commission for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

Are there procedures for guaranteed delivery of Old Notes?

No. The exchange offers will not provide for guaranteed delivery procedures with respect to any issue of Old Notes.

What risks should I consider in deciding whether or not to tender my Old Notes in the exchange offers or deliver Consents in the consent solicitation?

In deciding whether to participate in the exchange offers or consent solicitation, you should carefully consider the discussion of risks and uncertainties that are described in the section of this Prospectus entitled “Risk Factors.”

What are the material U.S. federal income tax considerations of my participating in the exchange offers and consent solicitation?

Please see the section of this Prospectus entitled “Material U.S. Federal Income Tax Considerations.” The tax consequences to you of the exchange offers and the consent solicitation will depend on your individual circumstances. You should consult your own tax advisor for a full understanding of the tax considerations of participating in the exchange offers or consent solicitation.

With whom may I talk if I have questions about the exchange offers or consent solicitation?

If you have any questions or need help in tendering your Old Notes, please contact the Information Agent or the Exchange Agent whose addresses and telephone numbers are listed on the back cover of this Prospectus or your broker, dealer, commercial bank, trust company or other nominee through which your Old Notes are held.

SUMMARY

This summary highlights selected information appearing elsewhere in this Prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the New EFIH Senior Secured Notes or delivering Consents with respect to the Old Notes. You should carefully read this summary together with the entire Prospectus, including the information set forth in the section entitled “Risk Factors.”

Unless the context otherwise requires or as otherwise indicated: references in this Prospectus to “we,” “our” and “us” refer to Energy Future Holdings Corp. and its subsidiaries; references to “EFH Corp.,” “EFCH,” “TCEH,” “EFIH” and “EFIH Finance” refer to Energy Future Holdings Corp., Energy Future Competitive Holdings Company, Texas Competitive Electric Holdings Company LLC, Energy Future Intermediate Holding Company LLC and EFIH Finance Inc., respectively, and not to any of their respective subsidiaries; and references to “Oncor Holdings” and “Oncor” refer to Oncor Electric Delivery Holdings Company LLC and Oncor Electric Delivery Company LLC, respectively, with or without their subsidiaries as indicated in context.

Investment funds associated with or designated by Kohlberg Kravis Roberts & Co. (“KKR”), TPG Capital, L.P. (“TPG”) and Goldman, Sachs & Co. (“Goldman Sachs” and, together with KKR and TPG, the “Sponsor Group”), and certain other co-investors (collectively with the Sponsor Group, the “Investors”), own EFH Corp. through Texas Energy Future Holdings Limited Partnership (“Texas Holdings”), with the Sponsor Group controlling Texas Holdings’ general partner, Texas Energy Future Capital Holdings LLC.

Our Businesses

We are a Dallas-based energy company with operations consisting of competitive and regulated energy businesses in Texas. EFH Corp. is a holding company conducting its operations principally through its subsidiaries, TCEH and Oncor. TCEH is wholly-owned, and EFH Corp. holds an approximately 80% interest in Oncor.

TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. EFCH is the parent company of TCEH and a direct subsidiary of EFH Corp.

As of June 30, 2010, TCEH owned or leased 17,519 megawatts (“MW”) of generation capacity in Texas, which consists of lignite/coal, nuclear and natural gas-fueled generation facilities. This amount includes two new lignite-fueled units (Sandow 5 and Oak Grove) that achieved substantial completion (as defined in the EPC agreements for the units) in fall of 2009 but does not include one new lignite-fueled unit (Oak Grove) that achieved substantial completion (as defined in the EPC Agreement for the unit) in June 2010. In addition, TCEH is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the United States. TCEH provides competitive electricity and related services to more than two million retail electricity customers in Texas.

EFIH, a direct subsidiary of EFH Corp., is a holding company whose wholly-owned subsidiary, Oncor Holdings, holds a majority interest (approximately 80%) in Oncor. Oncor is a regulated electricity transmission and distribution company, principally engaged in providing delivery services to retail electric providers, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas.

Oncor is engaged in regulated electricity transmission and distribution operations in Texas that are primarily regulated by the PUCT. Oncor provides both distribution services to retail electric providers that sell electricity to consumers and transmission services to other electricity distribution companies, cooperatives and municipalities. Oncor operates the largest transmission and distribution system in Texas, delivering electricity to approximately three million homes and businesses and operating more than 117,000 miles of transmission and distribution lines. A significant portion of Oncor’s revenues represent fees for delivery services provided to TCEH. Distribution revenues from TCEH represented 38% of Oncor’s total revenues for the year ended December 31, 2009 and 37% for the six months ended June 30, 2010.

EFH Corp. and Oncor have implemented certain structural and operational “ring-fencing” measures based on commitments made by Texas Holdings and Oncor to the PUCT that are intended to enhance the credit quality of Oncor. These measures serve to mitigate Oncor’s and Oncor Holdings’ credit exposure to Texas Holdings and its other subsidiaries (collectively, the “Texas Holdings Group”) and to reduce the risk that the assets and liabilities of Oncor or Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities.

At June 30, 2010, we had approximately 9,100 full-time employees (including approximately 3,825 at Oncor), including approximately 2,730 employees under collective bargaining agreements (including approximately 690 at Oncor).

The Sponsor Group

KKR

Founded in 1976 and led by Henry Kravis and George Roberts, KKR is a leading global alternative asset manager with $54.7 billion in assets under management as of March 31, 2010. With over 600 people and 14 offices around the world, KKR manages assets through a variety of investment funds and accounts covering multiple asset classes. KKR seeks to create value by bringing operational expertise to its portfolio companies and through active oversight and monitoring of its investments. KKR complements its investment expertise and strengthens interactions with investors through its client relationships and capital markets platforms. KKR is publicly traded on the New York Stock Exchange (NYSE: KKR).

TPG

TPG is a leading private investment firm with approximately $45 billion of assets under management as of March 31, 2010. The firm was founded in 1992 and is led by David Bonderman and James G. Coulter. Through its global buyout platform, TPG Capital, the firm generally makes significant investments in companies through acquisitions and restructurings across a broad range of industries throughout North America, Europe, Asia and Australia. Notable investments by TPG’s energy, power and commodities practice have included Texas Genco, Kraton Performance Polymers and Valerus Compression Services.

Goldman Sachs

The Goldman Sachs Group, Inc. is a bank holding company and a leading global investment banking, securities and investment management firm. Established in 1986, the firm’s Principal Investment Area (“PIA”) is part of the Merchant Banking Division and includes the GS Capital Partners, GS Loan Partners and GS Mezzanine Partners funds. Since 1986, PIA has formed 15 investment vehicles aggregating $80 billion of capital. GS Capital Partners VI, L.P., with $20.3 billion in equity, is the Goldman Sachs Group, Inc.’s current primary investment vehicle for privately negotiated equity investments across the globe.

Recent Developments

Liability Management Program

In October 2009, EFH Corp. implemented a liability management program focused on improving its balance sheet by reducing debt and extending debt maturities.

July 2010 Liability Management Transaction

As part of its liability management program, on July 2, 2010, EFH Corp. consummated a private placement exchange transaction with an institutional investor. In the transaction, EFH Corp. exchanged approximately $412 million aggregate principal amount of EFH Corp. 10.000% Notes plus accrued and unpaid interest on the EFH Corp. Series P Notes (defined below) for approximately $549 million aggregate principal amount of its 5.55% Series P Senior Notes due November 15, 2014 (the “EFH Corp. Series P Notes”). Prior to the transaction, the institutional investor, who held a majority of the outstanding aggregate principal amount of the EFH Corp. Series P Notes, gave its consent to certain amendments to the Indenture (For Unsecured Debt Securities Series P), dated as of November 1, 2004, between EFH Corp. and Bank of New York Mellon (“BNY”), and related documents (collectively, the “Series P Indenture”). The Series P Indenture governs the EFH Corp. Series P Notes. As a result of the consent, EFH Corp. and BNY, as trustee under the Series P Indenture, entered into a Supplemental Indenture, dated as of July 1, 2010 (the “Series P Supplemental Indenture”), that amended and supplemented the Series P Indenture. The amendments to the Series P Indenture, among other things, modify or eliminate substantially all of the restrictive covenants contained in the Series P Indenture, modify or eliminate certain events of default, modify covenants regarding mergers and consolidations and modify or eliminate certain other provisions of the Series P Indenture, including the limitation on the incurrence of secured indebtedness.

Liability Management Program Activities Since the Start of the Second Quarter

Since the start of the second quarter of 2010, under its liability management program, EFH Corp. has acquired (including the transactions described above but not including the exchange offers contemplated in this Prospectus), in aggregate, approximately $1.061 billion principal amount of its and TCEH’s outstanding debt. As consideration for this acquired debt, EFH Corp. has issued approximately $527 million principal amount of EFH Corp. 10.000% Notes and paid approximately $235 million of cash (excluding accrued interest payments). These transactions have resulted in EFH Corp. capturing approximately $299 million of debt discount since the start of the second quarter of 2010.

Total Liability Management Program to Date

Since October 2009, when EFH Corp. began its liability management program, including the transactions described above but not including the Exchange Offer contemplated in this prospectus, EFH Corp. (together with EFIH) has acquired, in aggregate, approximately $1.465 billion principal amount of its and TCEH’s outstanding debt. As consideration for this acquired debt, EFH Corp. has issued approximately $561 million principal amount of EFH Corp. 10.000% Notes and $115 million principal amount of EFH Corp. 9.75% Notes and paid approximately $235 million of cash (excluding accrued interest payments) and EFIH has issued approximately $141 million principal amount of EFIH 9.75% Notes. These transactions have resulted in EFH Corp. capturing approximately $413 million of debt discount under its liability management program.

The following is a summary of the principal amount of debt acquired to date under EFH Corp.’s liability management program:

•	approximately $566 million of EFH Corp. Series P Notes;

•	approximately $10 million of EFH Corp.’s 6.50% Series Q Senior Notes due 2024;

•	approximately $6 million of EFH Corp.’s 6.55% Series R Senior Notes due 2034;

•	approximately $213 million of EFH Corp.’s Old Cash-Pay Notes;

•	approximately $266 million of EFH Corp.’s Old Toggle Notes;

•	approximately $332 million of TCEH’s 10.25% Senior Notes due 2015 and 10.25% Senior Notes due 2015, Series B (collectively, the “TCEH Notes”);

•	approximately $52 million of TCEH’s 10.50%/11.25% Senior Toggle Notes due 2016 (the “TCEH Toggle Notes”); and

•	approximately $20 million of TCEH’s initial term loans under its Senior Secured Credit Facilities.

Exchange Agreements

On July 15, 2010, EFH Corp., EFIH and EFIH Finance entered into exchange agreements with certain institutional investors that are holders of certain of the Old Notes, which we refer to as the Exchange Agreements, pursuant to which such holders agreed to participate in the exchange offers and the consent solicitation. Pursuant to the terms of the Exchange Agreements, at or prior to the Early Tender Date and the Consent Date such holders tendered and delivered consents in respect of approximately $2.3 billion aggregate principal amount of Old Notes, representing approximately 52% of the aggregate principal amount of outstanding Old Notes, in the exchange offers and the consent solicitation.

Organizational Structure

The chart below is a summary of EFH Corp.’s organizational and ownership structure and illustrates our long-term debt as of June 30, 2010, after giving effect to repurchases and exchanges of EFH Corp.’s and its subsidiaries’ notes since June 30, 2010 described in “—Recent Developments—Liability Management Program” and under “Debt Related Activity in 2010 – 2010 Debt Exchanges and Repurchases” in Note 6 to EFH Corp.’s unaudited historical interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2010 included elsewhere in this Prospectus, as well as the issuance of New EFIH Senior Secured Notes offered by this Prospectus. Please see “Capitalization” for further information regarding our outstanding debt amounts after giving effect to the completion of the exchange offers. The chart below excludes subsidiaries of EFH Corp. that are not subsidiaries of EFIH or EFCH, including TXU Receivables Company. TXU Receivables Company conducts an accounts receivable securitization program.

(1)	Represents Old Notes subject to the exchange offers and consent solicitation. See “Capitalization”.
(2)	EFH Corp.’s 5.55% Series P Senior Notes due 2014, 6.50% Series Q Senior Notes due 2024 and 6.55% Series R Senior Notes due 2034 (collectively, the “Legacy Notes”). Principal amount excludes $582 million aggregate principal amount of Legacy Notes held by EFH Corp. and EFIH.

(3)	See “Capitalization”. The New EFIH Senior Secured Notes will not be guaranteed by EFH Corp., EFCH or any of EFCH’s subsidiaries.
(4)	Ring-fenced entities are all unrestricted under the indenture governing the New EFIH Senior Secured Notes, are not subject to the covenants and events of default thereof and are not guaranteeing the New EFIH Senior Secured Notes.
(5)	Principal amount excludes $386 million held by EFH Corp. and EFIH.
(6)	Principal amount excludes $20 million held by EFH Corp.
(7)	Substantially all of the subsidiaries of TCEH are engaged in competitive market activities.

Additional Information

EFH Corp. was incorporated in Texas in 1996. EFIH was formed in Delaware in 2007. EFIH Finance was incorporated in Delaware in 2009. The Offeror’s and EFH Corp.’s principal executive offices are located at Energy Plaza, 1601 Bryan Street, Dallas, TX 75201-3411. The telephone number of the Offeror’s and EFH Corp.’s principal executive office is (214) 812-4600. The Offeror’s and EFH Corp.’s website is http://www.energyfutureholdings.com. Information on or connected to the Offeror’s and EFH Corp.’s website does not constitute part of this Prospectus.

Summary of the Terms of the Exchange Offers and the Consent Solicitation

The summary below describes the principal terms of the exchange offers and the consent solicitation. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete understanding of the terms and conditions of the exchange offers and the consent solicitation, you should read this entire Prospectus.

The Exchange Offers	Upon the terms and subject to the conditions of the exchange offers, the Offeror is offering to exchange outstanding Old Notes validly tendered and not validly withdrawn for the consideration set forth in this Prospectus. The exchange offers constitute a single offer for both the Old Cash-Pay Notes and the Old Toggle Notes

Maximum Exchange Amount	The maximum aggregate principal amount of New EFIH Senior Secured Notes issuable in the exchange offers will not exceed $2.18 billion. The maximum principal amount of New EFIH Senior Secured Notes issuable in the exchange offers is referred to in this Prospectus as the “Maximum Exchange Amount.” Subject to applicable law, the Offeror reserves the right, but is not obligated, to increase or decrease the Maximum Exchange Amount. If a change is made to the amount of securities offered to be exchanged pursuant to the exchange offers, including any change to the Maximum Exchange Amount, the exchange offers will remain open for at least ten business days from (and including) the date of the announcement of such change to the extent required by applicable law.

Acceptance; Proration	Upon the terms and subject to the conditions of the exchange offers, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, all Old Notes validly tendered (and not validly withdrawn) in the exchange offers will be accepted in the exchange offers. The maximum principal amount of each issue of Old Notes that will be accepted for exchange is the outstanding principal amount of such issue validly tendered (and not validly withdrawn) as limited by the Maximum Exchange Amount and the resulting prorations, if necessary. In the event that proration of validly tendered (and not validly withdrawn) Old Notes is required, the Old Toggle Notes and the Old Cash-Pay Notes will be treated equally in calculating the proration.

If proration of validly tendered (and not validly withdrawn) Old Notes is required, the Offeror will determine the final proration promptly after the Expiration Date and will announce the results of the final proration by press release. To determine the principal amount accepted of each tender subject to proration, the principal amount of such tender will be multiplied by the proration rate, which will be the same for both issues of Old Notes, and the resultant amount rounded down to the nearest permitted denomination of the particular issue of Old Notes. The Offeror will not be able to determine the final proration prior to the Expiration Date.

Based on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) as of the Early Tender Date, and assuming no tendered Old Notes are validly withdrawn, the amount of Old Notes accepted for exchange will be prorated. Assuming that no additional Old Notes are validly tendered after the Early Tender Date, no Old Notes that were validly tendered at or prior to the Early Tender Date are validly withdrawn prior to the Expiration Date, and the Offeror accepts for exchange the maximum principal amount of Old Notes allowable under the terms and conditions of the exchange Offers, the Offeror would accept for exchange in the exchange offers approximately 80.4% of the aggregate principal amount of the Old Cash-Pay Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and approximately 80.4% of the aggregate principal amount of the Old Toggle Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date.

Consideration Offered in Exchange Offers	Upon the terms and subject to the conditions of the exchange offers, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, participating holders of Old Notes will be eligible to receive, in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn), the following:

(i) for Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange, a principal amount of New EFIH Senior Secured Notes and cash equal, in the aggregate, to the “Total Consideration Amount” as listed in the table on page ii of this Prospectus under “Total Consideration Amount if Tendered At or Prior to the Early Tender Date,” with the amount of New EFIH Senior Secured Notes (the “Total Notes Consideration”) and the amount of cash (the “Total Cash Consideration”) comprising the Total Consideration Amount depending on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date, as described below.

(ii) for Old Notes validly tendered (and not validly withdrawn) after the Early Tender Date and at or prior to the Expiration Date and accepted for exchange, New EFIH Senior Secured Notes, referred to as the “Exchange Consideration” as listed in the table on page ii of this Prospectus under “Exchange Consideration if Tendered After the Early Tender Date and At or Prior to the Expiration Date.” No cash consideration will be payable with respect to Old Notes that are validly tendered after the Early Tender Date.

The Offeror was advised by the Exchange Agent that, as of the Early Tender Date, a total of $4,469,868,133 aggregate principal amount of outstanding Old Notes, representing approximately 99.51% of the outstanding Old Notes, were validly tendered (and not validly withdrawn) in the exchange offers. Of the tendered Old Notes, as of the Early Tender Date, $1,776,033,000 aggregate principal amount of the outstanding Old Cash-Pay Notes had been validly tendered and not validly withdrawn and $2,693,835,133 aggregate principal amount of the outstanding Old Toggle Notes had been validly tendered and not validly withdrawn.

Therefore, upon the terms and subject to the conditions of the exchange offers, the Total Consideration Amount payable for each $1,000 principal amount of each issue of Old Notes validly tendered at or prior to the Early Tender Date (and not validly withdrawn prior to the Expiration Date) and accepted for exchange, will consist of:

•	in the case of Old Cash-Pay Notes, Total Cash Consideration of $146.46 and Total Notes Consideration of $638.54 principal amount of New EFIH Senior Secured Notes, and

•	in the case of Old Toggle Notes, Total Cash Consideration of $134.33 and Total Notes Consideration of $585.67 principal amount of New EFIH Senior Secured Notes.

The Total Cash Consideration and the Total Notes Consideration payable per $1,000 principal amount of Old Notes as set forth above will not be affected by proration. The amount of Total Cash Consideration set forth above does not include the cash consent payment separately payable with respect to Consents validly delivered (and not validly revoked) at or prior to the Consent Date or accrued and unpaid interest, if any, payable with respect to the Old Cash-Pay Notes.

Accrued and Unpaid Interest	All holders whose Old Cash-Pay Notes are accepted for exchange will receive an amount equal to accrued and unpaid interest on such Old Cash-Pay Notes, if any, in cash, from the last applicable interest payment date to, but not including, the Settlement Date. Holders whose Old Toggle Notes are accepted for exchange will not separately receive any accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes because the amount of such accrued interest through the Settlement Date has been included in determining the consideration being offered in the exchange offers for the Old Toggle Notes. If the Settlement Date occurs later than August 17, 2010, then the consideration being offered in the exchange offers for the Old Toggle Notes will be adjusted to account for the additional interest accrued after such date to, but not including, the Settlement Date.

Fractions

The Offeror will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFIH Senior Secured Notes to a participating holder. The aggregate principal amount of New EFIH Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New EFIH Senior Secured

Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New EFIH Senior Secured Notes not received as a result of rounding down.

Aggregate Cash Payment in Exchange Offers	The aggregate amount of cash payable in the exchange offers, excluding the cash consent payments payable with respect to Consents validly delivered and not validly revoked at or prior to the Consent Date and accrued and unpaid interest, if any, payable with respect to the Old Cash-Pay Notes, is $500 million, which aggregate amount may be reduced as a result of proration or withdrawals, if any, after the Early Tender Date of Old Notes previously validly tendered (and not validly withdrawn) at or prior to the Early Tender Date. The potential reduction of this cash amount will not change the amount of Total Cash Consideration to be paid in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date. This aggregate amount of cash will be paid as the Total Cash Consideration pro rata in exchange for Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange such that each Old Toggle Note and each Old Cash-Pay Note validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange will receive the same percentage of its Total Consideration Amount in cash. Based on the reported aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date, the percentage of the total consideration payable for each $1,000 principal amount of each issue of Old Notes that consists of cash consideration will be approximately 18.657%.

The Consent Solicitation	Upon the terms and subject to the conditions described in this Prospectus and the Consent and Letter of Transmittal, EFH Corp. solicited Consents in the consent solicitation of holders of the Old Notes to the Proposed Amendments.

The solicitation of consents for the Old Notes expired on the Consent Date. Old Notes validly tendered pursuant to the exchange offers (and not validly withdrawn) at or prior to the Consent Date were deemed to include Consents to the Proposed Amendments. The completion, execution and delivery of a Consent and Letter of Transmittal, or transmission of an Agent’s Message, in connection with a valid tender of Old Notes pursuant to the exchange offers at or prior to the Consent Date constituted the delivery of Consents with respect to such Old Notes. Holders could not validly tender Old Notes in the exchange offers at or prior to the Consent Date without delivering the related Consents in the consent solicitation and could not validly withdraw previously tendered Old Notes at or prior to the Consent Date without revoking the related Consents. Holders could not deliver Consents in the consent solicitation without validly tendering their Old Notes in the exchange offers at or prior to the Consent Date and could only validly revoke Consents by validly withdrawing the previously tendered related Old Notes at or prior to the Consent Date or by revoking Consents after the Consent Date and prior to the execution and delivery of the Supplemental Indenture by the parties thereto. Because it was expected that the Supplemental Indenture would be executed and delivered promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments, holders were advised that they should not expect to be able to revoke their Consents after the Consent Date. Consents may no longer be revoked because the Consent Date has passed and the Supplemental Indenture has been executed and delivered by the parties thereto. Holders may tender Old Notes after the Consent Date and at or prior to the Expiration Date without delivering Consents. However, holders tendering Old Notes after the Early Tender Date will not be eligible to receive the applicable Total Consideration Amount, including the Total Cash Consideration, or the cash consent payment.

Because the requisite Consents have been received and the Supplemental Indenture has been executed and delivered by the parties thereto, EFH Corp. will pay to each holder, in respect of such holder’s Old Notes as to which Consents are validly delivered and not validly revoked at or prior to the Consent Date, a cash consent payment of $2.50 per $1,000 principal amount of such Old Notes. Such consent payment is in addition to any Total Consideration Amount or Exchange Consideration that may be payable to a holder in respect of its Old Notes accepted for exchange. Given the amount of Old Notes as to which Consents have been validly delivered (and not validly revoked), the aggregate amount of consent payments payable in relation to the consent solicitation is approximately $11,174,670. If all holders of Old Notes had validly delivered (and not validly revoked) Consents at or prior to the Consent Date, the aggregate maximum amount of consent payments payable would have been approximately $11,230,000. The consent payments will be made on the Settlement Date or promptly following the termination of the exchange offers. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers. If the exchange offers are terminated, the Proposed Amendments in the executed Supplemental Indenture will not become operative. See “Procedures for Tendering Old Notes and Delivering Consents” for more information.

The Proposed Amendments	The Proposed Amendments would eliminate substantially all of the restrictive covenants contained in the Old Notes Indenture and the Old Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions, including certain provisions relating to defeasance contained in the Old Notes Indenture and Old Notes that would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event. See “Proposed Amendments” for more information.

In addition to the foregoing, execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver by a consenting holder of the Old Notes with respect to all claims against EFH Corp., the guarantors of the Old Notes and the Sponsor Group of any breach, default or event of default that may have arisen under the Old Notes Indenture. As of the date of this Prospectus, EFH Corp. is not aware of any such breaches, defaults or events of default.

Requisite Consents	In order for the Proposed Amendments to be adopted with respect to the Old Notes, it was necessary for Consents to be validly delivered and not validly revoked at or prior to the Consent Date in respect of at least a majority of the outstanding aggregate principal amount of the Old Notes. Holders of Old Notes voted together as a single class with respect to the Proposed Amendments that were the subject of the consent solicitation. Old Notes held by members of the Sponsor Group and their affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of the Old Notes delivered Consents necessary to adopt the Proposed Amendments.

EFH Corp. has received the requisite Consents to adopt the Proposed Amendments and, having received the requisite Consents, EFH Corp., the guarantors of the Old Notes and The Bank of New York Mellon Trust Company, N.A., as trustee under the Old Notes Indenture, have executed and delivered the Supplemental Indenture to effectuate the Proposed Amendments. The Supplemental Indenture will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth in this Prospectus.

Consent Date	To deliver Consents pursuant to the consent solicitation, holders must have validly tendered (and not validly withdrawn) their Old Notes, and thereby delivered Consents related to such Old Notes, at or prior to 5:00 p.m., New York City time, on July 29, 2010.

Early Tender Date	To tender by the Early Tender Date, holders must have validly tendered (and not validly withdrawn) their Old Notes at or prior to 5:00 p.m., New York City time, on July 29, 2010.

Expiration Date	The exchange offers will expire at midnight, New York City time, on August 12, 2010, unless extended by the Offeror.

Procedure for Tenders and Delivery of Consents	If a holder wishes to participate in the exchange offers and such holder’s Old Notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee, such holder must instruct such custodial entity (pursuant to the procedures of the custodial entity) to tender the Old Notes. In order to participate in the consent solicitation, Old Notes must have been validly tendered (and not validly withdrawn), thereby delivering the related Consent, at or prior to the Consent Date.

Custodial entities that are participants in DTC must tender Old Notes and deliver Consents through ATOP, by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the Consent and Letter of Transmittal. A Consent and Letter of Transmittal need not be completed and submitted in connection with tenders effected through ATOP.

No Guaranteed Delivery	The exchange offers will not provide for guaranteed delivery procedures with respect to any issue of Old Notes.

Withdrawal of Tenders and Revocation of Consents	A holder may withdraw the tender of such holder’s Old Notes at any time prior to the Expiration Date (and, if not previously accepted for exchange, after the expiration of 40 business days from July 16, 2010) by submitting a notice of withdrawal to the Exchange Agent using ATOP procedures and/or upon compliance with the other procedures described under “Withdrawal of Tenders and Revocation of Consents.” The withdrawal of any Old Notes at or prior to the Consent Date would have constituted a revocation of the related Consents. Consents could not be revoked prior to the Consent Date except by withdrawing tendered Old Notes at or prior to the Consent Date. Consents could have been revoked after the Consent Date by revoking such Consents prior to the execution and delivery of the Supplemental Indenture. Because it was expected that the Supplemental Indenture would be executed and delivered promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments, holders were advised that they should not expect to be able to revoke their Consents after the Consent Date. Any Consents that were not revoked at or prior to the later of the Consent Date and the execution and delivery of the Supplemental Indenture may no longer be revoked. A withdrawal of Old Notes will no longer revoke any related Consents, and withdrawing holders will be subject to the Proposed Amendments if they become operative.

Settlement Date	Subject to the terms and conditions of the exchange offers, the settlement date for the exchange offers will occur promptly following the Expiration Date (such date, the “Settlement Date”). Assuming that the exchange offers are not extended, the Offeror expects that the Settlement Date will be on or about August 17, 2010, the third business day following the Expiration Date.

The New EFIH Senior Secured Notes	For a description of the terms of the New EFIH Senior Secured Notes, see “—Summary of New EFIH Senior Secured Notes” and “Description of the Notes.” For a comparison of the principal differences between the Old Notes and the New EFIH Senior Secured Notes, see “Comparison of Principal Differences Between Old Notes and New EFIH Senior Secured Notes.”

Collateral	The New EFIH Senior Secured Notes will be secured, equally and ratably with the EFIH 9.75% Notes and EFIH’s guarantees of the

EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, by EFIH’s pledge of 100% of the membership interests and other investments it owns in Oncor Holdings (which currently represent an approximate 80% equity interest in Oncor).

Conditions to the Exchange Offers and the Consent Solicitation	The exchange offers are conditioned on at least a majority of the outstanding aggregate principal amount of Old Notes being validly tendered (and not validly withdrawn) at or prior to the Expiration Date. As of the date of this Prospectus, a majority of the outstanding aggregate principal amount of Old Notes have been validly tendered (and not validly withdrawn). The exchange offers are also subject to the other conditions described under “Conditions of the Exchange Offers and the Consent Solicitation,” including the condition that the registration statement, of which this Prospectus forms a part, has been declared effective by the SEC (which condition cannot be waived). Subject to applicable law, the Offeror has the right to terminate or withdraw the exchange offers if any of the applicable conditions described under “Conditions of the Exchange Offers and the Consent Solicitation” are not satisfied or waived by the Expiration Date. The exchange offers constitute a single offer for both the Old Cash-Pay Notes and the Old Toggle Notes. The conditions to the exchange offers will be satisfied or waived with respect to the single offer being made for both issues of Old Notes. Old Notes of both issues will be exchanged in the exchange offers if Old Notes of either issue are exchanged in the exchange offers.

Consequences of Failure to Tender	If the Offeror completes the exchange offers, obligations with respect to any Old Notes not tendered by holders or not accepted for exchange or otherwise left outstanding following the completion of the exchange offers will not be secured by the Collateral and will therefore be effectively subordinated to the New EFIH Senior Secured Notes and the Existing Secured Notes to the extent of the value of the Collateral. Further, because the requisite Consents have been received with respect to the Old Notes Indenture and the Supplemental Indenture giving effect to the related Proposed Amendments has been executed and delivered by the parties thereto, if the Proposed Amendments become operative, holders of Old Notes left outstanding following completion of the exchange offers will no longer be entitled to the benefits of the covenants, events of default and other provisions that are eliminated or modified pursuant to such Proposed Amendments. In addition, to the extent that Old Notes are tendered and accepted in the exchange offers, any existing trading market for the remaining Old Notes may become further limited. The smaller outstanding principal amount may make the trading price of the Old Notes that are not tendered and accepted for payment more volatile. Consequently, the liquidity, market value and price volatility of Old Notes that remain outstanding may be materially and adversely affected. For a description of other consequences of failing to tender your Old Notes pursuant to the exchange offers, see “Risk Factors— Risks to Holders of Old Notes Not Tendered or Not Accepted for Exchange.”

Amendment and Termination	Subject to applicable law, the Offeror may terminate or withdraw at its sole discretion the exchange offers if any condition to the exchange offers is not satisfied or waived by the Expiration Date. The Offeror reserves the right, subject to applicable law, to (i) waive any and all of the conditions of the exchange offers (except for the condition that the registration statement, of which this Prospectus forms a part, has been declared effective by the SEC (which condition cannot be waived)) at or prior to the Expiration Date, and (ii) amend the terms of the exchange offers. In the event that the exchange offers are terminated, withdrawn or otherwise not completed at or prior to the Expiration Date, no consideration or consent payment will be paid or become payable to holders who have validly tendered their Old Notes pursuant to the exchange offers and delivered their Consents in the consent solicitation, other than the consent payments of $2.50 per $1,000 principal amount of Old Notes as to which Consents are validly delivered and not validly revoked. In any such event, (i) Old Notes previously tendered pursuant to the exchange offers will be promptly returned to the tendering holders and (ii) the Proposed Amendments in the executed Supplemental Indenture will not become operative. See “General Terms of the Exchange Offers and Consent Solicitation—Extension, Termination or Amendment.”

Use of Proceeds	Neither EFH Corp. nor the Offeror will receive any cash proceeds from the exchange offers or consent solicitation. Any Old Notes exchanged in the exchange offers may remain outstanding and held by EFIH or be retired and cancelled.

Taxation	For a discussion of material U.S. federal income tax consequences of the exchange offers, see “Material U.S. Federal Income Tax Considerations.”

Regulatory Approvals	Other than the declaration of effectiveness by the SEC of the registration statement, of which this Prospectus forms a part, the Offeror is not aware of any regulatory approvals necessary to complete the exchange offers.

Dealer Managers and Solicitation Agents	Citigroup Global Markets Inc. and Goldman Sachs & Co. are acting as lead dealer managers and solicitation agents in the United States, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are also acting as dealer managers and solicitation agents in the United States (together, the “Dealer Managers”) for the exchange offers and consent solicitation. The addresses and telephone numbers of the lead Dealer Managers are listed on the back cover of this Prospectus.

Exchange Agent and Information Agent	Global Bondholder Services Corporation. The address and telephone numbers of the Exchange Agent and Information Agent are listed on the back cover of this Prospectus.

Risk Factors	In addition to the other information included in this Prospectus, you should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 38 before deciding whether or not to participate in the exchange offers.

Summary of New EFIH Senior Secured Notes

The summary below describes the principal terms of the New EFIH Senior Secured Notes and the related indenture. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this Prospectus contains more detailed descriptions of the terms and conditions of the New EFIH Senior Secured Notes and the related indenture.

Issuer	Energy Future Intermediate Holding Company LLC and EFIH Finance Inc. (together, the “Offeror”)

Securities Offered	10.000% Senior Secured Notes due 2020.

Maturity Date	December 1, 2020.

Interest Rate	The New EFIH Senior Secured Notes will accrue interest at the rate of 10.000% per annum.

Interest Payment Dates	Interest on the New EFIH Senior Secured Notes is payable on June 1 and December 1 of each year, commencing on December 1, 2010.

Ranking	The New EFIH Senior Secured Notes will:

•

be senior obligations of the Offeror and will rank equally in right of payment with all existing and future senior indebtedness of the Offeror (including the EFIH 9.75% Notes and EFIH’s guarantees of certain of EFH Corp.’s indebtedness, including the Old Notes, the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes);

•

will be secured, equally and ratably with the EFIH 9.75% Notes and EFIH’s guarantee of the EFH Corp. 10.000% Notes and the EFH Corp. 9.75% Notes, by the pledge of any investments EFIH owns in Oncor Holdings or any of its subsidiaries, which on the date the New EFIH Senior Secured Notes are issued in the exchange offers will consist of all of the membership interests EFIH owns in Oncor Holdings;

•	be effectively senior to all unsecured indebtedness of the Offeror and any indebtedness secured by the Collateral on a subordinated basis, to the extent of the value of the Collateral;

•	be effectively subordinated to any indebtedness of the Offeror secured by assets of the Offeror other than the Collateral, to the extent of the value of the assets securing such indebtedness;

•

be structurally subordinated to all indebtedness and other liabilities of EFIH’s subsidiaries (other than EFIH Finance), including Oncor Holdings and its subsidiaries, any of EFIH’s future foreign subsidiaries and any other unrestricted subsidiaries; and

•	be senior in right of payment to any future subordinated indebtedness of the Offeror.

As of June 30, 2010, on a pro forma basis after giving effect to the transactions contemplated by this Prospectus, assuming tender and acceptance of all Old Notes on a pro rata basis up to the Maximum Exchange Amount, (1) the Offeror would not have had any senior indebtedness other than the EFIH 9.75% Notes and the New EFIH Senior Secured Notes and the guarantee by EFIH of the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and any Old Notes remaining outstanding following the exchange offers and (2) the New EFIH Senior Secured Notes would have been structurally subordinated to approximately $6.019 billion principal amount of indebtedness (includes long-term debt, including amounts due currently, and short-term borrowings) of the Offeror’s subsidiaries (other than EFIH Finance), including all of Oncor Holdings’ and its subsidiaries’ indebtedness. As of June 30, 2010, Oncor had approximately $930 million of additional available capacity under its revolving credit facility (excluding $122 million of undrawn commitments from Lehman).

Guarantees	The New EFIH Senior Secured Notes will not initially be guaranteed.

Security	The New EFIH Senior Secured Notes will be secured, equally and ratably with the EFIH 9.75% Notes and EFIH’s guarantees of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, by the Collateral. As of the date of this Prospectus, $1.317 billion aggregate principal amount of EFIH 9.75% Notes, EFH Corp. 9.75% Notes and EFH Corp. 10.000% Notes were outstanding. See “Risk Factors—Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes—The indenture governing the New EFIH Senior Secured Notes may not protect holders from all actions that EFIH or the Oncor Subsidiaries may take that would reduce your interest in the Collateral or that may reduce the value of the Collateral, including sales or exchanges of the Collateral or the assets of the Oncor Subsidiaries for other assets or investments.”

Optional Redemption	The Offeror may redeem any of the New EFIH Senior Secured Notes on and after December 1, 2015 at the redemption prices set forth in this Prospectus. The Offeror may also redeem any of the New EFIH Senior Secured Notes at any time prior to December 1, 2015 at a price equal to 100% of their principal amount, plus accrued interest and a “make-whole” premium. In addition, before December 1, 2013, the Offeror may redeem up to 35% of the aggregate principal amount of the New EFIH Senior Secured Notes, using the proceeds from certain equity offerings at the redemption price set forth in this Prospectus. See “Description of the Notes—Optional Redemption.”

Change of Control Offer

Upon the occurrence of certain transactions meeting the definition of “change of control,” holders of the New EFIH Senior Secured Notes will have the right to require the Offeror to repurchase some or all of the New EFIH Senior Secured Notes at 101% of their principal amount, plus accrued and unpaid interest to the repurchase date. This right is subject to important limitations. For example, this right will not apply to a transaction that would otherwise be a “change of control” if the transaction meets certain requirements. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control” and the definition of “Change of Control” under “Description of the Notes.”

The Offeror may not be able to pay holders the required price for New EFIH Senior Secured Notes they present to it at the time of a change of control, because the Offeror may not have enough funds at that time, or the terms of the Offeror’s other indebtedness or any of its subsidiaries’ indebtedness, including Oncor’s revolving credit facility, may prevent the Offeror from making such payment or receiving funds from its subsidiaries in an amount sufficient to fund such payment.

See “Risk Factors—Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes—The Offeror may not be able to repurchase the New EFIH Senior Secured Notes upon a change of control” and “Risk Factors—Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes—We may transfer or dispose of our interests in Oncor Holdings to a third party in a manner that would result in such third party becoming the obligor under the New EFIH Senior Secured Notes, without EFIH being required to offer to repurchase the New EFIH Senior Secured Notes. The risks of an investment in the New EFIH Senior Secured Notes may increase further following such a transaction.”

Important Covenants	The indenture governing the New EFIH Senior Secured Notes will contain covenants limiting EFIH’s ability and the ability of its restricted subsidiaries to:

•	pay dividends on or make distributions in respect of EFIH’s capital stock or make other restricted payments;

•	make investments (including investments in Oncor);

•	incur additional debt or issue some types of preferred shares;

•	create liens on assets to secure debt;

•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of its assets in certain circumstances;

•	enter into certain transactions with its affiliates; and

•	designate its subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important additional limitations and exceptions. EFIH is a holding company for its subsidiaries, including EFIH Finance, with no material operations of its own and only limited assets. There will initially be no restricted subsidiaries under the indenture (other than EFIH Finance, which has no assets). Oncor Holdings, the immediate parent of Oncor, and its subsidiaries will be Unrestricted Subsidiaries under the indenture and, accordingly, will not be subject to any of the restrictive covenants or events of default in the indenture. See “Description of the Notes.”

No Prior Market	The New EFIH Senior Secured Notes will be new securities for which there is currently no market. Although the Dealer Managers have informed the Offeror that they intend to make a market in the New EFIH Senior Secured Notes, they are not obligated to do so, and they may discontinue market making activities at any time without notice. Accordingly, a liquid market for the New EFIH Senior Secured Notes may not develop or be maintained. Additionally, certain of the Dealer Managers may be restricted in their market-making activities. See “Risk Factors—Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes—An active trading market may not develop for the New EFIH Senior Secured Notes.”

Listing	EFIH intends to apply to list the New EFIH Senior Secured Notes on the New York Stock Exchange.

Use of Proceeds	Neither EFH Corp. nor the Offeror will receive any cash proceeds from the exchange offers or the consent solicitation. Any Old Notes exchanged in the exchange offers may remain outstanding and held by EFIH or be retired and cancelled.

Denominations	The New EFIH Senior Secured Notes will be issued in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Risk Factors	In addition to the other information included in this Prospectus, you should carefully consider the information set forth in the section entitled “Risk Factors” beginning on page 38 before deciding whether or not to participate in the exchange offers and the consent solicitation.

EFH Corp. and its Subsidiaries

Summary Historical Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data as of and for the periods indicated. The historical financial data as of December 31, 2009 and 2008 (Successor) and for the years ended December 31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor) and the period from January 1, 2007 through October 10, 2007 (Predecessor) have been derived from our audited historical consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial data as of December 31, 2007 (Successor), 2006 (Predecessor) and 2005 (Predecessor) and for the years ended December 31, 2006 and 2005 (Predecessor) have been derived from our audited historical consolidated financial statements that are not included in this Prospectus. The “Predecessor” period reflects the period prior to the merger of Texas Energy Future Merger Sub Corp (“Merger Sub”) with and into EFH Corp. (the “Merger”), which occurred on October 10, 2007. The historical financial data as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 have been derived from our unaudited historical interim condensed consolidated financial statements and related notes included elsewhere in this Prospectus. In EFH Corp.’s opinion, such unaudited interim financial data reflects all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results for those periods. The results of operations for the interim periods, for seasonal and other factors, are not necessarily indicative of the results to be expected for the full year or any future period.

The summary historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2009” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010,” each included in Annex B to this Prospectus, and our historical consolidated financial statements and related notes that are included elsewhere in this Prospectus.

	Successor			Predecessor
	Year Ended December 31,		Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
	2009	2008			2006	2005
	(millions of dollars, except ratios and per share amounts)
Statement of Income Data:
Operating revenues	$9,546	$11,364	$1,994	$8,044	$10,703	$10,826
Income (loss) from continuing operations before extraordinary loss and cumulative effect of changes in accounting principles	408	(9,998)	(1,361)	699	2,465	1,775
Income from discontinued operations, net of tax effect	—	—	1	24	87	5
Extraordinary loss, net of tax effect	—	—	—	—	—	(50)
Cumulative effect of changes in accounting principles, net of tax effect	—	—	—	—	—	(8)
Preference stock dividends	—	—	—	—	—	10
Net income (loss)	408	(9,998)	(1,360)	723	2,552	1,712
Net income (loss) attributable to noncontrolling interests	(64)	160	—	—	—	—
Net income (loss) attributable to EFH Corp.	344	(9,838)	(1,360)	723	2,552	1,712
Dividends declared per share	$—	$—	$—	$1.30	$1.67	$1.26
Ratio of earnings to fixed charges (a)	1.24	—	—	2.30	5.11	3.80
Ratio of earnings to combined fixed charges and preference dividends (a)	1.24	—	—	2.30	5.11	3.74

	Successor			Predecessor
	Year Ended December 31,		Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
	2009	2008			2006	2005
	(millions of dollars, except ratios and per share amounts)
Statement of Cash Flows Data:
Cash flows provided by (used in) operating activities from continuing operations	$1,711	$1,505	$(450)	$2,265	$4,954	$2,793
Cash flows provided by (used in) financing activities from continuing operations	422	2,837	33,865	1,394	(2,332)	(1,563)
Cash flows used in investing activities from continuing operations	(2,633)	(2,934)	(34,563)	(2,283)	(2,664)	(1,038)
Other Financial Data:
Capital expenditures, including nuclear fuel	$2,545	$3,015	$716	$2,542	$2,337	$1,148

	Successor			Predecessor
	December 31,			December 31,
	2009	2008	2007	2006	2005
	(millions of dollars)
Balance Sheet Data:
Total assets	$59,662	$59,263	$64,804	$27,216	$27,978
Property, plant & equipment—net	30,108	29,522	28,650	18,569	17,006
Goodwill and intangible assets	17,192	17,379	27,319	729	728
Total debt (b)	43,426	42,460	40,834	12,607	13,380
Preferred stock of subsidiaries (c)	—	—	—	—	—
Total equity	(1,836)	(2,318)	6,685	2,140	475

(a)	Fixed charges exceeded “earnings” (net loss) by $10.469 billion and $2.034 billion for the year ended December 31, 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.
(b)	Includes long-term debt, including amounts due currently, and short-term borrowings. Also includes equity-linked debt securities in the amount of $179 million for the year ended December 31, 2005.
(c)	Preferred stock outstanding at the end of 2008, 2007, 2006 and 2005 has a stated amount of $51 thousand. There was no outstanding preferred stock at the end of 2009.

Although EFH Corp. continued as the same legal entity after the merger in October 2007, its “Summary Historical Consolidated Financial Data” for periods preceding the merger and for periods succeeding the merger are presented as the consolidated financial statements of the “Predecessor” and the “Successor,” respectively. See “Basis of Presentation” in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 included elsewhere in this Prospectus. The consolidated financial statements of the Successor also reflect the application of “purchase accounting.” Results for 2008 were significantly impacted by impairment charges related to goodwill, trade name and emission allowances intangible assets and natural gas-fueled generation plants. Results for 2010 reflect the prospective adoption of amended guidance regarding consolidation accounting standards related to variable interest entities that resulted in the deconsolidation of Oncor Holdings as discussed in Note 3 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 included elsewhere in this Prospectus and amended guidance regarding transfers of financial assets that resulted in the accounts receivable securitization program no longer being accounted for as a sale of accounts receivable and the funding under the program now reported as short-term borrowings as discussed in Note 5 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 included elsewhere in this Prospectus.

	Successor
	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
	(millions of dollars, except ratios)
Statement of Income Data:
Operating revenues	$3,992	$4,481
Net income (loss)	(71)	315
Net income attributable to noncontrolling interests	—	(28)
Net income (loss) attributable to EFH Corp	(71)	287

Ratio of earnings to fixed charges (b)	—	1.47
Ratio of earnings to combined fixed charges and preference dividends	—	1.47

Statement of Cash Flows Data:
Cash flows provided by operating activities	$134	$504
Cash flows provided by financing activities	39	444
Cash flows used in investment activities	(122)	(1,478)

Other Financial Data:
Capital expenditures, including nuclear fuel	$637	$1,364

Successor
June 30, 2010
(millions of dollars)
Balance Sheet Data:
Total assets	$51,042
Property, plant & equipment—net	20,770
Goodwill and intangible assets	12,765
Total debt (a)	37,914
Total equity	(3,208)

(a)	Includes long-term debt, including amounts due currently, and short-term borrowings.
(b)	Fixed charges exceeded earnings by $141 million for the six months ended June 30, 2010.

EFIH and its Subsidiaries

Summary Historical Consolidated Financial Data

The following table sets forth EFIH and its subsidiaries’ summary historical consolidated financial data as of and for the periods indicated. The historical financial data as of December 31, 2009 and 2008 (Successor) and for the years ended December 31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor) and the period from January 1, 2007 through October 10, 2007 (Predecessor) have been derived from EFIH and its subsidiaries’ audited historical consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial data as of December 31, 2007 (Successor) reflects Oncor accounted for under the equity method. The historical financial data as of December 31, 2006 and 2005 (Predecessor) and for the years ended December 31, 2006 and 2005 (Predecessor) reflect Oncor accounted for under the equity method; EFIH was formed at the time of the merger in October 2007, and its predecessor is Oncor. The historical financial data as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 have been derived from EFIH and its subsidiaries’ unaudited historical interim condensed consolidated financial statements and related notes included elsewhere in this Prospectus. In EFIH’s opinion, such unaudited interim financial data reflects all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results for those periods. The results of operations for the interim periods, for seasonal and other factors, are not necessarily indicative of the results to be expected for the full year or any future period.

The summary historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2009” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010,” each included in Annex C to this Prospectus, and EFIH and its subsidiaries’ historical consolidated financial statements and related notes that are included elsewhere in this Prospectus.

	Successor (a)			Predecessor (a)
	Year Ended December 31,		Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
	2009	2008			2006	2005
	(millions of dollars, except ratios)
Statement of Income Data:
Income (loss) before income taxes and equity in earnings of unconsolidated subsidiary	$(275)	$(260)	$(68)	$—	$—	$—
Equity in earnings (losses) of unconsolidated subsidiary (net of tax) (b)	256	(323)	64	263	344	351
Net income (loss)	74	(495)	19	263	344	351
Ratio of earnings to fixed charges (c)	—	1.27	—	—	—	—

Statement of Cash Flows Data:
Cash flows provided by operating activities	$216	$333	$—	$326	$340	$—
Cash flows used in financing activities	(216)	(330)	—	(326)	(340)	—
Cash flows used in investing activities	—	(3)	—	—	—	—

	Successor (a)			Predecessor (a)
	December 31,			December 31,
	2009	2008	2007	2006	2005
Balance Sheet Data:
Total assets	$5,577	$5,363	$7,732	$2,975	$2,935
Total debt (d)	2,513	2,250	2,250	—	—
Total membership interests	3,010	3,069	5,439	2,975	2,935

(a)	Amounts reflect the retrospective adoption of amended guidance regarding consolidation accounting standards related to variable interest entities that resulted in the deconsolidation of Oncor Holdings and the accounting for EFIH’s investment in Oncor Holdings (the carrying value of which totaled $5.396 billion at December 31, 2009) under the equity method. See Note 2 to EFIH and its subsidiaries’ audited historical consolidated financial statements as of and for the year ended December 31, 2009 included elsewhere in this Prospectus. EFIH was formed at the time of the merger in October 2007; consequently Predecessor data represents Oncor presented under the equity method of accounting. The consolidated financial statements of the Successor reflect the application of purchase accounting to Oncor.
(b)	Amount in 2008 includes the effects of Oncor’s $860 million goodwill impairment charge.
(c)	Fixed charges exceeded earnings by $59 million and $68 million for the year ended December 31, 2009 and the period from October 11, 2007, respectively. There were no fixed charges for the predecessor periods. For the year ended December 31, 2009 on a pro forma basis for the effects of the exchange offers assuming 99.51% participation in the exchange offers at or prior to the Early Tender Date, no subsequent withdrawals and no participation in the exchange offers after the Early Tender Date, fixed charges would have exceeded earnings by $118 million.
(d)	Reflects push down of certain EFH Corp. (parent) debt due to EFIH’s guarantee of the debt. See Note 5 to EFIH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2009 included elsewhere in this Prospectus.

	Successor (a)
	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
	(millions of dollars, except ratios)
Statement of Income Data:
Loss before income taxes and equity in earnings of unconsolidated subsidiary	$(146)	$(137)
Equity in earnings of unconsolidated subsidiary (net of tax)	122	112
Net income	25	21

Ratio of earnings to fixed charges (b)	—	—

Statement of Cash Flows Data:
Cash flows provided by operating activities	$85	$58
Cash flows used in financing activities	(5)	(58)
Cash flows provided by investing activities	3	—

Successor
June 30, 2010
(millions of dollars)
Balance Sheet Data:
Total assets	$5,717
Total debt (c)	2,575
Total membership interests	3,087

(a)	Amounts reflect the retrospective adoption of amended guidance regarding consolidation accounting standards related to variable interest entities that resulted in the deconsolidation of Oncor Holdings and the accounting for EFIH’s investment in Oncor Holdings (the carrying value of which totaled $5.450 billion at June 30, 2010) under the equity method. See Note 2 to EFIH and its subsidiaries’ historical condensed consolidated financial statements as of and for the three and six months ended June 30, 2010 included elsewhere in this Prospectus.
(b)	Fixed charges exceeded earnings by $59 million and $79 million for the six months ended June 30, 2010 and 2009, respectively. For the six months ended June 30, 2010 on a pro forma basis for the effects of the exchange offers assuming 99.51% participation in the exchange offers at or prior to the Early Tender Date, no subsequent withdrawals and no participation in the exchange offers after the Early Tender Date, fixed charges would have exceeded earnings by $79 million.
(c)	Reflects push down of certain EFH Corp. (parent) debt due to EFIH’s guarantee of the debt. See Note 3 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 included elsewhere in this Prospectus.

RISK FACTORS

In addition to the other information included in this Prospectus, you should carefully consider the following risk factors before deciding whether or not to participate in the exchange offers and/or the consent solicitation.

Risks to Holders of Old Notes Not Tendered or Not Accepted for Exchange

The following risk factors apply to holders of Old Notes that elect not to tender Old Notes in the exchange offers. There are additional risks relating to ownership of the Old Notes that you should consider before deciding to tender your Old Notes in the exchange offers. Such additional risks are described in this “Risk Factors” section under the headings “—Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes,” “—Risks Related to Our Substantial Indebtedness and Debt Agreements,” “—Risks Related to Structure,” “—Risks Related to Our Businesses” and “—Risks Related to the EFIH Businesses.”

If the Offeror completes the exchange offers, any Old Notes that remain outstanding will be unsecured obligations and will therefore be effectively subordinated to the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes, the EFIH 9.75% Notes, the New EFIH Senior Secured Notes and to any other debt we may issue that is secured by the Collateral or by any of our other assets.

The Old Notes are currently, and those that remain outstanding after the completion of the exchange offers will remain, unsecured obligations of EFH Corp. The New EFIH Senior Secured Notes will be secured, equally and ratably with the EFIH 9.75% Notes and EFIH’s guarantee of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, by a first-priority lien on all of the Collateral, which on the Settlement Date will initially consist of 100% of the membership interests of Oncor Holdings, which are owned by EFIH. Oncor Holdings owns approximately 80% of Oncor. The indenture under which the New EFIH Senior Secured Notes will be issued will allow EFH Corp. and EFIH together to incur up to an aggregate of $4.0 billion of debt, including the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes, the EFIH 9.75% Notes and the New EFIH Senior Secured Notes, secured by a first-priority security interest on the Collateral, and a substantial amount of additional debt that may be secured by a junior lien on the Collateral or by any of our other assets. If the maximum $2.18 billion aggregate principal amount of New EFIH Senior Secured Notes is issued on the Settlement Date, approximately $3.5 billion aggregate principal amount of debt secured by a first priority security interest on the Collateral will have been incurred. Therefore, the remaining Old Notes, which are guaranteed by EFIH on an unsecured basis, will be effectively subordinated to the New EFIH Senior Secured Notes, the EFIH 9.75% Notes and EFIH’s guarantee of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, and to any future debt secured by the Collateral or by any of our other assets, with respect to, and to the extent of the value of, the Collateral or any other assets securing such debt. In the event of the Offeror’s bankruptcy, liquidation or insolvency, the proceeds from any sales of the Collateral or other assets securing any of our future debt will be first applied to satisfy the secured claims of the holders of the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes, the EFIH 9.75% Notes and the New EFIH Senior Secured Notes and other debt secured by the Collateral or such assets, respectively, and there would be fewer assets remaining from which the claims of any Old Notes that remain outstanding after completion of the exchange offers could be satisfied. The unsecured nature of the claims of the Old Notes that remain outstanding after completion of the exchange offers could materially and adversely affect the value of any Old Notes that are not tendered or accepted for exchange in the exchange offers and, in the event of a bankruptcy, liquidation or insolvency of EFH Corp., the extent of such holder’s recovery.

If the Proposed Amendments become operative, holders of the Old Notes will no longer benefit from the protections provided by the existing restrictive covenants, certain events of default and other provisions.

If the Proposed Amendments become operative, the Old Notes will be subject to the terms of the Old Notes Indenture as modified by the Supplemental Indenture, which was executed and delivered promptly following the Consent Date.

If the Proposed Amendments become operative, among other things, substantially all of the restrictive covenants and references thereto and certain events of default contained in the Old Notes Indenture and the Old Notes will be eliminated, covenants regarding mergers and consolidations will be modified and certain other provisions, including certain provisions relating to defeasance contained in the Old Notes Indenture and Old Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event, will be modified or eliminated. See “Proposed Amendments” for additional information regarding the Proposed Amendments.

If the Proposed Amendments become operative, holders of Old Notes that remain outstanding after the completion of the exchange offers will no longer be entitled to the benefits of such restrictive covenants, events of default and other provisions. The elimination or modification of these restrictive covenants, events of default and other provisions will permit us to take certain actions previously prohibited that could increase the credit risks with respect to EFH Corp., as well as adversely affect the market price and credit rating of the Old Notes that remain outstanding after completion of the exchange offers. For a description of the Proposed Amendments to the Old Notes Indenture, see “Proposed Amendments” included elsewhere in this Prospectus. If you withdraw your tendered Old Notes after the Consent Date, your Old Notes will be subject to the Proposed Amendments if they become operative.

EFH Corp. has received Consents from holders of a majority of the outstanding aggregate principal amount of the Old Notes, voting together as a single class, which constitutes the requisite Consents to adopt the Proposed Amendments. Old Notes held by members of the Sponsor Group and EFH Corp. and their respective affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of the Old Notes delivered Consents necessary to adopt the Proposed Amendments. The requisite Consents having been received, EFH Corp., the guarantors of the Old Notes and The Bank of New York Mellon Trust Company, N.A., as trustee under the Old Notes Indenture, have executed and delivered the Supplemental Indenture to effectuate the Proposed Amendments. The Supplemental Indenture will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth in this Prospectus.

Due to the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, following the completion of the exchange offers, a holder may still own Old Notes for which the Proposed Amendments have become operative even though such holder validly tendered (and did not validly withdraw) all of such holder’s Old Notes for exchange in the exchange offers. Based on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) as of the Early Tender Date, and assuming no tendered Old Notes are validly withdrawn, the amount of Old Notes accepted for exchange will be prorated.

While the EFIH 9.75% Notes, the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes currently contain, and the New EFIH Senior Secured Notes will contain, certain restrictive covenants, events of default and certain other provisions, holders of Old Notes that remain outstanding after the completion of the exchange offers should not rely on the restrictive covenants, events of default and certain other provisions contained in the indentures governing these notes to restrict EFH Corp. or its other subsidiaries from taking actions that would increase the credit risk of EFIH or EFH Corp. or adversely affect the market price and credit rating of the Old Notes that remain outstanding after the completion of the exchange offers. The issuers of these notes may in the future obtain the consent of holders of the applicable notes to amend the indentures governing the applicable notes to eliminate, waive or modify the restrictive covenants, events of default or other provisions contained therein. Additionally, certain strategic transactions with respect to EFIH or EFIH’s ownership interest in Oncor Holdings and its subsidiaries, such as the sale, disposition or spin-off of the equity of EFIH such that it is no longer a subsidiary of EFH Corp., or the disposition of all of EFIH’s ownership interest in Oncor Holdings and its subsidiaries, are permitted under the indentures governing the EFIH Corp. 9.75% Notes, the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes and will be permitted under the indenture governing the New EFIH Senior Secured Notes.

Following completion of the exchange offers, liquidity of the market for outstanding Old Notes will likely be reduced, and market prices for remaining Old Notes of any issue may materially decline as a result.

To the extent the exchange offers are completed, the aggregate principal amount of outstanding Old Notes will be reduced. A reduction in the principal amount of outstanding Old Notes of any issue may materially and adversely affect the liquidity of the Old Notes of any such issue that remains outstanding after completion of the exchange offers. A series of securities with a small outstanding principal amount available for trading (referred to as “float”) may command a lower price than does a comparable series of securities with a greater float. Therefore, the market price for each issue of Old Notes that remains outstanding after completion of the exchange offers may be materially and adversely affected. A reduced float may also make the trading prices of any issue of Old Notes that are not exchanged more volatile. Following the completion of the exchange offers, an active trading market in the Old Notes may not exist and the trading price for the Old Notes not tendered by holders or not accepted for exchange may materially decline.

The existing credit ratings for the Old Notes may not be maintained, and the market price of the Old Notes may decrease as a result of negative action with respect to the credit ratings on the Old Notes.

A credit rating is not a recommendation to buy, sell or hold securities and the credit rating agencies may change or withdraw the ratings assigned to any issue of securities represented by the Old Notes in their sole discretion at any time. As result of the exchange offers, the consent solicitation or otherwise, one or more rating agencies, including Fitch Ratings, Ltd., S&P or Moody’s, may take action to withdraw their rating of any issue of the Old Notes, or downgrade or take other negative action upon their respective ratings on any issue of Old Notes. Any withdrawal, downgrade or other negative action with respect to any issue of Old Notes would likely materially and adversely affect the market price of the Old Notes.

Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes

The following are some of the risks that apply to you if you elect to participate in the exchange offers and your Old Notes are accepted for exchange in the exchange offers and you receive New EFIH Senior Secured Notes. There are additional risk factors relating to ownership of New EFIH Senior Secured Notes that you should consider before deciding to tender your Old Notes in the exchange offers. These risks are described in this “Risk Factors” section under the headings “—Risks Related to Our Substantial Indebtedness and Debt Agreements,” “—Risks Related to Structure” “—Risks Related to Our Businesses” and “—Risks Related to the EFIH Businesses.” Additionally, due to the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, following the completion of the exchange offers, a holder may still own Old Notes even though such holder validly tendered (and did not validly withdraw) all of such holder’s Old Notes for exchange in the exchange offers. As a result, all holders should also review the risks described above under the heading “—Risks to Holders of Old Notes Not Tendered or Not Accepted for Exchange” whether or not Old Notes are validly tendered (and not validly withdrawn).

To the extent that you exchange Old Notes for New EFIH Senior Secured Notes with a later maturity, you may increase your risk that the Offeror will be unable to repay or refinance the New EFIH Senior Secured Notes when they mature.

The maturity of the New EFIH Senior Secured Notes is later than the maturity of the Old Notes. If you exchange your Old Notes you will be exposed to the risk of nonpayment on the New EFIH Senior Secured Notes for a longer period than if you did not exchange your Old Notes in the exchange offers. For example, following the maturity date of a given issue of Old Notes, but prior to the maturity date of New EFIH Senior Secured Notes, the Offeror may become subject to a bankruptcy or similar proceeding. If such a proceeding were to occur, your Old Notes that were not accepted for exchange may be paid in full at maturity. However, there is a risk that your Old Notes that were accepted for exchange would not be paid in full at maturity of the New EFIH Senior Secured Notes or in connection with any bankruptcy or similar proceeding.

The consideration for the exchange offers does not reflect any independent valuation of the Old Notes or the New EFIH Senior Secured Notes.

The Offeror has not obtained or requested a fairness opinion from any banking or other firm as to the fairness of the consideration or the relative value of the New EFIH Senior Secured Notes as compared to the Old Notes that you would have to tender to participate in any of the exchange offers. If you validly tender your Old Notes, you may or may not receive more or as much value than if you choose to keep them.

The New EFIH Senior Secured Notes may trade at a discount to their principal amount.

Each issue of the Old Notes is currently trading at a discount to the principal amount of such issue. While the market, if any, for the New EFIH Senior Secured Notes will depend upon many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects, the New EFIH Senior Secured Notes may trade, at least initially, at a discount to their principal amount and any such discount may be significant. However, for the purposes of establishing the “Total Consideration Amount if Tendered At or Prior to the Early Tender Date” set forth on page ii of this Prospectus, the New EFIH Senior Secured Notes are treated as though they have a value equal to their face amount. There can be no assurance that the New EFIH Senior Secured Notes will be traded at or above the principal amount of such notes in the future.

Holders that tender Old Notes at or prior to the Early Tender Date will not know the definitive amount of Total Notes Consideration and Total Cash Consideration until after the Early Tender Date.

While the Total Consideration Amount offered for each issue of Old Notes was fixed and set forth on page ii of this Prospectus at the time of the commencement of the exchange offers, the amount of Total Notes Consideration and Total Cash Consideration was dependent on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date. At the time of the commencement of the Exchange Offers, the Total Consideration Amount for the Old Cash-Pay Notes equaled the minimum Total Cash Consideration of $146.46 per $1,000 principal amount of Old Cash-Pay Notes and the maximum Total Notes Consideration of $638.54 principal amount of New EFIH Senior Secured Notes payable per $1,000 principal amount of Old Cash-Pay Notes, which amounts would be payable if all of the Old Notes were tendered at or prior to the Early Tender Date and Old Notes are accepted for exchange. At the time of the commencement of the exchange offers, the Total Consideration for the Old Toggle Notes equaled the minimum Total Cash Consideration of $134.33 per $1,000 principal amount of Old Toggle Notes and the maximum Total Notes Consideration of $585.67 principal amount of New EFIH Senior Secured Notes payable per $1,000 principal amount of Old Toggle Notes, which amounts would be payable if all of the Old Notes were tendered at or prior to the Early Tender Date and Old Notes are accepted for exchange. The definitive amount of the Total Notes Consideration and the Total Cash Consideration was announced by press release promptly after the Early Tender Date. However, because holders were not advised of the definitive amount of the Total Notes Consideration and Total Cash Consideration until after 5:00 p.m., New York City time, on the Early Tender Date, holders tendering Old Notes prior to the announcement of the definitive amount of Total Notes Consideration and Total Cash Consideration did not know the Total Notes Consideration and Total Cash Consideration they could receive prior to the time by which they must have tendered Old Notes to be eligible to receive the Total Consideration Amount.

The exchange offers may be cancelled, delayed or changed.

Subject to applicable law, the Offeror has the right to terminate or withdraw, at its sole discretion, the exchange offers if any of the applicable conditions described under “Conditions of the Exchange Offers and the Consent Solicitation” are not satisfied or waived by the Expiration Date. In addition, the Offeror may amend the exchange offers including to increase or decrease the consideration offered or the minimum condition. If a change is made to the amount of securities or cash offered to be exchanged as consideration pursuant to the exchange offers, the exchange offers will remain open for at least ten business days from (and including) the date of the announcement of such change to the extent required by applicable law. The Offeror may also decide to commence additional exchange offers to exchange additional debt of EFH Corp. and its subsidiaries for New EFIH Senior Secured Notes. Any such additional offer would remain open for at least twenty business days. Even if the exchange offers are completed, they may not be completed on the schedule described in this Prospectus. The exchange offers may be extended. Accordingly, you may have to wait longer than expected to receive your New EFIH Senior Secured Notes and cash consideration, if applicable.

You may not receive New EFIH Senior Secured Notes or cash in the exchange offers if the procedures for the exchange offers are not followed.

Subject to the terms and conditions of the exchange offers, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, the Offeror will issue the New EFIH Senior Secured Notes and, if applicable, cash consideration, in exchange for your Old Notes only if you validly tender the Old Notes and deliver a properly completed and duly executed Consent and Letter of Transmittal, or an Agent’s Message in lieu thereof, and other required documents before the Expiration Date. You should allow sufficient time to ensure timely delivery of the necessary documents. None of the Exchange Agent, the Dealer Managers or the Offeror is under any duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. If you are the beneficial owner of Old Notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offers, you should promptly contact the person in whose name your Old Notes are registered and instruct that person to tender your Old Notes on your behalf.

The Offeror may not be able to generate sufficient cash to service all of its indebtedness, including the New EFIH Senior Secured Notes, and may be forced to take other actions to satisfy its obligations under its debt agreements, which may not be successful.

The Offeror’s ability to make scheduled payments on or to refinance its debt obligations depends on its and its subsidiaries’ financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. The Offeror and its subsidiaries may not be able to maintain a level of cash flows from operating activities or from contributions or loans from EFH Corp. sufficient to permit the Offeror to pay the principal, premium, if any, and interest on its indebtedness, including the New EFIH Senior Secured Notes.

If cash flows and capital resources are insufficient to fund the Offeror’s debt service obligations, the Offeror could face substantial liquidity problems and might be forced to reduce or delay investments and capital expenditures, or to dispose of assets or operations, seek additional capital or restructure or refinance indebtedness, including the New EFIH Senior Secured Notes. These alternative measures may be costly or may not be successful or adequate for the Offeror to meet its debt service obligations then due. Additionally, the Offeror’s debt agreements, including the indenture governing the EFIH 9.75% Notes, limit the use of the proceeds from any disposition of assets or operations. As a result, the Offeror may not be allowed, under these documents, to use proceeds from such dispositions to satisfy all current debt service obligations. See “—Risks Related to Our Substantial Indebtedness and Debt Agreements.”

If the Offeror or affiliated entities default on obligations to pay indebtedness, the Offeror may not be able to make payments on the New EFIH Senior Secured Notes.

Any default under the Offeror’s or affiliated entities’ debt agreements that is not waived by the required lenders or noteholders, and the remedies sought by the holders of such indebtedness, could prevent the Offeror from paying principal, premium, if any, and interest on the New EFIH Senior Secured Notes, which could substantially decrease the market price of the New EFIH Senior Secured Notes. If the Offeror’s subsidiaries or affiliated entities are unable to generate sufficient cash flows and the Offeror is otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on its indebtedness, or if the Offeror or its subsidiaries or affiliated entities otherwise fail to comply with the various covenants, including any financial and operating covenants, in the instruments governing their indebtedness, they could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, and/or the lenders could elect to terminate their commitments thereunder, cease making further loans and, in the case of the holders of the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes or the EFIH 9.75% Notes, institute foreclosure proceedings against the Collateral, and the Offeror could be forced into bankruptcy, liquidation or insolvency. If EFH Corp.’s subsidiaries breach the covenants under the TCEH Senior Secured Facilities or the indenture governing the TCEH senior notes and seek a waiver, they may not be able to obtain a waiver from the required lenders. If this occurs, such subsidiaries would be in default under the instrument governing that indebtedness, the lenders could exercise their rights, as described above, and such subsidiaries could be forced into bankruptcy, liquidation or insolvency.

There will be no guarantors of the New EFIH Senior Secured Notes. As a result, the New EFIH Senior Secured Notes will be structurally subordinated to all liabilities of all of EFIH’s subsidiaries (other than EFIH Finance) and will have no claim on the assets of EFH Corp. or its subsidiaries.

The New EFIH Senior Secured Notes will not be guaranteed. EFIH is a holding company. EFIH has no operations, and it relies on distributions from its subsidiaries. EFIH’s subsidiaries generated all of its consolidated net income for the year ended December 31, 2009 and for the six months ended June 30, 2010, and as of June 30, 2010, EFIH’s investments in its subsidiaries represented 95% of its total assets.

EFIH’s subsidiaries (including Oncor Holdings and Oncor and its subsidiaries) are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the New EFIH Senior Secured Notes, or to make any funds available therefore, whether by dividends, loans, distributions or other payments. The New EFIH Senior Secured Notes will be structurally subordinated to the indebtedness and other liabilities of all of EFIH’s subsidiaries (including Oncor Holdings and Oncor and its subsidiaries), other than EFIH Finance, and holders of the New EFIH Senior Secured Notes will have no claim on the assets of EFH Corp., EFCH, TCEH or any of TCEH’s subsidiaries, none of which is obligated to make payments on the New EFIH Senior Secured Notes.

EFH Corp. and TCEH are not obligated to make payments on the New EFIH Senior Secured Notes, and the Offeror’s ability to obtain funds from EFH Corp. and TCEH to pay principal, premium and interest on the New EFIH Senior Secured Notes will be limited in some circumstances.

None of EFH Corp., EFCH or TCEH and its subsidiaries, are obligated to make any payments on the New EFIH Senior Secured Notes. However, EFH Corp. may choose to, but is not obligated to, loan or contribute cash to the Offeror to make such payments. EFH Corp. is a holding company and substantially all of its consolidated assets are held by its subsidiaries. Therefore, to the extent EFH Corp. chooses to loan or contribute cash to make payments on the New EFIH Senior Secured Notes, EFH Corp. will likely depend on cash generated by or loans from EFCH, TCEH and its subsidiaries to make such contributions. Pursuant to the Indenture, dated as of October 31, 2007, by and among TCEH, TCEH Finance, Inc., The Bank of New York Mellon Trust Company, N.A. and each of the guarantors party thereto (the “TCEH Indenture”), and the TCEH Senior Secured Facilities, as long as TCEH is a subsidiary of EFH Corp., TCEH may provide EFH Corp. with intercompany loans on arm’s length terms, in an unlimited amount, to allow EFH Corp. to pay principal, premium and interest on certain indebtedness of EFH Corp. However, the TCEH Indenture limits TCEH’s ability to provide such loans for payment of principal, premium and interest on indebtedness of EFH Corp.’s subsidiaries, including the New EFIH Senior Secured Notes. Further, under the terms of TCEH’s debt agreements and applicable state law, TCEH is restricted from paying dividends, except in limited circumstances.

The indenture governing the New EFIH Senior Secured Notes will not limit or restrict the activities of Oncor Holdings and its subsidiaries.

Oncor Holdings and its subsidiaries will not be “restricted subsidiaries” under the indenture governing the New EFIH Senior Secured Notes (except under certain circumstances, such as in connection with the calculation of the “fixed charge coverage ratio” or “consolidated leverage ratio” for purposes of making certain restricted payments; see “Description of the Notes”). As of the date the New EFIH Senior Secured Notes are issued, EFIH’s subsidiaries (other than EFIH Finance) will consist only of Oncor Holdings and its subsidiaries, all of which will be unrestricted subsidiaries under the indenture governing the New EFIH Senior Secured Notes. Accordingly, none of EFIH’s subsidiaries (other than EFIH Finance) will be subject to the restrictive covenants or the events of default described in “Description of the Notes.”

Because Oncor Holdings and its subsidiaries will be unrestricted subsidiaries of EFIH under the indenture governing the New EFIH Senior Secured Notes and will therefore not be subject to any of the restrictive covenants therein, such indenture will not serve to limit or restrict the ability of Oncor Holdings or its subsidiaries to take any actions or enter into any transactions that would impair their ability to dividend funds to EFIH to service the New EFIH Senior Secured Notes and other debt of EFIH, or that would negatively affect the value of EFIH’s equity interests in Oncor Holdings that are pledged as Collateral for the New EFIH Senior Secured Notes, such as incurring debt, selling or transferring all or a portion of the assets of Oncor Holdings or its subsidiaries, entering into joint ventures, dividending out assets or engaging in speculative investments. Certain actions that would negatively affect the value of the Collateral may increase the ability of EFIH to make restricted payments.

EFIH has a very limited ability to control activities at Oncor due to structural and operational “ring-fencing” measures.

EFIH depends upon Oncor for its cash flows and ability to pay its obligations. However, EFIH has a very limited ability to control the activities of Oncor. As part of the “ring-fencing” measures as implemented by EFH Corp. and Oncor, a majority of the members of Oncor’s board of directors are required to meet the New York Stock Exchange requirements for independence in all material respects, and the unanimous consent of such directors is required for Oncor to take certain material actions. In addition, any new independent directors are required to be appointed by the nominating committee of Oncor Holdings’ board of directors, a majority of whose members are independent directors. No member of EFH Corp.’s management is a member of Oncor’s board of directors. Under Oncor Holdings’ and Oncor’s organizational documents, EFH Corp. has the right, indirectly, to consent to new issuances of securities by Oncor, material transactions with third parties involving Oncor outside of the ordinary course of business, actions that cause Oncor’s assets to increase the level of jurisdiction of the FERC, any changes to the state of formation of Oncor, material changes to accounting methods not required by GAAP, and actions that fail to enforce certain tax sharing obligations between Oncor and EFH Corp. See “The Transactions—Ring-Fencing.” There are restrictions on Oncor’s ability to make distributions to its members, including indirectly to EFIH. Additionally, the Sponsor Group has committed with the PUCT to hold a majority ownership interest in Oncor through October 2012.

We may purchase or repay any Old Notes not tendered in the exchange offers on terms that could be more favorable to holders of Old Notes than the terms of these exchange offers.

We may, at any time to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions, through subsequent tender or exchange offers or otherwise. Any other purchases may be made on the same terms or on terms which are more or less favorable to holders than the terms of these exchange offers. We also reserve the right to repay any existing notes not tendered. If we decide to repurchase or repay Old Notes that are not tendered in the exchange offers on terms that are more favorable than the terms of the exchange offers, those holders who decided not to participate in the exchange offers could be better off than those that participated in the exchange offers.

The New EFIH Senior Secured Notes will be secured only to the extent of the value of the assets that have been granted as security for the New EFIH Senior Secured Notes.

The Collateral securing the New EFIH Senior Secured Notes will consist only of the equity and other investments that EFIH holds in Oncor Holdings and its subsidiaries (which will initially consist of 100% of the membership interests of Oncor Holdings, which are owned by EFIH) and any promissory notes or other indebtedness owed by Oncor Holdings or any of its subsidiaries to EFIH, and does not include any assets of Oncor Holdings or its subsidiaries. Oncor Holdings owns approximately 80% of Oncor. No appraisals of any of the Collateral securing the New EFIH Senior Secured Notes have been prepared by or on behalf of the Offeror in connection with the exchange offers. The fair market value of the Collateral may not be sufficient to repay the holders of the New EFIH Senior Secured Notes upon any foreclosure. The fair market value of the membership interests of Oncor Holdings is subject to fluctuations based on factors that include, among other things, the financial results and prospects of Oncor Holdings and its subsidiaries and its ability to implement its business strategy, Oncor’s capital structure and the amount of its other existing indebtedness (as to which EFIH has no control), applicable regulatory approvals that may be required to foreclose on the membership interests of Oncor Holdings and subsequently dispose of the membership interests of Oncor Holdings, the ability to sell the membership interests of Oncor Holdings in an orderly sale, general economic conditions, the availability of buyers and similar factors. Furthermore, upon a foreclosure in the Collateral, holders may be limited in their ability to obtain the best price for the Collateral if they are unable to exercise a “drag-along” right to force Texas Transmission Investment LLC (“Texas Transmission”), owner of 19.75% of Oncor’s membership interests, to sell its membership interests pursuant to the terms of an investor rights agreement among EFH Corp., Oncor Holdings, Oncor and Texas Transmission. In addition, a court could limit recoverability if it were to apply non-New York law to a proceeding and deem a portion of the interest claim usurious in violation of public policy. The amount to be received upon a sale of any Collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the Collateral at such time, general, market and economic conditions and the timing and the manner of the sale.

The EFIH 9.75% Notes, and EFIH’s guarantees of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, are also secured by the Collateral, equally and ratably with the New EFIH Senior Secured Notes.

In the event that a bankruptcy or similar proceeding is commenced by or against the Offeror, if at the time of the filing the value of the membership interests of Oncor Holdings and other Collateral is less than the amount of principal and accrued and unpaid interest on the New EFIH Senior Secured Notes, the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and the EFIH 9.75% Notes, interest may cease to accrue on the New EFIH Senior Secured Notes thereafter. If at the time of the filing the value of the membership interests of Oncor Holdings and other Collateral is greater than the amount of principal and accrued and unpaid interest on the New EFIH Senior Secured Notes, the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and the EFIH 9.75% Notes, interest may nevertheless cease to accrue at a subsequent time if at such time the value ceases to be in excess of the principal and accrued and unpaid interest. It is possible, given the broad discretionary powers of a bankruptcy court, even if at the time of the filing the value of the membership interests of Oncor Holdings and other Collateral is greater than the amount of principal and accrued and unpaid interest on the New EFIH Senior Secured Notes, the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and the EFIH 9.75% Notes on the date of filing, claims on the membership interests of Oncor Holdings and other Collateral for interest accruing from and after the date the bankruptcy petition is filed might not be allowed. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the proceeds from any sale of the membership interests of Oncor Holdings and other Collateral may not be sufficient to pay the obligations due under the New EFIH Senior Secured Notes.

To the extent that the claims of the holders of the New EFIH Senior Secured Notes, the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and the EFIH 9.75% Notes exceed the value of the membership interests of Oncor Holdings and other Collateral, those claims will rank equally with the claims of the holders of the then outstanding Old Notes and EFH Corp.’s other debt. As a result, if the value of the membership interests of Oncor

Holdings and other Collateral is less than the value of the claims of the holders of the New EFIH Senior Secured Notes, the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and the EFIH 9.75% Notes, those claims may not be satisfied in full.

The security interest granted in favor of the collateral trustee is subject to practical problems generally associated with the realization of security interests in collateral. For example, the collateral trustee may need to obtain the consent of a third party to obtain or enforce a security interest in a contract (including, for example, the PUCT and/or Texas Transmission), and we cannot assure you that the collateral trustee will be able to obtain any such consent. The consents of any third parties may not be given when required to facilitate a foreclosure on any particular assets. Accordingly, the collateral trustee may not have the ability to foreclose upon such assets, and the value of the Collateral may significantly decrease.

Regulatory approvals may be required in order to enforce the security interests against the Collateral and to dispose of an interest in, or operational control of, the Collateral that secures the New EFIH Senior Secured Notes.

The Collateral securing the New EFIH Senior Secured Notes will include all of the membership interests of Oncor Holdings, which are held by EFIH. Pursuant to the Public Utility Regulatory Act (“PURA”), Texas Utilities Code §§39.262(l) and 39.915, an electric utility must obtain prior PUCT approval of any change in majority ownership, controlling ownership or operational control of Oncor. As a result, prior to any foreclosure on the membership interests of Oncor Holdings, approval of the PUCT may be required for a change in ownership or control of Oncor Holdings. Pursuant to PURA §§39.262(m) and 39.915(b), the PUCT will approve such a transfer if it finds that the transaction is in the public interest. In making its determination, these sections of PURA provide that the PUCT will consider whether the transaction will adversely affect the reliability of service, availability of service or cost of service of Oncor. Therefore, in connection with any action taken to enforce the security against the Collateral, such approval may not be granted and, if it were to be granted, it is not known how long such approval would take to obtain. Even if the approval were granted to foreclose on the Collateral, then additional prior PUCT approval may also be required for any subsequent change in majority ownership, controlling ownership or operational control in the membership interests of Oncor Holdings. Additionally, Texas Holdings has committed to hold a majority ownership interest in Oncor through October 10, 2012. This commitment is incorporated in the Order on Rehearing in PUCT Docket No. 34077.

In addition, pursuant to the terms of an investor rights agreement among EFH Corp., Oncor Holdings, Oncor and Texas Transmission, owner of 19.75% of Oncor’s membership interests, any transfer of the equity interests in Oncor Holdings to a third party, including as a result of any enforcement of the lien on the Collateral securing the New EFIH Senior Secured Notes, the EFIH 9.75% Notes and EFIH’s guarantees of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, may be limited and give rise to a tag-along right of Texas Transmission to participate in that transfer on a pro rata basis, which may hinder the enforcement of the lien on the Collateral in a timely manner, if at all. See “The Transactions—Sale of Noncontrolling Interest in Oncor” for a description of the investor rights agreement.

In the event of the Offeror’s bankruptcy, your ability to realize upon the Collateral securing the New EFIH Senior Secured Notes will be subject to certain bankruptcy law limitations.

The right of the trustee for the New EFIH Senior Secured Notes to repossess and dispose of the Collateral, which will secure the New EFIH Senior Secured Notes, upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against the Offeror. This could be true even if bankruptcy proceedings are commenced after the trustee for the New EFIH Senior Secured Notes has repossessed and disposed of the Collateral. Under bankruptcy law, secured creditors, such as the trustee for the New EFIH Senior Secured Notes, are prohibited from repossessing collateral from a debtor in a bankruptcy case, or from disposing of collateral repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use any such collateral, and the proceeds, products, rents or profits of such collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” varies according to circumstances, but in general the doctrine of “adequate protection” requires a debtor to protect the value of a secured creditor’s interest in the collateral, through cash payments, the granting of an additional security interest or otherwise. It is impossible to predict whether or when payments in respect of the New EFIH Senior Secured Notes might be made following commencement of a bankruptcy case, whether or when the trustee would repossess or dispose of the Collateral, or whether or to what extent you would be compensated for any delay in payment or loss of value of the Collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the New EFIH Senior Secured Notes, you would have unsecured “deficiency claims” as to the difference. Federal bankruptcy laws do not generally permit the payment of interest, costs, or attorneys’ fees for unsecured claims during the debtor’s bankruptcy case.

Under the indenture governing the New EFIH Senior Secured Notes, you will agree to not file a bankruptcy proceeding against Oncor Holdings or any of its subsidiaries.

In connection with the exchange offers and consent solicitation, you will, as part of participation in the exchange offers and consent solicitation, acknowledge and agree that you will not (i) initiate any legal proceeding to procure the appointment of an administrative receiver or (ii) institute any bankruptcy, reorganization, insolvency, winding up, liquidation, or any like proceeding under applicable law, against Oncor Holdings, Oncor or any of their subsidiaries, or against any of the assets of Oncor Holdings, Oncor or any of their subsidiaries. You will further acknowledge and agree that each of Oncor Holdings, Oncor and any of their subsidiaries is a third party beneficiary of the foregoing covenant and has the right to specifically enforce such covenant in any proceeding at law or in equity.

In the event that EFIH becomes the subject of a bankruptcy proceeding, you will only have a claim for repayment of your New EFIH Senior Secured Notes against EFIH’s assets, including the membership interests of Oncor Holdings and any other Collateral.

You will not benefit from a guarantee of EFH Corp. or any of EFH Corp.’s other subsidiaries. Therefore, in the event that EFIH becomes the subject of a bankruptcy proceeding, you will only have a claim against EFIH’s assets, including the membership interests of Oncor Holdings and any other Collateral, to satisfy any outstanding principal, premium and interest on the New EFIH Senior Secured Notes, and will have no claim against the assets of EFH Corp. or any of its subsidiaries (other than EFIH), including EFCH and TCEH.

The value of the Collateral may be diluted if we issue additional debt that is secured equally and ratably by the same Collateral securing the New EFIH Senior Secured Notes or if the Collateral is sold.

The New EFIH Senior Secured Notes will be secured by the collateral on a parity lien basis with the EFIH 9.75% Notes and EFIH’s guarantee of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes. In addition, the indentures governing the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and the EFIH 9.75% Notes provide, and the indenture governing the New EFIH Senior Secured Notes will provide, that EFH Corp. and EFIH may incur up to an aggregate of $4.0 billion of debt, including the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and the EFIH 9.75% Notes and the New EFIH Senior Secured Notes to be issued on the Settlement Date, which would be secured on a parity lien basis by the Collateral. Therefore, because the principal amount of the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and the EFIH 9.75% Notes is less than this amount of debt, and even after the issuance of the New EFIH Senior Secured Notes, there will be capacity to incur additional debt up to the $4.0 billion limit, EFH Corp. and EFIH may subsequently incur additional debt secured on a parity lien basis by the Collateral up to the $4.0 billion limit, subject to restrictions on their ability to incur debt and liens under the indenture governing the New EFIH Senior Secured Notes and under other documents governing their indebtedness. To the extent that any of this additional debt is incurred in the future, the interests of holders of the New EFIH Senior Secured Notes in the Collateral will be diluted. Additionally, EFH Corp. and EFIH will not be restricted from issuing additional debt that is secured by a junior lien on the Collateral, subject to restrictions on their ability to incur debt and liens under the indenture governing the New EFIH Senior Secured Notes and under other documents governing their indebtedness.

The collateral trust agreement governing the pledge of Collateral generally provides that the holders of a majority of the debt secured by a first priority lien on the Collateral, including the New EFIH Senior Secured Notes, the EFIH 9.75% Notes, EFIH’s guarantee of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, and other future debt incurred by EFH Corp. or EFIH secured by the Collateral equally and ratably, will have, subject to certain limited exceptions, the exclusive right to manage, perform and enforce the terms of the security documents securing the rights of secured debtholders in the Collateral and to exercise and enforce all privileges, rights and remedies thereunder. To the extent that we incur additional secured debt in the future that is secured equally and ratably with the New EFIH Senior Secured Notes and the amount of this additional secured debt, alone or together with any the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and the EFIH 9.75% Notes, exceeds the amount of outstanding New EFIH Senior Secured Notes, the holders of the new secured debt may be able to exercise control under the collateral trust agreement and other security documents.

We will in most cases have control over the Collateral securing the New EFIH Senior Secured Notes, and to the extent permitted, its sale by us would eliminate the collateral securing such notes and guarantee. The documents governing the pledge of the Collateral permit EFIH to remain in possession of, retain exclusive control over, freely operate and collect, invest and dispose of, any income from, the Collateral, such as cash dividends. In addition, in certain limited circumstances EFIH will have the right to sell the Collateral free and clear of the security interest underlying the New EFIH Senior Secured Notes.

Rights of holders of the New EFIH Senior Secured Notes in the Collateral may be adversely affected by the failure to perfect security interests in certain Collateral acquired in the future.

EFIH may acquire assets or investments in the future that would be required to be pledged as Collateral securing the New EFIH Senior Secured Notes. There can be no assurance that the trustee or the collateral trustee will monitor, or that we will inform the trustee or the collateral trustee of, the future acquisition of assets or investments that would be required to be pledged as Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral. Neither the trustee nor the collateral trustee for the New EFIH Senior Secured Notes has an obligation to monitor the acquisition of additional assets or investments that are required to be pledged as Collateral or the perfection of any security interest in such Collateral. Such failure may result in the loss of the security interest in the Collateral or the priority of the security interest in favor of the New EFIH Senior Secured Notes against third parties.

We may transfer or dispose of our interests in Oncor Holdings to a third party in a manner that would result in such third party becoming the obligor under the New EFIH Senior Secured Notes, without EFIH being required to offer to repurchase the New EFIH Senior Secured Notes. The risks of an investment in the New EFIH Senior Secured Notes may increase further following such a transaction.

The indenture governing the New EFIH Senior Secured Notes will provide that EFIH may engage in a “Permitted Asset Transfer” with respect to all of EFIH’s equity interests and other investments in Oncor Holdings and its subsidiaries (collectively, the “Oncor Subsidiaries”) that would result in the New EFIH Senior Secured Notes no longer being obligations of EFIH. A Permitted Asset Transfer includes the sale, assignment, transfer, conveyance or other disposition (other than by way of merger, wind-up or consolidation) of all of EFIH’s equity interests and other investments in the Oncor Subsidiaries or successor Oncor business and all other Collateral held by EFIH.

If a valid Permitted Asset Transfer occurs, the New EFIH Senior Secured Notes would become obligations of the third party transferee of the investments in the Oncor Subsidiaries.

If a Permitted Asset Transfer occurs in accordance with the terms of the indenture governing the New EFIH Senior Secured Notes, the Offeror will not be required to make a change of control offer to repurchase the New EFIH Senior Secured Notes even if a change of control may otherwise have occurred.

The indenture governing the New EFIH Senior Secured Notes will provide that a Permitted Asset Transfer may only occur if certain conditions are met, including a requirement that the ratings of the New EFIH Senior Secured Notes are not lowered by two or more rating agencies (or the only rating agency then rating such New EFIH Senior Secured Notes) during a specified period before or after the proposed Permitted Asset Transfer has been publicly announced. However, these conditions may not protect holders against actions that EFIH or the permitted transferee could take that may negatively impact the credit risk of the New EFIH Senior Secured Notes following a Permitted Asset Transfer, such as removing assets and cash from EFIH or the Oncor Subsidiaries or increasing debt at EFIH before the Permitted Asset Transfer.

There will be no event of default under the indenture governing the New EFIH Senior Secured Notes if the Oncor Subsidiaries take actions or enter into transactions that would impair their ability to dividend funds to EFIH, which could impair EFIH’s ability to service the New EFIH Senior Secured Notes, or that would negatively affect the value of the assets that are pledged as Collateral, such as incurring debt, selling or transferring all or a portion of the assets of Oncor, entering into joint ventures, dividending out assets or engaging in speculative investments.

Any of the above actions on the part of EFIH, the third party transferee or subsequent third party transferee or the Oncor Subsidiaries following the completion of a Permitted Asset Transfer may further increase the credit risk of the New EFIH Senior Secured Notes, may result in the rating agencies taking negative action with respect to the New EFIH Senior Secured Notes and may reduce the market price of the New EFIH Senior Secured Notes.

See “Description of the Notes—Certain Covenants—Restrictions on Permitted Asset Transfers,” and the definitions of “Change of Control” and “Permitted Asset Transfer” contained in “Description of the Notes” for more information.

The indenture governing the New EFIH Senior Secured Notes may not protect holders from all actions that EFIH or the Oncor Subsidiaries may take that would reduce your interest in the Collateral or that may reduce the value of the Collateral, including sales or exchanges of the Collateral or the assets of the Oncor Subsidiaries for other assets or investments.

Under the indenture that will govern the New EFIH Senior Secured Notes, EFIH may dispose of all or a portion of the Collateral for fair market value consideration (including consideration other than cash) that may consist of assets or equity interests in joint ventures. Additionally, there will be no event of default under the indenture if the Oncor subsidiaries sell, transfer or otherwise dispose of their assets or equity interests for any form of consideration.

If EFIH or the Oncor Subsidiaries effect any of these transactions, holders’ interest in the Collateral or the value of the Collateral may be materially reduced.

The indenture governing the New EFIH Senior Secured Notes will allow EFIH to transfer any of the Collateral in exchange for an equivalent fair market value of assets other than cash or for investments in businesses that are similar to the businesses of Oncor, including interests in joint ventures in businesses that are not controlled by EFIH. The assets received as consideration and pledged as substitute Collateral may prove to be less valuable than the value of the investments in Oncor that were disposed of in such transfer or exchange. Additionally, if interests in a new business were received in exchange for the Collateral, such new business may, in the future, engage in businesses activities that are different from the business that Oncor presently is in or such new business may not prove to be as creditworthy or valuable as Oncor, and the Offeror may not have any control over such business’ activities if a minority interest in the joint venture interests was received in such transfer or exchange. Therefore, such new collateral may negatively alter the risk profile of EFIH or the value of such new collateral may decline relative to the value of the disposed investments in Oncor.

There will be no event of default under the indenture governing the New EFIH Senior Secured Notes if any of the Oncor Subsidiaries sells, transfers or disposes of the assets of Oncor Holdings or investments in or assets of Oncor. The consideration received in exchange for such assets or investments may decline in value as compared to the assets or investments that were so disposed, and, therefore, the value of the Collateral may be less than if such assets and investments had been retained. The Oncor Subsidiaries may transfer their assets and investments in exchange for interests in other businesses or assets, minority interests or interests in joint ventures, in which case the value of the Collateral may be at risk of declining due to the factors described above.

In any joint venture that EFIH or an Oncor Subsidiary has an interest, EFIH or the Oncor Subsidiary may not have the right or power to direct the management and policies of such joint ventures and other participants may take actions contrary to the instructions or requests of EFIH or such Oncor Subsidiary or against its policies and objectives, and any such actions taken by such joint ventures may not be in your best interests. In addition, the other participants to any such joint venture may become bankrupt or have economic or other business interests or goals that are inconsistent with the goals of EFIH or such Oncor Subsidiary and/or you.

The completion of any of the above events may result in the credit risk of the New EFIH Senior Secured Notes increasing, the credit rating agencies taking negative action with respect to the New EFIH Senior Secured Notes or the market price of the New EFIH Senior Secured Notes declining. Additionally, in the event of any foreclosure on the Collateral, you may recover less than if the Collateral still consisted of investments in the Oncor Subsidiaries.

You may be required to recognize taxable gain or loss in connection with a Permitted Asset Transfer.

In connection with a Permitted Asset Transfer, EFIH’s obligations under the New EFIH Senior Secured Note may be transferred to, and assumed by, a third party transferee or may be considered, for U.S. federal income tax purposes, to undergo a substitution of obligors even if not transferred to, or assumed by, a third party transferee. Upon any such transfer or deemed substitution of obligors, you may be deemed to have exchanged the New EFIH Senior Secured Notes for new notes for U.S. federal income tax purposes. Upon such deemed exchange, you, under U.S. federal income tax law, may be required to recognize gain or loss equal to the difference between the amount deemed to be realized in connection with the deemed exchange and your adjusted tax basis in the New EFIH Senior Secured Notes on the date of the deemed exchange. For more information, please see “Material U.S. Federal Income Tax Considerations—Ownership of New EFIH Senior Secured Notes—Sale, Exchange or Retirement of New EFIH Senior Secured Notes.”

The issuance by EFIH of New EFIH Senior Secured Notes or the grant of the pledge of Collateral by EFIH to secure the New EFIH Senior Secured Notes could be wholly or partially voided as a preferential transfer.

If EFIH becomes the subject of a bankruptcy proceeding within 90 days after the exchange offers are completed (or, with respect to any insiders specified in bankruptcy law who are holders of New EFIH Senior Secured Notes, within one year after completion of the exchange offers), and a court in connection with a bankruptcy proceeding determines EFIH was insolvent at the time of the exchange offers, then the court could find that the issuance of the New EFIH Senior Secured Notes by EFIH or the pledge of the Collateral by EFIH to secure the New EFIH Senior Secured Notes involved a preferential transfer to the holders of Old Notes that are accepted for exchange in the exchange offers. The exchange offers could be an avoidable preference if, among other things, it is determined in a bankruptcy proceeding for EFIH that, at the time of the exchange offers, EFIH was insolvent, and the exchange offers allowed an exchanging holder of Old Notes to recover more from EFIH than such holder would have received had the exchanges not been made and EFIH was liquidated in a bankruptcy proceeding. As described below we cannot assure you that EFIH would satisfy the solvency tests set forth below or what standard a court would apply in determining whether the Offeror would be considered to be insolvent.

Because holders of Old Notes would now become secured creditors when Old Notes are exchanged for New EFIH Senior Secured Notes, such holders could be entitled to receive a greater recovery in bankruptcy proceeding liquidation than the same holders would have been entitled to receive if those holders had not participated in the exchange offers. If the court determined that the pledge of the Collateral by EFIH as security for the New EFIH Senior Secured Notes was a preferential transfer that did not qualify for any defense under bankruptcy law, then holders of the affected New EFIH Senior Secured Notes could have all or a portion of the value transferred to such holders in the exchange offers voided or such holders could be treated as unsecured creditors with claims that rank pari passu with all other unsubordinated unsecured creditors of the applicable obligor, including trade creditors. In addition, under such circumstances, the value of any consideration holders received with respect to the New EFIH Senior Secured Notes, including upon foreclosure of the Collateral, could also be subject to recovery from such holders and possibly from subsequent transferees, or holders might be returned to the same position they held as holders of the Old Notes.

If a court were to find that EFIH was insolvent before or after giving effect to the exchange offers and did not receive reasonably equivalent value or fair consideration in the exchange offers, the court may void all or a portion of the obligations represented by the New EFIH Senior Secured Notes or the pledge of the Collateral granted by EFIH for such notes as a fraudulent conveyance.

In a bankruptcy proceeding, a trustee, debtor in possession or another person acting on behalf of the bankruptcy estate may seek to recover all or a portion of transfers made or void obligations incurred prior to the bankruptcy proceeding on the basis that such transfers and obligations constituted fraudulent conveyances. Under certain circumstances, creditors may recover transfers or void obligations under state fraudulent conveyance laws even if the debtor is not in bankruptcy.

Fraudulent conveyances are generally defined to include transfers made or obligations incurred for inadequate consideration when a debtor was insolvent, inadequately capitalized or in similar financial distress, or transfers made or obligations incurred with the intent of hindering, delaying or defrauding current or future creditors. A trustee, debtor in possession or another person acting on behalf of a bankruptcy estate may be able to recover such transfers under the fraudulent conveyance provisions of the bankruptcy law and/or state fraudulent conveyance laws. The fraudulent conveyance provisions of the bankruptcy law allows the trustee, debtor in possession, or other person acting on behalf of a bankruptcy estate to void a fraudulent conveyance made within two years prior to the commencement of a bankruptcy proceeding. Under state fraudulent conveyance laws, transfers made more than two years prior to the commencement of a fraudulent conveyance lawsuit may be subject to avoidance.

If a court were to find that the Offeror issued the New EFIH Senior Secured Notes or EFIH granted its pledge of the Collateral under circumstances constituting a fraudulent conveyance, then a court could void all or a portion of the obligations under the New EFIH Senior Secured Notes or the pledge of Collateral. In addition, under such circumstances, the value of any consideration holders received with respect to the New EFIH Senior Secured Notes and the Collateral, including upon foreclosure of the Collateral, could also be subject to recovery from such holders and, possibly, from subsequent transferees of the New EFIH Senior Secured Notes. If the pledge of Collateral was voided and the issuance of New EFIH Senior Secured Notes were not voided, then holders of New EFIH Senior Secured Notes would become unsecured creditors.

The New EFIH Senior Secured Notes or pledge of Collateral by EFIH could be voided as a fraudulent conveyance, or claims in respect of the notes or pledge could be subordinated to all other debts of the Offeror, if the Offeror, at the time it incurred the indebtedness evidenced by the New EFIH Senior Secured Notes or EFIH at the time it granted the pledge received less than reasonably equivalent value or fair consideration for the issuance of the New EFIH Senior Secured Notes or the grant of the pledge of Collateral, as applicable, and:

•	was insolvent or rendered insolvent by reason of such issuance or incurrence or grant;

•	was engaged in a business or transaction for which the Offeror’s or EFIH’s, as applicable, remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a debtor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

EFIH’s assets currently exceed its liabilities as shown on its balance sheet prepared in accordance with U.S. generally accepted accounting principles as of June 30, 2010. However, the values assigned to assets and liabilities in this balance sheet are not necessarily indicative of the values that a court would assign to such assets and liabilities in making a solvency determination. We have not obtained or prepared an appraisal of the fair saleable value of the assets of EFIH. As a result, we cannot assure you that EFIH would satisfy the solvency tests set forth in the bullet points immediately prior to this paragraph or what standard a court would apply in determining whether the Offeror would be considered to be insolvent. In addition, we cannot assure you that a court would determine that reasonably equivalent value or fair consideration was received by EFIH in connection with the exchange offers.

The Offeror may not be able to repurchase the New EFIH Senior Secured Notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, the Offeror will be required to offer to repurchase all of the New EFIH Senior Secured Notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any purchase of the New EFIH Senior Secured Notes will be the Offeror’s available cash or cash generated from the Offeror’s subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. The Offeror may not be able to repurchase the New EFIH Senior Secured Notes upon a change of control because the Offeror may not have sufficient financial resources to purchase all of the New EFIH Senior Secured Notes that are tendered upon a change of control. Further, EFIH may be restricted under the terms of debt agreements of Oncor from receiving funds from Oncor sufficient to repurchase all of the New EFIH Senior Secured Notes tendered by holders upon a change of control. Accordingly, the Offeror may not be able to satisfy its obligations to purchase the New EFIH Senior Secured Notes unless the Offeror is able to refinance or obtain waivers under the instruments governing its and/or EFH Corp.’s indebtedness. The Offeror’s failure to repurchase the New EFIH Senior Secured Notes upon a change of control would cause a default under the applicable indenture and may cause a cross-default under certain of the Offeror’s and/or EFH Corp.’s or its subsidiaries’ other debt agreements.

An active trading market may not develop for the New EFIH Senior Secured Notes.

The New EFIH Senior Secured Notes are new issues of securities and will not be fungible with any outstanding securities. There is no established public trading market for the New EFIH Senior Secured Notes, and an active trading market may not develop. Although EFIH intends to apply for the New EFIH Senior Secured Notes to be listed on the New York Stock Exchange, there may, nonetheless, be limited liquidity in the trading market for the New EFIH Senior Secured Notes. In addition, the liquidity of the trading market in the New EFIH

Senior Secured Notes and the market prices quoted for the New EFIH Senior Secured Notes may be materially or adversely affected by changes in the overall market for these types of securities and by changes in the Offeror’s and/or EFH Corp.’s financial performance or prospects or in the prospects for companies in the Offeror’s and/or EFH Corp.’s industry generally. As a consequence, an active trading market may not develop for the New EFIH Senior Secured Notes, you may not be able to sell your New EFIH Senior Secured Notes, or, even if you can sell their New EFIH Senior Secured Notes, you may not be able to sell them at a favorable price.

If the Offeror waives the minimum condition, it is possible that only a small aggregate principal amount of New EFIH Senior Secured Notes may be issued upon completion of the exchange offers, which may adversely affect the liquidity of the New EFIH Senior Secured Notes. A series of securities with a small float generally commands a lower price than does a comparable series of securities with a greater float. A reduced float may also make the trading prices of the New EFIH Senior Secured Notes more volatile. If a small aggregate principal amount of New EFIH Senior Secured Notes is outstanding following the completion of the exchange offers, holders of a small principal amount of the New EFIH Senior Secured Notes may control decisions with respect to the New EFIH Senior Secured Notes including with respect to amendments, waivers and requests to accelerate upon an event of default, among others.

EFH Corp. may incur an income tax liability as a result of the exchange offers.

As a result of the exchange offers, EFH Corp. will realize cancellation of indebtedness income for U.S. federal income tax purposes (“COD income”). Under recently enacted legislation, EFH Corp. may elect to postpone the recognition of COD income in certain circumstances. If the election is made, the recognition of COD income incurred as a result of the exchange offers will be deferred until the fourth taxable-year following the closing of the exchange offers and then be recognized ratably over the ensuing five taxable-year period from 2014 to 2018. The amount of COD income incurred by EFH Corp. will depend upon, among other things, the fair market value of the consideration offered in exchange for the Old Notes. As such, EFH Corp. will not be able to calculate the aggregate amount of COD income attributable to the Old Notes accepted for exchange until after the Expiration Date. See “Material U.S. Federal Income Tax Considerations—Tax Consequences to EFH Corp.”

The New EFIH Senior Secured Notes may be issued with original issue discount for U.S. federal income tax purposes.

The New EFIH Senior Secured Notes will be treated as issued with original issue discount (“OID”) for U.S. federal income tax purposes to the extent that their stated principal amount exceeds their issue price by more than a de minimis amount. A U.S. Holder (as defined in “Material U.S. Federal Income Tax Considerations”) of the New EFIH Senior Secured Notes will be required to accrue such OID on a current basis before receiving cash attributable to that income regardless of the U.S. Holder’s method of tax accounting. For further discussion of the computation and reporting of OID, see “Material U.S. Federal Income Tax Considerations.” Additionally, a bankruptcy court may not allow a claim for all or a portion of any unamortized amount of the OID on the New EFIH Senior Secured Notes.

If EFH Corp. chooses to make the election to defer the recognition of COD income described above, EFH Corp. will not be permitted to deduct any OID on the New EFIH Senior Secured Notes to the extent that such OID (i) accrues before 2014 and (ii) does not exceed COD income realized in the exchange offers. EFH Corp. will, however, be allowed to take these disallowed OID deductions ratably over the five-year period from 2014 through 2018.

If a bankruptcy petition were filed by or against the Offeror, holders of the New EFIH Senior Secured Notes issued in consideration for the Old Notes may have their claims allowed in a lesser amount than the face amount of their claims under the indenture governing the New EFIH Senior Secured Notes.

If a bankruptcy petition were filed by or against any of the Offeror or EFCH under the U.S. Bankruptcy Code after the completion of the exchange offers, the allowed claim of any holder of the New EFIH Senior

Secured Notes issued as consideration for the Old Notes for the principal amount of the New EFIH Senior Secured Notes may be limited to an amount equal to the sum of:

•	the original issue price for the New EFIH Senior Secured Notes; and

•	that portion of the OID that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Bankruptcy courts have not developed a uniform method for determining the original issue price of new notes where the consideration for such new notes is not cash. Rather, the facts and circumstances of the particular issuance appear to dictate how the original issue price of such new notes is determined. Measures of the original issue price of new notes where the consideration for such new notes is not cash have included the fair market value of the consideration for such new notes at the time of the issuance of such new notes and the selling price of such new notes on their first day of trading.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the New EFIH Senior Secured Notes under these circumstances may have their claims allowed in a lesser amount than the face amount of their claims would be under the terms of the indenture governing the New EFIH Senior Secured Notes, even if sufficient funds are available to pay such holders the unamortized portion of any OID as of the bankruptcy filing.

The interests of the Sponsor Group may differ from the interests of the holders of the New EFIH Senior Secured Notes.

The Sponsor Group indirectly owns approximately 60% of EFH Corp.’s capital stock on a fully diluted basis through their investment in Texas Holdings. As a result of this ownership and the Sponsor Group’s ownership in interests of the general partner of Texas Holdings, the Sponsor Group has control over decisions regarding our operations, plans, strategies, finances and structure, including whether to enter into any corporate transaction, and will have the ability to prevent any transaction that requires the approval of EFIH’s or EFH Corp.’s shareholders.

The interests of these persons may differ from your interests in material respects. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Sponsor Group, as equity holders, might conflict with your interests as a noteholder. The Sponsor Group may also have an interest in pursuing acquisitions, divestitures, financings or other transactions (including changes to EFH Corp.’s hedging provider) that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a noteholder. Additionally, the indenture governing the New EFIH Senior Secured Notes permits us to pay advisory fees, dividends or make other restricted payments under certain circumstances, and the Sponsor Group may have an interest in our doing so.

Risks Related to Our and EFH Corp.’s Substantial Indebtedness and Debt Agreements

Our and EFH Corp.’s substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting obligations under the various debt agreements governing our and EFH Corp.’s indebtedness.

We and EFH Corp. are highly leveraged. As of June 30, 2010, EFH Corp.’s consolidated principal amount of debt (short-term borrowings and long-term debt, including amounts due currently) totaled $38.620 billion (see Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 included elsewhere in this Prospectus and Note 6 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 included elsewhere in this Prospectus). Our and EFH Corp.’s substantial leverage could have important consequences, including:

•	making it more difficult for us to make payments on our indebtedness;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on indebtedness, therefore reducing our ability to use our cash flow to fund operations, capital expenditures and future business opportunities and execute our strategy;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•

exposing us to the risk of increased interest rates because, as of June 30, 2010, taking into consideration interest swap transactions, approximately 11% of EFH Corp.’s long-term borrowings were at variable rates of interest;

•	limiting our ability to make strategic acquisitions or causing us to make non-strategic divestitures;

•

limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes, or to refinance existing debt;

•	limiting our ability to adjust to changing market conditions; and

•

placing us at a competitive disadvantage compared to competitors who are less highly leveraged and who therefore, may be able to take advantage of opportunities that we cannot due to our substantial leverage.

A substantial amount of this indebtedness is comprised of EFH Corp.’s indebtedness under the TCEH Senior Secured Facilities, substantially all of which matures in October 2014. EFH Corp. may not be able to refinance the TCEH Senior Secured Facilities or its other existing indebtedness because of its high levels of debt and debt incurrence restrictions under its debt agreements or because of generally adverse conditions in credit markets.

In addition, future transactions and initiatives that we continuously contemplate and may pursue may have significant effects on our business, capital structure, liquidity and/or results of operations. For example, in addition to the exchange offers contemplated hereby, we have and may continue to pursue, from time to time, transactions and initiatives of various types, including, without limitation, other exchange transactions, debt repurchases, equity or debt issuances, asset sales, joint ventures, recapitalizations, business combinations and other strategic transactions. There can be no guarantee that any of such transactions or initiatives would ultimately be successful or produce the desired outcome, which could ultimately affect us in a material and adverse manner. Moreover, the effects of any of these transactions or initiatives could be material and adverse to holders of our debt and could be disproportionate, and directionally different, with respect to one class or type of debt than with respect to others.

Despite our current high indebtedness level, we may still be able to incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur additional indebtedness in the future. Although our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness, including secured indebtedness, that could be incurred in compliance with these restrictions could be substantial. The indenture for the New EFIH Senior Secured Notes will allow EFH Corp. and EFIH to incur up to an aggregate of $4.0 billion of debt, including the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes, the EFIH 9.75% Notes and the New EFIH Senior Secured Notes, secured by a first-priority security interest in the Collateral, and a substantial amount of additional indebtedness, which additional indebtedness may be secured by a junior-priority security interest in the Collateral or by assets of EFH Corp. or EFIH other than the Collateral. If new debt is added to our existing debt levels, the related risks that we now face would intensify. See “Description of the Notes.”

Our debt agreements contain restrictions that limit flexibility in operating our businesses.

Our debt agreements contain various covenants and other restrictions that limit our ability to engage in specified types of transactions and may adversely affect our ability to operate our businesses. These covenants and other restrictions limit our ability to, among other things:

•	incur additional indebtedness or issue preferred shares;

•	pay dividends on, repurchase or make distributions in respect of capital stock or make other restricted payments;

•	make investments;

•	sell or transfer assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of its or their assets;

•	enter into transactions with its or their affiliates; and

•	repay, repurchase or modify certain subordinated and other material debt.

There are a number of important limitations and exceptions to these covenants and other restrictions. See “Description of the Notes” for a description of these covenants and other restrictions with respect to the New EFIH Senior Secured Notes.

In addition, as described in “The Transactions—Ring-Fencing,” EFH Corp. and Oncor have implemented a number of “ring-fencing” measures to enhance the credit quality of Oncor, its immediate parent, Oncor Holdings, and Oncor Holdings’ other subsidiaries. Those measures include, among other things:

•	Oncor being treated as an unrestricted subsidiary with respect to EFH Corp.’s and our indebtedness, including the New EFIH Senior Secured Notes;

•	Oncor not being restricted from incurring its own indebtedness;

•	Oncor not guaranteeing or pledging any of its assets to secure the indebtedness of any member of the Texas Holdings Group; and

•	restrictions on dividends, and the right of the independent members of Oncor’s board of directors and the primary noncontrolling member of Oncor to block the payment of dividends.

Risks Related to Structure

EFIH is a holding company and its obligations are structurally subordinated to existing and future liabilities and preferred stock of its subsidiaries.

EFIH’s cash flows and ability to meet its obligations are largely dependent upon the earnings of its subsidiaries, in particular, Oncor, and the payment of such earnings to EFIH in the form of dividends or distributions. These subsidiaries are separate and distinct legal entities and have no obligation to provide EFIH with funds for its payment obligations. Any decision by a subsidiary to provide EFIH with funds for its payment obligations, whether by dividends or distributions, will depend on, among other things, the subsidiary’s results of operations, financial condition, cash requirements, contractual restrictions and other factors. In addition, a subsidiary’s ability to pay dividends may be limited by covenants in its existing and future debt agreements or applicable law.

Because EFIH is a holding company, its obligations to its creditors are structurally subordinated to all existing and future liabilities and existing and future preferred stock of its subsidiaries that do not guarantee such obligations. Therefore, EFIH’s rights and the rights of its creditors to participate in the assets of any subsidiary in the event that such a subsidiary is liquidated or reorganized are subject to the prior claims of such subsidiary’s creditors and holders of such subsidiary’s preferred stock. To the extent that EFIH may be a creditor with recognized claims against any such subsidiary, EFIH’s claims would still be subject to the prior claims of such subsidiary’s creditors to the extent that they are secured or senior to those held by EFIH. Subject to restrictions contained in financing arrangements, EFIH’s subsidiaries may incur additional indebtedness and other liabilities.

Oncor may or may not make any distributions to EFIH.

Upon the consummation of the merger in October 2007, EFH Corp. and Oncor implemented certain structural and operational “ring-fencing” measures based on principles articulated by rating agencies and commitments made by Texas Holdings and Oncor to the PUCT and the FERC and to the PUCT in Docket No. 34077 to further enhance Oncor’s credit quality. These measures were put into place to mitigate Oncor’s credit exposure to the Texas Holdings Group (including the Offeror) and to reduce the risk that the assets and liabilities of Oncor would be substantively consolidated with the assets and liabilities of the Texas Holdings Group (including the Offeror) in the event of a bankruptcy of one or more of those entities.

As part of the ring-fencing measures, a majority of the members of the board of directors of Oncor are required to be, and are, independent from EFH Corp. Any new independent directors of Oncor are required to be appointed by the nominating committee of Oncor Holdings. The organizational documents of Oncor give these independent directors, acting by majority vote, and, during certain periods, any director designated by Texas Transmission, the express right to prevent distributions from Oncor if they determine that it is in the best interests of Oncor to retain such amounts to meet expected future requirements. Accordingly, there can be no assurance that Oncor will make any distributions to the Offeror.

In addition, Oncor’s organizational documents limit Oncor’s distributions to the Offeror through December 31, 2012 to an amount not to exceed Oncor’s net income (determined in accordance with U.S. GAAP, subject to certain defined adjustments, including goodwill impairments) and prohibit Oncor from making any distribution to the Offeror so long as and to the extent that such distribution would cause Oncor’s regulatory capital structure to exceed the debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

In March 2009, the PUCT awarded Oncor the right to construct approximately $1.3 billion of transmission lines and facilities associated with its Competitive Renewable Energy Zones (“CREZ”) Transmission Plan (see discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010—Regulation and Rates” included in Annex B to this Prospectus). With the award, it is likely Oncor will incur additional debt. In addition, Oncor may incur additional debt in connection with other investments in infrastructure or technology, including automated accounting systems. Accordingly, while Oncor is required to maintain a debt to equity ratio of 60% debt to 40% equity, there can be no assurance that Oncor’s equity balance will be sufficient to maintain the required debt-to-equity ratio established from time to time by the PUCT for ratemaking purposes, thereby restricting Oncor from making any distributions to the Offeror.

Risks Related to Our and EFH Corp.’s Businesses

EFH Corp. is a holding company conducting its operations principally through its subsidiaries, TCEH (which is indirectly wholly-owned by EFH Corp.) and Oncor (in which EFH Corp. indirectly holds an approximate 80% ownership interest). As such, the risks described below will apply to EFH Corp. There are additional risks relating to investing in the New EFIH Senior Secured Notes that you should consider before deciding to tender your Old Notes. Such additional risks are described elsewhere in this “Risk Factors” section under the headings “—Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes,” “—Risks Related to Our Substantial Indebtedness and Debt Agreements,” “—Risks Related to Structure” and “Risks Related to the EFIH Business.”

Our businesses are subject to ongoing complex governmental regulations and legislation that have impacted, and may in the future impact, our businesses and/or results of operations.

Our businesses operate in changing market environments influenced by various state and federal legislative and regulatory initiatives regarding the restructuring of the energy industry, including competition in the generation and sale of electricity. We will need to continually adapt to these changes.

Our businesses are subject to changes in state and federal laws (including PURA, the Federal Power Act, the Atomic Energy Act, the Public Utility Regulatory Policies Act of 1978, the State and Federal Clean Air Acts and the Energy Policy Act of 2005), changing governmental policy and regulatory actions (including those of the PUCT, the NERC, the Texas Regional Entity, the RRC, the TCEQ, the FERC, the EPA, the NRC and the CFTC) and the rules, guidelines and protocols of ERCOT with respect to matters including, but not limited to, market structure and design, operation of nuclear generation facilities, construction and operation of other generation facilities, construction and operation of transmission facilities, acquisition, disposal, depreciation and amortization of regulated assets and facilities, recovery of costs and investments, decommissioning costs, return on invested capital for regulated businesses, market behavior rules, present or prospective wholesale and retail competition and environmental matters. TCEH, along with other market participants, is subject to electricity pricing constraints and market behavior and other competition-related rules and regulations under PURA that are administered by the PUCT and ERCOT, and, with respect to any wholesale power sales outside the ERCOT market, is subject to market behavior and other competition-related rules and regulations under the Federal Power Act that are administered by the FERC. Changes in, revisions to, or reinterpretations of existing laws and regulations (for example, with respect to prices at which TCEH may sell electricity, the required permits for the three lignite-fueled generation units recently completed or currently under construction or the cost of emitting greenhouse gases) may have an adverse effect on our businesses.

The Texas Legislature meets every two years, and from time to time bills are introduced and considered that could materially affect our businesses. There can be no assurance that future action of the Texas Legislature will not result in legislation that could have a material adverse effect on us and our financial prospects.

PURA, the PUCT, ERCOT, the RRC, the TCEQ and the Office of Public Utility Council (the “OPC”) are subject to a “Sunset” review by the Texas Sunset Advisory Commission. PURA will expire, and the PUCT and the RRC will be abolished, on September 1, 2011 unless extended by the Texas Legislature following such review. If any of PURA, the PUCT, ERCOT, the RRC, the TCEQ or the OPC are not renewed by the Texas Legislature pursuant to Sunset review, it could have a material effect on our business.

Sunset review is the regular assessment of the continuing need for a state agency to exist, and is grounded in the premise that an agency will be abolished unless legislation is passed to continue its functions. The Texas Sunset Advisory Commission (the “Sunset Commission”) closely reviews each agency and recommends action on each agency to the Texas Legislature, which action may include significant changes to applicable laws or modifying or even abolishing the agency. Of the agencies scheduled for Sunset review by the Sunset Commission in 2010 and 2011, the following hold primary interest for us: the TCEQ, the PUCT, the OPC, the RRC and ERCOT, which are subject to a focused, limited scope, or special purpose review. These agencies, for the most part, govern and operate the electricity and mining markets in Texas upon which our business model is based. PURA, which expires September 1, 2011, is also subject to Sunset review. If the Texas Legislature fails to renew PURA or any of these agencies, it could result in a significant restructuring of the Texas electricity market or regulatory regime that could have a material impact on our business. There can be no assurance that future action of the Sunset Commission will not result in legislation that could have a material adverse effect on us and our financial prospects.

Litigation, legal proceedings, regulatory investigations or other administrative proceedings could expose us to significant liabilities and reputation damage and have a material adverse effect on our results of operations, and the litigation environment in which we operate poses a significant risk to our businesses.

We are involved in the ordinary course of business in a number of lawsuits involving employment, commercial, environmental and injuries and damages issues, among other matters. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of judgment. Actual outcomes or losses may differ materially from current assessments and estimates. The settlement or resolution of such claims or proceedings may have a material adverse effect on our results of operations. In addition, judges and juries in the State of Texas have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage and business tort cases. We use appropriate means to contest litigation threatened or filed against us, but the litigation environment in the State of Texas poses a significant business risk.

We are involved in the ordinary course of business in permit applications and renewals, and we are exposed to the risk that certain of our operating permits may not be granted or renewed on satisfactory terms. Failure to obtain and maintain the necessary permits to conduct our businesses could have a material adverse effect on our results of operations.

We are also involved in the ordinary course of business in regulatory investigations and other administrative proceedings, and we are exposed to the risk that we may become the subject of additional regulatory investigations or administrative proceedings. See Note 4 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010, and Note 7 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 included elsewhere in this Prospectus. While we cannot predict the outcome of any regulatory investigation or administrative proceeding, any such regulatory investigation or administrative proceeding could result in us incurring material penalties and/or other costs and have a material adverse effect on our results of operations.

TXU Energy Retail Company LLC may lose a significant number of retail customers due to competitive marketing activity by other retail electric providers.

TXU Energy Retail Company LLC (“TXU Energy”) faces competition for customers. Competitors may offer lower prices and other incentives, which, despite TXU Energy’s long-standing relationship with customers, may attract customers away from TXU Energy.

In some retail electricity markets, TXU Energy’s principal competitor may be the incumbent retail electric provider. The incumbent retail electric provider has the advantage of long-standing relationships with its customers, including well-known brand recognition.

In addition to competition from the incumbent retail electric provider, TXU Energy may face competition from a number of other energy service providers, other energy industry participants, or nationally branded providers of consumer products and services who may develop businesses that will compete with TXU Energy. Some of these competitors or potential competitors may be larger or better capitalized than TXU Energy. If there is inadequate potential margin in these retail electricity markets, it may not be profitable for TXU Energy to compete in these markets.

TCEH’s revenues and results of operations may be negatively impacted by decreases in market prices for power, decreases in natural gas prices, and/or decreases in market heat rates.

TCEH (EFH Corp.’s largest business) is not guaranteed any rate of return on capital investments in its competitive businesses. We market and trade electricity and natural gas, including electricity from our own generation facilities and generation contracted from third parties, as part of our wholesale markets operation. TCEH’s results of operations depend in large part upon market prices for electricity, natural gas, uranium, coal and transportation in its regional market and other competitive markets and upon prevailing retail electricity rates, which may be impacted by actions of regulatory authorities. Market prices may fluctuate substantially over relatively short periods of time. Demand for electricity can fluctuate dramatically, creating periods of substantial under- or over-supply. During periods of over-supply, prices might be depressed. Also, at times there may be political pressure, or pressure from regulatory authorities with jurisdiction over wholesale and retail energy commodity and transportation rates, to impose price limitations, bidding rules and other mechanisms to address volatility and other issues in these markets.

Some of the fuel for our generation facilities is purchased under short-term contracts. Prices of fuel, including diesel, natural gas, coal and nuclear fuel, may also be volatile, and the price we can obtain for electricity sales may not change at the same rate as changes in fuel costs. In addition, we purchase and sell natural gas and other energy related commodities, and volatility in these markets may affect costs incurred in meeting obligations.

Volatility in market prices for fuel and electricity may result from the following:

•	volatility in natural gas prices;

•	volatility in market heat rates;

•	volatility in coal and rail transportation prices;

•	severe or unexpected weather conditions;

•	seasonality;

•	changes in electricity and fuel usage;

•	illiquidity in the wholesale power or other markets;

•	transmission or transportation constraints, inoperability or inefficiencies;

•	availability of competitively-priced alternative energy sources;

•	changes in market structure;

•	changes in supply and demand for energy commodities, including nuclear fuel and related enrichment and conversion services;

•	changes in generation efficiency;

•	outages at our generation facilities or those of our competitors;

•	changes in the credit risk or payment practices of market participants;

•	changes in production and storage levels of natural gas, lignite, coal, crude oil, diesel and other refined products;

•	natural disasters, wars, sabotage, terrorist acts, embargoes and other catastrophic events; and

•	federal, state and local energy, environmental and other regulation and legislation.

All of our generation facilities are located in the ERCOT market, a market with limited interconnections to other markets. Wholesale electricity prices in the ERCOT market generally correlate with the price of natural gas because marginal electricity demand is generally supplied by natural gas-fueled generation facilities.

Wholesale electricity prices also correlate with market heat rates (a measure of efficiency of the marginal price-setting generator of electricity), which could fall if demand for electricity were to decrease or if additional generation facilities are built in ERCOT. Accordingly, the contribution to earnings and the value of our baseload (lignite/coal-fueled and nuclear) generation assets, which provided a substantial portion of our supply volumes in 2009 and in 2010 to date, are dependent in significant part upon the price of natural gas and market heat rates. As a result, our baseload generation assets could significantly decrease in profitability and value if natural gas prices or market heat rates fall.

Our assets or positions cannot be fully hedged against changes in commodity prices and market heat rates, and hedging transactions may not work as planned or hedge counterparties may default on their obligations.

We cannot fully hedge the risk associated with changes in commodity prices, most notably natural gas prices, or market heat rates because of the expected useful life of our generation assets and the size of our position relative to market liquidity. To the extent we have unhedged positions, fluctuating commodity prices and/or market heat rates can materially impact our results of operations and financial position, either favorably or unfavorably.

To manage our financial exposure related to commodity price fluctuations, we routinely enter into contracts to hedge portions of purchase and sale commitments, fuel requirements and inventories of natural gas, lignite, coal, crude oil, diesel fuel and refined products, and other commodities, within established risk management guidelines. As part of this strategy, we routinely utilize fixed-price forward physical purchase and sale contracts, futures, financial swaps and option contracts traded in over-the-counter markets or on exchanges. Although we devote a considerable amount of time and effort to the establishment of risk management procedures, as well as the ongoing review of the implementation of these procedures, the procedures in place may not always function as planned and cannot eliminate all the risks associated with these activities. For example, we hedge the expected needs of our wholesale and retail customers, but unexpected changes due to weather, natural disasters, market constraints or other factors could cause us to purchase power to meet unexpected demand in periods of high wholesale market prices or resell excess power into the wholesale market in periods of low prices. As a result of these and other factors, we cannot precisely predict the impact that risk management decisions may have on our businesses, results of operations or financial position.

With the tightening of credit markets, there has been some decline in the number of market participants in the wholesale energy commodities markets, resulting in less liquidity, particularly in the ERCOT electricity market. Participation by financial institutions and other intermediaries (including investment banks) has particularly declined. Extended declines in market liquidity could materially affect our ability to hedge our financial exposure to desired levels.

To the extent we engage in hedging and risk management activities, we are exposed to the risk that counterparties that owe us money, energy or other commodities as a result of market transactions will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to enter into alternative hedging arrangements or honor the underlying commitment at then-current market prices. In such event, we might incur losses in addition to amounts, if any, already paid to the counterparties. ERCOT market participants are also exposed to risks that another ERCOT market participant may default on its obligations to pay ERCOT for power taken, in which case such costs, to the extent not offset by posted security and other protections available to ERCOT, may be allocated to various non-defaulting ERCOT market participants, including us.

Our collateral requirements for hedging arrangements could be materially impacted if the rules implementing the Financial Reform Act broaden the scope of the Act’s provisions regarding the regulation of over-the-counter financial derivatives and make them applicable to us.

In July 2010, the US Congress enacted, and President Obama signed, financial reform legislation known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Financial Reform Act”). Title VII of the Financial Reform Act provides for the regulation of the over-the-counter (OTC) derivatives market. While the legislation is broad and detailed, substantial portions of the legislation will require rulemaking by federal governmental agencies to either implement the standards set out in the legislation or to adopt new standards.

The Financial Reform Act generally requires OTC derivatives (including the types of asset-backed OTC derivatives that we use to hedge risks associated with commodity and interest rate exposure) to be cleared by a derivatives clearing organization. However, end-users that are non-financial entities using the swap to hedge or mitigate commercial risk are exempt from these clearing requirements. The type of asset-backed OTC derivatives that we use to hedge commodity and interest rate risk should be exempt from the clearing requirements. In addition, existing swaps are grandfathered from the clearing requirements.

The Financial Reform Act also requires the posting of cash collateral for uncleared swaps. Because these cash collateral requirements are unclear as to whether an end-user or its counterparty (i.e., swap dealer) is required to post cash collateral, there is risk that the cash collateral requirement could be used to effectively negate the end-user clearing exemption. However, the legislative history of the Financial Reform Act suggests that it was not Congress’ intent to require end-users (rather that such requirement apply to swap dealers) to post cash collateral with respect to swaps. If we were required to post cash collateral on our swap transactions, our liquidity would likely be materially impacted, and our ability to enter into OTC derivatives to hedge our commodity and interest rate risks would be significantly limited.

We cannot predict the outcome of the rulemaking to implement the OTC derivative market provisions of the Financial Reform Act. This rulemaking could negatively affect our ability to hedge our commodity and interest rate risks. The inability to hedge these risks would likely have a material adverse effect on our results of operations, financial condition or cash flows.

We may suffer material losses, costs and liabilities due to ownership and operation of the Comanche Peak nuclear generation facility.

The ownership and operation of a nuclear generation facility involves certain risks. These risks include:

•	unscheduled outages or unexpected costs due to equipment, mechanical, structural or other problems;

•	inadequacy or lapses in maintenance protocols;

•	the impairment of reactor operation and safety systems due to human error;

•	the costs of storage, handling and disposal of nuclear materials, including availability of storage space;

•	the costs of procuring nuclear fuel;

•	the costs of securing the plant against possible terrorist attacks;

•	limitations on the amounts and types of insurance coverage commercially available; and

•	uncertainties with respect to the technological and financial aspects of decommissioning nuclear facilities at the end of their useful lives.

The prolonged unavailability of Comanche Peak could materially affect our financial condition and results of operations. The following are among the more significant of these risks:

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Operational Risk—Operations at any nuclear generation facility could degrade to the point where the facility would have to be shut down. If such degradations were to occur, the process of identifying and correcting the causes of the operational downgrade to return the facility to operation could require significant time and expense, resulting in both lost revenue and increased fuel and purchased power expense to meet supply commitments. Furthermore, a shut-down or failure at any other nuclear generation facility could cause regulators to require a shut-down or reduced availability at Comanche Peak.

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Regulatory Risk—The NRC may modify, suspend or revoke licenses and impose civil penalties for failure to comply with the Atomic Energy Act, the regulations under it or the terms of the licenses of nuclear generation facilities. Unless extended, the NRC operating licenses for Comanche Peak Unit 1 and Unit 2 will expire in 2030 and 2033, respectively. Changes in regulations by the NRC could require a substantial increase in capital expenditures or result in increased operating or decommissioning costs.

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Nuclear Accident Risk—Although the safety record of Comanche Peak and other nuclear generation facilities generally has been very good, accidents and other unforeseen problems have occurred both in the U.S. and elsewhere. The consequences of an accident can be severe and include loss of life, injury, lasting negative health impact and property damage. Any accident, or perceived accident, could result in significant liabilities and damage our reputation. Any such resulting liability from a nuclear accident could exceed our resources, including insurance coverage.

The operation and maintenance of electricity generation and delivery facilities involves significant risks that could adversely affect our results of operations and financial condition.

The operation and maintenance of electricity generation and delivery facilities involves many risks, including, as applicable, start-up risks, breakdown or failure of facilities, lack of sufficient capital to maintain the facilities, the dependence on a specific fuel source or the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output, efficiency or reliability, the occurrence of any of which could result in lost revenues and/or increased expenses. A significant number of our facilities were constructed many years ago. In particular, older generating equipment and transmission and distribution equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency or reliability. The risk of increased maintenance and capital expenditures arises from (a) increased starting and stopping of generation equipment due to the volatility of the competitive generation market, (b) any unexpected failure to generate electricity, including failure caused by breakdown or forced outage and (c) damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, we could be subject to additional costs and/or the write-off of our investment in the project or improvement.

Insurance, warranties or performance guarantees may not cover all or any of the lost revenues or increased expenses, including the cost of replacement power. Likewise, the ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by events outside our control.

Our cost of compliance with environmental laws and regulations and our commitments, and the cost of compliance with new environmental laws, regulations or commitments could materially adversely affect our results of operations and financial condition.

We are subject to extensive environmental regulation by governmental authorities. In operating our facilities, we are required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits. We may incur significant additional costs beyond those currently contemplated to comply with these requirements. If we fail to comply with these requirements, we could be subject to administrative, civil or criminal sanctions. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements.

EFH Corp. has committed to reduce emissions of mercury, nitrogen oxide and sulfur dioxide through the installation of emissions control equipment at both the new and existing and lignite-fueled generation units. We may incur significantly greater costs than those contemplated in order to achieve this commitment.

EFH Corp. has formed a Sustainable Energy Advisory Board that advises EFH Corp. in its pursuit of technology development opportunities that, among other things, are designed to reduce our impact on the environment. Any adoption of Sustainable Energy Advisory Board recommendations may cause us to incur significant costs in addition to the costs referenced above.

We may not be able to obtain or maintain all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain, maintain or comply with any such approval, the operation of our facilities could be stopped, curtailed or modified or become subject to additional costs.

In addition, we may be responsible for any on-site liabilities associated with the environmental condition of facilities that we have acquired, leased or developed, regardless of when the liabilities arose, whether they are known or unknown or, in certain circumstances, whether they were caused by a third party such as a former owner or operator. In connection with certain acquisitions and sales of assets, we may obtain, or be required to provide, indemnification against certain environmental liabilities. Another party could, depending on the circumstances, assert an environmental claim against us or fail to meet its indemnification obligations to us.

Our financial condition and results of operations may be materially adversely affected if new federal and/or state legislation or regulations are adopted to address global climate change.

In recent years, a growing concern has emerged about global climate change and how greenhouse gas (GHG) emissions, such as carbon dioxide, contribute to global climate change. Several bills addressing climate change have been introduced in the US Congress or discussed by the Obama Administration that are intended to address climate change using different approaches, including a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade), incentives for the development of low-carbon technology and federal renewable portfolio standards. In addition, a number of federal court cases have been recently decided that could result in the future judicial regulation of GHG emissions.

The EPA recently issued a rule, known as the Prevention of Significant Deterioration (PSD) tailoring rule, that establishes new thresholds for regulating GHG emissions from stationary sources under the Clean Air Act. Beginning in January 2011, the rule will require any source subject to the PSD permitting program due to emissions of non-GHG pollutants that increases its GHG emissions by 75,000 tons per year (tpy) to have an operating permit under the Title V Operating Permit Program of the Clean Air Act and install the best available control technology in conjunction with construction activities or plant modifications. Beginning in July 2011, PSD permitting requirements will also apply to new projects with GHG emissions of at least 100,000 tpy and modifications to existing facilities that increase GHG emissions by at least 75,000 tpy (even if no non-GHG PSD thresholds are exceeded). The EPA also finalized regulations in 2009 that will require certain categories of GHG emitters to monitor and report their annual GHG emissions beginning in January 2011.

We produce GHG emissions from the combustion of fossil fuels at our generation facilities. For 2009, we estimate that our generation facilities produced 54 million short tons of carbon dioxide based on continuously monitored data reported to and approved by the EPA. The two new lignite-fueled units that achieved substantial completion (as defined in the EPC Agreement for the units) in 2009 and the one new lignite-fueled unit that achieved substantial completion (as defined in the EPC Agreement for the unit) in June 2010 will generate additional carbon dioxide emissions. Because a substantial portion of our generation portfolio consists of lignite/coal-fueled generation facilities, our financial condition and results of operations could be materially adversely affected by the enactment of any legislation or regulation that mandates a reduction in GHG emissions or that imposes financial penalties, costs or taxes upon those that produce GHG emissions. For example, to the extent a cap-and-trade program is adopted, we may be required to incur material costs to reduce our GHG emissions or to procure emission allowances or credits to comply with such a program. The EPA regulation of GHGs under the Clean Air Act, or judicially imposed limits on GHG emissions, may require us to make material expenditures to reduce our GHG emissions. If a significant number of our investors, customers or others refuse to do business with us because of our GHG emissions, it could have a material adverse effect on our results of operations, financial condition or cash flows.

Our financial condition and results of operations may be materially adversely affected by the effects of extreme weather conditions.

We could be subject to the effects of extreme weather. Extreme weather conditions could stress our transmission and distribution system or our generation facilities resulting in increased maintenance and capital expenditures. Extreme weather events, including hurricanes or storms or other natural disasters, could be destructive and result in casualty losses that are not ultimately offset by insurance proceeds or in increased capital expenditures or costs, including supply chain costs.

Moreover, an extreme weather event could cause disruption in service to customers due to downed wires and poles or damage to other operating equipment, which could result in us foregoing sales of electricity and lost revenue. Similarly, an extreme weather event might affect the availability of generation and transmission capacity, limiting our ability to source or deliver electricity to where it is needed. These conditions, which cannot be reliably predicted, could have an adverse consequence by requiring us to seek additional sources of electricity when wholesale market prices are high or to seek to sell excess electricity when those market prices are low.

The rates of Oncor’s electricity delivery business are subject to regulatory review, and may be reduced below current levels, which could adversely impact Oncor’s financial condition and results of operations.

The rates charged by Oncor are regulated by the PUCT and certain cities and are subject to cost-of-service regulation and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Oncor’s rates are regulated based on an analysis of Oncor’s costs and capital structure, as reviewed and approved in a regulatory proceeding. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that the PUCT will judge all of Oncor’s costs to have been prudently incurred, that the PUCT will not reduce the amount of invested capital included in the capital structure that Oncor’s rates are based upon, or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of Oncor’s costs, including regulatory assets reported in Oncor’s balance sheet, and the return on invested capital allowed by the PUCT.

In addition, in connection with the Merger, Oncor has made several commitments to the PUCT regarding its rates. For example, Oncor committed that it will, in rate cases after its 2008 general rate case through proceedings initiated prior to December 31, 2012, support a cost of debt that will be no greater than the then-current cost of debt of electric utilities with investment grade credit ratings equal to Oncor’s ratings as of October 1, 2007. As a result, Oncor may not be able to recover all of its debt costs if they are above those levels.

Our growth strategy, including investment in three new lignite-fueled generation units and Oncor’s capital program, may not be executed as planned, which could adversely impact our financial condition and results of operations.

There can be no guarantee that the execution of our growth strategy will be successful. As discussed below, our growth strategy is dependent upon many factors. Changes in laws, regulations, markets, costs, the outcome of on-going litigation or other factors could negatively impact the execution of our growth strategy, including causing management to change the strategy. Even if we are able to execute our growth strategy, it may take longer than expected, and costs may be higher than expected.

There can be no guarantee that the execution of the lignite-fueled generation development program will be successful. While we have experience in operating lignite-fueled generation facilities, we have limited recent experience in constructing, commissioning and starting-up such facilities.

Our lignite-fueled generation development program is subject to changes in laws, regulations and policies that are beyond our control. Changes in law, regulation or policy regarding commodity prices, power prices, electricity competition or solid-fuel generation facilities or other related matters could adversely impact this program. In recent years, global warming has received significant media attention, which has resulted in legislators focusing on environmental laws, regulations and policies. Changes in environmental law, regulation or policy, such as regulations of emissions of carbon dioxide, could adversely impact this program. Although we have received permits to operate the new units that are a part of the lignite-fueled generation development program, some of these permits are subject to ongoing litigation. See Note 7 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 included elsewhere in this Prospectus for further detail regarding such ongoing litigation. An adverse ruling on these matters could materially and adversely effect the implementation of this program.

There can be no guarantee that the execution of Oncor’s capital deployment program for its electricity delivery facilities will be successful, and there can be no assurance that the capital investments Oncor intends to make in connection with its electricity delivery business will produce the desired reductions in cost and improvements to service and reliability. Furthermore, there can be no guarantee that Oncor’s capital investments, including the investment of approximately $1.3 billion (based on ERCOT cost estimates for CREZ construction projects) to construct CREZ-related transmission lines and facilities, will ultimately be recoverable through rates or, if recovered, that they will be recovered on a timely basis. There can also be no assurance that the PUCT’s award of CREZ construction projects will not be delayed, modified or otherwise vacated through judicial or administrative actions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010—Regulation and Rates” included in Annex B to this Prospectus.

Ongoing performance improvement initiatives may not achieve desired cost reductions and may instead result in significant additional costs if unsuccessful.

The implementation of performance improvement initiatives identified by management may not produce the desired reduction in costs and if unsuccessful, may instead result in significant additional costs as well as significant disruptions in our operations due to employee displacement and the rapid pace of changes to organizational structure and operating practices and processes. Such additional costs or operational disruptions could have an adverse effect on our businesses and financial prospects.

TXU Energy’s retail business is subject to the risk that sensitive customer data may be compromised, which could result in an adverse impact to its reputation and/or the results of operations of the retail business.

TXU Energy’s retail business requires access to sensitive customer data in the ordinary course of business. Examples of sensitive customer data are names, addresses, account information, historical electricity usage, expected patterns of use, payment history, credit bureau data, credit and debit card account numbers, drivers license numbers, social security numbers and bank account information. TXU Energy’s retail business may need to provide sensitive customer data to vendors and service providers who require access to this information in order to provide services, such as call center operations, to the retail business. If a significant breach occurred, the reputation of TXU Energy’s retail business may be adversely affected, customer confidence may be diminished, or TXU Energy’s retail business may be subject to legal claims, any of which may contribute to the loss of customers and have a negative impact on the business and/or results of operations.

TXU Energy relies on the infrastructure of local utilities or independent transmission system operators to provide electricity to, and to obtain information about, its customers. Any infrastructure failure could negatively impact customer satisfaction and could have a material negative impact on its business and results of operations.

TXU Energy depends on transmission and distribution facilities owned and operated by unaffiliated utilities, as well as Oncor’s facilities, to deliver the electricity it sells to its customers. If transmission capacity is inadequate, TXU Energy’s ability to sell and deliver electricity may be hindered, it may have to forgo sales or it may have to buy more expensive wholesale electricity than is available in the capacity-constrained area. For example, during some periods, transmission access is constrained in some areas of the Dallas-Fort Worth metroplex, where TXU Energy has a significant number of customers. The cost to provide service to these customers may exceed the cost to provide service to other customers, resulting in lower profits. In addition, any infrastructure failure that interrupts or impairs delivery of electricity to TXU Energy’s customers could negatively impact the satisfaction of its customers with its service.

TXU Energy offers bundled services to its retail customers, with some bundled services offered at fixed prices and for fixed terms. If TXU Energy’s costs for these bundled services exceed the prices paid by its customers, its results of operations could be materially adversely affected.

TXU Energy offers its customers a bundle of services that include, at a minimum, electricity plus transmission, distribution and related services. The prices TXU Energy charges for its bundle of services or for the various components of the bundle, any of which may be fixed by contract with the customer for a period of time, could fall below TXU Energy’s underlying cost to provide the components of such services.

TXU Energy’s retail electric provider certification is subject to PUCT review.

The PUCT may at any time initiate an investigation into whether TXU Energy is compliant with PUCT Substantive Rules and whether it has met all of the requirements for retail electric provider certification, including financial requirements. Any removal or revocation of a retail electric provider certification would mean that TXU Energy would no longer be allowed to provide electricity service to retail customers. Such decertification would have an adverse effect on TXU Energy and its financial prospects. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010—Regulations and Rates” included in Annex B to this Prospectus for a discussion of the new rules regarding retail electric provider certification.

Changes in technology or increased electricity conservation efforts may reduce the value of our generation plants and/or Oncor’s electricity delivery facilities and may significantly impact our businesses in other ways as well.

Research and development activities are ongoing to improve existing and alternative technologies to produce electricity, including gas turbines, fuel cells, microturbines, photovoltaic (solar) cells and concentrated solar thermal devices. It is possible that advances in these or other technologies will reduce the costs of electricity production from these technologies to a level that will enable these technologies to compete effectively with our traditional generation plants. While demand for electricity has been generally increasing throughout the U.S., the rate of construction and development of new, more efficient generation facilities may exceed increases in demand in some regional electric markets. Consequently, where we have facilities, the profitability and market value of our generation assets could be significantly reduced. Changes in technology could also alter the channels through which retail customers buy electricity. To the extent self-generation facilities become a more cost-effective option for certain customers, our revenues could be materially reduced.

Also, electricity demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of our generation assets and electricity delivery facilities. Certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce energy consumption by a fixed date. Effective energy conservation by our customers could result in reduced energy demand or significantly slow the growth in demand. Such reduction in demand could materially reduce our revenues. Furthermore, we may incur increased capital expenditures if we are required to invest in conservation measures.

Our revenues and results of operations may be adversely impacted by decreases in market prices of power due to the development of wind generation power sources.

A significant amount of investment in wind generation in the ERCOT market over the past few years has increased overall wind power generation capacity. Generally, the increased capacity has led to lower wholesale electricity prices (driven by lower market heat rates) in the zones at or near wind generation development, especially in, but not exclusive to, the ERCOT West zone where most of the new wind power generation is located. As a result, the profitability of our generation facilities and power purchase contracts, including certain wind generation power purchase contracts, has been impacted and could be further impacted by the effects of the wind power generation, and the value could significantly decrease if wind power generation has a material sustained effect on market heat rates.

Our revenues and results of operations may be adversely impacted as ERCOT transitions the current zonal market structure to a nodal wholesale market.

Substantially all of our competitive businesses are located in the ERCOT market, which is currently in the process of transitioning from a zonal market structure with four congestion management zones to a nodal market structure that will directly manage congestion on a localized basis. In a nodal market, the prices received and paid for power will be based on pricing determined at specific interconnection points on the transmission grid (i.e., Locational Marginal Pricing), which could result in lower revenues or higher costs for our competitive businesses. This market structure change could have a significant impact on the profitability and value of our competitive businesses depending on how the Locational Marginal Pricing develops. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010—Regulation and Rates—Wholesale Market Design—Nodal Market” included in Annex B to this Prospectus.

Our future results of operations may be negatively impacted by settlement adjustments determined by ERCOT related to prior periods.

ERCOT is the independent system operator that is responsible for maintaining reliable operation of the bulk electric power supply system in the ERCOT market. Its responsibilities include the clearing and settlement of electricity volumes and related ancillary services among the various participants in the deregulated Texas market. Settlement information is due from ERCOT within two months after the operating day, and true-up settlements are due from ERCOT within six months after the operating day. Likewise, ERCOT has the ability to resettle any operating day at any time after the six month settlement period, usually the result of a lingering dispute, an alternative dispute resolution process or litigated event. As a result, we are subject to settlement adjustments from ERCOT related to prior periods, which may result in charges or credits impacting our future reported results of operations.

Our results of operations and financial condition could be negatively impacted by any development or event beyond our control that causes economic weakness in the ERCOT market.

We derive substantially all of our revenues from operations in the ERCOT market, which covers approximately 75% of the geographical area in the State of Texas. As a result, regardless of the state of the economy in areas outside the ERCOT market, economic weakness in the ERCOT market could lead to reduced demand for electricity in the ERCOT market. Such a reduction could have a material negative impact on our results of operations and financial condition.

EFH Corp.’s (or any applicable subsidiary’s) credit ratings could negatively affect EFH Corp.’s (or the pertinent subsidiary’s) ability to access capital and could require EFH Corp. or its subsidiaries to post collateral or repay certain indebtedness.

Downgrades in EFH Corp.’s or any of its applicable subsidiaries’ long-term debt ratings generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease and could trigger liquidity demands pursuant to the terms of new commodity contracts, leases or other agreements. Future transactions by EFH Corp. or any of its subsidiaries, including the issuance of the New EFH Senior Secured Notes and other additional debt or the consummation of a transaction similar to the November 2009 debt exchanges, could result in temporary or permanent downgrades of EFH Corp.’s or its subsidiaries’ credit ratings.

Most of EFH Corp.’s large customers, suppliers and counterparties require an expected level of creditworthiness in order for them to enter into transactions. If EFH Corp.’s (or an applicable subsidiary’s) credit ratings decline, the costs to operate its businesses would likely increase because counterparties could require the posting of collateral in the form of cash-related instruments, or counterparties could decline to do business with EFH Corp. (or its applicable subsidiary).

Continued market volatility may have impacts on our business and financial condition that we currently cannot predict.

Because our operations are capital intensive, the Offeror expects to rely over the long-term upon access to financial markets (particularly the attainment of liquidity facilities) as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or our revolving credit facilities. Recently, the capital and credit markets have been experiencing extreme volatility and disruption. Our ability to access the capital or credit markets may be severely restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the cost of debt financing may be materially impacted by these market conditions. Accordingly, there can be no assurance that the capital and credit markets will continue to be a reliable or acceptable source of short-term or long-term financing for us. Additionally, disruptions in the capital and credit markets could have a broader impact on the economy in general in ways that could lead to reduced electricity usage, which could have a negative impact on our revenues, or have an impact on our customers, counterparties and/or lenders, causing them to fail to meet their obligations to us.

Our liquidity needs could be difficult to satisfy, particularly during times of uncertainty in the financial markets and/or during times when there are significant changes in commodity prices. The inability to access liquidity, particularly on favorable terms, could materially adversely affect results of operations and/or financial condition.

Our businesses are capital intensive. We rely on access to financial markets and liquidity facilities as a significant source of liquidity for capital requirements not satisfied by cash-on-hand or operating cash flows. The inability to raise capital on favorable terms or access liquidity facilities, particularly during times of uncertainty similar to that which has recently been experienced in the financial markets, could impact our ability to sustain and grow our businesses and would likely increase capital costs. Our access to the financial markets and liquidity facilities could be adversely impacted by various factors, such as:

•	changes in financial markets that reduce available credit or the ability to obtain or renew liquidity facilities on acceptable terms;

•	economic weakness in the ERCOT or general U.S. market;

•	changes in interest rates;

•	a deterioration of our credit or the credit of our subsidiaries or a reduction in our or our applicable subsidiaries’ credit ratings;

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a deterioration of the credit or bankruptcy of one or more lenders or counterparties under our or our applicable subsidiaries’ liquidity facilities that affects the ability of such lender(s) to make loans to us or our subsidiaries;

•	volatility in commodity prices that increases margin or credit requirements;

•	a material breakdown in our risk management procedures; and

•	the occurrence of changes in our businesses that restrict our ability to access liquidity facilities.

Although we expect to actively manage the liquidity exposure of existing and future hedging arrangements, given the size of the long-term hedging program, any significant increase in the price of natural gas could result in us being required to provide cash or letter of credit collateral in substantial amounts. While these potential posting obligations are primarily supported by the liquidity facilities, for certain transactions there is a potential for the timing of postings on the commodity contract obligations to vary from the timing of borrowings from the senior secured cash posting credit facility of TCEH. Any perceived reduction in our credit quality could result in clearing agents or other counterparties requesting additional collateral. We have credit concentration risk related to the limited number of lenders that provide liquidity to support our hedging program. A deterioration of the credit quality of such lenders could materially affect our ability to continue such program on acceptable terms. An event of default by one or more of our hedge counterparties could result in termination-related settlement payments that reduce available liquidity if we owe amounts related to commodity contracts or delays in receipts of expected settlements if the hedge counterparties owe amounts to us. These events could have a material negative impact on our financial condition and results of operations.

In the event that the governmental agencies that regulate the activities of our businesses determine that the creditworthiness of any such business is inadequate to support our activities, such agencies could require us to provide additional cash or letter of credit collateral in substantial amounts to qualify to do business.

In the event our liquidity facilities are being used largely to support the long-term hedging program as a result of a significant increase in the price of natural gas or significant reduction in credit quality, we may have to forego certain capital expenditures or other investments in our competitive businesses or other business opportunities.

Further, a lack of available liquidity could adversely impact the evaluation of our creditworthiness by counterparties and rating agencies. In particular, such concerns by existing and potential counterparties could significantly limit TCEH’s wholesale markets activities, including its long-term hedging program.

The costs of providing pension and OPEB and related funding requirements are subject to changes in pension fund values, changing demographics and fluctuating actuarial assumptions and may have a material adverse effect on our results of operations and financial condition.

We provide pension benefits based on either a traditional defined benefit formula or a cash balance formula and also provide certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from us. Our costs of providing such benefits and related funding requirements are dependent upon numerous factors, assumptions and estimates and are subject to changes in these factors, assumptions and estimates, including the market value of the assets funding our pension and OPEB plans. Fluctuations in financial market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

The substantial dislocation in the financial markets that began in 2008 caused the value of the investments that fund our pension and OPEB plans to significantly differ from, and may alter the values and actuarial assumptions we use to calculate, our projected future pension plan expense and OPEB costs. A continuation or further decline in the value of these investments could increase the expenses of the pension plan and the costs of the OPEB plans and related funding requirements in the future. Our costs of providing such benefits and related funding requirements are also subject to changing employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in financial market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

As was the case in the fourth quarter 2008 (as discussed in Notes 1 and 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 included elsewhere in this Prospectus), goodwill and/or other intangible assets not subject to amortization that we have recorded in connection with the Merger are subject to at least annual impairment evaluations, and as a result, we could be required to write off some or all of this goodwill and other intangible assets, which may cause adverse impacts on our financial condition and results of operations.

In accordance with accounting standards, goodwill and certain other indefinite-lived intangible assets that are not subject to amortization are reviewed annually or more frequently for impairment, if certain conditions exist, and may be impaired. Any reduction in or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could cause a material adverse impact on our reported results of operations and financial position.

The loss of the services of our key management and personnel could adversely affect our ability to operate our businesses.

Our future success will depend on our ability to continue to attract and retain highly qualified personnel. We compete for such personnel with many other companies, in and outside our industry, government entities and other organizations. We may not be successful in retaining current personnel or in hiring or retaining qualified personnel in the future. Our failure to attract new personnel or retain existing personnel could have a material adverse effect on our businesses.

The Sponsor Group controls and may have conflicts of interest with us in the future.

The Sponsor Group indirectly owns approximately 60% of EFH Corp.’s capital stock on a fully-diluted basis through its investment in Texas Holdings. As a result of this ownership and the Sponsor Group’s ownership in interests of the general partner of Texas Holdings, the Sponsor Group has control over decisions regarding our operations, plans, strategies, finances and structure, including whether to enter into any corporate transaction, and will have the ability to prevent any transaction that requires the approval of EFH Corp.’s shareholders.

Additionally, each member of the Sponsor Group is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Members of the Sponsor Group may also pursue acquisition opportunities that may be complementary to our businesses and, as a result, those acquisition opportunities may not be available to us. So long as the members of the Sponsor Group, or other funds controlled by or associated with the members of the Sponsor Group, continue to indirectly own a significant amount of the outstanding shares of EFH Corp.’s common stock, even if such amount is less than 50%, the Sponsor Group will continue to be able to strongly influence or effectively control our decisions.

Risks Related to the EFIH Businesses

EFIH is a holding company whose principal asset is an approximate 80% ownership interest in Oncor. As such, the risks described below relating to Oncor’s businesses will apply to EFIH. Due to the “ring-fencing” measures that have been implemented by EFH Corp. and Oncor described in “The Transactions—Ring-Fencing,” EFIH will have limited ability to mitigate any of the risks described below. There are additional risks relating to investing in the New EFIH Senior Secured Notes that you should consider before deciding to tender your Old Notes. Such additional risks are described elsewhere in this “Risk Factors” section under the headings “—Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes,” “—Risks Related to Our Substantial Indebtedness and Debt Agreements,” “—Risks Related to Structure” and “—Risks Related to Our Business.”

Oncor’s businesses are subject to ongoing complex governmental regulations and legislation that have impacted, and may in the future impact, its business and/or results of operations.

Oncor’s businesses operate in changing market environments influenced by various state and federal legislative and regulatory initiatives regarding the restructuring of the energy industry. Oncor will need to continually adapt to these changes.

Oncor’s businesses are subject to changes in state and federal laws (including PURA, the Federal Power Act, the Public Utility Regulatory Policies Act of 1978 and the Energy Policy Act of 2005), changing governmental policy and regulatory actions (including those of the PUCT, the Electric Reliability Organization, the Texas Regional Entity, the TCEQ, the FERC and the EPA) and the rules, guidelines and protocols of ERCOT with respect to matters including, but not limited to, market structure and design, construction and operation of transmission facilities, acquisition, disposal, depreciation and amortization of regulated assets and facilities, recovery of costs and investments, return on invested capital and environmental matters. Changes in, revisions to, or reinterpretations of existing laws and regulations may have an adverse effect on Oncor’s businesses.

The Texas Legislature meets every two years, and from time to time bills are introduced and considered that could materially affect Oncor’s business. There can be no assurance that future action of the Texas Legislature will not result in legislation that could have a material adverse effect on Oncor and its financial prospects.

PURA, the PUCT, ERCOT, the TCEQ and the Office of Public Utility Council (OPC) are subject to a “Sunset” review by the Texas Sunset Advisory Commission. PURA will expire, and the PUCT will be abolished, on September 1, 2011 unless extended by the Texas Legislature following such review. If any of PURA, the PUCT, ERCOT, the TCEQ or the OPC are not renewed by the Texas Legislature pursuant to Sunset review, it could have a material effect on Oncor’s business.

Sunset review is the regular assessment of the continuing need for a state agency to exist, and is grounded in the premise that an agency will be abolished unless legislation is passed to continue its functions. The Sunset Commission closely reviews each agency and recommends action on each agency to the Texas Legislature, which action may include modifying or even abolishing the agency. Of the agencies scheduled for Sunset review by the Sunset Commission in 2010 and 2011, the following hold primary interest for Oncor: the PUCT, the TCEQ, the OPC, and ERCOT, which are subject to a focused, limited scope, or special purpose review. These agencies, for the most part, govern and operate the electricity markets in Texas upon which Oncor’s business model is based. PURA, which expires September 1, 2011, is also subject to Sunset review. If the Texas Legislature fails to renew PURA or any of these agencies, it could result in a significant restructuring of the Texas electricity market or regulatory regime that could have a material impact on Oncor’s business. There can be no assurance that future action of the Sunset Commission will not result in legislation that could have a material adverse effect on Oncor and its financial prospects.

The rates of Oncor’s electricity delivery business are subject to regulatory review, and may be reduced below current levels, which could adversely impact Oncor’s financial condition and results of operations.

The rates charged by Oncor are regulated by the PUCT and certain cities and are subject to cost-of-service regulation and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Oncor’s rates are regulated based on an analysis of Oncor’s costs and capital structure, as reviewed and approved in a regulatory proceeding. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that the PUCT will judge all of Oncor’s costs to have been prudently incurred, that the PUCT will not reduce the amount of invested capital included in the capital structure that Oncor’s rates are based upon, or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of Oncor’s costs, including regulatory assets reported in Oncor’s balance sheet, and the return on invested capital allowed by the PUCT.

In addition, in connection with the Merger, Oncor has made several commitments to the PUCT regarding its rates. For example, Oncor committed that it will, in rate cases after its 2008 general rate case through proceedings initiated prior to December 31, 2012, support a cost of debt that will be no greater than the then-current cost of debt of electric utilities with credit ratings equal to Oncor’s ratings as of October 1, 2007. As a result, Oncor may not be able to recover all of its debt costs if they are above those levels.

Any adverse regulatory ruling, including reductions in rates, could have an adverse effect on Oncor’s business and results of operations.

The operation and maintenance of electricity delivery facilities involves significant risks that could adversely affect Oncor’s results of operations and financial condition.

The operation and maintenance of delivery facilities involves many risks, including breakdown or failure of facilities, lack of sufficient capital to maintain the facilities, impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of efficiency or reliability, the occurrence of any of which could result in lost revenues and/or increased expenses that may not be recoverable through rates. A significant number of Oncor’s facilities were constructed many years ago. In particular, older transmission and distribution equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency or reliability. The risk of increased maintenance and capital expenditures arises from damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, Oncor’s ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, Oncor could be subject to additional costs that may not be recoverable through rates and/or the write-off of its investment in the project or improvement.

Insurance, warranties or performance guarantees may not cover all or any of the lost revenues or increased expenses. Likewise, Oncor’s ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by events outside Oncor’s control.

Oncor’s capital deployment program may not be executed as planned, which could adversely impact Oncor’s financial condition and results of operations.

There can be no guarantee that the execution of Oncor’s capital deployment program for its electricity delivery facilities will be successful and there can be no assurance that the capital investments Oncor intends to make in connection with its electricity delivery business will produce the desired reductions in cost and improvements to service and reliability. Furthermore, there can be no guarantee that Oncor’s capital investments, including its approximate $1.3 billion investment (based on April 2008 ERCOT cost estimates for CREZ construction projects) associated with projects to construct CREZ-related transmission lines and facilities will ultimately be recoverable through rates or, if recovered, that they will be recovered on a timely basis. With the construction of these projects, it is likely Oncor will incur additional material amounts of debt. In addition, Oncor may incur additional material amounts of debt in connection with other investments in infrastructure or technology. For more information regarding the limitation on recovering the value of investments using rates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2009—Key Risks and Challenges” included in Annex C to this Prospectus and EFIH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2009 and the three and six months ended June 30, 2010 and related notes that are included elsewhere in this Prospectus. There can also be no assurance that the PUCT’s award of CREZ construction projects will not be delayed, modified or otherwise vacated through judicial or administrative actions. Three of the CREZ construction projects awarded to Oncor are located in CREZs that are currently subject to a PUCT proceeding that may, if the PUCT determines there is not sufficient financial commitment from the generators of renewable energy for the projects, result in the PUCT delaying the filing of CREZ Certificates of Convenience and Necessity applications. The estimated cost of these construction projects is $380 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010—Regulation and Rates” included in Annex C in this Prospectus for more information regarding this proceeding.

Market volatility may have impacts on Oncor’s business and financial condition that Oncor currently cannot predict.

Because its operations are capital intensive, Oncor expects to rely over the long term upon access to financial markets as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or its revolving credit facility. Recently, the capital and credit markets have experienced extreme volatility and disruption. Oncor’s ability to access the capital or credit markets may be severely restricted at a time when Oncor would like, or needs, to access those markets, which could have an impact on Oncor’s flexibility to react to changing economic and business conditions. In addition, the cost of debt financing may be materially and adversely impacted by these market conditions. Even if Oncor is able to obtain debt financing, it may be unable to recover in rates some or all of the costs of such debt financing as a result of its agreement with the PUCT that it will, in rate cases initiated prior to December 31, 2012, support a cost of debt that will be based on the then-current cost of debt of electric utilities with investment grade credit ratings equal to Oncor’s ratings as of October 1, 2007. Accordingly, there can be no assurance that the capital and credit markets will continue to be a reliable or acceptable source of short-term or long-term financing for Oncor. Additionally, disruptions in the capital and credit markets could have a broader impact on the economy in general in ways that could lead to reduced electricity usage, which could have a negative impact on Oncor’s revenues, or could have an impact on Oncor’s customers, causing them to fail to meet their obligations to Oncor.

Oncor’s revenues are concentrated in a small number of customers, and any delay or default in payment could adversely affect its cash flows, financial condition and results of operations.

Oncor’s revenues from the distribution of electricity are collected from 80 retail electric providers, including TXU Energy (a subsidiary of TCEH), that sell the electricity Oncor distributes to their customers. Distribution revenues from TCEH represented and 37% of Oncor’s total revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively. Adverse economic conditions, structural problems in the market served by ERCOT or financial difficulties of one or more retail electric providers could impair the ability of these retail providers to pay for Oncor’s services or could cause them to delay such payments. Oncor depends on these retail electric providers to timely remit these revenues to Oncor. Oncor could experience delays or defaults in payment from these retail electric providers, which could adversely affect Oncor’s cash flows, financial condition and results of operations. Due to the commitments made to the PUCT in connection with the

Merger, Oncor may not recover bad debt expense, or certain other costs and expenses, from rate payers in the event of a default or bankruptcy by an affiliate retail electric provider.

Oncor’s ring-fencing measures may not work as planned.

As discussed above, to enhance the separateness between Oncor Holdings and its direct and indirect subsidiaries (the “Oncor Ring-Fenced Entities”) and the Texas Holdings Group, various legal, financial and contractual provisions were implemented. These enhancements are intended to minimize the risk that a court would order any of the Oncor Ring-Fenced Entities’ assets and liabilities to be substantively consolidated with those of any member of the Texas Holdings Group (including the Offeror) in the event that a member of the Texas Holdings Group (including the Offeror) were to become a debtor in a bankruptcy case. Nevertheless, bankruptcy courts have broad equitable powers and, as a result, outcomes in bankruptcy proceedings are inherently difficult to predict. Accordingly, if any member of the Texas Holdings Group (including the Offeror) were to become a debtor in a bankruptcy case, there can be no assurance that a court would not order an Oncor Ring-Fenced Entity’s assets and liabilities to be substantively consolidated with those of such member of the Texas Holdings Group. See Note 1 to EFIH and its subsidiaries’ historical consolidated financial statements for the year ended December 31, 2009 included elsewhere in this Prospectus.

Oncor’s credit ratings could negatively affect Oncor’s ability to access capital.

Downgrades in Oncor’s credit ratings would generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease. In the event any downgrade occurs and causes Oncor’s borrowing costs to increase, Oncor may not be able to recover such increased costs if they exceed Oncor’s approved cost of debt determined in its 2008 general rate case or subsequent rate cases.

Most of Oncor’s large customers, suppliers and counterparties require an expected level of creditworthiness in order for them to enter into transactions with Oncor. If Oncor’s credit ratings decline, the costs to operate Oncor’s businesses would likely increase because counterparties could require the posting of collateral in the form of cash-related instruments, or counterparties could decline to do business with Oncor.

Oncor’s results of operations and financial condition could be negatively impacted by any development or event beyond Oncor’s control that causes economic weakness in the ERCOT market.

Oncor derives substantially all of its revenues from operations in the ERCOT market, which covers approximately 75% of the geographical area in the State of Texas. As a result, regardless of the state of the economy in areas outside the ERCOT market, economic weakness in the ERCOT market could lead to reduced demand for electricity in the ERCOT market. Such a reduction could have a material negative impact on Oncor’s results of operations and financial condition.

In the future, Oncor could have liquidity needs that could be difficult to satisfy under some circumstances, especially in uncertain financial market conditions.

Oncor’s operations are capital intensive. Oncor relies on access to financial markets and its credit facility as a significant source of liquidity for capital requirements not satisfied by cash-on-hand or operating cash flows. The inability to raise capital on favorable terms or access liquidity facilities, particularly during times of uncertainty similar to that which has recently been experienced in the financial markets, could adversely impact Oncor’s ability to sustain and grow its businesses and would likely increase capital costs that may not be recoverable through rates. Oncor’s access to the financial markets and its credit facility, and the pricing and terms Oncor receives in the financial markets, could be adversely impacted by various factors, such as:

•	changes in financial markets that reduce available credit or the ability to obtain or renew liquidity facilities on acceptable terms;

•	economic weakness in the ERCOT market;

•	changes in interest rates;

•	a deterioration of Oncor’s credit or a reduction in Oncor’s credit ratings;

•

a deterioration of the credit of EFH Corp., the Offeror or their other subsidiaries or a reduction in the credit ratings of EFH Corp., the Offeror or their other subsidiaries that is perceived to potentially have an adverse impact on Oncor despite the ring-fencing of the Oncor Ring-Fenced Entities from the Texas Holdings Group;

•	a material breakdown in Oncor’s risk management procedures; and

•	the occurrence of changes in Oncor’s businesses that restrict its ability to access its credit facility or the capital markets.

Oncor’s primary source of liquidity aside from operating cash flows is its ability to borrow under its revolving credit facility. The facility contains a debt-to-capital ratio covenant that effectively limits Oncor’s ability to incur indebtedness in the future. As of June 30, 2010, Oncor was in compliance with such covenant. The credit facility and the senior notes issued by Oncor are secured by a deed of trust, which permits Oncor to secure other indebtedness with the lien of the deed of trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the fair value of certain property additions that could be certified to the deed of trust collateral agent. As of June 30, 2010, the available bond credits were approximately $1.296 billion and the amount of additional potential indebtedness that could be secured by property additions, subject to appraisal and a certification process, was $1.042 billion. In connection with the Merger, Oncor also committed to the PUCT that it would maintain a regulatory capital structure at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. As of June 30, 2010, Oncor is in compliance with such commitment.

The litigation environment in which Oncor operates poses a significant risk to its businesses.

Oncor is involved in the ordinary course of business in a number of lawsuits involving employment, commercial, environmental and injuries and damages issues, among other matters. Judges and juries in the State of Texas have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage and business tort cases. Oncor uses appropriate means to contest litigation threatened or filed against it, but the litigation environment in the State of Texas poses a significant business risk.

The allocated costs of providing pension and OPEB and related funding requirements are subject to changes in pension fund values, changing demographics and fluctuating actuarial assumptions and may have a material adverse effect on Oncor’s results of operations and financial condition.

Oncor is a participating employer in the pension plan sponsored by EFH Corp. and offers pension benefits based on either a traditional defined benefit formula or a cash balance formula. Oncor also participates in health care and life insurance benefit plans offered by EFH Corp. to eligible employees and their eligible dependents upon retirement of such employees from Oncor. Oncor’s allocated costs of providing such benefits and related funding requirements are dependent upon numerous factors, assumptions and estimates and are subject to changes in these factors, assumptions and estimates, including the market value of the assets funding EFH Corp.’s pension and OPEB plans. Benefits costs and related funding requirements are also subject to changing employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

The substantial dislocation in the financial markets that began in 2008 caused the value of the investments that fund EFH Corp.’s pension and OPEB plans to significantly differ from, and may alter the values and actuarial assumptions EFH Corp. uses to calculate, projected future pension plan expense and OPEB costs allocated to Oncor. A continuation or further decline in the value of these investments could increase the expenses of EFH Corp.’s pension plan and the costs of its OPEB plan allocated to Oncor and related funding requirements in the future.

Disruptions at power generation facilities owned by third parties could interrupt Oncor’s sales of transmission and distribution services.

The electricity Oncor transmits and distributes to customers of retail electric providers is obtained by the retail electric providers from electricity generation facilities. Oncor does not own or operate any generation facilities. If generation is disrupted or if generation capacity is inadequate, Oncor’s sales of transmission and distribution services may be diminished or interrupted, and its results of operations, financial condition and cash flows may be adversely affected.

Changes in technology or increased conservation efforts may reduce the value of Oncor’s electricity delivery facilities and may significantly impact Oncor’s businesses in other ways as well.

Research and development activities are ongoing to improve existing and alternative technologies to produce electricity, including gas turbines, fuel cells, microturbines, photovoltaic (solar) cells and concentrated solar thermal devices. It is possible that advances in these or other technologies will reduce the costs of electricity production from these technologies to a level that will enable these technologies to compete effectively with traditional generation plants. Changes in technology could also alter the channels through which retail customers buy electricity. To the extent self-generation facilities become a more cost-effective option for certain customers, Oncor’s revenues could be materially reduced.

Also, electricity demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of Oncor’s electricity delivery facilities. Certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce energy consumption by a fixed date. Effective energy conservation by Oncor’s customers could result in reduced energy demand, or significantly slow the growth in demand. Such reduction in demand could materially reduce Oncor’s revenues. Furthermore, Oncor may incur increased capital expenditures if it is required to invest in conservation measures.

The loss of the services of Oncor’s key management and personnel could adversely affect Oncor’s ability to operate its businesses.

Oncor’s future success will depend on its ability to continue to attract and retain highly qualified personnel. Oncor competes for such personnel with many other companies, in and outside Oncor’s industry, government entities and other organizations. Oncor may not be successful in retaining its current personnel or in hiring or retaining qualified personnel in the future. Oncor’s failure to attract new personnel or retain its existing personnel could have a material adverse effect on Oncor’s businesses.

Oncor’s revenues and results of operations are seasonal.

A significant portion of Oncor’s revenues is derived from rates that Oncor collects from each retail electric provider based on the amount of electricity Oncor distributes on behalf of such retail electric provider. Sales of electricity to residential and commercial customers are influenced by temperature fluctuations. Thus, Oncor’s revenues and results of operations are subject to seasonality, weather conditions and other electricity usage drivers, with revenues being highest in the summer.

As was the case in the fourth quarter 2008 (as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2009—Significant Activities and Events” included in Annex C in this Prospectus), goodwill that Oncor has recorded in connection with the Merger is subject to at least annual impairment evaluations and as a result, Oncor could be required to write off some or all of this goodwill, which may cause adverse impacts on Oncor’s financial condition and results of operations.

In accordance with accounting standards, goodwill recorded in connection with the Merger is not amortized but is reviewed annually or more frequently for impairment, if certain conditions exist, and may be impaired. Any reduction in or impairment of the value of goodwill will result in a charge against Oncor’s earnings, which could cause a material adverse impact on Oncor’s reported results of operations and financial position.

USE OF PROCEEDS

Neither the Offeror nor EFH Corp. will receive any cash proceeds from the exchange offers or the consent solicitation. Any Old Notes accepted for exchange in the exchange offers may remain outstanding and held by EFIH or be retired and cancelled.

The Offeror intends to fund all cash payable to holders pursuant to the exchange offers with cash on hand and with contributions or loans from EFH Corp. EFH Corp. intends to fund all cash consent payments payable pursuant to the consent solicitation with cash on hand. Given the amount of Old Notes as to which Consents have been validly delivered (and not validly revoked), the aggregate amount of consent payments payable in relation to the consent solicitation is approximately $11,174,670. If all holders of Old Notes had validly delivered (and not validly revoked) Consents at or prior to the Consent Date, the aggregate maximum amount of consent payments payable would have been approximately $11,230,000.

Each member of the Sponsor Group has advised us that it, and the affiliates that it controls, in the aggregate, either do not own any Old Notes or own an insignificant amount of Old Notes, and, if it and/or the affiliates that it controls own Old Notes, it and/or such affiliates may participate in the exchange offers and consent solicitation. Such participation, if any, will be on the same terms and subject to the same conditions set forth in this Prospectus applicable to other holders of the respective Old Notes held by the Sponsor Group and such affiliates. Old Notes held by the Sponsor Group and such affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of the Old Notes delivered Consents necessary to adopt the Proposed Amendments.

An affiliate of Goldman Sachs, a member of the Sponsor Group, is acting as a Dealer Manager and will receive compensation for acting as such as described under “Exchange Agent; Information Agent; Dealer Managers and Solicitation Agents; Other Advisors—Dealer Managers and Solicitation Agents.”

CAPITALIZATION

EFH Corp.

The following table sets forth as of June 30, 2010, EFH Corp.’s cash and cash equivalents and capitalization of EFH Corp. and certain of its subsidiaries:

(1) on an actual basis;

(2) on an as adjusted basis to give effect to repurchases and exchanges of EFH Corp.’s and its subsidiaries’ notes since June 30, 2010 described in this Prospectus under “Summary—Recent Developments” and under “Debt Related Activity in 2010 – 2010 Debt Exchanges and Repurchases” in Note 6 to EFH Corp.’s unaudited historical interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2010 included elsewhere in this Prospectus; and

(3) on an adjusted basis to give effect to the completion of the exchange offers, assuming 99.51% participation in the exchange offers at or prior to the Early Tender Date, no subsequent withdrawals, no participation in the exchange offers after the Early Tender Date and the proration resulting therefrom.

	As of June 30, 2010
	Actual	As Adjusted	As Further Adjusted (a)
	(millions of dollars)
Cash and cash equivalents	$1,211	$1,204	$665

Debt:
EFH Corp.:
5.55% Series P Senior Notes due 2014	983	434	434
6.50% Series Q Senior Notes due 2024	740	740	740
6.55% Series R Senior Notes due 2034	744	744	744
10.875% Senior Notes due 2017	1,812	1,787	359
11.250%/12.000% Senior Toggle Notes due 2017	2,758	2,705	539
9.75% Senior Secured Notes due 2019	115	115	115
10.000% Senior Secured Notes due 2020	606	1,061	1,061
Capital lease obligations	7	7	7
Unamortized fair value discount	(569)	(493)	(493)

Total EFH Corp. debt	7,196	7,100	3,506
EFIH: (b)
9.75% Senior Secured Notes due 2019	141	141	141
10.000% Senior Secured Notes due 2020 offered hereby	—	—	2,180
Unamortized discount on New EFIH Senior Secured Notes	—	—	—

Total EFIH debt	141	141	2,321
EFCH: (c)
Secured debt	89	89	89
Unsecured debt	9	9	9

Total EFCH debt	98	98	98
TCEH:
TCEH Senior Secured Facilities	22,016	22,016	22,016
TCEH Notes	4,689	4,668	4,668
TCEH Toggle Notes	2,007	2,007	2,007
Other secured debt (d)	280	280	280
Other unsecured debt	1,400	1,400	1,400

Total TCEH debt	30,392	30,371	30,371
Debt of Other Subsidiaries:
Secured debt (e)	87	87	87

Total consolidated debt	37,914	37,797	36,383
EFH Corp. shareholders’ equity	(3,269)	(3,203)	(2,656)
Noncontrolling interest in subsidiaries	61	61	61

Total capitalization	$34,706	$34,655	$33,788

(a)	The adjustment to cash and cash equivalents reflects the Total Cash Consideration, consent fees and estimated issuance costs related to the transaction. EFH Corp. shareholders’ equity reflects an estimated $547 million after tax gain on the transaction. Amounts do not reflect accrued and unpaid interest on the Old Cash-Pay Notes, which is expected to total approximately $47 million.
(b)	Excludes the push down effects of EFIH’s guarantees of the Old Notes, the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes.
(c)	Excludes the push down effects of EFCH’s guarantees of the Old Notes, the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes.
(d)	Includes $158 million of funding under the accounts receivable securitization program.
(e)	Consists of a building finance lease.

EFIH

The following table sets forth as of June 30, 2010, EFIH’s cash and cash equivalents and capitalization of EFIH and certain of its subsidiaries:

(1) on an actual basis;

(2) on an as adjusted basis to give effect to repurchases and exchanges of EFH Corp.’s and its subsidiaries’ notes since June 30, 2010 described in this Prospectus under “Summary—Recent Developments” and under “Debt Related Activity in 2010 – 2010 Debt Exchanges and Repurchases” in Note 3 to EFIH’s unaudited historical interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2010 included elsewhere in this Prospectus; and

(3) on an adjusted basis to give effect to the completion of the exchange offers, assuming 99.51% participation in the exchange offers at or prior to the Early Tender Date, no subsequent withdrawals, no participation in the exchange offers after the Early Tender Date and the proration resulting therefrom.

	As of June 30, 2010
	Actual	As Adjusted	As Further Adjusted (a)
	(millions of dollars)
Cash and cash equivalents	$83	$83	$55

Debt:
EFIH:
10.875% EFH Corp. Senior Notes due 2017 (b)	906	894	180
11.250%/12.000% EFH Corp. Senior Toggle Notes due 2017 (b)	1,379	1,352	269
9.75% EFH Corp. Senior Secured Notes due 2019 (b)	57	57	57
10.000% EFH Corp. Senior Secured Notes due 2020 (b)	92	328	328
9.75% Senior Secured Notes due 2019	141	141	141
10.000% Senior Secured notes due 2020 offered hereby	—	—	2,180
Unamortized discount on 10.000% Senior Secured Notes due 2020 offered hereby	—	—	—

Total consolidated debt	2,575	2,772	3,155
Total membership interest (c)	3,087	2,890	5,217

Total capitalization	$5,662	$5,662	$8,372

(a)	The adjustment to cash and cash equivalents reflects the estimated issuance costs related to the transaction. The 10.875% EFH Corp. Senior Notes and 11.250%/12.000% EFH Corp. Senior Toggle Notes reflect the push down effects of the acquired debt (50% of book value), which is guaranteed by EFIH. Total membership interest reflects the push down effects of the acquired debt and a $500 million cash contribution from EFH Corp. to fund the Total Cash Consideration.
(b)	Represents 50% of the principal amount of EFH Corp. debt guaranteed by EFIH (pushed-down debt), as discussed in Note 3 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 included elsewhere in this Prospectus.
(c)	“As Adjusted” amount includes push down effects (arising from the EFIH guarantee) of the retirement of Old Notes and the issuance of EFH Corp. 10.000% Notes.

THE TRANSACTIONS

The Merger

On October 10, 2007, the Merger occurred. Upon the effectiveness of the Merger, each share of EFH Corp. common stock outstanding immediately prior to the Merger (other than shares held by EFH Corp. or any of its subsidiaries or Texas Holdings or any of its subsidiaries, including Merger Sub, in each case not held on behalf of third parties, or shares held by holders who properly exercised their rights of dissent and appraisal under Texas law) was cancelled and converted into the right to receive $69.25 in cash, without interest and less any applicable withholding taxes.

Equity Contributions

At the closing of the Merger, Texas Holdings received an aggregate equity investment of approximately $8.3 billion. Investment funds affiliated with the Sponsor Group, or their respective assignees, contributed approximately $5.1 billion to Texas Holdings. The Sponsor Group consists of investment funds associated with or designated by KKR, TPG and Goldman Sachs who, along with certain other co-investors, own EFH Corp. through Texas Holdings, with the Sponsor Group controlling Texas Holdings’ general partner, Texas Energy Future Capital Holdings LLC. In addition, Citigroup Global Markets Inc., a Dealer Manager with respect to the exchange offers and a solicitation agent with respect to the consent solicitation, and Morgan Stanley & Co. Incorporated, or their respective affiliates, each made equity investments of approximately $250 million in Texas Holdings. The Sponsor Group obtained approximately $2.3 billion in equity investments from other existing investors in KKR’s and TPG’s private equity funds and other third party investors. Following the closing of the Merger and as of the date of this Prospectus, the Sponsor Group owned approximately 62% of the limited partnership units issued by Texas Holdings in connection with the Merger.

The equity contributions by the Sponsor Group and the Investors are referred to in this Prospectus as the “Equity Contributions.”

Debt Financing

In connection with the Merger, in addition to the Equity Contributions described above, EFH Corp. and/or its subsidiaries entered into the following debt financing arrangements, in each case, arranged by a consortium of arrangers and bookrunners:

•	The TCEH Senior Secured Facilities, which are guaranteed by EFCH and subsidiaries of TCEH;

•	a $6.75 billion senior unsecured interim loan facility of TCEH (the “TCEH Senior Interim Facility”), which was used to fund the Merger and related transactions; and

•	a $4.5 billion senior unsecured interim loan facility of EFH Corp. (the “EFH Senior Interim Facility”), which was used to fund the Merger and related transactions.

In October and December 2007, TCEH and TCEH Finance, Inc. issued $6.75 billion aggregate principal amount of the TCEH Notes in two private offerings. The proceeds from the offerings of the TCEH Notes, along with cash on hand, were used by TCEH to repay in full the TCEH Senior Interim Facility.

In October 2007, EFH Corp. issued the Old Notes in a private offering. The proceeds from the offering of the Old Notes, along with cash on hand, were used by EFH Corp. to repay in full the EFH Senior Interim Facility.

We refer to the above, collectively, as the “Debt Financing.”

Concurrently with the transactions described above, Oncor entered into a $2.0 billion senior revolving credit facility (the “Oncor Revolving Credit Facility”), which may be increased by up to $500 million, subject to certain conditions, which is being used by Oncor for working capital and for other general corporate purposes. No portion of the Oncor Revolving Credit Facility was used to finance the Merger or the debt repayment that occurred in connection with the Merger.

We refer to the transactions listed above, including the Merger and the application of the proceeds of the Equity Contributions and the Debt Financing, as the “Transactions.”

Ring-Fencing

Upon the consummation of the Merger, EFH Corp. and Oncor implemented several measures that are referred to as “ring-fencing.” Such measures included, among others, the following:

•	the conversion of Oncor from a Texas corporation to a Delaware limited liability company;

•

the inclusion of covenants in Oncor Holdings’ and Oncor’s limited liability company agreements intended to enhance the separation of Oncor Holdings and its subsidiaries, including Oncor, from Texas Holdings and its other subsidiaries, including EFIH;

•

the establishment of boards of directors for Oncor Holdings and Oncor with a majority of members who meet the New York Stock Exchange requirements for independence in all material respects and whose unanimous consent is required to take certain material actions, including (i) to consolidate or merge (A) with EFH Corp. or any of EFH Corp.’s other subsidiaries or (B) with any other entity, if Oncor Holdings or Oncor, as applicable, would not be the surviving entity; (ii) to sell, transfer or dispose of all or substantially all of the assets of Oncor Holdings or Oncor, as applicable, without adequate provision for the payment of all of such entity’s creditors; (iii) to institute, or consent to the institution of, bankruptcy or similar proceedings in respect of Oncor Holdings or Oncor, as applicable; or (iv) to the fullest extent permitted by law, to dissolve or liquidate Oncor Holdings or Oncor, as applicable, without adequate provision for the payment of all of such entity’s creditors;

•

the specific delegation to each of the board of directors and the independent directors of Oncor, each acting by majority vote, of the right to prevent distributions, if it or they determine that it is in the best interests of Oncor to retain such amounts to meet expected future requirements;

•

after the appointment of the initial independent directors, the delegation of the ability to nominate, appoint and fill vacancies in respect of the independent directors of Oncor Holdings and Oncor to a standing nominating committee of Oncor Holdings’ board of directors, a majority of whose members are independent directors; and

•

the incurrence of new indebtedness, evidenced by the Oncor Revolving Credit Facility, the lenders of which will be specifically relying on the separateness of Oncor Holdings and Oncor, and their assets, from Texas Holdings and its other subsidiaries.

The ring-fencing measures were based on certain principles articulated by rating agencies and certain commitments made by Texas Holdings and Oncor to the PUCT and the FERC intended to further separate Oncor from Texas Holdings and its subsidiaries and to mitigate Oncor’s credit exposure to those entities and to reduce the risk that the assets and liabilities of Oncor Holdings or of any of its subsidiaries would be substantively consolidated with the assets and liabilities of Texas Holdings or of any of its other subsidiaries in the event of a bankruptcy of one or more of those entities. A number of ring-fencing measures put in place were incorporated into a PUCT order that is legally binding on Oncor.

None of the ring-fenced entities guarantees or otherwise holds out its credit as being available to support the obligations of EFH Corp., EFIH or any of their subsidiaries (other than the ring-fenced entities), including with respect to the New EFIH Senior Secured Notes offered hereby. In addition, lenders under the TCEH Senior Secured Facilities and the holders of the EFH Corp. 10.000% Notes, the EFH Corp. 9.75% Notes, the EFIH 9.75% Notes, the Old Notes and the TCEH senior notes have acknowledged, and the future holders of such notes will acknowledge, by acceptance of such notes, the legal separateness of Oncor and its subsidiaries from the borrowers and guarantors under such financing documents. Lenders under the TCEH Senior Secured Facilities and the holders of the EFH Corp. 10.000% Notes, the EFH Corp. 9.75% Notes, the EFIH 9.75% Notes, the Old Notes and the TCEH senior notes also agreed, and the future holders of such notes will agree, by acceptance of such notes, that they will not initiate any bankruptcy or similar proceeding against Oncor Holdings or its subsidiaries and that Oncor Holdings and its subsidiaries are entitled to enforce this non-petition covenant. In addition, holders of New EFIH Senior Secured Notes, by acceptance of such notes, will acknowledge the legal separateness of Oncor and its subsidiaries from the Offeror under such financing documents. Holders of New EFIH Senior Secured Notes, by acceptance of such notes, will also agree that they will not initiate any bankruptcy or similar proceeding against Oncor Holdings or its subsidiaries and that Oncor Holdings and its subsidiaries are entitled to enforce this non-petition covenant.

Sale of Noncontrolling Interests in Oncor

In November 2008, Oncor issued and sold additional equity interests to Texas Transmission for $1.254 billion in cash. At the closing of the sale, Oncor also offered and sold additional equity interests to Oncor Management Investment LLC, an entity owned by certain members of Oncor’s management, for the same price per unit of equity interest paid by Texas Transmission. Accordingly, the equity issuances resulted in EFH Corp. and EFIH indirectly owning 80.04% of Oncor, certain members of Oncor management indirectly owning 0.21% of Oncor and Texas Transmission owning 19.75% of Oncor.

The investor rights agreement dated as of November 5, 2008, by and among Oncor, Oncor Holdings, Texas Transmission, EFH Corp. and any other persons that subsequently become a party thereto (the “Investor Rights Agreement”) governs certain rights of certain members of Oncor and EFH Corp. arising out of their direct or indirect ownership of Oncor membership interests, including, without limitation, transfers of Oncor membership interests and restrictions thereon. Among other transfer restrictions, the Investor Rights Agreement provides that, prior to the earlier of the completion of a qualified initial public offering or seven years from the date of the Investor Rights Agreement, Texas Transmission may transfer its Oncor membership interests only to certain permitted transferees or with the prior approval of Oncor Holdings. Following such time period, Texas Transmission may transfer its Oncor membership interests under a registration statement or pursuant to applicable securities laws. The Investor Rights Agreement also grants Texas Transmission certain “tag-along” rights in relation to certain sales, transfers or pledges of Oncor membership interests by Oncor Holdings or indirectly by EFH Corp. or its subsidiaries. Subject to certain conditions, these “tag-along” rights allow Texas Transmission to transfer a pro-rata portion of its Oncor membership interests in the event of a transfer of Oncor membership interests by Oncor Holdings or indirectly by EFH Corp. or its subsidiaries on the same terms as Oncor Holdings, EFH Corp. or a subsidiary of EFH Corp. would receive for the Oncor membership interests. The agreement further provides that under certain offerings of equity securities occurring before an initial public offering of Oncor, Texas Transmission and Oncor Holdings will receive preemptive rights to purchase their pro-rata share of the equity securities to be sold pursuant to such offerings. The Investor Rights Agreement also provides EFH Corp. with a right of first refusal to purchase any Oncor membership interests to be sold in a permitted sale by Texas Transmission or its permitted transferees.

Additionally, Texas Holdings, EFH Corp., certain of EFH Corp.’s subsidiaries and Oncor Holdings have certain “drag-along” rights in relation to offers from third-parties to purchase their directly or indirectly owned membership interests in Oncor, where the resulting sale would constitute a change of control of Oncor. These “drag-along” rights compel Texas Transmission and all other members of Oncor to sell or otherwise transfer their membership interests in Oncor on substantially the same terms as Texas Holdings, EFH Corp., the EFH Corp. subsidiary or Oncor Holdings (as applicable). Pursuant to the Investor Rights Agreement, all members of Oncor that have entered into such agreement must cooperate with Oncor in connection with an initial public offering of Oncor.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR

EFH CORP. AND ITS SUBSIDIARIES

The following table sets forth our selected historical consolidated financial data as of and for the periods indicated. The selected historical financial data as of December 31, 2009 and 2008 (Successor) and for the years ended December 31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor) have been derived from our audited historical consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial data as of December 31, 2007 (Successor), 2006 (Predecessor) and 2005 (Predecessor) and for the years ended December 31, 2006 and 2005 (Predecessor) have been derived from our audited historical consolidated financial statements that are not included in this Prospectus. The “Predecessor” period reflects the period prior to the Merger, which occurred on October 10, 2007. The historical financial data as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 have been derived from our unaudited historical interim condensed consolidated financial statements and related notes included elsewhere in this Prospectus. In EFH Corp.’s opinion, such unaudited interim financial data reflects all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results for those periods. The results of operations for the interim periods, for seasonal and other factors, are not necessarily indicative of the results to be expected for the full year or any future period.

The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2009” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010,” each included in Annex B to this Prospectus, and our historical consolidated financial statements and related notes that are included elsewhere in this Prospectus.

	Successor			Predecessor
	Year Ended December 31,		Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
	2009	2008			2006	2005
	(millions of dollars, except ratios)
Operating Revenues	$9,546	$11,364	$1,994	$8,044	$10,703	$10,826
Income (loss) from continuing operations before extraordinary loss and cumulative effect of changes in accounting principles	408	(9,998)	(1,361)	699	2,465	1,775
Income from discontinued operations, net of tax effect	—	—	1	24	87	5
Extraordinary loss, net of tax effect	—	—	—	—	—	(50)
Cumulative effect of changes in accounting principles, net of tax effect	—	—	—	—	—	(8)
Preference stock dividends	—	—	—	—	—	10
Net income (loss)	408	(9,998)	(1,360)	723	2,552	1,712
Net income (loss) attributable to noncontrolling interests	(64)	160	—	—	—	—
Net income (loss) attributable to EFH Corp.	344	(9,838)	(1,360)	723	2,552	1,712

Ratio of earnings to fixed charges (a)	1.24	—	—	2.30	5.11	3.80
Ratio of earnings to combined fixed charges and preference dividends (a)	1.24	—	—	2.30	5.11	3.74

Embedded interest cost on long-term debt—end of period (b)	7.2%	9.2%	9.5%	6.5%	6.6%	6.3%

Capital expenditures, including nuclear fuel	$2,545	$3,015	$716	$2,542	$2,337	$1,148

	Successor			Predecessor
	December 31,			December 31,
	2009	2008	2007	2006	2005
	(millions of dollars, except ratios)
Total assets—end of year	$59,662	$59,263	$64,804	$27,216	$27,978
Property, plant & equipment—net—end of year	$30,018	$29,522	$28,650	$18,569	$17,006
Goodwill and intangible assets—end of year	$17,192	$17,379	$27,319	$729	$728

Capitalization—end of year
Equity-linked debt securities	$—	$—	$—	$—	$179
All other long-term debt, less amounts due currently	41,440	40,838	38,603	10,631	11,153
Preferred stock of subsidiaries (not subject to mandatory redemption) (c)	—	—	—	—	—
EFH Corp. common stock equity	(3,247)	(3,673)	6,685	2,140	475
Noncontrolling interests in subsidiaries	1,411	1,355	—	—	—

Total	$39,604	$38,520	$45,288	$12,771	$11,807

Capitalization ratios—end of year
Equity-linked debt securities	—%	—%	—%	—%	1.5%
All other long-term debt, less amounts due currently	104.6	106.0	85.2	83.2	94.5
Preferred stock of subsidiaries (c)	—	—	—	—	—
EFH Corp. common stock equity	(8.2)	(9.5)	14.8	16.8	4.0
Noncontrolling interests in subsidiaries	3.6	3.5	—	—	—

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Short-term borrowings—end of year	$1,569	$1,237	$1,718	$1,491	$798
Long-term debt due currently—end of year	$417	$385	$513	$485	$1,250

(a)	Fixed charges exceeded “earnings” (net loss) by $10.469 billion and $2.034 billion for the year ended December 31, 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.
(b)	Represents the annual interest using year-end rates for variable rate debt and reflecting the effects of interest rate swaps (excluding unrealized mark-to-market gains or losses) and amortization of any discounts, premiums, issuance costs and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs and gains/losses on reacquisitions at the end of the year.
(c)	Preferred stock outstanding at the end of 2008, 2007, 2006 and 2005 has a stated amount of $51 thousand. There was no outstanding preferred stock at the end of 2009.

Note: Although EFH Corp. continued as the same legal entity after the Merger, its “Selected Historical Consolidated Financial Data” for periods preceding the Merger and for periods succeeding the Merger are presented as the consolidated financial statements of the “Predecessor” and the “Successor,” respectively. See “Basis of Presentation in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009. The consolidated financial statements of the Successor reflect the application of “purchase accounting.” Results for 2008 were significantly impacted by impairment charges related to goodwill, trade name and emission allowances intangible assets and natural gas-fueled generation facilities. Results for 2010 reflect the prospective adoption of amended guidance regarding consolidation accounting standards related to variable interest entities that resulted in the deconsolidation of Oncor Holdings as discussed in Note 3 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 included elsewhere in this Prospectus and amended guidance regarding transfers of financial assets that resulted in the accounts receivable securitization program no longer being accounted for as a sale of accounts receivable and the funding under the program now reported as short-term borrowings as discussed in Note 5 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 included elsewhere in this Prospectus.

	Successor
	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
	(millions of dollars, except ratios)
Operating revenues	$3,992	$4,481

Net income (loss)	$(71)	$315
Net income attributable to noncontrolling interests	$—	$(28)
Net income (loss) attributable to EFH Corp.	$(71)	$287

Ratio of earnings to fixed charges (a)	—	1.47
Ratio of earnings to combined fixed charges and preference dividends (a)	—	1.47

Capital expenditures, including nuclear fuel	$637	$1,364

Successor
June 30, 2010
(millions of dollars, except ratios)
Total assets	$51,042
Property, plant & equipment—net	$20,770
Goodwill and intangible assets	$12,765

Capitalization
Long-term debt, less amounts due currently	$36,768
EFH Corp. shareholders’ equity	(3,269)
Noncontrolling interests in subsidiaries	61

Total	$33,560

Capitalization ratios
Long-term debt, less amounts due currently	109.5%
EFH Corp. shareholders’ equity	(9.7)
Noncontrolling interests in subsidiaries	0.2

Total	100.0%

Short-term borrowings	$893
Long-term debt due currently	$253
Embedded interest cost on long-term debt—end of period (b)	5.2%

(a)	Fixed charges exceeded earnings by $141 million for the six months ended June 30, 2010.
(b)	Represents the annual interest using end of period rates for variable rate debt and reflecting the effects of interest rate swaps (excluding unrealized mark-to-market gains or losses) and amortization of any discounts, premiums, issuance costs and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs and gains/losses on reacquisitions at the end of the period.

Quarterly Information (unaudited)

Results of operations by quarter are summarized below. In the opinion of EFH Corp., all adjustments (consisting of normal recurring accruals) necessary for a fair statement of such amounts have been made. Quarterly results are not necessarily indicative of a full year’s operations because of seasonal and other factors. All amounts are in millions of dollars.

	Successor
	First Quarter	Second Quarter
2010:
Operating revenues	$1,999	$1,993

Net income (loss)	355	(426)

Net income (loss) attributable to EFH Corp.	$355	$(426)

	Successor
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009:
Operating revenues	$2,139	$2,342	$2,885	$2,180

Net income (loss)	454	(139)	(54)	147
Net loss attributable to noncontrolling interests	(12)	(16)	(26)	(10)

Net income (loss) attributable to EFH Corp.	$442	$(155)	$(80)	$137

	Successor
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008:
Operating revenues	$2,354	$2,951	$3,695	$2,364

Net income (loss)	(1,269)	(3,331)	3,617	(9,015)
Net loss attributable to noncontrolling interests	—	—	—	160

Net income (loss) attributable to EFH Corp.	$(1,269)	$(3,331)	$3,617	$(8,855)

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA FOR

EFIH AND ITS SUBSIDIARIES

The following table sets forth EFIH and its subsidiaries’ selected historical consolidated financial data as of and for the periods indicated. The selected historical financial data as of December 31, 2009 and 2008 (Successor) and for the years and ended December 31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor) and the period from January 1, 2007 through October 10, 2007 (Predecessor) have been derived from EFIH and its subsidiaries’ audited historical consolidated financial statements and related notes included elsewhere in this Prospectus. The historical financial data as of December 31, 2009 (Successor) reflects Oncor accounted for under the equity method. The historical financial data as of December 31, 2006 (Predecessor) and 2005 (Predecessor) and for the years ended December 31, 2006 and 2005 (Predecessor) reflect Oncor accounted for under the equity method; EFIH was formed at the time of the Merger, and its predecessor is Oncor. The historical financial data as of June 30, 2010 and for the six months ended June 30, 2010 and 2009 have been derived from EFIH and its subsidiaries’ unaudited historical interim condensed consolidated financial statements and related notes included elsewhere in this Prospectus. In EFIH’s opinion, such unaudited interim financial data reflects all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results for those periods. The results of operations for the interim periods, for seasonal and other factors, are not necessarily indicative of the results to be expected for the full year or any future period.

The selected historical consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2009” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010,” each included in Annex C to this Prospectus, and our historical consolidated financial statements and related notes that are included elsewhere in this Prospectus.

	Successor (a)			Predecessor (a)
	Year Ended December 31,		Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31,
	2009	2008			2006	2005
	(millions of dollars, except ratios)
Income (loss) before income taxes and equity in earnings of unconsolidated subsidiary	$(275)	$(260)	$(68)	$—	$—	$—
Equity in earnings (losses) of unconsolidated subsidiary (net of tax) (b)	256	(323)	64	263	344	351
Net income (loss)	74	(495)	19	263	344	351

Ratio of earnings to fixed charges (c)	—	1.27	—	—	—	—

Embedded interest cost on long-term debt—end of period (d)	11.4%	11.6%	11.6%	—	—	—

(a)	EFIH and Oncor Holdings were formed at the time of the Merger; consequently, Predecessor data represents Oncor presented under the equity method of accounting. The consolidated financial statements of the Successor reflect the application of purchase accounting.
(b)	Amount in 2008 includes the effect of Oncor’s $860 million goodwill impairment charge.
(c)	Fixed charges exceeded earnings (net loss) by $59 million and $68 million for the year ended December 31, 2009 and for the period from October 11, 2007 through December 31, 2007, respectively. There were no fixed charges for the predecessor periods. For the year ended December 31, 2009 on a pro forma basis for the effects of the Exchange Offers, fixed charges would have exceeded earnings by $118 million.
(d)	Represents the annual interest and amortization of any discounts, premiums, issuance costs and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs and gains/losses on reacquisitions at the end of the year and excludes advances from affiliates.

	Successor (a)			Predecessor (a)
	December 31,			December 31,
	2009	2008	2007	2006	2005
	(millions of dollars, except ratios)
Total assets—end of year	$5,577	$5,363	$7,732	$2,975	$2,935

Capitalization—end of year
Long-term debt (b)	$2,513	$2,250	$2,250	$—	$—
Membership interest	3,010	3,069	5,439	2,975	2,935

Total	$5,523	$5,319	$7,689	$2,975	$2,935

Capitalization ratios—end of year
Long-term debt (b)	45.5%	42.3%	29.3%	—	—
Membership interest	54.5	57.7	70.7	100.0	100.0

Total	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	EFIH and Oncor Holdings were formed at the time of the Merger; consequently, Predecessor data represents Oncor presented under the equity method of accounting. The consolidated financial statements of the Successor reflect the application of purchase accounting.
(b)	Reflects push down of certain EFH Corp. (parent) debt due to EFIH’s guarantee of the debt.

	Successor
	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Loss before income taxes and equity earnings of unconsolidated subsidiary	$(146)	$(137)
Equity in earnings of unconsolidated subsidiary (net of tax)	122	112
Net income	25	21

Ratio of earnings to fixed charges (a)	—	—

Successor
June 30, 2010
(millions of dollars, except ratios)
Total assets	$5,717

Capitalization
Long-term debt (b)	$2,575
Membership interest	3,087

Total	$5,662

Capitalization ratios
Long-term debt (b)	45.5%
Membership interest	54.5

Total	100.0%

Embedded interest cost on long-term debt—end of period	10.8%

(a)	Fixed charges exceeded earnings by $59 million and $79 million for the six months ended June 30, 2010 and 2009, respectively. For the six months ended June 30, 2010 on a pro forma basis for the effects of the Exchange Offers, fixed charges would have exceeded earnings by $79 million.
(b)	Reflects push down of certain EFH Corp. (parent) debt due to EFIH’s guarantee of the debt.

Quarterly Information (unaudited)

Results of operations by quarter are summarized below. In the opinion of EFIH, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of such amounts have been made. Quarterly results are not necessarily indicative of a full year’s operations because of seasonal and other factors. All amounts are in millions of dollars.

	Successor
	First Quarter	Second Quarter
2010:
Loss before income taxes and equity in earnings of unconsolidated subsidiary	$(72)	$(73)
Equity in earnings of unconsolidated subsidiary (net of tax)	63	59
Net income	15	11

	Successor
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009:
Loss before income taxes and equity earnings of unconsolidated subsidiary	$(69)	$(69)	$(69)	$(68)
Equity in earnings of unconsolidated subsidiary (net of tax)	47	66	105	38
Net income (loss)	1	20	59	(6)

	Successor
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter (a)
2008:
Loss before income taxes and equity earnings of unconsolidated subsidiary	$(66)	$(66)	$(63)	$(65)
Equity in earnings of (losses) of unconsolidated subsidiary (net of tax)	85	85	139	(632)
Net income (loss)	41	41	96	(673)

(a)	Equity in earnings (losses) of unconsolidated subsidiary (net of tax) includes the effects of Oncor’s $860 million goodwill impairment charge.

GENERAL TERMS OF THE EXCHANGE OFFERS AND CONSENT SOLICITATION

Purpose of the Exchange Offers and Consent Solicitation

The purpose of the exchange offers is to reduce the outstanding principal amount, and extend the weighted average maturity of, the long-term debt of EFH Corp. and its subsidiaries. The purpose of the consent solicitation was to adopt the Proposed Amendments which will provide EFH Corp. and its subsidiaries additional financial and operational flexibility.

General

Upon the terms and subject to the conditions set forth in this Prospectus and the Consent and Letter of Transmittal, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, the Offeror is offering to exchange outstanding Old Notes validly tendered and not validly withdrawn for New EFIH Senior Secured Notes and, for Old Notes validly tendered at or prior to the Early Tender Date, cash as described below. The exchange offers constitute a single offer for both the Old Cash-Pay Notes and the Old Toggle Notes.

All holders whose Old Cash-Pay Notes are accepted for exchange will receive an amount equal to accrued and unpaid interest on such Old Cash-Pay Notes, if any, in cash, from the last applicable interest payment date to, but not including, the Settlement Date. Holders whose Old Toggle Notes are accepted for exchange will not separately receive any accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes because the amount of such accrued interest through the Settlement Date has been included in determining the consideration being offered in the exchange offers for the Old Toggle Notes. If the Settlement Date occurs later than August 17, 2010, then the consideration being offered in the exchange offers for the Old Toggle Notes will be adjusted to account for the additional interest accrued after such date to, but not including, the Settlement Date.

In addition, EFH Corp. solicited Consents in the consent solicitation to amend the Old Notes Indenture. The purpose of the consent solicitation was to obtain the Consents required to adopt the Proposed Amendments, which would, among other things, eliminate substantially all of the restrictive covenants contained in the Old Notes Indenture and the Old Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions, including certain provisions relating to defeasance contained in the Old Notes Indenture and Old Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event.

EFH Corp. has received Consents from holders of a majority of the outstanding aggregate principal amount of the Old Notes, voting together as a single class, which constitutes the requisite Consents to adopt the Proposed Amendments. Old Notes held by members of the Sponsor Group and EFH Corp. and their respective affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of the Old Notes delivered Consents necessary to adopt the Proposed Amendments. The requisite Consents having been received, EFH Corp., the guarantors of the Old Notes and The Bank of New York Mellon Trust Company, N.A., as trustee under the Old Notes Indenture, have executed and delivered the Supplemental Indenture to effectuate the Proposed Amendments. The Supplemental Indenture will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth in this Prospectus.

Execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver by a consenting holder of the Old Notes with respect to all claims against EFH Corp., the guarantors of the Old Notes and the Sponsor Group of any breach, default or event of default that may have arisen under the Old Notes Indenture. As of the date of this Prospectus, EFH Corp. is not aware of any such breaches, defaults or events of default.

Old Notes validly tendered pursuant to the exchange offers (and not validly withdrawn) at or prior to the Consent Date were deemed to include Consents to the Proposed Amendments. The completion, execution and delivery of a Consent and Letter of Transmittal, or transmission of an Agent’s Message, in connection with a valid tender of Old Notes pursuant to the exchange offers at or prior to the Consent Date constituted the delivery of Consents with respect to such Old Notes. Holders could not validly tender Old Notes in the exchange offers at or prior to the Consent Date without delivering the related Consents, but holders may tender Old Notes after the Consent Date and at or prior to the Expiration Date without delivering Consents with respect to such Old Notes. However, holders tendering Old Notes after the Early Tender Date will not be eligible to receive the applicable Total Consideration Amount for such Old Notes, including the Total Cash Consideration, or the cash consent payment. Holders could not deliver Consents in the consent solicitation without validly tendering their Old Notes in the exchange offers at or prior to the Consent Date and could only validly revoke Consents by validly withdrawing the previously tendered related Old Notes at or prior to the Consent Date or by revoking Consents after the Consent Date and prior to the execution and delivery of the Supplemental Indenture by the parties thereto. Because it was expected that the Supplemental Indenture would be executed and delivered promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments, holders were advised that they should not expect to be able to revoke their Consents after the Consent Date. Consents may no longer be revoked because the Consent Date has passed and the Supplemental Indenture has been executed and delivered by the parties thereto. A withdrawal of Old Notes will no longer revoke any related Consents, and withdrawing holders will be subject to the Proposed Amendments if they became operative.

Because the requisite Consents have been received and the Supplemental Indenture has been executed and delivered by the parties thereto, EFH Corp. will pay to each holder, in respect of such holder’s Old Notes as to which Consents were validly delivered and not validly revoked at or prior to the Consent Date, a cash consent payment of $2.50 per $1,000 principal amount of such Old Notes. Such consent payment is in addition to any Total Consideration Amount or Exchange Consideration that may be payable to a holder in respect of its Old Notes accepted for exchange. Given the amount of Old Notes as to which Consents have been validly delivered (and not validly revoked), the aggregate amount of consent payments payable in relation to the consent solicitation is approximately $11,174,670. If all holders of Old Notes had validly delivered (and not validly revoked) Consents at or prior to the Consent Date, the aggregate maximum amount of consent payments payable would have been approximately $11,230,000. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers. If the exchange offers are terminated, the Proposed Amendments in the executed Supplemental Indenture will not become operative.

All Old Notes validly tendered in accordance with the procedures set forth under “Procedures for Tendering Old Notes and Delivering Consents” and not validly withdrawn in accordance with the procedures set forth under “Withdrawal of Tenders and Revocation of Consents” at or prior to the Expiration Date, will, upon the terms and subject to the conditions hereof, including those relating to our right to reject tendered Old Notes, be accepted by the Offeror.

The requisite Consents have been received and the Supplemental Indenture has been executed. If the Proposed Amendments become operative, the Proposed Amendments will be binding on all holders of the Old Notes. Completion of the exchange offers and the adoption of the Proposed Amendments may have adverse consequences with respect to Old Notes that remain outstanding following the completion of the exchange offers. See “Risk Factors” and “Proposed Amendments.”

The Offeror’s obligation to accept Old Notes that are validly tendered is subject to, among other things, the satisfaction or waiver of the conditions described under “Conditions of the Exchange Offers and the Consent Solicitation,” including the condition that the registration statement relating to the exchange offers, of which this Prospectus forms a part, has been declared effective by the SEC (which condition cannot be waived).

Following the completion, termination or withdrawal of the exchange offers, and subject to applicable law, the Offeror or its affiliates may acquire any Old Notes that are not validly tendered or accepted in the exchange offers or any New EFIH Senior Secured Notes issued in the exchange offers through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemption or otherwise, upon such terms and at such prices as the Offeror may determine (or as may be provided for in the indentures governing the Old Notes or the New EFIH Senior Secured Notes), which with respect to the Old Notes may be more or less than the consideration to be received by participating holders in the exchange offers and, in either case, could be for cash or other consideration, including the Total Cash Consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof the Offeror or its affiliates may choose to pursue.

The exchange offers will expire at midnight, New York City time, on August 12, 2010, unless extended by the Offeror. Holders must have validly tendered and not validly withdrawn their Old Notes at or prior to 5:00 p.m., New York City time, on July 29, 2010, to be eligible to receive the Total Consideration Amount. Consents must have been validly delivered and not validly revoked at or prior to 5:00 p.m., New York City time, on July 29, 2010.

Consideration

Upon the terms and subject to the conditions of the exchange offers, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, participating holders of Old Notes will be eligible to receive, in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn), the following:

(i) for Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for exchange, a principal amount of New EFIH Senior Secured Notes and cash equal, in the aggregate, to the “Total Consideration Amount” as listed in the table on page ii of this Prospectus under “Total Consideration Amount if Tendered At or Prior to the Early Tender Date,” with the amount of New EFIH Senior Secured Notes (the “Total Notes Consideration”) and the amount of cash (the “Total Cash Consideration”) comprising the Total Consideration Amount depending on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date, as described below, and

(ii) for Old Notes validly tendered (and not validly withdrawn) after the Early Tender Date and at or prior to the Expiration Date and accepted for exchange, New EFIH Senior Secured Notes, referred to as the “Exchange Consideration” as listed in the table on page ii of this Prospectus under “Exchange Consideration if Tendered After the Early Tender Date and At or Prior to the Expiration Date.” No cash consideration will be payable with respect to Old Notes that are validly tendered after the Early Tender Date.

The Offeror was advised by the Exchange Agent that, as of the Early Tender Date, a total of $4,469,868,133 aggregate principal amount of outstanding Old Notes, representing approximately 99.51% of the outstanding Old Notes, were validly tendered (and not validly withdrawn) in the exchange offers. Of the tendered Old Notes, as of the Early Tender Date, $1,776,033,000 aggregate principal amount of the outstanding Old Cash-Pay Notes had been validly tendered and not validly withdrawn and $2,693,835,133 aggregate principal amount of the outstanding Old Toggle Notes had been validly tendered and not validly withdrawn.

Therefore, upon the terms and subject to the conditions of the exchange offers, the Total Consideration Amount payable for each $1,000 principal amount of each issue of Old Notes validly tendered at or prior to the Early Tender Date (and not validly withdrawn prior to the Expiration Date) and accepted for exchange, will consist of:

•	in the case of Old Cash-Pay Notes, Total Cash Consideration of $146.46 and Total Notes Consideration of $638.54 principal amount of New EFIH Senior Secured Notes, and

•	in the case of Old Toggle Notes, Total Cash Consideration of $134.33 and Total Notes Consideration of $585.67 principal amount of New EFIH Senior Secured Notes.

The Total Cash Consideration and the Total Notes Consideration payable per $1,000 principal amount of Old Notes as set forth above will not be affected by proration. The amount of Total Cash Consideration set forth above does not include the cash consent payment separately payable with respect to Consents validly delivered (and not validly revoked) at or prior to the Consent Date or accrued and unpaid interest, if any, payable with respect to the Old Cash-Pay Notes.

The Offeror will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFIH Senior Secured Notes to a participating holder. The aggregate principal amount of New EFIH Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New EFIH Senior Secured Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New EFIH Senior Secured Notes not received as a result of such rounding down.

Acceptance; Proration

Subject to the terms and conditions of the exchange offers, including the Maximum Exchange Amount and the prorations, if necessary, resulting therefrom, if necessary, all Old Notes validly tendered (and not validly withdrawn) in the exchange offers will be accepted in the exchange offers. The maximum principal amount of each issue of Old Notes that will be accepted for exchange is the outstanding principal amount of such issue validly tendered (and not validly withdrawn) as limited by the Maximum Exchange Amount and the resulting prorations, if necessary. The Offeror reserves the right to accept in the exchange offers an additional amount of Old Notes not to exceed two percent of the outstanding Old Notes without extending the Expiration Date, as permitted by Rule 14e-1 under the Exchange Act. In the event that proration of validly tendered (and not validly withdrawn) Old Notes is required, each issue of Old Notes will be treated equally in calculating the proration.

If proration of validly tendered (and not validly withdrawn) Old Notes is required, the Offeror will determine the final proration promptly after the Expiration Date and will announce the results of the final proration by press release. To determine the principal amount accepted of each tender subject to proration, the principal amount of such tender will be multiplied by the proration rate, which will be the same for both issues of Old Notes, and the resultant amount rounded down to the nearest permitted denomination of the Old Notes. The Offeror will not be able to determine the final proration prior to the Expiration Date.

Based on the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) as of the Early Tender Date, and assuming no tendered Old Notes are validly withdrawn, the amount of Old Notes accepted for exchange will be prorated. Assuming that no additional Old Notes are validly tendered after the Early Tender Date, no Old Notes that were validly tendered at or prior to the Early Tender Date are validly withdrawn prior to the Expiration Date, and the Offeror accepts for exchange the maximum principal amount of Old Notes allowable under the terms and conditions of the exchange Offers, the Offeror would accept for exchange in the exchange offers approximately 80.4% of the aggregate principal amount of the Old Cash-Pay Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and approximately 80.4% of the aggregate principal amount of the Old Toggle Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date.

Extension, Termination or Amendment

Subject to the applicable regulations of the SEC, each of the Offeror and EFH Corp. expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether any events preventing satisfaction of the conditions to the exchange offers shall have occurred or shall have been determined by the Offeror to have occurred, to extend the period during which the exchange offers are open by giving oral (to be confirmed in writing) or written notice of such extension to the Exchange Agent and by making public disclosure by press release or other appropriate means of such extension to the extent required by law. During any extension of the exchange offers, all Old Notes previously validly tendered and not validly withdrawn will remain subject to the exchange offers, and may, subject to the terms and conditions of the exchange offers, be accepted by the Offeror. See also “—Announcements.”

Subject to applicable law, the exchange offers, on one hand, and the consent solicitation, on the other hand, are being made independently of each other, and the Offeror reserves the right to terminate, withdraw or amend the exchange offers independently of the consent solicitation at any time and from time to time, as described in this Prospectus.

Any waiver, amendment or modification of the exchange offers will apply to all Old Notes validly tendered pursuant to the exchange offers. If the Offeror makes a change that it determines to be material to any of the terms of the exchange offers, or waives any condition of the exchange offers that it determines to be material, the Offeror will give oral (to be confirmed in writing) or written notice of such amendment or such waiver to the Exchange Agent and will disseminate additional exchange offer documents and extend the exchange offers and withdrawal rights as it determines necessary and to the extent required by law. Any such extension, amendment, waiver, decrease or change will not result in the reinstatement of any withdrawal rights if those rights had previously expired, except to the extent required by applicable law.

There can be no assurance that the Offeror will exercise its right to extend, terminate or amend the exchange offers. During any extension and irrespective of any amendment to the exchange offers, all Old Notes previously validly tendered and not validly withdrawn will remain subject to the exchange offers, and may be accepted thereafter by the Offeror, subject to compliance with the terms of the exchange offers and applicable law. In addition, the Offeror may waive conditions (other than the condition that the registration statement, of which this Prospectus forms a part, has been declared effective by the SEC (which condition cannot be waived)) without extending the exchange offers in accordance with applicable law. The exchange offers constitute a single offer for both the Old Cash-Pay Notes and the Old Toggle Notes for purposes of Regulation 14E under the Exchange Act. The conditions to the exchange offers will be satisfied or waived with respect to the single offer being made for both issues of Old Notes. Old Notes of both issues will be exchanged in the exchange offers if Old Notes of either issue are exchanged in the exchange offers.

Announcements

Any extension, termination or amendment of the exchange offers will be followed as promptly as practicable by announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date. Without limiting the manner in which the Offeror may choose to make such announcement, the Offeror will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to a U.S. news agency or another means of announcement that the Offeror deems appropriate. See also “—Extension, Termination or Amendment.”

Accounting Treatment

On a consolidated EFH Corp. basis, we will record the difference between the fair values of the New EFIH Senior Secured Notes plus cash paid and the carrying values related to the Old Notes received in exchange, including the principal amounts and unamortized debt discounts/premiums and deferred issuance costs, as a gain on early extinguishment of debt. The gain will be reported in the consolidated statement of income as other income. Applicable deferred and current income taxes will also be recorded. See “Material U.S. Federal Income Tax Considerations” for further discussion of the effects of income taxes. Deferrable issuance costs related to the New EFIH Senior Secured Notes, as well as any related debt discount/premium, will be amortized to interest expense over the term of the debt.

On an EFIH basis, there will be no gain on the exchange of debt. EFIH will report the principal amount of the New EFIH Senior Secured Notes as long-term debt. Deferrable issuance costs related to the New EFIH

Senior Secured Notes, as well as any related debt discount/premium, will be amortized to interest expense over the term of the debt. The Old Notes EFIH receives in exchange will be recorded as an investment in affiliate debt at cost, which represents the fair value of the New EFIH Senior Secured Notes exchanged plus cash paid. Because EFIH is a guarantor of the Old Notes, such notes are reported as EFIH debt under push down accounting (at 50% of the principal amount) as described in Note 5 to EFIH’s consolidated historical financial statements for the year ended December 31, 2009 included elsewhere in this Prospectus; consequently, amounts related to Old Notes received in exchange will be removed from EFIH’s balance sheet at book value with an offsetting amount recorded to equity. For Old Notes acquired that are cancelled or retired by EFH Corp., EFIH will eliminate its investment in such debt with an offsetting amount recorded to equity.

Certain Matters Relating to Compliance with Securities Laws in Non-U.S. Jurisdictions

Countries outside the United States may have their own legal requirements that govern securities offerings made to persons resident in those countries and may impose requirements about the form, content and process of offers made to the general public. We have not to date taken any action under such non-U.S. regulations. Non-U.S. holders should consult their advisors in considering whether they may participate in the exchange offers in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the New EFIH Senior Secured Notes that may apply in their home countries or if the participation would result in a requirement for us to make any deliveries, filings or registrations. We and the Dealer Managers cannot provide any assurance about whether such limitations may exist. The Dealer Managers are only acting as dealer managers and solicitation agents for the exchange offers and consent solicitation in the United States. In addition, in some non-U.S. jurisdictions there may be restrictions on the ability of a holder to transfer New EFIH Senior Secured Notes received in the exchange offers. By signing or being deemed to sign the Consent and Letter of Transmittal, you are representing that if you are located outside the United States, the offer to you and your acceptance of it does not contravene the applicable laws where you are located and that your participation in the exchange offers will not impose on us any requirement to make any deliveries, filings or registrations. If we become aware of any jurisdiction where the making of the exchange offers is not in compliance with applicable law or would require us to make any delivery, filing or registration (without any obligation to make any further or ongoing filings), we will make a good faith effort to comply with the applicable law.

Interests of Related Parties

Goldman, Sachs & Co. is acting as a Dealer Manager and is an affiliate of a member of the Sponsor Group. Goldman, Sachs & Co. is being compensated by the Offeror for acting as a Dealer Manager, as described elsewhere in this Prospectus under “Exchange Agent; Information Agent; Dealer Managers and Solicitation Agents.”

Each member of the Sponsor Group has advised us that it, and the affiliates that it controls, in the aggregate, own an insignificant amount of Old Notes, and it and/or such affiliates may participate in the exchange offers and consent solicitation. Such participation, if any, will be on the same terms and subject to the same conditions set forth in this Prospectus applicable to other holders of the respective Old Notes held by the Sponsor Group and such affiliates. Old Notes held by the Sponsor Group and such affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of any issue of Old Notes delivered Consents necessary to adopt the Proposed Amendments.

PROPOSED AMENDMENTS

The Old Notes have been issued pursuant to the Old Notes Indenture. In general, the Proposed Amendments would delete in their entirety substantially all of the restrictive covenants and references thereto contained in the Old Notes Indenture and the Old Notes as well as certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions, including certain provisions relating to defeasance contained in the Old Notes Indenture and Old Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event.

The Proposed Amendments would delete the covenants and certain other provisions listed below and references thereto in their entirety from the Old Notes Indenture, and delete the defined terms and other references related to any such deleted covenants and provisions made irrelevant as a result of the deletion of such covenants and provisions.

•	Section 4.05 (Taxes)

•	Section 4.06 (Stay, Extension and Usury Laws)

•	Section 4.08 (Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries)

•	Section 4.09 (Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock)

•	Section 4.10 (Asset Sales)

•	Section 4.11 (Transactions with Affiliates)

•	Section 4.12 (Liens)

•	Section 4.13 (Corporate Existence)

•	Section 4.14 (Offer to Repurchase upon Change of Control)

•	Section 4.15 (Limitation on Guarantees of Indebtedness by Restricted Subsidiaries)

•

Section 5.01 (Merger, Consolidation, or Sale of All or Substantially All Assets)—deleting clauses (a)(3), (a)(4), (a)(6), (c)(1)(C), (c)(1)(D) and (c)(2) specifying certain conditions with which EFH Corp. and the guarantors of the Old Notes must comply in order to consolidate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets

•	Section 6.01 (Events of Default)—deleting clauses (a)(3), (a)(4) and (a)(5) relating to covenant breaches and cross-acceleration rights

•	Section 8.04 (Conditions to Legal or Covenant Defeasance)—deleting clauses (2), (3), (4), (5), (6), (7) and (8) specifying certain conditions to Legal and Covenant Defeasance

In addition, the Proposed Amendments would delete the provisions set forth in Section 8 of the Old Notes. These provisions consist of an Offer to Repurchase covenant.

The Proposed Amendments would also amend Section 4.03 (Reports and Other Information) of the Old Notes Indenture by deleting the text of that section in its entirety and substituting in lieu thereof the following text: “Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Issuer shall comply with the reporting obligations set forth under Section 314(a) of the Trust Indenture Act.”

The Proposed Amendments would also amend Section 4.07 (Limitation on Restricted Payments) of the Old Notes Indenture by deleting the text of that section in its entirety and substituting in lieu thereof the following text: “The Issuer shall not, and shall not permit any of its Restricted Subsidiaries to, pay any cash dividend or make any cash distribution on, or in respect of, the Issuer’s Capital Stock or purchase for cash or otherwise acquire for cash any Capital Stock of the Issuer or any direct or indirect parent of the Issuer for the purpose of paying any cash dividend or making any cash distribution to, or acquiring Capital Stock of any direct or indirect parent of the Issuer for cash from, the Investors, or guarantee any Indebtedness of any Affiliate of the Issuer for the purpose of paying such dividend, making such distribution or so acquiring such Capital Stock to or from the Investors unless at the time and after giving effect to such payment, the Consolidated Leverage Ratio of the Issuer would be equal to or less than 7.00 to 1.00.”

The Proposed Amendments would also add to the Old Notes Indenture the provision, and related definitions, described below.

•	Section 101 (Definitions)—adding the following new definitions in the appropriate alphabetical order:

“Permitted Asset Transfer” means (1) the direct or indirect sale, assignment, transfer, conveyance or other disposition (including by way of merger, wind-up or consolidation) or spin-off by dividend of the Equity Interests of Energy Future Intermediate Holding such that Energy Future Intermediate Holding is no longer a Subsidiary of the Issuer (including without limitation a merger of Energy Future Intermediate Holding with and into the Issuer) or (2) the sale, assignment, transfer, conveyance or other disposition (other than by way of merger, wind-up or consolidation) of all of the Equity Interests of, and other Investments in, Oncor Holdings or another Oncor Subsidiary or successor to Oncor Holdings or an Oncor Subsidiary held by Energy Future Intermediate Holding to a Person (other than an Oncor Subsidiary) that shall continue to hold such Equity Interests and other Investments.

“TCEH Transfer” means the sale, transfer, disposition or spin-off (including by way of merger, wind-up or consolidation) of (a) the membership interests or other common Equity Interests of Energy Future Competitive Holdings, TCEH or another Restricted Subsidiary of the Issuer that holds all or substantially all of the assets of TCEH and its Subsidiaries such that EFCH, TCEH or such Restricted Subsidiary ceases to be a Subsidiary of the Issuer or (b) all or substantially all of the assets of TCEH and its Subsidiaries, in each case other than any such transfer to another Restricted Subsidiary.

•	Section 5.01 (Merger, Consolidation, or Sale of All or Substantially All Assets)—adding the following new clause (e) to the end of such Section 5.01:

“It shall be understood that for purposes of the first sentence of Section 5.01(a) and the first sentence of Section 5.01(c) only, (i) a Permitted Asset Transfer shall not constitute the sale, assignment, transfer, lease, conveyance or disposal of all or substantially all of the assets of the Issuer and, accordingly, the Issuer or any of its Subsidiaries may consummate a Permitted Asset Transfer without being subject to the requirements of this Section 5.01 and (ii) a TCEH Transfer shall constitute the sale, assignment, transfer, lease, conveyance or disposal of all or substantially all of the assets of the Issuer and, accordingly, if the Issuer or any of its Subsidiaries consummates a TCEH Transfer, it must comply with the requirements of this Section 5.01.”

The Proposed Amendments would also delete definitions in the Old Notes Indenture if all references to such definitions would be eliminated as a result of the foregoing and make certain other changes of a technical or conforming nature to the Old Notes Indenture and the Old Notes.

In addition to the foregoing, execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver by a consenting holder of the Old Notes with respect to all claims against EFH Corp., the guarantors of the Old Notes and the Sponsor Group of any breach, default or event of default that may have arisen under the Old Notes Indenture. As of the date of this Prospectus, EFH Corp. is not aware of any such breaches, defaults or events of default.

EFH Corp. has received Consents from holders of a majority of the outstanding aggregate principal amount of the Old Notes, voting together as a single class, which constitutes the requisite Consents to adopt the Proposed Amendments. Old Notes held by members of the Sponsor Group and EFH Corp. and their respective affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of the Old Notes delivered Consents necessary to adopt the Proposed Amendments. The requisite Consents having been received, EFH Corp., the guarantors of the Old Notes and The Bank of New York Mellon Trust Company, N.A., as trustee under the Old Notes Indenture, have executed and delivered the Supplemental Indenture to effectuate the Proposed Amendments. The Supplemental Indenture will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth in this Prospectus.

Because the requisite Consents have been received and the Supplemental Indenture has been executed and delivered by the parties thereto, EFH Corp. will pay to each holder that validly delivers and does not validly revoke Consents at or prior to the Consent Date, in addition to any Total Consideration Amount or Exchange Consideration, as applicable, payable to such holder with respect to such holder’s Old Notes as to which Consents are validly delivered and not validly revoked, a cash consent payment of $2.50 per $1,000 principal amount of such Old Notes. Given the amount of Old Notes as to which Consents have been validly delivered (and not validly revoked), the aggregate amount of consent payments payable in relation to the consent solicitation is approximately $11,174,670. If all holders of Old Notes had validly delivered (and not validly revoked) Consents at or prior to the Consent Date, the aggregate maximum amount of consent payments payable would have been approximately $11,230,000. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers.

If the exchange offers are terminated, the Proposed Amendments in the executed Supplemental Indenture will not become operative.

ACCEPTANCE OF OLD NOTES; ACCRUAL OF INTEREST

Acceptance of Old Notes

If the conditions to the exchange offers are satisfied, or, to the extent permitted, waived, and the Offeror otherwise does not terminate or withdraw the exchange offers for any reason, the Offeror will accept for exchange at the Settlement Date, after it receives validly completed and duly executed Consents and Letters of Transmittal or Agent’s Messages with respect to any and all of the Old Notes validly tendered (and not validly withdrawn), the Old Notes to be exchanged by notifying the Exchange Agent of the Offeror’s acceptance, subject to the terms and conditions set forth in the exchange offers. The notice may be oral if the Offeror promptly confirms such notice in writing.

The Offeror expressly reserves the right, in its sole discretion but subject to applicable law, to delay acceptance for exchange of, or the exchange of, any of the Old Notes validly tendered (and not validly withdrawn) under the exchange offers (subject to Rule 14e-1(c) under the Exchange Act, which requires that the Offeror issues or pays the offered consideration, as applicable, or return the Old Notes deposited pursuant to the exchange offers promptly after termination or withdrawal of the exchange offers), or to terminate the exchange offers and not accept any Old Notes not previously accepted, (1) if any of the conditions to the exchange offers shall not have been satisfied or validly waived by the Offeror, (2) in order to comply in whole or in part with any applicable law or (3) for any other reason. In addition, if not previously accepted for exchange, Old Notes may be withdrawn after the expiration of 40 business days from July 16, 2010.

In all cases, the Total Consideration Amount or Exchange Consideration for Old Notes validly tendered (and not validly withdrawn) pursuant to the exchange offers will be made only after timely receipt by the Exchange Agent of (1) certificates representing the Old Notes, or timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of the Old Notes into the Exchange Agent’s account, (2) the properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof) or an Agent’s Message in lieu thereof and (3) any other documents required by the Consent and Letter of Transmittal. The exchange offers are scheduled to expire on the Expiration Date, unless extended by the Offeror.

The Offeror will have accepted validly tendered (and not validly withdrawn) Old Notes, if, as and when EFIH gives oral or written notice to the Exchange Agent of the Offeror’s acceptance of the Old Notes for exchange pursuant to the exchange offers. In all cases, exchange of Old Notes pursuant to the exchange offers will be made by the deposit of the Total Consideration Amount or Exchange Consideration and any accrued and unpaid interest payable, with the Exchange Agent (or, upon its instruction, DTC), which will act as your agent for the purposes of receiving New EFIH Senior Secured Notes and payments from the Offeror, and delivering New EFIH Senior Secured Notes and transmitting cash payments to you. If, for any reason whatsoever, acceptance for exchange of, or the exchange of, any Old Notes validly tendered (and not validly withdrawn) pursuant to the exchange offers is delayed (whether before or after the Offeror’s acceptance of the Old Notes) or the Offeror or EFH Corp., as applicable, extends the exchange offers or is unable to accept the Old Notes tendered pursuant to the exchange offers, then, without prejudice to the Offeror’s rights set forth herein, the Offeror may instruct the Exchange Agent to retain tendered Old Notes, and those Old Notes may not be withdrawn, subject to the limited circumstances described in “Withdrawal of Tenders and Revocation of Consents.”

If any tendered Old Notes are not accepted for exchange for any reason pursuant to the terms and conditions of the exchange offers, or if certificates are submitted evidencing more Old Notes than those that were validly tendered, certificates evidencing the unexchanged Old Notes will be returned, without expense, to the tendering holder, unless otherwise requested by such holder under “Special Delivery Instructions” in the Consent and Letter of Transmittal (or, in the case of any Old Notes tendered by book-entry transfer into the Exchange Agent’s account pursuant to the procedures set forth under “Procedures for Tendering Old Notes and Delivering Consents—Book-Entry Transfer,” such Old Notes will be credited to the account from which such Old Notes were delivered), promptly following the Expiration Date or the termination of the exchange offers.

Treatment of Fractions

Tenders of Old Notes pursuant to the exchange offers will be accepted only in principal amounts equal to permitted denominations for such Old Notes. The Offeror will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFIH Senior Secured Notes to a participating holder. The aggregate principal amount of New EFIH Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. This rounded amount will be the principal amount of New EFIH Senior Secured Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New EFIH Senior Secured Notes not received as a result of such rounding down.

Accrued Interest

All holders whose Old Cash-Pay Notes are accepted for exchange will receive an amount equal to accrued and unpaid interest on such Old Cash-Pay Notes, if any, in cash, from the last applicable interest payment date to, but not including, the Settlement Date. Holders whose Old Toggle Notes are accepted for exchange will not separately receive any accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes because the amount of such accrued interest through the Settlement Date has been included in determining the consideration being offered in the exchange offers for the Old Toggle Notes. If the Settlement Date occurs later than August 17, 2010, then the consideration being offered in the exchange offers for the Old Toggle Notes will be adjusted to account for the additional interest accrued after such date to, but not including, the Settlement Date.

Under no circumstances will any additional interest be payable because of any delay in the delivery or transmission of New EFIH Senior Secured Notes or funds to any holder of Old Notes as a result in any delay in delivery or transmission by the Exchange Agent, DTC or any holder’s nominee.

Sources of Funds for the Exchange Offers and Consent Solicitation

The Offeror intends to fund all cash payable to holders pursuant to the exchange offers with cash on hand and with contributions or loans from EFH Corp. EFH Corp. intends to fund all cash consent payments payable pursuant to the consent solicitation with cash on hand. Given the amount of Old Notes as to which Consents have been validly delivered (and not validly revoked), the aggregate amount of consent payments payable in relation to the consent solicitation is approximately $11,174,670. If all holders of Old Notes had validly delivered (and not validly revoked) Consents at or prior to the Consent Date, the aggregate maximum amount of consent payments payable would have been approximately $11,230,000.

Payment of Transfer Taxes, Fees and Expenses

The Offeror will pay or cause to be paid all transfer taxes with respect to the valid tender of any Old Notes unless the box titled “Special Issuance Instructions” or the box titled “Special Delivery Instructions” on the Consent and Letter of Transmittal has been completed, as described in the Instructions thereto.

PROCEDURES FOR TENDERING OLD NOTES AND DELIVERING CONSENTS

General

In order to participate in the exchange offers and the consent solicitation, you must validly tender (and not validly withdraw) your Old Notes to the Exchange Agent as further described below. It is your responsibility to validly tender your Old Notes. The Offeror has the right to waive any defects. However, the Offeror is not required to waive defects and is not required to notify you of defects in your tender or delivery.

The method of delivery of the Old Notes, the Consent and Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holder. Holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the Exchange Agent at or prior to the Expiration Date. Do not send the Consent and Letter of Transmittal or any Old Notes to anyone other than the Exchange Agent.

If you have any questions or need help in tendering your Old Notes, please contact the Information Agent or the Exchange Agent whose addresses and telephone numbers are listed on the back cover of this Prospectus or your broker, dealer, commercial bank, trust company or other nominee through which your Old Notes are held.

The valid tender of Old Notes at or prior to the Consent Date upon the terms and subject to the conditions of the exchange offers and in accordance with the procedures described below was deemed to constitute delivery of a Consent with respect to the Old Notes tendered.

Valid Tender of Old Notes and Delivery of Consents

Except as set forth below with respect to ATOP procedures, for a holder to validly tender Old Notes pursuant to the exchange offers and validly deliver Consents pursuant to the consent solicitation, a properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof) together with any signature guarantees and any other documents required by the Instructions to the Consent and Letter of Transmittal, or an Agent’s Message in lieu thereof, must be received by the Exchange Agent at the address or facsimile number set forth on the back cover of this Prospectus at or prior to the Expiration Date (or the Early Tender Date, if the holder wished to be eligible to receive the Total Consideration Amount, or the Consent Date, if the holder wished to deliver Consents pursuant to the consent solicitation), and either (1) certificates representing the Old Notes must be received by the Exchange Agent at such address, or (2) the Old Notes must be transferred pursuant to the procedures for book-entry transfer described below and a Book-Entry Confirmation must be received by the Exchange Agent, in each case at or prior to the Expiration Date (or the Early Tender Date, if the holder wished to be eligible to receive the Total Consideration Amount, or the Consent Date, if the holder wished to deliver Consents pursuant to the consent solicitation).

In all cases, exchange of Old Notes validly tendered (and not validly withdrawn) pursuant to the exchange offers will be made only after timely receipt by the Exchange Agent of:

•	certificates representing such Old Notes or a Book-Entry Confirmation with respect to such Old Notes;

•	the Consent and Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, or an Agent’s Message in lieu thereof; and

•	any required signature guarantees and other documents required by the Consent and Letter of Transmittal.

The Offeror has not provided guaranteed delivery procedures in connection with the exchange offers or under any of the exchange offer documents or other exchange offer materials provided therewith. Holders must timely tender their Old Notes in accordance with the procedures set forth in the exchange offer documents.

Tender of Old Notes Held in Physical Form and Delivery of any Related Consents

The Offeror does not believe any Old Notes exist in physical form. If you believe you hold Old Notes in physical form, please contact the Exchange Agent regarding procedures for participating in the exchange offers and the consent solicitation. Any Old Notes in physical form must be tendered using a Consent and Letter of Transmittal and such Old Notes must be delivered to the Exchange Agent at its address set forth on the back cover of this Prospectus.

Tendering and Consenting with Respect to Old Notes Held through a Custodian

Any holder whose Old Notes are held by a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes should contact such custodial entity promptly and instruct such custodial entity to tender the Old Notes on such holder’s behalf. A custodial entity cannot tender Old Notes on behalf of a holder of Old Notes without such holder’s instructions.

Holders whose Old Notes are held by a custodial entity such as a broker, dealer, commercial bank, trust company or other nominee should be aware that such nominee may have deadlines earlier than the Early Tender Date, the Consent Date and the Expiration Date for such nominees to be advised of the action that you may wish for them to take with respect to your Old Notes and, accordingly, such holders are urged to contact any custodial entity such as a broker, dealer, commercial bank, trust company or other nominee through which they hold their Old Notes as soon as possible in order to learn of the applicable deadlines of such nominees.

The Offeror will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of the Old Notes. The Offeror will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offers and consent solicitation other than the Dealer Managers, as described herein.

Book-Entry Transfer

The Exchange Agent has or will establish an account with respect to the Old Notes at DTC for purposes of the exchange offers and consent solicitation, and any financial institution that is a participant in the DTC system and whose name appears on a security position listing as the record owner of the Old Notes may make book-entry delivery of Old Notes by causing DTC to transfer the Old Notes into the Exchange Agent’s account at DTC in accordance with DTC’s procedure for transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent’s account at DTC, either an Agent’s Message or a Consent and Letter of Transmittal (or a facsimile thereof) properly completed and duly executed, along with any required signature guarantees and any other required documents, must be transmitted to and received by the Exchange Agent at one of the addresses set forth on the back cover of this Prospectus at or prior to the Expiration Date (or the Early Tender Date, if the holder wished to be eligible to receive the Total Consideration Amount, or the Consent Date, if the holder wished to deliver Consents pursuant to the consent solicitation).

Tender of Old Notes and Delivery of Consents through ATOP

In lieu of physically completing and signing the Consent and Letter of Transmittal and delivering it to the Exchange Agent, DTC participants may electronically transmit their acceptance of the exchange offers and, if applicable, deliver consents pursuant to the consent solicitation through ATOP, for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the exchange offers and the delivery of Consents pursuant to the consent solicitation and send an Agent’s Message to the Exchange Agent for its acceptance.

An “Agent’s Message” is a message transmitted by DTC, received by the Exchange Agent and forming part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgement from you that you have received the exchange offer documents and agree to be bound by the terms of the Consent and Letter of Transmittal, and that the Offeror and EFH Corp. may enforce such agreement against you.

If a holder of Old Notes transmits its acceptance through ATOP, delivery of such tendered Old Notes must be made to the Exchange Agent (either physically or pursuant to the book-entry delivery procedures set forth herein). Unless such holder delivers (either physically or by book-entry delivery) the Old Notes being tendered to the Exchange Agent, the Offeror may, at its option, treat such tender as defective for purposes of delivery of acceptance for exchange, and for the right to receive New EFIH Senior Secured Notes and cash payable. Delivery of documents to DTC (physically or by electronic means) does not constitute delivery to the Exchange Agent. If you desire to tender your Old Notes on the day that the Early Tender Date, the Consent Date or the Expiration Date occurs, you must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such date. The Offeror will have the right, which may be waived, to reject the defective tender of Old Notes as invalid and ineffective.

Holders whose Old Notes are held by DTC should be aware that DTC may have deadlines earlier than the Early Tender Date, the Consent Date and the Expiration Date for DTC to be advised of the action that you may wish for them to take with respect to your Old Notes and, accordingly, such holders are urged to contact DTC as soon as possible in order to learn of DTC’s applicable deadlines.

Effect of Consent and Letter of Transmittal

Subject to and effective upon the acceptance of and the exchange of the Old Notes validly tendered thereby, by executing and delivering a Consent and Letter of Transmittal, a tendering holder, among other things, (1) irrevocably sells, assigns and transfers to or upon the order of the Offeror, all right, title and interest in and to all the Old Notes tendered thereby; and (2) irrevocably appoints the Exchange Agent as its true and lawful agent and attorney-in-fact (with full knowledge that the Exchange Agent also acts as the Offeror’s agent with respect to the tendered Old Notes, with full power coupled with an interest) to:

•

deliver certificates representing the Old Notes, or transfer ownership of the Old Notes on the account books maintained by DTC, together with all accompanying evidences of transfer and authenticity, to or upon the applicable Offeror’s order, as applicable;

•	present the Old Notes for transfer on the relevant security register;

•	receive all benefits or otherwise exercise all rights of beneficial ownership of the Old Notes (except that the Exchange Agent will have no rights to or control over the Offeror’s funds); and

•

deliver to EFH Corp. and the trustee the Consent and Letter of Transmittal as evidence of the holders’ Consent to the Proposed Amendments with respect to their tendered Old Notes and as certification that validly delivered and not revoked Consents from holders of the requisite aggregate principal amount of Old Notes to adopt the Proposed Amendments, duly executed by holders of such Old Notes, have been received, all in accordance with the terms and conditions of the exchange offers and the consent solicitation as described in this Prospectus.

The agreement among the Offeror, EFH Corp. and a holder set forth in a Consent and Letter of Transmittal (and any Agent’s Message in lieu thereof) will be governed by, and construed in accordance with, the laws of the State of New York.

Signature Guarantees

Signatures on all Consents and Letters of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program or the Stock Exchange Medallion Program (each, a “Medallion Signature Guarantor”), unless the Old Notes tendered thereby are tendered (i) by a holder of Old Notes (or by a participant in DTC whose name appears on a security position listing as the owner of such Old Notes) who has not completed the box entitled “Special Delivery Instructions” on the Consent and Letter of Transmittal or (ii) for the account of a member firm of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or a commercial bank or trust company having an office or correspondent in the United States. If the Old Notes not accepted for exchange are to be returned to a person other than the registered holder, then the signatures on the Consents and Letters of Transmittal accompanying the tendered Old Notes must be guaranteed by a Medallion Signature Guarantor as described above.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Old Notes (including the delivery of Consents) pursuant to any of the procedures described above, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined, as applicable, by the Offeror and EFH Corp. in their sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror and EFH Corp., as applicable, reserve the absolute right to reject any or all tenders of any Old Notes and delivery of Consents determined by the Offeror and EFH Corp., as applicable, not to be in proper form, or if the acceptance of or exchange of such Old Notes or validation of such Consents may, in the opinion of the Offeror’s counsel, be unlawful or result in a breach of contract. A waiver of any defect or irregularity with respect to the tender of one Old Note shall not constitute a waiver of the same or any other defect or irregularity with respect to the tender of any other Old Note. The Offeror also reserves the right to waive any conditions to the exchange offers that the Offeror is legally permitted to waive, and EFH Corp. reserves the right to waive any conditions to the current consent solicitation that EFH Corp. is legally permitted to waive.

Your tender of Old Notes and delivery of Consents will not be deemed to have been validly made until all defects or irregularities in your tender and delivery have been cured or waived. None of the Offeror and EFH Corp., the Dealer Managers, the Exchange Agent, the Information Agent or any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any Old Notes or Consents, or will incur any liability for failure to give any such notification.

Compliance with “Short-Tendering” Rule

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender for exchange Old Notes for such person’s own account unless the person so tendering the Old Notes:

•	has a net long position equal to or greater than the aggregate principal amount of the Old Notes being tendered for exchange; and

•	will cause such Old Notes to be delivered in accordance with the terms of the exchange offers.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Please send all materials to the Exchange Agent and not to the Offeror, EFH Corp.,

the Dealer Managers or any trustee.

WITHDRAWAL OF TENDERS AND REVOCATION OF CONSENTS

Tendered Old Notes may be withdrawn at any time at or prior to the Expiration Date. Tendered Old Notes, if not previously accepted for exchange, may also be withdrawn after the expiration of 40 business days from July 16, 2010. Consents could have been revoked at any time at or prior to the later of the Consent Date and the execution and delivery of the Supplemental Indenture. Because it was expected that the Supplemental Indenture would be executed and delivered promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments, holders were advised that they should not expect to be able to revoke their Consents after the Consent Date.

Each holder of Old Notes that validly tendered (and did not validly withdraw) its Old Notes at or prior to the Consent Date in the exchange offers was deemed to have delivered its Consent in the consent solicitation to the Proposed Amendments. A valid withdrawal of tendered Old Notes at or prior to the Consent Date was deemed a valid revocation of the related Consent in the consent solicitation. A holder of Old Notes that has validly tendered its Old Notes at or prior to the Consent Date in the exchange offers and consent solicitation could only validly revoke the related Consents by validly withdrawing the previously tendered related Old Notes to which such Consents relate at or prior to the Consent Date or by revoking Consents after the Consent Date and prior to the execution and delivery of the Supplemental Indenture. Consents may no longer be revoked because the Consent Date has passed and the Supplemental Indenture has been executed and delivered by the parties thereto. A withdrawal of Old Notes will no longer revoke any related Consents, and withdrawing holders will be subject to the Proposed Amendments if they become operative. If the exchange offers are terminated without any Old Notes being accepted, the terms of the Proposed Amendments will not become operative.

Subject to applicable regulations of the SEC, if, for any reason whatsoever, acceptance for exchange of any Old Notes validly tendered pursuant to the exchange offers is delayed (whether before or after the Offeror’s acceptance for exchange of Old Notes) or the Offeror extends the exchange offers or the Offeror is unable to accept for exchange the Old Notes validly tendered pursuant to the exchange offers, as applicable, the Offeror may instruct the Exchange Agent to retain tendered Old Notes, and those Old Notes may not be withdrawn, and all Consents delivered with respect thereto will remain subject to the consent solicitation, except to the extent that you are entitled to the withdrawal rights set forth herein; provided that, if tendered, Old Notes may also be withdrawn after the expiration of 40 business days from July 16, 2010 if previously tendered Old Notes have not been accepted for exchange.

To be effective, a written or facsimile transmission notice of withdrawal of a tender of Old Notes or a revocation of a Consent or a properly transmitted “Request Message” through DTC’s ATOP system for a withdrawal of a tender of Old Notes or a revocation of a Consent must:

•

be received by the Exchange Agent at one of the addresses specified on the back cover of this Prospectus (i) at or prior to the Expiration Date, in the case of a withdrawal of Old Notes, (ii) at or prior to the Consent Date, in the case of a withdrawal of Old Notes and a revocation of related Consents, or (iii) by the execution and delivery of the Supplemental Indenture, in the case of a revocation of the Consents after the Consent Date;

•	specify the name of the holder of the Old Notes and corresponding Consent to be withdrawn or revoked, as applicable;

•

contain the description of the Old Notes and the Consent, in each case to be withdrawn or revoked, as the case may be, the certificate numbers shown on the particular certificates representing such Old Notes (or, in the case of Old Notes tendered by book-entry transfer, the number of the account at DTC from which the Old Notes were tendered and the name and number of the account at DTC to be credited with the Old Notes withdrawn) and the aggregate principal amount represented by such Old Notes; and

•

in the case of certificated Old Notes, be signed by the holder of the Old Notes in the same manner as the original signature on the Consent and Letter of Transmittal or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the Old Notes into the name of the person withdrawing the Old Notes.

After the Consent Date and prior to the execution and delivery of the Supplemental Indenture, such Consent can only be revoked by delivering written notice to the Exchange Agent on behalf of the applicable trustee in accordance with the terms of the Old Notes Indenture. Because it was expected that the Supplemental Indenture would be executed and delivered promptly following the Consent Date assuming receipt of the requisite Consents for the Proposed Amendments, holders were advised that they should not expect to be able to revoke their Consents after the Consent Date. Consents may no longer be revoked because the Consent Date has passed and the Supplemental Indenture has been executed and delivered by the parties thereto.

If the Old Notes to be withdrawn or the Consents to be revoked have been delivered or otherwise identified to the Exchange Agent, a signed notice of withdrawal or revocation, as applicable, is effective immediately upon receipt by the Exchange Agent of written or facsimile transmission of the notice of withdrawal and/or revocation, as the case may be (or receipt of a Request Message), even if physical release is not yet effected, provided such notice is received at or prior to the Expiration Date. A withdrawal of Old Notes and, if applicable, a revocation of a Consent can only be accomplished in accordance with the foregoing procedures.

If you withdraw Old Notes, you will have the right to re-tender them at or prior to the Expiration Date in accordance with the procedures described in “Procedures for Tendering Old Notes and Delivering Consents.” If the Offeror amends or modifies the terms of the exchange offers, or the information concerning the exchange offers, in any case in a manner determined by the Offeror to constitute a material change to holders of Old Notes, the Offeror will disseminate additional exchange offer materials and extend the period of the exchange offers, including any withdrawal rights, to the extent required by law and as the Offeror determines necessary. An extension of the Expiration Date will not affect a holder’s withdrawal and revocation rights unless otherwise provided herein or in any additional exchange offer materials or as required by applicable law.

CONDITIONS OF THE EXCHANGE OFFERS AND THE CONSENT SOLICITATION

Notwithstanding any other provision of the exchange offers to the contrary, the exchange offers are subject to the following conditions that the Offeror cannot waive:

•	the registration statement, of which this Prospectus forms a part, will have been declared effective by the SEC;

•	no stop order suspending the effectiveness of the registration statement will have been issued; and

•	no proceedings for that purpose will have been instituted or be pending, or to the Offeror’s knowledge, be contemplated or threatened by the SEC.

The foregoing conditions are referred to in this Prospectus as the “Registration Conditions.”

Notwithstanding any other provisions of the exchange offers and the consent solicitation, the Offeror will not be required to accept for exchange or to exchange Old Notes validly tendered (and not validly withdrawn) pursuant to the exchange offers, and the Offeror and/or EFH Corp., as applicable, may, in their sole discretion, terminate, amend or extend the exchange offers and consent solicitation as the case may be, or delay or refrain from accepting for exchange or exchanging any of the Old Notes if any of the following “General Conditions” shall occur:

•	less than a majority of the outstanding aggregate principal amount of Old Notes shall have been validly tendered (and not validly withdrawn) at or prior to the Expiration Date;

•

there shall have been instituted, threatened or be pending any action, proceeding, application, claim counterclaim or investigation (whether formal or informal) (or there shall have been any material adverse development to any action, application, claim, counterclaim or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentally, domestic or foreign, or by any other person, domestic or foreign, in connection with the exchange offers or the consent solicitation that, in the Offeror’s and/or EFH Corp.’s reasonable judgment, as the case may be, either (a) is, or is reasonably likely could be, materially adverse to EFH Corp. and its subsidiaries’ business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects, (b) could prohibit, prevent, restrict or delay completion of any of the exchange offers or the consent solicitation or (c) could materially impair the contemplated benefits of the exchange offers or consent solicitation to EFH Corp. and its subsidiaries or be material to holders in deciding whether to participate in the exchange offers or consent solicitation;

•

an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the Offeror’s and/or EFH Corp’s reasonable judgment, as the case may be, either (a) could or might prohibit, prevent, restrict or delay completion of any of the exchange offers or the consent solicitation or (b) is, or reasonably likely could be, materially adverse to EFH Corp. and its subsidiaries’ business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects;

•

there shall have occurred or be likely to occur any event or condition affecting EFH Corp. and its subsidiaries’ business or financial affairs that, in the Offeror’s and/or EFH Corp’s reasonable judgment, as the case may be, either (a) is, or reasonably likely could be, materially adverse to EFH Corp. and its subsidiaries’ business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects, (b) could prohibit, prevent, restrict or delay completion of the exchange offers or consent solicitation or (c) could materially impair the contemplated benefits of the exchange offers or consent solicitation to EFH Corp. and its subsidiaries or be material to holders in deciding whether to participate in the exchange offers and the consent solicitation;

•	the trustee under the indenture governing the Old Notes shall have objected in any respect to or taken action that could, in the Offeror’s and/or EFH Corp’s reasonable judgment, as the case may be,

adversely affect the completion of the exchange offers or the consent solicitation or shall have taken any action that challenges the validity or effectiveness of the procedures used by the Offeror and/or EFH Corp., as applicable, in the making of the exchange offers or consent solicitation or the acceptance of some or all of the Old Notes pursuant to the exchange offers; or

•

there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the U.S. securities or financial markets, (b) any significant adverse change in the price of New EFIH Senior Secured Notes or Old Notes in the United States or other major securities or financial markets, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the Offeror’s and/or EFH Corp’s reasonable judgment, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly or indirectly involving the United States or (g) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

In addition, the Offeror’s obligation to transfer any Total Consideration Amount or Exchange Consideration, as applicable, is conditioned upon the Offeror’s acceptance of Old Notes for exchange pursuant to the exchange offers. As of the date of this Prospectus, a majority of the outstanding aggregate principal amount of Old Notes have been validly tendered (and not validly withdrawn). Because the requisite Consents have been received, the Consent Date has passed and the Supplemental Indenture has been executed and delivered by the parties thereto, all conditions to the consent solicitation have been satisfied and the consent solicitation is complete. EFH Corp.’s obligation to make consent payments is not conditioned upon completion of the exchange offers.

The exchange offers constitute a single offer for both the Old Cash-Pay Notes and the Old Toggle Notes. The conditions to the exchange offers will be satisfied or waived with respect to the single offer being made for both issues of Old Notes. Old Notes of both issues will be exchanged in the exchange offers if Old Notes of either issue are exchanged in the exchange offers.

These conditions are for the Offeror’s benefit and may be asserted by the Offeror or may be waived by the Offeror (except in the case of the Registration Conditions, which may not be waived), including any action or inaction by the Offeror giving rise to any condition, in whole or in part at any time and from time to time prior to the Expiration Date, in its sole discretion. Under the exchange offers, if any of these events occur, the Offeror, may (i) return Old Notes tendered thereunder to you, (ii) extend the exchange offers and retain all tendered Old Notes until the expiration of the extended exchange offers or (iii) amend the exchange offers in any respect by giving oral or written notice of such amendment to the Exchange Agent and making public disclosure of such amendment to the extent required by law.

The Offeror has made a decision as to what circumstances would lead the Offeror to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Although the Offeror has no present plans or arrangements to do so, the Offeror reserves the right to amend, at any time, the terms of the exchange offers. The Offeror will give holders notice of such amendments as may be required by applicable law.

EXCHANGE AGENT; INFORMATION AGENT; DEALER MANAGERS AND

SOLICITATION AGENTS; OTHER ADVISORS

Exchange Agent

Global Bondholder Services Corporation has been appointed the exchange agent (the “Exchange Agent”) for the exchange offers and consent solicitation. Consents and Letters of Transmittal and all correspondence in connection with the exchange offers and consent solicitation should be sent or delivered by each holder of Old Notes, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the Exchange Agent at the addresses and telephone numbers set forth on the back cover of this Prospectus. The Offeror will pay the Exchange Agent reasonable compensation for its services and will reimburse it for certain reasonable expenses in connection therewith. The Offeror and EFH Corp. have agreed to indemnify the Exchange Agent against certain liabilities, including liabilities arising under the federal securities laws.

Information Agent

Global Bondholder Services Corporation has also been appointed as the information agent (the “Information Agent”) for the exchange offers and consent solicitation, and will receive reasonable compensation for its services. Questions concerning exchange procedures and requests for additional copies of this Prospectus or the Consent and Letter of Transmittal should be directed to the Information Agent at the address and telephone numbers set forth on the back cover of this Prospectus. Holders of Old Notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offers and consent solicitation. The Offeror will pay the Information Agent reasonable compensation for its services and will reimburse it for certain reasonable expenses in connection therewith. The Offeror and EFH Corp. have agreed to indemnify the Information Agent against certain liabilities, including liabilities arising under federal securities laws.

Dealer Managers and Solicitation Agents

The Offeror and EFH Corp. have retained Citigroup Global Markets Inc. and Goldman, Sachs & Co. as lead Dealer Managers in the United States, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated have also been retained as Dealer Managers in the United States in connection with the exchange offers, including as solicitation agents in connection with the consent solicitation. The Offeror will pay the Dealer Managers reasonable compensation for their services as Dealer Managers in the exchange offers and consent solicitation. The amount of such compensation will be based upon the principal amount of New EFIH Senior Secured Notes issued in the exchange offers, and the maximum amount payable is $17.6 million in the aggregate assuming the maximum aggregate Total Consideration Amount is paid in the exchange offers. The Offeror will also reimburse the Dealer Managers for certain reasonable expenses. The obligations of the Dealer Managers to perform such functions are subject to certain conditions. The Offeror and EFH Corp. have agreed to indemnify the Dealer Managers against certain liabilities, including liabilities under the federal securities laws.

From time to time, the Dealer Managers and their respective affiliates have provided, and may in the future provide from time to time, investment banking and commercial banking services and financial advisory services to us for which they have in the past received, and may in the future receive, customary fees. In addition, affiliates of the Dealer Managers are and may from time to time be party to certain commodity and interest rate hedging transactions with EFH Corp. and/or its subsidiaries in the normal course of business and may at any time be creditors of EFH Corp. and/or such subsidiaries.

Affiliates of Goldman, Sachs & Co. are members of the Sponsor Group and, as such, have an ownership interest in EFH Corp. See “The Transactions—Equity Contributions.” As compensation for their services as Dealer Managers, the Offeror will pay Goldman, Sachs & Co. certain fees, the amount of which is dependent upon the aggregate principal amount of New EFIH Senior Secured Notes issued in the exchange offers. The Offerors will pay Goldman, Sachs & Co. an exchange offer agent fee of up to $5.5 million. In addition, the Offerors will pay Goldman, Sachs & Co. an incentive fee of up to $3.0 million that will be divided between Goldman, Sachs & Co. and Citigroup Global Markets, Inc., as determined by the Offerors at the conclusion of the exchange offers depending upon the aggregate principal amount of New EFIH Senior Secured Notes issued and cash consideration paid in the exchange offers.

Affiliates of certain other Dealer Managers have ownership interests in EFH Corp. See “The Transactions—Equity Contributions.”

Lyndon Olson, a member of EFH Corp.’s board of directors, was a Senior Advisor with Citigroup Inc., an affiliate of Citigroup Global Markets Inc. Each of Scott Lebovitz, Kenneth Pontarelli and Thomas D. Ferguson, who are members of EFH Corp.’s board of directors, are employees of Goldman, Sachs & Co. or its affiliates. Mr. Lebovitz is also a member of the board of directors of EFCH.

In addition, an affiliate of Citigroup Global Markets Inc. is the administrative agent and collateral agent, an affiliate of J.P. Morgan Securities Inc. is the syndication agent, affiliates of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are co-documentation agents, and certain of the Dealer Managers or their respective affiliates are joint lead arrangers and joint lead bookrunners, for the TCEH Senior Secured Facilities, and affiliates of certain of the Dealer Managers are lenders under the TCEH Senior Secured Facilities. An affiliate of Goldman, Sachs & Co. is sole lead arranger, sole bookrunner and posting agent for a senior secured cash posting credit facility of TCEH. An affiliate of J.P. Morgan Securities Inc. is administrative agent, an affiliate of Citigroup Global Markets Inc. is syndication agent, affiliates of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are co-documentation agents, and certain of the Dealer Managers or their respective affiliates are joint lead arrangers and joint lead bookrunners for the Oncor Revolving Credit Facility, and affiliates of certain of the Dealer Managers are lenders under the Oncor Revolving Credit Facility.

In the ordinary course of their respective businesses, the Dealer Managers or their respective affiliates may at any time hold long or short positions, and may trade for their own accounts or the accounts of customers, in securities of the Offeror and its subsidiaries, including any of the Old Notes or the New EFIH Senior Secured Notes, and, to the extent that the Dealer Managers or their respective affiliates own Old Notes during the exchange offers and consent solicitation, they may tender such Old Notes pursuant to the terms of the exchange offers and consent solicitation.

Each of Citigroup Global Markets Inc. and Goldman, Sachs & Co. has advised us that it, and the affiliates that it controls, in the aggregate, own an insignificant amount of Old Notes. Additionally, certain of the other Dealer Managers and affiliates that they control may own Old Notes. Such Dealer Managers and affiliates may participate in the exchange offers and consent solicitation. Such participation, if any, will be on the same terms and subject to the same conditions set forth in this Prospectus applicable to other holders of the respective Old Notes held by such affiliates.

Because each of Goldman, Sachs & Co. is an affiliate of EFH Corp. under the Old Notes Indenture, Old Notes held by Goldman, Sachs & Co. and their respective affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of any issue of Old Notes have delivered Consents necessary to adopt the Proposed Amendments.

The Offeror has agreed to make available, during the period required by the Securities Act, a prospectus meeting the requirements of the Securities Act for use by Goldman, Sachs & Co. for use in connection with market-making or other trading activities in connection with any resale of New EFIH Senior Secured Notes.

DESCRIPTION OF THE NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to Energy Future Intermediate Holding Company LLC (“EFIH”) and its consolidated Subsidiaries; and (ii) the term “Issuer” refers only to collectively, EFIH and EFIH Finance Inc. (“EFIH Finance”), a Delaware corporation and a direct, wholly-owned subsidiary of EFIH, and not any of EFIH’s other Subsidiaries.

The Issuer will issue up to $2.18 billion aggregate principal amount of 10.000% senior secured notes due 2020 (the “Notes”) under an Indenture to be dated as of the Issue Date (the “Indenture”) between the Issuer and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), in the Exchange Offer. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

As more particularly described under “The Transactions—Ring-Fencing,” upon the consummation of the Merger, Oncor Electric Delivery Company LLC (“Oncor Electric Delivery”) undertook certain ring-fencing measures to separate itself, its subsidiaries and its immediate parent, Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”), from Energy Future Holdings Corp. (“EFH Corp.”), the parent of EFIH, and EFH Corp.’s other Affiliates, including the Issuer. Those measures include the Oncor Subsidiaries being treated as “Unrestricted Subsidiaries” with respect to the EFH Corp. 2017 Notes, the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, in each case guaranteed by EFIH and Energy Future Competitive Holdings Company (“EFCH”) and the EFIH 9.75% Notes. In order to comply with these ring-fencing obligations, the Oncor Subsidiaries will also be Unrestricted Subsidiaries with respect to the Notes. As Unrestricted Subsidiaries, the Oncor Subsidiaries will not be subject to any of the covenants described herein and will not guarantee the Notes.

The Holders of the Notes, by accepting the Notes, acknowledge (i) the legal separateness of the Issuer from the Oncor Subsidiaries, (ii) that the lenders under the Oncor Electric Delivery Facility and the noteholders under Oncor’s existing debt instruments have likely advanced funds thereunder in reliance upon the separateness of the Oncor Subsidiaries from the Issuer, (iii) that the Oncor Subsidiaries have assets and liabilities that are separate from those of the Issuer and its other Subsidiaries, (iv) that the obligations owing under the Notes are obligations and liabilities of the Issuer only, and are not the obligations or liabilities of any Oncor Subsidiary, (v) that the Holders of the Notes shall look solely to the Issuer and its assets, and not to any assets, or to the pledge of any assets, owned by any Oncor Subsidiary, for the repayment of any amounts payable pursuant to the Notes and for satisfaction of any other obligations owing to the Holders under the Indenture and any related documents and (vi) that none of the Oncor Subsidiaries shall be personally liable to the Holders of the Notes for any amounts payable, or any other obligation, under the Indenture or any related documents.

The Holders of the Notes, by accepting the Notes, shall acknowledge and agree that the Holders of the Notes shall not (i) initiate any legal proceeding to procure the appointment of an administrative receiver or (ii) institute any bankruptcy, reorganization, insolvency, winding up, liquidation, or any like proceeding under applicable law, against any Oncor Subsidiary, or against any of the Oncor Subsidiaries’ assets. The Holders further acknowledge and agree that each of the Oncor Subsidiaries is a third party beneficiary of the forgoing covenant and shall have the right to specifically enforce such covenant in any proceeding at law or in equity. The foregoing acknowledgements and agreements will be contained in the Indenture.

The following description is only a summary of the material provisions of the Indenture and the Security Documents, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture and the Security Documents, including the definitions therein of certain terms used below. We urge you to read the Indenture and the Security Documents because they, and not this description, will define your rights as Holders of the Notes. You may request copies of the Indenture and the Security Documents at our address set forth under the heading “Available Information.”

No Restricted Subsidiaries

EFIH is a holding company for its Subsidiaries, including EFIH Finance, with no material operations of its own and only limited assets. EFIH will not have any Restricted Subsidiaries on the Issue Date (other than EFIH Finance). As of the Issue Date, the only Subsidiaries of EFIH will consist of the Oncor Subsidiaries, which are Unrestricted Subsidiaries, and EFH Finance, which will not have any Subsidiaries. Accordingly, none of EFIH’s Subsidiaries (other than EFIH Finance) will be subject to the restrictive covenants described herein and none of such Subsidiaries will guarantee the Notes.

Brief Description of Notes

The Notes:

•

will be senior obligations of the Issuer and will rank equally in right of payment with all existing and future Senior Indebtedness of the Issuer (including EFIH’s guarantees of certain of EFH Corp.’s Indebtedness, including the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and the EFH Corp. 2017 Notes);

•

will be secured, equally and ratably with the EFIH 9.75% Notes and EFIH’s guarantee of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, by the pledge of any investments EFIH owns in any Oncor Subsidiary (as described below under “—Security for the Notes”), which on the Issue Date will consist of all of the membership interests EFIH owns in Oncor Holdings;

•	will be effectively senior to all unsecured Indebtedness of EFIH and any future Junior Lien Debt, to the extent of the value of the Collateral;

•	will be effectively subordinated to any Indebtedness of EFIH secured by assets of EFIH other than the Collateral, to the extent of the value of the assets securing such Indebtedness;

•

will be structurally subordinated to all Indebtedness and other liabilities of the Subsidiaries of EFIH (other than EFIH Finance), including the Oncor Subsidiaries, any of EFIH’s Foreign Subsidiaries and any other Unrestricted Subsidiaries; and

•	will be senior in right of payment to any future Subordinated Indebtedness of the Issuer.

See “Risk Factors—Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes—After giving effect to the exchange offers, the liabilities of EFIH may exceed its assets as shown on its most recent balance sheet. If a court were to find that EFIH was insolvent before or after giving effect to the exchange offers and did not receive reasonably equivalent value or fair consideration in the exchange offers, the court may void all or a portion of the obligations represented by the New EFIH Senior Secured Notes or the pledge of the Collateral granted by EFIH for such notes as a fraudulent conveyance.”

Holding Company Structure

EFIH is a holding company for its Subsidiaries, including EFIH Finance, with no material operations of its own and only limited assets. Accordingly, EFIH is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, and investments into EFIH by its parent company, EFH Corp., to service its debt obligations. EFH Corp. is itself a holding company, and will primarily be dependent upon the distribution of the earnings of its other Subsidiaries (including TCEH and its Subsidiaries), whether in the form of dividends, advances or payments on account of intercompany obligations, and investments into EFH Corp. by its parent company, Texas Energy Future Holdings Limited Partnership, to make such Investments in EFIH. See “Risk Factors—Risks Related to Structure—EFIH is a holding company and its obligations are structurally subordinated to existing and future liabilities and preferred stock of its subsidiaries.”

There will be no initial guarantees of the Notes. Therefore, the Notes will be structurally subordinated to all Indebtedness and other liabilities of all the Subsidiaries of EFIH (other than EFIH Finance). In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to EFIH. For the year ended December 31, 2009 and the six months ended June 30, 2010, the non-guarantor Subsidiaries generated all of the Issuer’s net income. In addition, at June 30, 2010, EFIH’s investment in the non-guarantor Subsidiaries represented more than 95% of its total assets.

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the Notes. The initial paying agent for the Notes will be the Trustee at its offices in Houston, Texas.

The Issuer will also maintain a registrar. The initial registrar will be the Trustee at its offices in Houston, Texas. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer will not be required to transfer or exchange any Note selected for redemption. Also, the Issuer will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

The Issuer will issue up to $2.18 billion in aggregate principal amount of Notes in the Exchange Offer. The Notes will mature on December 1, 2020. Subject to compliance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Limitation on Liens,” the Issuer may issue additional Notes from time to time after the Issue Date under the Indenture (any such Notes, “Additional Notes”). The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of the Notes” section include any Additional Notes that are actually issued.

Interest on the Notes will accrue at the rate of 10.00% per annum and will be payable semi-annually in arrears on each June 1 and December 1, commencing on December 1, 2010, to the Holders of record on the immediately preceding May 15 and November 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the Issue Date. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Issuer maintained for such purpose within the City of Houston and State of Texas or, at the option of the Issuer, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuer, the Issuer’s office or agency in Houston, Texas will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under “—Repurchase at the Option of Holders.” The Issuer may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuer will not be entitled to redeem Notes at its option prior to December 1, 2015.

At any time prior to December 1, 2015, the Issuer may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Notes or otherwise in accordance with the procedures of DTC, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the date of redemption (the “Redemption Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

On and after December 1, 2015, the Issuer may redeem the Notes, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to the registered address of each Holder of Notes or otherwise in accordance with the procedures of DTC, at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on December 1 of each of the years indicated below:

Year	Percentage
2015	105.000%
2016	103.333%
2017	101.667%
2018 and thereafter	100.000%

In addition, until December 1, 2013, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price equal to 110.000% of the aggregate principal amount thereof, plus accrued and unpaid interest to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that at least 50% of the sum of the original aggregate principal amount of Notes issued under the Indenture and the original principal amount of any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; and provided, further that each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Any notice of any redemption may be given prior to the redemption thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction.

If the Issuer redeems less than all of the outstanding Notes, the Trustee shall select the Notes to be redeemed in the manner described under “—Repurchase at the Option of Holders—Selection and Notice.”

Security for the Notes

Collateral Trustee

EFIH has appointed The Bank of New York Mellon Trust Company, N.A. to serve as the collateral trustee (the “Collateral Trustee”) for the benefit of the holders of the Secured Debt Obligations outstanding from time to time.

The Security Documents provide that the Collateral Trustee will be subject to such directions as may be given it by the Trustee and by any other Parity Lien Debt Representatives from time to time as required or permitted by the Indenture and the other Parity Lien Debt Documents. The relative rights with respect to control of the Collateral Trustee are specified in the collateral trust agreement dated as of November 16, 2009 by and among EFIH, the trustees for the EFIH 9.75% Notes, the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, any other Parity Lien Debt Representatives, any Junior Lien Debt Representatives and the Collateral Trustee (the “Collateral Trust Agreement”). On the Issue Date, the Collateral Trustee and the Trustee for the benefit of the Notes will enter into a Collateral Trust Joinder (as defined in the Collateral Trust Agreement) to the Collateral Trust Agreement (the “Joinder”) and the Notes will be designated as “Parity Lien Debt” pursuant to an Additional Secured Debt Designation as defined in and as required by the Collateral Trust Agreement (the “Designation”). Except as provided in the Collateral Trust Agreement or as directed by an Act of Required Debt holders, the Collateral Trustee will not be obligated:

(1) to act upon directions purported to be delivered to it by any other Person;

(2) to foreclose upon or otherwise enforce any Lien; or

(3) to take any other action whatsoever with regard to any or all of the Security Documents, the Liens created thereby or the Collateral.

Collateral

The Indenture will provide and the Security Documents provide that all Note Obligations of EFIH, together with any other Parity Lien Debt (which on the Issue Date will include the EFIH 9.75% Notes and EFIH’s guarantee of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes), will be secured on an equal and ratable basis by first-priority security interests granted to the Collateral Trustee, in all of the following property of EFIH:

(1) any Equity Interests it owns as of the Issue Date or may thereafter acquire in any Oncor Subsidiary and any promissory notes or other Indebtedness owed by, or other Investments in, any Oncor Subsidiary that it owns as of the Issue Date or it may thereafter acquire;

(2) all proceeds of, income and other payments (including, without limitation, dividends and distributions received) now or hereafter due and payable with respect to, and supporting obligations relating to, any and all of the foregoing, which, in the case of cash dividends and distributions received by EFIH from Oncor Holdings may be used by EFIH for any purpose not prohibited by the Indenture so long as no Event of Default and no event of default under any other Parity Lien Debt, including the EFIH 9.75% Notes and EFIH’s guarantee of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, shall have occurred and be continuing; and

(3) any Asset Sale Cash Collateral Account established pursuant to the Indenture, the EFIH 9.75% Notes Indenture, the EFH Corp. 10.000% Notes Indenture or the EFH Corp. 9.75% Notes Indenture.

On the Issue Date, the Collateral will consist of a pledge of all of the membership interests EFIH owns in Oncor Holdings. Oncor Holdings owns approximately 80% of Oncor Electric Delivery’s outstanding membership interests. On November 16, 2009, EFIH and the Collateral Trustee entered into a pledge agreement (the “Pledge Agreement”), whereby the Collateral was pledged in favor of the Collateral Trustee for the benefit of the Collateral Trustee, the trustee for, and the holders of, the EFIH 9.75% Notes and the EFH Corp. 9.75% Notes and any other Secured Debt Obligations that may be issued in accordance with the EFIH 9.75% Notes

Indenture and the EFH Corp. 9.75% Notes Indenture (including the Notes and the EFH Corp. 10.000% Notes). As a result of the Joinder and the Designation, the Trustee and the holders of the Notes issued in the exchange offers will benefit from the pledge of Collateral under the Pledge Agreement. The Collateral does not consist of any assets of any Oncor Subsidiary. See “Risk Factors—Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes—The New EFIH Senior Secured Notes will be secured only to the extent of the value of the assets that have been granted as security for the New EFIH Senior Secured Notes”; “—Regulatory approvals may be required in order to enforce the security interests against the Collateral and to dispose of an interest in, or operational control of, the Collateral that secures the New EFIH Senior Secured Notes”; “—In the event of the Offeror’s bankruptcy, your ability to realize upon the Collateral securing the New EFIH Senior Secured Notes will be subject to certain bankruptcy law limitations”; and “—The value of the Collateral may be diluted if we issue additional debt that is secured equally and ratably by the same Collateral securing the New EFIH Senior Secured Notes or if the Collateral is sold.”

No appraisal of the value of the Collateral was made in connection with the issuance of the EFIH 9.75% Notes, the EFH Corp. 9.75% Notes or the EFH Corp. 10.000% Notes, and no such appraisal will be made in connection with the issuance of the Notes. The value of the Collateral in the event of liquidation will depend on many factors. Consequently, liquidating the Collateral may not produce proceeds in an amount sufficient to pay any amounts due on the Secured Debt Obligations, including the Notes.

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay the Parity Lien Obligations, including the Note Obligations. Any claim for the difference between the amount, if any, realized by Holders of the Notes from the sale of Collateral securing the Secured Debt Obligations will rank equally in right of payment with all of our other unsecured unsubordinated Indebtedness and other obligations, including trade payables.

So long as no Event of Default and no event of default under any other Parity Lien Debt, including the EFIH 9.75% Notes, the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, shall have occurred and be continuing, and subject to certain terms and conditions, EFIH will be entitled to exercise any voting and other consensual rights pertaining to the Collateral (other than as set forth in the Pledge Agreement and the other Security Documents). The Pledge Agreement requires EFIH to deliver to the Collateral Trustee, for the Collateral Trustee to maintain in its possession, certificates, if any, evidencing the Collateral. Upon the occurrence and during the continuance of an Event of Default under the Notes, to the extent permitted by law and subject to the provisions of the Pledge Agreement, all of the rights of EFIH to exercise voting or other consensual rights with respect to the Collateral will cease, and all such rights will become vested in the Collateral Trustee, which, to the extent permitted by law, will have the sole right to exercise such voting and other consensual rights.

Certain bankruptcy limitations

The right of the Collateral Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against EFIH prior to the Collateral Trustee having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), a secured creditor such as the Collateral Trustee is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without bankruptcy court approval.

In view of the broad equitable powers of a U.S. bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the

Collateral Trustee could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent Holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral. The Bankruptcy Code permits only the payment and/or accrual of post-petition interest, costs and attorneys’ fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of the Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount at maturity of the obligations secured by the Collateral. There can be no assurance that the value of the Collateral will exceed the outstanding principal amount of the Notes and the other Parity Lien Debt, including the EFIH 9.75% Notes, the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes.

Furthermore, in the event a bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the Notes and the other Parity Lien Obligations, including the EFIH 9.75% Notes and EFIH’s guarantee of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes, the Holders of the Notes and the holders of the other Parity Lien Debt would hold secured claims to the extent of the value of the Collateral to which the Holders of the Notes and the holders of the other Parity Lien Debt are entitled, and unsecured claims with respect to any such shortfall.

Additional Parity Lien Debt

On November 16, 2009, $141,083,000 aggregate principal amount of EFIH 9.75% Notes were issued by the Issuer and $115,446,000 aggregate principal amount of EFH Corp. 9.75% Notes were issued by EFH Corp. and, prior to the date of this Prospectus, $1,060,757,000 aggregate principal amount of EFH Corp. 10.000% Notes were issued by EFH Corp., all of which constitutes Parity Lien Debt and is secured by the Collateral on an equal and ratable basis with the Notes. As of the date of this Prospectus, $1,317,286,000 aggregate principal amount of Parity Lien Debt was outstanding. In addition, the Indenture will provide and the Security Documents provide that the Issuer may incur additional Parity Lien Debt as permitted by the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Limitation on Liens,” by issuing Additional Notes under the Indenture or under one or more additional indentures or incurring other Indebtedness secured by Parity Liens on the Collateral. All additional Parity Lien Debt will be secured equally and ratably with the Notes by Liens on the Collateral held by the Collateral Trustee for as long as EFIH’s Note Obligations are secured by the Collateral. The Collateral Trustee under the Collateral Trust Agreement will hold all Parity Liens in trust for the benefit of the Holders of the Notes and the holders of the other Parity Lien Debt and the holders of any future Parity Lien Debt and all other Parity Lien Obligations. Additional Parity Lien Debt will be permitted to be secured by the Collateral only if such Parity Lien Debt and the related Parity Liens are permitted to be incurred under the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Limitation on Liens.” The agent or representative of any additional Parity Lien Debt will become a party to the Collateral Trust Agreement by joinder agreement.

Future Junior Lien Debt

The Indenture will provide and the Security Documents provide that EFIH may incur Junior Lien Debt in the future by issuing or guaranteeing debt securities under one or more indentures, incurring Indebtedness under Credit Facilities or otherwise issuing or increasing a new Series of Secured Lien Debt secured by Junior Liens on the Collateral. Junior Lien Debt will be permitted to be secured by the Collateral only if such Junior Lien Debt and the related Junior Liens are permitted to be incurred under the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Limitation on Liens.” The Collateral Trustee under the Collateral Trust Agreement will hold all Junior Liens in trust for the benefit of the holders of any Junior Lien Debt and all other Junior Lien Obligations. The agent or representative of any Junior Lien Obligations will become a party to the Collateral Trust Agreement by joinder agreement.

Enforcement of Liens

If the Collateral Trustee at any time receives written notice stating that any event has occurred that constitutes a default under any Secured Debt Document entitling the Collateral Trustee to foreclose upon, collect or otherwise enforce its Liens thereunder, it will promptly deliver written notice thereof to each Secured Debt Representative. Thereafter, the Collateral Trustee will await direction by an Act of Required Debtholders and will act, or decline to act, as directed by an Act of Required Debtholders, in the exercise and enforcement of the Collateral Trustee’s interests, rights, powers and remedies in respect of the Collateral or under the Security Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Trustee will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Required Debtholders. Unless it has been directed to the contrary by an Act of Required Debtholders, the Collateral Trustee in any event may (but will not be obligated to) take or refrain from taking such action with respect to any default under any Secured Debt Document as it may deem advisable to preserve and protect the value of the Collateral.

Until the Discharge of Parity Lien Obligations, the Holders of the Notes and the holders of other Parity Lien Obligations will have, subject to the exceptions set forth below in clauses (1) through (4), the exclusive right to authorize and direct the Collateral Trustee with respect to the Security Documents and the Collateral (including, without limitation, the exclusive right to authorize or direct the Collateral Trustee to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral) and neither the provisions of the Security Documents relating thereto (other than in accordance with the Collateral Trust Agreement) nor any Junior Lien Representative or holder of Junior Lien Obligations, if any, may authorize or direct the Collateral Trustee with respect to such matters. Notwithstanding the foregoing, the holders of Junior Lien Obligations may direct the Collateral Trustee with respect to such matters:

(1) without any condition or restriction whatsoever, at any time after the Discharge of Parity Lien Obligations;

(2) to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Parity Lien Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Parity Lien Obligations;

(3) as necessary to perfect or establish the priority (subject to Parity Liens) of the Junior Liens upon any Collateral; provided that, unless otherwise agreed to by the Collateral Trustee in the Security Documents, the holders of Junior Lien Obligations may not require the Collateral Trustee to take any action to perfect any Collateral through possession or control (other than the Collateral Trustee as agent for the benefit of the Parity Lien Representative and holders of the Parity Lien Obligations agreeing pursuant to the Collateral Trust Agreement to act as bailee for the Collateral Trustee as agent for the benefit of the Junior Lien Representatives and holders of the Junior Lien Obligations); or

(4) as necessary to create, prove, preserve or protect (but not enforce) the Junior Liens upon any Collateral.

Both before and during an insolvency or liquidation proceeding until the Discharge of Parity Lien Obligations, none of the holders of Junior Lien Obligations, the Collateral Trustee (unless acting pursuant to an Act of Required Debtholders) or any Junior Lien Representative will be permitted to:

(1) request judicial relief, in an insolvency or liquidation proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the holders of Parity Lien Obligations in respect of the Parity Liens or that would limit, invalidate, avoid or set aside any Parity Lien or subordinate the Parity Liens to the Junior Liens or grant the Junior Liens equal ranking to the Parity Liens;

(2) oppose or otherwise contest any motion for (A) relief from the automatic stay or (B) any injunction against foreclosure or (C) any enforcement of Parity Liens, in each case made by any holder of Parity Lien Obligations or any Parity Lien Representative in any insolvency or liquidation proceeding;

(3) oppose or otherwise contest any lawful exercise by any holder of Parity Lien Obligations or any Parity Lien Representative of the right to credit bid Parity Lien Obligations at any sale of Collateral in the foreclosure of Parity Liens;

(4) oppose or otherwise contest any other request for judicial relief made in any court by any holder of Parity Lien Obligations or any Parity Lien Representative relating to the lawful enforcement of any Parity Lien; or

(5) challenge the validity, enforceability, perfection or priority of the Parity Liens with respect to the Collateral.

Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of Junior Lien Obligations or Junior Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of an insolvency or liquidation proceeding against EFIH in accordance with applicable law; provided the Collateral Trust Agreement provides that no holder of Junior Lien Obligations or Junior Lien Representative will be permitted to take any of the actions prohibited by clauses (1) through (5) of the preceding paragraph or oppose or contest any order that it has agreed not to oppose or contest under the provisions described under “—Insolvency or Liquidation Proceedings.”

At any time prior to the Discharge of Parity Lien Obligations and after (1) the commencement of any insolvency or liquidation proceeding in respect of EFIH or (2) the Collateral Trustee and each Junior Lien Representative have received written notice from any Parity Lien Representative stating that (A) any Series of Parity Lien Debt has become due and payable in full (whether at maturity, upon acceleration or otherwise) or (B) the holders of Parity Liens securing one or more Series of Parity Lien Debt have become entitled under any Parity Lien Document to and desire to enforce any or all of the Parity Liens by reason of a default under such Parity Lien Documents, no payment of money (or the equivalent of money) will be made from the proceeds of Collateral by EFIH to the Collateral Trustee (other than distributions to the Collateral Trustee in respect of its fees under the Collateral Trust Agreement and for the benefit of the holders of Parity Lien Obligations), any Junior Lien Representative or any holder of Junior Lien Obligations (including, without limitation, payments and prepayments made for application to Junior Lien Obligations).

All proceeds of Collateral received by any Junior Lien Representative or any holder of Junior Lien Obligations in violation of the immediately preceding paragraph will be held by such Person in trust for the account of the holders of Parity Lien Obligations and remitted to any Parity Lien Representative upon demand by such Parity Lien Representative. The Junior Liens will remain attached to and, subject to the provisions described under “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens,” enforceable against all proceeds so held or remitted. All proceeds of Collateral received by any Junior Lien Representative or any holder of Junior Lien Obligations not in violation of the immediately preceding paragraph will be received by such Person free from the Parity Liens.

Pursuant to the Public Utility Regulatory Act (“PURA”), Texas Utilities Code §§39.262(l) and 39.915 and, through October 10, 2012, to the Order on Rehearing in the Public Utility Commission of Texas (the “PUCT”) Docket No. 34077, the PUCT must approve any change in majority ownership, controlling ownership or operational control of Oncor Electric Delivery. As a result, prior to any foreclosure on the Collateral consisting of membership interests in Oncor Holdings, approval of the PUCT will be required if such foreclosure consists of a change in majority ownership or control of Oncor Holdings. Pursuant to PURA §§39.262(m) and 39.915(b), the PUCT will approve such a transfer if it finds that the transaction is in the public interest. In making its determination, these sections of PURA provide that the PUCT will consider whether the transaction will adversely affect the reliability of service, availability of service or cost of service of Oncor Electric Delivery. We cannot assure you that such approval will be granted and, if it is not granted, the Collateral Trustee may not be able to liquidate the Collateral consisting of membership interests and, accordingly, the Collateral Trustee may not be able to distribute any proceeds to Holders of the Notes upon such foreclosure. If the approval is granted, then PUCT approval would also be required with respect to any subsequent disposition of a majority or controlling interest in the membership interests of Oncor Holdings.

In addition, pursuant to the terms of an investor rights agreement among EFH Corp., Oncor Holdings, Oncor Electric Delivery and the minority investor in Oncor Electric Delivery, a transfer of the Equity Interests in Oncor Holdings to a third party, including as a result of any enforcement of the Lien on the Collateral consisting of Equity Interests of Oncor Holdings or Oncor Electric Delivery, may give rise to a tag-along right of the minority investor(s) in Oncor Electric Delivery to participate in that transfer on a pro rata basis.

Waiver of Right of Marshalling

The Collateral Trust Agreement provides that, prior to the Discharge of Parity Lien Obligations, the holders of Junior Lien Obligations, each Junior Lien Representative and the Collateral Trustee may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the holders of Parity Lien Obligations and the Parity Lien Representatives (in their capacity as senior or priority lienholders) with respect to the Collateral. Following the Discharge of Parity Lien Obligations, the holders of Junior Lien Obligations and any Junior Lien Representative may assert their right under the Uniform Commercial Code or otherwise to any proceeds remaining following a sale or other disposition of Collateral by, or on behalf of, the holders of Parity Lien Obligations.

Insolvency or Liquidation Proceedings

If in any insolvency or liquidation proceeding and prior to the Discharge of Parity Lien Obligations, the holders of Parity Lien Obligations by an Act of Required Debtholders consent to any order:

(1) for use of cash collateral;

(2) approving a debtor-in-possession financing secured by a Lien that is senior to or on a parity with all Parity Liens upon any property of the estate in such insolvency or liquidation proceeding;

(3) granting any relief on account of Parity Lien Obligations as adequate protection (or its equivalent) for the benefit of the holders of Parity Lien Obligations in the Collateral; or

(4) relating to a sale of assets of EFIH that provides, to the extent the Collateral sold is to be free and clear of Liens, that all Parity Liens and Junior Liens will attach to the proceeds of the sale;

then, the holders of Junior Lien Obligations and the Junior Lien Representatives will not oppose or otherwise contest the entry of such order; provided, that the holders of Junior Lien Obligations or a Junior Lien Representative may request the grant to the Collateral Trustee, for the benefit of the holders of Junior Lien Obligations and the Junior Lien Representatives, of a Junior Lien upon any property on which a Lien is (or is to be) granted under such order to secure the Parity Lien Obligations, co-extensive in all respects with, but subordinated, as provided in the provisions described under “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens,” to, such Lien and all Parity Liens on such property. The holders of Parity Lien Obligations (including the Holders of the Notes) and the Parity Lien Representatives (including the Trustee) will agree not to oppose or otherwise contest in any respect any request made by the Junior Lien Representatives for a Junior Lien pursuant to the proviso to the preceding sentence.

Notwithstanding the foregoing, both before and during an insolvency or liquidation proceeding, the holders of Junior Lien Obligations and the Junior Lien Representatives may take any actions and exercise any and all rights that would be available to a holder of unsecured claims, including, without limitation, the commencement of insolvency or liquidation proceedings against EFIH in accordance with applicable law; provided that the Collateral Trust Agreement provides that no holder of Junior Lien Obligations or Junior Lien Representative will be permitted to take any of the actions prohibited under the third and fourth paragraphs of the provisions described under “—Enforcement of Liens,” or oppose or contest any order that it has agreed not to oppose or contest under clauses (1) through (4) of the preceding paragraph.

Neither the holders of Junior Lien Obligations nor any Junior Lien Representative will file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral under the Junior Liens, except that:

(1) they may freely seek and obtain relief granting a Junior Lien co-extensive in all respects with, but subordinated, as provided in the provisions described under “—Provisions of the Indenture Relating to Security—Ranking of Parity Liens,” to, all Liens granted in such insolvency or liquidation proceeding to, or for the benefit of, the holders of Parity Lien Obligations; and

(2) they may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of Parity Lien Obligations.

Order of Application

The Collateral Trust Agreement provides that if any Collateral is sold or otherwise realized upon by the Collateral Trustee in connection with any foreclosure, collection or other enforcement of Liens granted to the Collateral Trustee in the Security Documents, the proceeds received by the Collateral Trustee from such foreclosure, collection or other enforcement will be distributed by the Collateral Trustee in the following order of application:

FIRST, to the payment of all amounts payable under the Collateral Trust Agreement on account of the Collateral Trustee’s fees and any reasonable legal fees, costs and expenses or other liabilities of any kind incurred by the Collateral Trustee or any co-trustee or agent of the Collateral Trustee in connection with any Security Document;

SECOND, ratably to the respective Parity Lien Representatives for application, after payment of any fees and expenses (including but not limited to, attorney’s fees and expenses) of such Parity Lien Representative, to the payment of all outstanding Notes and other Parity Lien Debt and any other Parity Lien Obligations that are then due and payable in such order as may be provided in the relevant Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Notes and other Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the relevant Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Parity Lien Document) of all outstanding letters of credit constituting Parity Lien Debt);

THIRD, to the respective Junior Lien Representatives for application to the payment of all outstanding Junior Lien Debt and any other Junior Lien Obligations that are then due and payable in such order as may be provided in the Junior Lien Documents in an amount sufficient to pay in full in cash all outstanding Junior Lien Debt and all other Junior Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Junior Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Junior Lien Document) of all outstanding letters of credit, if any, constituting Junior Lien Debt); and

FOURTH, any surplus remaining after the payment in full in cash of the amounts described in the preceding clauses will be paid to EFIH, or its successors or assigns, or as a court of competent jurisdiction may direct.

If any Junior Lien Representative or any holder of a Junior Lien Obligation collects or receives any proceeds in respect of any foreclosure, collection or other enforcement to which it was not entitled pursuant to the terms of the immediately preceding paragraphs, whether after the commencement of an insolvency or liquidation proceeding or otherwise, such Junior Lien Representative or such holder of a Junior Lien Obligation, as the case may be, will forthwith deliver the same to the Collateral Trustee to be applied in accordance with the provisions set forth in the immediately preceding paragraphs. Until so delivered, such proceeds will be held by that Junior Lien Representative or that holder of a Junior Lien Obligation, as the case may be, in trust for the benefit of the holders of the Parity Lien Obligations. These provisions will not apply to payments received by any holder of Junior Lien Obligations if such payments are not proceeds of, or the result of a realization upon, Collateral.

The provisions set forth above under this “Order of Application” caption are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Secured Debt Obligations, each present and future Secured Debt Representative and the Collateral Trustee as holder of Parity Liens and Junior Liens. EFIH will be required to cause the Secured Debt Representative of each future Series of Secured Lien Debt to deliver a joinder to the Collateral Trust Agreement, including a Lien Sharing and Priority Confirmation, to the Collateral Trustee and each other Secured Debt Representative at the time of incurrence of such Series of Secured Lien Debt.

In connection with the application of proceeds in accordance with the provisions set forth above under this “Order of Application” caption, except as otherwise directed by an Act of Required Debtholders, the Collateral Trustee may sell any non-cash proceeds for cash prior to the application of the proceeds thereof.

Release of Security Interests

The Security Documents provide that the Collateral will be released:

1. in whole, upon (a) payment in full of all outstanding Secured Debt Obligations at the time such debt is paid in full and (b) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization in an account maintained by the Collateral Trustee (at the lower of (1) 105% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Secured Debt Documents) of all outstanding letters of credit issued pursuant to any Secured Debt Documents; provided that the Issuer has delivered an Officer’s Certificate to the Collateral Trustee certifying that the conditions described in this paragraph 1. have been met and that such release of the Collateral does not violate the terms of any applicable Secured Debt Document;

2. with respect to the Note Obligations only, upon satisfaction and discharge of the Indenture as set forth under “—Satisfaction and Discharge”;

3. with respect to the Note Obligations only, upon a Legal Defeasance or Covenant Defeasance as set forth under “—Legal Defeasance and Covenant Defeasance”;

4. with respect to the Note Obligations only, upon payment in full of the Notes and all other Note Obligations that are outstanding, due and payable at the time the Notes are paid in full;

5. with respect to any Secured Debt Obligations (other than Note Obligations) only, upon payment in full of such Secured Lien Debt and all other Secured Debt Obligations in respect thereof that is outstanding, due and payable at the time such Secured Lien Debt is paid in full;

6. as to a release of all or substantially all of the Collateral, if (a) consent to the release of that Collateral has been given by holders of 66 2/3% of the aggregate principal amount of Parity Lien Debt at the time outstanding voting together as one class, as provided for in the applicable Secured Debt Documents; provided that if an Event of Default under the Notes or an event of default with respect to any other Secured Lien Debt has occurred and is continuing at the time of the solicitation of any such consent, the consent of holders of 66 2/3% of the aggregate principal amount of Secured Lien Debt at the time outstanding voting together as one class shall also be required, and (b) EFIH has delivered an Officer’s Certificate to the Collateral Trustee certifying that any such necessary consents have been obtained and that such release of the Collateral does not violate the terms of any applicable Secured Debt Document;

7. as to a release of less than all or substantially all of the Collateral, if (A) consent to the release of all Parity Liens (or, at any time after the Discharge of Parity Lien Obligations, consent to the release of all Junior Liens) on such Collateral has been given by holders of a majority of the aggregate principal amount of Parity Lien Debt at the time outstanding voting as one class, as provided for in the Parity Lien Documents (or, at any time after the Discharge of Parity Lien Obligations, holders of a majority of the aggregate principal amount of the Junior Lien Debt at the time outstanding voting together as one class, as provided for in the Junior Lien Documents) and (B) EFIH has delivered an Officer’s Certificate to the Collateral Trustee certifying that any such necessary consents have been obtained and that such release of the Collateral does not violate the terms of any applicable Secured Debt Document;

8. as to any Collateral that is sold, transferred or otherwise disposed of by EFIH in a transaction or other circumstance that is not prohibited by the terms of any applicable Secured Debt Document, at the time of, or immediately prior to, such sale, transfer or other disposition; provided that EFIH has delivered an Officer’s Certificate to the Collateral Trustee certifying that any such sale, transfer or other disposition does not violate the terms of any applicable Secured Debt Document; or

9. with respect to the Note Obligations only, in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance with the provisions described under “—Amendment, Supplement and Waiver,” and upon delivery of instructions and any other documentation, in each case as required by the Indenture and the Security Documents, in a form satisfactory to the Collateral Trustee.

Upon compliance by EFIH with the conditions precedent set forth above, the Collateral Trustee will promptly cause to be released and reconveyed to EFIH the released Collateral.

Amendment

The Collateral Trust Agreement provides that no amendment or supplement to the provisions of the Collateral Trust Agreement or any other Security Document will be effective without the approval of the Collateral Trustee acting as directed by an Act of Required Debtholders, except that:

(1) any amendment or supplement that has the effect solely of (a) adding or maintaining Collateral, securing additional Secured Lien Debt that was otherwise permitted by the terms of the Secured Debt Documents to be secured by the Collateral or preserving, perfecting or establishing the priority of the Liens thereon or the rights of the Collateral Trustee therein, (b) curing any ambiguity, defect or inconsistency; (c) providing for the assumption of the obligations of EFIH under any Security Document in the case of a merger or consolidation or sale of all or substantially all of the assets of EFIH; or (d) making any change that would provide any additional rights or benefits to the holders of Secured Debt Obligations, the Secured Debt Representatives or the Collateral Trustee or that does not adversely affect the legal rights under any Secured Debt Document of any holder of Secured Debt Obligations, the Secured Debt Representatives or the Collateral Trustee, will, in each case, become effective when executed and delivered by EFIH and the Collateral Trustee;

(2) no amendment or supplement that reduces, impairs or adversely affects the right of any holder of Secured Debt Obligations:

(a) to vote its outstanding Secured Lien Debt as to any matter described as subject to an Act of Required Debtholders or direction by the Required Parity Lien Debtholders or Required Junior Lien Debtholders (or amends the provisions of this clause (2) or the definition of “Act of Required Debtholders,” “Required Parity Lien Debtholders” or “Required Junior Lien Debtholders”);

(b) to share in the order of application described under “—Order of Application” in the proceeds of enforcement of or realization on any Collateral that has not been released in accordance with the provisions described under “—Release of Security Interests”; or

(c) to require that Liens securing Secured Debt Obligations be released only as set forth in the provisions described under “—Release of Security Interests”

will become effective without the consent of the requisite percentage or number of holders of each Series of Secured Lien Debt so affected under the applicable Secured Debt Documents; and

(3) no amendment or supplement that imposes any obligation upon the Collateral Trustee or any Secured Debt Representative or adversely affects the rights of the Collateral Trustee, as determined by the Collateral Trustee in its sole discretion, or any Secured Debt Representative, respectively, in its individual capacity as such will become effective without the consent of the Collateral Trustee or such Secured Debt Representative, respectively.

Notwithstanding the foregoing clause (1), but subject to clauses (2) and (3) above:

(1) any Security Document that secures Junior Lien Obligations (but not Parity Lien Obligations) may be amended or supplemented with the approval of the Collateral Trustee acting as directed in writing by the Required Junior Lien Debtholders, unless such amendment or supplement would not be permitted under the terms of the Collateral Trust Agreement or the other Parity Lien Documents; and

(2) any amendment or waiver of, or any consent under, any provision of the Collateral Trust Agreement or any other Security Document that secures Parity Lien Obligations (except any such amendment, waiver or consent that releases Collateral with respect to which any consent of holders of Junior Lien Debt is required pursuant to the Collateral Trust Agreement, which will be governed by the provisions set forth above) will apply automatically to any comparable provision of any comparable Junior Lien Document without the consent of or notice to any holder of Junior Lien Obligations and without any action by EFIH or any Holder of Notes or holder of other Junior Lien Obligations.

Voting

In connection with any matter under the Collateral Trust Agreement requiring a vote of holders of Secured Lien Debt, each Series of Secured Lien Debt will cast its votes in accordance with the Secured Debt Documents governing such Series of Secured Lien Debt. The amount of Secured Lien Debt to be voted by a Series of Secured Lien Debt will equal (1) the aggregate outstanding principal amount of Secured Lien Debt held by such Series of Secured Lien Debt (including outstanding letters of credit whether or not then available or drawn), plus (2) the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Secured Lien Debt. Following and in accordance with the outcome of the applicable vote under its Secured Debt Documents, the Secured Debt Representative of each Series of Secured Lien Debt will vote the total amount of Secured Lien Debt under that Series of Secured Lien Debt as a block in respect of any vote under the Collateral Trust Agreement.

Provisions of the Indenture Relating to Security

Equal and Ratable Sharing of Collateral by Holders of Parity Lien Debt

The Indenture will provide that, notwithstanding:

(1) anything contained in the Collateral Trust Agreement or in any other Security Documents;

(2) the time of incurrence of any Series of Parity Lien Debt;

(3) the order or method of attachment or perfection of any Liens securing any Series of Parity Lien Debt;

(4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Parity Lien upon any Collateral;

(5) the time of taking possession or control over any Collateral;

(6) that any Parity Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7) the rules for determining priority under any law governing relative priorities of Liens,

all Parity Liens granted at any time by EFIH will secure, equally and ratably, all present and future Parity Lien Obligations.

The foregoing section is intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Parity Lien Obligations, each present and future Parity Lien Representative and the Collateral Trustee as holder of Parity Liens.

Ranking of Parity Liens

The Indenture will require the Junior Lien Documents, if any, to provide that, notwithstanding:

(1) anything to the contrary contained in the Security Documents;

(2) the time of incurrence of any Series of Parity Lien Debt;

(3) the order or method of attachment or perfection of any Liens securing any Series of Parity Lien Debt;

(4) the time or order of filing or recording of financing statements or other documents filed or recorded to perfect any Lien upon any Collateral;

(5) the time of taking possession or control over any Collateral;

(6) that any Parity Lien may not have been perfected or may be or have become subordinated, by equitable subordination or otherwise, to any other Lien; or

(7) the rules for determining priority under any law governing relative priorities of Liens,

all Junior Liens at any time granted by EFIH will be subject and subordinate to all Parity Liens securing Parity Lien Obligations.

The Indenture will also require the Junior Lien Documents, if any, to provide that the provisions described in the foregoing clauses (1) through (7) are intended for the benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of Parity Lien Obligations, each present and future Parity Lien Representative and the Collateral Trustee as holder of Parity Liens.

Relative Rights

The Indenture will require that nothing in the Junior Lien Documents will:

(1) impair, as between EFIH and the Holders of the Notes, the obligation of EFIH to pay principal, premium, if any, and interest on the Notes in accordance with their terms or any other obligation of EFIH under the Indenture;

(2) affect the relative rights of Holders of Notes as against any other creditors of EFIH (other than holders of Junior Liens or other Parity Liens);

(3) restrict the right of any Holder of Notes to sue for payments that are then due and owing (but not enforce any judgment in respect thereof against any Collateral to the extent specifically prohibited by the provisions described under “—Security for the Notes—Enforcement of Liens” or “—Security for the Notes—Insolvency or Liquidation Proceedings”);

(4) restrict or prevent any Holder of Notes or holder of other Parity Lien Obligations, the Collateral Trustee or any other Person from exercising any of its rights or remedies upon a Default or Event of Default not specifically restricted or prohibited by the provisions described under “—Security for the Notes—Enforcement of Liens” or “—Security for the Notes—Insolvency or Liquidation Proceedings”; or

(5) restrict or prevent any Holder of Notes or holder of other Parity Lien Obligations, the Trustee, the Collateral Trustee or any other Person from taking any lawful action in an insolvency or liquidation proceeding not specifically restricted or prohibited by the provisions described under “—Security for the Notes—Enforcement of Liens” or “—Security for the Notes—Insolvency or Liquidation Proceedings.”

Further Assurances

The Indenture will provide and the Security Documents provide that EFIH, at its own expense, will do or cause to be done all acts and things that may be required, or that the Collateral Trustee from time to time may reasonably request, to assure and confirm that the Collateral Trustee holds, for the benefit of the Secured Debt Representatives and holders of Secured Debt Obligations, duly created and enforceable and perfected Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the Notes are issued), in each case, as contemplated by, and with the Lien priority required under, the Secured Debt Documents.

Upon the reasonable request of the Collateral Trustee or any Secured Debt Representative at any time and from time to time, EFIH, at its own expense, will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as may be reasonably required, or that the Collateral Trustee may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Secured Debt Documents for the benefit of the holders of Secured Debt Obligations.

Impairment of Security Interest

The Pledge Agreement provides that EFIH will not take or omit to take any action which would or could reasonably be expected to have the result of materially adversely affecting or impairing the Liens in favor of the Collateral Trustee, the Trustee and the holders of the Notes with respect to the Collateral. EFIH shall not grant to any Person, or permit any Person to retain (other than the Collateral Trustee), any interest whatsoever in the Collateral, other than pursuant to clause (3) of the definition of “Permitted Liens.” EFIH and its Restricted Subsidiaries will not enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the Indenture, the Notes and the Security Documents. EFIH shall, at its sole cost and expense, execute and deliver all such agreements and instruments as necessary, or as the Trustee shall reasonably request, to more fully or accurately describe the assets and property intended to be Collateral or the obligations intended to be secured by the Pledge Agreement or any other Security Document.

After-Acquired Property

Promptly following the acquisition by EFIH of any Equity Interests in any Oncor Subsidiary or any Indebtedness of, or other Investments in, any Oncor Subsidiary or any property or assets required to be pledged as Collateral pursuant to the covenant described under “—Repurchase at the Option of Holders—Asset Sales” or any Equity Interests in or any Indebtedness of, or other Investments in, any Successor Oncor Business, EFIH will execute and deliver such security instruments, pledges, financing statements and certificates and opinions of counsel as shall be reasonably necessary to vest in the Collateral Trustee a perfected first-priority security interest in such Equity Interests, Indebtedness or other Investments or property or assets and to have such Equity Interests, Indebtedness or other Investments or property or assets added to the Collateral and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such Equity Interests, Indebtedness or other Investments or property or assets to the same extent and with the same force and effect.

Repurchase at the Option of Holders

Change of Control

The Indenture will provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption” and will redeem all of the outstanding Notes pursuant thereto, the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee or otherwise in accordance with the procedures of DTC, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes; provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that the Holders whose Notes are being repurchased only in part will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the Notes must be equal to $2,000 or an integral multiple of $1,000 in excess thereof; and

(8) the other instructions, as determined by the Issuer, consistent with the covenant described under this “—Repurchase at the Option of Holders—Change of Control” section, that a Holder must follow.

Any proceeds received by the Issuer or its Restricted Subsidiaries from a sale, conveyance or disposition of Collateral or other Oncor-related Assets that constitutes a Change of Control shall be subject to a perfected security interest for the benefit of the holders of the Secured Debt Obligations until consummation of the Change of Control Offer.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

Other agreements relating to Senior Indebtedness to which the Issuer may be a party may provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under such agreements, we could seek a waiver of such default or seek to refinance the applicable indebtedness. In the event we do not obtain such a waiver or refinance the applicable indebtedness, such default could result in amounts outstanding under the applicable indebtedness being declared due and payable and could cause any Receivables Facility to be wound down. Additionally, the terms of the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes and certain other series of EFH Corp.’s debt, including debt guaranteed by EFIH, provide that certain change of control events (including a Change of Control under the Indenture) would result in EFH Corp. being required to offer to purchase such debt.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us or EFH Corp. and, thus, the removal of incumbent management. As discussed above, a change in control of EFIH would require regulatory approval by the PUCT under the public interest standard and, through October 10, 2012, the PUCT order. As of the Issue Date, we have no present intention to engage in a transaction involving a Change of Control and we are not aware of any such transaction being contemplated by EFH Corp., although it is possible that we or EFH Corp. could decide to engage in such a transaction in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Limitation on Liens.” Such restrictions in the Indenture can be waived with the consent of the Holders of a majority in principal amount of the outstanding Notes. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes, subject to certain exceptions, a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the outstanding Notes.

Asset Sales

The Indenture will provide that EFIH will not, and will not permit any of its Restricted Subsidiaries to consummate, directly or indirectly, an Asset Sale, unless:

(1) EFIH or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by EFIH) of the assets sold or otherwise disposed of; and

(2)(A) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by EFIH or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) except in the case of an Asset Sale of Collateral, any liabilities (as shown on EFIH’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of EFIH or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes or that are owed to EFIH or an Affiliate of EFIH, that are assumed by the transferee of any such assets and for which EFIH and all of its Restricted Subsidiaries have been validly released by all applicable creditors in writing,

(b) any securities received by the EFIH or such Restricted Subsidiary from such transferee that are converted by EFIH or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by EFIH or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value; provided that the aggregate fair market value of Designated Non-cash Consideration received by EFIH after November 16, 2009 in respect of Asset Sales of Collateral shall not exceed $400.0 million, shall be deemed to be cash for purposes of this clause (A) and for no other purpose; and

(B) any consideration received by EFIH from an Asset Sale of Collateral shall be concurrently pledged as Collateral for the benefit of the Holders of the Notes and holders of the other Secured Debt Obligations; provided that to the extent such consideration is received by EFIH in cash, it shall be held in an Asset Sale Cash Collateral Account pending the application of such cash consideration pursuant to this covenant.

In respect of Net Proceeds received by EFIH or any Restricted Subsidiary from Asset Sales (other than an Asset Sale of Collateral or other Oncor-related Assets), within 450 days after the receipt of any Net Proceeds of any such Asset Sale, EFIH or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to repay or prepay Parity Lien Debt of EFIH (other than the Notes) (and, in the case of revolving loans and other similar obligations, permanently reduce the commitment thereunder) on a pro rata basis

(including to make Restricted Payments to EFH Corp. to permit EFH Corp. to repay or prepay Indebtedness of EFH Corp. (other than Indebtedness owed to a Subsidiary of EFH Corp.) that is guaranteed by EFIH and constitutes Parity Lien Debt), but only up to an aggregate principal amount equal to such Net Proceeds to be used to repay Indebtedness pursuant to this clause (1) multiplied by a fraction, the numerator of which is the aggregate outstanding principal amount of such Parity Lien Debt and the denominator of which is the aggregate principal amount of all Parity Lien Debt (including the Notes), based on amounts outstanding on the date of closing of such Asset Sale; provided that EFIH shall equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for a Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof plus the amount of accrued but unpaid interest, if any;

(2) to permanently reduce:

(a) Obligations under Senior Indebtedness which is Secured Indebtedness permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto); provided that the Issuer shall equally and ratably reduce Obligations under the Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or otherwise by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any; or

(c) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary (or any Affiliate thereof);

(3) to make (a) an Investment in any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in each of (a), (b) and (c), used or useful in a Similar Business; or

(4) to make an Investment in (a) any one or more businesses; provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (3) and (4) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as EFIH, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) (and reinvest within the later of 450 days from the date of receipt of Net Proceeds and 180 days of receipt of such commitment), and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, EFIH or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within the later of (a) 180 days of such cancellation or termination or (b) the initial 450-day period; provided further, that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Notwithstanding the preceding paragraph, to the extent that regulatory approval is necessary for an asset purchase or investment, or replacement, repair or restoration on any asset or investment, then EFIH or any Restricted Subsidiary shall have an additional 365 days to apply the Net Proceeds from such Asset Sale in accordance with the preceding paragraph.

Any Net Proceeds from Asset Sales (other than Asset Sales of Collateral or other Oncor-related Assets) that are not invested or applied as provided and within the time period set forth in the first sentence of the second preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $200.0 million, EFIH shall make an offer to all Holders of the Notes and, if required or permitted by the terms of any Senior Indebtedness, to the holders of such Senior Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Senior Indebtedness that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. EFIH will commence an Asset Sale Offer with respect to Excess Proceeds within 10 Business Days after the date that Excess Proceeds exceed $200.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, EFIH may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Senior Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Notes and such Senior Indebtedness will be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Senior Indebtedness tendered. Additionally, EFIH may, at its option, make an Asset Sale Offer using proceeds from any Asset Sale (other than Asset Sales of Collateral or other Oncor-related Assets) at any time after consummation of such Asset Sale; provided that such Asset Sale Offer shall be in an aggregate amount of not less than $25.0 million. Upon consummation of such Asset Sale Offer, any Net Proceeds not required to be used to purchase Notes shall not be deemed Excess Proceeds.

In respect of Net Proceeds received by EFIH or any Restricted Subsidiary from Asset Sales of Collateral or other Oncor-related Assets, within 450 days after the receipt by EFIH or any Restricted Subsidiary of any Net Proceeds of any such Asset Sale, EFIH or such Restricted Subsidiary shall be required to deposit the Net Proceeds from such Asset Sale into an Asset Sale Cash Collateral Account that is subject to a perfected security interest for the benefit of the holders of Secured Lien Debt to be held solely for the purpose of repayment of principal, premium, if any, and interest on, and/or to repay, prepay, repurchase or redeem, the Notes and other Parity Lien Obligations as described in the following clauses (1) and (2),

(1) to repay or prepay Parity Lien Debt of EFIH (other than the Notes) (and, in the case of revolving loans and other similar obligations, permanently reduce the commitment thereunder) on a pro rata basis (including to make Restricted Payments to EFH Corp. to permit EFH Corp. to repay or prepay Indebtedness of EFH Corp. that is guaranteed by EFIH and constitutes Parity Lien Debt), but only up to an aggregate principal amount equal to such Net Proceeds to be used to repay Indebtedness pursuant to this clause (1) multiplied by a fraction, the numerator of which is the aggregate outstanding principal amount of such Parity Lien Debt and the denominator of which is the aggregate outstanding principal amount of all Parity Lien Debt (including the Notes), in each case based on amounts outstanding on the date of closing of such Asset Sale; provided that EFIH shall equally and ratably reduce Obligations under the Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for a Collateral Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof plus the amount of accrued and unpaid interest, if any; or

(2) to repay, repurchase or redeem the Notes as provided under “—Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for a Collateral Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof plus the amount of accrued but unpaid interest, if any.

Notwithstanding the preceding paragraph, in the event that regulatory approval is necessary for an Investment in any Oncor Subsidiary, then the Issuer or any Restricted Subsidiary shall have an additional 365 days to apply the Net Proceeds from such Asset Sale in accordance with the preceding paragraph.

Any Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Collateral Excess Proceeds.” When the aggregate amount of Collateral Excess Proceeds exceeds $200.0 million, the Issuer and/or any of its Restricted Subsidiaries shall make an offer to all Holders of the Notes and, if required or permitted by the terms of any Parity Lien Debt, to the holders of such Parity Lien Debt (and if required or permitted by the terms of any Indebtedness of EFH Corp. that is guaranteed by EFIH and constitutes Parity Lien Debt, EFH Corp. may make an offer to all holders of such Indebtedness) (a “Collateral Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Parity Lien Debt that is a minimum of $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Collateral Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer and/or any of its Restricted Subsidiaries will commence a Collateral Asset Sale Offer with respect to Collateral Excess Proceeds within 10 Business Days after the date that Collateral Excess Proceeds exceed $200.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Parity Lien Debt tendered pursuant to a Collateral Asset Sale Offer is less than the Collateral Excess Proceeds, EFIH and/or any of its Restricted Subsidiaries may use any remaining Collateral Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture and the terms of such Parity Lien Debt. If the aggregate principal amount of Notes or the Parity Lien Debt surrendered by such holders thereof exceeds the amount of Collateral Excess Proceeds, the Notes and such Parity Lien Debt will be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Parity Lien Debt tendered. Additionally, the Issuer (and, if applicable, EFH Corp.) may, at its option, make a Collateral Asset Sale Offer using proceeds from any Asset Sale of Collateral or other Oncor-related Assets at any time after consummation of such Asset Sale; provided that such Collateral Asset Sale Offer shall be in an aggregate amount of not less than $25.0 million. Upon consummation of such Collateral Asset Sale Offer, any Net Proceeds not required to be used to purchase Notes shall not be deemed Collateral Excess Proceeds and the Issuer and its Restricted Subsidiaries may use any remaining Net Proceeds for general corporate purposes, subject to the other covenants contained in the Indenture.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture; provided, however, that any Net Proceeds that represents proceeds of Collateral or other Oncor-related Assets shall be deposited and held in an Asset Sale Cash Collateral Account that is subject to a perfected security interest for the benefit of the Holders of the Notes and the holders of the other Secured Debt Obligations pending final application thereof in accordance with this covenant. For the avoidance of doubt, final application of Net Proceeds that represent proceeds of Collateral or other Oncor-related Assets includes, without limitation, the consummation of a Collateral Asset Sale Offer.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer or a Collateral Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed, (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC. No Notes of $2,000 or less can be redeemed in part.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or Redemption Date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed. The notice will also state any conditions applicable to a redemption.

The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption but such redemption may be subject to one or more conditions precedent. On and after the Redemption Date, interest ceases to accrue on Notes or portions thereof called for redemption.

Certain Covenants

Limitation on Restricted Payments

EFIH will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of EFIH’s, or any of its Restricted Subsidiaries’ Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by EFIH payable solely in Equity Interests (other than Disqualified Stock) of EFIH; or

(b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, EFIH or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of EFIH or any direct or indirect parent of EFIH, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (other than Subordinated Indebtedness of EFIH to EFH Corp. or any of its subsidiaries which was used by EFIH to pay principal on its Indebtedness); or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Restricted Payment Coverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of such Restricted Payment would have been at least 2.00 to 1.00; and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by EFIH and its Restricted Subsidiaries after the Closing Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9), (14) and (18) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of EFIH for the period (taken as one accounting period) beginning October 11, 2007, to the end of EFIH’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by EFIH, of marketable securities or other property received by EFIH since immediately after the Closing Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i)(A) Equity Interests of EFIH, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value, as determined in good faith by EFIH, of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of EFIH, any direct or indirect parent company of EFIH and EFIH’s Subsidiaries after the Closing Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock; and

(B) to the extent such net cash proceeds are actually contributed to the capital of EFIH, Equity Interests of EFIH’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of EFIH that have been converted into or exchanged for such Equity Interests of EFIH;

provided, however, that this clause (b) shall not include the proceeds from (V) Refunding Capital Stock (as defined below), (W) Equity Interests or debt securities of EFIH sold to a Restricted Subsidiary, as the case may be, (X) Disqualified Stock or debt securities that have been converted into or exchanged for Disqualified Stock or (Y) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value, as determined in good faith by EFIH, of marketable securities or other property contributed to the capital of EFIH following the Closing

Date (other than net cash proceeds to the extent such net cash proceeds (i) have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (ii) are contributed by a Restricted Subsidiary or (iii) constitute Excluded Contributions); plus

(d) 100% of the aggregate amount received in cash and the fair market value, as determined in good faith by EFIH, of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to EFIH or a Restricted Subsidiary) of Restricted Investments (other than Restricted Investments in any Oncor Subsidiary or Successor Oncor Business) made by EFIH or its Restricted Subsidiaries after the Closing Date and repurchases and redemptions of such Restricted Investments from EFIH or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by EFIH or its Restricted Subsidiaries after the Closing Date; or

(ii) the sale (other than to EFIH or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary (other than (x) to the extent the Investment in such Unrestricted Subsidiary was made by EFIH or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph (y) to the extent such Investment constituted a Permitted Investment or (z) an Investment in the Oncor Subsidiaries or any Successor Oncor Business) or a distribution or dividend from an Unrestricted Subsidiary after the Closing Date (other than distributions or dividends from the Oncor Subsidiaries or any Successor Oncor Business, except to the extent such distributions or dividends were received prior to November 16, 2009 and exceeded the aggregate amount of Investments in the Oncor Subsidiaries then outstanding under clauses (7) and (11) of the next succeeding paragraph and clauses (8) and (13) of the definition of “Permitted Investments”; and to the extent that the amount of such distributions or dividends did not exceed such aggregate amount of Investments then outstanding under such clauses, the amount of such Investments then outstanding under any of such clauses shall be reduced by the amount of such distributions or dividends received); plus

(e) in the case of the redesignation of an Unrestricted Subsidiary (other than the Oncor Subsidiaries or any Successor Oncor Business) as a Restricted Subsidiary after the Closing Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by EFIH in good faith (or if such fair market value exceeds $200.0 million, in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than to the extent the Investment in such Unrestricted Subsidiary was made by EFIH or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

As of June 30, 2010, EFIH would have had approximately $1.5 billion available for Restricted Payments under clause (3) above.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Issuer or a Guarantor or any Equity Interests of any direct or indirect parent company of EFIH, in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of EFIH or any direct or indirect parent company of EFIH to the extent contributed to the capital of EFIH (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of EFIH) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Guarantor made in exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor, as the case may be, which is incurred in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of EFIH or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of EFIH, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, including any Equity Interests rolled over by management of EFIH or any of its direct or indirect parent companies in connection with the Transactions; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $25.0 million (which shall increase to $50.0 million subsequent to the consummation of an underwritten public Equity Offering by EFIH or any direct or indirect parent entity of EFIH) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $75.0 million in any calendar year (which shall increase to $150.0 million subsequent to the consummation of an underwritten public Equity Offering by EFIH or any direct or indirect parent entity of EFIH)); provided, further that such amount in any calendar year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of EFIH and, to the extent contributed to EFIH, Equity Interests of any of EFIH’s direct or indirect parent companies, in each case to members of management, directors or consultants of EFIH, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Closing Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by EFIH or its Restricted Subsidiaries after the Closing Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided, further that cancellation of Indebtedness owing to EFIH or any Restricted Subsidiary from members of management of EFIH, any of EFIH’s direct or indirect parent companies or any of EFIH’s Restricted

Subsidiaries in connection with a repurchase of Equity Interests of EFIH or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of EFIH or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)(a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by EFIH after the Closing Date;

(b) the declaration and payment of dividends to a direct or indirect parent company of EFIH, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after the Closing Date; provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to EFIH from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Restricted Payment Coverage Ratio for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date of such Restricted Payment would have been at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value), taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed (A) 1.5% of Total Assets at the time of such Investment and (B) to the extent invested in any of the Oncor Subsidiaries or any Successor Oncor Business, $500.0 million;

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on EFIH’s common stock or membership interests (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following consummation of the first public offering of EFIH’s common stock or the common stock of any of its direct or indirect parent companies after the Closing Date, of up to 6% per annum of the net cash proceeds received by or contributed to EFIH in or from any such public offering, other than public offerings with respect to EFIH’s common stock registered on Form S-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments in an aggregate amount equal to the amount of Excluded Contributions;

(11)(A) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11)(A) not to exceed $100.0 million; and (B) the making of Intercompany Loans to EFH Corp. so long as EFIH is a Subsidiary of EFH Corp. in amounts required (after taking into account any funds received by EFH Corp. from its other Subsidiaries after November 16, 2009 for such purpose) for EFH Corp. to pay, in each case without duplication, (1) interest when due on the

Existing EFH Corp. Notes (other than any Existing EFH Corp. Notes then held by EFIH) and any Indebtedness incurred to replace, refund or refinance any such debt and (2) any Optional Interest Repayment (as defined in the indenture pursuant to which the EFH Corp. 2017 Notes were issued) or any similar payments on Indebtedness incurred to replace, refund or refinance such Indebtedness; provided that in connection with any such replacement, refunding or refinancing under this clause (2), the aggregate principal amount of such Indebtedness is not increased (except by an amount equal to accrued interest, fees and expenses payable in connection therewith);

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment made as part of or in connection with the Transactions (including payments made after the Closing Date in respect of EFIH’s and its Subsidiaries’ or parent companies’ long- term incentive plan or in respect of tax gross-ups or other deferred compensation) and the fees and expenses related thereto or used to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of EFIH to permit payment by such parent of such amount), in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Sales”; provided that all Notes tendered by Holders in connection with a Change of Control Offer, Asset Sale Offer or Collateral Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends or distributions by EFIH to, or the making of loans to, any direct or indirect parent company in amounts required (after taking into account any funds received by such parent company from its other Subsidiaries after the Issue Date for such purpose) for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of EFIH and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that EFIH and its Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were EFIH, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of EFIH to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of EFIH and its Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of EFIH to the extent such costs and expenses are attributable to the ownership or operation of EFIH and its Subsidiaries;

(e) fees and expenses other than to Affiliates of EFIH related to any unsuccessful equity or debt offering of such parent entity;

(16) Restricted Payments to EFH Corp. with the Net Proceeds from Asset Sales to be used by EFH Corp. to repay or prepay Indebtedness of EFH Corp. that is guaranteed by EFIH and constitutes Parity Lien Debt, to the extent the repayment or prepayment of such Indebtedness is permitted by the second or sixth paragraph of, or an Asset Sale Offer or a Collateral Asset Sale Offer made in accordance with, the covenant described under “—Repurchase at Option of Holders—Asset Sales”;

(17) Restricted Payments in the form of a dividend to EFH Corp. (so long as EFIH is a Subsidiary of EFH Corp.) of (a) any Existing EFH Corp. Notes or Indebtedness of TCEH received by EFIH (i) in exchange for the EFIH 9.75% Notes in the exchange offer relating thereto or for the Notes in the Exchange

Offer or otherwise contributed to it or (ii) in exchange for Indebtedness of EFH Corp. or TCEH received in exchange for the EFIH 9.75% Notes in the exchange offer relating thereto or for the Notes in the Exchange Offer or otherwise contributed to it, or (b) any Indebtedness of EFH Corp. or its Subsidiaries existing on the Issue Date received by EFIH in exchange for Indebtedness of the Issuer or any Guarantor permitted to be incurred under clause (2) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” in each case, including any payments received from the applicable obligor thereon to the extent such payments are excluded when calculating Consolidated Net Income;

(18) Restricted Payments to EFH Corp. (so long as EFIH is a Subsidiary of EFH Corp.) in an aggregate amount not to exceed EFH Corp.’s Ratable Portion of Oncor Dividends to the extent such dividends have not been used by EFIH or any of its Restricted Subsidiaries to make a Restricted Payment pursuant to the first paragraph of this covenant; provided that the proceeds of such Restricted Payments are used by EFH Corp. to pay interest on the Existing EFH Corp. Notes, any Parity Lien Debt of EFH Corp. or any refinancings thereof;

(19) guarantees of Indebtedness of EFH Corp. to the extent permitted to be incurred under clause (2) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(20) Restricted Payments in the form of a dividend to EFH Corp. from the cash collateral account established to hold Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets in accordance with the sixth paragraph of the covenant described under “—Repurchase at the Option of Holders—Asset Sales,” solely to fund scheduled interest payments when due and payable on Indebtedness of EFH Corp. that is guaranteed by EFIH and constitutes Parity Lien Debt; provided that any individual Restricted Payment made pursuant to this clause (20) may not exceed the amount of the next scheduled interest payment on such Parity Lien Debt of EFH Corp. and that proceeds from such cash collateral account are being applied pro rata to make scheduled interest payments on Parity Lien Debt of EFIH, provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (7), (11) and (18), no Default shall have occurred and be continuing or would occur as a consequence thereof.

For the avoidance of doubt, the spin-off by EFH Corp. of the Equity Interests of EFIH in a Permitted Asset Transfer would not be a Restricted Payment.

As of the Issue Date, all of EFIH’s Subsidiaries (including the Oncor Subsidiaries) will be Unrestricted Subsidiaries other than EFIH Finance. EFIH will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the penultimate paragraph of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by EFIH and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Notwithstanding the foregoing provisions of this covenant, EFIH will not, and will not permit any of its Restricted Subsidiaries to, pay any cash dividend or make any cash distribution to EFH Corp. or in respect of EFIH’s Capital Stock or purchase for cash or otherwise acquire for cash any Capital Stock of EFIH or any direct or indirect parent of EFIH for the purpose of paying any cash dividend or making any cash distribution to, or acquiring Capital Stock of any direct or indirect parent of EFIH for cash from, the Investors, or guarantee any Indebtedness of any Affiliate of EFIH for the purpose of paying such dividend, making such distribution or so acquiring such Capital Stock to or from the Investors, in each case by means of utilization of the cumulative

Restricted Payment credit provided by the first paragraph of this covenant, or the exceptions provided by clauses (1), (7) or (11) of the second paragraph of this covenant or clauses (8), (10) or (13) of the definition of “Permitted Investments,” unless (x) at the time and after giving effect to such payment, the Consolidated Leverage Ratio of EFIH would be equal to or less than 6.00 to 1.00 prior to a Permitted Asset Transfer and 7.00 to 1.00 after a Permitted Asset Transfer and (y) such payment is otherwise in compliance with this covenant.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

EFIH will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness), and EFIH will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that EFIH may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of its Restricted Subsidiaries may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for EFIH and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under Credit Facilities by the Issuer or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $750.0 million outstanding at any one time;

(2) the incurrence (w) by the Issuer or any Guarantor of Indebtedness represented by the Notes to be issued on the Issue Date, (x) by the Issuer or any Guarantor of any Additional Notes (including any guarantees thereof) to be issued after the Issue Date or of any guarantee of any additional EFH Corp. 9.75% Notes or EFH Corp. 10.000% Notes issued after the Issue Date, (y) by the Issuer or any Guarantor of any other Indebtedness and (z) by the Issuer of the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes or any other Parity Lien Debt of EFH Corp. in the event it is assumed by the Issuer in connection with a Permitted Asset Transfer; provided that the aggregate principal amount of Indebtedness incurred under this clause (2), together with refinancings thereof, shall not exceed $4.0 billion; and provided, further that the aggregate amount of Indebtedness that may be incurred under this clause (2) shall be reduced by an amount equal to the amount of Parity Lien Debt repaid using the Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

(3) Indebtedness represented by (i) Indebtedness of the Issuer in existence on the Issue Date and (ii) the guarantee by EFIH of (x) Indebtedness of EFH Corp. in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2)), including its guarantees of the Existing EFH Corp. Notes (including any PIK interest which may be paid with respect thereto and guarantees thereof) and (y) additional Indebtedness of EFH Corp. incurred after the Issue Date (other than Indebtedness described in clauses (1) and (2)) up to an aggregate principal amount of $3.0 billion outstanding at any one time;

(4) Indebtedness consisting of Capitalized Lease Obligations and Purchase Money Obligations, so long as such Indebtedness (except Environmental CapEx Debt) exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

(5) Indebtedness incurred by EFIH or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation or employee health claims, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation or employee health claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of EFIH or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of EFIH, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of EFIH to a Restricted Subsidiary or (so long as EFIH is a Subsidiary of EFH Corp.) to EFH Corp. or any of its restricted Subsidiaries, (a) to the extent the proceeds of any such Indebtedness to EFH Corp. or any of its restricted Subsidiaries is used by EFIH to pay principal and interest on its Indebtedness or to make Investments in any Oncor Subsidiary or any Successor Oncor Business and (b) to the extent such Indebtedness to EFH Corp. or its restricted Subsidiaries refinances Indebtedness of EFIH, such refinancing Indebtedness has a Weighted Average Life to Maturity which is not less than the Weighted Average Life to Maturity of the Indebtedness being refinanced; provided that any such Indebtedness is expressly subordinated in right of payment to the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary (or, in the case of Indebtedness to EFH Corp or any of its restricted Subsidiaries, EFIH ceasing to be a Subsidiary of EFH Corp.) or any other subsequent transfer of any such Indebtedness (except to EFIH or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (7);

(8) Indebtedness of a Restricted Subsidiary to EFIH or another Restricted Subsidiary or if such Restricted Subsidiary is a Guarantor (so long as EFIH is a Subsidiary of EFH Corp.), to EFH Corp. or any of its restricted Subsidiaries, (a) to the extent the proceeds of such Indebtedness to EFH Corp. or its restricted Subsidiaries are used by EFIH to pay principal and interest on its Indebtedness or to make Investments in any Oncor Subsidiary or any Successor Oncor Business and (b) to the extent such Indebtedness refinances Indebtedness of EFIH, such refinancing Indebtedness has a Weighted Average Life to Maturity which is not less than the Weighted Average Life to Maturity of the Indebtedness being refinanced; provided that if a Guarantor incurs such Indebtedness, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary (or, in the case of Indebtedness to EFH Corp. or any of its restricted Subsidiaries, EFIH ceasing to be a Subsidiary of EFH Corp.) or any other subsequent transfer of any such Indebtedness (except to EFIH or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);

(9) shares of Preferred Stock of a Restricted Subsidiary issued to EFIH or another Restricted Subsidiary or if such Restricted Subsidiary is a Guarantor (so long as EFIH is a Subsidiary of EFH Corp.), to EFH Corp. or any of its restricted Subsidiaries, (a) to the extent that the proceeds of such Preferred Stock issued to EFH Corp. or its Restricted Subsidiaries are used by EFIH to pay principal and interest on its Indebtedness or to make Investments in any Oncor Subsidiary or any Successor Oncor Business and (b) to the extent such Preferred Stock refinances Indebtedness of EFIH, such Preferred Stock has a Weighted Average Life to Maturity which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being refinanced; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary (or, in the case of Preferred Stock issued to EFH Corp or any of its restricted Subsidiaries, EFIH ceasing to be a Subsidiary of EFH Corp.) or any other subsequent transfer of any such shares of Preferred Stock (except to

EFIH or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause (9);

(10) Hedging Obligations; provided that such Hedging Obligations are not entered into for speculative purposes (as determined by EFIH in its reasonable discretion acting in good faith);

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by EFIH or any of its Restricted Subsidiaries in the ordinary course of business;

(12)(a) Indebtedness or Disqualified Stock of EFIH and Indebtedness, Disqualified Stock or Preferred Stock of EFIH or any Restricted Subsidiary equal to 100.0% of the net cash proceeds received by EFIH since immediately after the Closing Date from the issue or sale of Equity Interests of EFIH or cash contributed to the capital of EFIH (in each case, other than Excluded Contributions or proceeds of Disqualified Stock or sales of Equity Interests to EFIH or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of EFIH and Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $250.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which EFIH or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence or issuance by EFIH or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock of EFIH or any Restricted Subsidiary incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock of EFIH or any Restricted Subsidiary issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock of EFIH or any Restricted Subsidiary including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of EFIH that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of EFIH or a Guarantor;

and, provided, further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Obligations under Credit Facilities secured by Permitted Liens; and, provided, further that with respect to any pollution control revenue bonds or similar instruments, the maturity of any series thereof shall be deemed to be the date set forth in any instrument governing such Indebtedness for the remarketing of such Indebtedness;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) EFIH or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by EFIH or any Restricted Subsidiary or merged into EFIH or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, either (a) EFIH would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (b) such Fixed Charge Coverage Ratio of EFIH and the Restricted Subsidiaries is greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16) Indebtedness of EFIH or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by EFIH or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary, so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of EFIH; provided that such guarantee is incurred in accordance with the covenant described under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of EFIH or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, incurred in the ordinary course of business; and

(19) Indebtedness consisting of Indebtedness issued by EFIH or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof or of any direct or indirect parent company of EFIH, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of EFIH or any direct or indirect parent company of EFIH to the extent described in clause (4) of the second paragraph under “—Limitation on Restricted Payments.”

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (19) above or is entitled to be incurred pursuant to the first paragraph of this covenant, EFIH, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; and

(2) at the time of incurrence, EFIH will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness, Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture will provide that EFIH will not, and will not permit EFIH Finance or any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of EFIH, EFIH Finance or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of EFIH, EFIH Finance or such Guarantor, as the case may be.

The Indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Limitation on Liens

EFIH will not, and will not permit EFIH Finance or any Guarantor that is a Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Issuer or any Guarantor that is a Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes and any related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes or any Guarantees are equally and ratably secured or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens;

except that the foregoing shall not apply to (a) Liens securing Indebtedness permitted to be incurred pursuant to clause (2) or clause (3) (ii) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that the Notes or any related Guarantee are secured on at least an equal and ratable basis as such Indebtedness, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (c) Liens incurred to secure Obligations in respect of any Indebtedness permitted to be incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Obligations permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur would be no greater than 5.0 to 1.0. Any Lien which is granted to secure the Notes under this covenant shall be discharged at the same time as the discharge of the Lien (other than through the exercise of remedies with respect thereto) that gave rise to the obligation to so secure the Notes.

Notwithstanding the foregoing, EFIH will not, directly or indirectly, create, incur, assume or suffer to exist any Lien on the Collateral (other than a Permitted Lien described under clause (3) of the definition of “Permitted Liens”), or any income or profits therefrom, or assign or convey any right to receive income therefrom except:

(1) Liens on the Collateral securing up to $4.0 billion in aggregate principal amount of Parity Lien Debt (including the Notes, any Additional Notes and the EFIH 9.75% Notes, the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes, any additional notes in respect of any of the foregoing and any guarantees of any of the foregoing and/or other Indebtedness incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); provided that such amount shall be reduced by an amount equal to the amount of Parity Lien Debt repaid using the Net Proceeds from Asset Sales of Collateral or other Oncor-related Assets in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; and

(2) Junior Liens on the Collateral securing Junior Lien Debt permitted to be incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Merger, Consolidation or Sale of All or Substantially All Assets

EFIH may not consolidate or merge with or into or wind up into (whether or not EFIH is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) EFIH is the surviving corporation or the Person formed by or surviving any such consolidation, wind-up or merger (if other than EFIH) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited liability company or trust organized or existing under the laws of the jurisdiction of organization of EFIH or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2) the Successor Company, if other than EFIH, and, to the extent the Successor Company is not a corporation, a Subsidiary of such Successor Company that is a co-obligor and a corporation organized or existing under the laws of the United States, any state of the United States, the District of Columbia or any territory thereof, expressly assumes all the obligations of EFIH under the Notes, the Indenture and the Security Documents, to the extent EFIH is a party thereto, pursuant to a supplemental indenture or other document or instrument in form reasonably satisfactory to the Trustee; provided that in the case of a merger of EFIH with and into EFH Corp., such supplemental indenture shall amend the definitions, covenants, events of default and other terms of the Indenture such that the amended terms shall be substantially similar to those of the EFH Corp. 9.75% Notes Indenture;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions (including, without limitation, any transaction the proceeds of which are applied to reduce the Indebtedness of the Successor Company or the Issuer, as the case may be), as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b) such Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for EFIH and its Restricted Subsidiaries immediately prior to such transaction;

(5) in connection with a Permitted Asset Transfer other than a merger of EFIH with and into EFH Corp., the rating on the Notes shall not have been downgraded by two or more of the Rating Agencies (or, if the Notes are rated by only one Rating Agency at the time of the first notice of such Permitted Asset Transfer, such Rating Agency) during the period commencing 30 days prior to the first public notice of the occurrence of a Permitted Asset Transfer or the intention of the Issuer or any Subsidiary thereof to effect a Permitted Asset Transfer and ending on the date 60 days after such notice relative to the rating at the start of such period;

(6) each Guarantor, unless it is the other party to the transactions described above, in which case clause (1)(b) of the second succeeding paragraph shall apply, shall have by a supplemental indenture confirmed that its Guarantee and any Security Documents to which it is a party shall apply to such Person’s obligations under the Indenture and the Notes; and

(7) EFIH shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, wind-up, merger or transfer and such supplemental indenture, if any, comply with the Indenture and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture shall comply with the applicable provisions of the Indenture;

provided, for the purposes of this covenant only, a transaction meeting the requirements of the proviso to clause (1) under the definition of “Change of Control” will not be deemed to be a sale, assignment, transfer conveyance or other disposition of all or substantially all of the properties or assets of EFIH and its Subsidiaries. For the avoidance of doubt, EFIH may consummate a transaction meeting the requirements of the proviso to clause (1) under the definition of “Change of Control” without complying with this “Merger, Consolidation or Sale of All or Substantially All Assets” covenant, and the determination in the preceding proviso shall not affect the determination of what constitutes all or substantially all the assets of EFIH and its Subsidiaries under any other agreement to which EFIH is a party.

The Successor Company will succeed to, and be substituted for, EFIH under the Indenture and the Notes. Notwithstanding clauses (3) and (4) of the first paragraph of this “Merger, Consolidation or Sale of All or Substantially All Assets” covenant,

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to EFIH, and

(2) EFIH may merge with an Affiliate of EFIH solely for the purpose of reincorporating EFIH in a State of the United States, the District of Columbia or any territory thereof so long as the amount of Indebtedness of EFIH and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and EFIH will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not EFIH or Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)(a) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation, wind-up or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee and any Security Documents to which such Guarantor is a party pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(c) immediately after such transaction, no Default exists; and

(d) EFIH shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, wind-up, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or EFIH, (ii) merge with an Affiliate of EFIH solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

EFIH Finance may not consolidate or merge with or into or wind up into (whether or not EFIH Finance is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of EFIH Finance’s properties or assets, in one or more related transactions, to any Person unless:

(1)(a) concurrently therewith, a corporate Wholly-Owned Subsidiary of EFIH that is a Restricted Subsidiary organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof expressly assumes all the obligations of EFIH Finance under the Notes and the Indenture pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; or

(b) after giving effect thereto, at least one obligor on the Notes shall be a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof; and

(2) immediately after such transaction, no Default exists; and

(3) EFIH Finance shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, wind-up, merger or transfer and such supplemental indenture, if any, comply with the Indenture and, if a supplemental indenture is required in connection with such transaction, such supplement shall comply with the applicable provisions of the Indenture.

Restrictions on Certain Investments in Oncor Subsidiaries and the Collateral

EFIH will not permit any Restricted Subsidiary to hold any Equity Interests in, or Indebtedness of, or other Investments in, any of the Oncor Subsidiaries or any Successor Oncor Business or any other Collateral.

EFIH will not permit any Unrestricted Subsidiary to hold any Equity Interests in, or Indebtedness of, or other Investments in, EFIH, and will not permit any Unrestricted Subsidiary to hold any Equity Interests in, or Indebtedness of, or other Investments in, any of the Oncor Subsidiaries or any Successor Oncor Business; provided that an Oncor Subsidiary may hold Equity Interests in, or Indebtedness of, or other Investments in, another Oncor Subsidiary and a Successor Oncor Business may hold Equity Interests in, Indebtedness of, or other Investments in, another Successor Oncor Business.

EFIH will not permit any of its Unrestricted Subsidiaries to accept any Investment from any Oncor Subsidiary or any Successor Oncor Business; provided that an Oncor Subsidiary may accept an Investment from another Oncor Subsidiary and a Successor Oncor Business may accept an Investment from another Successor Oncor Business.

EFIH will not sell, assign, transfer, convey or otherwise dispose of any Collateral, including any consideration (other than cash and Cash Equivalents) received by EFIH in an Asset Sale, including in respect of a Permitted Asset Swap of Collateral, except in connection with a sale of all or substantially all of the assets of EFIH in a manner permitted pursuant to the provisions described under “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or pursuant to an Asset Sale that complies with the provisions of the covenant described under “—Repurchase at the Option of Holders—Asset Sales” pertaining to an Asset Sale of Collateral.

Transactions with Affiliates

EFIH will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of EFIH (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $25.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to EFIH or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by EFIH or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) EFIH delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50.0 million, a resolution adopted by the majority of the board of directors of EFIH approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions (A) between or among EFIH or any of its Restricted Subsidiaries or between or among EFIH, any of its Restricted Subsidiaries and the Oncor Subsidiaries in the ordinary course of business or (B) between or among EFIH or any of its Restricted Subsidiaries and EFH Corp. or any of its restricted Subsidiaries in the ordinary course of business;

(2) Restricted Payments permitted by the provisions of the Indenture described under “—Limitation on Restricted Payments” and the definition of “Permitted Investments” or to any Permitted Asset Transfer made in accordance with the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets” to the extent the agreements with respect to which contain reasonable and customary provisions (as determined by EFIH in good faith);

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring and advisory fees and related expenses accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement, in each case as in effect on the Issue Date and only to the extent not otherwise paid for with funds (excluding any funds advanced on behalf of EFIH) provided by EFH Corp. or its other Subsidiaries, or any amendment thereto (so long as any such amendment is not disadvantageous in the good faith judgment of the board of directors of EFIH to the Holders when taken as a whole as compared to the Sponsor Management Agreement in effect on the Issue Date);

(4) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, officers, directors, employees or consultants of EFIH, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which EFIH or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to EFIH or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to EFIH or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by EFIH or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by EFIH or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by EFIH or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) the Transactions (including payments made after the Closing Date in respect of EFIH’s and its Subsidiaries’ or parent companies’ long-term incentive plan or in respect of tax gross-ups and other deferred compensation) and the payment of all fees and expenses related to the Transactions;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to EFIH and its Restricted Subsidiaries, in the reasonable determination of the board of directors of EFIH or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of EFIH to any Permitted Holder or to any director, officer, employee or consultant of EFIH or any of its direct or indirect parent companies;

(11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility for the benefit of EFIH or any of its Restricted Subsidiaries;

(12) payments by EFIH or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the board of directors of EFIH in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of EFIH, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by EFIH in good faith;

(14) investments by the Investors in securities of EFIH or any of its Restricted Subsidiaries so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities; and

(15) payments by EFIH (and any direct or indirect parent thereof) and its Subsidiaries pursuant to tax sharing agreements among EFIH (and any such parent) and its Subsidiaries on customary terms to the extent attributable to the ownership or operation of EFIH and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that EFIH, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amounts received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were EFIH and its Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

EFIH will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to EFIH or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to EFIH or any of its Restricted Subsidiaries;

(2) make loans or advances to EFIH or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to EFIH or any of its Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Existing EFH Corp. Notes and related documentation;

(b)(i) the Indenture, the Notes and the Security Documents, (ii) the EFIH 9.75% Notes Indenture and related documentation and (iii) the EFH Corp. 9.75% Notes Indenture and related documentation and the EFH Corp. 10.000% Notes Indenture and related documentation, in each case, in effect on the Issue Date;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by EFIH or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of EFIH pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness that limits the right of the debtor to dispose of the assets securing such Indebtedness that is otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Limitation on Liens”;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i)(A) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (B) other Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and either (i) the provisions relating to such encumbrance or restriction contained such Indebtedness are no less favorable to EFIH, taken as a whole, as determined by EFIH in good faith, than the provisions contained in the Indenture, as in effect on the Issue Date or (ii) any such encumbrance or restriction does not prohibit (except upon a default thereunder) the payment of dividends or loans in an amount sufficient, as determined by EFIH in good faith, to make scheduled payments of cash interest of the Notes when due;

(j) customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

(k) customary provisions contained in leases or licenses of intellectual property and other agreements, in each case entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancing of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of EFIH, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing;

(m) restrictions created in connection with any Receivables Facility for the benefit of EFIH or any of its Restricted Subsidiaries that, in the good faith determination of EFIH, are necessary or advisable to effect the transactions contemplated under such Receivables Facility; and

(n) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale, hedging or similar agreement to which EFIH or any Restricted Subsidiary is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance solely to the property or assets of EFIH or such Restricted Subsidiary that are the subject of such agreement, the payment rights arising thereunder and/or the proceeds thereof and does not extend to any other asset or property of EFIH or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

EFIH will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of EFIH, EFIH Finance or any Guarantor), other than EFIH Finance, a Guarantor, a Foreign Subsidiary or a Receivables Subsidiary, to guarantee the payment of any Indebtedness of EFIH, EFIH Finance or any Guarantor, unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer:

(a) if the Notes or such Guarantor’s Guarantee is subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary’s guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness; and

(b) if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

(2) such Restricted Subsidiary waives, and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against EFIH or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

In the event there is a future Restricted Subsidiary that Guarantees the Notes in accordance with this “Limitations of Guarantees of Indebtedness by Restricted Subsidiaries” covenant, such Guarantor, as a primary obligor and not merely as a surety, will fully and unconditionally guarantee (and jointly and severally with any other Guarantors), on a senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

The obligations of each Guarantor, if any, under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. However, this limitation may not be effective to prevent a Guarantee from being voided under fraudulent conveyance law, or may reduce or eliminate a Guarantor’s obligation to an amount that effectively makes its Guarantee worthless.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Exchange Offers and the New EFIH Senior Secured Notes—After giving effect to the exchange offers, the liabilities of EFIH may exceed its assets as shown on its most recent balance sheet. If a court were to find that EFIH was insolvent before or after giving effect to the exchange offers and did not receive reasonably equivalent value or fair consideration in the exchange offers, the court may void all or a portion of the obligations represented by the New EFIH Senior Secured Notes or the pledge of the Collateral granted by EFIH for such notes as a fraudulent conveyance.”

In the event there is a future Restricted Subsidiary that Guarantees the Notes in accordance with this “Limitations of Guarantees of Indebtedness by Restricted Subsidiaries” covenant, any such Guarantee by a Guarantor will provide by its terms that it will be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange or transfer (by merger, consolidation, wind-up or otherwise) of the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or sale of all or substantially all the assets of such Guarantor, which sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Guarantor that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(d) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “—Legal Defeasance and Covenant Defeasance” or the discharge of the Issuer’s obligations under the Indenture in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Limitations on Business Activities of EFIH Finance

EFIH Finance may not hold assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the Notes or any other Indebtedness issued by EFIH and may engage in any activities directly related thereto or necessary in connection therewith. EFIH Finance will be a Wholly-Owned Subsidiary of EFIH at all times.

Reports and Other Information

Notwithstanding that EFIH may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture will require EFIH to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Issue Date,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which EFIH would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case in a manner that complies in all material respects with the requirements specified in such form; provided that EFIH shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event EFIH will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time EFIH would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

In the event that any direct or indirect parent company of EFIH becomes a Guarantor of the Notes, the Indenture will permit EFIH to satisfy its obligations in this covenant with respect to financial information relating to EFIH by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to EFIH and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding anything herein to the contrary, EFIH will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “Events of Default and Remedies” until 60 days after the date any report hereunder is due.

Events of Default and Remedies

The Indenture will provide that each of the following is an “Event of Default”:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest on or with respect to the Notes;

(3) failure by the Issuer or any Restricted Subsidiary for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in principal amount of the outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture, the Notes or the Security Documents relating to the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by EFIH or any of its Restricted Subsidiaries or the payment of which is guaranteed by EFIH or any of its Restricted Subsidiaries, other than Indebtedness owed to EFIH or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $250.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $250.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary);

(7) the Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary), as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture; or

(8) with respect to Collateral having a fair market value in excess of $250.0 million in the aggregate, any security interest and Lien purported to be created by any Security Document with respect to the Collateral (a) ceases to be in full force and effect, (b) ceases to give the Collateral Trustee, for the benefit of the holders of the Notes, the Liens, rights, powers and privileges purported to be created and granted thereby (including a perfected first-priority security interest in and Lien on, all of the Collateral thereunder) in favor of the Collateral Trustee, or (c) is asserted by EFIH not to be, a valid, perfected, first priority (except as otherwise expressly provided in the Indenture or the Collateral Trust Agreement) security interest in or Lien on the Collateral covered thereby.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. The Indenture will provide that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

Holders of the Notes may not enforce the Indenture, the Notes, the Security Documents or the Collateral Trust Agreement except as provided in such documents. The Indenture will provide that the Holders of a majority in aggregate principal amount of the outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture will provide that EFIH is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and EFIH will be required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor or any of their parent companies (other than the Issuer and the Guarantors) shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees, the Indenture or any Security Document or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and any Guarantor under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have the Issuer’s and each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuer’s obligations with respect to Notes concerning issuing temporary notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes, and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of the Bankruptcy Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

The Collateral will be released from the Lien securing the Notes, as provided under “—Security for the Notes—Release of Security Interests,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described in this “Legal Defeasance and Covenant Defeasance” section.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued and unpaid interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit, and such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

The Collateral will be released from the Lien securing the Notes, as provided under “—Security for the Notes—Release of Security Interests,” upon a discharge of the Indenture in accordance with the provisions described in this “Satisfaction and Discharge” section.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee, the Notes and the Security Documents relating to the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the outstanding Notes, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, the outstanding Notes, and any existing Default or compliance with any provision of the Indenture, the Notes issued thereunder or any Guarantee or the Security Documents relating to the Notes may be waived with the consent of the Holders of a majority in principal amount of the outstanding Notes, other than Notes beneficially owned by the Issuer or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes).

The Indenture will provide that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (for the avoidance of doubt, the provisions described under “—Repurchase at the Option of Holders” are not redemptions of Notes);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change to or modify the ranking provisions of the Indenture or the Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Notes.

In addition, without the consent of at least a majority in aggregate principal amount of the Notes then outstanding, an amendment, supplement or waiver may not modify any Security Document relating to the Notes or the provisions of the Indenture dealing with the Security Documents or application of trust moneys in any manner materially adverse to the Holders other than in accordance with the Indenture and the Security Documents. Without the consent of at least 66 2 /3% in aggregate principal amount of the Notes then outstanding, no amendment, supplement or waiver may modify the Security Documents to release all or substantially all of the Collateral. Without the consent of at least a majority in aggregate principal amount of the Notes then outstanding, no amendment, supplement or waiver may modify the Security Documents to release less than all or substantially all of the Collateral.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee, the Notes or any Security Document without the consent of any Holder to;

(1) cure any ambiguity, omission, mistake, defect or inconsistency;

(2) provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3) comply with the covenant relating to mergers, consolidations and sales of assets;

(4) provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders;

(5) make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) provide for the issuance of Additional Notes;

(10) add a Guarantor under the Indenture;

(11) conform the text of the Indenture, the Guarantees, the Notes or any Security Document to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, any Guarantees, the Notes or any Security Document;

(12) make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(13) mortgage, pledge, hypothecate or grant any other Lien in favor of the Trustee for the benefit of the Holders of the Notes, as security for the payment and performance of all or any portion of the Obligations, in any property or assets; or

(14) provide for the accession or succession of any parties to the Security Documents (and other amendments that are administrative or ministerial in nature) in connection with an amendment, renewal, extension, substitution, refinancing, restructuring, replacement, supplementing or other modification from time to time of any agreement or action that is not prohibited by the Indenture, including to add any additional secured parties to the extent not prohibited by the Indenture.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture will contain certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture will provide that the Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantees will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person on a consolidated basis in accordance with GAAP, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Act of Required Debtholders” means, as to any matter at any time:

(1) prior to the Discharge of Parity Lien Obligations, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of a majority of the sum of:

(a) the aggregate outstanding principal amount of Parity Lien Debt (including outstanding letters of credit whether or not then available or drawn); and

(b) the aggregate unfunded commitments to extend credit which, when funded, would constitute Parity Lien Debt; and

(2) at any time after the Discharge of Parity Lien Obligations, a direction in writing delivered to the Collateral Trustee by or with the written consent of the holders of Junior Lien Debt representing the Required Junior Lien Debtholders.

For purposes of this definition, (a) Secured Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding, and (b) votes will be determined in accordance with the provisions described under “—Security for the Notes—Voting.”

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at December 1, 2015 (such redemption price being set forth in the table appearing under “—Optional Redemption”), plus (ii) all required interest payments due on such Note through December 1, 2015 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition (each referred to in this definition as a “disposition”), whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of EFIH or any of its Restricted Subsidiaries (including the disposition of outstanding Equity Interests of an Unrestricted Subsidiary owned directly by EFIH or any of its Restricted Subsidiaries) and, solely to the extent cash or Cash Equivalents are received therefrom by any Oncor Subsidiary or any Successor Oncor Business and are thereafter dividended, distributed or otherwise paid to EFH Corp., EFIH or any of its Restricted Subsidiaries: (i) the primary issuance of new Equity Interests by any Oncor Subsidiary or any Successor Oncor Business, (ii) the disposition of outstanding Equity Interests of an Oncor Subsidiary or a Successor Oncor Business owned directly by another Oncor Subsidiary or by another Successor Oncor Business and (iii) the disposition of assets owned directly or indirectly by any Oncor Subsidiary or any Successor Oncor Business. For the avoidance of doubt, with respect to Unrestricted Subsidiaries other than Oncor Subsidiaries or Successor Oncor Businesses, the following shall not be deemed to be “Asset Sales”: (i) the primary issuance of new Equity Interests by an Unrestricted Subsidiary and (ii) sales or transfers of assets owned directly by Unrestricted Subsidiaries; or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”);

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment (including any such equipment that has been refurbished in contemplation of such disposition) in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of EFIH in a manner permitted by the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” (other than a disposition excluded from such covenant by the proviso at the end of the first paragraph of such covenant) or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $75.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to EFIH or by EFIH or a Restricted Subsidiary to another Restricted Subsidiary; provided however to the extent such transfer involves Collateral or any part thereof, the transferee shall execute a joinder agreement to the Security Documents and the Collateral Trust Agreement or enter into a substantially similar collateral trust or intercreditor agreement immediately upon consummation of such transaction in accordance with the requirements of the Security Documents to pledge such transferred Collateral for the benefit of the Holders of the Notes;

(f) except in the case of a disposition of Collateral, to the extent allowable under Section 1031 of the Code or any comparable or successor provision, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h)(i) any disposition of Equity Interests in an Unrestricted Subsidiary (other than an Oncor Subsidiary or a Successor Oncor Business) and (ii) any sale, conveyance, transfer or other disposition of Equity Interests in, or assets of, any of the Oncor Subsidiaries or a Successor Oncor Business (other than the Collateral) to the extent no cash or Cash Equivalents are received in connection with such sale, conveyance, transfer or other disposition or to the extent any cash or Cash Equivalents received in connection with such sale, conveyance, transfer or other disposition are not dividended, distributed or otherwise paid to EFH Corp., EFIH or any of its Restricted Subsidiaries;

(i) foreclosures on assets not constituting Collateral;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility for the benefit of EFIH or any of its Restricted Subsidiaries;

(k) any financing transaction with respect to property built or acquired by EFIH or any Restricted Subsidiary after the Issue Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(l) [Intentionally omitted];

(m) except in the case of a disposition of Collateral, sales, transfers and other dispositions (i) of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell or put/ call arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements or (ii) to joint ventures in connection with the dissolution or termination of a joint venture to the extent required pursuant to joint venture and similar arrangements;

(n) [Intentionally omitted];

(o) [Intentionally omitted];

(p) [Intentionally omitted];

(q) any Casualty Event; provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders— Asset Sales” or EFIH or such Restricted Subsidiary delivers to the Trustee a Restoration Certificate with respect to plans to invest (and reinvests within 450 days from the date of receipt of the Net Proceeds);

(r) the execution of (or amendment to), settlement of or unwinding of any Hedging Obligation in the ordinary course of business;

(s) any disposition of mineral rights (other than coal and lignite mineral rights); provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”;

(t) any sale, transfer or other disposal of any real property that is (i) primarily used or intended to be used for mining which has either been reclaimed, or has not been used for mining in a manner which requires reclamation, and in either case has been determined by EFIH not to be necessary for use for mining, (ii) used as buffer land, but no longer serves such purpose or its use is restricted such that it will continue to be buffer land, or (iii) was acquired in connection with power generation facilities, but has been determined by EFIH to no longer be commercially suitable for such purpose;

(u) [Intentionally omitted];

(v) dispositions of power, capacity, heat rate, renewable energy credits, waste by-products, energy, electricity, coal and lignite, oil and other petroleum based liquids, emissions and other environmental credits, ancillary services, fuel (including all forms of nuclear fuel and natural gas) and other related assets or products of services, including assets related to trading activities or the sale of inventory or contracts related to any of the foregoing, in each case in the ordinary course of business;

(w) [Intentionally omitted];

(x) any disposition of assets in connection with salvage activities; provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; and

(y) any sale, transfer or other disposition of any assets required by any Government Authority; provided the net proceeds therefrom are deemed to be Net Proceeds and are applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Asset Sale Cash Collateral Account” means a segregated account pledged under the Security Documents that is (i) subject to a perfected security interest for the benefit of the holders of Secured Lien Debt, (ii) under the sole control of the Collateral Trustee and (iii) free from all other Liens (other than Liens permitted to be placed on the Collateral pursuant to the second paragraph of the covenant described under “Certain Covenants—Limitation on Liens”).

“Asset Sale Offer” has the meaning set forth in the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided that any obligations existing on the Issue Date (i) that were not included on the balance sheet of EFIH as capital lease obligations and (ii) that are subsequently recharacterized as capital lease obligations due to a change in accounting treatment shall for all purposes not be treated as Capitalized Lease Obligations.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) euros or any national currency of any participating member state of the EMU or such local currencies held by EFIH and its Restricted Subsidiaries from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government (or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of the U.S. government) with maturities, unless such securities are deposited to defease Indebtedness, of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital. and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10) Indebtedness or Preferred Stock issued by Persons with a rating of A or higher from S&P or A2 or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(11) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above; provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Casualty Event” means any taking under power of eminent domain or similar proceeding and any insured loss; provided that any such taking or similar proceeding or insured loss that results in Net Proceeds of less than $75.0 million shall not be deemed a Casualty Event.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of EFIH and its Subsidiaries, taken as a whole, or all or substantially all of the Collateral or Oncor-related Assets to any Person other than a Permitted Holder, other than (A) a Permitted Asset Transfer meeting the requirements of the proviso following clause (3) of this definition of “Change of Control” and (B) any foreclosure on the Collateral; provided, however, that a transaction that would otherwise constitute a Change of Control pursuant to this clause (1) shall not constitute a Change of Control if:

(a) the consideration received in respect of such transaction (i) is received by EFIH or an Oncor Subsidiary or Successor Oncor Business, as the case may be; (ii) consists of Capital Stock of a Person in a Similar Oncor Business that (A) would become a Subsidiary of EFIH or such Oncor Subsidiary or Successor Oncor Business or (B) is a joint venture in which EFIH or such Oncor Subsidiary or Successor Oncor Business would have a significant equity interest (as determined by EFIH in good faith), (iii) is at least equal to the fair market value (as determined by EFIH in good faith) of the assets sold, transferred, conveyed or otherwise disposed of and (iv) if received by EFIH, shall be concurrently pledged as Collateral for the benefit of the Holders of the Notes and the holders of the other Secured Debt Obligations;

(b) immediately after such transaction no Default exists;

(c) immediately after giving pro forma effect to such transaction and any related financing transactions (including, without limitation, any transaction the proceeds of which are applied to reduce the Indebtedness of EFIH) as if the same had occurred at the beginning of the applicable four-quarter period, either:

(i) EFIH would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(ii) such Fixed Charge Coverage Ratio for EFIH and its Restricted Subsidiaries would be greater than such Fixed Charge Coverage Ratio for EFIH and its Restricted Subsidiaries immediately prior to such transaction;

(d) the rating on the Notes shall not have been downgraded by two or more of the Rating Agencies (or, if the Notes are rated by only one Rating Agency at the time of the first notice of such transaction, such Rating Agency) during the period commencing 30 days prior to the first public notice of the occurrence of such transaction or the intention of the Issuer or any Subsidiary thereof to effect such transaction and ending on the date 60 after such public notice relative to the rating at the start of such period; and

(e) each Guarantor, unless it is the other party to the transaction, shall have by a supplemental indenture confirmed that its Guarantee and any Security Documents to which it is a party shall apply to such Person’s obligations under the Indenture and the Notes;

(2) EFIH becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of EFIH or any of its direct or indirect parent companies; or

(3) at any time, EFH Corp. shall cease to own, directly or indirectly, beneficially and of record at least a majority of the total voting power of the voting stock of EFIH:

provided, however, that a Permitted Asset Transfer shall not constitute a Change of Control if,

(a) in the case of a Permitted Asset Transfer described in clause (2) of the definition of “Permitted Asset Transfer” or a Permitted Asset Transfer described in clause (1) of the definition of “Permitted Asset Transfer” by way of merger, wind-up or consolidation of EFIH with or into another Person, such Permitted Asset Transfer complies with the “Merger, Consolidation or Sale of All or Substantially All Assets” covenant; provided that the Successor Company may not be an Oncor Subsidiary;

(b) in the case of a Permitted Asset Transfer described in clause (2) of the definition of “Permitted Asset Transfer” or a Permitted Asset Transfer described in clause (1) of the definition of “Permitted Asset Transfer” by way of merger, wind-up or consolidation of EFIH with or into another Person, the Successor Company has assumed all the obligations of the Issuer under the Notes and the Indenture and the Security Documents to which the Issuer is a party pursuant to agreements, in each case, reasonably satisfactory to the Trustee and the Collateral Trustee, in accordance with the “Merger, Consolidation or Sale of All or Substantially All Assets” covenant;

(c) immediately after such transaction no Default exists;

(d) immediately after giving pro forma effect to such transaction and any related financing transactions (including, without limitation, any transaction the proceeds of which are applied to reduce the Indebtedness of the Successor Company or EFIH, as the case may be) as if the same had occurred at the beginning of the applicable four-quarter period, either:

(i) the Successor Company, or EFIH, as the case may be, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(ii) the Fixed Charge Coverage Ratio (as defined in the Indenture) for the Successor Company and its Restricted Subsidiaries or EFIH and its Restricted Subsidiaries, as the case may be, would be greater than such Fixed Charge Coverage Ratio for EFIH and its Restricted Subsidiaries immediately prior to such transaction;

(e) the rating on the Notes shall not have been downgraded by two or more of the Rating Agencies (or, if the Notes are rated by only one Rating Agency at the time of the first notice of such Permitted Asset Transfer, such Rating Agency) during the period commencing 30 days prior to the first public notice of the occurrence of a Permitted Asset Transfer or the intention of the Issuer or any Subsidiary thereof to effect a Permitted Asset Transfer and ending on the date 60 days after such notice relative to the rating at the start of such period; and

(f) EFIH or the Successor Company, as the case may be, shall have delivered to the Trustee an Opinion of Counsel confirming that, subject to customary assumptions, exclusions and qualifications, the existing Security Documents, or to the extent that a Permitted Asset Transfer pursuant to clause (2) of the definition thereof or by way of merger, wind-up or consolidation of EFIH pursuant to clause (1) of the definition thereof is being consummated, the new or amended Security Documents to be entered into by EFIH or the Successor Company, as the case may be, are enforceable obligations of EFIH or the Successor Company, as the case may be, create a legally valid and enforceable security interest in the Collateral in favor of the Collateral Trustee for the benefit of the Holders of the Notes and the other Secured Debt Obligations, and that the security interests in the Collateral created by the Security Documents have been perfected.

“Class” means (1) in the case of Parity Lien Debt, every Series of Parity Lien Debt, taken together, and (2) in the case of Junior Lien Debt, every Series of Junior Lien Debt, taken together.

“Closing Date” means October 10, 2007.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor thereto.

“Collateral” means all assets or property, now owned or hereafter acquired by EFIH, to the extent such assets or property are pledged or assigned or purported to be pledged or assigned, or are required to be pledged or assigned under the Security Documents to the Collateral Trustee, together with the proceeds thereof.

“Collateral Asset Sale Offer” has the meaning set forth under “—Repurchase at the Option of Holders—Asset Sales.”

“Collateral Excess Proceeds” has the meaning set forth under “—Repurchase at the Option of Holders—Asset Sales.”

“Collateral Trustee” means The Bank of New York Mellon Trust Company, N.A., in its capacity as Collateral Trustee under the Collateral Trust Agreement, together with its successors in such capacity.

“Collateral Trustee’s Liens” means a Lien granted to the Collateral Trustee as security for Secured Debt Obligations.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, nuclear fuel costs, depletion of coal or lignite reserves, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers’ acceptances or any Collateral Posting Facility or similar facilities, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (u) accretion of asset retirement obligations and accretion or accrual of discounted liabilities not constituting Indebtedness, (v) any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting, (w) any “additional interest” imposed in connection with failure to register other securities, (x) amortization of reacquired Indebtedness, deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expensing of bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2) interest on Indebtedness of another Person that is guaranteed by EFIH solely to the extent such interest is actually paid by EFIH under such guarantee; plus

(3) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(4) interest income of such Person and its Restricted Subsidiaries for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage Ratio” as of any date of determination, means the ratio of (x) Consolidated Total Indebtedness (treating the Oncor Subsidiaries as Restricted Subsidiaries for purposes of such calculation) computed as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (y) the aggregate amount of EBITDA of EFIH (treating the Oncor Subsidiaries as Restricted Subsidiaries for purposes of such calculation) for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and such EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including Transaction fees and expenses to the extent incurred on or prior to December 31, 2008), severance, relocation costs, consolidation and closing costs, integration and facilities opening costs, business optimization costs, transition costs, restructuring costs, signing, retention or completion bonuses, and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded;

(2) the cumulative effect of a change in accounting principles during such period shall be excluded;

(3) any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by EFIH, shall be excluded;

(5) the Net Income for such period of any Person that is (a) not a Subsidiary, (b) an Unrestricted Subsidiary or (c) accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of EFIH shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period, other than dividends, distributions or other payments from the Oncor Subsidiaries or any Successor Oncor Business (i) from the proceeds of sales of Oncor-related Assets made after November 16, 2009 and (ii) consisting of Oncor-related Assets made after November 16, 2009;

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived or is otherwise permitted by the covenant described under “—Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; provided that Consolidated Net Income of EFIH will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to EFIH or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(7) effects of all adjustments (including the effects of such adjustments pushed down to EFIH and its Restricted Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(8) any net after-tax effect of income (loss) attributable to the early extinguishment of Indebtedness (other than Hedging Obligations) shall be excluded;

(9) any impairment charge or asset write-off, including, without limitation, impairment charges or asset write-offs related to intangible assets, long-lived assets or investments in debt and equity securities, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(10) any non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, and any cash charges associated with the rollover, acceleration or payout of Equity Interests by management of EFIH or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded;

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded;

(12) accruals and reserves that are established or adjusted within twelve months after the Closing Date that are so required to be established as a result of the Transactions in accordance with GAAP, or changes as a result of adoption or modification of accounting policies, shall be excluded;

(13) to the extent covered by insurance and actually reimbursed, or, so long as EFIH has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded;

(14) any net after-tax effect of unrealized income (loss) attributable to Hedging Obligations or other derivative instruments shall be excluded; and

(15) any benefit from any fair market value of any contract as recorded on the balance sheet at the time of the Transactions shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income (A) any income arising from any sale or other disposition of Restricted Investments made by EFIH and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from EFIH and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by EFIH or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof and (B) any income described in paragraph (17) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (x) Consolidated Secured Indebtedness computed as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (y) the aggregate amount of EBITDA of EFIH for the period of the most recently ended four full consecutive fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Secured Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Secured Indebtedness” means Consolidated Total Indebtedness secured by a Lien on any assets of EFIH or any of its Restricted Subsidiaries.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to (1) the aggregate amount of all outstanding Indebtedness of EFIH and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, debt obligations evidenced by promissory notes and similar instruments, letters of credit (only to the extent of any unreimbursed drawings thereunder) and Obligations in respect of Capitalized Lease Obligations, plus (2) the aggregate amount of all outstanding Disqualified Stock of EFIH and all Disqualified Stock and Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP, less (3) the aggregate amount of all Unrestricted Cash and less (4) all Deposit L/C Loans and Incremental Deposit L/C Loans outstanding on such date of determination. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by EFIH.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Covered Commodity” means any energy, electricity, generation capacity, power, heat rate, congestion, natural gas, nuclear fuel (including enrichment and conversion), diesel fuel, fuel oil, other petroleum-based liquids, coal, lignite, weather, emissions and other environmental credits, waste by-products renewable energy credit, or any other energy related commodity or service (including ancillary services and related risks (such as location basis)).

“Credit Facilities” means, with respect to EFIH or any of its Restricted Subsidiaries, one or more debt facilities or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Deposit L/C Loan” means any Deposit L/C Loans under, and as defined in, any Credit Facilities.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by EFIH or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of EFIH, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of EFIH or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by EFIH or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of EFIH or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Discharge of Parity Lien Obligations” means the occurrence of all of the following:

(1) termination or expiration of all commitments to extend credit that would constitute Parity Lien Debt;

(2) payment in full in cash of the principal of, and interest and premium, if any, on, all Parity Lien Debt (other than any undrawn letters of credit);

(3) discharge or cash collateralization (at the lower of (A) 105% of the aggregate undrawn amount and (B) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Parity Lien Document) of all outstanding letters of credit constituting Parity Lien Debt; and

(4) payment in full in cash of all other Parity Lien Obligations that are outstanding and unpaid at the time the Parity Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of EFIH or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by EFIH or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by:

(a) provision for taxes based on income or profits or capital gains, including, without limitation, foreign, federal, state, franchise, excise, value-added and similar taxes and foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) of such Person paid or accrued during such period, deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (1)(u), (v), (w), (x), (y) and (z) of the definition thereof, and, in each such case, to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income; plus

(d) any fees, expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by such Person and its Restricted Subsidiaries by the Indenture (including a refinancing transaction or amendment or other modification of any debt instrument) (whether or not successful), including (i) such fees, expenses or charges related to the Exchange Offer, the offerings of any Additional Notes, the exchange offer relating to the EFH Corp. 9.75% Notes and the EFIH 9.75% Notes and the offering of the EFH Corp. 10.000% Notes, any Credit Facilities and any Receivables Facility, (ii) any amendment or other modification of the Notes, (iii) any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed and (iv) any charges or non-recurring merger costs as a result of any such transaction, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charge or reserve deducted (and not added back) in such period in computing Consolidated Net Income, including any costs incurred in connection with acquisitions after the Closing Date, costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees and related indemnities and expenses paid in such period to the Investors to the extent otherwise permitted under “—Certain Covenants—Transactions with Affiliates” and deducted (and not added back) in calculating Consolidated Net Income; plus

(i) the amount of net cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken or to be taken prior to or during such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period and added to EBITDA until fully realized), net of the amount of actual benefits realized during such period from such actions; provided that (w) such cost savings are reasonably identifiable and factually supportable, (x) such actions have been taken or are to be taken within 12 months after the date of determination to take such action and some portion of the benefit is expected to be realized within 12 months of taking such action, (y) no cost savings shall be added pursuant to this clause (i) to the extent duplicative of any expenses or charges relating to such cost savings that are included in clause (e) above with respect to such period and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $50.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma adjustments made pursuant to the second paragraph of the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss on sales of receivables and related assets to any Receivables Subsidiary in connection with a Receivables Facility deducted (and not added back) in calculating Consolidated Net Income; plus

(k) any costs or expense incurred by EFIH or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of EFIH or net cash proceeds of an issuance of Equity Interests (other than Disqualified Stock) of EFIH (or any direct or indirect parent thereof) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”; plus

(l) cash receipts (or any netting arrangements resulting in increased cash receipts) not added in arriving at EBITDA or Consolidated Net Income in any period to the extent the non-cash gains relating to such receipts were deducted in the calculation of EBITDA pursuant to paragraph (2) below for any previous period and not added; and

(2) decreased by (without duplication) (a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, (b) cash expenditures (or any netting arrangements resulting in increased cash expenditures) not deducted in arriving at EBITDA or Consolidated Net Income in any period to the extent non-cash losses relating to such expenditures were added in the calculation of EBITDA pursuant to paragraph (1) above for any previous period and not deducted, and (c) the amount of any minority interest income consisting of Subsidiary losses attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary to the extent such minority interest income is included in Consolidated Net Income.

“EFH Corp. 2017 Notes” means EFH Corp.’s 10.875% Senior Notes due 2017 and 11.250%/12.000% Senior Toggle Notes due 2017.

“EFH Corp. 9.75% Notes” means the 9.75% Senior Secured Notes due 2019 issued by EFH Corp. under the EFH Corp. 9.75% Notes Indenture, including the guarantees thereof.

“EFH Corp. 9.75% Notes Indenture” means the Indenture, dated as of November 16, 2009, among EFH Corp., EFIH, EFCH and The Bank of New York Mellon Trust Company N.A., pursuant to which the EFH Corp. 9.75% Notes were issued.

“EFH Corp. 10.000% Notes” means the 10.000% Senior Secured Notes due 2020 issued by EFH Corp. under the EFH Corp. 10.000% Notes Indenture, from time to time, including the guarantees thereof, and any exchange notes and exchange guarantees issued in exchange therefor.

“EFH Corp. 10.000% Notes Indenture” means the Indenture, dated as of January 12, 2010, as supplemented, among EFH Corp., EFIH, EFCH and The Bank of New York Mellon Trust Company, N.A. pursuant to which the EFH Corp. 10.000% Notes were issued.

“EFH Corp.’s Ratable Portion of Oncor Dividends” means the amount obtained by multiplying (a) the aggregate amount of cash received by EFIH by means of a cash dividend from the Oncor Subsidiaries after the Issue Date (other than dividends constituting proceeds from Asset Sales of Oncor-related Assets) by (b) a fraction, the numerator of which shall be the sum of the aggregate principal amount of the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and any other Parity Lien Debt of EFH Corp. that is guaranteed by EFIH under clause (2) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and the denominator of which shall be the aggregate principal amount of (i) the EFH Corp. 9.75% Notes, the EFH Corp. 10.000% Notes and any other Parity Lien Debt of EFH Corp. that is guaranteed by EFIH plus (ii) the Notes, any Additional Notes, the EFIH 9.75% Notes, any additional EFIH 9.75% Notes and any other Parity Lien Debt of EFIH, in the case of clauses (i) and (ii) incurred pursuant to clause (2) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and at the time outstanding.

“EFIH” means Energy Future Intermediate Holding Company LLC; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “EFIH” shall be deemed to mean the board of directors of EFIH when the fair market value is equal to or in excess of $500.0 million (unless otherwise expressly stated).

“EFIH 9.75% Notes” means the 9.75% Senior Secured Notes due 2019 issued by the Issuer under the EFIH 9.75% Notes Indenture.

“EFIH 9.75% Notes Indenture” means the Indenture, dated as of November 16, 2009, between the Issuer and The Bank of New York Mellon Trust Company N.A., pursuant to which the EFIH 9.75% Notes were issued.

“EMU” means the economic and monetary union as contemplated in the Treaty on European Union.

“Environmental CapEx Debt” means Indebtedness of the Issuer or any of its Restricted Subsidiaries incurred for the purpose of financing Environmental Capital Expenditures.

“Environmental Capital Expenditures” means capital expenditures deemed necessary by the Issuer or its Restricted Subsidiaries to comply with, or in anticipation of having to comply with, Environmental Law or otherwise undertaken voluntarily by EFIH or any of its Restricted Subsidiaries in connection with environmental matters.

“Environmental Law” means any applicable Federal, state, foreign or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any applicable judicial or administrative interpretation thereof, including any applicable judicial or administrative order, consent decree or judgment, relating to the environment, human health or safety or Hazardous Materials.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between the holders of Secured Debt Obligations within the same Class after the repayment of amounts payable to the Collateral Trustee under the Collateral Trust Agreement and the Parity Lien Representatives (and in the case of Junior Lien Obligations, Junior Lien Representatives) in accordance with the applicable Secured Debt Document that such Liens or proceeds:

(1) will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Secured Lien Debt within that Class, for the account of the holders of such Series of Secured Lien Debt, ratably in proportion to the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) forming part of, and Hedging Obligations to the extent constituting Secured Lien Debt pursuant to the terms of, each outstanding Series of Secured Lien Debt within that Class when the allocation or distribution is made; and thereafter

(2) will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) forming part of, and Hedging Obligations to the extent constituting Secured Indebtedness pursuant to the terms of, each outstanding Series of Secured Lien Debt within that Class) to the Secured Debt Representative for each outstanding Series of Secured Lien Debt within that Class, for the account of the holders of any remaining Secured Debt Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Debt Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative and the Collateral Trustee) prior to the date such distribution is made.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of EFIH or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to EFIH’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of EFIH; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“ERCOT” means the Electric Reliability Council of Texas, Inc. or any entity approved to perform the functions of an independent system operator within the power region that includes approximately 80% of the electric transmission within the State of Texas.

“euro” means the single currency of participating member states of the EMU.

“Event of Default” has the meaning set forth under “Events of Default and Remedies.”

“Excess Proceeds” has the meaning set forth in the fourth paragraph under “—Repurchase at the Option of Holders—Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Offer” means the exchange of the Notes for existing Indebtedness of EFH Corp. pursuant to this Prospectus.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by EFIH after the Closing Date from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of EFIH or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of EFIH or any of its direct or indirect parent companies) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of EFIH,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of EFIH on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments.”

“Existing EFH Corp. Notes” means

•	EFH Corp. 5.55% Fixed Senior Notes Series P due 2014;

•	EFH Corp. 6.50% Fixed Senior Notes Series Q due 2024;

•	EFH Corp. 6.55% Fixed Senior Notes Series R due 2034;

•	EFH Corp. 2017 Notes;

•	EFH Corp. 9.75% Notes; and

•	EFH Corp. 10.000% Notes,

in each case to the extent outstanding on the Issue Date.

“Existing EFH Corp. Notes Indentures” means each of the indentures or other documents containing the terms of the Existing EFH Corp. Notes.

“Fitch” means Fitch Ratings Ltd. and any successor to its rating agency business.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that EFIH or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by EFIH or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If, since the beginning of such period, any Person that subsequently became a Restricted Subsidiary or was merged with or into EFIH or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of EFIH. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of EFIH to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate or other rate shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as EFIH may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Closing Date.

“Government Authority” means any nation or government, any state, province, territory or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including without limitation, ERCOT.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture.

“Guarantor” means each Restricted Subsidiary that Guarantees the Notes in accordance with the terms of the Indenture.

“Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants” or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, which is prohibited, limited or regulated by any Environmental Law.

“Hedging Obligations” means with respect to any Person, the obligations of such Person under (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement and (c) physical or financial commodity contracts or agreements, power purchase or sale agreements, fuel purchase or sale agreements, environmental credit purchase or sale agreements, power transmission agreements, commodity transportation agreements, fuel storage agreements, netting agreements (including Netting Agreements), capacity agreement and commercial or trading agreements, each with respect to, or including the purchase, sale, exchange of (or the option to purchase, sell or exchange), transmission, transportation, storage, distribution, processing, sale, lease or hedge of, any Covered Commodity price or price indices for any such Covered Commodity or services or any other similar derivative agreements, and any other similar agreements.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Incremental Deposit L/C Loans” means any Incremental Deposit L/C Loans under, and as defined in, any Credit Facilities.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d) representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person; provided that the amount of Indebtedness of such first Person for purposes of this clause (3) shall be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value of the property encumbered thereby as determined by such first Person in good faith;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities or (c) amounts payable by and between EFIH and its Subsidiaries in connection with retail clawback or other regulatory transition issues.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of EFIH, qualified to perform the task for which it has been engaged.

“Intercompany Loan” means a senior, unsecured loan by EFIH or any of its Restricted Subsidiaries to EFH Corp., with an interest rate commensurate with an arm’s length relationship.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among EFIH and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commissions, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of EFIH in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to EFIH’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of EFIH at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, EFIH shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) EFIH’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to EFIH’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by EFIH.

“Investors” means Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P., J.P. Morgan Ventures Corporation, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and LB I Group, Inc. and each of their respective Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means the first date on which any Notes are issued in the Exchange Offer pursuant to the Indenture.

“Issuer” has the meaning set forth in the first paragraph under “General.”

“Junior Lien” means a Lien granted by a security document to the Collateral Trustee, at any time, upon any Collateral to secure Junior Lien Obligations.

“Junior Lien Debt” means:

(1) any Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of the Issuer or any Guarantor that is secured on a subordinated basis to the Parity Lien Debt by a Junior Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided that:

(a) on or before the date on which such Indebtedness is incurred by the Issuer or such Guarantor, such Indebtedness is designated by the Issuer, in accordance with the Collateral Trust Agreement, as “Junior Lien Debt” for the purposes of the Secured Debt Documents, including the Collateral Trust Agreement; provided that no Series of Secured Lien Debt may be designated as both Junior Lien Debt and Parity Lien Debt;

(b) such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c) all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee’s Liens to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements will be conclusively established if the Issuer delivers to the Collateral Trustee an officers’ certificate stating that such requirements have been satisfied and that such Indebtedness is “Junior Lien Debt”); and

(2) Hedging Obligations of the Issuer or any Guarantor incurred to hedge or manage interest rate risk with respect to Junior Lien Debt; provided that, pursuant to the terms of the Junior Lien Documents, such Hedging Obligations are secured by a Junior Lien on all of the assets and properties that secure the Indebtedness in respect of which such Hedging Obligations are incurred.

“Junior Lien Documents” means, collectively, any indenture, credit agreement or other agreement governing a Series of Junior Lien Debt and the Security Documents that create or perfect Liens securing Junior Lien Obligations.

“Junior Lien Obligations” means Junior Lien Debt and all other Obligations in respect thereof.

“Junior Lien Representative” means, in the case of any future Series of Junior Lien Debt, the trustee, agent or representative of the holders of such Series of Junior Lien Debt who (a) is appointed as a Junior Lien Representative (for purposes related to the administration of the Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Junior Lien Debt, together with its successors in such capacity, and (b) has become a party to the Collateral Trust Agreement by executing a joinder in the form required under the Collateral Trust Agreement.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Lien Sharing and Priority Confirmation” means:

(1) as to any Series of Parity Lien Debt, the written agreement enforceable against the holders of such Series of Parity Lien Debt, as set forth in the applicable Secured Debt Document:

(a) for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt and each existing and future Parity Lien Representative, that all Parity Lien Obligations will be and are secured equally and ratably by all Parity Liens at any time granted by the Issuer or any Guarantor to secure any Obligations in respect of such Series of Parity Lien Debt, and that all such Parity Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Parity Lien Obligations equally and ratably;

(b) for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt and Series of Junior Lien Debt, and each existing and future Parity Lien Representative and Junior Lien Representative, that the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of the Collateral Trust Agreement, including the provisions relating to the ranking of Parity Liens and the order of application of proceeds from enforcement of Parity Liens; and

(c) consenting to and directing the Collateral Trustee to perform its obligations under the Collateral Trust Agreement and the other security documents in respect of the Secured Debt Obligations.

(2) as to any Series of Junior Lien Debt, the written agreement enforceable against the holders of such Series of Junior Lien Debt, as set forth in the applicable Secured Debt Document:

(a) for the enforceable benefit of all holders of each existing and future Series of Junior Lien Debt and Series of Parity Lien Debt and each existing and future Junior Lien Representative and Parity Lien Representative, that all Junior Lien Obligations will be and are secured equally and ratably by all Junior Liens at any time granted by the Issuer or any Guarantor to secure any Obligations in respect of such Series of Junior Lien Debt, and that all such Junior Liens will be enforceable by the Collateral Trustee for the benefit of all holders of Junior Lien Obligations equally and ratably;

(b) for the enforceable benefit of all holders of each existing and future Series of Parity Lien Debt and Series of Junior Lien Debt and each existing and future Parity Lien Representative and Junior Lien Representative, that the holders of Obligations in respect of such Series of Junior Lien Debt are bound by the provisions of the Collateral Trust Agreement, including the provisions relating to the ranking of Junior Liens and the order of application of proceeds from the enforcement of Junior Liens; and

(c) consenting to and directing the Collateral Trustee to perform its obligations under the Collateral Trust Agreement and the other security documents in respect of the Secured Debt Obligations.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Necessary CapEx Debt” means Indebtedness of EFIH or any of its Restricted Subsidiaries incurred for the purpose of financing Necessary Capital Expenditures.

“Necessary Capital Expenditures” means capital expenditures by EFIH and its Restricted Subsidiaries that are required by applicable law (other than Environmental Law) or otherwise undertaken voluntarily for health and safety reasons (other than as required by Environmental Law). The term “Necessary Capital Expenditures” does not include any capital expenditure undertaken primarily to increase the efficiency of, expand or re-power any power generation facility.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by EFIH or any of its Restricted Subsidiaries in respect of any Asset Sale (including a Casualty Event), including any cash and Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale (including a Casualty Event), net of the direct costs relating to such Asset Sale (including a Casualty Event) and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied using proceeds from Asset Sales (other than Asset Sales of Collateral or other Oncor-related Assets) to the repayment of principal, premium, if any, and interest on other Senior Indebtedness required (other than required by clause (1) of the second paragraph under “—Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by EFIH or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by EFIH or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Netting Agreement” shall mean a netting agreement, master netting agreement or other similar document having the same effect as a netting agreement or master netting agreement and, as applicable, any collateral annex, security agreement or other similar document related to any master netting agreement or Permitted Contract.

“Note Obligations” means the Notes, the Guarantees and all other Obligations of any of the Issuer and any Guarantors under the Indenture, the Notes, the Guarantees and the Security Documents.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of EFIH or other Person, as the case may be.

“Officer’s Certificate” means a certificate signed on behalf of EFIH by an Officer of EFIH or on behalf of another Person by an Officer of such Person, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of EFIH or such other Person, as applicable, that meets the requirements set forth in the Indenture.

“Oncor Electric Delivery Facility” means the revolving credit agreement entered into as of the Closing Date by and among Oncor Electric Delivery, as borrower, the lenders party thereto in their capacities as lenders thereunder and JPMorgan Chase Bank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof.

“Oncor Holdings” means Oncor Electric Delivery Holdings Company LLC.

“Oncor-related Assets” means the Equity Interests of any of the Oncor Subsidiaries or any Successor Oncor Business (including the Collateral) owned by EFIH or any Oncor Subsidiary or any Successor Oncor Business or constituting a primary issuance of such Equity Interests to the extent such issuance would constitute an Asset Sale and any assets owned directly or indirectly by any of the Oncor Subsidiaries or any Successor Oncor Business.

“Oncor Subsidiaries” means Oncor Holdings and its Subsidiaries, all of which shall be Unrestricted Subsidiaries on the Issue Date.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Parity Lien” means a Lien granted by a security document to the Collateral Trustee, at any time, upon any Collateral to secure Parity Lien Obligations.

“Parity Lien Debt” means:

(1) the Notes issued by the Issuer under the Indenture on the Issue Date and any Additional Notes, the EFIH 9.75% Notes outstanding on the Issue Date and any additional EFIH 9.75% Notes;

(2) any other Indebtedness (including letters of credit and reimbursement obligations with respect thereto) of EFIH, including the guarantee by EFIH of any indebtedness of any other Person, including the EFH Corp. 9.75% Notes and any additional EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes and any additional EFH Corp. 10.000% Notes, that is secured equally and ratably with the Notes by a Parity Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided, in the case of Indebtedness referred to in this clause (2), that, except with respect to the EFH Corp. 9.75% Notes and any additional EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes and any additional EFH Corp. 10.000% Notes outstanding on the Issue Date:

(a) on or before the date on which such Indebtedness is incurred by EFIH, such Indebtedness is designated by EFIH, in accordance with the Collateral Trust Agreement, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Series of Secured Lien Debt may be designated as both Parity Lien Debt and Junior Lien Debt;

(b) such Indebtedness is governed by an indenture, credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and

(c) all requirements set forth in the Collateral Trust Agreement as to the confirmation, grant or perfection of the Collateral Trustee’s Lien to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements will be conclusively established if EFIH delivers to the Collateral Trustee an Officer’s Certificate stating that such requirements have been satisfied and that such notes or such Indebtedness is “Parity Lien Debt”); and

(3) Hedging Obligations of EFIH incurred to hedge or manage interest rate risk with respect to Parity Lien Debt; provided that, pursuant to the terms of the Parity Lien Documents, such Hedging Obligations are secured by a Parity Lien on all of the assets and properties that secure the Indebtedness in respect of which such Hedging Obligations are incurred.

“Parity Lien Documents” means the Indenture, the EFIH 9.75% Notes Indenture, the EFH Corp. 9.75% Notes Indenture, the EFH Corp. 10.000% Notes Indenture and any additional indenture, credit agreement or other agreement governing a Series of Parity Lien Debt and the Security Documents that create or perfect Liens securing Parity Lien Obligations.

“Parity Lien Obligations” means Parity Lien Debt and all other Obligations in respect thereof.

“Parity Lien Representative” means (1) the Trustee, in the case of the Notes, (2) The Bank of New York Mellon Trust Company, N.A., in the case of the EFIH 9.75% Notes, the EFH Corp. 9.75% Notes and the EFH Corp. 10.000% Notes or (3) in the case of any other Series of Parity Lien Debt, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who (a) is appointed as a Parity Lien Representative (for purposes related to the administration of the Security Documents) pursuant to the indenture, credit agreement or other agreement governing such Series of Parity Lien Debt, together with its successors in such capacity, and (b) has become a party to the Collateral Trust Agreement by executing a joinder in the form required under the Collateral Trust Agreement.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between EFIH or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “—Repurchase at the Option of Holders—Asset Sales.”

“Permitted Asset Transfer” means (1) the direct or indirect sale, assignment, transfer, conveyance or other disposition (including by way of merger, wind-up or consolidation) or spin-off by dividend of the Equity Interests of EFIH such that EFIH is no longer a Subsidiary of EFH Corp. (including without limitation a merger of EFIH with and into EFH Corp.) or (2) the sale, assignment, transfer, conveyance or other disposition (other than by way of merger, wind-up or consolidation) of all of the Equity Interests of, and other Investments in, the

Oncor Subsidiaries, Successor Oncor Businesses and all other Collateral held by EFIH to a Person (other than an Oncor Subsidiary) that shall continue to hold such Equity Interests, other Investments and any other Collateral, in each case other than any foreclosure on the Collateral.

“Permitted Holders” means each of the Investors, members of management (including directors) of EFIH or any of its direct or indirect parent companies or Subsidiaries who on the Closing Date were or at any time prior to the first anniversary of the Closing Date were holders of Equity Interests of EFIH (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of EFIH or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in EFIH or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by EFIH or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, EFIH or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under “—Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Issue Date;

(6) any Investment acquired by EFIH or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by EFIH or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by EFIH or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of EFIH or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described under “—Certain Covenants—Limitations on Restricted Payments”;

(10) guarantees of Indebtedness of EFIH or any of its Restricted Subsidiaries permitted under the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, fuel (including all forms of nuclear fuel), supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Investment to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 3.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to a Receivables Subsidiary that, in the good faith determination of EFIH, are necessary or advisable to effect any Receivables Facility for the benefit of EFIH or any of its Restricted Subsidiaries;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $25.0 million outstanding at any one time, in the aggregate;

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of EFIH or any direct or indirect parent company thereof;

(17) any Investment in any Subsidiary or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business; or

(18)(A) Investments in Indebtedness of TCEH or EFH Corp. received by EFIH (i) in exchange for the Notes in the Exchange Offer or (ii) in exchange for Indebtedness of TCEH or EFH Corp. received in exchange for the Notes in the Exchange Offer and (B) Investments in Indebtedness of EFH Corp. or its Subsidiaries received by EFIH in exchange for other Indebtedness of EFIH or any Guarantor incurred under clause (2) under the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, including in the case of both (A) and (B) above, for the avoidance of doubt, the exchanges of any such Indebtedness, which shall be deemed to be “Permitted Investments” hereunder.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business (including in connection with the construction or restoration of facilities for the generation, transmission or distribution of electricity) or otherwise constituting Permitted Investments;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey or title exceptions or irregularities, minor encumbrances, easements or reservations of, or rights of others for, licenses, permits, conditions, covenants, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12) or (13) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (a) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to Refinancing Indebtedness that serves to refund or refinance Indebtedness, Disqualified Stock or Preferred Stock incurred under clause (4) or (12) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (b) Liens securing Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (4) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” extend only to the assets so financed, purchased, constructed or improved;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by EFIH or any of its Restricted Subsidiaries;

(9) Liens on property at the time EFIH or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into EFIH or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by EFIH or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to EFIH or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations, of EFIH or its Restricted Subsidiaries incurred under clause (10) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such agreements were entered into in the ordinary course of business and not for speculative purposes (as determined by EFIH in its reasonable discretion acting in good faith) and, in the case of any commodity Hedging Obligations or any Hedging Obligation of the type described in clause (c) of the definition of “Hedging Obligations,” entered into in order to hedge against or manage fluctuations in the price or availability of any Covered Commodity;

(12) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of EFIH or any of its Restricted Subsidiaries;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by EFIH and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of EFIH or any Guarantor;

(16) [Intentionally omitted];

(17) Liens on accounts receivable, other Receivables Facility assets, or accounts into which collections or proceeds of Receivables Facility assets are deposited, in each case in connection with a Receivables Facility for the benefit of EFIH or its Restricted Subsidiaries;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8), and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $100.0 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under “—Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code, or any comparable or successor provision, on items in the course of collection, and (ii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreements;

(25) ground leases or subleases, licenses or sublicenses in respect of real property on which facilities owned or leased by EFIH or any of its Subsidiaries are located;

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of EFIH or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of EFIH and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of EFIH or any of its Restricted Subsidiaries in the ordinary course of business;

(27) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by EFIH or any Restricted Subsidiary in the ordinary course of business;

(28) rights reserved to or vested in others to take or receive any part of, or royalties related to, the power, gas, oil, coal, lignite or other minerals or timber generated, developed, manufactured or produced by, or grown on, or acquired with, any property of EFIH or any of its Restricted Subsidiaries and Liens upon the production from property of power, gas, oil, coal, lignite or other minerals or timber, and the by-products and proceeds thereof, to secure the obligations to pay all or a part of the expenses of exploration, drilling, mining or development of such property only out of such production or proceeds;

(29) Liens arising out of all presently existing and future division and transfer orders, advance payment agreements, processing contracts, gas processing plant agreements, operating agreements, gas balancing or deferred production agreements, pooling, unitization or communitization agreements, pipeline, gathering or transportation agreements, platform agreements, drilling contracts, injection or repressuring agreements, cycling agreements, construction agreements, salt water or other disposal agreements, leases or rental agreements, farm-out and farm-in agreements, exploration and development agreements, and any and all other contracts or agreements covering, arising out of, used or useful in connection with or pertaining to the exploration, development, operation, production, sale, use, purchase, exchange, storage, separation, dehydration, treatment, compression, gathering, transportation, processing, improvement, marketing, disposal or handling of any property of EFIH or any of its Restricted Subsidiaries, provided that such agreements are entered into in the ordinary course of business (including in respect of construction and restoration activities);

(30) any restrictions on any stock or stock equivalents or other joint venture interests of EFIH or any of its Restricted Subsidiaries providing for a breach, termination or default under any owners, participation, shared facility, joint venture, stockholder, membership, limited liability company or partnership agreement between such Person and one or more other holders of such stock or stock equivalents or interest of such Person, if a security interest or other Lien is created on such stock or stock equivalents or interest as a result thereof and other similar Liens;

(31) [Intentionally omitted];

(32) Liens and other exceptions to title, in either case on or in respect of any facilities of EFIH or any of its Restricted Subsidiaries, arising as a result of any shared facility agreement entered into with respect to such facility, except to the extent that any such Liens or exceptions, individually or in the aggregate, materially adversely affect the value of the relevant property or materially impair the use of the relevant property in the operation of business of EFIH or any of its Restricted Subsidiaries, taken as a whole;

(33) Liens on cash and Cash Equivalents (i) deposited by EFIH or any of its Restricted Subsidiaries in margin accounts with or on behalf of brokers, credit clearing organizations, independent system operators, regional transmission organizations, pipelines, state agencies, federal agencies, futures contract brokers, customers, trading counterparties, or any other parties or issuers of surety bonds or (ii) pledged or deposited as collateral by EFIH or any of its Restricted Subsidiaries with any of the entities described in clause (i) above to secure their respective obligations, in the case of each of clauses (i) and (ii) above, with respect to: (A) any contracts and transactions for the purchase, sale, exchange of, or the option (whether physical or financial) to purchase, sell or exchange (1) natural gas, (2) electricity, (3) coal and lignite, (4) petroleum-based liquids, (5) oil, (6) nuclear fuel (including enrichment and conversion), (7) emissions or other environmental credits, (8) waste byproducts, (9) weather, (10) power and other generation capacity, (11) heat rate, (12) congestion, (13) renewal energy credit, or (14) any other energy-related commodity or services or derivative (including ancillary services and related risk (such as location basis)); (B) any contracts or transactions for the purchase, processing, transmission, transportation, distribution, sale, lease, hedge or storage of, or any other services related to any commodity or service identified in subparts (1) through (14) above, including any capacity agreement; (C) any financial derivative agreement (including but not limited to swaps, options or swaptions) related to any commodity identified in subparts (1) through

(14) above, or to any interest rate or currency rate management activities; (D) any agreement for membership or participation in an organization that facilitates or permits the entering into or clearing of any netting agreement or any agreement described in this clause (33); (E) any agreement combining part or all of a netting agreement or part or all of any of the agreements described in this clause (33); (E) any document relating to any agreement described in this clause (33) that is filed with a Government Authority and any related service agreements; or (F) any commercial or trading agreements, each with respect to, or involving the purchase, transmission, distribution, sale, lease or hedge of, any energy, generation capacity or fuel, or any other energy related commodity or service, price or price indices for any such commodities or services or any other similar derivative agreements, and any other similar agreements (such agreements described in clauses (A) through (F) of this clause (33) being collectively, “Permitted Contracts”), Netting Agreements, Hedging Obligations and letters of credit supporting Permitted Contracts, Netting Agreements and Hedging Obligations;

(34) Liens arising under Section 9.343 of the Texas Uniform Commercial Code or similar statutes of states other than Texas;

(35) Liens created in the ordinary course of business in favor of banks and other financial institutions over credit balances of any bank accounts of EFIH and its Subsidiaries held at such banks or financial institutions, as the case may be, to facilitate the operation of cash pooling and/or interest set-off arrangements in respect of such bank accounts in the ordinary course of business;

(36) any zoning, land use, environmental or similar law or right reserved to or vested in any Government Authority to control or regulate the use of any real property that does not materially interfere with the ordinary conduct of the business of EFIH or any of its Restricted Subsidiaries, taken as a whole;

(37) any Lien arising by reason of deposits with or giving of any form of security to any Government Authority for any purpose at any time as required by applicable law as a condition to the transaction of any business or the exercise of any privilege or license, or to enable EFIH or any of its Restricted Subsidiaries to maintain self-insurance or to participate in any fund for liability on any insurance risks;

(38) Liens, restrictions, regulations, easements, exceptions or reservations of any Government Authority applying particularly to nuclear fuel;

(39) rights reserved to or vested in any Government Authority by the terms of any right, power, franchise, grant, license or permit, or by any provision of applicable law, to terminate or modify such right, power, franchise, grant, license or permit or to purchase or recapture or to designate a purchaser of any of the property of such person;

(40) Liens arising under any obligations or duties affecting any of the property of EFIH or any of its Restricted Subsidiaries to any Government Authority with respect to any franchise, grant, license or permit which do not materially impair the use of such property for the purposes for which it is held;

(41) rights reserved to or vested in any Government Authority to use, control or regulate any property of such person;

(42) any obligations or duties, affecting the property of EFIH or any of its Restricted Subsidiaries, to any Government Authority with respect to any franchise, grant, license or permit;

(43) a set-off or netting rights granted by EFIH or any Subsidiary of EFIH pursuant to any agreements related to Hedging Obligations, Netting Agreements or Permitted Contracts solely in respect of amounts owing under such agreements;

(44) Liens (i) on cash advances in favor of the seller of any property to be acquired in an Investment described under the definition of “Permitted Investments” to be applied against the purchase price for such Investment and (ii) consisting of an agreement to sell, transfer, lease or otherwise dispose of any property in a transaction excluded from the definition described under “Asset Sale,” in each case, solely to the extent such Investment or sale, disposition, transfer or lease, as the case may be, would have been permitted on the date of the creation of such Lien;

(45) [Intentionally omitted]; and

(46) any amounts held by a trustee in the funds and accounts under any indenture securing any revenue bonds issued for the benefit of EFIH or any of its Restricted Subsidiaries.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution or winding up.

“Purchase Money Obligations” means any Indebtedness incurred to finance or refinance the acquisition, leasing, construction, repair, restoration, replacement, expansion or improvement of property (real or personal) or assets (other than Capital Stock), and whether acquired through the direct acquisition of such property or assets, or otherwise, incurred in respect of capital expenditures, including Environmental CapEx Debt and Necessary CapEx Debt.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by EFIH in good faith.

“Rating Agencies” means each of Moody’s, S&P and Fitch, or if any of Moody’s, S&P or Fitch shall not make a rating on the Notes or other investment publicly available, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by EFIH which shall be substituted for Moody’s, S&P or Fitch, or all of them, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities or programs as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to EFIH or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which EFIH or any of its Restricted Subsidiaries purports to sell its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn funds such purchase by purporting to sell its accounts receivable to a Person that is not a Restricted Subsidiary or by borrowing from such a Person or from another Receivables Subsidiary that in turn funds itself by borrowing from such a Person.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of facilitating or entering into one or more Receivables Facilities, and in each case engages only in activities reasonably related or incidental thereto.

“Redemption Date” has the meaning set forth under “Optional Redemption.”

“Related Business Assets” means (A) except in the case of a Permitted Asset Swap of Collateral, assets (other than cash or Cash Equivalents) used or useful in, or securities of, a Similar Business; provided that any assets or securities received by EFIH or a Restricted Subsidiary in exchange for assets or securities transferred by

EFIH or a Restricted Subsidiary will not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary and (B) in the case of a Permitted Asset Swap of Collateral, assets (other than cash or Cash Equivalents) used or useful in, or Capital Stock of, a Similar Oncor Business; provided that any Capital Stock received by EFIH in exchange for Collateral will not be deemed to be Related Business Assets, unless upon receipt of the Capital Stock of such Person, such Person would become a Subsidiary of EFIH or a joint venture in which EFIH has a significant equity interest (as determined by EFIH in good faith).

“Required Junior Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Junior Lien Debt (including outstanding letters of credit whether or not then available or drawn) then outstanding and the aggregate unfunded commitments to extend credit which, when funded, would constitute Junior Lien Debt, calculated in accordance with the provisions described under “—Security for the Notes—Voting.” For purposes of this definition, Junior Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding.

“Required Parity Lien Debtholders” means, at any time, the holders of a majority in aggregate principal amount of all Parity Lien Debt (including outstanding letters of credit whether or not then available or drawn) then outstanding and the aggregate unfunded commitments to extend credit which, when funded, would constitute Parity Lien Debt, calculated in accordance with the provisions described under “—Security for the Notes—Voting.” For purposes of this definition, Parity Lien Debt registered in the name of, or beneficially owned by, the Issuer or any Affiliate of the Issuer will be deemed not to be outstanding.

“Restoration Certificate” shall mean, with respect to any Casualty Event, an Officer’s Certificate provided to the Trustee prior to the 365th day after such Casualty Event has occurred certifying (a) that EFIH or such Restricted Subsidiary intends to use the proceeds received in connection with such Casualty Event to repair, restore or replace the property or assets in respect of which such Casualty Event occurred, (b) the approximate costs of completion of such repair, restoration or replacement and (c) that such repair, restoration or replacement will be completed within the later of (x) 450 days after the date on which cash proceeds with respect to such Casualty Event were received and (y) 180 days after delivery of such Restoration Certificate.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payment Coverage Ratio” means (i) for Restricted Payments (other than payments of cash dividends or distributions to EFH Corp. on, or in respect of, EFIH’s Capital Stock, purchases for cash or other acquisitions for cash of any Capital Stock of EFIH or any direct or indirect parent of EFIH for the purpose of paying any such dividend or distribution to, or acquisitions of Capital Stock of any direct or indirect parent of EFIH for cash from, the Investors, or guaranteeing any Indebtedness of any Affiliate of EFIH for the purpose of paying such dividend, making such distribution or so acquiring such Capital Stock to or from the Investors, all such Restricted Payments being referred to as “Investor Payments”), the Fixed Charge Coverage Ratio of EFIH and its Restricted Subsidiaries treating the Oncor Subsidiaries as Restricted Subsidiaries for purposes of such calculation and (ii) for Restricted Payments constituting Investor Payments, the Fixed Charge Coverage Ratio of EFIH and its Restricted Subsidiaries.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of EFIH (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary’s ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a Standard & Poor’s Financial Services LLC business, and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by EFIH or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by EFIH or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Debt Documents” means the Parity Lien Documents and the Junior Lien Documents.

“Secured Debt Obligations” means Parity Lien Obligations and Junior Lien Obligations.

“Secured Indebtedness” means any Indebtedness of EFIH or any of its Restricted Subsidiaries secured by a Lien.

“Secured Lien Debt” means Parity Lien Debt and Junior Lien Debt.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the Collateral Trust Agreement, the Pledge Agreement, and all other security agreements, pledge agreements, collateral assignments, mortgages, collateral agency agreements, deed of trust or other grants or transfers for security executed and delivered by EFIH, a Guarantor or any other obligor under the Notes creating (or purporting to create) a Lien upon Collateral in favor of the Collateral Trustee for the benefit of the holders of the Secured Debt Obligations, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.

“Senior Indebtedness” means:

(1) all Indebtedness of the Issuer or any Guarantor outstanding under EFIH’s guarantee of any Existing EFH Corp. Notes, the EFIH 9.75% Notes and the Notes and any related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations of the Issuer or any Guarantor (and guarantees thereof) owing to a lender or any Affiliate of such lender (or any Person that was a lender or an Affiliate of such lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of the Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3);

provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuer or any of its Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; and

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Series of Junior Lien Debt” means, severally, each issue or series of Junior Lien Debt for which a single transfer register is maintained (provided that any Hedging Obligations constituting Junior Lien Debt shall be deemed part of the Series of Junior Lien Debt to which it relates).

“Series of Parity Lien Debt” means, severally, the Notes, the EFIH 9.75% Notes, the 9.75% EFH Corp. Notes, the EFH Corp. 10.000% Notes and any Additional Notes or other Indebtedness that constitutes Parity Lien Debt (provided that any Hedging Obligations constituting Parity Lien Debt shall be deemed part of the Series of Parity Lien Debt to which it relates).

“Series of Secured Lien Debt” means each Series of Parity Lien Debt and each Series of Junior Lien Debt.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Closing Date.

“Similar Business” means any business conducted or proposed to be conducted by EFIH and its Subsidiaries on the Closing Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Similar Oncor Business” means any business which is primarily engaged in a regulated electricity or other energy transmission or distribution business in the United States (as determined by EFIH in good faith).

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Investors and EFH Corp.

“Subordinated Indebtedness” means,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Successor Oncor Business” means any Person the Capital Stock of which is received by EFIH in an Asset Sale, including a Permitted Asset Swap, of Collateral or as a dividend or distribution from an Oncor Subsidiary.

“TCEH” means Texas Competitive Electric Holdings Company LLC.

“TCEH Notes” means the notes previously issued by TCEH to refinance indebtedness under the TCEH Senior Interim Facility.

“TCEH Senior Interim Facility” means the interim loan agreement, dated as of the Closing Date by and among Energy Future Competitive Holdings, as guarantor, TCEH, as borrower, the other guarantors parties thereto, the lenders party thereto in their capacities as lenders thereunder and Morgan Stanley Senior Funding, Inc., as Administrative Agent, including any guarantees, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications or restatements thereof.

“TCEH Senior Secured Facilities” means the credit agreement dated as of the Closing Date, as amended on August 7, 2009, by and among Energy Future Competitive Holdings, as guarantor, TCEH, as borrower, the lenders party thereto in their capacities as lenders thereunder and Citibank, N.A., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any additional amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”).

“Total Assets” means the total assets of EFIH and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent consolidated balance sheet of EFIH or such other Person as may be expressly stated.

“Transactions” means the transactions contemplated by the Transaction Agreement, borrowings under the TCEH Senior Secured Facilities, the EFH Senior Interim Facility, the TCEH Senior Interim Facility, the Oncor Electric Delivery Facility and any Receivables Facility as in effect on the Closing Date, any repayments of indebtedness of EFH Corp. and its Subsidiaries in connection therewith, and the issuance of the EFH Corp. 2017 Notes and the TCEH Notes and any repayments of Indebtedness of EFH Corp. and its Subsidiaries in connection therewith.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of February 25, 2007, among Merger Sub, Texas Energy Future Holdings Limited Partnership and EFH Corp.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to December 1, 2015; provided, however, that if the period from the Redemption Date to December 1, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb).

“Unrestricted Cash” means, as of any date, without duplication, (a) all cash and Cash Equivalents (in each case, free and clear of all Liens, other than nonconsensual Liens permitted by the covenant described under “—Certain Covenants—Limitation on Liens” and Liens permitted by clause (23), subclauses (i) and (ii) of clause (26) and clause (33) of the definition of Permitted Liens, included in the cash and cash equivalents accounts listed on the consolidated balance sheet of EFIH and its Restricted Subsidiaries as of such date and (b) all unrestricted margin deposits related to commodity positions listed on the consolidated balance sheet of EFIH and the Restricted Subsidiaries.

“Unrestricted Subsidiary” means:

(1) each of the Oncor Subsidiaries;

(2) any Subsidiary of EFIH other than EFIH Finance or any Guarantor owning Collateral which at the time of determination is an Unrestricted Subsidiary (as designated by EFIH, as provided below); and

(3) any Subsidiary of an Unrestricted Subsidiary.

EFIH may designate any Subsidiary of EFIH (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) other than EFIH Finance or any Guarantor owning Collateral to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, EFIH or any Subsidiary of EFIH (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by EFIH;

(2) such designation complies with the covenants described under “—Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of EFIH or any Restricted Subsidiary.

EFIH may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and in the case of any Subsidiary of EFIH, (A) EFIH could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or (B) the Fixed Charge Coverage Ratio for EFIH and its Restricted Subsidiaries would be greater than such ratio for EFIH and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by EFIH shall be notified by EFIH to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of EFIH or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding, Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

COMPARISON OF PRINCIPAL DIFFERENCES BETWEEN OLD NOTES

AND NEW EFIH SENIOR SECURED NOTES

The following description is a summary of the principal differences between certain terms and provisions of the Old Notes and the New EFIH Senior Secured Notes. This summary does not purport to be complete and is qualified in its entirety by express reference to the Old Notes Indenture, a copy of which has been filed with the SEC, and the indenture relating to the New EFIH Senior Secured Notes, a copy of which will be filed with the SEC, which, in each case, are or will be available as described under “Available Information.”

The following description does not give effect to the Proposed Amendments. For a summary of the changes that will be made to the Old Notes Indenture if the Proposed Amendments become operative with respect to the Old Notes, see “Proposed Amendments.” EFH Corp. has received Consents from holders of a majority of the outstanding aggregate principal amount of the Old Notes, voting together as a single class, which constitutes the requisite Consents to adopt the Proposed Amendments. Old Notes held by members of the Sponsor Group and EFH Corp. and their respective affiliates were not considered outstanding for the purposes of determining whether the holders of the required outstanding principal amount of the Old Notes delivered Consents necessary to adopt the Proposed Amendments. The requisite Consents having been received, EFH Corp., the guarantors of the Old Notes and The Bank of New York Mellon Trust Company, N.A., as trustee under the Old Notes Indenture, have executed and delivered the Supplemental Indenture to effectuate the Proposed Amendments. The Supplemental Indenture will not become operative until immediately prior to the acceptance for exchange of Old Notes upon the terms and subject to the conditions set forth in this Prospectus.

For more detailed information relating to the terms of the New EFIH Senior Secured Notes, see “Description of the Notes.”

Certain capitalized terms used below have the meanings assigned to such terms in the Old Notes Indenture, or the indenture pursuant to which the New EFIH Senior Secured Notes will be issued. See “Description of the Notes—Certain Definitions” for definitions of capitalized terms used, but not defined, in the column below titled “New EFIH Senior Secured Notes.” All numbered or lettered items below reflect the numbering or lettering corresponding to such items in the relevant indenture and/or description of the relevant New EFIH Senior Secured Notes included in this Prospectus.

	Old Notes	New EFIH Senior Secured Notes
Issuer	EFH Corp.	EFIH and EFIH Finance

Interest Rate

Old Cash-Pay Notes: 10.875% per annum

Old Toggle Notes:

11.250%/12.000% per annum; Interest on the Toggle Notes may be paid in additional notes in lieu of cash for any interest payment period prior to November 1, 2012.

10.00% per annum

Maturity	November 1, 2017	December 1, 2020
Collateral	None	The notes will be secured by Equity Interests in, Indebtedness of, and other Investments in, any Oncor Subsidiary owned by EFIH; and the proceeds, income and other payments therefrom.

Guarantees	EFCH and EFIH	None

Ranking	Senior unsecured	Senior secured

Listing	None	Expected listing on the New York Stock Exchange

Redemption	Prior to November 1, 2012, optional “make-whole” redemption in whole or in part at any time at 100% of their aggregate principal amount plus a “make-whole” premium, plus accrued and unpaid interest to the redemption date.	Prior to December 1, 2015, optional “make-whole” redemption in whole or in part at any time at 100% of their aggregate principal amount, plus a “make-whole” premium and accrued and unpaid interest to the redemption date.

	Beginning on November 1, 2012, the Issuer may redeem any of the notes at specified redemption prices.	Beginning on December 1, 2015, the Issuer may redeem any of the notes at specified redemption prices.

	Prior to November 1, 2010, the Issuer may redeem up to 35% of the aggregate principal amount of the notes using the proceeds from certain equity offerings at 110.875% (for Old Cash-Pay Notes) or 111.250% (for Old Toggle Notes) of their aggregate principal amount, plus accrued and unpaid interest to the redemption date.	Prior to December 1, 2013, the Issuer may redeem up to 35% of the aggregate principal amount of the notes using the proceeds from certain equity offerings at 110.000% of their aggregate principal amount, plus accrued and unpaid interest to the redemption date.

Registration/Transfer Restrictions	144A/Reg S with subsequent SEC registration	SEC Registered

	Old Notes	New EFIH Senior Secured Notes
Principal Covenants

Change of Control	Upon the occurrence of a Change of Control, holders of the notes have the right to require the Issuer to repurchase some or all of the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date.	Upon the occurrence of a Change of Control, holders of the notes have the right to require the Issuer to repurchase some or all of the notes at 101% of their aggregate principal amount, plus accrued and unpaid interest to the repurchase date.

	“Change of Control” is generally defined as: (1) the sale, lease or transfer of all or substantially all of the assets of the Issuer and its subsidiaries, taken as a whole, to any person other than a Permitted Holder; or (2) the Issuer becomes aware of the acquisition by any person or group, other than the Permitted Holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of 50% or more of the total voting power of the Issuer or any of its direct or indirect parent companies.	“Change of Control” is generally defined as: (1) the sale, lease or transfer of all or substantially all of the assets of EFIH and its subsidiaries taken as a whole, or all or substantially all of the Collateral or Oncor-related Assets, to any person other than a Permitted Holder, other than (A) a Permitted Asset Transfer meeting the requirements of the proviso following clause (3) below and (B) any foreclosure on the Collateral, provided that a transaction that would otherwise constitute a Change of Control pursuant to this clause (1) will not constitute a Change of Control if: (a) the consideration received in respect of such transaction (i) is received by EFIH or an Oncor Subsidiary or Successor Oncor Business; (ii) consists of capital stock of a person in a Similar Oncor Business that (A) would become a Subsidiary of EFIH or such Oncor Subsidiary or Successor Oncor Business or (B) is a joint venture in which EFIH or such Oncor Subsidiary or Successor Oncor Business would have a significant Equity Interest; (iii) is at least equal to the fair market value of the assets sold, transferred, conveyed or otherwise disposed of; and (iv) if received by EFIH, is concurrently pledged as Collateral; (b) immediately after such transaction no Default exists; (c) immediately after giving pro forma effect to such transaction, either (i) EFIH would be able to incur at least $1 of additional

	Old Notes	New EFIH Senior Secured Notes
Change of Control (Continued)		Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or (ii) its Fixed Charge Coverage Ratio would be greater as a result of the transaction; and (d) the rating on the notes is not downgraded within a specified time frame; and (e) each guarantor has by a supplemental indenture confirmed its guarantee; (2) EFIH becomes aware of the acquisition by any person or group, other than the Permitted Holders, by way of merger, consolidation or other business combination or purchase of beneficial ownership of 50% or more of the total voting power of EFIH or any of its direct or indirect parent companies; or (3) at any time, EFH Corp. ceases to own at least a majority of the total voting power of EFIH, provided that certain Permitted Asset Transfers will not constitute a Change of Control if: (a) such Permitted Asset Transfer complies with the merger covenant; (b) the successor company has assumed all the obligations of EFIH under the notes and the related documents, in accordance with the merger covenant; (c) immediately after such transaction no Default exists; (d) immediately after giving pro forma effect to such transaction, either (i) EFIH or the successor company would be able to incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or (ii) its Fixed Charge Coverage Ratio would be greater as a result of the transaction; (e) the rating on the notes is not downgraded within a specified time frame; and (f) EFIH or the successor company has delivered to the trustee an opinion of counsel relating to the Collateral.

	Old Notes	New EFIH Senior Secured Notes
Limitation on Restricted Payments	The Issuer and its Restricted Subsidiaries are prohibited from (I) declaring or paying any dividend or making any payment or distribution on account of the Issuer’s, or any of its Restricted Subsidiaries’ Equity Interests; (II) purchasing, redeeming, defeasing or otherwise acquiring or retiring for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer; (III) making any principal payment on, or redeeming, repurchasing, defeasing or otherwise acquiring or retiring for value, prior to any scheduled repayment, sinking fund payment or maturity, any subordinated Indebtedness; or (IV) making any restricted investment unless: (1) no default has occurred; (2)(A) with respect to any Restricted Payment by the Issuer or any Restricted Subsidiary of the Issuer (other than TCEH and its Restricted Subsidiaries), on a pro forma basis, the Restricted Payment Coverage Ratio would have been at least 2.00 to 1.00 or (B) with respect to a Restricted Payment by TCEH or any Restricted Subsidiary of TCEH, on a pro forma basis, TCEH could incur at least $1 of additional Indebtedness under its Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant; and (3)(A) certain Restricted Payments made by the Issuer and its Restricted Subsidiaries (other than TCEH and its Restricted Subsidiaries) would be less than 50% of the Issuer’s Consolidated Net Income from October 1, 2007 and (B) certain Restricted Payments made by TCEH and its Restricted Subsidiaries would be less than 50% of TCEH’s Consolidated Net Income from October 1, 2007.	EFIH and its Restricted Subsidiaries are prohibited from (I) declaring or paying any dividend or making any payment or distribution on account of EFIH’s, or any of its Restricted Subsidiaries’ Equity Interests; (II) purchasing, redeeming, defeasing or otherwise acquiring or retiring for value any Equity Interests of EFIH or any direct or indirect parent of EFIH; (III) making any principal payment on, or redeeming, repurchasing, defeasing or otherwise acquiring or retiring for value, prior to any scheduled repayment, sinking fund payment or maturity, any subordinated Indebtedness; or (IV) making any restricted investment unless: (1) no default has occurred; (2) on a pro forma basis, the Restricted Payment Coverage Ratio would have been at least 2.00 to 1.00; and (3) certain Restricted Payments made by EFIH and its Restricted Subsidiaries would be less than 50% of EFIH’s Consolidated Net Income from October 11, 2007.

	Old Notes	New EFIH Senior Secured Notes
Limitation on Restricted Payments (Continued)	This prohibition is also subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the Old Notes Indenture): (7) aggregate Investments in Unrestricted Subsidiaries having an aggregate fair market value not to exceed (A) 1.5% of Total Assets at the time of such Investment and (B) to the extent invested in any of the Oncor Subsidiaries, $500 million; and (11) aggregate Restricted Payments not to exceed 2.0% of Total Assets; and (using cross-references as set forth in the definition of “Permitted Investments” in the Old Notes Indenture): (8) aggregate Investments in a Similar Business having an aggregate fair market value not to exceed 3.5% of Total Assets; (13) additional Investments having an aggregate fair market value not to exceed 3.5% of Total Assets; and (18) aggregate Investments in Shell Wind not to exceed $1,500 million.	This prohibition is also subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the indenture governing the New EFIH Senior Secured Notes (the “EFIH Indenture”)): (7) aggregate Investments in Unrestricted Subsidiaries having an aggregate fair market value not to exceed (A) 1.5% of Total Assets at the time of such Investment and (B) to the extent invested in any of the Oncor Subsidiaries, $500.0 million; (11)(A) aggregate Restricted Payments not to exceed $100 million and (B) loans to EFH Corp. in amounts to permit EFH Corp. to pay interest when due on certain of its Indebtedness; (16) Restricted Payments to permit EFH Corp. to allow it to comply with the asset sale covenant under its indenture; and (18) Restricted Payments to permit EFH Corp. to make interest payments on certain of its existing notes and the New EFIH Senior Secured Notes; and (using cross-references as set forth in the definition of “Permitted Investments” in the EFIH Indenture): (8) aggregate Investments in a Similar Business having an aggregate fair market value not to exceed 3.5% of Total Assets; and (13) additional Investments having an aggregate fair market value not to exceed 3.5% of Total Assets.

	Old Notes	New EFIH Senior Secured Notes
Limitation on Restricted Payments (Continued)	In addition, the Issuer and its Restricted Subsidiaries are prohibited from paying cash dividends or distributions (or making repurchases or incurring debt to achieve the same result) to the Investors unless the Consolidated Leverage Ratio of the Issuer would be equal to or less than 7.00 to 1.00.	In addition, EFIH and its Restricted Subsidiaries are prohibited from paying cash dividends or distributions (or making repurchases or incurring debt to achieve the same result) to EFH Corp. to permit it to make such payments to the Investors unless the Consolidated Leverage Ratio of EFIH (treating the Oncor Subsidiaries as Restricted Subsidiaries) would be equal to or less than 6.00 to 1.00 prior to a Permitted Asset Transfer and 7.00 to 1.00 after a Permitted Asset Transfer.

Limitation on Incurrence of Indebtedness	The Issuer and its Restricted Subsidiaries are prohibited from incurring Indebtedness and issuing shares of preferred stock and/or disqualified stock unless the Issuer’s consolidated Fixed Charge Coverage Ratio is at least 2.00 to 1.00 on a pro forma basis, or, in the case of TCEH and its Restricted Subsidiaries, TCEH’s consolidated Fixed Charge Coverage Ratio is at least 2.00 to 1.00 on a pro forma basis, subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the Old Notes Indenture): (1) the incurrence of Indebtedness under Credit Facilities up to an aggregate principal amount of $26,500 million and any Collateral Posting Facility; (2) the incurrence (x) by the Issuer and any guarantor of Indebtedness represented by the notes and related guarantees and (y) by EFCH and its subsidiaries of Indebtedness represented by the TCEH notes; (4) capitalized lease obligations and purchase money obligations, subject to certain exceptions; (12)(b) the incurrence of Indebtedness by the Issuer or any Restricted Subsidiary in an aggregate principal amount not to exceed $1,750 million; and (14) the incurrence of certain Indebtedness to finance acquisitions.	EFIH and its Restricted Subsidiaries are prohibited from incurring Indebtedness and issuing shares of preferred stock and/or disqualified stock unless EFIH’s consolidated Fixed Charge Coverage Ratio is at least 2.00 to 1.00 on a pro forma basis, subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the EFIH Indenture): (1) the incurrence of Indebtedness under Credit Facilities up to an aggregate principal amount of $750 million; (2) the incurrence by the Issuer and any guarantor of up to $4.0 billion in debt to be issued in the exchange offers and certain other Indebtedness (which amount may be reduced in certain circumstances if Parity Lien Debt is repaid with the proceeds of certain Asset Sales); (3) existing guarantees and guarantees of up to $3.0 billion of Indebtedness of EFH Corp.; (4) capitalized lease obligations and purchase money obligations, subject to certain exceptions; (12)(b) the incurrence of Indebtedness by the Issuer or any Restricted Subsidiary in an aggregate principal amount not to exceed $250 million; and (14) the incurrence of certain Indebtedness to finance acquisitions.

	Old Notes	New EFIH Senior Secured Notes
Limitation on Liens	The Issuer and each guarantor are prohibited from incurring liens in respect of Indebtedness unless the notes and guarantees are secured on an equal or senior basis, subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the Old Notes Indenture): (a) liens securing the notes and related guarantees; (b) liens securing Indebtedness incurred under the $26,500 million Credit Facilities basket; and (c) liens securing Indebtedness permitted to be incurred under the limitation on incurrence of Indebtedness covenant if, on a pro forma basis, the Consolidated Secured Debt Ratio would be no greater than 5.0 to 1.0; and (as set forth in the definition of “Permitted Liens” in the Old Notes Indenture): (6) liens securing Indebtedness in respect of the baskets for (i) capitalized lease obligations and purchase money obligations and (ii) $1,750 million in additional Indebtedness, in each case permitted to be incurred under the limitation on incurrence of Indebtedness covenant.	EFIH, EFIH Finance and any guarantor that is a Restricted Subsidiary are prohibited from incurring liens in respect of Indebtedness unless the notes and guarantees are secured on an equal or senior basis, subject to enumerated exceptions including, among others (using cross-references as set forth in this covenant in the EFIH Indenture): (a) liens (other than with respect to the Collateral) securing the notes and related guarantees and other Indebtedness permitted to be incurred under the $4.0 billion basket or under the $3.0 billion basket for guarantees of EFH Corp. Indebtedness of the limitation on incurrence of Indebtedness covenant, as long as the notes and related guarantees are secured on an equal and ratable basis; (b) liens securing Indebtedness incurred under the $750 million Credit Facilities basket; and (c) liens securing Indebtedness permitted to be incurred under the limitation on incurrence of Indebtedness covenant if, on a pro forma basis, the Consolidated Secured Debt Ratio would be no greater than 5.0 to 1.0; and (using cross-references as set forth in the definition of “Permitted Liens” in the EFIH Indenture): (6) liens securing Indebtedness in respect of the baskets for (i) capitalized lease obligations and purchase money obligations and (ii) $250 million in additional Indebtedness, in each case permitted to be incurred under the limitation on incurrence of Indebtedness covenant. EFIH is prohibited from incurring liens on the Collateral other than liens to secure Indebtedness of up to $4.0 billion on a parity basis with the notes, unlimited junior liens on the Collateral and certain liens for taxes, assessments or other governmental charges.

	Old Notes	New EFIH Senior Secured Notes
Limitation on Asset Sales	Neither the Issuer nor any of its Restricted Subsidiaries may consummate an Asset Sale unless fair market value consideration is received and, except in the case of a Permitted Asset Swap, at least 75% of the consideration is in the form of cash or cash equivalents, except that Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary having an aggregate fair market value not to exceed 5% of Total Assets is deemed to be cash for these purposes.	Neither EFIH nor any of its Restricted Subsidiaries may consummate an Asset Sale unless fair market value consideration is received and, except in the case of a Permitted Asset Swap, at least 75% of the consideration is in the form of cash or cash equivalents, except that Designated Non-cash Consideration received by EFIH or such Restricted Subsidiary having an aggregate fair market value not to exceed 5% of Total Assets (or $400 million in the case of Asset Sales of Collateral received by EFIH) is deemed to be cash for these purposes, and consideration received from an Asset Sale of Collateral must be pledged for the benefit of the holders of the notes.

Net proceeds received by the Issuer or a Restricted Subsidiary from an Asset Sale must be used as follows:

(1) to permanently reduce: (a) senior secured Indebtedness; (b) other senior Indebtedness, as long as the Issuer ratably reduces amounts outstanding under the notes; (c) certain existing notes which have a final maturity date on or prior to October 15, 2017, with net proceeds from Asset Sales equal to an amount up to 3.5% of Total Assets; or (d) Indebtedness of a Restricted Subsidiary that is not a guarantor; (2) to make Investments to acquire Restricted Subsidiaries or certain other Investments in a Similar Business; or (3) to make Investments to acquire Restricted Subsidiaries or certain other Investments to replace the businesses, properties and/or assets that are the subject of the Asset Sale.

Net proceeds received by EFIH or a Restricted Subsidiary from an Asset Sale (except an Asset Sale of Collateral or other assets of Oncor) must be used as follows: (1) to repay or prepay Parity Lien Debt of EFIH (other than the notes) on a pro rata basis (including to make Restricted Payments to EFH Corp. to allow it to repay or prepay its Parity Lien Debt (other than Indebtedness owed to a Subsidiary of EFH Corp.) that is guaranteed by EFIH), up to an amount equal to the net proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Parity Lien Debt and the denominator of which is the outstanding principal amount of all Parity Lien Debt (including the notes), as long as EFIH ratably reduces amounts outstanding under the notes; (2) to permanently reduce: (a) senior secured Indebtedness; (b) other senior Indebtedness, as long as EFIH ratably reduces amounts outstanding under the notes; or (c) Indebtedness of a Restricted Subsidiary that is not a

	Old Notes	New EFIH Senior Secured Notes
Limitation on Asset Sales (Continued)		guarantor; (3) to make Investments to acquire Restricted Subsidiaries or certain other Investments in Similar Businesses; or (4) to make Investments to acquire Restricted Subsidiaries or certain other Investments to replace the businesses, properties and/ or assets that are the subject of the Asset Sale.

Net proceeds received by EFIH or a Restricted Subsidiary from an Asset Sale of Collateral or other assets of Oncor must be deposited in a cash collateral account for the payment of interest and principal on, and/or to repay, prepay, repurchase or redeem, Parity Lien Debt (including the notes) as described in the following clauses (1) and (2) (unless an Investment described in clause (3) is made): (1) to repay or prepay Parity Lien Debt (other than the notes) on a pro rata basis (including to make Restricted Payments to EFH Corp. to allow it to repay or prepay its Parity Lien Debt that is guaranteed by EFIH), up to an amount equal to the net proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Parity Lien Debt and the denominator of which is the outstanding principal amount of all Parity Lien Debt (including the notes), as long as EFIH ratably reduces amounts outstanding under the notes; (2) to repay, repurchase or redeem the notes; or (3) to make Investments in Oncor Subsidiaries or Successor Oncor Business, so long as such Investment is pledged as Collateral.

	If the net proceeds are not so used and the aggregate amount of Excess Proceeds exceeds $200 million, the Issuer must offer to repurchase the notes using such net proceeds.	If the net proceeds are not so used and the aggregate amount of Excess Proceeds exceeds $200 million, the Issuer must offer to repurchase the notes using such net proceeds.

	Old Notes	New EFIH Senior Secured Notes
Merger, Consolidation and Sale of All or Substantially All Assets	The Issuer may not merge or consolidate into another company or dispose of all or substantially all of its properties or assets, unless the successor company assumes the obligations under the notes, no default has occurred and the successor company would be able to incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or its Fixed Charge Coverage Ratio would be greater as a result of the transaction.	Except as described above under “Change of Control” and below under “Other Asset Transfer Provisions,” EFIH may not merge or consolidate into another company or dispose of all or substantially all of its properties or assets, unless the successor company assumes the obligations under the notes and the Security Documents, no default has occurred, the successor company would be able to incur at least $1 of additional Indebtedness under the Fixed Charge Coverage Ratio test in the limitation on incurrence of Indebtedness covenant or its Fixed Charge Coverage Ratio would be greater as a result of the transaction and, in the case of a Permitted Asset Transfer other than a merger of EFIH with and into EFH Corp., the rating on the notes is not downgraded within a specified time frame.

Notwithstanding the foregoing, EFIH may merge with and into EFH Corp. if such merger is a Permitted Asset Transfer.

Other Asset Transfer Provisions	None	Restricted Subsidiaries may not hold ownership or other interests in the Oncor Subsidiaries or Successor Oncor Businesses or any other Collateral, and Unrestricted Subsidiaries may not hold ownership or other interests in EFIH or in the Oncor Subsidiaries or any Successor Oncor Businesses except that an Oncor Subsidiary may hold ownership or other interests in another Oncor Subsidiary.

Limitation on Transactions with Affiliates	The Issuer and its Restricted Subsidiaries are prohibited from making payments, disposing of property to or generally entering into transactions with Affiliates, if the transaction involves consideration of more than $25 million, unless the transaction is not	EFIH and its Restricted Subsidiaries are prohibited from making payments, disposing of property to or generally entering into transactions with Affiliates, if the transaction involves consideration of more than $25 million, unless the transaction is not materially less

	Old Notes	New EFIH Senior Secured Notes
Limitation on Transactions with Affiliates (Continued)	materially less favorable to the Issuer than what would have been obtained on an arm’s-length basis or, if the transaction involves consideration of more than $50 million, the board of the Issuer approves the transaction, subject to enumerated exceptions.	favorable to EFIH than what would have been obtained on an arm’s-length basis or, if the transaction involves consideration of more than $50 million, the board of EFIH approves the transaction, subject to enumerated exceptions.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries	Wholly-owned subsidiaries that are Restricted Subsidiaries, other than guarantors, are prohibited from guaranteeing Indebtedness of the Issuer without guaranteeing the notes, subject to enumerated exceptions.	Wholly-owned subsidiaries that are Restricted Subsidiaries, other than EFIH Finance and any guarantors, are prohibited from guaranteeing Indebtedness of EFIH without guaranteeing the notes, subject to enumerated exceptions.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries	Restricted Subsidiaries of the Issuer that are not guarantors are prohibited from creating consensual encumbrances on their ability to pay dividends, make loans or advances or transfer property or assets, in each case to the Issuer or its Restricted Subsidiaries.	Restricted Subsidiaries of EFIH that are not guarantors are prohibited from creating consensual encumbrances on their ability to pay dividends, make loans or advances or transfer property or assets, in each case to EFIH or its Restricted Subsidiaries.

Events of Default

(1) failure to pay principal on the notes;

(2) failure for 30 days or more to pay interest on the notes;

(3) failure for 60 days after receipt of written notice given by the trustee or the holders of not less than 30% in principal amount of the notes to comply with any covenants;

(4) default under other Indebtedness by the Issuer or any of its Restricted Subsidiaries, if both: (a) such default results from the failure to pay any principal of such Indebtedness at its stated final maturity or relates to another obligation and results in the holders of such Indebtedness causing it to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness is equal to $250 million or more;

(1) failure to pay principal on the notes;

(2) failure for 30 days or more to pay interest on the notes;

(3) failure for 60 days after receipt of written notice given by the trustee or the holders of not less than 30% in principal amount of the notes to comply with any covenants;

(4) default under other Indebtedness by EFIH or any of its Restricted Subsidiaries, if both: (a) such default results from the failure to pay any principal of such Indebtedness at its stated final maturity or relates to another obligation and results in the holders of such Indebtedness causing it to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness is equal to $250 million or more;

	Old Notes	New EFIH Senior Secured Notes
Events of Default (Continued)

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $250 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final;

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $250 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final;

	(6) and (7) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary); or	(6) and (7) certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary);

(8) the guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) for any reason ceases to be in full force and effect or is declared null and void, except as permitted by the indenture.

(8) the guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together would constitute a Significant Subsidiary) for any reason ceases to be in full force and effect or is declared null and void, except as permitted by the indenture; or

(9) the lien on Collateral having a fair market value of more than $250 million ceases to be in effect.

Amendment, Supplement and Waiver	Without the consent of each affected holder of notes, an amendment may not (using cross-references as set forth in the Old Notes Indenture): (1) reduce the principal amount of such notes whose holders must consent to an amendment, supplement or waiver;	Without the consent of each affected holder of notes, an amendment may not (using cross-references as set forth in the EFIH Indenture): (1) reduce the principal amount of such notes whose holders must consent to an amendment, supplement or waiver;

	(2) reduce the principal of or change the fixed final maturity of any such note or alter or waive the provisions with respect to the redemption of the notes;	(2) reduce the principal of or change the fixed final maturity of any such note or alter or waive the provisions with respect to the redemption of the notes;

	(3) reduce the rate of or change the time for payment of interest on any note;	(3) reduce the rate of or change the time for payment of interest on any note;

	(4) waive a default in the payment of principal or interest on the notes;	(4) waive a default in the payment of principal or interest on the notes;

	Old Notes	New EFIH Senior Secured Notes
Amendment, Supplement and Waiver (Continued)	(5) make any note payable in money other than that stated therein;	(5) make any note payable in money other than that stated therein;
	(6) make any change in the provisions relating to waivers of past defaults or the rights of holders to receive payments of principal or interest on the notes;	(6) make any change in the provisions relating to waivers of past defaults or the rights of holders to receive payments of principal or interest on the notes;

	(7) make any change in the amendment and waiver provisions;	(7) make any change in the amendment and waiver provisions;

	(8) impair the right of any holder to receive payment of principal or interest on the notes on or after the due dates or to institute suit for the enforcement of any payment on or with respect to the notes;	(8) impair the right of any holder to receive payment of principal or interest on the notes on or after the due dates or to institute suit for the enforcement of any payment on or with respect to the notes;

	(9) make any change to or modify the ranking of the notes; or	(9) make any change to or modify the ranking of the notes; or

	(10) except as expressly permitted, modify the guarantees of any Significant Subsidiary in a manner adverse to the holders.	(10) except as expressly permitted, modify the guarantees of any Significant Subsidiary in a manner adverse to the holders.

	Except as set forth above, the indenture and the notes may be amended with the consent of a majority of the outstanding notes.	Except as set forth above, the indenture, the notes and the security documents may be amended with the consent of a majority of the outstanding notes, including amendments that would release less than all or substantially all of the Collateral. However, without the consent of 66-2/3% of the outstanding notes, no amendment, supplement or waiver may modify the security documents to release all or substantially all of the Collateral.

BOOK-ENTRY, DELIVERY AND FORM

We will issue the New EFIH Senior Secured Notes in the form of global notes in fully registered form initially in the name of Cede & Co., as nominee of DTC, or such other name as may be requested by an authorized representative of DTC. The global notes will be deposited with the trustee as custodian for DTC and may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

DTC has advised us as follows:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and FINRA.

•

Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the New EFIH Senior Secured Notes represented by that global note for all purposes under the indenture governing the New EFIH Senior Secured Notes. Beneficial interests in the global notes will be represented through book entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Except as provided below, owners of beneficial interests in a global note will not be entitled to have New EFIH Senior Secured Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of New EFIH Senior Secured Notes in certificated form and will not be considered the owners or holders thereof under the indenture for the New EFIH Senior Secured Notes or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval of the trustee for the New EFIH Senior Secured Notes.

Purchases of New EFIH Senior Secured Notes under the DTC system must be made by or through direct participants, which will receive a credit for the New EFIH Senior Secured Notes on DTC’s records. The ownership interest of each actual purchaser of New EFIH Senior Secured Notes is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners of the New EFIH Senior Secured Notes will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the New EFIH Senior Secured Notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the New EFIH Senior Secured Notes, except in the event that use of the book-entry system for the New EFIH Senior Secured Notes is discontinued.

DTC has no knowledge of the actual beneficial owners of the New EFIH Senior Secured Notes; DTC’s records reflect only the identity of the direct participants to whose accounts such New EFIH Senior Secured

Notes are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by, direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the global notes. Under its usual procedures, DTC would mail an omnibus proxy to the issuer of the New EFIH Senior Secured Notes as soon as possible after a record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts such New EFIH Senior Secured Notes are credited on the record date (identified in the listing attached to the omnibus proxy).

All payments on the global notes will be made to Cede & Co., as holder of record, or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the trustee on payment dates in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, us or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) shall be the responsibility of the Offeror or the trustee. Disbursement of such payments to direct participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of direct and indirect participants.

DTC may discontinue providing its service as securities depositary with respect to the New EFIH Senior Secured Notes at any time by giving reasonable notice to us or the trustee. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). Under such circumstances, in the event that a successor securities depositary is not obtained, certificates representing the New EFIH Senior Secured Notes in fully registered form are required to be printed and delivered to beneficial owners of the New EFIH Senior Secured Notes representing such New EFIH Senior Secured Notes. If this were to occur, neither the Offeror nor the trustee of the New EFIH Senior Secured Notes will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the New EFIH Senior Secured Notes, and the Offeror and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificates representing the New EFIH Senior Secured Notes to be issued.

Neither we nor the trustee will have any responsibility or obligation to direct or indirect participants, or the persons for whom they act as nominees, with respect to the accuracy of the records of DTC, its nominee or any participant with respect to any ownership interest in the New EFIH Senior Secured Notes, or payments to, or the providing of notice to participants or beneficial owners.

So long as the New EFIH Senior Secured Notes are in DTC’s book-entry system, secondary market trading activity in the New EFIH Senior Secured Notes will settle in immediately available funds. All payments on the New EFIH Senior Secured Notes issued as global notes will be made by us in immediately available funds.

The Offeror has provided the descriptions of the operations and procedures of DTC in this Prospectus solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. None of the Offeror, the Dealer Managers nor the trustee for the New EFIH Senior Secured Notes takes any responsibility for these operations or procedures, and you are urged to contact DTC or their participants directly to discuss these matters.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the anticipated material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each term as defined below and in the aggregate, referred to as “holders”) relating to the exchange of Old Notes for New EFIH Senior Secured Notes pursuant to the exchange offers, the consent solicitation and the ownership and disposition of the New EFIH Senior Secured Notes acquired in the exchange offers. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (the “Regulations”), and administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences materially different from those summarized below. EFH Corp. has not obtained, nor does it intend to obtain, any ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary assumes that the Old Notes and the New EFIH Senior Secured Notes are and will be held as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the U.S. federal estate and gift tax laws or the laws of any foreign, state or local jurisdiction. In addition, this summary does not purport to address all tax considerations that may be applicable to a particular holder’s circumstances or to holders that may be subject to special tax rules, including, without limitation, holders subject to the alternative minimum tax, banks, insurance companies or other financial institutions, tax-exempt organizations, dealers, brokers or traders in securities, currencies or commodities, regulated investment companies, real estate investment trusts, holders that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders whose “functional currency” is not the U.S. dollar, controlled foreign corporations, passive foreign investment companies, persons who own or are deemed to own 10% or more of EFH Corp.’s voting stock, former U.S. citizens or long-term residents, partnerships or other pass-through entities for U.S. federal income tax purposes or investors therein, holders holding the Old Notes or the New EFIH Senior Secured Notes as a position in a hedging transaction, “straddle,” “conversion transaction,” other “synthetic security” or integrated transaction, or other risk reduction transaction, holders deemed to sell the Old Notes or the New EFIH Senior Secured Notes under the constructive sale provisions of the Code, or subsequent purchasers of New EFIH Senior Secured Notes. The legal conclusions with respect to U.S. federal income tax considerations set forth in the following discussion constitute the opinion of Vinson & Elkins L.L.P.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Old Notes or New EFIH Senior Secured Notes that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made a valid election in effect under applicable Regulations to be treated as a U.S. person.

For purpose of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Old Notes or New EFIH Senior Secured Notes (other than a partnership or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Old Notes or New EFIH Senior Secured Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding Old Notes or New EFIH Senior Secured Notes, you should consult your tax advisor regarding the tax consequences of the exchange offers, the consent solicitation and the ownership and disposition of New EFIH Senior Secured Notes.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH REGARD TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS, AS WELL AS THE APPLICATION OF NON- INCOME TAX LAWS AND THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO YOUR PARTICULAR SITUATION.

Tax Consequences to Participating U.S. Holders

The Exchange of Old Notes Pursuant to the Exchange Offers

Recapitalization Treatment. A U.S. Holder participating in the exchange offers will recognize gain or loss in full upon the exchange of the Old Notes for New EFIH Senior Secured Notes (as described under the subheading “Fully-Taxable Exchange” below) unless such exchange qualifies as a recapitalization.

In order for such exchange to qualify as a recapitalization, the Old Notes and the New EFIH Senior Secured Notes must both be treated as “securities” under the relevant provisions of the Code. Neither the Code nor the Regulations define the term “security.” Whether a debt instrument is a security is based on all of the facts and circumstances. Factors evaluated include whether the holder of such debt instrument is subject to a material level of entrepreneurial risk. Most authorities have held that the term to maturity of the debt instrument is one of the most significant factors. In this regard, debt instruments with a term of ten years or more generally have qualified as securities, whereas debt instruments with a term of less than five years generally have not qualified as securities.

Additionally, for an exchange to qualify as a recapitalization, the exchanged securities and the newly issued securities must be issued by the same obligor. For U.S. federal income tax purposes, EFIH is classified as an entity whose existence is disregarded as separate from EFH Corp. Accordingly, for U.S. federal income tax purposes, EFIH is generally treated as a division of EFH Corp., and New EFIH Senior Secured Notes will generally be treated as issued by EFH Corp. However, there is no direct authority regarding whether the exchange of Old Notes issued by EFH Corp. for New EFIH Senior Secured Notes can qualify as a recapitalization, since EFIH and EFH Corp. are different issuers for non-tax purposes. EFH Corp. intends to take the position that the exchange of Old Notes for New EFIH Senior Secured Notes will qualify as a recapitalization. However, there can be no assurance that the IRS will not take a contrary position.

All of the Old Notes had a term of ten years at the time of issuance, and it is expected that the New EFIH Senior Secured Notes will have a term of approximately ten years. Because the Old Notes will have a remaining term of more than five years but less than ten years at the time of exchange, it is not entirely clear whether they will qualify as securities. EFH Corp. intends to take the position that the Old Notes and the New EFIH Senior Secured Notes will be treated as securities, and, thus, that the exchange of each issue of Old Notes for New EFIH Senior Secured Notes will be treated as a recapitalization. Under such characterization, subject to the discussions under the headings “—Accrued Interest” and “—Early Tender and Consent Consideration” below, a U.S. Holder that receives New EFIH Senior Secured Notes in exchange for Old Notes as a result of participation in the exchange offers will not recognize loss on the exchange and will recognize gain, if any, on the exchange to the extent of any Total Cash Consideration received in the exchange. A U.S. Holder’s tax basis in the New EFIH Senior Secured Notes received in the exchange will be equal to the tax basis in the Old Notes exchanged therefor increased by any gain recognized on the exchange and decreased by the Total Cash Consideration received in the exchange, and the holding period for such New EFIH Senior Secured Notes will include the period during which the Old Notes surrendered in the exchange were held.

Fully-Taxable Exchange. If an exchange of an issue of Old Notes for New EFIH Senior Secured Notes is not treated as a recapitalization, a U.S. Holder of such issue of Old Notes will recognize gain or loss equal to the difference between the amount realized on the exchange and the U.S. Holder’s adjusted tax basis in the Old Notes on the date of the exchange. The amount realized on the exchange will equal the sum of (i) the “issue price” (determined as described below under “—Issue Price of New EFIH Senior Secured Notes”) of any New EFIH Senior Secured Notes received in the exchange and (ii) any Total Cash Consideration received in the exchange, subject to the discussions under the headings “—Accrued Interest” and “—Early Tender and Consent Consideration” below. A U.S. Holder’s adjusted tax basis in the Old Notes exchanged will generally be equal to the amount paid therefor, increased by any accrued OID previously included in such holder’s income and any market discount previously taken into income and reduced by any amortizable bond premium previously taken into account and any cash payments other than qualified stated interest (i.e., stated interest unconditionally payable in cash at least annually). The New EFIH Senior Secured Notes will have an adjusted tax basis equal to their issue price (as determined as described below under “—Issue Price of New EFIH Senior Secured Notes”) and a new holding period commencing on the day after the exchange. Any gain or loss recognized will generally be capital gain or loss (except to the extent of any accrued market discount not previously included in income as described below under “—Market Discount”) and will be long-term capital gain or loss if the Old Notes have been held for more than one year. Long-term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation and the deduction of capital losses is subject to significant limitations.

Issue Price of New EFIH Senior Secured Notes. For U.S. federal income tax purposes, the “issue price” of the New EFIH Senior Secured Notes depends on whether the New EFIH Senior Secured Notes are considered to be “publicly traded” or, if not, whether the Old Notes are considered to be “publicly traded.”

If the New EFIH Senior Secured Notes are considered to be “publicly traded” property, as defined by the Regulations, the “issue price” of the New EFIH Senior Secured Notes will be equal to their fair market value on the date of the exchange. The New EFIH Senior Secured Notes will generally be considered to be “publicly traded” property if, at any time during the 60-day period ending 30 days after the date of the exchange; (i) they are listed on a national securities exchange; (ii) they appear on a system of general circulation that provides a reasonable basis to determine the fair market value of the New EFIH Senior Secured Notes by disseminating either (a) recent price quotations (including rates, yields, or other pricing information) of one or more identified brokers, dealers or traders or (b) actual prices (including rates, yields, or other pricing information) of recent sales transactions; or (iii) price quotations thereof are readily available from dealers, brokers, or traders.

EFIH intends to apply to list the New EFIH Senior Secured Notes on the New York Stock Exchange. If the New EFIH Senior Secured Notes are listed on the New York Stock Exchange within 30 days after the effective date of the exchange offer, the New EFIH Senior Secured Notes will be considered to be “publicly traded.” Further, EFH Corp. believes that, even in the absence of a listing on the New York Stock Exchange, the New EFIH Senior Secured Notes will likely be considered “publicly traded” for these purposes, and, thus, that the issue price of the New EFIH Senior Secured Notes will be their fair market value on the date of the exchange. EFH Corp. cannot predict with certainty, however, what position the IRS may take with regard to whether either the Old Notes or the New EFIH Senior Secured Notes are “publicly traded.” If the New EFIH Senior Secured Notes are not “publicly traded” but each series of the Old Notes are “publicly traded,” then EFH Corp. intends to take the position that the issue price of the New EFIH Senior Secured Notes issued on the effective date of the exchange will be equal to the excess of (i) the fair market value of all Old Notes exchanged on the effective date of the exchange offers over (ii) the amount of Cash Consideration paid to holders of Old Notes in the exchanges.

If neither the Old Notes nor the New EFIH Senior Secured Notes exchanged therefor are considered to be “publicly traded,” as EFH Corp. believes they are based on the Regulations discussed above, then the “issue price” of New EFIH Senior Secured Notes will equal their stated principal amount. The rules regarding the determination of issue price are complex and highly detailed, and a U.S. Holder should consult his, her or its own tax advisor regarding the determination of the issue price of the New EFIH Senior Secured Notes.

Market Discount. If a U.S. Holder acquired Old Notes with market discount, any gain recognized on the exchange of Old Notes for New EFIH Senior Secured Notes pursuant to the exchange offers will be treated as ordinary income to the extent of the market discount accrued during such holder’s period of ownership, unless such holder previously elected to include market discount in income as it accrued for U.S. federal income tax purposes. For these purposes, market discount is generally the excess, if any, of the stated principal amount or the adjusted issue price (where the Old Note was issued with OID) of an Old Note over such holder’s initial tax basis in the Old Note, if such excess exceeds a de minimis amount. In an exchange of Old Notes with market discount for New EFIH Senior Secured Notes that qualifies as a recapitalization, New EFIH Senior Secured Notes that a U.S. Holder receives in exchange for such Old Notes will be treated as acquired at a market discount if the issue price of such New EFIH Senior Secured Notes exceeds the U.S. Holder’s initial tax basis for such New EFIH Senior Secured Notes by more than a de minimis amount, and any accrued market discount with respect to such Old Notes not previously included in income will carry over to such New EFIH Senior Secured Notes. U.S. Holders who acquired their Old Notes other than at original issuance should consult their tax advisors regarding the possible application of the market discount rules of the Code to an exchange of the Old Notes for New EFIH Senior Secured Notes pursuant to the exchange offers.

Accrued Interest. To the extent that any amount received by a U.S. Holder pursuant to the exchange offers is attributable to accrued and unpaid qualified stated interest on an Old Note, such amount will be includible in gross income as ordinary interest income if such accrued interest has not been included previously in gross income for U.S. federal income tax purposes.

Early Tender and Consent Consideration. A U.S. Holder that tenders at or prior to the Early Tender Date will be eligible to receive the Total Consideration Amount, which is in excess of the Exchange Consideration amount received by a Holder that tenders after the Early Tender Date (such excess, the “Early Tender Consideration”). A U.S. Holder that validly delivers and does not validly revoke a consent with respect to an Old Note for which requisite Consents are received will receive a cash consent payment (the “Cash Consent Consideration”) in addition to the Total Consideration Amount payable to such Holder. Further it is possible that the IRS could take the position that, in addition to the Cash Consent Consideration, all or a portion of the Early Tender Consideration paid to a holder of Old Notes constitutes additional consideration for the holder’s Consent to the Proposed Amendments (“Deemed Consent Consideration”).

The U.S. federal income tax treatment of any Early Tender Consideration, Cash Consent Consideration or Deemed Consent Consideration is subject to uncertainty because there are no authorities directly on point. The receipt of any Early Tender Consideration, Cash Consent Consideration or Deemed Consent Consideration by a U.S. Holder might be treated, for U.S. federal income tax purposes, as (a) part of the consideration received by a U.S. Holder exchanging Old Notes in exchange for New EFIH Senior Secured Notes, in which case such amount would be taken into account in determining the amount of gain or loss on the exchange in the manner described above, or (b) separate consideration for early acceptance of the exchange offers (in the case of the Early Tender Consideration) or for consenting to the Proposed Amendments (in the case of Cash Consent Consideration or Deemed Consent Consideration), in which case such amount would likely constitute current ordinary income to the U.S. Holder (unless such amount could be properly treated as a return of principal).

EFH Corp. intends to take the position that any Early Tender Consideration is part of the consideration received in exchange for the Old Notes and that there is no Deemed Consent Consideration. However, if any Early Tender Consideration or any Deemed Consent Consideration were to be treated as separate consideration for early acceptance of the exchange offers or consenting to the Proposed Amendments, then such payment would likely constitute current ordinary income to the U.S. Holder rather than sale proceeds.

EFH Corp. intends to take the position that any Cash Consent Consideration payable for Consents is treated as separate consideration received in exchange for consenting to the Proposed Amendments. Under such treatment, any Cash Consent Consideration paid to a U.S. Holder would likely constitute ordinary income to such U.S. Holder rather than exchange consideration. If, instead, the Cash Consent Consideration were treated as additional exchange consideration to a U.S. Holder, such amount would be treated as additional amount realized in determining the amount of gain or loss to such U.S. Holder on the exchange. Furthermore, a U.S. Holder that receives any cash in an exchange qualifying as a recapitalization would generally recognize gain, if any, to the extent of the amount of cash received that is treated as additional exchange consideration, including Cash Consent Consideration.

U.S. Holders are encouraged to consult their tax advisors regarding the U.S. federal income tax treatment of any Early Tender Consideration, Cash Consent Consideration or Deemed Consent Consideration.

Ownership of New EFIH Senior Secured Notes

Payments of Stated Interest. The stated interest payments on the New EFIH Senior Secured Notes will generally be taxed to a U.S. Holder as ordinary income at the time paid or accrued in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

Original Issue Discount. If the issue price of the New EFIH Senior Secured Notes (as described above under the heading “—Issue Price of New EFIH Senior Secured Notes”) is less than their stated principal amount by more than a specified de minimis amount, the New EFIH Senior Secured Notes will be treated as issued with OID in an amount equal to such difference. If the New EFIH Senior Secured Notes are issued with OID, a U.S. Holder must generally include such OID in gross income as it accrues over the term of the New EFIH Senior Secured Notes at a constant yield without regard to its regular method of accounting for U.S. federal income tax purposes and in advance of the receipt of cash payments attributable to that income.

The amount of OID that a U.S. Holder must include in income will generally equal the sum of the “daily portions” of OID with respect to the New EFIH Senior Secured Note for each day during the taxable year or portion of the taxable year in which such New EFIH Senior Secured Note was held (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a New EFIH Senior Secured Note may be of any length and may vary in length over the term of the New EFIH Senior Secured Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the excess, if any, of (i) the product of the New EFIH Senior Secured Note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (ii) the aggregate of all stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of stated interest) and the adjusted issue price of the New EFIH Senior Secured Note at the beginning of the final accrual period. The “adjusted issue price” of a New EFIH Senior Secured Note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition premium or amortizable bond premium, as discussed below under the subheading “—Acquisition Premium or Amortizable Bond Premium on New EFIH Senior Secured Notes”).

If the New EFIH Senior Secured Notes are issued with OID, then a U.S. Holder may elect to treat all interest on a New EFIH Senior Secured Note as OID and calculate the amount includible in gross income under the constant yield method described above. The election is to be made for the taxable year in which the New EFIH Senior Secured Note was acquired, and may not be revoked without the consent of the IRS. U.S. Holders should consult their own tax advisors about this election.

Certain Additional Payments. In certain circumstances (see “Description of the Notes—Optional Redemption,” and “Description of the Notes—Repurchase at the Option of Holders—Change of Control”), the Offeror may be obligated to pay amounts on the New EFIH Senior Secured Notes that are in excess of stated interest or principal on the New EFIH Senior Secured Notes. The Offeror does not intend to treat the possibility of paying such additional amounts as affecting the determination of the yield to maturity of the New EFIH Senior Secured Notes or giving rise to any additional accrual of OID or recognition of ordinary income upon sale, exchange or retirement of the New EFIH Senior Secured Notes. However, additional income will be recognized if any such additional payment is made. It is possible, however, that the IRS may take a different position, in which case the timing, character, and amount of such income may be different.

Market Discount. If the exchange of Old Notes for New EFIH Senior Secured Notes qualifies as a recapitalization, a U.S. Holder may acquire a New EFIH Senior Secured Note at a market discount as described above under “—The Exchange of Old Notes Pursuant to the Exchange Offers—Market Discount.” Under the market discount rules, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange or retirement of, a New EFIH Senior Secured Note as ordinary income to the extent of the market discount that such U.S. Holder has not previously included in income and is treated as having accrued on the New EFIH Senior Secured Note at the time of the payment or disposition.

In addition, a U.S. Holder may be required to defer, until the maturity of the New EFIH Senior Secured Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the New EFIH Senior Secured Note. Under certain circumstances, a U.S. Holder may elect, on a note-by-note basis, to deduct the deferred interest expense in a tax year prior to the year of disposition. A U.S. Holder should consult its own tax advisors before making this election.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the New EFIH Senior Secured Note unless a U.S. Holder elects to accrue on a constant interest method. A U.S. Holder may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply.

Acquisition Premium or Amortizable Bond Premium on New EFIH Senior Secured Notes. If the exchange of Old Notes for New EFIH Senior Secured Notes qualifies as a recapitalization, a U.S. Holder of the New EFIH Senior Secured Notes may have “acquisition premium” to the extent its initial tax basis in the New EFIH Senior Secured Notes is greater than the issue price of the New EFIH Senior Secured Notes and less than or equal to their stated principal amount. Under the acquisition premium rules, the amount of OID that must be included in gross income with respect to the New EFIH Senior Secured Notes for any taxable year will be reduced by the portion of the acquisition premium properly allocable to that year.

If the exchange of Old Notes for New EFIH Senior Secured Notes qualifies as a recapitalization and the initial tax basis in the New EFIH Senior Secured Notes to a U.S. Holder exceeds their stated principal amount, the U.S. Holder will be considered to have acquired the New EFIH Senior Secured Notes with “amortizable bond premium” and will not be required to include any OID in income. A U.S. Holder may generally elect to amortize the premium over the remaining term of the New EFIH Senior Secured Notes on a constant yield method as an offset to stated interest when includible in income under such holder’s regular accounting method. If a U.S. Holder does not elect to amortize the premium, that premium will decrease the gain or increase the loss otherwise recognized on disposition of the New EFIH Senior Secured Notes.

Sale, Exchange or Retirement of New EFIH Senior Secured Notes. A U.S. Holder will generally recognize taxable gain or loss upon a sale, exchange or retirement of a New EFIH Senior Secured Note (including potentially upon a Permitted Asset Transfer) in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less an amount attributable to any accrued and unpaid stated interest, which will be taxed in the manner described above under the subheading “—Payments of Stated Interest”) and (ii) such holder’s adjusted tax basis in the New EFIH Senior Secured Note. A U.S. Holder’s adjusted tax basis in a New EFIH Senior Secured Note will generally be its initial tax basis in the New EFIH Senior Secured Note, increased by any OID or market discount previously included in income, and reduced by any amortized bond premium.

Any gain or loss on the sale, exchange or retirement of a New EFIH Senior Secured Note will likely be capital gain or loss (although if the exchange of Old Notes for New EFIH Senior Secured Notes qualifies as a recapitalization, any gain recognized on the sale, exchange, retirement or other taxable disposition of a New EFIH Senior Secured Note by a U.S. Holder will be recharacterized as ordinary income to the extent attributable to market discount accrued during the periods that the U.S. Holder held the Old Notes and the New EFIH Senior Secured Notes, as discussed above under the heading “—Market Discount”) and will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the sale, exchange or retirement. Long-term capital gain recognized by non-corporate U.S. Holders is generally eligible for a reduced rate of taxation and the deduction of capital losses is subject to significant limitations.

Tax Consequences to Non-Participating U.S. Holders

There are no tax consequences to a U.S. Holder of Old Notes that does not participate in the exchange offers, unless the Proposed Amendments become operative. If the Proposed Amendments become operative, the tax treatment of a U.S. Holder of Old Notes that does not participate in the exchange offers (a “Non-Participating U.S. Holder”) will depend upon whether the adoption of such Proposed Amendments constitutes a modification to the Old Notes that would result in a “deemed” exchange of such Old Notes for U.S. federal income tax purposes. Generally, the modification of a debt instrument will be treated as a “deemed” exchange of an “old” debt instrument for a “new” debt instrument if such modification is “significant” within the meaning of the Regulations. Under the Regulations, the modification of a debt instrument is a “significant” modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” The Regulations further provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. The Regulations do not, however, define “customary accounting or financial covenants.” Whether the adoption of the Proposed Amendments would be considered a significant modification under the foregoing rules is not entirely clear.

If the Proposed Amendments adopted with respect to an issue of Old Notes (a) were treated as mere deletions or alterations of customary accounting or financial covenants or (b) were not so treated, but the legal rights and obligations that are altered by such Proposed Amendments and the degree to which they are altered were not viewed as “economically significant,” then there would be no tax consequences to the Non-Participating U.S. Holders of such Old Notes except to the extent the Non-Participating U.S. Holder receives Cash Consent Consideration, as described below.

EFH Corp. intends to take the position that adoption of the Proposed Amendments would not cause a “significant modification” of the Old Notes under the Regulations, and therefore would not result in a deemed exchange of the Old Notes for U.S. federal income tax purposes. It is possible, however, that if the Proposed Amendments become operative with respect to the Old Notes, the IRS could treat the adoption of the Proposed Amendments as a significant modification of such Old Notes, resulting in a deemed exchange of such Old Notes held by a U.S. Holder for “new” Old Notes for U.S. federal income tax purposes. If such a position were taken and sustained, the deemed exchange would be fully taxable unless it qualified as a recapitalization for U.S. federal income tax purposes (for which qualification is not entirely clear). In addition, the Non-Participating U.S. Holder could be treated as acquiring the “new” Old Note with OID, which, regardless of such holder’s regular method of tax accounting, would be included in income as it accrued, regardless of when any related cash was actually received, and a Non-Participating U.S. Holder could recognize ordinary interest income to the extent that any portion of the “new” Old Notes is attributable to accrued but unpaid qualified stated interest not previously taken into income. U.S. Holders are encouraged to consult their tax advisors regarding the potential tax consequences of not tendering their Old Notes pursuant to the exchange offers and consent solicitation.

A U.S. Holder of Old Notes that validly delivers and does not validly revoke a Consent with respect to such notes and who does not exchange such notes pursuant to an exchange offer because of the operation of the proration provisions of the exchange offers or because such holder validly tenders Old Notes prior to the Consent Date and withdraws the tender after the Consent Date but prior to the Expiration Date will likely recognize ordinary income in the amount of any Cash Consent Consideration received with respect to such notes as described above under the heading “The Exchange of Old Notes Pursuant to the Exchange Offers—Early Tender and Consent Consideration.”

Tax Consequences to Participating Non-U.S. Holders

The Exchange of Old Notes Pursuant to the Exchange Offers

Subject to the discussion below under the subheading “—Early Tender and Consent Consideration,” a Non-U.S. Holder generally will not be subject to taxation on any gain that a U.S. Holder would be required to recognize on the exchange of Old Notes for New EFIH Senior Secured Notes as discussed above under “—Tax Consequences to Participating U.S. Holders—The Exchange of Old Notes Pursuant to the Exchange Offers” unless:

•

the gain is effectively connected with his, her or its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment that such Non-U.S. Holder maintains), in which case the gain will be subject to tax in the same manner as effectively connected interest income as described below under the heading “—Ownership of New EFIH Senior Secured Notes—Payments of Interest”; or

•

such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange, and certain other conditions are met, in which case the gain will generally be subject to 30% tax subject to the reduction of such gain by such Non-U.S. Holder’s capital losses from U.S. sources.

Any amount received by a Non-U.S. Holder that is attributable to accrued and unpaid interest (including OID) on an Old Note generally will be taxable in the same manner as described below under “—Ownership of New EFIH Senior Secured Notes—Payments of Interest.”

Early Tender and Consent Consideration. As discussed above under “—Tax Consequences to Participating U.S. Holders—The Exchange of Old Notes Pursuant to the Exchange Offers—Early Tender and Consent Consideration,” under current U.S. federal income tax law, there is uncertainty regarding whether the Early Tender Consideration, Cash Consent Consideration or any Deemed Consent Consideration constitutes a separate fee or instead constitutes part of the consideration received for the Old Notes. In the case of a Non-U.S. Holder, EFH Corp. intends to take the position that the Early Tender Consideration is part of the consideration received in exchange for the tendered Old Notes and that there is no Deemed Consent Consideration, and accordingly, EFH Corp. does not intend to withhold U.S. federal income tax from any Early Tender Consideration or Deemed Consent Consideration paid to a Non-U.S. Holder. However, if any Early Tender Consideration or Deemed Consent Consideration were to be treated as separate consideration for early acceptance of the exchange offers or consenting to the Proposed Amendments, then such a payment could result in a U.S. federal income tax liability to certain Non-U.S. Holders.

EFH Corp. intends to take the position that any Cash Consent Consideration payable to a Non-U.S. Holder constitutes a separate fee paid for consenting to the Proposed Amendments. Accordingly, absent further guidance from the IRS, EFH Corp. intends to withhold from any Cash Consent Consideration paid to a Non-U.S. Holder, U.S. federal income tax at a rate of 30% of such payment, unless (i) the Non-U.S. Holder is engaged in the conduct of a trade or business in the U.S. to which the receipt of the Cash Consent Consideration is effectively connected and provides a properly executed IRS Form W-8ECI, or (ii) a U.S. tax treaty either eliminates or reduces such withholding tax with respect to the Cash Consent Consideration paid to the Non-U.S. Holder and the Non-U.S. Holder provides a properly executed IRS Form W-8BEN. If such withholding results in an overpayment of taxes (because, for example, the Cash Consent Consideration may be treated as interest or as additional consideration received in the exchange), a refund or credit may be obtainable, provided that the required information is timely furnished to the IRS. In addition, EFH Corp. will report any Cash Consent Consideration paid under applicable U.S. information reporting rules.

Non-U.S. Holders are encouraged to consult their tax advisors with respect to the treatment of any Early Tender Consideration, Cash Consent Consideration or Deemed Consent Consideration.

Ownership of New EFIH Senior Secured Notes

Payments of Interest. A Non-U.S. Holder will not be subject to tax on any payment of interest (which for purposes of this discussion includes OID) on the New EFIH Senior Secured Notes under the “portfolio interest rule,” provided that (i) such interest is not effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States (or, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment of the Non-U.S. Holder); (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of EFH Corp.’s voting stock within the meaning of the Code and the Regulations; (iii) the Non-U.S. Holder is not a controlled foreign corporation that is related to EFH Corp. actually or constructively through stock ownership; (iv) the Non-U.S. Holder is not a bank receiving interest on a loan agreement entered into in the ordinary course of its trade or business; and (v) the Non-U.S. Holder has provided a validly completed IRS Form W-8BEN (or other applicable form) establishing such Non-U.S. Holder status (or certain documentary evidence requirements for establishing such Non-U.S. Holder status).

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest on the New EFIH Senior Secured Notes (including OID) made to such Non-U.S. Holder will be subject to a 30% U.S. federal withholding tax, unless such Non-U.S. Holder provides EFH Corp. (or its paying agent) with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or (ii) IRS Form W-8ECI (or other applicable form) certifying that interest paid on the New EFIH Senior Secured Notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States.

If a Non-U.S. Holder is engaged in a trade or business in the United States and interest (including OID) on the New EFIH Senior Secured Notes is effectively connected with the conduct of that trade or business (and, if required by an applicable income tax treaty is attributable to a U.S. permanent establishment that such Non-U.S. Holder maintains), then such Non-U.S. Holder will be subject to U.S. federal income tax on that interest (including OID) on a net income basis generally in the same manner as if he, she or it were a U.S. Holder unless an applicable income tax treaty provides otherwise (although the Non-U.S. Holder will be exempt from the 30% U.S. federal withholding tax, provided the certification requirements discussed above are satisfied). In addition, if the Non-U.S. Holder is a corporate Non-U.S. Holder, it may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest (including OID), subject to adjustments.

Sale, Exchange or Retirement of New EFIH Senior Secured Notes. Any gain realized upon the sale, exchange or retirement of a New EFIH Senior Secured Note generally will not be subject to U.S. federal income tax unless certain exceptions apply, as described above under the heading “—The Exchange of Old Notes Pursuant to the Exchange Offers.”

Tax Consequences to Non-Participating Non-U.S. Holders

Non-U.S. Holders that do not validly tender their Old Notes pursuant to the exchange offers, generally will not be subject to U.S. federal income tax as a result of the adoption of the Proposed Amendments if, as the Offeror believes, the adoption of the Proposed Amendments would not give rise to a deemed exchange of Old Notes for “new” Old Notes. Moreover, even if there were a deemed exchange, such exchange generally would result in tax only if it were not considered a recapitalization and such Non-U.S. Holders were in one of the two categories described in the heading “—Tax Consequences to Participating Non-U.S. Holders—The Exchange of Old Notes Pursuant to the Exchange Offers.”

A Non-U.S. Holder of Old Notes that validly delivers and does not validly revoke a consent with respect to such notes and who does not exchange such notes pursuant to an exchange offer because of the operation of the proration provisions of the exchange offers or because such holder validly tenders Old Notes prior to the Consent Date and withdraws the tender after the Consent Date but prior to the Expiration Date will be subject to a 30% U.S. federal income withholding tax with respect to any Cash Consent Consideration received except in the circumstances described in the heading “—Tax Consequences to Participating Non-U.S. Holders—The Exchange of Old Notes Pursuant to the Exchange Offers—Early Tender and Consent Consideration.”

Backup Withholding and Information Reporting

U.S. Holders

In general, information reporting requirements may apply to the exchange of Old Notes for New EFIH Senior Secured Notes and cash, and such requirements will apply to certain payments of interest (and accruals of OID) on, or proceeds from a disposition (including a retirement or redemption) of, New EFIH Senior Secured Notes (unless, in each case, the holder is an exempt recipient such as a corporation).

Backup withholding may apply to the exchange of Old Notes for New EFIH Senior Secured Notes and cash and payments of interest (and accruals of OID) on or proceeds from disposition (including a retirement or redemption) of New EFIH Senior Secured Notes if the holder fails to provide a taxpayer identification number or a certification that he, she or it is not subject to backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders

Generally, EFH Corp. must report to the IRS and to each Non-U.S. Holder the amount of interest (including OID) paid to such Non-U.S. Holder with respect to the Old Notes or New EFIH Senior Secured Notes, and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which such Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

In general, a Non-U.S. Holder will not be subject to backup withholding with respect to the exchange of Old Notes for New EFIH Senior Secured Notes and cash or interest (including OID) that the Offeror pays to such Non-U.S. Holder on the Old Notes or New EFIH Senior Secured Notes, provided that the Offeror does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person as defined under the Code, and such Non-U.S. Holder has provided a validly completed IRS Form W-8BEN (or other applicable form) establishing that he, she or it is a Non-U.S. Holder (or such Non-U.S. Holder satisfies certain documentary evidence requirements for establishing that he, she or it is a Non-U.S. Holder).

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of Old Notes or New EFIH Senior Secured Notes made within the United States or conducted through certain U.S.-related financial intermediaries, unless the Non-U.S. Holder certifies to the payor under penalties of perjury that he, she or it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person as defined under the Code), or he, she or it otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax Consequences to EFH Corp.

Cancellation of Indebtedness Income

To the extent that the issue price of the New EFIH Senior Secured Notes plus Total Cash Consideration paid in the exchanges is less than the adjusted issue price of the Old Notes exchanged, the consolidated group of which EFH Corp. is the common parent will realize cancellation of indebtedness income for U.S. federal income tax purposes (“COD income”). For transactions occurring before 2009, COD income was generally required to be included in gross income in the year of the transaction for U.S. federal income tax purposes. Under the American Recovery and Reinvestment Act of 2009 (the “2009 Law”), EFH Corp. may make an election to defer the recognition of COD income incurred as a result of the exchange offers until the fourth taxable year following the closing of the exchange offers. The COD income will then be recognized ratably over the ensuing five taxable years. At the time of recognition, COD income may be offset in whole or in part by net operating losses (“NOL”) and other tax attributes available at such time, although there is no assurance that EFH Corp. will have such attributes at such time. However, even if a corporation might be able to offset all of its taxable income, including COD income, for regular tax purposes by available NOL carryovers, only 90% of a corporation’s taxable income for alternative minimum tax (“AMT”) purposes may be offset by available NOL carryovers or carrybacks, and therefore the corporation may incur an AMT liability with respect to COD income at the time of the deferred recognition. Pursuant to the 2009 Law, if a corporation elects to defer the recognition of COD income and is subsequently liquidated or sells substantially all of its assets, or similarly undergoes a cessation of business, then any deferred income will be accelerated into the taxable year in which such event occurs.

Deferral of Deduction for OID

A corporation is generally allowed to take a deduction for OID as it accrues. However, if EFH Corp. elects to postpone the recognition of COD income, EFH Corp. will be required to defer any deduction for OID that would otherwise accrue before the fourth taxable year following the exchange. In the fourth taxable year following the exchange, deductions for the aggregate amount of the deferred OID will be allowed to be taken ratably over the ensuing period of five taxable years. If the amount of OID that would normally accrue during the deferral period exceeds the amount of deferred COD income, deductions would be allowed for any such excess amount at the time such OID normally would accrue.

CERTAIN ERISA CONSIDERATIONS

This disclosure was written in connection with the promotion and marketing of the New EFIH Senior Secured Notes by the Offeror and the Dealer Managers, and it cannot be used by any holder for the purpose of avoiding penalties that may be asserted against the holder under the Code. Prospective purchasers of the New EFIH Senior Secured Notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations.

The following is a summary of certain considerations associated with the exchange of the Old Notes resulting in the acquisition or holding of the New EFIH Senior Secured Notes by employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and other plans and arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this Prospectus. This summary does not purport to be complete and future legislation, court decisions, administrative regulations, rulings or administrative pronouncements could significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or of a Plan subject to Section 4975 of the Code (each a “Benefit Plan”) and both ERISA and the Code prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties.

In considering the exchange of the Old Notes resulting in the acquisition of New EFIH Senior Secured Notes with a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law. In addition, a fiduciary of a Plan should determine if the exchange offers satisfy the fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of such a Benefit Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The exchange of Old Notes and the acquisition and/or holding of New EFIH Senior Secured Notes by a Benefit Plan with respect to which the Offeror, EFH Corp., TCEH, the Sponsor Group, the Dealer Managers, the Information Agent, the Exchange Agent or a guarantor of the Old Notes or any of their affiliates is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the exchange of the Old Notes and the acquisition and/or holding of New EFIH Senior Secured Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers.

Plans that previously acquired or held Old Notes in reliance on PTCE 84-14 should note that the exchange offers may constitute a renewal under Part V(i) of PTCE 84-14 and any such Plan should consult its counsel to evaluate whether PTCE 84-14 remains applicable.

Each of these PTCEs contains conditions and limitations on its application. Fiduciaries of Plans that consider exchanging Old Notes and acquiring and/or holding New EFIH Senior Secured Notes in reliance on any of these or any other PTCEs should carefully review the PTCE to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the New EFIH Senior Secured Notes should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding are entitled to exemptive relief from the prohibited transaction provisions of ERISA and the Code and are otherwise permissible under all applicable Similar Laws.

Representation

Accordingly, by acceptance of a New EFIH Senior Secured Note, each purchaser, holder and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used to acquire or hold the New EFIH Senior Secured Notes constitutes assets of any Plan or (ii) the acquisition and holding of the New EFIH Senior Secured Notes (including the exchange of Old Notes for New EFIH Senior Secured Notes) are entitled to exemptive relief from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code and are otherwise permissible under all applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring the New EFIH Senior Secured Notes (or exchanging Old Notes for New EFIH Senior Secured Notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the New EFIH Senior Secured Notes.

LEGAL MATTERS

Certain legal matters with respect to the New EFIH Senior Secured Notes offered in the exchange offers will be passed upon for the Offeror by Vinson & Elkins L.L.P., Dallas, Texas, and Simpson Thacher & Bartlett LLP, New York, New York, and NRC regulatory matters will be passed upon for the Offeror by Morgan, Lewis & Bockius LLP. Certain legal matters with respect to the New EFIH Senior Secured Notes offered in the exchange offers will be passed upon for the Dealer Managers by Shearman & Sterling LLP, New York, New York. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of the KKR Millennium Fund, L.P. and KKR 2006 Fund, L.P.

EXPERTS

The financial statements as of December 31, 2009 and 2008 (successor), and for the years ended December 31, 2009 and 2008 (successor), the period from October 11, 2007 through December 31, 2007 (successor) and the period from January 1, 2007 through October 10, 2007 (predecessor) of EFH Corp. included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph related to EFH Corp. completing its merger with Texas Energy Future Merger Sub Corp and becoming a subsidiary of Texas Energy Future Holdings Limited Partnership on October 10, 2007). The financial statements as of December 31, 2009 and 2008 (successor balance sheets), and for the years ended December 31, 2009 and 2008 (successor operations) and the period from October 11, 2007 through December 31, 2007 (successor operations) of EFIH and the financial statements for the period from January 1, 2007 through October 10, 2007 (predecessor operations) of Oncor (as EFIH’s predecessor) included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to EFIH’s adoption of amended consolidation accounting standards related to variable interest entities effective January 1, 2010, on a retrospective basis, and EFIH as a wholly-owned subsidiary of EFH Corp., which was merged into Texas Energy Future Merger Sub Corp on October 10, 2007). The financial statements as of December 31, 2009 and 2008 (successor balance sheets), and for the years ended December 31, 2009 and 2008 (successor operations), the period from October 11, 2007 through December 31, 2007 (successor operations) of Oncor Holdings and the financial statements for the period from January 1, 2007 through October 10, 2007 (predecessor operations) of Oncor (as Oncor Holdings’ predecessor) included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Oncor Holdings as a wholly-owned subsidiary of EFH Corp., which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007). Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements of Energy Future Holdings Corp.

Glossary	F-3

Report of Independent Public Registered Accounting Firm	F-8

Statements of Consolidated Income (Loss) for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor) and the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-9

Statements of Consolidated Comprehensive Income (Loss) for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-10

Statements of Consolidated Cash Flows for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-11

Consolidated Balance Sheets as of December 31, 2009 (Successor) and December 31, 2008 (Successor)	F-14

Statements of Consolidated Equity for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-15

Notes to Consolidated Financial Statements	F-16

Unaudited Condensed Consolidated Financial Statements of Energy Future Holdings Corp.

Glossary	F-109

Condensed Statements of Consolidated Income for the three and six months ended June 30, 2010 and 2009	F-113

Condensed Statements of Consolidated Comprehensive Income for the three and six months ended June 30, 2010 and 2009	F-114

Condensed Statements of Consolidated Cash Flows for the six months ended June 30, 2010 and 2009	F-115

Condensed Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009	F-116

Notes to Condensed Consolidated Financial Statements	F-117

Audited Consolidated Financial Statements of Energy Future Intermediate Holding Company LLC (Successor) and Oncor Electric Delivery Company LLC (Predecessor)

Glossary	F-166

Report of Independent Registered Public Accounting Firm	F-169

Statements of Consolidated Income (Loss) for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-170

Statements of Consolidated Comprehensive Income (Loss) for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-171

Statements of Consolidated Cash Flows for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-172

Page
Consolidated Balance Sheets as of December 31, 2009 (Successor) and December 31, 2008 (Successor)	F-173

Statements of Consolidated Membership Interests for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor) and the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-174

Notes to Consolidated Financial Statements	F-175

Unaudited Condensed Consolidated Financial Statements of Energy Future Intermediate Holding Company LLC

Glossary	F-192

Condensed Statements of Consolidated Income for the three and six months ended June 30, 2010 and 2009	F-195

Condensed Statements of Consolidated Cash Flows for the six months ended June 30, 2010 and 2009	F-196

Condensed Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009	F-197

Notes to Condensed Consolidated Financial Statements	F-198

Audited Consolidated Financial Statements of Oncor Electric Delivery Holdings Company LLC (Successor) and Oncor Electric Delivery Company LLC (Predecessor)

Glossary	F-211

Report of Independent Registered Public Accounting Firm	F-214

Statements of Consolidated Income (Loss) for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-215

Statements of Consolidated Comprehensive Income (Loss) for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-216

Statements of Consolidated Cash Flows for the years ended December  31, 2009 and 2008 (Successor), the period from October 11, 2007 through December 31, 2007 (Successor), the period from January 1, 2007 through October 10, 2007 (Predecessor)

F-217

Consolidated Balance Sheets as of December 31, 2009 (Successor) and December 31, 2008 (Successor)	F-218

Statements of Consolidated Membership Interests for the years ended December 31, 2009 and 2008 (Successor) and the period from October 11, 2007 through December 31, 2007 (Successor)	F-219

Statements of Consolidated Equity for the period from January 1, 2007 through October 10, 2007 (Predecessor)	F-220

Notes to Consolidated Financial Statements	F-221

Unaudited Condensed Consolidated Financial Statements of Oncor Electric Delivery Holdings Company LLC

Glossary	F-255

Condensed Statements of Consolidated Income for the three and six months ended June 30, 2010 and 2009	F-257

Condensed Statements of Consolidated Cash Flows for the six months ended June 30, 2010 and 2009	F-258

Condensed Consolidated Balance Sheets as of June 30, 2010 and December 31, 2009	F-259

Notes to Condensed Consolidated Financial Statements	F-260

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

1999 Restructuring Legislation	Texas Electric Choice Plan, the legislation that restructured the electric utility industry in Texas to provide for retail competition

2008 Form 10-K	EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2008 as recast in a Current Report on Form 8-K filed on May 20, 2009 to reflect the adoption of new accounting and disclosure guidance related to noncontrolling interests

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain of our debt arrangements. See the definition of EBITDA below. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. We are providing Adjusted EBITDA elsewhere herein (see reconciliation in Annex B) solely because of the important role that Adjusted EBITDA plays in respect of certain covenants contained in our debt arrangements. We do not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, we do not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, our presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

Ancillary services	Refers to services necessary to support the transmission of energy and maintain reliable operations for the entire transmission system.

CAIR	Clean Air Interstate Rule

Capgemini	Capgemini Energy LP, a provider of business support services to EFH Corp. and its subsidiaries

CO2	carbon dioxide

Competitive Electric segment	Refers to the EFH Corp. business segment that consists principally of TCEH.

CREZ	Competitive Renewable Energy Zone

DOE	US Department of Energy

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct subsidiary of EFH Corp. and the direct parent of TCEH.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include TCEH and Oncor.

EFH Corp. Senior Notes	Refers collectively to EFH Corp.’s 10.875% Senior Notes due November 1, 2017 (EFH Corp. 10.875% Notes) and EFH Corp.’s 11.25%/12.00% Senior Toggle Notes due November 1, 2017 (EFH Corp. Toggle Notes).

EFH Corp. 9.75% Notes	Refers to EFH Corp.’s 9.75% Senior Secured Notes due October 15, 2019.

EFIH Finance	Refers to EFIH Finance Inc., a direct, wholly-owned subsidiary of Intermediate Holding, formed for the sole purpose of serving as co-issuer with Intermediate Holding of certain debt securities.

EFIH 9.75% Notes	Refers to Intermediate Holding’s and EFIH Finance’s 9.75% Senior Secured Notes due October 15, 2019.

EPA	US Environmental Protection Agency

EPC	engineering, procurement and construction

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

GAAP	generally accepted accounting principles

GHG	greenhouse gas

GWh	gigawatt-hours

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

IRS	US Internal Revenue Service

kV	kilovolts

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. Market heat rate is the implied relationship between wholesale electricity prices and natural gas prices and is calculated by dividing the wholesale market price of electricity, which is based on the price offer of the marginal supplier in ERCOT (generally natural gas plants), by the market price of natural gas. Forward wholesale electricity market price quotes in ERCOT are generally limited to two or three years; accordingly, forward market heat rates are generally limited to the same time period. Forecasted market heat rates for time periods for which market price quotes are not available are based on fundamental economic factors and forecasts, including electricity supply, demand growth, capital costs associated with new construction of generation supply, transmission development and other factors.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Merger Sub	Texas Energy Future Merger Sub Corp, a Texas corporation and a wholly-owned subsidiary of Texas Holdings that was merged into EFH Corp. on October 10, 2007

MMBtu	million British thermal units

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

MW	megawatts

MWh	megawatt-hours

NERC	North American Electric Reliability Corporation

NOx	nitrogen oxide

NRC	US Nuclear Regulatory Commission

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., and/or its consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context, that is engaged in regulated electricity transmission and distribution activities.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor, that is consolidated as a variable interest entity under consolidations accounting standards.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

Regulated Delivery segment	Refers to the EFH Corp. business segment, which consists of the operations of Oncor.

REP	retail electric provider

RRC	Railroad Commission of Texas, which among other things, has oversight of lignite mining activity in Texas

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Inc. (a credit rating agency)

SARs	Stock Appreciation Rights

SARs Plan	Refers to the Oncor Electric Delivery Company Stock Appreciation Rights Plan

SEC	US Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

SG&A	selling, general and administrative

SO2	sulfur dioxide

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context, that are engaged in electricity generation and wholesale and retail energy markets activities. Its major subsidiaries include Luminant and TXU Energy.

TCEH Finance	Refers to TCEH Finance, Inc., a direct, wholly-owned subsidiary of TCEH, formed for the sole purpose of serving as co-issuer with TCEH of certain debt securities.

TCEH Senior Notes	Refers collectively to TCEH’s 10.25% Senior Notes due November 1, 2015 and 10.25% Senior Notes Series B due November 1, 2015 (collectively, TCEH 10.25% Notes) and TCEH’s 10.50%/11.25% Senior Toggle Notes due November 1, 2016 (TCEH Toggle Notes).

TCEH Senior Secured Facilities	Refers collectively to the TCEH Initial Term Loan Facility, TCEH Delayed Draw Term Loan Facility, TCEH Revolving Credit Facility, TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility. See Note 12 to the Financial Statements for details of these facilities.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is not affiliated with EFH Corp., any of its subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

TXU Europe	TXU Europe Limited, a subsidiary of EFH Corp. that is in administration (similar to bankruptcy) in the United Kingdom

TXU Fuel	TXU Fuel Company, a former subsidiary of TCEH

TXU Gas	TXU Gas Company, a former subsidiary of EFH Corp.

US	United States of America

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Energy Future Holdings Corp.

Dallas, Texas

We have audited the accompanying consolidated balance sheets of Energy Future Holdings Corp. and subsidiaries (“EFH Corp.”) as of December 31, 2009 and 2008 (successor), and the related statements of consolidated income (loss), comprehensive income (loss), cash flows and equity for the years ended December 31, 2009 and 2008 (successor), the period from October 11, 2007 through December 31, 2007 (successor) and the period from January 1, 2007 through October 10, 2007 (predecessor). These financial statements are the responsibility of EFH Corp.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Energy Future Holdings Corp. and subsidiaries as of December 31, 2009 and 2008 (successor), and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 (successor), the period from October 11, 2007 through December 31, 2007 (successor) and the period from January 1, 2007 through October 10, 2007 (predecessor), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, EFH Corp. completed its merger with Texas Energy Future Merger Sub Corp and became a subsidiary of Texas Energy Future Holdings Limited Partnership on October 10, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), EFH Corp.’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2010 expressed an unqualified opinion on EFH Corp.’s internal control over financial reporting (not represented herein).

/s/ Deloitte & Touche LLP

Dallas, Texas

February 18, 2010

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Millions of Dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Operating revenues	$9,546	$11,364	$1,994	$8,044
Fuel, purchased power costs and delivery fees	(2,878)	(4,595)	(644)	(2,381)
Net gain (loss) from commodity hedging and trading activities	1,736	2,184	(1,492)	(554)
Operating costs	(1,598)	(1,503)	(306)	(1,107)
Depreciation and amortization	(1,754)	(1,610)	(415)	(634)
Selling, general and administrative expenses	(1,068)	(957)	(216)	(691)
Franchise and revenue-based taxes	(359)	(363)	(93)	(282)
Impairment of goodwill (Note 3)	(90)	(8,860)	—	—
Other income (Note 10)	204	80	14	69
Other deductions (Note 10)	(97)	(1,301)	(61)	(841)
Interest income	45	27	24	56
Interest expense and related charges (Note 25)	(2,912)	(4,935)	(839)	(671)

Income (loss) from continuing operations before income taxes	775	(10,469)	(2,034)	1,008

Income tax (expense) benefit	(367)	471	673	(309)

Income (loss) from continuing operations	408	(9,998)	(1,361)	699

Income from discontinued operations, net of tax effect (Note 1)	—	—	1	24

Net income (loss)	408	(9,998)	(1,360)	723
Net (income) loss attributable to noncontrolling interests	(64)	160	—	—

Net income (loss) attributable to EFH Corp.	$344	$(9,838)	$(1,360)	$723

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(Millions of Dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Net income (loss)	$408	$(9,998)	$(1,360)	$723

Other comprehensive income (loss), net of tax effects:
Reclassification of pension and other retirement benefit costs (net of tax (expense) benefit of $20, $69, $5, and $(19)) (Note 21)	(40)	(84)	(57)	49

Cash flow hedges:
Net decrease in fair value of derivatives (net of tax benefit of $10, $99, $97 and $154)	(20)	(183)	(177)	(288)
Derivative value net (gains) losses related to hedged transactions recognized during the period and reported in net income (net of tax (expense) benefit of $72, $66, $—and $(48))	130	122	—	(89)

Total effect of cash flow hedges	110	(61)	(177)	(377)

Total adjustments to net income (loss)	70	(145)	(234)	(328)

Comprehensive income (loss)	478	(10,143)	(1,594)	395

Comprehensive (income) loss attributable to noncontrolling interests	(64)	160	—	—

Comprehensive income (loss) attributable to EFH Corp.	$414	$(9,983)	$(1,594)	$395

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Millions of Dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Cash flows—operating activities
Net income (loss)	$408	$(9,998)	$(1,360)	$723
Income from discontinued operations, net of tax effect	—	—	(1)	(24)

Income (loss) from continuing operations	408	(9,998)	(1,361)	699

Adjustments to reconcile income from continuing operations to cash provided by operating activities:
Depreciation and amortization	2,172	2,070	568	684
Deferred income tax expense (benefit)—net	253	(477)	(736)	(111)
Impairment of goodwill (Note 3)	90	8,860	—	—
Impairment of trade name intangible asset (Note 3)	—	481	—	—
Impairment of emission allowances intangible assets (Note 3)	—	501	—	—
Impairment of natural gas-fueled generation facilities (Note 5)	—	229	—	—
Impairment of land (Note 10)	34	—	—	—
Charge related to Lehman bankruptcy (Note 10)	—	26	—	—
Write off of regulatory assets (Note 25)	25	—	—	—
Increase of toggle notes in lieu of cash interest (Note 12)	511	—	—	—
Unrealized net (gains) losses from mark-to-market valuations of commodity positions	(1,225)	(2,329)	1,556	722
Unrealized net (gains) losses from mark-to-market valuations of interest rate swaps	(696)	1,477	—	—
Net gain on debt exchanges (Note 12)	(87)	—	—	—
Bad debt expense (Note 11)	113	81	12	46
Stock-based incentive compensation expense	14	30	—	27
Reversal of reserves recorded in purchase accounting (Note 10)	(44)	—	—	—
Losses on dedesignated cash flow hedges (interest rate swaps)	184	66	—	10
Net charges related to cancelled development of generation facilities (Note 4)	—	—	2	676
Write-off of deferred transaction costs (Note 10)	—	—	—	38
Credit related to impaired leases (Note 10)	—	—	—	(48)
Net gains on sale of assets, including amortization of deferred gains	(5)	(1)	(1)	(40)
Other, net	(4)	(20)	5	19
Changes in operating assets and liabilities:
Accounts receivable—trade	(125)	(505)	309	(200)
Impact of accounts receivable sales program (Note 11)	(33)	53	(336)	72
Inventories	(59)	(21)	(5)	(7)
Accounts payable—trade	(141)	385	(264)	81
Commodity and other derivative contractual assets and liabilities	(64)	(28)	18	(185)
Margin deposits—net	248	595	(614)	(569)
Deferred advanced metering system revenues (Note 25)	57	—	—	—
Other—net assets	(43)	440	284	(89)
Other—net liabilities	128	(410)	113	440

Cash provided by (used in) operating activities from continuing operations	$1,711	$1,505	$(450)	$2,265

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS (CONT.)

(Millions of Dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Cash flows—financing activities
Issuances of long-term debt/securities (Note 12):
Equity financing from Sponsor Group and other investors	$—	$—	$8,236	$—
Merger-related debt financing	—	—	42,732	1,800
Pollution control revenue bonds	—	242	—	—
Oncor long-term debt	—	1,500	—	—
Other long-term debt	522	1,443	—	—
Common stock	—	34	—	1
Repayments/repurchases of long-term debt/securities (Note 12):
Pollution control revenue bonds	—	(242)	—	(143)
Merger-related debt repurchases	—	—	(15,314)	—
Other long-term debt	(396)	(925)	(81)	(302)
Common stock	—	(3)	—	(13)
Increase (decrease) in short-term borrowings (Note 12):
Banks	332	(481)	(722)	2,245
Commercial paper	—	—	—	(1,296)
Proceeds from sale of noncontrolling interests, net of transaction costs (Note 15)	—	1,253	—	—
Contributions from noncontrolling interests	48	—	—	—
Distributions paid to noncontrolling interests	(56)	(2)	—	—
Common stock dividends paid	—	—	—	(788)
Settlements of minimum withholding tax liabilities under stock-based compensation plans	—	—	—	(93)
Debt discount, financing and reacquisition expenses	(49)	(21)	(986)	(17)
Other, net	21	39	—	—

Cash provided by financing activities from continuing operations	$422	$2,837	$33,865	$1,394

Cash flows—investing activities
Acquisition of EFH Corp.	—	—	(32,694)	—
Capital expenditures	(2,348)	(2,849)	(693)	(2,366)
Nuclear fuel purchases	(197)	(166)	(23)	(54)
Money market fund redemptions (investments) (Note 1)	142	(142)	—	—
Investment posted with derivative counterparty (Note 18)	(400)	—	—	—
Reduction of (proceeds from) letter of credit facility deposited with trustee (restricted cash) (Note 12)	115	—	(1,250)	—
Reduction of restricted cash related to pollution control revenue bonds	—	29	13	202
Other changes in restricted cash	9	1	14	(16)
Purchase of mining-related assets	—	—	—	(122)
Proceeds from sale of assets	2	80	86	71
Proceeds from sale of controlling interest in natural gas gathering pipeline business	40	—	—	—
Proceeds from sale of environmental allowances and credits	19	39	—	—
Purchases of environmental allowances and credits	(19)	(34)	—	—
Cash settlements related to outsourcing contract termination (Note 20)	—	70	—	—
Settlement of loan (Note 20)	—	25	—	—
Proceeds from sales of nuclear decommissioning trust fund securities	3,064	1,623	831	602
Investments in nuclear decommissioning trust fund securities	(3,080)	(1,639)	(835)	(614)
Other, net	20	29	(12)	14

Cash used in investing activities from continuing operations	$(2,633)	$(2,934)	$(34,563)	$(2,283)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS (CONT.)

(Millions of Dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Discontinued operations:
Cash provided by (used in) operating activities	—	—	(7)	35
Cash used in financing activities	—	—	—	—
Cash provided by (used in) investing activities	—	—	—	—

Cash provided by (used in) discontinued operations	—	—	(7)	35

Net change in cash and cash equivalents	(500)	1,408	(1,155)	1,411

Cash and cash equivalents—beginning balance	1,689	281	1,436	25

Cash and cash equivalents—ending balance	$1,189	$1,689	$281	$1,436

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Millions of Dollars)

	Successor
	December 31, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents (Note 1)	$1,189	$1,689
Investment posted with counterparty (Note 18)	425	—
Investments held in money market fund (Note 1)	—	142
Restricted cash (Note 25)	48	55
Trade accounts receivable—net (Note 11)	1,260	1,219
Income taxes receivable—net	—	42
Inventories (Note 25)	485	426
Commodity and other derivative contractual assets (Note 18)	2,391	2,534
Accumulated deferred income taxes (Note 9)	5	44
Margin deposits related to commodity positions	187	439
Other current assets	136	165

Total current assets	6,126	6,755

Restricted cash (Note 25)	1,149	1,267
Investments (Note 19)	750	645
Property, plant and equipment—net (Note 25)	30,108	29,522
Goodwill (Note 3)	14,316	14,386
Intangible assets—net (Note 3)	2,876	2,993
Regulatory assets—net (Note 25)	1,959	1,892
Commodity and other derivative contractual assets (Note 18)	1,533	962
Other noncurrent assets, principally unamortized debt issuance costs	845	841

Total assets	$59,662	$59,263

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings (Note 12)	$1,569	$1,237
Long-term debt due currently (Note 12)	417	385
Trade accounts payable	896	1,143
Commodity and other derivative contractual liabilities (Note 18)	2,392	2,908
Margin deposits related to commodity positions	520	525
Accrued interest	526	524
Other current liabilities	744	612

Total current liabilities	7,064	7,334

Accumulated deferred income taxes (Note 9)	6,131	6,067
Investment tax credits	37	42
Commodity and other derivative contractual liabilities (Note 18)	1,060	2,095
Long-term debt, less amounts due currently (Note 12)	41,440	40,838
Other noncurrent liabilities and deferred credits (Note 25)	5,766	5,205

Total liabilities	61,498	61,581

Commitments and Contingencies (Note 13)

Equity (Note 14):
EFH Corp. shareholders’ equity	(3,247)	(3,673)
Noncontrolling interests in subsidiaries	1,411	1,355

Total equity	(1,836)	(2,318)

Total liabilities and equity	$59,662	$59,263

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED EQUITY

(Millions of Dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Common stock stated value of $0.001 effective May 2009 (number of authorized shares—Successor—2,000,000,000; Predecessor—1,000,000,000):
Balance at beginning of period	$—	$—	$—	$5
Effects of shareholder actions related to stated value of common stock	2	—	—	—

Balance at end of period (number of shares outstanding: Successor: 2009—1,668,065,133; 2008—1,667,149,663; 2007—1,664,345,953; Predecessor: October 10, 2007—461,152,009	2	—	—	5

Additional paid-in capital:
Balance at beginning of period	7,904	8,279	—	1,104
Investment by Sponsor Group and other investors	—	—	8,279	—
Effects of stock-based incentive compensation plans	11	29	—	(66)
Effects of shareholder actions related to stated value of common stock	(2)	—	—	—
Effect of sale of noncontrolling interests (Note 15)	—	(406)	—	—
Common stock repurchases	—	—	—	(13)
Excess tax benefit on stock-based compensation	—	—	—	82
Cost of Thrift Plan shares released by LESOP trustee (Note 21)	—	—	—	210
Effects of executive deferred compensation plan	—	—	—	11
Other	1	2	—	(2)

Balance at end of period	7,914	7,904	8,279	1,326

Retained earnings (deficit):
Balance at beginning of period	(11,198)	(1,360)	—	622
Net income (loss) attributable to EFH Corp.	344	(9,838)	(1,360)	723
Dividends declared on common stock ($—,$—, $—, and $1.30 per share)	—	—	—	(596)
Effect of adoption of accounting guidance related to uncertain tax positions (Note 8)	—	—	—	33
LESOP dividend deduction tax benefit and other	—	—	—	3

Balance at end of period	(10,854)	(11,198)	(1,360)	785

Accumulated other comprehensive gain (loss), net of tax effects:
Pension and other postretirement employee benefit liability adjustments:
Balance at beginning of period	(141)	(57)	—	(2)
Change in unrecognized gains (losses) related to pension and other retirement benefit costs	(40)	(84)	(57)	49

Balance at end of period	(181)	(141)	(57)	47

Amounts related to cash flow hedges:
Balance at beginning of period	(238)	(177)	—	411
Change during the period	110	(61)	(177)	(377)

Balance at end of period	(128)	(238)	(177)	34

Total accumulated other comprehensive gain (loss) at end of period	(309)	(379)	(234)	81

EFH Corp. shareholders’ equity at end of period (Note 14)	(3,247)	(3,673)	6,685	2,197

Noncontrolling interests in subsidiaries (Note 15):
Balance at beginning of period	1,355	—	—	—
Net income (loss) attributable to noncontrolling interests	64	(160)	—	—
Investment	48	1,253	—	—
Effect of sale of noncontrolling interests	—	265	—	—
Distributions to noncontrolling interests	(56)	(2)	—	—
Other	—	(1)	—	—

Noncontrolling interests in subsidiaries at end of period	1,411	1,355	—	—

Total equity at end of period	$(1,836)	$(2,318)	$6,685	$2,197

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EFH Corp., a Texas corporation, is a Dallas-based holding company conducting its operations principally through its TCEH and Oncor subsidiaries. TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Oncor is a majority (approximately 80%) owned subsidiary engaged in regulated electricity transmission and distribution operations in Texas.

On October 10, 2007, EFH Corp. completed its Merger with Merger Sub. As a result of the Merger, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group. See Note 2.

References in this report to “we,” “our,” “us” and “the company” are to EFH Corp. and/or its subsidiaries, TCEH and/or its subsidiaries, or Oncor and/or its subsidiary as apparent in the context. See “Glossary” for other defined terms.

Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor. Such measures include, among other things: the sale of a 19.75% equity interest in Oncor to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; Oncor’s board of directors being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Moreover, Oncor’s operations are conducted, and its cash flows managed, independently from the Texas Holdings Group. Oncor Holdings is consolidated with EFH Corp. as a variable interest entity under consolidations accounting standards.

See Note 15 for discussion of noncontrolling interests sold by Oncor in November 2008.

We have two reportable segments: the Competitive Electric segment, which is comprised principally of TCEH, and the Regulated Delivery segment, which is comprised of Oncor and its wholly-owned bankruptcy-remote financing subsidiary. See Note 24 for further information concerning reportable business segments.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with US GAAP. The accompanying consolidated statements of income (loss), comprehensive income (loss), cash flows and equity present results of operations and cash flows for “Successor” and “Predecessor” periods, which relate to periods succeeding and preceding the Merger, respectively. The consolidated financial statements have been prepared on the same basis as the audited financial statements included in the 2008 Form 10-K. The consolidated financial statements of the Successor reflect the application of purchase accounting in accordance with the provisions of accounting standards related to business combinations, include the activities of Merger Sub, all of which related to the acquisition of EFH Corp., and reflect the adoption of accounting standards related to the determination of fair value. Certain reclassifications have been made to conform prior period data to current period presentation. All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through February 18, 2010, the date these consolidated financial statements were issued.

Discontinued Businesses

Results from discontinued businesses, which are reported as discontinued operations, during the period October 11, 2007 to December 31, 2007 totaled $1 million in net income and during the period from January 1, 2007 to October 10, 2007 totaled $24 million in net income and consisted primarily of insurance proceeds related to a 2005 TXU Europe litigation settlement agreement.

Use of Estimates

Preparation of financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Purchase Accounting

The Merger was accounted for under purchase accounting, whereby the total purchase price of the transaction was allocated to our identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values, and the excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The allocation resulted in a significant amount of goodwill, an increase in the carrying value of property, plant and equipment and deferred income tax liabilities as well as new identifiable intangible assets and liabilities. Reported earnings in periods subsequent to the Merger reflect increases in interest, depreciation and amortization expense. See Note 2 for details regarding the effect of purchase accounting.

Derivative Instruments and Mark-to-Market Accounting

We enter into contracts for the purchase and sale of electricity, natural gas and other commodities and also enter into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, changes in the fair value of the derivative are recognized in net income as unrealized gains and losses, unless the criteria for certain exceptions are met, and an offsetting derivative asset or liability is recorded in the balance sheet. This recognition is referred to as “mark-to-market” accounting. The fair values of our unsettled derivative instruments under mark-to-market accounting are reported in the balance sheet as commodity and other derivative contractual assets or liabilities. When derivative instruments are settled and realized gains and losses are recorded, the previously recorded unrealized gains and losses and derivative assets and liabilities are reversed. See Notes 16 and 18 for additional information regarding fair value measurement and commodity and other derivative contractual assets and liabilities. Under the election criteria of accounting standards related to derivative instruments and hedging activities, we may elect the “normal” purchase and sale exemption. A commodity-related derivative contract may be designated as a “normal” purchase or sale if the commodity is to be physically received or delivered for use or sale in the normal course of business. If designated as normal, the derivative contract is accounted for under the accrual method of accounting (not marked-to-market) with no balance sheet or income statement recognition of the contract until settlement.

Because derivative instruments are frequently used as economic hedges, accounting standards related to derivative instruments and hedging activities allow for “hedge accounting,” which provides for the designation of such instruments as cash flow or fair value hedges if certain conditions are met. A cash flow hedge mitigates the risk associated with the variability of the future cash flows related to an asset or liability (e.g., a forecasted sale of electricity in the future at market prices or the payment of interest related to variable rate debt), while a fair value hedge mitigates risk associated with fixed future cash flows (e.g., debt with fixed interest rate payments). In accounting for changes in the fair value of cash flow hedges, derivative assets and liabilities are recorded on the balance sheet with an offset to other comprehensive income or loss to the extent the hedges are effective and the hedged transaction remains probable of occurring. If the hedged transaction becomes probable of not occurring, hedge accounting is discontinued and the amount recorded in other comprehensive income is immediately reclassified into net income. If the relationship between the hedge and the hedged transaction ceases to exist or is dedesignated, hedge accounting is discontinued, and the amounts recorded in other comprehensive income are recognized as the previously hedged transaction impacts earnings. Changes in value of fair value hedges are recorded as derivative assets or liabilities with an offset to net income, and the carrying value of the related asset or liability (hedged item) is adjusted for changes in fair value with an offset to net income. If the fair value hedge is settled prior to the maturity of the hedged item, the cumulative fair value gain or loss associated with the hedge is amortized into income over the remaining life of the hedged item. In the statement of cash flow, the effects of settlements of derivative instruments are classified consistent with the related hedged transactions.

To qualify for hedge accounting, a hedge must be considered highly effective in offsetting changes in fair value of the hedged item. Assessment of the hedge’s effectiveness is tested at least quarterly throughout its term to continue to qualify for hedge accounting. Changes in fair value that represent hedge ineffectiveness, even if the hedge continues to be assessed as effective, are immediately recognized in net income. Ineffectiveness is generally measured as the cumulative excess, if any, of the change in value of the hedging instrument over the change in value of the hedged item. See Notes 12 and 18 for additional information concerning hedging activity.

Realized and unrealized gains and losses from transacting in energy-related derivative instruments are primarily reported in the income statement in net gain (loss) from commodity hedging and trading activities. In accordance with accounting rules, upon settlement of physical derivative sales and purchase contracts that are marked-to-market in net income, related wholesale electricity revenues and fuel and purchased power costs are reported at approximated market prices, instead of the contract price. As a result, this noncash difference between market and contract prices is included in the operating revenues and fuel and purchased power costs and delivery fees line items of the income statement, with offsetting amounts included in net gain (loss) from commodity hedging and trading activities.

Revenue Recognition

We record revenue from electricity sales and delivery service under the accrual method of accounting. Revenues are recognized when electricity or delivery services are provided to customers on the basis of periodic cycle meter readings and include an estimated accrual for the revenues earned from the meter reading date to the end of the period (unbilled revenue).

Our reported revenues include, on a net basis, ERCOT electricity balancing transactions, which represent wholesale purchases and sales of electricity for real-time balancing purposes as measured in 15-minute intervals. As is industry practice, these purchases and sales with ERCOT, as the balancing energy clearinghouse agent, are reported net in the income statement. Balancing transactions are difficult to predict, with results varying from period to period between net revenues and net expense, and are reported as a component of revenues in the income statement.

Impairment of Long-Lived Assets

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever indications of impairment exist. The carrying value of such assets is deemed to be impaired if the projected undiscounted cash flows are less than the carrying value. If there is such impairment, a loss would be recognized based on the amount by which the carrying value exceeds the fair value. Fair value is determined primarily by discounted cash flows, supported by available market valuations, if applicable. See Note 5 for details of the impairment of the natural gas-fueled generation facilities recorded in 2008.

Finite-lived intangibles identified as a result of purchase accounting are amortized over their estimated useful lives based on the expected realization of economic effects. See Note 3 to Financial Statements for additional information.

Goodwill and Intangible Assets with Indefinite Lives

We evaluate goodwill and intangible assets with indefinite lives for impairment at least annually. The impairment tests performed are based on discounted cash flow analyses. See Note 3 for details of goodwill and intangible assets with indefinite lives, including discussion of goodwill and trade name intangible assets impairments recorded in 2009 and 2008.

In 2009, we changed the annual test date for goodwill and intangible assets with indefinite lives from October 1 to December 1. Management determined the new annual goodwill test date is preferable because of efficiencies gained by aligning the test with our annual budget and five-year plan processes in the fourth quarter. The change in the annual test date did not delay, accelerate or avoid an impairment charge, and retrospective application of this change in accounting principle did not affect previously reported results.

Amortization of Nuclear Fuel

Amortization of nuclear fuel is calculated on the units-of-production method and is reported as fuel costs.

Major Maintenance

Major maintenance costs incurred during generation plant outages and the costs of other maintenance activities are charged to expense as incurred and reported as operating costs.

Defined Benefit Pension Plans and Other Postretirement Employee Benefit Plans

We offer pension benefits based on either a traditional defined benefit formula or a cash balance formula and also offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. The pension and OPEB accrued benefit obligations reported in the balance sheet are in accordance with accounting standards related to employers’ accounting for defined benefit pension and other postretirement plans. See Note 21 for additional information regarding pension and OPEB plans.

Stock-Based Incentive Compensation

Prior to the Merger, we provided discretionary awards payable in EFH Corp. common stock to qualified managerial employees under our shareholder-approved long-term incentive plans. In December 2007, our board of directors established our 2007 Stock Incentive Plan, which authorizes discretionary grants to directors, officers and qualified managerial employees of EFH Corp. or its affiliates of non-qualified stock options, stock appreciation rights, restricted shares, shares of common stock, the opportunity to purchase shares of common stock and other stock-based awards. Stock-based compensation expense is recognized over the vesting period based on the grant-date fair value of those awards. See Note 22 for information regarding stock-based incentive compensation.

Sales and Excise Taxes

Sales and excise taxes are accounted for as a “pass through” item on the balance sheet; i.e., the tax is billed to customers and recorded as trade accounts receivable with an offsetting amount recorded as a liability to the taxing jurisdiction.

Franchise and Revenue-Based Taxes

Unlike sales and excise taxes, franchise and gross receipt taxes are not a “pass through” item. These taxes are assessed to us by state and local government bodies, based on revenues or kWh delivered, as a cost of doing business and are recorded as an expense. Rates charged to customers by us are intended to recover the franchise and gross receipt taxes, but we are not acting as an agent to collect the taxes from customers.

Income Taxes

We file a consolidated federal income tax return, and federal income taxes are calculated for our subsidiaries substantially as if the entities file separate income tax returns. Deferred income taxes are provided for temporary differences between the book and tax basis of assets and liabilities. Effective with the sale of noncontrolling interests in Oncor (see Note 15), Oncor became a partnership for US federal income tax purposes, and we provide deferred income taxes on the difference between the book and tax basis of our investment in Oncor. Previously earned investment tax credits were deferred and amortized as a reduction of income tax expense over the estimated lives of the related properties. In connection with purchase accounting, the remaining unamortized investment tax credit amount related to unregulated businesses of $300 million was eliminated. Investment tax credits related to Oncor’s regulated operations will continue to be amortized over the lives of the related properties in accordance with regulatory treatment. Certain provisions of the accounting guidance for income taxes provide that regulated enterprises are permitted to recognize deferred taxes as regulatory tax assets or tax liabilities if it is probable that such amounts will be recovered from, or returned to, customers in future rates.

Accounting for Contingencies

Our financial results may be affected by judgments and estimates related to loss contingencies. Accruals for loss contingencies are recorded when management determines that it is probable that an asset has been impaired or a liability has been incurred and that such economic loss can be reasonably estimated. Such determinations are subject to interpretations of current facts and circumstances, forecasts of future events and estimates of the financial impacts of such events. See Note 13 for a discussion of contingencies.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents.

We held an interest in The Reserve’s US Government Fund, which began liquidation proceedings in September 2008 due to the credit crisis and withdrawal demands. In September 2008, we attempted to redeem our interest, totaling $242 million, in the US Government Fund, but due to the liquidation process, the funds were not immediately made available; accordingly, such amount was reclassified from cash and cash equivalents to investment held in money market fund. We received $100 million of the funds in November 2008 and the remaining $142 million in January 2009.

Restricted Cash

The terms of certain agreements require the restriction of cash for specific purposes. At December 31, 2009, $1.135 billion of cash is restricted to support letters of credit. See Notes 12 and 25 for more details regarding this and other restricted cash.

Property, Plant and Equipment

As a result of purchase accounting, carrying amounts of property, plant and equipment related to unregulated businesses on the Merger date were adjusted to estimated fair values. Subsequent additions are recorded at cost. Regulated properties at Oncor continue to be reported at original cost, which is considered to be fair value due to the cost-based regulated recovery and returns associated with those assets. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead, including payroll-related costs.

Depreciation of our property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties. As is common in the industry, the Predecessor historically recorded depreciation expense using composite depreciation rates that reflected blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Effective with the Merger, depreciation expense for unregulated properties is calculated on a component asset-by-asset basis. Estimated depreciable lives are based on management’s estimates of the assets’ economic useful lives. See Note 25.

In accordance with the PUCT’s August 2009 order in Oncor’s rate review, the remaining net book value and anticipated removal cost of existing meters that are being replaced by advanced meters is being charged (amortized) to expense over an 11-year cost recovery period.

Capitalized Interest

Interest related to qualifying construction projects and qualifying software projects are capitalized in accordance with accounting guidance related to capitalization of interest cost. See Note 25.

Inventories

All inventories are reported at the lower of cost (on a weighted average basis) or market unless expected to be used in the generation of electricity. Also see discussion immediately below regarding environmental allowances and credits.

Environmental Allowances and Credits

Effective with the Merger, we began accounting for all environmental allowances and credits as identifiable intangible assets with finite lives that are subject to amortization. The recorded values of these intangible assets were originally established reflecting fair value determinations as of the date of the Merger under purchase accounting. Amortization expense associated with these intangible assets is recognized on a unit of production basis as the allowances or credits are consumed in generation operations. The environmental allowances and credits are assessed for impairment when conditions or events occur that could affect the carrying value of the assets. See Note 3 for details of impairment amounts recorded in 2008.

Regulatory Assets and Liabilities

The financial statements of our regulated electricity delivery operations reflect regulatory assets and liabilities under cost-based rate regulation in accordance with accounting standards related to the effect of certain types of regulation. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 25 for details of the regulatory assets and liabilities.

Investments

Investments in a nuclear decommissioning trust fund are carried at fair market value in the balance sheet. Investments in unconsolidated business entities over which we have significant influence but do not maintain effective control, generally representing ownership of at least 20% and not more than 50% of common equity, are accounted for under the equity method. Assets related to employee benefit plans represent investments held to satisfy deferred compensation liabilities and are recorded at market value. See Note 19 for details of investments.

Noncontrolling Interests

See Note 15 for discussion of accounting for the noncontrolling interests of Oncor.

Changes in Accounting Standards

In January 2010, the FASB issued guidance on disclosure about fair value measurements. The guidance requires new disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy and separate disclosure about purchases, sales, issuances and settlements in Level 3 of the fair value hierarchy. The guidance also provides clarification on disclosures related to the level of disaggregation among assets and liabilities and to the inputs and valuation techniques used to measure fair value. This new guidance is effective for periods beginning January 1, 2010, except for the new disclosures about purchases, sales, issuances and settlements in Level 3, which are effective for periods beginning January 1, 2011. As this new guidance provides only disclosure requirements, the adoption will not have any effect on reported results of operations, financial condition or cash flows.

In August 2009, the FASB issued guidance on measuring fair value of liabilities, which provides clarification of fair value measurement when there is limited or no observable data available. The adoption of this guidance, as of October 1, 2009, did not have any effect on reported results of operations, financial condition or cash flows, and did not have any effect on the disclosures of the fair value of our debt provided in Note 17.

In June 2009, the FASB issued “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not affect reported results of operations, financial condition or cash flows.

In June 2009, the FASB issued new guidance that requires reconsideration of consolidation conclusions for all variable interest entities and other entities with which we are involved. This new guidance is effective January 1, 2010. The provisions of this guidance could result in different consolidation conclusions than reached under previous guidance, as the emphasis is on the power to direct the activities of the variable interest entity instead of risk and reward. We continue to evaluate the impact of this new guidance on our financial statements. In consideration of the ring-fencing measures in place, as discussed above under “Description of Business,” our evaluation may result in the deconsolidation of Oncor Holdings and its subsidiaries, which are the ring-fenced entities.

In June 2009, the FASB issued new guidance regarding accounting for transfers of financial assets that eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosures. This new guidance is effective in the first quarter of 2010. We continue to evaluate the impact of this new guidance on our financial statements and footnote disclosures; however, we expect that our accounts receivable securitization program discussed in Note 11 will no longer be accounted for as a sale of accounts receivable as a result of the guidance, and the funding under the program will be reported as short-term borrowings. We do not expect this new guidance to impact the covenant-related ratio calculations in our debt agreements.

In May 2009, the FASB issued new guidance related to subsequent events that requires disclosure of the date through which we have evaluated subsequent events related to the financial statements being issued and the basis for that date. Our adoption of this guidance as of April 1, 2009 did not affect reported results of operations, financial condition or cash flows, and the required disclosure is provided above in “Basis of Presentation.”

In April 2009, the FASB issued new guidance regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased or market transactions are not orderly. We adopted this guidance as of April 1, 2009. While this guidance did not change our fair value measurement techniques, it requires disclosures of additional detail of securities held in our nuclear decommissioning trust that are provided in Notes 16 and 19.

In April 2009, the FASB issued new guidance regarding the recognition and presentation of other-than-temporary impairments, which changed the guidance for recording impairment of investments in debt securities. Our adoption as of April 1, 2009 did not affect the accounting for our nuclear decommissioning trust fund because the trust balance has historically been reported at fair value, with changes in fair value of the trust resulting in changes in Oncor’s regulatory asset or liability related to the decommissioning cost.

In December 2008, the FASB issued new guidance for employers’ disclosures about postretirement benefit plan assets. This new guidance provides enhanced disclosures regarding how investment allocation decisions are made and certain aspects of fair value measurements on plan assets. The required disclosures are intended to provide transparency related to the types of assets and associated risks in an employer’s defined benefit pension or other postretirement employee benefits plan and events in the economy and markets that could have a significant effect on the value of plan assets. As this new guidance provides only disclosure requirements, our adoption as of December 31, 2009 did not have any effect on reported results of operations, financial condition or cash flows. The disclosures are provided in Note 21.

In March 2008, the FASB issued amended disclosure guidance for derivative instruments and hedging activities. This amended guidance enhances required disclosures regarding derivatives and hedging activities to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. As this guidance provides only disclosure requirements, our adoption as of January 1, 2009 did not have any effect on reported results of operations or financial condition. The disclosures are provided in Note 18.

2.	FINANCIAL STATEMENT EFFECTS OF THE MERGER

As discussed in Note 1, the Merger was completed on October 10, 2007. The aggregate purchase price paid for the equity securities of EFH Corp. was $31.9 billion, which was financed by a combination of equity invested by the Sponsor Group and certain other investors and by borrowings under a senior secured credit facility and senior unsecured interim facilities. These facilities also funded the repayment and redemption of certain existing credit facilities and debt upon completion of the Merger. See Note 12 for a discussion of our debt.

The statements of consolidated income (loss) and cash flows for 2007 present Predecessor results from January 1 through October 10 and Successor results from October 11 through December 31.

Sources and Uses

The sources and uses of the funds for the Merger are summarized in the table below.

Sources of funds:		Uses of funds:
(billions of dollars)
Cash and other sources	$0.3	Equity purchase price (c)	$31.9
TCEH credit facilities (Note 12)	27.0	Transaction costs (d)	0.8
EFH Corp. senior unsecured interim facility (a)	4.5	Repayment of existing debt	5.3
Equity contributions (b)	8.3	Restricted cash	1.2

		Financing fees related to new facilities	0.9

Total source of funds	$40.1	Total uses of funds	$40.1

(a)	Interim facility that was repaid with the proceeds from the issuance of the EFH Corp. Senior Notes that are discussed in Note 12.

(b)	Consists of equity contributions by the Sponsor Group and certain other investors.
(c)	Represents 461.2 million outstanding shares of EFH Corp. common stock multiplied by $69.25 per share.
(d)	Represents professional fees incurred by the Sponsor Group that were directly associated with the Merger and accounted for as part of the purchase price.

Purchase Price Allocation

We accounted for the Merger under purchase accounting in accordance with the provisions of accounting standards related to business combinations, whereby the total purchase price of the transaction was allocated to our identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values as of the Merger date as summarized in the table below. The fair values were determined based upon assumptions related to future cash flows, discount rates, and asset lives as well as factors more unique to us, our industry and the competitive wholesale power market that include forward natural gas price curves and market heat rates, retail customer attrition rates, generation plant operating and construction costs, and the effect on generation facility values of lignite fuel reserves and mining capabilities using currently available information. As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor’s assets and liabilities effectively represent fair value, and no adjustments to those regulated assets or liabilities were recorded. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill.

The goodwill amount recorded upon finalization of purchase accounting in 2008 totaled $23.2 billion. Management believes the drivers of the goodwill amount include the incremental value of the future cash flow potential of the baseload generation facilities, including facilities under construction, over the values assigned to those assets under purchase accounting rules, considering the market-pricing mechanisms and growth potential in the ERCOT market, as well as the value derived from the scale of the retail business. Management also believes that the goodwill reflects the value of the relatively stable, long-lived cash flows of the regulated business, considering the constructive regulatory environment and market growth potential. See Note 3 for disclosures related to goodwill, including an impairment recorded in the fourth quarter of 2008 and first quarter of 2009.

The following table summarizes the components of the final purchase price allocation:

Equity purchase price		$31,935
Transaction costs		759

Total purchase price		32,694

Property, plant and equipment	28,088
Intangible assets (Note 3)	4,454
Regulatory assets and deferred debits	1,445
Other assets	5,187

Total assets acquired	39,174

Short-term borrowings and long-term debt	14,183
Deferred tax liabilities	7,706
Other liabilities	7,837

Total liabilities assumed	29,726

Net identifiable assets acquired		9,448

Goodwill		$23,246

The following table summarizes the change in the total amount of goodwill during 2008 as a result of purchase accounting:

Goodwill at December 31, 2007		$22,954

Property, plant and equipment	311
Intangible assets	30
Regulatory assets—net	2
Other assets	174

Total assets acquired	517
Deferred income tax liabilities	(263)
Other liabilities	38

Total liabilities assumed	(225)

Net identifiable assets acquired		292

Goodwill at completion of purchase accounting		$23,246

The above changes relate largely to finalization of fair values of natural gas-fueled generation plants and amounts related to the Capgemini outsourcing agreement, as well as the effects on related deferred income tax balances.

Accrued liabilities were recorded in purchase accounting for exit activities resulting from the Merger. Exit liabilities recorded related to the cancellation of the development of coal-fueled generation facilities discussed in Note 4, the exit of certain administrative activities and the termination of outsourcing arrangements with Capgemini under change of control provisions of such arrangements (see Note 20). The following table summarizes the changes to the exit liability:

	Competitive Electric segment	Regulated Delivery segment	Total
Liability for exit activities as of October 11, 2007	$60	$—	$60

Liability for exit activities as of December 31, 2007	60	—	60
Additions to liability (a)	38	16	54
Payments recorded against liability	(60)	—	(60)

Liability for exit activities as of December 31, 2008	38	16	54
Payments recorded against liability	(24)	(4)	(28)
Other adjustments to the liability (b)	(11)	(10)	(21)

Liability for exit activities as of December 31, 2009 (c)	$3	$2	$5

(a)	Additional amounts recorded upon finalization of purchase accounting.
(b)	Represents reversal of exit liabilities due primarily to a shorter than expected outsourcing services transition period.
(c)	Remaining accrual is expected to be settled in 2010, the targeted date to complete the transition of outsourced activities back to us or to service providers.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial position and results of operations assume that the Merger-related transactions occurred on January 1, 2007. The unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of what our results of operations would have been if the Merger-related transactions had occurred on that date, or what our results of operations will be for any future periods.

For the year ended December 31, 2007, unaudited pro forma revenues and net loss were $10.0 billion and $2.3 billion, respectively. Pro forma adjustments for the year ended December 31, 2007 consist of adjustments for the Predecessor period and consist of $473 million in depreciation and amortization expense (including amounts recognized in revenues or fuel and purchased power costs), $2.1 billion in interest expense and a $895 million income tax benefit.

3.	GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

As discussed in Note 2, we accounted for the Merger under purchase accounting. The total goodwill amount recorded as a result of purchase accounting totaled $23.2 billion, representing the excess of the purchase price over the fair value of the tangible and identifiable intangible net assets acquired in the Merger; subsequently, impairment charges were recorded in the fourth quarter of 2008 and the first quarter of 2009 (discussed immediately below). Accounting guidance related to goodwill and other intangible assets requires that goodwill be assigned to “reporting units,” which management has determined to be the Competitive Electric segment and the Regulated Delivery segment, which are largely comprised of TCEH and Oncor, respectively. The original goodwill amounts assigned to the Competitive Electric segment of $18.3 billion and the Regulated Delivery segment of $4.9 billion were based on the enterprise values of those businesses at the closing date of the Merger and the completion of purchase accounting.

Reported goodwill as of December 31, 2009 totaled $14.3 billion, with $10.2 billion assigned to the Competitive Electric segment and $4.1 billion to the Regulated Delivery segment. Reported goodwill as of December 31, 2008 totaled $14.4 billion, with $10.3 billion assigned to the Competitive Electric segment and $4.1 billion to the Regulated Delivery segment. None of this goodwill balance is being deducted for tax purposes.

Goodwill and Trade Name Intangible Asset Impairments

The 2009 annual impairment testing performed as of October 1, and December 1, 2009 for goodwill and intangible assets with indefinite useful lives in accordance with accounting guidance for a change in annual impairment testing dates resulted in no impairment (see discussion in Note 1 regarding change in the annual impairment test date from October 1 to December 1). The goodwill testing determined that the estimated fair value (enterprise value) of the Regulated Delivery segment exceeded its carrying value by approximately 10% resulting in no additional testing being required and no impairment for the segment. Key assumptions in the valuation of the regulated business include discount rates, growth of the rate base and return on equity allowed by the regulatory authority. Cash flows of the regulated business are relatively stable and more predictable than the competitive business. The Competitive Electric segment carrying value exceeded its estimated enterprise value (by less than 10%), so the estimated enterprise value of the segment was compared to the estimated fair values of its operating assets and liabilities. This additional testing indicated that the implied goodwill amount exceeded the recorded goodwill amount, and thus no goodwill impairment was recorded. The estimated enterprise value of the Competitive Electric segment reflects the impact of the decline in forward natural gas prices on wholesale electricity prices. Because lower wholesale electricity prices also result in lower fair values of our generation assets, calculated implied goodwill was sufficient to support the recorded goodwill amount. Key variables in the tests included forward natural gas prices, electricity prices, market heat rates and discount rates, assumptions regarding each of which could have a significant effect on valuations. Because of the volatility of these factors, we cannot predict the likelihood of any future impairment.

In the first quarter of 2009, we recorded a $90 million goodwill impairment charge largely related to the Competitive Electric segment. This charge resulted from the completion of fair value calculations supporting the initial $8.860 billion goodwill impairment charge that was recorded in the fourth quarter of 2008 and consisted of an impairment of $8.0 billion related to the Competitive Electric segment and $860 million related to the Regulated Delivery segment. The impairment charge primarily reflected the dislocation in the capital markets during the fourth quarter of 2008 that increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of declines in market values of debt and equity securities of comparable companies. The impairment determination involved significant assumptions and judgments in estimating enterprise values of the Competitive Electric and Regulated Delivery segments and the fair values of their assets and liabilities. This cumulative $8.950 billion charge is the only goodwill impairment recorded since the Merger.

Also in the fourth quarter of 2008, we recorded a trade name intangible asset impairment charge totaling $481 million ($310 million after-tax). The impairment primarily arises from the increase in the discount rate used in estimating fair value as discussed above.

Although the annual impairment test date for goodwill and intangible assets with indefinite lives set by management was October 1, management determined that in consideration of the continuing deterioration of securities values during the fourth quarter of 2008, an impairment testing trigger occurred subsequent to that test date; consequently, the impairment charges were based on estimated fair values at December 31, 2008. See Note 1 for discussion of the change of the annual impairment test date to December 1 in 2009.

The calculations supporting the impairment determination utilized models that took into consideration multiple inputs, including commodity prices, debt yields, equity prices of comparable companies and other inputs. Those models were generally used in developing long-term forward price curves for certain commodities and discount rates for determining fair values of our reporting units as well as certain individual assets and liabilities of those businesses. The fair value measurements resulting from such models are classified as Level 3 non-recurring fair value measurements consistent with accounting standards related to the determination of fair value (see Note 16).

Identifiable Intangible Assets

Identifiable intangible assets reported in the balance sheet are comprised of the following:

	Successor
	As of December 31, 2009			As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Retail customer relationship	$463	$215	$248	$463	$130	$333
Favorable purchase and sales contracts	700	374	326	700	249	451
Capitalized in-service software	490	167	323	255	116	139
Environmental allowances and credits	992	212	780	994	121	873
Land easements	188	72	116	184	69	115
Mining development costs	32	5	27	19	2	17

Total intangible assets subject to amortization	$2,865	$1,045	1,820	$2,615	$687	1,928

Trade name (not subject to amortization)			955			955
Mineral interests (not currently subject to amortization)			101			110

Total intangible assets			$2,876			$2,993

Details of amortization expense related to intangible assets (including income statement line item in which the amortization is included) follows:

		Successor				Predecessor
Intangible Asset (Income Statement line)	Segment	Useful lives at December 31, 2009 (weighted average in years)	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Retail customer relationship (Depreciation and amortization)	Competitive Electric	4	$85	$51	$79	$—
Favorable purchase and sales contracts (Operating revenues/fuel, purchased power costs and delivery fees)	Competitive Electric	12	125	168	72	—
Capitalized in-service software (Depreciation and amortization)	All	5	53	44	8	23
Environmental allowances and credits (Fuel, purchased power costs and delivery fees)	Competitive Electric	28	91	102	20	—
Land easements (Depreciation and amortization)	Regulated Delivery	67	3	3	—	2
Mining development costs (Depreciation and amortization)	Competitive Electric	5	3	1	—	—

Total amortization expense			$360	$369	$179	$25

Separately identifiable and previously unrecognized intangible assets acquired and recorded as part of purchase accounting for the Merger are described as follows:

•

Retail Customer Relationship—Retail customer relationship intangible asset represents the estimated fair value of the non-contracted customer base and is being amortized using an accelerated method based on customer attrition rates and reflecting the expected pattern in which economic benefits are realized over their estimated useful life.

•

Favorable Purchase and Sales Contracts—Favorable purchase and sales contracts intangible asset primarily represents the above market value, based on observable prices or estimates, of commodity contracts for which: (i) we have made the “normal” purchase or sale election allowed by accounting standards related to derivative instruments and hedging transactions or (ii) the contracts did not meet the definition of a derivative. The amortization periods of these intangible assets are based on the terms of the contracts. Unfavorable purchase and sales contracts are recorded as other noncurrent liabilities and deferred credits (see Note 25).

•

Trade name—The trade name intangible asset represents the estimated fair value of the TXU Energy trade name, and was determined to be an indefinite-lived asset not subject to amortization. This intangible asset will be evaluated for impairment at least annually in accordance with accounting guidance related to goodwill and other intangible assets. See above for discussion of an impairment charge recorded in 2008.

•

Environmental Allowances and Credits—This intangible asset represents the fair value, based on observable prices or estimates, of environmental credits, substantially all of which were expected to be used in our power generation activities. These credits are amortized utilizing a units-of-production method.

Impairment of Environmental Allowances and Credits Intangible Assets

In March 2005, the EPA issued regulations called the Clean Air Interstate Rule (CAIR) for 28 states, including Texas, where our generation facilities are located. CAIR requires reductions of SO2 and NOx emissions from power generation facilities in these states. The SO2 reductions were beyond the reductions required under the Clean Air Act’s existing acid rain cap-and-trade program (the Acid Rain Program). CAIR also established a new regional cap-and-trade program for NOx emissions reductions.

In July 2008, the US Court of Appeals for the D.C. Circuit (the D.C. Circuit Court) invalidated CAIR. The D.C. Circuit Court did not overturn the existing cap-and-trade program for SO2 reductions under the Acid Rain Program.

Based on the D.C. Circuit Court’s ruling, we recorded a noncash impairment charge to earnings in 2008. We impaired NOx allowances in the amount of $401 million (before deferred income tax benefit). As a result of the D.C. Circuit Court’s decision, NOx allowances would no longer be needed, and thus there would not be an actively traded market for such allowances. Consequently, our NOx allowances would likely have very little value absent reversal of the D.C. Circuit Court’s decision or promulgation of new rules by the EPA. In addition, we impaired SO2 allowances in the amount of $100 million (before deferred income tax benefit). While the D.C. Circuit Court did not invalidate the Acid Rain Program, we would have more SO2 allowances than we would need to comply with the Acid Rain Program. While there continued to be a market for SO2 allowances, the D.C. Circuit Court’s decision resulted in a material decrease in the market price of SO2 allowances.

The impairment amounts recorded in 2008 were reported in other deductions and reflected in the results of the Competitive Electric segment.

In December 2008, in response to an EPA petition, the D.C. Circuit Court reversed, in part, its previous ruling. Such reversal confirmed CAIR is not valid, but allowed it to remain in place while the EPA revises CAIR to correct the previously identified shortcomings. Since the D.C. Circuit Court did not prescribe a deadline for this revision, at this time, we cannot predict how or when the EPA may revise CAIR.

Estimated Amortization of Intangible Assets—The estimated aggregate amortization expense of intangible assets for each of the next five fiscal years is as follows:

Year	Amortization Expense
2010	$278
2011	210
2012	166
2013	147
2014	133

4.	CHARGES RELATED TO CANCELLED DEVELOPMENT OF COAL-FUELED GENERATION FACILITIES

In 2007, we recorded a net charge totaling $757 million ($492 million after-tax), substantially all of which was in the Predecessor period, in connection with the February 2007 suspension of the development of eight coal-fueled generation units. This decision and subsequent terminations of equipment orders required an evaluation of the recoverability of recorded assets associated with the development program. The net charge included $705 million for the impairment of construction work-in-process asset balances (primarily pre-construction development costs), $79 million for costs arising from terminations of equipment orders, $29 million for the write-off of deferred financing costs and a $57 million gain on sale (in early October 2007) of two in-process boilers. Additional charges totaling $12 million ($8 million after-tax) were recorded in 2008, which primarily represented costs for transportation and storage of materials.

The construction work-in-process asset balances totaled $871 million prior to the writedown and included progress payments made and accruals for amounts due to equipment suppliers, based on percentage of completion estimates, engineering and design services costs, site preparation expenditures, internal salary and related overhead costs for personnel engaged directly in construction management activities and capitalized interest. The remaining carrying value of assets related to the program at December 31, 2009 totaled $77 million and represented estimated recovery amounts, using a probability-weighted methodology, from equipment salvage and potential resale activities. Cumulative net cash proceeds through December 31, 2009 from the sale of the impaired assets totaled $172 million.

We have terminated all of the equipment orders, with the exception of one purchase order for a boiler that we are attempting to sell, and the air permit applications related to the eight units were formally withdrawn from the TCEQ in October 2007 after the close of the Merger. The net charges arising from cancellation of this development program have been classified in other deductions and are reported in the results of the Competitive Electric segment.

5.	IMPAIRMENT OF NATURAL GAS-FUELED GENERATION FACILITIES

In 2008, we performed an evaluation of our natural gas-fueled generation facilities for impairment. The impairment test was triggered by a determination that it was more likely than not that certain generation units would be retired or mothballed (idled) earlier than previously expected. The natural gas-fueled generation units are generally operated to meet peak demands for electricity and all such facilities are tested for impairment as an asset group. As a result of the evaluation, it was determined that an impairment existed, and a charge of $229 million ($147 million after-tax) was recorded to write down the assets to fair value of approximately $28 million, which was determined based on discounted estimated future cash flows. The impairment was reported in other deductions in the Competitive Electric segment.

6.	STIPULATION APPROVED BY THE PUCT

Oncor and Texas Holdings agreed to the terms of a stipulation, which was conditional upon completion of the Merger, with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. In February 2008, the PUCT entered an order approving the stipulation. The PUCT issued a final order on rehearing in April 2008 that has been appealed to 200th District Court of Travis County, Texas. The parties to the appeal have agreed to a schedule that would result in a hearing in June 2010.

In addition to commitments Oncor made in its filings in the PUCT review, the stipulation included the following provisions, among others:

•

Oncor provided a one-time $72 million refund to its REP customers in the September 2008 billing cycle. The refund was in the form of a credit on distribution fee billings. The liability for the refund was recorded as part of purchase accounting.

•

Consistent with the 2006 cities rate settlement (see Note 7), Oncor filed a system-wide rate case in June 2008 based on a test-year ended December 31, 2007. In August 2009, the PUCT issued a final order on this rate case. See Note 25.

•

Oncor agreed not to request recovery of approximately $56 million of regulatory assets related to self-insurance reserve costs and 2002 restructuring expenses. These regulatory assets were eliminated as part of purchase accounting.

•	The dividends paid by Oncor will be limited through December 31, 2012, to an amount not to exceed Oncor’s net income (determined in accordance with GAAP, subject to certain defined adjustments) for the period beginning October 11, 2007 and ending December 31, 2012, and are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

•	Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions.

•

Oncor committed to an additional $100 million in spending over the five-year period ending December 31, 2012 on demand-side management or other energy efficiency initiatives. These additional expenditures will not be recoverable in rates, and this amount was recorded as a regulatory liability as part of purchase accounting and consistent with accounting standards related to the effect of certain types of regulation.

•	If Oncor’s credit rating is below investment grade with two or more rating agencies, TCEH will post a letter of credit in an amount of $170 million to secure TXU Energy’s payment obligations to Oncor.

•	Oncor agreed not to request recovery of the $4.9 billion of goodwill resulting from purchase accounting or any future impairment of the goodwill in its rates.

7.	CITIES RATE SETTLEMENT IN 2006

In January 2006, Oncor agreed with a steering committee representing 108 cities in Texas (Cities) to defer the filing of a system-wide rate case with the PUCT to no later than July 1, 2008 (based on a test year ending December 31, 2007). Oncor filed the rate case with the PUCT in June 2008, and the PUCT issued a final order on the case in 2009. Oncor extended the benefits of the agreement to 292 nonlitigant cities. The agreements provided that Oncor would make payments to participating cities totaling approximately $70 million, including incremental franchise taxes.

This amount was recognized in earnings over the period from May 2006 through June 2008. Amounts recognized totaled $11 million in 2009, $23 million in 2008, $8 million for the period October 11, 2007 through December 31, 2007 and $25 million for the period January 1, 2007 through October 10, 2007, of which $2 million, $13 million, $6 million and $20 million, respectively, were reported in other deductions (see Note 10), with the remainder reported in franchise and revenue-based taxes. Amounts recognized in 2009 represented extension of benefits per the agreement related to the timing of completion of the rate case.

8.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

Effective January 1, 2007, we adopted accounting guidance related to uncertain tax positions. This guidance requires that all tax positions subject to uncertainty be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable. We applied updated guidance to determine if each tax position was effectively settled for the purpose of recognizing previously uncertain tax positions. We completed our review and assessment of uncertain tax positions and in the 2007 Predecessor period recorded a net benefit to retained earnings and a decrease to noncurrent liabilities of $33 million in accordance with the new accounting rule.

We file income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of our income tax returns for the years ending prior to January 1, 2003 are complete, but the tax years 1997 to 2002 remain in appeals with the IRS. The conclusion of issues contested from the 1997 to 2002 audit, including matters related to TXU Europe, is not expected to occur prior to 2011. In 2008, we were notified of the commencement of an IRS audit of tax years 2003 to 2006. The audit is expected to require two years to complete. Texas franchise and margin tax returns are under examination or still open for examination for tax years beginning after 2002.

In 2008, we participated in negotiations with the IRS regarding the 2002 worthlessness loss associated with our discontinued Europe business, and we reduced the liability for uncertain tax positions in accordance with accounting guidance. The reduction in the liability of approximately $375 million was largely offset by a reduction of deferred tax assets related to alternative minimum tax.

We classify interest and penalties related to uncertain tax positions as current income tax expense. Amounts recorded related to interest and penalties totaled $42 million in 2009, $88 million in 2008, including $29 million recorded as goodwill, $12 million for the period October 11, 2007 through December 31, 2007 and $43 million for the period January 1, 2007 through October 10, 2007 (all amounts after tax).

Noncurrent liabilities included a total of $361 million and $198 million in accrued interest at December 31, 2009 and 2008, respectively. Effective in 2009, the federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes. Such amounts were previously reported net as a reduction of the liability for uncertain tax positions.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in the consolidated balance sheet, during the years ended December 31, 2009 and 2008:

	2009	2008
Balance at January 1, excluding interest and penalties	$1,583	$1,834
Additions based on tax positions related to prior years	71	124
Reductions based on tax positions related to prior years	(82)	(451)
Additions based on tax positions related to the current year	66	33
Settlements with taxing authorities	—	43
Reductions related to the lapse of the tax statute of limitations	—	—

Balance at December 31, excluding interest and penalties	$1,638	$1,583

Of the balance at December 31, 2009, $1.474 billion represents tax positions for which the uncertainty relates to the timing of recognition in tax returns. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should we sustain such positions on income tax returns previously filed, liabilities recorded would be reduced by $164 million, resulting in increased income from continuing operations and a favorable impact on the effective tax rate.

We filed a claim in 2006 for refund of income taxes and related interest paid in 2005 associated with IRS audits of 1993 and 1994 tax returns of a discontinued operation. The expected refund was recognized in the adoption of accounting guidance related to uncertain tax positions. We received the refund, totaling $98 million, in February 2009.

We do not expect the total amount of liabilities recorded related to uncertain tax positions will significantly increase or decrease within the next 12 months.

9.	INCOME TAXES

The components of our income tax expense (benefit) applicable to continuing operations are as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Current:
US Federal	$64	$(46)	$52	$400
State	51	52	10	20

Total	115	6	62	420

Deferred:
US Federal	256	(482)	(722)	12
State	1	10	(12)	(108)

Total	257	(472)	(734)	(96)

Amortization of investment tax credits	(5)	(5)	(1)	(15)

Total	$367	$(471)	$(673)	$309

Reconciliation of income taxes computed at the US federal statutory rate to income tax expense:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Income (loss) from continuing operations before income taxes	$775	$(10,469)	$(2,034)	$1,008

Income taxes at the US federal statutory rate of 35%	$271	$(3,664)	$(712)	$353
Nondeductible goodwill impairment	32	3,101	—	—
Lignite depletion allowance	(18)	(29)	(5)	(30)
Production activities deduction	—	—	10	(10)
Amortization of investment tax credits—net of deferred income tax effect	(5)	(5)	(1)	(12)
Amortization (under regulatory accounting) of statutory rate changes	5	2	—	2
Medicare subsidy—other postretirement employee benefits	(7)	(6)	(2)	(6)
Nondeductible interest expense	13	11	1	—
Nondeductible losses (earnings) on benefit plans	(1)	9	(1)	(6)
Texas margin tax, net of federal tax benefit	30	39	(3)	16
Texas margin tax—deferred tax adjustment	—	—	—	(70)
Nondeductible merger transaction costs	—	—	23	—
Deferred tax adjustments	—	—	—	25
Accrual of interest, net of federal tax benefit	42	59	12	43
Other, including audit settlements	5	12	5	4

Income tax expense (benefit)	$367	$(471)	$(673)	$309

Effective tax rate	47.4%	4.5%	33.1%	30.7%

Texas Margin Tax

In May 2006, the Texas legislature enacted a new law that reformed the Texas franchise tax system and replaced it with a new tax system, referred to as the Texas margin tax. The Texas margin tax has been determined to be an income tax for accounting purposes. In June 2007, an amendment to this law was enacted that included clarifications and technical changes to the provisions of the tax calculation. In the 2007 Predecessor period, we recorded a deferred tax benefit of $70 million, essentially all of which related to changes in the rate at which a tax credit is calculated as specified in the new law. Of the total $70 million deferred tax benefit, $32 million was recognized in the Competitive Electric segment results and $38 million was recognized in the Corporate and Other nonsegment results.

Deferred Income Tax Balances

Deferred income taxes provided for temporary differences based on tax laws in effect at December 31, 2009 and 2008 balance sheet dates are as follows:

	Successor
	December 31, 2009			December 31, 2008
	Total	Current	Noncurrent	Total	Current	Noncurrent
Deferred Income Tax Assets
Alternative minimum tax credit carryforwards	$438	$—	$438	$447	$—	$447
Employee benefit liabilities	206	22	184	173	33	140
Net operating loss (NOL) carryforwards	422	—	422	523	—	523
Unfavorable purchase and sales contracts	249	—	249	259	—	259
Accrued interest	211	—	211	—	—	—
Other	351	13	338	260	44	216

Total	1,877	35	1,842	1,662	77	1,585

Deferred Income Tax Liabilities
Property, plant and equipment	4,141	—	4,141	4,375	—	4,375
Basis difference in Oncor partnership (a)	1,369	—	1,369	1,333	—	1,333
Commodity contracts and interest rate swaps	1,325	30	1,295	645	31	614
Identifiable intangible assets	921	—	921	1,049	—	1,049
Debt fair value discounts	184	—	184	257	—	257
Other	63	—	63	26	2	24

Total	8,003	30	7,973	7,685	33	7,652

Net Deferred Income Tax (Asset) Liability	$6,126	$(5)	$6,131	$6,023	$(44)	$6,067

(a)	See Note 14.

At December 31, 2009 we had $438 million of alternative minimum tax credit carryforwards (AMT) available to offset future tax payments. The AMT credit carryforwards have no expiration date. At December 31, 2009, we had net operating loss (NOL) carryforwards for federal income tax purposes of $1.206 billion that expire between 2023 and 2028. The NOL carryforwards can be used to offset future taxable income. We expect to utilize all of our NOL carryforwards prior to their expiration dates.

The component of deferred income tax liabilities referred to as “basis difference in Oncor partnership” arose as a result of the sale of noncontrolling interests in Oncor (see Note 15) at which time Oncor became a partnership for US federal income tax purposes. The amount of this basis difference at the date of the transaction represented our interest (approximately 80%) in the net deferred tax liabilities related to Oncor’s individual operating assets and liabilities. The remaining net deferred tax liabilities associated with Oncor ($321 million at December 31, 2009) that are attributable to the noncontrolling interests have been reclassified as other noncurrent liabilities (see Note 25).

The income tax effects of the components included in accumulated other comprehensive income at December 31, 2009 and 2008 totaled a net deferred tax asset of $165 million and $207 million, respectively.

See Note 8 for discussion regarding accounting for uncertain tax positions.

10.	OTHER INCOME AND DEDUCTIONS

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Other income:
Accretion of adjustment (discount) of regulatory assets resulting from purchase accounting (Note 25)	$39	$44	$10	$—
Amortization of gain on sale of TXU Fuel (a)	—	—	—	36
Debt extinguishment gain (Note 12)	87	—	—	—
Reversal of reserves recorded in purchase accounting (b)	44	—	—	—
Fee received related to interest rate swap/commodity hedge derivative agreement (c) (Note 18)	6	—	—	—
Insurance recoveries (d)	—	21	—	—
Net gain on sale of other properties and investments	4	4	1	4
Reduction of insurance reserves related to discontinued operations	—	—	1	7
Penalty received for nonperformance under a coal transportation agreement	—	—	—	6
Mineral rights royalty income	6	4	1	8
Other	18	7	1	8

Total other income	$204	$80	$14	$69

Other deductions:
Impairment of trade name intangible asset (Note 3)	$—	$481	$—	$—
Impairment of emission allowances intangible assets (Note 3)	—	501	—	—
Charge for impairment of natural gas-fueled generation facilities (Note 5)	—	229	—	—
Impairment of land (e)	34	—	—	—
Charge related to Lehman bankruptcy (f)	—	26	—	—
Write-off of regulatory assets (Note 25)	25	—	—	—
Professional fees incurred related to the Merger (g)	—	14	51	39
Net charges related to cancelled development of generation facilities (Note 4)	6	12	2	755
Severance charges	7	—	—	—
Charge related to termination of rail car lease (h)	—	—	—	10
Other asset writeoffs (i)	5	2	—	34
Credit related to impaired leases (j)	—	—	—	(48)
Costs related to 2006 cities rate settlement (Note 7)	2	13	6	20
Litigation/regulatory settlements	3	10	—	5
Expenses related to cancelled joint venture at Oncor	—	—	—	12
Other	15	13	2	14

Total other deductions	$97	$1,301	$61	$841

(a)

As part of the 2004 sale of the assets of TXU Fuel, TCEH entered into a transportation agreement with the new owner, intended to be market-price based, to transport natural gas to TCEH’s generation plants. Because of the continuing involvement in the business through the transportation agreement, the pretax gain of $375 million related to the sale was deferred and being recognized over the eight-year life of the transportation agreement, and the business was not accounted for as a discontinued operation. The remaining $218 million deferred gain was eliminated as part of purchase accounting related to the Merger. Reported in Corporate and Other activities.

(b)	Includes $23 million for reversal of a use tax accrual, related to periods prior to the Merger, due to a state ruling in 2009 (reported in Competitive Electric segment) and $21 million for reversal of excess exit liabilities recorded in connection with the termination of outsourcing arrangements (see Notes 2 and 20) (reported in Competitive Electric ($11 million) and Regulated Delivery segments ($10 million)).
(c)	Reported in Competitive Electric segment.
(d)	Represents insurance recovery for damage to mining equipment. Reported in Competitive Electric segment.
(e)	Impairment of land expected to be sold in the next 12 months. Reported in Competitive Electric segment.
(f)	Represents reserve established against amounts due (excluding termination related costs) from subsidiaries of Lehman Brothers Holdings Inc. (Lehman) arising from commodity hedging and trading activities. There are no open positions with these subsidiaries. Reported in Competitive Electric segment.
(g)	Includes post-Merger consulting expenses related to optimizing business performance. Reported in Corporate and Other activities.
(h)	Represents costs associated with termination and refinancing of a rail car lease. Reported in Competitive Electric segment.
(i)	Predecessor period includes $30 million of previously deferred costs, consisting primarily of professional fees for tax, legal and other advisory services, in connection with certain previously anticipated strategic transactions (including expected financings) that were no longer expected to be consummated as a result of the Merger. Reported in Corporate and Other activities.
(j)	In 2004, we recorded a charge of $157 million for leases of certain natural gas-fueled combustion turbines, net of estimated sublease revenues, that were no longer operated for our own benefit. In the third quarter of 2007, a $48 million reduction in the related liability was recorded to reflect new subleases entered into in October 2007 (reported in the Competitive Electric segment results). The remaining $59 million liability was eliminated as part of purchase accounting as we intend to operate these assets for our own benefit.

11.	TRADE ACCOUNTS RECEIVABLE AND SALE OF RECEIVABLES PROGRAM

TXU Energy participates in an accounts receivable securitization program, the activity under which is accounted for as a sale of accounts receivable in accordance with transfers and servicing accounting standards (see Note 1 for discussion of a new accounting standard effective in the first quarter of 2010). Under the program, TXU Energy (originator) sells trade accounts receivable to TXU Receivables Company, which is a special purpose entity created for the purpose of purchasing receivables from the originator and is a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp. TXU Receivables Company sells undivided interests in the purchased accounts receivable for cash to special purpose entities established by financial institutions (the funding entities). As discussed below, Oncor also participated in the program prior to the Merger.

The maximum amount currently available under the accounts receivable securitization program is $700 million, and program funding totaled $383 million at December 31, 2009. Under the terms of the program, available funding was reduced by the total of $83 million of customer deposits held by the originator at December 31, 2009 because TCEH’s credit ratings were lower than Ba3/BB-.

All new trade receivables under the program generated by the originator are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflect seasonal variations in the level of accounts receivable, changes in collection trends and other factors such as changes in sales prices and volumes. TXU Receivables Company has issued subordinated notes payable to the originator for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to the originator that was funded by the sale of the undivided interests. The balance of the subordinated notes payable, which is eliminated in consolidation, totaled $463 million and $268 million at December 31, 2009 and 2008, respectively.

The discount from face amount on the purchase of receivables from the originator principally funds program fees paid to the funding entities. The program fees, which are also referred to as losses on sale of the receivables under transfers and servicing accounting standards, consist primarily of interest costs on the underlying financing. The discount also funds a servicing fee paid by TXU Receivables Company to EFH Corporate Services Company (Service Co.), a direct wholly-owned subsidiary of EFH Corp., which provides recordkeeping services and is the collection agent for the program.

Program fee amounts, which are reported in SG&A expenses, were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Program fees	$12	$25	$9	$32
Program fees as a percentage of average funding (annualized)	2.4%	5.2%	9.5%	6.4%

The trade accounts receivable balance reported in the December 31, 2009 consolidated balance sheet includes $846 million face amount of retail trade accounts receivable sold net of proceeds from the sale of undivided interests in those receivables totaling $383 million. Funding under the program decreased $33 million in 2009, increased $53 million in 2008 and decreased $264 million in 2007. Funding increases or decreases under the program are reflected as operating cash flow activity in the statement of cash flows. The carrying amount of the retained interests in the accounts receivable balance approximated fair value due to the short-term nature of the collection period.

In connection with the Merger, the accounts receivable securitization program was amended. Concurrently with the amendment, the financial institutions required that Oncor repurchase all of the receivables it had previously sold to TXU Receivables Company, which totaled $254 million. Oncor funded such repurchases through borrowings under its credit facility of $113 million, and a related subordinated note receivable from TXU Receivables Company in the amount of $141 million was canceled. Amounts related to Oncor’s trade accounts receivable for the period from January 1, 2007 through October 10, 2007 totaled $6 million in program fees and $27 million in operating cash flows provided, exclusive of the $113 million used by Oncor to repurchase its receivables at the time of the Merger.

Activities of TXU Receivables Company were as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Cash collections on accounts receivable	$6,125	$6,393	$1,538	$6,251
Face amount of new receivables purchased	(6,287)	(6,418)	(1,194)	(6,628)
Discount from face amount of purchased receivables	14	29	9	35
Program fees paid to funding entities	(12)	(25)	(9)	(32)
Servicing fees paid to Service Co. for recordkeeping and collection services	(2)	(4)	(1)	(3)
Increase (decrease) in subordinated notes payable	195	(28)	(120)	305
Oncor’s repurchase of receivables previously sold	—	—	113	—

Operating cash flows used by (provided to) originators under the program	$33	$(53)	$336	$(72)

The program, which expires in October 2013, may be terminated upon the occurrence of a number of specified events, including if the delinquency ratio (delinquent for 31 days) for the sold receivables, the default ratio (delinquent for 91 days or deemed uncollectible), the dilution ratio (reductions for discounts, disputes and other allowances) or the days collection outstanding ratio exceed stated thresholds, and the funding entities do not waive such event of termination. The thresholds apply to the entire portfolio of sold receivables. In addition, the program may be terminated if TXU Receivables Company or the EFH Corp. subsidiary acting as collection agent defaults in any payment with respect to debt in excess of $50,000 in the aggregate for such entities, or if TCEH, any affiliate of TCEH acting as collection agent other than the EFH Corp. subsidiary, any parent guarantor of the originator or the originator shall default in any payment with respect to debt (other than hedging obligations) in excess of $200 million in the aggregate for such entities. As of December 31, 2009, there were no such events of termination.

Upon termination of the program, liquidity would be reduced as collections of sold receivables would be used by TXU Receivables Company to repurchase the undivided interests from the funding entities instead of purchasing new receivables. The level of cash flows would normalize in approximately 16 to 30 days.

The subordinated notes issued by TXU Receivables Company are subordinated to the undivided interests of the funding entities in the purchased receivables.

Trade Accounts Receivable

	Successor
	December 31,
	2009	2008
Gross wholesale and retail trade accounts receivable	$1,726	$1,705
Undivided interests in retail accounts receivable sold by TXU Receivables Company	(383)	(416)
Allowance for uncollectible accounts	(83)	(70)

Trade accounts receivable—reported in balance sheet	$1,260	$1,219

Gross trade accounts receivable at December 31, 2009 and 2008 included unbilled revenues of $546 million and $505 million, respectively.

Allowance for Uncollectible Accounts Receivable

Predecessor:
Allowance for uncollectible accounts receivable as of December 31, 2006	$13
Increase for bad debt expense	46
Decrease for account write-offs	(54)
Changes related to receivables sold	26

Allowance for uncollectible accounts receivable as of October 10, 2007	31

Successor:
Allowance for uncollectible accounts receivable as of October 11, 2007	31
Increase for bad debt expense	13
Decrease for account write-offs	(12)

Allowance for uncollectible accounts receivable as of December 31, 2007	32
Increase for bad debt expense	81
Decrease for account write-offs	(69)
Charge related to Lehman bankruptcy	26

Allowance for uncollectible accounts receivable as of December 31, 2008	70
Increase for bad debt expense	113
Decrease for account write-offs	(99)
Other	(1)

Allowance for uncollectible accounts receivable as of December 31, 2009	$83

12.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings

At December 31, 2009, we had outstanding short-term borrowings of $1.569 billion at a weighted average interest rate of 2.50%, excluding certain customary fees, at the end of the period. Short-term borrowings under credit facilities totaled $953 million for TCEH and $616 million for Oncor.

At December 31, 2008, we had outstanding short-term borrowings of $1.237 billion at a weighted average interest rate of 3.41%, excluding certain customary fees, at the end of the period. Short-term borrowings under credit facilities totaled $900 million for TCEH and $337 million for Oncor.

Credit Facilities

Our credit facilities with cash borrowing and/or letter of credit availability at December 31, 2009 are presented below. The facilities are all senior secured facilities of the authorized borrower.

		At December 31, 2009
Authorized Borrowers and Facility	Maturity Date	Facility Limit	Letters of Credit	Cash Borrowings	Availability
TCEH Revolving Credit Facility (a)	October 2013	$2,700	$—	$953	$1,721
TCEH Letter of Credit Facility (b)	October 2014	1,250	—	1,250	—

Subtotal TCEH (c)		$3,950	$—	$2,203	$1,721

TCEH Commodity Collateral Posting Facility (d)	December 2012	Unlimited	$—	$—	Unlimited
Oncor Revolving Credit Facility (e)	October 2013	$2,000	$—	$616	$1,262

(a)	Facility used for letters of credit and borrowings for general corporate purposes. Borrowings are classified as short-term borrowings. Availability amount includes $141 million of commitments from Lehman that are only available from the fronting banks and the swingline lender and excludes $26 million of requested cash draws that have not been funded by Lehman. All outstanding borrowings under this facility at December 31, 2009 bear interest at LIBOR plus 3.5%, and a commitment fee is payable quarterly in arrears at a rate per annum equal to 0.50% of the average daily unused portion of the facility.
(b)	Facility used for issuing letters of credit for general corporate purposes, including, but not limited to, providing collateral support under hedging arrangements and other commodity transactions that are not eligible for funding under the TCEH Commodity Collateral Posting Facility. The borrowings under this facility were drawn at the inception of the facility, are classified as long-term debt, and except for $115 million related to a letter of credit drawn in June 2009, have been retained as restricted cash. Letters of credit totaling $736 million issued as of December 31, 2009 are supported by the restricted cash, and the remaining letter of credit availability totals $399 million.
(c)	Pursuant to PUCT rules, TCEH is required to maintain available capacity under its credit facilities to assure adequate credit worthiness of TCEH’s REP subsidiaries, including the ability to return retail customer deposits, if necessary. As a result, at December 31, 2009, the total availability under the TCEH credit facilities should be further reduced by $228 million.
(d)	Revolving facility used to fund cash collateral posting requirements for specified volumes of natural gas hedges totaling approximately 600 million MMBtu as of December 31, 2009. As of December 31, 2009, there were no borrowings under this facility. See “TCEH Senior Secured Facilities” below for additional information.
(e)	Facility used by Oncor for its general corporate purposes. Borrowings are classified as short-term borrowings. Availability amount excludes $122 million of commitments from Lehman. All outstanding borrowings under this facility at December 31, 2009 bear interest at LIBOR plus 0.350%, and a facility fee is payable (currently at a rate per annum equal to 0.125%) on the commitments under the facility. The interest rate and facility fee rate per annum declined in June 2009 from LIBOR plus 0.425% and 0.150%, respectively, due to a two notch upgrade in Oncor’s credit ratings by Moody’s.

Long-Term Debt

At December 31, 2009 and 2008, the long-term debt consisted of the following:

	December 31, 2009	December 31, 2008
TCEH
Pollution Control Revenue Bonds:
Brazos River Authority:
5.400% Fixed Series 1994A due May 1, 2029	$39	$39
7.700% Fixed Series 1999A due April 1, 2033	111	111
6.750% Fixed Series 1999B due September 1, 2034, remarketing date April 1, 2013 (a)	16	16
7.700% Fixed Series 1999C due March 1, 2032	50	50
8.250% Fixed Series 2001A due October 1, 2030	71	71
5.750% Fixed Series 2001C due May 1, 2036, remarketing date November 1, 2011 (a)	217	217
8.250% Fixed Series 2001D-1 due May 1, 2033	171	171
0.264% Floating Series 2001D-2 due May 1, 2033 (b)	97	97
0.317% Floating Taxable Series 2001I due December 1, 2036 (c)	62	62
0.264% Floating Series 2002A due May 1, 2037 (b)	45	45
6.750% Fixed Series 2003A due April 1, 2038, remarketing date April 1, 2013 (a)	44	44
6.300% Fixed Series 2003B due July 1, 2032	39	39
6.750% Fixed Series 2003C due October 1, 2038	52	52
5.400% Fixed Series 2003D due October 1, 2029, remarketing date October 1, 2014 (a)	31	31
5.000% Fixed Series 2006 due March 1, 2041	100	100

Sabine River Authority of Texas:
6.450% Fixed Series 2000A due June 1, 2021	51	51
5.500% Fixed Series 2001A due May 1, 2022, remarketing date November 1, 2011 (a)	91	91
5.750% Fixed Series 2001B due May 1, 2030, remarketing date November 1, 2011 (a)	107	107
5.200% Fixed Series 2001C due May 1, 2028	70	70
5.800% Fixed Series 2003A due July 1, 2022	12	12
6.150% Fixed Series 2003B due August 1, 2022	45	45

Trinity River Authority of Texas:
6.250% Fixed Series 2000A due May 1, 2028	14	14

Unamortized fair value discount related to pollution control revenue bonds (d)	(147)	(161)

Senior Secured Facilities:
3.743% TCEH Initial Term Loan Facility maturing October 10, 2014 (e)(f)	16,079	16,244
3.735% TCEH Delayed Draw Term Loan Facility maturing October 10, 2014 (e)(f)	4,075	3,562
3.731% TCEH Letter of Credit Facility maturing October 10, 2014 (f)	1,250	1,250
0.215% TCEH Commodity Collateral Posting Facility maturing December 31, 2012 (g)	—	—

	December 31, 2009	December 31, 2008
Other:
10.25% Fixed Senior Notes due November 1, 2015 (h)	2,944	3,000
10.25% Fixed Senior Notes Series B due November 1, 2015 (h)	1,913	2,000
10.50 / 11.25% Senior Toggle Notes due November 1, 2016	1,952	1,750
7.000% Fixed Senior Notes due March 15, 2013	5	5
7.100% Promissory Note due January 5, 2009	—	65
7.460% Fixed Secured Facility Bonds with amortizing payments through January 2015	55	67
Capital lease obligations	153	159
Unamortized fair value discount (d)	(4)	(6)

Total TCEH	$29,810	$29,470

EFC Holdings
9.580% Fixed Notes due in semiannual installments through December 4, 2019	$51	$55
8.254% Fixed Notes due in quarterly installments through December 31, 2021	50	53
1.081% Floating Rate Junior Subordinated Debentures, Series D due January 30, 2037 (f)	1	1
8.175% Fixed Junior Subordinated Debentures, Series E due January 30, 2037	8	8
Unamortized fair value discount (d)	(11)	(12)

Total EFC Holdings	99	105

EFH Corp. (parent entity)
10.875% Fixed Senior Notes due November 1, 2017	1,831	2,000
11.25 / 12.00% Senior Toggle Notes due November 1, 2017	2,797	2,500
9.75% Fixed Senior Secured Notes due October 15, 2019	115	—
4.800% Fixed Senior Notes Series O due November 15, 2009	—	3
5.550% Fixed Senior Notes Series P due November 15, 2014 (i)	983	1,000
6.500% Fixed Senior Notes Series Q due November 15, 2024 (i)	740	750
6.550% Fixed Senior Notes Series R due November 15, 2034 (i)	744	750
8.820% Building Financing due semiannually through February 11, 2022 (j)	75	80
Unamortized fair value premium related to Building Financing (d)	17	22
Unamortized fair value discount (d)	(599)	(661)

Total EFH Corp.	6,703	6,444

Intermediate Holding
9.75% Fixed Senior Secured Notes due October 15, 2019	141	—

Oncor (k)
6.375% Fixed Senior Notes due May 1, 2012	700	700
5.950% Fixed Senior Notes due September 1, 2013	650	650
6.375% Fixed Senior Notes due January 15, 2015	500	500
6.800% Fixed Senior Notes due September 1, 2018	550	550
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
Unamortized discount	(15)	(16)

Total Oncor	4,335	4,334

	December 31, 2009	December 31, 2008
Oncor Electric Delivery Transition Bond Company LLC (l)
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	13	54
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	130	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
3.520% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2009	—	39
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	197	221
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290

Total Oncor Electric Delivery Transition Bond Company LLC	775	879
Unamortized fair value discount related to transition bonds (d)	(6)	(9)

Total Oncor consolidated	5,104	5,204

Total EFH Corp. consolidated	41,857	41,223
Less amount due currently (m)	(417)	(385)

Total long-term debt	$41,440	$40,838

(a)	These series are in the multiannual interest rate mode and are subject to mandatory tender prior to maturity on the mandatory remarketing date. On such date, the interest rate and interest rate period will be reset for the bonds.
(b)	Interest rates in effect at December 31, 2009. These series are in a daily interest rate mode and are classified as long-term as they are supported by long-term irrevocable letters of credit.
(c)	Interest rate in effect at December 31, 2009. This series is in a weekly interest rate mode and is classified as long-term as it is supported by long-term irrevocable letters of credit.
(d)	Amount represents unamortized fair value adjustments recorded under purchase accounting.
(e)	Interest rate swapped to fixed on $16.30 billion principal amount.
(f)	Interest rates in effect at December 31, 2009.
(g)	Interest rate in effect at December 31, 2009, excluding a quarterly maintenance fee of approximately $11 million. See “Credit Facilities” above for more information.
(h)	2009 amounts exclude $56 million and $87 million of the original and Series B notes, respectively, that are held by EFH Corp. and Intermediate Holding and eliminated in consolidation. See discussion of debt exchanges below.
(i)	2009 amounts exclude $9 million, $6 million and $3 million of the Series P, Series Q and Series R notes, respectively, that are held by Intermediate Holding and eliminated in consolidation. See discussion of debt exchanges below.
(j)	This financing is secured and will be serviced with $115 million in restricted cash drawn in June 2009 by the beneficiary of a letter of credit. The issuer elected not to extend the expiration date of the letter of credit, and TCEH elected to allow the drawing in lieu of reissuing the letter of credit under the TCEH Revolving Credit Facility. The remaining $104 million of the prepayment (net of $11 million of debt service payments) is included in other current assets and other noncurrent assets on the balance sheet.
(k)	Secured with first priority lien as discussed under “Oncor Secured Revolving Credit Facility” below.
(l)	These bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(m)	Includes zero and $3 million at December 31, 2009 and 2008, respectively, representing debt of the EFH Corp. parent entity.

EFH Corp. 10% Senior Secured Notes Issued in 2010—In January 2010, EFH Corp. issued $500 million aggregate principal amount of 10.00% Senior Secured Notes due 2020 (the EFH Corp. 10% Notes). The notes will mature on January 15, 2020, and interest is payable in cash in arrears on January 15 and July 15 of each year at a fixed rate of 10.00% per annum with the first interest payment due on July 15, 2010. Other than interest rate and maturity date, the notes have the same guarantees and collateral and substantially the same other terms and conditions as the EFH Corp. 9.75% Notes.

Before January 15, 2013, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of its EFH Corp. 10% Notes from time to time at a redemption price of 110.000% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any. EFH Corp. may redeem the notes at any time prior to January 15, 2015 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture. EFH Corp. may also redeem the notes, in whole or in part, at any time on or after January 15, 2015, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control (as described in the indenture), EFH Corp. may be required to offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The EFH Corp. 10% Notes were issued in a private placement and have not been registered under the Securities Act. EFH Corp. has agreed to use its commercially reasonable efforts to register with the SEC notes having substantially identical terms as the EFH Corp. 10% Notes (except for provisions relating to the transfer restrictions and payment of additional interest) as part of an offer to exchange freely tradable exchange notes for the EFH Corp. 10% Notes. EFH Corp. has agreed to use commercially reasonable efforts to cause the exchange offer to be completed or, if required under special circumstances, to have one or more shelf registration statements declared effective, within 360 days after the issue date of the notes. If this obligation is not satisfied (a Registration Default), the annual interest rate on the notes will increase by 25 basis points for the first 90-day period during which a Registration Default continues, and thereafter the annual interest rate on the notes will increase by 50 basis points for the remaining period during which the Registration Default continues. If the Registration Default is cured, the interest rate on the notes will revert to the original level.

Debt-Related Activity in 2009—Repayments of long-term debt in 2009 totaling $396 million represented principal payments at scheduled maturity dates as well as other repayments totaling $50 million, principally related to capitalized leases. Payments at scheduled amortization or maturity dates included $165 million repaid under the TCEH Initial Term Loan Facility, $104 million of Oncor transition bond principal payments, $65 million repaid under a TCEH promissory note, $9 million repaid under the TCEH Delayed Draw Term Loan Facility and $3 million of EFH Corp. senior notes.

Increases in long-term debt during 2009 totaling $522 million consisted of increased borrowings under the TCEH Delayed Draw Term Loan Facility, which was fully drawn as of July 2009, to fund expenditures related to construction of new generation facilities and environmental upgrades of existing lignite/coal-fueled generation facilities. In addition, long-term debt increased as a result of EFH Corp. increasing, through the payment-in-kind (PIK) election, the principal amount of its 11.25%/12.00% Senior Toggle Notes due November 2017 (EFH Corp. Toggle Notes) by $309 million and TCEH increasing, through the PIK election, the principal amount of its 10.50%/11.25% Senior Toggle Notes due November 2016 (TCEH Toggle Notes) by $202 million, in each case, in lieu of making cash interest payments.

Debt Exchanges—In October 2009, EFH Corp., Intermediate Holding and EFIH Finance, a wholly-owned subsidiary of Intermediate Holding, commenced offers to exchange up to approximately $4.9 billion principal amount of EFH Corp. 10.875% Senior Notes due November 2017 (EFH Corp. 10.875% Notes) and EFH Corp. Toggle Notes (collectively with the EFH Corp. 10.875% Notes, the EFH Corp. Senior Notes), EFH Corp. Series P, Q and R Notes and TCEH 10.25% Notes due November 2015 (the TCEH 10.25% Notes and collectively, with the EFH Corp. 10.875% Notes, Toggle Notes and Series P, Q and R Notes, the Old Notes) for up to $3.0 billion of new senior secured notes, with up to $1.35 billion to be issued by EFH Corp. and up to $1.65 billion to be issued by Intermediate Holding and EFIH Finance (the EFIH Co-Issuers). The purpose of the debt exchanges was to reduce the outstanding principal amount and extend the weighted average maturity of our long-term debt.

The debt exchange transactions, which closed in November 2009, resulted in the tendering of $357 million principal amount of Old Notes in exchange for $115 million principal amount of 9.75% Senior Secured Notes issued by EFH Corp. (the EFH Corp. 9.75% Notes) and $141 million principal amount of 9.75% Senior Secured Notes issued by Intermediate Holding and EFIH Finance (the EFIH Notes). The EFH Corp. 9.75% Notes and EFIH Notes will mature in October 2019, with interest payable in cash semi-annually in arrears on April 15 and October 15.

The EFH Corp. 9.75% Notes are fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding. The guarantee from Intermediate Holding is secured by the pledge of all membership interests and other investments Intermediate Holding owns or holds in Oncor Holdings or any of Oncor Holdings’ subsidiaries (the Collateral). The guarantee from EFC Holdings is not secured. The EFIH Notes are secured by the Collateral on a parity lien basis with the EFH Corp. 9.75% Notes.

The EFH Corp. 9.75% Notes and EFIH Notes are senior obligations of each issuer and rank equally in right of payment with all senior indebtedness of each issuer and are senior in right of payment to any future subordinated indebtedness of each issuer. The EFH Corp. 9.75% Notes are effectively subordinated to any indebtedness of EFH Corp. secured by assets of EFH Corp. to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other liabilities of EFH Corp.’s non-guarantor subsidiaries. The EFIH Notes are effectively senior to all unsecured indebtedness of the EFIH Co-Issuers, to the extent of the value of the Collateral, and will be effectively subordinated to any indebtedness of the EFIH Co-Issuers secured by assets of the EFIH Co-Issuers other than the Collateral, to the extent of the value of the assets securing such indebtedness. Furthermore, the EFIH Notes will be structurally subordinated to all indebtedness and other liabilities of Intermediate Holding’s subsidiaries (other than EFIH Finance), including Oncor Holdings and its subsidiaries.

The guarantees of the EFH Corp. 9.75% Notes are the general senior obligations of each guarantor and rank equally in right of payment with all existing and future senior indebtedness of each guarantor. The guarantee from Intermediate Holding is effectively senior to all unsecured indebtedness of Intermediate Holding to the extent of the value of the Collateral. The guarantee will be effectively subordinated to all secured indebtedness of each guarantor secured by assets other than the Collateral to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to any existing and future indebtedness and liabilities of EFH Corp.’s subsidiaries that are not guarantors.

The EFH Corp. 9.75% Notes and EFIH Notes and indentures governing such notes restrict the issuers and their restricted subsidiaries’ ability to, among other things, make restricted payments, incur debt and issue preferred stock, incur liens, permit dividend and other payment restrictions on restricted subsidiaries, merge, consolidate or sell assets and engage in transactions with affiliates. These covenants are subject to a number of limitations and exceptions. The notes and indentures also contain customary events of default, including, among others, failure to pay principal or interest on the notes when due. If certain events of default occur and are continuing under a series of notes and the related indenture, the trustee or the holders of at least 30% in principal amount outstanding of the notes of such series may declare the principal amount of the notes of such series to be due and payable immediately.

There currently are no restricted subsidiaries under the indenture related to the EFIH Notes (other than EFIH Finance, which has no assets). Oncor Holdings, the immediate parent of Oncor, and its subsidiaries are unrestricted subsidiaries under the EFIH indenture and, accordingly, will not be subject to any of the restrictive covenants in the indenture.

The respective issuers may redeem the EFH Corp. 9.75% Notes and EFIH Notes, in whole or in part, at any time on or after October 15, 2014, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before October 15, 2012, the respective issuers may redeem up to 35% of the aggregate principal amount of each series of the notes from time to time at a redemption price of 109.750% of the aggregate principal amount of such series of notes, plus accrued and unpaid interest, if any, with the net cash proceeds of certain equity offerings. The respective issuers may also redeem each series of the notes at any time prior to October 15, 2014 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture. Upon the occurrence of a change of control (as described in the indenture), the respective issuers may be required to offer to repurchase each series of the notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

Debt-Related Activity in 2008—Repayments of long-term debt in 2008 totaling $1.167 billion represented principal payments at scheduled maturity dates as well as the remarketing of $242 million principal amount of pollution control revenue bonds discussed below, repayment of $413 million of borrowings under the TCEH Commodity Collateral Posting Facility, which fully repaid borrowings under the facility, and other repayments totaling $48 million, principally related to leases. Payments at scheduled maturity dates included $200 million of EFH Corp. senior notes, $165 million repaid under the TCEH Initial Term Loan Facility, and $99 million of Oncor transition bond principal payments.

Increases in long-term debt during 2008 totaling $3.185 billion consisted of issuances of senior secured notes issued by Oncor with an aggregate principal amount of $1.500 billion (see discussion below under “Oncor Senior Secured Notes”), borrowings under the TCEH Delayed Draw Term Loan Facility of $1.412 billion to fund expenditures related to the development of new generation facilities and the environmental retrofit program for existing lignite/coal-fueled generation facilities, the remarketing of $242 million principal amount of pollution control revenue bonds discussed immediately below and $31 million of additional borrowings under the TCEH Commodity Collateral Posting Facility.

In June 2008, TCEH remarketed the Brazos River Authority Pollution Control Revenue Bonds Series 2001A due in October 2030 and Series 2001D-1 due in May 2033 with aggregate principal amounts of $71 million and $171 million, respectively. The bonds were previously in a floating rate mode that reset weekly and were backed by two letters of credit in an aggregate amount of $247 million. As a result of the remarketing, the bonds were fixed to maturity at an interest rate of 8.25%, and the two letters of credit were cancelled. The bonds are redeemable at par beginning July 1, 2018 and are redeemable with a make-whole premium prior to July 1, 2018. These bonds were remarketed with a covenant package similar to the notes discussed below under “TCEH Senior Notes.”

Maturities—Long-term debt maturities as of December 31, 2009 are as follows (includes Oncor’s transition bond semi-annual payments):

Year
2010	$340
2011	764
2012	1,056
2013	1,071
2014	21,746
Thereafter (a)	17,492
Unamortized fair value premium	17
Unamortized fair value discount (b)	(767)
Unamortized discount	(15)
Capital lease obligations	153

Total	$41,857

(a)	Long-term debt maturities for EFH Corp. (parent entity) total $7.328 billion, including $18 million held by Intermediate Holding that is not included above.
(b)	Unamortized fair value discount for EFH Corp. (parent entity) totals $(599) million.

TCEH Senior Secured Facilities—Borrowings under the TCEH Initial Term Loan Facility, the TCEH Delayed Draw Term Loan Facility, the TCEH Revolving Credit Facility and the TCEH Letter of Credit Facility, which totaled $22.357 billion at December 31, 2009, bear interest at per annum rates equal to, at TCEH’s option, (i) adjusted LIBOR plus 3.50% or (ii) a base rate (the higher of (1) the prime rate as announced from time to time by the administrative agent of the facilities and (2) the federal funds effective rate plus 0.50%) plus 2.50%. There is a margin adjustment mechanism in relation to term loans, revolving loans and letter of credit fees under which the applicable margins may be reduced based on the achievement of certain leverage ratio levels; there was no such reduction based upon December 31, 2009 levels. The applicable rate on borrowings under the facilities as of December 31, 2009 is provided in the long-term debt table and in the discussion of short-term borrowings above and reflects LIBOR-based borrowings.

In August 2009, the TCEH Senior Secured Facilities were amended to reduce the existing first lien capacity under the TCEH Senior Secured Facilities by $1.25 billion in exchange for the ability for TCEH to issue up to an additional $4 billion of secured notes or loans ranking junior to TCEH’s first lien obligations, provided that:

•	such notes or loans mature later than the latest maturity date of any of the initial term loans under the TCEH Senior Secured Facilities, and

•

any net cash proceeds from any such issuances are used (i) in exchange for, or to refinance, repay, retire, refund or replace indebtedness of TCEH or (ii) to acquire, directly or indirectly, all or substantially all of the property and assets or business of another person or to finance the purchase price, cost of design, acquisition, construction, repair, restoration, replacement, expansion, installation or improvement of certain fixed or capital assets.

In addition, the amended facilities permit TCEH to, among other things:

•

issue new secured notes or loans, which may include, in each case, indebtedness secured on a pari passu basis with the obligations under the TCEH Senior Secured Facilities, so long as, in each case, among other things, the net cash proceeds from any such issuance are used to prepay certain loans under the TCEH Senior Secured Facilities at par;

•

agree with individual lenders to extend the maturity of their term loans or extend or refinance their revolving credit commitments under the TCEH Senior Secured Facilities, and pay increased interest rates or otherwise modify the terms of their loans or revolving commitments in connection with such an extension, and

•

exclude from the financial maintenance covenant under the TCEH Senior Secured Facilities any new debt issued that ranks junior to TCEH’s first lien obligations under the TCEH Senior Secured Facilities.

Under the terms of the TCEH Senior Secured Facilities, the commitments of the lenders to make loans to TCEH are several and not joint. Accordingly, if any lender fails to make loans to TCEH, TCEH’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the TCEH Senior Secured Facilities.

The TCEH Senior Secured Facilities are unconditionally guaranteed jointly and severally on a senior secured basis by EFC Holdings, and subject to certain exceptions, each existing and future direct or indirect wholly-owned US restricted subsidiary of TCEH. The TCEH Senior Secured Facilities, including the guarantees thereof, certain commodity hedging transactions and the interest rate swaps described under “TCEH Interest Rate Swap Transactions” below are secured by (a) substantially all of the current and future assets of TCEH and TCEH’s subsidiaries who are guarantors of such facilities and (b) pledges of the capital stock of TCEH and certain current and future direct or indirect subsidiaries of TCEH.

The TCEH Initial Term Loan Facility is required to be repaid in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of such facility (approximately $41 million quarterly), with the balance payable in October 2014. The TCEH Delayed Draw Term Loan Facility is required to be repaid in equal quarterly installments beginning in December 2009 in an aggregate annual amount equal to 1% of the actual principal outstanding under such facility as of such date, with the balance payable in October 2014. Amounts borrowed under the TCEH Revolving Facility may be reborrowed from time to time until October 2013. The TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility will mature in October 2014 and December 2012, respectively.

The TCEH Senior Secured Facilities contain customary negative covenants, restricting, subject to certain exceptions, TCEH and TCEH’s restricted subsidiaries from, among other things:

•	incurring additional debt;

•	incurring additional liens;

•	entering into mergers and consolidations;

•	selling or otherwise disposing of assets;

•	making dividends, redemptions or other distributions in respect of capital stock;

•	making acquisitions, investments, loans and advances, and

•	paying or modifying certain subordinated and other material debt.

In addition, the TCEH Senior Secured Facilities contain a maintenance covenant that prohibits TCEH and its restricted subsidiaries from exceeding a maximum consolidated secured leverage ratio and to observe certain customary reporting requirements and other affirmative covenants.

The TCEH Senior Secured Facilities contain certain customary events of default for senior leveraged acquisition financings, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments.

TCEH Senior Notes—The indebtedness under TCEH’s and TCEH Finance’s 10.25% Senior Notes due November 1, 2015 and 10.25% Senior Notes due November 1, 2015 (Series B) (collectively, TCEH 10.25% Notes) bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.25% per annum payable in cash. The indebtedness under the TCEH Toggle Notes bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.50% per annum for cash interest and at a fixed rate of 11.25% per annum for PIK interest. For any interest periods until November 2012, the issuers may elect to pay interest on the notes (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new TCEH Toggle Notes (PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. TCEH made the PIK election for both interest payments in 2009, increasing the principal amount. Once TCEH makes a PIK election, the election is valid for each succeeding interest payment period until TCEH revokes the election.

The TCEH 10.25% and Toggle Notes (collectively, the TCEH Senior Notes) are fully and unconditionally guaranteed on a joint and several basis by TCEH’s direct parent, EFC Holdings (which owns 100% of TCEH and its subsidiary guarantors), and by each subsidiary that guarantees the TCEH Senior Secured Facilities.

Before November 1, 2010, the issuers may redeem with the cash proceeds of certain equity offerings up to 35% of the aggregate principal amount of the TCEH 10.25% and Toggle Notes from time to time at a redemption price of 110.250% and 110.500%, respectively, of their respective aggregate principal amount plus accrued and unpaid interest, if any. The issuers may also redeem the TCEH Senior Notes at any time prior to November 1, 2011 and 2012, respectively, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture. The issuers may redeem the TCEH Senior Notes, in whole or in part, at any time on or after November 1, 2011 and 2012, respectively, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control of EFC Holdings or TCEH, the issuers may be required to offer to repurchase the TCEH Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The indenture for the TCEH Senior Notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, the Co-Issuers’ and their restricted subsidiaries’ ability to:

•	make restricted payments;

•	incur debt and issue preferred stock;

•	create liens;

•	enter into mergers or consolidations;

•	sell or otherwise dispose of certain assets;

•	permit dividend and other payment restrictions on restricted subsidiaries, and

•	engage in certain transactions with affiliates.

The indenture also contains customary events of default, including failure to pay principal or interest on the notes when due, among others. If certain events of default occur and are continuing under the indenture, the trustee or the holders of at least 30% in principal amount of the notes may declare the principal amount on the notes to be due and payable immediately.

EFH Corp. Senior Notes—Borrowings under EFH Corp.’s 10.875% Notes bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum payable in cash. Borrowings under EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due November 1, 2017 bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for PIK Interest. For any interest period until November 1, 2012, EFH Corp. may elect to pay interest on the notes, at EFH Corp.’s option (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new EFH Corp. Toggle Notes (PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. EFH Corp. made the PIK election for both interest payments in 2009, increasing the principal amount of the EFH Corp. Toggle Notes. Once EFH Corp. makes a PIK election, the election is valid for each succeeding interest payment period until EFH Corp. revokes the election.

The EFH Corp. Senior Notes are fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding.

Before November 1, 2010, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of its 10.875% and Toggle Notes from time to time at a redemption price of 110.875% and 111.250%, respectively, of their respective aggregate principal amounts, plus accrued and unpaid interest, if any. EFH Corp. may redeem the notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. EFH Corp. may also redeem the notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control of EFH Corp., EFH Corp. must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The indenture for the EFH Corp. Senior Notes contains a number of covenants that, among other things, restrict, subject to certain exceptions, EFH Corp.’s and its restricted subsidiaries’ ability to:

•	make restricted payments;

•	incur debt and issue preferred stock;

•	create liens;

•	enter into mergers or consolidations;

•	sell or otherwise dispose of certain assets;

•	permit dividend and other payment restrictions on restricted subsidiaries, and

•	engage in certain transactions with affiliates.

The indenture also contains customary events of default, including failure to pay principal or interest on the notes or the guarantees when due, among others. If an event of default occurs under the indenture, the trustee or the holders of at least 30% in principal amount outstanding of the notes may declare the principal amount on the notes to be due and payable immediately.

Intercreditor Agreement—In October 2007, TCEH entered into an intercreditor agreement with Citibank, N.A. and five secured commodity hedge counterparties (the Secured Commodity Hedge Counterparties). In connection with the August 2009 amendment to the TCEH Secured Facilities described above, the intercreditor agreement was amended and restated (as amended and restated, the “Intercreditor Agreement”) to take into account, among other things, the possibility that TCEH could issue notes and/or loans secured by collateral (other than the collateral that secures the TCEH Senior Secured Facilities) that ranks on parity with, or junior to, TCEH’s existing first lien obligations under the TCEH Senior Secured Facilities. The Intercreditor Agreement provides that the lien granted to the Secured Commodity Hedge Counterparties will rank pari passu with the lien granted with respect to the collateral of the secured parties under the TCEH Senior Secured Facilities. The Intercreditor Agreement also provides that the Secured Commodity Hedge Counterparties will be entitled to share, on a pro rata basis, in the proceeds of any liquidation of such collateral in connection with a foreclosure on such collateral in an amount provided in the TCEH Senior Secured Facilities. The Intercreditor Agreement also provides that the Secured Commodity Hedge Counterparties will have voting rights with respect to any amendment or waiver of any provision of the Intercreditor Agreement that changes the priority of the Secured Commodity Hedge Counterparties’ lien on such collateral relative to the priority of lien granted to the secured parties under the TCEH Senior Secured Facilities or the priority of payments to the Secured Commodity Hedge Counterparties upon a foreclosure and liquidation of such collateral relative to the priority of the lien granted to the secured parties under the TCEH Senior Secured Facilities.

TCEH Interest Rate Swap Transactions—As of December 31, 2009, TCEH has entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of $16.30 billion of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.3% and 8.3% on debt maturing from 2010 to 2014. Swaps on $1.25 billion principal amount of senior secured debt expired in 2009. Interest rate swaps on an aggregate of $15.05 billion were being accounted for as cash flow hedges related to variable interest rate cash flows until August 29, 2008, at which time these swaps were dedesignated as cash flow hedges as a result of the intent to change the variable interest rate terms of the hedged debt (from three-month LIBOR to one-month LIBOR) in connection with the planned execution of interest rate basis swaps (discussed immediately below) to further reduce the fixed borrowing costs. Based on the fair value of the positions, the cumulative unrealized mark-to-market net losses related to these interest rate swaps totaled $431 million (pre-tax) at the dedesignation date and was recorded in accumulated other comprehensive income. This balance will be reclassified into net income as interest on the hedged debt is reflected in net income. No ineffectiveness gains or losses were recorded.

As of December 31, 2009, TCEH has entered into interest rate basis swap transactions pursuant to which payments at floating interest rates of three-month LIBOR on an aggregate of $16.25 billion principal amount of senior secured term loans of TCEH were exchanged for floating interest rates of one-month LIBOR plus spreads ranging from 0.0625% to 0.353%. These transactions include swaps entered into in the year ended December 31, 2009 related to an aggregate $9.55 billion principal amount of senior secured term loans of TCEH and reflect the expiration of swaps in the year ended December 31, 2009 that related to an aggregate $6.345 billion principal amount of senior secured term loans of TCEH.

The interest rate swap counterparties are proportionately secured by the same collateral package granted to the lenders under the TCEH Senior Secured Facilities. Subsequent to the dedesignation in August 2008 discussed above, changes in the fair value of such swaps are being reported in the income statement in interest expense and related charges, and such unrealized mark-to-market value changes totaled $696 million in net gains in the year ended December 31, 2009 and $1.477 billion in net losses in the year ended December 31, 2008. The cumulative unrealized mark-to-market net liability related to the swaps totaled $1.212 billion at December 31, 2009, of which $194 million (pre-tax) was reported in accumulated other comprehensive income.

See Note 18 for discussion of collateral investments related to certain of these interest rate swaps.

Oncor Secured Revolving Credit Facility—Oncor has a $2.0 billion credit facility to be used for its working capital and general corporate purposes, including issuances of commercial paper and letters of credit (Oncor Revolving Credit Facility). Oncor may request increases in the commitments under the facility in any amount up to $500 million, subject to the satisfaction of certain conditions. Amounts borrowed under the facility, once repaid, can be reborrowed by Oncor from time to time until October 10, 2013. Under the terms of this credit facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to Oncor, Oncor’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the Oncor Revolving Credit Facility. Oncor secured this credit facility with a first priority lien on certain of its transmission and distribution assets. Oncor also secured all of its existing long-term debt securities (excluding the transition bonds) with the same lien in accordance with the terms of those securities. The lien contains customary provisions allowing Oncor to use the assets in its business, as well as to replace and/or release collateral as long as the market value of the aggregate collateral is at least 115% of the aggregate secured debt. The lien may be terminated at Oncor’s option upon the termination of Oncor’s credit facility. Borrowings under this credit facility totaled $616 million and $337 million at December 31, 2009 and 2008, respectively. The applicable rate on borrowings under this credit facility as of December 31, 2009 was 0.58% (see detail provided in the credit facilities table above).

The credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiary from, among other things:

•	incurring additional liens;

•	entering into mergers and consolidations;

•	selling certain assets, and

•	making acquisitions and investments in subsidiaries.

In addition, the credit facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants.

The credit facility contains certain customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments under the facility.

Oncor Senior Secured Notes—In September 2008, Oncor issued and sold senior secured notes with an aggregate principal amount of $1.500 billion consisting of $650 million aggregate principal amount of 5.95% senior secured notes maturing in September 2013, $550 million aggregate principal amount of 6.80% senior secured notes maturing in September 2018 and $300 million aggregate principal amount of 7.50% senior secured notes maturing in September 2038. Oncor used the net proceeds of approximately $1.487 billion from the sale of the Oncor notes to repay most of its borrowings under its credit facility as well as for general corporate purposes. The Oncor notes are secured by the first priority lien described above. If the lien is terminated, the notes will cease to be secured obligations of Oncor and will become senior unsecured general obligations of Oncor.

Interest on these notes is payable in cash semiannually in arrears on March 1 and September 1 of each year. Oncor may redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due.

13.	COMMITMENTS AND CONTINGENCIES

Contractual Commitments

At December 31, 2009, we had noncancellable commitments under energy-related contracts, leases and other agreements as follows:

	Coal purchase agreements and coal transportation agreements	Pipeline transportation and storage reservation fees	Capacity payments under power purchase agreements (a)	Nuclear Fuel Contracts	Water Rights Contracts
2010	$425	$38	$38	$158	$10
2011	404	36	—	127	9
2012	292	23	—	182	9
2013	259	—	—	119	8
2014	253	—	—	102	8
Thereafter	—	—	—	480	37

Total	$1,633	$97	$38	$1,168	$81

(a)	On the basis of current expectations of demand from electricity customers as compared with capacity and take-or-pay payments, management does not consider it likely that any material payments will become due for electricity not taken beyond capacity payments.

At December 31, 2009, future minimum lease payments under both capital leases and operating leases are as follows:

	Capital Leases	Operating Leases (a)
2010	$81	$65
2011	17	59
2012	17	56
2013	12	49
2014	7	46
Thereafter	43	286

Total future minimum lease payments	177	$561

Less amounts representing interest	24

Present value of future minimum lease payments	153
Less current portion	76

Long-term capital lease obligation	$77

(a)	Includes operating leases with initial or remaining noncancellable lease terms in excess of one year.

In February 2010, a capital lease related to a mining railroad spur was terminated, and we purchased the related spur for $63 million. At December 31, 2009, the balance of the capital lease liability was $63 million. The assets were recorded at cost as property, plant and equipment and will be depreciated over their remaining useful lives, the weighted average of which is 23 years.

Rent reported as operating costs, fuel costs and SG&A expenses totaled $92 million for both years ended December 31, 2009 and 2008, $26 million for the period October 11, 2007 through December 31, 2007 and $66 million for the Predecessor period January 1, 2007 through October 10, 2007.

Commitment to Fund Demand Side Management Initiatives

In connection with the Merger, Texas Holdings committed to spend $100 million over the five-year period ending December 31, 2012 on demand side management or other energy efficiency initiatives. This commitment is expected to be funded by EFH Corp. and/or its subsidiaries other than Oncor. This commitment is in addition to over $300 million to be invested by Oncor for similar initiatives. See Note 6 for other provisions of the stipulation, including a similar commitment made by Oncor.

Capital Expenditures

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As one of the provisions of this stipulation, Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions. See Note 6.

Guarantees

We have entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions. Material guarantees are discussed below.

Disposed TXU Gas operations—In connection with the sale of TXU Gas in October 2004, EFH Corp. agreed to indemnify Atmos Energy Corporation (Atmos), until October 1, 2014, for up to $500 million for any liability related to assets retained by TXU Gas, including certain inactive gas plant sites not acquired by Atmos, and up to $1.4 billion for contingent liabilities associated with preclosing tax and employee related matters. The maximum aggregate amount under these indemnities that we may be required to pay is $1.9 billion. To date, we have not been required to make any payments to Atmos under any of these indemnity obligations, and no such payments are currently anticipated.

Residual value guarantees in operating leases—We are the lessee under various operating leases that guarantee the residual values of the leased assets. At December 31, 2009, the aggregate maximum amount of residual values guaranteed was approximately $45 million with an estimated residual recovery of approximately $49 million. These leased assets consist primarily of mining equipment, rail cars and vehicles. The average life of the residual value guarantees under the lease portfolio is approximately four years.

See Note 12 for discussion of guarantees and security for certain of our indebtedness.

Letters of Credit

At December 31, 2009, TCEH had outstanding letters of credit under its credit facilities totaling $736 million as follows:

•	$379 million to support risk management and trading margin requirements in the normal course of business, including over-the-counter hedging transactions;

•

$208 million to support floating rate pollution control revenue bond debt with an aggregate principal amount of $204 million (the letters of credit are available to fund the payment of such debt obligations and expire in 2014);

•	$65 million for collateral funding transactions with counterparties to interest rate swap agreements related to TCEH debt (see Note 18), and

•	$84 million for miscellaneous credit support requirements.

Litigation Related to Generation Facilities

In September 2007, an administrative appeal challenging the order of the TCEQ issuing the air permit for construction and operation of the Oak Grove generation facility in Robertson County, Texas was filed in the State District Court of Travis County, Texas. Plaintiffs asked that the District Court reverse the TCEQ’s approval of the Oak Grove air permit and the TCEQ’s adoption and approval of the TCEQ Executive Director’s Response to Comments, and remand the matter back to TCEQ for further proceedings. In addition to this administrative appeal, two other petitions were filed in Travis County District Court by non-parties to the administrative hearing before the TCEQ and the State Office of Administrative Hearings (SOAH) seeking to challenge the TCEQ’s issuance of the Oak Grove air permit and asking the District Court to remand the matter to the SOAH for further proceedings. Finally, the plaintiffs in these two additional lawsuits filed a third, joint petition claiming insufficiencies in the Oak Grove application, permit, and process and seeking party status and remand to the SOAH for further proceedings. One of the plaintiffs asked the District Court to consolidate all these proceedings, and the Attorney General of Texas, on behalf of TCEQ, filed pleas to the jurisdiction seeking dismissal of all but the administrative appeal. In May 2009, the District Court dismissed the claims that contest the merits of the TCEQ’s permitting decision, but declined to dismiss the claims that contest the process by which the TCEQ handled the permit application. Oak Grove Management Company LLC (a subsidiary of TCEH) has subsequently intervened in these proceedings and has filed its own pleas to the jurisdiction asking the court to dismiss the remaining collateral attack claims. In October 2009, one of the plaintiffs ended its legal challenge to the permit. In December 2009, the Attorney General and Oak Grove Management Company LLC filed pleadings asking the court to dismiss the administrative appeal challenging the permit for want of prosecution by the plaintiffs. In January 2010, the court denied that request and set the case for a hearing on the merits on June 16, 2010. We believe the Oak Grove air permit granted by the TCEQ was issued in accordance with applicable law. There can be no assurance that the outcome of these matters will not adversely impact the Oak Grove project.

In June and September 2008, administrative appeals were filed in the State District Court of Travis County, Texas to challenge the administrative action of the TCEQ Executive Director in issuing an air permit alteration for the previously-permitted construction and operation of the Sandow 5 generation facility in Milam County, Texas, and the failure of the TCEQ to overturn that administrative action. Plaintiffs asked that the District Court reverse the issuance of the permit alteration. The Attorney General of Texas, on behalf of TCEQ, is defending the issuance of the permit alteration. Sandow Power (a subsidiary of TCEH) intervened in support of the TCEQ. The District Court issued its ruling in November 2009 upholding the TCEQ’s issuance of the permit alteration. The plaintiffs did not appeal the court’s order by the deadline for such appeal. Thus, the matter has concluded favorably for EFH Corp.

In February 2010, the Sierra Club informed Luminant that it may sue Luminant, after the expiration of a 60-day waiting period, for allegedly violating federal Clean Air Act provisions in connection with Luminant’s Big Brown generation facility. This notice is similar to the notice that Luminant received in July 2008 with respect to its Martin Lake generation facility. We cannot predict whether the Sierra Club will actually file suit or the outcome of any resulting proceedings.

In July 2008, Alcoa Inc. filed a lawsuit in the State District Court of Milam County, Texas against Luminant Generation and Luminant Mining (wholly-owned subsidiaries of TCEH), later adding EFH Corp., a number of its subsidiaries, Texas Holdings and Texas Energy Future Capital Holdings LLC as parties to the suit. The lawsuit makes various claims concerning the operation of the Sandow Unit 4 generation facility and the Three Oaks lignite mine, including claims for breach of contract, breach of fiduciary duty, fraud, tortious interference, civil conspiracy and conversion. The plaintiff requests money damages of no less than $500 million, declaratory judgment, rescission and other forms of equitable relief. An agreed scheduling order is currently in place setting trial for May 2010. While we are unable to estimate any possible loss or predict the outcome of this litigation, we believe the plaintiff’s claims made in this litigation are without merit and, accordingly, intend to vigorously defend this litigation.

Regulatory Investigations and Reviews

In June 2008, the EPA issued a request for information to TCEH under EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. Historically, as the EPA has pursued its New Source Review enforcement initiative, companies that have received a large and broad request under Section 114, such as the request received by TCEH, have in many instances subsequently received a notice of violation from the EPA, which has in some cases progressed to litigation or settlement. The company is cooperating with the EPA and is responding in good faith to the EPA’s request, but is unable to predict the outcome of this matter.

Other Proceedings

In addition to the above, we are involved in various other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect on our financial position, results of operations or cash flows.

Labor Contracts

Certain personnel engaged in TCEH and Oncor activities are represented by labor unions and covered by collective bargaining agreements with varying expiration dates. In October 2009, new one-year labor agreements were reached covering bargaining unit personnel engaged in the lignite-fueled generation operations, the lignite mining operations and natural gas-fueled generation operations. In August 2008, a new labor agreement effective until August 2010 was reached covering bargaining unit personnel engaged in nuclear generation. In February 2008, a new three-year contract was ratified covering bargaining unit personnel engaged in Oncor’s operations. In June 2009, a group of approximately 50 Oncor employees voted to decertify the labor union as their representative. In December 2009, a group of approximately 350 Oncor employees elected to be represented by a labor union. We expect that any changes in collective bargaining agreements will not have a material effect on our financial position, results of operations or cash flows; however, we are unable to predict the ultimate outcome of these labor negotiations.

Environmental Contingencies

The federal Clean Air Act, as amended (Clean Air Act) includes provisions which, among other things, place limits on SO2 and NOx emissions produced by electricity generation plants. The capital requirements of the company have not been significantly affected by the requirements of the Clean Air Act. In addition, all air pollution control provisions of the 1999 Restructuring Legislation have been satisfied.

We must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. We believe that we are in compliance with current environmental laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable.

The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	enactment of state or federal regulations regarding CO2 and other greenhouse gas emissions;

•

other changes to existing state or federal regulation regarding air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters, including revisions to CAIR currently being developed by the EPA as a result of court rulings discussed in Note 3, and

•	the identification of sites requiring clean-up or the filing of other complaints in which we may be asserted to be potential responsible parties.

Nuclear Insurance

Nuclear insurance includes liability coverage, property damage, decontamination and premature decommissioning coverage and accidental outage and/or extra expense coverage. The liability coverage is governed by the Price-Anderson Act (Act), while the property damage, decontamination and premature decommissioning coverage are promulgated by the rules and regulations of the NRC. We intend to maintain insurance against nuclear risks as long as such insurance is available. The company is self-insured to the extent that losses (i) are within the policy deductibles, (ii) are not covered per policy exclusions, terms and limitations, (iii) exceed the amount of insurance maintained, or (iv) are not covered due to lack of insurance availability. Such losses could have a material adverse effect on our financial condition and results of operations and cash flows.

With regard to liability coverage, the Act provides financial protection for the public in the event of a significant nuclear generation plant incident. The Act sets the statutory limit of public liability for a single nuclear incident at $12.5 billion and requires nuclear generation plant operators to provide financial protection for this amount. The US Congress could impose revenue-raising measures on the nuclear industry to pay claims exceeding the $12.5 billion limit for a single incident mandated by the Act. As required, the company provides this financial protection for a nuclear incident at Comanche Peak resulting in public bodily injury and property damage through a combination of private insurance and industry-wide retrospective payment plans. As the first layer of financial protection, the company has $375 million of liability insurance from American Nuclear Insurers (ANI), which provides such insurance on behalf of a major stock insurance company pool, Nuclear Energy Liability Insurance Association. The second layer of financial protection is provided under an industry-wide retrospective payment program called Secondary Financial Protection (SFP).

Under the SFP, in the event of an incident at any nuclear generation plant in the US, each operating licensed reactor in the US is subject to an assessment of up to $117.5 million plus a 3% insurance premium tax, subject to increases for inflation every five years. Assessments are limited to $17.5 million per operating licensed reactor per year per incident. The company’s maximum potential assessment under the industry retrospective plan would be $235 million (excluding taxes) per incident but no more than $35 million in any one year for each incident. The potential assessment is triggered by a nuclear liability loss in excess of $375 million per accident at any nuclear facility. The SFP and liability coverage are not subject to any deductibles.

With respect to nuclear decontamination and property damage insurance, the NRC requires that nuclear generation plant license-holders maintain at least $1.06 billion of such insurance and require the proceeds thereof to be used to place a plant in a safe and stable condition, to decontaminate it pursuant to a plan submitted to and approved by the NRC before the proceeds can be used for plant repair or restoration or to provide for premature decommissioning. The company maintains nuclear decontamination and property damage insurance for Comanche Peak in the amount of $2.25 billion (subject to $5 million deductible per accident), above which the company is self-insured. This insurance coverage consists of a primary layer of coverage of $500 million provided by Nuclear Electric Insurance Limited (NEIL), a nuclear electric utility industry mutual insurance company and $1.75 billion of premature decommissioning coverage also provided by NEIL.

The company maintains Accidental Outage Insurance through NEIL to cover the additional costs of obtaining replacement electricity from another source if one or both of the units at Comanche Peak are out of service for more than twelve weeks as a result of covered direct physical damage. The coverage provides for weekly payments of $3.5 million for the first fifty-two weeks and $2.8 million for the next 110 weeks for each outage, respectively, after the initial twelve-week waiting period. The total maximum coverage is $490 million per unit. The coverage amounts applicable to each unit will be reduced to 80% if both units are out of service at the same time as a result of the same accident.

If NEIL’s losses exceeded its reserves for the applicable coverage, potential assessments in the form of a retrospective premium call could be made up to ten times annual premiums. The company maintains insurance coverage against these potential retrospective premium calls.

Also, under the NEIL policies, if there were multiple terrorism losses occurring within a one-year time frame, NEIL would make available one industry aggregate limit of $3.2 billion plus any amounts it recovers from other sources up to the limits for each claimant. If terrorism losses occurred beyond the one-year period, a new set of limits and resources would apply.

14.	SHAREHOLDERS’ EQUITY

Successor

Equity Contributions, Issuances and Repurchases—In connection with the Merger, Texas Holdings made an aggregate cash equity contribution of approximately $8.3 billion to EFH Corp. in exchange for EFH Corp. issuing approximately 1.658 billion shares of its common stock to Texas Holdings. In the year ended December 31, 2008 and the period from October 11, 2007 to December 31, 2007, EFH Corp. issued an aggregate of approximately 5.5 million and 2.0 million shares of its common stock, respectively, to, or for the benefit of, certain of its officers, directors and employees for an aggregate consideration of $27.4 million and $9.8 million, respectively. The 2008 amounts include shares previously subscribed. In addition, in the years ended December 31, 2009 and 2008, EFH Corp. issued an aggregate of 1.5 million and 1.7 million shares, respectively, of its common stock to, or for the benefit of, certain officers, directors and employees as stock-based compensation as discussed in Note 22. In 2008, EFH Corp. repurchased 0.8 million shares of its common stock from employees primarily upon termination of employment or amendment of agreements, for an aggregate consideration of $3.9 million.

Effect of Sale of Noncontrolling Interests—The total amount of proceeds from the sale of noncontrolling interests in Oncor discussed in Note 15 was less than the carrying value of the interests sold by $265 million, which reflects the fact that Oncor’s carrying value after purchase accounting is based on the Merger value, while the noncontrolling interests sale value does not include a control premium. This difference was accounted for as a reduction of shareholders’ equity.

During the preparation of our December 31, 2009 financial statements, we determined that deferred income taxes related to EFH Corp.’s interest in Oncor should have been recorded upon the sale of noncontrolling interests in November 2008. Accordingly, the December 31, 2008 balance of noncurrent accumulated deferred income tax liabilities has been increased by $141 million (from the $5.926 billion previously reported) and shareholders’ equity at that date has been decreased by the same amount (from the $3.532 billion deficit previously reported). The recognition of the deferred tax liability is the result of applying rules for income tax accounting related to outside basis differences. This error did not affect net income or cash flows previously reported.

Dividend Restrictions—The indentures governing the EFH Corp. Senior Notes, 9.75% Notes, and 10% Notes include covenants that, among other things and subject to certain exceptions, restrict our ability to pay dividends or make other distributions in respect of our capital stock. Accordingly, essentially all of our net income is restricted from being used to make distributions on our common stock unless such distributions are expressly permitted under these indentures and/or after such distributions, on a pro forma basis, after giving effect to such payment, EFH Corp.’s consolidated leverage ratio is equal to or less than 7.0 to 1.0. For purposes of this calculation, “consolidated leverage ratio” is defined as the ratio of consolidated total indebtedness (as defined in the indenture) to Adjusted EBITDA, in each case, consolidated with its subsidiaries other than Oncor Holdings and its subsidiaries. In addition, the indenture governing the EFIH Notes generally restricts Intermediate Holding from making any distribution to EFH Corp. for the ultimate purpose of making a distribution to Texas Holdings unless at the time, and after giving effect to such distribution, Intermediate Holding’s consolidated leverage ratio is equal to or less than 6.0 to 1.0. Under the indenture governing the EFIH Notes, the term “consolidated leverage ratio” is defined as the ratio of consolidated total indebtedness (as defined in the indenture) to Adjusted EBITDA on a consolidated basis.

The TCEH Senior Secured Facilities generally restrict TCEH from making any distribution to any of its parent companies for the ultimate purpose of making a distribution to Texas Holdings unless at the time, and after giving effect to such distribution, its consolidated total debt (as defined in the TCEH Senior Secured Facilities) to Adjusted EBITDA would be equal to or less than 6.5 to 1.0. In addition, the TCEH Senior Secured Facilities and indenture governing the TCEH Senior Notes generally restrict TCEH’s ability to make distributions or loans to any of its parent companies, EFC Holdings and EFH Corp., unless such distributions or loans are expressly permitted under the TCEH Senior Secured Facilities and indenture governing the TCEH Senior Notes. Those agreements generally permit TCEH to make unlimited distributions or loans to its parent companies for corporate overhead costs, SG&A expenses, taxes and principal and interest payments. In addition, those agreements contain certain investment and dividend baskets that would allow TCEH to make additional distributions and/or loans to its parent companies up to the amount of such baskets. At December 31, 2009, EFH Corp. notes payable to TCEH totaled $1.406 billion.

In addition, under applicable law, we would be prohibited from paying any dividend to the extent that immediately following payment of such dividend, there would be no statutory surplus or we would be insolvent.

EFH Corp. has not paid any cash dividends subsequent to the Merger.

Shareholder Actions—In May 2009, the shareholders of EFH Corp. approved the change of the stated capital of EFH Corp.’s common stock, no par value per share, to an amount equal to $0.001 for each outstanding share of common stock, resulting in total stated value of outstanding common stock of $2 million. Also in May 2009, EFH Corp.’s board of directors approved a decrease in additional paid-in capital of the same amount and the allocation of $0.001 per share to stated value of common stock upon issuance of any authorized but unissued shares of common stock that may occur from time to time, with the remainder of any amounts received for such shares allocated to additional paid-in capital.

Common Stock Registration Rights—The Sponsor Group and certain other investors entered into a registration rights agreement with EFH Corp. upon closing of the Merger. Pursuant to this agreement, in certain instances, the Sponsor Group can cause EFH Corp. to register shares of EFH Corp.’s common stock owned directly or indirectly by them under the Securities Act. In certain instances, the Sponsor Group and certain other investors are also entitled to participate on a pro rata basis in any registration of EFH Corp.’s common stock under the Securities Act that it may undertake.

See Note 22 for discussion of stock-based compensation plans.

Predecessor
Declaration of Dividend—At its August 2007 meeting, EFH Corp.’s board of directors declared a quarterly dividend of $0.4325 per share, which was paid October 1, 2007 to shareholders of record on September 7, 2007. At its May 2007 meeting, EFH Corp.’s board of directors declared a quarterly dividend of $0.4325 per share, which was paid on July 2, 2007 to shareholders of record on June 1, 2007. At its February 2007 meeting, EFH Corp.’s board of directors declared a quarterly dividend of $0.4325 a share, payable April 2, 2007 to shareholders of record on March 2, 2007.

Thrift Plan—The Thrift Plan is an employee savings plan under which we matched a portion of employees’ contributions of their earnings with a contribution in shares of EFH Corp. common stock. Contributions to the Thrift Plan are held by an unconsolidated trust. At October 10, 2007, the Thrift Plan had an obligation of $201 million outstanding in the form of a note payable to EFH Corp. (LESOP note). Proceeds from the issuance of the note, which EFH Corp. purchased from a third-party lender in 1990, were used by the Thrift Plan trustee to purchase EFH Corp.’s common stock on the open market for the purpose of satisfying future matching requirements. These shares (LESOP shares) were held by the Thrift Plan trustee under the leveraged employee stock ownership provision of the Thrift Plan. The note receivable had been classified as a reduction of common stock equity, and the principal and related interest was being amortized as a component of LESOP-related expense.

The Thrift Plan used dividends received on the LESOP shares held and contributions from us, if required, to repay interest and principal on the LESOP note; such contributions totaled $14 million for the period from January 1, 2007 through October 10, 2007.

On the date of the Merger, the Thrift Plan trustee held approximately 5.7 million shares of EFH Corp.’s common stock. These shares were converted to cash at $69.25 per share in connection with the closing of the Merger. The Thrift Plan trustee used the cash proceeds to repay the LESOP note, and then made an additional allocation of the remaining cash proceeds to eligible Thrift Plan participants.

The table below reflects the changes in the number of Predecessor common stock shares outstanding:

Period from January 1, 2007 through October 10, 2007
Balance at beginning of period	459,244,523
Issuances under stock-based incentive compensation plans (Note 22)	2,771,257
Issued on conversion of convertible senior notes	36,372
Forfeitures and cancellations under stock-based incentive compensation plans	(900,143)
Purchased in connection with Merger	(461,152,009)

Balance at end of period	—

15.	NONCONTROLLING INTERESTS

In November 2008, equity interests in Oncor were sold to Texas Transmission for $1.254 billion in cash. Equity interests were also indirectly sold to certain members of Oncor’s board of directors and its management team. Accordingly, after giving effect to all equity issuances, as of December 31, 2009, Oncor’s ownership was as follows: 80.03% held indirectly by EFH Corp., 0.22% held indirectly by Oncor’s management and board of directors and 19.75% held by Texas Transmission.

The proceeds (net of closing costs) of $1.253 billion received by Oncor from Texas Transmission and the members of Oncor management upon completion of these transactions were distributed ultimately to EFH Corp. Under the terms of certain financing arrangements of EFH Corp. and TCEH, upon such distribution, under certain circumstances, EFH Corp. (parent entity) is required to repay certain outstanding intercompany loans from TCEH. In November 2008, EFH Corp. repaid the $253 million balance of notes payable to TCEH that related to payments of principal and interest on EFH Corp. (parent entity) debt.

See Note 14 for discussion of amounts recorded as a reduction of shareholders’ equity as a result of the sale of Oncor interests.

Of the noncontrolling interests balance reported in the December 31, 2009 and 2008 consolidated balance sheets, $1.363 billion and $1.355 billion, respectively, related to Oncor’s noncontrolling interests. The noncontrolling interests balance reported in the December 31, 2009 consolidated balance sheet represented the proportional share of Oncor’s net assets at the date of the transaction less $96 million representing the noncontrolling interests’ share of Oncor’s net losses for the periods subsequent to the transaction (including the goodwill impairment charge), net of $58 million in cash distributions.

In connection with the filing of a combined operating license application with the NRC for two new nuclear generation units, in January 2009, TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture, known as Comanche Peak Nuclear Power Company LLC, to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. Under the terms of the joint venture agreement, a subsidiary of TCEH owns an 88% interest in the venture and a subsidiary of MHI owns a 12% interest. This joint venture is a variable interest entity, and a subsidiary of TCEH is considered the primary beneficiary.

16.	FAIR VALUE MEASUREMENTS

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 assets and liabilities include exchange traded commodity contracts. For example, a significant number of our derivatives are NYMEX futures and swaps transacted through clearing brokers for which prices are actively quoted.

•

Level 2 valuations use inputs, in the absence of actively quoted market prices, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs. For example, our Level 2 assets and liabilities include forward commodity positions at locations for which over-the-counter broker quotes are available.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value. For example, our Level 3 assets and liabilities include certain derivatives whose values are derived from pricing models that utilize multiple inputs to the valuations, including inputs that are not observable or easily corroborated through other means.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

In utilizing broker quotes, we attempt to obtain multiple quotes from brokers that are active in the commodity markets in which we participate (and require at least one quote from two brokers to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes received for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume trends and various other factors. In addition, for valuation of interest rate swaps, we use a combination of dealer provided market valuations (generally non-binding) and Bloomberg valuations based on month-end interest rate curves and standard rate swap valuation models.

Certain derivatives and financial instruments are valued utilizing option pricing models that take into consideration multiple inputs including commodity prices, volatility factors, discount rates and other inputs. Additionally, when there is not a sufficient amount of observable market data, valuation models are developed that incorporate proprietary views of market factors. Those valuation models are generally used in developing long-term forward price curves for certain commodities. We believe the development of such curves is consistent with industry practice; however, the fair value measurements resulting from such curves are classified as Level 3.

With respect to amounts presented in the following fair value hierarchy tables, the fair value measurement of an asset or liability (e.g., a contract) is required to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement. Certain assets and liabilities would be classified in Level 2 instead of Level 3 of the hierarchy except for the effects of credit reserves and non-performance risk adjustments, respectively. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability being measured.

At December 31, 2009, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity contracts	$918	$2,588	$350	$4	$3,860
Interest rate swaps	—	64	—	—	64
Nuclear decommissioning trust—equity securities (c)	154	105	—	—	259
Nuclear decommissioning trust—debt securities (c)	—	216	—	—	216

Total assets	$1,072	$2,973	$350	$4	$4,399

Liabilities:
Commodity contracts	$1,077	$796	$269	$4	$2,146
Interest rate swaps	—	1,306	—	—	1,306

Total liabilities	$1,077	$2,102	$269	$4	$3,452

(a)	Level 3 assets and liabilities consist primarily of complex long-term power purchase and sales agreements, including long-term wind generation purchase contracts and certain natural gas positions (collars) in the long-term hedging program.
(b)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current and long-term assets and liabilities.
(c)	The nuclear decommissioning trust investment is included in the Investments line on the balance sheet. See Note 19.

See Note 21 for fair value measurements related to pension and OPEB plan assets.

At December 31, 2008, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3 (a)	Total
Assets:
Commodity contracts	$1,010	$2,061	$283	$3,354
Interest rate swaps	—	142	—	142
Nuclear decommissioning trust—equity securities (b)	109	83	—	192
Nuclear decommissioning trust—debt securities (b)	—	193	—	193

Total assets	$1,119	$2,479	$283	$3,881

Liabilities:
Commodity contracts	$1,288	$1,274	$355	$2,917
Interest rate swaps	—	2,086	—	2,086

Total liabilities	$1,288	$3,360	$355	$5,003

(a)	Level 3 assets and liabilities consist primarily of complex long-term power purchase and sales agreements, including long-term wind generation purchase contracts and certain natural gas positions (collars) in the long-term hedging program.
(b)	The nuclear decommissioning trust investment is included in the Investments line on the balance sheet. See Note 19.

Commodity contracts consist primarily of natural gas, electricity, fuel oil and coal derivative instruments entered into for hedging purposes and include physical contracts that have not been designated “normal” purchases or sales. See Note 18 for further discussion regarding the company’s use of derivative instruments.

Interest rate swaps include variable-to-fixed rate swap instruments that are economic hedges of interest on long-term debt as well as interest rate basis swaps designed to effectively reduce the hedged borrowing costs. See Note 12 for discussion of interest rate swaps.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of the nuclear generation units. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

The following table presents the changes in fair value of the Level 3 assets and liabilities (all related to commodity contracts) for the years ended December 31, 2009 and 2008:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period	$(72)	$(173)
Total realized and unrealized gains (losses) (a):
Included in net income (loss)	115	(5)
Included in other comprehensive income (loss)	(30)	—
Purchases, sales, issuances and settlements (net) (b)	51	(13)
Net transfers in and/or out of Level 3 (c)	17	119

Balance at end of period	$81	$(72)

Net change in unrealized gains (losses) included in net income relating to instruments held at end of period (d)	$105	87

(a)	Substantially all changes in values of commodity contracts are reported in the income statement in net gain (loss) from commodity hedging and trading activities.

(b)	Settlements represent reversals of unrealized mark-to-market valuations of these positions previously recognized in net income. Purchases and issuances reflect option premiums paid or received.
(c)	Includes transfers due to changes in the observability of significant inputs used in valuing derivatives. Transfers in are assumed to transfer in at the beginning of the quarter and transfers out at the end of the quarter, which is when the assessments are performed. Any changes in value during the period are reported as unrealized gains and losses in net gain (loss) from commodity hedging and trading activities.
(d)	Includes unrealized gains and losses of instruments held at the end of the period.

17.	FAIR VALUE OF NONDERIVATIVE FINANCIAL INSTRUMENTS

The carrying amounts and related estimated fair values of significant nonderivative financial instruments were as follows:

	Successor
	December 31, 2009		December 31, 2008
	Carrying Amount	Fair Value (a)	Carrying Amount	Fair Value (a)
On balance sheet assets (liabilities):
Long-term debt (including current maturities) (b):
TCEH, EFH Corp., and other	$(36,600)	$(29,115)	$(35,860)	$(24,162)
Oncor	$(5,104)	$(5,644)	$(5,204)	$(4,990)

Total	$(41,704)	$(34,759)	$(41,064)	$(29,152)

Off balance sheet assets (liabilities):
Financial guarantees	$—	$(6)	$—	$(3)

(a)	Fair value determined in accordance with accounting standards related to the determination of fair value.
(b)	Excludes capital leases.

See Notes 16 and 18 for discussion of accounting for financial instruments that are derivatives.

18.	COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

Risk Management Hedging Strategy

We enter into physical and financial derivative instruments, such as options, swaps, futures and forward contracts, primarily to manage commodity price risk and interest rate risk exposure. Our principal activities involving derivatives consist of a long-term hedging program and the hedging of interest costs on our long-term debt. See Note 16 for a discussion of the fair value of all derivatives.

Long-Term Hedging Program—TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, thereby hedging future revenues from electricity sales and related cash flows. In ERCOT, the wholesale price of electricity is highly correlated to the price of natural gas. Under the program, TCEH has entered into market transactions involving natural gas-related financial instruments and has sold forward natural gas over the next five years. These transactions are intended to hedge a majority of electricity price exposure related to expected baseload generation for this period. Changes in the fair value of the instruments under the long-term hedging program are reported in the income statement in net gain (loss) from commodity hedging and trading activities.

Interest Rate Swap Transactions—Interest rate swap agreements are used to reduce exposure to interest rate changes by converting floating-rate debt to a fixed basis, thereby hedging future interest costs and related cash flows. Interest rate basis swaps are used to effectively reduce the hedged borrowing costs. Changes in the fair value of the swaps are recorded as unrealized gains and losses in interest expense and related charges. See Note 12 for additional information about these and other interest rate swap agreements.

Other Commodity Hedging and Trading Activity—In addition to the long-term hedging program, TCEH enters into derivatives, including electricity, natural gas, fuel oil and coal instruments, generally for shorter-term hedging purposes. To a limited extent, TCEH also enters into derivative transactions for proprietary trading purposes, principally in natural gas and electricity markets.

The following table provides detail of commodity and other derivative contractual assets and liabilities, substantially all arising from mark-to-market accounting, as reported in the balance sheet at December 31, 2009:

	Derivatives not under hedge accounting
	Derivative assets		Derivative liabilities
	Commodity contracts	Interest rate swaps	Commodity contracts	Interest rate swaps	Total
Current assets	$2,327	$60	$4	$—	$2,391
Noncurrent assets	1,529	4	—	—	1,533
Current liabilities	—	—	(1,705)	(687)	(2,392)
Noncurrent liabilities	—	—	(441)	(619)	(1,060)

Net assets (liabilities)	$3,856	$64	$(2,142)	$(1,306)	$472

As of December 31, 2009, there were no derivative positions accounted for as cash flow or fair value hedges.

Margin deposits that contractually offset these derivative instruments are reported separately in the balance sheet and totaled $358 million and $190 million in net liabilities at December 31, 2009 and 2008, respectively, which do not include the collateral investments related to certain interest rate swaps and commodity positions discussed immediately below. Reported amounts as presented in the above table do not reflect netting of assets and liabilities with the same counterparties under existing netting arrangements. This presentation can result in significant volatility in derivative assets and liabilities because we may enter into offsetting positions with the same counterparties, resulting in both assets and liabilities, and the underlying commodity prices can change significantly from period to period.

In early 2009, we entered into collateral funding transactions with counterparties to certain interest rate swap agreements related to TCEH debt. Under the terms of these transactions, which we elected to enter into as a cash management measure, as of December 31, 2009, EFH Corp. (parent) has posted $400 million in cash and TCEH has posted $65 million in letters of credit to the counterparties, with the outstanding balance of such collateral earning interest. TCEH had also entered into commodity hedging transactions with one of these counterparties, and under an arrangement effective August 2009, both the interest rate swaps and certain of the commodity hedging transactions with the counterparty are under the same derivative agreement, which continues to be secured by a first-lien interest in the assets of TCEH. We are not required to post any additional collateral to these counterparties, regardless of the net mark-to-market liability under the applicable derivative agreement, and the applicable counterparty will return the cash collateral to the extent the mark-to-market liability under the applicable derivative agreement falls below the funded amount, subject to a $50 million minimum transfer amount. At December 31, 2009, the collateral posted approximated the net mark-to-market liability of the related derivatives. Under the agreements, the counterparties are to return any remaining collateral, along with accrued and unpaid interest, on March 31, 2010. The cash collateral was recorded as an investment and is presented in the balance sheet (including accrued interest) as a separate line item under current assets.

The following table presents the pre-tax effect of derivatives not under hedge accounting on net income, including realized and unrealized effects:

Derivative (Income statement presentation)	Year Ended December 31, 2009
Commodity contracts (Net gain (loss) from commodity hedging and trading activities)	$1,741
Interest rate swaps (Interest expense and related charges)	12

Net gain	$1,753

Amounts reported in the income statement in net gain (loss) from commodity hedging and trading activities include net “day one” mark-to-market losses of $2 million, $68 million and $8 million in the 2009, 2008 and 2007 Successor periods, respectively, and $201 million in the 2007 Predecessor period. Substantially all of these losses arose from a related series of derivative transactions entered into under the long-term hedging program. The 2007 Predecessor period amount is net of a $30 million “day one” gain associated with a long-term power purchase agreement.

A multi-year power sales agreement was entered into with Alcoa Inc. in the 2007 Predecessor period. The agreement was determined to be a derivative and resulted in a “day one” mark-to-market loss of $235 million. The agreement was entered into concurrently with the transfer of an air permit from Alcoa Inc. to a subsidiary of ours as well as other agreements with Alcoa Inc. that provide, among other things, access to real property and a supply of lignite fuel, all of which provides value to us by providing the right and ability to develop, construct and operate the new lignite-fueled generation unit at Sandow. In consideration of this right and ability, the initial “day one” loss of the sales agreement, as well as a $29 million below market value of a related interim power sales agreement entered into in late 2006, were recorded as part of the construction work-in-process asset balance for the Sandow unit.

The following tables present the pre-tax effect of derivative instruments accounted for as cash flow hedges on net income (loss) and other comprehensive income (loss) (OCI) for the year ended December 31, 2009:

Derivative	Amount of (loss) recognized in OCI (effective portion)	Income statement presentation of gain (loss) reclassified from accumulated OCI into income (effective portion)	Amount
Interest rate swaps	$—	Interest expense and related charges	$(184)
Commodity contracts	(30)	Fuel, purchased power costs and delivery fees	(16)

		Operating revenues	(2)

Total	$(30)		$(202)

There were no ineffectiveness net gains or losses related to transactions designated as cash flow hedges in the year ended December 31, 2009.

Accumulated other comprehensive income related to cash flow hedges at December 31, 2009 totaled $128 million in net losses (after-tax), substantially all of which relates to interest rate swaps. We expect that $59 million of net losses related to cash flow hedges included in accumulated other comprehensive income as of December 31, 2009 will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

Derivative Volumes—The following table presents the gross notional amounts of derivative volumes at December 31, 2009:

Derivative type	Notional Volume	Unit of Measure
Interest rate swaps:
Floating/fixed	$18,000	Million US dollars
Basis	$16,250	Million US dollars
Natural gas:
Long-term hedge forward sales and purchases (a)	3,402	Million MMBtu
Locational basis swaps	1,010	Million MMBtu
All other	1,433	Million MMBtu
Electricity	198,230	GWh
Coal	6	Million tons
Fuel oil	161	Million gallons

(a)	Represents gross notional forward sales, purchases and options of fixed and basis (price point) transactions in the long-term hedging program. The net amount of these transactions, excluding basis transactions, is 1.6 billion MMBtu.

Credit Risk-Related Contingent Features

The agreements that govern our derivative instrument transactions may contain certain credit risk-related contingent features that could trigger liquidity requirements in the form of cash collateral, letters of credit or some other form of credit enhancement. Certain of those agreements require the posting of collateral if our credit rating is downgraded by one or more of the credit rating agencies; however, due to our below investment grade ratings, substantially all of such collateral posting requirements are already effective.

As of December 31, 2009, the fair value of liabilities related to derivative instruments under agreements with credit risk-related contingent features that were not fully cash collateralized totaled $687 million. The liquidity exposure associated with these liabilities was reduced by cash and letter of credit postings with the counterparties totaling $152 million as of December 31, 2009. If all the credit risk-related contingent features related to these derivatives had been triggered, including cross default provisions, as of December 31, 2009, the remaining related liquidity requirement would have totaled $20 million after reduction for net accounts receivable and derivative assets under netting arrangements.

In addition, certain derivative agreements that are collateralized primarily with asset liens include indebtedness cross-default provisions that could result in the settlement of such contracts if there were a failure under other financing arrangements to meet payment terms or to comply with other covenants that could result in the acceleration of such indebtedness. As of December 31, 2009, the fair value of derivative liabilities subject to such cross-default provisions, largely related to interest rate swaps, totaled $1.482 billion (before consideration of the amount of assets under the liens). The liquidity exposure associated with these liabilities was reduced by cash collateral and letters of credit posted with counterparties totaling $489 million as of December 31, 2009. If all the credit risk-related contingent features related to these derivatives, including amounts related to cross-default provisions, had been triggered as of December 31, 2009, the remaining related liquidity requirement would have totaled $480 million after reduction for derivative assets under netting arrangements (before consideration of the amount of assets under the liens). See Note 12 for a description of other obligations that are supported by asset liens.

As discussed immediately above, the aggregate fair values of liabilities under derivative agreements with credit risk-related contingent features, including cross-default provisions, totaled $2.169 billion at December 31, 2009. This amount is before consideration of cash and letter of credit collateral posted, net accounts receivable and derivative assets under netting arrangements and assets under related liens.

Some commodity derivative contracts contain credit risk-related contingent features that do not provide for specific amounts to be posted if the features are triggered. These provisions include material adverse change, performance assurance, and other clauses that generally provide counterparties with the right to request additional credit enhancements. The amounts disclosed above exclude credit risk-related contingent features that do not provide for specific amounts or exposure calculations.

Concentrations of Credit Risk

TCEH has significant concentrations of credit risk with the counterparties to its derivative contracts. As of December 31, 2009, total credit risk exposure to all counterparties related to derivative contracts totaled $4.0 billion. The net exposure to those counterparties totaled $1.3 billion after taking into effect master netting arrangements, setoff provisions and collateral. As of December 31, 2009, the credit risk exposure to the banking and financial sector represented more than 90% of the total credit risk exposure. As of December 31, 2009, the largest net exposure to a single counterparty totaled $536 million. Exposure to the banking and financial sector counterparties is considered to be within an acceptable level of risk tolerance because substantially all of this exposure is with counterparties with credit ratings of “A” or better. However, this concentration increases the risk that a default by any of these counterparties would have a material adverse effect on our financial condition and results of operations.

The transactions with these counterparties contain certain provisions that would require the counterparties to post collateral in the event of a material downgrade in their credit rating. We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies specify authorized risk mitigation tools including, but not limited to, use of standardized master netting contracts and agreements that allow for netting of positive and negative exposures associated with a single counterparty. Credit enhancements such as parent guarantees, letters of credit, surety bonds, liens on assets and margin deposits are also utilized. Prospective material adverse changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. The process can result in the subsequent reduction of the credit limit or a request for additional financial assurances. An event of default by one or more counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the commodity contracts or delays in receipts of expected settlements if the counterparties owe amounts to us.

19.	INVESTMENTS

The investments balance consists of the following:

	December 31, 2009	December 31, 2008
Nuclear decommissioning trust	$475	$385
Assets related to employee benefit plans, including employee savings programs, net of distributions	184	210
Land	43	44
Investment in natural gas gathering pipeline business (a)	44	—
Miscellaneous other	4	6

Total investments	$750	$645

(a)	A controlling interest in this previously consolidated subsidiary was sold in August 2009.

Nuclear Decommissioning Trust

Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited in the trust fund. Net gains and losses on investments in the trust fund are offset by a corresponding adjustment to a regulatory asset/liability. A summary of investments in the fund follows:

	December 31, 2009
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$211	$8	$(3)	$216
Equity securities (c)	195	83	(19)	259

Total	$406	$91	$(22)	$475

	December 31, 2008
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$203	$4	$(14)	$193
Equity securities (c)	181	46	(35)	192

Total	$384	$50	$(49)	$385

(a)	Includes realized gains and losses of securities sold.
(b)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s. The debt securities are heavily weighted with municipal bonds. The debt securities had an average coupon rate of 4.44% and 3.77% and an average maturity of 7.8 years and 8.0 years at December 31, 2009 and 2008, respectively.
(c)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.

Debt securities held at December 31, 2009 mature as follows: $82 million in one to five years, $32 million in five to ten years and $102 million after ten years.

Assets Related to Employee Benefit Plans

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. We pay the premiums and are the beneficiary of these life insurance policies. As of December 31, 2009 and 2008, the face amount of these policies totaled $322 million and $481 million, and the net cash surrender values totaled $124 million and $155 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at fair value.

20.	TERMINATION OF OUTSOURCING ARRANGEMENTS

In connection with the closing of the Merger, EFH Corp., TCEH and Oncor commenced a review, under the change of control provision, of certain outsourcing arrangements with Capgemini, Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). In 2008, EFH Corp. and TCEH executed a Separation Agreement with CgE. Simultaneous with the execution of that Separation Agreement, Oncor entered into a substantially similar Separation Agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of each of the Master Framework Agreements, dated as of May 17, 2004, as each has been amended, between Capgemini and each of TCEH and Oncor and the related service agreements under each of the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini provided outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities. As a result, during 2008:

•

the 2.9% limited partnership interest in Capgemini owned by a subsidiary of EFH Corp. was redeemed in exchange for the termination of the license that was granted by a subsidiary of EFH Corp. to Capgemini at the time the Master Framework Agreements were executed in order for Capgemini to use certain information technology assets primarily consisting of capitalized software to provide services to us and third parties;

•

we received approximately $70 million in exchange for the termination of a purchase option agreement pursuant to which our subsidiaries had the right to “put” to Capgemini (and Capgemini had the right to “call” from a subsidiary of ours) our 2.9% limited partnership interest in Capgemini and the licensed assets upon the expiration of the Master Framework Agreements in 2014 or, in some circumstances, earlier, and

•	Capgemini repaid $25 million (plus accrued interest) representing all amounts owed by Capgemini under the working capital loan provided by us in July 2004.

Under the Separation Agreements, the parties also entered into a mutual release of all claims under the Master Framework Agreements and related services agreements and the joint venture agreements, subject to certain defined exceptions, resulting in our receipt of $10 million in cash settlement.

The carrying value of the partnership interest was $2.9 million, and the carrying value of the purchase option was $177 million prior to the application of purchase accounting (recorded as a noncurrent asset). The effects of the termination of the outsourcing arrangements, including an accrued liability of $54 million for incremental costs to exit and transition the services, were included in the final purchase price allocation. See Note 2 for additional disclosure, including a reversal to income of a portion of the liability recorded in purchase accounting.

21.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

EFH Corp. is the plan sponsor of the EFH Retirement Plan (Retirement Plan), which provides benefits to eligible employees of subsidiaries (participating employers). The Retirement Plan is a qualified defined benefit pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and is subject to the provisions of ERISA. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

Effective October 1, 2007, all new employees, with the exception of employees hired by Oncor, are not eligible to participate in the Retirement Plan. New hires at Oncor are eligible to participate in the Cash Balance Formula of the Retirement Plan. It is our policy to fund the plans on a current basis to the extent deductible under existing federal tax regulations.

We also have supplemental unfunded retirement plans for certain employees whose retirement benefits cannot fully be earned under the qualified Retirement Plan, the information for which is included below.

We offer OPEB in the form of health care and life insurance to eligible employees and their eligible dependents upon the retirement of such employees. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Regulatory Recovery of Pension and OPEB Costs

PURA provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility, which in addition to Oncor’s own employees consists largely of active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of our businesses effective January 1, 2002. Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Amounts deferred are ultimately subject to regulatory approval. As of December 31, 2009, Oncor had recorded regulatory assets totaling $889 million related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Pension and OPEB Costs Recognized as Expense

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Pension costs	$44	$21	$(1)	$34
OPEB costs	70	58	11	49

Total benefit costs	114	79	10	83
Less amounts deferred principally as a regulatory asset or property	(66)	(42)	(8)	(43)

Net amounts recognized as expense	$48	$37	$2	$40

We use the calculated value method to determine the market-related value of the assets held in trust. We include the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

Detailed Information Regarding Pension Benefits

The following information is based on December 31, 2009, 2008, 2007 and October 10, 2007 measurement dates:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Assumptions Used to Determine Net Periodic Pension Cost:
Discount rate	6.90%	6.55%	6.45%	5.90%
Expected return on plan assets	8.25%	8.25%	8.75%	8.75%
Rate of compensation increase	3.75%	3.70%	3.44%	3.44%

Components of Net Pension Cost:
Service cost	$38	$36	$10	$30
Interest cost	159	148	36	107
Expected return on assets	(166)	(165)	(47)	(119)
Amortization of prior service cost	1	1	—	1
Amortization of net loss	12	1	—	15
Recognized curtailment loss	—	—	—	—

Net periodic pension cost	$44	$21	$(1)	$34

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net loss (gain)	$45	$204	$20	$(52)
Transition obligation (asset)	—	—	—	—
Prior service cost (credit)	—	—	—	—
Amortization of net loss (gain)	—	—	—	(3)
Amortization of transition obligation (asset)	—	—	—	—
Amortization of prior service cost	—	—	—	(1)
Reclassification to regulatory asset	—	(6)
Purchase accounting adjustment	—	(10)	—	49

Total recognized in other comprehensive income	$45	$188	$20	$(7)

Total recognized in net periodic benefit cost and other comprehensive income	$89	$209	$19	$27

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Assumptions Used to Determine Benefit Obligations:
Discount rate	5.90%	6.90%	6.55%	6.45%
Rate of compensation increase	3.71%	3.75%	3.70%	3.44%

	Successor
	Year Ended December 31, 2009	Year Ended December 31, 2008
Change in Pension Obligation:
Projected benefit obligation at beginning of year	$2,337	$2,335
Service cost	38	36
Interest cost	160	148
Plan amendments	—	—
Actuarial (gain) loss	326	(58)
Benefits paid	(133)	(124)
Settlements	14	—

Projected benefit obligation at end of year	$2,742	$2,337

Accumulated benefit obligation at end of year	$2,581	$2,203

Change in Plan Assets:
Fair value of assets at beginning of year	$1,736	$2,108
Actual return (loss) on assets	292	(412)
Employer contributions (a)	109	164
Benefits paid	(133)	(124)
Settlements	—	—

Fair value of assets at end of year	$2,004	$1,736

Funded Status:
Projected pension benefit obligation	$(2,742)	$(2,337)
Fair value of assets	2,004	1,736

Funded status at end of year	$(738)	$(601)

	Successor
	Year Ended December 31, 2009	Year Ended December 31, 2008
Amounts Recognized in the Balance Sheet Consist of:
Other noncurrent assets (b)	$10	$10
Other current liabilities	(4)	(4)
Other noncurrent liabilities	(744)	(607)

Net liability recognized	$(738)	$(601)

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net loss	$252	$208
Prior service cost	—	—

Net amount recognized	$252	$208

Amounts Recognized as Regulatory Assets Consist of:
Net loss	$529	$387
Prior service cost	1	1

Net amount recognized	$530	$388

(a)	2009 amount includes transfers of investments related to the salary deferral and supplemental retirement plans totaling $31 million.
(b)	Amounts represent overfunded plans.

The following table provides information regarding pension plans with projected benefit obligation (PBO) and accumulated benefit obligation (ABO) in excess of the fair value of plan assets.

	Successor
	December 31, 2009	December 31, 2008
Pension Plans with PBO and ABO in Excess Of Plan Assets:
Projected benefit obligations	$2,738	$2,332
Accumulated benefit obligation	2,577	2,199
Plan assets	1,989	1,721

Pension Plan Investment Strategy and Asset Allocations

Our investment objective for the Retirement Plan is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity securities are used to further diversify the equity portfolio and may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, US Treasuries and agency securities and money market instruments. Our investment strategy for fixed income investments is to maintain a high grade portfolio of securities which assist us in managing the volatility and magnitude of plan contributions and expense.

The target asset allocation ranges of pension plan investments by asset category are as follows:

Asset Category	Target Allocation Ranges
US equities	15%-50%
International equities	5%-20%
Fixed income (a)	40%-70%
Other	0%-10%

Fair Value Measurement of Pension Plan Assets

At December 31, 2009, pension plan assets measured at fair value on a recurring basis (see Note 16) consisted of the following:

Asset Category	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$—	$99	$—	$99
Equity securities:
US	340	242	—	582
International	257	79	—	336
Fixed income securities:
Corporate bonds (a)	—	908	—	908
US Treasuries	—	21	—	21
Other (b)	—	44	—	44
Preferred securities	—	—	14	14

Total assets	$597	$1,393	$14	$2,004

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)	Other consists primarily of US agency securities.

At December 31, 2008, pension plan assets measured at fair value on a recurring basis consisted of the following:

Asset Category	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$—	$141	$—	$141
Equity securities:
US	272	213	—	485
International	220	80	—	300
Fixed income securities:
Corporate bonds (a)	—	317	—	317
US Treasuries	—	368	—	368
Other (b)	—	110	1	111
Preferred securities	—	—	14	14

Total assets	$492	$1,229	$15	$1,736

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)	Other consists primarily of US agency securities.

The following table presents the changes in fair value of the Level 3 pension plan assets for the years ended December 31, 2009 and 2008:

	Year Ended December 31, 2009	Year Ended December 31, 2008
Balance at beginning of period	$15	$14
Actual return on plan assets:
Relating to assets held	(1)	—
Relating to assets sold during the period	—	—
Purchases, sales and settlements	—	1
Transfers in and/or out of Level 3	—	—

Balance at end of period	$14	$15

Net unrealized gains (losses) included in net assets held at end of period	$—	$—

Detailed Information Regarding Postretirement Benefits Other Than Pensions

The following OPEB information is based on December 31, 2009, 2008, 2007 and October 10, 2007 measurement dates:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Assumptions Used to Determine Net Periodic Benefit Cost:
Discount rate	6.85%	6.55%	6.45%	5.90%
Expected return on plan assets	7.64%	7.90%	8.67%	8.67%

Components of Net Postretirement Benefit Cost:
Service cost	$10	$10	$3	$9
Interest cost	61	59	14	41
Expected return on assets	(13)	(20)	(6)	(15)
Amortization of net transition obligation	1	1	—	1
Amortization of prior service cost/(credit)	(1)	(1)	—	(2)
Amortization of net loss	12	9	—	15

Net periodic OPEB cost	$70	$58	$11	$49

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income:
Net loss (gain)	$15	$1	$36	$(16)
Transition obligation (asset)	—	—	—	—
Prior service cost (credit)	—	—	—	—
Amortization of net loss (gain)	—	—	—	—
Amortization of transition obligation (asset)	—	—	—	—
Amortization of prior service cost	—	—	—	1
Reclassification to regulatory asset	—	(28)
Purchase accounting adjustment	—	(1)	—	13

Total recognized in other comprehensive income	$15	$(28)	$36	$(2)

Total recognized in net periodic benefit cost and other comprehensive income	$85	$30	$47	$47

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	5.90%	6.85%	6.55%	6.45%

	Successor
	Year Ended December 31, 2009	Year Ended December 31, 2008
Change in Postretirement Benefit Obligation:
Benefit obligation at beginning of year	$919	$928
Service cost	10	10
Interest cost	61	59
Participant contributions	23	16
Medicare Part D reimbursement	6	4
Actuarial (gain)/loss	108	(35)
Benefits paid	(64)	(63)

Benefit obligation at end of year	$1,063	$919

Change in Plan Assets:
Fair value of assets at beginning of year	$198	$260
Actual return (loss) on assets	32	(54)
Employer contributions	22	35
Participant contributions	23	16
Medicare Part D reimbursement	—	4
Benefits paid	(64)	(63)

Fair value of assets at end of year	$211	$198

Funded Status:
Benefit obligation	$(1,063)	$(919)
Fair value of assets	211	198

Funded status at end of year	$(852)	$(721)

	Successor
	Year Ended December 31, 2009	Year Ended December 31, 2008
Amounts Recognized on the Balance Sheet Consist of:
Other noncurrent liabilities	$(852)	$(721)

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net loss	$23	$7
Prior service cost credit	—	—
Net transition obligation	—	—

Net amount recognized	$23	$7

Amounts Recognized as Regulatory Assets Consist of:
Net loss	$242	$174
Prior service cost credit	(7)	(8)
Net transition obligation	4	5

Net amount recognized	$239	$171

The following tables provide information regarding the assumed health care cost trend rates.

	Successor
	December 31, 2009	December 31, 2008
Assumed Health Care Cost Trend Rates-Not Medicare Eligible :

Health care cost trend rate assumed for next year	8.00%	8.64%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2016	2017

Assumed Health Care Cost Trend Rates-Medicare Eligible :

Health care cost trend rate assumed for next year	7.00%	8.32%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2016	2017

	1-Percentage Point Increase	1-Percentage Point Decrease
Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation	$126	$(105)
Effect on postretirement benefits cost	10	(8)

OPEB Plan Investment Strategy and Asset Allocations

Our investment objective for the OPEB plan primarily follows the objectives of the Retirement Plan discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

Fair Value Measurement of OPEB Plan Assets

At December 31, 2009, OPEB plan assets measured at fair value on a recurring basis consisted of the following:

Asset Category	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$—	$18	$—	$18
Equity securities:
US	56	13	—	69
International	27	4	—	31
Fixed income securities:
Corporate bonds (a)	—	50	—	50
US Treasuries	—	1	—	1
Other (b)	39	2	—	41
Preferred securities	—	—	1	1

Total assets	$122	$88	$1	$211

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)	Other consists primarily of US agency securities.

At December 31, 2008, OPEB plan assets measured at fair value on a recurring basis consisted of the following:

Asset Category	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$—	$19	$—	$19
Equity securities:
US	70	13	—	83
International	13	5	—	18
Fixed income securities:
Corporate bonds (a)	—	19	—	19
US Treasuries	—	22	—	22
Other (b)	29	7	—	36
Preferred securities	—	—	1	1

Total assets	$112	$85	$1	$198

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)	Other consists primarily of US agency securities.

There was no change in the fair values of Level 3 assets in the periods presented.

Expected Long-Term Rate of Return on Assets Assumption

The Retirement Plan strategic asset allocation is determined in conjunction with the plan’s advisors and utilizes a comprehensive Asset-Liability modeling study to evaluate potential long-term outcomes of various investment strategies. The study incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Retirement Plan
Asset Class	Expected Long-Term Rate of Return
US equity securities	9.3%
International equity securities	10.3%
Fixed income securities	7.0%
Preferred securities	8.0%

8.0%

OPEB Plan
Plan Type	Expected Long-Term Returns
401(h) accounts	8.0%
Life Insurance VEBA	7.5%
Union VEBA	7.5%
Non-Union VEBA	4.00%

7.6%

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. We seek to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to us. While we recognize the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

We selected the assumed discount rate using the Hewitt Top Quartile yield curve, which is based on actual corporate bond yields and at December 31, 2009 consisted of 111 corporate bonds rated AA or higher as reported by either Moody’s or S&P.

Amortization in 2010

In 2010, we estimate amortization of the net actuarial loss and prior service cost for the defined benefit pension plan from accumulated other comprehensive income into net periodic benefit cost will be $51 million and $1 million, respectively. We estimate amortization of the net actuarial loss, prior service credit, and transition obligation for the OPEB plan from accumulated other comprehensive income into net periodic benefit cost will be $21 million, a $1 million credit and $1 million, respectively.

Contributions in 2010

Estimated funding for calendar year 2010 totals $45 million for the Retirement Plan and $24 million for the OPEB plan.

Future Benefit Payments

Estimated future benefit payments to beneficiaries are as follows:

	Successor
	2010	2011	2012	2013	2014	2015-19
Pension benefits	$142	$149	$161	$171	$173	$1,020
OPEB	$54	$57	$60	$63	$67	$377
Medicare Part D subsidies received	$6	$7	$7	$8	$8	$49

Thrift Plan

Our employees may participate in a qualified savings plan, the Thrift Plan. This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. The Thrift Plan included an employee stock ownership component until October 10, 2007. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under applicable law. Employees who earn more than such threshold may contribute from 1% to 16% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Retirement Plan. Effective January 1, 2006 through October 10, 2007, employees could reallocate or transfer all or part of their accumulated or future employer matching contributions to any of the plan’s other investment options. As of October 10, 2007, employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Our contributions to the Thrift Plan totaled $28 million, $25 million, $6 million and $33 million in the years ended December 31, 2009 and 2008, the period October 11, 2007 through December 31, 2007 and the period January 1, 2007 through October 10, 2007, respectively. See Note 14 for additional information related to the Thrift Plan.

22.	STOCK-BASED COMPENSATION

Successor—EFH Corp. 2007 Stock Incentive Plan

In December 2007, we established the 2007 Stock Incentive Plan for Key Employees of EFH Corp. and its Affiliates (2007 SIP). Incentive awards under the 2007 SIP may be granted to directors and officers and qualified managerial employees of EFH Corp. or its subsidiaries or affiliates in the form of non-qualified stock options, stock appreciation rights, restricted shares, deferred shares, shares of common stock, the opportunity to purchase shares of common stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of EFH Corp.’s shares of common stock. The 2007 SIP permits the grant of awards for 72 million shares of common stock, subject to adjustments under applicable laws for certain events, such as a change in control, and no such grants may be issued after December 26, 2017. Shares related to grants that are forfeited, terminated, cancelled, expire unexercised, withheld to satisfy tax withholding obligations, or are repurchased by the Company are available for new grants under the 2007 SIP.

Stock Options—Under the terms of the 2007 SIP, options to purchase 14.7 million, 33.1 million and 19.5 million shares of EFH Corp. common stock were granted to certain management employees in 2009, 2008 and December 2007, respectively. Of the options granted in 2009, 9.2 million were granted in exchange for previously granted options. Vested awards must be exercised within 10 years of the grant date. The options initially provided the holder the right to purchase EFH Corp. common stock for $5.00 per share. The terms of the options were fixed at grant date. The stock option awards under the 2007 SIP consist of three types of stock options. One-half of the options initially granted vest solely based upon continued employment over a specific period of time, generally five years, with the options vesting ratably on an annual basis over the period (Time-Based Options). One-half of the options initially granted vest based upon both continued employment and the achievement of targeted five-year EFH Corp. EBITDA levels (Performance-Based Options). The Performance-Based Options may also vest in part or in full upon the occurrence of certain specified liquidity events. All options remain exercisable for ten years from the date of grant. Prior to vesting, expenses are recorded if the achievement of the EBITDA levels is probable, and amounts recorded are adjusted or reversed if the probability of achievement of such levels changes. Probability of vesting is evaluated at least each quarter.

In October 2009, in consideration of the recent economic dislocation and the desire to provide incentives for retention, grantees of Performance-Based Options (excluding named executive officers and a small group of other employees) were provided an offer, which substantially all accepted, to exchange their unvested Performance-Based Options granted under the 2007 SIP with a strike price of $5.00 per share and a vesting schedule through October 2012 for new time-based stock options (Cliff-Vesting Options) granted under the 2007 SIP with a strike price of $3.50 per share (the then most recent market valuation of each share), with one-half of these options vesting in September 2012 and one-half of these options vesting in September 2014. Additionally, 3.1 million Cliff-Vesting Options were granted to certain Named Executive Officers and a small group of other employees under the 2007 SIP with a strike price of $3.50 per share, vesting in September 2014. Substantially all of this group of employees also accepted an offer to exchange half of their unvested Performance-Based Options under the 2007 SIP with a strike price of $5.00 per share and a vesting schedule through December 2012 for new time-based stock options granted under the 2007 SIP with a strike price of $3.50 per share, vesting in September 2014.

The fair value of all options granted was estimated using the Black-Scholes option pricing model and the assumptions noted in the table below. Since EFH Corp. is a private company, expected volatility is based on actual historical experience of comparable publicly-traded companies for a term corresponding to the expected life of the options. The expected life represents the period of time that options granted are expected to be outstanding and is calculated using the simplified method prescribed by the SEC Staff Accounting Bulletin No. 107. The simplified method was used since EFH Corp. does not have stock option history upon which to base the estimate of the expected life and data for similar companies was not reasonably available. The risk-free rate is based on the US Treasury security with terms equal to the expected life of the option as of the grant date.

	Successor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007
Assumptions	Time-Based Options			Performance-Based Options
Expected volatility	30%	30% – 33%	30%	30%	30%–33%	30%
Expected annual dividend	—	—	—	—	—	—
Expected life (in years)	6.4 -7.4	6.0 -6.5	6.4	5.3 -7.6	5.0 - 7.3	5.4 - 7.4
Risk-free rate	2.54% - 3.14%	1.51% - 3.50%	3.81%	2.51% - 3.25%	1.35% - 3.64%	3.92%

The weighted average grant-date fair value of the Time-Based Options granted in 2009, 2008 and December 2007 was $1.32, $1.89 and $1.92 per option, respectively. The weighted-average grant-date fair value of the Performance-Based Options granted in 2009, 2008 and December 2007 ranged from $1.16 to $1.91, $1.73 to $2.25 and $1.74 to $2.09, respectively, depending upon the performance period.

Compensation expense for Time-Based Options is based on the grant-date fair value and recognized over the vesting period as employees perform services. During 2009, 2008 and the 2007 Successor period, $8.6 million, $11.9 million and less than $100,000, respectively, was recognized as expense for Time-Based Options.

As of December 31, 2009, there was approximately $48.9 million of unrecognized compensation expense related to nonvested Time-Based Options, which is expected to be recognized ratably over a remaining weighted-average period of approximately three to five years.

A summary of Time-Based Options activity is presented below:

	Year Ended December 31, 2009
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Total outstanding at beginning of period	24.6	$5.00	$—
Granted	13.9	3.50	—
Exercised	—	—	—
Forfeited	(2.9)	5.00	—

Total outstanding at end of period (weighted average remaining term of 8—10 years)	35.6	4.42	—
Exercisable at end of period (weighted average remaining term of 8—10 years)	(4.7)	5.00	—
Expected forfeitures	(0.3)	5.00	—

Expected to vest at end of period (weighted average remaining term of 8—10 years)	30.6	4.32	—

	Year Ended December 31, 2008
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Total outstanding at beginning of period	9.8	$5.00	$—
Granted	16.8	5.00	—
Exercised	—	—	—
Forfeited	(2.0)	5.00	—

Total outstanding at end of period (weighted average remaining term of 9 years)	24.6	5.00	—
Exercisable at end of period (weighted average remaining term of 9 years)	(4.7)	5.00	—
Expected forfeitures	(0.4)	5.00	—

Expected to vest at end of period (weighted average remaining term of 9 years)	19.5	5.00	—

	Period from October 11, 2007 through December 31, 2007
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Total outstanding at beginning of period	—	$—	$—
Granted	9.8	5.00	—
Exercised	—	—	—
Forfeited	—	—	—

Total outstanding at end of period (weighted average remaining term of 10 years)	9.8	5.00	—
Exercisable at end of period (weighted average remaining term of 10 years)	—	—	—
Expected forfeitures	(0.5)	5.00	—

Expected to vest at end of period (weighted average remaining term of 10 years)	9.3	5.00	—

	Year Ended December 31, 2009		Year Ended December 31, 2008		Period from October 11, 2007 through December 31, 2007
Nonvested Options	Options (millions)	Weighted Average Grant-Date Fair Value	Options (millions)	Weighted Average Grant-Date Fair Value	Options (millions)	Grant-Date Fair Value
Total nonvested at beginning of period	19.9	$2.05	9.8	$1.92	—	$—
Granted	13.9	1.32	16.8	1.89	9.8	1.92
Vested	(4.7)	1.86	(4.7)	1.80	—	—
Forfeited	(2.9)	1.85	(2.0)	1.92	—	—

Total nonvested at end of period	26.2	1.67	19.9	2.05	9.8	1.92

Compensation expense for Performance-Based Options is based on the grant-date fair value and recognized over the requisite performance and service periods for each tranche of options depending upon the achievement of financial performance, or if certain liquidity events occur, as discussed above. No amounts were expensed in 2009 for Performance-Based Options because the 2009 EBITDA target was not met. Additionally, most participants’ Performance-Based Options were exchanged for Time-Based Options in 2009. Expense recognized for Performance-Based Options in 2008 totaled $8.1 million. No amounts were expensed in the 2007 Successor period for Performance-Based Options because the performance period for the first tranche of the options did not begin until January 1, 2008.

As of December 31, 2009, there was approximately $19.1 million of unrecognized compensation expense related to nonvested Performance-Based Options, which we could record as an expense over a remaining weighted-average period of approximately three to five years, subject to the achievement of financial performance being probable. A total of 4.8 million of the 2008 and none of the 2009 Performance-Based Options have vested.

A summary of Performance-Based Options activity is presented below:

	Year Ended December 31, 2009
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Outstanding at beginning of period	23.9	$5.00	$—
Granted	0.8	3.50	—
Exercised	—	—	—
Forfeited	(3.0)	5.00	—
Exchanged	(9.2)	5.00	—

Total outstanding at end of period (weighted average remaining term of 8—10 years)	12.5	4.90	—
Exercisable at end of period (weighted average remaining term of 8—10 years)	(4.8)	5.00	—
Expected forfeitures	(0.3)	5.00	—

Expected to vest at end of period (weighted average remaining term of 8—10 years)	7.4	4.90	—

	Year Ended December 31, 2008
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Outstanding at beginning of period	9.8	$5.00	$—
Granted	16.2	5.00	—
Exercised	—	—	—
Forfeited	(2.1)	5.00	—

Total outstanding at end of period (weighted average remaining term of 9 years)	23.9	5.00	—
Exercisable at end of period (weighted average remaining term of 9 years)	—	—	—
Expected forfeitures	(0.5)	5.00	—

Expected to vest at end of period (weighted average remaining term of 9 years)	23.4	5.00	—

	Period from October 11, 2007 through December 31, 2007
Options	Options (millions)	Weighted Average Exercise Price	Aggregate Intrinsic Value (millions)
Outstanding at beginning of period	—	$—	$—
Granted	9.8	5.00	—
Exercised	—	—	—
Forfeited	—	—	—

Total outstanding at end of period (weighted average remaining term of 10 years)	9.8	5.00	—
Exercisable at end of period (weighted average remaining term of 10 years)	—	—	—
Expected forfeitures	(0.5)	5.00	—

Expected to vest at end of period (weighted average remaining term of 10 years)	9.3	5.00	—

	Year Ended December 31, 2009		Year Ended December 31, 2008		Period from October 11, 2007 through December 31, 2007
Nonvested Options	Options (millions)	Grant-Date Fair Value	Options (millions)	Grant-Date Fair Value	Options (millions)	Grant-Date Fair Value
Total nonvested at beginning of period	23.9	$1.73 – 2.21	9.8	$1.74 – 2.09	—	$—
Granted	0.8	1.16 – 1.91	16.2	1.73 – 2.25	9.8	1.74 – 2.09
Vested	(4.8)	1.73 – 2.21	—	—	—	—
Forfeited	(3.0)	1.73 – 2.21	(2.1)	1.74 – 2.09	—	—
Exchanged	(9.2)	—	—	—	—	—

Total nonvested at end of period	7.7	1.16 – 2.11	23.9	1.73 – 2.21	9.8	1.74 – 2.09

Other Share and Share-Based Awards—In 2008, we granted 2.4 million deferred share awards, each of which represents the right to receive one share of EFH Corp. stock, to certain management employees who agreed to forego share-based awards that vested at the Merger date. The deferred share awards are fully vested and are payable in cash or stock upon the earlier of a change of control or separation of service. No expense was recorded in 2008 related to these awards. An additional 1.2 million deferred share awards were granted to certain management employees in 2008, approximately half of which are payable in cash or stock and the balance payable in stock; these awards vest over periods of one to five years, and $3.7 million and $2.2 million in expense was recorded in 2009 and 2008, respectively, to recognize the vesting. In 2009, 120 thousand deferred share awards were surrendered by an employee upon termination of employment. Deferred share awards that are payable in cash or stock are accounted for as liability awards; therefore, the effects of changes in value of EFH Corp. shares are recognized in earnings.

We granted 1.5 million shares of EFH Corp. stock in 2009, 1.7 million shares in 2008 and 1.0 million shares in 2007, to board members and other non-employees. The shares vest over periods of one to two years, and a portion may be settled in cash. Expense recognized in 2009, 2008 and 2007 related to these grants totaled $4.0 million, $8.2 million and $1 million, respectively.

Stock Appreciation Rights—In 2008, Oncor established the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan (the SARs Plan) under which certain employees of Oncor and its subsidiaries may be granted stock appreciation rights (SARs) payable in cash, or in some circumstances, Oncor units. Two types of SARs may be granted under the SARs Plan. Time-based SARs (Time SARs) vest solely based upon continued

employment ratably on an annual basis on each of the first five anniversaries of the grant date. Performance-based SARs (Performance SARs) vest based upon both continued employment and the achievement of a predetermined level of Oncor EBITDA over time, generally ratably over five years based upon annual Oncor EBITDA levels, with provisions for vesting if the annual levels are not achieved but cumulative two- or three-year total Oncor EBITDA levels are achieved. Time and Performance SARs may also vest in part or in full upon the occurrence of certain specified liquidity events and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of the Time and Performance SARs is conditioned upon the occurrence of a liquidity event, compensation expense will not be recorded until it is probable that a liquidity event will occur. Generally, awards under the SARs Plan terminate on the tenth anniversary of the grant, unless the participant’s employment is terminated earlier under certain circumstances.

In February 2009, Oncor implemented a similar plan for primarily non-employee members of Oncor’s board of directors. The terms and conditions are similar to the SARs Plan with the exception that SARs granted to non-employee board members vest in eight equal quarterly installments over a two-year period.

SARs are generally payable in cash based on the fair market value of the SAR on the date of exercise. No SARs were granted under the SARs Plan during the year ended December 31, 2009. Oncor granted 6.9 million Time SARs under the SARs Plan during the year ended December 31, 2008, and Time SARS vested at December 31, 2009 totaled 2.8 million. Oncor granted 6.9 million Performance SARs under the SARs Plan during the year ended December 31, 2008, and Performance SARs vested at December 31, 2009 totaled 1.4 million. Oncor granted 55 thousand SARs under the Director SARs Plan during the year ended December 31, 2009, and SARs vested under the Director SARs Plan at December 31, 2009 totaled 27.5 thousand. There were no SARs under either plan eligible for exercise at December 31, 2009.

Predecessor

Under our shareholder-approved long-term incentive plans, we provided discretionary awards to qualified management employees payable in EFH Corp. common stock. As presented below, the awards generally vested over a three-year period and the number of shares ultimately earned was based on the performance of EFH Corp.’s stock over the vesting period.

Awards Granted in 2007
Vesting period	Three years

Potential share pay-out as a percent of initial number of awards granted	0% to 100% (a)

Basis for pay-out percentage—actual EFH Corp. three-year share return compared to:	Share returns of companies comprising the S&P 500 Electric Utilities Index

Award type	Performance units payable in EFH Corp. stock upon vesting

(a)	For a small number of employees under employment agreements, potential share pay-out as a percent of initial number of awards granted was 0% to 200%, and the number of shares distributed was based 100% on EFH Corp.’s total share return over the vesting period compared to the total returns of companies comprising the Standard & Poor’s 500 Electric Utilities Index.

In addition, we established restrictions that limited certain employees’ opportunities to liquidate vested awards. For both restricted stock and performance unit awards, dividends over the vesting periods were converted to equivalent shares of EFH Corp. common stock to be distributed upon vesting.

The determination of the fair value of stock-based compensation awards at grant date was based on a Monte Carlo simulation. The more significant assumptions used in this valuation process were as follows:

•

Expected volatility of the stock price of EFH Corp. and peer group companies – expected volatility was determined based on historical stock price volatilities using daily stock price returns for the three years prior to the grant date.

•	The dividend rate for EFH Corp. and peer group companies was based on the observed dividend payments over the twelve months prior to grant date.

•	Risk-free rate (three-year US Treasury securities) during the three year vesting period.

•

Discount for liquidation restrictions—this factor estimated the discount for lack of marketability of vested awards due to the anticipated time for the approval and issuance of the awards, the black-out period immediately after the grant and additional holding requirements imposed on senior executives. This discount was determined based on an estimation of the cost of a protective put at the award date and is calculated using the Black-Scholes option pricing model using expected volatility assumptions based on historical and implied volatility as discussed above and a risk-free rate of return over the option period.

•

Change-in-control and no-change-in-control scenarios were considered. The change-in-control scenario was based on three different change-in-control dates each assigned projected probabilities. The change-in-control value was probability weighted with the value assuming no change of control

Assumptions	Period from January 1, 2007 through October 10, 2007
Expected volatility	29% – 30%
Expected annual dividend	—
Risk-free rate	4.8% – 4.9%
Discount for liquidity restrictions	0% – 4.8%

The following table presents information about Predecessor stock-based compensation plans.

Performance Unit Awards
Number of awards:
Balance—December 31, 2006	4,250,340

Granted in period from January 1, 2007 to October 10, 2007	474,000
Forfeited/expired	(41,492)
Vested/exercised	(4,682,848)

Balance at Merger closing date	—

Weighted average fair value—Period from January 1, 2007 through October 10, 2007
Outstanding—Beginning of year	$23.60
Granted	$67.08
Forfeited	$36.24
Vested	$28.30
Outstanding—October 10, 2007	$—

Weighted average fair value of awards granted in
Period from January 1, 2007 to October 10, 2007	$67.08

The table above reflects the weighted average fair value of the awards on grant date.

Reported expense related to the awards totaled $27 million ($18 million after-tax) in the period from January 1, 2007 through October 10, 2007. Such expenses are reported in SG&A expense, except for immaterial amounts capitalized.

The fair value of awards that vested in the period from January 1, 2007 through October 10, 2007 totaled $613 million based on the vesting date share prices.

Under the terms of the Merger Agreement, all outstanding Performance Unit awards were deemed to be vested at the date of the Merger. See Note 2.

23.	RELATED PARTY TRANSACTIONS

We incur an annual management fee under the terms of a management agreement with the Sponsor Group for which we accrued $36 million, $35 million and $8 million for the years ended December 31, 2009 and 2008 and the period October 11, 2007 to December 31, 2007, respectively. The fee is reported as SG&A expense in Corporate and Other activities. Also, under terms of the management agreement, affiliates of the Sponsor Group and Lehman Brothers Inc. were paid transaction fees of $300 million for certain services provided in connection with the Merger and related transactions. A portion of these fees was included in the purchase price that was allocated to identifiable assets and liabilities as part of purchase accounting, and the remainder was reported as deferred financing costs.

At the closing of the Merger, TCEH entered into the TCEH Senior Secured Facilities and Oncor entered into a revolving credit facility, each with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners, which is a member of the Sponsor Group. Affiliates of GS Capital Partners and Kohlberg Kravis Roberts & Co. L.P. (a member of the Sponsor Group) have from time to time engaged in commercial banking and financial advisory transactions with us in the normal course of business.

Affiliates of the Sponsor Group participated in debt exchange offers completed in November 2009 by EFH Corp., Intermediate Holding and EFIH Finance to exchange new senior secured notes for certain EFH Corp. and TCEH notes as discussed in Note 12 and in an EFH Corp. issuance of $500 million principal amount of senior secured notes completed in January 2010. Goldman, Sachs & Co. and KKR Capital Markets LLC acted as dealer managers and TPG Capital, L.P. served as an advisor in the exchange offers. Goldman, Sachs & Co. also acted as an initial purchaser in the issuance of senior secured notes. (See Note 12 for additional information.) These affiliates were compensated for their services in accordance with the terms of the respective agreements. These fees totaled $1 million for the year ended December 31, 2009.

Affiliates of Goldman Sachs & Co. are parties to certain commodity and interest rate hedging transactions with us in the normal course of business.

Affiliates of the Sponsor Group may sell or acquire debt or debt securities issued by us in open market transactions or through loan syndications.

24.	SEGMENT INFORMATION

Our operations are aligned into two reportable business segments: Competitive Electric and Regulated Delivery. The segments are managed separately because they are strategic business units that offer different products or services and involve different risks.

The Competitive Electric segment is engaged in competitive market activities consisting of electricity generation, the development and construction of new generation facilities, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales to residential and business customers, all largely in Texas. These activities are conducted by TCEH. The results of this segment also include equipment salvage and resale activities related to the 2007 cancellation of the development of eight new coal-fueled generation units discussed in Note 4.

The Regulated Delivery segment is engaged in regulated electricity transmission and distribution operations in Texas. These activities are conducted by Oncor, including its wholly owned bankruptcy-remote financing subsidiary.

Corporate and Other represents the remaining nonsegment operations consisting primarily of discontinued operations, general corporate expenses and interest on EFH Corp., Intermediate Holding and EFC Holdings debt.

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies in Note 1. We evaluate performance based on income from continuing operations. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Operating Revenues
Competitive Electric	$7,911	$9,787	$1,671	$6,884
Regulated Delivery	2,690	2,580	532	1,987
Corp. and Other	20	37	11	37
Eliminations	(1,075)	(1,040)	(220)	(864)

Consolidated	$9,546	$11,364	$1,994	$8,044

Regulated Revenues—Included in Operating Revenues
Competitive Electric	$—	$—	$—	$—
Regulated Delivery	2,690	2,580	532	1,987
Corp. and Other	—	—	—	—
Eliminations	(1,051)	(1,001)	(208)	(824)

Consolidated	$1,639	$1,579	$324	$1,163

Affiliated Revenues—Included in Operating Revenues
Competitive Electric	$8	$7	$2	$5
Regulated Delivery	1,051	1,001	208	824
Corp. and Other	16	32	10	35
Eliminations	(1,075)	(1,040)	(220)	(864)

Consolidated	$—	$—	$—	$—

Depreciation and Amortization
Competitive Electric	$1,172	$1,092	$315	$253
Regulated Delivery	557	492	96	366
Corp. and Other	25	26	4	15
Eliminations	—	—	—	—

Consolidated	$1,754	$1,610	$415	$634

Equity in Earnings (Losses) of Unconsolidated Subsidiaries (a)
Competitive Electric	$(7)	$(10)	$(2)	$(5)
Regulated Delivery	(2)	(4)	(1)	(2)
Corp. and Other	(3)	(5)	(1)	(4)
Eliminations	12	19	4	10

Consolidated	$—	$—	$—	$(1)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Interest Income
Competitive Electric	$64	$61	$10	$271
Regulated Delivery	43	45	12	44
Corp. and Other	147	100	42	106
Eliminations	(209)	(179)	(40)	(365)

Consolidated	$45	$27	$24	$56

Interest Expense and Related Charges
Competitive Electric	$1,946	$4,010	$609	$357
Regulated Delivery	346	317	70	242
Corp. and Other	829	787	200	437
Eliminations	(209)	(179)	(40)	(365)

Consolidated	$2,912	$4,935	$839	$671

Income Tax Expense (Benefit)
Competitive Electric	$407	$(450)	$(656)	$306
Regulated Delivery	173	221	30	160
Corp. and Other	(213)	(242)	(47)	(157)
Eliminations	—	—	—	—

Consolidated	$367	$(471)	$(673)	$309

Income (loss) from Continuing Operations
Competitive Electric	$631	$(8,929)	$(1,245)	$722
Regulated Delivery	320	(486)	63	265
Corp. and Other	(543)	(583)	(179)	(288)
Eliminations	—	—	—	—

Consolidated	$408	$(9,998)	$(1,361)	$699

Investment in Equity Investees
Competitive Electric	$42	$(2)	$(1)
Regulated Delivery	—	—	—
Corp. and Other	—	—	—
Eliminations	—	—	—

Consolidated	$42	$(2)	$(1)

Total assets (b)
Competitive Electric	$43,302	$43,061	$49,297
Regulated Delivery	16,246	15,772	15,458
Corp. and Other	4,355	3,526	2,992
Eliminations	(4,241)	(3,096)	(2,943)

Consolidated	$59,662	$59,263	$64,804

Capital Expenditures
Competitive Electric	$1,324	$1,914	$530	$1,901
Regulated Delivery	998	919	162	580
Corp. and Other	26	16	1	7
Eliminations	—	—	—	—

Consolidated	$2,348	$2,849	$693	$2,488

(a)	Amounts invested in equity investees were not material in any period presented.
(b)	Assets by segment exclude investments in affiliates.

25.	SUPPLEMENTARY FINANCIAL INFORMATION

Regulated Versus Unregulated Operations

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Operating revenues
Regulated	$2,690	$2,580	$532	$1,987
Unregulated	7,931	9,824	1,682	6,921
Intercompany sales eliminations—regulated	(1,051)	(1,001)	(208)	(824)
Intercompany sales eliminations—unregulated	(24)	(39)	(12)	(40)

Total operating revenues	9,546	11,364	1,994	8,044
Fuel, purchased power and delivery fees—unregulated (a)	(2,878)	(4,595)	(644)	(2,381)
Net gain (loss) from commodity hedging and trading activities—unregulated	1,736	2,184	(1,492)	(554)
Operating costs—regulated	(908)	(828)	(182)	(637)
Operating costs—unregulated	(690)	(675)	(124)	(470)
Depreciation and amortization—regulated	(557)	(492)	(96)	(366)
Depreciation and amortization—unregulated	(1,197)	(1,118)	(319)	(268)
Selling, general and administrative expenses—regulated	(194)	(164)	(45)	(134)
Selling, general and administrative expenses—unregulated	(874)	(793)	(171)	(557)
Franchise and revenue-based taxes—regulated	(250)	(255)	(62)	(198)
Franchise and revenue-based taxes—unregulated	(109)	(108)	(31)	(84)
Impairment of goodwill	(90)	(8,860)	—	—
Other income	204	80	14	69
Other deductions	(97)	(1,301)	(61)	(841)
Interest income	45	27	24	56
Interest expense and other charges	(2,912)	(4,935)	(839)	(671)

Income (loss) from continuing operations before income taxes	$775	$(10,469)	$(2,034)	$1,008

(a)	Includes unregulated cost of fuel consumed of $1.269 billion in 2009, $1.604 billion in 2008, $255 million in the period from October 11, 2007 through December 31, 2007 and $868 million in the period from January 1, 2007 through October 10, 2007. The balance represents energy purchased for resale and delivery fees net of intercompany eliminations.

Interest Expense and Related Charges

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Interest paid/accrued (including net amounts settled/accrued under interest rate swaps)	$3,479	$3,482	$800	$722
Unrealized mark-to-market net (gain) loss on interest rate swaps	(696)	1,477	—	—
Amortization of interest rate swap losses at dedesignation of hedge accounting	184	66	—	10
Amortization of fair value debt discounts resulting from purchase accounting	82	75	17	—
Amortization of debt issuance costs and discounts	140	146	81	19
Capitalized interest, primarily related to generation facility and regulated utility asset construction	(277)	(311)	(59)	(80)

Total interest expense and related charges	$2,912	$4,935	$839	$671

Restricted Cash

	Successor
	At December 31, 2009		At December 31, 2008
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to TCEH’s Letter of Credit Facility (See Note 12)	$—	$1,135	$—	$1,250
Amounts related to margin deposits held	1	—	4	—
Amounts related to securitization (transition) bonds	47	14	51	17

Total restricted cash	$48	$1,149	$55	$1,267

Inventories by Major Category

	Successor
	December 31, 2009	December 31, 2008
Materials and supplies	$248	$199
Fuel stock	204	162
Natural gas in storage	33	65

Total inventories	$485	$426

Property, Plant and Equipment

	Successor
	December 31, 2009	December 31, 2008
Competitive Electric:
Generation and mining	$20,755	$16,954
Nuclear fuel (net of accumulated amortization of $426 and $235)	430	433
Other assets	27	16
Regulated Delivery:
Transmission	3,917	3,626
Distribution	8,778	8,429
Other assets	174	166
Corporate and Other	161	138

Total	34,242	29,762
Less accumulated depreciation	6,633	5,321

Net of accumulated depreciation	27,609	24,441
Construction work in progress:
Competitive Electric	2,163	4,852
Regulated Delivery	321	213
Corporate and Other	15	16

Total construction work in progress	2,499	5,081

Property, plant and equipment—net	$30,108	$29,522

Depreciation expense totaled $1.454 billion, $1.355 billion, $297 million and $467 million for the years ended December 31, 2009 and 2008, the period October 11, 2007 through December 31, 2007 and the period January 1, 2007 through October 10, 2007, respectively, including $394 million, $330 million, $63 million and $235 million, respectively, related to Oncor.

We began depreciating two recently completed lignite-fueled generation units in the fourth quarter 2009.

Assets related to capitalized leases included above totaled $167 million at both December 31, 2009 and 2008, net of accumulated depreciation.

Asset Retirement Obligations

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal-fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to the recognition of the asset retirement costs for nuclear decommissioning, as all costs are recoverable through the regulatory process as part of Oncor’s rates.

The following table summarizes the changes to the asset retirement liability, reported in other noncurrent liabilities and deferred credits in the balance sheet, during the years ended December 31, 2009 and 2008:

Asset retirement liability at January 1, 2008	$773
Additions:
Accretion	48
Incremental mining reclamation costs	59
Reductions:
Payments, essentially all mining reclamation	(21)

Asset retirement liability at December 31, 2008	$859

Additions:
Accretion	59
Incremental mining reclamation costs	59
Reductions:
Payments, essentially all mining reclamation	(29)

Asset retirement liability at December 31, 2009	$948

Oncor’s Regulatory Assets and Liabilities

Recognition of regulatory assets and liabilities and the amortization periods over which they are expected to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of the regulatory assets and liabilities are provided in the table below. Amounts not earning a return through rate regulation are noted. On August 31, 2009, the PUCT issued a final order on Oncor’s rate review filed in June 2008. The rate review included a determination of the recoverability of regulatory assets as of December 31, 2007, including the recoverability period of those assets deemed allowable by the PUCT. The PUCT’s findings included denial of recovery of certain regulatory assets primarily related to business restructuring costs and rate case expenses, which resulted in a $25 million charge ($16 million after-tax) in the third quarter 2009 reported in other deductions in the Regulated Delivery segment.

	Remaining Rate Recovery/Amortization Period as of December 31, 2009	Carrying Amount
		December 31, 2009	December 31, 2008
Regulatory assets:
Generation-related regulatory assets securitized by transition bonds (a)	7 years	$759	$865
Employee retirement costs	5 years	80	—
Employee retirement costs to be reviewed (b)(c)	To be determined	41	100
Employee retirement liability (a)(c)(d)	To be determined	768	559
Self-insurance reserve (primarily storm recovery costs)—net	7 years	137	—
Self-insurance reserve to be reviewed (b)(c)	To be determined	106	214
Nuclear decommissioning cost under-recovery (a)(c)(e)	Not applicable	85	127
Securities reacquisition costs (pre-industry restructure)	8 years	62	68
Securities reacquisition costs (post-industry restructure)	Terms of related debt	27	29
Recoverable amounts for/in lieu of deferred income taxes—net	Life of related asset or liability	68	77
Rate case expenses (f)	Largely 3 years	9	10
Rate case expenses to be reviewed (b)(c)	To be determined	1	—
Advanced meter customer education costs	10 years	4	2
Deferred conventional meter depreciation	10 years	14	—
Energy efficiency performance bonus	1 year	9	—
Business restructuring costs (g)	Not applicable	—	20

Total regulatory assets		2,170	2,071

Regulatory liabilities:
Committed spending for demand-side management initiatives (a)	3 years	78	96
Deferred advanced metering system revenues	10 years	57	—
Investment tax credit and protected excess deferred taxes	Various	44	49
Over-collection of securitization (transition) bond revenues (a)	7 years	27	28
Other regulatory liabilities (a)	Various	5	6

Total regulatory liabilities		211	179

Net regulatory asset		$1,959	$1,892

(a)	Not earning a return in the regulatory rate-setting process.
(b)	Costs incurred since the period covered under the last rate review.
(c)	Recovery is specifically authorized by statute, subject to reasonableness review by the PUCT.
(d)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.
(e)	Offset by an intercompany payable to TCEH.
(f)	Rate case expenses totaling $4 million were disallowed by the PUCT and written off in the third quarter of 2009.
(g)	All previously recorded business restructuring costs were disallowed by the PUCT and written off in the third quarter of 2009.

As part of purchase accounting, the carrying value of the generation-related regulatory assets was reduced by $213 million, and this amount is being accreted to other income over the approximate nine-year recovery period remaining as of the date of the Merger.

In September 2008, the PUCT approved a settlement for Oncor to recover its estimated future investment for advanced metering deployment. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.023 billion over the 11-year recovery period and includes a cost recovery factor of $2.19 per month per residential retail customer and $2.39 to $5.15 per month for non-residential retail customers. We account for the difference between the surcharge billings for advanced metering facilities and the allowed revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability. Such differences arise principally as a result of timing of expenditures. As indicated in the table above, the regulatory liability at December 31, 2009 totaled $57 million.

See Note 6 for discussion of effects on regulatory assets and liabilities of the stipulation approved by the PUCT and Note 19 for additional information regarding nuclear decommissioning cost recovery.

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	Successor
	December 31, 2009	December 31, 2008
Uncertain tax positions (including accrued interest) (Note 8)	$1,999	$1,780
Retirement plan and other employee benefits	1,711	1,451
Asset retirement obligations	948	859
Unfavorable purchase and sales contracts	700	727
Liabilities related to subsidiary tax sharing agreement	321	299
Other	87	89

Total other noncurrent liabilities and deferred credits	$5,766	$5,205

Unfavorable Purchase and Sales Contracts—Unfavorable purchase and sales contracts primarily represent the extent to which contracts on a net basis were unfavorable to market prices as of the date of the Merger. These are contracts for which: (i) TCEH has made the “normal” purchase or sale election allowed or (ii) the contract did not meet the definition of a derivative under accounting standards related to derivative instruments and hedging transactions. Under purchase accounting, TCEH recorded the value as of October 10, 2007 as a deferred credit. Amortization of the deferred credit related to unfavorable contracts is primarily on a straight-line basis, which approximates the economic realization, and is recorded as revenues or a reduction of purchased power costs as appropriate. The amortization amount totaled $27 million and $30 million in 2009 and 2008, respectively, and $5 million in the 2007 Successor period. Favorable purchase and sales contracts are recorded as intangible assets (see Note 3).

The estimated amortization of unfavorable purchase and sales contracts for each of the next five fiscal years is as follows:

Year	Amount
2010	$27
2011	27
2012	27
2013	26
2014	25

Liabilities Related to Subsidiary Tax Sharing Agreement—Amount represents the previously recorded net deferred tax liabilities of Oncor related to the noncontrolling interests. Upon the sale of noncontrolling interests in Oncor (see Note 15), Oncor became a partnership for US federal income tax purposes, and the temporary differences which gave rise to the deferred taxes will, over time, become taxable to the noncontrolling interests. Under a tax sharing agreement among Oncor and its equity holders, Oncor reimburses the equity holders for federal income taxes as the partnership earnings become taxable to such holders. Accordingly, as the temporary differences become taxable, the equity holders will be reimbursed by Oncor. In the unlikely event such amounts are not reimbursed under the tax sharing agreement, it is probable they would be refunded to rate payers. The net changes in the liability for the year ended December 31, 2009 totaling $22 million reflected changes in temporary differences.

Supplemental Cash Flow Information

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Cash payments (receipts) related to continuing operations:
Interest paid (a)	$2,972	$3,495	$496	$674
Capitalized interest	(277)	(311)	(59)	(80)

Interest paid (net of capitalized interest) (a)	2,695	3,184	437	594
Income taxes	(42)	(204)	—	271
Noncash investing and financing activities:
Debt exchange transaction (Note 12)	(101)	—	—	—
Below market values of power sales agreements (b)	—	—	—	264
Noncash construction expenditures (c)	197	183	211	210
Promissory note issued in conjunction with acquisition of mining-related assets	—	—	—	65
Capital leases	15	16	—	52
Noncash capital contribution from Texas Holdings	—	—	23	—

(a)	Net of interest received on interest rate swaps.
(b)	Multi-year power sales agreement entered into with Alcoa Inc. and recorded as part of the construction work-in-process asset balance for the Sandow 5 coal-fueled generation unit.
(c)	Represents end-of-period accruals.

26.	SUPPLEMENTAL GUARANTOR CONDENSED FINANCIAL INFORMATION

In 2007, EFH Corp. issued $2.0 billion EFH Corp. 10.875% Notes and $2.5 billion EFH Corp. Toggle Notes (collectively, the EFH Corp. Senior Notes). In May 2009 and November 2009, EFH Corp. issued an additional $150 million and $159 million, respectively, of the EFH Corp. Toggle Notes. In November 2009, EFH Corp. issued $115 million EFH Corp. 9.75% Notes in exchange for certain outstanding debt securities (see Note 12). The EFH Corp. Senior Notes and 9.75% Notes are unconditionally guaranteed by EFC Holdings and Intermediate Holding, 100% owned subsidiaries of EFH Corp. (collectively, the Guarantors) on an unsecured basis except for the Intermediate Holding guarantee of the EFH Corp. 9.75% Notes, which is secured by a pledge of all membership interests and other investments Intermediate Holding owns or holds in Oncor Holdings or any of Oncor Holdings’ subsidiaries as described in Note 12. The guarantees issued by the Guarantors are full and unconditional, joint and several guarantees of the EFH Corp. Senior Notes and 9.75% Notes. The guarantees by EFC Holdings and the guarantee of the EFH Corp. Senior Notes by Intermediate Holding rank equally with any senior unsecured indebtedness of the Guarantors and rank effectively junior to all of the secured indebtedness of the Guarantors to the extent of the assets securing that indebtedness. All other subsidiaries of EFH Corp., either direct or indirect, do not guarantee the EFH Corp. Senior Notes and 9.75% Notes (collectively, the Non-Guarantors). The indentures governing the EFH Corp. Senior Notes and 9.75% Notes contain certain restrictions, subject to certain exceptions, on EFH Corp.’s ability to pay dividends or make investments. See Note 12.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered” in order to present the condensed consolidating statements of income and cash flows of EFH Corp. (the Parent/Issuer), the Guarantors and the Non-Guarantors for the years ended December 31, 2009 and 2008, the period from October 11, 2007 through December 31, 2007 and the period from January 1, 2007 through October 10, 2007 and the consolidating balance sheets as of December 31, 2009 and 2008 of the Parent/Issuer, the Guarantors and the Non-Guarantors. Investments in consolidated subsidiaries are accounted for under the equity method. The presentations reflect the application of SEC Staff Accounting Bulletin Topic 5-J, “Push Down Basis of Accounting Required in Certain Limited Circumstances”, including the effects of the push down of the $4.63 billion and $4.5 billion principal amount of EFH Corp. Senior Notes as of December 31, 2009 and 2008, respectively, and the $115 million principal amount of the EFH Corp. 9.75% Notes as of December 31, 2009 to the Guarantors (see Notes 12 and 13).
EFH Corp. (Parent) received dividends from its consolidated subsidiaries totaling $216 million, $329 million and $1.461 billion for the years ended December 31, 2009 and 2008 and the Predecessor period from January 1, 2007 through October 10, 2007, respectively. EFH Corp. also received a distribution of $1.253 billion indirectly from Oncor as discussed in Note 15. No dividends were received during the period from October 11, 2007 through December 31, 2007. See Note 14.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income

For the Year Ended December 31, 2009

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$9,546	$—	$9,546
Fuel, purchased power costs and delivery fees	—	—	(2,878)	—	(2,878)
Net gain from commodity hedging and trading activities	—	—	1,736	—	1,736
Operating costs	—	—	(1,598)	—	(1,598)
Depreciation and amortization	—	—	(1,754)	—	(1,754)
Selling, general and administrative expenses	(123)	—	(945)	—	(1,068)
Franchise and revenue-based taxes	—	—	(359)	—	(359)
Impairment of goodwill	—	—	(90)	—	(90)
Other income	49	—	114	41	204
Other deductions	(6)	—	(91)	—	(97)
Interest income	235	5	149	(344)	45
Interest expense and related charges	(981)	(570)	(2,258)	897	(2,912)

Income (loss) from continuing operations before income taxes and equity earnings of subsidiaries	(826)	(565)	1,572	594	775

Income tax (expense) benefit	268	188	(622)	(201)	(367)

Equity earnings of subsidiaries	902	965	—	(1,867)	—

Net income (loss)	344	588	950	(1,474)	408
Net income attributable to noncontrolling interests	—	—	(64)	—	(64)

Net income (loss) attributable to EFH Corp.	$344	$588	$886	$(1,474)	$344

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income

For the Year Ended December 31, 2008

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$11,364	$—	$11,364
Fuel, purchased power costs and delivery fees	—	—	(4,595)	—	(4,595)
Net gain from commodity hedging and trading activities	—	—	2,184	—	2,184
Operating costs	—	—	(1,503)	—	(1,503)
Depreciation and amortization	—	—	(1,610)	—	(1,610)
Selling, general and administrative expenses	(105)	—	(852)	—	(957)
Franchise and revenue-based taxes	—	1	(364)	—	(363)
Impairment of goodwill	—	—	(8,860)	—	(8,860)
Other income	—	—	80	—	80
Other deductions	(22)	—	(1,279)	—	(1,301)
Interest income	168	7	147	(295)	27
Interest expense and related charges	(919)	(537)	(4,298)	819	(4,935)

Income (loss) from continuing operations before income taxes and equity earnings of subsidiaries	(878)	(529)	(9,586)	524	(10,469)

Income tax (expense) benefit	291	180	176	(176)	471

Equity earnings of subsidiaries	(9,251)	(9,184)	—	18,435	—

Net loss	(9,838)	(9,533)	(9,410)	18,783	(9,998)
Net loss attributable to noncontrolling interests	—	—	160	—	160

Net loss attributable to EFH Corp.	$(9,838)	$(9,533)	$(9,250)	$18,783	$(9,838)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income

For the Period from October 11, 2007 through December 31, 2007

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$1,994	$—	$1,994
Fuel, purchased power costs and delivery fees	—	—	(644)	—	(644)
Net loss from commodity hedging and trading activities	—	—	(1,492)	—	(1,492)
Operating costs	—	—	(306)	—	(306)
Depreciation and amortization	—	—	(416)	1	(415)
Selling, general and administrative expenses	(17)	—	(198)	(1)	(216)
Franchise and revenue-based taxes	(1)	—	(92)	—	(93)
Other income	—	—	14	—	14
Other deductions	(54)	—	(7)	—	(61)
Interest income	54	6	32	(68)	24
Interest expense and related charges	(234)	(140)	(670)	205	(839)

Loss from continuing operations before income taxes and equity earnings of subsidiaries	(252)	(134)	(1,785)	137	(2,034)

Income tax benefit	53	28	637	(45)	673

Equity earnings of subsidiaries	(1,161)	(1,142)	—	2,303	—

Loss from continuing operations	(1,360)	(1,248)	(1,148)	2,395	(1,361)

Income from discontinued operations, net of tax effect	—	—	1	—	1

Net loss attributable to EFH Corp.	$(1,360)	$(1,248)	$(1,147)	$2,395	$(1,360)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income

For the Period from January 1, 2007 through October 10, 2007

(millions of dollars)

	Predecessor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$8,044	$—	$8,044
Fuel, purchased power costs and delivery fees	—	—	(2,381)	—	(2,381)
Net loss from commodity hedging and trading activities	—	—	(554)	—	(554)
Operating costs	—	—	(1,107)	—	(1,107)
Depreciation and amortization	—	—	(634)	—	(634)
Selling, general and administrative expenses	(58)	—	(633)	—	(691)
Franchise and revenue-based taxes	—	(1)	(282)	1	(282)
Other income	8	1	60	—	69
Other deductions	(108)	—	(733)	—	(841)
Interest income	133	210	368	(655)	56
Interest expense and related charges	(566)	(192)	(567)	654	(671)

Income (loss) from continuing operations before income taxes and equity earnings of subsidiaries	(591)	18	1,581	—	1,008

Income tax (expense) benefit	235	(2)	(542)	—	(309)

Equity earnings of subsidiaries	1,077	1,554	—	(2,631)	—

Income from continuing operations	721	1,570	1,039	(2,631)	699

Income from discontinued operations, net of tax effect	2	—	22	—	24

Net income attributable to EFH Corp.	$723	$1,570	$1,061	$(2,631)	$723

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2009

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(42)	$208	$1,977	$(432)	$1,711

Cash flows—financing activities:
Issuances of long-term borrowings	—	—	522	—	522
Retirements of long-term borrowings	(4)	(7)	(385)	—	(396)
Change in short-term borrowings	—	—	332	—	332
Contributions from noncontrolling interests	—	—	48	—	48
Distributions paid to noncontrolling interests	—	—	(56)	—	(56)
Cash dividends paid	—	(216)	(216)	432	—
Change in advances—affiliates	425	15	—	(440)	—
Other, net	5	—	(33)	—	(28)

Cash provided by (used in) financing activities	426	(208)	212	(8)	422

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(2,545)	—	(2,545)
Money market fund redemptions	—	—	142	—	142
Investment posted with derivative counterparty	(400)	—	—	—	(400)
Net proceeds from sale of majority interest in natural gas gathering pipeline business	—	—	40	—	40
Reduction of restricted cash related to letter of credit facility	—	—	115	—	115
Proceeds from sale of environmental allowances and credits	—	—	19	—	19
Purchases of environmental allowances and credits	—	—	(19)	—	(19)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	3,064	—	3,064
Investments in nuclear decommissioning trust fund securities	—	—	(3,080)	—	(3,080)
Change in advances—affiliates	—	—	(440)	440	—
Other, net	—	—	31	—	31

Cash provided by (used in) investing activities	(400)	—	(2,673)	440	(2,633)

Net change in cash and cash equivalents	(16)	—	(484)	—	(500)
Cash and cash equivalents—beginning balance	1,075	—	614	—	1,689

Cash and cash equivalents—ending balance	$1,059	$—	$130	$—	$1,189

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Year Ended December 31, 2008

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(251)	$(924)	$832	$1,848	$1,505

Cash flows—financing activities:
Issuances of securities/long-term borrowings:
Long-term debt	—	—	3,185	—	3,185
Common stock	34	—	—	—	34
Retirements/repurchases of securities/long-term borrowings:
Long-term debt	(200)	(7)	(960)	—	(1,167)
Common stock	(3)	—	—	—	(3)
Change in short-term borrowings	—	—	(481)	—	(481)
Proceeds from sale of noncontrolling interests, net of transaction costs	1,253	1,253	1,253	(2,506)	1,253
Cash dividends paid	—	(329)	(329)	658	—
Change in advances—affiliates	205	7	—	(212)	—
Other, net	—	—	16	—	16

Cash provided by (used in) financing activities	1,289	924	2,684	(2,060)	2,837

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(2,978)	—	(2,978)
Investments held in money market fund	—	—	(142)	—	(142)
Proceeds from sale of environmental allowances and credits	—	—	39	—	39
Purchases of environmental allowances and credits	—	—	(34)	—	(34)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	1,623	—	1,623
Investments in nuclear decommissioning trust fund securities	—	—	(1,639)	—	(1,639)
Change in advances—affiliates	—	—	(212)	212	—
Other, net	5	—	192	—	197

Cash provided by (used in) investing activities	5	—	(3,151)	212	(2,934)

Net change in cash and cash equivalents	1,043	—	365	—	1,408
Cash and cash equivalents—beginning balance	32	—	249	—	281

Cash and cash equivalents—ending balance	$1,075	$—	$614	$—	$1,689

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

Period from October 11, 2007 through December 31, 2007

(millions of dollars)

	Successor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities of continuing operations	$170	$(311)	$(309)	$—	$(450)

Cash flows—financing activities:
Issuance of securities:
Equity financing from Sponsor Group	8,236	—	—	—	8,236
Long-term debt	9,000	—	33,732	—	42,732
Retirements/repurchases of long-term debt	(5,522)	(4)	(9,869)	—	(15,395)
Change in short-term borrowings	—	—	(722)	—	(722)
Change in advances—affiliates	33	—	—	(33)	—
Contributions to parent	—	(21,000)	(21,000)	42,000	—
Other, net	(400)	1	(587)	—	(986)

Cash provided by (used in) financing activities	11,347	(21,003)	1,554	41,967	33,865

Cash flows—investing activities:
Acquisition of EFH Corp.	(32,694)	—	—	—	(32,694)
Contribution from subsidiaries	21,000	21,000	—	(42,000)	—
Capital expenditures and nuclear fuel	(2)	—	(705)	—	(707)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	831	—	831
Investments in nuclear decommissioning trust fund securities	—	—	(835)	—	(835)
Proceeds from letter of credit facility deposited with trustee	—	—	(1,250)	—	(1,250)
Change in advances—affiliates	—	314	(347)	33	—
Other, net	(3)	—	95	—	92

Cash provided by (used in) investing activities	(11,699)	21,314	(2,211)	(41,967)	(34,563)

Cash flows—discontinued operations:
Operating activities	—	—	(7)	—	(7)
Financing activities	—	—	—	—	—
Investing activities	—	—	—	—	—

Cash used in discontinued operations	—	—	(7)	—	(7)

Net change in cash and equivalents	(182)	—	(973)	—	(1,155)
Cash and cash equivalents—beginning balance	214	—	1,222	—	1,436

Cash and cash equivalents—ending balance	$32	$—	$249	$—	$281

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

Period from January 1, 2007 through October 10, 2007

(millions of dollars)

	Predecessor
	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided by operating activities of continuing operations	$1,129	$1,468	$2,590	$(2,922)	$2,265

Cash flows—financing activities:
Issuance of securities:
Long-term debt	—	—	1,800	—	1,800
Common stock	1	—	—	—	1
Retirements/repurchases of securities:
Long-term debt	(1)	(13)	(431)	—	(445)
Common stock	(13)	—	—	—	(13)
Change in short-term borrowings	—	—	949	—	949
Cash dividends paid	(788)	(1,461)	(1,461)	2,922	(788)
Change in advances—affiliates	50	—	—	(50)	—
Other, net	(93)	—	(17)	—	(110)

Cash provided by (used in) financing activities	(844)	(1,474)	840	2,872	1,394

Cash flows—investing activities:
Capital expenditures and nuclear fuel	(70)	—	(2,447)	—	(2,517)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	602	—	602
Investments in nuclear decommissioning trust fund securities	—	—	(614)	—	(614)
Change in advances—affiliates	—	6	(56)	50	—
Other, net	(1)	—	247	—	246

Cash provided by (used in) investing activities	(71)	6	(2,268)	50	(2,283)

Cash flows—discontinued operations:
Operating activities	—	—	35	—	35
Financing activities	—	—	—	—	—
Investing activities	—	—	—	—	—

Cash provided by discontinued operations	—	—	35	—	35

Net change in cash and equivalents	214	—	1,197	—	1,411
Cash and cash equivalents—beginning balance	—	—	25	—	25

Cash and cash equivalents—ending balance	$214	$—	$1,222	$—	$1,436

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at December 31, 2009

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,059	$—	$130	$—	$1,189
Investment posted with counterparty	425	—	—	—	425
Restricted cash	—	—	48	—	48
Advances to affiliates	471	5	—	(476)	—
Trade accounts receivable—net	8	2	1,253	(3)	1,260
Income taxes receivable	23	2	—	(25)	—
Accounts receivable from affiliates	—	—	22	(22)	—
Notes receivable from affiliates	114	—	1,469	(1,583)	—
Inventories	—	—	485	—	485
Commodity and other derivative contractual assets	52	—	2,339	—	2,391
Accumulated deferred income taxes	—	3	11	(9)	5
Margin deposits related to commodity positions	—	—	187	—	187
Other current assets	2	—	134	—	136

Total current assets	2,154	12	6,078	(2,118)	6,126

Restricted cash	—	—	1,149	—	1,149
Investments	4,586	3,634	682	(8,152)	750
Property, plant and equipment—net	—	—	30,108	—	30,108
Notes receivable from affiliates	12	—	2,236	(2,248)	—
Goodwill	—	—	14,316	—	14,316
Intangible assets—net	—	—	2,876	—	2,876
Regulatory assets—net	—	—	1,959	—	1,959
Commodity and other derivative contractual assets	—	—	1,533	—	1,533
Accumulated deferred income taxes	647	111	—	(758)	—
Unamortized debt issuance costs and other noncurrent assets	108	99	733	(95)	845

Total assets	$7,507	$3,856	$61,670	$(13,371)	$59,662

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$—	$—	$1,569	$—	$1,569
Advances from affiliates	—	—	476	(476)	—
Long-term debt due currently	—	8	409	—	417
Trade accounts payable	4	—	892	—	896
Accounts payable to affiliates	16	6	—	(22)	—
Notes payable to affiliates	1,406	27	150	(1,583)	—
Commodity and other derivative contractual liabilities	82	—	2,310	—	2,392
Margin deposits related to commodity positions	—	—	520	—	520
Accumulated deferred income taxes	9	—	—	(9)	—
Accrued interest	119	93	408	(94)	526
Other current liabilities	7	—	761	(24)	744

Total current liabilities	1,643	134	7,495	(2,208)	7,064

Accumulated deferred income taxes	—	—	6,764	(633)	6,131
Investment tax credits	—	—	37	—	37
Commodity and other derivative contractual liabilities	—	—	1,060	—	1,060
Notes or other liabilities due affiliates	2,019	—	229	(2,248)	—
Long-term debt, less amounts due currently	6,626	4,975	34,740	(4,901)	41,440
Other noncurrent liabilities and deferred credits	466	3	5,297	—	5,766

Total liabilities	10,754	5,112	55,622	(9,990)	61,498

EFH Corp. shareholders’ equity	(3,247)	(1,256)	4,637	(3,381)	(3,247)
Noncontrolling interests in subsidiaries	—	—	1,411	—	1,411

Total equity	(3,247)	(1,256)	6,048	(3,381)	(1,836)

Total liabilities and equity	$7,507	$3,856	$61,670	$(13,371)	$59,662

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at December 31, 2008

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,075	$—	$614	$—	$1,689
Investments held in money market fund	—	—	142	—	142
Restricted cash	—	—	55	—	55
Advances to affiliates	403	7	—	(410)	—
Trade accounts receivable—net	3	—	1,216	—	1,219
Income taxes receivable	—	—	128	(86)	42
Accounts receivable from affiliates	—	—	3	(3)	—
Notes receivable from affiliates	—	—	633	(633)	—
Inventories	—	—	426	—	426
Commodity and other derivative contractual assets	143	—	2,391	—	2,534
Accumulated deferred income taxes	—	—	80	(36)	44
Margin deposits related to commodity positions	—	—	439	—	439
Other current assets	6	—	159	—	165

Total current assets	1,630	7	6,286	(1,168)	6,755

Restricted cash	—	—	1,267	—	1,267
Investments	3,758	2,652	579	(6,344)	645
Property, plant and equipment—net	—	—	29,522	—	29,522
Notes receivable from affiliates	12	—	2,273	(2,285)	—
Goodwill	—	—	14,386	—	14,386
Intangible assets—net	—	—	2,993	—	2,993
Regulatory assets—net	—	—	1,892	—	1,892
Commodity and other derivative contractual assets	—	—	962	—	962
Accumulated deferred income taxes	575	6	—	(581)	—
Unamortized debt issuance costs and other noncurrent assets	130	111	711	(111)	841

Total assets	$6,105	$2,776	$60,871	$(10,489)	$59,263

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$—	$—	$1,237	$—	$1,237
Advances from affiliates	—	—	410	(410)	—
Long-term debt due currently	3	8	374	—	385
Trade accounts payable	8	—	1,135	—	1,143
Accounts payable to affiliates	—	3	—	(3)	—
Notes payable to affiliates	585	13	35	(633)	—
Commodity and other derivative contractual liabilities	178	—	2,730	—	2,908
Margin deposits related to commodity positions	—	—	525	—	525
Accumulated deferred income taxes	36	—	—	(36)	—
Accrued interest	110	87	413	(86)	524
Other current liabilities	111	—	587	(86)	612

Total current liabilities	1,031	111	7,446	(1,254)	7,334

Accumulated deferred income taxes	—	—	6,648	(581)	6,067
Investment tax credits	—	—	42	—	42
Commodity and other derivative contractual liabilities	—	—	2,095	—	2,095
Notes or other liabilities due affiliates	2,019	—	266	(2,285)	—
Long-term debt, less amounts due currently	6,340	4,597	34,401	(4,500)	40,838
Other noncurrent liabilities and deferred credits	388	1	4,817	(1)	5,205

Total liabilities	9,778	4,709	55,715	(8,621)	61,581

EFH Corp. shareholders’ equity	(3,673)	(1,933)	3,801	(1,868)	(3,673)
Noncontrolling interests in subsidiaries	—	—	1,355	—	1,355

Total equity	(3,673)	(1,933)	5,156	(1,868)	(2,318)

Total liabilities and equity	$6,105	$2,776	$60,871	$(10,489)	$59,263

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2009 Form 10-K	EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2009

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain of our debt arrangements. See the definition of EBITDA below. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. We are providing Adjusted EBITDA elsewhere herein for the quarter ended June 30, 2010 (see reconciliation in Annex B) solely because of the important role that Adjusted EBITDA plays in respect of the certain covenants contained in our debt arrangements. We do not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, we do not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, our presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

Competitive Electric segment	Refers to the EFH Corp. business segment that consists principally of TCEH.

CREZ	Competitive Renewable Energy Zone

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct subsidiary of EFH Corp. and the direct parent of TCEH.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include TCEH and Oncor.

EFH Corp. Senior Notes	Refers collectively to EFH Corp.’s 10.875% Senior Notes due November 1, 2017 (EFH Corp. 10.875% Notes) and EFH Corp.’s 11.25%/12.00% Senior Toggle Notes due November 1, 2017 (EFH Corp. Toggle Notes).

EFH Corp. Senior Secured Notes	Refers collectively to EFH Corp.’s 9.75% Senior Secured Notes due October 15, 2019 (EFH Corp. 9.75% Notes) and EFH Corp.’s 10.000% Senior Secured Notes due January 15, 2020 (EFH Corp. 10% Notes).

EFIH Finance	Refers to EFIH Finance Inc., a direct, wholly-owned subsidiary of Intermediate Holding, formed for the sole purpose of serving as co-issuer with Intermediate Holding of certain debt securities.

EFIH Notes	Refers to Intermediate Holding’s and EFIH Finance’s 9.75% Senior Secured Notes due October 15, 2019.

EPA	US Environmental Protection Agency

EPC	engineering, procurement and construction

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of various electricity systems within Texas

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

GAAP	generally accepted accounting principles

GHG	greenhouse gas

GWh	gigawatt-hours

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

kWh	kilowatt-hours

Lehman	Refers to certain subsidiaries of Lehman Brothers Holdings Inc., which filed for bankruptcy under Chapter 11 of the US Bankruptcy Code in 2008.

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Market heat rate	Heat rate is a measure of the efficiency of converting a fuel source to electricity. Market heat rate is the implied relationship between wholesale electricity prices and natural gas prices and is calculated by dividing the wholesale market price of electricity, which is based on the price offer of the marginal supplier in ERCOT (generally natural gas plants), by the market price of natural gas. Forward wholesale electricity market price quotes in ERCOT are generally limited to two or three years; accordingly, forward market heat rates are generally limited to the same time period. Forecasted market heat rates for time periods for which market price quotes are not available are based on fundamental economic factors and forecasts, including electricity supply, demand growth, capital costs associated with new construction of generation supply, transmission development and other factors.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

MMBtu	million British thermal units

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

MW	megawatts

MWh	megawatt-hours

NRC	US Nuclear Regulatory Commission

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., and/or its consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context, that is engaged in regulated electricity transmission and distribution activities.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

Regulated Delivery segment	Refers to the EFH Corp. business segment, which consists of the operations of Oncor.

REP	retail electric provider

RRC	Railroad Commission of Texas, which among other things, has oversight of lignite mining activity in Texas

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Inc. (a credit rating agency)

SEC	US Securities and Exchange Commission

Securities Act	Securities Act of 1933, as amended

SG&A	selling, general and administrative

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context, that are engaged in electricity generation and wholesale and retail energy markets activities. Its major subsidiaries include Luminant and TXU Energy.

TCEH Finance	Refers to TCEH Finance, Inc., a direct, wholly-owned subsidiary of TCEH, formed for the sole purpose of serving as co-issuer with TCEH of certain debt securities.

TCEH Senior Notes	Refers collectively to TCEH’s 10.25% Senior Notes due November 1, 2015 and 10.25% Senior Notes due November 1, 2015 Series B (collectively, TCEH 10.25% Notes) and TCEH’s 10.50%/11.25% Senior Toggle Notes due November 1, 2016 (TCEH Toggle Notes).

TCEH Senior Secured Facilities	Refers collectively to the TCEH Initial Term Loan Facility, TCEH Delayed Draw Term Loan Facility, TCEH Revolving Credit Facility, TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility. See Note 6 to Financial Statements for details of these facilities.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is not affiliated with EFH Corp., any of its subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

TXU Gas	TXU Gas Company, a former subsidiary of EFH Corp.

US	United States of America

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(Unaudited)

(millions of dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Operating revenues	$1,993	$2,342	$3,992	$4,481
Fuel, purchased power costs and delivery fees	(1,074)	(700)	(2,121)	(1,301)
Net gain (loss) from commodity hedging and trading activities	67	(248)	1,280	880
Operating costs	(229)	(395)	(426)	(783)
Depreciation and amortization	(350)	(423)	(692)	(830)
Selling, general and administrative expenses	(185)	(270)	(373)	(516)
Franchise and revenue-based taxes	(26)	(79)	(49)	(165)
Impairment of goodwill	—	—	—	(90)
Other income (Note 16)	211	13	244	26
Other deductions (Note 16)	(7)	(7)	(18)	(18)
Interest income	—	11	9	12
Interest expense and related charges (Note 16)	(1,122)	(431)	(2,074)	(1,096)

Income (loss) before income taxes and equity in earnings of unconsolidated subsidiaries	(722)	(187)	(228)	600

Income tax (expense) benefit	237	48	35	(285)

Equity in earnings of unconsolidated subsidiaries (net of tax) (Note 2)	59	—	122	—

Net income (loss)	(426)	(139)	(71)	315

Net income attributable to noncontrolling interests	—	(16)	—	(28)

Net income (loss) attributable to EFH Corp.	$(426)	$(155)	$(71)	$287

See Notes to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(Unaudited)

(millions of dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Net income (loss)	$(426)	$(139)	$(71)	$315

Other comprehensive income (loss), net of tax effects:

Reclassification of pension and other retirement benefit costs (net of tax benefit of $2, $—, $— and $—)	(4)	—	—	—

Cash flow hedges:
Net increase (decrease) in fair value of derivatives (net of tax benefit of $—, $—, $— and $9)	—	1	—	(16)
Derivative value net loss related to hedged transactions recognized during the period and reported in net income (loss) (net of tax benefit of $8, $17, $18 and $32)	17	32	36	58

Total effect of cash flow hedges	17	33	36	42

Total adjustments to net income (loss)	13	33	36	42

Comprehensive income (loss) operations	(413)	(106)	(35)	357

Comprehensive income attributable to noncontrolling interests	—	(16)	—	(28)

Comprehensive income (loss) attributable to EFH Corp.	$(413)	$(122)	$(35)	$329

See Notes to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited)

(millions of dollars)

	Six Months Ended June 30,
	2010	2009
Cash flows—operating activities:
Net income (loss)	$(71)	$315
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	881	1,045
Deferred income tax expense—net	3	223
Impairment of goodwill	—	90
Increase of toggle notes in lieu of cash interest (Note 6)	269	248
Unrealized net gains from mark-to-market valuations of commodity positions	(848)	(710)
Unrealized net (gains) losses from mark-to-market valuations of interest rate swaps	361	(665)
Equity in earnings of unconsolidated subsidiaries	(122)	—
Distributions of earnings from unconsolidated subsidiaries	87	—
Net gain on debt exchanges (Note 6)	(143)	—
Bad debt expense (Note 5)	59	41
Stock-based incentive compensation expense	13	12
Losses on dedesignated cash flow hedges (interest rate swaps)	53	84
Net gain on sale of assets	(81)	—
Other, net	1	(3)
Changes in operating assets and liabilities:
Impact of accounts receivable securitization program (Note 5)	(383)	80
Margin deposits—net	25	98
Deferred advanced metering system revenues	—	37
Other operating assets and liabilities	30	(391)

Cash provided by operating activities	134	504

Cash flows—financing activities:
Issuances of long-term debt (Note 6)	500	435
Repayments and repurchases of long-term debt (Note 6)	(401)	(228)
Net short-term borrowings under accounts receivable securitization program (Note 5)	158	—
Increase (decrease) in other short-term borrowings (Note 6)	(218)	205
Decrease in note payable to unconsolidated subsidiary	(17)	—
Contributions from noncontrolling interests	14	32
Distributions paid to noncontrolling interests	—	(17)
Debt exchange and issuance costs	(15)	(4)
Other, net	18	21

Cash provided by financing activities	39	444

Cash flows—investing activities:
Capital expenditures	(571)	(1,277)
Nuclear fuel purchases	(66)	(87)
Money market fund redemptions	—	142
Investment redeemed/(posted) with derivative counterparty (Note 11)	400	(400)
Proceeds from sale of assets	141	1
Reduction of letter of credit facility deposited with trustee (Note 6)	—	115
Other changes in restricted cash	(5)	14
Proceeds from sales of environmental allowances and credits	6	7
Purchases of environmental allowances and credits	(10)	(14)
Proceeds from sales of nuclear decommissioning trust fund securities	803	2,231
Investments in nuclear decommissioning trust fund securities	(811)	(2,238)
Other, net	(9)	28

Cash used in investing activities	(122)	(1,478)

Net change in cash and cash equivalents	51	(530)
Effects of deconsolidation of Oncor Holdings	(29)	—
Cash and cash equivalents—beginning balance	1,189	1,689

Cash and cash equivalents—ending balance	$1,211	$1,159

See Notes to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(millions of dollars)

	June 30, 2010	December 31, 2009 (see Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$1,211	$1,189
Investment posted with counterparty (Note 11)	—	425
Restricted cash (Note 16)	6	48
Trade accounts receivable—net (2010 includes $880 in pledged amounts related to a VIE (Notes 3 and 5))	1,280	1,260
Inventories	401	485
Commodity and other derivative contractual assets (Note 11)	2,857	2,391
Accumulated deferred income taxes	169	5
Margin deposits related to commodity positions	173	187
Other current assets	76	136

Total current assets	6,173	6,126
Restricted cash (Note 16)	1,135	1,149
Receivables from unconsolidated subsidiary (Note 14)	1,270	—
Investments in unconsolidated subsidiaries (Note 2)	5,450	44
Other investments (Note 16)	628	706
Property, plant and equipment—net (Note 16)	20,770	30,108
Goodwill (Note 4)	10,252	14,316
Identifiable intangible assets—net (Note 4)	2,513	2,876
Regulatory assets—net	—	1,959
Commodity and other derivative contractual assets (Note 11)	2,132	1,533
Other noncurrent assets, principally unamortized debt issuance costs	719	845

Total assets	$51,042	$59,662

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings (2010 includes $158 related to a VIE (Notes 3 and 6))	$893	$1,569
Long-term debt due currently (Note 6)	253	417
Trade accounts payable	724	896
Net payables due to unconsolidated subsidiary (Note 14)	218	—
Commodity and other derivative contractual liabilities (Note 11)	2,648	2,392
Margin deposits related to commodity positions	530	520
Accrued interest	457	526
Other current liabilities	352	744

Total current liabilities	6,075	7,064

Accumulated deferred income taxes	4,953	6,131
Investment tax credits	—	37
Commodity and other derivative contractual liabilities (Note 11)	1,336	1,060
Notes or other liabilities due to unconsolidated subsidiary (Note 14)	347	—
Long-term debt, less amounts due currently (Note 6)	36,768	41,440
Other noncurrent liabilities and deferred credits (Note 16)	4,771	5,766

Total liabilities	54,250	61,498

Commitments and Contingencies (Note 7)

Equity (Note 8):
EFH Corp. shareholders’ equity	(3,269)	(3,247)
Noncontrolling interests in subsidiaries	61	1,411

Total equity	(3,208)	(1,836)

Total liabilities and equity	$51,042	$59,662

See Notes to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

See Notes to Financial Statements.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EFH Corp., a Texas corporation, is a Dallas-based holding company with operations consisting principally of our TCEH and Oncor subsidiaries. TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas, including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Oncor is a majority (approximately 80%) owned subsidiary engaged in regulated electricity transmission and distribution operations in Texas. See Note 3 regarding the deconsolidation of Oncor (and its majority owner, Oncor Holdings) as a result of amended consolidation accounting standards related to variable interest entities (VIEs) effective January 1, 2010.

References in this report to “we,” “our,” “us” and “the company” are to EFH Corp. and/or its subsidiaries, TCEH and/or its subsidiaries, or Oncor and/or its subsidiary as apparent in the context. See “Glossary” for other defined terms.

Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor. Such measures include, among other things: the sale of a 19.75% equity interest in Oncor to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; Oncor’s board of directors being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of any member of the Texas Holdings Group. Moreover, Oncor’s operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

We have two reportable segments: the Competitive Electric segment, which is comprised principally of TCEH, and the Regulated Delivery segment, which is comprised of Oncor and its wholly-owned bankruptcy-remote financing subsidiary. See Note 15 for further information concerning reportable business segments.

Basis of Presentation

The condensed consolidated financial statements have been prepared in accordance with US GAAP and on the same basis as the audited financial statements included in the EFH Corp. 2009 Form 10-K with the exception of the prospective adoption of amended guidance regarding consolidation accounting standards related to VIEs that resulted in the deconsolidation of Oncor Holdings as discussed in Note 3 and amended guidance regarding transfers of financial assets that resulted in the accounts receivable securitization program no longer being accounted for as a sale of accounts receivable and the funding under the program now reported as short-term borrowings as discussed in Note 5. Investments in unconsolidated subsidiaries, which are 50% or less owned and/or do not meet accounting standards criteria for consolidation, are accounted for under the equity method (see Notes 2 and 3). All adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been included therein. All intercompany items and transactions have been eliminated in consolidation. All acquisitions of outstanding debt for cash, including the notes that had been issued in lieu of cash interest, are presented in the financing activities section of the statement of cash flows. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the audited financial statements and related notes included in the EFH Corp. 2009 Form 10-K. The results of operations for an interim period may not give a true indication of results for a full year. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated.

Use of Estimates

Preparation of financial statements requires estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Changes in Accounting Standards

In June 2009, the FASB issued new guidance that requires reconsideration of consolidation conclusions for all VIEs and other entities with which we are involved. We adopted this new guidance as of January 1, 2010. See Note 3 for discussion of our evaluation of VIEs and the resulting deconsolidation of Oncor Holdings and its subsidiaries that resulted in our investment in Oncor Holdings and its subsidiaries being prospectively reported as an equity method investment. There were no other material effects on our financial statements as a result of the adoption of this new guidance.

In June 2009, the FASB issued new guidance regarding accounting for transfers of financial assets that eliminates the concept of a qualifying special purpose entity, changes the requirements for derecognizing financial assets and requires additional disclosures. We adopted this new guidance as of January 1, 2010. Accordingly, the trade accounts receivable amounts under the accounts receivable securitization program discussed in Note 5 are prospectively reported as pledged balances, and the related funding amounts are reported as short-term borrowings. Prior to January 1, 2010, the activity was accounted for as a sale of accounts receivable in accordance with previous accounting standards, which resulted in the funding being recorded as a reduction of accounts receivable. This new guidance does not impact the covenant-related ratio calculations in our debt agreements.

2.	EQUITY METHOD INVESTMENTS

Investments in unconsolidated subsidiaries consisted of the following:

	June 30, 2010	December 31, 2009
Investment in Oncor Holdings (100% owned) (a)	$5,450	$—
Investment in natural gas gathering pipeline business (25% owned) (b)	—	44

Total investments in unconsolidated subsidiaries	$5,450	$44

(a)	Oncor Holdings was deconsolidated effective January 1, 2010 (see Notes 1 and 3).
(b)	A controlling interest in this previously consolidated subsidiary was sold in 2009, and the remaining interests were sold in June 2010.

Oncor Holdings

Effective January 1, 2010, we account for our investment in Oncor Holdings under the equity method (see Note 3). Prior to this date, Oncor Holdings was a consolidated subsidiary. Oncor Holdings owns approximately 80% of Oncor (an SEC registrant), which is engaged in regulated electricity transmission and distribution operations in Texas. Distribution revenues from TCEH represented 37% of total revenues for Oncor Holdings for both the six months ended June 30, 2010 and 2009. Condensed statements of consolidated income of Oncor Holdings for the three and six months ended June 30, 2010 and 2009 are presented below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Operating revenues	$702	$653	$1,405	$1,266
Operation and maintenance expenses	(252)	(230)	(501)	(456)
Depreciation and amortization	(164)	(132)	(331)	(258)
Taxes other than income taxes	(93)	(90)	(187)	(187)
Other income	9	10	19	20
Other deductions	(2)	(4)	(3)	(8)
Interest income	9	10	19	19
Interest expense and related charges	(86)	(87)	(170)	(171)

Income before income taxes	123	130	251	225
Income tax expense	(49)	(48)	(98)	(85)

Net income	74	82	153	140
Net income attributable to noncontrolling interests	(15)	(16)	(31)	(28)

Net income attributable to Oncor Holdings	$59	$66	$122	$112

Assets and liabilities of Oncor Holdings at June 30, 2010 and December 31, 2009 are presented below:

	June 30, 2010	December 31, 2009
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$14	$29
Restricted cash	47	47
Trade accounts receivable—net	282	243
Trade accounts and other receivables from affiliates	215	188
Income taxes receivable from EFH Corp.	3	—
Inventories	95	92
Accumulated deferred income taxes	6	10
Prepayments	82	76
Other current assets	4	8

Total current assets	748	693
Restricted cash	16	14
Other investments	75	72
Property, plant and equipment—net	9,459	9,174
Goodwill	4,064	4,064
Note receivable due from TCEH	199	217
Regulatory assets—net	1,707	1,959
Other noncurrent assets	207	51

Total assets	$16,475	$16,244

LIABILITIES
Current liabilities:
Short-term borrowings	$948	$616
Long-term debt due currently	110	108
Trade accounts payable—nonaffiliates	147	129
Income taxes payable to EFH Corp.	—	5
Accrued taxes other than income	80	137
Accrued interest	102	104
Other current liabilities	92	106

Total current liabilities	1,479	1,205
Accumulated deferred income taxes	1,374	1,369
Investment tax credits	35	37
Long-term debt, less amounts due currently	4,942	4,996
Other noncurrent liabilities and deferred credits	1,788	1,879

Total liabilities	$9,618	$9,486

3.	CONSOLIDATION OF VARIABLE INTEREST ENTITIES

We adopted amended accounting standards on January 1, 2010 that require consolidation of a VIE if we have the power to direct the significant activities of the VIE and the right or obligation to absorb profit and loss from the VIE. A VIE is an entity with which we have a relationship or arrangement that indicates some level of control over the entity or results in economic risks to us. As discussed below, our balance sheet includes assets and liabilities of VIEs that meet the consolidation standards and also reflects the deconsolidation of Oncor Holdings, which holds an approximate 80% interest in Oncor.

Our variable interests consist of equity investments. In determining the appropriateness of consolidation of a VIE, we evaluate its purpose, governance structure, decision making processes and risks that are passed on to its interest holders. We also examine the nature of any related party relationships among the interest holders of the VIE and the nature of any special rights granted to the interest holders of the VIE.

Consolidated VIEs

See discussion in Note 5 regarding the VIE related to our accounts receivable securitization program that continues to be consolidated under the amended accounting standards.

We also continue to consolidate Comanche Peak Nuclear Power Company LLC (CPNPC), which was formed by subsidiaries of TCEH and Mitsubishi Heavy Industries Ltd. (MHI) for the purpose of developing two new nuclear generation units at our existing Comanche Peak nuclear-fueled generation facility using MHI’s US-Advanced Pressurized Water Reactor technology and to obtain a combined operating license from the NRC. CPNPC is currently financed through capital contributions from the subsidiaries of TCEH and MHI that hold 88% and 12% of the equity interests, respectively (see Note 8).

The carrying amounts and classifications of the assets and liabilities related to our consolidated VIEs as of June 30, 2010 are as follows:

Assets:		Liabilities:
Cash and cash equivalents	$8	Short-term borrowings (a)	$158
Accounts receivable (a)	880	Trade accounts payable	3
Property, plant and equipment	93	Other current liabilities	1

Other assets, including $2 of current assets	9

Total assets	$990	Total liabilities	$162

(a)	As a result of the January 1, 2010 adoption of new accounting guidance related to transfers of financial assets, the balance sheet at June 30, 2010 reflects $880 million of pledged accounts receivable and $158 million of short-term borrowings (see Note 5).

The assets of our consolidated VIEs can only be used to settle the obligations of the VIE, and the creditors of our consolidated VIEs do not have recourse to our general credit.

Non-Consolidated VIEs

The adoption of the amended accounting standards resulted in the deconsolidation of Oncor Holdings, which holds an approximate 80% interest in Oncor, and the reporting of our investment in Oncor Holdings under the equity method on a prospective basis.

In reaching the conclusion to deconsolidate, we conducted an extensive analysis of Oncor Holdings’ underlying governing documents and management structure. Oncor Holdings’ unique governance structure was adopted in conjunction with the Merger, when the Sponsor Group, EFH Corp. and Oncor agreed to implement structural and operational measures to “ring-fence” (the Ring-Fencing Measures) Oncor Holdings and Oncor as discussed in Note 1. The Ring-Fencing Measures were designed to prevent, among other things, (i) increased borrowing costs at Oncor due to the attribution to Oncor of debt from any of our other subsidiaries, (ii) the activities of our unregulated operations following the Merger resulting in the deterioration of Oncor’s business, financial condition and/or investment in infrastructure, and (iii) Oncor becoming substantively consolidated into a bankruptcy proceeding involving any member of the Texas Holdings Group. The Ring-Fencing Measures effectively separated the daily operational and management control of Oncor Holdings and Oncor from EFH Corp. and its other subsidiaries. By implementing the Ring-Fencing Measures, Oncor maintained its investment grade credit rating following the Merger and reaffirmed Oncor’s independence from our unregulated businesses to the PUCT.

We determined the most significant activities affecting the economic performance of Oncor Holdings (and Oncor) are the operation, maintenance and growth of Oncor’s electric transmission and distribution assets and the preservation of its investment grade credit profile. The boards of directors of Oncor Holdings and Oncor have ultimate responsibility for the management of the day-to-day operations of their respective businesses, including the approval of Oncor’s capital expenditure and operating budgets and the timing and prosecution of Oncor’s rate cases. While the boards include members appointed by EFH Corp., a majority of the board members are independent in accordance with rules established by the New York Stock Exchange, and therefore, we concluded for purposes of applying the amended accounting standards that EFH Corp. does not have power to control the activities deemed most significant to Oncor Holdings’ (and Oncor’s) economic performance.

In assessing EFH Corp.’s ability to exercise control over Oncor Holdings and Oncor, we considered whether it could take actions to circumvent the purpose and intent of the Ring-Fencing Measures (including changing the composition of Oncor Holdings’ or Oncor’s board) in order to gain control over the day-to-day operations of either Oncor Holdings or Oncor. We also considered whether (i) EFH Corp. has the unilateral power to dissolve, liquidate or force into bankruptcy either Oncor Holdings or Oncor, (ii) EFH Corp. could unilaterally amend the Ring-Fencing Measures contained in underlying governing documents of Oncor Holdings or Oncor, and (iii) EFH Corp. could control Oncor’s ability to pay distributions and thereby enhance its own cash flow. We concluded that, in each case, no such opportunity exists.

We account for our investment in Oncor Holdings under the equity method, as opposed to the cost method, because we have the ability to exercise significant influence (as defined by US GAAP) over its activities.

The carrying value of our variable interest in VIEs that we do not consolidate totaled $5.450 billion at June 30, 2010, which represents our investment in Oncor Holdings, and is reported as investments in unconsolidated subsidiaries in the balance sheet. Our maximum exposure to loss from these interests does not exceed our carrying value. See Note 2 for additional information about equity method investments including condensed income statement and balance sheet data for Oncor Holdings.

4.	GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

Goodwill

Reported goodwill as of June 30, 2010 and December 31, 2009 totaled $10.2 billion and $14.3 billion, respectively, with $10.2 billion assigned to the Competitive Electric segment. The change from December 31, 2009 reflects the deconsolidation of Oncor Holdings effective January 1, 2010 due to the adoption of new accounting guidance for consolidation discussed in Note 1, as $4.1 billion of goodwill has been assigned to the Regulated Delivery segment. None of the goodwill is being deducted for tax purposes.

EFH Corp. management continues to evaluate the effect of declining wholesale power prices, largely due to lower natural gas prices, on the carrying value of goodwill related to the Competitive Electric segment. In light of the continuing decline in natural gas prices, this evaluation could result in the recording of a non-cash goodwill impairment charge, possibly in the third quarter 2010.

Identifiable Intangible Assets

Identifiable intangible assets reported in the balance sheet are comprised of the following:

	As of June 30, 2010 (a)			As of December 31, 2009
Identifiable Intangible Asset	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Retail customer relationship	$463	$254	$209	$463	$215	$248
Favorable purchase and sales contracts	700	398	302	700	374	326
Capitalized in-service software	259	79	180	490	167	323
Environmental allowances and credits	993	256	737	992	212	780
Land easements	—	—	—	188	72	116
Mining development costs	46	11	35	32	5	27

Total intangible assets subject to amortization	$2,461	$998	1,463	$2,865	$1,045	1,820

Trade name (not subject to amortization)			955			955

Mineral interests (not currently subject to amortization)			95			101

Total intangible assets			$2,513			$2,876

(a)	See Notes 1 and 3 for discussion of the deconsolidation of Oncor Holdings effective January 1, 2010.

Amortization expense related to intangible assets (including income statement line item) consisted of:

			Three Months Ended June 30,		Six Months Ended June 30,
Identifiable Intangible Asset	Income Statement Line	Segment	2010	2009	2010	2009
Retail customer relationship	Depreciation and amortization	Competitive Electric	$19	$21	$39	$43
Favorable purchase and sales contracts	Operating revenues/fuel, purchased power costs and delivery fees	Competitive Electric	10	32	24	73
Capitalized in-service software	Depreciation and amortization	All (a)	9	12	17	23
Environmental allowances and credits	Fuel, purchased power costs and delivery fees	Competitive Electric	22	20	44	41
Land easements	Depreciation and amortization	Regulated Delivery (a)	—	1	—	2
Mining development costs	Depreciation and amortization	Competitive Electric	3	—	5	—

Total amortization expense			$63	$86	$129	$182

(a)	See Notes 1 and 3 for discussion of the deconsolidation of Oncor Holdings effective January 1, 2010.

Estimated Amortization of Intangible Assets—The estimated aggregate amortization expense of intangible assets for each of the next five fiscal years is as follows:

Year	Amount
2010	$252
2011	191
2012	150
2013	129
2014	114

5.	TRADE ACCOUNTS RECEIVABLE AND ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

TXU Energy participates in EFH Corp.’s accounts receivable securitization program with financial institutions (the funding entities). Under the program, TXU Energy (originator) sells trade accounts receivable to TXU Receivables Company, which is an entity created for the special purpose of purchasing receivables from the originator and is a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp. TXU Receivables Company sells undivided interests in the purchased accounts receivable for cash to entities established for this purpose by the funding entities. In accordance with the amended transfers and servicing accounting standard as discussed in Note 1, the trade accounts receivable amounts under the program are reported as pledged balances, and the related funding amounts are reported as short-term borrowings. Prior to January 1, 2010, the activity was accounted for as a sale of accounts receivable in accordance with previous accounting standards, which resulted in the funding being recorded as a reduction of accounts receivable.

In June 2010, the accounts receivable securitization program was amended. The amendments, among other things, reduced the maximum funding amount under the program to $350 million from $700 million. Program funding declined from $383 million at December 31, 2009 to $158 million at June 30, 2010. Under the terms of the program, available funding was reduced by $46 million of customer deposits held by the originator because TCEH’s credit ratings were lower than Ba3/BB-. The declines in actual and maximum funding amounts reflected exclusion of receivables under contractual sales agreements.

All new trade receivables under the program generated by the originator are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Ongoing changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflect seasonal variations in the level of accounts receivable, changes in collection trends and other factors such as changes in sales prices and volumes. TXU Receivables Company has issued a subordinated note payable to the originator for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to the originator that was funded by the sale of the undivided interests. The subordinated note issued by TXU Receivables Company is subordinated to the undivided interests of the funding entities in the purchased receivables. The balance of the subordinated note payable, which is eliminated in consolidation, totaled $722 million and $463 million at June 30, 2010 and December 31, 2009, respectively.

The discount from face amount on the purchase of receivables from the originator principally funds program fees paid to the funding entities. The program fees consist primarily of interest costs on the underlying financing. Consistent with the change in balance sheet presentation of the funding discussed above, the program fees are currently reported as interest expense and related charges but were previously reported as losses on sale of receivables reported in SG&A expense. The discount also funds a servicing fee, which is reported as SG&A expense, paid by TXU Receivables Company to EFH Corporate Services Company (Service Co.), a direct wholly-owned subsidiary of EFH Corp., which provides recordkeeping services and is the collection agent for the program.

Program fee amounts were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Program fees	$3	$3	$5	$7
Program fees as a percentage of average funding (annualized)	4.2%	2.9%	2.8%	3.3%

Funding under the program decreased $225 million for the six months ended June 30, 2010 and increased $80 million for the six months ended June 30, 2009.

Activities of TXU Receivables Company were as follows:

	Six Months Ended June 30,
	2010	2009
Cash collections on accounts receivable	$2,921	$2,769
Face amount of new receivables purchased	(2,955)	(2,931)
Discount from face amount of purchased receivables	6	8
Program fees paid to funding entities	(5)	(7)
Servicing fees paid to Service Co. for recordkeeping and collection services	(1)	(1)
Increase in subordinated notes payable	259	82

Financing/operating cash flows used by (provided to) originator under the program	$225	$(80)

Changes in funding under the program have previously been reported as operating cash flows, and the amended accounting rule requires that the amount of funding under the program upon the January 1, 2010 adoption ($383 million) be reported as a use of operating cash flows and a source of financing cash flows. All changes in funding subsequent to adoption of the amended standard are reported as financing activities.

The program, which expires in October 2013, may be terminated upon the occurrence of a number of specified events, including if the delinquency ratio (delinquent for 31 days) for the sold receivables, the default ratio (delinquent for 91 days or deemed uncollectible), the dilution ratio (reductions for discounts, disputes and other allowances) or the days collection outstanding ratio exceed stated thresholds, and the funding entities do not waive such event of termination. The thresholds apply to the entire portfolio of sold receivables. In addition, the program may be terminated if TXU Receivables Company or Service Co. defaults in any payment with respect to debt in excess of $50,000 in the aggregate for such entities, or if TCEH, any affiliate of TCEH acting as collection agent other than Service Co., any parent guarantor of the originator or the originator shall default in any payment with respect to debt (other than hedging obligations) in excess of $200 million in the aggregate for such entities. As of June 30, 2010, there were no such events of termination.

Upon termination of the program, liquidity would be reduced as collections of sold receivables would be used by TXU Receivables Company to repurchase the undivided interests from the funding entities instead of purchasing new receivables. The level of cash flows would normalize in approximately 16 to 30 days.

Trade Accounts Receivable

	June 30, 2010 (a)	December 31, 2009
Wholesale and retail trade accounts receivable, including $880 in pledged retail receivables at June 30, 2010	$1,348	$1,726
Undivided interests in retail accounts receivable sold by TXU Receivables Company	—	(383)
Allowance for uncollectible accounts	(68)	(83)

Trade accounts receivable—reported in balance sheet	$1,280	$1,260

(a)	See Notes 1 and 3 for discussion of the deconsolidation of Oncor Holdings effective January 1, 2010.

Gross trade accounts receivable at June 30, 2010 and December 31, 2009 included unbilled revenues of $433 million and $546 million, respectively.

Allowance for Uncollectible Accounts Receivable

	Six Months Ended June 30,
	2010	2009
Allowance for uncollectible accounts receivable as of beginning of period	$81	$70
Increase for bad debt expense	59	41
Decrease for account write-offs	(72)	(51)
Other	—	(1)

Allowance for uncollectible accounts receivable as of end of period	$68	$59

6.	SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-Term Borrowings

At June 30, 2010, outstanding short-term borrowings totaled $893 million, which included $735 million under TCEH credit facilities at a weighted average interest rate of 3.87%, excluding certain customary fees, and $158 million under the accounts receivable securitization program discussed in Note 5.

At December 31, 2009, we had outstanding short-term borrowings of $1.569 billion at a weighted average interest rate of 2.50%, excluding certain customary fees, at the end of the period. Short-term borrowings under credit facilities totaled $953 million for TCEH and $616 million for Oncor.

Credit Facilities

Credit facilities with cash borrowing and/or letter of credit availability at June 30, 2010 are presented below. The facilities are all senior secured facilities of TCEH.

	Maturity Date	At June 30, 2010
Authorized Borrowers and Facility		Facility Limit	Letters of Credit	Cash Borrowings	Availability
TCEH Revolving Credit Facility (a)	October 2013	$2,700	$—	$735	$1,880
TCEH Letter of Credit Facility (b)	October 2014	1,250	—	1,250	—

Subtotal TCEH		$3,950	$—	$1,985	$1,880

TCEH Commodity Collateral Posting Facility (c)	December 2012	Unlimited	$—	$—	Unlimited

(a)

Facility used for letters of credit and borrowings for general corporate purposes. Borrowings are classified as short-term borrowings. Availability amount includes $144 million of commitments from Lehman that are only available from the fronting banks and the swingline lender and excludes $85 million of requested cash draws that have not been funded by Lehman. All outstanding borrowings under this facility at June 30, 2010 bear interest at LIBOR plus 3.5%, and a commitment fee is payable quarterly in arrears at a rate per annum equal to 0.50% of the average daily unused portion of the facility.

(b)	Facility used for issuing letters of credit for general corporate purposes, including, but not limited to, providing collateral support under hedging arrangements and other commodity transactions that are not eligible for funding under the TCEH Commodity Collateral Posting Facility. The borrowings under this facility were drawn at the inception of the facility, are classified as long-term debt, and except for $115 million related to a letter of credit drawn in June 2009, have been retained as restricted cash. Letters of credit totaling $706 million issued as of June 30, 2010 are supported by the restricted cash, and the remaining letter of credit availability totals $429 million.
(c)	Revolving facility used to fund cash collateral posting requirements for specified volumes of natural gas hedges totaling approximately 490 million MMBtu as of June 30, 2010. As of June 30, 2010, there were no borrowings under this facility. See “TCEH Senior Secured Facilities” below for additional information.

Long-Term Debt

At June 30, 2010 and December 31, 2009, long-term debt consisted of the following:

	June 30, 2010	December 31, 2009

TCEH
Pollution Control Revenue Bonds:
Brazos River Authority:
5.400% Fixed Series 1994A due May 1, 2029	$39	$39
7.700% Fixed Series 1999A due April 1, 2033	111	111
6.750% Fixed Series 1999B due September 1, 2034, remarketing date April 1, 2013 (a)	16	16
7.700% Fixed Series 1999C due March 1, 2032	50	50
8.250% Fixed Series 2001A due October 1, 2030	71	71
5.750% Fixed Series 2001C due May 1, 2036, remarketing date November 1, 2011 (a)	217	217
8.250% Fixed Series 2001D-1 due May 1, 2033	171	171
0.282% Floating Series 2001D-2 due May 1, 2033 (b)	97	97
0.370% Floating Taxable Series 2001I due December 1, 2036 (c)	62	62
0.282% Floating Series 2002A due May 1, 2037 (b)	45	45
6.750% Fixed Series 2003A due April 1, 2038, remarketing date April 1, 2013 (a)	44	44
6.300% Fixed Series 2003B due July 1, 2032	39	39
6.750% Fixed Series 2003C due October 1, 2038	52	52
5.400% Fixed Series 2003D due October 1, 2029, remarketing date October 1, 2014 (a)	31	31
5.000% Fixed Series 2006 due March 1, 2041	100	100
Sabine River Authority of Texas:
6.450% Fixed Series 2000A due June 1, 2021	51	51
5.500% Fixed Series 2001A due May 1, 2022, remarketing date November 1, 2011 (a)	91	91
5.750% Fixed Series 2001B due May 1, 2030, remarketing date November 1, 2011 (a)	107	107
5.200% Fixed Series 2001C due May 1, 2028	70	70
5.800% Fixed Series 2003A due July 1, 2022	12	12
6.150% Fixed Series 2003B due August 1, 2022	45	45

Trinity River Authority of Texas:
6.250% Fixed Series 2000A due May 1, 2028	14	14
Unamortized fair value discount related to pollution control revenue bonds (d)	(140)	(147)

Senior Secured Facilities:
3.904% TCEH Initial Term Loan Facility maturing October 10, 2014 (e)(f)(g)	15,977	16,079
3.851% TCEH Delayed Draw Term Loan Facility maturing October 10, 2014 (e)(f)	4,054	4,075
3.847% TCEH Letter of Credit Facility maturing October 10, 2014 (f)	1,250	1,250
0.329% TCEH Commodity Collateral Posting Facility maturing December 31, 2012 (h)	—	—

	June 30, 2010	December 31, 2009

Other:
10.25% Fixed Senior Notes due November 1, 2015 (i)	2,834	2,944
10.25% Fixed Senior Notes due November 1, 2015, Series B (i)	1,855	1,913
10.50 / 11.25% Senior Toggle Notes due November 1, 2016 (j)	2,007	1,952
7.000% Fixed Senior Notes due March 15, 2013	5	5
7.460% Fixed Secured Facility Bonds with amortizing payments through January 2015	42	55
Capital lease obligations	83	153
Unamortized fair value discount (d)	(3)	(4)

Total TCEH	$29,499	$29,810

EFC Holdings
9.580% Fixed Notes due in semiannual installments through December 4, 2019	$51	$51
8.254% Fixed Notes due in quarterly installments through December 31, 2021	48	50
1.144% Floating Rate Junior Subordinated Debentures, Series D due January 30, 2037 (f)	1	1
8.175% Fixed Junior Subordinated Debentures, Series E due January 30, 2037	8	8
Unamortized fair value discount (d)	(10)	(11)

Total EFC Holdings	98	99

EFH Corp. (parent entity)
10.875% Fixed Senior Notes due November 1, 2017	1,812	1,831
11.25 / 12.00% Senior Toggle Notes due November 1, 2017	2,758	2,797
9.75% Fixed Senior Secured Notes due October 15, 2019	115	115
10.000% Fixed Senior Secured Notes due January 15, 2020	606	—
5.550% Fixed Senior Notes Series P due November 15, 2014 (k)	983	983
6.500% Fixed Senior Notes Series Q due November 15, 2024 (k)	740	740
6.550% Fixed Senior Notes Series R due November 15, 2034 (k)	744	744
8.820% Building Financing due semiannually through February 11, 2022 (l)	71	75
Unamortized fair value premium related to Building Financing (d)	16	17
Capital lease obligations	7	—
Unamortized fair value discount (d)	(569)	(599)

Total EFH Corp.	7,283	6,703

Intermediate Holding
9.75% Fixed Senior Secured Notes due October 15, 2019	141	141

Oncor (m) (n)
6.375% Fixed Senior Notes due May 1, 2012	—	700
5.950% Fixed Senior Notes due September 1, 2013	—	650
6.375% Fixed Senior Notes due January 15, 2015	—	500
6.800% Fixed Senior Notes due September 1, 2018	—	550
7.000% Fixed Debentures due September 1, 2022	—	800
7.000% Fixed Senior Notes due May 1, 2032	—	500
7.250% Fixed Senior Notes due January 15, 2033	—	350
7.500% Fixed Senior Notes due September 1, 2038	—	300
Unamortized discount	—	(15)

Total Oncor	—	4,335

	June 30, 2010	December 31, 2009

Oncor Electric Delivery Transition Bond Company LLC (n)(o)
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	—	13
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	—	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	—	145
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	—	197
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	—	290

Total Oncor Electric Delivery Transition Bond Company LLC	—	775
Unamortized fair value discount related to transition bonds (d)	—	(6)

Total Oncor consolidated	—	5,104

Total EFH Corp. consolidated	37,021	41,857
Less amount due currently	(253)	(417)

Total long-term debt	$36,768	$41,440

(a)	These series are in the multiannual interest rate mode and are subject to mandatory tender prior to maturity on the mandatory remarketing date. On such date, the interest rate and interest rate period will be reset for the bonds.
(b)	Interest rates in effect at June 30, 2010. These series are in a daily interest rate mode and are classified as long-term as they are supported by long-term irrevocable letters of credit.
(c)	Interest rate in effect at June 30, 2010. This series is in a weekly interest rate mode and is classified as long-term as it is supported by long-term irrevocable letters of credit.
(d)	Amount represents unamortized fair value adjustments recorded under purchase accounting.
(e)	Interest rate swapped to fixed on $16.30 billion principal amount.
(f)	Interest rates in effect at June 30, 2010.
(g)	Amount excludes $20 million that is held by EFH Corp. and eliminated in consolidation.
(h)	Interest rate in effect at June 30, 2010, excluding a quarterly maintenance fee of $11 million. See “Credit Facilities” above for more information.
(i)	Amounts exclude $166 million and $145 million of the TCEH Senior Notes and TCEH Senior Notes, Series B, respectively, that are held by EFH Corp. and Intermediate Holding and eliminated in consolidation.
(j)	Amount excludes $55 million that is held by EFH Corp. and eliminated in consolidation.
(k)	Amounts exclude $9 million, $6 million and $3 million of the Series P, Series Q and Series R notes, respectively, that are held by Intermediate Holding and eliminated in consolidation.
(l)	This financing is secured and will be serviced with $115 million in restricted cash drawn in June 2009 by the beneficiary of a letter of credit. The issuer elected not to extend the expiration date of the letter of credit, and TCEH elected to allow the drawing in lieu of reissuing the letter of credit under the TCEH Revolving Credit Facility. The remaining $104 million of the prepayment (net of $11 million of debt service payments) is included in other current assets and other noncurrent assets on the balance sheet.
(m)	Secured with first priority lien.
(n)	See Notes 1 and 3 for discussion of the deconsolidation of Oncor Holdings effective as of January 1, 2010.
(o)	These bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.

Debt-Related Activity in 2010—Repayments of long-term debt in 2010 totaling $190 million represented principal payments at scheduled maturity dates as well as other repayments totaling $87 million, principally related to capitalized leases. Payments at scheduled amortization or maturity dates included $82 million repaid under the TCEH Initial Term Loan Facility and $21 million repaid under the TCEH Delayed Draw Term Loan Facility. See “2010 Debt Exchanges and Repurchases” below for $460 million principal amount of debt acquired in debt exchanges and repurchases completed in March through June 2010 and $648 million principal amount of debt acquired in debt exchanges and repurchases in July 2010.

Long-term debt increased as a result of EFH Corp. issuing, through the payment-in-kind (PIK) election, $162 million principal amount of its 11.25%/12.00% Senior Toggle Notes due November 2017 (EFH Corp. Toggle Notes) and TCEH issuing, through the PIK election, $110 million principal amount of its 10.50%/11.25% Senior Toggle Notes due November 2016 (TCEH Toggle Notes), in each case, in lieu of making cash interest payments.

EFH Corp. 10% Senior Secured Notes—In January 2010, EFH Corp. issued $500 million aggregate principal amount of 10.000% Senior Secured Notes due 2020 (the EFH Corp. 10% Notes). In various exchange transactions during 2010, EFH Corp. issued an additional $561 million of EFH Corp. 10% Notes (see “2010 Debt Exchanges and Repurchases” below). The notes will mature on January 15, 2020, and interest is payable in cash in arrears on January 15 and July 15 of each year, beginning July 15, 2010, at a fixed rate of 10.00% per annum.

The EFH Corp. 10% Notes are fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding. The guarantee from Intermediate Holding is secured by the pledge of all membership interests and other investments Intermediate Holding owns or holds in Oncor Holdings or any of Oncor Holdings’ subsidiaries (the Collateral). The guarantee from EFC Holdings is not secured. The EFH Corp. 10% Notes are secured by the Collateral on an equal and ratable basis with the EFH Corp. 9.75% Senior Secured Notes and EFIH 9.75% Notes.

The EFH Corp. 10% Notes are a senior obligation and rank equally in right of payment with all senior indebtedness of EFH Corp. and are senior in right of payment to any future subordinated indebtedness of EFH Corp. These notes are effectively subordinated to any indebtedness of EFH Corp. secured by assets of EFH Corp. to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other liabilities of EFH Corp.’s non-guarantor subsidiaries.

The guarantees of the EFH Corp. 10% Notes are the general senior obligations of each guarantor and rank equally in right of payment with all existing and future senior indebtedness of each guarantor. The guarantee from Intermediate Holding is effectively senior to all unsecured indebtedness of Intermediate Holding to the extent of the value of the Collateral. The guarantees are effectively subordinated to all secured indebtedness of each guarantor secured by assets other than the Collateral to the extent of the value of the assets securing such indebtedness and are structurally subordinated to any existing and future indebtedness and liabilities of EFH Corp.’s subsidiaries that are not guarantors.

The EFH Corp. 10% Notes and indenture governing such notes restrict EFH Corp. and its restricted subsidiaries’ ability to, among other things, make restricted payments, incur debt and issue preferred stock, incur liens, pay dividends, merge, consolidate or sell assets and engage in certain transactions with affiliates. These covenants are subject to a number of limitations and exceptions. These notes and indenture also contain customary events of default, including, among others, failure to pay principal or interest on the notes when due. If certain events of default occur and are continuing under these notes and the related indenture, the trustee or the holders of at least 30% in principal amount outstanding of the notes may declare the principal amount of the notes to be due and payable immediately.

Until January 15, 2013, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of the EFH Corp. 10% Notes from time to time at a redemption price of 110.000% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest, if any. EFH Corp. may redeem the notes at any time prior to January 15, 2015 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture.

EFH Corp. may also redeem the notes, in whole or in part, at any time on or after January 15, 2015, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control (as described in the indenture), EFH Corp. must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

The EFH Corp. 10% Notes were issued in private placements and have not been registered under the Securities Act. EFH Corp. has agreed to use its commercially reasonable efforts to register with the SEC notes having substantially identical terms as the EFH Corp. 10% Notes (except for provisions relating to the transfer restrictions and payment of additional interest) as part of an offer to exchange freely tradable exchange notes for the EFH Corp. 10% Notes. EFH Corp. has agreed to use commercially reasonable efforts to cause the exchange offer to be completed or, if required under special circumstances, to have one or more shelf registration statements declared effective, within 360 days after the issue date of the notes. If this obligation is not satisfied (a Registration Default), the annual interest rate on the notes will increase by 25 basis points for the first 90-day period during which a Registration Default continues, and thereafter the annual interest rate on the notes will increase by 50 basis points for the remaining period during which the Registration Default continues. If the Registration Default is cured, the interest rate on the notes will revert to the original level.

2010 Debt Exchanges and Repurchases—Debt exchanges and repurchases completed year-to-date July 2010 resulted in acquisitions of $1.108 billion aggregate principal amount of outstanding EFH Corp. and TCEH debt in exchange for $561 million aggregate principal amount of EFH Corp. 10% Notes due 2020 and $235 million in cash. These transactions are described immediately below.

In a private exchange completed in March 2010, EFH Corp. issued an additional $34 million principal amount of EFH Corp. 10% Notes in exchange for $20 million principal amount of EFH Corp. Toggle Notes and $27 million principal amount of TCEH Toggle Notes resulting in a debt extinguishment gain of $14 million in the first quarter 2010 (reported as other income).

In private transactions completed in April through June 2010, EFH Corp. repurchased $96 million principal amount of EFH Corp. Toggle Notes, $19 million principal amount of EFH Corp. 10.875% Notes, $168 million principal amount of TCEH 10.25% Notes, $8 million principal amount of TCEH Toggle Notes and $20 million principal amount of TCEH’s initial term loans under its Senior Secured Facilities for $211 million in cash plus accrued interest, and also issued an additional $72 million principal amount of EFH Corp. 10% Notes in exchange for $85 million principal amount of EFH Corp. Toggle Notes and $17 million principal amount of TCEH Toggle Notes. These transactions resulted in debt extinguishment gains totaling $129 million in the second quarter 2010 (reported as other income).

In private transactions completed in July 2010, EFH Corp. repurchased $28 million principal amount of EFH Corp. Toggle Notes and $8 million principal amount of TCEH 10.25% Notes for $24 million in cash plus accrued interest, and also issued an additional $455 million principal amount of EFH Corp. 10% Notes in exchange for $549 million principal amount of EFH Corp. 5.55% Series P Senior Notes (EFH Corp. 5.55% Notes), $25 million principal amount of EFH Corp. Toggle Notes, $25 million principal amount of EFH Corp. 10.875% Notes and $13 million principal amount of TCEH 10.25% Notes. These transactions resulted in debt extinguishment gains totaling $93 million.

In connection with the transactions involving the EFH Corp. 5.55% Notes in July 2010, the holder of a majority of the outstanding aggregate principal amount of the EFH Corp. 5.55% Notes gave its consent to certain amendments to the indenture that governs the EFH Corp. 5.55% Notes. As a result of the consent, EFH Corp. and The Bank of New York Mellon, as trustee under the indenture, amended and supplemented the indenture. The amendments to the indenture, among other things, modified or eliminated substantially all of the restrictive covenants contained in the indenture, modified or eliminated certain events of default, modified covenants regarding mergers and consolidations and modified or eliminated certain other provisions of the indenture, including the limitation on the incurrence of secured indebtedness.

The EFH Corp. Toggle and 10.875% Notes acquired in the transactions described above have been cancelled, and the TCEH notes and initial term loans under the TCEH Senior Secured Facilities acquired are held as an investment by EFH Corp.

July 2010 Debt Exchange Offers—In July 2010, Intermediate Holding and EFIH Finance, a wholly-owned subsidiary of Intermediate Holding, (collectively, the Offerors) commenced offers to exchange outstanding EFH Corp. Toggle Notes and EFH Corp. 10.875% Notes (collectively, the Exchange Notes) for up to $2.18 billion aggregate principal amount of new 10.000% senior secured notes due 2020 (new senior secured notes) to be issued by the Offerors and an aggregate of up to $500 million in cash, subject to certain conditions. The purpose of the exchange offers is to reduce the outstanding principal amount and extend the weighted average maturity of the long-term debt of EFH Corp. and its subsidiaries.

Concurrent with the exchange offers, EFH Corp. solicited consents from holders of the Exchange Notes to certain proposed amendments to the indenture that governs the Exchange Notes. The proposed amendments would eliminate substantially all of the restrictive covenants in the indenture, eliminate certain events of default, modify the covenant regarding mergers and consolidations, and modify or eliminate certain other provisions.

EFH Corp. has been advised by the exchange agent for the exchange offers that, as of 5:00 p.m., New York City time, on July 29, 2010, consents were delivered with respect to $4.47 billion aggregate principal amount of outstanding Exchange Notes, representing approximately 99.5% of the outstanding Exchange Notes. As a result, EFH Corp. received the requisite consents to adopt, and executed a supplemental indenture to effectuate, the proposed amendments. This supplemental indenture to the indenture related to the Exchange Notes will not become operative until the exchange offers are complete.

The consummation of the exchange offers is conditioned, among other things, on at least a majority of the outstanding aggregate principal amount of Exchange Notes being validly tendered (and not validly withdrawn) at or prior to midnight, New York City time, on August 12, 2010. Subject to applicable law, the Offerors have the right to amend any of the exchange offers or the consent solicitation at any time and for any reason and to terminate or withdraw any of the exchange offers and consent solicitation if any of the applicable conditions are not satisfied.

The Offerors filed a registration statement on Form S-4 (Registration Statement) relating to the exchange offers and the consent solicitation with the SEC in July 2010. The Registration Statement has not yet become effective, and the new senior secured notes may not be issued, nor may the exchange offers be completed, until such time as the Registration Statement has been declared effective by the SEC and is not subject to a stop order or any proceedings for that purpose. There is no assurance that the exchange offers will be completed or that they will be completed on the contemplated terms and conditions.

TCEH Senior Secured Facilities—The applicable rate on borrowings under the TCEH Initial Term Loan Facility, the TCEH Delayed Draw Term Loan Facility, the TCEH Revolving Credit Facility and the TCEH Letter of Credit Facility as of June 30, 2010 is provided in the long-term debt table and in the discussion of short-term borrowings above and reflects LIBOR-based borrowings. These borrowings totaled $22.016 billion at June 30, 2010, excluding $20 million held by EFH Corp. as a result of debt repurchases.

In August 2009, the TCEH Senior Secured Facilities were amended to reduce the existing first lien capacity under the TCEH Senior Secured Facilities by $1.25 billion in exchange for the ability for TCEH to issue up to an additional $4 billion of secured notes or loans ranking junior to TCEH’s first lien obligations, provided that:

•	such notes or loans mature later than the latest maturity date of any of the initial term loans under the TCEH Senior Secured Facilities, and

•	any net cash proceeds from any such issuances are used (i) in exchange for, or to refinance, repay, retire, refund or replace indebtedness of TCEH or (ii) to acquire, directly or indirectly, all or substantially all of the property and assets or business of another person or to finance the purchase price, cost of design, acquisition, construction, repair, restoration, replacement, expansion, installation or improvement of certain fixed or capital assets.

In addition, the amended facilities permit TCEH to, among other things:

•

issue new secured notes or loans, which may include, in each case, indebtedness secured on a pari passu basis with the obligations under the TCEH Senior Secured Facilities, so long as, in each case, among other things, the net cash proceeds from any such issuance are used to prepay certain loans under the TCEH Senior Secured Facilities at par;

•

upon making an offer to all lenders within a particular series, agree with lenders of that series to extend the maturity of their term loans or extend or refinance their revolving credit commitments under the TCEH Senior Secured Facilities, and pay increased interest rates or otherwise modify the terms of their loans or revolving commitments in connection with such an extension, and

•

exclude from the financial maintenance covenant under the TCEH Senior Secured Facilities any new debt issued that ranks junior to TCEH’s first lien obligations under the TCEH Senior Secured Facilities.

Under the terms of the TCEH Senior Secured Facilities, the commitments of the lenders to make loans to TCEH are several and not joint. Accordingly, if any lender fails to make loans to TCEH, TCEH’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the TCEH Senior Secured Facilities.

The TCEH Senior Secured Facilities are unconditionally guaranteed jointly and severally on a senior secured basis by EFC Holdings, and subject to certain exceptions, each existing and future direct or indirect wholly-owned US restricted subsidiary of TCEH. The TCEH Senior Secured Facilities, including the guarantees thereof, certain commodity hedging transactions and the interest rate swaps described under “TCEH Interest Rate Swap Transactions” below are secured by (a) substantially all of the current and future assets of TCEH and TCEH’s subsidiaries who are guarantors of such facilities and (b) pledges of the capital stock of TCEH and certain current and future direct or indirect subsidiaries of TCEH.

The TCEH Initial Term Loan Facility is required to be repaid in equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of such facility ($41 million quarterly), with the balance payable in October 2014. The TCEH Delayed Draw Term Loan Facility is required to be repaid in equal quarterly installments in an aggregate annual amount equal to 1% of the actual principal outstanding under such facility as of December 2009 ($10 million quarterly), with the balance payable in October 2014. Amounts borrowed under the TCEH Revolving Facility may be reborrowed from time to time until October 2013. The TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility will mature in October 2014 and December 2012, respectively.

TCEH Senior Notes—The indebtedness under TCEH’s 10.25% Notes bear interest that is payable semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.25% per annum payable in cash. The indebtedness under the TCEH Toggle Notes bear interest that is payable semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.50% per annum for cash interest and at a fixed rate of 11.25% per annum for PIK Interest. For any interest period until November 2012, the issuers may elect to pay interest on the notes (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new TCEH Toggle Notes (PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. Once TCEH makes a PIK election, the election is valid for each succeeding interest payment period until TCEH revokes the election.

The TCEH 10.25% and Toggle Notes (collectively, the TCEH Senior Notes) had a total principal amount at June 30, 2010 of $6.696 billion and are fully and unconditionally guaranteed on a joint and several unsecured basis by TCEH’s direct parent, EFC Holdings (which owns 100% of TCEH and its subsidiary guarantors), and by each subsidiary that guarantees the TCEH Senior Secured Facilities.

Before November 1, 2010, the issuers may redeem with the cash proceeds of certain equity offerings up to 35% of the aggregate principal amount of the TCEH 10.25% and Toggle Notes from time to time at a redemption price of 110.250% and 110.500%, respectively, of their respective aggregate principal amount plus accrued and unpaid interest, if any. The issuers may also redeem the TCEH Senior Notes at any time prior to November 1, 2011 and 2012, respectively, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture. The issuers may redeem the TCEH Senior Notes, in whole or in part, at any time on or after November 1, 2011 and 2012, respectively, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control of EFC Holdings or TCEH, the issuers must offer to repurchase the TCEH Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

EFH Corp. Senior Notes—The indebtedness under EFH Corp.’s 10.875% Notes bear interest that is payable semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum payable in cash. The indebtedness under EFH Corp.’s Toggle Notes due November 1, 2017 bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for PIK Interest. For any interest period until November 1, 2012, EFH Corp. may elect to pay interest on the notes (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new EFH Corp. Toggle Notes (PIK Interest); or (iii) 50% in cash and 50% in PIK Interest. Once EFH Corp. makes a PIK election, the election is valid for each succeeding interest payment period until EFH Corp. revokes the election.

The EFH Corp. 10.875% and Toggle Notes (collectively, the EFH Corp. Senior Notes) had a total principal amount at June 30, 2010 of $4.570 billion and are fully and unconditionally guaranteed on a joint and several unsecured basis by EFC Holdings and Intermediate Holding.

Until November 1, 2010, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of its 10.875% and Toggle Notes from time to time at a redemption price of 110.875% and 111.250%, respectively, of their respective aggregate principal amounts, plus accrued and unpaid interest, if any. EFH Corp. may also redeem these notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture. EFH Corp. may also redeem these notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control of EFH Corp., EFH Corp. must offer to repurchase the EFH Corp. Senior Notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

TCEH Interest Rate Swap Transactions—As of June 30, 2010, TCEH has entered into interest rate swap transactions pursuant to which payment of the floating interest rates on an aggregate of $16.30 billion of senior secured term loans of TCEH were exchanged for interest payments at fixed rates of between 7.3% and 8.3% on debt maturing from 2010 to 2014. No interest rate swap transactions have been entered into in 2010.

As of June 30, 2010, TCEH has entered into interest rate basis swap transactions pursuant to which payments at floating interest rates of three-month LIBOR on an aggregate of $16.30 billion principal amount of senior secured term loans of TCEH were exchanged for floating interest rates of one-month LIBOR plus spreads ranging from 0.0625% to 0.2055%. These transactions include swaps entered into in the six months ended June 30, 2010 related to an aggregate $2.55 billion principal amount of senior secured term loans of TCEH and reflect the expiration of swaps in the six months ended June 30, 2010 related to an aggregate $2.50 billion principal amount of senior secured term loans of TCEH.

The interest rate swap counterparties are proportionately secured by the same collateral package granted to the lenders under the TCEH Senior Secured Facilities. Changes in the fair value of such swaps are being reported in the income statement in interest expense and related charges, and such unrealized mark-to-market value changes totaled $254 million and $361 million in net losses in the three and six months ended June 30, 2010 and

$460 million and $665 million in net gains in the three and six months ended June 30, 2009. The cumulative unrealized mark-to-market net liability related to the swaps totaled $1.574 billion at June 30, 2010, of which $140 million (pre-tax) was reported in accumulated other comprehensive income.

See Note 11 for discussion of collateral investments related to certain of these interest rate swaps that expired in March 2010.

7.	COMMITMENTS AND CONTINGENCIES

Guarantees

We have entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions. Material guarantees are discussed below.

Disposed TXU Gas operations—In connection with the sale of TXU Gas in October 2004, EFH Corp. agreed to indemnify Atmos Energy Corporation (Atmos), until October 1, 2014, for up to $500 million for any liability related to assets retained by TXU Gas, including certain inactive gas plant sites not acquired by Atmos, and up to $1.4 billion for contingent liabilities associated with preclosing tax and employee related matters. The maximum aggregate amount under these indemnities that we may be required to pay is $1.9 billion. To date, we have not been required to make any payments to Atmos under any of these indemnity obligations, and no such payments are currently anticipated.

Residual value guarantees in operating leases—We are the lessee under various operating leases that guarantee the residual values of the leased assets. At June 30, 2010, the aggregate maximum amount of residual values guaranteed was $13 million with an estimated residual recovery of $13 million. These leased assets consist primarily of rail cars. The average life of the residual value guarantees under the lease portfolio is approximately six years.

See Note 6 above and Note 12 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 in the EFH Corp. 2009 Form 10-K for discussion of guarantees and security for certain of our indebtedness.

Letters of Credit

At June 30, 2010, TCEH had outstanding letters of credit under its credit facilities totaling $706 million as follows:

•	$318 million to support risk management and trading margin requirements in the normal course of business, including over-the-counter hedging transactions;

•

$208 million to support floating rate pollution control revenue bond debt with an aggregate principal amount of $204 million (the letters of credit are available to fund the payment of such debt obligations and expire in 2014);

•	$84 million to support TCEH’s REP’s financial requirements with the PUCT, and

•	$96 million for miscellaneous credit support requirements.

Litigation Related to Generation Facilities

In September 2007, an administrative appeal challenging the order of the TCEQ issuing the air permit for construction and operation of the Oak Grove generation facility in Robertson County, Texas was filed in the State District Court of Travis County, Texas. Plaintiffs asked that the District Court reverse the TCEQ’s approval of the Oak Grove air permit and the TCEQ’s adoption and approval of the TCEQ Executive Director’s Response to Comments, and remand the matter back to TCEQ for further proceedings. In addition to this administrative appeal, two other petitions were filed in Travis County District Court by non-parties to the administrative hearing before the TCEQ and the State Office of Administrative Hearings (SOAH) seeking to challenge the TCEQ’s issuance of the Oak Grove air permit and asking the District Court to remand the matter to the SOAH for further proceedings. Finally, the plaintiffs in these two additional lawsuits filed a third, joint petition claiming insufficiencies in the Oak Grove application, permit, and process and seeking party status and remand to the SOAH for further proceedings. One of the plaintiffs asked the District Court to consolidate all these proceedings, and the Attorney General of Texas, on behalf of TCEQ, filed pleas to the jurisdiction seeking dismissal of all but the administrative appeal. In May 2009, the District Court dismissed the claims that contest the merits of the TCEQ’s permitting decision, but declined to dismiss the claims that contest the process by which the TCEQ handled the permit application. Oak Grove Management Company LLC (a subsidiary of TCEH) has subsequently intervened in these proceedings and has filed its own pleas to the jurisdiction asking the court to dismiss the remaining collateral attack claims. In October 2009, one of the plaintiffs ended its legal challenge to the permit. In December 2009, the Attorney General and Oak Grove Management Company LLC filed pleadings asking the court to dismiss the administrative appeal challenging the permit for want of prosecution by the plaintiffs. In January 2010, the court denied that request and set the case for a hearing on the merits in June 2010. In March 2010, the remaining two non-parties to the administrative hearing before the TCEQ and SOAH filed a notice of non-suit, thus ending their legal challenge. Therefore, only one plaintiff remains in the case. After conducting the hearing in June 2010, the court in July issued its order rejecting the remaining plaintiff’s claims and upholding the TCEQ’s issuance of the permit. The plaintiff may appeal the court’s order. We believe the Oak Grove air permit granted by the TCEQ was issued in accordance with applicable law. There can be no assurance that the outcome of these matters will not adversely impact the Oak Grove project.

In July 2008, Alcoa Inc. filed a lawsuit in the State District Court of Milam County, Texas against Luminant Generation and Luminant Mining (wholly-owned subsidiaries of TCEH), later adding EFH Corp., a number of its subsidiaries, Texas Holdings and Texas Holdings’ general partner as parties to the suit. The lawsuit made various claims concerning the operation of the Sandow Unit 4 generation facility and the related Three Oaks lignite mine, including claims for breach of contract, breach of fiduciary duty, fraud, tortious interference, civil conspiracy and conversion. The plaintiff requested money damages of no less than $500 million, declaratory judgment, rescission and other forms of equitable relief. In May 2010, the trial court granted a summary judgment dismissing substantially all of Alcoa’s claims other than its breach of contract claims against Luminant Generation and Luminant Mining. On the breach of contract claims against Luminant Generation relating to the Sandow Unit 4 generation facility, a jury rendered a verdict in Luminant Generation’s favor in June 2010. The jury awarded no damages to Alcoa and awarded $10 million in damages to Luminant Generation. In June 2010, the judge presiding in the case ruled in Luminant Mining’s favor on the claims against it, awarding no damages to Alcoa and awarding nearly $2 million in damages to Luminant Mining. As a result, the lawsuit was concluded favorably to Luminant, subject to any appeals. We cannot predict whether Alcoa will file an appeal with respect to the jury’s verdict or the court’s ruling. If such appeals are filed, we intend to vigorously defend the appeals.

In February 2010, the Sierra Club informed Luminant that it may sue Luminant, after the expiration of a 60-day waiting period, for allegedly violating federal Clean Air Act provisions in connection with Luminant’s Big Brown generation facility. This notice is similar to the notice that Luminant received in July 2008 with respect to its Martin Lake generation facility. We cannot predict whether the Sierra Club will actually file suit or the outcome of any resulting proceedings.

Regulatory Investigations and Reviews

In June 2008, the EPA issued a request for information to TCEH under EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. Historically, as the EPA has pursued its New Source Review enforcement initiative, companies that have received a large and broad request under

Section 114, such as the request received by TCEH, have in many instances subsequently received a notice of violation from the EPA, which has in some cases progressed to litigation or settlement. The company is cooperating with the EPA and is responding in good faith to the EPA’s request, but is unable to predict the outcome of this matter.

Sandow Power Company LLC (Sandow Power), a subsidiary of TCEH, is a party to a federal consent decree (the Consent Decree) with, among others, the US Department of Justice (DOJ) and certain private plaintiffs related to Sandow Power’s Sandow Unit 5 lignite-fueled generation facility. Between December 3, 2009 and March 31, 2010, Sandow Power submitted several force majeure claims to the DOJ regarding deviations from emissions limits at Sandow Unit 5 resulting from force majeure events, as that term is defined in the Consent Decree. In June 2010, Sandow Power and the DOJ agreed to extend, to August 31, 2010, the DOJ’s deadline to respond to these force majeure claims. We anticipate that this extension period will be used to pursue a negotiated resolution of the force majeure claims. We believe that a negotiated resolution of the force majeure claims between Sandow Power, the DOJ and the private plaintiffs, if reached, would likely involve a payment that is immaterial to the company, but in excess of the $100,000 disclosure threshold applicable to such matters.

Other Proceedings

In addition to the above, we are involved in various other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect on our financial position, results of operations or cash flows.

8.	EQUITY

Dividend Restrictions

The indentures governing the EFH Corp. Senior Notes and EFH Corp. Senior Secured Notes include covenants that, among other things and subject to certain exceptions, restrict our ability to pay dividends or make other distributions in respect of our capital stock. Accordingly, essentially all of our net income is restricted from being used to make distributions on our common stock unless such distributions are expressly permitted under these indentures and/or after such distributions, on a pro forma basis, after giving effect to such payment, EFH Corp.’s consolidated leverage ratio is equal to or less than 7.0 to 1.0. For purposes of this calculation, “consolidated leverage ratio” is defined as the ratio of consolidated total indebtedness (as defined in the indenture) to Adjusted EBITDA, in each case, consolidated with its subsidiaries other than Oncor Holdings and its subsidiaries. In addition, the indenture governing the EFIH 9.75% Notes generally restricts Intermediate Holding from making any cash distribution to EFH Corp. for the ultimate purpose of making a cash distribution on our common stock unless at the time, and after giving effect to such distribution, Intermediate Holding’s consolidated leverage ratio is equal to or less than 6.0 to 1.0. Under the indenture governing the EFIH 9.75% Notes, the term “consolidated leverage ratio” is defined as the ratio of Intermediate Holding’s consolidated total indebtedness (as defined in the indenture) to Intermediate Holding’s Adjusted EBITDA on a consolidated basis.

The TCEH Senior Secured Facilities generally restrict TCEH from making any cash distribution to any of its parent companies for the ultimate purpose of making a cash distribution on our common stock unless at the time, and after giving effect to such distribution, its consolidated total debt (as defined in the TCEH Senior Secured Facilities) to Adjusted EBITDA would be equal to or less than 6.5 to 1.0. In addition, the TCEH Senior Secured Facilities and indenture governing the TCEH Senior Notes generally restrict TCEH’s ability to make distributions or loans to any of its parent companies, EFC Holdings and EFH Corp., unless such distributions or loans are expressly permitted under the TCEH Senior Secured Facilities and indenture governing the TCEH Senior Notes. Those agreements generally permit TCEH to make unlimited distributions or loans to its parent companies for corporate overhead costs, SG&A expenses, taxes and principal and interest payments. In addition, those agreements contain certain investment and dividend baskets that would allow TCEH to make additional distributions and/or loans to its parent companies up to the amount of such baskets. At June 30, 2010, EFH Corp.

demand notes payable to TCEH totaled $1.631 billion, of which $668 million is related to principal and interest payments. Such principal and interest amounts are guaranteed by EFC Holdings and Intermediate Holding on a pari passu basis with their guarantees of the EFH Corp. Senior Notes; the remaining balance of the demand notes is not guaranteed.

In addition, under applicable law, we would be prohibited from paying any dividend to the extent that immediately following payment of such dividend, there would be no statutory surplus or we would be insolvent.

EFH Corp. did not declare or pay any cash dividends in 2010 or 2009.

Distributions from Oncor—Until December 31, 2012, distributions paid by Oncor to its members are limited to an amount not to exceed Oncor’s net income determined in accordance with GAAP, subject to certain defined adjustments. Distributions are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

Noncontrolling Interests

Of the noncontrolling interests balance at December 31, 2009 in the table below, $1.363 billion related to Oncor. See Note 1 for discussion of the deconsolidation of Oncor in 2010. As of December 31, 2009 (and June 30, 2010), Oncor’s ownership was as follows: 80.03% held indirectly by EFH Corp., 0.22% held indirectly by Oncor’s management and board of directors and 19.75% held by Texas Transmission.

In connection with the filing of a combined operating license application with the NRC for two new nuclear generation units, in January 2009, TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture, CPNPC, to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. Under the terms of the joint venture agreement, a subsidiary of TCEH owns an 88% interest in the venture and a subsidiary of MHI owns a 12% interest. This joint venture is a variable interest entity, and a subsidiary of TCEH is considered the primary beneficiary (see Note 3).

Equity

The following table presents the changes to equity during the six months ended June 30, 2010.

	EFH Corp. Shareholders’ Equity				Noncontrolling Interests	Total Equity
	Common Stock (a)	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2009	$2	$7,914	$(10,854)	$(309)	$1,411	$(1,836)
Net loss	—	—	(71)	—	—	(71)
Effects of EFH Corp. stock-based incentive compensation plans	—	14	—	—	—	14
Net effects of cash flow hedges	—	—	—	36	—	36
Effects of deconsolidation of Oncor Holdings	—	—	—	—	(1,363)	(1,363)
Investment by noncontrolling interests	—	—	—	—	14	14
Stock repurchases	—	(1)	—	—	—	(1)
Other	—	—	—	—	(1)	(1)

Balance at June 30, 2010	$2	$7,927	$(10,925)	$(273)	$61	$(3,208)

(a)	Authorized shares totaled 2,000,000,000 as of June 30, 2010. Outstanding shares totaled 1,668,680,542 and 1,668,065,133 as of June 30, 2010 and December 31, 2009, respectively.

9.	FAIR VALUE MEASUREMENTS

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Our Level 1 assets and liabilities include exchange traded commodity contracts. For example, a significant number of our derivatives are NYMEX futures and swaps transacted through clearing brokers for which prices are actively quoted.

•

Level 2 valuations use inputs, in the absence of actively quoted market prices, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs. For example, our Level 2 assets and liabilities include forward commodity positions at locations for which over-the-counter broker quotes are available.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value. For example, our Level 3 assets and liabilities include certain derivatives whose values are derived from pricing models that utilize multiple inputs to the valuations, including inputs that are not observable or easily corroborated through other means.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These methods include, among others, the use of broker quotes and statistical relationships between different price curves.

In utilizing broker quotes, we attempt to obtain multiple quotes from brokers that are active in the commodity markets in which we participate (and require at least one quote from two brokers to determine a pricing input as observable); however, not all pricing inputs are quoted by brokers. The number of broker quotes received for certain pricing inputs varies depending on the depth of the trading market, each individual broker’s publication policy, recent trading volume trends and various other factors. In addition, for valuation of interest rate swaps, we use a combination of dealer provided market valuations (generally non-binding) and Bloomberg valuations based on month-end interest rate curves and standard rate swap valuation models.

Certain derivatives and financial instruments are valued utilizing option pricing models that take into consideration multiple inputs including commodity prices, volatility factors, discount rates and other inputs. Additionally, when there is not a sufficient amount of observable market data, valuation models are developed that incorporate proprietary views of market factors. Those valuation models are generally used in developing long-term forward price curves for certain commodities. We believe the development of such curves is consistent with industry practice; however, the fair value measurements resulting from such curves are classified as Level 3.

With respect to amounts presented in the following fair value hierarchy tables, the fair value measurement of an asset or liability (e.g., a contract) is required to fall in its entirety in one level, based on the lowest level input that is significant to the fair value measurement. Certain assets and liabilities would be classified in Level 2 instead of Level 3 of the hierarchy except for the effects of credit reserves and non-performance risk adjustments, respectively. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability being measured.

At June 30, 2010, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity contracts	$992	$3,447	$425	$17	$4,881
Interest rate swaps	—	108	—	—	108
Nuclear decommissioning trust—equity securities (c)	149	98	—	—	247
Nuclear decommissioning trust—debt securities (c)	—	222	—	—	222

Total assets	$1,141	$3,875	$425	$17	$5,458

Liabilities:
Commodity contracts	$1,150	$850	$256	$17	$2,273
Interest rate swaps	—	1,711	—	—	1,711

Total liabilities	$1,150	$2,561	$256	$17	$3,984

(a)	Level 3 assets and liabilities consist primarily of complex long-term power purchase and sales agreements, including a long-term wind generation purchase contract and certain natural gas positions (collars) in the long-term hedging program.
(b)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current and long-term assets and liabilities.
(c)	The nuclear decommissioning trust investment is included in the other investments line on the balance sheet. See Note 16.

At December 31, 2009, assets and liabilities measured at fair value on a recurring basis consisted of the following:

	Level 1	Level 2	Level 3 (a)	Reclassification (b)	Total
Assets:
Commodity contracts	$918	$2,588	$350	$4	$3,860
Interest rate swaps	—	64	—	—	64
Nuclear decommissioning trust—equity securities (c)	154	105	—	—	259
Nuclear decommissioning trust—debt securities (c)	—	216	—	—	216

Total assets	$1,072	$2,973	$350	$4	$4,399

Liabilities:
Commodity contracts	$1,077	$796	$269	$4	$2,146
Interest rate swaps	—	1,306	—	—	1,306

Total liabilities	$1,077	$2,102	$269	$4	$3,452

(a)	Level 3 assets and liabilities consist primarily of complex long-term power purchase and sales agreements, including a long-term wind generation purchase contract and certain natural gas positions (collars) in the long-term hedging program.

(b)	Represents the effects of reclassification of the assets and liabilities to conform to the balance sheet presentation of current and long-term assets and liabilities.
(c)	The nuclear decommissioning trust investment is included in the other investments line on the balance sheet. See Note 16.

Commodity contracts consist primarily of natural gas, electricity, fuel oil and coal derivative instruments entered into for hedging purposes and include physical contracts that have not been designated “normal” purchases or sales. See Note 11 for further discussion regarding the company’s use of derivative instruments.

Interest rate swaps include variable-to-fixed rate swap instruments that are economic hedges of interest on long-term debt as well as interest rate basis swaps designed to effectively reduce the hedged borrowing costs. See Note 6 for discussion of interest rate swaps.

Nuclear decommissioning trust assets represent securities held for the purpose of funding the future retirement and decommissioning of the nuclear generation units. These investments include equity, debt and other fixed-income securities consistent with investment rules established by the NRC and the PUCT.

There were no significant transfers between the levels of the fair value hierarchy for the three and six months ended June 30, 2010.

The following table presents the changes in fair value of the Level 3 assets and liabilities (all related to commodity contracts) for the three and six months ended June 30, 2010 and 2009:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Balance at beginning of period	$156	$(78)	$81	$(72)
Total realized and unrealized gains (losses) (a):
Included in net income (loss)	14	(1)	65	16
Included in other comprehensive income (loss)	—	1	—	(25)
Purchases, sales, issuances and settlements (net) (b)	13	7	31	(10)
Transfers into Level 3 (c)	—	—	—	—
Transfers out of Level 3 (c)	(14)	(1)	(8)	19

Balance at end of period	$169	$(72)	$169	$(72)

Net change in unrealized gains (losses) included in net income relating to instruments held at end of period (d)	$21	$2	$75	$16

(a)	Substantially all changes in values of commodity contracts are reported in the income statement in net gain (loss) from commodity hedging and trading activities.
(b)	Settlements represent reversals of unrealized mark-to-market valuations of these positions previously recognized in net income. Purchases and issuances reflect option premiums paid or received.
(c)	Includes transfers due to changes in the observability of significant inputs. For 2010, in accordance with new accounting guidance issued by the FASB in January 2010, transfers in and out occur at the end of each quarter, which is when the assessments are performed. Prior period transfers in were assumed to transfer in at the beginning of the quarter and transfers out at the end of the quarter.
(d)	Includes unrealized gains and losses of instruments held at the end of the period.

10.	FAIR VALUE OF NONDERIVATIVE FINANCIAL INSTRUMENTS

The carrying amounts and related estimated fair values of significant nonderivative financial instruments at June 30, 2010 and December 31, 2009 were as follows:

	June 30, 2010		December 31, 2009
	Carrying Amount	Fair Value (a)	Carrying Amount	Fair Value (a)
On balance sheet liabilities:
Long-term debt (including current maturities) (b):
TCEH, EFH Corp., and other	$36,931	$26,740	$36,600	$29,115
Oncor (c)	$—	$—	$5,104	$5,644

Total	$36,931	$26,740	$41,704	$34,759

Off balance sheet liabilities:
Financial guarantees	$—	$5	$—	$6

(a)	Fair value determined in accordance with accounting standards related to the determination of fair value.
(b)	Excludes capital leases.
(c)	See Notes 1 and 3 for discussion of the deconsolidation of Oncor Holdings effective as of January 1, 2010.

See Notes 9 and 11 for discussion of accounting for financial instruments that are derivatives.

11.	COMMODITY AND OTHER DERIVATIVE CONTRACTUAL ASSETS AND LIABILITIES

Strategic Use of Derivatives

We enter into physical and financial derivative instruments, such as options, swaps, futures and forward contracts, primarily to manage commodity price risk and interest rate risk exposure. Our principal activities involving derivatives consist of a long-term commodity hedging program and the hedging of interest costs on our long-term debt. See Note 9 for a discussion of the fair value of all derivatives.

Long-Term Hedging Program—TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, thereby hedging future revenues from electricity sales and related cash flows. In ERCOT, the wholesale price of electricity is highly correlated to the price of natural gas. Under the program, TCEH has entered into market transactions involving natural gas-related financial instruments and has sold forward natural gas through 2014. These transactions are intended to hedge a majority of electricity price exposure related to expected baseload generation for this period. Changes in the fair value of the instruments under the long-term hedging program are reported in the income statement in net gain (loss) from commodity hedging and trading activities.

Interest Rate Swap Transactions—Interest rate swap agreements are used to reduce exposure to interest rate changes by converting floating-rate debt to fixed rates, thereby hedging future interest costs and related cash flows. Interest rate basis swaps are used to effectively reduce the hedged borrowing costs. Changes in the fair value of the swaps are recorded as unrealized gains and losses in interest expense and related charges. See Note 6 for additional information about these and other interest rate swap agreements.

Other Commodity Hedging and Trading Activity—In addition to the long-term hedging program, TCEH enters into derivatives, including electricity, natural gas, fuel oil and coal instruments, generally for shorter-term hedging purposes. To a limited extent, TCEH also enters into derivative transactions for proprietary trading purposes, principally in natural gas and electricity markets.

Financial Statement Effects of Derivatives

Substantially all commodity and other derivative contractual assets and liabilities arise from mark-to-market accounting consistent with accounting standards related to derivative instruments and hedging activities. The following tables provide detail of commodity and other derivative contractual assets and liabilities as reported in the balance sheets at June 30, 2010 and December 31, 2009:

June 30, 2010
	Derivative assets		Derivative liabilities		Total
	Commodity contracts	Interest rate swaps	Commodity contracts	Interest rate swaps
Current assets	$2,740	$108	$9	$—	$2,857
Noncurrent assets	2,129	—	3	—	2,132
Current liabilities	(3)	—	(1,908)	(737)	(2,648)
Noncurrent liabilities	(2)	—	(360)	(974)	(1,336)

Net assets (liabilities)	$4,864	$108	$(2,256)	$(1,711)	$1,005

December 31, 2009
	Derivative assets		Derivative liabilities		Total
	Commodity contracts	Interest rate swaps	Commodity contracts	Interest rate swaps
Current assets	$2,327	$60	$4	$—	$2,391
Noncurrent assets	1,529	4	—	—	1,533
Current liabilities	—	—	(1,705)	(687)	(2,392)
Noncurrent liabilities	—	—	(441)	(619)	(1,060)

Net assets (liabilities)	$3,856	$64	$(2,142)	$(1,306)	$472

As of June 30, 2010 and December 31, 2009, there were no derivative positions accounted for as cash flow or fair value hedges.

Margin deposits that contractually offset these derivative instruments are reported separately in the balance sheet and totaled $367 million and $358 million in net liabilities at June 30, 2010 and December 31, 2009, respectively, which do not include the collateral investments related to certain interest rate swaps and commodity positions discussed immediately below. Reported amounts as presented in the above table do not reflect netting of assets and liabilities with the same counterparties under existing netting arrangements. This presentation can result in significant volatility in derivative assets and liabilities because we may enter into offsetting positions with the same counterparties, resulting in both assets and liabilities, and the underlying commodity prices can change significantly from period to period.

In 2009, we entered into collateral funding transactions with counterparties to certain interest rate swap agreements related to TCEH debt. Under the terms of these transactions, which we elected to enter into as a cash management measure, as of December 31, 2009, EFH Corp. (parent) had posted $400 million in cash and TCEH had posted $65 million in letters of credit to the counterparties, with the outstanding balance of such collateral earning interest. TCEH had also entered into commodity hedging transactions with one of these counterparties, and under an arrangement effective August 2009, both the interest rate swaps and certain of the commodity hedging transactions with the counterparty are under the same derivative agreement, which continues to be secured by a first-lien interest in the assets of TCEH. In accordance with the agreements, the counterparties returned the collateral, along with accrued interest, on March 31, 2010. As of December 31, 2009, the cash collateral was recorded as an investment and was presented in the balance sheet (including accrued interest) as a separate line item under current assets.

The following table presents the pre-tax effect of derivatives not under hedge accounting on net income, including realized and unrealized effects:

	Three Months Ended June 30,		Six Months Ended June 30,
Derivative (Income statement presentation)	2010	2009	2010	2009
Commodity contracts (Net gain (loss) from commodity hedging and trading activities)	$73	$(265)	$1,276	$890
Interest rate swaps (Interest expense and related charges)	(422)	288	(698)	333

Net gain (loss)	$(349)	$23	$578	$1,223

The following tables present the pre-tax effect of derivative instruments previously accounted for as cash flow hedges on net income and other comprehensive income (OCI) for the three and six months ended June 30, 2010 and 2009:

	Amount of gain (loss) recognized in OCI (effective portion)		Income statement presentation of loss reclassified from accumulated OCI into income (effective portion)	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010
Derivative	Three Months Ended June 30, 2010	Six Months Ended June 30, 2010
Interest rate swaps	$—	$—	Interest expense and related charges	$(24)	$(53)

Commodity contracts	—	—	Fuel, purchased power costs and delivery fees	—	—

			Operating revenues	(1)	(1)

Total	$—	$—		$(25)	$(54)

	Amount of gain (loss) recognized in OCI (effective portion)		Income statement presentation of loss reclassified from accumulated OCI into income (effective portion)	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
Derivative	Three Months Ended June 30, 2009	Six Months Ended June 30, 2009
Interest rate swaps	$—	$—	Interest expense and related charges	$(44)	$(84)

Commodity contracts	1	(25)	Fuel, purchased power costs and delivery fees	(4)	(4)

			Operating revenues	(1)	(2)

Total	$1	$(25)		$(49)	$(90)

There were no transactions designated as cash flow hedges during the three and six months ended June 30, 2010. There were no ineffectiveness net gains or losses related to transactions designated as cash flow hedges in the three and six months ended June 30, 2009.

Accumulated other comprehensive income related to cash flow hedges at June 30, 2010 and December 31, 2009 totaled $92 million and $128 million in net losses (after-tax), respectively, substantially all of which relates to interest rate swaps. We expect that $35 million of net losses related to cash flow hedges included in accumulated other comprehensive income as of June 30, 2010 will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

Derivative Volumes

The following table presents the gross notional amounts of derivative volumes at June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009	Unit of Measure
Derivative type	Notional Volume
Interest rate swaps:
Floating/fixed	$18,000	$18,000	Million US dollars
Basis	$16,300	$16,250	Million US dollars
Natural gas:
Long-term hedge forward sales and purchases (a)	2,946	3,402	Million MMBtu
Locational basis swaps	996	1,010	Million MMBtu
All other	1,431	1,433	Million MMBtu
Electricity	178,873	198,230	GWh
Coal	5	6	Million tons
Fuel oil	130	161	Million gallons

(a)	Represents gross notional forward sales, purchases and options of fixed and basis (price point) transactions in the long-term hedging program. The net amount of these transactions, excluding basis transactions, was 1.4 billion MMBtu and 1.6 billion MMBtu as of June 30, 2010 and December 31, 2009, respectively.

Credit Risk-Related Contingent Features of Derivatives

The agreements that govern our derivative instrument transactions may contain certain credit risk-related contingent features that could trigger liquidity requirements in the form of cash collateral, letters of credit or some other form of credit enhancement. Certain of those agreements require the posting of collateral if our credit rating is downgraded by one or more of the credit rating agencies; however, due to our below investment grade credit ratings, substantially all of such collateral posting requirements are already effective.

As of June 30, 2010 and December 31, 2009, the fair value of liabilities related to derivative instruments under agreements with credit risk-related contingent features that were not fully cash collateralized totaled $619 million and $687 million, respectively. The liquidity exposure associated with these liabilities was reduced by cash and letter of credit postings with the counterparties totaling $109 million and $152 million as of June 30, 2010 and December 31, 2009, respectively. If all the credit risk-related contingent features related to these derivatives had been triggered, including cross default provisions, as of June 30, 2010 and December 31, 2009, the remaining related liquidity requirement would have totaled $23 million and $20 million, respectively, after reduction for net accounts receivable and derivative assets under netting arrangements.

In addition, certain derivative agreements that are collateralized primarily with asset liens include indebtedness cross-default provisions that could result in the settlement of such contracts if there were a failure under other financing arrangements to meet payment terms or to comply with other covenants that could result in the acceleration of such indebtedness. As of June 30, 2010 and December 31, 2009, the fair value of derivative liabilities subject to such cross-default provisions, largely related to interest rate swaps, totaled $2.032 billion and $1.482 billion, respectively, (before consideration of the amount of assets under the liens). There were no cash collateral and letters of credit posted with these counterparties to reduce the liquidity exposure as of June 30, 2010. The liquidity exposure associated with these liabilities was reduced by cash collateral and letters of credit posted with counterparties totaling $489 million as of December 31, 2009. If all the credit risk-related contingent features related to these derivatives, including amounts related to cross-default provisions, had been triggered as of June 30, 2010 and December 31, 2009, the remaining related liquidity requirement would have totaled $1.102 billion and $480 million, respectively, after reduction for derivative assets under netting arrangements (before consideration of the amount of assets under the liens). See Note 12 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 in the EFH Corp. 2009 Form 10-K for a description of other obligations that are supported by asset liens.

As discussed immediately above, the aggregate fair values of liabilities under derivative agreements with credit risk-related contingent features, including cross-default provisions, totaled $2.651 billion and $2.169 billion at June 30, 2010 and December 31, 2009, respectively. This amount is before consideration of cash and letter of credit collateral posted, net accounts receivable and derivative assets under netting arrangements and assets under related liens.

Some commodity derivative contracts contain credit risk-related contingent features that do not provide for specific amounts to be posted if the features are triggered. These provisions include material adverse change, performance assurance, and other clauses that generally provide counterparties with the right to request additional credit enhancements. The amounts disclosed above exclude credit risk-related contingent features that do not provide for specific amounts or exposure calculations.

Concentrations of Credit Risk Related to Derivatives

TCEH has significant concentrations of credit risk with the counterparties to its derivative contracts. As of June 30, 2010, total credit risk exposure to all counterparties related to derivative contracts totaled $5.1 billion (including associated accounts receivable). The net exposure to those counterparties totaled $1.9 billion after taking into effect master netting arrangements, setoff provisions and collateral. The net exposure, assuming setoff provisions in the event of default across all EFH Corp. consolidated subsidiaries, totaled $1.4 billion as of June 30, 2010. As of June 30, 2010, the credit risk exposure to the banking and financial sector represented 93% of the total credit risk exposure, a significant amount of which is related to the long-term hedging program. As of June 30, 2010, the largest net exposure to a single counterparty totaled approximately $750 million. Exposure to the banking and financial sector counterparties is considered to be within an acceptable level of risk tolerance because substantially all of this exposure is with counterparties with credit ratings of “A” or better. However, this concentration increases the risk that a default by any of these counterparties would have a material adverse effect on our financial condition and results of operations.

The transactions with these counterparties contain certain provisions that would require the counterparties to post collateral in the event of a material downgrade in their credit rating. We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies specify authorized risk mitigation tools including, but not limited to, use of standardized master netting contracts and agreements that allow for netting of positive and negative exposures associated with a single counterparty. Credit enhancements such as parent guarantees, letters of credit, surety bonds, liens on assets and margin deposits are also utilized. Prospective material adverse changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. The process can result in the subsequent reduction of the credit limit or a request for additional financial assurances. An event of default by one or more counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the derivative contracts or delays in receipts of expected settlements if the counterparties owe amounts to us.

12.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) COSTS

Net pension and OPEB costs for the three and six months ended June 30, 2010 and 2009 are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Components of net pension costs:
Service cost	$10	$9	$21	$18
Interest cost	39	39	78	78
Expected return on assets	(39)	(41)	(79)	(83)
Amortization of prior service cost	—	—	—	—
Amortization of net loss	13	2	26	4

Net pension costs	23	9	46	17

Components of net OPEB costs:
Service cost	3	3	6	6
Interest cost	15	15	30	30
Expected return on assets	(3)	(3)	(6)	(6)
Amortization of prior service cost	—	—	—	—
Amortization of net loss	5	3	10	6

Net OPEB costs	20	18	40	36

Total net pension and OPEB costs	43	27	86	53
Less amounts expensed by Oncor	(9)	—	(18)	—
Less amounts deferred principally as a regulatory asset or property by Oncor	(21)	(17)	(42)	(33)

Amount recognized as expense by EFH Corp. and consolidated subsidiaries	$13	$10	$26	$20

The discount rate reflected in net pension and OPEB costs in 2010 is 5.90%. The expected rates of return on pension and OPEB plan assets reflected in the 2010 cost amounts are 8.0% and 7.6%, respectively.

We made cash contributions related to our pension and OPEB plans totaling $14 million and $12 million, respectively, in the first half of 2010, including $22 million contributed by Oncor. We expect to make additional contributions of $31 million and $12 million, respectively, in the remainder of 2010, including $37 million expected to be contributed by Oncor.

13.	EFFECT OF HEALTH CARE LEGISLATION

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act enacted in March 2010 reduces, effective in 2013, the amount of OPEB costs deductible for federal income tax purposes by the amount of the Medicare Part D subsidy we receive. Under income tax accounting rules, deferred tax assets related to accrued OPEB liabilities must be reduced immediately for the future effect of the legislation. Accordingly, in the three months ended March 31, 2010, EFH Corp.’s and Oncor’s deferred tax assets were reduced by $50 million. Of this amount, $8 million was recorded as a charge to income tax expense and $42 million was recorded as a regulatory asset by Oncor (before gross-up for liability in lieu of deferred income taxes) as the additional income taxes are expected to be recoverable in Oncor’s future rates.

14.	RELATED PARTY TRANSACTIONS

The following represent the significant related-party transactions of EFH Corp.:

•

We incur an annual management fee under the terms of a management agreement with the Sponsor Group for which we accrued $9 million for both the three months ended June 30, 2010 and 2009, and $18 million for both the six months ended June 30, 2010 and 2009. The fee is reported as SG&A expense.

•

In 2007, TCEH entered into the TCEH Senior Secured Facilities with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners, which is a member of the Sponsor Group. Affiliates of GS Capital Partners and Kohlberg Kravis Roberts & Co. L.P. (a member of the Sponsor Group) have from time to time engaged in commercial banking and financial advisory transactions with us in the normal course of business.

•

Goldman, Sachs & Co. (Goldman) acted as an initial purchaser in the issuance of $500 million principal amount of EFH Corp. 10% Notes in January 2010 as discussed in Note 6. Goldman received fees totaling $3 million for this transaction. Goldman is also acting as a dealer manager and solicitation agent in the ongoing debt exchange offers launched in July 2010 as discussed in Note 6. For its services in connection with the exchange offers and related consent solicitation, we have agreed to pay Goldman an exchange agent fee of up to $5.5 million and an incentive fee of up to $3 million that will be determined at the end of the exchange offers depending on the results of the exchange.

•	Affiliates of Goldman Sachs & Co. are parties to certain commodity and interest rate hedging transactions with us in the normal course of business.

•	Affiliates of the Sponsor Group may sell or acquire debt or debt securities issued by us in open market transactions or through loan syndications.

•

TCEH’s retail operations incur electricity delivery fees charged by Oncor, which totaled $257 million and $521 million for the three and six months ended June 30, 2010, respectively. The fees are based on rates regulated by the PUCT that apply to all REPs. The balance sheet at June 30, 2010 reflects amounts due currently to Oncor of $177 million (included in net payables due to unconsolidated subsidiary), primarily related to these electricity delivery fees.

•

Oncor’s bankruptcy-remote financing subsidiary has issued securitization bonds to recover generation-related regulatory assets through a transition surcharge to its customers. Oncor’s incremental income taxes related to the transition surcharges it collects are being reimbursed by TCEH. Therefore, the balance sheet reflects a noninterest bearing note payable to Oncor of $237 million ($38 million current portion included in net payables due to unconsolidated subsidiary) at June 30, 2010.

•

TCEH reimburses Oncor for interest expense on Oncor’s bankruptcy-remote financing subsidiary’s securitization bonds. This interest expense totaled $9 million and $19 million for the three and six months ended June 30, 2010, respectively.

•

A subsidiary of EFH Corp. charges Oncor for financial and other administrative services at cost, which totaled $10 million and $17 million for the three and six months ended June 30, 2010, respectively.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility, reported in other investments on the balance sheet, is funded by a delivery fee surcharge billed to REPs by Oncor and remitted to TCEH, with the intent that the trust fund assets will be sufficient to fund the decommissioning liability, reported in noncurrent liabilities on the balance sheet. Income and expenses associated with the trust fund and the decommissioning liability incurred by us are offset by a net change in the intercompany receivable/payable with Oncor, which in turn results in a change in Oncor’s net regulatory asset/liability. At June 30, 2010, the excess of the trust fund balance over the decommissioning liability resulted in a payable to Oncor totaling $148 million included in noncurrent payables to unconsolidated subsidiary in the balance sheet.

The intercompany receivable/payable with Oncor has changed from a receivable of $85 million on January 1, 2010 to a payable of $148 million on June 30, 2010 due to a new decommissioning cost estimate completed in the second quarter 2010 that resulted in a decline of the liability. The new cost estimate was completed in accordance with regulatory requirements to perform a cost estimate every five years. The lower estimated liability was driven by lower cost escalation assumptions in the new estimate. (Also see Note 16 under “Asset Retirement Obligations.”)

•

We file a consolidated federal income tax return; however, Oncor Holdings’ federal income tax and Texas margin tax expense and related balance sheet amounts, including income taxes payable to or receivable from EFH Corp., are recorded as if Oncor Holdings files its own income tax return. At June 30, 2010, the amount due to Oncor Holdings totaled $3 million and is included in net payables due to unconsolidated subsidiary.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of June 30, 2010, TCEH had posted a letter of credit in the amount of $16 million for the benefit of Oncor.

•

EFH Corp. and Oncor are jointly and severally liable for the funding of the EFH Corp. pension plan and a portion of the OPEB plan obligations. EFH Corp. is liable for the majority of the OPEB plan obligations. Oncor has contractually agreed to reimburse EFH Corp. with respect to certain pension plan and OPEB liabilities. Accordingly, at June 30, 2010, the balance sheet of EFH Corp. reflects such unfunded liabilities and a corresponding receivable from Oncor in the amount of $1.270 billion, classified as noncurrent, which represents the portion of the obligations recoverable by Oncor under regulatory rate-setting provisions and reported by Oncor in its balance sheet.

•

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As part of this stipulation, TCEH would be required to post a letter of credit in an amount equal to $170 million to secure its payment obligations to Oncor if two or more rating agencies downgrade Oncor’s credit ratings below investment grade.

15.	SEGMENT INFORMATION

Our operations are aligned into two reportable business segments: Competitive Electric and Regulated Delivery. The segments are managed separately because they are strategic business units that offer different products or services and involve different risks.

The Competitive Electric segment is engaged in competitive market activities consisting of electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales to residential and business customers, all largely in Texas. These activities are conducted by TCEH.

The Regulated Delivery segment is engaged in regulated electricity transmission and distribution operations in Texas. These activities are conducted by Oncor, including its wholly owned bankruptcy-remote financing subsidiary. See Notes 1 and 3 for discussion of the deconsolidation of Oncor Holdings and, accordingly, the Regulated Delivery segment, effective as of January 1, 2010.

Corporate and Other represents the remaining nonsegment operations consisting primarily of discontinued operations, general corporate expenses and interest on EFH Corp. (parent entity), Intermediate Holding and EFC Holdings debt.

The accounting policies of the business segments are the same as those described in the summary of significant accounting policies in Note 1 above and in Note 1 in the EFH Corp. 2009 Form 10-K. We evaluate performance based on income from continuing operations. We account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Operating revenues:
Competitive Electric	$1,993	$1,945	$3,992	$3,711
Regulated Delivery	—	653	—	1,266
Corporate and Other	—	6	—	13
Eliminations		(262)	—	(509)

Consolidated	$1,993	$2,342	$3,992	$4,481

Affiliated revenues included in operating revenues:
Competitive Electric	$—	$1	$—	$3
Regulated Delivery	—	257	—	496
Corporate and Other	—	4	—	10
Eliminations	—	(262)	—	(509)

Consolidated	$—	$—	$—	$—

Equity in earnings of unconsolidated subsidiaries (net of tax):
Regulated Delivery	$59	$—	$122	$—

Net income (loss):
Competitive Electric	$(427)	$(78)	$5	$479
Regulated Delivery	59	82	122	140
Corporate and Other	(58)	(143)	(198)	(304)

Consolidated	$(426)	$(139)	$(71)	$315

16.	SUPPLEMENTARY FINANCIAL INFORMATION

Regulated Versus Unregulated Operations

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Operating revenues
Regulated	$—	$653	$—	$1,266
Unregulated	1,993	1,951	3,992	3,724
Intercompany sales eliminations—regulated	—	(257)	—	(496)
Intercompany sales eliminations—unregulated	—	(5)	—	(13)

Total operating revenues	1,993	2,342	3,992	4,481
Fuel, purchased power and delivery fees— unregulated (a)	(1,074)	(700)	(2,121)	(1,301)
Net gain (loss) from commodity hedging and trading activities—unregulated	67	(248)	1,280	880
Operating costs—regulated	—	(221)	—	(441)
Operating costs—unregulated	(229)	(174)	(426)	(342)
Depreciation and amortization—regulated	—	(132)	—	(258)
Depreciation and amortization—unregulated	(350)	(291)	(692)	(572)
Selling, general and administrative expenses—regulated	—	(44)	—	(88)
Selling, general and administrative expenses—unregulated	(185)	(226)	(373)	(428)
Franchise and revenue-based taxes—regulated	—	(58)	—	(118)
Franchise and revenue-based taxes—unregulated	(26)	(21)	(49)	(47)
Impairment of goodwill	—	—	—	(90)
Other income	211	13	244	26
Other deductions	(7)	(7)	(18)	(18)
Interest income	—	11	9	12
Interest expense and other charges	(1,122)	(431)	(2,074)	(1,096)

Income (loss) before income taxes and equity in earnings of unconsolidated subsidiaries	$(722)	$(187)	$(228)	$600

(a)	Includes unregulated cost of fuel consumed of $325 million and $298 million for the three months ended June 30, 2010 and 2009, respectively, and $680 million and $582 million for the six months ended June 30, 2010 and 2009, respectively. The balance represents energy purchased for resale and delivery fees net of intercompany eliminations.

Other Income and Deductions

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Other income:
Accretion of adjustment (discount) of regulatory assets resulting from purchase accounting	$—	$10	$—	$20
Debt extinguishment gain (Note 6)	129	—	143	—
Gain on sale of interest in natural gas gathering pipeline business (a)	30	—	37	—
Gain on sale of land/water rights	44	—	44	—
Sales tax refund	—	—	5	—
Mineral rights royalty income	—	1	1	2
Other	8	2	14	4

Total other income	$211	$13	$244	$26

Other deductions:
Net charges related to cancelled development of generation facilities	$1	$1	$2	$2
Severance charges	—	1	2	7
Ongoing pension and OPEB expense related to discontinued businesses	2	—	5	—
Other	4	5	9	9

Total other deductions	$7	$7	$18	$18

(a)	The six months ended June 30, 2010 amount includes adjustments totaling $12 million associated with the sale of a controlling interest in 2009 that arose as a result of completion of fair value determination related to the respective parties’ investment balance and a gain totaling $25 million related to the sale of remaining interests in June 2010.

Interest Expense and Related Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Interest paid/accrued (including net amounts settled/accrued under interest rate swaps)	$808	$873	$1,602	$1,745
Unrealized mark-to-market net (gain) loss on interest rate swaps	254	(460)	361	(665)
Amortization of interest rate swap losses at dedesignation of hedge accounting	24	44	53	84
Amortization of fair value debt discounts resulting from purchase accounting	19	20	38	39
Amortization of debt issuance costs and discounts	33	35	67	69
Capitalized interest	(16)	(81)	(47)	(176)

Total interest expense and related charges	$1,122	$431	$2,074	$1,096

Restricted Cash

	At June 30, 2010		At December 31, 2009
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Amounts related to TCEH’s Letter of Credit Facility (See Note 6)	$—	$1,135	$—	$1,135
Amounts related to margin deposits held	6	—	1	—
Amounts related to securitization (transition) bonds	—	—	47	14

Total restricted cash	$6	$1,135	$48	$1,149

Inventories by Major Category

	June 30, 2010	December 31, 2009
Materials and supplies (a)	$162	$248
Fuel stock	205	204
Natural gas in storage	34	33

Total inventories	$401	$485

(a)	See Notes 1 and 3 for discussion of the deconsolidation of Oncor Holdings effective as of January 1, 2010.

Other Investments

	June 30, 2010	December 31, 2009
Nuclear decommissioning trust	$469	$475
Assets related to employee benefit plans, including employee savings programs, net of distributions (a)	115	184
Land	41	43
Miscellaneous other	3	4

Total investments	$628	$706

(a)	See Notes 1 and 3 for discussion of the deconsolidation of Oncor Holdings effective as of January 1, 2010.

Nuclear Decommissioning Trust—Investments in a trust that will be used to fund the costs to decommission the Comanche Peak nuclear generation plant are carried at fair value. Decommissioning costs are being recovered from Oncor’s customers as a delivery fee surcharge over the life of the plant and deposited in the trust fund. Net gains and losses on investments in the trust fund are offset by a corresponding adjustment to Oncor’s regulatory asset/liability. A summary of investments in the fund follows:

	June 30, 2010
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$216	$8	$(2)	$222
Equity securities (c)	203	67	(23)	247

Total	$419	$75	$(25)	$469

	December 31, 2009
	Cost (a)	Unrealized gain	Unrealized loss	Fair market value
Debt securities (b)	$211	$8	$(3)	$216
Equity securities (c)	195	83	(19)	259

Total	$406	$91	$(22)	$475

(a)	Includes realized gains and losses of securities sold.
(b)	The investment objective for debt securities is to invest in a diversified tax efficient portfolio with an overall portfolio rating of AA or above as graded by S&P or Aa2 by Moody’s. The debt securities are heavily weighted with municipal bonds. The debt securities had an average coupon rate of 4.41% and 4.44% and an average maturity of 7.9 years and 7.8 years at June 30, 2010 and December 31, 2009, respectively.
(c)	The investment objective for equity securities is to invest tax efficiently and to match the performance of the S&P 500 Index.

Debt securities held at June 30, 2010 mature as follows: $81 million in one to five years, $37 million in five to ten years and $104 million after ten years.

Property, Plant and Equipment

As of June 30, 2010 and December 31, 2009, property, plant and equipment of $20.8 billion and $30.1 billion, respectively, is stated net of accumulated depreciation and amortization of $3.5 billion and $7.1 billion, respectively.

Asset Retirement Obligations

These liabilities primarily relate to nuclear generation plant decommissioning, land reclamation related to lignite mining, removal of lignite/coal-fueled plant ash treatment facilities and generation plant asbestos removal and disposal costs. There is no earnings impact with respect to the recognition of the asset retirement costs for nuclear decommissioning, as all costs are recoverable through the regulatory process as part of Oncor’s rates.

The following table summarizes the changes to the asset retirement liability, reported in other current liabilities and other noncurrent liabilities and deferred credits in the balance sheet, during the six months ended June 30, 2010:

Asset retirement liability at January 1, 2010	$948
Additions:
Accretion	36
Reductions:
Payments, essentially all mining reclamation	(20)
Adjustment for new cost estimate (a)	(498)

Asset retirement liability at June 30, 2010	466
Less amounts due currently	(42)

Noncurrent asset retirement liability at June 30, 2010	$424

(a)	Essentially all of the adjustment relates to the nuclear decommissioning liability, which resulted from a new cost estimate completed in the second quarter 2010. In accordance with regulatory requirements, a new cost estimate is completed every five years. A decline in the liability was driven by lower cost escalation assumptions in the new estimate. The reduction in the liability was offset in part by a reduction in the carrying value of the nuclear facility with the balance offset by an increase in the noncurrent liability to Oncor, which in turn resulted in a regulatory liability on Oncor’s balance sheet. (Also see Note 14.)

Other Noncurrent Liabilities and Deferred Credits

The balance of other noncurrent liabilities and deferred credits consists of the following:

	June 30, 2010	December 31, 2009
Uncertain tax positions (including accrued interest)	$1,958	$1,999
Retirement plan and other employee benefits	1,658	1,711
Asset retirement obligations	424	948
Unfavorable purchase and sales contracts	687	700
Liabilities related to subsidiary tax sharing agreement (a)	—	321
Other	44	87

Total other noncurrent liabilities and deferred credits	$4,771	$5,766

(a)	See Notes 1 and 3 for discussion of the deconsolidation of Oncor Holdings effective as of January 1, 2010.

No recent events have occurred that would cause us to materially adjust the total amount of liabilities recorded related to uncertain tax positions, although the amount could change materially within the next 12 months if sufficient progress is made on matters in appeals with the IRS (see Note 8 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 in the EFH Corp. 2009 Form 10-K).

Unfavorable Purchase and Sales Contracts—The amortization of unfavorable purchase and sales contracts totaled $6 million and $7 million in the three months ended June 30, 2010 and 2009, respectively and $13 and $14 million in the six months ended June 30, 2010 and 2009, respectively. Favorable purchase and sales contracts are recorded as intangible assets (see Note 4).

The estimated amortization of unfavorable purchase and sales contracts for each of the five fiscal years from December 31, 2009 is as follows:

Year	Amount
2010	$27
2011	27
2012	27
2013	26
2014	25

Supplemental Cash Flow Information

	Six Months Ended June 30,
	2010	2009
Cash payments (receipts) related to:
Interest paid (a)	$1,289	$1,513
Capitalized interest	(47)	(176)

Interest paid (net of capitalized interest) (a)	1,242	1,337
Income taxes	52	(45)
Noncash investing and financing activities:
Noncash construction expenditures (b)	51	175
Capital leases	9	15

(a)	Net of interest received on interest rate swaps.
(b)	Represents end-of-period accruals.

17.	SUPPLEMENTAL GUARANTOR CONDENSED FINANCIAL INFORMATION

In 2007, EFH Corp. issued $2.0 billion EFH Corp. 10.875% Notes and $2.5 billion EFH Corp. Toggle Notes (collectively, the EFH Corp. Senior Notes). In May 2009, November 2009 and May 2010, EFH Corp. issued an additional $150 million, $159 million and $162 million, respectively, of the EFH Corp. Toggle Notes in payment of accrued interest. In November 2009, EFH Corp. issued $115 million EFH Corp. 9.75% Notes in exchange for certain outstanding debt securities. In January 2010, EFH Corp. issued $500 million EFH Corp. 10% Notes (collectively with the EFH Corp. 9.75% Notes, the EFH Corp. Senior Secured Notes). In the first half of 2010, EFH Corp. issued an additional $106 million of the EFH Corp. 10% Notes in exchange for certain outstanding debt securities. The EFH Corp. Senior Notes and EFH Corp. Senior Secured Notes are unconditionally guaranteed by EFC Holdings and Intermediate Holding, 100% owned subsidiaries of EFH Corp. (collectively, the Guarantors) on an unsecured basis except for Intermediate Holding’s guarantee of the EFH Corp. Senior Secured Notes, which is secured by a pledge of all membership interests and other investments Intermediate Holding owns or holds in Oncor Holdings or any of Oncor Holdings’ subsidiaries as described in Note 6. The guarantees issued by the Guarantors are full and unconditional, joint and several guarantees of the EFH Corp. Senior Notes and Senior Secured Notes. The guarantees by EFC Holdings and the guarantee of the EFH Corp. Senior Notes by Intermediate Holding rank equally with any senior unsecured indebtedness of the Guarantors and rank effectively junior to all of the secured indebtedness of the Guarantors to the extent of the assets securing that indebtedness. All other subsidiaries of EFH Corp., either direct or indirect, do not guarantee the EFH Corp. Senior Notes and EFH Corp. Senior Secured Notes (collectively, the Non-Guarantors). The indentures governing the EFH Corp. Senior Notes and EFH Corp. Senior Secured Notes contain certain restrictions, subject to certain exceptions, on EFH Corp.’s ability to pay dividends or make investments. See Note 8.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, “Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered” in order to present the condensed consolidating statements of income of EFH Corp. (the Parent/Issuer), the Guarantors and the Non-Guarantors for the three-month and six-month periods ended June 30, 2010 and 2009, the condensed consolidating statements of cash flows of the Parent/Issuer, the Guarantors and the Non-Guarantors for the six-month periods ended June 30, 2010 and 2009 and the consolidating balance sheets as of June 30, 2010 and December 31, 2009 of the Parent/Issuer, the Guarantors and the Non-Guarantors. Investments in consolidated subsidiaries are accounted for under the equity method. The presentations reflect the application of SEC Staff Accounting Bulletin Topic 5-J, “Push Down Basis of Accounting Required in Certain Limited Circumstances,” including the effects of the push down of the $4.57 billion and $4.63 billion principal amount of EFH Corp. Senior Notes and $299 million and $115 million principal amount of the EFH Corp. Senior Secured Notes to the Guarantors as of June 30, 2010 and December 31, 2009, respectively (see Note 6). Amounts pushed down reflect Merger-related debt and additional debt guaranteed by the Guarantors that was issued by EFH Corp. to refinance Merger-related or other debt existing at the time of the Merger.

EFH Corp. (Parent) received dividends from its subsidiaries totaling $2 million and $58 million for the six months ended June 30, 2010 and 2009, respectively.

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Three Months Ended June 30, 2010

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$1,993	$—	$1,993
Fuel, purchased power costs and delivery fees	—	—	(1,074)	—	(1,074)
Net gain from commodity hedging and trading activities	—	—	67	—	67
Operating costs	—	—	(229)	—	(229)
Depreciation and amortization	—	—	(350)	—	(350)
Selling, general and administrative expenses	(6)	—	(179)	—	(185)
Franchise and revenue-based taxes	—	—	(26)	—	(26)
Other income	66	—	81	64	211
Other deductions	—	—	(7)	—	(7)
Interest income	47	3	75	(125)	—
Interest expense and related charges	(273)	(152)	(965)	268	(1,122)

Loss before income taxes and equity in earnings of subsidiaries	(166)	(149)	(614)	207	(722)
Income tax benefit	56	49	203	(71)	237
Equity in earnings of consolidated subsidiaries	(375)	(406)	—	781	—
Equity in earnings of unconsolidated subsidiaries (net of tax)	59	59	—	(59)	59

Net loss	(426)	(447)	(411)	858	(426)
Net income attributable to noncontrolling interests	—	—	—	—	—

Net loss attributable to EFH Corp.	$(426)	$(447)	$(411)	$858	$(426)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Three Months Ended June 30, 2009

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$2,342	$—	$2,342
Fuel, purchased power costs and delivery fees	—	—	(700)	—	(700)
Net loss from commodity hedging and trading activities	—	—	(248)	—	(248)
Operating costs	—	—	(395)	—	(395)
Depreciation and amortization	—	—	(423)	—	(423)
Selling, general and administrative expenses	(35)	—	(235)	—	(270)
Franchise and revenue-based taxes	—	—	(79)	—	(79)
Other income	1	—	12	—	13
Other deductions	(3)	—	(4)	—	(7)
Interest income	60	—	32	(81)	11
Interest expense and related charges	(240)	(141)	(269)	219	(431)

Income (loss) before income taxes and equity earnings of subsidiaries	(217)	(141)	33	138	(187)
Income tax (expense) benefit	67	47	(19)	(47)	48
Equity earnings of subsidiaries	(5)	7	—	(2)	—

Net income (loss)	(155)	(87)	14	89	(139)
Net income attributable to noncontrolling interests	—	—	(16)	—	(16)

Net loss attributable to EFH Corp.	$(155)	$(87)	$(2)	$89	$(155)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income (Loss)

For the Six Months Ended June 30, 2010

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$3,992	$—	$3,992
Fuel, purchased power costs and delivery fees	—	—	(2,121)	—	(2,121)
Net gain from commodity hedging and trading activities	—	—	1,280	—	1,280
Operating costs	—	—	(426)	—	(426)
Depreciation and amortization	—	—	(692)	—	(692)
Selling, general and administrative expenses	(12)	—	(361)	—	(373)
Franchise and revenue-based taxes	—	—	(49)	—	(49)
Other income	74	—	98	72	244
Other deductions	—	—	(18)	—	(18)
Interest income	104	5	163	(263)	9
Interest expense and related charges	(536)	(300)	(1,786)	548	(2,074)

Income (loss) before income taxes and equity in earnings of subsidiaries	(370)	(295)	80	357	(228)
Income tax (expense) benefit	116	97	(58)	(120)	35
Equity in earnings of consolidated subsidiaries	61	44	—	(105)	—
Equity in earnings of unconsolidated subsidiaries (net of tax)	122	122	—	(122)	122

Net income (loss)	(71)	(32)	22	10	(71)
Net income attributable to noncontrolling interests	—	—	—	—	—

Net income (loss) attributable to EFH Corp.	$(71)	$(32)	$22	$10	$(71)

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Income

For the Six Months Ended June 30, 2009

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues	$—	$—	$4,481	$—	$4,481
Fuel, purchased power costs and delivery fees	—	—	(1,301)	—	(1,301)
Net gain from commodity hedging and trading activities	—	—	880	—	880
Operating costs	—	—	(783)	—	(783)
Depreciation and amortization	—	—	(830)	—	(830)
Selling, general and administrative expenses	(63)	—	(453)	—	(516)
Franchise and revenue-based taxes	—	—	(165)	—	(165)
Impairment of goodwill	—	—	(90)	—	(90)
Other income	2	—	24	—	26
Other deductions	(3)	—	(15)	—	(18)
Interest income	111	—	57	(156)	12
Interest expense and related charges	(476)	(281)	(770)	431	(1,096)

Income (loss) before income taxes and equity earnings of subsidiaries	(429)	(281)	1,035	275	600
Income tax (expense) benefit	137	92	(421)	(93)	(285)
Equity earnings of subsidiaries	579	629	—	(1,208)	—

Net income	287	440	614	(1,026)	315
Net income attributable to noncontrolling interests	—	—	(28)	—	(28)

Net income attributable to EFH Corp.	$287	$440	$586	$(1,026)	$287

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2010

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$77	$74	$(147)	$130	$134

Cash flows—financing activities:
Issuances of long-term borrowings	500	—	—	—	500
Repayments/repurchases of long-term borrowings	(81)	(2)	(186)	(132)	(401)
Net short-term borrowings under accounts receivable sales program	—	—	158	—	158
Change in other short-term borrowings	—	—	(218)	—	(218)
Contributions from noncontrolling interests	—	—	14	—	14
Cash dividends paid	—	(2)	—	2	—
Change in advances—affiliates	(804)	34	850	(80)	—
Other, net	(17)	—	3	—	(14)

Cash provided by (used in) financing activities	(402)	30	621	(210)	39

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(637)	—	(637)
Investment posted with derivative counterparty	400	—	—	—	400
Proceeds from sale of assets	—	—	141	—	141
Proceeds from sale of environmental allowances and credits	—	—	6	—	6
Purchases of environmental allowances and credits	—	—	(10)	—	(10)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	803	—	803
Investments in nuclear decommissioning trust fund securities	—	—	(811)	—	(811)
Change in advances—affiliates	(60)	(20)	—	80	—
Other, net	(3)	—	(11)	—	(14)

Cash provided by (used in) investing activities	337	(20)	(519)	80	(122)

Net change in cash and cash equivalents	12	84	(45)	—	51
Effects of deconsolidation of Oncor Holdings	(29)	—	—	—	(29)
Cash and cash equivalents—beginning balance	1,059	—	130	—	1,189

Cash and cash equivalents—ending balance	$1,042	$84	$85	$—	$1,211

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Statements of Cash Flows

For the Six Months Ended June 30, 2009

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(114)	$50	$684	$(116)	$504

Cash flows—financing activities:
Issuances of long-term borrowings	—	—	435	—	435
Retirements of long-term borrowings	—	(2)	(226)	—	(228)
Change in short-term borrowings	—	—	205	—	205
Contributions from noncontrolling interests	—	—	32	—	32
Distributions paid to noncontrolling interests	—	—	(17)	—	(17)
Cash dividends paid	—	(58)	(58)	116	—
Change in advances—affiliates	281	10	—	(291)	—
Other, net	20	—	(3)	—	17

Cash provided by (used in) financing activities	301	(50)	368	(175)	444

Cash flows—investing activities:
Capital expenditures and nuclear fuel purchases	—	—	(1,343)	—	(1,343)
Redemption of investment held in money market fund	—	—	142	—	142
Investment posted with counterparty	(400)	—	—	—	(400)
Reduction of restricted cash from letter of credit facility posted with trustee	—	—	115	—	115
Proceeds from sale of environmental allowances and credits	—	—	7	—	7
Purchases of environmental allowances and credits	—	—	(14)	—	(14)
Proceeds from sales of nuclear decommissioning trust fund securities	—	—	2,231	—	2,231
Investments in nuclear decommissioning trust fund securities	—	—	(2,238)	—	(2,238)
Change in advances—affiliates	—	—	(291)	291	—
Other, net	—	—	22	—	22

Cash used in investing activities	(400)	—	(1,369)	291	(1,478)

Net change in cash and cash equivalents	(213)	—	(317)	—	(530)
Cash and cash equivalents—beginning balance	1,075	—	614	—	1,689

Cash and cash equivalents—ending balance	$862	$—	$297	$—	$1,159

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at June 30, 2010

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,042	$84	$85	$—	$1,211
Restricted cash	—	—	6	—	6
Advances to affiliates	—	—	237	(237)	—
Trade accounts receivable—net	12	2	1,273	(7)	1,280
Income taxes receivable	33	1	—	(34)	—
Notes receivable from affiliates	920	—	1,631	(2,551)	—
Inventories	—	—	401	—	401
Commodity and other derivative contractual assets	107	—	2,750	—	2,857
Accumulated deferred income taxes	62	—	107	—	169
Margin deposits related to commodity positions	—	—	173	—	173
Other current assets	2	—	74	—	76

Total current assets	2,178	87	6,737	(2,829)	6,173
Restricted cash	—	—	1,135	—	1,135
Receivables from unconsolidated subsidiary	1,270	—	—	—	1,270
Investments in unconsolidated subsidiaries	4,711	3,703	—	(2,964)	5,450
Other investments	283	70	560	(285)	628
Property, plant and equipment—net	—	—	20,770	—	20,770
Notes receivable from affiliates	12	—	1,609	(1,621)	—
Goodwill	—	—	10,252	—	10,252
Intangible assets—net	—	—	2,513	—	2,513
Commodity and other derivative contractual assets	—	—	2,132	—	2,132
Accumulated deferred income taxes	562	135	—	(697)	—
Unamortized debt issuance costs and other noncurrent assets	108	89	612	(90)	719

Total assets	$9,124	$4,084	$46,320	$(8,486)	$51,042

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$—	$—	$893	$—	$893
Advances from affiliates	236	1	—	(237)	—
Long-term debt due currently	—	8	245	—	253
Trade accounts payable	1	—	723	—	724
Payables to affiliates/unconsolidated subsidiary	1,638	34	1,094	(2,548)	218
Commodity and other derivative contractual liabilities	136	—	2,512	—	2,648
Margin deposits related to commodity positions	—	—	530	—	530
Accrued interest	147	100	312	(102)	457
Other current liabilities	2	—	362	(12)	352

Total current liabilities	2,160	143	6,671	(2,899)	6,075
Accumulated deferred income taxes	—	—	5,506	(553)	4,953
Commodity and other derivative contractual liabilities	—	—	1,336	—	1,336
Notes or other liabilities due affiliates/unconsolidated subsidiary	1,282	—	686	(1,621)	347
Long-term debt, less amounts due currently	7,202	5,099	29,735	(5,268)	36,768
Other noncurrent liabilities and deferred credits	1,749	3	3,019	—	4,771

Total liabilities	12,393	5,245	46,953	(10,341)	54,250
EFH Corp. shareholders’ equity	(3,269)	(1,161)	(702)	1,863	(3,269)
Noncontrolling interests in subsidiaries	—	—	69	(8)	61

Total equity	(3,269)	(1,161)	(633)	1,855	(3,208)

Total liabilities and equity	$9,124	$4,084	$46,320	$(8,486)	$51,042

ENERGY FUTURE HOLDINGS CORP. AND SUBSIDIARIES

Condensed Consolidating Balance Sheets

at December 31, 2009

(millions of dollars)

	Parent/ Issuer	Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$1,059	$—	$130	$—	$1,189
Investment posted with counterparty	425	—	—	—	425
Restricted cash	—	—	48	—	48
Advances to affiliates	471	5	—	(476)	—
Trade accounts receivable—net	8	2	1,253	(3)	1,260
Income taxes receivable	23	2	—	(25)	—
Accounts receivable from affiliates	—	—	22	(22)	—
Notes receivable from affiliates	114	—	1,469	(1,583)	—
Inventories	—	—	485	—	485
Commodity and other derivative contractual assets	52	—	2,339	—	2,391
Accumulated deferred income taxes	—	3	11	(9)	5
Margin deposits related to commodity positions	—	—	187	—	187
Other current assets	2	—	134	—	136

Total current assets	2,154	12	6,078	(2,118)	6,126

Restricted cash	—	—	1,149	—	1,149
Investments in unconsolidated subsidiaries	—	—	44	—	44
Other investments	4,586	3,634	638	(8,152)	706
Property, plant and equipment—net	—	—	30,108	—	30,108
Notes receivable from affiliates	12	—	2,236	(2,248)	—
Goodwill	—	—	14,316	—	14,316
Intangible assets—net	—	—	2,876	—	2,876
Regulatory assets—net	—	—	1,959	—	1,959
Commodity and other derivative contractual assets	—	—	1,533	—	1,533
Accumulated deferred income taxes	647	111	—	(758)	—
Unamortized debt issuance costs and other noncurrent assets	108	99	733	(95)	845

Total assets	$7,507	$3,856	$61,670	$(13,371)	$59,662

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	$—	$—	$1,569	$—	$1,569
Advances from affiliates	—	—	476	(476)	—
Long-term debt due currently	—	8	409	—	417
Trade accounts payable	4	—	892	—	896
Accounts payable to affiliates	16	6	—	(22)	—
Notes payable to affiliates	1,406	27	150	(1,583)	—
Commodity and other derivative contractual liabilities	82	—	2,310	—	2,392
Margin deposits related to commodity positions	—	—	520	—	520
Accumulated deferred income taxes	9	—	—	(9)	—
Accrued interest	119	93	408	(94)	526
Other current liabilities	7	—	761	(24)	744

Total current liabilities	1,643	134	7,495	(2,208)	7,064

Accumulated deferred income taxes	—	—	6,764	(633)	6,131
Investment tax credits	—	—	37	—	37
Commodity and other derivative contractual liabilities	—	—	1,060	—	1,060
Notes or other liabilities due affiliates	2,019	—	229	(2,248)	—
Long-term debt, less amounts due currently	6,626	4,975	34,740	(4,901)	41,440
Other noncurrent liabilities and deferred credits	466	3	5,297	—	5,766

Total liabilities	10,754	5,112	55,622	(9,990)	61,498

EFH Corp. shareholders’ equity	(3,247)	(1,256)	4,637	(3,381)	(3,247)
Noncontrolling interests in subsidiaries	—	—	1,411	—	1,411

Total equity	(3,247)	(1,256)	6,048	(3,381)	(1,836)

Total liabilities and equity	$7,507	$3,856	$61,670	$(13,371)	$59,662

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2008 Audited Financial Statements	Intermediate Holding’s audited financial statements for the year ended December 31, 2008 included in Intermediate Holding’s Registration Statement on Form S-4 dated November 4, 2009 (File No. 333-162327)

2009 Form 10-K	Intermediate Holding’s Annual Report on Form 10-K for the year ended December 31, 2009

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under the EFIH Notes and certain debt arrangements of EFH Corp. and its subsidiaries. See definition of EBITDA below. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. Intermediate Holding is providing its and EFH Corp.’s Adjusted EBITDA (see reconciliation in Annex C) solely because of the important role that Adjusted EBITDA plays in respect of certain covenants contained in the indenture for the EFIH Notes and EFH Corp. debt pushed down to Intermediate Holding as discussed in Note 5 to Financial Statements. Intermediate Holding does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, Intermediate Holding does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, Intermediate Holding’s presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

CREZ	Competitive Renewable Energy Zone

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct subsidiary of EFH Corp. and the direct parent of TCEH.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

EFH Corp. 9.75% Notes	Refers to EFH Corp.’s 9.75% Senior Secured Notes due October 15, 2019.

EFH Corp. Senior Notes	Refers collectively to EFH Corp.’s 10.875% Senior Notes due November 1, 2017 (EFH Corp. 10.875% Notes) and EFH Corp.’s 11.25%/12.00% Senior Toggle Notes due November 1, 2017 (Toggle Notes).

EFIH Finance	Refers to EFIH Finance Inc., a direct, wholly-owned subsidiary of Intermediate Holding, formed for the sole purpose of serving as co-issuer with Intermediate Holding of certain debt securities.

EFIH Notes	Refers to Intermediate Holding’s and EFIH Finance’s 9.75% Senior Secured Notes due October 15, 2019.

EPA	US Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

GAAP	generally accepted accounting principles

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings, and/or its subsidiaries depending on context.

Investment LLC	Refers to Oncor Management Investment LLC, a limited liability company and minority membership interest owner (approximately 0.22%) of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

NERC	North American Electric Reliability Corporation

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)

SEC	US Securities and Exchange Commission

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Energy Future Intermediate Holding Company LLC

Dallas, Texas

We have audited the accompanying consolidated balance sheets of Energy Future Intermediate Holding Company LLC and subsidiaries (“Intermediate Holding” or the “Successor”) as of December 31, 2009 and 2008, and the related statements of consolidated income (loss), comprehensive income (loss), cash flows and membership interests for the years ended December 31, 2009 and 2008, and the period from October 11, 2007 through December 31, 2007. We have also audited the consolidated income (loss), comprehensive income (loss), cash flows and membership interests of Oncor Electric Delivery Company LLC (the “Predecessor”) for the period from January 1, 2007 through October 10, 2007. These financial statements are the responsibility of Intermediate Holding’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Intermediate Holding is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Intermediate Holding’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor’s consolidated financial statements referred to above present fairly, in all material respects, the financial position of Energy Future Intermediate Holding Company LLC and subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008, and the period from October 11, 2007 through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor’s consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Oncor Electric Delivery Company LLC for the period from January 1, 2007 through October 10, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 2 to the consolidated financial statements, Intermediate Holding adopted amended consolidation accounting standards related to variable interest entities effective January 1, 2010, on a retrospective basis. As also discussed Note 1 to the consolidated financial statements, Intermediate Holding is a wholly owned subsidiary of Energy Future Holdings Corp., which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 24, 2010

(May 27, 2010 as to the effects of the retrospective adoption of amended consolidation accounting standards related to variable interest entities as described in Notes 1 and 2)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Interest income	$4	$2	$—	$—
Interest expense and related charges (Note 9)	(279)	(262)	(68)	—

Loss before income taxes and equity in earnings of unconsolidated subsidiary	(275)	(260)	(68)	—
Income tax benefit	93	88	23	—
Equity in earnings (losses) of unconsolidated subsidiary (net of tax)(Note 2)	256	(323)	64	263

Net income (loss)	$74	$(495)	$19	$263

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Net income (loss)	$74	$(495)	$19	$263

Other comprehensive income, net of tax effects:
Cash flow hedges:
Net decrease in fair value of derivatives (net of tax benefit of —, $1, — and —)	—	(2)	—	—
Derivative value net losses related to hedged transactions recognized during the period in net income (net of tax expense of $— in all periods)	—	—	—	1

Comprehensive income (loss)	$74	$(497)	$19	$264

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED CASH FLOWS

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Cash flows—operating activities:
Net income (loss)	$74	$(495)	$19	$263
Adjustments to reconcile net income to cash provided by operating activities:
Equity in (earnings) losses of unconsolidated subsidiary	(256)	323	(64)	(263)
Distributions of earnings from unconsolidated subsidiary	216	330	—	326
Amortization of debt issuance costs	10	11	2	—
Deferred income taxes—net	(56)	1	—	—
Noncash interest expense related to pushed down debt of parent	265	251	24	—
Changes in debt-related assets and liabilities:
Assets	(4)	—	—	—
Liabilities	(33)	(88)	19	—

Cash provided by operating activities	216	333	—	326

Cash flows—financing activities:
Proceeds from sale of Oncor equity interests, net of transaction costs (Note 7)	—	1,253	—	—
Distribution to parent of equity sale net proceeds	—	(1,253)	—	—
Distributions/dividends to EFH Corp.	(216)	(330)	—	(326)

Cash used in financing activities	(216)	(330)	—	(326)

Cash flows—investing activities:
Advances to EFH Corp.	—	(3)	—	—

Cash used in investing activities	—	(3)	—	—

Net change in cash and cash equivalents	—	—	—	—
Cash and cash equivalents—beginning balance	—	—	—	—

Cash and cash equivalents—ending balance	$—	$—	$—	$—

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR)

CONSOLIDATED BALANCE SHEETS

(millions of dollars)

	Successor
	December 31, 2009	December 31, 2008
ASSETS
Current assets:
Trade accounts receivable from affiliates—net	$2	$—
Advances to parent	3	3

Total current assets	5	3

Investment in Oncor Holdings (Note 2)	5,396	5,305
Investment in long-term debt of affiliates (Note 8)	68	—
Accumulated deferred income taxes	55	—
Other noncurrent assets	53	55

Total assets	$5,577	$5,363

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Trade accounts and other payables to affiliates	$6	$—
Income taxes payable to EFH Corp. (Note 8)	1	—
Accrued interest	47	43

Total current liabilities	54	43
Accumulated deferred income taxes	—	1
Long-term debt (Note 5)	2,513	2,250

Total liabilities	2,567	2,294
Commitments and Contingencies (Note 6)
Membership interests	3,010	3,069

Total liabilities and membership interests	$5,577	$5,363

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Capital account:
Balance at beginning of period (a)	$3,071	$5,439	$7,539	$2,994
Net income (loss)	74	(495)	19	263
Distributions to EFH Corp.	(216)	(1,583)	—	(326)
Effect of debt push-down from EFH Corp. (Note 5)	107	140	(2,158)	—
Capital contributions (b)	50	—	—	—
Effect of retirement of EFH Corp. debt acquired in debt exchange (Note 8)	(74)	—	—	—
Effect of sale of Oncor equity interests (Note 7)	—	(406)	—	—
Distribution of investment in Oncor Communication Holding Company LLC to EFH Corp.	—	(24)	—	—
Investment by Texas Holdings	—		12	—
Settlement/effects of incentive compensation plans	—		28	18
Other	—	—	(1)	(8)

Balance at end of period	3,012	3,071	5,439	2,941

Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period (a)	(2)	—	—	(19)
Net effects of cash flow hedges	—	(2)	—	1

Balance at end of period	(2)	(2)	—	(18)

Total membership interests at end of period	$3,010	$3,069	$5,439	$2,923

(a)	The beginning equity balance for the period from October 11, 2007 through December 31, 2007 reflects the application of push-down accounting as a result of the Merger.
(b)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of equity interests by Oncor.

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Intermediate Holding is a Dallas, Texas-based holding company whose wholly-owned subsidiary, Oncor Holdings, holds a majority interest (approximately 80%) in Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Intermediate Holding is a direct, wholly-owned subsidiary of EFH Corp. With the closing of the Merger on October 10, 2007, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group, and Intermediate Holding was formed. See “Glossary” for definition of terms and abbreviations, including the Merger. Because Intermediate Holding is managed as an integrated business, there are no separate reportable business segments. See Note 2 regarding the deconsolidation of Oncor (and its majority owner, Oncor Holdings) as a result of amended consolidation accounting standards related to variable interest entities effective January 1, 2010.

References in this report to Intermediate Holding are to Intermediate Holding and/or its direct and indirect subsidiaries as apparent in the context.

Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor Holdings and Oncor. These measures serve to mitigate Oncor’s and Oncor Holdings’ credit exposure to the Texas Holdings Group, which includes Intermediate Holding, and to reduce the risk that the assets and liabilities of Oncor or Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. Such measures include, among other things: Oncor’s sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; the board of directors of Oncor Holdings and Oncor being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Oncor and Oncor Holdings do not bear any liability for obligations of the Texas Holdings Group (including, but not limited to, debt obligations of Intermediate Holding), and vice versa. Accordingly, Oncor Holdings’ operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

See Note 7 for discussion of equity interests sold by Oncor in November 2008.

Basis of Presentation

The consolidated financial statements of Intermediate Holding have been prepared in accordance with US GAAP. The accompanying consolidated statements of income (loss), comprehensive income (loss), cash flows and membership interests present results of operations and cash flows of Intermediate Holding for periods subsequent to the Merger (Successor) and Oncor’s results accounted for under the equity method for periods preceding the Merger (Predecessor), since Intermediate Holding did not exist prior to the Merger. The consolidated financial statements have been prepared on the same basis as the 2008 Audited Financial Statements with the exception of the retrospective adoption of amended guidance regarding consolidation accounting standards related to variable interest entities that resulted in the deconsolidation of Oncor Holdings and the accounting for the investment in Oncor Holdings under the equity method (see Note 2). The consolidated financial statements of the Successor reflect the application of purchase accounting in accordance with the provisions of accounting standards related to business combinations. All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated.

Income Taxes

EFH Corp. files a consolidated federal income tax return; however, Intermediate Holding’s income tax expense and related balance sheet amounts are recorded substantially as if Intermediate Holding files its own income tax returns, except that amounts due from Oncor Holdings under a tax sharing agreement are settled directly with EFH Corp. in accordance with that agreement. Deferred income taxes are provided for temporary differences between the book and tax basis of assets and liabilities.

Use of Estimates

Preparation of Intermediate Holding’s financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Purchase Accounting

The Merger was accounted for under purchase accounting, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values, and the excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The allocation resulted in a significant amount of goodwill, a portion of which was assigned to Oncor.

Impairment of Investments

Subsequent to the deconsolidation of Oncor, Intermediate Holding evaluates its investment in Oncor Holdings whenever indications exist that a loss in value that is not temporary has occurred. An impairment loss is recognized if the carrying value of the investment is greater than the fair value of the investment (i.e. the enterprise value of Oncor Holdings), and the loss is not deemed temporary. Fair value is determined by discounted cash flows, supported by available market valuations, if applicable.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents.

Sale of Equity Interests by Oncor

See Note 7 for discussion of accounting for the sale of equity interests by Oncor.

Push-Down of EFH Corp. Debt

In accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, Intermediate Holding reflects $2.372 billion principal amount of the EFH Corp. Senior Notes and 9.75% Notes on its balance sheet and the related interest expense in its income statement. The amount to be reflected on Intermediate Holding’s balance sheet was calculated based upon the relative equity investment of EFC Holdings and Intermediate Holding in their respective operating subsidiaries at the time of the Merger (see Note 5).

Changes in Accounting Standards

In June 2009, the FASB issued “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not affect reported results of operations, financial condition or cash flows.

In June 2009, the FASB issued new guidance that requires reconsideration of consolidation conclusions for all variable interest entities and other entities with which Intermediate Holding is involved. Intermediate Holding adopted this new guidance as of January 1, 2010. See Note 2 for discussion of Intermediate Holding’s evaluation of variable interest entities and the resulting deconsolidation of Oncor Holdings and its subsidiaries that resulted in the accounting for Intermediate Holding’s investment in Oncor Holdings and its subsidiaries under the equity method. New disclosures are provided in Note 2.

2.	INVESTMENT IN ONCOR HOLDINGS

Intermediate Holding adopted amended accounting standards on January 1, 2010 that require consolidation of a variable interest entity (VIE) if it has the power to direct the significant activities of the VIE and the right or obligation to absorb profit and loss from the VIE. A VIE is an entity with which Intermediate Holding has a relationship or arrangement that indicates some level of control over the entity or results in economic risks to Intermediate Holding. As discussed below, Intermediate Holding’s balance sheet reflects the deconsolidation of Oncor Holdings, which holds an approximate 80% interest in Oncor (an SEC filer) and the reporting of Intermediate Holding’s investment in Oncor Holdings under the equity method on a retrospective basis.

Intermediate Holding’s variable interests consist of equity investments in Oncor Holdings. In determining the appropriateness of consolidation of a VIE, Intermediate Holding evaluates its purpose, governance structure, decision making processes and risks that are passed on to its interest holders. Intermediate Holding also examined the nature of any related party relationships among the interest holders of the VIE and the nature of any special rights granted to the interest holders of the VIE.

In reaching the conclusion to deconsolidate, Intermediate Holding conducted an extensive analysis of Oncor Holdings’ underlying governing documents and management structure. Oncor Holdings’ unique governance structure was adopted in conjunction with the Merger, when the Sponsor Group, EFH Corp. and Oncor agreed to implement structural and operational measures to “ring-fence” (the Ring-Fencing Measures) Oncor Holdings and Oncor as discussed in Note 1. The Ring-Fencing Measures were designed to prevent, among other things, (i) increased borrowing costs at Oncor due to the attribution to Oncor of debt from EFH Corp.’s highly-leveraged unregulated operations, (ii) the activities of EFH Corp.’s unregulated operations following the Merger resulting in the deterioration of Oncor’s business, financial condition and/or investment in infrastructure, and (iii) Oncor becoming substantively consolidated into a bankruptcy proceeding involving any member of the Texas Holdings Group. The Ring-Fencing Measures effectively separated the daily operational and management control of Oncor Holdings and Oncor from EFH Corp. and its other subsidiaries. By implementing the Ring-Fencing Measures, Oncor maintained its investment grade credit rating following the Merger and reaffirmed Oncor’s independence from EFH Corp.’s unregulated businesses to the PUCT.

Intermediate Holding determined the most significant activities affecting the economic performance of Oncor Holdings (and Oncor) are the operation, maintenance and growth of Oncor’s electric transmission and distribution assets and the preservation of its investment grade credit profile. The boards of directors of Oncor Holdings and Oncor have ultimate responsibility for the management of the day-to-day operations of their respective businesses, including the approval of Oncor’s capital expenditure and operating budgets and the timing and prosecution of Oncor’s rate cases. While the boards include members appointed by Intermediate Holding, a majority of the board members are independent in accordance with rules established by the New York Stock Exchange, and therefore, Intermediate Holding concluded for purposes of applying the amended accounting standards that Intermediate Holding does not have power to control the activities deemed most significant to Oncor Holdings’ (and Oncor’s) economic performance.

In assessing Intermediate Holding’s ability to exercise control over Oncor Holdings and Oncor, Intermediate Holding considered whether it could take actions to circumvent the purpose and intent of the Ring-Fencing Measures (including changing the composition of Oncor Holdings’ or Oncor’s board) in order to gain control over the day-to-day operations of either Oncor Holdings or Oncor. Intermediate Holding also considered whether (i) Intermediate Holding has the unilateral power to dissolve, liquidate or force into bankruptcy either Oncor Holdings or Oncor, (ii) Intermediate Holding could unilaterally amend the ring-fencing protections contained in underlying governing documents of Oncor Holdings or Oncor, and (iii) Intermediate Holding could control Oncor’s ability to pay distributions and thereby enhance its own cash flow. Intermediate Holding concluded that, in each case, no such opportunity exists.

Intermediate Holding accounts for its investment in Oncor Holdings under the equity method, as opposed to the cost method, because Intermediate Holding has the ability to exercise significant influence (as defined in accounting standards) over its activities.

The carrying value of Intermediate Holding’s variable interest in Oncor Holdings totaled $5.396 billion and $5.305 billion at December 31, 2009 and 2008, respectively, and is reported as investment in Oncor Holdings in the balance sheet. These amounts represent Oncor Holdings’ equity at those dates net of the approximately 20% noncontrolling interest in Oncor ($1.363 billion and $1.355 billion, respectively). Intermediate Holding’s maximum exposure to loss from these interests does not exceed its carrying value.

Condensed statements of consolidated income of Oncor Holdings for the years ended December 31, 2009 and 2008, the period from October 11, 2007 through December 31, 2007 and the predecessor period from January 1, 2007 through October 10, 2007, which reflect the results of Oncor, Oncor Holdings’ predecessor, are presented below:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Operating revenues	$2,690	$2,580	$533	$1,967
Operation and maintenance expenses	(962)	(852)	(200)	(649)
Write off of regulatory assets	(25)	—	—	—
Depreciation and amortization	(557)	(492)	(96)	(366)
Taxes other than income taxes	(385)	(391)	(87)	(305)
Impairment of goodwill	—	(860)	—	—
Other income	49	45	11	3
Other deductions	(14)	(25)	(8)	(30)
Interest income	43	45	12	44
Interest expense and related charges	(346)	(316)	(70)	(242)

Income before income taxes	493	(266)	95	422
Income tax expense	(173)	(217)	(31)	(159)

Net income (loss)	320	(483)	64	263
Net (income) loss attributable to noncontrolling interests	(64)	160	—	—

Net income (loss) attributable to Oncor Holdings	$256	$(323)	$64	$263

Assets and liabilities of Oncor Holdings at December 31, 2009 and 2008 are presented below:

	December 31, 2009	December 31, 2008
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$29	$126
Restricted cash	47	51
Trade accounts receivable—net	243	217
Trade accounts and other receivables from affiliates	188	182
Income taxes receivable from EFH Corp.	—	22
Inventories	92	63
Accumulated deferred income taxes	10	54
Other current assets	84	84

Total current assets	693	799

Restricted cash	14	16
Other investments	72	72
Property, plant and equipment—net	9,174	8,606
Goodwill	4,064	4,064
Note receivable due from TCEH	217	254
Regulatory assets—net	1,959	1,892
Other noncurrent assets	51	60

Total assets	$16,244	$15,763

LIABILITIES

Current liabilities:
Short-term borrowings	$616	$337
Long-term debt due currently	108	103
Trade accounts payable—nonaffiliates	129	124
Income taxes payable to EFH Corp.	5	—
Accrued interest	104	103
Other current liabilities	243	240

Total current liabilities	1,205	907

Accumulated deferred income taxes	1,369	1,333
Investment tax credits	37	42
Long-term debt, less amounts due currently	4,996	5,101
Other noncurrent liabilities and deferred credits	1,879	1,720

Total liabilities	$9,486	$9,103

3.	FINANCIAL STATEMENT EFFECTS OF THE MERGER

EFH Corp. accounted for the Merger under purchase accounting in accordance with the provisions of accounting standards related to business combinations, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values as of the Merger date. As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor’s assets and liabilities effectively represents fair value, and no adjustments to the carrying value of those regulated assets or liabilities were recorded. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The purchase price was allocated to TCEH and Oncor.

The purchase price amount assigned to Oncor was based on the relative enterprise value of the business on the closing date of the Merger and resulted in an excess of purchase price over fair value of assets and liabilities of $4.9 billion, which Oncor recorded as goodwill.

The following table summarizes the final purchase price allocation to the estimated fair values of the assets acquired and liabilities assumed of Oncor (billions of dollars):

Purchase price assigned to Oncor		$7.6
Property, plant and equipment	7.9
Regulatory assets—net	1.3
Other assets	1.3

Total assets acquired	10.5
Short-term borrowings and long-term debt	5.1
Deferred income tax liabilities	1.3
Other liabilities	1.4

Total liabilities assumed	7.8
Net identifiable assets acquired.		2.7

Goodwill		$4.9

As part of purchase accounting, the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. Oncor will accrete this amount to other income over the recovery period remaining as of the closing date of the Merger (approximately nine years). The related securitization (transition) bonds were also fair valued and the resulting discount of $12 million will be amortized by Oncor to interest expense over the life of the bonds remaining as of the closing date of the Merger (approximately nine years).

Oncor’s final purchase price allocation includes $16 million in liabilities recorded in connection with the notice of termination of outsourcing arrangements with Capgemini under the change of control provisions of such arrangements. Oncor incurred $4 million of these exit liabilities during the year ended December 31, 2009. In December 2009, Oncor recorded a $10 million reversal of a portion of these exit liabilities due primarily to a shorter than expected outsourcing services transition period, and this reversal is reflected in Oncor’s other income. The remaining accrual totaling $2 million is expected to be settled in 2010.

Unaudited Pro Forma Financial Information

The following unaudited pro forma results of operations assume that the Merger-related transactions occurred on January 1, 2007. The unaudited pro forma information is provided for informational purposes only and is not necessarily indicative of what Intermediate Holding’s results of operations would have been if the Merger-related transactions had occurred on that date, or what Intermediate Holding’s results of operations will be for any future periods.

For the year ended December 31, 2007, unaudited pro forma net income was $170 million. Pro forma adjustments for the year ended December 31, 2007 consist of adjustments for the Predecessor period totaling $112 million in net loss, primarily related to the effects of the debt push down discussed in Note 5.

4.	INCOME TAXES

The components of Intermediate Holding’s income tax expense are as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Current:
US federal	$(36)	$(89)	$(23)	$—
Deferred:
US federal	(57)	1	—	—

Total income tax expense (benefit)	$(93)	$(88)	$(23)	$—

Reconciliation of income taxes computed at the US federal statutory rate to income tax expense:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Income (loss) before income taxes	$(275)	$(260)	$(68)	$—

Income taxes at the US federal statutory rate of 35%	$(96)	$(91)	$(24)	$—
Goodwill impairment	—	—	—	—
Disallowed interest on pushed down debt	3	3	1	—

Income tax expense	$(93)	$(88)	$(23)	$—

Effective rate	33.8%	33.8%	33.8%	—

Deferred income taxes provided for temporary differences based on tax laws in effect at the December 31, 2009 and 2008 balance sheet dates are as follows:

	Successor
	December 31, 2009			December 31, 2008
	Total	Current	Noncurrent	Total	Current	Noncurrent
Deferred Income Tax Assets:
Accrued interest	$55	$—	$55	$—	$—	$—

Total	55	—	55	—	—	—

Deferred Income Tax Liabilities:
Net operating loss (NOL) carryforwards	—	—	—	1	—	1

Total	—	—	—	1	—	1

Net Deferred Income Tax (Asset) Liability	$(55)	$—	$(55)	$1	$—	$1

5.	LONG-TERM DEBT

At December 31, 2009 and 2008, long-term debt consisted of the following:

	December 31, 2009	December 31, 2008
9.75% Fixed Senior Secured Notes due October 15, 2019	$141	$—
10.875% EFH Corp. Fixed Senior Notes due November 1, 2017 (a)	916	1,000
11.25/12.00% EFH Corp. Senior Toggle Notes due November 1, 2017 (a)	1,399	1,250
9.75% EFH Corp. Fixed Senior Secured Notes due October 15, 2019 (a)	57	—

Total long-term debt (b)	$2,513	$2,250

(a)	Represents 50% of the principal amount of these EFH Corp. securities guaranteed by Intermediate Holding (pushed-down debt) per the discussion below under “Push Down of EFH Corp. Notes.”
(b)	Intermediate Holding had no long-term debt due currently at December 31, 2009 and 2008.

EFH Corp. 10% Senior Secured Notes Issued in 2010

In January 2010, EFH Corp. issued $500 million aggregate principal amount of 10.00% Senior Secured Notes due 2020 (EFH Corp. 10% Notes). The notes will mature on January 15, 2020, and interest is payable in cash in arrears on January 15 and July 15 of each year at a fixed rate of 10.00% per annum with the first interest payment due on July 15, 2010. Other than interest rate and maturity date, the notes have the same guarantees and collateral and substantially the same other terms and conditions as the EFH Corp. 9.75% Notes that are discussed below under “Push Down of EFH Corp. Notes.”

Push Down of EFH Corp. Notes

Merger-related debt of EFH Corp. (parent) is fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding. In accordance with SEC Staff Accounting Bulletin Topic 5-J, a portion of such debt and related interest expense is reflected in the financial statements of Intermediate Holding. The amount reflected on Intermediate Holding’s balance sheet represents 50% of the guaranteed EFH Corp. Merger-related debt. This percentage reflects the fact that at the time of the Merger, the equity investments of EFC Holdings and Intermediate Holding in their respective operating subsidiaries were essentially equal amounts. Because payment of principal and interest on the notes is the responsibility of EFH Corp., Intermediate Holding records the settlement of such amounts as noncash capital contributions from EFH Corp.

The Merger-related debt of EFH Corp. at December 31, 2009 guaranteed by EFC Holdings and Intermediate Holding consisted of $1.831 billion principal amount of 10.875% Senior Notes due November 2017 (EFH Corp. 10.875% Notes), $2.797 billion principal amount of 11.25%/12.00% Senior Toggle Notes due November 2017 (Toggle Notes) and $115 million principal amount of 9.75% Senior Secured Notes due October 2019 (EFH Corp. 9.75% Notes). Intermediate Holding’s balance sheet at December 31, 2009 reflects 50% of these amounts. The EFH Corp. 9.75% Notes were issued in connection with exchange offers completed in November 2009 (discussed below), which also resulted in the retirement of $181 million aggregate principal amount of the EFH Corp. 10.875% and Toggle Notes.

The guarantee from EFC Holdings is not secured. The guarantee from Intermediate Holding with respect to the EFH Corp. 9.75% Notes is secured as described below. The guarantees are the general senior obligation of each guarantor and rank equally in right of payment with all existing and future senior indebtedness of each guarantor. The guarantees will be effectively subordinated to all secured indebtedness of each guarantor secured by assets other than the Collateral to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to any existing and future indebtedness and liabilities of EFH Corp.’s subsidiaries that are not guarantors.

Borrowings under the EFH Corp. 10.875% Notes bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum payable in cash. Borrowing under the EFH Corp. 9.75% Notes bear interest semiannually in arrears payable in cash on April 15 and October 15 of each year at a fixed rate of 9.75% per annum. Borrowings under the Toggle Notes bear interest semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for PIK interest. For any interest period until November 2012, EFH Corp. may elect to pay interest on the Toggle Notes (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new Toggle Notes; or (iii) 50% in cash and 50% in PIK interest. Once EFH Corp. makes a PIK election, the election is valid for each succeeding interest payment period until EFH Corp. revokes the election. EFH Corp. made the PIK election for both the interest payments in 2009, resulting in an increase in the aggregate principal amount of its Toggle Notes totaling $309 million (50% of which is reflected in Intermediate Holding’s balance sheet).

Before November 1, 2010, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of its 10.875% and Toggle Notes from time to time at a redemption price of 110.875% and 111.250%, respectively, of the aggregate principal amounts, plus accrued and unpaid interest, if any. EFH Corp. may redeem the notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. EFH Corp. may also redeem the notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change in control of EFH Corp., EFH Corp. may be required to offer to repurchase its 10.875%, Toggle and 9.75% Notes at 101% of their principal amount, plus accrued and unpaid interest, if any. See immediately below for additional terms of the EFH Corp. 9.75% Notes.

Debt Exchanges

In October 2009, EFH Corp., Intermediate Holding and EFIH Finance, a wholly-owned subsidiary of Intermediate Holding, commenced offers to exchange up to approximately $4.9 billion principal amount of EFH Corp. 10.875% Notes, Toggle Notes and EFH Corp. Series P, Q and R Notes and the TCEH 10.25% Notes due November 2015 (collectively, the Old Notes) for up to $3.0 billion of new senior secured notes, with up to $1.35 billion to be issued by EFH Corp. and up to $1.65 billion to be issued by Intermediate Holding and EFIH Finance (the Co-Issuers). The purpose of the debt exchanges was to reduce the outstanding principal amount and extend the weighted average maturity of EFH Corp.’s and its subsidiaries long-term debt.

The debt exchange transactions, which closed in November 2009, resulted in the tendering of $357 million principal amount of Old Notes (including $181 million principal amount of EFH Corp. 10.875% Notes and Toggle Notes, 50% of which was previously pushed down to Intermediate Holding, and $176 million principal amount of TCEH and other EFH Corp. debt securities) in exchange for $115 million principal amount of EFH Corp. 9.75% Notes and $141 million principal amount of 9.75% Senior Secured Notes issued by the Co-Issuers (the EFIH Notes). The EFH Corp. 9.75% Notes and EFIH Notes will mature in October 2019, with interest payable in cash semi-annually in arrears on April 15 and October 15.

Intermediate Holding acquired $196 million principal amount of Old Notes in the debt exchanges, comprised of:

•	$9 million principal amount of EFH Corp. 5.55% Series P Senior Notes due 2014,

•	$6 million principal amount of EFH Corp. 6.50% Series Q Senior Notes due 2024,

•	$3 million principal amount of EFH Corp. 6.55% Series R Senior Notes due 2034,

•	$93 million principal amount of the EFH Corp. 10.875% Notes due 2017,

•	$6 million principal amount of the EFH Corp. Toggle Notes (11.25/12.00%) due 2017,

•	$31 million principal amount of the TCEH 10.25% Senior Notes due 2015, and

•	$48 million principal amount of the TCEH 10.25% Senior Notes, Series B due 2015.

As of December 31, 2009, the Old Notes acquired by Intermediate Holdings, except for the $99 million principal amount of EFH Corp. 10.875% and Toggle Notes that were contributed to EFH Corp. and retired, were held as investments by Intermediate Holding. The investment was recorded at a cost of $67 million, which represents the $141 million principal amount of debt issued by Intermediate Holding in the debt exchange transaction reduced by the principal amount of such debt issued allocated as cost of the retired EFH Corp. notes ($74 million).

The EFH Corp. 9.75% Notes are fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding. The guarantee from Intermediate Holding is secured by the pledge of all membership interests and other investments Intermediate Holding owns or holds in Oncor Holdings or any of Oncor Holdings’ subsidiaries (the Collateral). The guarantee from EFC Holdings is not secured. The EFIH Notes are secured by the Collateral on a parity lien basis with Intermediate Holding’s guarantee of the EFH Corp. 9.75% Notes.

The EFH Corp. 9.75% Notes and EFIH Notes are senior obligations of the issuers and rank equally in right of payment with all senior indebtedness of each issuer and are senior in right of payment to any future subordinated indebtedness of each issuer. The EFH Corp. 9.75% Notes are effectively subordinated to any indebtedness of EFH Corp. secured by assets of EFH Corp. to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other liabilities of EFH Corp.’s non-guarantor subsidiaries. The EFIH Notes are effectively senior to all unsecured indebtedness of the Co-Issuers, to the extent of the value of the Collateral, and will be effectively subordinated to any indebtedness of the Co-Issuers secured by assets of the Co-Issuers other than the Collateral, to the extent of the value of the assets securing such indebtedness. Furthermore, the EFIH Notes will be structurally subordinated to all indebtedness and other liabilities of Intermediate Holding’s subsidiaries (other than EFIH Finance), including Oncor Holdings and its subsidiaries.

The guarantees of the EFH Corp. 9.75% Notes are the general senior obligation of each guarantor and rank equally in right of payment with all existing and future senior indebtedness of each guarantor. The guarantee from Intermediate Holding is effectively senior to all unsecured indebtedness of Intermediate Holding to the extent of the value of the Collateral. The guarantee will be effectively subordinated to all secured indebtedness of each guarantor secured by assets other than the Collateral to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to any existing and future indebtedness and liabilities of EFH Corp.’s subsidiaries that are not guarantors.

The EFH Corp. 9.75% Notes and EFIH Notes and indentures governing such notes restrict the issuers and their restricted subsidiaries’ ability to, among other things, make restricted payments, incur debt and issue preferred stock, incur liens, permit dividend and other payment restrictions on restricted subsidiaries, merge, consolidate or sell assets and engage in transactions with affiliates. These covenants are subject to a number of limitations and exceptions. The notes and indentures also contain customary events of default, including, among others, failure to pay principal or interest on the notes when due. If certain events of default occur and are continuing under a series of notes and the related indenture, the trustee or the holders of at least 30% in principal amount outstanding of the notes of such series may declare the principal amount of the notes of such series to be due and payable immediately.

There currently are no restricted subsidiaries under the indenture governing the EFIH Notes (other than EFIH Finance, which has no assets). Oncor Holdings, the immediate parent of Oncor, and its subsidiaries are unrestricted subsidiaries under the indenture governing the EFIH Notes and, accordingly, will not be subject to any of the restrictive covenants in the indenture.

The respective issuers may redeem the EFH Corp. 9.75% Notes and EFIH Notes, in whole or in part, at any time on or after October 15, 2014, at specified redemption prices, plus accrued and unpaid interest, if any. In addition, before October 15, 2012, the respective issuers may redeem up to 35% of the aggregate principal amount of each applicable series of the notes from time to time at a redemption price of 109.750% of the aggregate principal amount of such series of the notes, plus accrued and unpaid interest, if any, with the net cash proceeds of certain equity offerings. The respective issuers may also redeem each applicable series of the notes at any time prior to October 15, 2014 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture. Upon the occurrence of a change of control (as described in the indenture), the respective issuers may be required to offer to repurchase each applicable series of the notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

Interest Rate Hedges

In September 2008, Oncor entered into interest rate swap transactions hedging the variability of treasury bond rates used to determine the interest rates on an anticipated issuance of an aggregate of $1.0 billion of senior secured notes maturing from 2013 to 2018. The hedges were terminated the same day, and $2 million in after-tax losses were recorded as other comprehensive income. After-tax net losses of less than $1 million will be reclassified by Oncor into net income during the next twelve months as the related hedged transactions affect Oncor’s net income.

Maturities

As shown in the table above, all of Intermediate Holding’s debt matures in 2017 and 2019.

Fair Value of Long-Term Debt

The estimated fair value of long-term debt (including pushed down debt) totaled $1.908 billion and $1.297 billion at December 31, 2009 and 2008, respectively, and the carrying amount totaled $2.513 billion and $2.250 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

6.	COMMITMENTS AND CONTINGENCIES

Guarantees

See Note 5 for discussion of Intermediate Holding’s guarantee of certain EFH Corp. debt.

Legal Proceedings

Intermediate Holding may be involved in various legal and administrative proceedings in the normal course of business the ultimate resolution of which, in the opinion of management, should not have a material effect upon its financial position, results of operations or cash flows.

7.	MEMBERSHIP INTERESTS

Cash Distributions—During 2009, Intermediate Holding’s board of directors declared, and Intermediate Holding paid, the following cash distributions to EFH Corp.:

Declaration Date	Payment Date	Amount Paid
November 12, 2009	November 13, 2009	$99
August 18, 2009	August 19, 2009	$59
May 19, 2009	May 20, 2009	$40
February 18, 2009	March 3, 2009	$18

During 2008, Intermediate Holding’s board of directors declared, and Intermediate Holding paid, the following cash distributions to EFH Corp.:

Declaration Date	Payment Date	Amount Paid
November 13, 2008	November 14, 2008	$117
August 20, 2008	August 21, 2008	$78
May 14, 2008	May 15, 2008	$78
February 20, 2008	March 31, 2008	$57

The net proceeds of $1.253 billion from Oncor’s sale of equity interests in November 2008 were distributed to EFH Corp.

The indenture governing the EFIH Notes includes covenants that, among other things and subject to certain exceptions, restrict Intermediate Holding’s ability to pay dividends or make other distributions with respect to its membership interest. Accordingly, essentially all of Intermediate Holding’s net income is restricted from being used to make distributions with respect to its membership interest unless such distributions are expressly permitted under the indenture. The indenture further restricts Intermediate Holding from making any distribution to EFH Corp. for the ultimate purpose of making a distribution to Texas Holdings unless at the time, and after giving effect to such distribution, Intermediate Holding’s consolidated leverage ratio is equal to or less than 6.0 to 1.0. The consolidated leverage ratio is generally defined as the ratio of consolidated total indebtedness (as defined in the indenture) to Adjusted EBITDA on a consolidated basis, excluding Oncor Holdings and its subsidiaries.

In addition, under applicable law, Intermediate Holding would be prohibited from paying any dividend to the extent that immediately following payment of such dividend, Intermediate Holding would be insolvent.

Substantially all of Intermediate Holding’s net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. The directors of Oncor and Oncor Holdings are the same, except for the two directors representing Texas Transmission appointed to the Oncor board that are not directors of Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net cumulative income determined in accordance with GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include deducting a $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of a $100 million commitment for additional demand-side management or other energy efficiency initiatives of which $22 million ($14 million after tax) has been spent through December 31, 2009, neither of which impacted net income due to purchase accounting, and removing the effect of an $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. For 2009, $35 million of Oncor’s net income was restricted from being used to make distributions on its membership interests. The net proceeds of $1.253 billion received from the 2008 sale of equity interests to Texas Transmission and certain members of Oncor’s management and board of directors were excluded from these distribution limitations.

Effect of Sale of Equity Interests by Oncor—In November 2008, equity interests in Oncor were sold to Texas Transmission for $1.254 billion in cash. Equity interests were also sold to certain members of Oncor’s board of directors and its management team. Accordingly, after giving effect to all equity issuances, as of December 31, 2009, Oncor’s ownership was as follows: 80.03% held by Oncor Holdings, 0.22% held indirectly by Oncor’s management and board of directors and 19.75% held by Texas Transmission.

The proceeds (net of closing costs) of $1.253 billion received by Oncor from Texas Transmission and the members of Oncor management upon completion of these transactions were distributed to Oncor Holdings who distributed the proceeds to Intermediate Holding and ultimately to EFH Corp.

Distributions to EFH Corp.—In November 2009, Intermediate Holding distributed to EFH Corp. the $99 million aggregate principal amount of EFH Corp. 10.875% and Toggle Notes acquired in the debt exchanges and retired by EFH Corp., as discussed in Note 5. The distribution was recorded as a reduction of membership interest in the amount of the cost of the notes ($74 million).

In May 2008, Intermediate Holding distributed to EFH Corp. its investment totaling $24 million in an entity with telecommunications-related activities that are not part of Oncor’s current operations.

Capital Contributions—As a result of the Merger, all outstanding unvested stock-based incentive compensation awards previously granted by EFH Corp. to Oncor employees vested and such employees became entitled to receive the $69.25 per share Merger consideration. The settlement of these awards totaled $24 million and was accounted for as an equity contribution from EFH Corp., as was the settlement of $4 million of cash incentive compensation awards.

In connection with the Merger, Texas Holdings paid a $12 million fee related to Oncor’s $2 billion revolving credit facility. Such payment was accounted for as an investment by Texas Holdings.

See Notes 1 and 5 for discussion of noncash contributions from EFH Corp. related to debt pushed down to Intermediate Holding in accordance with SEC Staff Accounting Bulletin Topic 5-J.

8.	RELATED-PARTY TRANSACTIONS

The following represent significant related-party transactions of Intermediate Holding:

•

Short-term advances to parent totaled $3 million at both December 31, 2009 and 2008. Interest income on the advances was immaterial in 2009 and $2 million for the year ended December 31, 2008, at a weighted average interest rate of 10.9% during both periods. A $25 million advance was settled in May 2008 as part of Intermediate Holding’s distribution of its investment in an entity with telecommunications-related activities that are not part of Oncor’s current operations to EFH Corp. as discussed in Note 7.

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Intermediate Holding substantially as if Intermediate Holding was filing its own income tax returns, except that amounts due from Oncor Holdings under a tax sharing agreement are settled directly with EFH Corp. in accordance with that agreement. Intermediate Holding’s results are included in the consolidated Texas state margin tax return filed by EFH Corp. Intermediate Holding’s amount payable to EFH Corp. related to income taxes totaled $1 million at December 31, 2009.

•

As a result of debt exchanges in November 2009, Intermediate Holding acquired $79 million and $18 million principal amount of TCEH and EFH Corp. debt securities, respectively, reported as investment in long term debt of affiliates. The carrying value of the investments totaling $68 million as of December 31, 2009 represents $67 million principal amount of debt issued in the debt exchange plus $1 million of accretion of purchase discount. Intermediate Holding intends to hold the securities to maturity. Interest income recorded on these investments for the year ended December 31, 2009 totaled $2 million. See Note 5 for additional information on the debt exchanges, including a list of the principal amounts and coupon rates of the securities acquired. The $68 million of debt securities held mature as follows: $7 million in one to five years, $57 million in five to ten years and $4 million after ten years. The fair value of the debt securities as of December 31, 2009 was $74 million, and gross unrealized gains totaled $6 million.

•

Affiliates of the Sponsor Group participated in debt exchange offers completed in November 2009 by EFH Corp., Intermediate Holding and EFIH Finance to exchange new senior secured notes for certain EFH Corp. and TCEH notes as discussed in Note 5. Goldman, Sachs & Co. and KKR Capital Markets LLC acted as dealer managers and TPG Capital, L.P. served as an advisor in the exchange offers. These affiliates were compensated for their services in accordance with the terms of the respective agreements. These fees totaled $1 million for the year ended December 31, 2009.

•

Affiliates of the Sponsor Group have, and may, sell, acquire or participate in the offerings of debt or debt securities issued by Intermediate Holding or its subsidiaries in open market transactions or through loan syndications.

See Notes 4, 5 and 7 for information regarding income taxes, guarantees and push-down of certain EFH Corp. debt and distributions to EFH Corp., respectively.

Significant related-party transactions involving Oncor Holdings (including its consolidated subsidiary Oncor) and EFH Corp., other affiliates of EFH Corp. and the Sponsor Group are as follows:

•

Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $1.0 billion for each of the years ended December 31, 2009 and 2008, $209 million for the period October 11, 2007 through December 31, 2007 and $823 million for the period January 1, 2007 through October 10, 2007.

•

Oncor records interest income from TCEH with respect to Oncor’s generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary. The interest income serves to offset Oncor’s interest expense on the transition bonds. This interest income totaled $42 million and $46 million for the years ended December 31, 2009 and 2008, respectively, $11 million for the period October 11, 2007 through December 31, 2007 and $38 million for the period January 1, 2007 through October 10, 2007.

•

Incremental amounts payable by Oncor related to income taxes as a result of delivery fee surcharges to its customers related to transition bonds are reimbursed by TCEH. Oncor Holdings’ financial statements reflect a note receivable from TCEH to Oncor of $254 million ($37 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2009 and $289 million ($35 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2008 related to these income taxes.

•

An EFH Corp. subsidiary charges Oncor for financial and certain other administrative services at cost. These costs, which are reported in Oncor Holdings’ operation and maintenance expenses, totaled $22 million and $24 million for the years ended December 31, 2009 and 2008, respectively, $6 million for the period October 11, 2007 through December 31, 2007 and $20 million for the period January 1, 2007 through October 10, 2007.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH’s balance sheet) is funded by a delivery fee surcharge collected from REPs by Oncor and remitted to TCEH. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH’s balance sheet). Income and expenses associated with the trust fund and the decommissioning liability recorded by TCEH are offset by a net change in the Oncor and TCEH intercompany receivable/payable, which in turn results in a change in Oncor’s reported net regulatory asset/liability. Oncor’s regulatory asset of $85 million and $127 million at December 31, 2009 and 2008, respectively, represents the excess of the net decommissioning liability over the trust fund balance.

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Oncor Holdings under a tax sharing agreement substantially as if Oncor Holdings was filing its own income tax returns. Oncor Holdings’ results are included in the consolidated Texas state margin tax return filed by EFH Corp. Oncor Holdings’ amount payable to EFH Corp. related to income taxes totaled $5 million at December 31, 2009, and amount receivable from EFH Corp. related to income taxes, primarily due to timing of payments, totaled $22 million at December 31, 2008. Oncor Holding’s income tax payments in the year ended December 31, 2009 totaled $19 million to EFH Corp., and Oncor made federal income tax payments totaling $9 million to noncontrolling interests.

•	Oncor held cash collateral of $15 million on both December 31, 2009 and 2008 from TCEH related to interconnection agreements for three generation units being developed by TCEH.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of December 31, 2009 and 2008, TCEH had posted letters of credit in the amount of $15 million and $13 million, respectively, for Oncor’s benefit.

•

At the closing of the Merger, Oncor entered into its current $2 billion revolving credit facility with a syndicate of financial institutions and other lenders. The syndicate includes affiliates of GS Capital Partners. Affiliates of GS Capital Partners (a member of the Sponsor Group) have from time-to-time engaged in commercial banking transactions with Oncor Holdings or its subsidiaries in the normal course of business.

•

Affiliates of the Sponsor Group have, and may, sell, acquire or participate in the offerings of debt or debt securities issued by Oncor Holdings or its subsidiaries in open market transactions or through loan syndications.

•

Oncor participates in plans sponsored by EFH Corp. that provide pension, health care and other retiree benefits. Accordingly, Oncor Holdings’ financial statements reflect allocations to Oncor of amounts related to these retiree benefit plans. Certain regulatory provisions allow for the recovery by Oncor of retiree benefit costs for all applicable former employees of EFH Corp.’s regulated predecessor integrated electric utility, which in addition to Oncor’s active and retired employees consists largely of active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s businesses effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable retiree benefit costs related to those personnel.

9.	SUPPLEMENTARY FINANCIAL INFORMATION

Interest Expense and Related Charges

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Interest	$269	$251	$66	$—
Amortization of debt issuance costs	10	11	2	—

Total interest expense and related charges	$279	$262	$68	$—

Supplemental Cash Flow Information

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Noncash investing and financing activities:
Effect of Parent’s payment of interest and issuance of Toggle Notes as consideration for cash interest, net of tax, on pushed-down debt	$227	$140	$24	$—
Debt exchange transaction	(55)	—	—	—
Capital contribution related to settlement of certain income taxes payable (a)	50	—	—	—
Effect of push down of debt from EFH Corp.	(33)	—	(2,182)	—
Contribution related to incentive compensation plans	—	—	28	—
Capital contribution from Texas Holdings	—	—	12	—

(a)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of equity interests by Oncor.

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2009 Form 10-K	Intermediate Holding’s Annual Report on Form 10-K for the year ended December 31, 2009

Adjusted EBITDA	Adjusted EBITDA means EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under the EFIH Notes and certain debt arrangements of EFH Corp. and its subsidiaries. See definition of EBITDA below. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. Intermediate Holding is providing its and EFH Corp.’s Adjusted EBITDA elsewhere herein for the quarter ended June 30, 2010 (see reconciliation in Annex C) solely because of the important role that Adjusted EBITDA plays in respect of certain covenants contained in the indenture for the EFIH Notes and EFH Corp. debt pushed down to Intermediate Holding as discussed in Note 3 to Financial Statements. Intermediate Holding does not intend for Adjusted EBITDA (or EBITDA) to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, Intermediate Holding does not intend for Adjusted EBITDA (or EBITDA) to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, Intermediate Holding’s presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

CREZ	Competitive Renewable Energy Zone

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization. See the definition of Adjusted EBITDA above.

EFC Holdings	Refers to Energy Future Competitive Holdings Company, a direct wholly-owned subsidiary of EFH Corp. and the direct parent of TCEH and or its subsidiaries, depending on context.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

EFH Corp. Senior Notes	Refers collectively to EFH Corp.’s 10.875% Senior Notes due November 1, 2017 (EFH Corp. 10.875% Notes) and EFH Corp.’s 11.25%/12.00% Senior Toggle Notes due November 1, 2017 (EFH Corp. Toggle Notes).

EFH Corp. Senior Secured Notes	Refers collectively to EFH Corp.’s 9.75% Senior Secured Notes due October 15, 2019 (EFH Corp. 9.75% Notes) and EFH Corp.’s 10.000% Senior Secured Notes due January 15, 2020 (EFH Corp. 10% Notes).

EFIH Finance	Refers to EFIH Finance Inc., a direct, wholly-owned subsidiary of Intermediate Holding, formed for the sole purpose of serving as co-issuer with Intermediate Holding of certain debt securities.

EFIH 9.75% Notes	Refers to Intermediate Holding’s and EFIH Finance’s 9.75% Senior Secured Notes due October 15, 2019.

EPA	US Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

GAAP	generally accepted accounting principles

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings, and/or its subsidiaries depending on context.

Investment LLC	Refers to Oncor Management Investment LLC, a limited liability company and minority membership interest owner (approximately 0.22%) of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Moody’s	Moody’s Investors Services, Inc. (a credit rating agency)

NERC	North American Electric Reliability Corporation

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor, and/or its subsidiaries, depending on context.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)

SEC	US Securities and Exchange Commission

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFC Holdings and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

TCEQ	Texas Commission on Environmental Quality

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TRE	Refers to Texas Regional Entity, an independent organization that develops reliability standards for the ERCOT region and monitors and enforces compliance with NERC standards and ERCOT protocols.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

VIE	variable interest entity

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(millions of dollars)
Interest income	$3	$—	$4	$—
Interest expense and related charges (Note 7)	(76)	(69)	(150)	(137)

Loss before income taxes and equity in earnings of unconsolidated subsidiary	(73)	(69)	(146)	(137)
Income tax benefit	25	23	49	46
Equity in earnings of unconsolidated subsidiary (net of tax) (Note 2)	59	66	122	112

Net income	$11	$20	$25	$21

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2010	2009
	(millions of dollars)
Cash flows—operating activities:
Net income	$25	$21
Adjustments to reconcile net income to cash provided by operating activities:
Equity in earnings of unconsolidated subsidiary	(122)	(112)
Distributions of earnings from unconsolidated subsidiary	87	58
Amortization of debt issuance costs	5	5
Deferred income taxes—net	(10)	—
Noncash interest expense related to pushed down debt of parent (Note 3)	136	131
Changes in operating assets and liabilities:
Net changes in debt-related assets and liabilities	(36)	(45)

Cash provided by operating activities	85	58

Cash flows—financing activities:
Advances from EFH Corp.	4	—
Distributions to EFH Corp.	(2)	(58)
Debt exchange and issuance costs	(7)	—

Cash used in financing activities	(5)	(58)

Cash flows—investing activities:
Advances to EFH Corp.	3	—

Cash provided by investing activities	3	—

Net change in cash and cash equivalents	83	—

Cash and cash equivalents—beginning balance	—	—

Cash and cash equivalents—ending balance	$83	$—

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2010	December 31, 2009
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$83	$—
Trade accounts and other receivable from affiliates—net	2	2
Advances to parent (Note 6)	—	3

Total current assets	85	5

Investment in Oncor Holdings (Note 2)	5,450	5,396
Investment in long-term debt of affiliates (Note 6)	69	68
Accumulated deferred income taxes	65	55
Other noncurrent assets	48	53

Total assets	$5,717	$5,577

LIABILITIES AND MEMBERSHIP INTERESTS

Current liabilities:
Trade accounts and other payables to affiliates	$—	$6
Income taxes payable to EFH Corp. (Note 6)	—	1
Advances from parent (Note 6)	4	—
Accrued interest	51	47

Total current liabilities	55	54

Long-term debt (Note 3)	2,575	2,513

Total liabilities	2,630	2,567

Commitments and Contingencies (Note 4)

Membership interests (Note 5)	3,087	3,010

Total liabilities and membership interests	$5,717	$5,577

See Notes to Financial Statements.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS

Description of Business

Intermediate Holding is a Dallas, Texas-based holding company whose wholly-owned subsidiary, Oncor Holdings, holds a majority interest (approximately 80%) in Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Intermediate Holding is a direct, wholly-owned subsidiary of EFH Corp. Because Intermediate Holding is managed as an integrated business, there are no separate reportable business segments. See Note 2 regarding the deconsolidation of Oncor (and its majority owner, Oncor Holdings) as a result of amended consolidation accounting standards related to variable interest entities (VIEs) effective January 1, 2010.

References in this report to Intermediate Holding are to Intermediate Holding and/or its direct and indirect subsidiaries as apparent in the context. See “Glossary” for definition of terms and abbreviations.

Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor Holdings and Oncor. These measures serve to mitigate Oncor’s and Oncor Holdings’ credit exposure to the Texas Holdings Group, which includes Intermediate Holding, and to reduce the risk that the assets and liabilities of Oncor or Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. Such measures include, among other things: Oncor’s sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; the board of directors of Oncor Holdings and Oncor being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of any member of the Texas Holdings Group. Oncor and Oncor Holdings do not bear any liability for debt or contractual obligations of the Texas Holdings Group, and vice versa. Accordingly, Oncor Holdings’ operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

Basis of Presentation

The condensed consolidated financial statements have been prepared in accordance with US GAAP and on the same basis as the audited financial statements included in the 2009 Form 10-K with the exception of the retrospective adoption of amended guidance regarding consolidation accounting standards related to VIEs that resulted in the deconsolidation of Oncor Holdings and the accounting for the investment in Oncor Holdings under the equity method (see Note 2). All adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been included therein. All intercompany items and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the audited financial statements and related notes included in the 2009 Form 10-K. The results of operations for an interim period may not give a true indication of results for a full year. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated.

Use of Estimates

Preparation of Intermediate Holding’s financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of income and expense. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current year.

Changes in Accounting Standards

In June 2009, the FASB issued new guidance that requires reconsideration of consolidation conclusions for all VIEs and other entities with which Intermediate Holding is involved. Intermediate Holding adopted this new guidance as of January 1, 2010. See Note 2 for discussion of Intermediate Holding’s evaluation of VIEs and the resulting deconsolidation of Oncor Holdings and its subsidiaries that resulted in the accounting for Intermediate Holding’s investment in Oncor Holdings and its subsidiaries under the equity method.

2. INVESTMENT IN ONCOR HOLDINGS

Intermediate Holding adopted amended accounting standards on January 1, 2010 that require consolidation of a VIE if it has the power to direct the significant activities of the VIE and the right or obligation to absorb profit and loss from the VIE. A VIE is an entity with which Intermediate Holding has a relationship or arrangement that indicates some level of control over the entity or results in economic risks to Intermediate Holding. As discussed below, Intermediate Holding’s balance sheet reflects the deconsolidation of Oncor Holdings, which holds an approximate 80% interest in Oncor (an SEC registrant) and the reporting of Intermediate Holding’s investment in Oncor Holdings under the equity method on a retrospective basis.

Intermediate Holding’s variable interests consist of equity investments in Oncor Holdings. In determining the appropriateness of consolidation of a VIE, Intermediate Holding evaluates its purpose, governance structure, decision making processes and risks that are passed on to its interest holders. Intermediate Holding also examined the nature of any related party relationships among the interest holders of the VIE and the nature of any special rights granted to the interest holders of the VIE.

In reaching the conclusion to deconsolidate, Intermediate Holding conducted an extensive analysis of Oncor Holdings’ underlying governing documents and management structure. Oncor Holdings’ unique governance structure was adopted in conjunction with the Merger, when the Sponsor Group, EFH Corp. and Oncor agreed to implement structural and operational measures to “ring-fence” (the Ring-Fencing Measures) Oncor Holdings and Oncor as discussed in Note 1. The Ring-Fencing Measures were designed to prevent, among other things, (i) increased borrowing costs at Oncor due to the attribution to Oncor of debt from any of EFH Corp.’s other subsidiaries, (ii) the activities of EFH Corp.’s unregulated operations following the Merger resulting in the deterioration of Oncor’s business, financial condition and/or investment in infrastructure, and (iii) Oncor becoming substantively consolidated into a bankruptcy proceeding involving any member of the Texas Holdings Group. The Ring-Fencing Measures effectively separated the daily operational and management control of Oncor Holdings and Oncor from EFH Corp. and its other subsidiaries. By implementing the Ring-Fencing Measures, Oncor maintained its investment grade credit rating following the Merger and reaffirmed Oncor’s independence from EFH Corp.’s unregulated businesses to the PUCT.

Intermediate Holding determined the most significant activities affecting the economic performance of Oncor Holdings (and Oncor) are the operation, maintenance and growth of Oncor’s electric transmission and distribution assets and the preservation of its investment grade credit profile. The boards of directors of Oncor Holdings and Oncor have ultimate responsibility for the management of the day-to-day operations of their respective businesses, including the approval of Oncor’s capital expenditure and operating budgets and the timing and prosecution of Oncor’s rate cases. While the boards include members appointed by Intermediate

Holding, a majority of the board members are independent in accordance with rules established by the New York Stock Exchange, and therefore, Intermediate Holding concluded for purposes of applying the amended accounting standards that Intermediate Holding does not have power to control the activities deemed most significant to Oncor Holdings’ (and Oncor’s) economic performance.

In assessing Intermediate Holding’s ability to exercise control over Oncor Holdings and Oncor, Intermediate Holding considered whether it could take actions to circumvent the purpose and intent of the Ring-Fencing Measures (including changing the composition of Oncor Holdings’ or Oncor’s board) in order to gain control over the day-to-day operations of either Oncor Holdings or Oncor. Intermediate Holding also considered whether (i) Intermediate Holding has the unilateral power to dissolve, liquidate or force into bankruptcy either Oncor Holdings or Oncor, (ii) Intermediate Holding could unilaterally amend the Ring-Fencing Measures contained in underlying governing documents of Oncor Holdings or Oncor, and (iii) Intermediate Holding could control Oncor’s ability to pay distributions and thereby enhance its own cash flow. Intermediate Holding concluded that, in each case, no such opportunity exists.

Intermediate Holding accounts for its investment in Oncor Holdings under the equity method, as opposed to the cost method, because Intermediate Holding has the ability to exercise significant influence (as defined by US GAAP) over its activities.

The carrying value of Intermediate Holding’s variable interest in Oncor Holdings that it does not consolidate totaled $5.450 billion and $5.396 billion at June 30, 2010 and December 31, 2009, respectively, and is reported as investment in Oncor Holdings in the balance sheet. Intermediate Holding’s maximum exposure to loss from these interests does not exceed its carrying value.

Condensed statements of consolidated income of Oncor Holdings for the three and six months ended June 30, 2010 and 2009 are presented below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Operating revenues	$702	$653	$1,405	$1,266
Operation and maintenance expenses	(252)	(230)	(501)	(456)
Depreciation and amortization	(164)	(132)	(331)	(258)
Taxes other than income taxes	(93)	(90)	(187)	(187)
Other income	9	10	19	20
Other deductions	(2)	(4)	(3)	(8)
Interest income	9	10	19	19
Interest expense and related charges	(86)	(87)	(170)	(171)

Income before income taxes	123	130	251	225
Income taxes	(49)	(48)	(98)	(85)

Net income	74	82	153	140
Net income attributable to noncontrolling interests	(15)	(16)	(31)	(28)

Net income attributable to Oncor Holdings	$59	$66	$122	$112

Assets and liabilities of Oncor Holdings at June 30, 2010 and December 31, 2009 are presented below:

	June 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$14	$29
Restricted cash	47	47
Trade accounts receivable from nonaffiliates—net	282	243
Trade accounts and other receivables from affiliates	215	188
Income taxes receivable from EFH Corp.	3	—
Materials and supplies inventories—at average cost	95	92
Accumulated deferred income taxes	6	10
Prepayments	82	76
Other current assets	4	8

Total current assets	748	693
Restricted cash	16	14
Investments and other property	75	72
Property, plant and equipment—net	9,459	9,174
Goodwill	4,064	4,064
Note receivable due from TCEH	199	217
Regulatory assets—net	1,707	1,959
Other noncurrent assets	207	51

Total assets	$16,475	$16,244

LIABILITIES
Current liabilities:
Short-term borrowings	$948	$616
Long-term debt due currently	110	108
Trade accounts payable	147	129
Income taxes payable to EFH Corp.	—	5
Accrued taxes other than income	80	137
Accrued interest	102	104
Other current liabilities	92	106

Total current liabilities	1,479	1,205
Accumulated deferred income taxes	1,374	1,369
Investment tax credits	35	37
Long-term debt, less amounts due currently	4,942	4,996
Other noncurrent liabilities and deferred credits	1,788	1,879

Total liabilities	$9,618	$9,486

3. LONG-TERM DEBT

At June 30, 2010 and December 31, 2009, long-term debt consisted of the following:

	June 30, 2010	December 31, 2009
9.75% Fixed Senior Secured Notes due October 15, 2019	$141	$141
10.875% EFH Corp. Fixed Senior Notes due November 1, 2017 (a)	906	916
11.25/12.00% EFH Corp. Senior Toggle Notes due November 1, 2017 (a)	1,379	1,399
9.75% EFH Corp. Fixed Senior Secured Notes due October 15, 2019 (a)	57	57
10.000% EFH Corp. Fixed Senior Secured Notes due January 15, 2020 (a)	92	—

Total long-term debt (b)	$2,575	$2,513

(a)	Represents 50% of the principal amount of these EFH Corp. securities guaranteed by Intermediate Holding (pushed-down debt) per the discussion below under “Push Down of EFH Corp. Notes.”
(b)	Intermediate Holding had no long-term debt due currently at June 30, 2010 or December 31, 2009.

Debt-Related Activity in 2010

EFH Corp. 10% Senior Secured Notes—In January 2010, EFH Corp. issued $500 million aggregate principal amount of 10.000% Senior Secured Notes due 2020 (the EFH Corp. 10% Notes). In various exchange transactions in March through July 2010, EFH Corp. issued an additional $561 million of EFH Corp. 10% Notes (see “2010 Debt Exchanges and Repurchases” below). The notes will mature on January 15, 2020, and interest is payable in cash in arrears on January 15 and July 15 of each year, beginning July 15, 2010, at a fixed rate of 10.00% per annum.

The EFH Corp. 10% Notes are fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding. The guarantee from Intermediate Holding is secured by the pledge of all membership interests and other investments Intermediate Holding owns or holds in Oncor Holdings or any of Oncor Holdings’ subsidiaries (the Collateral). The guarantee from EFC Holdings is not secured. The EFH Corp. 10% Notes are secured by the Collateral on an equal and ratable basis with the EFH Corp. 9.75% and EFIH 9.75% Notes (see “EFH Corp. and Intermediate Holding Senior Secured Notes” below).

The EFH Corp. 10% Notes are a senior obligation and rank equally in right of payment with all senior indebtedness of EFH Corp. and are senior in right of payment to any future subordinated indebtedness of EFH Corp. These notes are effectively subordinated to any indebtedness of EFH Corp. secured by assets of EFH Corp. to the extent of the value of the assets securing such indebtedness and structurally subordinated to all indebtedness and other liabilities of EFH Corp.’s non-guarantor subsidiaries.

The guarantees of the EFH Corp. 10% Notes are the general senior obligations of each guarantor and rank equally in right of payment with all existing and future senior indebtedness of each guarantor. The guarantee from Intermediate Holding is effectively senior to all unsecured indebtedness of Intermediate Holding to the extent of the value of the Collateral. The guarantees are effectively subordinated to all secured indebtedness of each guarantor secured by assets other than the Collateral to the extent of the value of the assets securing such indebtedness and are structurally subordinated to any existing and future indebtedness and liabilities of EFH Corp.’s subsidiaries that are not guarantors.

Until January 15, 2013, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of the EFH Corp. 10% Notes from time to time at a redemption price of 110.000% of the aggregate principal amount of the notes being redeemed, plus accrued and unpaid interest, if any. EFH Corp. may redeem the notes at any time prior to January 15, 2015 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture. EFH

Corp. may also redeem the notes, in whole or in part, at any time on or after January 15, 2015, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control (as described in the indenture), EFH Corp. must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

2010 Debt Exchanges and Repurchases—Debt exchanges and repurchases completed by EFH Corp. year-to-date July 2010 resulted in acquisitions of $1.108 billion aggregate principal amount of outstanding EFH Corp. and TCEH debt in exchange for $561 million aggregate principal amount of EFH Corp. 10% Notes due 2020 and $235 million in cash. Of the $1.108 billion debt acquired, $298 million had been pushed down to Intermediate Holding (at 50%), and all of the $561 million debt issued is subject to push down (at 50%). These transactions are described immediately below.

In a private exchange completed in March 2010, EFH Corp. issued an additional $34 million principal amount of EFH Corp. 10% Notes in exchange for $20 million principal amount of EFH Corp. Toggle Notes and $27 million principal amount of the TCEH Merger-related debt securities.

In private transactions completed in April through June 2010, EFH Corp. repurchased $96 million principal amount of EFH Corp. Toggle Notes, $19 million principal amount of EFH Corp. 10.875% Notes and $196 million principal amount of TCEH Merger-related debt for $211 million cash plus accrued interest, and also issued an additional $72 million principal amount of EFH Corp. 10% Notes in exchange for $85 million principal amount of EFH Corp. Toggle Notes and $17 million principal amount of TCEH Merger-related debt securities.

In private transactions completed in July 2010, EFH Corp. repurchased $28 million principal amount of EFH Corp. Toggle Notes and $8 million principal amount of TCEH Merger-related debt for $24 million in cash plus accrued interest, and also issued an additional $455 million principal amount of EFH Corp. 10% Notes in exchange for $549 million principal amount of EFH Corp. 5.55% Series P Senior Notes (not pushed down to Intermediate Holding), $25 million principal amount of EFH Corp. Toggle Notes, $25 million principal amount of EFH Corp. 10.875% Notes and $13 million principal amount of TCEH Merger-related debt.

The EFH Corp. 10.875% Notes and EFH Corp. Toggle Notes acquired in the transactions described above were cancelled by EFH Corp. See “Push Down of EFH Corp. Notes” below.

July 2010 Debt Exchange Offer—In July 2010, Intermediate Holding and EFIH Finance, a wholly-owned subsidiary of Intermediate Holding, (collectively, the Offerors) commenced offers to exchange the outstanding EFH Corp. Toggle Notes and EFH Corp. 10.875% Notes (collectively, the Exchange Notes) for up to $2.18 billion aggregate principal amount of new 10.000% senior secured notes due 2020 (new senior secured notes) to be issued by the Offerors and an aggregate of up to $500 million in cash, subject to certain conditions. The purpose of the exchange offers is to reduce the outstanding principal amount and extend the weighted average maturity of the long-term debt of EFH Corp. and its subsidiaries.

Concurrent with the exchange offers, EFH Corp. solicited consents from holders of the Exchange Notes to certain proposed amendments to the indenture that governs the Exchange Notes. The proposed amendments would eliminate substantially all of the restrictive covenants in the indenture, eliminate certain events of default, modify the covenant regarding mergers and consolidations, and modify or eliminate certain other provisions.

EFH Corp. has been advised by the exchange agent for the exchange offers that, as of 5:00 p.m., New York City time, on July 29, 2010, consents were delivered with respect to $4.47 billion aggregate principal amount of outstanding Exchange Notes, representing approximately 99.5% of the outstanding Exchange Notes. As a result, EFH Corp. received the requisite consents to adopt, and executed a supplemental indenture to effectuate, the proposed amendments. This supplemental indenture to the indenture related to the Exchange Notes will not become operative until the exchange offers are complete.

The consummation of the exchange offers is conditioned, among other things, on at least a majority of the outstanding aggregate principal amount of Exchange Notes being validly tendered (and not validly withdrawn) at or prior to midnight, New York City time, on August 12, 2010. Subject to applicable law, the Offerors have the right to amend any of the exchange offers or the consent solicitation at any time and for any reason and to terminate or withdraw any of the exchange offers and consent solicitation if any of the applicable conditions are not satisfied.

The Offerors filed a registration statement on Form S-4 (Registration Statement) relating to the exchange offers and the consent solicitation with the SEC in July 2010. The Registration Statement has not yet become effective, and the new senior secured notes may not be issued, nor may the exchange offers be completed, until such time as the Registration Statement has been declared effective by the SEC and is not subject to a stop order or any proceedings for that purpose. There is no assurance that the exchange offers will be completed or that they will be completed on the contemplated terms and conditions.

Push Down of EFH Corp. Notes

Merger-related debt of EFH Corp. and its subsidiaries consists of debt issued or existing at the time of the Merger. Debt issued in exchange for Merger-related debt is considered Merger-related. Merger-related debt that is fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding is subject to push down in accordance with SEC Staff Accounting Bulletin Topic 5-J, and as a result, a portion of such debt and related interest expense is reflected in the financial statements of Intermediate Holding. The amount reflected on Intermediate Holding’s balance sheet represents 50% of the EFH Corp. Merger-related debt it has guaranteed. This percentage reflects the fact that at the time of the Merger, the equity investments of EFC Holdings and Intermediate Holding in their respective operating subsidiaries were essentially equal amounts. Because payment of principal and interest on the notes is the responsibility of EFH Corp., Intermediate Holding records the settlement of such amounts as noncash capital contributions from EFH Corp.

The Merger-related debt of EFH Corp. at June 30, 2010 guaranteed by EFC Holdings and Intermediate Holding consisted of $1.812 billion principal amount of 10.875% Senior Notes due November 2017 (EFH Corp. 10.875% Notes), $2.758 billion principal amount of EFH Corp. Toggle Notes, $115 million principal amount of 9.75% Senior Secured Notes due October 2019 (EFH Corp. 9.75% Notes) and $184 million principal amount of EFH Corp. 10% Notes. Intermediate Holding’s balance sheet at June 30, 2010 reflects 50% of these amounts. The $184 million principal amount of EFH Corp. 10% Notes subject to push down reflects the principal amount ($106 million) of such notes issued in exchange for EFH Corp. and TCEH Merger-related debt plus a portion of the principal amount ($78 million) of EFH Corp. 10% Notes issued in January 2010, with such portion representing cash proceeds from the issuance subsequently used to repurchase EFH Corp. Merger-related debt.

The guarantee from EFC Holdings on the Merger-related debt is not secured, and the guarantee from Intermediate Holding on the EFH Corp. Senior Notes is not secured. The guarantee from Intermediate Holding with respect to the EFH Corp. 10% and 9.75% Notes is secured as described above and below, respectively. The guarantees are the general senior obligation of each guarantor and rank equally in right of payment with all existing and future senior indebtedness of each guarantor. The guarantees will be effectively subordinated to all secured indebtedness of each guarantor secured by assets other than the Collateral to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to any existing and future indebtedness and liabilities of EFH Corp.’s subsidiaries that are not guarantors.

Borrowings under the EFH Corp. 10.875% Notes bear interest that is payable semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 10.875% per annum. Borrowings under the EFH Corp. 9.75% Notes bear interest that is payable semiannually in arrears on April 15 and October 15 of each year at a fixed rate of 9.75% per annum. Borrowings under the EFH Corp. Toggle Notes bear interest that is payable semiannually in arrears on May 1 and November 1 of each year at a fixed rate of 11.250% per annum for cash interest and at a fixed rate of 12.000% per annum for PIK interest. For any interest period until November 2012, EFH Corp. may elect to pay interest on the EFH Corp. Toggle Notes (i) entirely in cash; (ii) by increasing the principal amount of the notes or by issuing new EFH Corp. Toggle Notes; or (iii) 50% in cash and 50% in PIK interest. Once EFH Corp. makes a PIK election, the election is valid for each succeeding interest payment period until EFH Corp. revokes the election.

Until November 1, 2010, EFH Corp. may redeem, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of its 10.875% and Toggle Notes from time to time at a redemption price of 110.875% and 111.250%, respectively, of the aggregate principal amounts, plus accrued and unpaid interest, if any. EFH Corp. may redeem the notes at any time prior to November 1, 2012 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture. EFH Corp. may also redeem the notes, in whole or in part, at any time on or after November 1, 2012, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change in control of EFH Corp., EFH Corp. must offer to repurchase its 10.875%, Toggle and 9.75% Notes at 101% of their principal amount, plus accrued and unpaid interest, if any. See immediately below for additional terms of the EFH Corp. 9.75% Notes.

EFH Corp. and Intermediate Holding 9.75% Senior Secured Notes

The EFH Corp. 9.75% Notes and Intermediate Holding’s and EFIH Finance’s 9.75% Senior Secured Notes due October 15, 2019 (the EFIH 9.75% Notes) bear interest that is payable semiannually in arrears on April 15 and October 15 of each year at a fixed rate of 9.75% per annum. The EFH Corp. 9.75% Notes and the EFH Corp. 10% Notes discussed above are collectively referred to as the EFH Corp. Senior Secured Notes.

The EFH Corp. Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and Intermediate Holding. The guarantee from Intermediate Holding is secured by the pledge of the Collateral. The guarantee from EFC Holdings is not secured. The EFIH 9.75% Notes are secured by the Collateral on a parity lien basis with the Intermediate Holding guarantee of the EFH Corp. Senior Secured Notes.

Until October 15, 2012, the respective issuers may redeem the EFH Corp. 9.75% Notes and EFIH 9.75% Notes, with the net cash proceeds of certain equity offerings, up to 35% of the aggregate principal amount of each series of the notes from time to time at a redemption price of 109.750% of the aggregate principal amount of such series of notes being redeemed, plus accrued and unpaid interest, if any. The applicable issuer may also redeem each series of the notes at any time prior to October 15, 2014 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and the applicable premium as defined in the indenture. The applicable issuer may redeem the EFH Corp. 9.75% Notes and EFIH 9.75% Notes, in whole or in part, at any time on or after October 15, 2014, at specified redemption prices, plus accrued and unpaid interest, if any. Upon the occurrence of a change of control (as described in the indenture), the applicable issuer must offer to repurchase its respective series of the notes at 101% of their principal amount, plus accrued and unpaid interest, if any.

Fair Value of Long-Term Debt

The estimated fair value of long-term debt (including current maturities) attributable to Intermediate Holding (including 50% of the EFH Corp. Merger-related debt) totaled $1.827 billion and $1.908 billion at June 30, 2010 and December 31, 2009, respectively, and the carrying amount totaled $2.575 billion and $2.513 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

4. COMMITMENTS AND CONTINGENCIES

Guarantees

See Note 3 above and Note 11 to the 2009 Form 10-K Financial Statements for discussion of Intermediate Holding’s guarantee of certain EFH Corp. debt.

Legal Proceedings

Intermediate Holding may be involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon its financial position, results of operations or cash flows.

5. MEMBERSHIP INTERESTS

Cash Distributions

On April 15, 2010, Intermediate Holding paid a cash distribution totaling $2 million to EFH Corp. The distribution was declared by the board of directors on April 13, 2010. Intermediate Holding paid no cash distributions to EFH Corp. in the three months ended March 31, 2010.

The indenture governing the EFIH 9.75% Notes includes covenants that, among other things and subject to certain exceptions, restrict Intermediate Holding’s ability to pay dividends or make other distributions with respect to its membership interest. Accordingly, essentially all of Intermediate Holding’s net income is restricted from being used to make distributions with respect to its membership interest unless such distributions are expressly permitted under the indenture. The indenture further restricts Intermediate Holding from making any distribution to EFH Corp. for the ultimate purpose of making a distribution on EFH Corp.’s common stock unless at the time, and after giving effect to such distribution, Intermediate Holding’s consolidated leverage ratio is equal to or less than 6.0 to 1.0. The consolidated leverage ratio is generally defined as the ratio of Intermediate Holding’s consolidated total indebtedness (as defined in the indenture) to Intermediate Holding’s Adjusted EBITDA on a consolidated basis, including Oncor Holdings and its subsidiaries.

In addition, under applicable law, Intermediate Holding would be prohibited from paying any dividend to the extent that immediately following payment of such dividend, Intermediate Holding would be insolvent.

Substantially all of Intermediate Holding’s net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net cumulative income determined in accordance with US GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand-side management or other energy efficiency initiatives (see Note 4 to the 2009 Form 10-K Financial Statements) of which $30 million ($20 million after tax) has been spent through June 30, 2010, neither of which impacted net income due to purchase accounting, and removing the effect of the $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. For the six months ended June 30, 2010, $16 million of net income was restricted from being used to make distributions on membership interests.

Membership Interests

The following table presents the changes to membership interests during the six months ended June 30, 2010:

	Capital Accounts	Accumulated Other Comprehensive Loss	Total Membership Interests
Balance at December 31, 2009	$3,012	$(2)	$3,010
Net income	25	—	25
Distributions to EFH Corp.	(2)	—	(2)
Effect of debt push-down from EFH Corp. (Note 3)	35	—	35
Capital contributions (a)	19	—	19

Balance at June 30, 2010	$3,089	$(2)	$3,087

(a)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

6. RELATED–PARTY TRANSACTIONS

The following represent significant related-party transactions of Intermediate Holding:

•

Short-term advances from parent totaled $4 million at June 30, 2010 and short-term advances to parent totaled $3 million at December 31, 2009. Interest expense/income amounts related to the advances were immaterial.

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Intermediate Holding substantially as if Intermediate Holding was filing its own income tax returns, except that amounts due from Oncor Holdings under a tax sharing agreement are settled directly with EFH Corp. in accordance with that agreement. Intermediate Holding’s results are included in the consolidated Texas state margin tax return filed by EFH Corp. Intermediate Holding’s amount payable to EFH Corp. related to income taxes totaled less than $1 million at both June 30, 2010 and December 31, 2009. There were no income tax payments to EFH Corp. in the six months ended June 30, 2010.

•

As a result of debt exchanges in November 2009, Intermediate Holding acquired $79 million and $18 million principal amount of TCEH and EFH Corp. debt securities, respectively, reported as investment in long term debt of affiliates. The carrying value of the investments, which totaled $69 million and $68 million as of June 30, 2010 and December 31, 2009, represents $67 million principal amount of debt issued by Intermediate Holding in the debt exchange plus $2 million and $1 million of accretion of purchase discount, respectively. Intermediate Holding intends to hold the securities to maturity. Interest income recorded on these investments for the three and six months ended June 30, 2010 totaled $3 million and $4 million, respectively. The $69 million of debt securities held as of June 30, 2010 mature as follows: $7 million in one to five years, $57 million in five to ten years and $4 million in more than ten years. The principal amount and coupon rates of the debt securities held is as follows:

•	$9 million principal amount of EFH Corp. 5.55% Series P Senior Notes due 2014,

•	$6 million principal amount of EFH Corp. 6.50% Series Q Senior Notes due 2024,

•	$3 million principal amount of EFH Corp. 6.55% Series R Senior Notes due 2034,

•	$31 million principal amount of the TCEH 10.25% Senior Notes due 2015, and

•	$48 million principal amount of the TCEH 10.25% Senior Notes due 2015, Series B.

The fair value of the debt securities as of June 30, 2010 and December 31, 2009 totaled $62 million and $74 million, respectively, and gross unrealized losses totaled $7 million at June 30, 2010 and gross unrealized gains totaled $6 million at December 31, 2009.

•

Goldman, Sachs & Co. (Goldman) is acting as a dealer manager and solicitation agent in the ongoing debt exchange offers launched in July 2010 as discussed in Note 3. For its services in connection with the exchange offers and related consent solicitation, Intermediate Holding, EFIH Finance and EFH Corp. have agreed to pay Goldman an exchange agent fee of up to $5.5 million and an incentive fee of up to $3 million that will be determined at the end of the exchange offers depending on the results of the exchange.

•

Affiliates of the Sponsor Group have, and may, sell, acquire or participate in other offerings of debt or debt securities issued by Intermediate Holding or its subsidiaries in open market transactions or through loan syndications.

See Note 3 for information regarding guarantees and push down of certain EFH Corp. debt and an exchange offer launched in July 2010 for EFH Corp. debt and Note 5 regarding distributions to EFH Corp. and noncash settlement of certain income taxes payable.

Significant related-party transactions between Oncor Holdings (including its consolidated subsidiary Oncor) and EFH Corp., other affiliates of EFH Corp. and the Sponsor Group are as follows:

•

Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $257 million and $246 million for the three months ended June 30, 2010 and 2009, respectively, and $521 million and $474 million for the six months ended June 30, 2010 and 2009, respectively. The fees are based on rates regulated by the PUCT that apply to all REPs. Oncor Holdings’ balance sheets at June 30, 2010 and December 31, 2009 reflect receivables from TCEH totaling $177 million and $151 million, respectively, primarily related to these electricity delivery fees.

•

Oncor records interest income from TCEH with respect to Oncor’s generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary. The interest income serves to offset Oncor’s interest expense on the transition bonds. This interest income totaled $9 million and $11 million for the three months ended June 30, 2010 and 2009, respectively, and $19 million and $21 million for the six months ended June 30, 2010 and 2009, respectively.

•

Incremental amounts payable by Oncor related to income taxes as a result of delivery fee surcharges to its customers related to transition bonds are reimbursed by TCEH. Oncor Holding’s financial statements reflect a note receivable from TCEH to Oncor of $237 million ($38 million reported as current in trade accounts and other receivables from affiliates) at June 30, 2010 and $254 million ($37 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2009 related to these income taxes.

•

An EFH Corp. subsidiary charges Oncor for financial and certain other administrative services at cost. These costs, which are reported in Oncor Holdings’ operation and maintenance expenses, totaled $10 million and $7 million for the three months ended June 30, 2010 and 2009, respectively, and $17 million and $13 million for the six months ended June 30, 2010 and 2009, respectively.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH’s balance sheet) is funded by a delivery fee surcharge collected from REPs by Oncor and remitted to TCEH. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH’s balance sheet). Income and expenses associated with the trust fund and the decommissioning liability recorded by TCEH are offset by a net change in the Oncor and TCEH intercompany receivable/payable, which in turn results in a change in Oncor’s reported net regulatory asset/liability. A regulatory liability represents the excess of the trust fund balance over the net decommissioning liability, and a regulatory asset represents the excess of the net decommissioning liability over the trust fund balance.

The change from a regulatory asset of $85 million at December 31, 2009 to a regulatory liability of $148 million at June 30, 2010 reflects a new decommissioning cost estimate completed in the second quarter 2010. In accordance with regulatory requirements, a new cost estimate is completed every five years. The change reflected lower cost escalation assumptions as compared to the previous estimate, resulting in a decline in the estimated decommissioning liability.

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Oncor Holdings under a tax sharing agreement substantially as if Oncor Holdings was filing its own income tax returns. Oncor Holdings’ results are included in the consolidated Texas state margin tax return filed by EFH Corp. Oncor Holdings’ amount receivable from EFH Corp. related to income taxes, primarily due to timing of payments, totaled $3 million at June 30, 2010, and amount payable to EFH Corp. related to income taxes totaled $5 million at December 31, 2009. Oncor Holdings’ income tax payments in the six months ended June 30, 2010 totaled $95 million to EFH Corp., and Oncor made federal income tax payments totaling $18 million to noncontrolling interests.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of June 30, 2010 and December 31, 2009, TCEH had posted letters of credit in the amount of $16 million and $15 million, respectively, for Oncor’s benefit.

•

At the closing of the Merger in 2007, Oncor entered into its current $2 billion revolving credit facility with a syndicate of financial institutions and other lenders. The syndicate includes affiliates of GS Capital Partners (a member of the Sponsor Group).

•

Affiliates of the Sponsor Group have, and may, from time-to-time provide investment banking, dealer, commercial banking and financial advisory services to Oncor for which they have received, and may receive, customary fees.

•	Affiliates of the Sponsor Group have, and may, sell, acquire or participate in the offerings of debt or debt securities issued by Oncor in open market transactions or through loan syndications.

7. SUPPLEMENTARY FINANCIAL INFORMATION

Interest Expense and Related Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Interest expense	$74	$67	$145	$132
Amortization of debt issuance costs and discounts	2	2	5	5

Total interest expense and related charges	$76	$69	$150	$137

Supplemental Cash Flow Information

	Six Months Ended June 30,
	2010	2009
Cash payments related to:
Interest paid	$6	$—
Noncash investing and financing activities:
Effect of Parent’s payment of interest and issuance of toggle notes as consideration for cash interest, net of tax, on pushed down debt	98	111
Capital contribution related to settlement of certain income taxes payable (a)	19	—
Effect of push down of debt from EFH Corp.	(18)	—

(a)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2008 Audited Financial Statements	Oncor Holdings’ audited financial statements for the year ended December 31, 2008

Capgemini	Capgemini Energy LP, a provider of business process support services to Oncor

EBITDA	Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

GAAP	generally accepted accounting principles

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

Investment LLC	Refers to Oncor Management Investment LLC, a limited liability company and noncontrolling interest owner of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

IRS	US Internal Revenue Service

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

Purchase accounting	The purchase method of accounting for a business combination as prescribed by GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

SARs	Stock Appreciation Rights

SARs Plan	Refers to the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of Energy Future Competitive Holdings Company and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

This Annual Report occasionally makes references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of

Oncor Electric Delivery Holdings Company LLC

Dallas, Texas

We have audited the accompanying consolidated balance sheets of Oncor Electric Delivery Holdings Company LLC and subsidiaries (“Oncor Holdings” or the “Successor”) as of December 31, 2009 and 2008 (Successor balance sheets), and the related statements of consolidated income (loss), comprehensive income (loss), cash flows, and membership interests for the years ended December 31, 2009 and 2008 (Successor operations), and the period from October 11, 2007 through December 31, 2007 (Successor operations). We have also audited the accompanying statements of consolidated income (loss), comprehensive income (loss), cash flows, and shareholder’s equity of Oncor Electric Delivery Company LLC (the “Predecessor”) for the period from January 1, 2007 through October 10, 2007 (Predecessor operations). These financial statements are the responsibility of the Oncor Holdings’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Oncor Holdings is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Oncor Holdings’ internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor’s consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oncor Electric Delivery Holdings Company LLC and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008 and the period from October 11, 2007 through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the Predecessor’s consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Oncor Electric Delivery Company LLC for the period from January 1, 2007 through October 10, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Oncor Holdings is a wholly-owned subsidiary of Energy Future Holdings Corp., which was merged with Texas Energy Future Merger Sub Corp on October 10, 2007.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 18, 2010

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Operating revenues:
Affiliated	$1,018	$1,000	$209	$823
Nonaffiliated	1,672	1,580	324	1,144

Total operating revenues	2,690	2,580	533	1,967

Operating expenses:
Operation and maintenance	962	852	200	649
Write off of regulatory assets (Note 8)	25	—	—	—
Depreciation and amortization	557	492	96	366
Income taxes	145	191	25	150
Taxes other than income taxes	385	391	87	305

Total operating expenses	2,074	1,926	408	1,470

Operating income	616	654	125	497
Other income and deductions:
Impairment of goodwill (Note 3)	—	860	—	—
Other income (Note 20)	49	45	11	3
Other deductions (Note 20)	14	25	8	30
Nonoperating income taxes	28	26	6	9
Interest income	43	45	12	44
Interest expense and related charges (Note 20)	346	316	70	242

Net income (loss)	320	(483)	64	263
Net (income) loss attributable to noncontrolling interests	(64)	160	—	—

Net income (loss) attributable to Oncor Holdings	$256	$(323)	$64	$263

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Net income (loss)	$320	$(483)	$64	$263

Other comprehensive income, net of tax effects:

Cash flow hedges:
Net decrease in fair value of derivatives (net of tax benefit of—, $1,—and—)	—	(2)	—	—
Derivative value net losses related to hedged transactions recognized during the period in net income (net of tax expense of $—in all periods)	—	—	—	1

Comprehensive income (loss)	320	(485)	64	264
Comprehensive (income) loss attributable to noncontrolling interests	(64)	160	—	—

Comprehensive income (loss) attributable to Oncor Holdings	$256	$(325)	$64	$264

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENTS OF CONSOLIDATED CASH FLOWS

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Cash flows—operating activities:
Net income (loss)	$320	$(483)	$64	$263
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	522	451	95	366
Write off of regulatory assets (Note 8)	25	—	—	—
Deferred income taxes—net	78	159	71	21
Amortization of investment tax credits	(5)	(5)	(1)	(4)
Reversal of reserve recorded in purchase accounting (Note 13)	(10)	—	—	—
Impairment of goodwill (Note 3)	—	860	—	—
Bad debt expense	(3)	1	(2)	2
Stock-based incentive compensation expense	—	—	—	3
Other, net	2	5	3	1
Changes in operating assets and liabilities:
Accounts receivable—trade (including affiliates)	(29)	(1)	39	(47)
Impact of accounts receivable sales program (Note 9)	—	—	(113)	27
Inventories	(29)	(12)	6	19
Accounts payable—trade (including affiliates)	7	6	(3)	8
Deferred advanced metering system revenues (Note 8)	57	—	—	—
Other—assets	(40)	(141)	(32)	(24)
Other—liabilities	55	(11)	(62)	47

Cash provided by operating activities	950	829	65	682

Cash flows—financing activities:
Issuance of long-term debt	—	1,500	—	800
Repayments of long-term debt	(104)	(99)	(832)	(264)
Net increase (decrease) in short-term borrowings	279	(943)	895	(288)
Proceeds from sale of noncontrolling interests, net of transaction costs (Note 14)	—	1,253	—	—
Distribution to parent of equity sale net proceeds	—	(1,253)	—	—
Distributions/dividends to parent	(216)	(330)	—	(326)
Distributions to noncontrolling interests	(56)	—	—	—
Net decrease in advances from parent	—	—	—	(24)
Decrease in income tax-related note receivable from TCEH	35	34	9	24
Excess tax benefit on stock-based incentive compensation	—	10	15	—
Debt discount, financing and reacquisition expenses—net	(3)	(18)	(1)	(10)

Cash provided by (used in) financing activities	(65)	154	86	(88)

Cash flows—investing activities:
Capital expenditures	(998)	(919)	(162)	(580)
Cash settlements related to outsourcing contract termination (Note 16)	—	20	—	—
Other	16	20	16	2

Cash used in investing activities	(982)	(879)	(146)	(578)

Net change in cash and cash equivalents	(97)	104	5	16
Cash and cash equivalents—beginning balance	126	22	17	1

Cash and cash equivalents—ending balance	$29	$126	$22	$17

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR)

CONSOLIDATED BALANCE SHEETS

(millions of dollars)

	Successor
	December 31, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$29	$126
Restricted cash (Note 15)	47	51
Trade accounts receivable from nonaffiliates—net (Note 9)	243	217
Trade accounts and other receivables from affiliates	188	182
Income taxes receivable from EFH Corp. (Note 19)	—	22
Materials and supplies inventories—at average cost	92	63
Accumulated deferred income taxes (Note 7)	10	54
Prepayments	76	75
Other current assets	8	9

Total current assets	693	799

Restricted cash (Note 15)	14	16
Investments and other property (Note 15)	72	72
Property, plant and equipment—net (Note 20)	9,174	8,606
Goodwill (Note 20)	4,064	4,064
Note receivable due from TCEH (Note 19)	217	254
Regulatory assets—net (Note 8)	1,959	1,892
Other noncurrent assets	51	60

Total assets	$16,244	$15,763

LIABILITIES AND MEMBERSHIP INTERESTS

Current liabilities:
Short-term borrowings (Note 10)	$616	$337
Long-term debt due currently (Note 11)	108	103
Trade accounts payable	129	124
Income taxes payable to EFH Corp. (Note 19)	5	—
Accrued taxes other than income taxes	137	141
Accrued interest	104	103
Other current liabilities	106	99

Total current liabilities	1,205	907

Accumulated deferred income taxes (Notes 1 and 7)	1,369	1,333
Investment tax credits	37	42
Long-term debt, less amounts due currently (Note 11)	4,996	5,101
Other noncurrent liabilities and deferred credits (Note 20)	1,879	1,720

Total liabilities	9,486	9,103

Commitments and contingencies (Note 12)
Membership interests (Note 13):
Oncor Holdings membership interest	5,395	5,305
Noncontrolling interests in subsidiary	1,363	1,355

Total membership interests	6,758	6,660

Total liabilities and membership interests	$16,244	$15,763

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR)

STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

(millions of dollars)

	Successor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007
Capital account:
Balance at beginning of period (a)	$5,307	$7,643	$7,539
Net income (loss) attributable to Oncor Holdings	256	(323)	64
Distributions paid to parent	(216)	(1,583)	—
Capital contributions (b)	50	—	—
Effect of sale of noncontrolling interests (Notes 13 and 14)	—	(406)	—
Distribution of investment in Oncor Communications Holding Company LLC to parent	—	(24)	—
Investment by Texas Holdings	—	—	12
Settlement of incentive compensation plans	—	—	28

Balance at end of period	5,397	5,307	7,643

Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(2)	—	—
Net effects of cash flow hedges	—	(2)	—

Balance at end of period	(2)	(2)	—

Oncor Holdings membership interest at end of period	5,395	5,305	7,643

Noncontrolling interests in subsidiary (Note 14):
Balance at beginning of period	1,355	—	—
Net income (loss) attributable to noncontrolling interests	64	(160)	—
Distributions to noncontrolling interests	(56)	(2)	—
Investment	—	1,253	—
Effect of sale of noncontrolling interests (Note 14)	—	265	—
Other	—	(1)	—

Noncontrolling interests in subsidiary at end of period	1,363	1,355	—

Total membership interests at end of period	$6,758	$6,660	$7,643

(a)	The beginning equity balance for the period from October 11, 2007 through December 31, 2007 reflects the application of push-down accounting as a result of the Merger.
(b)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

STATEMENT OF CONSOLIDATED SHAREHOLDER’S EQUITY

(millions of dollars)

Predecessor
Period from January 1, 2007 through October 10, 2007
Common stock without par value (number of authorized shares—100,000,000):
Balance at beginning of period	$1,986
Effects of stock-based incentive compensation plans (Note 13)	18

Balance at end of period (number of shares outstanding October 10, 2007—0)	2,004

Retained earnings:
Balance at beginning of period	1,008
Net income	263
Dividends to parent	(326)
Effect of adoption of accounting guidance related to uncertain tax positions (Note 6)	(9)
Other	1

Balance at end of period	937

Accumulated other comprehensive income (loss), net of tax effects:
Balance at beginning of period	(19)
Net effects of cash flow hedges	1

Balance at end of period	(18)

Total shareholder’s equity at end of period	$2,923

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC (SUCCESSOR) AND

ONCOR ELECTRIC DELIVERY COMPANY LLC (PREDECESSOR)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Oncor Holdings is a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of its direct, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 38% and 39% of total revenues for the years ended December 31, 2009 and 2008, respectively. Oncor Holdings is a direct, wholly-owned subsidiary of Intermediate Holding, a direct, wholly-owned subsidiary of EFH Corp. With the closing of the Merger on October 10, 2007, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group (see Note 2), and Oncor Holdings and Intermediate Holding were formed. See “Glossary” for definition of terms and abbreviations, including the Merger. References in this report to Oncor Holdings are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. Oncor Holdings’ financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments.

Oncor Holdings’ consolidated financial statements include its indirect, bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC. This financing subsidiary was organized for the limited purpose of issuing specified transition bonds in 2003 and 2004. Oncor Electric Delivery Transition Bond Company LLC issued $1.3 billion principal amount of securitization (transition) bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor Holdings and Oncor. These measures serve to mitigate Oncor’s and Oncor Holdings’ credit exposure to the Texas Holdings Group and to reduce the risk that the assets and liabilities of Oncor or Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. Such measures include, among other things: Oncor’s sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; the board of directors of Oncor Holdings and Oncor being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or other obligations of any member of the Texas Holdings Group. Oncor and Oncor Holdings do not bear any liability for obligations of the Texas Holdings Group (including, but not limited to, debt obligations), and vice versa. Accordingly, Oncor Holdings’ operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

See Note 14 for discussion of noncontrolling interests sold by Oncor in November 2008.

Basis of Presentation

The consolidated financial statements of Oncor Holdings have been prepared in accordance with US GAAP. The accompanying consolidated statements of income (loss), comprehensive income (loss), cash flows and membership interests/shareholder’s equity present results of operations and cash flows of Oncor Holdings for periods subsequent to the Merger (Successor) and of Oncor for periods preceding the Merger (Predecessor), since Oncor Holdings did not exist prior to the Merger. The consolidated financial statements have been prepared on the same basis as the 2008 Audited Financial Statements. The consolidated financial statements of the Successor reflect the application of purchase accounting in accordance with the provisions of accounting standards related to business combinations. All intercompany items and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through February 18, 2010, the date these consolidated financial statements were issued.

Income Taxes

EFH Corp. files a consolidated federal income tax return. Prior to 2007, federal income taxes were allocated to subsidiaries, including Oncor Holdings and Oncor, based on their respective taxable income or loss. Effective with the November 2008 sale of equity interests in Oncor (see Note 14), Oncor became a partnership for US federal income tax purposes, and subsequently EFH Corp.’s share of partnership income is included in its consolidated federal income tax return. In connection with the Merger, Oncor, Oncor Holdings and EFH Corp. entered into a tax sharing agreement (amended in November 2008 to include Texas Transmission and Investment LLC) that is retroactive to January 1, 2007. The tax sharing agreement provides for the calculation of tax liability for each of Oncor Holdings and Oncor substantially as if these entities file their own income tax returns and requires tax payments to their members determined on that basis (without duplication for any income taxes paid by a subsidiary of Oncor Holdings). Deferred income taxes are provided for temporary differences between the book and tax bases of assets and liabilities of Oncor Holdings, which primarily relate to the difference between the book and tax basis of the investment in Oncor.

Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, are determined in accordance with the provisions of accounting guidance for income taxes and for uncertainty in income taxes. See Note 7 for additional detail.

Use of Estimates

Preparation of Oncor Holdings’ financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

Purchase Accounting

The Merger was accounted for under purchase accounting, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values, and the excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The allocation resulted in a significant amount of goodwill, a portion of which was assigned to Oncor Holdings. See Note 2 for details regarding the effect of purchase accounting.

Derivative Instruments and Mark-to-Market Accounting

Oncor has from time-to-time entered into derivative instruments, referred to as interest rate swaps, to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is required to be recognized on the balance sheet as a derivative asset or liability and changes in the fair value recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting.

Because derivative instruments are frequently used as economic hedges, accounting standards related to derivative instruments and hedging activities allow for “hedge accounting,” which provides for the designation of such instruments as cash flow or fair value hedges if certain conditions are met. A cash flow hedge mitigates the risk associated with the variability of the future cash flows related to an asset or liability (e.g., debt with variable interest rate payments), while a fair value hedge mitigates risk associated with fixed future cash flows (e.g., debt with fixed interest rate payments). In accounting for cash flow hedges, derivative assets and liabilities are recorded on the balance sheet at fair value with an offset to other comprehensive income to the extent the hedges are effective. Amounts remain in accumulated other comprehensive income, unless the underlying transactions become probable of not occurring, and are reclassified into net income as the related transactions (hedged items) settle and affect net income. Fair value hedges are recorded as derivative assets or liabilities with an offset to net income, and the carrying value of the related asset or liability (hedged item) is adjusted for changes in fair value with an offset to net income. If the fair value hedge is settled prior to the maturity of the hedged item, the cumulative fair value gain or loss associated with the hedge is amortized into income over the remaining life of the hedged item. To qualify for hedge accounting, a hedge must be considered highly effective in offsetting changes in fair value of the hedged item. Assessment of the hedge’s effectiveness is tested at least quarterly throughout its term to continue to qualify for hedge accounting. Hedge ineffectiveness, even if the hedge continues to be assessed as effective, is immediately recognized in net income. Ineffectiveness is generally measured as the cumulative excess, if any, of the change in value of the hedging instrument over the change in value of the hedged item.

Revenue Recognition

Revenue from delivery services are recorded under the accrual method of accounting. Revenues are recognized when delivery services are provided to customers on the basis of periodic cycle meter readings and include an estimate for revenues earned from the meter reading date to the end of the period with an adjustment for the impact of weather and other factors on unmetered deliveries (unbilled revenue).

Impairment of Goodwill and Other Intangible Assets

Oncor Holdings evaluates goodwill for impairment at least annually. The impairment tests performed are based on determinations of enterprise value using discounted cash flow analyses, comparable company equity values and any relevant transactions indicative of enterprise values. See Note 20 for details of goodwill and other intangible assets and Note 3 for discussion of a goodwill impairment charge recorded in 2008.

In 2009, Oncor Holdings changed the annual test date from October 1 to December 1. Management determined the new annual goodwill test date is preferable because of efficiencies gained by aligning the test with Oncor Holdings’ annual budget and five-year plan processes in the fourth quarter. The change in the annual test date did not delay, accelerate or avoid an impairment charge, and retrospective application of this change in accounting principle did not affect previously reported results.

System of Accounts

The accounting records of Oncor Holdings have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Defined Benefit Pension Plans and Other Postretirement Employee Benefit (OPEB) Plans

Oncor participates in an EFH Corp. pension plan that offers benefits based on either a traditional defined benefit formula or a cash balance formula and an OPEB plan that offers certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from Oncor. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. See Note 17 for additional information regarding pension and OPEB plans.

Stock-Based Incentive Compensation

Prior to the Merger, EFH Corp. provided discretionary awards payable in its common stock to qualified managerial employees of Oncor under EFH Corp.’s shareholder-approved long-term incentive plans. Oncor Holdings recognized expense for these awards over the vesting period based on the grant-date fair value of those awards. In November 2008, Oncor implemented the SARs Plan for certain management that purchased equity interests in Oncor indirectly by investing in Investment LLC. SARs have been awarded under the SARs Plan and are being accounted for based upon the provisions of guidance for share-based payment. See Note 18 for information regarding stock-based compensation, including SARs granted to certain members of Oncor’s board of directors.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts.

Franchise Taxes

Franchise taxes are assessed to Oncor by local governmental bodies, based on kWh delivered and are the principal component of “taxes other than income taxes” as reported in the income statement. Franchise taxes are not a “pass through” item. Rates charged to customers by Oncor are intended to recover the franchise taxes, but Oncor is not acting as an agent to collect the taxes from customers.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. See Note 15 for details regarding restricted cash.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis.

In accordance with the PUCT’s August 2009 order in Oncor’s rate review, the remaining net book value and anticipated removal cost of existing meters that are being replaced by advanced meters is being charged (amortized) to expense over an 11-year cost recovery period.

Allowance For Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion of capitalized AFUDC is accounted for as other income. There was no equity AFUDC for the periods presented. See Note 20 for detail of amounts charged to interest expense.

Regulatory Assets and Liabilities

The financial statements of Oncor Holdings reflect regulatory assets and liabilities under cost-based rate regulation in accordance with accounting standards related to the effect of certain types of regulation. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 8 for details of regulatory assets and liabilities.

Sale of Noncontrolling Interests

See Note 14 for discussion of accounting for the sale of noncontrolling interests by Oncor.

Changes in Accounting Standards

In June 2009, the FASB issued “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles,” which establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative US GAAP recognized by the FASB to be applied to nongovernmental entities. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not affect reported results of operations, financial condition or cash flows.

In May 2009, the FASB issued new guidance related to subsequent events that requires disclosure of the date through which Oncor Holdings has evaluated subsequent events related to the financial statements being issued and the basis for that date. The adoption of this guidance as of April 1, 2009 did not affect reported results of operations, financial condition or cash flows, and the required disclosure is provided above in “Basis of Presentation.”

2.	FINANCIAL STATEMENT EFFECTS OF THE MERGER

EFH Corp. accounted for the Merger under purchase accounting in accordance with the provisions of accounting standards related to business combinations, whereby the total purchase price of the transaction was allocated to EFH Corp.’s identifiable tangible and intangible assets acquired and liabilities assumed based on their fair values as of the Merger date. As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor’s assets and liabilities effectively represents fair value, and no adjustments to the carrying value of those regulated assets or liabilities were recorded. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The purchase price was allocated to TCEH and Oncor. The purchase price amount assigned to Oncor was based on the relative enterprise value of the business on the closing date of the Merger and resulted in an excess of purchase price over fair value of assets and liabilities of $4.9 billion, which was recorded as goodwill. See Note 20 for disclosures related to goodwill and Note 3 regarding an impairment charge recorded in the fourth quarter of 2008.

The following table summarizes the final purchase price allocation to the estimated fair values of the assets acquired and liabilities assumed (billions of dollars):

Purchase price assigned to Oncor		$7.6
Property, plant and equipment	7.9
Regulatory assets—net	1.3
Other assets	1.3

Total assets acquired	10.5
Short-term borrowings and long-term debt	5.1
Deferred income tax liabilities	1.3
Other liabilities	1.4

Total liabilities assumed	7.8

Net identifiable assets acquired		2.7

Goodwill		$4.9

As part of purchase accounting, the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. This amount will be accreted to other income over the recovery period remaining as of the closing date of the Merger (approximately nine years). The related securitization (transition) bonds were also fair valued and the resulting discount of $12 million will be amortized to interest expense over the life of the bonds remaining as of the closing date of the Merger (approximately nine years).

The final purchase price allocation includes $16 million in liabilities recorded in connection with the notice of termination of outsourcing arrangements with Capgemini under the change of control provisions of such arrangements (also see Note 16). Oncor incurred $4 million of these exit liabilities during the year ended December 31, 2009. In December 2009, Oncor recorded a $10 million reversal of a portion of these exit liabilities due primarily to a shorter than expected outsourcing services transition period, and this reversal is reflected in other income (see Note 19). The remaining accrual totaling $2 million is expected to be settled in 2010.

3.	GOODWILL IMPAIRMENT

The 2009 annual goodwill impairment testing performed as of October 1 and December 1, 2009 in accordance with accounting guidance for a change in annual impairment testing dates resulted in no impairment (see discussion in Note 1 regarding change in the annual test date from October 1 to December 1). The testing determined that Oncor Holdings’ estimated fair value (enterprise value) exceeded its carrying value by approximately 10%, resulting in no additional testing being required and no impairment. Key assumptions in the valuation include discount rates, growth of the rate base and return on equity allowed by the regulatory authority.

In the fourth quarter of 2008, Oncor Holdings recorded a goodwill impairment charge totaling $860 million, which is not deductible for income tax-related purposes.

Although the annual goodwill impairment test date set by management was October 1, management determined that in consideration of the continuing deterioration of securities values during the fourth quarter of 2008, an impairment testing trigger occurred subsequent to that test date; consequently, the impairment charge was based on estimated fair values at December 31, 2008. The fair value calculation was completed in the first quarter of 2009 with no additional impairment charge.

The impairment determination involved significant assumptions and judgments in estimating enterprise values and the fair values of assets and liabilities. The impairment primarily arose from the dislocation in the capital markets that increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of declines in market values of debt and equity securities of comparable companies.

The calculations supporting the impairment determination utilized models that took into consideration multiple inputs, including debt yields, equity prices of comparable companies and other inputs. These models were generally used in developing long-term forward discount rates for determining enterprise value and fair values of certain individual assets and liabilities. The fair value measurements resulting from such models are classified as Level 3 non-recurring fair value measurements consistent with accounting standards related to the determination of fair value.

4.	STIPULATION APPROVED BY THE PUCT

Oncor and Texas Holdings agreed to the terms of a stipulation, which was conditional upon completion of the Merger, with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. In February 2008, the PUCT entered an order approving the stipulation. The PUCT issued a final order on rehearing in April 2008 that has been appealed to the 200th District Court of Travis County, Texas. The parties to the appeal have agreed to a schedule that would result in a hearing in June 2010.

In addition to commitments Oncor made in its filings in the PUCT review, the stipulation included the following provisions, among others:

•

Oncor provided a one-time $72 million refund to its REP customers in the September 2008 billing cycle. The refund was in the form of a credit on distribution fee billings. The liability for the refund was recorded as part of purchase accounting.

•

Consistent with the 2006 cities rate settlement (see Note 5), Oncor filed a system-wide rate case in June 2008 based on a test-year ended December 31, 2007. In August 2009, the PUCT issued a final order on this rate case. See Note 8.

•

Oncor agreed not to request recovery of approximately $56 million of regulatory assets related to self-insurance reserve costs and 2002 restructuring expenses. These regulatory assets were eliminated as part of purchase accounting.

•

The dividends paid by Oncor will be limited through December 31, 2012, to an amount not to exceed Oncor’s net income (determined in accordance with GAAP, subject to certain defined adjustments) for the period beginning October 11, 2007 and ending December 31, 2012, and are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

•	Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions.

•

Oncor committed to an additional $100 million in spending over the five-year period ending December 31, 2012 on demand-side management or other energy efficiency initiatives. These additional expenditures will not be recoverable in rates, and this amount was recorded as a regulatory liability as part of purchase accounting and consistent with accounting standards related to the effect of certain types of regulation.

•	If Oncor’s credit rating is below investment grade with two or more rating agencies, TCEH will post a letter of credit in an amount of $170 million to secure TXU Energy’s payment obligations to Oncor.

•	Oncor agreed not to request recovery of the $4.9 billion of goodwill resulting from purchase accounting or any future impairment of the goodwill in its rates.

5.	CITIES RATE SETTLEMENT IN 2006

In January 2006, Oncor agreed with a steering committee representing 108 cities in Texas (Cities) to defer the filing of a system-wide rate case with the PUCT to no later than July 1, 2008 (based on a test year ending December 31, 2007). Oncor filed the rate case with the PUCT in June 2008, and the PUCT issued a final order on the case in 2009. Oncor extended the benefits of the agreement to 292 nonlitigant cities. The agreements provided that Oncor would make payments to participating cities totaling approximately $70 million, including incremental franchise taxes.

This amount was recognized in earnings over the period from May 2006 through June 2008. Amounts recognized totaled $11 million in 2009, $23 million in 2008, $8 million for the period October 11, 2007 through December 31, 2007 and $25 million for the period January 1, 2007 through October 10, 2007, of which $2 million, $13 million, $6 million and $20 million, respectively, is reported in other deductions (see Note 20), and the remainder as taxes other than income taxes. Amounts recognized in 2009 represented extension of benefits per the agreement as a result of the timing of completion of the rate case.

6.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

Effective January 1, 2007, EFH Corp. and its subsidiaries adopted accounting guidance related to uncertain tax positions. This guidance requires that each tax position be reviewed and assessed with recognition and measurement of the tax benefit based on a “more-likely-than-not” standard with respect to the ultimate outcome, regardless of whether this assessment is favorable or unfavorable. Oncor Holdings applied updated guidance to determine if each tax position was effectively settled for the purpose of recognizing previously uncertain tax positions. Oncor Holdings completed its review and assessment of uncertain tax positions and in 2007 recorded a net charge to retained earnings and an increase to noncurrent liabilities of $9 million in accordance with the new accounting rule.

EFH Corp. and its subsidiaries file income tax returns in US federal, state and foreign jurisdictions and are subject to examinations by the IRS and other taxing authorities. Examinations of EFH Corp. and its subsidiaries’ income tax returns for the years ending prior to January 1, 2003 are complete, but the tax years 1997 through 2002 remain in appeals with the IRS. In 2008, EFH Corp. was notified of the commencement of an IRS audit of tax years 2003 to 2006. The audit is expected to require two years to complete. Texas franchise and margin tax returns are under examination or still open for examination for tax years beginning after 2002. Prior to the 2007 Merger, Oncor was a member of EFH Corp.’s consolidated group federal income tax returns.

Oncor Holdings classifies interest and penalties expense related to uncertain tax positions as current income tax expense. Amounts recorded related to interest and penalties totaled a benefit of $5 million in the year ended December 31, 2009 and expenses of $6 million (including $2 million recorded as goodwill) in the year ended December 31, 2008, $2 million for the period October 11, 2007 through December 31, 2007 and $3 million for the period January 1, 2007 through October 10, 2007 (all amounts after tax).

Noncurrent liabilities included a total of $20 million and $22 million in accrued interest at December 31, 2009 and 2008, respectively. Effective in 2009, the federal income tax benefit on the interest accrued on uncertain tax positions is recorded as accumulated deferred income taxes. Such amounts were previously reported net as a reduction of the liability for uncertain tax positions.

The following table summarizes the changes to the uncertain tax positions, reported in other noncurrent liabilities in the consolidated balance sheet, during the years ended December 31, 2009 and 2008:

	2009	2008
Balance at January 1, excluding interest and penalties	$122	$111
Additions based on tax positions related to prior years	22	41
Reductions based on tax positions related to prior years	(73)	(30)
Additions based on tax positions related to the current year	—	—

Balance at December 31, excluding interest and penalties	$71	$122

Of the balance at December 31, 2009, $60 million represents tax positions for which the uncertainty relates to the timing of recognition for tax purposes. The disallowance of such positions would not affect the effective tax rate, but would accelerate the payment of cash under the tax sharing agreement to an earlier period.

With respect to tax positions for which the ultimate deductibility is uncertain (permanent items), should EFH Corp. or Oncor Holdings sustain such positions on income tax returns previously filed, Oncor Holdings’ liabilities recorded would be reduced by $11 million, resulting in increased net income and a favorable impact on the effective tax rate.

Oncor Holdings does not expect the total amount of liabilities recorded related to uncertain tax positions will significantly increase or decrease within the next 12 months.

7.	INCOME TAXES

The components of Oncor Holdings’ income tax expense are as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Reported in operating expenses:
Current:
US federal	$69	$37	$(46)	$116
State	17	17	—	12
Deferred:
US federal	67	142	74	26
State	(3)	—	(2)	—
Amortization of investment tax credits	(5)	(5)	(1)	(4)

Total	145	191	25	150

Reported in other income and deductions:
Current:
US federal	13	8	7	8
State	1	1	—	1
Deferred federal	14	17	(1)	—

Total deferred	28	26	6	9

Total income tax expense	$173	$217	$31	$159

Reconciliation of income taxes computed at the US federal statutory rate to income tax expense:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Income (loss) before income taxes	$493	$(266)	$95	$422

Income taxes at the US federal statutory rate of 35%	$173	$(93)	$33	$148
Goodwill impairment	—	301	—	—
Amortization of investment tax credits—net of deferred tax effect	(5)	(5)	(1)	(4)
Amortization (under regulatory accounting) of statutory tax rate changes	(2)	(3)	(1)	(3)
Texas margin tax, net of federal tax benefit	12	11	(1)	8
Medicare subsidy	(6)	(5)	(2)	(5)
Nondeductible losses (gains) on benefit plan investments	(1)	4	—	(2)
Other, including audit settlements	2	7	3	17

Income tax expense	$173	$217	$31	$159

Effective rate	35.1%	—	32.6%	37.7%

Deferred income taxes provided for temporary differences based on tax laws in effect at the December 31, 2009 and 2008 balance sheet dates are as follows:

	Successor
	December 31, 2009			December 31, 2008 (a)
	Total	Current	Noncurrent	Total	Current	Noncurrent
Deferred Income Tax Assets:
Alternative minimum tax credit carryforwards	$10	$10	$—	$54	$54	$—

Total	10	10	—	54	54	—

Deferred Income Tax Liabilities:
Basis difference in Oncor partnership	1,369	—	1,369	1,333	—	1,333

Total	1,369	—	1,369	1,333	—	1,333

Net Deferred Income Tax (Asset) Liability	$1,359	$(10)	$1,369	$1,279	$(54)	$1,333

(a)	See Note 13.

At December 31, 2009, Oncor Holdings had $10 million of alternative minimum tax (AMT) credit carryforwards available to offset future tax sharing payments. The AMT credit carryforwards have no expiration date.

The component of deferred income tax liabilities referred to as “basis difference in Oncor partnership” arose as a result of the Oncor equity interests sale (see Note 14) at which time Oncor became a partnership for US federal income tax purposes. The amount of this basis difference at the date of the transaction represented Oncor Holdings’ interest (approximately 80%) in the net deferred tax liabilities related to Oncor’s individual operating assets and liabilities. The remaining net deferred tax liabilities associated with Oncor ($321 million at December 31, 2009) that are attributable to the noncontrolling interests have been reclassified as other noncurrent liabilities (see Note 20).

See Note 6 for discussion regarding accounting for uncertain tax positions.

8.	REGULATORY ASSETS AND LIABILITIES

Recognition of regulatory assets and liabilities and the amortization periods over which they are expected to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of the regulatory assets and liabilities are provided in the table below. Amounts not earning a return through rate regulation are noted. On August 31, 2009, the PUCT issued a final order on Oncor’s rate review filed in June 2008. The rate review included a determination of the recoverability of regulatory assets as of December 31, 2007, including the recoverability period of those assets deemed allowable by the PUCT. The PUCT’s findings included denial of recovery of certain regulatory assets primarily related to business restructuring costs and rate case expenses, which resulted in a $25 million charge ($16 million after-tax) in the third quarter 2009 reported as write off of regulatory assets.

	Remaining Rate Recovery/Amortization Period as of December 31, 2009	Carrying Amount
		December 31, 2009	December 31, 2008
Regulatory assets:
Generation-related regulatory assets securitized by transition bonds (a)	7 years	$759	$865
Employee retirement costs	5 years	80	—
Employee retirement costs to be reviewed (b)(c)	To be determined	41	100
Employee retirement liability (a)(c)(d)	To be determined	768	559
Self-insurance reserve (primarily storm recovery costs)—net	7 years	137	—
Self-insurance reserve to be reviewed (b)(c)	To be determined	106	214
Nuclear decommissioning cost under-recovery (a)(c)(e)	Not applicable	85	127
Securities reacquisition costs (pre-industry restructure)	8 years	62	68
Securities reacquisition costs (post-industry restructure)	Terms of related debt	27	29
Recoverable amounts for/in lieu of deferred income taxes—net	Life of related asset or liability	68	77
Rate case expenses (f)	Largely 3 years	9	10
Rate case expenses to be reviewed (b)(c)	To be determined	1	—
Advanced meter customer education costs	10 years	4	2
Deferred conventional meter depreciation	10 years	14	—
Energy efficiency performance bonus	1 year	9	—
Business restructuring costs (g)	Not applicable	—	20

Total regulatory assets		2,170	2,071

Regulatory liabilities:
Committed spending for demand-side management initiatives (a)	3 years	78	96
Deferred advanced metering system revenues	10 years	57	—
Investment tax credit and protected excess deferred taxes	Various	44	49
Over-collection of securitization (transition) bond revenues (a)	7 years	27	28
Other regulatory liabilities (a)	Various	5	6

Total regulatory liabilities		211	179

Net regulatory asset		$1,959	$1,892

(a)	Not earning a return in the regulatory rate-setting process.
(b)	Costs incurred since the period covered under the last rate review.
(c)	Recovery is specifically authorized by statute, subject to reasonableness review by the PUCT.
(d)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.
(e)	Offset by an intercompany payable to TCEH. See Note 19.

(f)	Rate case expenses totaling $4 million were disallowed by the PUCT and written off in the third quarter of 2009.
(g)	All previously recorded business restructuring costs were disallowed by the PUCT and written off in the third quarter of 2009.

In September 2008, the PUCT approved a settlement for Oncor to recover its estimated future investment for advanced metering deployment. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. The surcharge is expected to total $1.023 billion over the 11-year recovery period and includes a cost recovery factor of $2.19 per month per residential retail customer and $2.39 to $5.15 per month for non-residential retail customers. Oncor Holdings accounts for the difference between the surcharge billings for advanced metering facilities and the allowed revenues under the surcharge provisions, which are based on expenditures and an allowed return, as a regulatory asset or liability. Such differences arise principally as a result of timing of expenditures. As indicated in the table above, the regulatory liability at December 31, 2009 totaled $57 million.

See Note 2 for a discussion of effects of purchase accounting on the carrying value of generation-related regulatory assets, Note 4 for discussion of effects on regulatory assets and liabilities of the stipulation approved by the PUCT and Note 19 for additional information regarding nuclear decommissioning cost recovery.

9.	TRADE ACCOUNTS RECEIVABLE AND SALE OF RECEIVABLES PROGRAM

Trade Accounts Receivable

	December 31, 2009	December 31, 2008

Gross trade accounts receivable	$395	$359
Trade accounts receivable from TCEH	(150)	(135)
Allowance for uncollectible accounts	(2)	(7)

Trade accounts receivable from nonaffiliates—net	$243	$217

Gross trade accounts receivable at December 31, 2009 and 2008 included unbilled revenues of $141 million and $140 million, respectively.

In April 2009, the PUCT finalized a new rule relating to the Certification of Retail Electric Providers. Under the new rule, write-offs of uncollectible amounts owed by REPs are deferred as a regulatory asset. Accordingly, Oncor Holdings recognized a $3 million one-time reversal of bad debt expense in 2009 representing bad debt reserves previously recognized for nonaffiliated REP accounts receivable. Due to the commitments made to the PUCT in connection with the Merger, Oncor may not recover bad debt expense, or certain other costs and expenses, from rate payers in the event of a default or bankruptcy by an affiliate REP.

Sale of Receivables

Prior to the Merger, Oncor participated in an accounts receivable securitization program established by EFH Corp. for certain of its subsidiaries, the activity under which was accounted for as a sale of accounts receivable in accordance with transfers and servicing accounting standards. Under the program, Oncor sold trade accounts receivable to TXU Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sold undivided interests in those purchased accounts receivable for cash to special purpose entities established by financial institutions (the funding entities). In connection with the Merger, the accounts receivable securitization program was amended. Concurrently, the financial institutions required that Oncor repurchase all of the receivables it had previously sold to TXU Receivables Company, which totaled $254 million. Oncor funded such repurchases through borrowings under its credit facility of $113 million, and the related subordinated note receivable from TXU Receivables Company in the amount of $141 million was canceled. Oncor is no longer a participant in the accounts receivable securitization program.

Under the program, new trade receivables generated by Oncor were continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Changes in the amount of funding under the program, through changes in the amount of undivided interests sold by TXU Receivables Company, reflected seasonal variations in the level of accounts receivable, changes in collection trends as well as other factors such as changes in delivery fees and volumes. TXU Receivables Company issued subordinated notes payable to Oncor for the difference between the face amount of the uncollected accounts receivable purchased, less a discount, and cash paid to Oncor that was funded by the sale of the undivided interests.

The discount from face amount on the purchase of receivables principally funded program fees paid by TXU Receivables Company to the funding entities. The discount also funded a servicing fee paid by TXU Receivables Company to EFH Corporate Services Company, a direct subsidiary of EFH Corp., but the amounts were immaterial. The program fees, referred to as losses on sale of the receivables under transfers and servicing accounting standards, consisted primarily of interest costs on the underlying financing and totaled $6 million and averaged 6.4% (on an annualized basis) as a percentage of the average funding under the program for the Predecessor period from January 1, 2007 through October 10, 2007. These fees represented essentially all of the net incremental costs of the program to Oncor and were reported in operation and maintenance expenses.

Funding under the program decreased $86 million to zero in 2007 with Oncor’s exit from the program. Funding increases or decreases under the program were reflected as operating cash flow activity in the statement of cash flows. The carrying amount of the retained interests in the accounts receivable balance approximated fair value due to the short-term nature of the collection period.

Activities of TXU Receivables Company related to Oncor in 2007 were as follows:

	Successor (a)	Predecessor
	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007

Cash collections on accounts receivable	$—	$1,082
Face amount of new receivables purchased	—	(1,156)
Discount from face amount of purchased receivables	—	5
Program fees paid to funding entities	—	(6)
Increase in subordinated notes payable	—	48
Repurchase of receivables previously sold	113	—

Operating cash flows used by (provided to) Oncor under the program	$113	$(27)

(a)	Represents final activities related to Oncor’s exit from the sale of receivables program.

10.	BORROWINGS UNDER CREDIT FACILITIES

At December 31, 2009, Oncor had a $2.0 billion secured revolving credit facility, expiring October 10, 2013, to be used for its working capital and general corporate purposes, including issuances of commercial paper and letters of credit. Oncor may request increases in the commitments under the facility in any amount up to $500 million, subject to the satisfaction of certain conditions. Amounts borrowed under the facility, once repaid, can be borrowed again by Oncor from time to time. Borrowings are classified as short-term on the balance sheet.

In May 2008, Oncor secured this credit facility with a first priority lien on certain of its transmission and distribution assets. Oncor also secured all of its existing long-term debt securities (excluding the transition bonds) with the same lien in accordance with the terms of those securities. The lien contains customary provisions allowing Oncor to use the assets in its business, as well as to replace and/or release collateral as long as the market value of the aggregate collateral is at least 115% of the aggregate secured debt. The lien may be terminated at Oncor’s option upon the termination of Oncor’s current credit facility.

At December 31, 2009, Oncor had outstanding borrowings under the credit facility totaling $616 million with an interest rate of 0.58% at the end of the period. At December 31, 2008, Oncor had outstanding borrowings under the credit facility totaling $337 million with an interest rate of 1.98% at the end of the period. Availability under the credit facility as of December 31, 2009 was $1.262 billion. This availability excludes $122 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. Availability under the credit facility as of December 31, 2008 was $1.508 billion, which excluded $155 million of commitments from Lehman.

Under the terms of Oncor’s revolving credit facility, the commitments of the lenders to make loans to Oncor are several and not joint. Accordingly, if any lender fails to make loans to Oncor, Oncor’s available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

Borrowings under this credit facility bear interest at per annum rates equal to, at Oncor’s option, (i) adjusted LIBOR plus a spread of 0.275% to 0.800% (depending on the ratings assigned to Oncor’s senior secured debt) or (ii) a base rate (the higher of (1) the prime rate of JPMorgan Chase Bank, N.A. and (2) the federal funds effective rate plus 0.50%). Under option (i) and based on Oncor’s ratings as of December 31, 2009, its LIBOR-based borrowings, which apply to all outstanding borrowings at December 31, 2009, bear interest at LIBOR plus 0.350%.

A facility fee is payable at a rate per annum equal to 0.100% to 0.200% (depending on the rating assigned to Oncor’s senior secured debt) of the commitments under the facility. Based on Oncor’s ratings as of December 31, 2009, its facility fee is 0.125%. A utilization fee is payable on the average daily amount of borrowings in excess of 50% of the commitments under the facility at a rate per annum equal to 0.125% per annum.

The credit facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, Oncor and its subsidiary from, among other things:

•	incurring additional liens;

•	entering into mergers and consolidations;

•	selling certain assets, and

•	making acquisitions and investments in subsidiaries.

In addition, the credit facility requires that Oncor maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants.

The credit facility contains certain customary events of default for facilities of this type, the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments under the facility.

11.	LONG-TERM DEBT

At December 31, 2009 and 2008, long-term debt consisted of the following:

	December 31, 2009	December 31, 2008

Oncor (a):
6.375% Fixed Senior Notes due May 1, 2012	$700	$700
5.950% Fixed Senior Notes due September 1, 2013	650	650
6.375% Fixed Senior Notes due January 15, 2015	500	500
6.800% Fixed Senior Notes due September 1, 2018	550	550
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
Unamortized discount	(15)	(16)

Total Oncor	4,335	4,334

Oncor Electric Delivery Transition Bond Company LLC (b):
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	13	54
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	130	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
3.520% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2009	—	39
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	197	221
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290

Total Oncor Electric Delivery Transition Bond Company LLC	775	879

Unamortized fair value discount related to transition bonds (c)	(6)	(9)

Total consolidated (d)	5,104	5,204
Less amount due currently	(108)	(103)

Total long-term debt	$4,996	$5,101

(a)	Secured with first priority lien as discussed in Note 10.
(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(c)	The transition bonds, which secured regulatory assets not earning a return, were fair valued as of October 10, 2007 as a result of purchase accounting.
(d)	According to its organizational documents, Oncor Holdings is prohibited from directly incurring indebtedness for borrowed money.

Debt Repayments in 2009

Repayments of long-term debt in 2009 totaled $104 million and represent transition bond principal payments at scheduled maturity dates.

Debt-Related Activity in 2008

In September 2008, Oncor issued and sold senior secured notes with an aggregate principal amount of $1.5 billion consisting of $650 million aggregate principal amount of 5.95% senior secured notes maturing in September 2013, $550 million aggregate principal amount of 6.80% senior secured notes maturing in September 2018 and $300 million aggregate principal amount of 7.50% senior secured notes maturing in September 2038. Oncor used the net proceeds of approximately $1.487 billion from the sale of the notes to repay most of its borrowings under its credit facility as well as for general corporate purposes. The notes are secured by the first priority lien described in Note 10. The notes are secured equally and ratably with all of Oncor’s other secured indebtedness. If the lien is terminated, the notes will cease to be secured obligations of Oncor and will become senior unsecured general obligations of Oncor.

Interest on these notes is payable in cash semiannually in arrears on March 1 and September 1 of each year. Oncor may redeem the notes, in whole or in part, at any time, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. The notes also contain customary events of default, including failure to pay principal or interest on the notes when due.

Repayments of long-term debt in 2008 totaled $99 million and represent transition bond principal payments at scheduled maturity dates.

Interest Rate Hedges

In September 2008, Oncor entered into interest rate swap transactions hedging the variability of treasury bond rates used to determine the interest rates on an anticipated issuance of an aggregate of $1.0 billion of senior secured notes maturing from 2013 to 2018. The hedges were terminated the same day, and $2 million in after-tax losses were recorded as other comprehensive income. After-tax net losses of less than one million will be reclassified into net income during the next twelve months as the related hedged transactions affect net income.

Maturities

Long-term debt and transition bonds maturities are as follows:

Year
2010	$108
2011	113
2012	819
2013	775
2014	131
Thereafter	3,179
Unamortized fair value discount	(6)
Unamortized discount	(15)

Total	$5,104

Fair Value of Long-Term Debt

The estimated fair value of long-term debt (including current maturities) totaled $5.644 billion and $4.990 billion at December 31, 2009 and 2008, respectively, and the carrying amount totaled $5.104 billion and $5.204 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

12.	COMMITMENTS AND CONTINGENCIES

Leases

At December 31, 2009, future minimum lease payments under operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year
2010	$12
2011	12
2012	10
2013	4
2014	4
Thereafter	7

Total future minimum lease payments	$49

Rent charged to operation and maintenance expense totaled $11 million and $10 million for the years ended December 31, 2009 and 2008, respectively, $3 million for the period October 11, 2007 through December 31, 2007 and $7 million for the Predecessor period January 1, 2007 through October 10, 2007.

Capital Expenditures

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As one of the provisions of this stipulation, Oncor committed to minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions. See Note 4.

Efficiency Spending

Oncor is required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy its ongoing regulatory requirements. The 2010 requirement is $44 million. Oncor also committed to invest $100 million in these programs in excess of regulatory requirements over the five years ending in 2012. See Note 4.

Guarantees

Oncor has entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions.

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At December 31, 2009, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled approximately $6 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately two years.

Legal Proceedings

Oncor Holdings is involved in various legal and administrative proceedings in the normal course of business the ultimate resolution of which, in the opinion of management, should not have a material effect upon its financial position, results of operations or cash flows.

Labor Contracts

Certain Oncor employees are represented by a labor union and covered by a collective bargaining agreement that will expire in October 2010. In June 2009, a group of approximately 50 employees voted to decertify the labor union as their representative. In December 2009, a group of approximately 350 employees elected to be represented by a labor union. The negotiation of a new labor agreement and the representation of this group of additional employees is not expected to have a material effect on Oncor Holdings’ financial position, results of operations or cash flows.

Environmental Contingencies

Oncor must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Oncor is in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which Oncor Holdings may be asserted to be a potential responsible party.

13.	MEMBERSHIP INTERESTS

Successor

Cash Distributions—On February 11, 2010, the board of directors declared a cash distribution of between $34 million and $41 million to be paid to Intermediate Holding on February 19, 2010.

During 2009, Oncor Holdings’ board of directors declared, and Oncor Holdings paid, the following cash distributions to Intermediate Holding:

Declaration Date	Payment Date	Amount Paid
November 12, 2009	November 13, 2009	$99
August 18, 2009	August 19, 2009	$59
May 19, 2009	May 20, 2009	$40
February 18, 2009	March 3, 2009	$18

During 2008, Oncor Holdings’ board of directors declared, and Oncor Holdings paid, the following cash distributions to Intermediate Holding:

Declaration Date	Payment Date	Amount Paid
November 13, 2008	November 14, 2008	$117
August 20, 2008	August 21, 2008	$78
May 14, 2008	May 15, 2008	$78
February 20, 2008	March 31, 2008	$57

The net proceeds of $1.253 billion from Oncor’s sale of equity interests in November 2008 were distributed to Intermediate Holding and ultimately to EFH Corp.

While there are no direct restrictions on Oncor Holdings’ ability to distribute its net income that are currently material, substantially all of Oncor Holdings’ net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net cumulative income determined in accordance with GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand-side management or other energy efficiency initiatives (see Note 4) of which $22 million ($14 million after tax) has been spent through December 31, 2009, neither of which impacted net income due to purchase accounting, and removing the effect of the $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. The goodwill impairment charge and refund are described in Notes 3 and 4, respectively. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. For 2009, $35 million of net income was restricted from being used to make distributions on membership interests. The net proceeds of $1.253 billion received from the 2008 sale of equity interests to Texas Transmission and certain members of Oncor’s management and board of directors were excluded from these distribution limitations.

Effect of Sale of Noncontrolling Interests—The total amount of proceeds from the sale of noncontrolling interests in Oncor discussed in Note 14 was less than the carrying value of the interests sold by $265 million, which reflects the fact that Oncor’s carrying value after purchase accounting is based on the Merger value, while the noncontrolling interests sale value did not include a control premium. The difference was accounted for as a reduction of membership interests.

During the preparation of Oncor Holdings’ December 31, 2009 financial statements, Oncor Holdings determined that deferred income taxes related to its interest in Oncor should have been recorded upon the sale of noncontrolling interests in November 2008. Accordingly, the December 31, 2008 balance of noncurrent accumulated deferred income tax liabilities has been increased by $141 million (from the $1.192 billion previously reported) and total membership interests at that date has been decreased by the same amount (from the $6.801 billion previously reported). The recognition of the deferred tax liability is the result of applying rules for income tax accounting related to outside basis differences. This error did not affect net income or cash flows previously reported.

Equity Contributions—As a result of the Merger, all outstanding unvested stock-based incentive compensation awards previously granted by EFH Corp. to Oncor employees vested and such employees became entitled to receive the $69.25 per share Merger consideration. The settlement of these awards totaled $24 million and was accounted for as an equity contribution from EFH Corp., as was the settlement of $4 million of cash incentive compensation awards. See Note 18 for further discussion of stock-based compensation, including a SARs Plan implemented in November 2008.

In connection with the Merger, Texas Holdings paid a $12 million fee related to Oncor’s $2 billion revolving credit facility. Such payment was accounted for as an investment by Texas Holdings.

In March 2008, Oncor Holdings distributed its investment in an entity with telecommunications-related activities that are not part of Oncor’s current operations totaling $24 million to Intermediate Holding.

Predecessor

No shares of Oncor’s common stock were held by or for its own account, nor were any shares of such capital stock reserved for its officers and employees or for options, warrants, conversions and other rights in connection therewith.

Under accounting standards for share-based payments, expense related to EFH Corp.’s stock-based incentive compensation awards granted to Oncor’s employees was accounted for as a noncash capital contribution from EFH Corp. Accordingly, Oncor recorded a credit to its common stock account of $3 million in the period January 1, 2007 through October 10, 2007.

Oncor recorded a credit to common stock of $15 million in the period January 1, 2007 through October 10, 2007 arising from the excess tax benefit generated by the distribution date value of the stock-based incentive awards exceeding the reported compensation expense. The $15 million credit (benefit) in 2007 was realized in the Successor period in conjunction with a tax payment to EFH Corp.

14.	NONCONTROLLING INTERESTS

In November 2008, equity interests in Oncor were sold to Texas Transmission for $1.254 billion in cash. Equity interests were also indirectly sold to certain members of Oncor’s board of directors and its management team. Accordingly, after giving effect to all equity issuances, as of December 31, 2009, Oncor’s ownership was as follows: 80.03% held by Oncor Holdings, 0.22% held indirectly by Oncor’s management and board of directors and 19.75% held by Texas Transmission.

The proceeds (net of closing costs) of $1.253 billion received by Oncor from Texas Transmission and the members of Oncor management upon completion of these transactions were distributed to Oncor Holdings who distributed the proceeds to Intermediate Holding and ultimately to EFH Corp.

See Note 13 for discussion of amounts recorded as a reduction of membership interests as a result of the sale of Oncor interests.

The noncontrolling interests balance reported in the December 31, 2009 and 2008 consolidated balance sheets was $1.363 million and 1.355 billion, respectively. The noncontrolling interests balance reported in the December 31, 2009 consolidated balance sheet represented the proportional share of Oncor’s net assets at the date of the transaction less $96 million representing the noncontrolling interests’ share of Oncor’s net losses for the periods subsequent to the transaction (including the goodwill impairment charge), net of $58 million in cash distributions.

15.	INVESTMENTS

The investments balance consists of the following:

	December 31, 2009	December 31, 2008
Assets related to employee benefit plans, including employee savings programs, net of distributions	$67	$65
Investment in unconsolidated affiliates	3	5
Land	2	2

Total investments	$72	$72

Assets Related to Employee Benefit Plans

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. As of December 31, 2009, Oncor pays the premiums and is the beneficiary of these life insurance policies. EFH Corp. was the previous beneficiary. As of December 31, 2009 and 2008, the face amount of these policies totaled $138 million and $151 million, and the net cash surrender values totaled $52 million and $53 million, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Restricted Cash

	At December 31, 2009		At December 31, 2008
	Current Assets	Noncurrent Assets	Current Assets	Noncurrent Assets
Customer collections related to securitization (transition) bonds used only to service debt and pay expenses	$47	$—	$51	$—
Reserve for fees associated with transition bonds	—	10	—	10
Reserve for shortfalls of transition bond charges	—	4	—	6

Total restricted cash	$47	$14	$51	$16

16.	TERMINATION OF OUTSOURCING ARRANGEMENTS

In connection with the closing of the Merger, EFH Corp., Oncor and TCEH commenced a review, under the change of control provision, of certain outsourcing arrangements with Capgemini, Capgemini America, Inc. and Capgemini North America, Inc. (collectively, CgE). In 2008, Oncor executed a Separation Agreement with CgE. Simultaneous with the execution of that Separation Agreement, EFH Corp. and TCEH entered into a substantially similar Separation Agreement with CgE. The Separation Agreements principally provide for (i) notice of termination of each of the Master Framework Agreements, dated as of May 17, 2004, each as amended, between Capgemini and each of Oncor and TCEH and the related service agreements under each of the Master Framework Agreements and (ii) termination of the joint venture arrangements between EFH Corp. (and its applicable subsidiaries) and CgE. Under the Master Framework Agreements and related services agreements, Capgemini provided to Oncor and EFH Corp. and its other subsidiaries outsourced support services, including information technology, customer care and billing, human resources, procurement and certain finance and accounting activities.

As a result, during the fourth quarter of 2008:

•

EFH Corp. received approximately $70 million in cash in exchange for the termination of a purchase option agreement pursuant to which subsidiaries of EFH Corp. had the right to “put” to Capgemini (and Capgemini had the right to “call” from a subsidiary of EFH Corp.) EFH Corp.’s 2.9% limited partnership interest in Capgemini and licensed assets, principally software, upon the expiration of the Master Framework Agreements in 2014 or, in some circumstances, earlier. Oncor received $20 million of such proceeds, reflecting its share of the put option value.

•

The parties entered into a mutual release of all claims under the Master Framework Agreement and related services agreements, subject to certain defined exceptions, and Oncor received $4 million in cash in settlement of such claims.

The carrying value of Oncor’s share of the put option value was $48 million prior to the application of purchase accounting (recorded as a noncurrent asset). The effects of the termination of the outsourcing arrangements, including an accrued liability of $16 million for incremental costs to exit and transition the services, were included in the final purchase price allocation. See Note 2 for additional disclosure, including a reversal to income of a portion of the liability recorded in purchase accounting.

17.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) PLANS

Pension Plan

Oncor is a participating employer in the EFH Retirement Plan (Retirement Plan), a defined benefit pension plan sponsored by EFH Corp. The Retirement Plan is a qualified pension plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (Code), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All benefits are funded by the participating employers. The Retirement Plan provides benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is EFH Corp.’s policy to fund the plans on a current basis to the extent deductible under existing federal tax regulations.

Oncor also participated in an EFH Corp. supplemental retirement plan for certain employees, whose retirement benefits cannot be fully earned under the qualified Retirement Plan, the information for which is included below. Oncor ceased participation in the EFH Corp. plan and implemented its own supplemental retirement plan effective January 1, 2010.

OPEB Plan

Oncor participates with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees. For employees retiring on or after January 1, 2002, the retiree contributions required for such coverage vary based on a formula depending on the retiree’s age and years of service.

Pension and OPEB Costs Recognized as Expense

The following details net pension and OPEB costs recognized as expense:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007

Pension costs	$35	$15	$3	$21
OPEB costs	55	44	9	50

Total benefit costs	90	59	12	71
Less amounts deferred principally as a regulatory asset or property	(66)	(42)	(8)	(43)

Net amounts recognized as expense	$24	$17	$4	$28

Consistent with accounting standards related to employers’ accounting for pensions, EFH Corp. uses the calculated value method to determine the market-related value of the assets held in its trust. EFH Corp. includes the realized and unrealized gains or losses in the market-related value of assets over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

The pension and OPEB amounts provided represent allocations to Oncor of amounts related to EFH Corp.’s plans.

Regulatory Recovery of Pension and OPEB Costs

PURA provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility, which in addition to Oncor’s active and retired employees consists largely of active and retired personnel engaged in TCEH’s activities, related to service of those additional personnel prior to the deregulation and disaggregation of EFH Corp.’s businesses effective January 1, 2002. Accordingly, Oncor and TCEH entered into an agreement whereby Oncor assumed responsibility for applicable pension and OPEB costs related to those personnel.

Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Amounts deferred are ultimately subject to regulatory approval. As of December 31, 2009, Oncor had recorded regulatory assets totaling $889 million related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

Assumed Discount Rate

The discount rates reflected in net pension and OPEB costs are 6.90% (6.85% for OPEB) and 6.55% for the years ended December 31, 2009 and 2008, respectively, 6.45% for the period October 11, 2007 through December 31, 2007 and 5.90% for the period January 1, 2007 through October 10, 2007. The expected rate of return on plan assets reflected in the 2009 cost amounts is 8.25% for the pension plan and 7.64% for OPEBs.

Pension and OPEB Plan Cash Contributions

Contributions to the benefit plans were as follows:

	December 31,
	2009	2008	2007
Pension plan contributions	$66	$46	$3
OPEB plan contributions	18	31	33

Total contributions	$84	$77	$36

Estimated funding in 2010 of the pension and OPEB plans is $43 million and $18 million, respectively.

Thrift Plan

Employees of Oncor may participate in a qualified savings plan, the EFH Corp. Thrift Plan (Thrift Plan). This plan is a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the terms of the Thrift Plan, employees who do not earn more than the IRS threshold compensation limit used to determine highly compensated employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, the lesser of 75% of their regular salary or wages or the maximum amount permitted under law. Employees who earn more than such threshold may contribute from 1% to 16% of their regular salary or wages. Employer matching contributions are also made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the

Cash Balance Formula of the Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Retirement Plan. Effective January 1, 2006 through October 10, 2007, employees could reallocate or transfer all or part of their accumulated or future employer matching contributions to any of the plan’s other investment options. As of October 10, 2007, employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Oncor’s contributions to the Thrift Plan totaled $11 million, $9 million, $2 million and $13 million in the years ended December 31, 2009 and 2008, the period October 11, 2007 through December 31, 2007 and the period January 1, 2007 through October 10, 2007, respectively.

18.	STOCK-BASED COMPENSATION

Successor

In 2008, Oncor established the Oncor Electric Delivery Company LLC Stock Appreciation Rights Plan (the SARs Plan) under which certain employees of Oncor may be granted stock appreciation rights (SARs) payable in cash, or in some circumstances, Oncor units. Two types of SARs may be granted under the SARs Plan. Time-based SARs (Time SARs) vest solely based upon continued employment ratably on an annual basis on each of the first five anniversaries of the grant date. Performance-based SARs (Performance SARs) vest based upon both continued employment and the achievement of a predetermined level of Oncor EBITDA over time, generally ratably over five years based upon annual Oncor EBITDA levels, with provisions for vesting if the annual levels are not achieved but cumulative two- or three-year total Oncor EBITDA levels are achieved. Time and Performance SARs may also vest in part or in full upon the occurrence of certain specified liquidity events and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of the Time and Performance SARs is conditioned upon the occurrence of a liquidity event, compensation expense will not be recorded until it is probable that a liquidity event will occur. Generally, awards under the SARs Plan terminate on the tenth anniversary of the grant, unless the participant’s employment is terminated earlier under certain circumstances.

In February 2009, Oncor also established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of Oncor’s board of directors and other persons having a relationship with Oncor may be granted SARs payable in cash, or in some circumstances, Oncor units. SARs granted under the Director SARs Plan vest in eight equal quarterly installments over a two-year period and are exercisable only upon the occurrence of certain specified liquidity events. Since the exercisability of these SARs is conditioned upon the occurrence of a liquidity event, expense will not be recorded until it is probable a liquidity event will occur.

SARs under the SARs Plan and the Director SARs Plan are generally payable in cash based on the fair market value of the SAR on the date of exercise. No SARs were granted under the SARs Plan during the year ended December 31, 2009. Oncor granted 6.9 million Time SARs under the SARs Plan during the year ended December 31, 2008, and Time SARS vested at December 31, 2009 totaled 2.8 million. Oncor granted 6.9 million Performance SARs under the SARs Plan during the year ended December 31, 2008, and Performance SARs vested at December 31, 2009 totaled 1.4 million. Oncor granted 55 thousand SARs under the Director SARs Plan during the year ended December 31, 2009, and SARs vested under the Director SARs Plan at December 31, 2009 totaled 27.5 thousand. There were no SARs under either plan eligible for exercise at December 31, 2009.

Predecessor

Prior to the Merger, Oncor bore the costs of the EFH Corp. shareholder-approved long-term incentive plans for applicable management personnel engaged in Oncor’s business activities. EFH Corp. provided discretionary awards of performance units to qualified management employees that were payable in its common stock. The awards generally vested over a three-year period, and the number of shares ultimately earned was based on the performance of EFH Corp.’s stock over the vesting period as compared to peer companies and established thresholds. EFH Corp. established restrictions that limited certain employees’ opportunities to liquidate vested awards.

EFH Corp. determined the fair value of its stock-based compensation awards utilizing a valuation model that took into account three principal factors: expected volatility of the stock price of EFH Corp. and peer group companies, dividend rate of EFH Corp. and peer group companies and the restrictions limiting liquidation of vested stock awards. Based on the fair values determined under this model, Oncor’s reported expense related to the awards totaled $3 million ($2 million after-tax) for the period January 1, 2007 through October 10, 2007. There were no awards granted in 2007.

With respect to awards to Oncor’s employees, the fair value of awards that vested in the period January 1, 2007 through October 10, 2007 totaled $84 million based on the vesting date share prices.

19.	RELATED-PARTY TRANSACTIONS

The following represent significant related-party transactions of Oncor Holdings:

•

Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $1.0 billion for each of the years ended December 31, 2009 and 2008, $209 million for the period October 11, 2007 through December 31, 2007 and $823 million for the period January 1, 2007 through October 10, 2007.

•

Oncor records interest income from TCEH with respect to Oncor’s generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary. The interest income serves to offset Oncor’s interest expense on the transition bonds. This interest income totaled $42 million and $46 million for the years ended December 31, 2009 and 2008, respectively, $11 million for the period October 11, 2007 through December 31, 2007 and $38 million for the period January 1, 2007 through October 10, 2007.

•

Incremental amounts payable by Oncor related to income taxes as a result of delivery fee surcharges to its customers related to transition bonds are reimbursed by TCEH. Oncor Holdings’ financial statements reflect a note receivable from TCEH to Oncor of $254 million ($37 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2009 and $289 million ($35 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2008 related to these income taxes.

•

As a result of actions taken at the time of the Merger to further ring-fence Oncor, short-term advances from EFH Corp. to Oncor ceased and outstanding amounts were repaid. The average daily balances of short-term advances from parent totaled $42 million for the period January 1, 2007 through October 10, 2007, and the weighted average interest rate for the period was 5.8%. Interest expense incurred on the advances totaled approximately $2 million for the period January 1, 2007 through October 10, 2007.

•

An EFH Corp. subsidiary charges Oncor for financial and certain other administrative services at cost. These costs, which are reported in operation and maintenance expenses, totaled $22 million and $24 million for the years ended December 31, 2009 and 2008, respectively, $6 million for the period October 11, 2007 through December 31, 2007 and $20 million for the period January 1, 2007 through October 10, 2007.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH’s balance sheet) is funded by a delivery fee surcharge collected from REPs by Oncor and remitted to TCEH. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH’s balance sheet). Income and expenses associated with the trust fund and the decommissioning liability recorded by TCEH are offset by a net change in the Oncor and TCEH intercompany receivable/payable, which in turn results in a change in Oncor’s reported net regulatory asset/liability. The regulatory asset of $85 million and $127 million at December 31, 2009 and 2008, respectively, represents the excess of the net decommissioning liability over the trust fund balance.

•	Oncor has a 19.5% limited partnership interest, with a carrying value of $3 million and $5 million at December 31, 2009 and 2008, respectively, in an EFH Corp. subsidiary holding principally software-related assets. Equity losses related to this interest are reported in other deductions and totaled $2 million and $4 million for the years ended December 31, 2009 and 2008, respectively, $1 million for the period October 11, 2007 through December 31, 2007 and $2 million for the period January 1, 2007 through October 10, 2007. These losses primarily represent amortization of software assets held by the subsidiary.

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Oncor Holdings under a tax sharing agreement substantially as if Oncor Holdings was filing its own income tax returns. Oncor Holdings’ results are included in the consolidated Texas state margin tax return filed by EFH Corp. Oncor Holdings’ amount payable to EFH Corp. related to income taxes totaled $5 million at December 31, 2009, and amount receivable from EFH Corp. related to income taxes, primarily due to timing of payments, totaled $22 million at December 31, 2008. Income tax payments in the year ended December 31, 2009 totaled $19 million to EFH Corp., and Oncor made federal income tax payments totaling $9 million to noncontrolling interests.

•

Oncor held cash collateral of $15 million on both December 31, 2009 and 2008 from TCEH related to interconnection agreements for three generation units being developed by TCEH. The collateral is reported in the balance sheet in other current liabilities.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of December 31, 2009 and 2008, TCEH had posted letters of credit in the amount of $15 million and $13 million, respectively, for Oncor’s benefit.

•

At the closing of the Merger, Oncor entered into its current $2 billion revolving credit facility with a syndicate of financial institutions and other lenders. The syndicate includes affiliates of GS Capital Partners. Affiliates of GS Capital Partners (a member of the Sponsor Group) have from time-to-time engaged in commercial banking transactions with Oncor Holdings or its subsidiaries in the normal course of business.

•

Affiliates of the Sponsor Group have, and may, sell, acquire or participate in the offerings of debt or debt securities issued by Oncor Holdings or its subsidiaries in open market transactions or through loan syndications.

See Notes 7, 9, 13 and 17 for information regarding the tax sharing agreement, the accounts receivable securitization program, distributions to Intermediate Holding and the allocation of EFH Corp.’s pension and OPEB costs to Oncor, respectively.

20.	SUPPLEMENTARY FINANCIAL INFORMATION

Other Income and Deductions

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Other income:
Accretion of adjustment (discount) to regulatory assets due to purchase accounting (Note 2)	$39	$44	$10	$—
Reversal of exit liabilities recorded in connection with the termination of outsourcing arrangements (see Note 2)	10	—	—	—
Net gain on sale of other properties and investments	—	1	1	3

Total other income	$49	$45	$11	$3

Other deductions:
Costs related to 2006 cities rate settlement (Note 5)	$2	$13	$6	$20
Professional fees	5	5	1	5
Equity losses in unconsolidated affiliate (Note 19)	2	4	1	2
Expenses related to canceled InfrastruX Energy services joint venture (a)	—	—	—	3
Other	5	3	—	—

Total other deductions	$14	$25	$8	$30

(a)	Consists of previously deferred costs arising from operational activities to transition to the joint venture arrangement, which was canceled in connection with the Merger.

Major Customers

Distribution revenues from TCEH represented 38% and 39% of total operating revenues for the years ended December 31, 2009 and 2008, respectively, 39% for the period October 11, 2007 through December 31, 2007 and 42% for the period January 1, 2007 through October 10, 2007. Revenues from subsidiaries of one nonaffiliated REP collectively represented 14% and 16% of total operating revenues for the years ended December 31, 2009 and 2008, respectively, 15% for the period October 11, 2007 through December 31, 2007 and 16% for the period January 1, 2007 through October 10, 2007. No other customer represented 10% or more of total operating revenues.

Interest Expense and Related Charges

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Interest	$338	$314	$70	$242
Amortization of fair value debt discounts resulting from purchase accounting	3	3	—	—
Amortization of debt issuance costs and discounts	7	5	1	7
Allowance for funds used during construction—capitalized interest portion	(2)	(6)	(1)	(7)

Total interest expense and related charges	$346	$316	$70	$242

Property, Plant and Equipment

	December 31, 2009	December 31, 2008
Assets in service:
Distribution	$8,778	$8,429
Transmission	3,917	3,626
Other assets	579	477

Total	13,274	12,532
Less accumulated depreciation	4,444	4,158

Net of accumulated depreciation	8,830	8,374
Construction work in progress	321	213
Held for future use	23	19

Property, plant and equipment—net	$9,174	$8,606

Depreciation expense as a percent of average depreciable property approximated 3.1% for 2009 and 2.8% for 2008 and 2007.

Intangible Assets

Intangible assets other than goodwill reported in the balance sheet are comprised of the following:

	As of December 31, 2009			As of December 31, 2008
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

Intangible assets subject to amortization included in property, plant and equipment:
Land easements	$188	$72	$116	$184	$69	$115
Capitalized software	240	104	136	145	80	65

Total	$428	$176	$252	$329	$149	$180

Aggregate amortization expense for intangible assets totaled $27 million and $19 million for the years ended December 31, 2009 and 2008, respectively, $3 million for the period October 11, 2007 through December 31, 2007 and $11 million for the period January 1, 2007 through October 10, 2007. At December 31, 2009, the weighted average remaining useful lives of capitalized land easements and software were 67 years and 6 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense
2010	$32
2011	23
2012	21
2013	21
2014	21

At December 31, 2009 and 2008, goodwill of $4.1 billion was reported on the balance sheet. None of this goodwill is being deducted for tax purposes. This balance is net of the $860 million goodwill impairment charge recorded in the fourth quarter of 2008. No other impairments have been recorded since the Merger. See Note 2 for discussion of financial statement effects of the Merger, and Note 3 for discussion of the goodwill impairment.

Other Noncurrent Liabilities and Deferred Credits

The other noncurrent liabilities and deferred credits balance consists of the following:

	Successor
	December 31, 2009	December 31, 2008

Retirement plan and other employee benefits	$1,343	$1,115
Liabilities related to subsidiary tax sharing agreement	321	299
Uncertain tax positions (including accrued interest)	91	144
Nuclear decommissioning cost under-recovery (a)	85	127
Other	39	35

Total other noncurrent liabilities and deferred credits	$1,879	$1,720

(a)	Represents intercompany payable to TCEH offset in Oncor’s net reported regulatory asset/liability. See Note 8.

Liabilities Related to Subsidiary Tax Sharing Agreement—Amount represents the previously recorded net deferred tax liabilities of Oncor related to the noncontrolling interests. Upon the sale of noncontrolling interests in Oncor (see Note 14), Oncor became a partnership for US federal income tax purposes, and the temporary differences which gave rise to the deferred taxes will, over time, become taxable to the noncontrolling interests. Under a tax sharing agreement among Oncor and its equity holders, Oncor reimburses its equity holders for federal income taxes as the partnership earnings become taxable to such holders. Accordingly, as the temporary differences become taxable, the equity holders will be reimbursed by Oncor. In the unlikely event such amounts are not reimbursed under the tax sharing agreement, it is probable they would be refunded to rate payers. The net changes in the liability for the year ended December 31, 2009 totaling $22 million reflected changes in temporary differences.

Supplemental Cash Flow Information

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Cash payments:
Interest paid	$337	$284	$72	$240
Capitalized interest	(2)	(6)	(1)	(7)

Interest (net of amounts capitalized)	335	278	71	233
Income taxes	28	65	26	106
Noncash investing and financing activities:
Noncash construction expenditures (a)	61	49	70	25
Noncash capital contribution related to settlement of certain income taxes payable (b)	50	—	—	—
Noncash distribution of investment to parent	—	24	—	—
Noncash contribution related to incentive compensation plans	—	—	28	—
Noncash capital contribution from Texas Holdings	—	—	12	—

(a)	Represents end-of-period accruals.
(b)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

21.	CONDENSED FINANCIAL INFORMATION OF REGISTRANT

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF INCOME (LOSS)

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007

Income tax benefit	$—	$4	$—	$—
Equity in earnings (losses) of subsidiary	256	(327)	64	263

Net income (loss)	$256	$(323)	$64	$263

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED STATEMENTS OF CASH FLOWS

(millions of dollars)

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007

Cash flows—operating activities:
Net income	$256	$(323)	$64	$263
Adjustments to reconcile net income to cash provided by operating activities:
Equity in (earnings) losses of subsidiaries	(256)	327	(64)	(263)
Deferred income taxes—net	(50)	(4)	—	—
Net changes in operating assets and liabilities	266	331	—	—

Cash provided by operating activities	216	331	—	—

Cash flows—financing activities:
Proceeds from sale of noncontrolling interests, net of transaction costs (Note 14)	—	1,253	—	—
Distribution to parent of equity sale net proceeds	—	(1,253)	—	—
Distributions to parent	(216)	(330)	—	—

Cash used in financing activities	(216)	(330)	—	—

Cash flows—investing activities:
Cash used in investing activities	—	—	—	—

Net change in cash and cash equivalents	—	1	—	—
Cash and cash equivalents—beginning balance	1	—	—	—

Cash and cash equivalents—ending balance	$1	$1	$—	$—

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

CONDENSED BALANCE SHEETS

(millions of dollars)

	Successor
	December 31, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$1	$1
Income taxes receivable from EFH Corp.	3	1
Other current assets	2	2

Total current assets	6	4
Investments	5,804	5,741

Total assets	$5,810	$5,745

LIABILITIES AND MEMBERSHIP INTEREST
Current liabilities:
Other current liabilities	$3	$—

Total current liabilities	3	—
Accumulated deferred income taxes	91	141
Other noncurrent liabilities and deferred credits	321	299

Total liabilities	415	440
Membership interest	5,395	5,305

Total liabilities and membership interest	$5,810	$5,745

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED FINANCIAL INFORMATION OF REGISTRANT

NOTES TO CONDENSED FINANCIAL STATEMENTS

Basis of Presentation

The accompanying unconsolidated condensed balance sheets, statements of income (loss) and cash flows present results of operations and cash flows of Oncor Holdings for periods subsequent to the Merger, at which time Oncor Holdings was formed. Oncor Holdings, which is a Delaware limited liability company wholly-owned by Intermediate Holding, is the holding company for approximately 80% of the membership interests in Oncor as of December 31, 2009. The financial statements reflect the application of purchase accounting for the Merger at Oncor. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules of the SEC. Because the unconsolidated condensed financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with Oncor Holdings’ consolidated financial statements and Notes 1 through 20. Oncor Holdings’ subsidiaries have been accounted for under the equity method. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. The predecessor to Oncor Holdings is Oncor. Accordingly, Predecessor amounts in the accompanying unconsolidated condensed statements of income (loss) and cash flows reflect Oncor’s results accounted for under the equity method. The financial statements of Oncor are presented as the Predecessor of Oncor Holdings’ historical consolidated financial statements and related notes.

Distribution Restrictions

While there are no direct restrictions on Oncor Holdings’ ability to distribute its net income that are currently material, substantially all of Oncor Holdings’ net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net cumulative income determined in accordance with GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand-side management or other energy efficiency initiatives (see Note 4) of which $22 million ($14 million after tax) has been spent through December 31, 2009, neither of which impacted net income due to purchase accounting, and removing the effect of the $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. The goodwill impairment charge and refund are described in Notes 3 and 4, respectively. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. For 2009, $35 million of net income was restricted from being used to make distributions on membership interests. The net proceeds of $1.253 billion received from the 2008 sale of equity interests to Texas Transmission and certain members of Oncor’s management and board of directors were excluded from these distribution limitations.

On February 11, 2010, Oncor’s board of directors declared a cash distribution of between $34 million and $41 million to be paid to Oncor Holdings on February 19, 2010. During 2009 and 2008, Oncor’s board of directors declared, and Oncor paid, cash distributions to Oncor Holdings totaling $216 million and $330 million, respectively. No dividends were received for the period from October 11, 2007 through December 31, 2007.

The net proceeds of $1.253 billion from Oncor’s sale of equity interests in November 2008 were distributed to Intermediate Holding and ultimately to EFH Corp.

GLOSSARY

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below.

2009 Audited Financial Statements

Oncor Holdings’ audited financial statements for the year ended December 31, 2009 included in EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2009 filed on February 19, 2010 (Commission File No. 1-12833)

Bondco	Refers to Oncor Electric Delivery Transition Bond Company LLC, a wholly-owned consolidated bankruptcy-remote financing subsidiary of Oncor.

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

ERCOT	Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas

FASB	Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting

FERC	US Federal Energy Regulatory Commission

GAAP	generally accepted accounting principles

Intermediate Holding	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

Investment LLC	Refers to Oncor Management Investment LLC, a limited liability company and minority membership interest owner of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

LIBOR	London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

Limited Liability Company Agreement	The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended.

Luminant	Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

Merger	The transaction referred to in “Merger Agreement” (defined immediately below) that was completed on October 10, 2007.

Merger Agreement	Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings, and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context.

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of Intermediate Holding and the direct majority owner of Oncor, and/or its subsidiaries, depending on context.

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

Purchase accounting	The purchase method of accounting for a business combination as prescribed by US GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs, are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

REP	retail electric provider

SEC	US Securities and Exchange Commission

Sponsor Group	Collectively, the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P. (KKR), TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co. (See Texas Holdings below.)

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of Energy Future Competitive Holdings Company and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

US	United States of America

VIE	variable interest entity

These financial statements occasionally make references to Oncor Holdings or Oncor when describing actions, rights or obligations of their respective subsidiaries. These references reflect the fact that the subsidiaries are consolidated with their respective parent companies for financial reporting purposes. However, these references should not be interpreted to imply that the parent company is actually undertaking the action or has the rights or obligations of the relevant subsidiary company or that the subsidiary company is undertaking an action or has the rights or obligations of its parent company or any other affiliate.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(millions of dollars)
Operating revenues:
Affiliated	$257	$246	$521	$474
Nonaffiliated	445	407	884	792

Total operating revenues	702	653	1,405	1,266

Operating expenses:
Operation and maintenance	252	230	501	456
Depreciation and amortization	164	132	331	258
Income taxes	41	34	83	57
Taxes other than income taxes	93	90	187	187

Total operating expenses	550	486	1,102	958

Operating income	152	167	303	308

Other income and deductions:
Other income (Note 9)	9	10	19	20
Other deductions (Note 9)	2	4	3	8
Nonoperating income taxes	8	14	15	28
Interest income	9	10	19	19
Interest expense and related charges (Note 9)	86	87	170	171

Net income	74	82	153	140
Net income attributable to noncontrolling interests	(15)	(16)	(31)	(28)

Net income attributable to Oncor Holdings	$59	$66	$122	$112

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2010	2009
	(millions of dollars)
Cash flows—operating activities:
Net income	$153	$140
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	332	240
Deferred income taxes—net	(27)	45
Amortization of investment tax credits	(2)	(2)
Other—net	(1)	(3)
Changes in operating assets and liabilities:
Deferred advanced metering system revenues (Note 2)	8	37
Other operating assets and liabilities	(109)	(116)

Cash provided by operating activities	354	341

Cash flows—financing activities:
Repayments of long-term debt	(54)	(52)
Net increase in short-term borrowings	332	205
Distributions to parent	(87)	(58)
Distributions to noncontrolling interests	(21)	(17)
Decrease in income tax-related note receivable from TCEH	17	16
Debt discount, financing and reacquisition expenses—net	(1)	(2)

Cash provided by financing activities	186	92

Cash flows—investing activities:
Capital expenditures	(554)	(537)
Other	(1)	14

Cash used in investing activities	(555)	(523)

Net change in cash and cash equivalents	(15)	(90)
Cash and cash equivalents—beginning balance	29	126

Cash and cash equivalents—ending balance	$14	$36

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2010	December 31, 2009
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$14	$29
Restricted cash (relates to Bondco (Note 9))	47	47
Trade accounts receivable from nonaffiliates—net (Note 9)	282	243
Trade accounts and other receivables from affiliates	215	188
Income taxes receivable from EFH Corp. (Note 8)	3	—
Materials and supplies inventories—at average cost	95	92
Accumulated deferred income taxes	6	10
Prepayments	82	76
Other current assets	4	8

Total current assets	748	693
Restricted cash (relates to Bondco (Note 9))	16	14
Investments and other property (Note 9)	75	72
Property, plant and equipment—net (Note 9)	9,459	9,174
Goodwill (Note 9)	4,064	4,064
Note receivable due from TCEH (Note 8)	199	217
Regulatory assets—net (2010 includes $555 related to Bondco (Notes 2 and 9))	1,707	1,959
Other noncurrent assets	207	51

Total assets	$16,475	$16,244

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 3)	$948	$616
Long-term debt due currently (relates to Bondco (Notes 4 and 9))	110	108
Trade accounts payable	147	129
Income taxes payable to EFH Corp. (Note 8)	—	5
Accrued taxes other than income	80	137
Accrued interest	102	104
Other current liabilities	92	106

Total current liabilities	1,479	1,205
Accumulated deferred income taxes	1,374	1,369
Investment tax credits	35	37
Long-term debt, less amounts due currently (2010 includes $606 related to Bondco (Notes 4 and 9))	4,942	4,996
Other noncurrent liabilities and deferred credits (Note 9)	1,788	1,879

Total liabilities	9,618	9,486

Commitments and Contingencies (Note 5)
Membership interests (Note 6):
Oncor Holdings membership interest	5,450	5,395
Noncontrolling interests in subsidiary	1,407	1,363

Total membership interests	6,857	6,758

Total liabilities and membership interests	$16,475	$16,244

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY HOLDINGS COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS

Description of Business

Oncor Holdings is a Dallas, Texas-based holding company whose financial statements reflect almost entirely the operations of its direct, majority (approximately 80%) owned subsidiary, Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 37% of total revenues for both the six months ended June 30, 2010 and 2009. Oncor Holdings is a direct, wholly-owned subsidiary of Intermediate Holding, a direct, wholly-owned subsidiary of EFH Corp. With the closing of the Merger on October 10, 2007, EFH Corp. became a subsidiary of Texas Holdings, which is controlled by the Sponsor Group, and Oncor Holdings and Intermediate Holding were formed. See “Glossary” for definition of terms and abbreviations, including the Merger. References in this report to Oncor Holdings are to Oncor Holdings and/or its direct or indirect subsidiaries as apparent in the context. Oncor Holdings’ financial statements reflect almost entirely the operations of Oncor; consequently, there are no separate reportable business segments.

Oncor Holdings’ consolidated financial statements include its indirect, bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC.

Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor Holdings and Oncor. These measures serve to mitigate Oncor’s and Oncor Holdings’ credit exposure to the Texas Holdings Group and to reduce the risk that the assets and liabilities of Oncor or Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. Such measures include, among other things: Oncor’s sale of a 19.75% equity interest to Texas Transmission in November 2008; maintenance of separate books and records for the Oncor Ring-Fenced Entities; the board of directors of Oncor Holdings and Oncor being comprised of a majority of independent directors, and prohibitions on the Oncor Ring-Fenced Entities’ providing credit support to, or receiving credit support from, any member of the Texas Holdings Group. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of the Texas Holdings Group, including TXU Energy and Luminant, and none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or contractual obligations of any member of the Texas Holdings Group. Oncor and Oncor Holdings do not bear any liability for debt or contractual obligations of the Texas Holdings Group, and vice versa. Accordingly, Oncor Holdings’ operations are conducted, and its cash flows managed, independently from the Texas Holdings Group.

Basis of Presentation

The condensed consolidated financial statements of Oncor Holdings have been prepared in accordance with US GAAP and on the same basis as the 2009 Audited Financial Statements. All adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been included therein. All intercompany items and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with US GAAP have been omitted pursuant to the rules and regulations of the SEC. Because the condensed consolidated interim financial statements do not include all of the information and footnotes required by US GAAP, they should be read in conjunction with the audited financial statements and related notes included in the 2009 Audited Financial Statements. The results of operations for an interim period may not give a true indication of results for a full year. All dollar amounts in the financial statements and tables in the notes are stated in millions of US dollars unless otherwise indicated. Subsequent events have been evaluated through August 2, 2010, the date these consolidated financial statements were issued.

Use of Estimates

Preparation of Oncor Holdings’ financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments, other than those disclosed elsewhere herein, were made to previous estimates or assumptions during the current year.

2.	REGULATORY ASSETS AND LIABILITIES

Recognition of regulatory assets and liabilities and the amortization periods over which they are expected to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of the regulatory assets and liabilities are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period as of June 30, 2010	Carrying Amount
		June 30, 2010	December 31, 2009
Regulatory assets:
Generation-related regulatory assets securitized by transition bonds (a)	6 years	$706	$759
Employee retirement costs	5 years	72	80
Employee retirement costs to be reviewed (b)(c)	To be determined	57	41
Employee retirement liability (a)(c)(d)	To be determined	741	768
Self-insurance reserve (primarily storm recovery costs)—net	7 years	127	137
Self-insurance reserve to be reviewed (b)(c)	To be determined	125	106
Nuclear decommissioning cost under-recovery (a)(c)(e)	Not applicable	—	85
Securities reacquisition costs (pre-industry restructure)	7 years	59	62
Securities reacquisition costs (post-industry restructure)	Terms of related debt	26	27
Recoverable amounts in lieu of deferred income taxes—net	Life of related asset or liability	109	68
Rate case expenses	Largely 3 years	7	9
Rate case expenses to be reviewed (b)(c)	To be determined	2	1
Advanced meter customer education costs	10 years	6	4
Deferred conventional meter depreciation	10 years	37	14
Energy efficiency performance bonus (a)	1 year	5	9

Total regulatory assets		2,079	2,170

Regulatory liabilities:
Nuclear decommissioning cost over-recovery (a)(e)	Not applicable	148	—
Committed spending for demand-side management initiatives (a)	3 years	70	78
Deferred advanced metering system revenues	10 years	65	57
Investment tax credit and protected excess deferred taxes	Various	43	44
Over-collection of securitization (transition) bond revenues (a)	6 years	34	27
Energy efficiency programs (a)	Not applicable	12	5

Total regulatory liabilities		372	211

Net regulatory asset		$1,707	$1,959

(a)	Not earning a return in the regulatory rate-setting process.

(b)	Costs incurred since the period covered under the last rate review.
(c)	Recovery is specifically authorized by statute, subject to reasonableness review by the PUCT.
(d)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.
(e)	Offset by an intercompany payable to/receivable from TCEH. See Note 8.

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act enacted in March 2010 reduces, effective 2013, the amount of OPEB costs deductible for federal income tax purposes by the amount of the Medicare Part D subsidy received by the EFH Corp. OPEB plans in which Oncor participates as discussed in Note 7. Under income tax accounting rules, deferred tax assets related to accrued OPEB liabilities must be reduced immediately for the future effect of the legislation. Accordingly, in the first quarter of 2010, Oncor’s assets in lieu of deferred tax assets were reduced by $42 million. All of this amount was recorded as a regulatory asset (before gross-up for liability in lieu of deferred income taxes) as the additional amounts due related to income taxes are expected to be recoverable in Oncor’s future rates.

As part of accounting for the Merger, the carrying value of certain generation-related regulatory assets securitized by transition bonds, which have been reviewed and approved by the PUCT for recovery but without earning a rate of return, was reduced by $213 million. This amount will be accreted to other income over the recovery period remaining as of the closing date of the Merger (approximately nine years).

3.	BORROWINGS UNDER CREDIT FACILITIES

At June 30, 2010, Oncor had a $2.0 billion secured revolving credit facility, expiring October 10, 2013, to be used for its working capital and general corporate purposes, issuances of letters of credit and support for any commercial paper issuances. Oncor may request increases in the commitments under the facility in any amount up to $500 million, subject to the satisfaction of certain conditions. Amounts borrowed under the facility, once repaid, can be borrowed again by Oncor from time to time. Borrowings are classified as short-term on the balance sheet. The credit facility is secured by a first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor’s other secured indebtedness.

At June 30, 2010, Oncor had outstanding borrowings under the credit facility totaling $948 million with an interest rate of 0.70% at the end of the period. At December 31, 2009, Oncor had outstanding borrowings under the credit facility totaling $616 million with an interest rate of 0.58% at the end of the period. All outstanding borrowings at June 30, 2010 bear interest at LIBOR plus 0.350%, and a facility fee is payable (currently at a rate per annum equal to 0.125%) on the commitments under the facility, each based on Oncor’s current credit ratings.

Availability under the credit facility as of June 30, 2010 was $930 million. This availability excludes $122 million of commitments from a subsidiary of Lehman Brothers Holding Inc. (such subsidiary, Lehman) that has filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. Availability under the credit facility as of December 31, 2009 was $1.262 billion, which excluded $122 million of commitments from Lehman. See Note 10 to the 2009 Audited Financial Statements for additional information.

4.	LONG-TERM DEBT

At June 30, 2010 and December 31, 2009, long-term debt consisted of the following:

	June 30, 2010	December 31, 2009
Oncor (a):
6.375% Fixed Senior Notes due May 1, 2012	$700	$700
5.950% Fixed Senior Notes due September 1, 2013	650	650
6.375% Fixed Senior Notes due January 15, 2015	500	500
6.800% Fixed Senior Notes due September 1, 2018	550	550
7.000% Fixed Debentures due September 1, 2022	800	800
7.000% Fixed Senior Notes due May 1, 2032	500	500
7.250% Fixed Senior Notes due January 15, 2033	350	350
7.500% Fixed Senior Notes due September 1, 2038	300	300
Unamortized discount	(14)	(15)

Total Oncor	4,336	4,335
Oncor Electric Delivery Transition Bond Company LLC (b):
4.030% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2010	—	13
4.950% Fixed Series 2003 Bonds due in semiannual installments through February 15, 2013	119	130
5.420% Fixed Series 2003 Bonds due in semiannual installments through August 15, 2015	145	145
4.810% Fixed Series 2004 Bonds due in semiannual installments through November 15, 2012	167	197
5.290% Fixed Series 2004 Bonds due in semiannual installments through May 15, 2016	290	290

Total Oncor Electric Delivery Transition Bond Company LLC	721	775

Unamortized fair value discount related to transition bonds (c)	(5)	(6)

Total consolidated (d)	5,052	5,104
Less amount due currently	(110)	(108)

Total long-term debt	$4,942	$4,996

(a)	Secured by first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor’s other secured indebtedness. If the lien is terminated at Oncor’s option upon the termination of the current revolving credit facility, the notes will cease to be secured obligations of Oncor and will become senior unsecured general obligations of Oncor. See Note 11 to the 2009 Audited Financial Statements for additional information.
(b)	The transition bonds are nonrecourse to Oncor and were issued to securitize a regulatory asset.
(c)	The transition bonds, which secured regulatory assets not earning a return, were fair valued as of October 10, 2007 as a result of purchase accounting.
(d)	According to its organizational documents, Oncor Holdings (parent) is prohibited from directly incurring indebtedness for borrowed money.

Debt Repayments in 2010

Repayments of long-term debt in 2010 totaled $54 million and represent transition bond principal payments at scheduled maturity dates.

Fair Value of Long-Term Debt

The estimated fair value of long-term debt (including current maturities) totaled $5.784 billion and $5.644 billion at June 30, 2010 and December 31, 2009, respectively, and the carrying amount totaled $5.052 billion and $5.104 billion, respectively. The fair value is estimated at the lesser of either the call price or the market value as determined by quoted market prices.

5.	COMMITMENTS AND CONTINGENCIES

Guarantees

Oncor has entered into contracts that contain guarantees to unaffiliated parties that could require performance or payment under certain conditions.

Oncor is the lessee under various operating leases that obligate it to guarantee the residual values of the leased assets. At June 30, 2010, both the aggregate maximum amount of residual values guaranteed and the estimated residual recoveries totaled approximately $5 million. These leased assets consist primarily of vehicles used in distribution activities. The average life of the residual value guarantees under the lease portfolio is approximately three years.

In June 2010, Oncor, for the purpose of obtaining greater access to materials, guaranteed the repayment of borrowings under a nonaffiliated party’s $20 million credit facility maturing on June 7, 2011. The nonaffiliated party’s borrowings under the credit facility are limited to inventory produced solely to satisfy the terms of a contract with Oncor. Oncor would be entitled to the related inventory upon repayment of the credit facility (or payment to nonaffiliated party). As of June 30, 2010, the nonaffiliated party had no borrowings under the facility.

Legal Proceedings

Oncor Holdings is involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon its financial position, results of operations or cash flows.

6.	MEMBERSHIP INTERESTS

As of June 30, 2010, Oncor’s ownership was as follows: 80.03% held by Oncor Holdings, 0.22% held indirectly by certain members of Oncor’s management and board of directors and 19.75% held by Texas Transmission.

Cash Distributions

During 2010, Oncor Holdings’ board of directors declared, and Oncor Holdings paid/will pay, the following cash distributions to Intermediate Holding:

Declaration Date	Payment Date	Amount
July 28, 2010	August 3, 2010	$54
May 5, 2010	May 6, 2010	$57
February 11, 2010	February 19, 2010	$30

While there are no direct restrictions on Oncor Holdings’ ability to distribute its net income that are currently material, substantially all of Oncor Holdings’ net income is derived from Oncor. The boards of directors of each of Oncor and Oncor Holdings, which are composed of a majority of independent directors, can withhold distributions to the extent the boards determine that it is necessary to retain such amounts to meet expected future requirements of Oncor and/or Oncor Holdings. For the period beginning October 11, 2007 and ending December 31, 2012, distributions paid by Oncor (other than distributions of the proceeds of any issuance of limited liability company units) are limited by the Limited Liability Company Agreement to an amount not to exceed Oncor’s net cumulative income determined in accordance with US GAAP, as adjusted by applicable orders of the PUCT. Such adjustments include deducting the $72 million ($46 million after tax) one-time refund to customers in September 2008 and deducting funds spent as part of the $100 million commitment for additional demand-side management or other energy efficiency initiatives (see Note 4 to the 2009 Audited Financial Statements) of which $30 million ($20 million after tax) has been spent through June 30, 2010, neither of which impacted net income due to purchase accounting, and removing the effect of the $860 million goodwill impairment charge from fourth quarter 2008 net income available for distribution. The goodwill impairment charge and refund are described in the 2009 Audited Financial Statements. Distributions are further limited by Oncor’s required regulatory capital structure, as determined by the PUCT, to be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. For the six months ended June 30, 2010, $16 million of net income was restricted from being used to make distributions on membership interests.

Changes in Membership Interests

The following table presents the changes to membership interests during the six months ended June 30, 2010:

	Capital Account	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Membership Interests
Balance at December 31, 2009	$5,397	$(2)	$1,363	$6,758
Net income	122	—	31	153
Distributions paid to parent	(87)	—	—	(87)
Distributions to noncontrolling interests	—	—	(21)	(21)
Capital contributions (a)	19	—	—	19
Change related to future tax distributions from Oncor	—	—	35	35
Other	1	—	(1)	—

Balance at June 30, 2010	$5,452	$(2)	$1,407	$6,857

(a)	Reflects noncash settlement of certain income taxes payable arising as a result of the sale of noncontrolling interests in Oncor.

The following table presents the changes to membership interests during the six months ended June 30, 2009:

	Capital Account	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Membership Interests
Balance at December 31, 2008	$5,448	$(2)	$1,355	$6,801
Net income	112	—	28	140
Distributions paid to parent	(58)	—	—	(58)
Distributions to noncontrolling interests	—	—	(17)	(17)

Balance at June 30, 2009	$5,502	$(2)	$1,366	$6,866

7.	PENSION AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS (OPEB) COSTS

Oncor is a participating employer in the EFH Retirement Plan, a defined benefit pension plan sponsored by EFH Corp., and also participates with EFH Corp. and certain other affiliated subsidiaries of EFH Corp. to offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees.

In November 2009, Oncor entered into a supplemental retirement plan that became effective January 1, 2010 (the Oncor Plan), and on January 1, 2010, Oncor ceased participating in the EFH Corp. supplemental retirement plan. The Oncor Plan covers certain employees whose retirement benefits cannot be fully earned under the qualified EFH Retirement Plan. The Oncor Plan is substantially similar to the EFH Corp. supplemental retirement plan, except that Oncor acts as sponsor of the Oncor Plan. At inception, the projected benefit obligation of the Oncor Plan was $32 million, which was 100% funded. Oncor recognized $1 million and $2 million in net pension costs related to the Oncor Plan, primarily composed of interest costs, for the three and six months ended June 30, 2010, respectively.

The net direct and allocated pension and OPEB costs applicable to Oncor for all of these plans for the three and six months ended June 30, 2010 and 2009 are comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Amounts recognized as expense	$9	$4	$18	$9
Amounts deferred principally as a regulatory asset or property	22	17	44	33

Net pension and OPEB costs	$31	$21	$62	$42

The discount rate reflected in net pension and OPEB costs in 2010 is 5.90%. The expected rates of return on pension and OPEB plan assets reflected in the 2010 cost amounts are 8.0% and 7.6%, respectively.

Oncor made cash contributions to EFH Corp.’s pension and OPEB plans and the Oncor Plan of $13 million, $9 million and $2 million, respectively, during the six months ended June 30, 2010, and expects to make additional cash contributions of $28 million, $9 million and $1 million, respectively, in the remainder of 2010.

8.	RELATED–PARTY TRANSACTIONS

The following represent significant related-party transactions of Oncor Holdings:

•

Oncor records revenue from TCEH, principally for electricity delivery fees, which totaled $257 million and $246 million for the three months ended June 30, 2010 and 2009, respectively, and $521 million and $474 million for the six months ended June 30, 2010 and 2009, respectively. The fees are based on rates regulated by the PUCT that apply to all REPs. The balance sheets at June 30, 2010 and December 31, 2009 reflect receivables from TCEH totaling $177 million and $151 million, respectively, primarily related to these electricity delivery fees.

•

Oncor records interest income from TCEH with respect to Oncor’s generation-related regulatory assets, which have been securitized through the issuance of transition bonds by Oncor’s bankruptcy-remote financing subsidiary. The interest income serves to offset Oncor’s interest expense on the transition bonds. This interest income totaled $9 million and $11 million for the three months ended June 30, 2010 and 2009, respectively, and $19 million and $21 million for the six months ended June 30, 2010 and 2009, respectively.

•

Incremental amounts payable by Oncor related to income taxes as a result of delivery fee surcharges to its customers related to transition bonds are reimbursed by TCEH. Oncor Holding’s financial statements reflect a note receivable from TCEH to Oncor of $237 million ($38 million reported as current in trade accounts and other receivables from affiliates) at June 30, 2010 and $254 million ($37 million reported as current in trade accounts and other receivables from affiliates) at December 31, 2009 related to these income taxes.

•

An EFH Corp. subsidiary charges Oncor for financial and certain other administrative services at cost. These costs, which are reported in operation and maintenance expenses, totaled $10 million and $7 million for the three months ended June 30, 2010 and 2009, respectively, and $17 million and $13 million for the six months ended June 30, 2010 and 2009, respectively.

•

Under Texas regulatory provisions, the trust fund for decommissioning the Comanche Peak nuclear generation facility (reported on TCEH’s balance sheet) is funded by a delivery fee surcharge collected from REPs by Oncor and remitted to TCEH. These trust fund assets are established with the intent to be sufficient to fund the estimated decommissioning liability (also reported on TCEH’s balance sheet). Income and expenses associated with the trust fund and the decommissioning liability recorded by TCEH are offset by a net change in the Oncor and TCEH intercompany receivable/payable, which in turn results in a change in Oncor’s reported net regulatory asset/liability. A regulatory liability represents the excess of the trust fund balance over the net decommissioning liability, and a regulatory asset represents the excess of the net decommissioning liability over the trust fund balance.

The change from a regulatory asset of $85 million at December 31, 2009 to a regulatory liability of $148 million at June 30, 2010 reflects a new decommissioning cost estimate completed in the second quarter 2010. In accordance with regulatory requirements, a new cost estimate is completed every five years. The change reflected lower cost escalation assumptions as compared to the previous estimate, resulting in a decline in the estimated decommissioning liability (see Note 2).

•

EFH Corp. files a consolidated federal income tax return and allocates income tax liabilities to Oncor Holdings under a tax sharing agreement substantially as if Oncor Holdings was filing its own income tax returns. Oncor Holdings’ results are included in the consolidated Texas state margin tax return filed by EFH Corp. Oncor Holdings’ amount receivable from EFH Corp. related to income taxes, primarily due to timing of payments, totaled $3 million at June 30, 2010, and amount payable to EFH Corp. related to income taxes totaled $5 million at December 31, 2009. Income tax payments in the six months ended June 30, 2010 totaled $95 million to EFH Corp., and Oncor made federal income tax payments totaling $18 million to noncontrolling interests.

•

Oncor held cash collateral of $4 million and $15 million on June 30, 2010 and December 31, 2009, respectively, from TCEH related to interconnection agreements for generation units being developed by TCEH. The collateral is reported in the balance sheet in other current liabilities. In January 2010, Oncor returned $11 million of the collateral and paid $1 million in accrued interest related to these units.

•

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s credit rating being below investment grade, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. Accordingly, as of June 30, 2010 and December 31, 2009, TCEH had posted letters of credit in the amount of $16 million and $15 million, respectively, for Oncor’s benefit.

•

At the closing of the Merger in 2007, Oncor entered into its current $2 billion revolving credit facility with a syndicate of financial institutions and other lenders. The syndicate includes affiliates of GS Capital Partners (a member of the Sponsor Group).

•

Affiliates of the Sponsor Group have, and may, from time-to-time provide investment banking, dealer, commercial banking and financial advisory services to Oncor for which they have received, and may receive, customary fees.

•	Affiliates of the Sponsor Group have, and may, sell, acquire or participate in the offerings of debt or debt securities issued by Oncor in open market transactions or through loan syndications.

See Notes 6 and 7 for information regarding distributions to Intermediate Holding and the allocation of EFH Corp.’s pension and OPEB costs to Oncor, respectively.

9.	SUPPLEMENTARY FINANCIAL INFORMATION

Consolidation of Variable Interest Entities

Oncor Holdings adopted amended accounting standards on January 1, 2010 that require consolidation of a variable interest entity if Oncor Holdings has the power to direct the significant activities of the VIE and the right or obligation to absorb profit and loss from the VIE. A VIE is an entity with which Oncor Holdings has a relationship or arrangement that indicates some level of control over the entity or results in economic risks to Oncor Holdings (typically borne by an equity owner). The adoption of this accounting guidance did not result in Oncor Holdings consolidating any additional VIEs or deconsolidating any VIEs.

Oncor is the primary beneficiary and consolidates a wholly-owned VIE, Oncor Electric Delivery Transition Bond Company LLC (Bondco), which was organized for the limited purpose of issuing securitization (transition) bonds and purchasing and owning transition property acquired from Oncor, which is pledged as collateral to secure the bonds. Oncor acts as the servicer for this entity to collect securitization transition charges authorized by the PUCT. These funds are remitted to the trustee for the transition bonds and are used for interest and principal payments on the transition bonds and related costs.

The assets and liabilities of Bondco are presented separately on the face of Oncor Holdings’ Condensed Consolidated Balance Sheet because the assets are restricted and can only be used to settle the obligations of Bondco, and Bondco’s creditors do not have any recourse to the general credit or assets of Oncor Holdings or any of its subsidiaries.

Oncor Holdings’ maximum exposure does not exceed its equity investment in Bondco, which was $16 million as of June 30, 2010 and December 31, 2009. Oncor Holdings did not provide any financial support to Bondco during the six month periods ended June 30, 2010 and 2009.

Other Income and Deductions

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Other income:
Accretion of adjustment (discount) to regulatory assets due to purchase accounting	$9	$10	$18	$20
Other	—	—	1	—

Total other income	$9	$10	$19	$20

Other deductions:
Professional fees	$1	$3	$2	$5
Costs related to 2006 cities rate settlement	—	—	—	1
Other	1	1	1	2

Total other deductions	$2	$4	$3	$8

Major Customers

Distribution revenues from TCEH represented 37% and 38% of total operating revenues for the three months ended June 30, 2010 and 2009, respectively, and 37% of total operating revenues for both six months ended June 30, 2010 and 2009. Revenues from subsidiaries of one nonaffiliated REP collectively represented 12% and 15% of total operating revenues for the three months ended June 30, 2010 and 2009, respectively, and 13% and 15% of total operating revenues for the six months ended June 30, 2010 and 2009, respectively. No other customer represented 10% or more of total operating revenues.

Interest Expense and Related Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Accrued interest	$85	$85	$167	$169
Amortization of fair value debt discounts resulting from purchase accounting	—	1	1	2
Amortization of debt issuance costs and discounts	2	2	3	3
Allowance for funds used during construction—capitalized interest portion	(1)	(1)	(1)	(3)

Total interest expense and related charges	$86	$87	$170	$171

Trade Accounts Receivable

	June 30, 2010	December 31, 2009
Gross trade accounts receivable	$456	$395
Trade accounts receivable from TCEH	(172)	(150)
Allowance for uncollectible accounts	(2)	(2)

Trade accounts receivable from nonaffiliates—net	$282	$243

Gross trade accounts receivable at both June 30, 2010 and December 31, 2009 included unbilled revenues of $141 million.

Investments

	June 30, 2010	December 31, 2009
Assets related to employee benefit plans, including employee savings programs, net of distributions	$70	$67
Investments in unconsolidated affiliates	2	3
Land	3	2

Total investments	$75	$72

Property, Plant and Equipment

At June 30, 2010 and December 31, 2009, property, plant and equipment of $9.5 billion and $9.2 billion, respectively, is stated net of accumulated depreciation and amortization of $4.5 billion and $4.4 billion, respectively.

Identifiable Intangible Assets

Intangible assets other than goodwill reported in the balance sheet are comprised of the following:

	As of June 30, 2010			As of December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets subject to amortization included in property, plant and equipment:
Land easements	$202	$72	$130	$188	$72	$116
Capitalized software	326	121	205	240	104	136

Total	$528	$193	$335	$428	$176	$252

Aggregate amortization expense for intangible assets totaled $9 million and $5 million for the three months ended June 30, 2010 and 2009, respectively, and $18 million and $12 million for the six months ended June 30, 2010 and 2009, respectively. The estimated aggregate amortization expense for each of the next five fiscal years from December 31, 2009 is as follows:

Year	Amortization Expense
2010	$34
2011	29
2012	25
2013	25
2014	25

At June 30, 2010 and December 31, 2009, goodwill of $4.1 billion was reported on the balance sheet. None of this goodwill balance is being deducted for tax purposes.

Exit Liabilities

Liabilities related to the termination and transition of outsourcing arrangements were accrued in purchase accounting for exit activities resulting from the Merger (see Note 2 to the 2009 Audited Financial Statements). Oncor settled the remaining exit liabilities totaling $2 million during the six months ended June 30, 2010.

Other Noncurrent Liabilities and Deferred Credits

The other noncurrent liabilities and deferred credits balance consists of the following:

	June 30, 2010	December 31, 2009
Retirement plan and other employee benefits	$1,348	$1,343
Liabilities related to subsidiary tax sharing agreement	298	321
Uncertain tax positions (including accrued interest)	93	91
Nuclear decommissioning cost under-recovery (a)	—	85
Other	49	39

Total other noncurrent liabilities and deferred credits	$1,788	$1,879

(a)	Represents intercompany payable to TCEH offset in Oncor’s net reported regulatory asset/liability. See Note 2.

Oncor Holdings does not expect the total amount of liabilities recorded related to uncertain tax positions will significantly increase or decrease within the next 12 months.

Supplemental Cash Flow Information

	Six Months Ended June 30,
	2010	2009
Cash payments:
Interest paid	$170	$168
Capitalized interest	(1)	(3)

Interest paid (net of amounts capitalized)	169	165
Income taxes	113	46
Noncash investing and financing activities:
Noncash construction expenditures (a)	70	51

(a)	Represents end-of-period accruals.

ANNEX A—DEFINITIONS

The following are definitions of certain terms contained in Annexes B, C and D of this Prospectus.

“1999 Restructuring Legislation.” Texas Electric Choice Plan, the legislation that restructured the electric utility industry in Texas to provide for retail competition.

“Adjusted EBITDA.” refers to EBITDA adjusted to exclude non-cash items, unusual items and other adjustments allowable under certain debt arrangements of EFH Corp. and certain of its subsidiaries. See the definition of EBITDA below. Adjusted EBITDA and EBITDA are not recognized terms under GAAP and, thus, are non-GAAP financial measures. Adjusted EBITDA is used solely because of the important role that Adjusted EBITDA plays in respect of the certain covenants contained in the debt arrangements. Adjusted EBITDA (or EBITDA) is not intended to be an alternative to net income as a measure of operating performance or an alternative to cash flows from operating activities as a measure of liquidity or an alternative to any other measure of financial performance presented in accordance with GAAP. Additionally, Adjusted EBITDA (or EBITDA) is not intended to be used as a measure of free cash flow available for management’s discretionary use, as the measure excludes certain cash requirements such as interest payments, tax payments and other debt service requirements. Because not all companies use identical calculations, our presentation of Adjusted EBITDA (and EBITDA) may not be comparable to similarly titled measures of other companies.

“Ancillary services.” Refers to services necessary to support the transmission of energy and maintain reliable operations for the entire transmission system.

“CAIR.” Clean Air Interstate Rule.

“Capgemini.” Capgemini Energy LP, a provider of business support services to EFH Corp. and its subsidiaries.

“CO2.” Carbon dioxide.

“Competitive Electric segment.” Refers to the EFH Corp. business segment that consists principally of TCEH.

“CREZ.” Competitive Renewable Energy Zone.

“DOE.” US Department of Energy.

“EBITDA.” Refers to earnings (net income) before interest expense, income taxes, depreciation and amortization.

“EFCH” or “EFC Holdings.” Energy Future Competitive Holdings Company, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of TCEH, and/or its consolidated subsidiaries, depending on context.

“EFH Corp.” Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Its major subsidiaries include Oncor and TCEH.

“EFH Corp. 9.75% Notes.” Refers to EFH Corp.’s 9.75% Senior Secured Notes due October 15, 2019.

“EFH Corp. 2009 Form 10-K.” EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2009.

“EFH Corp. Senior Notes.” Refers collectively to EFH Corp.’s 10.875% Senior Notes due November 1, 2017 (EFH Corp. 10.875% Notes) and the EFH Corp. Toggle Notes.

“EFH Corp. Senior Secured Notes.” Refers collectively to EFH Corp.’s 9.75% Notes and EFH Corp.’s 10.000% Senior Secured Notes due January 15, 2020 (EFH Corp. 10% Notes).

“EFH Corp. Toggle Notes.” EFH Corp.’s 11.25%/12.00% Senior Toggle Notes due November 1, 2017.

“EFIH” or “Intermediate Holding.” Energy Future Intermediate Holding Company LLC, a direct, wholly-owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings.

“EFIH 2009 Form 10-K,” EFIH’s Annual Report on Form 10-K for the year ended December 31, 2009.

“EFIH Finance.” Refers to EFIH Finance Inc., a direct, wholly-owned subsidiary of EFIH, formed for the sole purpose of serving as co-issuer with EFIH of certain debt securities.

“EFIH 9.75% Notes” or “EFIH Notes.” Refers to EFIH’s and EFIH Finance’s 9.75% Senior Secured Notes due October 15, 2019.

“EPA.” US Environmental Protection Agency.

“EPC.” Engineering, procurement and construction.

“ERCOT.” Electric Reliability Council of Texas, the independent system operator and the regional coordinator of the various electricity systems within Texas.

“ERCOT Protocols.” Protocols adopted by ERCOT govern the procedures used by ERCOT and market participants in the ERCOT system and zonal market.

“ERISA.” Employee Retirement Income Security Act of 1974, as amended.

“FASB.” Financial Accounting Standards Board, the designated organization in the private sector for establishing standards for financial accounting and reporting.

“FERC.” US Federal Energy Regulatory Commission.

“Fitch.” Fitch Ratings, Ltd. (a credit rating agency).

“GAAP.” Generally accepted accounting principles.

“GHG.” Greenhouse gas.

“GWh.” Gigawatt-hours.

“Investment LLC.” Refers to Oncor Management Investment LLC, a limited liability company and minority interest owner of Oncor, whose managing member is Oncor and whose Class B Interests are owned by officers, directors and key employees of Oncor.

“IRS.” Internal Revenue Service.

“kV.” Kilovolts.

“kW.” Kilowatt.

“kWh.” Kilowatt-hours.

“Lehman.” Refers to certain subsidiaries of Lehman Brothers Holdings Inc., which filed for bankruptcy under Chapter 11 of the US Bankruptcy Code in 2008.

“LIBOR.” London Interbank Offered Rate. An interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market.

“Limited Liability Company Agreement.” The Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended.

“Luminant.” Refers to subsidiaries of TCEH engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas.

“Market heat rate.” Heat rate is a measure of the efficiency of converting a fuel source to electricity. Market heat rate is the implied relationship between wholesale electricity prices and natural gas prices and is calculated by dividing the wholesale market price of electricity, which is based on the price offer of the marginal supplier in ERCOT (generally natural gas plants), by the market price of natural gas. Forward wholesale electricity market price quotes in ERCOT are generally limited to two or three years; accordingly, forward market heat rates are generally limited to the same time period. Forecasted market heat rates for time periods for which market price quotes are not available are based on fundamental economic factors and forecasts, including electricity supply, demand growth, capital costs associated with new construction of generation supply, transmission development and other factors.

“Merger.” The transaction referred to in the Merger Agreement (defined immediately below) that was completed on October 10, 2007.

“Merger Agreement.” Agreement and Plan of Merger, dated February 25, 2007, under which Texas Holdings agreed to acquire EFH Corp.

“MMBtu.” Million British thermal units.

“Moody’s.” Moody’s Investors Services, Inc. (a credit rating agency).

“MW.” Megawatts.

“MWh.” Megawatt-hours.

“NERC.” North American Electric Reliability Corporation.

“Nodal Protocols.” ERCOT Protocols to become effective when the ERCOT market switches from a zonal to a nodal system on or about December 2010.

“NOx.” Nitrogen oxide.

“NRC.” US Nuclear Regulatory Commission.

“Oncor.” Oncor Electric Delivery Company LLC, a direct, majority-owned subsidiary of Oncor Holdings and an indirect subsidiary of EFH Corp., and/or its wholly-owned consolidated bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC, depending on context, that is engaged in regulated electricity transmission and distribution activities.

“Oncor Holdings.” Oncor Electric Delivery Holdings Company LLC, a direct, wholly-owned subsidiary of EFIH and the direct majority owner of Oncor.

“Oncor Ring-Fenced Entities.” Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor.

“OPEB.” Other postretirement employee benefits.

“PUCT.” Public Utility Commission of Texas.

“PURA.” Texas Public Utility Regulatory Act.

“Purchase Accounting.” The purchase method of accounting for a business combination as prescribed by GAAP, whereby the cost or “purchase price” of a business combination, including the amount paid for the equity and direct transaction costs are allocated to identifiable assets and liabilities (including intangible assets) based upon their fair values. The excess of the purchase price over the fair values of assets and liabilities is recorded as goodwill.

“Regulated Delivery segment.” Refers to the EFH Corp. business segment, which consists of the operations of Oncor.

“REP.” Retail electric provider.

“RRC.” Railroad Commission of Texas, which has oversight of lignite mining activity in Texas.

“S&P.” Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies Inc. (a credit rating agency).

“SEC.” US Securities and Exchange Commission.

“Securities Act.” Securities Act of 1933, as amended.

“SG&A.” Selling, general and administrative.

“SO2.” Sulfur dioxide.

“Sponsor Group.” Refers collectively to the investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and GS Capital Partners, an affiliate of Goldman Sachs & Co., a dealer manager in the exchange offers and a solicitation agent in the consent solicitations (See Texas Holdings below).

“TCEH.” Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFCH and an indirect subsidiary of EFH Corp., and/or its subsidiaries, depending on context.

“TCEH Senior Notes.” Refers collectively to TCEH’s 10.25% Senior Notes due November 1, 2015 and 10.25% Senior Notes due November 1, 2015 Series B (collectively, TCEH 10.25% Notes) and TCEH Toggle Notes.

“TCEH Senior Secured Facilities.” Refers collectively to the TCEH Initial Term Loan Facility, TCEH Delayed Draw Term Loan Facility, TCEH Revolving Credit Facility, TCEH Letter of Credit Facility and TCEH Commodity Collateral Posting Facility. See Note 6 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010.

“TCEH Toggle Notes.” TCEH’s 10.50%/11.25% Senior Toggle Notes due November 1, 2016.

“TCEQ.” Texas Commission on Environmental Quality.

“Texas Holdings.” Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owns substantially all of the common stock of EFH Corp.

“Texas Holdings Group.” Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities.

“Texas Transmission.” Texas Transmission Investment LLC, a limited liability company that purchased a 19.75% equity interest in Oncor in November 2008. Texas Transmission is not affiliated with EFH Corp., any of EFH Corp.’s subsidiaries or any member of the Sponsor Group.

“TRE.” Texas Regional Entity, an independent organization that develops reliability standards for the ERCOT region and monitors and enforces compliance with NERC standards and ERCOT proposals.

“TXU Energy.” TXU Energy Retail Company LLC, a direct, wholly-owned subsidiary of TCEH engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT.

“US.” United States of America.

“VIE.” Variable interest entity.

ANNEX B—INFORMATION RELATING TO EFH CORP.

Capitalized terms used in this Annex B and not

otherwise defined herein have the meanings ascribed to them in Annex A to this Prospectus

BUSINESS

EFH Corp. Business and Strategy

EFH Corp. is a Dallas-based energy company with a portfolio of competitive and regulated energy businesses in Texas. EFH Corp. is a holding company conducting its operations principally through its subsidiaries, TCEH and Oncor. TCEH is wholly-owned, and EFH Corp. holds an approximately 80% interest in Oncor. Unless the context otherwise requires or as otherwise indicated, references in this Annex B to “EFH Corp.”, “we,” “our” and “us” refer to Energy Future Holdings Corp. and its subsidiaries.

TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales.

TCEH owns or leases 17,519 MW of generation capacity in Texas, which consists of lignite/coal, nuclear and natural gas-fueled generation facilities. This amount includes two new lignite-fueled units (Sandow 5 and Oak Grove) that achieved substantial completion (as defined in the EPC agreements for the units) in fall of 2009 but does not include one new lignite-fueled unit (Oak Grove) that recently achieved substantial completion (as defined in the EPC Agreement for the unit) in the second quarter of 2010. In addition, TCEH is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the US. TCEH provides competitive electricity and related services to more than two million retail electricity customers in Texas.

Oncor is engaged in regulated electricity transmission and distribution operations in Texas that are primarily regulated by the PUCT. Oncor provides both distribution services to retail electric providers that sell electricity to consumers and transmission services to other electricity distribution companies, cooperatives and municipalities. Oncor operates the largest transmission and distribution system in Texas, delivering electricity to approximately three million homes and businesses and operating more than 117,000 miles of transmission and distribution lines. A significant portion of Oncor’s revenues represent fees for delivery services provided to TCEH. Distribution revenues from TCEH represented 38% and 39% of Oncor’s total revenues for the years ended December 31, 2009 and 2008, respectively.

EFH Corp. and Oncor have implemented certain structural and operational “ring-fencing” measures based on commitments made by Texas Holdings and Oncor to the PUCT that are intended to enhance the credit quality of Oncor. These measures serve to mitigate Oncor’s and Oncor Holdings’ credit exposure to the Texas Holdings Group and to reduce the risk that the assets and liabilities of Oncor or Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. See Note 1 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for a description of the material features of these “ring-fencing” measures.

At June 30, 2010, we had approximately 9,100 full-time employees (including approximately 3,825 at Oncor), including approximately 2,730 employees under collective bargaining agreements (including approximately 690 at Oncor).

EFH Corp.’s Market

EFH Corp. operates primarily within the ERCOT market. This market represents approximately 85% of electricity consumption in Texas. ERCOT is the regional reliability coordinating organization for member electricity systems in Texas and the system operator of the interconnected transmission grid for those systems.

ERCOT’s membership consists of more than 300 corporate and associate members, including electric cooperatives, municipal power agencies, independent generators, independent power marketers, investor-owned utilities, REPs and consumers.

The ERCOT market is currently divided into four regions or congestion management zones (North, Houston, South and West), which reflect transmission constraints that are commercially significant and which have limits as to the amount of electricity that can flow across zones. These constraints and zonal differences can result in differences between wholesale power prices among zones. Of TCEH’s baseload (lignite/coal and nuclear-fueled) generation units, twelve (12) units are located in the North zone and two are located in the South zone. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulation and Rates—Wholesale Market Design—Nodal Market” for discussion of ERCOT’s planned implementation of a nodal market design by December 2010.

The ERCOT market operates under reliability standards adopted and enforced by the NERC and the TRE. The PUCT has primary jurisdiction over the ERCOT market to ensure adequacy and reliability of power supply across Texas’ main interconnected transmission grid. The ERCOT independent system operator is responsible for maintaining reliable operations of the bulk electricity supply system in the market. Its responsibilities include ensuring that electricity production and delivery are accurately accounted for among the generation resources and wholesale buyers and sellers. Unlike certain other regional power markets, the ERCOT market is not a centrally dispatched power pool, and the ERCOT independent system operator does not procure energy on behalf of its members, except to the extent that it acquires ancillary services as agent for market participants. Members who sell and purchase power are responsible for contracting sales and purchases of power with other members through bilateral transactions. The ERCOT independent system operator also serves as agent for procuring ancillary services for those members who elect not to provide their own ancillary services.

Oncor, along with other owners of transmission and distribution facilities in Texas, assists the ERCOT independent system operator in its operations. Oncor has planning, design, construction, operation and maintenance responsibility for the portion of the transmission grid and for the load-serving substations it owns, primarily within its certificated distribution service area. Oncor participates with the ERCOT independent system operator and other ERCOT utilities in obtaining regulatory approvals and planning, designing and constructing new transmission lines in order to remove existing constraints on the ERCOT transmission grid. The transmission lines are necessary to meet reliability needs, support renewable energy production and increase bulk power transfer capability.

The following data is derived from information published by ERCOT:

From 1999 through September 2009, over 41,000 MW of mostly natural gas-fueled and wind generation capacity has been developed in the ERCOT market. Installed generation capacity in the ERCOT market totals approximately 87,000 MW, including approximately 2,500 MW mothballed (idled) capacity, as well as wind (over 9,000 MW), hydro and other resources that may not be available coincident with system need. In 2009, hourly demand peaked at a record 63,400 MW. ERCOT’s estimate of total available capacity for 2010 reserve margin calculation is approximately 76,000 MW of which, approximately 66% is natural gas-fueled generation and approximately 33% is lignite/coal and nuclear-fueled baseload generation. ERCOT currently has a target reserve margin level of 12.5%; the reserve margin is projected by ERCOT to be 21.4% in 2010, 17.1% in 2011, and drop to 12.9% by 2015. Reserve margin is the difference between system generation capability and anticipated peak load.

The ERCOT market has limited interconnections to other markets in the US, which currently limits potential imports into and exports out of the ERCOT market to 1,106 MW of generation capacity (or approximately 2% of peak demand). In addition, wholesale transactions within the ERCOT market are generally not subject to regulation by the FERC.

Natural gas-fueled generation is the predominant electricity capacity resource in the ERCOT market and accounted for approximately 42% of the electricity produced in the ERCOT market in 2009. Because of the significant natural gas-fueled capacity and the ability of such facilities to more readily increase or decrease production when compared to baseload generation, marginal demand for electricity is usually met by natural gas-fueled facilities. As a result, wholesale electricity prices in ERCOT are highly correlated with natural gas prices.

EFH Corp.’s Strategies

Each of our businesses focuses its operations on key drivers for that business, as described below:

•

TCEH focuses on optimizing and developing its generation fleet to safely provide reliable electricity supply in a cost-effective manner, hedging its electricity price risk and providing high quality service and innovative energy products to retail and wholesale customers.

•

Oncor focuses on delivering electricity in a safe and reliable manner, minimizing service interruptions and investing in its transmission and distribution infrastructure to maintain its system, serve its growing customer base with a modernized grid and support renewable energy production.

Other elements of our strategies include:

•

Increase value from existing business lines. Our strategy focuses on striving for top quartile or better performance across our operations in terms of safety, reliability, cost and customer service. In establishing tactical objectives, we incorporate the following core operating principles:

•	Safety: Placing the safety of communities, customers and employees first;

•	Environmental Stewardship: Continuing to make strategic and operational improvements that lead to cleaner air, land and water;

•	Customer Focus: Delivering products and superior service to help customers more effectively manage their use of electricity;

•	Community Focus: Being an integral part of the communities in which we live, work and serve;

•

Operational Excellence: Incorporating continuous improvement and financial discipline in all aspects of the business to achieve top-tier results that maximize the value of the company for stakeholders, including operating world-class facilities that produce and deliver safe and dependable electricity at affordable prices, and

•	Performance-Driven Culture: Fostering a strong values- and performance-based culture designed to attract, develop and retain best-in-class talent.

•

Pursue growth opportunities across business lines. Scale in our operating businesses allows us to take part in large capital investments, such as new generation projects and investments in the transmission and distribution system, with a smaller fraction of overall capital at risk and with an enhanced ability to streamline costs. We expect to also explore smaller-scale growth initiatives that are not expected to be material to our performance over the near term but can enhance our growth profile over time. Specific growth initiatives include:

•

Pursue generation development opportunities to help meet ERCOT’s growing electricity needs over the longer term from a diverse range of alternatives such as nuclear, renewable energy and advanced coal technologies.

•

Profitably increase the number of retail customers served throughout the competitive ERCOT market areas by delivering superior value through high quality customer service and innovative energy products, including leading energy efficiency initiatives and service offerings.

•

Invest in transmission and distribution technology upgrades, including advanced metering systems and energy efficiency initiatives, and construct new transmission and distribution facilities to meet the needs of the growing Texas market. These growth initiatives benefit from regulatory capital recovery mechanisms known as “capital trackers” that enable adequate and timely recovery of transmission and advanced metering investments through regulated rates.

•

Reduce the volatility of cash flows through a commodity risk management strategy. The strong historical correlation between natural gas prices and wholesale electricity prices in the ERCOT market provides us an opportunity to manage our exposure to variability of wholesale electricity prices. We have established a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, TCEH has entered into market transactions involving natural gas-related financial instruments, and as of June 30, 2010, has effectively sold forward approximately 1.4 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 175,000 GWh at an assumed 8.0 market heat rate) for the period July 1, 2010 through December 31, 2014 at weighted average annual hedge prices ranging from $7.80 per MMBtu to $7.18 per MMBtu. These transactions, as well as forward power sales, have effectively hedged an estimated 65% of the natural gas price exposure related to TCEH’s expected generation output for the period beginning July 1, 2010 and ending December 31, 2014 (on an average basis for such period and assuming an 8.0 market heat rate). The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will be highly correlated with natural gas prices, which are expected to be the marginal fuel for the purpose of setting electricity prices approximately 75% to 90% of the time. If this correlation changes, the cash flows targeted under the long-term hedging program may not be achieved. As of June 30, 2010, more than 95% of the long-term hedging program transactions were directly or indirectly secured by a first-lien interest in TCEH’s assets (including the transactions supported by the TCEH Commodity Collateral Posting Facility discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Liquidity and Capital Resources—Liquidity Effects of Commodity Hedging and Trading Activities”), thereby reducing the cash and letter of credit collateral requirements for the hedging program.

•

Pursue new environmental initiatives. We are committed to continue to operate in compliance with all environmental laws, rules and regulations and to reduce our impact on the environment. EFH Corp.’s Sustainable Energy Advisory Board advises in the pursuit of technology development opportunities that reduce our impact on the environment while balancing the need to help address the energy requirements of Texas. The Sustainable Energy Advisory Board is comprised of individuals who represent the following interests, among others: the environment, labor unions, customers, economic development in Texas and technology/reliability standards. In addition, we are focused on and are pursuing opportunities to reduce emissions from our existing and new lignite/coal-fueled generation units in the ERCOT market. We have voluntarily committed to reduce emissions of mercury, NOx and SO2 at our existing units. We expect to make these reductions through a combination of investment in new emission control equipment, new coal cleaning technologies and optimizing fuel blends. In addition, we expect to invest $400 million over a five-year period that began in 2008 in programs designed to encourage customer electricity demand efficiencies, representing $200 million more than amounts planned to be invested by Oncor to meet regulatory requirements. As of December 31, 2009, we invested a total of $145 million in these programs.

Seasonality

EFH Corp.’s revenues and results of operations are subject to seasonality, weather conditions and other electricity usage drivers, with revenues being highest in the summer.

Operating Segments

EFH Corp. has aligned and reports its business activities as two operating segments: the Competitive Electric segment (primarily represented by TCEH) and the Regulated Delivery segment (primarily represented by Oncor). The functional separation between competitive and regulated affiliate was required by PURA§39.051. See Note 24 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 and Note 15 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for additional financial information for the segments.

Competitive Electric Segment

Key management activities, including commodity risk management, are performed on an integrated basis. However, for purposes of operational accountability, performance management and market identity, the segment operations have been grouped into Luminant, which is engaged in electricity generation and wholesale markets activities, and TXU Energy, which is engaged in retail electricity sales activities. These activities are conducted through separate legal entities.

Luminant—Luminant’s existing electricity generation fleet consists of 18 plants in Texas with total installed nameplate generating capacity as shown in the table below:

Fuel Type	Installed Nameplate Capacity (MW)	Number of Plants	Number of Units (a)
Nuclear	2,300	1	2
Lignite/coal (b)	7,217	5	11
Natural gas (c)(d)	8,002	12	35

Total	17,519	18	48

(a)	Leased units consist of six natural gas-fueled units totaling 390 MW of capacity. All other units are owned.
(b)	Does not include generation capacity of the second unit at Oak Grove, which recently achieved substantial completion (as defined in the EPC Agreement for the unit) in June 2010.
(c)	Includes 1,953 MW representing seven units mothballed and not currently available for dispatch and 655 MW representing two units operated under reliability-must-run (RMR) contracts with ERCOT. See “Natural Gas-Fueled Generation Operations” below and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010—Significant Activities and Events—Idling of Natural Gas-Fueled Units.”
(d)	Includes 1,528 MW representing 12 units currently operated for unaffiliated parties.

The generation plants are located primarily on land owned in fee. Nuclear and lignite/coal-fueled (baseload) plants are generally scheduled to run at capacity except for periods of scheduled maintenance activities or, in the case of lignite/coal units, backdown due to periods of low wholesale power prices (i.e., economic backdown) or ERCOT instruction. The natural gas-fueled generation units supplement the baseload generation capacity in meeting consumption in peak demand periods as production from a certain number of these units can more readily be ramped up or down as demand warrants.

Nuclear Generation Operations—Luminant operates two nuclear generation units at the Comanche Peak plant, each of which is designed for a capacity of 1,150 MW. Comanche Peak’s Unit 1 and Unit 2 went into commercial operation in 1990 and 1993, respectively, and are generally operated at full capacity to meet the load requirements in ERCOT. Refueling (nuclear fuel assembly replacement) outages for each unit are scheduled to occur every eighteen months during the spring or fall off-peak demand periods. Every three years, the refueling cycle results in the refueling of both units during the same year, which last occurred in 2008. While one unit is undergoing a refueling outage, the remaining unit is intended to operate at full capacity. During a refueling outage, other maintenance, modification and testing activities are completed that cannot be accomplished when the unit is in operation. Over the last three years, excluding the 55-day outage in 2007 to refuel and replace the steam generators and reactor vessel head in Unit 1, the refueling outage period per unit has ranged from 19 to 27 days. The Comanche Peak plant operated at a capacity factor of 93.5% in 2007, reflecting the planned extended refueling outage to replace the steam generator and reactor vessel head in Unit 1, 95.2% in 2008, reflecting refueling of both units and 100.0% in 2009.

Luminant has contracts in place for all of its uranium, nuclear fuel conversion services and nuclear fuel enrichment services for 2010. For the period of 2011-2015, Luminant has contracts in place for the acquisition of approximately 75% of its uranium requirements, 81% of its nuclear fuel conversion services requirements and

83% of its nuclear fuel enrichment services requirements. In addition, Luminant has contracts for all of its nuclear fuel fabrication services requirements through 2018 and a contract for a portion of its uranium requirements through 2024. Contracts for the acquisition of additional nuclear fuel enrichment services through 2023 and 2029 are substantially complete. Luminant does not anticipate any significant difficulties in acquiring uranium and contracting for associated conversion services and enrichment services in the foreseeable future.

Luminant believes its on-site used nuclear fuel storage capability is sufficient for a minimum of three years. The nuclear industry is continuing to review ways to enhance security of used-fuel storage with the NRC to fully utilize physical storage capacity. Current on-site used nuclear fuel storage capability will require the use of the industry technique of dry cask storage within the next three years.

The Comanche Peak nuclear generation units have an estimated useful life of 60 years from the date of commercial operation. Therefore, assuming that Luminant receives 20-year license extensions, similar to what has been granted by the NRC to several other commercial generation reactors over the past several years, plant decommissioning activities would be scheduled to begin in 2050 for Comanche Peak Unit 1 and 2053 for Unit 2 and common facilities. Decommissioning costs will be paid from a decommissioning trust that, pursuant to state law, is funded from Oncor’s customers through an ongoing delivery surcharge. See Note 19 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of the decommissioning trust fund.

Nuclear insurance provisions are discussed in Note 13 to EFH Corp’s historical consolidated financial statements for the year ended December 31, 2009.

Nuclear Generation Development—In September 2008, a subsidiary of TCEH filed a combined operating license application with the NRC for two new nuclear generation units, each with approximately 1,700 MW (gross capacity), at its existing Comanche Peak nuclear generation site. In connection with the filing of the application, in January 2009, subsidiaries of TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture, Comanche Peak Nuclear Power Company (CPNPC), to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. The TCEH subsidiary owns an 88% interest in CPNPC, and a MHI subsidiary owns a 12% interest.

In March 2009, the NRC announced an official review schedule for the license application. Based on the schedule, the NRC expects to complete its review by December 2011, and it is expected that a license would be issued approximately one year later. In November 2009, CPNPC filed a comprehensive revision to the license application that updated the license application for developments occurring after the initial filing.

In 2009, the DOE announced that it had selected four applicants to proceed to the due diligence phase of its Loan Guarantee Program and to commence negotiations towards potential loan guarantees for their respective generation projects. CPNPC was not among the initial four applicants selected by the DOE; however, CPNPC continues to update the DOE on its progress, with the goal of securing a DOE loan guarantee for financing the proposed units prior to commencement of construction.

Lignite/Coal-Fueled Generation Operations—Luminant’s lignite/coal-fueled generation fleet capacity totals 7,217 MW (including two recently completed new units) and consists of the Big Brown (2 units), Monticello (3 units), Martin Lake (3 units), Oak Grove (1 unit) and Sandow (2 units) plants. These plants are generally operated at full capacity to help meet the load requirements in ERCOT. Maintenance outages are scheduled during off-peak demand periods. Over the last three years, the total annual scheduled and unscheduled outages per unit averaged 31 days. Luminant’s lignite/coal-fueled generation fleet operated at a capacity factor of 90.9% in 2007, 87.6% in 2008 and 86.5% in 2009, which represents top quartile performance of US coal-fueled generation facilities. The 2008 performance reflects extended unplanned outages at several units, and the 2009 performance reflects increased economic backdown of the units.

Luminant has substantially completed a program to develop and construct three lignite-fueled generation units with a total estimated capacity of 2,200 MW. The three units consist of one unit at a leased site that is adjacent to an existing owned lignite-fueled generation unit (Sandow) and two units at an owned site (Oak Grove). The Sandow unit and the first and second Oak Grove units achieved substantial completion (as defined in the EPC Agreements for the respective units) effective September 30, 2009, December 22, 2009 and June 1, 2010, respectively. Accordingly, the company has operational control of these units.

Aggregate cash capital expenditures for these three units are expected to total approximately $3.25 billion including all construction, site preparation and mining development costs, of which $3.21 billion was spent as of June 30, 2010. The investment includes approximately $500 million for state-of-the-art emissions controls for the three new units. Including capitalized interest and the step-up in construction work-in-process balances to fair value as a result of purchase accounting for the Merger in 2007, carrying value of the units are estimated to total approximately $4.8 billion upon completion. Agreements were executed with EPC contractors Bechtel Power Corporation and Fluor Enterprises, Inc. to engineer and construct the units at Sandow and Oak Grove, respectively.

Luminant also has an environmental retrofit program under which it plans to install additional environmental control systems at its existing lignite/coal-fueled generation facilities. Capital expenditures associated with these additional environmental control systems could exceed $1.0 billion, of which $326 million was spent through 2009. Luminant has not yet completed all detailed cost and engineering studies for the additional environmental systems, and the cost estimates could change materially as it determines the details of and further evaluates the engineering and construction costs related to these investments.

Approximately 47% of the fuel used at Luminant’s lignite/coal-fueled generation plants in 2009 was supplied from lignite reserves owned in fee or leased surface-minable deposits dedicated to the Big Brown, Monticello, Martin Lake and Oak Grove plants, which were constructed adjacent to the reserves. Luminant owns in fee or has under lease an estimated 843 million tons of lignite reserves dedicated to its generation plants and 241 million tons associated with an undivided interest in the lignite mine that provides fuel for the Sandow facility. Luminant also owns in fee or has under lease in excess of 85 million tons of reserves not currently dedicated to specific generation plants. In 2009, Luminant recovered approximately 20 million tons of lignite to fuel its generation plants. Luminant utilizes owned and/or leased equipment to remove the overburden and recover the lignite.

Luminant’s lignite mining operations include extensive reclamation activities that return the land to productive uses such as wildlife habitats, commercial timberland and pasture land. In 2009, Luminant reclaimed 1,485 acres of land. In addition, Luminant planted more than 1.1 million trees in 2009, the majority of which were part of the reclamation effort.

Luminant supplements its lignite fuel at Big Brown, Monticello and Martin Lake with western coal from the Powder River Basin in Wyoming. The coal is purchased from multiple suppliers under contracts of various lengths and is transported from the Powder River Basin to Luminant’s generation plants by railcar. Based on its current usage, Luminant believes that it has sufficient lignite reserves for the foreseeable future and has contracted approximately 90% of its western coal resources and all of the related transportation through 2011.

Natural Gas-Fueled Generation Operations—Luminant’s fleet of 35 natural gas-fueled generation units totaling 8,002 MW of capacity includes 3,866 MW of currently available capacity, 2,183 MW of capacity being operated for unaffiliated third parties (including 655 MW under RMR agreements with ERCOT), and 1,953 MW of capacity currently mothballed (idled). The natural gas-fueled units predominantly serve as peaking units that can be ramped up or down as demand for electricity warrants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010—Significant Activities and Events—Idling of Natural Gas-Fueled Units.”

Wholesale Operations—Luminant’s wholesale operations play a pivotal role in our competitive business portfolio by optimally dispatching the generation fleet, including the baseload facilities, sourcing TXU Energy’s and other customers’ electricity requirements and managing commodity price risk.

Our commodity price exposure is managed across the complementary Luminant generation and TXU Energy retail businesses on a portfolio basis. Under this approach, Luminant’s wholesale operations manage the risks of imbalances between generation supply and sales load, which primarily represent exposures to natural gas price movements and market heat rate changes (variations in the relationships between natural gas prices and wholesale electricity prices), through wholesale markets activities that include physical purchases and sales and transacting in financial instruments.

Luminant’s wholesale operations manage this commodity price and heat rate exposure through asset management and hedging activities. These operations provide TXU Energy and other retail and wholesale customers with electricity and related services to meet their demands and the operating requirements of ERCOT. Luminant also sells forward generation and seeks to maximize the economic value of the generation fleet, particularly the baseload facilities. In consideration of operational production and customer consumption levels that can be highly variable, as well as opportunities for long-term purchases and sales with large wholesale market participants, Luminant buys and sells electricity in short-term transactions and executes longer-term forward electricity purchase and sales agreements. Luminant is the largest purchaser of wind-generated electricity in Texas and the fifth largest in the US with more than 900 MW of existing wind power under contract.

In its hedging activities, Luminant enters into contracts for the physical delivery of electricity and natural gas, exchange traded and “over-the-counter” financial contracts and bilateral contracts with producers, generators and end-use customers. A major part of these hedging activities is a long-term hedging program, described above under “EFH Corp.’s Strategies”, designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas, principally utilizing natural gas-related financial instruments.

The wholesale operations also dispatch Luminant’s available natural gas-fueled generation capacity. Luminant’s dispatching activities are performed through a centrally managed real-time operational staff that synthesizes operational activities across the fleet and interfaces with various wholesale market channels. Luminant’s wholesale operations coordinate the overall commercial strategy for these plants working closely with other Luminant operations. In addition, the wholesale operations manage the natural gas and fuel-oil procurement requirements for Luminant’s natural gas-fueled generation fleet.

Luminant’s wholesale operations engage in commercial operations such as physical purchases, storage and sales of natural gas, electricity and natural gas trading and third-party energy management. Natural gas operations include direct purchases from natural gas producers, transportation agreements, storage leases and commercial retail sales. Luminant currently manages approximately 11 billion cubic feet of natural gas storage capacity.

Luminant’s wholesale operations manage exposure to wholesale commodity and credit-related risk within established transactional risk management policies, limits and controls. These policies, limits and controls have been structured so that they are practical in application and consistent with stated business objectives. Risk management processes include capturing transactions, performing and validating valuations and reporting exposures on a daily basis using risk management information systems designed to support a large transactional portfolio. A risk management forum meets regularly to ensure that business practices comply with approved transactional limits, commodities, instruments, exchanges and markets. Transactional risks are monitored and limits are enforced to comply with the established risk policy. Luminant has a disciplinary program to address any violations of the risk management policies and periodically reviews these policies to ensure they are responsive to changing market and business conditions.

TXU Energy—TXU Energy serves approximately 2.1 million residential and commercial retail electricity customers in Texas with approximately 61% of retail revenues in 2009 from residential customers. Texas is one of the fastest growing states in the nation with a diverse economy and, as a result, has attracted a number of competitors into the retail electricity market; consequently, competition is expected to continue to be robust. TXU Energy, as an active participant in this competitive market, provides retail electric service to all areas of the ERCOT market now open to competition, including the Dallas/Fort Worth, Houston, Corpus Christi, and lower Rio Grande Valley areas of Texas. TXU Energy continues to market its services in Texas to add new customers and to retain its existing customers. There are more than 140 active REPs certified to compete within the State of Texas.

TXU Energy’s strategy focuses on providing its customers with high quality customer service and creating new products and services to meet customer needs; accordingly, a new customer management computer system was implemented in 2009, and other customer care enhancements are being implemented to further improve customer satisfaction. TXU Energy offers a wide range of residential products to meet various customer needs. TXU Energy is investing $100 million over five years ending in 2012, including a total of $20 million spent as of December 31, 2009, in energy efficiency initiatives as part of a program to offer customers a broad set of innovative energy products and services.

Regulation—Luminant is an exempt wholesale generator under the Energy Policy Act of 2005 and is subject to the jurisdiction of the NRC with respect to its nuclear generation plant. NRC regulations govern the granting of licenses for the construction and operation of nuclear-fueled generation facilities and subject such facilities to continuing review and regulation. Luminant also holds a power marketer license from the FERC and, with respect to any wholesale power sales outside the ERCOT market, is subject to market behavior and any other competition-related rules and regulations under the Federal Power Act that are administered by the FERC.

Luminant is also subject to the jurisdiction of the PUCT’s oversight of the competitive ERCOT wholesale electricity market. PUCT rules do not set wholesale power prices in the market but do provide certain limits and framework for such pricing and market behavior. Luminant is also subject to the requirements of the ERCOT Protocols, the soon to be effective Nodal Protocols, and ERCOT reliability standards as adopted and enforced by the TRE and NERC.

TXU Energy is a licensed REP under the Texas Electric Choice Act and is subject to the jurisdiction of the PUCT with respect to provision of electricity service in ERCOT. PUCT rules govern the granting of licenses for REPs, including oversight but not setting of prices charged. TXU Energy is also subject to the requirements of the ERCOT Protocols, the soon to be effective Nodal Protocols and ERCOT reliability standards as adopted and enforced by the TRE and NERC.

Regulated Delivery Segment

The Regulated Delivery segment consists of the operations of Oncor. Oncor is a regulated electricity transmission and distribution company that provides the service of delivering electricity safely, reliably and economically to end-use consumers through its distribution systems, as well as providing transmission grid connections to merchant generation facilities and interconnections to other transmission grids in Texas. Oncor’s service territory has an estimated population in excess of seven million, about one-third of the population of Texas, and comprises 91 counties and over 400 incorporated municipalities, including Dallas/Fort Worth and surrounding suburbs, as well as Waco, Wichita Falls, Odessa, Midland, Tyler and Killeen. Oncor’s transmission and distribution assets are located principally in the north-central, eastern and western parts of Texas. Most of Oncor’s power lines have been constructed over lands of others pursuant to easements or along public highways, streets and rights-of-way as permitted by law. Oncor’s transmission and distribution rates are regulated by the PUCT.

Oncor is not a seller of electricity, nor does it purchase electricity for resale. It provides transmission services to other electricity distribution companies, cooperatives and municipalities. It provides distribution services to REPs, which sell electricity to retail customers. Oncor is also subject to the requirements of the ERCOT Protocols, the soon to be effective Nodal Protocols and ERCOT reliability standards as adopted and enforced by the TRE and NERC.

Performance—Oncor achieved market-leading electricity delivery performance in nine out of 12 key PUCT market metrics in 2009. These metrics measure the success of transmission and distribution companies in facilitating customer transactions in the competitive Texas electricity market. Two additional metrics for expedited switching have been added by the PUCT in 2010.

Investing in Infrastructure and Technology—In 2009, Oncor invested $1.0 billion in its network to construct, rebuild and upgrade transmission lines and associated facilities, to extend the distribution infrastructure, and to pursue certain initiatives in infrastructure maintenance and information technology. Reflecting its commitment to infrastructure, in September 2008, Oncor and several other ERCOT utilities filed with the PUCT a plan to participate in the construction of transmission improvements designed to interconnect existing and future renewable energy facilities to transmit electricity from Competitive Renewable Energy Zones (CREZs) identified by the PUCT. In 2009, the PUCT awarded approximately $1.3 billion of CREZ construction projects to Oncor. The projects involve the construction of transmission lines to support the transmission of electricity from renewable energy sources, principally wind generation facilities, in west Texas to population centers in the eastern part of the state. The cost estimates for the CREZ construction projects are based upon analyses prepared by ERCOT in April 2008. Based on the selection of final routes for the three default and nine priority projects and identification of additional costs not included in the original ERCOT estimate (e.g., wind interconnection facilities and required modifications to existing facilities), Oncor estimates that the cost of these projects will exceed ERCOT estimates by approximately $220 million. Final routes for five subsequent projects have not yet been selected by the PUCT. As of June 30, 2010, Oncor’s CREZ-related capital expenditures totaled $217 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)—Regulation and Rates.”

Oncor’s technology upgrade initiatives include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. The advanced meters can be read remotely, rather than by a meter reader physically visiting the location of each meter. Advanced meters facilitate automated demand side management, which allows consumers to monitor the amount of electricity they are consuming and adjust their electricity consumption habits. As of June 30, 2010, Oncor has installed approximately 1.085 million advanced digital meters. As the new meters are integrated, Oncor reports 15-minute interval, billing-quality electricity consumption data to ERCOT for Texas market settlement purposes. The data makes it possible for REPs to support new programs and pricing options. In addition to the potential energy efficiencies from advanced metering, Oncor expects to invest over $300 million ($100 million in excess of regulatory requirements) over the five years ending in 2012 in programs designed to improve customer electricity demand efficiencies. As of December 31, 2009, Oncor has invested $125 million in these programs, including $67 million in 2009, and 22% of the amount in excess of regulatory requirements has been spent.

In a stipulation with several parties that was approved by the PUCT (as discussed in Note 6 to EFH Corp’s historical consolidated financial statements for the year ended December 31, 2009), Oncor committed to a variety of actions, including minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions. Approximately 50% of this total was spent as of December 31, 2009. This spending does not include the CREZ facilities.

Electricity Transmission—Oncor’s electricity transmission business is responsible for the safe and reliable operations of its transmission network and substations. These responsibilities consist of the construction and maintenance of transmission facilities and substations and the monitoring, controlling and dispatching of high-voltage electricity over Oncor’s transmission facilities in coordination with ERCOT.

Oncor is a member of ERCOT, and its transmission business actively assists the operations of ERCOT and market participants. Through its transmission business, Oncor participates with ERCOT and other member utilities to plan, design, construct and operate new transmission lines, with regulatory approval, necessary to maintain reliability, interconnect to merchant generation facilities, increase bulk power transfer capability and minimize limitations and constraints on the ERCOT transmission grid.

Transmission revenues are provided under tariffs approved by either the PUCT or, to a small degree related to an interconnection to other markets, the FERC. Network transmission revenues compensate Oncor for delivery of electricity over transmission facilities operating at 60 kV and above. Other services offered by Oncor through its transmission business include, but are not limited to: system impact studies, facilities studies, transformation service and maintenance of transformer equipment, substations and transmission lines owned by other parties.

Provisions of the 1999 Restructuring Legislation allow Oncor to annually update its transmission rates to reflect changes in invested capital. These “capital tracker” provisions encourage investment in the transmission system to help ensure reliability and efficiency by allowing for timely recovery of and return on new transmission investments.

At December 31, 2009, Oncor’s transmission facilities includes approximately 5,173 circuit miles of 345-kV transmission lines and approximately 9,954 circuit miles of 138-and 69-kV transmission lines. Sixty-two generation facilities totaling 36,165 MW are directly connected to Oncor’s transmission system, and 277 transmission stations and 702 distribution substations are served from Oncor’s transmission system.

At December 31, 2009, Oncor’s transmission facilities have the following connections to other transmission grids in Texas:

	Number of Interconnected Lines
Grid Connections	345kV	138kV	69kV
Centerpoint Energy Inc.	8	—	—
American Electric Power Company, Inc (a)	4	7	12
Lower Colorado River Authority	6	20	3
Texas Municipal Power Agency	8	6	—
Texas New Mexico Power	2	9	11
Brazos Electric Power Cooperative	4	104	20
Rayburn Country Electric Cooperative	—	32	7
City of Georgetown	—	2	—
Tex-La Electric Cooperative	—	11	1
Other small systems operating wholly within Texas	—	3	2

(a)	One of the 345-kV lines is an asynchronous high-voltage direct current connection with the Southwest Power Pool.

Electricity Distribution—Oncor’s electricity distribution business is responsible for the overall safe and efficient operation of distribution facilities, including electricity delivery, power quality and system reliability. These responsibilities consist of the ownership, management, construction, maintenance and operation of the distribution system within Oncor’s certificated service area. Oncor’s distribution system receives electricity from the transmission system through substations and distributes electricity to end-users and wholesale customers through approximately 3,097 distribution feeders.

The Oncor distribution system includes over 3.1 million points of delivery. Over the past five years, the number of distribution system points of delivery served by Oncor, excluding lighting sites, grew an average of approximately 1.26% per year, adding approximately 24,689 points of delivery in 2009.

The Oncor distribution system consists of approximately 56,260 miles of overhead primary conductors, approximately 21,587 miles of overhead secondary and street light conductors, approximately 15,352 miles of underground primary conductors and approximately 9,528 miles of underground secondary and street light conductors. The majority of the distribution system operates at 25-kV and 12.5-kV.

Oncor’s distribution rates for residential and small commercial users are based on actual monthly consumption (kWh), and rates for large commercial and industrial users are based on the greater of actual monthly demand (kilowatt) or 80% of peak monthly demand during the prior eleven months.

Customers—Oncor’s transmission customers consist of municipalities, electric cooperatives and other distribution companies. Oncor’s distribution customers consist of more than 70 REPs in Oncor’s certificated service area, including TCEH. Distribution revenues from TCEH represented 38% of Oncor’s total revenues for 2009, and revenues from subsidiaries of Reliant Energy, Inc., each of which is a non-affiliated REP, represented 14% of Oncor’s total revenues for 2009. No other customer represented more than 10% of Oncor’s total operating revenues. The consumers of the electricity delivered by Oncor are free to choose their electricity supplier from REPs who compete for their business.

Regulation and Rates—As its operations are wholly within Texas, Oncor is not a public utility as defined in the Federal Power Act and, as a result, it is not subject to general regulation under this Act. However, Oncor is subject to reliability standards adopted and enforced by the TRE and NERC under the Federal Power Act.

The PUCT has original jurisdiction over transmission and distribution rates and services in unincorporated areas and in those municipalities that have ceded original jurisdiction to the PUCT and has exclusive appellate jurisdiction to review the rate and service orders and ordinances of municipalities. Generally, PURA prohibits the collection of any rates or charges by a public utility (as defined by PURA) that does not have the prior approval of the appropriate regulatory authority (PUCT or municipality with original jurisdiction). In accordance with a stipulation approved by the PUCT, Oncor filed a rate case with the PUCT in June 2008, based on a test year ended December 31, 2007. In August 2009, the PUCT issued a final order with respect to the rate review as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)—Regulation and Rates.”

At the state level, PURA, as amended, requires owners or operators of transmission facilities to provide open-access wholesale transmission services to third parties at rates and terms that are nondiscriminatory and comparable to the rates and terms of the utility’s own use of its system. The PUCT has adopted rules implementing the state open-access requirements for utilities that are subject to the PUCT’s jurisdiction over transmission services, such as Oncor.

Securitization Bonds—The Regulated Delivery segment includes Oncor’s wholly-owned, bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC. This financing subsidiary was organized for the limited purpose of issuing specified transition bonds in 2003 and 2004. Oncor Electric Delivery Transition Bond Company LLC issued $1.3 billion principal amount of securitization (transition) bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Environmental Regulations and Related Considerations

Global Climate Change

Background—A growing concern has emerged nationally and internationally about global climate change and how greenhouse gas (GHG) emissions, such as CO2, might contribute to global climate change. We produce GHG emissions from the direct combustion of fossil fuels at our generation plants, primarily our lignite/coal-fueled generation units. CO2, methane and nitrous oxide are emitted in this combustion process, with CO2 representing the largest portion of these GHG emissions. GHG emissions (primarily CO2) from our combustion of fossil fuels represent the substantial majority of our total GHG emissions. For 2009, we estimate that our generation plants produced 54 million short tons of CO2 based on continuously monitored data reported to and approved by the EPA. The three new lignite-fueled units that have achieved substantial completion (as defined in the EPC Agreement for the units) will generate additional CO2 emissions. Other aspects of our operations result in emissions of GHGs including, among other things, coal piles at our generation plants, sulfur hexafluoride in our electric operations, refrigerant from our chilling and cooling equipment, fossil fuel combustion in our motor vehicles and electricity usage at our facilities and headquarters. Because a substantial portion of our generation portfolio consists of lignite/coal-fueled generation plants, including the three new lignite-fueled generation units that are at or near completion, our financial condition and/or results of operations could be materially adversely affected by the enactment of statutes or regulations that mandate a reduction in GHG emissions or that impose financial penalties, costs or taxes on those that produce GHG emissions. See “Risk Factors” elsewhere in this Prospectus for additional discussion of risks posed to us regarding global climate change regulation.

Global Climate Change Legislation—Several bills have been introduced in the US Congress or advocated by the Obama Administration that are intended to address climate change using different approaches, including most prominently a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade). In addition to potential federal legislation to regulate GHG emissions, the US Congress might also consider other legislation that could result in the reduction of GHG emissions, such as the establishment of renewable energy portfolio standards.

Through our own evaluation and working in tandem with other companies and industry trade associations, we have supported the development of an integrated package of recommendations for the federal government to address the global climate change issue through federal legislation, including GHG emissions reduction targets for total US GHG emissions and rigorous cost containment measures to ensure that program costs are not prohibitive. In the event GHG legislation involving a cap-and-trade program is enacted, we believe that such a program should be mandatory, economy-wide, consistent with expected technology development timelines and designed in a way to limit potential harm to the economy and protect consumers. We contend that any mechanism for allocation of GHG emission allowances should include substantial allocation of allowances to offset the cost of GHG regulation, including the cost to electricity consumers. In addition, we participate in a voluntary electric utility industry sector climate change initiative in partnership with the DOE. Our strategies are generally consistent with the “EEI Global Climate Change Points of Agreement” published by the Edison Electric Institute in January 2009 and “The Carbon Principles” announced in February 2008 by three major financial institutions. Finally, we have created a Sustainable Energy Advisory Board that advises us on technology development opportunities that reduce the effects of our operations on the environment while balancing the need to address the energy requirements of Texas. Our Sustainable Energy Advisory Board is comprised of individuals who represent the following interests, among others: the environment, customers, economic development in Texas and technology/reliability standards. If, despite these efforts, a substantial number of our investors, customers or others refuse to do business with us because of our GHG emissions, it could have a material adverse effect on our results of operations, financial position and liquidity.

Federal Level—A number of pieces of legislation dealing with GHG emissions have been proposed in the US Congress, including the Waxman-Markey bill, known as the American Clean Energy and Security Act of 2009 (Waxman-Markey), the Kerry-Boxer bill, known as the Clean Energy Jobs and American Power Act (Kerry-Boxer) and the Kerry-Lieberman bill, known as the American Power Act (Kerry-Lieberman). This proposed legislation is not law, but in June 2009 Waxman-Markey was passed by the US House of Representatives and sent to the US Senate for consideration. Kerry-Boxer was reported out of the US Senate Environment and Public Works Committee, but has not been taken up by the Senate as a whole. Kerry-Lieberman was released by its sponsors in May 2010 when it appeared that progress on passing Kerry-Boxer had stalled.

As currently proposed, Waxman-Markey takes several approaches to address GHG emissions, including establishing renewable energy and energy efficiency standards, establishing performance standards for coal-

fueled electricity generation units, and creating an economy-wide cap-and-trade program. The renewable energy and energy efficiency standards would require retail electricity suppliers to meet 6% of their load with renewable energy sources by 2012, increasing to 20% of their load by 2020, some of which could be met by energy efficiency measures. The performance standards for coal-fueled electricity generation units would require a 65% reduction in CO2 emissions for subject generation units initially permitted after January 1, 2020, and a 50% reduction in CO2 emissions for subject electricity generation units initially permitted between January 1, 2009 and January 1, 2020 once certain technology deployment criteria are met but no later than January 1, 2025. The cap-and-trade program would require emissions from capped sources, including coal-fueled electricity generation units, to be reduced 3% below 2005 levels by 2012, 17% by 2020, 42% by 2030 and 83% by 2050. The version of Waxman-Markey passed by the US House of Representatives included provisions that allocated a large percentage of the emissions allowances at no charge to various groups that would be impacted by such a cap-and-trade program, including certain merchant coal-fueled generation units. The Kerry-Boxer and Kerry-Lieberman proposals employ a cap and trade approach similar to Waxman-Markey, with Kerry-Boxer requiring a greater reduction in CO2 emissions levels by 2020 and providing a smaller grant of emission allowances to the electric power sector, including merchant coal-fueled generation units. Emission reduction requirements applicable to electric generation sources under Kerry-Lieberman would start a year later than under Waxman-Markey and Kerry-Boxer, but at an initially higher rate (4.75% below 2005 emission levels). Neither Kerry-Boxer nor Kerry-Lieberman includes a renewable energy and energy efficiency standard, which is addressed in a separate proposal in the US Senate.

Recent developments in the US Senate indicate that the prospects for passage of any cap-and-trade legislation in this Congress are not likely. However, if any of them or similar legislation were to be adopted, our costs of compliance with the law could be material.

In April 2007, the US Supreme Court issued a decision in the case of Massachusetts v. US Environmental Protection Agency holding that CO2 and other GHG emissions are pollutants subject to regulation under the new motor vehicle provisions of the federal Clean Air Act. The case was remanded to the EPA for further rulemaking to determine whether GHG emissions may reasonably be anticipated to endanger public health or welfare, or in the alternative, provide a reasonable explanation why GHG emissions should not be regulated. In December 2009, the EPA issued a finding that GHG emissions endanger human health and the environment and that emissions from motor vehicles contribute to that endangerment. The EPA’s finding required it to begin regulating GHG emissions from motor vehicles and ultimately stationary sources under existing provisions of the federal Clean Air Act. Since the issuance of the finding, a number of parties (including the State of Texas) have appealed the finding to the US District Court of Appeals.

Following its endangerment finding, the EPA took three regulatory actions with respect to the control of GHG emissions. First, the EPA adopted in April 2010 GHG emission standards for certain new motor vehicles. Second, the EPA on March 29, 2010 completed a reconsideration of a memorandum issued in December 2008 by then EPA Administrator Stephen Johnson on the issue of when the Clean Air Act’s Prevention of Significant Deterioration (“PSD”) program would apply to newly identified pollutants such as GHGs. The EPA’s determination on reconsideration was that the Clean Air Act’s PSD permit requirements would apply when a nation-wide rule requiring the control of a pollutant takes effect. Under this determination, the earliest time that PSD permitting requirements would apply to GHG emissions from stationary sources like power generation facilities would be January 2011 – the first date that new motor vehicles must meet the new GHG standards. Third, the EPA finalized on June 3, 2010 its so-called “tailoring rule” that established new thresholds of GHG emissions for the applicability of permits under the Clean Air Act for stationary sources, including power generation facilities. The EPA’s tailoring rule defines the threshold of GHG emissions for determining applicability of the Clean Air Act’s permitting programs and PSD program at levels greater than the lower emission thresholds contained in the Clean Air Act. In addition, in September 2009, the EPA issued a final rule requiring the reporting, by March 2011, of calendar year 2010 GHG emissions from specified large GHG emissions sources in the US (such reporting rule would apply to our lignite-fueled generation facilities).

Any federal GHG legislation is expected to limit, to some extent, the EPA’s authority to regulate GHGs under existing Clean Air Act regulatory programs, but if Congress fails to pass GHG legislation, the EPA is expected to continue its announced Clean Air Act regulatory actions. Our costs of complying with future EPA limitations on GHG emissions could be material.

In September 2009, the US Court of Appeals for the Second Circuit issued a decision in the case of State of Connecticut v. American Electric Power Company Inc. holding that various states, a municipality and certain private trusts have standing to sue and have sufficiently alleged a cause of action under the federal common law of nuisance for injuries allegedly caused by the defendant power generation companies’ emissions of GHGs. The decision does not address the merits of the nuisance claim, and is still subject to appeal.

In October 2009, the US Court of Appeals for the Fifth Circuit issued a decision in the case of Comer v. Murphy Oil USA holding that certain Mississippi residents have standing to sue to pursue state law nuisance, negligence and trespass claims for injuries purportedly suffered because the defendants’ emissions of GHGs allegedly increased the destructive force of Hurricane Katrina. This decision, like the American Electric Power decision discussed above, did not address the merits of such a nuisance claim. The US Court of Appeals accepted the case for rehearing, but was unable to muster a quorum to issue a decision, resulting in a dismissal of the Court of Appeals’ earlier decision that had found that the residents had standing to assert their claims. The case is subject to further appeal.

In September 2009, the US District Court for the Northern District of California issued a decision in the case of Native Village of Kivalina v. ExxonMobil Corporation dismissing claims asserted by an Eskimo village that emissions of GHGs from approximately 24 oil and energy companies are causing global warming, which has damaged the arctic sea ice that protects the village from winter storms and erosion. The court dismissed the claims because they raised nonjudiciable political questions and because plaintiffs lacked standing to sue. The decision is subject to appeal.

While we are not a party to these suits, they could encourage or form the basis for a lawsuit asserting similar nuisance claims regarding emissions of GHGs. If any similar suit was successfully asserted against us in the future, it could have a material adverse effect on our business, results of operations and financial condition.

State and Regional Level—There are currently no Texas state regulations in effect concerning GHGs, and there are no regional initiatives concerning GHGs in which the State of Texas is a participant. We oppose state-by-state regulation of GHGs. In October 2009, Public Citizen Inc. filed a lawsuit against the Texas Commission on Environmental Quality (TCEQ) and its commissioners seeking to compel the TCEQ to regulate GHG emissions under the Texas Clean Air Act. The Attorney General of Texas has filed special exceptions to the Public Citizen pleading. We are not a party to this litigation. If limitations on emissions of GHGs are enacted in Texas, our costs of compliance could be material.

International Level—The US currently is not a party to the Kyoto Protocol, which is a protocol to the United Nations Framework Convention on Climate Change (UNFCCC). The United Nations’ Kyoto Protocol process generally requires developed countries to cap GHG emissions at certain levels during the 2008 to 2012 time period. At the conclusion of the December 2007 United Nations Climate Change Conference, the Bali Action Plan was adopted, which identifies a work group, process and timeline for the consideration of possible post-2012 international actions to further address climate change. In December 2009, leaders of developed and developing countries met in Copenhagen under the UNFCCC and issued the Copenhagen Accord. The Copenhagen Accord provides a mechanism for countries to make economy-wide GHG emission mitigation commitments for reducing emissions of GHGs by 2020 and provides for developed countries to fund GHG emission mitigation projects in developing countries. President Obama participated in the development of, and endorsed, the Copenhagen Accord. In January 2010, the US informed the United Nations that it would reduce GHG emissions by 17% from 2005 levels by 2020, contingent on Congress passing climate change legislation.

We continue to assess the risks posed by possible future legislative or regulatory changes pertaining to GHG emissions. Because the proposals described above are in their formative stages, we are unable to predict the potential effects on our business, financial condition and/or results of operations; however, any such effects could be material. The effect will depend, in large part, on the specific requirements of the legislation or regulation and how much, if any, of the costs are included in wholesale prices.

EFH Corp.’s Voluntary Energy Efficiency, Renewable Energy, and Global Climate Change Efforts—We are considering, or expect to be actively engaged in, business activities that could result in reduced GHG emissions including:

•

Investing in Energy Efficiency or Related Initiatives by Our Competitive Businesses—Our competitive businesses expect to invest $100 million in energy efficiency or related initiatives over a five-year period that began in 2008, including initiatives such as the TXU Energy Power Monitor™, an in-home display device that enables residential customers to monitor whole-house energy usage and cost in real-time, and projects month-end bill amounts; the TXU Energy iThermostat™, a web-enabled programmable thermostat with a load control feature for cycling off air conditioners during times of peak energy demand; time-based electricity rates that are expected to work in conjunction with advanced metering infrastructure; rate plans that include electricity from renewable resources; an Online Energy Store that provides customers the opportunity to purchase hard-to-find, cost-effective energy efficiency products; a Compact Fluorescent Light (CFL) program that provides packages of CFLs to customers; a program to refer customers to energy efficiency contractors; the provision of rebates to business customers for purchasing new energy efficient equipment for their facilities based on a detailed engineering design through the Energy Conservation Investment Program; the Energy Efficiency Assistance Program that delivers products and services, as well as grants through social service agencies, to improve the energy efficiency of participating low income customer homes and apartment complexes; and online energy audit tools and tips for using less electricity;

•

Investing in Energy Efficiency Initiatives by Oncor—In addition to the potential energy efficiencies from advanced metering, Oncor expects to invest over $300 million in energy efficiency initiatives over a five-year period that began in 2008 through such efforts as traveling across the State of Texas educating consumers about electricity, including the benefits of energy efficiency, advanced meters and renewable energy, and investment of over $16 million in the installation of solar photovoltaic systems in customer’s homes and facilities that is expected to result in savings of up to 4.8 million kWh of electricity;

•

Participating in the CREZ Program—Oncor has been selected by the PUCT to construct CREZ transmission facilities that are designed to connect existing and future renewable energy facilities to the electricity transmission system in ERCOT (see the 1st Quarter MD&A “—Regulation and Rates”);

•

Purchasing Electricity from Renewable Sources—We expect to remain a leader in the ERCOT market in providing electricity from renewable sources by purchasing up to 1,500 MW of wind power. Our total wind power portfolio is currently more than 900 MW;

•

Promoting the Use of Solar Power—TXU Energy currently purchases surplus renewable distributed generation from qualified customers. In addition, TXU Energy’s Solar Academy works with Texas school districts to teach and demonstrate the benefits of solar power;

•

Investing in Technology—We continue to evaluate the development and commercialization of cleaner power facility technologies; technologies that support sequestration and/or reduction of CO2; incremental renewable sources of electricity, including wind and solar power; energy storage, including advanced battery and compressed air storage, as well as related technologies that seek to lower emissions intensity. Additionally, we continue to explore the advances in electric cars and plug-in hybrid electric vehicles that have the potential to reduce overall GHG emissions;

•	Evaluating the Development of a New Nuclear Generation Facility—We have filed an application with the NRC for combined construction and operating licenses for up to 3,400 MW of new nuclear generation capacity (the lowest GHG emission source of baseload generation currently available) at our Comanche Peak nuclear generation facility. In addition, we have (i) filed a loan guarantee application with the DOE for financing of the proposed units and (ii) formed a joint venture with MHI to further develop the units using MHI’s US-Advanced Pressurized Water Reactor technology, and

•

Offsetting GHG Emissions by Planting Trees—We are engaged in a number of tree planting programs that offset GHG emissions, resulting in the planting of over 1.1 million trees in 2009. The majority of these trees were planted as part of our mining reclamation efforts but also include TXU Energy’s Urban Tree Farm program, which has planted more than 150,000 trees since its inception in 2002.

Sulfur Dioxide, Nitrogen Oxide and Mercury Air Emissions

The EPA has promulgated Acid Rain Program rules that require fossil-fueled plants to have sufficient SO2 emission allowances and meet certain NOx emission standards. Our generation plants meet these SO2 allowance requirements and NOx emission rates.

In 2005, the EPA issued a final rule to further reduce SO2 and NOx emissions from power plants. The SO2 and NOx reductions required under the Clean Air Interstate Rule (CAIR), which were required to be phased in between 2009 and 2015, were based on a cap and trade approach (market-based) in which a cap was put on the total quantity of emissions allowed in 28 eastern states (including Texas). Emitters were required to have allowances for each ton emitted, and emitters were allowed to trade emissions under the cap. In July 2008, the US Court of Appeals for the D.C. Circuit (D.C. Circuit Court) vacated CAIR. In December 2008, in response to an EPA petition, the D.C. Circuit Court reversed, in part, its previous ruling. Such reversal confirmed CAIR is not valid, but allowed it to remain in place while the EPA revises CAIR to correct the previously identified shortcomings. In July 2010, the EPA released a proposed rule called the Clean Air Transport Rule (CATR). The CATR, as proposed, would replace CAIR in 2012 and would require no additional emission reductions for Luminant. However, we cannot predict the impact of a final rule on our business, results of operations and financial condition. See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of the impairment of emission allowances intangible assets.

In 2005, the EPA also published a final rule requiring reductions of mercury emissions from coal-fueled generation plants. The Clean Air Mercury Rule (CAMR) was based on a nationwide cap and trade approach. The mercury reductions were required to be phased in between 2010 and 2018. In March 2008, the D.C. Circuit Court vacated CAMR. In February 2009, the US Supreme Court refused to hear the appeal of the D.C. Circuit Court’s ruling. The EPA agreed in a consent decree submitted for court approval to propose Maximum Achievable Control Technology rules by March 2011 and finalize those rules by November 2011. See Note 13 to EFH Corp’s historical consolidated financial statements for the year ended December 31, 2009—“Litigation Related to Generation Facilities”.

SO2 reductions required under the proposed regional haze/visibility rule (or so-called BART rule) only apply to units built between 1962 and 1977. The reductions are required on a unit-by-unit basis. The EPA provides the option for states to use CAIR to satisfy BART reductions for electricity generating units, and Texas has chosen this option. In 2009, Texas submitted its plan to the EPA for approval. We cannot predict what decision the EPA will make or when.

In connection with our construction of three new lignite-fueled generation units in Texas, we have committed to reduce emissions of NOx, SO2 and mercury through the installation of emissions control equipment at both new and existing units and fuel blending at some existing units. We have also applied with the TCEQ to seek a “maximum achievable control technology” determination for our two Oak Grove units that are under construction and have agreed to offset any emissions above those levels. These efforts, which will involve incremental equipment investments as well as additional costs for facility operations and maintenance in the future, will be coordinated with efforts related to applicable environmental rules to provide the most cost-effective compliance plan options.

The following are the major air quality improvements planned at our existing and new coal-fueled generation plants to help meet the offset and reduction commitment:

•

To reduce NOx emissions, we have applied for permits to install selective catalytic reduction (SCR) systems at our Martin Lake plant. In addition, we have installed selective non-catalytic reduction systems at our Monticello and Big Brown plants and improved the low-NOx burner technology at one of our Monticello units. These activities are in addition to SCR systems recently installed at the legacy Sandow unit and at the new Oak Grove units;

•	To reduce mercury emissions, we have installed activated carbon injection equipment, a sorbent injection system technology, at all of our lignite/coal-fired plants, and

•

To reduce SO2 emissions, we plan to increase use of lower-sulfur coal at various plants. In addition, Martin Lake mine is using coal-cleaning technology to reduce both SO2 and mercury emissions, and we are evaluating the effectiveness of this technology at Big Brown and Monticello mines.

The Clean Air Act requires each state to monitor air quality for compliance with federal health standards. The EPA is required to periodically review, and if appropriate, revise all national ambient quality standards. The standards for ozone are not being achieved in several areas of Texas. The TCEQ adopted State Implementation Plan (SIP) rules in May 2007 to deal with eight-hour ozone standards, which required NOx emission reductions from certain of our peaking natural gas-fueled units in the Dallas-Fort Worth area. In March 2008, the EPA made the eight-hour ozone standards more stringent. In January 2010, the EPA proposed to further reduce the eight-hour ozone standard and to adopt a secondary standard for the protection of sensitive vegetation from ozone-related damage. Since the EPA projects that SIP rules to address attainment of these new more stringent standards will not be required until December 2013, we cannot yet predict the impact of this action on our generation facilities. In January 2010, the EPA added a new one-hour NOx National Ambient Air Quality standard that may require actions within Texas to reduce emissions. The TCEQ will be required to revise its monitoring network and submit an implementation plan with compliance required by January 2021/2022. In June 2010, the EPA adopted a new one-hour SO2 national ambient air quality standard that may require action within Texas to reduce SO2 emissions. The TCEQ will be required to conduct modeling and develop an implementation plan by 2014, pursuant to which compliance will be required by 2017, according to the EPA’s implementation timeline. We cannot predict the impact of the new standards on our business, results of operations or financial condition until the TCEQ adopts (if required) an implementation plan with respect to the standards.

We believe that we hold all required emissions permits for facilities in operation and have applied for or obtained the necessary construction permits for facilities under construction. However, any of the regulatory actions or proposed regulatory actions described above could lead to significant restrictions on operations or significant compliance costs for Luminant.

Water

The TCEQ and the EPA have jurisdiction over water discharges (including storm water) from facilities in Texas. We believe our facilities are presently in material compliance with applicable state and federal requirements relating to discharge of pollutants into water. We believe we hold all required waste water discharge permits from the TCEQ for legacy facilities and have applied for or obtained necessary permits for recently constructed facilities. We also believe we can satisfy the requirements necessary to obtain any required permits or renewals. Recent changes to federal rules pertaining to the Spill Prevention, Control and Countermeasure (SPCC) plans for oil-filled electrical equipment and bulk storage facilities for oil will require updating of certain of our facilities. We have determined that SPCC plans will be required for certain substations, work centers and distribution systems by November 10, 2010, and we are currently compiling data for development of these plans.

Diversion, impoundment and withdrawal of water for cooling and other purposes are subject to the jurisdiction of the TCEQ and the EPA. We believe we possess all necessary permits for these activities from the TCEQ for our present operations. We have obtained the necessary water rights permit from the TCEQ for the lignite mine that supports the Oak Grove units. Clean Water Act Section 316(b) regulations pertaining to existing water intake structures at large generation facilities were published by the EPA in 2004. As prescribed in the regulations, we began implementing a monitoring program to determine the future actions that might need to be taken to comply with these regulations. In January 2007, a federal court ruled against the EPA in a lawsuit brought by environmental groups challenging aspects of these regulations, and in July 2007, the EPA announced that it was suspending the regulations pending further rulemaking. The US Supreme Court issued a decision in April 2009 reversing the federal court’s decision, in part, and finding that the EPA permissibly used cost-benefit analysis in the Section 316(b) regulations. In the absence of regulations, the EPA has instructed the states implementing the Section 316(b) program to use best professional judgment in reviewing applications and issuing permits under Section 316(b). We cannot predict the impact on our operations of the suspended regulations or of new regulations, if any, that replace them.

Radioactive Waste

We currently ship low-level waste material to a disposal facility outside of Texas. Under the federal Low-Level Radioactive Waste Policy Act of 1980, as amended, the State of Texas is required to provide, either on its own or jointly with other states in a compact, for the disposal of all low-level radioactive waste generated within the state. The State of Texas has agreed to a compact for a disposal facility that would be located in Texas. That compact was ratified by Congress and signed by the President in 1998. In 2003, the State of Texas enacted legislation allowing a private entity to be licensed to accept low-level radioactive waste for disposal, and in 2004 the State received a license application from such an entity for review. In January 2009, the TCEQ approved this permit. We expect to continue to ship low-level waste material off-site for as long as an alternative disposal site is available. Should existing off-site disposal become unavailable, the low-level waste material will be stored on-site. (See discussion under “Luminant—Nuclear Generation Operations” above.)

We believe that our on-site used nuclear fuel storage capability is sufficient for a minimum of three years. The nuclear industry is continuing to review ways to enhance security of used-fuel storage with the NRC to fully utilize physical storage capacity. Current on-site used nuclear fuel storage capability will require the use of the industry technique of dry cask storage within the next three years.

Solid Waste, Including Fly Ash Associated with Lignite/Coal-Fueled Generation

Treatment, storage and disposal of solid waste and hazardous waste are regulated at the state level under the Texas Solid Waste Disposal Act and at the federal level under the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act. The EPA has issued regulations under the Resource Conservation and Recovery Act of 1976 and the Toxic Substances Control Act, and the TCEQ has issued regulations under the Texas Solid Waste Disposal Act applicable to our facilities. We believe we are in material compliance with all applicable solid waste rules and regulations. In addition, we have registered solid waste disposal sites and have obtained or applied for permits required by such regulations.

In December 2008, an ash impoundment facility at a Tennessee Valley Authority (TVA) site ruptured releasing a significant quantity of coal ash slurry. No impoundment failures of this magnitude have ever occurred at any of our impoundments, which are inspected on a regular basis, and we routinely sample groundwater monitoring wells to ensure compliance with all applicable regulations. As a result of the TVA ash impoundment failure, in May 2010, the EPA released a proposed rule that considers regulating coal combustion residuals as either a hazardous waste or a non-hazardous waste. We are unable to predict the requirements of a final rule; however, the potential cost of compliance could be material.

The EPA issued a notice in December 2009 that it had identified several industries, including the electric power industry, that should be subject to financial responsibility requirements under the Comprehensive Environmental Response, Compensation and Liability Act consistent with the risk associated with their production, transportation, treatment, storage or disposal of hazardous substances. The EPA indicated in its notice that it would develop regulations that define the scope of those financial responsibility requirements. We do not know, at this time, the scope of these requirements, nor are we able to estimate the potential cost (which could be material) of complying with any such new requirements.

Environmental Capital Expenditures

Capital expenditures for our environmental projects totaled $149 million in 2009 and are expected to total approximately $80 million in 2010, consisting primarily of environmental projects at existing lignite/coal-fueled generation plants. These amounts are exclusive of emissions control equipment investment planned as part of the three-unit generation development program, which is expected to total up to $500 million over the construction period. See discussion above under “Luminant—Lignite/Coal-Fueled Generation Operations” regarding planned investments in emissions control systems.

Litigation Related to Generation Facilities

In September 2007, an administrative appeal challenging the order of the TCEQ issuing the air permit for construction and operation of the Oak Grove generation facility in Robertson County, Texas was filed in the State District Court of Travis County, Texas. Plaintiffs asked that the District Court reverse the TCEQ’s approval of the Oak Grove air permit and the TCEQ’s adoption and approval of the TCEQ Executive Director’s Response to Comments, and remand the matter back to TCEQ for further proceedings. In addition to this administrative appeal, two other petitions were filed in Travis County District Court by non-parties to the administrative hearing before the TCEQ and the State Office of Administrative Hearings (SOAH) seeking to challenge the TCEQ’s issuance of the Oak Grove air permit and asking the District Court to remand the matter to the SOAH for further proceedings. Finally, the plaintiffs in these two additional lawsuits filed a third, joint petition claiming insufficiencies in the Oak Grove application, permit, and process and seeking party status and remand to the SOAH for further proceedings. One of the plaintiffs asked the District Court to consolidate all these proceedings, and the Attorney General of Texas, on behalf of TCEQ, filed pleas to the jurisdiction seeking dismissal of all but the administrative appeal. In May 2009, the District Court dismissed the claims that contest the merits of the TCEQ’s permitting decision, but declined to dismiss the claims that contest the process by which the TCEQ handled the permit application. Oak Grove Management Company LLC (a subsidiary of TCEH) has subsequently intervened in these proceedings and has filed its own pleas to the jurisdiction asking the court to dismiss the remaining collateral attack claims. In October 2009, one of the plaintiffs ended its legal challenge to the permit. In December 2009, the Attorney General and Oak Grove Management Company LLC filed pleadings asking the court to dismiss the administrative appeal challenging the permit for want of prosecution by the plaintiffs. In January 2010, the court denied that request and set the case for a hearing on the merits in June 2010. In March 2010, the remaining two non-parties to the administrative hearing before the TCEQ and SOAH filed a notice of non-suit, thus ending their legal challenge. Therefore, only one plaintiff remains in the case. After conducting the hearing in June 2010, the court in July issued its order rejecting the remaining plaintiff’s claims and upholding the TCEQ’s issuance of the permit. The plaintiff may appeal the court’s order. We believe the Oak Grove air permit granted by the TCEQ was issued in accordance with applicable law. There can be no assurance that the outcome of these matters will not adversely impact the Oak Grove project.

In July 2008, Alcoa Inc. filed a lawsuit in the State District Court of Milam County, Texas against Luminant Generation and Luminant Mining (wholly-owned subsidiaries of TCEH), later adding EFH Corp., a number of its subsidiaries, Texas Holdings and Texas Holdings’ general partner as parties to the suit. The lawsuit made various claims concerning the operation of the Sandow Unit 4 generation facility and the related Three Oaks lignite mine, including claims for breach of contract, breach of fiduciary duty, fraud, tortious interference, civil conspiracy and conversion. The plaintiff requested money damages of no less than $500 million, declaratory judgment, rescission and other forms of equitable relief. In May 2010, the trial court granted a summary judgment dismissing substantially all of Alcoa’s claims other than its breach of contract claims against Luminant Generation and Luminant Mining. On the breach of contract claims against Luminant Generation relating to the

Sandow Unit 4 generation facility, a jury rendered a verdict in Luminant Generation’s favor in June 2010. The jury awarded no damages to Alcoa and awarded $10 million in damages to Luminant Generation. In June 2010, the judge presiding in the case ruled in Luminant Mining’s favor on the claims against it, awarding no damages to Alcoa and awarding nearly $2 million in damages to Luminant Mining. The June 2010 jury verdict and court ruling concluded the lawsuit favorably to Luminant, subject to any appeals. We cannot predict whether Alcoa will file an appeal with respect to the jury’s verdict or the court’s ruling. If such appeals are filed, we intend to vigorously defend the appeals.

In February 2010, the Sierra Club informed Luminant that it may sue Luminant, after the expiration of a 60-day waiting period, for allegedly violating federal Clean Air Act provisions in connection with Luminant’s Big Brown generation facility. This notice is similar to the notice that Luminant received in July 2008 with respect to its Martin Lake generation facility. We cannot predict whether the Sierra Club will actually file suit or the outcome of any resulting proceedings.

Regulatory Investigations and Reviews

In June 2008, the EPA issued a request for information to TCEH under EPA’s authority under Section 114 of the Clean Air Act. The stated purpose of the request is to obtain information necessary to determine compliance with the Clean Air Act, including New Source Review Standards and air permits issued by the TCEQ for the Big Brown, Monticello and Martin Lake generation facilities. Historically, as the EPA has pursued its New Source Review enforcement initiative, companies that have received a large and broad request under Section 114, such as the request received by TCEH, have in many instances subsequently received a notice of violation from the EPA, which has in some cases progressed to litigation or settlement. The company is cooperating with the EPA and is responding in good faith to the EPA’s request, but is unable to predict the outcome of this matter.

Settlement of Force Majeure Claims

As previously disclosed, Sandow Power Company LLC (Sandow Power), a subsidiary of TCEH, is a party to a federal consent decree (the Consent Decree) with, among others, the US Department of Justice (DOJ) and certain private plaintiffs related to Sandow Power’s Sandow Unit 5 lignite-fueled generation facility. Between December 3, 2009 and March 31, 2010, Sandow Power submitted several force majeure claims to the DOJ regarding certain deviations from emissions limits at Sandow Unit 5 resulting from force majeure events, as that term is defined in the Consent Decree. In June 2010, Sandow Power and the DOJ agreed to extend, to August 31, 2010, the DOJ’s deadline to respond to these force majeure claims. We anticipate that this extension period will be used to pursue a negotiated resolution of the force majeure claims. We believe that a negotiated resolution of the force majeure claims between Sandow Power, the DOJ and the private plaintiffs, if reached, would likely involve a payment that is immaterial to the company, but in excess of the $100,000 disclosure threshold applicable to such matters.

Other Proceedings

In addition to the above, we are involved in various other legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect on our financial position, results of operations or cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

The following discussion and analysis of EFH Corp.’s financial condition and results of operations as of and for the three and six months ended June 30, 2010 and 2009 was included in EFH Corp.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on August 2, 2010 (the “2nd Quarter MD&A”). The 2nd Quarter MD&A should be read in conjunction with EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 and the notes to those statements. The 2nd Quarter MD&A should also be read in conjunction with the disclosure set forth in “Summary—Recent Developments” beginning on page 14 of this Prospectus, which provides material updates to certain of the information contained in the 2nd Quarter MD&A. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2009” below for a discussion and analysis of EFH Corp.’s financial condition and results of operations as of and for the year ended December 31, 2009.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of US dollars unless otherwise indicated.

Business

EFH Corp. is a Dallas-based holding company with operations consisting principally of our TCEH and Oncor subsidiaries. TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Oncor is a majority-owned (approximately 80%) subsidiary engaged in regulated electricity transmission and distribution operations in Texas. Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor. See Notes 1 and 3 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 for a description of the material features of these “ring-fencing” measures and for a discussion of the deconsolidation of Oncor (and its majority owner, Oncor Holdings) in 2010 as the result of a change in accounting principles.

Operating Segments

We have aligned and report our business activities as two operating segments: the Competitive Electric segment and the Regulated Delivery segment. The Competitive Electric segment is principally comprised of TCEH. The Regulated Delivery segment is comprised of Oncor and its wholly-owned bankruptcy-remote financing subsidiary. See Notes 1 and 3 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 for discussion of the deconsolidation of Oncor Holdings and, accordingly, Oncor and the Regulated Delivery segment, in 2010.

See Note 15 to EFH Corp.’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 for further information regarding reportable business segments.

Significant Activities and Events

Natural Gas Prices and Long-Term Hedging Program—TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, the company has entered into market transactions involving natural gas-related financial instruments, and as of June 30, 2010, has effectively sold forward approximately 1.4 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 175,000 GWh at an assumed 8.0 market heat rate) for the period from July 1, 2010 through December 31, 2014 at weighted average annual hedge prices ranging from $7.80 per MMBtu to $7.18 per MMBtu. These transactions, as well as forward power sales, have effectively hedged an estimated 65% of the natural gas price exposure related to TCEH’s expected generation output for the period beginning July 1, 2010 and ending December 31, 2014 (on an average basis for such period and assuming an 8.0 market heat rate). The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will be highly correlated with natural gas prices, which is expected to be the marginal fuel for the purpose of setting electricity prices approximately 75% to 90% of the time. If the correlation changes in the future, the cash flows targeted under the long-term hedging program may not be achieved.

The long-term hedging program is comprised primarily of contracts with prices based on the New York Mercantile Exchange (NYMEX) Henry Hub pricing point. However, because there are other local and regional natural gas pricing points such as Houston Ship Channel, future wholesale power prices in ERCOT may not correlate as closely to the Henry Hub pricing as other pricing points, which could decrease the effectiveness of the positions in the long-term hedging program in mitigating power price exposure. The company has hedged more than 95% of the Houston Ship Channel versus Henry Hub pricing point risk for 2010.

The company has entered into related put and call transactions (referred to as collars), primarily for year 2014 of the program, that effectively hedge natural gas prices within a range. These transactions represented 8% of the positions in the long-term hedging program at June 30, 2010, with the approximate weighted average strike prices under the collars being a floor of $7.80 per MMBtu and a ceiling of $11.75 per MMBtu. The company expects to use financial instruments, including collars, in future hedging activity under the long-term hedging program.

The following table summarizes the natural gas hedges in the long-term hedging program as of June 30, 2010:

	Measure	Balance 2010 (a)	2011	2012	2013	2014	Total
Natural gas hedge volumes (b)	mm MMBtu	~126	~372	~475	~298	~105	~1,376
Weighted average hedge price (c)	$/MMBtu	~7.75	~7.53	~7.34	~7.18	~7.80	—
Weighted average market price (d)	$/MMBtu	~4.82	~5.34	~5.68	~5.89	~6.10	—

(a)	Balance of 2010 is from July 1, 2010 through December 31, 2010.
(b)	Where collars are reflected, the volumes are estimated based on the natural gas price sensitivity (i.e., delta position) of the derivatives. The notional volumes for collars are approximately 150 million MMBtu, which corresponds to a delta position of approximately 105 million MMBtu in 2014.
(c)	Weighted average hedge prices are based on NYMEX Henry Hub prices of forward natural gas sales positions in the long-term hedging program (excluding the impact of offsetting purchases for rebalancing and pricing point basis transactions). Where collars are reflected, sales price represents the collar floor price.
(d)	Based on NYMEX Henry Hub prices.

Changes in the fair value of the instruments in the long-term hedging program are being recorded as unrealized gains and losses in net gain (loss) from commodity hedging and trading activities in the statement of income, which has and could continue to result in significant volatility in reported net income. Based on the size of the long-term hedging program as of June 30, 2010, a $1.00/MMBtu change in natural gas prices across the hedged period would result in the recognition of up to approximately $1.4 billion in pretax unrealized mark-to-market gains or losses.

Unrealized mark-to-market net gains (losses) related to the long-term hedging program are as follows:

	Period Ended June 30, 2010
	Three Months	Six Months
Effect of natural gas market price changes on open positions	$119	$1,419
Reversals of previously recorded amounts on positions settled	(286)	(529)

Total unrealized effect (pre-tax)	$(167)	$890

The cumulative unrealized mark-to-market net gain related to positions in the long-term hedging program totaled $2.868 billion and $1.978 billion at June 30, 2010 and December 31, 2009, respectively. See discussion below under “Operating Results” for realized net gains from hedging activities, which amounts are largely related to the long-term hedging program.

Given the volatility of natural gas prices, it is not possible to predict future reported unrealized mark-to-market gains or losses and the actual gains or losses that will ultimately be realized upon settlement of the hedge positions in future years. If natural gas prices at settlement are lower than the prices of the hedge positions, the hedges are expected to mitigate the otherwise negative effect on earnings of lower wholesale electricity prices. However, if natural gas prices at settlement are higher than the prices of the hedge positions, the hedges are expected to dampen the otherwise positive effect on earnings of higher wholesale electricity prices and will in this context be viewed as having resulted in an opportunity cost.

The significant cumulative unrealized mark-to-market net gain related to positions in the long-term hedging program reflects declining forward market natural gas prices. As previously disclosed, forward natural gas prices have generally trended downward since mid-2008 as shown in the table of forward NYMEX Henry Hub natural gas prices below. While the long-term hedging program is designed to mitigate the effect on earnings of lower wholesale power prices, due to the lower natural gas prices, these market conditions are challenging to the long-term profitability of our generation assets. Specifically, this downward trend in natural gas prices and the correlated trend in ERCOT power prices could have a material adverse impact on the overall profitability of our generation assets for periods in which we do not have significant hedge positions. Additionally, a continued decline in forward natural gas prices will limit our ability to hedge our wholesale power revenues at reasonable price levels to support our interest payments and debt maturities.

	Forward Market Prices for Calendar Year ($/MMBtu) (a)
Date	2010 (b)	2011	2012	2013	2014
June 30, 2008	$11.24	$10.78	$10.74	$10.90	$11.12
September 30, 2008	$8.58	$8.54	$8.41	$8.30	$8.30
December 31, 2008	$7.13	$7.31	$7.23	$7.15	$7.15
March 31, 2009	$5.93	$6.67	$6.96	$7.11	$7.18
June 30, 2009	$6.06	$6.89	$7.16	$7.30	$7.43
September 30, 2009	$6.21	$6.87	$7.00	$7.06	$7.17
December 31, 2009	$5.79	$6.34	$6.53	$6.67	$6.84
March 31, 2010	$4.27	$5.34	$5.79	$6.07	$6.36
June 30, 2010	$4.82	$5.34	$5.68	$5.89	$6.10

(a)	Based on NYMEX Henry Hub prices.
(b)	For June 30, 2010 and March 31, 2010, natural gas prices for 2010 represent the average of forward prices for July through December and April through December, respectively.

As of June 30, 2010, more than 95% of the long-term hedging program transactions were directly or indirectly secured by a first-lien interest in TCEH’s assets (including the transactions supported by the TCEH Commodity Collateral Posting Facility—see discussion below under “Financial Condition—Liquidity and Capital Resources”) thereby reducing the cash and letter of credit collateral requirements for the hedging program.

The following sensitivity table provides estimates of the potential impact (in $ millions) of movements in natural gas and certain other commodity prices and market heat rates on realized pre-tax earnings for the periods presented. The estimates related to price sensitivity are based on TCEH’s unhedged position and forward prices as of June 30, 2010, which for natural gas reflects estimates of electricity generation less amounts hedged through the long-term natural gas hedging program and amounts under existing wholesale and retail sales contracts. On a rolling twelve-month basis, the substantial majority of retail sales under month-to-month arrangements are deemed to be under contract.

	Balance 2010 (a)		2011		2012		2013		2014
$1.00/MMBtu change in gas price (b)	$	~9	$	~55	$	~85	$	~295	$	~500
0.1/MMBtu/MWh change in market heat rate (c)	$	~3	$	~30	$	~45	$	~50	$	~50
$1.00/gallon change in diesel fuel price	$	~1	$	~2	$	~3	$	~50	$	~50

(a)	Balance of 2010 is from August 1, 2010 through December 31, 2010.
(b)	Assumes conversion of electricity positions based on an approximate 8.0 market heat rate with natural gas being on the margin 75% to 90% of the time (i.e., when coal is forecast to be on the margin, no natural gas position is assumed to be generated).
(c)	Based on Houston Ship Channel natural gas prices as of June 30, 2010.

Liability Management Program—As of June 30, 2010, EFH Corp. and its subsidiaries (excluding Oncor and its subsidiaries) had $38 billion aggregate principal amount of debt outstanding. Of that amount, $22 billion matures in 2014 and the majority of the remaining amount matures from 2015 to 2017. As a result, in October 2009, we implemented a liability management program focused on improving our balance sheet by reducing debt and extending debt maturities.

Year-to-date July 2010, EFH Corp. acquired $1.108 billion aggregate principal amount of EFH Corp. and TCEH outstanding debt. As consideration for this acquired debt, EFH Corp. issued $561 million aggregate principal amount of EFH Corp. 10% Notes and paid $235 million in cash (excluding accrued interest payments).

The following table details our liability management program from its inception in October 2009 through July 2010 (debt amounts are principal amounts):

Security	Debt Acquired	Debt Issued/ Cash Paid
EFH Corp 10.875% Notes due 2017	$213	$—
EFH Corp. Toggle Notes due 2017	266	—
EFH Corp. 5.55% Series P Senior Notes due 2014	566	—
EFH Corp. 6.50% Series Q Senior Notes due 2024	10	—
EFH Corp. 6.55% Series R Senior Notes due 2034	6	—
TCEH 10.25% Notes due 2015	332	—
TCEH Toggle Notes due 2016	52	—
Term Loans under the TCEH Senior Secured Facilities due 2014	20	—
EFH Corp. and EFIH 9.75% Notes due 2019	—	256
EFH Corp 10% Notes due 2020	—	561
Cash	—	235

Total	$1,465	$1,052

The transactions resulted in the capture of $413 million of debt discount and aggregate projected interest savings (pre-tax) through 2014 of $148 million.

See Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for further discussion of the transactions completed under our liability management program and the exchange offers and consent solitications commenced in July 2010.

TCEH Interest Rate Swap Transactions—As of June 30, 2010, TCEH had entered into a series of interest rate swaps that effectively fix the interest rates at between 7.3% and 8.3% on $16.30 billion principal amount of its senior secured debt maturing from 2010 to 2014. All of these swaps were entered into prior to January 1, 2010. Taking into consideration these swap transactions, 11% of our total long-term debt portfolio at June 30, 2010 was exposed to variable interest rate risk. TCEH also entered into interest rate basis swap transactions, which further reduce the fixed (through swaps) borrowing costs, related to an aggregate of $16.30 billion principal amount of senior secured debt, including swaps entered into in 2010 related to $2.55 billion principal amount of debt and reflecting the expiration in 2010 of swaps related to an aggregate $2.50 billion principal amount of debt. We may enter into additional interest rate hedges from time to time. Unrealized mark-to-market net losses related to all TCEH interest rate swaps, which are reported in interest expense and related charges, totaled $254 million and $361 million for the three and six months ended June 30, 2010, respectively. The cumulative unrealized mark-to-market net liability related to all TCEH interest rate swaps totaled $1.574 billion and $1.212 billion at June 30, 2010 and December 31, 2009, respectively, of which $140 million and $194 million (both pre-tax), respectively, was reported in accumulated other comprehensive income. These fair values can change materially as market conditions change, which could result in significant volatility in reported net income. See discussion in Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 regarding various interest rate swap transactions.

Texas Generation Facilities Development—TCEH has substantially completed a program to develop three lignite-fueled generation units (2 units at Oak Grove and 1 unit at Sandow) in Texas with a total estimated capacity of approximately 2,200 MW. The Sandow and first Oak Grove units achieved substantial completion (as defined in the EPC agreements) in the fourth quarter 2009, and the second Oak Grove unit achieved substantial completion in the second quarter 2010. We began depreciating the units and recognizing revenues and fuel costs for accounting purposes in those respective periods. Aggregate cash capital expenditures for these three units are expected to total approximately $3.25 billion including all construction, site preparation and mining development costs, of which $3.21 billion was spent as of June 30, 2010. Total recorded costs, including purchase accounting fair value adjustments and capitalized interest, are expected to total approximately $4.8 billion, and the balance was $4.7 billion as of June 30, 2010. See discussion in Note 7 to Financial Statements regarding contingencies related to these units.

Idling of Natural Gas-Fueled Units—In February 2010, we notified ERCOT of plans to mothball (idle) four of our natural gas-fueled units, totaling 1,856 MW of capacity (1,933 MW installed nameplate capacity), in September 2010. In April 2010, ERCOT affirmed that the units may be mothballed. As discussed elsewhere herein, in 2009 we retired 10 units, totaling 2,114 MW of capacity (2,226 MW installed nameplate capacity), mothballed three units, totaling 1,081 MW capacity (1,135 MW installed nameplate capacity) and entered into RMR (operational standby) agreements with ERCOT for two units, totaling 630 MW capacity (655 MW installed nameplate capacity).

As of June 30, 2010, TCEH’s operational fleet of natural gas-fueled generation facilities is generally used as peaking resources and consists of 16 units, totaling 2,848 MW installed nameplate capacity, including two units under RMR agreements and excluding eight units operated for unaffiliated parties as well as seven currently, and four pending, mothballed units.

Financial Services Reform Legislation—In July 2010, the US Congress enacted, and President Obama signed, financial reform legislation known as the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Financial Reform Act). The primary purposes of the Financial Reform Act are, among other things, to address systemic risk in the financial system; to establish a Bureau of Consumer Financial Protection with broad powers to enforce consumer protection laws and promulgate rules against unfair, deceptive or abusive practices; to enhance regulation of the derivatives markets, including the requirement for central clearing of over-the counter derivative instruments and additional capital and margin requirements for certain derivative market participants; and to implement a number of new corporate governance requirements for companies with listed or, in some cases, publicly-traded securities. While the legislation is broad and detailed, substantial portions of the legislation will require rulemaking by federal governmental agencies to either implement the standards set out in the legislation or to adopt new standards. As a result, the full scope and effect of the legislation will likely not be known for several years.

Title VII of the Financial Reform Act provides for the regulation of the over-the-counter (OTC) derivatives market. The Financial Reform Act generally requires OTC derivatives (including the types of asset-backed OTC derivatives that we use to hedge risks associated with commodity and interest rate exposure) to be cleared by a derivatives clearing organization. However, end-users that are non-financial entities using the swap to hedge or mitigate commercial risk are exempt from these clearing requirements. The type of asset-backed OTC derivatives that we use to hedge commodity and interest rate risk should be exempt from the clearing requirements. In addition, existing swaps are grandfathered from the clearing requirements.

The Financial Reform Act also requires the posting of cash collateral for uncleared swaps. Because these cash collateral requirements are unclear as to whether an end-user or its counterparty (i.e., swap dealer) is required to post cash collateral, there is a risk that the cash collateral requirement could be used to effectively negate the end-user clearing exemption. However, the legislative history of the Financial Reform Act suggests that it was not Congress’ intent to require end-users (rather that such requirement applies to swap dealers) to post cash collateral with respect to swaps. If we were required to post cash collateral on our swap transactions, our liquidity would likely be materially impacted, and our ability to enter into OTC derivatives to hedge our commodity and interest rate risks would be significantly limited.

We cannot predict the outcome of the rulemaking to implement the OTC derivative market provisions of the Financial Reform Act. This rulemaking could negatively affect our ability to hedge our commodity and interest rate risks. The inability to hedge these risks would likely have a material adverse effect on our results of operations, financial condition or cash flows.

Global Climate Change—Several bills have been introduced in the US Congress or advocated by the Obama Administration that are intended to address climate change using different approaches, including most prominently a cap on carbon emissions with emitters allowed to trade unused emission allowances (cap-and-trade). These bills include the Waxman-Markey bill, known as the American Clean Energy and Security Act of 2009 (Waxman-Markey), the Kerry-Boxer bill, known as the Clean Energy Jobs and American Power Act (Kerry-Boxer) and the Kerry-Lieberman bill, known as the American Power Act (Kerry-Lieberman). This proposed legislation is not law, but in June 2009 Waxman-Markey was passed by the US House of Representatives and sent to the US Senate for consideration. Kerry-Boxer was reported out of the US Senate Environment and Public Works Committee, but has not been taken up by the Senate as a whole. Kerry-Lieberman was released by its sponsors in May 2010 when it appeared that progress on passing Kerry-Boxer had stalled.

Recent developments in the US Senate indicate that the prospects for passage of any cap-and-trade legislation in this Congress are not likely. However, if any of them or similar legislation were to be adopted, our costs of compliance could be material.

In December 2009, the EPA issued a finding that GHG emissions endanger human health and the environment and that emissions from motor vehicles contribute to that endangerment. The EPA’s finding required it to begin regulating GHG emissions from motor vehicles and ultimately stationary sources under existing provisions of the federal Clean Air Act. Following its endangerment finding, the EPA took three regulatory actions with respect to the control of GHG emissions. First, in March 2010, the EPA completed a reconsideration of a memorandum issued in December 2008 by then EPA Administrator Stephen Johnson on the issue of when the Clean Air Act’s Prevention of Significant Deterioration (PSD) program would apply to newly identified pollutants such as GHG’s. The EPA determined that the Clean Air Act’s PSD permit requirements would apply when a nation-wide rule requiring the control of a pollutant takes effect. Under this determination, the earliest time that PSD permitting requirements would apply to GHG emissions from stationary sources, including our power generation facilities, would be January 2011 – the first date that new motor vehicles must meet the new GHG standards. Second, in April 2010, the EPA adopted GHG emission standards for certain new motor vehicles. Third, in June 2010, the EPA finalized its so-called “tailoring rule” that established new thresholds of GHG emissions for the applicability of permits under the Clean Air Act for stationary sources, including our power generation facilities. The EPA’s tailoring rule defines the threshold of GHG emissions for determining applicability of the Clean Air Act’s permitting programs and PSD program at levels greater than the lower emission thresholds contained in the Clean Air Act. In addition, in September 2009, the EPA issued a final rule requiring the reporting, by March 2011, of calendar year 2010 GHG emissions from specified large GHG emissions sources in the US (such reporting rule would apply to our lignite-fueled generation facilities).

Sulfur Dioxide, Nitrogen Oxide and Mercury Air Emissions—Following the invalidation of the Clean Air Interstate Rule (CAIR) by the federal courts in July 2008, the EPA was required to revise CAIR to correct the shortcomings identified by the federal courts. In July 2010, the EPA released a proposed rule called the Clean Air Transport Rule (CATR). The CATR, as proposed, would replace CAIR in 2012 and would require no additional emission reductions for Luminant. However, we cannot predict the impact of a final rule on our business, results of operations and financial condition.

The Clean Air Act requires each state to monitor air quality for compliance with federal health standards. The EPA is required to periodically review, and if appropriate, revise all national ambient quality standards. The standards for ozone are not being achieved in several areas of Texas. The TCEQ adopted State Implementation Plan (SIP) rules in May 2007 to deal with eight-hour ozone standards, which required NOx emission reductions from certain of our peaking natural gas-fueled units in the Dallas-Fort Worth area. In March 2008, the EPA made the eight-hour ozone standards more stringent. In January 2010, the EPA proposed to further reduce the eight-hour ozone standard and to adopt a secondary standard for the protection of sensitive vegetation from ozone-related damage. Since the EPA projects that SIP rules to address attainment of these new more stringent standards will not be required until December 2013, we cannot yet predict the impact of this action on our generation facilities. In January 2010, the EPA added a new one-hour NOx National Ambient Air Quality standard that may require actions within Texas to reduce emissions. The TCEQ will be required to revise its monitoring network and submit an implementation plan with compliance required by January 2021/2022. In June 2010, the EPA adopted a new one-hour SO2 national ambient air quality standard that may require action within Texas to reduce SO2 emissions. The TCEQ will be required to conduct modeling and develop an implementation plan by 2014, pursuant to which compliance will be required by 2017, according to the EPA’s implementation timeline. We cannot predict the impact of the new standards on our business, results of operations or financial condition until the TCEQ adopts (if required) an implementation plan with respect to the standards.

Solid Waste, Including Fly Ash Associated with Lignite/Coal-Fueled Generation—Treatment, storage and disposal of solid and hazardous waste are regulated at the federal and state level. In December 2008, an ash impoundment facility at a Tennessee Valley Authority (TVA) site ruptured, releasing a significant quantity of coal ash slurry. No impoundment failures of this magnitude have ever occurred at any of our impoundments, which are inspected on a regular basis, and we routinely sample groundwater monitoring wells to ensure compliance with all applicable regulations. As a result of the TVA ash impoundment failure, in May 2010, the EPA released a proposed rule that considers regulating coal combustion residuals as either a hazardous waste or a non-hazardous waste. We are unable to predict the requirements of a final rule; however, the potential cost of compliance could be material.

Oncor Technology Initiatives—Oncor continues to invest in technology initiatives that include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. The advanced meters can be read remotely, rather than by a meter reader physically visiting the location of each meter. Advanced meters facilitate automated demand side management, which allows consumers to monitor the amount of electricity they are consuming and adjust their electricity consumption habits.

As of June 30, 2010, Oncor has installed approximately 1,085,000 advanced digital meters, including approximately 425,000 during the six months ended June 30, 2010. As the new meters are integrated, Oncor reports 15-minute interval, billing-quality electricity consumption data to ERCOT for market settlement purposes. The data makes it possible for REPs to support new programs and pricing options. Cumulative capital expenditures for the deployment of the advanced meter system totaled $277 million as of June 30, 2010. Oncor expects to complete installations of all 3 million meters by the end of 2012.

Oncor Matters with the PUCT—See discussion of these matters, including the awarded construction of CREZ-related transmission lines, below under “Regulation and Rates.”

Results of Operations

Pro Forma Consolidated Financial Results

As the result of deconsolidation of Oncor Holdings effective 2010, the results of Oncor Holdings are reflected in the 2010 consolidated statement of income as equity in earnings of unconsolidated subsidiary (net of tax) instead of separately as revenues and expenses as they are shown for periods prior to January 1, 2010. The following pro forma results for the three and six months ended June 30, 2009 are presented to provide for a meaningful comparison, along with the analyses on the following pages, of consolidated operating results in consideration of the deconsolidation of Oncor Holdings as discussed in Notes 1 and 3 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009
		As Reported	Pro Forma Adjustments (a)	Pro Forma
	(millions of dollars)
Operating revenues	$1,993	$2,342	$(395)	$1,947
Fuel, purchased power costs and delivery fees	(1,074)	(700)	(258)	(958)
Net gain (loss) from commodity hedging and trading activities	67	(248)	—	(248)
Operating costs	(229)	(395)	221	(174)
Depreciation and amortization	(350)	(423)	132	(291)
Selling, general and administrative expenses	(185)	(270)	44	(226)
Franchise and revenue-based taxes	(26)	(79)	58	(21)
Other income	211	13	(10)	3
Other deductions	(7)	(7)	1	(6)
Interest income	—	11	1	12
Interest expense and related charges	(1,122)	(431)	76	(355)

Income (loss) before income taxes and equity in earnings of unconsolidated subsidiaries	(722)	(187)	(130)	(317)
Income tax (expense) benefit	237	48	48	96
Equity in earnings of unconsolidated subsidiaries (net of tax)	59	—	66	66

Net income (loss)	(426)	(139)	(16)	(155)
Net income attributable to noncontrolling interests	—	(16)	16	—

Net income (loss) attributable to EFH Corp.	$(426)	$(155)	$—	$(155)

(a)	All pro forma adjustments relate to Oncor Holdings and result in the presentation of the investment in Oncor Holdings under the equity method of accounting for the three months ended June 30, 2009.

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
		As Reported	Pro Forma Adjustments (a)	Pro Forma
	(millions of dollars)
Operating revenues	$3,992	$4,481	$(766)	$3,715
Fuel, purchased power costs and delivery fees	(2,121)	(1,301)	(500)	(1,801)
Net gain from commodity hedging and trading activities	1,280	880	—	880
Operating costs	(426)	(783)	441	(342)
Depreciation and amortization	(692)	(830)	258	(572)
Selling, general and administrative expenses	(373)	(516)	88	(428)
Franchise and revenue-based taxes	(49)	(165)	118	(47)
Impairment of goodwill	—	(90)	—	(90)
Other income	244	26	(20)	6
Other deductions	(18)	(18)	4	(14)
Interest income	9	12	2	14
Interest expense and related charges	(2,074)	(1,096)	150	(946)

Income (loss) before income taxes and equity in earnings of unconsolidated subsidiaries	(228)	600	(225)	375
Income tax (expense) benefit	35	(285)	85	(200)
Equity in earnings of unconsolidated subsidiaries (net of tax)	122	—	112	112

Net income (loss)	(71)	315	(28)	287
Net income attributable to noncontrolling interests	—	(28)	28	—

Net income (loss) attributable to EFH Corp.	$(71)	$287	$—	$287

(a)	All pro forma adjustments relate to Oncor Holdings and result in the presentation of the investment in Oncor Holdings under the equity method of accounting for the six months ended June 30, 2009.

Consolidated Financial Results—Three Months Ended June 30, 2010 Compared to Pro Forma Three Months Ended June 30, 2009

See comparison of results of the Competitive Electric segment for discussion of variances in: operating revenues; fuel, purchased power costs and delivery fees; net gain (loss) from commodity hedging and trading activities, operating costs; depreciation and amortization, and franchise and revenue-based taxes.

SG&A expenses decreased $41 million, or 18%, to $185 million in 2010. The decline reflected decreases in both the Competitive Electric segment and Corporate and Other and was driven by $30 million in lower transition costs associated with outsourced support services and the retail customer information system implemented in 2009.

Other income totaled $211 million in 2010 and $3 million in 2009. The 2010 amount included debt extinguishment gains totaling $129 million (see discussion of debt exchanges and repurchases in Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010), a $44 million gain on sale of land and related water rights and a $30 million gain on sale of interests in a natural gas gathering pipeline business. See Note 16 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for details of other income and deductions.

Interest income totaled $12 million in 2009 primarily representing interest on $465 million in collateral under a funding arrangement described in Note 11 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

Interest expense and related charges increased $767 million to $1.122 billion in 2010 reflecting a $254 million unrealized mark-to-market net loss related to interest rate swaps in 2010 compared to a $460 million net gain in 2009 and a $63 million decrease in capitalized interest due to completion of certain new generation facility construction activities, partially offset by a $20 million decrease in noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges. See Note 16 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

Income tax benefit totaled $237 million in 2010 compared to $96 million in 2009. The effective tax rate was 32.8% and 30.3% in 2010 and 2009, respectively. The increase in the rate reflects the effect of ongoing accruals of interest on uncertain tax positions on a significantly higher pre-tax loss in 2010.

Equity in earnings of unconsolidated subsidiaries (net of tax) totaled $59 million in 2010 compared to $66 million in 2009 reflecting a $6 million decline (which is before the effect of noncontrolling interests) in Oncor’s net income. The decrease was driven by timing differences in recognizing increased revenues and expenses resulting from Oncor’s August 2009 rate case order.

Net loss attributable to EFH Corp. increased $271 million to $426 million in 2010.

•	Net loss in the Competitive Electric segment increased $349 million to $427 million.

•	Earnings from the Regulated Delivery segment decreased $7 million to $59 million as discussed above.

•

Corporate and Other net expenses (after-tax) totaled $58 million in 2010 and $143 million in 2009. The amounts in 2010 and 2009 include recurring interest expense on outstanding debt and notes payable to subsidiaries, as well as corporate general and administrative expenses. The decrease of $85 million reflected debt extinguishment gains totaling $83 million and $19 million in lower SG&A expense primarily reflecting lower transition costs associated with outsourced support services and costs allocated to the competitive operations effective 2010, partially offset by a $21 million increase in interest expense driven by higher borrowings (all amounts after-tax).

Consolidated Financial Results—Six Months Ended June 30, 2010 Compared to Pro Forma Six Months Ended June 30, 2009

See comparison of results of the Competitive Electric segment for discussion of variances in: operating revenues; fuel, purchased power costs and delivery fees; net gain from commodity hedging and trading activities, operating costs; depreciation and amortization, and franchise and revenue-based taxes.

SG&A expenses decreased $55 million, or 13%, to $373 million in 2010 driven by $46 million in lower transition costs associated with outsourced support services and the retail customer information system implemented in 2009.

The $90 million impairment of goodwill recorded in 2009 largely related to the Competitive Electric segment and resulted from the completion of fair value calculations supporting a goodwill impairment charge recorded in the fourth quarter of 2008 as discussed in Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

Other income totaled $244 million in 2010 and $6 million in 2009. The 2010 amount included debt extinguishment gains totaling $143 million (see discussion of debt exchanges and repurchases in Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010), a $44 million gain on sale of land and related water rights and a $37 million gain on sale of interests in a natural gas gathering pipeline business. See Note 16 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for details of other income and deductions.

Interest income decreased $5 million, or 36%, to $9 million in 2010 reflecting lower interest in 2010 on $465 million in collateral under a funding arrangement, due to settlement of the arrangement as described in Note 11 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

Interest expense and related charges increased $1.128 billion to $2.074 billion in 2010 reflecting a $361 million unrealized mark-to-market net loss related to interest rate swaps in 2010 compared to a $665 million net gain in 2009 and a $126 million decrease in capitalized interest due to completion of certain new generation facility construction activities, partially offset by $31 million in decreased noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges. See Note 16 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

Income tax benefit totaled $35 million in 2010 compared to income tax expense of $200 million in 2009. The effective tax rate was 15.4% and 53.3% in 2010 and 2009, respectively. The decrease in the rate reflects the impact of the nondeductible goodwill impairment of $90 million in 2009, which increased the rate 10.3 percentage points in 2009 and the effect of the $8 million deferred tax charge in 2010 related to the Patient Protection and Affordable Care Act (see Note 13 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010). In addition, interest accrued on uncertain tax positions increased the rate on income in 2009 and decreased the rate on the loss in 2010.

Equity in earnings of unconsolidated subsidiaries (net of tax) totaled $122 million in 2010 compared to $112 million in 2009 reflecting a $15 million increase (which is before the effect of noncontrolling interests) in Oncor’s net income. The increase was driven by the effects of higher average consumption on revenues, primarily due to colder winter weather, partially offset by timing differences in recognizing increased revenues and expenses resulting from Oncor’s 2009 rate case order.

Net earnings attributable to EFH Corp. decreased $358 million to a loss of $71 million in 2010.

•	Net income in the Competitive Electric segment decreased $474 million to $5 million.

•	Earnings from the Regulated Delivery segment increased $10 million to $122 million as discussed above.

•

Corporate and Other net expenses (after-tax) totaled $198 million in 2010 and $304 million in 2009. The amounts in 2010 and 2009 include recurring interest expense on outstanding debt and notes payable to subsidiaries, as well as corporate general and administrative expenses. The decrease of $106 million reflected a $93 million debt extinguishment gain, $35 million in lower SG&A expense primarily reflecting lower transition costs associated with outsourced support services and costs allocated to the competitive operations effective 2010 and $20 million goodwill impairment charge in 2009, partially offset by a $32 million increase in interest expense driven by higher borrowings and an $8 million deferred tax charge due to the implementation of the Patient Protection and Affordable Care Act (all amounts after-tax).

Non-GAAP Earnings Measures

In communications with investors, we use a non-GAAP earnings measure that reflects adjustments to earnings reported in accordance with US GAAP in order to review underlying operating performance. These adjusting items, which are generally noncash, consist of unrealized mark-to-market gains and losses, impairment charges, debt extinguishment gains and other charges, credits or gains that are unusual or nonrecurring. All such items and related amounts are disclosed elsewhere herein and in our annual report on Form 10-K and quarterly reports on Form 10-Q. Our communications with investors also reference “adjusted EBITDA,” which is a non-GAAP measure used in calculation of ratios in covenants of certain of our debt securities (see “Financial Covenants, Credit Rating Provisions and Cross Default Provisions” below).

Competitive Electric Segment

Financial Results

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Operating revenues	$1,993	$1,945	$3,992	$3,711
Fuel, purchased power costs and delivery fees	(1,074)	(957)	(2,121)	(1,800)
Net gain (loss) from commodity hedging and trading activities	67	(248)	1,280	880
Operating costs	(229)	(174)	(426)	(343)
Depreciation and amortization	(345)	(283)	(681)	(559)
Selling, general and administrative expenses	(180)	(192)	(363)	(363)
Franchise and revenue-based taxes	(26)	(22)	(49)	(46)
Impairment of goodwill	—	—	—	(70)
Other income	76	2	89	5
Other deductions	(5)	(5)	(11)	(16)
Interest income	21	12	42	19
Interest expense and related charges	(948)	(191)	(1,721)	(617)

Income (loss) before income taxes	(650)	(113)	31	801
Income tax (expense) benefit	223	35	(26)	(322)

Net income (loss)	$(427)	$(78)	$5	$479

Competitive Electric Segment

Sales Volume and Customer Count Data

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2010	2009		2010	2009
Sales volumes:
Retail electricity sales volumes—(GWh):
Residential	6,848	7,084	(3.3)	13,568	12,964	4.7
Small business (a)	1,993	1,908	4.5	3,974	3,629	9.5
Large business and other customers	3,925	3,551	10.5	7,444	6,857	8.6

Total retail electricity	12,766	12,543	1.8	24,986	23,450	6.6
Wholesale electricity sales volumes	10,985	10,262	7.0	23,348	20,053	16.4
Net sales (purchases) of balancing electricity to/from ERCOT	925	(112)	—	270	(265)	—

Total sales volumes	24,676	22,693	8.7	48,604	43,238	12.4

Average volume (kWh) per residential customer (b):	3,723	3,688	0.9	7,351	6,777	8.5

Weather (North Texas average)—percent of normal (c):
Cooling degree days	117.2%	105.3%	11.3	115.1%	111.6%	3.1
Heating degree days	63.5%	143.2%	(55.7)	131.9%	93.3%	41.4

Customer counts:
Retail electricity customers (end of period and in thousands) (d):
Residential				1,830	1,911	(4.2)
Small business (a)				241	279	(13.6)
Large business and other customers				22	21	4.8

Total retail electricity customers				2,093	2,211	(5.3)

(a)	Customers with demand of less than 1 MW annually.
(b)	Calculated using average number of customers for the period.
(c)	Weather data is obtained from Weatherbank, Inc., an independent company that collects and archives weather data from reporting stations of the National Oceanic and Atmospheric Administration (a federal agency under the US Department of Commerce). Normal is defined as the average over a 10-year period.
(d)	Based on number of meters. Typically, large business and other customers have more than one meter; therefore, number of meters does not reflect the number of individual customers.

Competitive Electric Segment

Revenue and Commodity Hedging and Trading Activities

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2010	2009		2010	2009
Operating revenues:

Retail electricity revenues:
Residential	$906	$984	(7.9)	$1,776	$1,776	—
Small business (a)	263	295	(10.8)	529	558	(5.2)
Large business and other customers	307	310	(1.0)	592	625	(5.3)

Total retail electricity revenues	1,476	1,589	(7.1)	2,897	2,959	(2.1)
Wholesale electricity revenues (b)	425	314	35.4	970	663	46.3
Net sales (purchases) of balancing electricity to/from ERCOT	24	(22)	—	(17)	(45)	62.2
Amortization of intangibles (c)	3	1	—	2	(10)	—
Other operating revenues	65	63	3.2	140	144	(2.8)

Total operating revenues	$1,993	$1,945	2.5	$3,992	$3,711	7.6

Net gain (loss) from commodity hedging and trading activities:

Unrealized net gains (losses) from changes in fair value	$73	$(265)	—	$1,276	$890	43.4
Unrealized net losses representing reversals of previously recognized fair values of positions settled in the current period	(235)	(35)	—	(460)	(141)	—
Realized net gains on settled positions	229	52	—	464	131	—

Total gain (loss)	$67	$(248)	—	$1,280	$880	45.5

(a)	Customers with demand of less than 1 MW annually.
(b)	Upon settlement of physical derivative power sales and purchase contracts that are marked-to-market in net income, wholesale electricity revenues and fuel and purchased power costs are reported at approximated market prices, as required by accounting rules, instead of the contract price. As a result, these line item amounts include a noncash component, which the company considers “unrealized.” (The offsetting differences between contract and market prices are reported in net gain (loss) from commodity hedging and trading activities.) These amounts are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Reported in revenues	$(14)	$(63)	$(32)	$(123)
Reported in fuel and purchased power costs	31	43	64	84

Net gain (loss)	$17	$(20)	$32	$(39)

(c)	Represents amortization of the intangible net asset value of retail and wholesale power sales agreements resulting from purchase accounting.

Competitive Electric Segment

Production, Purchased Power and Delivery Cost Data

	Three Months Ended June 30,			% Change	Six Months Ended June 30,			% Change
	2010	2009			2010	2009
Fuel, purchased power costs and delivery fees ($ millions):
Nuclear fuel	$35	$37	(f)	(5.4)	$73	$75	(f)	(2.7)
Lignite/coal	209	147		42.2	432	299		44.5

Total baseload fuel	244	184		32.6	505	374		35.0
Natural gas fuel and purchased power (a)	390	302		29.1	714	521		37.0
Amortization of intangibles (b)	37	62	(f)	(40.3)	80	123	(f)	(35.0)
Other costs	42	49		(14.3)	106	107		(0.9)

Fuel and purchased power costs	713	597		19.4	1,405	1,125		24.9
Delivery fees (c)	361	360		0.3	716	675		6.1

Total	$1,074	$957		12.2	$2,121	$1,800		17.8

Fuel and purchased power costs (which excludes generation plant operating costs) per MWh:

Nuclear fuel	$7.80	$7.36	(f)	6.0	$7.68	$7.26	(f)	5.8
Lignite/coal (d)	19.49	16.03		21.6	19.76	16.47		20.0
Natural gas fuel and purchased power	44.32	39.31		12.7	46.25	41.14		12.4
Delivery fees per MWh	$28.18	$28.44		(0.9)	$28.57	$28.51		0.2

Production and purchased power volumes (GWh):

Nuclear	4,527	5,103		(11.3)	9,539	10,293		(7.3)
Lignite/coal	12,479	10,450		19.4	25,297	20,705		22.2

Total baseload generation	17,006	15,553		9.3	34,836	30,998		12.4
Natural gas-fueled generation	464	775		(40.1)	836	1,033		(19.1)
Purchased power	8,344	6,904		20.9	14,600	11,633		25.5

Total energy supply	25,814	23,232		11.1	50,272	43,664		15.1
Less line loss and power imbalances (e)	1,138	539		—	1,668	426		—

Net energy supply volumes	24,676	22,693		8.7	48,604	43,238		12.4

Baseload capacity factors:
Nuclear	90.1%	101.8%		(11.5)	95.5%	103.2%		(7.5)
Lignite/coal	74.1%	82.0%		(9.6)	78.1%	81.7%		(4.4)
Total baseload	78.0%	87.6%		(11.0)	82.3%	87.8%		(6.3)

(a)	See note (b) on previous page.
(b)	Represents amortization of the intangible net asset values of emission credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel resulting from purchase accounting.
(c)	Includes delivery fee charges from Oncor.
(d)	Includes depreciation and amortization of lignite mining assets, which is reported in the depreciation and amortization expense line item, but is part of overall fuel costs.
(e)	Includes physical purchases and sales, the financial results of which are reported in commodity hedging and trading activities in the income statement.
(f)	Reflects reclassification to correct amortization.

Competitive Electric Segment—Financial Results—Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009

Operating revenues increased $48 million, or 2%, to $1.993 billion in 2010.

Wholesale electricity revenues increased $111 million, or 35%, to $425 million in 2010 as compared to 2009 when revenues decreased 70%. An 8% increase in average wholesale electricity prices, reflecting higher natural gas prices and market heat rates, increased revenues by $34 million. A 7% increase in wholesale electricity sales volumes, reflecting production from the new generation units, increased revenue $27 million. The balance of the revenue increase reflected a decrease in unrealized losses related to physical derivative commodity sales contracts as discussed in footnote (b) to the “Revenue and Commodity Hedging and Trading Activities” table above.

Bilateral electricity contracting activity includes hedging transactions that utilize contracts for physical delivery. Wholesale sales and purchases of electricity are reported gross in the income statement if the transactions are scheduled for physical delivery with ERCOT.

Comparisons of wholesale balancing activity, reported net, are generally not meaningful because the activity represents intraday purchases and sales transactions with ERCOT for real-time balancing purposes, as measured in 15-minute intervals, which are highly variable.

Retail electricity revenues decreased $113 million, or 7%, to $1.476 billion and reflected the following:

•

Lower average pricing decreased revenues by $141 million driven by the contract business market and also reflecting lower residential pricing. Lower average pricing in both business and residential markets is reflective of competitive activity and a change in customer mix.

•

A 2% increase in sales volumes increased revenues by $28 million reflecting an increase in the business markets, partially offset by a decrease in the residential market. An 8% increase in business markets sales volumes reflected a change in customer mix and improved economic activity. A 3% decrease in residential sales volumes reflected a 4% decline in customer count that was driven by competitive activity.

Fuel, purchased power costs and delivery fees increased $117 million, or 12%, to $1.074 billion in 2010. Higher purchased power costs contributed $91 million to the increase and reflected increased volumes driven by unplanned outages of the new lignite-fueled units and a planned nuclear-fueled unit outage, as well as higher prices driven by the effect of higher natural gas prices and market heat rates as discussed above regarding wholesale revenues. Other factors contributing to the increase included $32 million in lignite fuel costs related to production from the new generation units at Oak Grove and Sandow and $30 million in higher lignite/coal costs at existing plants, reflecting higher purchased coal commodity and transportation costs. These increases were partially offset by $25 million in lower amortization of the intangible net asset values (including the stepped-up value of nuclear fuel) resulting from purchase accounting.

Overall baseload generation production increased 9% in 2010 reflecting a 19% increase in lignite/coal-fueled production, driven by the production in 2010 from the new generation units, partially offset by an 11% decrease in nuclear production reflecting year-to-year timing differences of planned outages.

Following is an analysis of amounts reported as net gain (loss) from commodity hedging and trading activities for the three months ended June 30, 2010 and 2009, which totaled a net gain of $67 million and a net loss of $248 million, respectively:

Three Months Ended June 30, 2010—Unrealized mark-to-market net losses totaling $162 million included:

•

$149 million in net losses related to hedge positions, which includes $74 million in net gains from changes in fair value, $3 million in day one gains related to commodity hedging positions and $226 million in net losses that represent reversals of previously recorded net gains on positions settled in the period, and

•

$13 million in net losses related to trading positions, which includes $4 million in net losses from changes in fair value and $9 million in net losses that represent reversals of previously recorded net gains on positions settled in the period.

Realized net gains totaling $229 million included:

•	$222 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, largely related to the long-term hedging program, and

•	$7 million in net gains related to trading positions.

Three Months Ended June 30, 2009—Unrealized mark-to-market net losses totaling $300 million included:

•

$328 million in net losses related to hedge positions, which includes $272 million in net losses from changes in fair value, a $3 million day one loss related to a commodity hedging position (see Note 11 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010) and $53 million in net losses that represent reversals of previously recorded net gains on positions settled in the period, and

•

$28 million in net gains related to trading positions, which includes $10 million in net gains from changes in fair value and $18 million in net gains that represent reversals of previously recorded net losses on positions settled in the period.

Realized net gains totaling $52 million included:

•	$64 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, largely related to the long-term hedging program, and

•	$12 million in net losses related to trading positions.

Unrealized gains and losses that are related to physical derivative commodity contracts and are reported as revenues and purchased power costs, as required by accounting rules, totaled $17 million in net gains in 2010 and $20 million in net losses in 2009.

Operating costs increased $55 million, or 32%, to $229 million in 2010. The increase reflected $25 million in incremental expense related to the new generation units. The increase also reflects $17 million in higher costs due to the year-to-year timing of planned refueling outages at the Comanche Peak nuclear-fueled plant, $4 million in higher maintenance costs for legacy lignite/coal-fueled operations, $3 million in higher property taxes and $6 million in various other operating cost variances.

Depreciation and amortization increased $62 million, or 22%, to $345 million in 2010. The increase reflected $45 million in incremental expense related to the new generation units and associated mining operations. The balance of the increase was driven by equipment additions and changes in depreciation rate estimates related to pending equipment retirements.

SG&A expenses decreased $12 million, or 6%, to $180 million in 2010. The decrease reflected $15 million in lower transition costs associated with outsourced services and the retail customer information management system implemented in 2009, $3 million in lower employee-related costs, $3 million related to accounts receivable securitization program fees that are reported as interest expense and related charges in 2010 (see Note 5 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010) and $11 million of various other cost reductions, partially offset by $12 million of new costs in 2010 allocated from corporate, principally fees paid to the Sponsor Group and $8 million in higher marketing expenses.

Other income totaled $76 million in 2010 and $2 million in 2009. Other income in 2010 includes a $44 million gain on the sale of land and related water rights and a $30 million gain on the sale of interests in a natural gas gathering pipeline business.

Interest income increased $9 million, or 75%, to $21 million in 2010 reflecting higher notes receivable balances from affiliates.

Interest expense and related charges increased by $757 million to $948 million in 2010 reflecting a $254 million unrealized mark-to-market net loss related to interest rate swaps in 2010 compared to a $460 million net gain in 2009 and a $63 million decrease in capitalized interest due to completion of certain new generation facility construction activities, partially offset by a $20 million decrease in noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges.

Income tax benefit totaled $223 million in 2010 compared to income tax benefit of $35 million in 2009. The effective tax rate was 34.3% and 31.0% on losses in 2010 and 2009, respectively. The increase in the effective rate reflects the effect of ongoing accruals of interest on uncertain tax positions.

Net loss for the segment increased $349 million in 2010 to $427 million reflecting higher interest expense and related charges, partially offset by higher realized net gains and lower unrealized net losses related to commodity hedging activities and higher baseload generation.

Competitive Electric Segment—Financial Results—Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Operating revenues increased $281 million, or 8%, to $3.992 billion in 2010.

Wholesale electricity revenues increased $307 million, or 46%, to $970 million in 2010 as compared to 2009 when revenues decreased 60%. A 16% increase in wholesale electricity sales volumes, reflecting production from the new generation units, increased revenues by $129 million. A 10% increase in average wholesale electricity prices, reflecting higher natural gas prices and market heat rates, increased revenues by $87 million. The balance of the revenue increase reflected a decrease in unrealized losses related to physical derivative commodity sales contracts as discussed in footnote (b) to the “Revenue and Commodity Hedging and Trading Activities” table above.

Retail electricity revenues decreased $62 million, or 2%, to $2.897 billion and reflected the following:

•

Lower average pricing decreased revenues by $256 million driven by the contract business market and also reflecting lower residential pricing. Lower average pricing in both business and residential markets is reflective of competitive activity and a change in customer mix.

•

A 7% increase in sales volumes increased revenues by $194 million reflecting increases in both the residential and business markets. A 9% increase in business markets sales volumes reflected a change in customer mix, the impact of colder winter weather and improved economic activity. Higher average consumption resulted in a 5% overall increase in residential sales volumes, reflecting colder than normal winter weather in 2010 compared to warmer than normal winter weather in 2009, partially offset by a decline in residential customer counts.

The change in operating revenues also reflected a $12 million decrease in amortization of intangible assets arising from purchase accounting reflecting expiration of retail sales contracts.

Fuel, purchased power costs and delivery fees increased $321 million, or 18%, to $2.121 billion in 2010. Higher purchased power costs contributed $166 million to the increase and reflected increased volumes driven by outages of the new lignite-fueled units and the nuclear facility and higher retail demand, as well as higher prices driven by the effect of higher natural gas prices and market heat rates as discussed above regarding wholesale revenues. Other factors contributing to the increase included $70 million in lignite fuel costs related to production from the new generation units at Oak Grove and Sandow, $63 million in higher lignite/coal costs at existing plants, reflecting higher purchased coal commodity and transportation costs, $41 million in higher delivery fees, reflecting increased retail sales volumes and tariffs and $26 million in higher fuel costs for natural gas-fueled generation driven by higher prices. These increases were partially offset by $43 million in lower amortization of the intangible net asset values (including the stepped-up value of nuclear fuel) resulting from purchase accounting.

Overall baseload generation production increased 12% in 2010 reflecting a 22% increase in lignite/coal-fueled production, driven by the production in 2010 from the new generation units, partially offset by a 7% decrease in nuclear-fueled production. The decrease in nuclear-fueled production was due to an unplanned transformer outage in January 2010 and year-to-year timing differences of planned refueling outages.

Following is an analysis of amounts reported as net gain from commodity hedging and trading activities for the six months ended June 30, 2010 and 2009, which totaled $1.280 billion and $880 million, respectively:

Six Months Ended June 30, 2010—Unrealized mark-to-market net gains totaling $816 million included:

•

$814 million in net gains related to hedge positions, which includes $1.249 billion in net gains from changes in fair value, $3 million in day one gains related to commodity hedging positions and $438 million in net losses that represent reversals of previously recorded net gains on positions settled in the period, and

•

$2 million in net gains related to trading positions, which includes $23 million in net gains from changes in fair value, a $1 million day one gain related to a trading position and $22 million in net losses that represent reversals of previously recorded net gains on positions settled in the period.

Realized net gains totaling $464 million included:

•	$431 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, largely related to the long-term hedging program, and

•	$33 million in net gains related to trading positions.

Six Months Ended June 30, 2009—Unrealized mark-to-market net gains totaling $749 million included:

•

$754 million in net gains related to hedge positions, which includes $892 million in net gains from changes in fair value, a $3 million day one loss related to a commodity hedging position and $135 million in net losses that represent reversals of previously recorded fair values of positions settled in the period, and

•

$5 million in net losses related to trading positions, which includes $1 million in net gains from changes in fair value and $6 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $131 million include:

•	$137 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, largely related to the long-term hedging program, and

•	$6 million in net losses related to trading positions.

Unrealized gains and losses that are related to physical derivative commodity contracts and are reported as revenues and purchased power costs, as required by accounting rules, totaled $32 million in net gains in 2010 and $39 million in net losses in 2009.

Operating costs increased $83 million, or 24%, to $426 million in 2010. The increase reflected $45 million in incremental expense related to the new generation units. The increase also reflects $25 million in outage-related costs at the Comanche Peak nuclear-fueled plant reflecting year-to-year timing of planned outage maintenance costs and the first quarter 2010 unplanned transformer related outage, $7 million in higher lignite/coal maintenance costs for legacy operations and $6 million in various other operating cost variances.

Depreciation and amortization increased $122 million, or 22%, to $681 million in 2010. The increase reflected $80 million in incremental expense related to the new generation units and associated mining operations. The balance of the increase was driven by equipment additions and changes in depreciation rate estimates related to pending equipment retirements.

SG&A expenses totaled $363 million in both 2010 and 2009 and reflected:

•	$23 million of new costs in 2010 allocated from corporate, principally fees paid to the Sponsor Group;

•

$15 million in increased bad debt expense in 2010 for retail operations primarily associated with residential customers, reflecting higher delinquencies due to delays in final bills and disconnects resulting from a system conversion, customer losses and general economic conditions, and

•	$9 million of higher marketing expenses in 2010,

offset by:

•	$23 million in lower transition costs associated with outsourced services and the retail customer information management system implemented in 2009;

•	$10 million in lower employee compensation-related expense in 2010;

•

$6 million of accounts receivable securitization program fees that are reported in 2010 as interest expense and related charges (see Note 5 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010), and

•	$8 million of various other cost reductions.

The $70 million impairment of goodwill recorded in 2009 resulted from the completion of fair value calculations supporting a goodwill impairment charge recorded in the fourth quarter of 2008 as discussed in Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

Other income totaled $89 million in 2010 and $5 million in 2009. Other income in 2010 includes a $44 million gain on the sale of land and related water rights, a $37 million gain associated with the sale of interests in a natural gas gathering pipeline business (see Note 16) and a $5 million refund of sales taxes related to prior years. Other deductions totaled $11 million in 2010 and $16 million in 2009 reflecting lower severance charges in 2010.

Interest income increased $23 million to $42 million in 2010 reflecting higher notes receivable balances from affiliates.

Interest expense and related charges increased by $1.104 billion to $1.721 billion in 2010 reflecting a $361 million unrealized mark-to-market net loss related to interest rate swaps in 2010 compared to a $665 million net gain in 2009 and a $126 million decrease in capitalized interest due to completion of certain new generation facility construction activities, partially offset by a $31 million decrease in noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges and $18 million in lower average rates.

Income tax expense totaled $26 million in 2010 compared to $322 million in 2009. The effective rate was 83.9% and 40.2% in 2010 and 2009, respectively. The increase in the effective tax rate reflects the effect of interest accrued on uncertain tax positions on a significantly lower pretax income base in 2010 compared to 2009, partially offset by the impact of the nondeductible goodwill impairment of $70 million in 2009, which increased the rate approximately three percentage points.

Net income for the segment decreased $474 million in 2010 to $5 million reflecting higher interest expense and related charges, partially offset by higher realized net gains related to commodity hedging activities, the charge for impairment of goodwill in 2009 and higher baseload generation.

Energy-Related Commodity Contracts and Mark-to-Market Activities

The table below summarizes the changes in commodity contract assets and liabilities for the six months ended June 30, 2010 and 2009. The net change in these assets and liabilities, excluding “other activity” as described below, represents the pretax effect on earnings of positions in the commodity contract portfolio that are marked-to-market in net income (see Note 11 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010). The portfolio consists primarily of economic hedges but also includes trading positions.

	Six Months Ended June 30,
	2010	2009
Commodity contract net asset at beginning of period	$1,718	$430
Settlements of positions (a)	(428)	(181)
Changes in fair value (b)	1,276	890
Other activity (c)	44	40

Commodity contract net asset at end of period (d)	$2,610	$1,179

(a)	Represents reversals of previously recognized unrealized gains and losses upon settlement (offsets realized gains and losses recognized in the settlement period).
(b)	Represents unrealized gains and losses recognized, primarily related to positions in the long-term hedging program (see discussion above under “Long-Term Hedging Program”).
(c)	These amounts do not represent unrealized gains or losses. Includes initial values of positions involving the receipt or payment of cash or other consideration, generally related to options purchased/sold and physical natural gas exchange transactions. 2010 amount includes $46 million related to net payment of option premiums and $10 million related to settlement of a power sales agreement, partially offset by $12 million for expired option premiums. 2009 amount includes $7 million related to net payment of option premiums, $29 million in natural gas provided under physical gas exchange transactions and $7 million related to settlement of a certain power sales agreement, partially offset by $3 million for expired option premiums.
(d)	2010 amount excludes $2 million in net derivative liability related to cash flow hedge positions not marked-to-market in net income. See Note 11 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for additional discussion of commodity contracts assets and liabilities.

Unrealized gains and losses related to commodity contracts are summarized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Unrealized gains/(losses) related to contracts marked-to-market	$(145)	$(321)	$848	$709
Ineffectiveness gains/losses related to cash flow hedges	—	1	—	1

Total unrealized gains (losses) related to commodity contracts	$(145)	$(320)	$848	$710

Maturity Table—The following table presents the net commodity contract asset arising from recognition of fair values under mark-to-market accounting as of June 30, 2010, scheduled by the source of fair value and contractual settlement dates of the underlying positions.

	Maturity dates of unrealized commodity contract asset at June 30, 2010
Source of fair value	Less than 1 year	1-3 years	4-5 years	Excess of 5 years	Total
Prices actively quoted	$(102)	$(54)	$—	$—	$(156)
Prices provided by other external sources	964	1,447	186	—	2,597
Prices based on models	32	(6)	316	(173)	169

Total	$894	$1,387	$502	$(173)	$2,610

Percentage of total fair value	34%	53%	19%	(6)%	100%

The “prices actively quoted” category reflects only exchange traded contracts for which active quotes are readily available. The “prices provided by other external sources” category represents forward commodity positions valued using prices for which over-the-counter broker quotes are available in active markets. Over-the-counter quotes for power in ERCOT that are deemed active markets (excluding the West zone) generally extend through 2012 and over-the-counter quotes for natural gas generally extend through 2015, depending upon delivery point. The “prices based on models” category contains the value of all nonexchange traded options, valued using option pricing models. In addition, this category contains other contractual arrangements that may have both forward and option components, as well as other contracts that are valued using proprietary long-term pricing models that utilize certain market based inputs. See Note 9 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for fair value disclosures and discussion of fair value measurements.

FINANCIAL CONDITION

Liquidity and Capital Resources

Cash Flows—Cash provided by operating activities for the six months ended June 30, 2010 and 2009 totaled $134 million and $504 million, respectively. The decrease in cash provided of $370 million was driven by a $383 million effect of the amended accounting standard related to the sale of accounts receivable program (see Note 5 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010). Changes in funding under the program have previously been reported as operating cash flows, and the amended accounting rule requires that the amount of funding under the program upon the January 1, 2010 adoption ($383 million) be reported as a use of operating cash flows and a source of financing cash flows. All changes in funding subsequent to adoption of the amended standard are reported as financing activities.

Cash provided by financing activities decreased $405 million as summarized below:

	Six Months Ended June 30,
	2010	2009
Net issuances, repayments and repurchases of borrowings	$(151)	$408
Net contributions from and distributions to noncontrolling interests	14	15
Net short-term borrowings under accounts receivable sales program	158	—
Other	18	21

Total provided by financing activities	$39	$444

Cash used in investing activities decreased $1.356 billion driven by the return in 2010 of the collateral posted in 2009 related to interest rate swaps discussed in Note 11 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 and decreased capital expenditures. These activities are summarized below:

	Six Months Ended June 30,
	2010	2009
Capital expenditures, including nuclear fuel	$(637)	$(1,364)
Redemption of investment held in money market fund	—	142
Investment redeemed/(posted) with counterparty	400	(400)
Proceeds from sale of assets	141	1
Change in restricted cash	(5)	129
Other	(21)	14

Total used in investing activities	$(122)	$(1,478)

The decline in capital spending for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009 primarily reflected the deconsolidation of Oncor ($537 million capital expenditures in 2009) (see Note 3 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010) in 2010 and a decrease in spending related to the construction of the now substantially complete new generation facilities.

Depreciation and amortization expense reported in the statement of cash flows exceeded the amount reported in the statement of income by $189 million and $215 million for the six months ended June 30, 2010 and 2009, respectively. The difference represented amortization of nuclear fuel, which is reported as fuel cost in the statement of income consistent with industry practice, and amortization of intangible net assets and debt fair value discounts arising from purchase accounting that is reported in various other income statement line items including operating revenues, fuel and purchased power costs and delivery fees, other income and interest expense and related charges.

Debt Financing Activity—Activities related to short-term borrowings and long-term debt during the six months ended June 30, 2010 are as follows (all amounts presented are principal, and repayments and repurchases include amounts related to capital leases and exclude amounts related to debt discount, financing and reacquisition expenses):

	Borrowings (a)	Repayments and Repurchases (b)
TCEH	$107	$426
EFC Holdings	—	2
Intermediate Holding	—	—
EFH Corp.	768	217

Total long-term	875	645

Total short-term—TCEH (c)	—	218

Total	$875	$863

(a)	Includes the following activities (see Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010):

•	$500 million of EFH Corp. 10% Notes issued by EFH Corp., the proceeds of which may be used in debt exchanges or repurchases.

•	Principal increases in payment of accrued interest totaling $162 million and $107 million of EFH Corp. and TCEH Toggle Notes, respectively.

•	$106 million of EFH Corp. 10% Notes issued by EFH Corp. in debt exchanges.

(b)	Includes $249 million of noncash retirements as a result of 2010 debt exchange and repurchase transactions discussed in Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.
(c)	Short-term amounts represent net borrowings/repayments.

See Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for further detail of long-term debt and other financing arrangements.

We, our affiliates or our agents may from time to time purchase our outstanding debt for cash in open market purchases or privately negotiated transactions (including pursuant to a Section 10b-5(1) plan) or via privately negotiated exchange transactions similar to the private exchange transactions completed in 2010, or we may refinance existing debt. We will evaluate any such transactions in light of market prices of the debt, taking into account liquidity requirements and prospects for future access to capital, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material.

Available Liquidity—The following table summarizes changes in available liquidity for the six months ended June 30, 2010 (excluding Oncor):

	Available Liquidity
	June 30, 2010	December 31, 2009	Change
Cash and cash equivalents	$1,211	$1,161	$50
TCEH Revolving Credit Facility (a)	1,880	1,721	159
TCEH Letter of Credit Facility	429	399	30

Subtotal	$3,520	$3,281	$239
Short-term investment (b)	—	490	(490)

Total liquidity	$3,520	$3,771	$(251)

(a)	As of June 30, 2010 and December 31, 2009, the TCEH Revolving Credit Facility includes $144 million and $141 million, respectively, of commitments from Lehman that are only available from the fronting banks and the swingline lender.
(b)	December 31, 2009 amount includes $425 million cash investment (including accrued interest) and $65 million in letters of credit posted related to certain interest rate and commodity hedge transactions. Pursuant to the related agreement, the collateral was returned in March 2010. See Note 11 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

Note: Available liquidity above does not include the amounts available from exercising the payment-in-kind (PIK) option on the EFH Corp. Toggle Notes and TCEH Toggle Notes, which for the remaining payment dates from November 2010 through November 2012 could avoid cash interest payments of approximately $1.2 billion, excluding any effect of the ongoing debt exchange offers launched in July 2010 discussed in Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

The $251 million decrease in available liquidity was driven by a reduction of financing under the accounts receivable securitization program as discussed in Note 5 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010. Cash from debt issued was largely offset by cash used for debt repayments and repurchases.

See Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for additional discussion of the credit facilities.

Pension and OPEB Plan Funding—Pension and OPEB plan funding is expected to total $45 million and $24 million, respectively, in 2010. Oncor is expected to fund approximately 88% of this amount consistent with its share of the pension liability. We made pension and OPEB contributions of $14 million and $12 million, respectively, in the six months ended June 30, 2010, including $22 million contributed by Oncor.

Toggle Notes Interest Election—EFH Corp. and TCEH have the option every six months at their discretion, ending with the payment due November 2012, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. We elected to do so beginning with the May 2009 interest payment as an efficient and cost-effective method to further enhance liquidity, in light of the weaker economy and related lower electricity demand and the continuing uncertainty in the financial markets. Once EFH Corp. and/or TCEH make a PIK election, the election is valid for each succeeding interest payment period until EFH Corp. and/or TCEH revoke the applicable election. Use of the PIK feature will be evaluated at each election period, taking into account market conditions and other relevant factors at such time.

EFH Corp. made its May 2010 interest payment and will make its November 2010 interest payment on the EFH Corp. Toggle Notes by using the PIK feature of those notes. During such applicable interest periods, the interest rate on these notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the notes by $162 million in May 2010 and will further increase the aggregate principal amount of the notes by a currently estimated $162 million in November 2010. The elections increased liquidity in May 2010 by an amount equal to $152 million and will further increase liquidity in November 2010 by an amount equal to a currently estimated $152 million, constituting the amounts of cash interest that otherwise would have been payable on the notes in May 2010 and November 2010, respectively.

Similarly, TCEH made its May 2010 interest payment and will make its November 2010 interest payment on the TCEH Toggle Notes by using the PIK feature of those notes. During such applicable interest periods, the interest rate on these notes is increased from 10.50% to 11.25%. TCEH increased the aggregate principal amount of the notes by approximately $110 million in May 2010, including $3 million principal amount paid to EFH Corp. and eliminated in consolidation, and will further increase the aggregate principal amount of the notes by $116 million in November 2010, including $3 million principal amount paid to EFH Corp. and eliminated in consolidation. The elections increased liquidity in May 2010 by an amount equal to $103 million and will further increase liquidity in November 2010 by an amount equal to an estimated $108 million, constituting the amounts of cash interest that otherwise would have been payable on the notes in May 2010 and November 2010, respectively.

See Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for discussion of debt repurchase and exchange transactions in 2010 that resulted in redemption of portions of the outstanding principal of the EFH Corp. and TCEH Toggle Notes held by unaffiliated parties that are reflected in the amounts related to the May 2010 and November 2010 PIK elections. No effects of the ongoing debt exchange offers launched in July 2010 are reflected above.

Liquidity Effects of Commodity Hedging and Trading Activities—Commodity hedging and trading transactions typically require a counterparty to post collateral if the forward price of the underlying commodity moves such that the hedging or trading instrument held by such counterparty has declined in value. TCEH uses cash, letters of credit, asset-backed liens and other forms of credit support to satisfy such collateral obligations. In addition, TCEH’s Commodity Collateral Posting Facility, an uncapped senior secured revolving credit facility, funds the cash collateral posting requirements for a significant portion of the positions in the long-term hedging program not otherwise secured by a first-lien in the assets of TCEH. The aggregate principal amount of this facility is determined by the exposure arising from higher forward market prices, regardless of the amount of such exposure, on a portfolio of certain natural gas hedging transaction volumes. Including those hedging transactions where margin deposits are covered by unlimited borrowings under the TCEH Commodity Collateral Posting Facility, at June 30, 2010, more than 95% of the long-term natural gas hedging program transactions were secured by a first-lien interest in the assets of TCEH that is pari passu with the TCEH Senior Secured

Facilities, the effect of which is a significant reduction in the liquidity exposure associated with collateral requirements for those hedging transactions. See Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for more information about this facility.

As of June 30, 2010, TCEH received or posted cash and letters of credit for commodity hedging and trading activities as follows:

•	$168 million in cash has been posted with counterparties for exchange cleared transactions (including initial margin), as compared to $183 million posted as of December 31, 2009;

•

$525 million in cash has been received from counterparties, net of $5 million in cash posted, for over-the-counter and other non-exchange cleared transactions, as compared to $516 million received, net of $4 million in cash posted, as of December 31, 2009;

•	$318 million in letters of credit have been posted with counterparties, as compared to $379 million posted as of December 31, 2009, and

•	$31 million in letters of credit have been received from counterparties, as compared to $44 million received as of December 31, 2009.

With respect to exchange cleared transactions, these transactions typically require initial margin (i.e., the upfront cash and/or letter of credit posted to take into account the size and maturity of the positions and credit quality) in addition to variance margin (i.e., the daily cash margin posted to take into account changes in the value of the underlying commodity). The amount of initial margin required is generally defined by exchange rules. Clearing agents, however, typically have the right to request additional initial margin based on various factors including market depth, volatility and credit quality, which may be in the form of cash, letters of credit, a guaranty or other forms as negotiated with the clearing agent. With respect to cash collateral that is received, such cash collateral is either used for working capital and other corporate purposes, including reducing short-term borrowings under credit facilities, or it is required to be deposited in a separate account and restricted from being used for working capital and other corporate purposes. With respect to over-the-counter transactions, counterparties generally have the right to substitute letters of credit for such cash collateral. In such event, the cash collateral previously posted would be returned to such counterparties thereby reducing liquidity in the event that it was not restricted. As of June 30, 2010, restricted cash collateral held totaled $6 million. See Note 16 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 regarding restricted cash.

With the long-term hedging program, increases in natural gas prices generally result in increased cash collateral and letter of credit postings to counterparties. As of June 30, 2010, approximately 500 million MMBtu of positions related to the long-term hedging program were not directly secured on an asset-lien basis and thus have cash collateral posting requirements. The uncapped TCEH Commodity Collateral Posting Facility supports the collateral posting requirements related to substantially all of these transactions.

Income Tax Refunds/Payments—Income tax payments, primarily amounts related to the Texas margin tax, are expected to total approximately $72 million in the next 12 months. Payments in the six months ended June 30, 2010 totaled $52 million.

Accounts Receivable Securitization Program—TXU Energy participates in EFH Corp.’s accounts receivable securitization program with financial institutions (the funding entities). As discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010, in accordance with amended transfers and servicing accounting standards, the trade accounts receivable amounts under the program are reported as pledged balances and the related funding amounts are reported as short-term borrowings. Under the program, TXU Energy (originator) sells retail trade accounts receivable to TXU Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sells undivided interests in the purchased accounts receivable for cash to entities established for this purpose by the funding entities. All new trade receivables under the program generated by the originator are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Funding under the program totaled $158 million and $383 million at June 30, 2010 and December 31, 2009, respectively. See Note 5 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for a more complete description of the program including amendments to the program in June 2010, the impact of the program on the financial statements for the periods presented and the contingencies that could result in termination of the program and a reduction of liquidity should the underlying financing be settled.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions—The terms of certain of our financing arrangements contain maintenance covenants with respect to leverage ratios and/or minimum net worth. As of June 30, 2010, we were in compliance with all such covenants.

Covenants and Restrictions under Financing Arrangements—Each of the TCEH Senior Secured Facilities and the indentures governing substantially all of the debt we have issued in connection with, and subsequent to, the Merger contain covenants that could have a material impact on the liquidity and operations of EFH Corp. and its subsidiaries.

Adjusted EBITDA (as used in the restricted payments covenant contained in the indenture governing the EFH Corp. Senior Notes) for the twelve months ended June 30, 2010 totaled $5.116 billion for EFH Corp. See elsewhere herein for a reconciliation of net income to Adjusted EBITDA for EFH Corp., TCEH and Intermediate Holding, respectively, for the six and twelve months ended June 30, 2010 and 2009.

The following table summarizes TCEH’s secured debt to adjusted EBITDA ratio under the maintenance covenant in the TCEH Senior Secured Facilities and various other financial ratios of EFH Corp., Intermediate Holding and TCEH that are applicable under certain other covenants in the TCEH Senior Secured Facilities and the indentures governing the TCEH Senior Notes, the EFH Corp. Senior Notes, the EFH Corp. Senior Secured Notes and the EFIH 9.75% Notes as of June 30, 2010 and December 31, 2009 and the corresponding maintenance and other covenant threshold levels as of June 30, 2010:

	June 30, 2010	December 31, 2009	Threshold Level as of June 30, 2010
Maintenance Covenant:
TCEH Senior Secured Facilities:
Secured debt to adjusted EBITDA ratio (a)	5.06 to 1.00	4.76 to 1.00	Must not exceed 7.00 to 1.00 (b)
Debt Incurrence Covenants:
EFH Corp. Senior Notes:
EFH Corp. fixed charge coverage ratio	1.3 to 1.0	1.2 to 1.0	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
EFH Corp. Senior Secured Notes:
EFH Corp. fixed charge coverage ratio	1.3 to 1.0	1.2 to 1.0	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
EFIH 9.75% Notes:
Intermediate Holding fixed charge coverage ratio (c)	95.1 to 1.0	53.8 to 1.0	At least 2.0 to 1.0
TCEH Senior Notes:
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
TCEH Senior Secured Facilities:
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
Restricted Payments/Limitations on Investments Covenants:
EFH Corp. Senior Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (d)	1.5 to 1.0	1.4 to 1.0	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (d)	1.3 to 1.0	1.2 to 1.0	At least 2.0 to 1.0
EFH Corp. leverage ratio	9.0 to 1.0	9.4 to 1.0	Equal to or less than 7.0 to 1.0
EFH Corp. Senior Secured Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (d)	1.5 to 1.0	1.4 to 1.0	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (d)	1.3 to 1.0	1.2 to 1.0	At least 2.0 to 1.0
EFH Corp. leverage ratio	9.0 to 1.0	9.4 to 1.0	Equal to or less than 7.0 to 1.0
EFIH 9.75% Notes:
General restrictions (non-EFH Corp. payments):
Intermediate Holding fixed charge coverage ratio (c)(e)	4.9 to 1.0	3.9 to 1.0	At least 2.0 to 1.0
General restrictions (EFH Corp. payments):
Intermediate Holding fixed charge coverage ratio (c)(e)	95.1 to 1.0	53.8 to 1.0	At least 2.0 to 1.0
Intermediate Holding leverage ratio	4.2 to 1.0	4.4 to 1.0	Equal to or less than 6.0 to 1.0
TCEH Senior Notes:
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
TCEH Senior Secured Facilities:
Payments to Sponsor Group:
TCEH total debt to adjusted EBITDA ratio	8.2 to 1.0	8.4 to 1.0	Equal to or less than 6.5 to 1.0

(a)	In accordance with the terms of the TCEH Senior Secured Facilities and as the result of the new Sandow and first Oak Grove generating units achieving average capacity factors of greater than or equal to 70% for the three months ended March 31, 2010, the maintenance covenant as of June 30, 2010 includes pro forma twelve months adjusted EBITDA for the units and the proportional amount of outstanding debt under the Delayed Draw Term Loan (see Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010) applicable to the two units.
(b)	Threshold level will decrease to a maximum of 6.75 to 1.00 effective December 31, 2010. Calculation excludes debt that ranks junior to the TCEH Senior Secured Facilities.

(c)	Although Intermediate Holding currently meets the fixed charge coverage ratio threshold applicable to certain covenants contained in the indenture governing the EFIH 9.75% Notes, Intermediate Holding’s ability to use such thresholds to incur debt or make restricted payments/investments is currently limited by the covenants contained in the EFH Corp. Senior Notes and the EFH Corp. Senior Secured Notes.
(d)	The EFH Corp. fixed charge coverage ratio for non-Sponsor Group payments includes the results of Oncor Holdings and its subsidiaries. The EFH Corp. fixed charge coverage ratio for Sponsor Group payments excludes the results of Oncor Holdings and its subsidiaries.
(e)	The Intermediate Holding fixed charge coverage ratio for non-EFH Corp. payments includes the results of Oncor Holdings and its subsidiaries. The Intermediate Holding fixed charge coverage ratio for EFH Corp. payments excludes the results of Oncor Holdings and its subsidiaries.

Material Credit Rating Covenants and Credit Worthiness Effects on Liquidity—As a result of TCEH’s non-investment grade credit rating and considering collateral thresholds of certain retail and wholesale commodity contracts, as of June 30, 2010, counterparties to those contracts could have required TCEH to post up to an aggregate of $18 million in additional collateral. This amount largely represents the below market terms of these contracts as of June 30, 2010; thus, this amount will vary depending on the value of these contracts on any given day.

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s below investment grade credit rating, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. The amount of collateral support required to be posted, as well as the time period of transition charges covered, varies by utility. As of June 30, 2010, TCEH has posted collateral support in the form of letters of credit to the applicable utilities in an aggregate amount equal to $30 million, with $16 million of this amount posted for the benefit of Oncor.

The PUCT has rules in place to assure adequate credit worthiness of each REP, including the ability to return customer deposits, if necessary. Under these rules, as of June 30, 2010, TCEH posted letters of credit in the amount of $84 million, which are subject to adjustments. See “Regulation and Rates—Certification of REPs.”

The RRC has rules in place to assure adequate credit worthiness of parties that have mining reclamation obligations. Under these rules, should the RRC determine that the credit worthiness of Luminant Generation Company LLC (a subsidiary of TCEH) is not sufficient to support its reclamation obligations, TCEH may be required to post cash or letter of credit collateral support in an amount currently estimated to be approximately $650 million to $850 million. The actual amount (if required) could vary depending upon numerous factors, including Luminant Generation Company LLC’s credit worthiness and the level of mining reclamation obligations.

ERCOT has rules in place to assure adequate credit worthiness of parties that schedule power on the ERCOT System. Under these rules, TCEH has posted collateral support, predominantly in the form of letters of credit, totaling $36 million as of June 30, 2010 (which is subject to weekly adjustments based on settlement activity with ERCOT).

Other arrangements of EFH Corp. and its subsidiaries, including Oncor’s credit facility, the accounts receivable securitization program (see Note 5 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010) and certain leases, contain terms pursuant to which the interest rates charged under the agreements may be adjusted depending on the relevant credit ratings.

In the event that any or all of the additional collateral requirements discussed above are triggered, we believe we will have adequate liquidity to satisfy such requirements.

Material Cross Default Provisions—Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

A default by TCEH or any of its restricted subsidiaries in respect of indebtedness, excluding indebtedness relating to the accounts receivable securitization program and hedging obligations, in an aggregate amount in excess of $200 million may result in a cross default under the TCEH Senior Secured Facilities. Under these facilities, such a default will allow the lenders to accelerate the maturity of outstanding balances ($22.016 billion at June 30, 2010) under such facilities.

The indenture governing the TCEH Senior Notes contains a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of TCEH or any of its restricted subsidiaries in an aggregate amount equal to or greater than $250 million may cause the acceleration of the TCEH Senior Notes.

Under the terms of a TCEH rail car lease, which had $46 million in remaining lease payments as of June 30, 2010 and terminates in 2017, if TCEH failed to perform under agreements causing its indebtedness in aggregate principal amount of $100 million or more to become accelerated, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

Under the terms of a TCEH rail car lease, which had $52 million in remaining lease payments as of June 30, 2010 and terminates in 2028, if obligations of TCEH in excess of $200 million in the aggregate for payments of obligations to third party creditors under lease agreements, deferred purchase agreements or loan or credit agreements are accelerated prior to their original stated maturity, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

Each of the indentures governing the EFH Corp. Senior Notes and Senior Secured Notes contains a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. or any of its restricted subsidiaries in an aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Senior Notes and Senior Secured Notes.

The indenture governing the EFIH 9.75% Notes contains a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of Intermediate Holding or any of its restricted subsidiaries in an aggregate amount equal to or greater than $250 million may cause the acceleration of the EFIH 9.75% Notes.

The accounts receivable securitization program contains a cross default provision with a threshold of $200 million that applies in the aggregate to the originator, any parent guarantor of an originator or any subsidiary acting as collection agent under the program. TXU Receivables Company and EFH Corporate Services Company (a direct subsidiary of EFH Corp.), as collection agent, in the aggregate have a cross default threshold of $50,000. If any of the aforementioned defaults on indebtedness of the applicable threshold were to occur, the program could terminate.

We enter into energy-related and financial contracts, the master forms of which contain provisions whereby an event of default or acceleration of settlement would occur if we were to default under an obligation in respect of borrowings in excess of thresholds, which vary, stated in the contracts. The subsidiaries whose default would trigger cross default vary depending on the contract.

Each of TCEH’s natural gas hedging agreements that are secured with a lien on its assets on a pari passu basis with the TCEH Senior Secured Facilities contains a cross default provision. In the event of a default by TCEH or any of its subsidiaries relating to indebtedness (such amounts varying by contract but ranging from $200 million to $250 million) that results in the acceleration of such debt, then each counterparty under these hedging agreements would have the right to terminate its hedge agreement with TCEH and require all outstanding obligations under such agreement to be settled.

In the event of a default by TCEH relating to indebtedness in an amount equal to or greater than $200 million that results in the acceleration of such debt, then each counterparty under TCEH’s interest rate swap agreements with an aggregate derivative liability of $1.574 billion at June 30, 2010 would have the right to terminate its interest rate swap agreement with TCEH and require all outstanding obligations under such agreement to be settled.

A default by Oncor or any subsidiary thereof in respect of indebtedness in a principal amount in excess of $50 million may result in a cross default under its credit facility. Under this facility such a default may cause the maturity of outstanding balances ($948 million at June 30, 2010) under such facility to be accelerated.

Other arrangements, including leases, have cross default provisions, the triggering of which would not be expected to result in a significant effect on liquidity.

Guarantees—See Note 7 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for details of guarantees.

OFF–BALANCE SHEET ARRANGEMENTS

See Notes 3 and 7 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 regarding VIEs and guarantees.

COMMITMENTS AND CONTINGENCIES

See Note 7 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for discussion of commitments and contingencies.

CHANGES IN ACCOUNTING STANDARDS

See Note 1 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for a discussion of changes in accounting standards.

REGULATION AND RATES

Regulatory Investigations and Reviews

See Note 7 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

Certification of REPs

In April 2009, the PUCT finalized a rule relating to the Certification of Retail Electric Providers. The rule strengthens the certification requirements for REPs in order to better protect customers, transmission and distribution utilities (TDUs), and other REPs from the potential insolvency of REPs. The rule, among other things, increases creditworthiness and financial reporting requirements for REPs and provides additional customer protection requirements and regulatory asset consideration for TDU bad debt expenses. Under the new financial requirements, TXU Energy filed an amended certification, which became effective in March 2010. As a result, TCEH posted letters of credit in March 2010 totaling $84 million with the PUCT securing its payment obligations to TDUs, and is no longer required to reserve liquidity for such purposes. Liquidity reserved at December 31, 2009 totaled $228 million.

Wholesale Market Design—Nodal Market

In August 2003, the PUCT adopted a rule that, when implemented, will alter the wholesale market design in the ERCOT market. The rule requires ERCOT to:

•	use a stakeholder process to develop a new wholesale market model;

•	operate a voluntary day-ahead energy market;

•	directly assign all congestion rents to the resources that caused the congestion;

•	use nodal energy prices for resources;

•	provide information for energy trading hubs by aggregating nodes;

•	use zonal prices for loads, and

•	provide congestion revenue rights (CRRs) (but not physical rights).

ERCOT currently has a zonal wholesale market structure consisting of four geographic zones. The proposed location-based congestion-management market is referred to as a “nodal” market because wholesale pricing would differ across the various nodes on the transmission grid instead of across the geographic zones. The implementation of a nodal market is being done in conjunction with transmission improvements designed to reduce current congestion. The implementation of a nodal market is scheduled for December 2010. We cannot predict the ultimate impact of the proposed nodal wholesale market design on our operations or financial results.

In 2010, ERCOT began conducting market testing activities in preparation for the December 2010 transition to the nodal market design. These testing activities have included certifying qualified scheduling entities (QSEs) to participate in the day-ahead and real-time markets, conducting market-wide tests of ERCOT’s nodal operation systems to deploy generation resources to maintain grid frequency, holding mock auctions related to CRRs and conducting simulations of day-ahead market operations with market participants. In addition to these operational market testing activities, ERCOT has provided simulated full financial settlement and calculation of simulated credit exposure and collateral requirements for each simulated operating day. We have participated in these activities and are currently fully certified for participating in both the day-ahead market and real-time operations. Additionally, all of our operational and mothballed generation assets and our QSEs have completed certification for operation in the nodal market. In the upcoming months, we will continue to actively participate in ERCOT’s market tests, including the upcoming 168-hour test that is planned to be completed by October 2010.

Oncor Matters with the PUCT

Stipulation Approved by the PUCT—In April 2008, the PUCT entered an order, which became final in June 2008, approving the terms of a stipulation relating to the filing in 2007 by Oncor and Texas Holdings of a Merger-related Joint Report and Application with the PUCT pursuant to Section 14.101(b) of PURA and PUCT Substantive Rule 25.75. The stipulation required the filing of a rate case by Oncor no later than July 1, 2008 based on a test year ended December 31, 2007. In July 2008, Nucor Steel filed an appeal of the PUCT’s order in the 200th District Court of Travis County, Texas. A hearing in the appeal was held in June 2010, and the District Court affirmed the PUCT order in its entirety. Oncor filed the rate case with the PUCT in June 2008, and the PUCT issued a final order with respect to the rate case in August 2009 as discussed elsewhere herein. Oncor and four other parties appealed various portions of the rate case final order to state district court. The parties have agreed to a schedule that would result in a hearing in October 2010.

Transmission Rates (PUCT Docket Nos. 37882, 38460 and 38495)—In order to recover increases in its transmission costs, including incremental fees paid to other transmission service providers due to an increase in their rates, Oncor is allowed to request an update twice a year to the transmission cost recovery factor (TCRF) component of its retail delivery rates charged to REPs. In January 2010, an application was filed to increase the TCRF, which was administratively approved in February 2010 and became effective March 1, 2010. This application is expected to increase annualized revenues by $13 million. In July 2010, an application was filed to increase the TCRF, which is expected to be administratively approved and become effective in September 2010. This application is expected to increase Oncor’s annualized revenues by $15 million.

In July 2010, Oncor filed an application for an interim update of its wholesale transmission rate. Oncor expects PUCT approval of the new rate before the end of 2010. Following approval, Oncor’s annualized revenues are expected to increase by an estimated $43 million with $27 million of this increase recoverable through transmission rates charged to wholesale customers, and the remaining $16 million recoverable from REPs through the TCRF component of Oncor’s delivery rates.

Proposed PUCT Rulemaking—The PUCT has published proposed rule changes in two proceedings that would impact transmission rates. The first proceeding (PUCT Project No. 37909), which the PUCT is expected to consider by the end of September 2010, proposes changes to the TCRF rule to allow for more complete cost recovery of wholesale transmission charges incurred by distribution service providers. Currently, increased wholesale transmission charges are recoverable by distribution service providers, effective with the March 1 and September 1 TCRF updates, but distribution service providers cannot recover increased charges incurred prior to such updates. If the rule is approved as proposed, TCRF filings would still be effective March 1 and September 1, but distribution service providers would be allowed to include wholesale transmission charges based on the effective date of the wholesale transmission rate changes. In the second proceeding (PUCT Project No. 37519), the PUCT approved the proposal for adoption at its July 30, 2010 open meeting, making changes to the wholesale transmission rules to allow transmission service providers to update their wholesale transmission rates twice in a calendar year, as compared to once per year under the current rules, providing more timely recovery of incremental capital investment. Other changes included in this rule will (i) tie the effective date of the rule to the effective date of the TCRF rule in Project No. 37909, (ii) require the PUCT to consider the effects of reduced regulatory lag when setting rates in the next full rate case and (iii) provide for administrative approval of uncontested interim wholesale transmission rate applications.

Application for 2011 Energy Efficiency Cost Recovery Factor (PUCT Docket No. 38217)—In April and May 2010, Oncor filed an application with the PUCT to request approval of an energy efficiency cost recovery factor (EECRF) for 2011. PUCT rules require Oncor to make an annual EECRF filing by May 1 for implementation at the beginning of the next calendar year. The requested 2011 EECRF, as adjusted, is $54 million, the same amount established for 2010, and would result in a $0.95 per month charge for residential customers, as compared to the 2010 residential charge of $0.89 per month. As allowed by the rule, the 2011 EECRF is designed to recover $45 million of Oncor’s costs for the 2011 programs, to be reduced by $2 million for the over-recovery of 2009 program costs, plus a performance bonus to Oncor of $11 million based on 2009 results. No party has requested a hearing, and the PUCT staff has recommended approval of Oncor’s application. Oncor anticipates that the PUCT will issue an order in the third quarter 2010.

Competitive Renewable Energy Zones (CREZs)—In January 2009, the PUCT awarded approximately $1.3 billion of CREZ construction projects to Oncor (PUCT Docket Nos. 35665 and 37902). The projects involve the construction of transmission lines to support the transmission of electricity from renewable energy sources, principally wind generation facilities, in west Texas to population centers in the eastern part of the state. A written order reflecting the PUCT’s decision was entered in March 2009, and an order on rehearing was issued by the PUCT in May 2009. The cost estimates for the CREZ construction projects are based upon cost analyses prepared by ERCOT in April 2008. Based on the selection of final routes for the three default and nine priority projects and identification of additional costs not included in the original ERCOT estimate (e.g., wind interconnection facilities and required modifications to existing facilities), Oncor estimates that the cost of these projects will exceed ERCOT estimates by approximately $220 million. Final routes for five subsequent projects have not yet been selected by the PUCT. As of June 30, 2010, Oncor’s cumulative CREZ-related capital expenditures totaled $217 million, including $103 million during the six months ended June 30, 2010. It is expected that the necessary permitting actions and other requirements and all construction activities for Oncor’s CREZ construction projects will be completed by the end of 2013.

In October 2009, the PUCT initiated a proceeding to determine whether there is sufficient financial commitment from generators of renewable energy to grant Certificates of Convenience and Necessity (CCNs) for transmission facilities located in two areas in the panhandle of Texas designated as CREZs. If the PUCT determines that there is not sufficient financial commitment from the generators for either CREZ, the PUCT may take action, including delaying the filing of CREZ CCN applications until such time as the PUCT finds sufficient financial commitment for that CREZ in accordance with the financial commitment provisions of the PUCT’s rules. Three of the CREZ transmission projects awarded to Oncor are located in the two CREZs that are the subject of the proceeding. The estimated cost of these three transmission projects is approximately $380 million. In July 2010, a stipulation and proposed order was filed that would allow these projects to proceed. The PUCT approved the proposed order at its July 30, 2010 open meeting.

In July 2009, the City of Garland, Texas filed an Original Petition and Application for Stay and Injunction in the 200th District Court of Travis County, Texas seeking judicial review and a stay of the PUCT’s March 2009 written order selecting transmission service providers (including Oncor) to build CREZ transmission facilities. In January 2010, the district court issued an order reversing the PUCT’s order and remanding it to the PUCT for action consistent with the court’s opinion. The district court order did not contain a stay or injunction and severed the City of Garland’s requests for declaratory and injunctive relief. In February 2010, the PUCT issued orders that severed certain of the CREZ transmission projects awarded to Oncor and others from its consideration of the remand of the written order (PUCT Docket No. 37928) and suspended the schedule sequencing CREZ projects subsequent to CREZ priority projects (PUCT Docket No. 36802). In April 2010, the PUCT issued an order in Docket No. 36802 establishing the sequencing for CREZ projects subsequent to priority projects, which did not affect Oncor other than resulting in the schedule for Oncor to file CCN applications for its five CREZ subsequent projects between May and September 2010 as compared to the original March to May 2010 timeframe. That order excludes two CREZ subsequent projects that had been originally awarded to Lower Colorado River Authority, and the PUCT has opened Docket No. 38045 to award these two projects. In July 2010, the City of Garland and South Texas Electric Cooperative filed a participation agreement regarding these two projects. It is anticipated that the PUCT will award the projects in the third quarter of 2010.

Sunset Review—PURA, the PUCT, the RRC, ERCOT, the TCEQ and the Office of Public Utility Counsel (OPUC) will be subject to “sunset” review by the Texas Legislature in the 2011 legislative session. Sunset review includes, generally, a comprehensive review of the need for and effectiveness of an administrative agency (the PUCT, the RRC, ERCOT, the TCEQ or the OPUC), along with an evaluation of the advisability of any changes to that agency’s authorizing legislation (PURA). A Sunset staff report on the PUCT offering various recommendations for consideration by the Sunset Commission was issued in April 2010, and the related Sunset public meeting was conducted in May 2010. The Sunset Commission met in July 2010 and adopted various recommendations regarding the PUCT, ERCOT and the OPUC. A Sunset staff report on the RRC is scheduled to be issued in October 2010, and the related Sunset public meeting is scheduled for November 2010. The Sunset Commission will submit its recommendations for the Texas Legislature’s consideration during the next session, which begins in January 2011. We cannot predict the outcome of the sunset review process.

Summary

We cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter our basic financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that we may experience a loss in value as a result of changes in market conditions affecting factors such as commodity prices and interest rates, that may be experienced in the ordinary course of business. Our exposure to market risk is affected by a number of factors, including the size, duration and composition of our energy and financial portfolio, as well as the volatility and liquidity of markets. Instruments used to manage this exposure include interest rate swaps to manage interest rate risk related to indebtedness, as well as exchange traded, over-the-counter contracts and other contractual arrangements to manage commodity price risk.

Risk Oversight

TCEH manages the commodity price, counterparty credit and commodity-related operational risk related to the unregulated energy business within limitations established by senior management and in accordance with overall risk management policies. Interest rate risk is managed centrally by the corporate treasury function. Market risks are monitored by risk management groups that operate independently of the wholesale commercial operations, utilizing defined practices and analytical methodologies. These techniques measure the risk of change in value of the portfolio of contracts and the hypothetical effect on this value from changes in market conditions and include, but are not limited to, Value at Risk (VaR) methodologies. Key risk control activities include, but are not limited to, transaction review and approval (including credit review), operational and market risk measurement, validation of transaction capture, portfolio valuation and reporting, including mark-to-market valuation, VaR and other risk measurement metrics.

We have a corporate risk management organization that is headed by the Chief Financial Officer, who also functions as the Chief Risk Officer. The Chief Risk Officer, through his designees, enforces applicable risk limits, including the respective policies and procedures to ensure compliance with such limits and evaluates the risks inherent in our businesses.

Commodity Price Risk

TCEH is subject to the inherent risks of market fluctuations in the price of electricity, natural gas and other energy-related products it markets or purchases. The company actively manages its portfolio of owned generation assets, fuel supply and retail sales load to mitigate the near-term impacts of these risks on results of operations. The company, similar to other participants in the market, cannot fully manage the long-term value impact of structural declines or increases in natural gas and power prices and spark spreads (differences between the market price of electricity and its cost of production).

In managing energy price risk, TCEH enters into a variety of market transactions including, but not limited to, short- and long-term contracts for physical delivery, exchange traded and over-the-counter financial contracts and bilateral contracts with customers. Activities include hedging, the structuring of long-term contractual arrangements and proprietary trading. The company continuously monitors the valuation of identified risks and adjusts positions based on current market conditions. The company strives to use consistent assumptions regarding forward market price curves in evaluating and recording the effects of commodity price risk.

Long-Term Hedging Program—See “Significant Activities and Events” above for a description of the program, including potential effects on reported results.

VaR Methodology—A VaR methodology is used to measure the amount of market risk that exists within the portfolio under a variety of market conditions. The resultant VaR produces an estimate of a portfolio’s potential for loss given a specified confidence level and considers, among other things, market movements utilizing standard statistical techniques given historical and projected market prices and volatilities.

A Monte Carlo simulation methodology is used to calculate VaR and is considered by management to be the most effective way to estimate changes in a portfolio’s value based on assumed market conditions for liquid markets. The use of this method requires a number of key assumptions, such as use of (i) an assumed confidence level; (ii) an assumed holding period (i.e., the time necessary for management action, such as to liquidate positions); and (iii) historical estimates of volatility and correlation data.

Trading VaR—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts entered into for trading purposes based on a 95% confidence level and an assumed holding period of five to 60 days.

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Month-end average Trading VaR:	$3	$4
Month-end high Trading VaR:	$4	$7
Month-end low Trading VaR:	$2	$2

VaR for Energy-Related Contracts Subject to Mark-to-Market (MtM) Accounting—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts marked-to-market in net income (principally hedges not accounted for as cash flow hedges and trading positions), based on a 95% confidence level and an assumed holding period of five to 60 days.

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Month-end average MtM VaR:	$501	$1,050
Month-end high MtM VaR:	$621	$1,470
Month-end low MtM VaR:	$420	$638

Earnings at Risk (EaR)—This measurement estimates the potential reduction of pretax earnings for the periods presented, due to changes in market conditions, of all energy-related contracts marked-to-market in net income and contracts not marked-to-market in net income that are expected to be settled within the fiscal year (physical purchases and sales of commodities). Transactions accounted for as cash flow hedges are also included for this measurement. A 95% confidence level and a five to 60 day holding period are assumed in determining EaR.

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Month-end average EaR:	$542	$1,088
Month-end high EaR:	$662	$1,511
Month-end low EaR:	$421	$676

The decreases in the risk measures (MtM VaR and EaR) above were primarily driven by changes in market volatility and underlying commodity prices.

Interest Rate Risk

As of June 30, 2010, the potential reduction of annual pretax earnings due to a one percentage-point (100 basis points) increase in floating interest rates on long-term debt totaled $41 million, taking into account the interest rate swaps discussed in Note 6 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010.

Credit Risk

Credit risk relates to the risk of loss associated with nonperformance by counterparties. We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies prescribe practices for evaluating a potential counterparty’s financial condition, credit rating and other quantitative and qualitative credit criteria and specify authorized risk mitigation tools including, but not limited to, use of standardized master netting contracts and agreements that allow for netting of positive and negative exposures associated with a single counterparty. We have processes for monitoring and managing credit exposure of our businesses including methodologies to analyze counterparties’ financial strength, measurement of current and potential future exposures and contract language that provides rights for netting and set-off. Credit enhancements such as parental guarantees, letters of credit, surety bonds and margin deposits are also utilized. Additionally, individual counterparties and credit portfolios are managed to assess overall credit exposure. This evaluation results in establishing exposure limits or collateral requirements for entering into an agreement with a counterparty that creates exposure. Additionally, we have established controls to determine and monitor the appropriateness of these limits on an ongoing basis. Prospective material adverse changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. This process can result in the subsequent reduction of the credit limit or a request for additional financial assurances.

Credit Exposure—Our gross exposure to credit risk associated with trade accounts receivable (retail and wholesale) and net asset positions arising from hedging and trading activities totaled $2.475 billion at June 30, 2010. The components of this exposure are discussed in more detail below.

Assets subject to credit risk as of June 30, 2010 include $880 million in retail trade accounts receivable. Cash deposits held as collateral for these receivables totaled $73 million at June 30, 2010. The risk of material loss (after consideration of bad debt allowances) from nonperformance by these customers is unlikely based upon historical experience. Allowances for uncollectible accounts receivable are established for the potential loss from nonpayment by these customers based on historical experience, market or operational conditions and changes in the financial condition of large business customers.

The remaining credit exposure arises from wholesale energy sales and purchases and hedging and trading activities, including interest rate hedging. Counterparties to these transactions include energy companies, financial institutions, electric utilities, independent power producers, oil and gas producers, local distribution companies and energy trading and marketing companies. As of June 30, 2010, the exposure to credit risk from these counterparties totaled $1.595 billion taking into account the standardized master netting contracts and agreements described above but before taking into account $253 million in credit collateral (cash, letters of credit and other credit support). The net exposure (after credit collateral) of $1.342 billion did not change materially from December 31, 2009.

Of this $1.342 billion net exposure, essentially all is with investment grade customers and counterparties, as determined using publicly available information including major rating agencies’ published ratings and our internal credit evaluation process. Those customers and counterparties without a S&P rating of at least BBB- or similar rating from another major rating agency are rated using internal credit methodologies and credit scoring models to estimate a S&P equivalent rating. The company routinely monitors and manages credit exposure to these customers and counterparties on this basis.

The following table presents the distribution of credit exposure as of June 30, 2010 arising from wholesale energy sales and purchases and hedging and trading activities. This credit exposure represents wholesale trade accounts receivable and net asset positions on the balance sheet arising from hedging and trading activities after taking into consideration netting provisions within each contract, setoff provisions in the event of default and any master netting contracts with counterparties. See Note 11 to EFH Corp.’s historical consolidated financial statements for the three and six months ended June 30, 2010 for further discussion of portions of this exposure related to activities marked-to-market in the financial statements.

	Exposure Before Credit Collateral	Credit Collateral	Net Exposure	Gross Exposure by Maturity
				2 years or less	Between 2-5 years	Greater than 5 years	Total
Investment grade	$1,559	$224	$1,335	$516	$1,043	$—	$1,559
Noninvestment grade	36	29	7	36	—	—	36

Totals	$1,595	$253	$1,342	$552	$1,043	$—	$1,595

Investment grade	97.7%		99.5%
Noninvestment grade	2.3%		0.5%

In addition to the exposures in the table above, contracts classified as “normal” purchase or sale and non-derivative contractual commitments are not marked-to-market in the financial statements. Such contractual commitments may contain pricing that is favorable considering current market conditions and therefore represent economic risk if the counterparties do not perform. Nonperformance could have a material adverse impact on future results of operations, financial condition and cash flows.

Significant (10% or greater) concentration of credit exposure exists with three counterparties, which represented 50%, 20% and 17% of the net $1.342 billion exposure. We view exposure to these counterparties to be within an acceptable level of risk tolerance due to the applicable counterparty’s credit rating and the importance of our business relationship with the counterparty. However, this concentration increases the risk that a default would have a material effect on results of operations.

With respect to credit risk related to the long-term hedging program, essentially all of the transaction volumes are with counterparties with an A credit rating or better. However, there is current and potential credit concentration risk related to the limited number of counterparties that comprise the substantial majority of the program with such counterparties being in the banking and financial sector. The transactions with these counterparties contain certain credit rating provisions that would require the counterparties to post collateral in the event of a material downgrade in the credit rating of the counterparties. An event of default by one or more hedge counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the commodity contracts or delays in receipts of expected settlements if the hedge counterparties owe amounts to us. While the potential concentration of risk with these counterparties is viewed to be within an acceptable risk tolerance, the exposure to hedge counterparties is managed through the various ongoing risk management measures described above.

Adjusted EBITDA Reconciliation

EFH Corp.

Adjusted EBITDA Reconciliation

(millions of dollars)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009
Net income (loss) attributable to EFH Corp.	$(71)	$287	$(14)	$(4,951)
Income tax expense (benefit)	(35)	285	47	2,278
Interest expense and related charges	2,074	1,096	3,890	4,357
Depreciation and amortization	692	830	1,616	1,654

EBITDA	$2,660	$2,498	$5,539	$3,338

Oncor EBITDA	—	(636)	(718)	(496)
Oncor distributions/dividends (a)	87	75	227	1,522
Interest income	(9)	(12)	(42)	(26)
Amortization of nuclear fuel	64	48	111	89
Purchase accounting adjustments (b)	114	180	280	394
Impairment of goodwill	—	90	—	8,090
Impairment of assets and inventory write down (c)	2	2	42	1,214
Net gain on debt exchange offers	(143)	—	(230)	—
Net income (loss) attributable to noncontrolling interests	—	28	36	(132)
Equity in earnings of unconsolidated subsidiary	(122)	—	(122)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	2	1	2
Unrealized net gain resulting from hedging transactions	(848)	(710)	(1,364)	(9,402)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(11)	—	(20)	—
Losses on sale of receivables	—	7	5	23
Noncash compensation expenses (d)	13	12	12	28
Severance expense (e)	3	8	5	11
Transition and business optimization costs (f)	—	19	3	40
Transaction and merger expenses (g)	24	42	63	80
Insurance settlement proceeds (h)	—	—	—	(21)
Restructuring and other (i)	—	12	(25)	41
Expenses incurred to upgrade or expand a generation station (j)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,934	$1,765	$3,903	$4,895
Add back Oncor adjusted EBITDA (reduced by Oncor distributions/dividends)	632	542	1,213	(206)

Adjusted EBITDA per Restricted Payments Covenant	$2,566	$2,307	$5,116	$4,689

(a)	Twelve months ended June 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.

(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairments of land and the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.
(d)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor Group management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for twelve months ended June 30, 2010 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities and for the twelve months ended June 30, 2009 includes a litigation accrual and a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

TCEH Consolidated

Adjusted EBITDA Reconciliation

(millions of dollars)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009
Net income (loss)	$43	$517	$235	$(3,905)
Income tax expense (benefit)	46	341	153	2,364
Interest expense and related charges	1,664	562	2,936	3,304
Depreciation and amortization	681	559	1,294	1,119

EBITDA	$2,434	$1,979	$4,618	$2,882

Interest income	(42)	(19)	(87)	(54)
Amortization of nuclear fuel	64	48	111	89
Purchase accounting adjustments (a)	91	157	233	348
Impairment of goodwill	—	70	—	8,070
Impairment of assets and inventory write down (b)	1	—	38	1,208
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	2	1	2
Unrealized net gain resulting from hedging transactions	(848)	(710)	(1,364)	(9,402)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(11)	—	(20)	—
Corporate depreciation, interest and income tax expenses included in SG&A expense	5	—	10	—
Losses on sale of receivables	—	7	5	23
Noncash compensation expense (c)	10	4	8	10
Severance expense (d)	3	8	5	11
Transition and business optimization costs (e)	2	19	7	35
Transaction and merger expenses (f)	21	2	23	5
Insurance settlement proceeds (g)	—	—	—	(21)
Restructuring and other (h)	1	7	(26)	39
Expenses incurred to upgrade or expand a generation station (i)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,831	$1,674	$3,662	$3,345
Expenses related to unplanned generation station outages (i)	91	48	134	141
Pro forma adjustment for Sandow 5 and Oak Grove 1 reaching 70% capacity in Q1 (j)	—	—	56	—
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (k)	9	12	35	23

Adjusted EBITDA per Maintenance Covenant	$1,931	$1,734	$3,887	$3,509

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairments of emission allowances and trade name intangible assets and impairment of land and the natural gas-fueled generation fleet.
(c)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.

(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger, outsourcing transition costs and costs related to certain growth initiatives.
(g)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(h)	Restructuring and other for the twelve months ended June 30, 2010 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities, and for the twelve months ended June 30, 2009 includes a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and other restructuring initiatives and nonrecurring activities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(j)	Pro forma adjustment for Sandow 5 and Oak Grove 1 represents the annualization of the actual six months ended June 30, 2010 EBITDA results for these two units.
(k)	Primarily pre-operating expenses relating to Oak Grove 2.

Energy Future Intermediate Holding Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009
Net income (loss) attributable to Intermediate Holding	$25	$21	$78	$(556)
Income tax expense (benefit)	(49)	(46)	(96)	(90)
Interest expense and related charges	150	137	291	268
Depreciation and amortization	—	—	—	—

EBITDA	$126	$112	$273	$(378)

Oncor EBITDA	—	—	—	—
Oncor distributions/dividends (a)	87	58	244	1,505
Interest income	(4)	—	(8)	(2)
Other	—	1	(1)	2
Equity in earnings of unconsolidated subsidiary (net of tax)	(122)	(112)	(265)	380

Adjusted EBITDA per Incurrence Covenant	$87	$59	$243	$1,507
Add back Oncor Holdings adjusted EBITDA (reduced by Oncor Holdings distributions/dividends)	632	559	1,197	(188)

Adjusted EBITDA per Restricted Payments Covenant	$719	$618	$1,440	$1,319

(a)	Twelve months ended June 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The following discussion and analysis of EFH Corp.’s financial condition and results of operations as of and for the fiscal years ended December 31, 2009, 2008 and 2007 was included in EFH Corp.’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 19, 2010 (except for disclosure regarding credit ratings, which has been deleted to comply with an intervening change in law). This MD&A should be read in conjunction with “Selected Historical Consolidated Financial Data for EFH Corp. and its Subsidiaries” and EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 and the notes to those statements, each included elsewhere in this Prospectus. This MD&A should also be read in conjunction with the disclosure set forth in “Summary—Recent Developments” beginning on page 14 of this Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010” above, each of which provides material updates to certain of the information contained in this MD&A.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of US dollars unless otherwise indicated.

Business

EFH Corp. is a Dallas-based holding company conducting operations principally through our TCEH and Oncor subsidiaries. TCEH is a holding company for subsidiaries engaged in competitive electricity market activities largely in Texas including electricity generation, wholesale energy sales and purchases, commodity risk management and trading activities, and retail electricity sales. Oncor is a majority-owned (approximately 80%) subsidiary engaged in regulated electricity transmission and distribution operations in Texas. Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor. See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for a description of the material features of these “ring-fencing” measures and Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of noncontrolling interests sold by Oncor.

Operating Segments

EFH Corp. has aligned and reports its business activities as two operating segments: the Competitive Electric segment and the Regulated Delivery segment. The Competitive Electric segment is principally comprised of TCEH. The segment also includes equipment salvage and resale activities related to the cancellation of the development of eight new coal-fueled generation units in 2007. The Regulated Delivery segment is comprised of Oncor and its wholly-owned bankruptcy-remote financing subsidiary.

See Note 24 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for further information regarding reportable business segments.

Significant Activities and Events

Long-Term Hedging Program—TCEH has a long-term hedging program designed to reduce exposure to changes in future electricity prices due to changes in the price of natural gas. Under the program, the company has entered into market transactions involving natural gas-related financial instruments, and as of December 31, 2009, has effectively sold forward approximately 1.6 billion MMBtu of natural gas (equivalent to the natural gas exposure of approximately 200,000 GWh at an assumed 8.0 market heat rate) for the period from January 1, 2010 through December 31, 2014 at weighted average annual hedge prices ranging from $7.80 per MMBtu to $7.19 per MMBtu. These transactions, as well as forward power sales, have effectively hedged an estimated 68% of the natural gas price exposure related to TCEH’s expected generation output for the period beginning January 1, 2010 and ending December 31, 2014 (on an average basis for such period and assuming an 8.0 market heat rate). The hedges were entered into with the continuing expectation that wholesale electricity prices in ERCOT will be highly correlated with natural gas prices, which is expected to be the marginal fuel for the purpose of setting electricity prices approximately 75% to 90% of the time. If the correlation changes in the future, the cash flows targeted under the long-term hedging program may not be achieved.

The long-term hedging program is comprised primarily of contracts with prices based on the New York Mercantile Exchange (NYMEX) Henry Hub pricing point. However, because there are other local and regional natural gas pricing points such as Houston Ship Channel, future wholesale power prices in ERCOT may not correlate as closely to the Henry Hub pricing as other pricing points, which could decrease the effectiveness of the positions in the long-term hedging program in mitigating power price exposure. The company has hedged more than 95% of the Houston Ship Channel versus Henry Hub pricing point risk for 2010.

The company has entered into related put and call transactions (referred to as collars), primarily for year 2014 of the program, that effectively hedge natural gas prices within a range. These transactions represented approximately 6% of the positions in the long-term hedging program at December 31, 2009, with the approximate weighted average strike prices under the collars being a floor of $7.80 per MMBtu and a ceiling of $11.75 per MMBtu. The company expects to use financial instruments, including collars, in future hedging activity under the long-term hedging program.

The following table summarizes the natural gas hedges in the long-term hedging program as of December 31, 2009:

	Measure	2010	2011	2012	2013	2014	Total
Natural gas hedge volumes (a)	mm MMBtu	~240	~447	~490	~300	~97	~1,574
Weighted average hedge price (b)	$/MMBtu	~7.79	~7.56	~7.36	~7.19	~7.80	—
Weighted average market price (c)	$/MMBtu	~5.79	~6.34	~6.53	~6.67	~6.84	—

(a)	Where collars are reflected, the volumes are estimated based on the natural gas price sensitivity (i.e., delta position) of the derivatives. The notional volumes for collars are approximately 150 million MMBtu, which corresponds to a delta position of approximately 97 million MMBtu in 2014.
(b)	Weighted average hedge prices are based on NYMEX Henry Hub prices of forward natural gas sales positions in the long-term hedging program (excluding the impact of offsetting purchases for rebalancing and pricing point basis transactions). Where collars are reflected, sales price represents the collar floor price.
(c)	Based on NYMEX Henry Hub prices.

Changes in the fair value of the instruments in the long-term hedging program are being recorded as unrealized gains and losses in net gain (loss) from commodity hedging and trading activities in the statement of income, which has and could continue to result in significant volatility in reported net income. Based on the size of the long-term hedging program as of December 31, 2009, a $1.00/MMBtu change in natural gas prices across the hedged period would result in the recognition of up to approximately $1.6 billion in pretax unrealized mark-to-market gains or losses.

The reported unrealized mark-to-market net gain related to the long-term hedging program for the year ended December 31, 2009 totaled $1.107 billion. This amount reflects a $1.857 billion net gain due to the effect of lower forward prices of natural gas on the value of positions in the program, which was partially offset by net losses of $750 million representing reversals of previously recorded unrealized gains on positions that settled in the period. The reported unrealized mark-to-market net gain related to the long-term hedging program for the year ended December 31, 2008 totaled $2.587 billion reflecting declines in forward prices of natural gas in 2008. Given the volatility of natural gas prices, it is not possible to predict future reported unrealized mark-to-market gains or losses and the actual gains or losses that will ultimately be realized upon settlement of the hedge positions in future years. If natural gas prices at settlement are lower than the prices of the hedge positions, the hedges are expected to mitigate the otherwise negative effect on earnings of lower wholesale electricity prices. However, if natural gas prices at settlement are higher than the prices of the hedge positions, the hedges are expected to dampen the otherwise positive effect on earnings of higher wholesale electricity prices and will in this context be viewed as having resulted in an opportunity cost. The cumulative unrealized mark-to-market net gain related to positions in the long-term hedging program totaled $1.978 billion and $871 million at December 31, 2009 and December 31, 2008, respectively. These values can change materially as market conditions change.

As of December 31, 2009, more than 95% of the long-term hedging program transactions were directly or indirectly secured by a first-lien interest in TCEH’s assets (including the transactions supported by the TCEH Commodity Collateral Posting Facility—see discussion below under “Financial Condition—Liquidity and Capital Resources”) thereby reducing the cash and letter of credit collateral requirements for the hedging program.

See “Key Risks and Challenges—Substantial Leverage, Uncertain Financial Markets and Liquidity Risk” and “—Natural Gas Price and Market Heat Rate Exposure.”

Debt Exchanges and Issuances—See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of debt exchange offers completed in November 2009 and the issuance of additional notes in January 2010.

TCEH Interest Rate Swap Transactions—As of December 31, 2009, TCEH had entered into a series of interest rate swaps that effectively fix the interest rates at between 7.3% and 8.3% on $16.30 billion principal amount of its senior secured debt maturing from 2010 to 2014. All of these swaps were entered into prior to January 1, 2009. Taking into consideration these swap transactions, approximately 10% of our total long-term debt portfolio at December 31, 2009 was exposed to variable interest rate risk. TCEH also entered into interest rate basis swap transactions, which further reduce the fixed (through swaps) borrowing costs, related to an aggregate of $16.25 billion principal amount of senior secured debt. We may enter into additional interest rate hedges from time to time. Unrealized mark-to-market net gains and losses related to all TCEH interest rate swaps, which are reported in interest expense and related charges, totaled $696 million in net gains for the year ended December 31, 2009 and $1.477 billion in net losses for the year ended December 31, 2008. The cumulative unrealized mark-to-market net liability related to all TCEH interest rate swaps totaled $1.212 billion and $1.909 billion at December 31, 2009 and 2008, respectively, of which $194 million and $364 million (both pre-tax), respectively, was reported in accumulated other comprehensive income. These fair values can change materially as market conditions change, which could result in significant volatility in reported net income. See discussion in Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 regarding various interest rate swap transactions.

Texas Generation Facilities Development—TCEH is nearing completion of a program to develop three lignite-fueled generation units (2 units at Oak Grove and 1 unit at Sandow) in Texas with a total estimated capacity of approximately 2,200 MW. The Sandow unit and the first Oak Grove unit achieved substantial completion (as defined in the EPC Agreements for the units) effective September 30, 2009 and December 22, 2009, respectively. Accordingly, the company has operational control of these units. We began depreciating these units and recognizing revenues and fuel costs for accounting purposes in the fourth quarter 2009. The second Oak Grove unit, which is in the commissioning and start-up phase, synchronized to the grid in January 2010 and is expected to achieve substantial completion (as defined in the EPC Agreement for the unit) in mid-2010. Aggregate cash capital expenditures for these three units are expected to total approximately $3.25 billion including all construction, site preparation and mining development costs, of which approximately $3.1 billion was spent as of December 31, 2009. Total recorded costs, including purchase accounting fair value adjustments and capitalized interest, are expected to total approximately $4.8 billion upon completion of the units, and the balance was $4.6 billion as of December 31, 2009. See discussion in Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 regarding contingencies related to these units.

Nuclear Generation Development—In September 2008, a subsidiary of TCEH filed a combined operating license application with the NRC for two new nuclear generation units, each with approximately 1,700 MW (gross capacity), at its existing Comanche Peak nuclear generation site. In connection with the filing of the application, in January 2009, subsidiaries of TCEH and Mitsubishi Heavy Industries Ltd. (MHI) formed a joint venture, Comanche Peak Nuclear Power Company (CPNPC), to further the development of the two new nuclear generation units using MHI’s US–Advanced Pressurized Water Reactor technology. The TCEH subsidiary owns an 88% interest in CPNPC, and a MHI subsidiary owns a 12% interest.

In March 2009, the NRC announced an official review schedule for the license application. Based on the schedule, the NRC expects to complete its review by December 2011, and it is expected that a license would be issued approximately one year later. In November 2009, CPNPC filed a comprehensive revision to the license application that updated the license application for developments occurring after the initial filing.

In 2009, the DOE announced that it had selected four applicants to proceed to the due diligence phase of its Loan Guarantee Program, and to commence negotiations towards potential loan guarantees for their respective generation projects. CPNPC was not among the initial four applicants selected by the DOE; however, CPNPC continues to update the DOE on its progress, with the goal of securing a DOE loan guarantee for financing the proposed units prior to commencement of construction.

Idling of Natural Gas-Fueled Units—In February 2009, we notified ERCOT of plans to retire 11 of our natural gas-fueled units, totaling 2,251 MW of capacity (2,341 MW installed nameplate capacity), in May 2009, and mothball (idle) an additional four units, totaling 1,651 MW of capacity (1,675 MW of installed nameplate capacity), in September 2009. In May and September 2009, we entered into reliability-must-run (RMR) agreements for the remainder of 2009 with ERCOT for the operation of one unit originally planned to be retired with 112 MW of capacity (115 MW of installed nameplate capacity) and one unit planned to be mothballed with 515 MW of capacity (540 MW of installed nameplate capacity), respectively. In December 2009, we entered into RMR agreements with ERCOT for these same two units for January through November 2010. The other units were retired in May 2009 or mothballed in September 2009 as originally planned. An impairment charge of $229 million related to the carrying value of these units was recorded in the fourth quarter of 2008.

Global Climate Change—See “Business—Environmental Regulations and Related Considerations” above for discussion of global climate change and the effects on the company.

Impairment of Goodwill—Financial market conditions had a significant effect on our 2008 assessment of the carrying value of goodwill. We recorded a total goodwill impairment charge of $8.950 billion (which was not deductible for income tax purposes) in 2008 and 2009, primarily arising from the dislocation in the capital markets that had increased interest rate spreads and the resulting discount rates used in estimating fair values and the effects of declines in market values of debt and equity securities of comparable companies.

This non-cash impairment did not cause EFH Corp. or its subsidiaries to be in default under any of their respective debt covenants or impact counterparty trading agreements or have a material impact on liquidity.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 and “Application of Critical Accounting Policies” below for more information on the goodwill impairment charge.

Oncor Technology Initiatives—Oncor continues to invest in technology initiatives that include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. The advanced meters can be read remotely, rather than by a meter reader physically visiting the location of each meter. Advanced meters facilitate automated demand side management, which allows consumers to monitor the amount of electricity they are consuming and adjust their electricity consumption habits.

As of December 31, 2009, Oncor has installed approximately 660 thousand advanced digital meters, including approximately 620 thousand during the year ended December 31, 2009. As the new meters are integrated, Oncor reports 15-minute interval, billing-quality electricity consumption data to ERCOT for market settlement purposes. The data makes it possible for REPs to support new programs and pricing options. Cumulative capital expenditures for the deployment of the advanced meter system totaled $196 million as of December 31, 2009.

As discussed below under “Regulation and Rates,” Oncor has implemented a rate surcharge effective January 1, 2009 to recover its investment in the advanced meter deployment.

Oncor Matters with the PUCT—See discussion of these matters, including the awarded construction of $1.3 billion of transmission lines and a rate case with the PUCT, below under “Regulation and Rates.”

KEY RISKS AND CHALLENGES

Following is a discussion of key risks and challenges facing management and the initiatives currently underway to manage such challenges.

Substantial Leverage, Uncertain Financial Markets and Liquidity Risk

Our substantial leverage, resulting in large part from debt incurred to finance the Merger, requires significant cash flows to be dedicated to interest and principal payments and could adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy, our industry or our business, and expose us to interest rate risk to the extent not hedged. Short-term borrowings and long-term debt, including amounts due currently, totaled $43.426 billion at December 31, 2009. Taking into consideration interest-rate swap transactions, as of December 31, 2009 approximately 90% of our total long-term debt portfolio is subject to fixed interest rates, at a weighted average interest rate of 8.95%. Interest payments on long-term debt in 2010 are expected to total approximately $3.059 billion, and principal payments are expected to total approximately $340 million.

While we believe our cash on hand and cash flow from operations combined with availability under existing credit facilities provide sufficient liquidity to fund current and projected expenses and capital requirements for 2010 (see “Financial Condition—Liquidity and Capital Resources” section below), there can be no assurance that counterparties to our credit facilities will perform as expected through the maturity dates or hedging and trading counterparties, particularly related to the long-term hedging program, will meet their obligations to us. Failure of such counterparties to meet their obligations or substantial changes in financial markets, the economy, the requirements of regulators or our industry or operations could result in constraints in our liquidity. See discussion of credit risk in “Quantitative and Qualitative Disclosures About Market Risk” below and discussion of credit facilities in “Financial Condition—Liquidity and Capital Resources” and in EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009. Also, as a result of the financial crisis that arose in 2008, there has been a reduction of available counterparties for our hedging and trading activities, particularly for longer-dated transactions, which could impact our ability to hedge our commodity price and interest rate exposure to desired levels at reasonable costs. However, traditional counterparties with physical assets to hedge, as well as financial institutions and other parties, continue to participate in the markets.

A substantial amount of our indebtedness is scheduled to mature in the period from 2014 through 2017. We are focused on improving the balance sheet and expect to opportunistically look for ways to reduce the amount and extend the weighted average maturity of our outstanding debt. Progress to date on this initiative includes the August 2009 amendment to the Credit Agreement governing the TCEH Senior Secured Facilities that provides additional flexibility in restructuring debt obligations, the debt exchanges completed in November 2009 and the January 2010 issuance of $500 million of senior secured notes to be used for general corporate purposes, including but not limited to, repurchase of outstanding indebtedness. See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for additional discussion of these transactions.

In addition, because our operations are capital intensive, we expect to rely over the long-term upon access to financial markets as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or our available credit facilities. Our ability to economically access the capital or credit markets could be restricted at a time when we would like, or need, to access those markets. Lack of such access could have an impact on our flexibility to react to changing economic and business conditions.

Natural Gas Price and Market Heat-Rate Exposure

Wholesale electricity prices in the ERCOT market generally move with the price of natural gas because marginal demand for electricity supply is generally met with natural gas-fueled generation facilities. Historically the price of natural gas has fluctuated due to the effects of weather, changes in industrial demand, supply availability, and other economic and market factors and such prices have been very volatile in recent years. Since 2005, forward natural gas prices ranged from below $4 per MMBtu to above $13 per MMBtu. The wholesale market price of power divided by the market price of natural gas represents the market heat rate. Market heat rate movements also affect wholesale electricity prices. Market heat rate reflects the efficiency of the marginal supplier (generally natural gas-fueled generation facilities) in generating electricity.

In contrast to our natural gas-fueled generation facilities, changes in natural gas prices have no significant effect on the cost of generating electricity from our nuclear and lignite/coal-fueled plants. All other factors being equal, these baseload generation assets, which provided 70% of supply volumes in 2009, increase or decrease in value as natural gas prices and market heat rates rise or fall, respectively, because of the effect of natural gas prices setting marginal wholesale power prices in ERCOT.

With the exposure to variability of natural gas prices, retail sales price management and hedging activities are critical to the profitability of the business and maintaining consistent cash flow levels.

Our approach to managing commodity price risk focuses on the following:

•	employing disciplined hedging and risk management strategies through physical and financial energy-related (electricity and natural gas) contracts intended to partially hedge gross margins;

•	continuing reduction of fixed costs to better withstand gross margin volatility;

•	following a retail pricing strategy that appropriately reflects the magnitude and costs of commodity price and liquidity risk, and

•	improving retail customer service to attract and retain high-value customers.

As discussed above under “Significant Activities and Events,” we have implemented a long-term hedging program to mitigate the risk of future declines in wholesale electricity prices due to declines in natural gas prices.

The following sensitivity table provides estimates of the potential impact (in $millions) of movements in natural gas and certain other commodity prices and market heat rates on realized pre-tax earnings for the periods presented. The estimates related to price sensitivity are based on TCEH’s unhedged position and forward prices as of December 31, 2009, which for natural gas reflects estimates of electricity generation less amounts hedged through the long-term natural gas hedging program and amounts under existing wholesale and retail sales contracts. On a rolling twelve-month basis, the substantial majority of retail sales under month-to-month arrangements are deemed to be under contract.

	Balance 2010 (a)		2011		2012		2013		2014
$1.00/MMBtu change in gas price (b)	$	~9	$	~45	$	~89	$	~308	$	~512
0.1/MMBtu/MWh change in market heat rate (c)	$	~10	$	~44	$	~54	$	~57	$	~59
$1.00/gallon change in diesel fuel price	$	~1	$	~1	$	~2	$	~53	$	~57
$10.00/pound change in uranium/nuclear fuel		$—		$—	$	~1	$	~5	$	~4

(a)	Balance of 2010 is from February 1, 2010 through December 31, 2010.
(b)	Assumes conversion of electricity positions based on an approximate 8.0 market heat rate with natural gas being on the margin 75% to 90% of the time (i.e., when coal is forecast to be on the margin, no natural gas position is assumed to be generated).
(c)	Based on Houston Ship Channel natural gas prices as of December 31, 2009.

Our market heat rate exposure is impacted by changes in the mix of generation assets, such as generation capacity increases, particularly increases in lignite/coal- and nuclear-fueled generation capacity, as well as wind capacity, which could result in lower market heat rates. We expect that decreases in market heat rates would decrease the value of our generation assets because lower market heat rates generally result in lower wholesale electricity prices, and vice versa. We mitigate market heat rate risk through retail and wholesale electricity sales contracts and shorter-term market heat rate hedging transactions. We evaluate opportunities to mitigate market heat rate risk over extended periods through longer-term electricity sales contracts where practical considering pricing, credit, liquidity and related factors.

On an ongoing basis, we will continue monitoring our overall commodity risks and seek to balance our portfolio based on our desired level of exposure to natural gas prices and market heat rates and potential changes to our operational forecasts of overall generation and consumption (which is also subject to volatility resulting from customer churn, weather, economic and other factors) in our native and growth business. Portfolio balancing may include the execution of incremental transactions, including heat rate hedges, the unwinding of existing transactions and the substitution of natural gas hedges with commitments for the sale of electricity at fixed prices. As a result, commodity price exposures and their effect on earnings could materially change from time to time.

The Obama Administration has proposed financial market reforms with respect to the currently unregulated Over-the-Counter (OTC) financial derivatives market. As a result, the US House of Representative has approved a bill to regulate OTC derivatives. The bill would require certain entities to clear OTC derivatives that are currently traded on the bilateral market through exchanges, which require that all collateral be in the form of cash. We have entered into a significant number of asset-backed OTC derivatives to hedge risks associated with commodity and interest rate exposure. The US House of Representatives legislation would not require us to clear our OTC derivatives through exchanges. However, other proposals would have required such clearing, and it is not evident what, if any, US Senate legislation might be approved. If we were required to clear such transactions, we would likely be precluded from using our noncash assets as collateral for hedging arrangements. This preclusion could have a material impact on our liquidity, particularly if the final legislation does not provide for the grandfathering of existing OTC derivatives. As a result, if applied to our OTC derivatives transactions, legislation that impairs the use of asset-backed transactions could significantly increase our costs of entering into OTC derivatives and/or could significantly limit our ability to enter into OTC derivatives and hedge our commodity and interest rate risks. We cannot predict whether or when final legislation will be enacted or whether the US House of Representatives bill exemptions will be included in any final legislation.

See “Financial Condition—Liquidity and Capital Resources” below for a discussion of the liquidity effects of the long-term hedging program. Also see additional discussion of risk below under “Quantitative and Qualitative Disclosures about Market Risk.”

Competitive Retail Markets and Customer Retention

Competitive retail activity in Texas has resulted in some volatility in retail customer counts. Total retail customer counts decreased less than 1% in 2007, rose 2% in 2008 and declined 3% in 2009. In responding to the competitive landscape in the ERCOT marketplace, we are focusing on the following key initiatives:

•

Maintaining competitive pricing initiatives as evidenced by price reductions on most residential service plans in 2008 and 2009, in addition to the 15% cumulative price reduction in 2007 applicable to residential customers under qualifying service plans;

•

Profitably growing the retail customer base by actively competing for new and existing customers in areas in Texas open to competition. The customer retention strategy remains focused on continuing to implement initiatives to deliver world-class customer service and improve the overall customer experience;

•

Establishing TXU Energy as the most innovative retailer in the Texas market by continuing to develop tailored product offerings to meet customer needs. TXU Energy plans to invest $100 million over the five-year period beginning in 2008 (including $20 million invested through 2009) in retail initiatives aimed at helping consumers conserve energy and other demand-side management initiatives that are intended to moderate consumption and reduce peak demand for electricity, and

•

Focusing business market initiatives largely on programs targeted to retain the existing highest-value customers and to recapture customers who have switched REPs. Initiatives include maintaining and continuously refining a disciplined contracting and pricing approach and economic segmentation of the business market to enhance targeted sales and marketing efforts and to more effectively deploy the direct-sales force. Tactical programs put into place include improved customer service, aided by a new customer management system implemented in 2009, the successful operation of which is critical to customer satisfaction, new product price/service offerings and a multichannel approach for the small business market.

Volatile Energy Prices and Regulatory Risk

Natural gas prices rose to unprecedented levels in the latter part of 2005, reflecting a world-wide increase in energy prices compounded by hurricane-related infrastructure damage. The related rise in electricity prices elevated public awareness of energy costs and dampened customer demand. Natural gas prices remain subject to events that create price volatility, and while not reaching 2005 levels, forward natural gas prices rose substantially in 2007 and part of 2008 before falling in the second half of 2008 and continuing to fall through most of 2009. Sustained high energy prices and/or ongoing price volatility also creates a risk for regulatory and/or legislative intervention with the mechanisms that govern the competitive wholesale and retail markets in ERCOT. We believe that competitive markets result in a broad range of innovative pricing and service alternatives to consumers and ultimately the most efficient use of resources and regulatory entities should continue to take actions that encourage competition in the industry. Regulatory and/or legislative intervention could disrupt the relationship between natural gas prices and electricity prices, which could impact the results of our long-term hedging strategy and our results of operations.

New and Changing Environmental Regulations

We are subject to various environmental laws and regulations related to SO2, NOx and mercury emissions as well as other environmental contaminants that impact air and water quality. We are in compliance with all current laws and regulations, but regulatory authorities continue to evaluate existing requirements and consider proposals for changes. We continue to closely monitor any potential legislative and regulatory changes pertaining to global climate change. In view of the fact that a substantial portion of our generation portfolio consists of lignite/coal-fueled generation facilities, our financial condition or results of operations could be materially adversely affected by the enactment of any legislation, regulation or judicial action that mandates a reduction in GHG emissions or that imposes financial penalties, costs or taxes on entities that produce GHG emissions. For example, federal, state or regional legislation or regulation addressing global climate change could result in us either incurring increased material costs to reduce our GHG emissions or to procure emission allowances or credits to comply with a mandatory cap-and-trade emissions reduction program or incurring increased taxes, which could be material, due to the imposition of a carbon tax. See further discussion under “Business—Environmental Regulations and Related Considerations.”

Exposures Related to Nuclear Asset Outages

Our nuclear assets are comprised of two generation units at Comanche Peak, each with an installed nameplate capacity of 1,150 MW. The Comanche Peak plant represents approximately 13% of our total generation capacity. The nuclear generation units represent our lowest marginal cost source of electricity. Assuming both nuclear generation units experienced an outage, the unfavorable impact to pretax earnings is estimated to be approximately $2 million per day before consideration of any insurance proceeds. Also see discussion of nuclear facilities insurance in Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

The inherent complexities and related regulations associated with operating nuclear generation facilities result in environmental, regulatory and financial risks. The operation of nuclear generation facilities is complex and subject to continuing review and regulation by the NRC, covering, among other things, operations, maintenance, emergency planning, security, and environmental and safety protection. The NRC may implement changes in regulations that result in increased capital or operating costs, and it may require extended outages, modify, suspend or revoke operating licenses and impose fines for failure to comply with its existing regulations and the provisions of the Atomic Energy Act. In addition, an unplanned outage at another nuclear generation facility could result in the NRC taking action to shut down the Comanche Peak plant as a precautionary measure.

The Comanche Peak plant has not experienced an extended unplanned outage, and management continues to focus on the safe, reliable and efficient operations at the plant.

Other Matters

See Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of litigation related to our new lignite-fueled generation facility construction program and “Regulation and Rates” for discussion of ERCOT’s planned implementation of a nodal market.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are discussed in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009. We follow accounting principles generally accepted in the US. Application of these accounting policies in the preparation of our consolidated financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and revenues and expenses during the periods covered. The following is a summary of certain critical accounting policies that are impacted by judgments and uncertainties and under which different amounts might be reported using different assumptions or estimation methodologies.

Purchase Accounting

In 2007, the Merger was accounted for under purchase accounting, whereby the purchase price of the transaction was allocated to our identifiable assets acquired and liabilities assumed based upon their fair values. The estimates of the fair values recorded were determined based on the principles in accounting standards related to the determination of fair value (see Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009) and reflect significant assumptions and judgments. Material valuation inputs for long-lived assets and liabilities included forward electricity and natural gas price curves and market heat rates, discount rates, nonperformance risk adjustments related to liabilities, retail customer attrition rates, generation plant operating and construction costs and asset lives. The valuations reflected considerations unique to the competitive wholesale power market in ERCOT as well as our assets. For example, the valuation of the baseload generation facilities considered our lignite fuel reserves and mining capabilities.

The results of the purchase price allocation included an increase in the total carrying value of our baseload generation plants and the recording of intangible assets related to the retail customer base, the TXU Energy trade name and emission credits. Further, commodity and other contracts not already subject to fair value accounting were valued, and amounts representing favorable or unfavorable contracts (versus market conditions as of the date of the Merger) were recorded as intangible assets or liabilities, respectively. Management believes all material intangible assets were identified. See Notes 2 and 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for details of the purchase price allocation and intangible assets recorded, respectively.

With respect to Oncor, the realization of its assets and settlement of its liabilities are largely subject to cost-based regulatory rate-setting processes. Accordingly, the historical carrying values of a majority of Oncor’s assets and liabilities are deemed to represent fair values. See discussion in Note 25 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 regarding adjustments to the carrying values of Oncor’s regulatory asset and related long-term debt.

The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The goodwill amount recorded upon finalization of purchase accounting totaled $23.2 billion. Management believes the drivers of the goodwill amount included the incremental value of the future cash flow potential of the baseload generation facilities, including facilities under construction, over the values assigned to those assets under purchase accounting rules, considering the market-pricing mechanisms and growth potential in the ERCOT market, as well as the value derived from the scale of the retail business. Management also believes that the goodwill reflected the value of the relatively stable, long-lived cash flows of the regulated business, considering the constructive regulatory environment and market growth potential. In accordance with accounting guidance related to goodwill and other intangible assets, goodwill is not amortized to net income, but is required to be tested for impairment at least annually. This guidance requires that goodwill be assigned to “reporting units,” which management has determined to be the Competitive Electric segment and the Regulated Delivery segment, which are almost entirely comprised of TCEH and Oncor, respectively. The assignment of goodwill was based on the relative estimated enterprise values of the operations as of the date of the Merger using discounted cash flow methodologies. Goodwill amounts assigned totaled $18.3 billion to the Competitive Electric segment and $4.9 billion to the Regulated Delivery segment. None of this goodwill balance is being deducted for tax purposes.

In the first quarter of 2009 and fourth quarter of 2008, we recorded goodwill impairment charges totaling $8.950 billion. The $90 million charge in the first quarter of 2009 resulted from the completion of the previously estimated fair value calculations supporting the initial $8.860 billion goodwill impairment charge that was recorded in the fourth quarter of 2008. See discussion immediately below under “Impairment of Assets.”

Impairment of Assets

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever indications of impairment exist, in accordance with accounting standards related to impairment or disposal of long-lived assets, whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. One of those indications is a current expectation that “more likely than not” a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life (as was the case for the natural gas-fueled generation assets discussed below). For our baseload generation assets, another possible indication would be an expected long-term decline in natural gas prices and/or market heat rates. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows related to an asset or group of assets. Further, the unique nature of our property, plant and equipment, which includes a fleet of generation assets with a diverse fuel mix and individual plants that have varying production or output rates, requires the use of significant judgments in determining the existence of impairment indications and the grouping of assets for impairment testing.

Goodwill and intangible assets with indefinite useful lives are required to be tested for impairment at least annually or whenever events or changes in circumstances indicate an impairment may exist, such as the possible impairments to long-lived assets discussed above. Effective with 2009 testing, we changed the annual test date for goodwill and intangible assets with indefinite useful lives from October 1 to December 1. Management determined the new annual goodwill test date is preferable because of efficiencies gained by aligning the test with our annual budget and five-year plan processes in the fourth quarter. The change in the annual test date did not delay, accelerate or avoid an impairment charge, and retrospective application of this change in accounting principle did not affect previously reported results. As required by accounting guidance related to goodwill and other intangible assets, we have allocated goodwill to our reporting units, which are our two segments: Competitive Electric and Regulated Delivery, and goodwill impairment testing is performed at the reporting unit level. Under this goodwill impairment analysis, if at the assessment date, a reporting unit’s carrying value exceeds its estimated fair value (enterprise value), the estimated enterprise value of the reporting unit is compared to the estimated fair values of the reporting unit’s operating assets (including identifiable intangible assets) and liabilities at the assessment date, and the resultant implied goodwill amount is then compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

The determination of enterprise value involves a number of assumptions and estimates. We use a combination of three fair value inputs to estimate enterprise values of our reporting units: internal discounted cash flow analyses (income approach), comparable company equity values and any recent pending and/or completed relevant transactions. The income approach involves estimates of future performance that reflect assumptions regarding, among other things, forward natural gas and electricity prices, market heat rates, generation plant performance and retail sales volume trends. Another key variable in the income approach is the discount rate, or weighted average cost of capital. The determination of the discount rate takes into consideration the capital structure, debt ratings and current debt yields of comparable companies as well as an estimate of return on equity that reflects historical market returns and current market volatility for the industry. Enterprise value estimates based on comparable company equity values involve using trading multiples of EBITDA of those selected companies to derive appropriate multiples to apply to the EBITDA of the reporting units. This approach requires an estimate, using historical acquisition data, of an appropriate control premium to apply to the reporting unit values calculated from such multiples. Critical judgments include the selection of comparable companies and the weighting of the three value inputs in developing the best estimate of enterprise value.

The 2009 annual impairment testing performed as of October 1, and December 1, 2009 for goodwill and intangible assets with indefinite useful lives in accordance with accounting guidance for a change in annual impairment testing dates resulted in no impairment (see discussion in Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 regarding change in the annual impairment test date from October 1 to December 1). The goodwill testing determined that the estimated fair value (enterprise value) of the Regulated Delivery segment exceeded its carrying value by approximately 10% resulting in no additional testing being required and no impairment for the segment. Key assumptions in the valuation of the regulated business include discount rates, growth of the rate base and return on equity allowed by the regulatory authority. Cash flows of the regulated business are relatively stable and more predictable than the competitive business. The Competitive Electric segment carrying value exceeded its estimated enterprise value (by less than 10%), so the estimated enterprise value of the segment was compared to the estimated fair values of its operating assets and liabilities. This additional testing indicated that the implied goodwill amount exceeded the recorded goodwill amount, and thus no goodwill impairment was recorded. The estimated enterprise value of the Competitive Electric segment reflects the impact of the decline in forward natural gas prices on wholesale electricity prices. Because lower wholesale electricity prices also result in lower fair values of our generation assets, calculated implied goodwill was sufficient to support the recorded goodwill amount. Key variables in the tests included forward natural gas prices, electricity prices, market heat rates and discount rates, assumptions regarding each of which could have a significant effect on valuations. Because of the volatility of these factors, we cannot predict the likelihood of any future impairment.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for a discussion of the goodwill impairment charges of $8.860 billion and $90 million (not deductible for income tax purposes) recorded in the fourth quarter of 2008 and first quarter of 2009, respectively. The total $8.950 billion impairment charge represented approximately 39% of the goodwill balance resulting from purchase accounting for the Merger and reflected a decline of approximately 20% in the estimated value of EFH Corp. at year-end 2008 from the indicated value at the October 2007 Merger date. The impairment primarily arose from the dislocation in the capital markets that increased interest rate spreads and the resulting discount rates used in estimating fair values and the effect of declines in market values of debt and equity securities of comparable companies in the second half of 2008. Also see Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of the impairment charge of $481 million ($310 million after-tax) related to the trade name intangible asset also recorded in the fourth quarter of 2008. The estimated fair value of this intangible asset is based on an assumed royalty methodology.

In the fourth quarter of 2008, we recorded an impairment charge of $229 million ($147 million after-tax) related to our natural gas-fueled generation facilities. The natural gas-fueled generation units are generally operated to meet peak demands for electricity, and the facilities tested for impairment as an asset group. See Note 5 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for a discussion of the impairment. The estimated impairment was based on numerous judgments including forecasted production, forward prices of natural gas and electricity, overall generation availability in ERCOT and ERCOT grid congestion. See “Business—Significant Activities and Events” for discussion of natural gas-fueled units mothballed (idled) or retired in 2009 consistent with the factors that resulted in the impairment.

In 2007, we recorded a net charge totaling $757 million ($492 million after-tax) (substantially all of which was in the Predecessor period) in connection with the 2007 suspension and subsequent cancellation of the development of eight coal-fueled generation units. This decision and subsequent terminations of equipment orders required an evaluation and substantial judgments regarding the recoverability of recorded assets associated with the development program. In determining the net charges recorded, we applied accounting rules for impairment of long-lived assets under guidance related to impairment or disposal of long-lived assets and for exit activities under guidance related to accounting for costs associated with exit or disposal activities. See Note 4 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for additional discussion.

Derivative Instruments and Mark-to-Market Accounting

We enter into contracts for the purchase and sale of energy-related commodities, and also enter into other derivative instruments such as options, swaps, futures and forwards primarily to manage commodity price and interest rate risks. Under accounting standards related to derivative instruments and hedging activities, these instruments are subject to mark-to-market accounting, and the determination of market values for these instruments is based on numerous assumptions and estimation techniques.

Mark-to-market accounting recognizes changes in the fair value of derivative instruments in the financial statements as market prices change. Such changes in fair value are accounted for as unrealized mark-to-market gains and losses in net income with an offset to derivative assets and liabilities. The availability of quoted market prices in energy markets is dependent on the type of commodity (e.g., natural gas, electricity, etc.), time period specified and delivery point. In computing fair value for derivatives, each forward pricing curve is separated into liquid and illiquid periods. The liquid period varies by delivery point and commodity. Generally, the liquid period is supported by exchange markets, broker quotes and frequent trading activity. For illiquid periods, fair value is estimated based on forward price curves developed using modeling techniques that take into account available market information and other inputs that might not be readily observable in the market. We adopted new accounting standards related to the determination of fair value concurrent with the Merger and estimate fair value as described in Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 and discussed under “Fair Value Measurements” below.

Accounting standards related to derivative instruments and hedging activities allow for “normal” purchase or sale elections and hedge accounting designations, which generally eliminate or defer the requirement for mark-to-market recognition in net income and thus reduce the volatility of net income that can result from fluctuations in fair values. These elections and designations are intended to match the accounting recognition of the contract’s financial performance to that of the transaction the contract is intended to hedge. “Normal” purchases and sales are contracts that provide for physical delivery of quantities expected to be used or sold over a reasonable period in the normal course of business and are not subject to mark-to-market accounting.

Under hedge accounting, changes in fair value of instruments designated as cash flow hedges are recorded in other comprehensive income with an offset to derivative assets and liabilities to the extent the change in value is effective; that is, it mirrors the offsetting change in fair value of the forecasted hedged transaction. Changes in value that represent ineffectiveness of the hedge are recognized in net income immediately, and the effective portion of changes in fair value initially recorded in other comprehensive income are recognized in net income in the period that the hedged transactions are recognized. Although as of December 31, 2009, we do not have any derivatives designated as cash flow or fair value hedges, we continually assess our hedge elections and could designate positions as cash flow hedges in the future. In March 2007, the instruments making up a significant portion of the long-term hedging program that were previously designated as cash flow hedges were dedesignated as allowed under accounting standards related to derivative instruments and hedging activities, and subsequent changes in their fair value are being marked-to-market in net income. In addition, in August 2008, interest rate swap transactions in effect at that time were dedesignated as cash flow hedges in accordance with accounting standards, and subsequent changes in their fair value are being marked-to-market in net income. See further discussion of the long-term hedging program and interest rate swap transactions above under “Business—Significant Activities and Events.”

The following tables provide the effects on both net income and other comprehensive income of mark-to-market accounting for those derivative instruments that we have determined to be subject to fair value measurement under accounting standards related to derivative instruments and hedging activities.

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Amounts recognized in net income (after-tax):
Unrealized net gains (losses) on positions marked-to-market in net income (a)	$1,573	$518	$(955)	$(492)
Unrealized net (gains) losses representing reversals of previously recognized fair values of positions settled in the period (a)	(333)	25	(56)	(36)
Unrealized ineffectiveness net gains (losses) on positions accounted for as cash flow hedges	—	(3)	$—	74
Reversals of previously recognized unrealized net (gains) losses related to cash flow hedge positions settled in the period	1	—	—	(15)

Total	$1,241	$540	$(1,011)	$(469)

Amounts recognized in other comprehensive income (after-tax):
Net losses in fair value of positions accounted for as cash flow hedges	$(20)	$(183)	$(177)	$(288)
Net (gains) losses on cash flow hedge positions recognized in net income to offset hedged transactions	130	122	—	(89)

Total	$110	$(61)	$(177)	$(377)

(a)	Amounts for 2009 and 2008 include $788 million and $1.503 billion in net after-tax gains related to commodity positions, respectively, and $452 million in net after-tax gains and $960 million in net after-tax losses related to interest rate swaps, respectively. Prior period amounts are essentially all related to commodity positions.

The effect of mark-to-market and hedge accounting for derivatives on the balance sheet is as follows:

	Successor
	December 31, 2009	December 31, 2008
Net commodity contract asset (a)	$1,714	$466
Net derivative liability related to interest rate hedges	(1,242)	(1,944)

Net accumulated other comprehensive loss included in shareholders’ equity (amounts after tax)	$(128)	$(238)

(a)	2009 amount includes $4 million in net derivative liabilities and 2008 amount includes $7 million in net derivative assets related to cash flow hedge positions not marked-to-market in net income.

Fair Value Measurements

In addition to purchase accounting, we apply fair value accounting on a recurring basis to certain assets and financial instruments under the fair value hierarchy established in accounting standards related to the determination of fair value. We utilize several valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis. These techniques include, but are not limited to, the use of broker quotes and statistical relationships between different price curves and are intended to maximize the use of observable inputs and minimize the use of unobservable inputs. In applying the market approach, we use a mid-market valuation convention (the mid-point between bid and ask prices) as a practical expedient.

Level 1 and Level 2 assets and liabilities consist primarily of commodity-related contracts for natural gas and electricity derivative instruments entered into for hedging purposes, securities associated with the nuclear decommissioning trust, and interest rate swaps intended to fix and/or lower interest payments on long-term debt. Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 2 valuations are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences. Level 2 inputs include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals, and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Examples of Level 2 valuation inputs utilized include over-the-counter broker quotes and quoted prices for similar assets or liabilities that are corroborated by correlation or through statistical relationships between different price curves. For example, certain physical power derivatives are executed for a particular location at specific time periods that might not have active markets; however, an active market might exist for such derivatives for a different time period at the same location. We utilize correlation techniques to compare prices for inputs at both time periods to provide a basis to value the non-active derivative. (See Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for additional discussion of how broker quotes are utilized.)

Level 3 assets and liabilities consist primarily of more complex long-term power purchases and sales agreements, including longer-term wind and other power purchase and sales contracts and certain natural gas positions (collars) in the long-term hedging program. Level 3 assets and liabilities are valued using significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. We use the most meaningful information available from the market, combined with our own internally developed valuation methodologies, to develop our best estimate of fair value. The determination of fair value for Level 3 assets and liabilities requires significant management judgment and estimation.

Valuations of Level 3 assets and liabilities are sensitive to the assumptions used for the significant inputs. Where market data is available, the inputs used for valuation reflect that information as of our valuation date. In periods of extreme volatility, lessened liquidity or in illiquid markets, there may be more variability in market pricing or a lack of market data to use in the valuation process. An illiquid market is one in which little or no observable activity has occurred or one that lacks willing buyers. Valuation risk is mitigated through the performance of stress testing of the significant inputs to understand the impact that varying assumptions may have on the valuation and other review processes performed to ensure appropriate valuation.

As part of our valuation of assets subject to fair value accounting, counterparty credit risk is taken into consideration by measuring the extent of netting arrangements in place with the counterparty along with credit enhancements and the estimated credit rating of the counterparty. Our valuation of liabilities subject to fair value accounting takes into consideration the market’s view of our credit risk along with the existence of netting arrangements in place with the counterparty and credit enhancements posted by us. We consider the credit risk adjustment to be a Level 3 input since judgment is used to assign credit ratings, recovery rate factors and default rate factors.

Level 3 assets totaled $350 million and $283 million at December 31, 2009 and 2008, respectively, and represented approximately 8% and 7%, respectively, of the assets measured at fair value, or less than 1% of total assets. Level 3 liabilities totaled $269 million and $355 million at December 31, 2009 and 2008, respectively, and represented approximately 8% and 7%, respectively, of the liabilities measured at fair value, or less than 1% of total liabilities.

Valuations of several of our Level 3 assets and liabilities are based on long-dated price curves for electricity that are developed internally. Additionally, Level 3 assets and liabilities are sensitive to changes in discount rates, option-pricing model inputs such as volatility factors and credit risk adjustments. As of December 31, 2009, a $5.00 per MWh change in electricity price assumptions across unobservable inputs, primarily related to the outer years in our long-dated pricing model (years that are not market observable) would cause an approximate $72 million change in net Level 3 assets. A 10% change in diesel fuel price assumptions across unobservable inputs would cause an approximate $11 million change in net Level 3 assets. In addition, we have derivative contracts that are valued based on option-pricing models with unobservable inputs. A 10% increase in volatility and correlation related to these contracts would cause an approximate $5 million change in net Level 3 assets. See Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for additional information about fair value measurements, including a table presenting the changes in Level 3 assets and liabilities for the twelve months ended December 31, 2009.

Revenue Recognition

Our revenue includes an estimate for unbilled revenue that represents estimated daily kWh consumption after the meter read date to the end of the period multiplied by the applicable billing rates. Estimated daily kWh usage is derived using historical kWh usage information adjusted for weather and other measurable factors affecting consumption. Calculations of unbilled revenues during certain interim periods are generally subject to more estimation variability because of seasonal changes in demand. Accrued unbilled revenues totaled $546 million, $505 million and $477 million at December 31, 2009, 2008 and 2007, respectively.

Accounting for Contingencies

Our financial results may be affected by judgments and estimates related to loss contingencies. A significant contingency that we account for is the loss associated with uncollectible trade accounts receivable. The determination of such bad debt expense is based on factors such as historical write-off experience, aging of accounts receivable balances, changes in operating practices, regulatory rulings, general economic conditions, effects of hurricanes and other natural disasters and customers’ behaviors. Changes in customer count and mix due to competitive activity and seasonal variations in amounts billed add to the complexity of the estimation process. Historical results alone are not always indicative of future results, causing management to consider potential changes in customer behavior and make judgments about the collectability of accounts receivable. Bad debt expense totaled $113 million, $81 million, $13 million and $46 million for the years ended December 31, 2009 and 2008, the period from October 11, 2007 to December 31, 2007 and the period from January 1, 2007 to October 10, 2007, respectively. The increase in bad debt in 2009 reflected higher delinquencies due to delays in final bills and disconnects resulting from a customer billing and information management system conversion, customer losses and general economic conditions. Amounts in 2008 reflected competitive customer acquisitions in south Texas and the effects of Hurricane Ike. See Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 regarding a reserve recorded in 2008 for amounts due from subsidiaries of Lehman.

Litigation contingencies also may require significant judgment in estimating amounts to accrue. We accrue liabilities for litigation contingencies when such liabilities are considered probable of occurring and the amount is reasonably estimable. No significant amounts have been accrued for such contingencies during the three-year period ended December 31, 2009. See “Legal Proceedings” elsewhere herein for discussion of major litigation.

Accounting for Income Taxes

Our income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. In assessing the likelihood of realization of deferred tax assets, management considers estimates of the amount and character of future taxable income. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, our forecasted financial condition and results of operations in future periods, as well as final review of filed tax returns by taxing authorities. Our income tax returns are regularly subject to examination by applicable tax authorities. In management’s opinion, the liability recorded pursuant to income tax accounting guidance related to uncertain tax positions reflects future taxes that may be owed as a result of any examination.

As discussed in Note 8 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009, in January 2007 we adopted new accounting standards that provide interpretive guidance for accounting for uncertain tax positions. See Notes 1 and 9 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of income tax matters.

Depreciation and Amortization

Depreciation expense related to generation facilities is based on the estimates of fair value and economic useful lives as determined in the application of purchase accounting described above. The accuracy of these estimates directly affects the amount of depreciation expense. If future events indicate that the estimated lives are no longer appropriate, depreciation expense will be recalculated prospectively from the date of such determination based on the new estimates of useful lives.

The estimated remaining lives range from 23 to 60 years for the lignite/coal- and nuclear-fueled generation units. See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 under “Property, Plant and Equipment” for discussion of the change from composite to asset-by-asset depreciation effective with the Merger.

As a result of cost-based regulatory rate-setting processes, the book value of the majority of Oncor’s assets and liabilities effectively represent fair value, and no adjustments to those regulated assets or liabilities were recorded as part of purchase accounting for the Merger. Depreciation expense for such assets totaled $394 million, $330 million and $298 million in 2009, 2008 and 2007, or 3.1% of carrying value in 2009 and 2.8% in 2008 and 2007.

Finite-lived intangibles identified as a result of purchase accounting are amortized over their estimated useful lives based on the expected realization of economic effects. See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for additional information.

Regulatory Assets

The financial statements at December 31, 2009 and 2008, reflect total regulatory assets of $2.170 billion and $2.071 billion, respectively. These amounts include $759 million and $865 million, respectively, of generation-related regulatory assets recoverable by securitization (transition) bonds as discussed immediately below. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. (See “Oncor’s Regulatory Assets and Liabilities” in Note 25 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.)

Generation-related regulatory asset stranded costs arising prior to the 1999 Restructuring Legislation became subject to recovery through issuance of $1.3 billion principal amount of transition bonds in accordance with a regulatory financing order. The carrying value of the regulatory asset upon final issuance of the bonds in 2004 represented the projected future cash flows to be recovered from REPs by Oncor through revenues as a transition charge to service the principal and fixed rate interest on the bonds. The regulatory asset is being amortized to expense in an amount equal to the transition charge revenues being recognized. As discussed in Note 2 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009, the regulatory asset and related transition bonds were adjusted to fair value on the date of the Merger in accordance with purchase accounting rules.

Other regulatory assets that we believe are probable of recovery, but are subject to review and possible disallowance, totaled $148 million at December 31, 2009. These amounts consist primarily of storm-related service recovery costs and employee retirement costs.

In August 2009, the PUCT issued a final order in Oncor’s first rate review in more than seven years. As discussed in Note 25 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009, the order resulted in a write off of regulatory assets of $25 million.

Defined Benefit Pension Plans and OPEB Plans

We provide pension benefits based on either a traditional defined benefit formula or a cash balance formula and also provide certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from our company. Reported costs of providing noncontributory defined pension benefits and OPEB are dependent upon numerous factors, assumptions and estimates.

PURA provides for the recovery by Oncor of pension and OPEB costs for all applicable former employees of the regulated predecessor integrated electric utility. These costs are associated with Oncor’s active and retired employees, as well as active and retired personnel engaged in other EFH Corp. activities related to their service prior to the deregulation and disaggregation of our business effective January 1, 2002. Oncor is authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs reflected in Oncor’s approved (by the PUCT) billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings. Accordingly, Oncor defers (principally as a regulatory asset or property) additional pension and OPEB costs consistent with PURA. Amounts deferred are ultimately subject to regulatory approval.

Benefit costs are impacted by actual employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

In accordance with accounting rules, changes in benefit obligations associated with these factors may not be immediately recognized as costs in the income statement, but are recognized in future years over the remaining average service period of plan participants. As such, significant portions of benefit costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants. Pension and OPEB costs as determined under applicable accounting rules are summarized in the following table:

	Successor			Predecessor
	Year Ended December 31,		Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
	2009	2008
Pension costs	$44	$21	$(1)	$34
OPEB costs	70	58	11	49

Total benefit costs	$114	$79	$10	$83
Less amounts deferred principally as a regulatory asset or property	(66)	(42)	(8)	(43)

Net amounts recognized as expense	$48	$37	$2	$40

Discount rate (a)	6.90%	6.55%	6.45%	5.90%

(a)	Discount rate for OPEB was 6.85% in 2009.

See Note 21 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 regarding other disclosures related to pension and OPEB obligations.

Sensitivity of these costs to changes in key assumptions is as follows:

Assumption	Increase/(decrease) in 2009 Pension and OPEB Costs
Discount rate—1% increase	$(36)
Discount rate—1% decrease	$44
Expected return on assets—1% increase	$(22)
Expected return on assets—1% decrease	$22

PRESENTATION AND ANALYSIS OF RESULTS

The accompanying statements of consolidated income and cash flows for 2007 are presented for two periods: January 1, 2007 through October 10, 2007 (Predecessor) and October 11, 2007 through December 31, 2007 (Successor), which relate to the period before the Merger and the period after the Merger, respectively. Management’s discussion and analysis of results of operations and cash flows has been prepared by comparing the results of operations and cash flows of the Successor for the year ended December 31, 2009 to those of the Successor for the year ended December 31, 2008, by comparing the results of operations and cash flows of the Successor for the three months ended December 31, 2008 to those of the Successor for the period October 11, 2007 through December 31, 2007 and by comparing the results of operations and cash flows of the Successor for the nine months ended September 30, 2008 to those of the Predecessor for the period January 1, 2007 through October 10, 2007. To facilitate the discussion, certain volumetric and statistical data for 2008 have been presented as of and for the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007 and as of and for the three months ended December 31, 2008 compared to the three months ended December 31, 2007. Such volumetric and statistical data are measured and reported on a monthly, quarterly and annual basis.

RESULTS OF OPERATIONS

Consolidated Financial Results

	Successor					Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Nine Months Ended September 30, 2008	Period from January 1, 2007 through October 10, 2007
Operating revenues	$9,546	$11,364	$2,364	$1,994	$9,001	$8,044
Fuel, purchased power costs and delivery fees	(2,878)	(4,595)	(728)	(644)	(3,867)	(2,381)
Net gain (loss) from commodity hedging and trading activities	1,736	2,184	2,432	(1,492)	(248)	(554)
Operating costs	(1,598)	(1,503)	(383)	(306)	(1,120)	(1,107)
Depreciation and amortization	(1,754)	(1,610)	(393)	(415)	(1,217)	(634)
Selling, general and administrative expenses	(1,068)	(957)	(245)	(216)	(712)	(691)
Franchise and revenue-based taxes	(359)	(363)	(104)	(93)	(259)	(282)
Impairment of goodwill	(90)	(8,860)	(8,860)	—	—	—
Other income	204	80	37	14	43	69
Other deductions	(97)	(1,301)	(718)	(61)	(583)	(841)
Interest income	45	27	5	24	22	56
Interest expense and related charges	(2,912)	(4,935)	(2,431)	(839)	(2,505)	(671)

Income (loss) from continuing operations before income taxes	775	(10,469)	(9,024)	(2,034)	(1,445)	1,008

Income tax (expense) benefit	(367)	471	9	673	462	(309)

Income (loss) from continuing operations	408	(9,998)	(9,015)	(1,361)	(983)	699

Income from discontinued operations, net of tax effect	—	—	—	1	—	24

Net income (loss)	408	(9,998)	(9,015)	(1,360)	(983)	723
Net (income) loss attributable to noncontrolling interests	(64)	160	160	—	—	—

Net income (loss) attributable to EFH Corp.	$344	$(9,838)	$(8,855)	$(1,360)	$(983)	$723

Consolidated Financial Results—Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Reference is made to comparisons of results by business segment following the discussion of consolidated results. The business segment comparisons provide additional detail and quantification of items affecting financial results.

Operating revenues decreased $1.818 billion, or 16%, to $9.546 billion in 2009.

•	Operating revenues in the Competitive Electric segment decreased $1.876 billion, or 19%, to $7.911 billion.

•	Operating revenues in the Regulated Delivery segment increased $110 million, or 4%, to $2.690 billion.

•	Net intercompany sales eliminations increased $52 million, reflecting Oncor’s higher distribution revenues from REP subsidiaries of TCEH.

Fuel, purchased power costs and delivery fees decreased $1.717 billion, or 37%, to $2.878 billion in 2009, driven by lower purchased power costs. See discussion below in the analysis of Competitive Electric segment results of operations.

Net gains from commodity hedging and trading activities totaled $1.736 billion in 2009 and $2.184 billion in 2008. Results in 2009 and 2008 included unrealized mark-to-market net gains totaling $1.277 billion and $2.281 billion, respectively, driven by the effect of lower forward market prices of natural gas on the value of positions in the long-term hedging program. See discussion below in the analysis of Competitive Electric segment results of operations.

Operating costs increased $95 million, or 6%, to $1.598 billion in 2009.

•	Operating costs in the Competitive Electric segment increased $16 million, or 2%, to $693 million.

•	Operating costs in the Regulated Delivery segment increased $80 million, or 10%, to $908 million.

Depreciation and amortization increased $144 million, or 9%, to $1.754 billion in 2009.

•	Depreciation and amortization in the Competitive Electric segment increased $80 million, or 7%, to $1.172 billion.

•	Depreciation and amortization in the Regulated Delivery segment increased $65 million, or 13%, to $557 million.

SG&A expenses increased $111 million, or 12%, to $1.068 billion in 2009.

•	SG&A expenses in the Competitive Electric segment increased $59 million, or 9%, to $741 million.

•	SG&A expenses in the Regulated Delivery segment increased $30 million, or 18%, to $194 million.

•	Corporate and Other SG&A expenses increased $22 million, or 20%, to $133 million driven by higher transition costs associated with outsourced support services.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of the $90 million and $8.860 billion impairments of goodwill in 2009 and 2008, respectively.

Other income totaled $204 million in 2009 and $80 million in 2008, including $39 million and $44 million, respectively, in accretion of the fair value adjustment to certain regulatory assets due to purchase accounting. The 2009 amount also included an $87 million debt extinguishment gain (see discussion of debt exchanges in Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009), $23 million of income arising from the reversal of a use tax accrual recorded in purchase accounting related to periods prior to the Merger, which was triggered by a state ruling in the third quarter of 2009, and $21 million of income arising from the reversal of exit liabilities recorded in purchase accounting due to sooner than expected transition of outsourcing services (see Notes 2 and 20 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009). The 2008 amount also included a $21 million net insurance recovery for damage to certain mining equipment.

Other deductions totaled $97 million in 2009 and $1.301 billion in 2008. The 2009 amount included an impairment charge of $34 million related to land expected to be sold within the next 12 months and a $25 million write off of regulatory assets as discussed in Note 25 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 under “Oncor’s Regulatory Assets and Liabilities.” The 2008 amount included impairment charges of $501 million related to NOx and SO2 environmental allowances intangible assets and $481 million related to trade name intangible assets, both discussed in Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009, $229 million in impairment charges related to the natural gas-fueled generation facilities and $26 million in charges to reserve for net receivables (excluding termination related costs) from terminated hedging transactions with subsidiaries of Lehman Brothers Holdings Inc., which filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. See Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for details of other income and deductions.

Interest income increased $18 million, or 67%, to $45 million driven by interest on $465 million in collateral under a funding arrangement described in Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

Interest expense and related charges decreased $2.023 billion to $2.912 billion in 2009 reflecting a $696 million unrealized mark-to-market net gain related to interest rate swaps in 2009 as compared to a $1.477 billion net loss in 2008, which was partially offset by $118 million in increased noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges and a $34 million decrease in capitalized interest. See Note 25 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

Income tax expense totaled $367 million in 2009 compared to an income tax benefit of $471 million in 2008. The effective rate on income in 2009 was 47.4%, and the effective rate on a loss in 2008 was 4.5%. The increase in the rate reflects the impacts of nondeductible goodwill impairments of $90 million in 2009 and $8.860 billion in 2008, which increased the effective rate by 5.0 percentage points in 2009 and decreased the effective rate by 24.8 percentage points in 2008. The increase also reflects the effect of interest accrued for uncertain tax positions, which increased the rate on income in 2009 and decreased the rate on a loss in 2008.

Reflecting the goodwill and other impairment charges recorded in 2008, after tax-results improved $10.406 billion to $408 million in net income in 2009.

•	After-tax results in the Competitive Electric segment improved $9.560 billion to $631 million in net income in 2009.

•	After-tax results in the Regulated Delivery segment improved $806 million to $320 million in net income in 2009.

•

Corporate and Other net expenses totaled $543 million in 2009 and $583 million in 2008. The amounts in 2009 and 2008 include recurring interest expense on outstanding debt and notes payable to subsidiaries, as well as corporate general and administrative expenses. The after-tax decrease of $40 million reflected the debt extinguishment gain of $57 million and $16 million in interest income related to the collateral discussed above, partially offset by a $20 million goodwill impairment charge and the $14 million increase in SG&A expense as discussed above.

Consolidated Financial Results—Three Months Ended December 31, 2008 Compared to Successor Period From October 11, 2007 Through December 31, 2007

Reference is made to comparisons of results by business segment following the discussion of consolidated results. The business segment comparisons provide additional detail and quantification of items affecting financial results.

Operating revenues increased $370 million, or 19%, to $2.364 billion in 2008.

•	Operating revenues in the Competitive Electric segment increased $308 million, or 18%, to $1.979 billion.

•	Operating revenues in the Regulated Delivery segment increased $80 million, or 15%, to $612 million.

•	Net intercompany sales eliminations increased $18 million, reflecting Oncor’s higher distribution revenues from REP subsidiaries of TCEH.

Fuel, purchased power costs and delivery fees increased $84 million, or 13%, to $728 million in 2008. See discussion below in the analysis of Competitive Electric segment results of operations.

Net gain (loss) from commodity hedging and trading activities totaled $2.432 billion in net gains in 2008 compared to $1.492 billion in net losses in 2007. Results in 2008 included $2.586 billion in unrealized mark-to-market net gains, and results in 2007 included $1.556 billion in unrealized mark-to-market net losses driven by the effect of changes in forward market prices of natural gas on the value of positions in the long-term hedging program. See discussion below in the analysis of Competitive Electric segment results of operations.

Operating costs increased $77 million, or 25%, to $383 million in 2008.

•	Operating costs in the Competitive Electric segment increased $53 million, or 43%, to $177 million.

•	Operating costs in the Regulated Delivery segment increased $26 million, or 14%, to $208 million.

Depreciation and amortization decreased $22 million, or 5%, to $393 million in 2008.

•	Depreciation and amortization in the Competitive Electric segment decreased $50 million, or 16%, to $265 million.

•	Depreciation and amortization in the Regulated Delivery segment increased $26 million, or 27%, to $122 million.

SG&A expenses increased $29 million, or 13%, to $245 million in 2008.

•	SG&A expenses in the Competitive Electric segment increased $29 million, or 19%, to $183 million.

•	SG&A expenses in the Regulated Delivery segment decreased $7 million, or 16%, to $38 million.

•	Corporate and Other SG&A expenses increased $7 million, or 41%, to $24 million due primarily to incentive compensation and benefits expenses.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of the $8.860 billion goodwill impairment charge recorded in the fourth quarter of 2008.

Other income totaled $37 million in 2008 and $14 million in 2007, including $11 million and $10 million, respectively, in accretion of the fair value adjustment to certain regulatory assets due to purchase accounting. The 2008 amount also included a $21 million net insurance recovery for damage to certain mining equipment. Other deductions totaled $718 million in 2008 and $61 million in 2007. The 2008 amount included impairment charges of $481 million related to trade name intangible assets and $229 million related to the natural gas-fueled generation fleet. The 2007 amount included $51 million of professional fees incurred related to the Merger. See Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for details of other income and deductions.

Interest expense and related charges increased $1.592 billion to $2.431 billion in 2008. The increase in interest expense and related charges was partially due to $27 million in expense and charges attributable to the ten fewer days in the 2007 period. The increase reflects increased rates, which includes an unrealized mark-to-market net loss on interest rate swaps of $1.512 billion, and higher average borrowings, partially offset by increased capitalized interest.

Income tax benefit totaled $9 million in 2008 compared to $673 million in 2007. The effective rate on a loss in 2008 was 5.5%, excluding the impact of the $8.860 billion goodwill impairment charge (this nondeductible charge distorts the comparison; therefore, it has been excluded for purposes of a more meaningful discussion), and the effective rate on a loss in 2007 was 33.1%. The decrease in the rate was driven by an increase in interest accrued for uncertain tax positions.

Reflecting the goodwill impairment charge in 2008, after-tax results declined $7.655 billion to a loss of $9.015 billion in 2008.

•	After-tax results in the Competitive Electric segment declined $6.822 billion to a loss of $8.067 billion in 2008.

•	After-tax results in the Regulated Delivery segment declined $858 million to a loss of $795 million in 2008.

•

Corporate and Other net expenses totaled $153 million in 2008 and $178 million in 2007. The amounts in 2008 and 2007 include recurring interest expense on outstanding debt and notes payable to subsidiaries, as well as corporate general and administrative expenses. The decrease of $25 million was driven by financial advisory, legal and other professional fees in 2007 directly related to the Merger.

Consolidated Financial Results—Nine Months Ended September 30, 2008 Compared to Predecessor Period From January 1, 2007 Through October 10, 2007

Reference is made to comparisons of results by business segment following the discussion of consolidated results. The business segment comparisons provide additional detail and quantification of items affecting financial results.

Operating revenues increased $957 million, or 12%, to $9.001 billion in 2008.

•	Operating revenues in the Competitive Electric segment increased $925 million, or 13%, to $7.809 billion.

•	Operating revenues in the Regulated Delivery segment decreased $18 million, or less than 1%, to $1.969 billion.

•	Net intercompany sales eliminations decreased $50 million, reflecting lower sales by Oncor to REP subsidiaries of TCEH.

Fuel, purchased power costs and delivery fees increased $1.486 billion, or 62%, to $3.867 billion in 2008. See discussion below in the analysis of Competitive Electric segment results of operations.

Net gain (loss) from commodity hedging and trading activities totaled $248 million in net losses in 2008 compared to $554 million in net losses in 2007. Results in 2008 included unrealized mark-to-market net losses totaling $305 million driven by the effect of higher forward market prices of natural gas on the value of hedge positions. See discussion below in the analysis of Competitive Electric segment results of operations.

Operating costs increased $13 million, or 1%, to $1.120 billion in 2008.

•	Operating costs in the Competitive Electric segment increased $29 million, or 6%, to $500 million.

•	Operating costs in the Regulated Delivery segment decreased $17 million, or 3%, to $620 million.

Depreciation and amortization increased $583 million, or 92%, to $1.217 billion in 2008.

•	Depreciation and amortization in the Competitive Electric segment increased $574 million to $827 million.

•	Depreciation and amortization in the Regulated Delivery segment increased $4 million, or 1%, to $370 million.

SG&A expenses increased $21 million, or 3%, to $712 million in 2008.

•	SG&A expenses in the Competitive Electric segment increased $10 million, or 2%, to $499 million.

•	SG&A expenses in the Regulated Delivery segment decreased $13 million, or 9%, to $126 million.

•	Corporate and Other SG&A expenses increased $24 million, or 38%, to $87 million due primarily to Sponsor management fees of $26 million.

Other income totaled $43 million in 2008 and $69 million in 2007. The 2008 amount included $33 million in accretion of the fair value adjustment to certain regulatory assets due to purchase accounting. The 2007 amount included $36 million of amortization of a deferred gain on sale of a business that was eliminated in purchase accounting. Other deductions totaled $583 million in 2008 and $841 million in 2007. The 2008 amount included impairment charges of $501 million related to NOx and SO2 environmental allowances intangible assets and $26 million in charges to reserve for net receivables (excluding termination related costs) from terminated hedging transactions with subsidiaries of Lehman Brothers Holdings Inc., which filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. The 2007 amount included net charges of $755 million related to the cancelled development of eight coal-fueled generation units (see Note 4 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009). See Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for details of other income and deductions.

Interest expense and related charges increased $1.834 billion to $2.505 billion in 2008 reflecting $1.397 billion due to higher average borrowings, driven by the Merger-related financings, and $614 million in higher average interest rates, including $54 million of amortization of debt fair value discount resulting from purchase accounting and a $36 million unrealized mark-to-market net gain related to interest rate swaps, partially offset by $150 million in increased capitalized interest. The increase was also net of $27 million in additional interest in the 2007 period attributable to the ten additional days in the period. See Note 25 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

Income tax benefit totaled $462 million in 2008 compared to income tax expense of $309 million in 2007. The 2007 amount includes a deferred tax benefit of $70 million related to an amendment of the Texas margin tax by the Texas legislature. Excluding the effect of this 2007 item, the effective income tax rates were 32.0% on a loss in 2008 compared to 37.6% on income in 2007. (The deferred tax benefit in 2007 distorts the comparison; therefore, it has been excluded for purposes of a more meaningful discussion.) The decrease in the effective tax rate is driven by the effect of interest accrued for uncertain tax positions.

After-tax results declined $1.706 billion to a loss of $983 million in 2008.

•	After-tax results in the Competitive Electric segment declined $1.584 billion to a loss of $862 million in 2008.

•	Net income in the Regulated Delivery segment increased $44 million to $309 million in 2008.

•

Corporate and Other net expenses totaled $430 million in 2008 and $288 million in 2007. The amounts in 2008 and 2007 include recurring interest expense on outstanding debt and notes payable to subsidiaries, as well as corporate general and administrative expenses. The increase of $142 million reflected:

•	a $115 million increase in net interest expense, driven by issuance of Merger-related debt;

•	$23 million in lower other income reflecting the absence, due to purchase accounting, of amortization of a gain on the sale of a business;

•	a $38 million deferred tax benefit in 2007 related to the Texas margin tax, and

•	a $15 million increase in SG&A expense as discussed above.

partially offset by:

•

the write-off in 2007 of $25 million in previously deferred costs related to anticipated strategic transactions (including expected financings) that were no longer expected to be completed as a result of the Merger, and

•	$25 million in financial advisory, legal and other professional fees in 2007 related to the Merger.

Competitive Electric Segment

The following tables present financial operating results of the Competitive Electric segment for the Successor periods of the years ended December 31, 2009 and 2008, the three months ended December 31, 2008, the period from October 11, 2007 through December 31, 2007 and the nine months ended September 30, 2008, and for the Predecessor period from January 1, 2007 through October 10, 2007. Volumetric and other statistical data have been presented as of and for the Successor periods of the years ended December 31, 2009 and 2008, the three months ended December 31, 2008 and 2007 and the nine months ended December 31, 2008, and for the Predecessor period for the nine months ended September 30, 2007.

Financial Results

	Successor					Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Nine Months Ended September 30, 2008	Period from January 1, 2007 through October 10, 2007
Operating revenues	$7,911	$9,787	$1,979	$1,671	$7,809	$6,884
Fuel, purchased power costs and delivery fees	(3,934)	(5,600)	(954)	(852)	(4,646)	(3,209)
Net gain (loss) from commodity hedging and trading activities	1,736	2,184	2,432	(1,492)	(248)	(554)
Operating costs	(693)	(677)	(177)	(124)	(500)	(471)
Depreciation and amortization	(1,172)	(1,092)	(265)	(315)	(827)	(253)
Selling, general and administrative expenses	(741)	(682)	(183)	(154)	(499)	(489)
Franchise and revenue-based taxes	(108)	(110)	(36)	(30)	(74)	(81)
Impairment of goodwill	(70)	(8,000)	(8,000)	—	—	—
Other income	59	34	26	2	8	22
Other deductions	(68)	(1,274)	(715)	(8)	(559)	(735)
Interest income	64	61	15	10	46	271
Interest expense and related charges	(1,946)	(4,010)	(2,187)	(609)	(1,824)	(357)

Income (loss) before income taxes	1,038	(9,379)	(8,065)	(1,901)	(1,314)	1,028
Income tax (expense) benefit	(407)	450	(2)	656	452	(306)

Net income (loss)	$631	$(8,929)	$(8,067)	$(1,245)	$(862)	$722

Competitive Electric Segment

Sales Volume and Customer Count Data

	Successor				Successor	Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Sales volumes:
Retail electricity sales volumes—(GWh):
Residential	28,046	28,135	5,982	5,967	22,153	21,256
Small business (a)	7,962	7,363	1,561	1,622	5,802	5,861
Large business and other customers	14,573	13,945	2,994	3,591	10,951	10,946

Total retail electricity	50,581	49,443	10,537	11,180	38,906	38,063
Wholesale electricity sales volumes	43,259	47,270	11,741	11,198	35,529	27,914
Net sales (purchases) of balancing electricity to/from ERCOT	(939)	(527)	808	47	(1,335)	622

Total sales volumes	92,901	96,186	23,086	22,425	73,100	66,599

Average volume (kWh) per residential customer (b)	14,855	14,780	3,101	3,197	11,767	11,399
Weather (North Texas average)—percent of normal (c):
Cooling degree days	98.9%	108.5%	101.3%	171.8%	109.0%	94.2%
Heating degree days	99.9%	92.5%	90.7%	89.7%	93.7%	106.2%
Customer counts:
Retail electricity customers (end of period and in thousands) (d):
Residential	1,862	1,914	1,914	1,857	1,909	1,839
Small business (a)	262	275	275	274	276	275
Large business and other customers	23	25	25	33	27	35

Total retail electricity customers	2,147	2,214	2,214	2,164	2,212	2,149

(a)	Customers with demand of less than 1 MW annually.
(b)	Calculated using average number of customers for the period.
(c)	Weather data is obtained from Weatherbank, Inc., an independent company that collects and archives weather data from reporting stations of the National Oceanic and Atmospheric Administration (a federal agency under the US Department of Commerce). Normal is defined as the average over a 20-year period.
(d)	Based on number of meters. Typically, large business and other customers have more than one meter; therefore, number of meters does not reflect the number of individual customers. Each of the year ended December 31, 2008 and three months ended December 31, 2008 and 2007 amounts reflects reclassification of 18 thousand meters, and the nine months ended September 30, 2007 amounts reflect the reclassification of 19 thousand meters from residential to small business to conform to current presentation.

Competitive Electric Segment

Revenue and Commodity Hedging and Trading Activities

	Successor					Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Nine Months Ended September 30, 2008	Period from January 1, 2007 through October 10, 2007
Operating revenues:
Retail electricity revenues:
Residential	$3,806	$3,782	$816	$654	$2,966	$3,064
Small business (a)	1,164	1,099	247	202	852	880
Large business and other customers	1,261	1,447	304	286	1,143	1,070

Total retail electricity revenues	6,231	6,328	1,367	1,142	4,961	5,014
Wholesale electricity revenues (b)	1,463	3,329	532	505	2,797	1,637
Net sales (purchases) of balancing electricity to/from ERCOT	(80)	(214)	13	(9)	(227)	(14)
Amortization of intangibles (c)	5	(36)	(21)	(50)	(15)	—
Other operating revenues	292	380	88	83	293	247

Total operating revenues	$7,911	$9,787	$1,979	$1,671	$7,809	$6,884

Net gain (loss) from commodity hedging and trading activities:
Unrealized net gains (losses) from changes in fair value	$1,741	$2,290	$2,527	$(1,469)	$(237)	$(646)
Unrealized net gains (losses) representing reversals of previously recognized fair values of positions settled in the current period	(464)	(9)	59	(87)	(68)	(76)
Realized net gains (losses) on settled positions	459	(97)	(154)	64	57	168

Total gain (loss)	$1,736	$2,184	$2,432	$(1,492)	$(248)	$(554)

(a)	Customers with demand of less than 1 MW annually.
(b)	Upon settlement of physical derivative power sales and purchase contracts that are marked-to-market in net income, wholesale electricity revenues and fuel and purchased power costs are reported at approximated market prices, as required by accounting rules, instead of the contract price. As a result, these line item amounts include a noncash component, which the company considers “unrealized.” These amounts are as follows:

	Successor					Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Nine Months Ended September 30, 2008	Period from January 1, 2007 through October 10, 2007
Reported in revenues	$(166)	$42	$(113)	$—	$155	$—
Reported in fuel and purchased power costs	114	6	77	—	(71)	—

Net gain (loss)	$(52)	$48	$(36)	$—	$84	$—

(c)	Represents amortization of the intangible net asset value of retail and wholesale power sales agreements resulting from purchase accounting.

Competitive Electric Segment

Production, Purchased Power and Delivery Cost Data

	Successor					Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Nine Months Ended September 30, 2008	Period from January 1, 2007 through October 10, 2007
Fuel, purchased power costs and delivery fees ($ millions):
Nuclear fuel	$114	$95	$26	$21	$69	$66
Lignite/coal	670	640	155	127	485	467

Total baseload fuel	784	735	181	148	554	533
Natural gas fuel and purchased power (a)	1,224	2,881	349	302	2,532	1,435
Amortization of intangibles (b)	292	318	72	67	246	—
Other costs	202	351	47	68	304	213

Fuel and purchased power costs	2,502	4,285	649	585	3,636	2,181
Delivery fees (c)	1,432	1,315	305	267	1,010	1,028

Total	$3,934	$5,600	$954	$852	$4,646	$3,209

	Successor				Successor	Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Fuel and purchased power costs (which excludes generation plant operating costs) per MWh:
Nuclear fuel	$5.66	$4.92	$5.46	$4.64	$4.75	$4.59
Lignite/coal (d)	$16.47	$15.80	$15.68	$13.48	$15.83	$14.31
Natural gas fuel and purchased power	$43.10	$81.99	$46.63	$60.04	$91.55	$62.29
Delivery fees per MWh	$28.09	$26.33	$28.66	$26.64	$25.69	$25.60

Production and purchased power volumes (GWh):
Nuclear	20,104	19,218	4,770	5,157	14,448	13,664
Lignite/coal	45,684	44,923	11,226	12,197	33,697	34,297

Total baseload generation	65,788	64,141	15,996	17,354	48,145	47,961
Natural gas-fueled generation	2,447	4,122	279	500	3,843	3,491
Purchased power	26,018	31,018	7,202	5,483	23,816	18,619

Total energy supply	94,253	99,281	23,477	23,337	75,804	70,071
Less line loss and power imbalances (e)	1,352	3,095	391	912	2,704	3,472

Net energy supply volumes	92,901	96,186	23,086	22,425	73,100	66,599

Baseload capacity factors:
Nuclear	100.0%	95.2%	94.0%	101.6%	95.6%	90.8%
Lignite/coal	86.5%	87.6%	86.3%	94.5%	87.7%	89.7%
Total baseload	90.3%	89.8%	88.5%	96.5%	89.9%	90.0%

(a)	See note (b) on previous page.
(b)	Represents amortization of the intangible net asset values of emission credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel resulting from purchase accounting.
(c)	Includes delivery fee charges from Oncor that are eliminated in consolidation.
(d)	Includes depreciation and amortization of lignite mining assets, which is reported in the depreciation and amortization expense line item, but is part of overall fuel costs.
(e)	Includes physical purchases and sales, the financial results of which are reported in commodity hedging and trading activities in the income statement.

Competitive Electric Segment—Financial Results—Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Operating revenues decreased $1.876 billion, or 19%, to $7.911 billion in 2009.

Wholesale electricity revenues decreased $1.866 billion, or 56%, to $1.463 billion in 2009 as compared to 2008 when wholesale revenues increased 55%. Volatility in wholesale revenues and purchased power costs reflects movements in natural gas prices, as lower natural gas prices in 2009 drove a 46% decline in average wholesale electricity sales prices. Reported wholesale revenues and purchased power costs also reflect changes in volumes of bilateral contracting activity entered into to mitigate the effects of demand volatility and congestion. Results in 2009 reflect lower demand volatility and a decline in congestion, which drove an 8% decline in wholesale sales volumes.

Bilateral electricity contracting activity includes hedging transactions that utilize contracts for physical delivery. Wholesale sales and purchases of electricity are reported gross in the income statement if the transactions are scheduled for physical delivery with ERCOT.

Comparisons of wholesale balancing activity, reported net, are generally not meaningful because the activity represents intraday purchases and sales transactions with ERCOT for real-time balancing purposes, as measured in 15-minute intervals, which are highly variable. The activity in 2009 reflected reduced volatility and congestion, in part due to actions taken by ERCOT.

Retail electricity revenues declined $97 million, or 2%, to $6.231 billion and reflected the following:

•

Lower average pricing contributed $242 million to the revenue decline. The change in average pricing reflected lower average contracted business rates driven by lower wholesale electricity prices, partially offset by higher average pricing in the residential and non-contract business markets resulting from advanced meter surcharges as well as customer mix.

•

Retail sales volume growth of 2% increased revenues by $145 million. Volumes rose in the business markets driven by changes in customer mix resulting from contracting activity, but declined slightly in the residential market driven by a 3% decrease in customers.

Other operating revenues decreased $88 million, or 23%, to $292 million in 2009 due to lower natural gas prices and lower volumes on sales of natural gas to industrial customers.

The change in operating revenues also reflected a $41 million decrease in amortization of intangible assets arising from purchase accounting reflecting expiration of retail sales contracts.

Fuel, purchased power costs and delivery fees decreased $1.666 billion, or 30%, to $3.934 billion in 2009. This decrease was driven by lower purchased power costs due to the effect of lower natural gas prices, decreased demand volatility and reduced congestion as discussed above regarding wholesale revenues. Lower costs of replacement power during unplanned generation unit repair outages contributed to improved margin. Other factors contributing to lower fuel and purchased power costs included lower natural gas-fueled generation and lower related fuel costs ($374 million), the effect of lower natural gas prices on natural gas purchased for sale to industrial customers ($116 million) and lower amortization of intangible assets arising from purchase accounting ($26 million).

Overall baseload generation production increased 3% in 2009 reflecting a 5% increase in nuclear production and a 2% increase in lignite/coal-fueled production. The increase in nuclear production, which reflects two refueling outages in 2008 compared to one refueling outage in 2009 and investments to increase generation capacity, resulted in improved margin. The increase in lignite/coal-fueled production reflected generation from the new units placed in service in the fourth quarter 2009, partially offset by generation reductions during certain periods when power could be purchased in the wholesale market at prices below production costs, which was largely due to lower natural gas prices and higher wind generation availability.

Following is an analysis of amounts reported as net gain (loss) from commodity hedging and trading activities for the years ended December 31, 2009 and 2008, which totaled $1.736 billion and $2.184 billion in net gains, respectively:

Year Ended December 31, 2009—Unrealized mark-to-market net gains totaling $1.277 billion included:

•

$1.260 billion in net gains related to hedge positions, which includes $1.719 billion in net gains from changes in fair value, driven by the impact of lower forward natural gas prices on the value of positions in the long-term hedging program, and $459 million in net losses that represent reversals of previously recorded net gains on positions settled in the period, and

•

$17 million in net gains related to trading positions, which includes $22 million in net gains from changes in fair value and $5 million in net losses that represent reversals of previously recorded net gains on positions settled in the period.

Realized net gains totaling $459 million included:

•	$449 million in net gains related to positions that primarily hedged electricity revenues recognized in the period, and

•	$10 million in net gains related to trading positions.

Year Ended December 31, 2008—Unrealized mark-to-market net gains totaling $2.281 billion included:

•

$2.324 billion in net gains related to hedge positions, which includes $2.282 billion in net gains from changes in fair value and $42 million in net gains that represent reversals of previously recorded fair values of positions settled in the period;

•	$68 million in “day one” net losses related to large hedge positions (see Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009), and

•

$25 million in net gains related to trading positions, which includes $76 million in net gains from changes in fair value and $51 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net losses totaling $97 million included:

•	$177 million in net losses related to hedge positions that primarily offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$80 million in net gains related to trading positions.

Unrealized gains and losses that are related to physically settled derivative commodity contracts and are reported as revenues and purchased power costs, as required by accounting rules, totaled $52 million in net losses in 2009 and $48 million in net gains in 2008.

Operating costs increased $16 million, or 2%, to $693 million in 2009 driven by $28 million in costs related to the new lignite-fueled generation facilities. The change also reflected $19 million in higher maintenance costs incurred during planned and unplanned lignite-fueled generation unit outages in 2009 that was more than offset by the $31 million effect of two planned nuclear generation unit outages in 2008 as compared to one in 2009.

Depreciation and amortization increased $80 million, or 7%, to $1.172 billion in 2009. The increase was driven by $39 million in higher amortization expense related to the intangible asset representing retail customer relationships recorded in purchase accounting and $24 million due to the placement in service of two new generation units and related mining assets. Increased lignite generation unit depreciation as a result of normal capital additions as well as adjustments to useful lives of components was partially offset by lower natural gas generation unit depreciation resulting from an impairment in 2008.

SG&A expenses increased $59 million, or 9%, to $741 million in 2009. The increase reflected $36 million in higher retail bad debt expense, reflecting higher delinquencies due to delays in final bills and disconnects resulting from a system conversion, customer losses and general economic conditions. The increase also reflected higher employee related expenses, the implementation of a new retail customer information management system and the transition of certain previously outsourced customer operations, partially offset by $13 million in lower fees associated with the sale of receivables program.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of the impairments of goodwill of $70 million in 2009 and $8.0 billion in 2008.

Other income totaled $59 million in 2009 and $34 million in 2008. The 2009 amount included a $23 million reversal of a use tax accrual, an $11 million reversal of exit liabilities recorded in connection with the termination of outsourcing arrangements (see Notes 2 and 20 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009), a $6 million fee received related to an interest rate swap/commodity hedge derivative agreement, $5 million in royalty income and $5 million in sales/use tax refunds. The 2008 amount included an insurance recovery of $21 million and $4 million in royalty income. See Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for more details.

Other deductions totaled $68 million in 2009 and $1.274 billion in 2008. The 2009 amount included $34 million in charges for the impairment of land expected to be sold within the next 12 months, $7 million in charges for severance and other individually immaterial miscellaneous expenses. The 2008 amount included $501 million in impairment charges related to NOx and SO2 environmental allowances intangible assets and $481 million related to trade name intangible assets, both discussed in Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009, $229 million in impairment charges related to the natural gas-fueled generation facilities discussed in Note 5 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 and $26 million in charges to reserve for net receivables (excluding termination related costs) from terminated hedging transactions with subsidiaries of Lehman Brothers Holdings Inc., which filed for bankruptcy under Chapter 11 of the US Bankruptcy Code. See Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for more details.

Interest expense and related charges decreased $2.064 billion, or 51%, to $1.946 billion in 2009. The decrease reflected a $696 million unrealized mark-to-market net gain related to interest rate swaps in 2009 compared to a $1.477 billion net loss in 2008, partially offset by $118 million in increased noncash amortization of losses on interest rate swaps dedesignated as cash flow hedges in August 2008.

Income tax expense totaled $407 million in 2009 compared to an income tax benefit totaling $450 million in 2008. Excluding the impacts of the goodwill impairment of $70 million in 2009 and $8.0 billion in 2008, the effective income tax rate was 36.7% in 2009 and 32.6% in 2008. (These nondeductible charges distort the comparison; therefore, they have been excluded for purposes of a more meaningful discussion.) The increase in the rate reflects the effect of interest accrued for uncertain tax positions, which increased the rate on income in 2009 and decreased the rate on a loss in 2008.

After-tax results for the segment improved $9.560 billion to net income of $631 million in 2009, reflecting the 2008 impairment of goodwill, the 2008 impairment charges reported in other deductions and the change in unrealized mark-to-market values of interest rate swaps reported in interest expense, partially offset by lower net gains from commodity hedging and trading activities driven by lower unrealized mark-to-market net gains.

Competitive Electric Segment—Financial Results—Three Months Ended December 31, 2008 Compared to Successor Period from October 11, 2007 through December 31, 2007

Operating revenues increased $308 million, or 18%, to $1.979 billion in 2008.

Retail electricity revenues increased $225 million, or 20%, to $1.367 billion in 2008 and reflected the following:

•	The increase in retail electricity revenues was largely due to $186 million in revenues attributable to the ten fewer days in the 2007 period.

•

Higher average pricing in all markets contributed to the revenue increase, with residential rates increasing an average of 7%, and higher average rates in the business markets reflecting a change in customer mix in the large business market.

•

The effect of higher retail pricing was partially offset by the effect of a 6% decline in total retail sales volumes driven by the business markets. The lower sales volumes in the business markets reflected a decline in commercial and industrial activity due to economic conditions.

•	Total retail electricity customer counts at December 31, 2008 increased 2% from December 31, 2007, driven by a 3% increase in residential customers.

Wholesale electricity revenues increased $27 million, or 5%, to $532 million in 2008. The increase in wholesale electricity revenues reflected $66 million in revenues attributable to the ten fewer days in the 2007 period. The change also reflected lower wholesale electricity prices driven by lower natural gas prices.

The change in operating revenues also reflected a $29 million decrease in amortization of intangible assets arising in purchase accounting.

Fuel, purchased power costs and delivery fees increased $102 million, or 12%, to $954 million in 2008. The increase was largely due to $123 million in costs attributable to the ten fewer days in the 2007 period.

Following is an analysis of amounts reported as net gain (loss) from commodity hedging and trading activities for the three months ended December 31, 2008 and the Successor period from October 11, 2007 through December 31, 2007:

Three Months Ended December 31, 2008—Net gain totaling $2.432 billion included:

•	Unrealized mark-to-market net gains of $2.586 billion, substantially all of which related to commodity hedge positions and

•

Realized net losses totaling $154 million, including $101 million in net losses related to commodity hedge positions that primarily offset hedged electricity revenues recognized in the period and $53 million in net losses related to trading positions.

Period from October 11 through December 31, 2007—Net losses totaling $1.492 billion included:

•	Unrealized mark-to-market net losses of $1.556 billion, substantially all of which related to commodity hedge positions and

•

Realized net gains totaling $64 million consisting primarily of net gains related to commodity hedge positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the period.

Operating costs increased $53 million, or 43%, to $177 million in 2008. The increase was partially due to $19 million in costs attributable to the ten fewer days in the 2007 period. The increase in operating costs also reflects higher maintenance costs related to the timing and scope of planned and unplanned outages in baseload generation facilities, higher staffing and benefits costs and expenses associated with operational readiness of the generation units under construction.

Depreciation and amortization decreased $50 million, or 16%, to $265 million in 2008. The decrease in depreciation and amortization reflected lower amortization expense related to the intangible value of customer relationships, partially offset by incremental depreciation expense from stepped-up property, plant and equipment values, both related to purchase accounting and $8 million in expense attributable to the ten fewer days in the 2007 period.

SG&A expenses increased $29 million, or 19%, to $183 million in 2008. The increase was partially due to $15 million in expenses attributable to the ten fewer days in the 2007 period. The increase in SG&A expenses also reflected higher bad debt expense due in part to the effects of Hurricane Ike and higher salaries and contractor costs to support customer growth initiatives and computer system enhancements, net of a decrease in fees associated with the sale of accounts receivable program and lower advertising-related costs.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of the $8.0 billion goodwill impairment charge recorded in the fourth quarter of 2008.

Other income totaled $26 million in 2008 and $2 million in 2007. Other income in 2008 included a $21 million insurance recovery for damages to certain mining equipment. Other deductions totaled $715 million in 2008 and $8 million in 2007. Other deductions in 2008 included a charge of $481 million for the impairment of a trade name intangible asset (see Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009) and a $229 million charge to write down the natural gas-fueled generation facilities to fair value (see Note 5 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009).

Interest income increased $5 million to $15 million in 2008 reflecting higher average balances of notes/advances to parent.

Interest expense and related charges increased $1.578 billion to $2.187 billion in 2008. The increase was driven by an unrealized mark-to-market net loss on interest rate swaps of $1.512 billion.

Income tax expense on a pre-tax loss for 2008 totaled $2 million compared to a $656 million income tax benefit on a pre-tax loss in 2007. Excluding the impact of the $8.0 billion goodwill impairment in 2008, the effective rate on a pre-tax loss was 3.1% in 2008 compared to 34.5% in 2007. (This nondeductible charge distorts the comparison; therefore, it has been excluded for purposes of a more meaningful discussion.) The decrease in the rate is driven by the unfavorable impact of tax provision adjustments recorded in 2008 on a small pre-tax loss.

After-tax results for the segment declined by $6.822 billion to a loss of $8.067 billion driven by impairment charges related to goodwill, the trade name intangible asset and the natural gas-fueled generation facilities and the unrealized mark-to-market net losses on interest rate swaps, partially offset by the change in unrealized mark-to-market values of commodity hedge positions in the long-term hedging program.

Competitive Electric Segment—Financial Results—Nine Months Ended September 30, 2008 Compared to Predecessor Period from January 1, 2007 through October 10, 2007

Operating revenues increased $925 million, or 13%, to $7.809 billion in 2008.

Wholesale electricity revenues increased $1.160 billion, or 71%. A 40% increase in average wholesale electricity prices driven by higher natural gas prices contributed $797 million to revenue growth and a 27% increase in sales volumes contributed $429 million. The rise in natural gas prices reflected the overall trend of higher energy prices and increased demand in natural gas-fueled generation due to warmer weather in 2008. Higher wholesale sales and purchase volumes reflected several factors, including increased demand (due to warmer weather), baseload plant outages and congestion, as well as increased near-term bilateral power contracting activity due in part to increased demand and market volatility in 2008. The higher natural gas prices also contributed to the increase in fuel and purchased power costs. The increase in wholesale electricity revenues and sales volumes was partially offset by $66 million in revenues attributable to the ten additional days in the 2007 period.

The $53 million, or 1%, decrease in retail electricity revenues reflected the following:

•	The ten additional days in the 2007 period contributed $186 million to the decrease in retail electricity revenues.

•

The decrease in retail electricity revenues was partially offset by a 2% increase in retail sales volumes that increased revenues by $107 million. Residential volumes increased 4% reflecting the effects of warmer than normal weather in 2008 combined with the cooler than normal weather experienced in 2007 and a 4% increase in residential customer counts. Business and other customer volumes were comparable with 2007.

•

The decrease in retail electricity revenues was also partially offset by higher average pricing that increased revenues by $26 million. Higher average retail pricing reflected higher prices in the business markets driven by higher natural gas prices, partially offset by an approximate $108 million effect of lower pricing in the residential customer market. Lower residential pricing reflected the effect of a 6% price discount in March 2007, an additional 4% price discount in June 2007 and another 5% price discount in October 2007 to those residential customers in Oncor’s service territory with month-to-month service plans and a rate equivalent to the former price-to-beat.

Comparisons of wholesale balancing activity, reported net, are generally not meaningful because the activity represents intraday purchases and sales transactions with ERCOT for real-time balancing purposes, as measured in 15-minute intervals, which are highly variable. The relatively large amount in 2008 reflects weather-driven volatility, generation facility outages and congestion effects.

Other operating revenues increased $46 million, or 19%, to $293 million primarily due to higher retail natural gas revenues reflecting increased prices, the effect of which was partially offset by $11 million in revenues attributable to the ten additional days in the 2007 period.

Fuel, purchased power costs and delivery fees increased $1.437 billion, or 45%, to $4.646 billion. The increase was driven by higher purchased power costs, reflecting 28% growth in purchased power volumes as well as the effect of higher natural gas prices on wholesale power prices. The increase also reflected greater utilization of natural gas-fueled generation facilities to meet peak demand and a 56% increase in fuel costs per MWh in those facilities due to higher natural gas prices. Higher fuel costs also reflected higher usage and prices (including transportation costs) of purchased coal. The increase reflects $246 million of net expense recorded in the 2008 period representing amortization of the intangible net asset values of environmental credits, coal purchase contracts and power purchase agreements and the stepped-up value of nuclear fuel resulting from purchase accounting. Other cost increases included $101 million related primarily to congestion-related charges and $41 million in higher costs of natural gas for resale. The increase in fuel, purchased power costs and delivery fees was partially offset by $123 million in costs attributable to the ten additional days in the 2007 period.

Following is an analysis of amounts reported as net gain (loss) from commodity hedging and trading activities for the nine months ended September 30, 2008 and the Predecessor period from January 1, 2007 through October 10, 2007, which totaled $248 million and $554 million in net losses, respectively:

Nine Months Ended September 30, 2008—Unrealized mark-to-market net losses totaling $305 million include:

•

$250 million in net losses related to hedge positions, which includes $248 million in net losses from changes in fair value and $2 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•	$69 million in “day one” net losses related to large hedge positions (see Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009), and

•

$13 million in net gains related to trading positions, which includes $79 million in net gains from changes in fair value and $66 million in net losses that represent reversals of previously recorded fair values of positions settled in the period.

Realized net gains totaling $57 million include:

•	$76 million in net losses related to hedge positions that primarily offset hedged electricity revenues recognized in the period, and

•	$133 million in net gains related to trading positions.

Period from January 1, 2007 through October 10, 2007—Unrealized mark-to-market net losses totaling $722 million include:

•

$566 million in net losses related to hedge positions, which includes $528 million in net losses from changes in fair value and $38 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•

$90 million in hedge ineffectiveness net gains, which includes $111 million of net gains from changes in fair values and $21 million in net losses that represent reversals of previously recorded ineffectiveness net gains related to positions settled in the period. These amounts relate to positions accounted for as cash flow hedges;

•

$45 million in net losses related to trading positions, which includes $28 million in net losses from changes in fair values and $17 million in net losses that represent reversals of previously recorded fair values of positions settled in the period;

•	$231 million in “day one” losses related to large hedge positions entered into at below-market prices, and

•	a $30 million “day one” gain related to a power purchase agreement.

Realized net gains totaling $168 million include:

•	$125 million in net gains related to hedge positions that offset hedged electricity revenues and fuel and purchased power costs recognized in the period, and

•	$43 million in net gains related to trading positions.

Operating costs increased $29 million, or 6%, to $500 million in 2008. The increase reflects $36 million in higher maintenance costs related to the timing and scope of planned and unplanned outages in baseload generation facilities, $11 million in costs related to combustion turbines now being operated for our own benefit, $10 million in higher property taxes and $5 million of expenses associated with operational readiness of the generation units under construction, partially offset by $7 million in costs in 2007 for utilization of SO2 credits for the lignite/coal-fueled generation plants and $3 million in individually insignificant items. The increase in operating costs was partially offset by $19 million in costs attributable to the ten additional days in the 2007 period.

Depreciation and amortization increased $574 million to $827 million. The increase includes $502 million of incremental depreciation expense from stepped-up property, plant and equipment values and $38 million in incremental amortization expense related to the intangible value of customer relationships, both resulting from the effects of purchase accounting. The remaining increase primarily reflects normal additions and replacements of equipment in generation operations. The increase in depreciation and amortization was partially offset by $8 million in costs attributable to the ten additional days in the 2007 period.

SG&A expenses increased $10 million, or 2%, to $499 million in 2008. The increase reflects:

•

$26 million in higher expenses in the retail operations, primarily increased employees and labor costs to support customer growth initiatives and increased marketing and computer systems enhancement costs, net of a $6 million decrease in fees associated with the sale of accounts receivable program, and

•	$16 million in higher retail customer bad debt expense,

partially offset by

•	$15 million in expenses attributable to the ten additional days in the 2007 period, and

•	lower administrative costs related to generation facility development activities reflecting the 2007 cancellation of certain coal-fueled generation projects.

Other income totaled $8 million in 2008 and $22 million in 2007. The 2007 amount includes $7 million of royalty income and $6 million in penalties received due to nonperformance under a coal transportation agreement. Other income totaling $3 million in 2007 was attributable to the ten additional days in the period.

Other deductions totaled $559 million in 2008 and $735 million in 2007. The 2008 amount includes $501 million in impairment charges related to NOx and SO2 environmental allowances intangible assets discussed in Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 and $26 million in charges to reserve for net receivables (excluding termination related costs) from terminated hedging transactions with subsidiaries of Lehman Brothers Holdings Inc., which has filed for protection under Chapter 11 of the US Bankruptcy Code. The 2007 amount includes net charges of $812 million in connection with the cancellation of the development of eight coal-fueled generation units, a $48 million reduction in the liability previously recorded for leases related to gas-fueled combustion turbines that we had ceased operating for our own benefit and a $10 million charge related to the termination of a railcar operating lease. See Note 10 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for more details.

Interest income decreased $225 million, or 83%, to $46 million in 2008 reflecting lower average balances of notes/advances to parent. The ten additional days in the 2007 period contributed $11 million to the decrease.

Interest expense and related charges increased $1.467 billion to $1.824 billion in 2008. The increase reflects $1.672 billion due to higher average borrowings, driven by the Merger-related financings, partially offset by $150 million in increased capitalized interest, a $36 million unrealized mark-to-market gain related to interest rate swaps and $11 million of amortization of debt fair value discount resulting from purchase accounting. The increase was also net of $15 million in additional interest in the 2007 period attributable to the ten additional days in the period.

Income tax benefit on a pretax loss totaled $452 million in 2008 and income tax expense on pretax income totaled $306 million in 2007. The 2007 amount includes a deferred tax benefit of $32 million related to an amendment of the Texas margin tax by the Texas legislature. Excluding the effect of this 2007 item, the effective income tax rates were 34.4% on a loss in 2008 compared to 32.9% on income in 2007. (The deferred tax benefit in 2007 distorts the comparison; therefore it has been excluded for purposes of a more meaningful discussion.) The increase in the effective tax rate is due to a lower lignite depletion benefit in 2008, partially offset by the effect of the Texas margin tax under which interest expense is not deductible.

Net income (loss) decreased $1.584 billion to a net loss of $862 million in 2008 driven by higher net interest expense, the impairment of environmental allowances intangible assets and the effects of purchase accounting, partially offset by the effect of the 2007 impairment charge in connection with the cancellation of certain generation facility development activities and the decrease in net unrealized mark-to-market losses on positions in the long-term hedging program.

Regulated Delivery Segment

The following tables present financial operating results of the Regulated Delivery segment for the Successor periods of the years ended December 31, 2009 and 2008, the three months ended December 31, 2008, the period from October 11, 2007 through December 31, 2007 and the nine months ended September 30, 2008, and for the Predecessor period from January 1, 2007 through October 10, 2007. Volumetric and other statistical data have been presented as of and for the Successor periods of the years ended December 31, 2009 and 2008, the three months ended December 31, 2008 and 2007 and the nine months ended December 31, 2008, and for the Predecessor period for the nine months ended September 30, 2007.

Financial Results

	Successor					Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Nine Months Ended September 30, 2008	Period from January 1, 2007 through October 10, 2007
Operating revenues	$2,690	$2,580	$612	$532	$1,969	$1,987
Operating costs	(908)	(828)	(208)	(182)	(620)	(637)
Depreciation and amortization	(557)	(492)	(122)	(96)	(370)	(366)
Selling, general and administrative expenses	(194)	(164)	(38)	(45)	(126)	(139)
Franchise and revenue-based taxes	(250)	(255)	(69)	(62)	(186)	(198)
Impairment of goodwill	—	(860)	(860)	—	—	—
Other income	49	45	11	11	34	3
Other deductions	(34)	(19)	(2)	(7)	(17)	(27)
Interest income	43	45	11	12	34	44
Interest expense and related charges	(346)	(317)	(89)	(70)	(229)	(242)

Income (loss) before income taxes	493	(265)	(754)	93	489	425
Income tax expense (a)	(173)	(221)	(41)	(30)	(180)	(160)

Net income (loss)	$320	$(486)	$(795)	$63	$309	$265

(a)	Effective with the sale of noncontrolling interests (see Note 15 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009), Oncor is taxed as a partnership and thus not subject to income taxes; however, subsequent to the sale, Oncor reflects a “provision in lieu of income taxes,” and the results of segments are evaluated as if they file their own income tax returns.

Operating Data

	Successor				Successor	Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Three Months Ended December 31, 2007	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Operating statistics—volumes:
Electric energy billed volumes (GWh)	103,376	107,828	23,969	25,784	83,859	79,645

Reliability statistics (a):
System Average Interruption Duration Index (SAIDI) (nonstorm)	84.5	85.4	85.4	77.9	82.6	79.2
System Average Interruption Frequency Index (SAIFI) (nonstorm)	1.1	1.1	1.1	1.1	1.1	1.1
Customer Average Interruption Duration Index (CAIDI) (nonstorm)	77.2	74.7	74.7	70.6	75.3	69.5

Electric points of delivery (end of period and in thousands):
Electricity distribution points of delivery (based on number of meters)	3,145	3,123	3,123	3,093	3,116	3,087

	Successor					Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Nine Months Ended September 30, 2008	Period from January 1, 2007 through October 10, 2007
Operating revenues:
Electricity distribution revenues (b):
Affiliated (TCEH)	$1,017	$998	$226	$208	$773	$821
Nonaffiliated	1,339	1,264	304	257	960	921

Total distribution revenues	2,356	2,262	530	465	1,733	1,742
Third-party transmission revenues	299	280	73	60	207	199
Other miscellaneous revenues	35	38	9	7	29	46

Total operating revenues	$2,690	$2,580	$612	$532	$1,969	$1,987

(a)	SAIDI is the average number of minutes electric service is interrupted per consumer in a year. SAIFI is the average number of electric service interruptions per consumer in a year. CAIDI is the average duration in minutes per electric service interruption in a year. The statistics presented are based on the preceding twelve months’ data.
(b)	Includes transition charge revenue associated with the issuance of securitization bonds totaling $147 million and $140 million for the years ended December 31, 2009 and 2008, respectively; $32 million for the three months ended December 31, 2008; $29 million for the period October 11, 2007 through December 31, 2007; $108 million for the nine months ended September 30, 2008 and $116 million for the period January 1, 2007 through October 10, 2007. Also includes disconnect/reconnect fees and other discretionary revenues for services requested by REPs.

Regulated Delivery Segment—Financial Results—Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Operating revenues increased $110 million, or 4%, to $2.690 billion in 2009. The increase reflected:

•	$55 million from increased distribution tariffs, including the August 2009 rate review order;

•

$28 million from a surcharge to recover advanced metering deployment costs and $11 million from a surcharge to recover additional energy efficiency costs, both of which became effective with the January 2009 billing cycle;

•	$20 million in higher transmission revenues reflecting rate increases to recover ongoing investment in the transmission system;

•	an estimated $14 million impact from growth in points of delivery;

•	$9 million performance bonus for meeting PUCT energy efficiency targets, and

•	$7 million in higher charges to REPs related to transition bonds (with an offsetting increase in amortization of the related regulatory asset),

partially offset by an estimated $27 million in lower average consumption primarily due to the effects of milder weather and general economic conditions and $7 million due to less requested REP discretionary and third-party maintenance services.

Operating costs increased $80 million, or 10%, to $908 million in 2009. The increase reflected $45 million in higher fees paid to other transmission entities, $21 million in additional expense recognition as a result of the PUCT’s August 2009 final order in the rate review (see discussion immediately below) and $10 million in costs related to programs designed to improve customer electricity demand efficiency, the majority of which are reflected in the revenue increases discussed above.

Under accounting rules for rate regulated utilities, certain costs are deferred as regulatory assets (see Note 25 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009) when incurred and are recognized as expense when recovery of the costs are allowed in revenue under regulatory approvals. Accordingly, beginning in September 2009, the effective date of the new tariffs resulting from the rate review (see “Regulation and Rates” below), Oncor began to amortize as operating costs or SG&A expenses certain costs previously deferred as regulatory assets over the recoverability period under the rate review order and recognized higher costs related to the current period. The additional expense recognized included $14 million related to storm recovery costs and $10 million related to pension and OPEB costs (including $3 million reported in SG&A expense).

Depreciation and amortization increased $65 million, or 13%, to $557 million in 2009. The increase reflected $34 million in higher depreciation due to ongoing investments in property, plant and equipment (including $11 million related to advanced meters), $24 million due to increased depreciation and amortization rates implemented upon the PUCT approval of new tariffs in September 2009 and $7 million in higher amortization of regulatory assets associated with securitization bonds (with an offsetting increase in revenues).

SG&A expenses increased $30 million, or 18%, to $194 million in 2009. The increase reflected $12 million related to advanced meters and $3 million in additional expense recognition as a result of the PUCT’s final order in the rate review, both of which have related revenue increases, $8 million in higher professional and contractor fees driven by outsourcing transition and CREZ development activities and $6 million in higher costs related to employee benefit plans, partially offset by a $3 million one-time reversal of bad debt expense due to the PUCT’s finalization of the Certification of Retail Electric Providers rule in April 2009. Write-offs of uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset (see “Regulation and Rates”).

Taxes other than amounts related to income taxes decreased $5 million, or 2%, to $250 million in 2009 reflecting a decrease in local franchise fees due to decreased volumes of electricity delivered.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for a discussion of the $860 million goodwill impairment charge recorded in 2008.

Other income totaled $49 million in 2009 and $45 million in 2008. The 2009 and 2008 amounts included accretion of an adjustment (discount) to regulatory assets resulting from purchase accounting totaling $39 million and $44 million, respectively. The 2009 amount also included $10 million due to the reversal of exit liabilities recorded in purchase accounting related to the termination of outsourcing arrangements. See Note 2 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

Other deductions totaled $34 million in 2009 and $19 million in 2008. The 2009 amount included a $25 million write off of regulatory assets (see Note 25 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009). The 2009 and 2008 amounts included costs totaling $2 million and $13 million, respectively, associated with the 2006 rate settlement with certain cities.

Interest income decreased $2 million, or 4%, to $43 million in 2009. The decrease reflected $4 million in lower reimbursement of transition bond interest from TCEH due to lower remaining principal amounts of the bonds and $2 million in lower interest income on temporary cash investments and restricted cash due to lower interest rates, partially offset by $4 million in higher earnings on investments held for certain employee benefit plans.

Interest expense and related charges increased $29 million, or 9%, to $346 million in 2009. The increase reflected $17 million in higher average borrowings, reflecting ongoing capital investments. The increase also reflected $12 million due to higher average interest rates, which was driven by refinancing of short-term borrowings with $1.5 billion of senior secured notes issued in September 2008. The majority of the proceeds of the September 2008 notes issuance was used to pay outstanding short-term borrowings under Oncor’s credit facility.

Income tax expense totaled $173 million in 2009 compared to $221 million in 2008. The effective rate decreased to 35.1% in 2009 from 37.2% in 2008, excluding the impact of the $860 million goodwill impairment in 2008. (This nondeductible charge distorts the comparison; therefore, it has been excluded for purposes of a more meaningful discussion.) The decrease in the rate was driven by the reversal of accrued interest due to the favorable resolution of uncertain tax positions.

Net income for 2009 totaled $320 million and net loss for 2008 totaled $486 million. The change reflects the $860 million goodwill impairment charge recorded in 2008, as well as $53 million in lower results in 2009 driven by the effect of lower average consumption on revenues, the write-off of certain regulatory assets and increased interest expense.

Regulated Delivery Segment—Financial Results—Three Months Ended December 31, 2008 Compared to Successor Period from October 11, 2007 through December 31, 2007

Operating revenues increased $80 million, or 15%, to $612 million in 2008. The increase is largely due to $68 million in revenues attributable to the ten fewer days in the 2007 period. The increase also reflected increased distribution tariffs to recover transmission costs, the impact of growth in points of delivery and higher transmission revenues primarily due to a rate increase to recover ongoing investment in the transmission system, partially offset by lower average consumption due to the effects of milder weather.

Operating costs increased $26 million, or 14%, to $208 million in 2008. The increase is largely due to $21 million in costs attributable to the ten fewer days in the 2007 period. The increase also reflected higher property taxes and higher fees paid to other transmission entities, partially offset by lower vegetation management expenses.

Depreciation and amortization increased $26 million, or 27%, to $122 million in 2008. The increase included $12 million in costs attributable to the ten fewer days in the 2007 period. The remaining increase largely reflected higher depreciation due to ongoing investments in property, plant and equipment.

SG&A expenses decreased $7 million, or 16%, to $38 million in 2008. The decrease reflected lower incentive compensation expense and decreased employee benefit costs, partially offset by $2 million in costs attributable to the ten fewer days in the 2007 period.

Franchise and revenue-based taxes increased $7 million, or 11%, to $69 million in 2008. The increase is largely due to the ten fewer days in the 2007 period.

See Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for a discussion of the $860 million goodwill impairment charge recorded in 2008.

Other income totaled $11 million in both 2008 and 2007. The amounts reflected accretion of an adjustment (discount) to regulatory assets resulting from purchase accounting. Other deductions totaled $2 million and $7 million in 2008 and 2007, respectively. The 2007 amount included costs associated with the 2006 rate settlement with certain cities totaling $6 million.

Interest income decreased $1 million, or 8%, to $11 million in 2008. The decrease reflected lower earnings on investments held for certain employee benefit plans, partially offset by $2 million in interest income attributable to the ten fewer days in the 2007 period.

Interest expense and related charges increased by $19 million, or 27%, to $89 million in 2008. The increase included $9 million in costs attributable to the ten fewer days in the 2007 period. The remaining increase reflected $7 million from higher average borrowings, reflecting ongoing capital investments, and $1 million from higher average interest rates.

Income tax expense totaled $41 million in 2008 compared to $30 million in 2007. The effective income tax rate increased to 38.7% in 2008, excluding the impact of the $860 million goodwill impairment charge, from 32.3% in 2007. (This nondeductible charge distorts the comparison; therefore, it has been excluded for purposes of a more meaningful discussion.) The increase in the effective rate was driven by the impact of higher Texas margin tax due in part to the effects of the tax sharing agreement in 2007 and higher accrued interest related to uncertain tax positions.

Net loss for 2008 totaled $795 million and net income for 2007 totaled $63 million. The change was driven by the $860 million goodwill impairment charge recorded in 2008.

Regulated Delivery Segment—Financial Results—Nine Months Ended September 30, 2008 Compared to Predecessor Period from January 1, 2007 through October 10, 2007

Operating revenues decreased $18 million, or less than 1%, to $1.969 billion in 2008. The decreased revenue reflected:

•	$68 million attributable to the ten additional days in the 2007 period;

•	$19 million in lower revenues due to the absence in 2008 of revenues for installation of third party equipment related to Oncor’s technology initiatives, and

•	$4 million in lower charges to REPs related to securitization bonds (with an offsetting decrease in amortization of the related regulatory asset),

partially offset by:

•	$32 million from increased distribution tariffs to recover higher transmission costs;

•	an estimated $16 million impact from growth in points of delivery;

•	$15 million in higher transmission revenues primarily due to rate increases to recover ongoing investment in the transmission system;

•	an estimated $3 million from higher average consumption, as the estimated effect of warmer weather was partially offset by usage declines, and

•

$7 million in increased miscellaneous revenues, including $3 million of revenues for services provided to REPs and other customers (with a related increase in operating costs) and $2 million of pole contact revenues.

Operating costs decreased $17 million, or 3%, to $620 million in 2008. The decrease reflected:

•	$21 million attributable to the ten additional days in the 2007 period, and

•	$18 million of lower expenses due to the absence in 2008 of costs for installation of third party equipment related to Oncor’s technology initiatives,

partially offset by:

•

$15 million in increased labor and benefits costs for restoration of service as a result of weather events, more stringent service requirements, increased services provided to REPs and other customers and equipment installation activities;

•	$3 million in higher vegetation management expenses, and

•	$3 million in software license and service expenses related to Oncor’s purchase of a broadband over power line (BPL) based “Smart Grid” network in May 2008.

Depreciation and amortization increased $4 million, or 1%, to $370 million in 2008. The increase reflected $21 million in higher depreciation due to ongoing investments in property, plant and equipment, partially offset by $4 million in lower amortization of the regulatory assets associated with securitization bonds (with an offsetting decrease in revenues) and $12 million attributable to the ten additional days in the 2007 period.

SG&A expenses decreased $13 million, or 9%, to $126 million in 2008. The decrease reflected:

•	$7 million in lower incentive compensation expense;

•	$5 million in lower fees due to Oncor’s exit from the sale of accounts receivable program;

•	$4 million in expenses in 2007 related to the rebranding of TXU Electric Delivery Company to Oncor Electric Delivery Company;

•	$2 million attributable to the ten additional days in the 2007 period, and

•	$1 million in decreased bad debt expense,

partially offset by $4 million in higher professional fees and $4 million in increased employee benefits costs.

Franchise and revenue-based taxes decreased $12 million, or 6%, to $186 million in 2008. Of the decrease, $8 million was attributable to the ten additional days in the 2007 period. A decrease in state franchise taxes of $9 million due to the 2007 enactment of the Texas margin tax, which is accounted for as an income tax, was partially offset by a $5 million increase in local franchise fees reflecting increased volumes of electricity delivered. Local franchise fees resulting from the 2006 cities rate settlement totaled $7 million for the nine months ended September 30, 2008 and $5 million for the period from January 1, 2007 through October 10, 2007.

Other income totaled $34 million in 2008 and $3 million in 2007. The 2008 amount reflected accretion of an adjustment (discount) to regulatory assets resulting from purchase accounting.

Other deductions totaled $17 million in 2008 and $27 million in 2007. The 2008 amount includes:

•	$13 million in costs as a result of the 2006 settlement with certain cities related to rates, and

•	$3 million in equity losses (representing amortization expense) related to the ownership interest in an EFH Corp. subsidiary holding computer software.

The 2007 amount includes:

•	$20 million in costs a result of the 2006 cities rate settlement;

•	$3 million in costs related to a cancelled joint venture arrangement, and

•	$2 million in equity losses (representing amortization expense) related to the ownership interest in an EFH Corp. subsidiary.

Interest income decreased $10 million, or 23%, to $34 million in 2008. The decrease reflected $4 million in lower earnings on assets held for certain employee benefit plans, a $3 million decrease in reimbursement of transition bond interest from TCEH and $2 million attributable to the ten additional days in the 2007 period.

Interest expense decreased $13 million, or 5%, to $229 million in 2008. The decrease reflected $9 million attributable to the ten additional days in the 2007 period.

Income tax expense totaled $180 million in 2008 compared to $160 million in 2007. The effective income tax rate decreased to 36.8% in 2008 from 37.6% in 2007. The decrease in the effective rate was primarily driven by a decrease in the benefit from the Medicare subsidy for post-employment benefits.

Net income increased $44 million, or 17%, to $309 million driven by increased revenues and higher other income, which reflects the effects of purchase accounting.

Energy-Related Commodity Contracts and Mark-to-Market Activities

The table below summarizes the changes in commodity contract assets and liabilities for the periods presented. The net changes in these assets and liabilities, excluding “fair value adjustments”, “other activity” and “reclassification” as described below, represent the pretax effect on earnings of positions in the commodity contract portfolio that are marked-to-market in net income (see Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009). The portfolio consists primarily of economic hedges but also includes trading positions.

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 11, 2007 through December 31, 2007	January 1, 2007 through October 10, 2007
Commodity contract net asset (liability) at beginning of period	$430	$(1,917)	$(920)	$(23)
Settlements of positions (a)	(518)	39	(87)	(55)
Changes in fair value (b)	1,741	2,294	(1,469)	(757)
Fair value adjustments at Merger closing date (c)	—	—	144	—
Reclassification at Merger closing date (d)	—	—	400	—
Other activity (e)	65	14	15	(85)

Commodity contract net asset (liability) at end of period (f)	$1,718	$430	$(1,917)	$(920)

(a)	Represents reversals of previously recognized unrealized gains and losses upon settlement (offsets realized gains and losses recognized in the settlement period).
(b)	Represents unrealized gains and losses recognized, primarily related to positions in the long-term hedging program (see discussion above under “Long-Term Hedging Program”). Includes gains and losses recorded at contract inception dates (see Note 18 to the EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009).
(c)	Represents purchase accounting adjustments arising primarily from the adoption of fair value accounting (largely nonperformance risk effect).
(d)	Represents reclassification of fair values of derivatives previously accounted for as cash flow hedges.
(e)	These amounts do not represent unrealized gains or losses. Includes initial values of positions involving the receipt or payment of cash or other consideration, generally related to options purchased/sold and physical natural gas exchange transactions. Activity in 2009 included $36 million for the net payment of option premiums, $29 million in natural gas provided under physical gas exchange transactions and $18 million in amortization of derivative liabilities related to settlement of certain multi-year power sales agreements (see Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009), partially offset by $18 million for expired option premiums. Activity in the 2007 Predecessor period included $257 million (net of amounts settled of $7 million) in liabilities related to certain power sales agreements, net of a $102 million payment related to a structured economic hedge transaction in the long-term hedging program and $64 million in natural gas provided under physical gas exchange transactions.
(f)	2009 amount excludes $4 million in net derivative liabilities related to cash flow hedge positions not marked-to-market in net income.

In addition to the effect on net income of recording unrealized mark-to-market gains and losses that are reflected in the table above, similar effects arise in the recording of unrealized ineffectiveness gains and losses associated with commodity-related positions accounted for as cash flow hedges. These effects on net income, which include reversals of previously recorded unrealized ineffectiveness gains and losses to offset realized gains and losses upon settlement, are reflected in the balance sheet as changes in cash flow hedge and other derivative assets and liabilities (see Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009). The total pretax effect of recording unrealized gains and losses in net income related to commodity contracts is summarized as follows:

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	October 11, 2007 through December 31, 2007	January 1, 2007 through October 10, 2007
Unrealized gains (losses) related to contracts marked-to-market	$1,223	$2,333	$(1,556)	$(812)
Ineffectiveness gains (losses) related to cash flow hedges	2	(4)	—	90

Total unrealized gains (losses) related to commodity contracts	$1,225	$2,329	$(1,556)	$(722)

Maturity Table—The following table presents the net commodity contract asset arising from recognition of fair values under mark-to-market accounting as of December 31, 2009, scheduled by the source of fair value and contractual settlement dates of the underlying positions.

	Maturity dates of unrealized commodity contract asset at December 31, 2009
Source of fair value	Less than 1 year	1-3 years	4-5 years	Excess of 5 years	Total
Prices actively quoted	$(63)	$(92)	$—	$—	$(155)
Prices provided by other external sources	745	904	143	—	1,792
Prices based on models	39	(7)	227	(178)	81

Total	$721	$805	$370	$(178)	$1,718

Percentage of total fair value	42%	47%	21%	(10)%	100%

The “prices actively quoted” category reflects only exchange traded contracts for which active quotes are readily available. The “prices provided by other external sources” category represents forward commodity positions valued using prices for which over-the-counter broker quotes are available in active markets. Over-the-counter quotes for power in ERCOT that are deemed active markets (excluding the West zone) generally extend through 2012 and over-the-counter quotes for natural gas generally extend through 2015, depending upon delivery point. The “prices based on models” category contains the value of all nonexchange traded options, valued using option pricing models. In addition, this category contains other contractual arrangements that may have both forward and option components, as well as other contracts that are valued using proprietary long-term pricing models that utilize certain market based inputs. See Note 16 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for fair value disclosures and discussion of fair value measurements.

COMPREHENSIVE INCOME

Cash flow hedge activity reported in other comprehensive income included (all amounts after-tax):

	Successor			Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007
Net increase (decrease) in fair value of cash flow hedges:
Commodities	$(20)	$(8)	$5	$(288)
Financing—interest rate swaps	—	(175)	(182)	—

	(20)	(183)	(177)	(288)

Derivative value net losses (gains) reported in net income that relate to hedged transactions recognized in the period:
Commodities	11	11	—	(95)
Financing—interest rate swaps	119	111	—	6

	130	122	—	(89)

Total income (loss) effect of cash flow hedges reported in other comprehensive income	$110	$(61)	$(177)	$(377)

All amounts included in accumulated other comprehensive income as of October 10, 2007, which totaled $34 million in net gains, were eliminated as part of purchase accounting.

We have historically used, and expect to continue to use, derivative instruments that are effective in offsetting future cash flow variability in interest rates and energy commodity prices. Amounts in accumulated other comprehensive income include the value of dedesignated and terminated cash flow hedges at the time of such dedesignation/termination, less amounts reclassified to earnings as the original hedged transactions are recognized, unless the hedged transactions become probable of not occurring. The effects of the hedge will be recorded in the statement of income as the hedged transactions are actually settled and affect earnings. Also see Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

FINANCIAL CONDITION

Liquidity and Capital Resources

Consolidated Cash Flows—Cash flows from operating, financing and investing activities included:

	Successor					Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Nine Months Ended September 30, 2008	Period from January 1, 2007 through October 10, 2007
Cash flows—operating activities
Income (loss) from continuing operations	$408	$(9,998)	$(9,015)	$(1,361)	$(983)	$699
Adjustments to reconcile income (loss) from continuing operations to cash provided by (used in) operating activities:
Depreciation and amortization	2,172	2,070	516	568	1,554	684
Deferred income tax expense (benefit)—net	253	(477)	(44)	(736)	(433)	(111)
Impairment charges	124	10,071	9,570	—	501	—
Increase of toggle notes in lieu of cash interest	511	—	—	—	—	—
Net charges related to cancelled development of generation facilities	—	—	—	2	—	676
Unrealized net (gains) losses from mark-to-market valuations of commodity positions	(1,225)	(2,329)	(2,550)	1,556	221	722
Unrealized net (gains) losses from mark-to-market valuations of interest rate swaps	(696)	1,477	1,512	—	(36)	—
Other, net	196	182	55	16	128	52
Changes in operating assets and liabilities (including margin deposits)	(32)	509	504	(495)	5	(457)

Cash provided by (used in) operating activities	$1,711	$1,505	$548	$(450)	$957	$2,265

Cash flows—financing activities
Equity financing from Sponsor Group and other investors	$—	$—	$—	$8,236	$—	$—
Net issuances, repayments and repurchases of borrowings	458	1,537	(1,468)	26,615	3,005	2,304
Net proceeds from sale of noncontrolling interests	—	1,253	1,253	—	—	—
Common stock dividends paid	—	—	—	—	—	(788)
Debt discount, financing and reacquisition expenses	(49)	(21)	(2)	(986)	(19)	(17)
Other, net	13	68	2	—	66	(105)

Cash provided by (used in) financing activities	$422	$2,837	$(215)	$33,865	$3,052	$1,394

Cash flows—investing activities
Acquisition of EFH Corp.	$—	$—	$—	$(32,694)	$—	$—
Capital expenditures, including purchases of mining-related assets and nuclear fuel	(2,545)	(3,015)	(810)	(716)	(2,205)	(2,542)
Investment posted with derivative counterparty	(400)	—	—	—	—	—
Reduction of (proceeds from) TCEH senior secured letter of credit facility deposited with bank	115	—	—	(1,250)	—	—
Other, net	197	81	250	97	(169)	259

Cash used in investing activities	$(2,633)	$(2,934)	$(560)	$(34,563)	$(2,374)	$(2,283)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008—Cash provided by operating activities totaled $1.711 billion in 2009 compared to $1.505 billion in 2008. The $206 million increase reflected:

•

a $489 million decrease in cash interest paid due to the payment of approximately $465 million of interest with an increase in toggle notes instead of cash as discussed under “Toggle Notes Interest Election” below, and

•	a $57 million favorable impact of timing of advanced metering surcharges,

partially offset by a $347 million decrease in net margin deposits received primarily due to the effects of forward natural gas prices on positions in the long-term hedging program.

Three Months Ended December 31, 2008 Compared to Successor Period from October 11, 2007 through December 31, 2007—Cash provided by operating activities totaled $548 million in the three months ended December 31, 2008 compared to cash used in operating activities of $450 million in the Successor period from October 11, 2007 through December 31, 2007. The $998 million increase reflects a $1.445 billion favorable change in net margin deposits primarily due to the effect of lower forward natural gas prices on positions in the long-term hedging program and a $143 million favorable change in income taxes paid due to a refund received in 2008, partially offset by a $737 million increase in cash interest payments.

Nine Months Ended September 30, 2008 Compared to Predecessor Period from January 1, 2007 through October 10, 2007—Cash provided by operating activities totaled $957 million in the nine months ended September 30, 2008 compared to $2.265 billion in the Predecessor period from January 1, 2007 through October 10, 2007. The $1.308 billion decrease reflected a $1.588 billion increase in cash interest payments, partially offset by a $333 million favorable change in margin deposits primarily due to the effect of lower forward natural gas prices on hedge positions.

The decline in capital spending for the year ended December 31, 2009 as compared to the year ended December 31, 2008 primarily reflected a decrease in spending related to the construction of new generation facilities, which is nearing completion, partially offset by capital expenditures in the regulated business for advanced metering deployment and CREZ. Capital expenditures in 2009 totaled $1.324 billion in the Competitive Electric segment and $998 million in the Regulated Delivery segment.

Depreciation and amortization expense reported in the statement of cash flows exceeded the amount reported in the statement of income by $418 million, $460 million, $123 million, $153 million, $337 million and $50 million for the years ended December 31, 2009 and December 31, 2008, the three months ended December 31, 2008, the period from October 11, 2007 through December 31, 2007, the nine months ended September 30, 2008 and the Predecessor period from January 1, 2007 through October 10, 2007, respectively. For the 2007 Predecessor period, this difference represented amortization of nuclear fuel, which is reported as fuel costs in the statement of income consistent with industry practice. For the 2009, 2008 and 2007 Successor periods, this difference also represented amortization of intangible net assets and debt fair value discounts arising from purchase accounting that is reported in various other income statement line items including operating revenues, fuel and purchased power costs, other income and interest expense.

Debt Financing Activity—Activities related to short-term borrowings and long-term debt during the year ended December 31, 2009 are as follows (all amounts presented are principal, and repayments and repurchases, including exchanges, include amounts related to capital leases and exclude amounts related to debt discount, financing and reacquisition expenses):

	Borrowings (a)	Repayments and Repurchases (b)
TCEH	$739	$415
EFCH	—	7
EFIH	141	—
EFH Corp.	424	227
Oncor	—	104

Total long-term	1,304	753

TCEH	53	—
Oncor	279	—

Total short-term (c)	332	—

Total	$1,636	$753

(a)	Includes $782 million of noncash principal increases consisting of: $309 million of EFH Corp. Toggle Notes and $202 million of TCEH Toggle Notes in May and November 2009 in payment of accrued interest as discussed below under “Toggle Notes Interest Election,” $256 million of EFH Corp. and EFIH notes issued in debt exchanges as discussed in Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 and $15 million related to capital leases.
(b)	Includes $357 million of noncash retirements as a result of debt exchanges discussed in Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.
(c)	Short-term amounts represent net borrowings/repayments.

See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for further detail of long-term debt and other financing arrangements.

We, our affiliates or our agents may from time to time purchase our outstanding debt securities for cash in open market purchases or privately negotiated transactions or pursuant to a Section 10b-5(1) plan, or we may refinance existing debt securities. We will evaluate any such transactions in light of market prices of the securities, taking into account liquidity requirements and prospects for future access to capital, contractual restrictions and other factors. The amounts involved in any such transactions, individually or in the aggregate, may be material. See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of debt exchange offers completed in November 2009.

Available Liquidity—The following table summarizes changes in available liquidity for the year ended December 31, 2009.

	Available Liquidity
	December 31, 2009	December 31, 2008	Change
Cash and cash equivalents, excluding Oncor	$1,161	$1,564	$(403)
Investments held in money market fund	—	142	(142)
TCEH Delayed Draw Term Loan Facility	—	522	(522)
TCEH Revolving Credit Facility (a)	1,721	1,767	(46)
TCEH Letter of Credit Facility	399	490	(91)

Subtotal	$3,281	$4,485	$(1,204)
Short-term investment (b)	490	—	490

Total liquidity, excluding Oncor (c)	$3,771	$4,485	$(714)

Cash and cash equivalents—Oncor	$28	$125	$(97)
Oncor Revolving Credit Facility	1,262	1,508	(246)

Total Oncor liquidity	$1,290	$1,633	$(343)

(a)	As of December 31, 2009 and 2008, the TCEH Revolving Credit Facility includes $141 million and $144 million, respectively, of commitments from Lehman that are only available from the fronting banks and the swingline lender.
(b)	Includes $425 million cash investment (including accrued interest) and $65 million in letters of credit posted related to certain interest rate and commodity hedge transactions. Under the related agreement, the collateral is to be returned no later than March 2010. See Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.
(c)	Pursuant to PUCT rules, TCEH is required to maintain available liquidity to assure adequate credit worthiness of TCEH’s REP subsidiaries, including the ability to return retail customer deposits, if necessary. As a result, at December 31, 2009, the total availability under the TCEH credit facilities should be further reduced by $228 million. See “Regulation and Rates—Certification of REPs.”

Note:	Available liquidity above does not include the amounts available from exercising the payment-in-kind (PIK) option on the EFH Corp. Toggle Notes and TCEH Toggle Notes, which for the remaining payment dates from May 2010 through November 2012 could avoid cash interest payments of approximately $1.6 billion.

The $714 million decrease in available liquidity excluding Oncor, after taking into account the short-term investment, was driven by capital spending to construct the new generation facilities.

The decrease in available liquidity for Oncor of $343 million in the year ended December 31, 2009 reflected ongoing capital investment in transmission and distribution infrastructure.

See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for additional discussion of these credit facilities.

The net proceeds from the January 2010 issuance of $500 million principal amount of senior secured notes (described in Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009) increased available liquidity.

Pension and OPEB Plan Funding—Pension and OPEB plan funding is expected to total $45 million and $24 million, respectively, in 2010. Based on the funded status of the pension plan at December 31, 2009, funding is expected to total approximately $750 million for the 2010 to 2014 period. Oncor is expected to fund approximately 75% of this amount consistent with its share of the pension liability. We made pension and OPEB contributions of $109 million and $22 million, respectively, in 2009 including transfers of investments related to the salary deferral and supplemental retirement plans totaling $31 million.

See Note 21 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for more information regarding the pension and OPEB plans, including the funded status of the plans as of December 31, 2009.

Toggle Notes Interest Election—EFH Corp. and TCEH have the option every six months at their discretion, ending with the payment due November 2012, to use the payment-in-kind (PIK) feature of their respective toggle notes in lieu of making cash interest payments. We elected to do so for the May 2009, November 2009 and May 2010 interest payments as an efficient and cost-effective method to further enhance liquidity, in light of the weaker economy and related lower electricity demand and the continuing uncertainty in the financial markets. Once EFH Corp. and/or TCEH make a PIK election, the election is valid for each succeeding interest payment period until EFH Corp. and/or TCEH revoke the applicable election. Use of the PIK feature will be evaluated at each election period, taking into account market conditions and other relevant factors at such time.

EFH Corp. made its May and November 2009 interest payments and will make its May 2010 interest payment by using the PIK feature of the its Toggle Notes. During the applicable interest periods, the interest rate on the notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the notes by $150 million and $159 million in May and November 2009, respectively, and will further increase the aggregate principal amount of the notes by $168 million in May 2010. The elections increased liquidity in 2009 by an amount equal to approximately $290 million and will further increase liquidity in May 2010 by an amount equal to approximately $157 million, with such amounts constituting the amount of cash interest that otherwise would have been payable on the notes. If paid in cash, the annual interest expense would increase by approximately $54 million, constituting the additional cash interest that would be payable with respect to the $477 million of additional principal amount. See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of debt exchange offers that resulted in redemption of portions of the outstanding principal of these notes.

Similarly, TCEH made its May and November 2009 interest payments and will make its May 2010 interest payment by using the PIK feature of the its Toggle Notes. During the applicable interest periods, the interest rate on the notes is increased from 10.50% to 11.25%. TCEH increased the aggregate principal amount of the notes by approximately $98.5 million and $104 million in May and November 2009, respectively, and will further increase the aggregate principal amount of the notes by approximately $110 million in May 2010. The elections increased liquidity in 2009 by an amount equal to approximately $189 million and will further increase liquidity in May 2010 by an amount equal to approximately $103 million, with such amounts constituting the amount of cash interest that otherwise would have been payable on the notes. If paid in cash, the annual interest expense would increase by approximately $33 million, constituting the additional interest that would be payable with respect to the $312 million of additional principal amount.

Liquidity Needs, Including Capital Expenditures—Capital expenditures, including capitalized interest, for 2010 are expected to total approximately $1.950 billion and include:

•	$1.0 billion for investment in Oncor’s transmission and distribution infrastructure, including $216 million for Oncor’s investment related to the CREZ Transmission Plan;

•	$900 million for investments in TCEH generation facilities, including approximately:

•	$700 million for major maintenance, primarily in existing generation operations;

•	$150 million related to completion of the construction of a second generation unit and mine development at Oak Grove, and

•	$50 million for environmental expenditures related to existing generation units, and

•	$50 million for information technology and other corporate investments.

We expect cash flows from operations combined with availability under our credit facilities discussed in Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 to provide sufficient liquidity to fund our current obligations, projected working capital requirements, any restructuring obligations and capital spending for a period that includes the next twelve months.

Liquidity Effects of Commodity Hedging and Trading Activities—Commodity hedging and trading transactions typically require a counterparty to post collateral if the forward price of the underlying commodity moves such that the hedging or trading instrument held by such counterparty has declined in value. TCEH uses cash, letters of credit, asset-backed liens and other forms of credit support to satisfy such collateral obligations. In addition, TCEH’s Commodity Collateral Posting Facility, an uncapped senior secured revolving credit facility, funds the cash collateral posting requirements for a significant portion of the positions in the long-term hedging program not otherwise secured by a first-lien in the assets of TCEH. The aggregate principal amount of this facility is determined by the exposure arising from higher forward market prices, regardless of the amount of such exposure, on a portfolio of certain natural gas hedging transaction volumes. Including those hedging transactions where margin deposits are covered by unlimited borrowings under the TCEH Commodity Collateral Posting Facility, at December 31, 2009, more than 95% of the long-term natural gas hedging program transactions were secured by a first-lien interest in the assets of TCEH that is pari passu with the TCEH Senior Secured Facilities, the effect of which is a significant reduction in the liquidity exposure associated with collateral requirements for those hedging transactions. See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for more information about this facility.

As of December 31, 2009, TCEH received or posted cash and letters of credit for commodity hedging and trading activities as follows:

•	$183 million in cash has been posted with counterparties for exchange cleared transactions (including initial margin), as compared to $317 million posted as of December 31, 2008;

•

$516 million in cash has been received from counterparties, net of $4 million in cash posted, for over-the-counter and other non-exchange cleared transactions, as compared to $402 million received, net of $122 million in cash posted, as of December 31, 2008;

•	$379 million in letters of credit have been posted with counterparties, as compared to $342 million posted as of December 31, 2008, and

•	$44 million in letters of credit have been received from counterparties, as compared to $30 million received as of December 31, 2008.

In addition, EFH Corp. (parent) elected to post cash collateral of $400 million in 2009 related to certain TCEH interest rate and commodity hedge transactions (see Note 18 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009).

With respect to exchange cleared transactions, these transactions typically require initial margin (i.e., the upfront cash and/or letter of credit posted to take into account the size and maturity of the positions and credit quality) in addition to variance margin (i.e., the daily cash margin posted to take into account changes in the value of the underlying commodity). The amount of initial margin required is generally defined by exchange rules. Clearing agents, however, typically have the right to request additional initial margin based on various factors including market depth, volatility and credit quality, which may be in the form of cash, letters of credit, a guaranty or other forms as negotiated with the clearing agent. With respect to cash collateral that is received, such cash collateral is either used for working capital and other corporate purposes, including reducing short-term borrowings under credit facilities, or it is required to be deposited in a separate account and restricted from being used for working capital and other corporate purposes. With respect to over-the-counter transactions, counterparties generally have the right to substitute letters of credit for such cash collateral. In such event, the cash collateral previously posted would be returned to such counterparties thereby reducing liquidity in the event that it was not restricted. As of December 31, 2009, restricted cash collateral held totaled $1 million. See Note 25 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 regarding restricted cash.

With the long-term hedging program, increases in natural gas prices generally result in increased cash collateral and letter of credit postings to counterparties. As of December 31, 2009, approximately 600 million MMBtu of positions related to the long-term hedging program were not directly secured on an asset-lien basis and thus have cash collateral posting requirements. The uncapped TCEH Commodity Collateral Posting Facility supports the collateral posting requirements related to these transactions.

Interest Rate Swap Transactions—See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for TCEH interest rate swaps entered into as of December 31, 2009.

Distributions from Oncor—Until December 31, 2012, distributions paid by Oncor to its members are limited to an amount not to exceed Oncor’s net income determined in accordance with GAAP, subject to certain defined adjustments. Distributions are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

In January 2009, the PUCT awarded approximately $1.3 billion of Competitive Renewable Energy Zone (CREZ) construction projects to Oncor. See discussion below under “Regulation and Rates—Oncor Matters with the PUCT.” As a result of the increased capital expenditures for CREZ and the debt-to-equity ratio cap, we expect that Oncor may retain all or a portion of its available cash to fund such construction instead of paying distributions.

Income Tax Refunds/Payments—Income tax payments, primarily amounts related to the Texas margin tax, are expected to total approximately $75 million in the next 12 months. In 2009, we received a refund totaling $98 million in income taxes and related interest related to IRS audits of 1993 and 1994 income tax returns and made net payments totaling approximately $44 million related to the Texas margin tax. In 2008, we received net federal income tax refunds of $229 million, including $98 million related to 2007 tax payments and $142 million related to a net operating loss carryback to the 2006 tax year. Federal income tax payments totaled $257 million in 2007.

As discussed in Note 8 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009, we assess uncertain tax positions under a “more-likely-than-not” standard. We cannot reasonably estimate the ultimate amounts and timing of tax payments associated with uncertain tax positions, but expect that no material federal income tax payments related to such positions will be made in 2010.

Sale of Accounts Receivable—TXU Energy participates in an accounts receivable securitization program, the activity under which is accounted for as a sale of accounts receivable in accordance with transfers and servicing accounting standards. Under the program, TXU Energy (originator) sells retail trade accounts receivable to TXU Receivables Company, a consolidated wholly-owned bankruptcy-remote direct subsidiary of EFH Corp., which sells undivided interests in the purchased accounts receivable for cash to special purpose entities established by financial institutions. All new trade receivables under the program generated by the originator are continuously purchased by TXU Receivables Company with the proceeds from collections of receivables previously purchased. Funding under the program totaled $383 million and $416 million at December 31, 2009 and 2008, respectively. See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of a new accounting standard that is expected to require consolidation of this program and Note 11 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for a more complete description of the program including the impact of the program on the financial statements for the periods presented and the contingencies that could result in termination of the program and a reduction of liquidity should the underlying financing be settled.

Capitalization—Our capitalization ratios consisted of 104.6% and 106.0% long-term debt, less amounts due currently, and (4.6)% and (6.0)% common stock equity, at December 31, 2009 and 2008, respectively. Total debt to capitalization, including short-term debt, was 104.4% and 105.8% at December 31, 2009 and 2008, respectively.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions—The terms of certain of our financing arrangements contain maintenance covenants with respect to leverage ratios and/or minimum net worth. As of December 31, 2009, we were in compliance with all such maintenance covenants.

Covenants and Restrictions under Financing Arrangements—Each of the TCEH Senior Secured Facilities and the indentures governing substantially all of the debt we have issued in connection with, and subsequent to, the Merger contain covenants that could have a material impact on the liquidity and operations of EFH Corp. and its subsidiaries.

Adjusted EBITDA (as used in the restricted payments covenant contained in the indenture governing the EFH Corp. Senior Notes) for the year ended December 31, 2009 totaled $4.857 billion for EFH Corp. See below in this Annex B the reconciliation of net income to Adjusted EBITDA for EFH Corp. and TCEH, respectively, for the years ended December 31, 2009 and 2008.

The following table summarizes TCEH’s secured debt to adjusted EBITDA ratio under the maintenance covenant in the TCEH Senior Secured Facilities and various other financial ratios of EFH Corp., EFIH and TCEH that are applicable under certain other covenants in the TCEH Senior Secured Facilities and the indentures governing the TCEH Senior Notes, the EFH Corp. Senior Notes, the EFH Corp. 9.75% Notes and the EFIH Notes as of December 31, 2009 and 2008 and the corresponding maintenance and other covenant threshold levels as of December 31, 2009:

	December 31, 2009	December 31, 2008	Threshold Level as of December 31, 2009
Maintenance Covenant:
TCEH Senior Secured Facilities:
Secured debt to adjusted EBITDA ratio	4.76 to 1.00	4.77 to 1.00	Must not exceed 7.25 to 1.00 (a)

Debt Incurrence Covenants:
EFH Corp. Senior Notes:
EFH Corp. fixed charge coverage ratio	1.2 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.5 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
EFH Corp. 9.75% Notes:
EFH Corp. fixed charge coverage ratio	1.2 to 1.0	N/A	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.5 to 1.0	N/A	At least 2.0 to 1.0

EFIH Notes:
EFIH fixed charge coverage ratio (b)	53.8 to 1.0	N/A	At least 2.0 to 1.0
TCEH Senior Notes:
TCEH fixed charge coverage ratio	1.5 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
TCEH Senior Secured Facilities:
TCEH fixed charge coverage ratio	1.5 to 1.0	1.3 to 1.0	At least 2.0 to 1.0

Restricted Payments/Limitations on Investments Covenants:
EFH Corp. Senior Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (c)	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (c)	1.2 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
EFH Corp. leverage ratio	9.4 to 1.0	6.9 to 1.0	Equal to or less than 7.0 to 1.0

	December 31, 2009	December 31, 2008	Threshold Level as of December 31, 2009
EFH Corp. 9.75% Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (c)	1.4 to 1.0	N/A	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (c)	1.2 to 1.0	N/A	At least 2.0 to 1.0
EFH Corp. leverage ratio	9.4 to 1.0	N/A	Equal to or less than 7.0 to 1.0

EFIH Notes:
General restrictions (non-EFH Corp. payments):
EFIH fixed charge coverage ratio (b) (d)	3.9 to 1.0	N/A	At least 2.0 to 1.0
General restrictions (EFH Corp. payments):
EFIH fixed charge coverage ratio (b) (d)	53.8 to 1.0	N/A	At least 2.0 to 1.0
EFIH leverage ratio	4.4 to 1.0	N/A	Equal to or less than 6.0 to 1.0

TCEH Senior Notes:
TCEH fixed charge coverage ratio	1.5 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
TCEH Senior Secured Facilities:
Payments to Sponsor Group:
TCEH total debt to adjusted EBITDA ratio	8.4 to 1.0	8.7 to 1.0	At least 6.5 to 1.0

(a)	Threshold level decreases to a maximum of 7.00 to 1.00 effective March 31, 2010 and to a maximum of 6.75 to 1.00 effective December 31, 2010. Calculation excludes debt that ranks junior to the TCEH Senior Secured Facilities.
(b)	Although EFIH currently meets the fixed charge coverage ratio threshold applicable to certain covenants contained in the indenture governing the EFIH Notes, EFIH’s ability to use such thresholds to incur debt or make restricted payments/investments is currently limited by the covenants contained in the EFH Corp. Senior Notes and the EFH Corp. 9.75% Notes.
(c)	The EFH Corp. fixed charge coverage ratio for non-Sponsor Group payments includes the results of Oncor Holdings and its subsidiaries. The EFH Corp. fixed charge coverage ratio for Sponsor Group payments excludes the results of Oncor Holdings and its subsidiaries.
(d)	The EFIH fixed charge coverage ratio for non-EFH Corp. payments includes the results of Oncor Holdings and its subsidiaries. The EFIH fixed charge coverage ratio for EFH Corp. payments excludes the results of Oncor Holdings and its subsidiaries.

Material Credit Rating Covenants and Credit Worthiness Effects on Liquidity—As a result of TCEH’s non-investment grade credit rating and considering collateral thresholds of certain retail and wholesale commodity contracts, as of December 31, 2009, counterparties to those contracts could have required TCEH to post up to an aggregate of $41 million in additional collateral. This amount largely represents the below market terms of these contracts as of December 31, 2009; thus, this amount will vary depending on the value of these contracts on any given day.

Certain transmission and distribution utilities in Texas have tariffs in place to assure adequate credit worthiness of any REP to support the REP’s obligation to collect securitization bond-related (transition) charges on behalf of the utility. Under these tariffs, as a result of TCEH’s below investment grade credit rating, TCEH is required to post collateral support in an amount equal to estimated transition charges over specified time periods. The amount of collateral support required to be posted, as well as the time period of transition charges covered, varies by utility. As of December 31, 2009, TCEH has posted collateral support in the form of letters of credit to the applicable utilities in an aggregate amount equal to $29 million, with $15 million of this amount posted for the benefit of Oncor.

The PUCT has rules in place to assure adequate credit worthiness of each REP, including the ability to return customer deposits, if necessary. Under these rules, as of December 31, 2009, TCEH maintained availability under its credit facilities of approximately $228 million. See “Regulation and Rates—Certification of REPs.”

The RRC has rules in place to assure adequate credit worthiness of parties that have mining reclamation obligations. Under these rules, should the RRC determine that the credit worthiness of Luminant Generation Company LLC (a subsidiary of TCEH) is not sufficient to support its reclamation obligations, TCEH may be required to post cash or letter of credit collateral support in an amount currently estimated to be approximately $600 million to $800 million. The actual amount (if required) could vary depending upon numerous factors, including Luminant Generation Company LLC’s credit worthiness and the level of mining reclamation obligations.

ERCOT also has rules in place to assure adequate credit worthiness of parties that schedule power on the ERCOT System. Under these rules, TCEH has posted collateral support, predominantly in the form of letters of credit, totaling $43 million as of December 31, 2009 (which is subject to weekly adjustments based on settlement activity with ERCOT).

Oncor and Texas Holdings agreed to the terms of a stipulation with major interested parties to resolve all outstanding issues in the PUCT review related to the Merger. As part of this stipulation, TCEH is required to post a letter of credit in an amount equal to $170 million to secure its payment obligations to Oncor if two or more rating agencies downgrade Oncor’s credit ratings below investment grade.

Other arrangements of EFH Corp. and its subsidiaries, including Oncor’s credit facility, the accounts receivable securitization program (see Note 11 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009) and certain leases, contain terms pursuant to which the interest rates charged under the agreements may be adjusted depending on the relevant credit ratings.

In the event that any or all of the additional collateral requirements discussed above are triggered, we believe we will have adequate liquidity to satisfy such requirements.

Material Cross Default Provisions—Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

A default by TCEH or any of its restricted subsidiaries in respect of indebtedness, excluding indebtedness relating to the sale of receivables program and hedging obligations, in an aggregate amount in excess of $200 million may result in a cross default under the TCEH Senior Secured Facilities. Under these facilities, such a default will allow the lenders to accelerate the maturity of outstanding balances ($22.357 billion at December 31, 2009) under such facilities.

The indenture governing the TCEH Senior Notes contains a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of TCEH or any of its restricted subsidiaries in an aggregate amount equal to or greater than $250 million may cause the acceleration of the TCEH Senior Notes.

Under the terms of a TCEH rail car lease, which had approximately $47 million in remaining lease payments as of December 31, 2009 and terminates in 2017, if TCEH failed to perform under agreements causing its indebtedness in aggregate principal amount of $100 million or more to become accelerated, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

Under the terms of a TCEH rail car lease, which had approximately $53 million in remaining lease payments as of December 31, 2009 and terminates in 2028, if obligations of TCEH in excess of $200 million in the aggregate for payments of obligations to third party creditors under lease agreements, deferred purchase agreements or loan or credit agreements are accelerated prior to their original stated maturity, the lessor could, among other remedies, terminate the lease and effectively accelerate the payment of any remaining lease payments due under the lease.

The indentures governing the EFH Corp. Senior Notes, 9.75% and 10% Notes contain a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. or any of its restricted subsidiaries in an aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Senior Notes, 9.75% and 10% Notes.

The indenture governing the EFIH Notes contains a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFIH or any of its restricted subsidiaries in an aggregate amount equal to or greater than $250 million may cause the acceleration of the EFIH Notes.

The accounts receivable securitization program contains a cross default provision with a threshold of $200 million that applies in the aggregate to the originator, any parent guarantor of an originator or any subsidiary acting as collection agent under the program. TXU Receivables Company and EFH Corporate Services Company (a direct subsidiary of EFH Corp.), as collection agent, in the aggregate have a cross default threshold of $50,000. If any of the aforementioned defaults on indebtedness of the applicable threshold were to occur, the program could terminate.

We enter into energy-related and financial contracts, the master forms of which contain provisions whereby an event of default or acceleration of settlement would occur if we were to default under an obligation in respect of borrowings in excess of thresholds, which vary, stated in the contracts. The subsidiaries whose default would trigger cross default vary depending on the contract.

Each of TCEH’s natural gas hedging agreements that are secured with a lien on its assets on a pari passu basis with the TCEH Senior Secured Facilities contains a cross default provision. In the event of a default by TCEH or any of its subsidiaries relating to indebtedness (such amounts varying by contract but ranging from $200 million to $250 million) that results in the acceleration of such debt, then each counterparty under these hedging agreements would have the right to terminate its hedge agreement with TCEH and require all outstanding obligations under such agreement to be settled.

In the event of a default by TCEH relating to indebtedness in an amount equal to or greater than $200 million that results in the acceleration of such debt, then each counterparty under TCEH’s interest rate swap agreements with an aggregate derivative liability of $1.21 billion at December 31, 2009 would have the right to terminate its interest rate swap agreement with TCEH and require all outstanding obligations under such agreement to be settled.

A default by Oncor or any subsidiary thereof in respect of indebtedness in a principal amount in excess of $50 million may result in a cross default under its credit facility. Under this facility such a default may cause the maturity of outstanding balances ($616 million at December 31, 2009) under such facility to be accelerated.

Other arrangements, including leases, have cross default provisions, the triggering of which would not be expected to result in a significant effect on liquidity.

Long-Term Contractual Obligations and Commitments—The following table summarizes our contractual cash obligations as of December 31, 2009 (see Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for additional disclosures regarding these long-term debt and noncancellable purchase obligations).

Contractual Cash Obligations	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total
Long-term debt—principal (a)	$340	$1,820	$22,817	$17,492	$42,469
Long-term debt—interest (b)	3,059	6,491	5,747	7,115	22,412
Operating and capital leases (c)	146	149	114	330	739
Obligations under commodity purchase and services agreements (d)	1,595	1,796	954	815	5,160

Total contractual cash obligations	$5,140	$10,256	$29,632	$25,752	$70,780

(a)	Excludes capital lease obligations, unamortized discounts and fair value premiums and discounts related to purchase accounting. Also excludes $278 million of additional principal amount of notes to be issued in May 2010 and due in 2016 and 2017, reflecting the election of the PIK feature on toggle notes as discussed above under “Toggle Notes Interest Election.”
(b)	Includes net amounts payable under interest rate swaps. Variable interest payments and net amounts payable under interest rate swaps are calculated based on interest rates in effect at December 31, 2009.
(c)	Includes short-term noncancellable leases.
(d)	Includes capacity payments, nuclear fuel and natural gas take-or-pay contracts, coal contracts, business services and nuclear-related outsourcing and other purchase commitments. Amounts presented for variable priced contracts assumed the year-end 2009 price remained in effect for all periods except where contractual price adjustment or index-based prices were specified.

The following are not included in the table above:

•	contracts between affiliated entities and intercompany debt;

•

individual contracts that have an annual cash requirement of less than $1 million (however, multiple contracts with one counterparty that are more than $1 million on an aggregated basis have been included);

•	contracts that are cancellable without payment of a substantial cancellation penalty;

•	employment contracts with management;

•	estimated funding of pension plan totaling $45 million in 2010 and approximately $750 million for the 2010 to 2014 period as discussed above under “Pension and OPEB Plan Funding;”

•

liabilities related to uncertain tax positions totaling $1.6 billion discussed in Note 8 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 as the ultimate timing of payment is not known, and

•	capital expenditures under PUCT orders (advanced meters and CREZ projects).

Guarantees—See Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for details of guarantees.

OFF–BALANCE SHEET ARRANGEMENTS

See discussion above regarding sales of accounts receivable under “Financial Condition—Liquidity and Capital Resources” and in Note 11 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

Also see Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 regarding guarantees.

COMMITMENTS AND CONTINGENCIES

See Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of commitments and contingencies.

CHANGES IN ACCOUNTING STANDARDS

See Note 1 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for a discussion of changes in accounting standards.

REGULATION AND RATES

Regulatory Investigations and Reviews

See Note 13 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

Certification of REPs

In April 2009, the PUCT finalized a rule relating to the Certification of Retail Electric Providers. The rule strengthens the certification requirements for REPs in order to better protect customers, transmission and distribution utilities (TDUs), and other REPs from the potential insolvency of REPs. The rule, among other things, increases creditworthiness and financial reporting requirements for REPs and provides additional customer protection requirements and regulatory asset consideration for TDU bad debt expenses. Under the rule, Oncor uncollectible amounts owed by REPs are deferred as a regulatory asset. Recovery of the regulatory asset will be considered in a future rate case. Accordingly, Oncor recognized an approximately $3 million one-time reversal of bad debt expense in the three months ended June 30, 2009 (reported in other income). Due to the commitments made to the PUCT in connection with the Merger, Oncor may not recover bad debt expense, or certain other costs and expenses, from rate payers in the event of a TXU Energy default or bankruptcy. Under the rule, REPs are required to amend their certifications, including the manner in which they meet financial requirements, by May 21, 2010. TXU Energy plans to file its amended certification no later than the first quarter 2010. Under the new financial requirements, which will be effective upon approval of the amended certification, the amount of available liquidity required to be maintained by TCEH would have been reduced from $228 million as of December 31, 2009 to approximately $83 million as a result of no longer having to reserve liquidity for payments related to TDUs.

FERC Infrastructure Protection Standards

In September 2009, the FERC issued an order approving a revised set of mandatory NERC standards for critical infrastructure protection (CIP). These standards are designed to protect the nation’s bulk power system against potential disruptions from cyber security breaches. The mandatory reliability standards require certain users, owners and operators of the bulk power system to establish policies, plans and procedures to safeguard physical and electronic access to control systems, to train personnel on security matters, to report security incidents, and to be prepared to recover from a cyber incident. Both Oncor and Luminant were compliant at December 31, 2009 and are expected to achieve “Auditable Compliance” by year-end 2010 in accordance with the NERC CIP implementation schedule.

Wholesale Market Design—Nodal Market

In August 2003, the PUCT adopted a rule that, when implemented, will alter the wholesale market design in the ERCOT market. The rule requires ERCOT to:

•	use a stakeholder process to develop a new wholesale market model;

•	operate a voluntary day-ahead energy market;

•	directly assign all congestion rents to the resources that caused the congestion;

•	use nodal energy prices for resources;

•	provide information for energy trading hubs by aggregating nodes;

•	use zonal prices for loads, and

•	provide congestion revenue rights (but not physical rights).

ERCOT currently has a zonal wholesale market structure consisting of four geographic zones. The proposed location-based congestion-management market is referred to as a “nodal” market because wholesale pricing would differ across the various nodes on the transmission grid. The implementation of a nodal market is being done in conjunction with transmission improvements designed to reduce current congestion. Pursuant to a request from the PUCT, ERCOT announced in November 2008 a preliminary schedule for the implementation of the nodal market by December 2010.

ERCOT imposes a surcharge on all Qualified Scheduling Entities in the ERCOT market (including subsidiaries of TCEH) for the purpose of financing 38% of ERCOT’s expected nodal implementation costs. In November 2008, ERCOT filed a request with the PUCT for approval of an interim increase in the nodal surcharge from $0.169 per MWh to $0.375 per MWh. In September 2009, the PUCT approved an increase in the nodal surcharge to $0.375 per MWh, effective January 1, 2010. At the approved $0.375 per MWh nodal surcharge, the annual surcharge to us will be an estimated $30 million to $35 million, which is reported in fuel, purchased power costs and delivery fees. The implementation of a nodal market is scheduled for December 2010. We cannot predict the ultimate impact of the proposed nodal wholesale market design on our operations or financial results.

Environmental Regulations

See discussion in Note 3 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 regarding the invalidation of the EPA’s Clean Air Interstate Rule and the related impairment in 2008 of intangible assets representing NOx and SO2 emission allowances.

Oncor Matters with the PUCT

Stipulation Approved by the PUCT—In April 2008, the PUCT entered an order in Docket No. 34077, which became final in June 2008, approving the terms of a stipulation relating to the filing in 2007 by Oncor and Texas Holdings of a Merger-related Joint Report and Application with the PUCT pursuant to Section 14.101(b) of PURA and PUCT Substantive Rule 25.75. The stipulation required the filing of a rate case by Oncor no later than July 1, 2008 based on a test year ended December 31, 2007. In July 2008, Nucor Steel filed an appeal of the PUCT’s order in the 200th District Court of Travis County, Texas. The parties to the appeal have agreed to a schedule that would result in a hearing in June 2010. Oncor was named a defendant and intends to vigorously defend the appeal. Oncor filed the rate case with the PUCT in June 2008, and the PUCT issued a final order with respect to the rate review in August 2009 as discussed below.

Rate Case—In June 2008, Oncor filed for a rate review with the PUCT and 204 cities. In August 2009, the PUCT issued a final order with respect to the rate review. The final order approves a total annual revenue requirement for Oncor of $2.64 billion, based on Oncor’s 2007 test year cost of service and customer characteristics. New rates were calculated for all customer classes using 2007 test year billing metrics and the approved class cost allocation and rate design. The PUCT staff has estimated that the final order results in an approximate $115 million increase in base rate revenues over Oncor’s 2007 adjusted test year revenues, before recovery of rate case expenses. Prior to implementing the new rates in September 2009, Oncor had already begun recovering $45 million of the $115 million increase as a result of approved transmission cost recovery factor and energy efficiency cost recovery factor filings, such as those discussed below. Also see Note 25 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 regarding the PUCT’s review of regulatory assets and liabilities.

Key findings made by the PUCT in the rate review include:

•

recognizing and affirming Oncor’s corporate ring-fence from EFH Corp. and its unregulated affiliates by rejecting a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset Oncor’s taxable income against losses from other investments;

•

approving the recovery of all of Oncor’s capital investment in its transmission and distribution system, including investment in certain automated meters that will be replaced pursuant to Oncor’s advanced meter deployment plan;

•	denying recovery of $25 million of regulatory assets, which resulted in a $16 million after tax loss being recognized in the three months ended September 30, 2009, and

•	setting Oncor’s return on equity at 10.25%.

New rates were implemented upon approval of new tariffs in September 2009. In November 2009, the PUCT issued an Order on Rehearing that established a new rate class but did not change the revenue requirements. In January 2010, the PUCT denied all Second Motions for Rehearing, which made the November 2009 Order on Rehearing final and appealable.

Advanced Meter Rulemaking—In 2005, the Texas Legislature passed legislation that authorized electric utilities to implement a surcharge to recover costs incurred in deploying advanced metering and meter information networks. Benefits of the advanced metering installation include improved safety, on-demand meter reading, enhanced outage identification and restoration and system monitoring of voltages. In 2007, the PUCT issued its advanced metering rule to implement this legislation. This rule outlined the minimum required functionality for an electric utility’s advanced metering systems to qualify for cost recovery under a surcharge. Subsequent to the issuance of the rule, the PUCT opened an implementation proceeding for market participants to fine-tune the rule requirements, address the impacts of advanced metering deployment on retail and wholesale markets in ERCOT, and help ensure that retail customers receive benefits from advanced metering deployment. The implementation proceeding is expected to continue through the end of 2010.

Advanced Metering Deployment Surcharge Filing—In May 2008, Oncor filed with the PUCT a description and request for approval of its proposed advanced metering system deployment plan and its proposed surcharge for the recovery of its estimated future investment for advanced metering deployment. Oncor’s plan provides for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. As of December 31, 2009, Oncor has installed approximately 660 thousand advanced digital meters, including 620 thousand in the year ended December 31, 2009. Cumulative capital expenditures for the deployment of the advanced meter system totaled $196 million as of December 31, 2009, including $166 million in the year ended December 31, 2009.

In August 2008, a settlement was reached with the majority of the parties to this surcharge filing. The settlement included the following major provisions, as amended by the final order in the 2008 rate review:

•	a surcharge beginning on January 1, 2009 and continuing for 11 years;

•	a total revenue requirement over the surcharge period of $1.023 billion;

•	estimated capital expenditures for advanced metering facilities of $686 million;

•	related operation and maintenance expenses for the surcharge period of $153 million;

•	$204 million of operation and maintenance expense savings, and

•	an advanced metering cost recovery factor of $2.19 per month per residential retail customer and varying from $2.39 to $5.15 per month for non-residential retail customers.

An order approving the settlement was issued by the PUCT in August 2008 and became final in September 2008. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. Oncor may, through subsequent reconciliation proceedings, request recovery of additional costs that are reasonable and necessary. While there is a presumption that costs spent in accordance with a plan approved by the PUCT are reasonable and necessary, recovery of any costs that are found not to have been spent or properly allocated, or not to be reasonable or necessary, must be refunded.

Transmission Rates—In order to recover increases in its transmission costs, including incremental fees paid to other transmission service providers due to an increase in their rates, Oncor is allowed to request an update twice a year to the transmission cost recovery factor (TCRF) component of its retail delivery rate charged to REPs. In January 2010, an application was filed to increase the TCRF, which is expected to be administratively approved and become effective in March 2010. This application is expected to increase annualized revenues by $13 million.

In September 2009, Oncor filed an application for an interim update of its wholesale transmission rate, and the PUCT approved the new rate effective December 2009. Accordingly, annualized revenues are expected to increase by approximately $34 million. Approximately $21 million of this increase is recoverable through transmission rates charged to wholesale customers, and the remaining $13 million is recoverable from REPs through the TCRF component of Oncor’s delivery rates.

Application for 2010 Energy Efficiency Cost Recovery Factor—In May 2009, Oncor filed an application with the PUCT to request approval of an energy efficiency cost recovery factor (EECRF) for 2010. PUCT rules require Oncor to make an annual EECRF filing by May 1 for implementation at the beginning of the next calendar year. The requested 2010 EECRF is $54 million, the same amount established for 2009, and would result in the same $0.92 per month charge for residential customers as proposed in Oncor’s rate case. As allowed by the rule, the 2010 EECRF is designed to recover the costs of the 2010 programs, the under-recovery of 2008 program costs, and a performance bonus based on 2008 results. In its November 2009 order, the PUCT approved the application with minor modifications, resulting in an immediate recognition of $9 million in revenues, representing the performance bonus. The final order resulted in a residential EECRF of $0.89 per month due to the PUCT approval of a different allocation methodology for the performance bonus. Oncor’s new EECRF rider became effective for billings on and after December 30, 2009.

Competitive Renewable Energy Zones (CREZs)—In January 2009, the PUCT awarded approximately $1.3 billion of CREZ construction projects to Oncor. The projects involve the construction of transmission lines to support the transmission of electricity from renewable energy sources, principally wind generation facilities, in west Texas to population centers in the eastern part of the state. A written order reflecting the PUCT’s decision was entered in March 2009, and an order on rehearing was issued by the PUCT in May 2009. The cost estimates for the CREZ construction projects are based upon cost analyses prepared by ERCOT in April 2008. For the year ended December 31, 2009, Oncor’s CREZ-related capital expenditures totaled $114 million. It is expected that the necessary permitting actions and other requirements and all construction activities for Oncor’s CREZ construction projects will be completed by the end of 2013.

In October 2009, the PUCT initiated a proceeding to determine whether there is sufficient financial commitment from generators of renewable energy to grant Certificates of Convenience and Necessity (CCNs) for transmission facilities located in two areas in the panhandle of Texas designated as CREZs. If the PUCT determines that there is not sufficient financial commitment from the generators for either CREZ, the PUCT may take action, including delaying the filing of CREZ CCN applications until such time as the PUCT finds sufficient financial commitment for that CREZ in accordance with the financial commitment provisions of the PUCT’s rules. Three of the CREZ transmission projects awarded to Oncor are located in the two CREZs that are the subject of the proceeding. The estimated cost of these three transmission projects is approximately $380 million. The PUCT held a hearing in this proceeding in January 2010. Oncor expects the PUCT to issue an order concluding this proceeding in the second quarter of 2010.

In July 2009, the City of Garland, Texas filed an Original Petition and Application for Stay and Injunction in the 200th District Court of Travis County, Texas seeking judicial review and a stay of the PUCT’s March 2009 written order selecting transmission service providers (including Oncor) to build CREZ transmission facilities. In January 2010, the district court issued an order reversing the PUCT’s order and remanding it to the PUCT for action consistent with the court’s opinion. The district court order did not contain a stay or injunction and severed the City of Garland’s requests for declaratory and injunctive relief. On February 4, 2010, the PUCT issued an order that severs certain of the CREZ transmission projects awarded to Oncor and others from its consideration of the remand of the written order. On February 12, 2010, the PUCT issued an order suspending the schedule sequencing CREZ projects subsequent to CREZ priority projects. In the original sequencing order, Oncor was scheduled to file CCN applications for its five CREZ subsequent projects between March and May 2010. The PUCT’s order stated that the record evidence regarding the selection of the transmission service providers for the CREZ subsequent projects will be reevaluated without delay. Oncor cannot predict the impact, if any, the reevaluation may have on its CREZ construction projects.

Sunset Review

PURA, the PUCT and the RRC will be subject to “sunset” review by the Texas Legislature in the 2011 legislative session. Sunset review includes, generally, a comprehensive review of the need for and effectiveness of an administrative agency (the PUCT or the RRC), along with an evaluation of the advisability of any changes to the PUCT’s authorizing legislation (PURA). A Sunset staff report is scheduled to be issued in April 2010, and a Sunset public meeting is scheduled for May 2010. We cannot predict the outcome of the Sunset review process.

Summary

We cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter our basic financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that we may experience a loss in value as a result of changes in market conditions affecting factors such as commodity prices and interest rates, that may be experienced in the ordinary course of business. Our exposure to market risk is affected by a number of factors, including the size, duration and composition of our energy and financial portfolio, as well as the volatility and liquidity of markets. Instruments used to manage this exposure include interest rate swaps to manage interest rate risk related to indebtedness, as well as exchange traded, over-the-counter contracts and other contractual arrangements to manage commodity price risk.

Risk Oversight

TCEH manages the commodity price, counterparty credit and commodity-related operational risk related to the unregulated energy business within limitations established by senior management and in accordance with overall risk management policies. Interest rate risk is managed centrally by the corporate treasury function. Market risks are monitored by risk management groups that operate independently of the wholesale commercial operations, utilizing defined practices and analytical methodologies. These techniques measure the risk of change in value of the portfolio of contracts and the hypothetical effect on this value from changes in market conditions and include, but are not limited to, Value at Risk (VaR) methodologies. Key risk control activities include, but are not limited to, transaction review and approval (including credit review), operational and market risk measurement, validation of transaction capture, portfolio valuation and reporting, including mark-to-market valuation, VaR and other risk measurement metrics.

We have a corporate risk management organization that is headed by the Chief Financial Officer, who also functions as the Chief Risk Officer. The Chief Risk Officer, through his designees, enforces applicable risk limits, including the respective policies and procedures to ensure compliance with such limits and evaluates the risks inherent in our businesses.

Commodity Price Risk

TCEH is subject to the inherent risks of market fluctuations in the price of electricity, natural gas and other energy-related products it markets or purchases. The company actively manages its portfolio of owned generation assets, fuel supply and retail sales load to mitigate the near-term impacts of these risks on results of operations. The company, similar to other participants in the market, cannot fully manage the long-term value impact of structural declines or increases in natural gas and power prices and spark spreads (differences between the market price of electricity and its cost of production).
In managing energy price risk, TCEH enters into a variety of market transactions including, but not limited to, short- and long-term contracts for physical delivery, exchange traded and over-the-counter financial contracts and bilateral contracts with customers. Activities include hedging, the structuring of long-term contractual arrangements and proprietary trading. The company continuously monitors the valuation of identified risks and adjusts positions based on current market conditions. The company strives to use consistent assumptions regarding forward market price curves in evaluating and recording the effects of commodity price risk.

Long-Term Hedging Program—See “Significant Activities and Events” above for a description of the program, including potential effects on reported results.

VaR Methodology—A VaR methodology is used to measure the amount of market risk that exists within the portfolio under a variety of market conditions. The resultant VaR produces an estimate of a portfolio’s potential for loss given a specified confidence level and considers among other things, market movements utilizing standard statistical techniques given historical and projected market prices and volatilities.

A Monte Carlo simulation methodology is used to calculate VaR and is considered by management to be the most effective way to estimate changes in a portfolio’s value based on assumed market conditions for liquid markets. The use of this method requires a number of key assumptions, such as use of (i) an assumed confidence level; (ii) an assumed holding period (i.e., the time necessary for management action, such as to liquidate positions); and (iii) historical estimates of volatility and correlation data.

Trading VaR—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts entered into for trading purposes based on a 95% confidence level and an assumed holding period of five to 60 days.

	Year Ended December 31, 2009	Year Ended December 31, 2008
Month-end average Trading VaR:	$4	$6
Month-end high Trading VaR:	$7	$15
Month-end low Trading VaR:	$2	$2

VaR for Energy-Related Contracts Subject to Mark-to-Market (MtM) Accounting—This measurement estimates the potential loss in fair value, due to changes in market conditions, of all contracts marked-to-market in net income (principally hedges not accounted for as cash flow hedges and trading positions), based on a 95% confidence level and an assumed holding period of five to 60 days.

	Year Ended December 31, 2009	Year Ended December 31, 2008
Month-end average MtM VaR:	$1,050	$2,290
Month-end high MtM VaR:	$1,470	$3,549
Month-end low MtM VaR:	$638	$1,087

Earnings at Risk (EaR)—This measurement estimates the potential reduction of pretax earnings for the periods presented, due to changes in market conditions, of all energy-related contracts marked-to-market in net income and contracts not marked-to-market in net income that are expected to be settled within the fiscal year (physical purchases and sales of commodities). Transactions accounted for as cash flow hedges are also included for this measurement. A 95% confidence level and a five to 60 day holding period are assumed in determining EaR.

	Year Ended December 31, 2009	Year Ended December 31, 2008
Month-end average EaR:	$1,088	$2,300
Month-end high EaR:	$1,511	$3,916
Month-end low EaR:	$676	$1,069

The decreases in the risk measures (MtM VaR and EaR) above were primarily driven by lower natural gas prices in 2009.

Interest Rate Risk

The table below provides information concerning our financial instruments as of December 31, 2009 and 2008 that are sensitive to changes in interest rates, which include debt obligations and interest rate swaps. We have entered into interest rate swaps under which we have exchanged the difference between fixed-rate and variable-rate interest amounts calculated with reference to specified notional principal amounts at dates that generally coincide with interest payments under our credit facilities. In addition, in connection with entering into certain interest rate basis swaps to further reduce fixed borrowing costs, TCEH has changed the variable interest rate terms of certain debt from three-month LIBOR to one-month LIBOR, as discussed in Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009. The weighted average interest rate presented is based on the rate in effect at the reporting date. Capital leases and the effects of unamortized premiums and discounts and fair value hedges are excluded from the table. See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for a discussion of changes in debt obligations.

	Expected Maturity Date						Successor
	(millions of dollars, except percentages)
	2010	2011	2012	2013	2014	There- After	2009 Total Carrying Amount	2009 Total Fair Value	2008 Total Carrying Amount	2008 Total Fair Value
Long-term debt (including current maturities):
Fixed rate debt amount (a)	$135	$559	$851	$866	$1,163	$17,287	$20,861	$17,296	$20,646	$14,266
Average interest rate	5.46%	5.66%	6.24%	6.00%	5.57%	9.59%	8.95%		8.70%
Variable rate debt amount	$205	$205	$205	$205	$20,583	$205	$21,608	$17,463	$21,261	$14,886
Average interest rate	3.74%	3.74%	3.74%	3.74%	3.74%	0.29%	3.71%		5.28%

Total debt	$340	$764	$1,056	$1,071	$21,746	$17,492	$42,469	$34,759	$41,907	$29,152

Debt swapped to fixed:
Amount	$500	$600	$2,600	$3,600	$9,000	$—	$16,300		$17,550
Average pay rate	7.43%	7.57%	7.99%	7.60%	8.18%	—	7.98%		8.00%
Average receive rate	3.74%	3.74%	3.74%	3.74%	3.74%	—	3.74%		5.88%
Variable basis swaps:
Amount	$3,600	$5,450	$7,200	$—	$—	$—	$16,250		$13,045
Average pay rate	0.32%	0.33%	0.33%	—	—	—	0.33%		2.48%
Average receive rate	0.24%	0.24%	0.24%	—	—	—	0.24%		2.00%

(a)	Reflects the remarketing date and not the maturity date for certain debt that is subject to mandatory tender for remarketing prior to maturity. See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for details concerning long-term debt subject to mandatory tender for remarketing.

As of December 31, 2009, the potential reduction of annual pretax earnings due to a one percentage point (100 basis points) increase in floating interest rates on long-term debt totaled approximately $42 million, taking into account the interest rate swaps discussed in Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

Credit Risk

Credit risk relates to the risk of loss associated with nonperformance by counterparties. We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies prescribe practices for evaluating a potential counterparty’s financial condition, credit rating and other quantitative and qualitative credit criteria and specify authorized risk mitigation tools including, but not limited to, use of standardized master netting contracts and agreements that allow for netting of positive and negative exposures associated with a single counterparty. We have processes for monitoring and managing credit exposure of our businesses including methodologies to analyze counterparties’ financial strength, measurement of current and potential future exposures and contract language that provides rights for netting and set-off. Credit enhancements such as parental guarantees, letters of credit, surety bonds and margin deposits are also utilized. Additionally, individual counterparties and credit portfolios are managed to assess overall credit exposure. This evaluation results in establishing exposure limits or collateral requirements for entering into an agreement with a counterparty that creates exposure. Additionally, we have established controls to determine and monitor the appropriateness of these limits on an ongoing basis. Prospective material adverse changes in the payment history or financial condition of a counterparty or downgrade of its credit quality result in the reassessment of the credit limit with that counterparty. This process can result in the subsequent reduction of the credit limit or a request for additional financial assurances.

Credit Exposure—Our gross exposure to credit risk associated with trade accounts receivable (retail and wholesale) and net asset positions arising from hedging and trading activities totaled $2.616 billion at December 31, 2009. The components of this exposure are discussed in more detail below.

Assets subject to credit risk as of December 31, 2009 include $897 million in accounts receivable from the retail sale of electricity to residential and business customers. Cash deposits held as collateral for these receivables totaled $83 million at December 31, 2009. The risk of material loss (after consideration of bad debt allowances) from nonperformance by these customers is unlikely based upon historical experience. Allowances for uncollectible accounts receivable are established for the potential loss from nonpayment by these customers based on historical experience, market or operational conditions and changes in the financial condition of large business customers.

Assets subject to credit risk also include accounts receivable from electricity transmission and distribution services. This exposure, which totaled $245 million at December 31, 2009, consists almost entirely of noninvestment grade trade accounts receivable. Of this amount, $180 million represents trade accounts receivable from REPs. Oncor has a customer with subsidiaries that collectively represent 11% of the total exposure. No other nonaffiliated parties represent 10% or more of the total exposure.

The remaining credit exposure arises from wholesale energy sales and purchases and hedging and trading activities, including interest rate hedging. Counterparties to these transactions include energy companies, financial institutions, electric utilities, independent power producers, oil and gas producers, local distribution companies and energy trading and marketing companies. As of December 31, 2009, the exposure to credit risk from these counterparties totaled $1.474 billion taking into account the standardized master netting contracts and agreements described above but before taking into account $177 million in credit collateral (cash, letters of credit and other credit support). The net exposure (after credit collateral) of $1.297 billion increased approximately $502 million in the year ended December 31, 2009, driven by increased derivative asset/decreased derivative liability values due to the effect of changes in natural gas prices and interest rates on the values of our hedge positions.

Of this $1.297 billion net exposure, 99.7% is with investment grade customers and counterparties, as determined using publicly available information including major rating agencies’ published ratings and our internal credit evaluation process. Those customers and counterparties without a S&P rating of at least BBB- or similar rating from another major rating agency are rated using internal credit methodologies and credit scoring models to estimate a S&P equivalent rating. The company routinely monitors and manages credit exposure to these customers and counterparties on this basis.

The following table presents the distribution of credit exposure as of December 31, 2009 arising from wholesale energy sales and purchases and hedging and trading activities. This credit exposure represents wholesale trade accounts receivable and net asset positions on the balance sheet arising from hedging and trading activities after taking into consideration netting and setoff provisions within each contract and any master netting contracts with counterparties.

				Net Exposure by Maturity
	Exposure Before Credit Collateral	Credit Collateral	Net Exposure	2 years or less	Between 2-5 years	Greater than 5 years	Total
Investment grade	$1,467	$174	$1,293	$880	$413	$—	$1,293
Noninvestment grade	7	3	4	4	—	—	4

Totals	$1,474	$177	$1,297	$884	$413	$—	$1,297

Investment grade	99.5%		99.7%
Noninvestment grade	0.5%		0.3%

In addition to the exposures in the table above, contracts classified as “normal” purchase or sale and non-derivative contractual commitments are not marked-to-market in the financial statements. Such contractual commitments may contain pricing that is favorable considering current market conditions and therefore represent economic risk if the counterparties do not perform. Nonperformance could have a material adverse impact on future results of operations, financial condition and cash flows.

Significant (10% or greater) concentration of credit exposure exists with three counterparties, which represented 41%, 37% and 12% of the net $1.297 billion exposure. We view exposure to these counterparties to be within an acceptable level of risk tolerance due to the applicable counterparty’s credit rating and the importance of our business relationship with the counterparty. However, this concentration increases the risk that a default would have a material effect on results of operations.

With respect to credit risk related to the long-term hedging program, over 99% of the transaction volumes are with counterparties with an A credit rating or better. However, there is current and potential credit concentration risk related to the limited number of counterparties that comprise the substantial majority of the program with such counterparties being in the banking and financial sector. The transactions with these counterparties contain certain credit rating provisions that would require the counterparties to post collateral in the event of a material downgrade in the credit rating of the counterparties. An event of default by one or more hedge counterparties could subsequently result in termination-related settlement payments that reduce available liquidity if amounts are owed to the counterparties related to the commodity contracts or delays in receipts of expected settlements if the hedge counterparties owe amounts to us. While the potential concentration of risk with these counterparties is viewed to be within an acceptable risk tolerance, the exposure to hedge counterparties is managed through the various ongoing risk management measures described above.

Adjusted EBITDA Reconciliation

EFH Corp. Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(millions of dollars)

Net income (loss) attributable to EFH Corp.	$344	$(9,838)
Income tax expense (benefit)	367	(471)
Interest expense and related charges	2,912	4,935
Depreciation and amortization	1,754	1,610

EBITDA	$5,377	$(3,764)

Oncor EBITDA	(1,354)	(496)
Oncor distributions/dividends (a)	216	1,582
Interest income	(45)	(27)
Amortization of nuclear fuel	95	76
Purchase accounting adjustments (b)	346	460
Impairment of goodwill	90	8,000
Impairment of assets and inventory write down (c)	42	1,221
Net gain on debt exchange offers	(87)	—
Net income (loss) attributable to noncontrolling interests	64	(160)
EBITDA amount attributable to consolidated unrestricted subsidiaries	3	—
Unrealized net (gain) loss resulting from hedging transactions	(1,225)	(2,329)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(10)	—
Losses on sale of receivables	12	29
Noncash compensation expenses (d)	11	27
Severance expense (e)	10	3
Transition and business optimization costs (f)	22	45
Transaction and merger expenses (g)	81	64
Insurance settlement proceeds (h)	—	(21)
Restructuring and other (i)	(14)	35
Expenses incurred to upgrade or expand a generation station (j)	100	100

Adjusted EBITDA per Incurrence Covenant	$3,734	$4,845

Add back Oncor adjustments	$1,123	$(267)

Adjusted EBITDA per Restricted Payments Covenants	$4,857	$4,578

(a)	2008 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairments of land and the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.
(d)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.

(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor Group management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for 2009 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities; 2008 includes a litigation accrual, a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

TCEH Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(millions of dollars)

Net income (loss)	$709	$(8,862)
Income tax expense (benefit)	447	(411)
Interest expense and related charges	1,833	3,918
Depreciation and amortization	1,172	1,092

EBITDA	$4,161	$(4,263)

Interest income	(64)	(60)
Amortization of nuclear fuel	95	76
Purchase accounting adjustments (a)	299	413
Impairment of goodwill	70	8,000
Impairment of assets and inventory write down (b)	36	1,210
EBITDA amount attributable to consolidated unrestricted subsidiaries	3	—
Unrealized net (gain) loss resulting from hedging transactions	(1,225)	(2,329)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(10)	—
Corporate depreciation, interest and income tax expenses included in SG&A expense	6	—
Losses on sale of receivables	12	29
Noncash compensation expense (c)	1	10
Severance expense (d)	10	3
Transition and business optimization costs (e)	25	33
Transaction and merger expenses (f)	5	10
Insurance settlement proceeds (g)	—	(21)
Restructuring and other (h)	(19)	31
Expenses incurred to upgrade or expand a generation station (i)	100	100

Adjusted EBITDA per Incurrence Covenant	$3,505	$3,242

Expenses related to unplanned generation station outages (i)	91	250
Other adjustments allowed to determine Adjusted EBITDA per Maintenance Covenant (j)	38	15

Adjusted EBITDA per Maintenance Covenant	$3,634	$3,507

(a)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(b)	Impairment of assets includes impairments of emission allowances and trade name intangible assets and impairments of land and the natural gas-fueled generation fleet.
(c)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(d)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(e)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(f)	Transaction and merger expenses include costs related to the Merger, outsourcing transition costs and costs related to certain growth initiatives.

(g)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(h)	Restructuring and other for 2009 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities; 2008 includes a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and other restructuring initiatives and nonrecurring activities.
(i)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.
(j)	Primarily pre-operating expenses relating to Oak Grove and Sandow 5.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during EFH Corp.’s two most recent fiscal years and each subsequent interim period since the end of the most recent fiscal year.

MANAGEMENT

Directors

The names of EFH Corp.’s directors and information about them, as furnished by the directors themselves, are set forth below:

Name	Age	Served As Director Since	Business Experience
Arcilia C. Acosta (1)(4)	44	2008	Arcilia C. Acosta has served as a Director of EFH Corp. since May 2008. During the last five years, Ms. Acosta’s principal occupation and employment has been serving as the CEO of CARCON Industries & Construction, L.L.C. (CARCON) and its subsidiaries. She is also the CEO and controlling principal of Southwestern Testing Laboratories, L.L.C. (STL). CARCON’s principal business is commercial, institutional and transportation construction. STL’s principal business is geotechnical engineering, construction materials testing and environmental consulting. Ms. Acosta is a former Chair of the State of Texas Hispanic chambers organization known as the Texas Association of Mexican American Chambers of Commerce (TAMACC) and the Greater Dallas Hispanic Chamber of Commerce. Ms. Acosta serves on the Board of Advisors for Compass Bank and the Board of Governors for the Dallas Foundation.

David Bonderman	67	2007	David Bonderman has served as a Director of EFH Corp. since October 2007. He is a founding partner of TPG Capital, L.P. (TPG). Before forming TPG in 1992, Mr. Bonderman was Chief Operating Officer of the Robert M. Bass Group (now doing business as Keystone Group L.P.) in Fort Worth, Texas. He serves on the boards of the following public companies: Armstrong World Industries, Inc., CoStar Group, Inc., Gemalto N.V., General Motors Company, Harrah’s Entertainment, RyanAir Holdings PLC, for which he serves as Chairman of the Board, and Univision Communications, Inc. During the past five years, Mr. Bonderman also served on the boards of Burger King Holdings, Inc., Ducati Motor Holding S.P.A., Gemplus International S.A. (predecessor to Gemalto N.V.), IASIS Healthcare Corporation, Korea First Bank Ltd., Mobilcom AG, and Washington Mutual, Inc.

Name	Age	Served As Director Since	Business Experience
Donald L. Evans (2)(3)(4)	64	2007	Donald L. Evans has served as a Director and Non-Executive Chairman of EFH Corp. since October 2007. He was CEO of the Financial Services Forum from 2005 to 2007, after serving as the 34th secretary of the US Department of Commerce. Before serving as Secretary of Commerce, Mr. Evans was the former CEO of Tom Brown, Inc., a large independent energy company. He also previously served as a member and chairman of the Board of Regents of the University of Texas System. Mr. Evans is also a Senior Partner at Quintana Energy Partners, L.P.

Thomas D. Ferguson (3)	56	2008	Thomas D. Ferguson has served as a Director of EFH Corp. since December 2008. He is a Managing Director of Goldman, Sachs & Co., having joined the firm in 2003. Mr. Ferguson heads the asset management efforts for the merchant bank’s infrastructure investment activity worldwide. He currently serves on the boards of some of Goldman, Sachs & Co.’s largest infrastructure investments, including Associated British Ports, the largest port company in the UK; Carrix, one of the largest private container terminal operators in the world; and Red de Carreteras, a major toll road concessionaire in Mexico. Additional responsibilities at Goldman, Sachs & Co. include an 18 month stint as the CEO of National Golf/American Golf, one of the leading owner/operators of golf courses in the US for which he now serves as the company’s non-executive Chairman.

Frederick M. Goltz (2)(3)	39	2007	Frederick M. Goltz has served as a Director of EFH Corp. since October 2007. He has been with Kohlberg Kravis Roberts and Co., L.P. (KKR) for 14 years. Mr. Goltz has played a significant role in the development of many of the themes pursued by KKR in the energy space, including those related to integrated utilities, merchant generation, and oil and gas exploration and production. He now heads KKR’s newly created Mezzanine Fund headquartered in San Francisco. He is a director of EFCH, TCEH, and Luminant Holding Company LLC (Luminant). During the past five years, Mr. Goltz also served on the boards of Accuride Corp. and Texas Genco Holdings, Inc.

James R. Huffines (1)(3)	59	2007	James R. Huffines has served as a Director of EFH Corp. since October 2007. He is Chairman of the University of Texas System Board of Regents, after previously serving as Vice Chairman from November 2007 to April 2009 and Chairman from June 2004 to November 2007. He also is Chairman, Central and South Texas Region, of PlainsCapital Bank, Senior Executive Vice President of PlainsCapital Corporation, and a director of Andrew Harper Travel Publications, Inc. and PlainsCapital Bank. Mr. Huffines also serves on the boards of EFIH and EFIH Finance.

Name	Age	Served As Director Since	Business Experience
Scott Lebovitz	34	2007	Scott Lebovitz has served as a Director of EFH Corp. since October 2007. He is a Managing Director of Goldman, Sachs & Co. in its Principal Investment Area. He joined Goldman, Sachs & Co. in 1997 and was promoted to Managing Director in 2007. Mr. Lebovitz serves on the boards of both public and private companies, including CVR Energy, Inc., EFCH, TCEH, and Luminant.

Jeffrey Liaw	33	2007	Jeffrey Liaw has served as a Director of EFH Corp. since October 2007. He is active in TPG’s energy and industrial investing practice areas. Before joining TPG in 2005, he worked for Bain Capital in its industrials practice. Mr. Liaw serves on the boards of both public and private companies, including Graphic Packaging Holding Company, EFIH and Oncor.

Marc S. Lipschultz (2)(4)	41	2007	Marc S. Lipschultz has served as a Director of EFH Corp. since October 2007. He joined KKR in 1995 and is the global head of KKR’s Energy and Infrastructure business. Mr. Lipschultz serves on KKR’s Management Committee and its Infrastructure Investment Committee. Currently, he is on the boards of Accel-KKR Company and Oncor. During the past five years, Mr. Lipschultz also served on the boards of Texas Genco Holdings, Inc., The Boyds Collection, Ltd. and EFIH.

Michael MacDougall (2)(3)	39	2007	Michael MacDougall has served as a Director of EFH Corp. since October 2007. He is a partner of TPG. Prior to joining TPG in 2002, Mr. MacDougall was a vice president in the Principal Investment Area of the Merchant Banking Division of Goldman, Sachs & Co., where he focused on private equity and mezzanine investments. Mr. MacDougall serves on the board of directors of both public and private companies, including Graphic Packaging Holding Company, Kraton Performance Polymers Inc., Valerus Compression Services, L.P., EFCH, TCEH, and Luminant. During the past five years, he also served on the board of Aleris International. Mr. MacDougall also serves as the Chairman of the Board of The Opportunity Network and is a member of the Board of the Dwight School Foundation and Islesboro Affordable Property.

Name	Age	Served As Director Since	Business Experience
Lyndon L. Olson, Jr. (3)	63	2007	Lyndon L. Olson, Jr. has served as a Director of EFH Corp. since October 2007. He was a Senior Advisor with Citigroup Inc. from 2002 to 2008, after serving as United States Ambassador to Sweden from 1998 to 2001. He previously was affiliated with Citigroup from 1990 to 1998, as President and CEO of Travelers Insurance Holdings and the Associated Madison Companies, predecessor companies. Before joining Citigroup, he had been President of the National Group Corporation and CEO of its National Group Insurance Company. Ambassador Olson also is a former Chairman and a Member of the Texas 173 State Board of Insurance, former President of the National Association of Insurance Commissioners, and a former member of the Texas House of Representatives. Ambassador Olson also serves on the board of First Acceptance Corporation, Sammons Enterprises and Texas Meter and Device Company.

Kenneth Pontarelli (2)(4)	40	2007	Kenneth Pontarelli has served as a Director of EFH Corp. since October 2007. He is a Managing Director of Goldman, Sachs & Co. in its Principal Investment Area. He transferred to the Principal Investment Area in 1999 and was promoted to Managing Director in 2004. Mr. Pontarelli serves as a director of both public and private companies, including CCS, Inc., Cobalt International Energy, L.P., Expro International Group Ltd., CVR Energy, Inc., Kinder Morgan, Inc. and TXU Energy.

William K. Reilly	70	2007	William K. Reilly has served as a Director of EFH Corp. since October 2007. He is a Senior Advisor to TPG and a founding partner of Aqua International Partners, an investment group that invests in companies that serve the water and renewable energy sectors. Mr. Reilly previously served as the seventh Administrator of the EPA. Mr. Reilly is a director of the following public companies: E.I DuPont de Nemours and Company, Eden Springs, Ltd. of Israel, ConocoPhillips and Royal Caribbean International. During the past five years, he also served on the board of Ionics Inc. Before serving as EPA Administrator, Mr. Reilly was President of World Wildlife Fund and President of The Conservation Foundation. He previously served as Executive Director of the Rockefeller Task Force on Land Use and Urban Growth, a senior staff member of the President’s Council on Environmental Quality, and Associate Director of the Urban Policy Center and the National Urban Coalition. Mr. Reilly is Co-Chairman of the National Commission on Energy Policy.

Name	Age	Served As Director Since	Business Experience
Jonathan D. Smidt	37	2007	Jonathan D. Smidt has served as a Director of EFH Corp. since October 2007. He has been with KKR since 2000, where he is a member of the firm’s Energy and Natural Resources industry team. Currently, he is a director of Laureate Education Inc., East Resources Inc. and TXU Energy.

John F. Young (2)(3)	53	2008	John F. Young has served as a Director and President and Chief Executive of EFH Corp. since January 2008. Before joining EFH Corp., Mr. Young served in many leadership roles at Exelon from March 2003 to January 2008 including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation. Mr. Young also serves on the boards of EFIH, EFIH Finance and Luminant.

Kneeland Youngblood (1)	54	2007	Kneeland Youngblood has served as a Director of EFH Corp. since October 2007. He is a founding partner of Pharos Capital Group, a private equity firm that focuses on providing growth and expansion capital to businesses in technology, business services, and health care services. Mr. Youngblood is a director of the following public companies: Starwood Hotels and Resorts Worldwide, Inc., Gap Inc. and Burger King Holdings, Inc. Mr. Youngblood is a member of the Council on Foreign Relations.

(1)	Member of Audit Committee.
(2)	Member of Executive Committee.
(3)	Member of Governance and Public Affairs Committee
(4)	Member of Organization and Compensation Committee

Executive Officers

The names and information regarding EFH Corp.’s executive officers are set forth below:

Name of Officer	Age	Positions and Offices Presently Held	Date First Elected to Present Offices	Business Experience (Preceding Five Years)
John F. Young	53	President and Chief Executive Officer of EFH Corp.	January 2008	John F. Young was elected President and Chief Executive Officer of EFH Corp. in January 2008. Before joining EFH Corp., Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation.

James A. Burke	41	President and Chief Executive of TXU Energy	August 2005	James A. Burke was elected President and Chief Executive of TXU Energy in August 2005. Previously, Mr. Burke was Senior Vice President Consumer Markets of TXU Energy.

David A. Campbell	41	President and Chief Executive of Luminant	June 2008	David A. Campbell was elected President and Chief Executive of Luminant in June 2008. Mr. Campbell was Executive Vice President and Chief Financial Officer of EFH Corp. from April 2007 to June 2008 having previously served as Acting Chief Financial Officer beginning in March 2006 and as Executive Vice President for Corporate Planning, Strategy & Risk when he joined the company in May 2004.

Charles R. Enze	57	Executive Vice President and Chief Executive of Luminant Construction	September 2006	Charles R. Enze was elected Executive Vice President and Chief Executive of Luminant Construction in September 2006. Prior to joining EFH Corp. in 2006, Mr. Enze was Vice President of Engineering and Projects for Shell International Exploration & Production.

Name of Officer	Age	Positions and Offices Presently Held	Date First Elected to Present Offices	Business Experience (Preceding Five Years)
M. S. Greene	64	Vice Chairman of EFH Corp.	June 2008	M. S. Greene was elected Vice Chairman of EFH Corp. in June 2008. Previously Mr. Greene held several other offices including President and Chief Executive of Luminant, Chairman of the Board, President and Chief Executive of TXU Power, Executive Vice President of TCEH, and Vice Chairman, Chief Executive and President of Oncor.

Joel D. Kaplan	41	Executive Vice President of EFH Corp.	November 2009	Joel D. Kaplan was elected Executive Vice President of EFH Corp. in November 2009 and oversees the company’s public affairs organization. Prior to joining EFH Corp., Mr. Kaplan served as Deputy Chief of Staff in the George W. Bush White House from 2006 to 2008 and Deputy Director of the Office of Management and Budget from 2003 to 2006.

Paul M. Keglevic	56	Executive Vice President and Chief Financial Officer of EFH Corp.	July 2008

Paul M. Keglevic was elected Executive Vice President and Chief Financial Officer of EFH Corp. in July 2008. Before joining EFH Corp., he was an audit partner at PricewaterhouseCoopers. Mr. Keglevic was Pricewaterhouse-

Coopers’ Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008.

Richard J. Landy	64	Executive Vice President of EFH Corp.	February 2010	Richard J. Landy was elected Executive Vice President of EFH Corp. in February 2010 and oversees human resources. Prior to joining EFH Corp., Mr. Landy was owner and consultant of Richard J. Landy, LLC from 2007 to 2009 and Senior Vice President of Exelon from 2002 to 2007.

M. A. McFarland	40	Executive Vice President and Chief Commercial Officer of Luminant and Executive Vice President of EFH Corp.	July 2008	M. A. McFarland was elected Executive Vice President and Chief Commercial Officer of Luminant and Executive Vice President of EFH Corp. in July 2008. Before joining Luminant, Mr. McFarland served as Senior Vice President of Mergers, Acquisitions and Divestitures and as a Vice President in the wholesale marketing and trading division power team at Exelon.

Name of Officer	Age	Positions and Offices Presently Held	Date First Elected to Present Offices	Business Experience (Preceding Five Years)
Robert C. Walters	52	Executive Vice President and General Counsel of EFH Corp.	March 2008	Robert C. Walters was elected Executive Vice President and General Counsel of EFH Corp. in March 2008. Prior to joining EFH Corp., Mr. Walters was a Partner of Vinson & Elkins LLP and served on the firm’s management committee. Mr. Walters was co-managing partner of the Dallas office of Vinson & Elkins LLP from 1998 through 2005.

There is no family relationship between any of the above-named executive officers.

EXECUTIVE COMPENSATION

Organization and Compensation Committee

The Organization and Compensation Committee (the “O&C Committee”) of EFH Corp.’s Board of Directors (the “Board”) is comprised of four non-employee directors: Arcilia C. Acosta, Donald L. Evans, Marc S. Lipschultz and Kenneth Pontarelli. The primary responsibility of the O&C Committee is to:

•

determine and oversee the compensation program of EFH Corp. and its subsidiaries (other than the Oncor Ring-Fenced Entities), including making recommendations to the Board with respect to the adoption, amendment or termination of compensation and benefits plans, arrangements, policies and practices;

•

evaluate the performance of EFH Corp.’s Chief Executive Officer (the “CEO”) and the other executive officers of EFH Corp. and its subsidiaries (other than the Oncor Ring-Fenced Entities) (collectively, the “executive officers”), including all of the executive officers named in the Summary Compensation Table (the “Named Executive Officers”), and

•	approve executive compensation based on those evaluations.

Compensation Discussion and Analysis

Compensation of the CEO

In determining the compensation of the CEO, the O&C Committee annually follows a thorough and detailed process. At the end of each year, the O&C Committee reviews a self-assessment prepared by the CEO regarding his performance and the performance of our businesses and meets (with and without the CEO) to evaluate and discuss his performance and the performance of our businesses.

In addition to conducting an annual review of the CEO’s performance, the O&C Committee periodically uses independent compensation consultants to assess the compensation of the CEO against a variety of market reference points and competitive data, including the compensation practices of a number of companies that we consider to comprise our peer group, size-adjusted energy services industry survey data and size-adjusted general industry survey data. While the O&C Committee tries to ensure that the bulk of the CEO’s compensation is directly linked to his performance and the performance of our businesses, the O&C Committee also seeks to set his compensation in the manner that is competitive for retention purposes. The last assessment of the CEO’s compensation was performed in late 2009 / early 2010, when the O&C Committee engaged Towers Watson to perform a competitive analysis of the CEO’s compensation. In January 2010, Towers Watson delivered its report to the O&C Committee, which report included market data for a peer group composed of the following companies:

AES Corporation	Allegheny Energy, Inc.	Ameren Corp.
American Electric Power Co. Inc,	Calpine Corp.	Constellation Energy Group Inc.
Dominion Resources Inc.	Duke Energy Corp.	Edison International
Entergy Corp.	Exelon Corp.	FirstEnergy Corp.
FPL Group Inc.	Mirant Corp.	NRG Energy, Inc.
PPL Corp.	Progress Energy Inc.	Public Service Enterprise Group Inc.
RRI Energy Inc.	Southern Co.	Xcel Energy Inc.

The data for CEO compensation of the peer group was developed at both the 50th and 75th percentiles of market in order to provide the O&C Committee with a broad market view and multiple benchmarks. The O&C Committee targets total direct compensation around the 75th percentile of the peer group.

While the O&C Committee considers market reference points and competitive data in determining the appropriate compensation of the CEO (and the other executive officers), the O&C Committee also considers qualitative and subjective factors that are more specific to EFH Corp. in making such determinations. One such factor is the fact that EFH Corp. is a highly-leveraged, privately-owned company. In this regard, while executive officers of publicly traded energy companies, including those in our peer group, are typically granted smaller long-term equity incentive awards on an annual basis, our executive officers received one-time, up front grants of long-term equity incentive awards intended to cover a multi-year period. Extended periods of economic strength or weakness generally has less affect on the cumulative value of annual awards as compared to one-time, up front awards because the annual awards are typically granted at fair market value over time. Accordingly, one-time, up front awards are typically riskier than annual awards.

After a comprehensive review of the CEO’s performance and the performance of our businesses in 2009, and taking into consideration the Towers Watson report, the economic dislocation occurring over the last 18 months and other qualitative and subjective factors as described above, the O&C Committee approved several changes to the compensation arrangement for the CEO in February 2010. The O&C Committee made these changes to provide incentives for retention and performance and to maintain a strong alignment between the CEO and our shareholders. We believe these changes are consistent with our compensation philosophy as described below.

Compensation of Other Executive Officers

In determining whether to make any adjustments to the compensation of any of our executive officers (other than the CEO), the O&C Committee seeks the input of the CEO. At the end of each year, the CEO reviews a self-assessment prepared by each of these executive officers and assesses the executive officer’s performance against business unit and individual goals and objectives. The O&C Committee and the CEO then review the CEO’s assessments and, in that context, the O&C Committee approves any adjustments to the compensation for each of these executive officers.

In addition to these annual reviews/assessments, the CEO periodically assesses the compensation of each of these executive officers. The last assessment of the compensation of the executive officers by the CEO was performed in the second half of 2009. Following that assessment, and taking into consideration the economic dislocation occurring over the last 18 months and other qualitative and subjective factors as described above, the CEO suggested several changes to the compensation arrangements for certain of our executive officers in order to provide incentives for retention and performance and to maintain alignment between our executive officers and shareholders. These changes, which are described in more detail below, were approved by the O&C Committee in October 2009 with respect to such executive officers, including each of Messrs. Keglevic, Campbell, Walters and Burke. We believe these changes are consistent with our compensation philosophy as described below.

Compensation Philosophy

We have a pay-for-performance compensation philosophy, which places an emphasis on pay-at-risk. In other words, a significant portion of an executive officer’s compensation is comprised of variable, at-risk incentive compensation. Our compensation program is intended to compensate executive officers appropriately for their contribution to the attainment of our financial, operational and strategic objectives. In addition, we believe it is important to retain our executive officers and strongly align their interests with EFH Corp.’s shareholders by emphasizing long-term incentive compensation, including equity-based compensation.

To achieve our compensation philosophy, we believe that:

•	compensation plans should balance both long-term and short-term objectives;

•	the overall compensation program should emphasize variable compensation elements that have a direct link to overall corporate performance and shareholder value, and

•

an executive officer’s individual compensation level should be based upon an evaluation of the financial and operational performance of that executive officer’s business unit as well as the executive officer’s individual performance.

We believe our compensation philosophy supports our businesses by:

•	aligning performance measures with our business objectives to drive the financial and operational performance of EFH Corp. and its business units;

•	rewarding business unit and individual performance by providing compensation levels consistent with the level of contribution and degree of accountability;

•	attracting and retaining the best performers, and

•	strengthening the correlation between the long-term interests of our executive officers and shareholders.

Elements of Compensation

The material elements of our executive compensation program are:

•	a base salary;

•	the opportunity to earn an annual performance-based cash bonus based on the achievement of specific corporate, business unit and individual performance goals, and

•

long-term incentive awards, primarily in the form of (i) long-term cash incentive awards and (ii) options to purchase shares of EFH Corp.’s common stock (the “Stock Option Awards”) under our 2007 Stock Incentive Plan for Key Employees of EFH Corp. and Affiliates (the “2007 Stock Incentive Plan”).

In addition, executive officers generally have the opportunity to participate in certain of our broad-based employee compensation plans, including our Thrift (401(k)) Plan, retirement plans and non-qualified benefit plans, and to receive certain perquisites.

Assessment of Compensation Elements

We design the majority of an executive officer’s compensation to be directly linked to corporate and business unit performance. For example, an executive officer’s annual performance-based cash bonus is primarily based on the achievement of certain corporate and business unit financial and operational targets (such as management EBITDA, cost management, generation output and customer satisfaction). In addition, the vesting of a portion of each executive officer’s Stock Option Awards is contingent upon the attainment of certain management EBITDA targets. We also try to ensure that our executive compensation program is competitive in order to reduce the risk of losing our executive officers.

The following is a detailed discussion of the principal compensation elements provided to our executive officers. More detail about each of the elements can be found in the compensation tables, including the footnotes to the tables, and the narrative discussion following certain of the tables.

Base Salary

Base salary should reward executive officers for the scope and complexity of their position and the level of responsibility required. We believe that a competitive level of base salary is required to attract and retain qualified talent.

The O&C Committee annually reviews base salaries and periodically uses independent compensation consultants to ensure the base salaries are market-competitive. The O&C Committee may also review an executive officer’s base salary from time to time during a year, including if the executive officer is given a promotion or if his responsibilities are significantly increased.

We want to ensure our cash compensation is competitive and sufficient to incent executive officers to remain with us, recognizing our high performance expectations across a broad set of operational, financial, customer service and community-oriented goals and objectives and the higher risk levels associated with being a significantly-leveraged company.

In light of the significant market dislocation and uncertainty that began in late 2008 and continued into 2009, our Named Executive Officers’ base salaries for 2009 remained unchanged from 2008 levels. In October 2009, the O&C Committee approved an increase in the base salary, effective January 1, 2010, for each of the Named Executive Officers, with the exception of Messrs. Young and Burke. In February 2010, the O&C Committee approved an increase in the base salary of each of Messrs. Young and Burke, which increases took effect retroactively on January 1, 2010. These increases reflect, in part, that none of the Named Executive Officers received a salary increase for 2009. The following table indicates the Named Executive Officers’ base salaries for 2008, 2009 and 2010.

Name	Title	2008 Base Salary	2009 Base Salary	Approved 2010 Base Salary
John F. Young	President and Chief Executive Officer of EFH Corp.	$1,000,000	$1,000,000	$1,200,000
Paul M. Keglevic	Executive Vice President and Chief Financial Officer of EFH Corp.	$600,000	$600,000	$650,000
David A. Campbell	Chief Executive Officer of Luminant	$600,000	$600,000	$700,000
Robert C. Walters	Executive Vice President and General Counsel of EFH Corp.	$575,000	$575,000	$600,000
James A. Burke	Chief Executive Officer of TXU Energy	$600,000	$600,000	$630,000
Rizwan Chand (1)	Former Executive Vice President—Human Resources of EFH Corp.	$450,000	$450,000	N/A

(1)	Mr. Chand’s employment with EFH Corp. terminated in October 2009.

Annual Performance-Based Cash Bonus—Executive Annual Incentive Plan

The Executive Annual Incentive Plan (“EAIP”) provides an annual performance-based cash bonus for the successful attainment of certain annual financial and operational performance targets that are established annually at each of the corporate and business unit levels by the O&C Committee. Under the terms of the EAIP, performance against these targets, which are generally set at challenging levels to incent high performance, drives bonus funding. Based on the level of attainment of these performance targets, an aggregate EAIP funding percentage amount for all participants is determined.

Our financial performance targets typically include “management” EBITDA, a non-GAAP financial measure. When the O&C Committee reviews management EBITDA for purposes of determining our performance against the applicable management EBITDA target, it includes our earnings before interest, taxes, depreciation and amortization plus transaction, management and/or similar fees paid to the Sponsor Group, together with such adjustments as the O&C Committee shall determine appropriate in its discretion after good faith consultation with the CEO and the Chief Financial Officer, including adjustments consistent with those included in the comparable definitions in TCEH’s Senior Secured Facilities (to the extent considered appropriate for executive compensation purposes). Our management EBITDA targets are also expected to be adjusted for acquisitions, divestitures or major capital investment initiatives to the extent that they were not contemplated in our financial plan (the “Financial Plan”). The management EBITDA targets are intended to measure achievement of the Financial Plan and the adjustments to management EBITDA described above primarily represent elements of our performance that are either beyond the control of management or were not predictable at the time the

Financial Plan was submitted. The O&C Committee has broad authority to make these or any other adjustments to EBITDA that it deems appropriate in connection with its evaluation and compensation of our executive officers. Management EBITDA is an internal measure used only for performance management purposes, and EFH Corp. does not intend for management EBITDA to be an alternative to any measure of financial performance presented in accordance with GAAP. Management EBITDA is not the same as Adjusted EBITDA, which is disclosed elsewhere in the EFH Corp. 2009 Form 10-K and defined in Annex A.

Financial and Operational Performance Targets

The following table provides a summary of the performance targets for Mr. Young, who had primary responsibility at EFH Corp.

Performance Targets—EFH Corp.	Weight	Performance (1)	Payout
EFH Corp. Management EBITDA	50%	101%	50%
EFH Corp. Management EBITDA (excluding Oncor)	10%	119%	12%
Luminant Scorecard Multiplier (see below)	10%	119%	12%
TXU Energy Scorecard Multiplier (see below)	10%	141%	14%
EFH Corp. Total Spend	10%	121%	12%
EFH Business Services Cost	10%	130%	13%
Total	100%		113%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.

The following table provides a summary of the performance targets for Messrs. Keglevic and Walters, who had primary responsibility at EFH Corp. and EFH Business Services.

Performance Targets—EFH Corp. / Services	Weight	Performance (1)	Payout
EFH Corp. Management EBITDA (excluding Oncor)	60%	119%	72%
Luminant Scorecard Multiplier (see below)	10%	119%	12%
TXU Energy Scorecard Multiplier (see below)	10%	141%	14%
EFH Corp. Total Spend	10%	121%	12%
EFH Business Services Cost	10%	130%	13%
Total	100%		123%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.

The following table provides a summary of the performance targets for Mr. Campbell, who had primary responsibility at Luminant.

Performance Targets—Luminant	Weight	Performance (1)	Payout
EFH Corp. Management EBITDA (excluding Oncor)	25%	119%	30%
Luminant Management EBITDA (excluding 3 new units)	30%	146%	44%
Luminant Baseload Generation (excluding 3 new units)	18.75%	89%	17%
Luminant O&M/SG&A/Capital Expenditures	15%	139%	21%
Luminant Fossil Fuel Costs	7.5%	75%	5%
Management EBITDA for 3 new units (excluding capital expenditure)	3.75%	56%	2%
Total	100%		119%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.

The following table provides a summary of the performance targets for Mr. Burke, who had primary responsibility at TXU Energy.

Performance Targets—TXU Energy	Weight	Performance (1)	Payout
EFH Corp. Management EBITDA (excluding Oncor)	25%	119%	30%
TXU Energy Management EBITDA	26.25%	200%	53%
Contribution Margin	15%	200%	30%
TXU Energy Total Costs	15%	59%	9%
Upgrades to Customer Care System (Project Spend, PUCT Complaints and Days Meter to Cash)	11.25%	29%	3%
Customer Satisfaction	7.5%	150%	11%
Total	100%		136%

(1)	Performance payouts equal 100% if the target amount is achieved for a particular metric, 50% if the threshold amount is achieved and 200% if the superior amount is achieved. The actual performance payouts are interpolated between threshold and target or target and superior, as applicable, with a maximum performance payout for any particular metric being equal to 200%.

Individual Performance Modifier

After approving the actual performance against the applicable targets under the plan, the O&C Committee and/or the CEO reviews the performance of each of our executive officers on an individual and comparative basis. Based on this review, which includes an analysis of both objective and subjective criteria, including the CEO’s recommendations (with respect to all executive officers other than himself), the O&C Committee approves an individual modifier for each executive officer. Under the terms of the EAIP for 2009, the individual performance modifier can range from an outstanding rating (200%) to an unacceptable rating (0%). In February 2010, the O&C Committee amended the EAIP to reduce the maximum individual performance modifier applicable for 2010 and beyond from 200% to 150%. To calculate an executive officer’s final performance-based cash bonus, the executive officer’s corporate/business unit payout percentages are multiplied by the executive officer’s target incentive level, which is computed as a percentage of annualized base salary, and then by the executive officer’s individual performance modifier.

Actual Award

The following table provides a summary of the 2009 performance-based cash bonus for each Named Executive Officer (other than Mr. Chand) under the EAIP.

Name	Target (% of salary)	Target Award ($ Value)	Actual Award
John F. Young (1)	100%	$1,000,000	$1,469,000
Paul M. Keglevic (2)	75%	$450,000	$664,200
David A. Campbell (3)	75%	$450,000	$642,600
Robert C. Walters (4)	75%	$431,250	$610,000
James A. Burke (5)	75%	$450,000	$856,800

(1)

Mr. Young’s incentive award is based on the successful achievement of the financial performance targets for EFH Corp. and the financial and operational performance targets for Luminant and TXU Energy and an individual performance modifier that increased his incentive award. In 2009, Mr. Young successfully led the company in a difficult year in which sales volumes and demand fell, wholesale power prices declined and the credit markets were at times inaccessible. Notwithstanding these difficulties, Mr. Young created value in many parts of the company’s businesses. In particular, Mr. Young led the company’s efforts in, among other things: improving operations and safety at our generation and mining operations; participating in the national debate on climate change, green energy and financial reforms; bringing online two new lignite-

fueled generation units on time and budget; implementing substantial and lasting cost reductions; exceeding EFH Corp.’s planned EBITDA for 2009; and strengthening the company’s management team. Given these and other significant achievements, the O&C Committee approved an individual performance modifier that increased Mr. Young’s incentive award.

(2)	Mr. Keglevic’s incentive award is based on the successful achievement of the financial performance targets for EFH Corp. and EFH Business Services and the financial and operational performance targets for Luminant and TXU Energy and an individual performance modifier that increased his incentive award. In 2009, Mr. Keglevic successfully implemented several new financial processes at EFH Corp. and its business units, including processes for understanding, managing and communicating the financial and operational performance of our businesses, managing the varied risks of our businesses and preserving effective liquidity levels. In addition, Mr. Keglevic led the company’s liquidity and liability management efforts, including the successful amendment to the TCEH Senior Secured Facilities. Given these significant accomplishments and other achievements (including his installation of a “drive for results” culture), the O&C Committee approved an individual performance modifier that increased Mr. Keglevic’s incentive award.
(3)	Mr. Campbell’s incentive award is based on the successful achievement of a financial performance target for EFH Corp. and the financial and operational performance targets for Luminant and an individual performance modifier that increased his incentive award. In 2009, Mr. Campbell strengthened the Luminant management team (including, among others, the designation of a new Chief Nuclear Officer and Chief Fossil Officer) while overseeing strong financial and operational results primarily at Luminant’s nuclear plant and in Luminant’s wholesale energy organization. Luminant’s baseload generation construction program also achieved several important milestones, including the substantial completion of the two new lignite-fueled units, at costs and time-to-build schedules that are in the top decile relative to recent industry benchmarks. In addition, under Mr. Campbell’s leadership, Luminant had a very strong year for safety, with substantially all of its recordable safety metrics being in the top quartile for its industry. Given these significant accomplishments and other achievements (including his focus on developing strategic business solutions and building a team-oriented culture), the O&C Committee approved an individual performance modifier that increased Mr. Campbell’s incentive award.
(4)	Mr. Walters’ incentive award is based on the successful achievement of the financial performance targets for EFH Corp. and EFH Business Services and the financial and operational performance targets for Luminant and TXU Energy and an individual performance modifier that increased his incentive award. In 2009, Mr. Walters successfully managed several significant legal issues of the company. In particular, Mr. Walters’ led the company’s efforts in (i) defending the challenges to the Oak Grove and Sandow 5 construction and operating permits, (ii) negotiating the termination and transition of the company’s outsourcing relationship with CapGemini Energy and (iii) settling a dispute with the PUCT regarding alleged market manipulation activities. In addition, Mr. Walters drove improvements in the financial performance of our real estate holdings. Given these significant accomplishments and other achievements (including his strategic contributions in the political and civic arena on a local, state and national level), the O&C Committee approved an individual performance modifier that increased Mr. Walters’ incentive award.
(5)	Mr. Burke’s incentive award is based on the successful achievement of a financial performance target for EFH Corp. and the financial and operational performance targets for TXU Energy and an individual performance modifier that increased his incentive award. In 2009, Mr. Burke strengthened the TXU Energy management team and performance-oriented culture to drive strong financial and operational results at TXU Energy. Among the operational results, Mr. Burke led the successful implementation of a new customer care system and successfully managed the transition of a number of functions previously performed by Capgemini Energy. Among the financial results, Mr. Burke was successful in driving improvement in retail margins, managing TXU Energy through a challenging economic environment and implementing overall customer satisfaction ratings. Given these significant accomplishments and other achievements (including his continued commitment to build a strong retail and customer-focused culture at TXU Energy), the O&C Committee approved an individual performance modifier that increased Mr. Burke’s incentive award.

In October 2009, the O&C Committee approved an increase in the annual target award under the EAIP from 75% of base salary to 85% of base salary for Messrs. Keglevic, Campbell, Walters and Burke. These increases will be effective for the 2010 award period.

Long-Term Incentive Awards

Long-Term Cash Incentive

In October 2009, the O&C Committee approved the adoption of a new long-term cash incentive (the “LTI”), effective as of the date of adoption, to be included by amendment in the employment agreements of each of Messrs. Keglevic, Campbell, Walters and Burke. Under the terms of the LTI, each of Messrs. Keglevic, Campbell, Walters and Burke will be entitled to receive on September 30, 2012, to the extent such Named Executive Officer remains employed by EFH Corp. on such date (with customary exceptions for death, disability, and leaving for “good reason” or termination without “cause”), an additional one-time, lump-sum cash payment equal to 75% of the aggregate EAIP award received by such executive officer for fiscal years 2009, 2010 and 2011.

In February 2010, the O&C Committee approved the adoption of an LTI to be included by amendment in the employment agreement of Mr. Young. Under the terms of the LTI, Mr. Young will be entitled to receive on September 30, 2012, to the extent Mr. Young remains employed by EFH Corp. on such date (with customary exceptions for death, disability, and leaving for “good reason” or termination without “cause”), an additional one-time, lump-sum cash payment equal to 100% of the aggregate EAIP award received by Mr. Young for fiscal years 2009, 2010 and 2011.

These awards provide significant retentive value because an award is not paid to an executive officer unless the executive officer remains employed with us until September 30, 2012 (subject to the customary exceptions described above). In addition, these awards provide additional incentive to our executive officers to achieve top operational and financial performance because the award is based on a percentage of the executive officers’ annual performance-based cash bonuses.

Long-Term Equity Incentives

We believe it is important to strongly align the interests of our executive officers and shareholders through equity-based compensation. In December 2007, our Board approved and adopted our 2007 Stock Incentive Plan pursuant to which we grant Stock Option Awards to our executive officers. The purpose of the 2007 Stock Incentive Plan is to:

•

promote our long-term financial interests and growth by attracting and retaining management and other personnel with the training, experience and ability to make a substantial contribution to our success;

•	motivate management and other personnel by means of growth-related incentives to achieve long-range goals, and

•	strengthen the correlation between the long-term interests of our shareholders and the interests of our executive officers through opportunities for stock (or stock-based) ownership in EFH Corp.

The Stock Option Awards granted to our executive officers provide significant retentive value because a portion of these awards is time-based and vest over a five year period. In addition, we believe that the Stock Option Awards granted to our executive officers provide incentive to our executive officers to achieve top operational and financial performance because a portion of these Stock Option Awards is performance-based and only vests upon EFH Corp. achieving certain management EBITDA targets.

In February 2008, Mr. Young was granted 7,500,000 Stock Option Awards. In May 2008, Messrs. Campbell, Walters and Burke were granted 4,000,000, 2,000,000 and 2,450,000 Stock Option Awards, respectively. In December 2008, Mr. Keglevic was granted 2,500,000 Stock Option Awards. Each of these Stock Option Awards are set forth in the table below and are referred to as the “Original Stock Option Awards,” half of which were “Original Time Vested Options” and half of which were “Original Performance Vested Options”. The exercise price of the Original Stock Option Awards (the fair market value on the grant date) is $5.00.

Executive Officer	Original Time Vested Options	Original Performance Vested Options	Exercise Price
John Young	3,750,000	3,750,000	$5.00
Paul Keglevic	1,250,000	1,250,000	$5.00
David Campbell	2,000,000	2,000,000	$5.00
Robert Walters	1,000,000	1,000,000	$5.00
James Burke	1,225,000	1,225,000	$5.00

In October 2009 (February 2010, with respect to Mr. Young), the O&C Committee approved the grant of new Stock Option Awards to the Named Executive Officers as set forth in the table below. The new Stock Option Awards are referred to as the “New Stock Option Awards,” a portion of which are “New Time Vested Options” and a portion of which are “New Cliff Vested Options.” In connection with these grants, each Named Executive Officer surrendered to EFH Corp. a portion of his Original Performance Vested Options. The exercise price of the New Stock Option Awards is $3.50.

Executive Officer	Surrendered Original Performance Vested Options	New Time Vested Options	New Cliff Vested Options	Exercise Price
John Young	1,500,000	1,500,000	1,500,000	$5.00
				$3.50
Paul Keglevic	500,000	500,000	500,000	$5.00
				$3.50
David Campbell	800,000	800,000	800,000	$5.00
				$3.50
Robert Walters	400,000	400,000	400,000	$5.00
				$3.50
James Burke	490,000	200,000	490,000	$5.00
				$3.50

Please refer to the outstanding Equity Awards at Fiscal Year-End—2009 table, including the footnotes thereto, for a summary of the outstanding Stock Option Awards held by each of the Named Executive Officers.

The Stock Option Awards vest (subject to the executive officer continuing to be employed by EFH Corp.) as follows:

•	Time Vested Options

•	The Original Time Vested Options and the New Time Vested Options vest in 20% increments on each of the first five anniversaries of September 30, 2007 and September 30, 2009, respectively.

•	The New Cliff Vested Options vest 100% on September 30, 2014.

•	Performance Vested Options

•

The Original Performance Vested Options vest in 20% increments on each of the first five anniversaries of December 31, 2007, subject to our achievement of the annual management EBITDA target for the given fiscal year (or certain cumulative performance targets) as detailed in the stock option agreements.

In deciding whether to vest the Original Performance Vested Options, the O&C Committee considers EFH Corp.’s quantitative performance against certain management EBITDA targets. The method of calculating management EBITDA for purposes of vesting the Original Performance Vested Options is the same as the method for calculating management EBITDA for purposes of the EAIP, as described above. The O&C Committee also has broad discretion to consider other qualitative and quantitative criteria that it deems appropriate in connection with its decision to vest the Original Performance Vested Options.

Our management EBITDA for 2009 was less than the management EBITDA target of $5.569 billion set forth in the applicable stock option agreements with respect to 2009. While EFH Corp. did not meet the applicable management EBITDA target, which was originally established in 2007, it exceeded the management EBITDA target established by the O&C Committee in the beginning of 2009 for purposes of the EAIP. In addition, EFH Corp.’s actual SG&A for 2009 was less than the targeted amount of SG&A set by the O&C Committee. Given these achievements, as well as the successful attainment of most of the other annual financial and operational performance targets that were established by the O&C Committee at the beginning of 2009, the O&C Committee exercised its discretionary authority under the 2007 Stock Incentive Plan and approved the vesting of the 2009 Original Performance Vested Options.

In the future, we may make additional discretionary grants of stock options or other equity-based compensation to reward high performance or achievement.

Equity Investment

In addition to being granted Stock Option Awards, several of our Named Executive Officers (including Messrs. Young, Keglevic, Campbell and Burke) have an equity investment in EFH Corp. These investments have been made through a direct cash investment for shares of EFH Corp. common stock (Mr. Young) and/or through the receipt of restricted stock units (Mr. Young) or deferred shares of EFH Corp. common stock (Messrs. Keglevic, Campbell and Burke) (i) as a result of the executive officer foregoing the right to receive certain payments from EFH Corp., whether in respect of outstanding equity awards issued prior to the Merger or otherwise (Messrs. Campbell and Burke) or (ii) as consideration for compensation forfeited by the executive officer when he left his former employer to join EFH Corp. (Messrs. Young and Keglevic). We believe such investment strongly aligns the interests of our Named Executive Officers with the interests of our shareholders and provides increased incentive to our executive officers to maximize financial and operational performance because the value of their investment is dependant upon the success of EFH Corp. In addition, as we are a private company, the illiquid nature of the investment provides additional retentive value.

Other Elements of Compensation

General

Our executive officers generally have the opportunity to participate in certain of our broad-based employee compensation plans, including our Thrift (401(k)) Plan, retirement plans and non-qualified benefit plans. Please refer to the footnotes to the Summary Compensation table for a more detailed description of our Thrift Plan, the narrative that follows the Pension Benefits table for a more detailed description of our Retirement Plan and Supplemental Executive Retirement Plan and the footnotes to the Nonqualified Deferred Compensation table for a more detailed description of our Salary Deferral Program.

Perquisites

We do not believe that a significant amount of perquisites fit within our compensation philosophy. Those perquisites that exist are intended to serve as part of a competitive total compensation program and to enhance our executive officers’ ability to conduct company business. These benefits include financial planning, a preventive physical health exam and reimbursement for certain spousal travel expenses. Expenditures for the perquisites outlined above are disclosed by individual in footnotes to the Summary Compensation Table.

The following is a summary of perquisites offered to our Named Executive Officers that are not available to all employees:

Executive Financial Planning: We pay for our executive officers to receive financial planning services. This service is intended to support them in managing their financial affairs, which we consider especially important given the high level of time commitment and performance expectation required of our executive officers. Furthermore, we believe that such service helps ensure greater accuracy and compliance with individual tax regulations by our executive officers.

Annual Executive Physical Health Exam: We pay for our executive officers to receive annual physical health exams. The health of our executive officers is important given the vital leadership role they play in directing and operating the company. Our executive officers are important assets of EFH Corp., and this benefit is designed to help ensure their health and long-term ability to serve our shareholders.

Spouse Travel Expenses: From time to time, we pay for an executive officer’s spouse to travel with the executive officer when taking a business trip.

Contingent Payments

We have entered into employment agreements with Messrs. Young, Keglevic, Campbell, Walters and Burke. Each of the employment agreements provides that certain payments and benefits will be paid upon the expiration or termination of the agreement under various circumstances, including termination without cause, resignation for good reason and termination of employment within a fixed period of time following a change in control. We believe these provisions are important in order to attract and retain the caliber of executive officers that our business requires and provide incentive for our executive officers to fully consider potential changes that are in our and our shareholders’ best interest, even if such changes would result in the executive officers’ termination of employment. For a description of the applicable provisions in the employment agreements of our Named Executive Officers see “Potential Payments upon Termination or Change in Control.”

Other

In February 2010, the O&C Committee approved certain other compensation arrangements for Mr. Young and Mr. Burke. For a discussion of these arrangements, please see “Other Information” in the EFH Corp. 2009 Form 10-K.

Accounting and Tax Considerations

Accounting Considerations

Under FASB ASC Topic 718, the total amount of compensation expense to be recorded for stock-based awards (e.g., Stock Option Awards granted under the 2007 Stock Incentive Plan) is based on the fair value of the award on the grant date. This fair value is then recorded as expense over the vesting period, with an offsetting increase in paid-in capital. The amount of compensation expense is not subsequently adjusted for changes in our share price, for the actual number of shares distributed, or for any other factors except for true-ups related to estimated forfeitures compared to actual forfeitures. The surrendered shares are considered modifications to the original awards and are treated as an exchange of the original award for a new award. The compensation expense related to the new award represents the incremental costs of the surrendered shares and is based on the new grant date fair value and is recognized over its new vesting period.

Income Tax Considerations

Section 162(m) of the Code limits the tax deductibility by a publicly held company of compensation in excess of $1 million paid to the CEO or any other of its three most highly compensated executive officers other than the principal financial officer. Because EFH Corp. is a privately-held company, Section 162(m) will not limit the tax deductibility of any executive compensation for 2009.

The O&C Committee administers our compensation programs with the good faith intention of complying with Section 409A of the Code.

Organization and Compensation Committee Report

The O&C Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in EFH Corp. 2009 Form 10-K. Based on this review and discussions, the committee recommended to the Board that the Compensation Discussion and Analysis be included in the EFH Corp. 2009 Form 10-K.

Organization and Compensation Committee

Donald L. Evans, Chair

Arcilia C. Acosta

Marc S. Lipschultz

Kenneth Pontarelli

Summary Compensation Table

The following table provides information for the fiscal years ended December 31, 2009, 2008 and 2007 regarding the aggregate compensation paid to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (7)	Non-Equity Incentive Plan Compensation ($) (8)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (9)	All Other Compensation ($) (10)	Total ($)
John F. Young (1)	2009	1,000,000	—	—	—	1,469,000	—	105,291	2,574,291
President & CEO of EFH Corp.	2008	912,500	—	3,000,000	13,635,000	1,418,000	—	462,258	19,427,758
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Paul M. Keglevic (2)	2009	600,000	150,000	—	1,325,000	664,200	—	73,320	2,812,520
EVP & Chief Financial Officer of EFH Corp.	2008	293,182	250,000	1,125,000	6,442,500	613,800	—	88,508	8,812,990
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

David A. Campbell (3)	2009	600,000	—	—	2,120,000	642,600	68,861	15,020	3,446,481
President & CEO of Luminant	2008	545,500	5,092,250	2,500,000	7,272,000	625,950	22,779	3,395,878	19,454,357
	2007	382,000	—	2,292,000	—	300,481	14,667	2,342,814	5,331,962

Robert C. Walters (4)	2009	575,000	—	—	1,060,000	610,000	—	81,562	2,326,562
EVP & General Counsel of EFH Corp.	2008	435,609	100,000	—	3,636,000	695,175	—	44,249	4,911,033
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

James A. Burke (5)	2009	600,000	—	—	933,100	856,800	55,931	23,885	2,469,716
President & CEO of TXU Energy	2008	600,000	—	—	4,454,100	473,918	25,501	639,136	6,192,655
	2007	342,712	—	830,850	—	274,050	9,864	978,189	2,435,665

Rizwan Chand (6)	2009	348,750	—	—	—	—	36,218	2,110,925	2,495,893
Former EVP—Human Resources of EFH Corp	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Mr. Young commenced employment with EFH Corp. in January 2008. The amounts for 2009 reported as “All Other Compensation” for Mr. Young represent (i) the costs of providing certain perquisites, including $9,728 for financial planning and $863 of taxable reimbursements partially related to his spouse’s travel and (ii) $14,700 and $80,000 for our matching contributions to the EFH Thrift Plan and the Salary Deferral Plan, respectively.
(2)	Mr. Keglevic commenced employment with EFH Corp. in July 2008. Mr. Keglevic’s employment agreement provides that we pay him a signing bonus equal to $550,000 as follows: (i) $250,000 payable in July 2008; (ii) $150,000 payable in July 2009 and (iii) $50,000 payable in July 2010, 2011 and 2012. The amount for 2009 reported as “Bonus” for Mr. Keglevic represents the 2009 portion of his signing bonus. The amounts for 2009 reported as “All Other Compensation” for Mr. Keglevic represent (i) the costs of providing certain perquisites, including $2,724 for an executive physical, $3,410 of taxable reimbursements primarily related to his spouse’s travel and $11,836 for moving expenses and (ii) $7,350 and $48,000 for our matching contributions to the EFH Thrift Plan and the Salary Deferral Plan, respectively.
(3)	The amount reported as “All Other Compensation” in 2009 for Mr. Campbell represents (i) $10,120 for financial planning and (ii) $4,900 for our matching contributions to the EFH Thrift Plan. The amount reported as “All Other Compensation” in 2008 for Mr. Campbell includes $3,319,963 for a tax gross-up payment that was made in 2009. The tax gross-up payment, which was not reported in the 2008 Summary Compensation Table, related to excise taxes due with respect to a January 2009 payment of $5,092,250 that was provided to Mr. Campbell as an inducement for entering into his employment agreement in 2008. The $5,092,250 was reported in the 2008 Summary Compensation Table under “Bonus,” and we believe the tax gross-up payment should be reported for the same calendar year as the related payment.
(4)	Mr. Walters commenced employment with EFH Corp. in March 2008. The amounts for 2009 reported as “All Other Compensation” for Mr. Walters represent (i) the costs of providing certain perquisites, including $16,800 for financial planning, $2,350 for an executive physical and $1,712 of taxable reimbursements primarily related to his spouse’s travel and (ii) $14,700 and $46,000 for our matching contributions to the EFH Thrift Plan and the Salary Deferral Plan, respectively.
(5)	The amounts for 2009 reported as “All Other Compensation” for Mr. Burke represent (i) the costs of providing certain perquisites, including $8,875 for financial planning, $2,350 for an executive physical and $660 of taxable reimbursements and (ii) $12,000 for our matching contributions to the EFH Thrift Plan.
(6)	Mr. Chand’s employment with EFH Corp. terminated in October 2009. The amounts for 2009 reported as “All Other Compensation” for Mr. Chand represent (i) the costs of providing certain perquisites, including $8,875 for financial planning and $2,350 for an executive physical (ii) $14,700 for our matching contributions to the EFH Thrift Plan, (iii) $1,485,000 in cash severance due to him under the terms of his employment agreement, and (iv) $600,000 related to his deferred share agreement with EFH Corp.

(7)	The amounts reported as “Option Awards” represent the grant date fair value of Stock Option Awards granted in the fiscal year computed for the stock options awarded under the 2007 Stock Incentive Plan in accordance with FASB ASC Topic 718 and do not take into account estimated forfeitures. See table titled “Grants of Plan-Based Awards—2009”. In February 2010, Mr. Young received certain new Stock Option Awards. The grant date fair value of those Stock Option Awards was $3,405,000.
(8)	The amounts in 2009 reported as “Non-Equity Incentive Plan Compensation” were earned by the executive officers in 2009 under the EAIP and are expected to be paid in March 2010.
(9)	The amounts in 2009 reported under “Change in Pension Value and Nonqualified Deferred Compensation Earnings” (i) include the aggregate increase in actuarial value of EFH Corp.’s Retirement Plan and Supplemental Retirement Plan and (ii) exclude amounts attributable to the portion of the vested amounts for Messrs. Young ($33,313), Keglevic ($44,409), Walters ($62,351) and Burke ($19,500) that were transferred from the Supplemental Retirement Plan and/or Salary Deferral Program to the cash balance component of the Retirement Plan as of December 31, 2009. For a more detailed description of EFH Corp.’s retirement plans, including the transfers of certain assets and liabilities from the Supplemental Retirement Plan and/or Salary Deferral Program to the cash balance component of the Retirement Plan, please refer to the narrative that follows the table titled “Pension Benefits”. There are no above market earnings for nonqualified deferred compensation that is deferred under the Salary Deferral Program.
(10)	As described above, “All Other Compensation” includes amounts associated with our matching contributions to the EFH Thrift Plan and Salary Deferral Plan. Our Thrift Plan allows participating employees to contribute a portion of their regular salary or wages to the plan. Under the Thrift Plan, EFH Corp. matches a portion of an employee’s contributions. This matching contribution is 100% of each Named Executive Officer’s contribution up to 6% of the named Executive Officer’s salary. All matching contributions are invested in Thrift Plan investments as directed by the participant. Please refer to the narrative that follows the Nonqualified Deferred Compensation table for a more detailed description of the Salary Deferral Program.

Grants of Plan-Based Awards—2009

The following table sets forth information regarding grants of compensatory awards to our Named Executive Officers during the fiscal year ended December 31, 2009.

Name	Grant Date	Date of Board Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: # Shares or Units	All Other Option Awards: # of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards (3)
			Threshold ($)	Target ($)	Max. ($)	Threshold (#)	Target (#)	Max. (#)
John F. Young	2/18/09	2/18/09	500,000	1,000,000	2,000,000

Paul M. Keglevic	2/18/09	2/18/09
	12/17/09	10/29/09	225,000	450,000	900,000					1,000,000	$3.50	1,325,000

David A. Campbell	2/18/09	2/18/09
	12/17/09	10/29/09	225,000	450,000	900,000					1,600,000	$3.50	2,120,000

Robert C. Walters	2/18/09	2/18/09
	12/17/09	10/29/09	215,625	431,250	862,500					800,000	$3.50	1,060,000

James A. Burke	2/18/09	2/18/09
	12/17/09	10/29/09	225,000	450,000	900,000					690,000	$3.50	933,100

Rizwan Chand	—	—	—	—	—					—	—	—

(1)	The amounts disclosed under the heading “Estimated Possible Payouts under Non-Equity Incentive Plan Awards” reflect the threshold, target and maximum amounts available under the EAIP for each executive officer and each executive officer’s employment agreement. The actual awards for the 2009 plan year are expected to be paid in March 2010 and are reported in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation” and described above under the section entitled “Annual Performance Bonus—EAIP”.
(2)	Represents grants of New Time Vested Options and New Cliff Vested Options under the 2007 Stock Incentive Plan, as described above under “Long-Term Incentive Awards.”
(3)	The amounts reported under “Grant Date Fair Value of Stock Award” represent the grant date fair value of stock options related to the 2009 Awards in accordance with FASB ASC Topic 718.

For a discussion of the terms of the New Stock Option Awards granted to each Named Executive Officer (other than Mr. Chand) in connection with such Named Executive Officer surrendering a portion of his Original Performance Vested Options, please see “Long-Term Incentive Awards—Long-Term Equity Incentives.” For a discussion of certain material terms of the employment agreements with the Named Executive Officers, please see “Assessment of Compensation Elements” and “Potential Payments upon Termination or Change in Control.”

Outstanding Equity Awards at Fiscal Year-End—2009

	Option Awards						Stock Awards
	# of Securities Underlying Unexercised Options
Name	Exercisable	Unexercisable		Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options (4)	Option Exercise Price	Option Expiration Date	# of Shares or Units of Stock That Have Not Vested (5)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: # of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Rights That Have Not Vested
John F. Young (6)	2,250,000	2,250,000	(1)	3,000,000	5.00	02/01/2018

Paul M. Keglevic	750,000	750,000	(1)	500,000	5.00	12/22/2018
		500,000	(2)		3.50	12/17/2019
		500,000	(3)		3.50	12/17/2019
							225,000	787,500

David A. Campbell	1,200,000	1,200,000	(1)	800,000	5.00	05/20/2018
		800,000	(2)		3.50	12/17/2019
		800,000	(3)		3.50	12/17/2019

Robert C. Walters	600,000	600,000	(1)	400,000	5.00	05/20/2018
		400,000	(2)		3.50	12/17/2019
		400,000	(3)		3.50	12/17/2019

James A. Burke	735,000	735,000	(1)	490,000	5.00	05/20/2018
		200,000	(2)		3.50	12/17/2019
		490,000	(3)		3.50	12/17/2019

Rizwan Chand	350,000				5.00	04/04/2010

(1)	These Original Time Vested Options are scheduled to become exercisable ratably in September 2010, 2011 and 2012 provided the Named Executive Officer has remained continuously employed by EFH Corp. through the applicable vesting date (with customary exceptions for death, disability, and leaving for “good reason” or termination without “cause”).
(2)	These New Time Vested Options are scheduled to become exercisable ratably in September 2010, 2011, 2012, 2013 and 2014 provided the Named Executive Officer has remained continuously employed by EFH Corp. through the applicable vesting date (with customary exceptions for death, disability, and leaving for “good reason” or termination without “cause”).
(3)	These New Cliff Vested Options are scheduled to become exercisable in September 2014 provided the Named Executive Officer has remained continuously employed by EFH Corp. through that date (with customary exceptions for death, disability, and leaving for “good reason” or termination without “cause”).
(4)	If we achieve certain performance targets, these Original Performance Vested Options are eligible to become exercisable as of the end of fiscal years 2010, 2011 and 2012. See “Long-Term Incentive Awards-Long-Term Equity Incentives” for a detailed description of the vesting schedule for the Original Performance Vested Options and the decision by the O&C Committee in February 2010 to approve the vesting of a portion of the Original Performance Vested Options.
(5)	This column reflects deferred shares described above under “Long-Term Incentive Awards-Equity Investment.” The deferred shares for Mr. Keglevic will vest and become nonforfeitable as to (i) 112,500 of the shares on the third anniversary of his employment (July 2011) and (ii) 112,500 of the shares on the fifth anniversary of his employment (July 2013).
(6)	In February 2010, Mr. Young surrendered 1,500,000 Original Performance Vested Options listed in the “Equity Incentive Plan Awards: # of Securities Underlying Unexercised Unearned Options” column, and in connection therewith received 1,500,000 New Time Vested options and 1,500,000 New Cliff Vested Options.

Options Exercised and Stock Vested—2009

None of the Named Executive Officers exercised any of his vested Stock Option Awards in 2009. In addition, none of the Named Executive Officers owned any restricted or deferred shares of EFH Corp. common stock that vested in 2009.

Pension Benefits—2009

The table set forth below illustrates present value on December 31, 2009 of each Named Executive Officer’s Retirement Plan benefit and benefits payable under the Supplemental Retirement Plan, based on their years of service and remuneration through December 31, 2009:

Name	Plan Name	Number of Years Credited Service (#)	PV of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
John F. Young	Retirement Plan	N/A	33,313	—
	Supplemental Retirement Plan	N/A	N/A	N/A

Paul M. Keglevic	Retirement Plan	N/A	44,409	—
	Supplemental Retirement Plan	N/A	N/A	N/A

David A. Campbell (1)	Retirement Plan	4.5833	109,838	—
	Supplemental Retirement Plan	7.5000	34,912	—

Robert C. Walters	Retirement Plan	N/A	62,351	—
	Supplemental Retirement Plan	N/A	N/A	N/A

James A. Burke	Retirement Plan	4.1667	99,396	—
	Supplemental Retirement Plan	4.1667	29,397	—

Rizwan Chand	Retirement Plan	3.3333	34,180	—
	Supplemental Retirement Plan	3.3333	41,752	—

EFH Corp. and its participating subsidiaries maintain the Retirement Plan, which is intended to be qualified under applicable provisions of the Code and covered by ERISA. The Retirement Plan contains both a traditional defined benefit component and a cash balance component. Only employees hired before January 1, 2002 may participate in the traditional defined benefit component. Accordingly, none of the Named Executive Officers participates in the traditional defined benefit component. Employees hired after January 1, 2002 and before October 1, 2007 are eligible to participate in the cash balance component. In addition, effective December 31, 2009, certain assets and liabilities under the Salary Deferral Program and the Supplemental Retirement Plan were transferred to the cash balance component of the Retirement Plan. Accordingly, Messrs. Campbell and Burke have participated and may continue to participate in the cash balance component of the Retirement Plan; and Messrs. Young, Keglevic and Walters participate in the cash balance component of the Retirement Plan solely with respect to amounts that were transferred from the Salary Deferral Program.

Under the cash balance component of the Retirement Plan, hypothetical accounts are established for participants and credited with monthly contribution credits equal to a percentage of the participant’s compensation (3.5%, 4.5%, 5.5% or 6.5% depending on the participant’s combined age and years of accredited service), contribution credits equal to the amounts transferred from the Salary Deferral Program and/or the Supplemental Retirement Plan effective as of December 31, 2009 and interest credits on all of such amounts based on the average yield of the 30-year Treasury bond for the 12 months ending November 30 of the prior year.

The Supplemental Retirement Plan provides for the payment of retirement benefits, which would otherwise be limited by the Code or the definition of earnings under the Retirement Plan. Under the Supplemental Retirement Plan, retirement benefits under the cash balance component are calculated in accordance with the same formula used under the Retirement Plan. Participation in EFH Corp.’s Supplemental Retirement Plan has been limited to employees of all of its businesses other than Oncor, who were employed by EFH Corp. (or its participating subsidiaries) on or before October 1, 2007. Accordingly, Messrs. Campbell and Burke participate in the Supplemental Retirement Plan, and Messrs. Young, Keglevic and Walters are not eligible to participate in the Supplemental Retirement Plan.

Benefits accrued under the Supplemental Retirement Plan after December 31, 2004, are subject to Section 409A of the Code. Accordingly, certain provisions of the Supplemental Retirement Plan have been modified in order to comply with the requirements of Section 409A and related guidance.

The present value of the accumulated benefit for the Retirement Plan (the cash balance component) was calculated as the value of their cash balance account projected to age 65 at an assumed growth rate of 4.75% and then discounted back to December 31, 2009 at 5.90%. No mortality or turnover assumptions were applied.

Nonqualified Deferred Compensation—2009 (1)

The following table sets forth information regarding plans that provide for the deferral of the Named Executive Officers’ compensation on a basis that is not tax-qualified for the fiscal year ended December 31, 2009:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions($) (3)	Aggregate Balance at Last FYE ($) (4)
John F. Young	80,000	80,000	56,561	—	281,715
Paul M. Keglevic	48,000	48,000	72	—	87,703
David A. Campbell	—	—	48,558		195,891
Robert C. Walters	46,000	46,000	32,367	—	103,402
James A. Burke	—	—	86,658	—	233,262
Rizwan Chand	—	—	28,960	(116,068)	—

(1)	The amounts reported in the Nonqualified Deferred Compensation table include deferrals and the company match under the Salary Deferral Program. The amounts reported as “Executive Contributions in Last FY” are salary deferrals and are also included as “Salary” in the Summary Compensation Table. Under EFH Corp.’s Salary Deferral Program each employee of EFH Corp. and its participating subsidiaries who is in a designated job level and whose annual salary is equal to or greater than an amount established under the Salary Deferral Program ($110,840 for the program year beginning January 1, 2009) may elect to defer up to 50% of annual base salary, and/or up to 100% of any bonus or incentive award, for a maturity period of seven years, for a maturity period ending with the retirement of such employee, or for a combination thereof. EFH Corp. makes a matching award, which vests at the end of the applicable maturity period (subject to acceleration or forfeiture under certain circumstances), equal to 100% of up to the first 8% of salary deferred under the Salary Deferral Program. Deferrals are credited with earnings or losses based on the performance of investment alternatives under the Salary Deferral Program selected by each participant. At the end of the applicable maturity period, the trustee for the Salary Deferral Program distributes the deferred compensation, any vested matching awards and the applicable earnings in cash as a lump sum or in annual installments at the participant’s election made at the time of deferral. EFH Corp. is financing the retirement option portion of the Salary Deferral Program through the purchase of corporate-owned life insurance on the lives of participants. The proceeds from such insurance are expected to allow EFH Corp. to fully recover the cost of the retirement option. Beginning in 2010, certain executive officers, including the Named Executive Officers, will not be eligible to participate in the Salary Deferral Program.
(2)	The amount included in “Registrant Contributions in Last FY” is attributable to EFH Corp.’s matching award under the Salary Deferral Program.

(3)	The “Aggregate Withdrawals/Distributions($)” column excludes amounts transferred from the Supplemental Retirement Plan and/or Salary Deferral Program to the cash balance component of the Retirement Plan as of December 31, 2009 for Messrs. Young ($37,500), Keglevic ($48,511), Walters ($71,283) and Burke ($25,000). In accordance with the terms of the Salary Deferral Plan, Mr. Chand forfeited $39,606 of company matching and received a distribution of the remaining balance of his account upon termination of his employment.
(4)	A portion of the amounts reported as “Aggregate Balance at Last FYE” are also included in the Summary Compensation Table as follows: for Mr. Young, $80,000 and $66,667 of executive contributions are included as “Salary” for 2009 and 2008, respectively, and $80,000 and $66,667 of company matching contributions are included as “All Other Compensation” for 2009 and 2008, respectively; for Mr. Keglevic, $48,000 and $20,000 of executive contributions are included as “Salary” for 2009 and 2008, respectively, and $48,000 and $20,000 of company matching contributions are included as “All Other Compensation” for 2009 and 2008, respectively; for Mr. Walters, $46,000 and $30,667 of executive contributions are included as “Salary” for 2009 and 2008, respectively, and $46,000 and $30,667 of company matching contributions are included as “All Other Compensation” for 2009 and 2008, respectively; for Mr. Burke, $48,000 and $27,417 of executive contributions are included as “Salary” for 2008 and 2007, respectively, and $48,000 and $27,417 of company matching contributions are included as “All Other Compensation” for 2009 and 2008, respectively. The amounts reported as “Aggregate Balance at Last FYE” reflect decreases resulting from the amounts transferred from the Supplemental Retirement Plan and/or Salary Deferral Program to the cash balance component of the Retirement Plan as of December 31, 2009 for Messrs. Young ($37,500), Keglevic ($48,511), Walters ($71,283) and Burke ($25,000).

Potential Payments upon Termination or Change in Control

The tables and narrative below provide information for payments to each of the Named Executive Officers (or, as applicable, enhancements to payments or benefits) in the event of his termination, including if such termination is voluntary, for cause, as a result of death, as a result of disability, without cause or for good reason or without cause or for good reason in connection with a change in control.

The information in the tables below is presented in accordance with SEC rules, assuming termination of employment as of December 31, 2009.

Employment Arrangements with Contingent Payments

As of December 31, 2009, each of Messrs. Young, Keglevic, Campbell, Walters and Burke had employment agreements with change in control and severance provisions as described in the following tables. In addition, in October 2009, the O&C Committee approved several changes to the compensation arrangements for all of the Named Executive Officers other than Messrs. Young and Chand, which changes were effective as of December 31, 2009 but not yet documented in such Named Executive Officers’ employment agreements. Certain of these changes affected the potential payments of Messrs. Keglevic, Campbell, Walters and Burke and are reflected in the following tables. In February, 2010, Mr. Young’s employment agreement was amended and restated effective retroactively on January 1, 2010. Because the changes to Mr. Young’s employment agreement were not effective as of December 31, 2009, they are not reflected in the following table for Mr. Young, but are described elsewhere in the EFH Corp. 2009 Form 10-K. Mr. Chand had an employment agreement, and the change in control and severance terms included in the employment agreement governed until his employment with EFH Corp. terminated in October 2009.

With respect to each Named Executive Officer’s employment agreement, a change in control is generally defined as (i) a transaction that results in a sale of substantially all of our assets to another person and such person having more seats on our Board than the Sponsor Group, (ii) a transaction that results in a person not in the Sponsor Group owning more than 50% of our common stock and such person having more seats on our Board than the Sponsor Group or (iii) a transaction that results in the Sponsor Group owning less than 20% of our common stock and the Sponsor Group not being able to appoint a majority of the directors to our Board.

Each Named Executive Officer’s employment agreement includes customary non-compete and non-solicitation provisions that generally restrict the Named Executive Officer’s ability to compete with us or solicit our customers or employees for his own personal benefit during the term of the employment agreement and 24 months (with respect to Mr. Young) or 18 months (with respect to Messrs. Keglevic, Campbell, Walters and Burke) after the employment agreement expires or is terminated.

In addition, in October 2009, the O&C Committee approved the adoption of a new LTI to be included by amendment in the employment agreement of Messrs. Keglevic, Campbell, Walters and Burke. Under the terms of the LTI, in the event of the death or disability of any such Named Executive Officer, his termination without cause or resignation for good reason (or in the event we elect not to extend his employment term), or his termination without cause or resignation for good reason (or in the event we elect not to extend his employment term) within 24 months following a change in control of EFH Corp., in each case prior to September 30, 2012, such named Executive Officer shall be entitled to receive the LTI, or a pro rata portion thereof, calculated as (i) 75% of the aggregate EAIP award actually earned by the Named Executive Officer for any applicable fiscal year completed prior to the date of the Named Executive Officer’s termination, plus (ii) for a termination occurring in fiscal year 2009, 2010, or 2011, 75% of the Named Executive Officer’s prorated annual performance-based cash bonus for the year of termination. In February 2010, Mr. Young’s employment agreement was amended to add a similar new LTI that is calculated based on 100% of the aggregate EAIP award actually earned by Mr. Young for fiscal years 2009, 2010 and 2011.

As of December 31, 2009, each of Messrs. Young, Keglevic, Campbell, Walters and Burke had stock option agreements. Under the stock option agreement for each Named Executive Officer, in the event of such Named Executive Officer’s termination without cause or resignation for good reason (or in the event we elect not to extend his employment term) following a change in control of EFH Corp., such Named Executive Officer’s Original Time Vested Options would become immediately exercisable as to 100% of the shares of EFH Corp. common stock subject to such options immediately prior to the change in control. As of December 31, 2009, the fair market value of the shares of EFH Corp. common stock underlying each Named Executive Officer’s Original Time Vested Options was less than the exercise price of such options.

1. Mr. Young

Potential Payments to Mr. Young upon Termination as of December 31, 2009 (per employment agreement, restricted stock agreement and stock option agreement, each in effect as of December 31, 2009)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	N/A	N/A	N/A	N/A	$5,000,000	$5,000,000
EAIP	N/A	N/A	$1,000,000	$1,000,000	N/A	$1,000,000
Payment of Common Stock in respect of Restricted Stock Unit	N/A	$1,950,000	$1,950,000	$1,950,000	$1,950,000	$1,950,000
Acceleration of Stock Option Awards	N/A	N/A	N/A	N/A	N/A	$0
Deferred Compensation
—Salary Deferral Program	N/A	N/A	$159,608	$159,608	N/A	$159,608
Health & Welfare
—Medical/COBRA	N/A	N/A	N/A	N/A	$33,273	$33,273
—Dental/COBRA	N/A	N/A	N/A	N/A	$2,790	$2,790
Totals	N/A	$1,950,000	$3,109,608	$3,109,608	$6,986,063	$8,145,671

Mr. Young has entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Young’s death or disability:

a.	a prorated annual incentive bonus for the year of termination, and

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Young may be entitled.

2.	In the event of Mr. Young’s termination without cause or resignation for good reason (or in the event we elect not to extend his employment term):

a.	a lump sum payment equal to two and one-half times the sum of (i) his annualized base salary and (ii) a prorated annual incentive bonus for the year of termination;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Young may be entitled, and

c.	certain continuing health care and company benefits.

3.	In the event of Mr. Young’s termination without cause or resignation for good reason (or in the event we elect not to extend his employment term) within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two and one-half times the sum of (i) his annualized base salary and (ii) his annual bonus target;

b.	a prorated annual incentive bonus for the year of termination;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Young may be entitled;

d.	certain continuing health care and company benefits, and

e.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

In addition, Mr. Young has entered into a restricted stock agreement. Under Mr. Young’s restricted stock agreement, Mr. Young was granted 600,000 restricted stock units, payable in January 2010, with one share of common stock of EFH Corp. for each such unit, all of which were fully vested and nonforfeitable upon grant; provided, however, in the event of Mr. Young’s voluntary termination prior to January 2010, Mr. Young would have had to forfeit all of his restricted stock units.

2. Mr. Keglevic

Potential Payments to Mr. Keglevic upon Termination as of December 31, 2009 (per employment agreement, deferred share agreement and stock option agreement, each in effect as of December 31, 2009, and revisions to such employment agreement that were adopted by the O&C Committee in October 2009 and effective as of December 31, 2009)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	N/A	N/A	N/A	N/A	$2,100,000	$2,100,000
EAIP	N/A	N/A	$450,000	$450,000	N/A	N/A
Put Right in respect of Deferred Shares	N/A	N/A	$3,200,000	$3,200,000	$3,200,000	$3,200,000
Acceleration of Stock Option Awards	N/A	N/A	N/A	N/A	N/A	$0
LTI Cash Retention Award	N/A	N/A	$498,150	$498,150	$498,150	$498,150
Deferred Compensation
—Salary Deferral Program	N/A	N/A	$68,107	$68,107	N/A	$68,107
Health & Welfare
—Dental/COBRA	N/A	N/A	N/A	N/A	$2,790	$2,790
Totals	N/A	N/A	$4,216,257	$4,216,257	$5,800,940	$5,869,047

Mr. Keglevic entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Keglevic’s death or disability:

a.	a prorated annual incentive bonus for the year of termination, and

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Keglevic may be entitled.

2.	In the event of Mr. Keglevic’s termination without cause or resignation for good reason (or in the event we elect not to extend his employment term):

a.	for a termination occurring on or prior to the second anniversary of the effective date of the agreement, a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target, and for a termination occurring after the second anniversary of the effective date of the agreement, a lump sum payment equal to (i) two times his annualized base salary, (ii) a prorated annual incentive bonus for the year of termination and (iii) the matching contributions which would have been made on his behalf to EFH Corp.’s Salary Deferral Program had Mr. Keglevic continued his participation in the plan for an additional twelve months;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Keglevic may be entitled, and

c.	certain continuing health care and company benefits.

3.	In the event of Mr. Keglevic’s termination without cause or resignation for good reason (or in the event we elect not to extend his employment term) within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Keglevic may be entitled;

c.	certain continuing health care and company benefits, and

d.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

In addition, Mr. Keglevic has entered into a deferred share agreement. Under Mr. Keglevic’s deferred share agreement, EFH Corp. agreed to deliver to Mr. Keglevic 112,500 shares of EFH Corp. common stock on July 1, 2011 and 112,500 shares of EFH Corp. common stock on July 1, 2013; provided, however, that any shares not yet vested shall become 100% vested and become nonforfeitable in the event of Mr. Keglevic’s death or disability or as a result of his termination without cause or for good reason or without cause or for good reason in connection with a change in control. Further, in the event of Mr. Keglevic’s termination prior to July 1, 2013 as a result of death, as a result of disability, without cause or for good reason or without cause or for good reason in connection with a change in control, Mr. Keglevic shall have the right (but not the obligation) to sell to EFH Corp. all (but not less than all) of the shares of EFH Corp. common stock delivered pursuant to the deferred share agreement for a purchase price of $3,200,000.

3. Mr. Campbell

Potential Payments to Mr. Campbell upon Termination as of December 31, 2009 (per employment agreement, deferred share agreement and stock option agreement, each in effect as of December 31, 2009, and revisions to such employment agreement that were adopted by the O&C Committee in October 2009 and effective as of December 31, 2009)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	N/A	N/A	N/A	N/A	$2,100,000	$2,100,000
EAIP	N/A	N/A	$450,000	$450,000	N/A	N/A
Payment of EFH Corp. Common Stock in respect of Vested Deferred Shares	$1,625,000	$1,625,000	$1,625,000	$1,625,000	$1,625,000	$1,625,000
Acceleration of Stock Option Awards	N/A	N/A	N/A	N/A	N/A	$0
LTI Cash Retention Award	N/A	N/A	$481,950	$481,950	$481,950	$481,950
Retirement Benefits
—Supplemental Retirement Plan	$43,511	$43,511	$45,205	$271,531	$43,511	$43,511
Deferred Compensation
—Salary Deferral Program (1)	$77,146	$77,146	$77,146	$77,146	$77,146	$77,146
Health & Welfare
—Medical/COBRA	N/A	N/A	N/A	N/A	$26,719	$26,719
—Dental/COBRA	N/A	N/A	N/A	N/A	$2,232	$2,232
Totals	$1,745,657	$1,745,657	$2,679,301	$2,905,627	$4,356,558	$4,356,558

(1)	Mr. Campbell is fully vested in the company matching portion of the Salary Deferral Plan.

Mr. Campbell entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Campbell’s death or disability:

a.	a prorated annual incentive bonus for the year of termination, and

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Campbell may be entitled.

2.	In the event of Mr. Campbell’s termination without cause or resignation for good reason (or in the event we elect not to extend his employment term):

a.	for a termination occurring on or prior to the second anniversary of the effective date of the agreement, a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target, and for a termination occurring after the second anniversary of the effective date of the agreement, a lump sum payment equal to (i) two times his annualized base salary, (ii) a prorated annual incentive bonus for the year of termination and (iii) the matching contributions which would have been made on his behalf to EFH Corp.’s Salary Deferral Program had Mr. Campbell continued his participation in the plan for an additional twelve months;

b.	payment of employee benefits, including stock compensations, if any, to which Mr. Campbell may be entitled, and

c.	certain continuing health care and company benefits.

3.	In the event of Mr. Campbell’s termination without cause or resignation for good reason (or in the event we elect not to extend his employment term) within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Campbell may be entitled;

c.	certain continuing health care and company benefits, and

d.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

In addition, Mr. Campbell has entered into a deferred share agreement. Under Mr. Campbell’s deferred share agreement, EFH Corp. agreed to deliver to Mr. Campbell 500,000 shares of EFH Corp. common stock in the event of Mr. Campbell’s termination for any reason.

4. Mr. Walters

Potential Payments to Mr. Walters upon Termination as of December 31, 2009 (per employment agreement and stock option agreement, each in effect as of December 31, 2009, and revisions to such employment agreement that were adopted by the O&C Committee in October 2009 and effective as of December 31, 2009)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	N/A	N/A	N/A	N/A	$2,012,500	$2,012,500
EAIP	N/A	N/A	$431,250	$431,250	N/A	N/A
Acceleration of Stock Option Awards	N/A	N/A	N/A	N/A	N/A	$0
LTI Cash Retention Award	N/A	N/A	$457,500	$457,500	$457,500	$457,500
Lump Sum Payment	N/A	N/A	$2,000,000	$2,000,000	$2,000,000	$2,000,000
Deferred Compensation
—Salary Deferral Program	N/A	N/A	$87,343	$87,343	N/A	$87,343
Health & Welfare
—Medical/COBRA	N/A	N/A	N/A	N/A	$26,618	$26,618
—Dental/COBRA	N/A	N/A	N/A	N/A	$2,232	$2,232
Totals	N/A	N/A	$2,976,093	$2,976,093	$4,498,850	$4,586,193

Mr. Walters entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Walters’ death or disability:

a.	a prorated annual incentive bonus for the year of termination;

b.	a lump sum payment equal to $2,000,000, and

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Walters may be entitled.

2.	In the event of Mr. Walters’ termination without cause or resignation for good reason (or in the event we elect not to extend his employment term):

a.	for a termination occurring on or prior to the second anniversary of the effective date of the agreement, a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target, and for a termination occurring after the second anniversary of the effective date of the agreement, a lump sum payment equal to (i) two times his annualized base salary, (ii) a prorated annual incentive bonus for the year of termination and (iii) the matching contributions which would have been made on his behalf to EFH Corp.’s Salary Deferral Program had Mr. Walters continued his participation in the plan for an additional twelve months;

b.	a lump sum payment equal to $2,000,000;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Walters may be entitled, and

d.	certain continuing health care and company benefits.

3.	In the event of Mr. Walters’ termination without cause or resignation for good reason (or in the event we elect not to extend his employment term) within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target;

b.	a lump sum payment equal to $2,000,000;

c.	payment of employee benefits, including stock compensation, if any, to which Mr. Walters may be entitled;

d.	certain continuing health care and company benefits, and

e.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

5. Mr. Burke

Potential Payments to Mr. Burke upon Termination as of December 31, 2009 (per employment agreement and stock option agreement, each in effect as of December 31, 2009, and revisions to such employment agreement that were adopted by the O&C Committee in October 2009 and effective as of December 31, 2009)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause Or For Good Reason	Without Cause Or For Good Reason In Connection With Change in Control
Cash Severance	N/A	N/A	N/A	N/A	$1,200,000	$2,100,000
EAIP	N/A	N/A	$450,000	$450,000	$450,000	N/A
Acceleration of Stock Option Awards	N/A	N/A	N/A	N/A	N/A	$0
LTI Cash Retention Award	N/A	N/A	$642,600	$642,600	$642,600	$642,600
Retirement Benefits
—Supplemental Retirement Plan	$35,747	$35,747	$38,099	$255,572	$35,747	$35,747
Deferred Compensation
—Salary Deferral Program	$66,775	$66,775	$128,976	$128,976	$66,775	$128,976
Health & Welfare
—Medical/COBRA	N/A	N/A	N/A	N/A	$26,618	$26,618
—Dental/COBRA	N/A	N/A	N/A	N/A	$2,232	$2,232
Totals	$102,522	$102,522	$1,259,675	$1,477,148	$2,423,972	$2,936,173

Mr. Burke entered into an employment agreement that provides for certain payments and benefits upon the expiration or termination of the agreement under the following circumstances:

1.	In the event of Mr. Burke’s death or disability:

a.	a prorated annual incentive bonus for the year of termination, and

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Burke may be entitled.

2.	In the event of Mr. Burke’s termination without cause or resignation for good reason (or in the event we elect not to extend his employment term):

a.	a lump sum payment equal to (i) two times his annualized base salary, (ii) a prorated annual incentive bonus for the year of termination and (iii) the matching contributions which would have been made on his behalf to EFH Corp.’s Salary Deferral Program had Mr. Burke continued his participation in the plan for an additional twelve months;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Burke may be entitled, and

c.	certain continuing health care and company benefits.

3.	In the event of Mr. Burke’s termination without cause or resignation for good reason (or in the event we elect not to extend his employment term) within 24 months following a change in control of EFH Corp.:

a.	a lump sum payment equal to two times the sum of (i) his annualized base salary and (ii) his annual bonus target;

b.	payment of employee benefits, including stock compensation, if any, to which Mr. Burke may be entitled;

c.	certain continuing health care and company benefits and

d.	a tax gross-up payment to offset any excise tax which may result from the change in control payments.

6. Mr. Chand

Mr. Chand’s employment with EFH Corp. terminated in October 2009. Under the terms of his Severance Agreement, EFH Corp. provided Mr. Chand a severance payment which consisted of a lump sum cash payment of (i) $1,485,000, representing the cash severance that was due under his employment agreement and (ii) $600,000 related to his deferred share agreement.

Excise Tax Gross-Ups

Pursuant to their employment agreements, if any of our Named Executive Officers would be subject to the imposition of the excise tax imposed by Section 4999 of the Code, related to the executive’s employment, but the imposition of such tax could be avoided by approval of our shareholders as described in Section 280G(b)(5)(B) of the Code, then such executive may cause EFH Corp. to seek such approval, in which case EFH Corp. will use its reasonable best efforts to cause such approval to be obtained and such executive will cooperate and execute such waivers as may be necessary so that such approval avoids imposition of any excise tax under Section 4999. If such executive fails to cause EFH Corp. to seek such approval or fails to cooperate and execute the waivers necessary in the approval process, such executive shall not be entitled to any gross-up payment for any resulting tax under Section 4999.

Recent Compensation Developments

Mr. Paul Keglevic, EFH Corp.’s Chief Financial Officer, recently forfeited his rights to the deferred shares granted to him in July 2008. Additionally, on July 28, 2010, the Organization and Compensation Committee of the Board of Directors of EFH Corp. approved certain changes to Mr. Keglevic’s compensation arrangement. Pursuant to the new arrangement, Mr. Keglevic will receive 225,000 shares of EFH Corp.’s common stock if he is employed by EFH Corp. on September 30, 2012. If Mr. Keglevic’s employment with EFH Corp. terminates for any reason prior to September 30, 2012 (other than for “cause” or without “good reason”), he will also be entitled to receive the 225,000 shares. If Mr. Keglevic receives the 225,000 shares in accordance with the terms of his new arrangement, he has the right to sell the shares to EFH Corp. for $3,140,000, at any time during the period beginning on September 30, 2012 and ending on the sixtieth business day following his termination of employment (or, in the event Mr. Keglevic receives the shares upon his termination of employment, at any time during the period ending on the sixtieth business day following his termination of employment).

Compensation Committee Interlocks and Insider Participation

There are no relationships among our executive officers, members of the O&C Committee or entities whose executives served on the O&C Committee that required disclosure under applicable SEC rules and regulations. For a description of related person transactions involving members of the O&C Committee, see “Related Person Transactions.”

Director Compensation

The table below sets forth information regarding the aggregate compensation paid to the members of the Board during the year ended December 31, 2009. Directors who are officers of EFH Corp. or members of the Sponsor Group (or their respective affiliates) do not receive any fees for service as a director. EFH Corp. reimburses directors for certain reasonable expenses incurred in connection with their services as directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Arcilia C. Acosta (1)	150,000	100,000	—	250,000
David Bonderman	—	—	—	—
Donald L. Evans (2)	2,000,000	425,000	0	2,425,000
Thomas D. Ferguson	—	—	—	—
Frederick M. Goltz	—	—	—	—
James R. Huffines (1)(3)	150,000	100,000	900,000	1,150,000
Scott Lebovitz	—	—	—	—
Jeffrey Liaw	—	—	—	—
Marc S. Lipschultz	—	—	—	—
Michael MacDougall	—	—	—	—
Lyndon L. Olson, Jr. (1)(3)	150,000	100,000	900,000	1,150,000
Kenneth Pontarelli	—	—	—	—
William K. Reilly (1)	150,000	100,000	0	250,000
Jonathan D. Smidt	—	—	—	—
John F. Young	—	—	—	—
Kneeland Youngblood (1)	150,000	100,000	0	250,000

(1)	Ms. Acosta and Messrs. Huffines, Olson, Reilly and Youngblood receive $150,000 annually and an annual equity award (paid in shares of EFH Corp. common stock) valued at $100,000 (the grant date fair value) for their service as a director.

(2)	In May 2008, EFH Corp. entered into a consulting agreement with Mr. Evans, pursuant to which he received the following compensation:

1.	An annual fee of $2,000,000; and
2.	200,000 shares of restricted stock, half of which vested during 2009, 50,000 shares at $5.00 per share and 50,000 shares at $3.50 per share. The value of the shares that vested during 2009 is reported in the table above under the heading “Stock Awards”.

Under the consulting agreement, Mr. Evans also received options to purchase 600,000 shares of EFH Corp.’s common stock at an exercise price of $5.00 per share. As a result, there should have been an “Option Awards” column in last year’s Director Compensation table and it should have included $551,250 as the grant date fair value for the options granted to Mr. Evans in May 2008 based upon rules for valuing stock option awards as they existed last year. The consulting agreement had a term running through October 2009. In February 2010, EFH Corp. entered into a new consulting agreement with Mr. Evans effective retroactively to October 10, 2009, pursuant to which Mr. Evans is entitled to receive an annual fee of $2,000,000. The term of the new consulting agreement expires in October 2012.

(3)	In December 2007, EFH Corp. entered into consulting agreements with Messrs. Huffines and Olson. As compensation for their consulting services, they received annual fees of $225,000, in addition to their standard director compensation described above. The amounts earned pursuant to these consulting agreements in 2009 are reflected above in the “All Other Compensation” column. In November 2009, the consulting agreements with Messrs. Huffines and Olson were terminated. In January 2010, Messrs. Huffines and Olson were each paid a $675,000 bonus for their exemplary efforts and past performance while serving as consultants.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table presents information concerning stock-based compensation plans as of December 31, 2009. (See Note 22 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (a)
Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders	62,289,801	$4.61	9,710,199

	62,289,801	$4.61	9,710,199

Note:	Includes 49.8 million stock options with a weighted average exercise price of $4.63.

Includes 4.0 million vested and unvested restricted shares, deferred shares and stock granted to directors as part of their compensation plan.

Beneficial Ownership of Common Stock of Energy Future Holdings Corp.

The following table lists the number of shares of common stock of EFH Corp. beneficially owned by each director and certain current and former executive officers of EFH Corp. and the holders of more than 5% of EFH Corp.’s common stock as of June 1, 2010.

Name	Number of Shares Beneficially Owned	Percent of Class
Texas Energy Future Holdings Limited Partnership (1)	1,657,600,000	98.32%
Arcilia C. Acosta (2)	100,770	*
David Bonderman (3)	1,657,600,000	98.32%
Donald L. Evans (4)	1,000,000	*
Thomas D. Ferguson (5)	1,657,600,000	98.32%
Frederick M. Goltz (6)	1,657,600,000	98.32%
James R. Huffines	390,770	*
Scott Lebovitz (5)	1,657,600,000	98.32%
Jeffrey Liaw (3)	1,657,600,000	98.32%
Marc S. Lipschultz (6)	1,657,600,000	98.32%
Michael MacDougall (3)	1,657,600,000	98.32%
Lyndon L. Olson, Jr.	250,770	*
Kenneth Pontarelli (5)	1,657,600,000	98.32%
William K. Reilly	230,770	*
Jonathan D. Smidt (6)	1,657,600,000	98.32%
John F. Young (7)	3,637,009	*
Kneeland Youngblood	170,770	*
James A. Burke (8)	1,307,500	*
David A. Campbell (9)	1,900,000	*
M. Rizwan Chand	0	*
Paul M. Keglevic (10)	1,100,000	*
Robert C. Walters (11)	700,000	*
All directors and current executive officers as a group (26 persons)	1,672,880,359	99.23%

*	Less than 1%.

(1)	Texas Holdings beneficially owns 1,657,600,000 shares of EFH Corp. The sole general partner of Texas Holdings is Texas Energy Future Capital Holdings LLC (Texas Capital), which, pursuant to the Amended and Restated Limited Partnership Agreement of Texas Holdings, has the right to vote all of the EFH Corp. shares owned by Texas Holdings. The address of both Texas Holdings and Texas Capital is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(2)	Shares held in a family limited partnership, ACA Family LP.

(3)

Includes the 1,657,600,000 shares owned by Texas Holdings, over which TPG Partners V, L.P., TPG Partners IV, L.P., TPG FOF V-A, L.P. and TPG FOF V-B, L.P. (TPG Entities) may be deemed, as a result of their ownership of 27.01% of Texas Capital’s outstanding units and certain provisions of Texas Capital’s Amended and Restated Limited Liability Company Agreement (TC LLC Agreement), to have shared voting or dispositive power. The ultimate general partners of the TPG Entities are TPG Advisors IV, Inc. and TPG Advisors V, Inc. David Bonderman and James Coulter are the sole shareholders and directors of TPG Advisors IV Inc. and TPG Advisors V Inc., and therefore, Messrs. Bonderman and Coulter, TPG Advisors IV Inc. and TPG Advisors V Inc. may each be deemed to beneficially own the shares held by the TPG Entities. Messrs. Bonderman, Liaw and MacDougall are managers of Texas Capital. By virtue of their position in relation to Texas Capital and the TPG Entities, Messrs. Bonderman, Liaw and MacDougall may be deemed to have beneficial ownership with respect to the shares of EFH Corp. common stock owned by

Texas Holdings. Each of Messrs. Liaw and MacDougall disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in those shares. The address of each entity and individual listed in this footnote is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(4)	Includes 600,000 shares issuable upon exercise of vested options.

(5)	Includes the 1,657,600,000 shares owned by Texas Holdings, over which GS Capital Partners VI Fund, L.P., GSCP VI Offshore TXU Holdings, L.P., GSCP VI Germany TXU Holdings, L.P., GS Capital Partners VI Parallel, L.P., GS Global Infrastructure Partners I, L.P., GS Infrastructure Offshore TXU Holdings, L.P. (GSIP International Fund), GS Institutional Infrastructure Partners I, L.P., Goldman Sachs TXU Investors L.P. and Goldman Sachs TXU Investors Offshore Holdings, L.P. (collectively, Goldman Entities) may be deemed, as a result of their ownership of 27.02% of Texas Capital’s outstanding units and certain provision of the TC LLC Agreement, to have shared voting or dispositive power. Affiliates of The Goldman Sachs Group, Inc. (Goldman Sachs) are the general partner, managing general partner or investment manager of each of the Goldman Entities, and each of the Goldman Entities shares voting and investment power with certain of their respective affiliates. Each of Goldman Sachs and the Goldman Entities disclaims beneficial ownership of such shares of common stock except to the extent of its pecuniary interest therein. Messrs. Ferguson, Lebovitz and Pontarelli are managers of Texas Capital and executives with affiliates of Goldman Sachs. By virtue of their position in relation to Texas Capital and the Goldman Entities, Messrs. Ferguson, Lebovitz and Pontarelli may be deemed to have beneficial ownership with respect to the shares of EFH Corp. common stock owned by Texas Holdings. Each of Messrs. Ferguson, Lebovitz and Pontarelli disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in those shares. The address of each entity and individual listed in this footnote is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

(6)	Includes the 1,657,600,000 shares owned by Texas Holdings, over which KKR 2006 Fund L.P., KKR PEI Investments, L.P., KKR Partners III, L.P., KKR North American Co-Invest Fund I L.P. and TEF TFO Co-Invest, LP (KKR Entities) may be deemed, as a result of their ownership of 37.05% of Texas Capital’s outstanding units and certain provision of the TC LLC Agreement, to have shared voting or dispositive power. The KKR Entities disclaim beneficial ownership of any shares of our common stock in which they do not have a pecuniary interest. Messrs. Goltz, Lipschultz and Smidt are managers of Texas Capital and executives of Kohlberg Kravis Roberts & Co. L.P. By virtue of their position in relation to Texas Capital and the KKR Entities, Messrs. Goltz, Lipschultz and Smidt may be deemed to have beneficial ownership with respect to the shares of EFH Corp. common stock owned by Texas Holdings. Each of Messrs. Goltz, Lipschultz and Smidt disclaims beneficial ownership of such shares except to the extent of their pecuniary interest in those shares. The address of each entity and individual listed in this footnote is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019.

(7)	Includes 2,625,000 shares issuable upon exercise of vested options.

(8)	Includes 450,000 deferred shares which, in accordance with the terms of the Deferred Share Agreement, will be settled in shares of EFH Corp. common stock upon the earlier of termination of employment or a change in control of EFH Corp. and 857,500 shares issuable upon exercise of vested options.

(9)	Includes 500,000 deferred shares which, in accordance with the terms of the Deferred Share Agreement, will be settled in shares of EFH Corp. common stock upon the earlier of termination of employment or a change in control of EFH Corp. and 1,400,000 shares issuable upon exercise of vested options.

(10)	Includes 225,000 deferred shares which, in accordance with the terms of the Deferred Share Agreement, will be settled in shares of EFH Corp. common stock upon the earlier of termination of employment or a change in control of EFH Corp. and 875,000 shares issuable upon exercise of vested options.

(11)	Includes 700,000 shares issuable upon exercise of vested options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS,

DIRECTOR INDEPENDENCE

Policies and Procedures Relating to Related Party Transactions

The Board has adopted a policy regarding related person transactions. Under this policy, a related person transaction shall be consummated or shall continue only if:

1.	the Audit Committee of the Board approves or ratifies such transaction in accordance with the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party;

2.	the transaction is approved by the disinterested members of the Board or the Executive Committee; or

3.	the transaction involves compensation approved by the Organization and Compensation Committee of the Board.

For purposes of this policy, the term “related person” includes EFH Corp.’s directors, executive officers, 5% shareholders and their immediate family members. “Immediate family members” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law or any person (other than a tenant or employee) sharing the household of a director, executive officer or 5% shareholder.

A “related person transaction” is a transaction between EFH Corp. or its subsidiaries and a related person, other than the types of transactions described below, which are deemed to be pre-approved by the Audit Committee of the Board:

1.	any compensation paid to a director if the compensation is required to be reported under Item 402 of Regulation S-K of the Securities Act;

2.	any transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s ownership interests;

3.	any charitable contribution, grant or endowment by EFH Corp. to a charitable organization, foundation or university at which a related person’s only relationship is as an employee (other than an executive officer) or director;

4.	transactions where the related person’s interest arises solely from the ownership of EFH Corp.’s equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis;

5.	transactions involving a related party where the rates or charges involved are determined by competitive bids;

6.	any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, as rates or charges fixed in conformity with law or governmental authority;

7.	any transaction with a related party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar service;

8.	transactions available to all employees or customers generally (unless required to be disclosed under Item 404 of Regulation S-K of the Securities Act, if applicable);

9.	transactions involving less than $100,000 when aggregated with all similar transactions;

10.	transactions between EFH Corp. and its subsidiaries or between subsidiaries of EFH Corp.;

11.	transactions not required to be disclosed under Item 404 of Regulation S-K under the Securities Act of 1933, and

12.	open market purchases of the EFH Corp. or its subsidiaries’ debt or equity securities and interest payments on such debt.

The Board has determined that it is appropriate for the Audit Committee of the Board to review and approve or ratify related person transactions. Accordingly, at least annually, management reviews related person transactions to be entered into by EFH Corp. or its subsidiaries, if any. After review, the Audit Committee of the Board approves/ratifies or disapproves such transactions. Management updates the Audit Committee of the Board as to any material changes to such related person transactions. In unusual circumstances, EFH Corp. or its subsidiaries may enter into related person transactions in advance of receiving approval, provided that such related person transactions are reviewed and ratified as soon as reasonably practicable by the Audit Committee of the Board. If the Audit Committee of the Board determines not to ratify such transactions, EFH Corp. shall make all reasonable efforts to cancel or otherwise terminate such transactions.

The related person transactions described below under “Related Person Transactions—Business Affiliations,” were ratified by the Audit Committee of the Board pursuant to the policy described above. All other related person transactions were approved prior to the Board’s adoption of this policy, but were approved by either the Board or its Executive Committee. Transactions described below under “Related Person Transactions—Transactions with Sponsor Affiliates” are not related person transactions under the EFH Corp. policy because they are not with a director, executive officer, 5% shareholder or any of their immediate family members, but are described in the interest of greater disclosure.

Related Person Transactions

Limited Partnership Agreement of Texas Energy Future Holdings Limited Partnership; Limited Liability Company Agreement of Texas Energy Future Capital Holdings LLC

The Sponsor Group and certain investors who agreed to co-invest with the Sponsor Group or through a vehicle jointly controlled by the Sponsor Group to provide equity financing for the Merger (Co-Investors) entered into (i) a limited partnership agreement (LP Agreement) in respect of EFH Corp.’s parent company, Texas Holdings and (ii) the LLC Agreement in respect of Texas Holdings’ sole general partner, Texas Capital. The LP Agreement provides that Texas Capital has the right to vote or execute consents with respect to any shares of EFH Corp.’s common stock owned by Texas Holdings. The LLC Agreement and LP Agreement contain agreements among the parties with respect to the election of EFH Corp.’s directors, restrictions on the issuance or transfer of interests in EFH Corp., including tag-along rights and drag-along rights, and other corporate governance provisions (including the right to approve various corporate actions).

The LLC Agreement provides that Texas Capital and its members will take all action required to ensure that the managers of Texas Capital are also members of EFH Corp.’s Board. Pursuant to the LLC Agreement each of (i) KKR 2006 Fund L.P. and affiliated investment funds, (ii) TPG Partners V, L.P. and affiliated investment funds and (iii) certain funds affiliated with Goldman Sachs, has the right to designate three managers of Texas Capital. These rights are subject to maintenance of certain investment levels in Texas Holdings.

Registration Rights Agreement

The Sponsor Group and the Co-Investors entered into a registration rights agreement with EFH Corp. upon completion of the Merger. Pursuant to this agreement, in certain circumstances, the Sponsor Group can cause EFH Corp. to register shares of EFH Corp.’s common stock owned directly or indirectly by them under the Securities Act. In certain circumstances, the Sponsor Group and the Co-Investors are also entitled to participate on a pro rata basis in any registration of EFH Corp.’s common stock under the Securities Act that it may undertake. In 2008 and 2009, Ms. Acosta and Messrs. Evans, Huffines, Olson, Reilly and Youngblood, each of whom are members of our Board, and Messrs. Young, Greene, Campbell, Walters, Burke, Keglevic, McFarland, Enze, Kaplan and Landy, each of whom are executive officers of EFH Corp., became parties to this agreement.

Management Services Agreement

In October 2007, in connection with the Merger, the Sponsor Group and Lehman Brothers Inc. entered into a management agreement with EFH Corp. (Management Agreement), pursuant to which affiliates of the Sponsor Group provide management, consulting, financial and other advisory services to EFH Corp. Pursuant to the Management Agreement, affiliates of the Sponsor Group are entitled to receive an aggregate annual management fee of $35 million, which amount increases 2% annually, and reimbursement of out-of-pocket expenses incurred in connection with the provision of services pursuant to the Management Agreement. The Management Agreement will continue in effect from year to year, unless terminated upon a change of control of EFH Corp. or in connection with an initial public offering of EFH Corp. or if the parties thereto mutually agree to terminate the Management Agreement. Pursuant to the Management Agreement, affiliates of the Sponsor Group and Lehman Brothers Inc. were paid transaction fees of $300 million for certain services provided in connection with the Merger and related transactions. In addition, the Management Agreement provides that the Sponsor Group will be entitled to receive a fee equal to a percentage of the gross transaction value in connection with certain subsequent financing, acquisition, disposition, merger combination and change of control transactions, as well as a termination fee based on the net present value of future payment obligations under the Management Agreement in the event of an initial public offering or under certain other circumstances. Under terms of the Management Agreement, EFH Corp. paid $36 million, inclusive of expenses, to the Sponsor Group during 2009.

Indemnification Agreement

Concurrently with entering into the Management Agreement, the Sponsor Group, Texas Holdings and EFH Corp. entered into an indemnification agreement (Indemnification Agreement), pursuant to which EFH Corp. and Texas Holdings agree to indemnify the Sponsor Group and their affiliates against any claims relating to (i) certain securities and financing transactions relating to the Merger, (ii) the performance of transaction services pursuant to the Management Agreement, (iii) actions or failures to act by EFH Corp., Texas Holdings, Texas Capital or their subsidiaries or affiliates (collectively, Company Group), (iv) service as an officer or director of, or at the request of, any member of the Company Group, and (v) any breach or alleged breach of fiduciary duty as a director or officer of any member of the Company Group.

Sale Participation Agreement

Ms. Acosta and Messrs. Evans, Huffines, Olson, Reilly and Youngblood, each of whom are members of our Board, and each of our executive officers have entered into sale participation agreements with EFH Corp. Pursuant to the terms of these agreements, among other things, shares of EFH Corp.’s common stock held by these individuals are subject to tag-along and drag-along rights in the event of a sale by the Sponsor Group of shares of EFH Corp.’s common stock held by the Sponsor Group.

Certain Charter Provisions

EFH Corp.’s restated certificate of formation contains provisions limiting directors’ obligations in respect of corporate opportunities.

Management Stockholders’ Agreement

Subject to a management stockholders’ agreement, certain members of management, including EFH Corp.’s directors, executive officers, along with other members of management, elected to invest in EFH Corp. by contributing cash or common stock, or a combination of both, to EFH Corp. prior to or following the Merger and receiving common stock in EFH Corp. in exchange therefore. The net aggregate amount of this investment as of December 31, 2009 is approximately $42.6 million. The management stockholders’ agreement creates certain rights and restrictions on these shares of common stock, including transfer restrictions and tag-along, drag-along, put, call and registration rights in certain circumstances.

Director Stockholders’ Agreement

Certain members of our Board have entered into a stockholders’ agreement with EFH Corp. These stockholders’ agreements create certain rights and restrictions on the equity, including transfer restrictions and tag-along, drag-along, put, call and registration rights in certain circumstances.

Business Affiliations

Mr. Olson, a member of our board, has an ownership interest in two companies with which Oncor does business. These companies are Texas Meter and Device Company (TMD) and Metrum Technologies LLC (Metrum). Mr. Olson and his brother collectively directly own approximately 24% of TMD and indirectly own approximately 19% of Metrum. Both entities are majority owned by their chief executive officer. In 2009, Oncor paid TMD approximately $1.2 million and paid Metrum approximately $0.2 million. TMD tests Oncor’s high voltage personal protective equipment. Metrum provides Oncor with cellular-based wireless communications equipment for its meters. Oncor is Metrum’s largest customer. The business relationships with both TMD and Metrum commenced several years prior to Mr. Olson joining the Board.

Transactions with Sponsor Affiliates

TCEH has entered into the TCEH Senior Secured Facilities, and Oncor has entered into a revolving credit facility, each with syndicates of financial institutions and other lenders. These syndicates included affiliates of GS Capital Partners. These transactions were approved by the Board of Directors.

Affiliates of the Sponsor Group participated in the debt exchange offers completed in November 2009 by EFH Corp., EFIH and EFIH Finance to exchange new senior secured notes for certain EFH Corp. and TCEH notes (see Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for additional information). Goldman, Sachs & Co. and KKR Capital Markets LLC were paid customary fees in the amounts of $750,000 and $260,000, respectively, as compensation for their services as dealer managers in the debt exchange offers and TPG Capital, L.P. received a fee in the amount of $260,000 as compensation for the advisory services it rendered in connection with the debt exchange offers.

Also, Goldman, Sachs & Co. acted as an initial purchaser in EFH Corp.’s issuance of $500 million principal amount of senior secured notes completed in January 2010. (See Note 12 to EFH Corp.’s historical consolidated financial statements for the year ended December 31, 2009 for additional information.)

Affiliates of GS Capital Partners have from time to time engaged in commercial and investment banking and financial advisory transactions with EFH Corp. in the normal course of business. Affiliates of Goldman Sachs & Co. are party to certain commodity and interest rate hedging transactions with EFH Corp. in the normal course of business.

From time to time affiliates of the Sponsor Group may acquire debt or debt securities issued by EFH Corp. or its subsidiaries in open market transactions or through loan syndications.

Members of the Sponsor Group and/or their respective affiliates have from time to time entered into, and may continue to enter into, arrangements with us to use our products and services in the ordinary course of their business, which often result in revenues to us in excess of $120,000 annually. In addition, we have entered into, and may continue to enter into, arrangements with members of the Sponsor Group and/or their respective affiliates to use their products and services in the ordinary course of their business, which often result in revenues to members of the Sponsor Group or their respective affiliates in excess of $120,000 annually.

Director Independence

Though not formally considered by the Board because EFH Corp.’s common stock is not currently registered with the SEC or traded on any national securities exchange, based upon the listing standards for issuers of equity securities on the New York Stock Exchange, the national securities exchange upon which EFH Corp.’s common stock was traded prior to the Merger, only Ms. Acosta and Mr. Youngblood would be considered independent. Because of their relationships with the Sponsor Group or with EFH Corp. directly, none of the other directors would be considered independent. See “Certain Relationships and Related Party Transactions” and “Executive Compensation—Director Compensation” below. Accordingly, we believe that Ms. Acosta is the only member of the Organization and Compensation Committee who would meet the New York Stock Exchange’s independence requirements for issuers of equity securities. We believe that none of the members of EFH Corp.’s Governance and Public Affairs Committee would meet the New York Stock Exchange’s independence requirements for issuers of equity securities. Under the New York Stock Exchange’s audit committee independence requirement for issuers of debt securities, Messrs. Huffines and Youngblood and Ms. Acosta, who constitute the Audit Committee, are considered independent.

ANNEX C—INFORMATION RELATING TO EFIH AND EFIH FINANCE

Capitalized terms used in this Annex C and not

otherwise defined herein have the meanings ascribed to them in Annex A to this Prospectus

BUSINESS

EFIH is a Dallas, Texas-based holding company whose wholly-owned subsidiary, Oncor Holdings, holds a majority interest (approximately 80%) in Oncor. The business and strategy of Oncor is discussed below as it is representative of essentially all of the assets and earnings of EFIH. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Distribution revenues from TCEH represented 38% and 39% of total revenues for the years ended December 31, 2009 and 2008, respectively. EFIH is a direct, wholly-owned subsidiary of EFH Corp. See “Annex A-Definitions” for definition of terms and abbreviations, including the Merger. Because EFIH is managed as an integrated business, there are no separate reportable business segments.

References in this report to EFIH are to EFIH and/or its direct and indirect subsidiaries as apparent in the context.

Oncor Business and Strategy

Oncor’s transmission and distribution assets are located principally in the north-central, eastern and western parts of Texas. This territory has an estimated population in excess of seven million, about one-third of the population of Texas, and comprises 91 counties and over 400 incorporated municipalities, including Dallas/Fort Worth and surrounding suburbs, as well as Waco, Wichita Falls, Odessa, Midland, Tyler and Killeen. Oncor is not a seller of electricity, nor does it purchase electricity for resale. It provides transmission services to other electricity distribution companies, cooperatives and municipalities. It provides distribution services to REPs, which sell electricity to retail customers. Oncor’s transmission and distribution rates are regulated by the PUCT.

Oncor operates the largest transmission and distribution system in Texas, delivering electricity to approximately three million homes and businesses and operating more than 117,000 miles of transmission and distribution lines. Most of Oncor’s power lines have been constructed over lands of others pursuant to easements or along public highways, streets and rights-of-way as permitted by law. At June 30, 2010, Oncor had approximately 3,825 full-time employees, including approximately 690 employees under collective bargaining agreements.

EFH Corp. and Oncor have implemented certain structural and operational “ring-fencing” measures based on commitments made by Texas Holdings and Oncor to the PUCT that are intended to enhance the credit quality of Oncor Holdings and Oncor. These measures serve to mitigate Oncor’s and Oncor Holdings’ credit exposure to the Texas Holdings Group and to reduce the risk that the assets and liabilities of Oncor or Oncor Holdings would be substantively consolidated with the assets and liabilities of the Texas Holdings Group in the event of a bankruptcy of one or more of those entities. See Note 1 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for a description of the material features of these “ring-fencing” measures.

In November 2008, Oncor sold equity interests to Texas Transmission. Oncor also indirectly sold equity interests to certain members of its board of directors and its management team. Accordingly, after giving effect to all equity issuances, as of December 31, 2009, Oncor’s ownership was as follows: 80.03% held by Oncor Holdings and indirectly by EFH Corp., 19.75% held by Texas Transmission and 0.22% held indirectly by certain members of Oncor’s management and board of directors. See Note 7 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for additional details regarding the sales of equity interests.

Oncor’s Market (ERCOT statistics below were derived from information published by ERCOT)

Oncor operates within the ERCOT market. This market represents approximately 85% of electricity consumption in Texas. ERCOT is the regional reliability coordinating organization for member electricity systems in Texas and the system operator of the interconnected transmission grid for those systems. ERCOT is responsible for ensuring reliability, adequacy and security of the electric systems as well as nondiscriminatory access to transmission service by all wholesale market participants in the ERCOT region. ERCOT’s membership consists of more than 300 corporate and associate members, including electric cooperatives, municipal power agencies, independent generators, independent power marketers, transmission service providers and distribution services providers, independent REPs and consumers.

In 2009, hourly demand peaked at a record 63,400 MW. The ERCOT market has limited interconnections to other markets in the US, which currently limits potential imports into and exports out of the ERCOT market to 1,106 MW of generation capacity (or approximately 2% of peak demand). In addition, wholesale transactions within the ERCOT market are generally not subject to regulation by the FERC.

The ERCOT market operates under the reliability standards adopted and enforced by NERC and the TRE. The PUCT has primary jurisdiction over the ERCOT market to ensure the adequacy and reliability of power supply across Texas’s main interconnected transmission grid. Oncor, along with other owners of transmission and distribution facilities in Texas, assists the ERCOT independent system operator in its operations. Oncor has planning, design, construction, operation and maintenance responsibility for the portion of the transmission grid and for the load-serving substations it owns, primarily within its certificated distribution service area. Oncor participates with the ERCOT independent system operator and other ERCOT utilities in obtaining regulatory approvals and planning, designing and constructing new transmission lines in order to remove existing constraints and interconnect generation on the ERCOT transmission grid. The transmission lines are necessary to meet reliability needs, support renewable energy production and increase bulk power transfer capability.

Oncor’s Strategies

Oncor focuses on delivering electricity in a safe and reliable manner, minimizing service interruptions and investing in its transmission and distribution infrastructure to maintain its system, serve its growing customer base with a modernized grid and support renewable energy production.

Oncor believes that building and leveraging upon opportunities to scale its operating advantage and technology programs enables Oncor to create value by eliminating duplicative costs, efficiently managing supply costs, and building and standardizing distinctive process expertise over a larger grid. Scale also allows Oncor to take part in large capital investments in its transmission and distribution system, with a smaller fraction of overall capital at risk and with an enhanced ability to streamline costs. Oncor’s growth strategies are to invest in technology upgrades, including advanced metering systems and energy efficiency initiatives, and to construct new transmission and distribution facilities to meet the needs of the growing Texas market and support renewable energy production. Oncor and other transmission and distribution businesses in ERCOT benefit from regulatory capital recovery mechanisms known as “capital trackers” that Oncor believes enable adequate and timely recovery of transmission and advanced metering investments through its regulated rates.

Oncor’s Operations

Performance—Oncor achieved market-leading electricity delivery performance in nine out of 12 key PUCT market metrics in 2009. These metrics measure the success of transmission and distribution companies in facilitating customer transactions in the competitive Texas electricity market. Two additional metrics for expedited switching have been added by the PUCT in 2010.

Investing in Infrastructure and Technology—In 2009, Oncor invested $1.0 billion in its network to construct, rebuild and upgrade transmission lines and associated facilities, to extend the distribution infrastructure, and to pursue certain initiatives in infrastructure maintenance and information technology.

Reflecting its commitment to infrastructure, in September 2008, Oncor and several other ERCOT utilities filed with the PUCT a plan to participate in the construction of transmission improvements designed to interconnect existing and future renewable energy facilities to transmit electricity from Competitive Renewable Energy Zones (CREZs) identified by the PUCT. In 2009, the PUCT awarded approximately $1.3 billion of CREZ construction projects to Oncor. The projects involve the construction of transmission lines to support the transmission of electricity from renewable energy sources, principally wind generation facilities, in west Texas to population centers in the eastern part of the state. The cost estimates for the CREZ construction projects are based upon analyses prepared by ERCOT in April 2008. Based on the selection of final routes for the three default and nine priority projects and identification of additional costs not included in the original ERCOT estimate (e.g., wind interconnection facilities and required modification to existing facilities), Oncor estimates that the cost of these projects will exceed ERCOT estimates by approximately $220 million. Final routes for five subsequent projects have not yet been selected by the PUCT. As of June 30, 2010, Oncor’s CREZ-related capital expenditures totaled $217 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulation and Rates.”

Oncor’s technology upgrade initiatives include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. The advanced meters can be read remotely, rather than by a meter reader physically visiting the location of each meter. Advanced meters facilitate automated demand side management, which allows consumers to monitor the amount of electricity they are consuming and adjust their electricity consumption habits. As of June 30, 2010, Oncor has installed approximately 1.085 million advanced digital meters. As the new meters are integrated, Oncor reports 15-minute interval, billing-quality electricity consumption data to ERCOT for Texas market settlement purposes. The data makes it possible for REPs to support new programs and pricing options. In addition to the potential energy efficiencies from advanced metering, Oncor expects to invest over $300 million ($100 million in excess of regulatory requirements) over the five years ending in 2012 in programs designed to improve customer electricity demand efficiencies. As of December 31, 2009, Oncor has invested $125 million in these programs, including $67 million in 2009, and 22% of the amount in excess of regulatory requirements has been spent.

In a stipulation with several parties that was approved by the PUCT, Oncor committed to a variety of actions, including minimum capital spending of $3.6 billion over the five-year period ending December 31, 2012, subject to certain defined conditions. Approximately 50% of this total was spent as of December 31, 2009. This spending does not include the CREZ facilities.

Electricity Transmission—Oncor’s electricity transmission business is responsible for the safe and reliable operations of its transmission network and substations. These responsibilities consist of the construction and maintenance of transmission facilities and substations and the monitoring, controlling and dispatching of high-voltage electricity over Oncor’s transmission facilities in coordination with ERCOT.

Oncor is a member of ERCOT, and its transmission business actively assists the operations of ERCOT and market participants. Through its transmission business, Oncor participates with ERCOT and other member utilities to plan, design, construct and operate new transmission lines, with regulatory approval, necessary to maintain reliability, interconnect to merchant generation facilities, increase bulk power transfer capability and minimize limitations and constraints on the ERCOT transmission grid.

Transmission revenues are provided under tariffs approved by either the PUCT or, to a small degree related to an interconnection to other markets, the FERC. Network transmission revenues compensate Oncor for delivery of electricity over transmission facilities operating at 60 kV and above. Other services offered by Oncor through its transmission business include, but are not limited to: system impact studies, facilities studies, transformation service and maintenance of transformer equipment, substations and transmission lines owned by other parties.

Provisions of the 1999 Restructuring Legislation allow Oncor to annually update its transmission rates to reflect changes in invested capital. These “capital tracker” provisions encourage investment in the transmission system to help ensure reliability and efficiency by allowing for timely recovery of and return on new transmission investments.

At December 31, 2009, Oncor’s transmission facilities includes approximately 5,173 circuit miles of 345-kV transmission lines and approximately 9,954 circuit miles of 138-and 69-kV transmission lines. Sixty-two generation facilities totaling 36,165 MW are directly connected to Oncor’s transmission system, and 277 transmission stations and 702 distribution substations are served from Oncor’s transmission system.

At December 31, 2009, Oncor’s transmission facilities have the following connections to other transmission grids in Texas:

	Number of Interconnected Lines
Grid Connections	345kV	138kV	69kV
Centerpoint Energy Inc.	8	—	—
American Electric Power Company, Inc (a)	4	7	12
Lower Colorado River Authority	6	20	3
Texas Municipal Power Agency	8	6	—
Texas New Mexico Power	2	9	11
Brazos Electric Power Cooperative	4	104	20
Rayburn Country Electric Cooperative	—	32	7
City of Georgetown	—	2	—
Tex-La Electric Cooperative	—	11	1
Other small systems operating wholly within Texas	—	3	2

(a)	One of the 345-kV lines is an asynchronous high-voltage direct current connection with the Southwest Power Pool.

Electricity Distribution—Oncor’s electricity distribution business is responsible for the overall safe and efficient operation of distribution facilities, including electricity delivery, power quality and system reliability. These responsibilities consist of the ownership, management, construction, maintenance and operation of the distribution system within Oncor’s certificated service area. Oncor’s distribution system receives electricity from the transmission system through substations and distributes electricity to end-users and wholesale customers through approximately 3,097 distribution feeders.

The Oncor distribution system includes over 3.1 million points of delivery. Over the past five years, the number of distribution system points of delivery served by Oncor, excluding lighting sites, grew an average of approximately 1.26% per year, adding approximately 24,689 points of delivery in 2009.

The Oncor distribution system consists of approximately 56,260 miles of overhead primary conductors, approximately 21,587 miles of overhead secondary and street light conductors, approximately 15,352 miles of underground primary conductors and approximately 9,528 miles of underground secondary and street light conductors. The majority of the distribution system operates at 25-kV and 12.5-kV.

Distribution rates for residential and small commercial users are based on actual monthly consumption (kWh), and rates for large commercial and industrial users are based on the greater of actual monthly demand (kW) or 80% of peak monthly demand during the prior eleven months.

Customers—Oncor’s transmission customers consist of municipalities, electric cooperatives and other distribution companies. Oncor’s distribution customers consist of 80 REPs in Oncor’s certificated service area, including TCEH. Distribution revenues from TCEH represented 38% of Oncor’s total revenues for 2009, and revenues from subsidiaries of Reliant Energy, Inc., each of which is a non-affiliated REP, represented 14% of Oncor’s total revenues for 2009. No other customer represented more than 10% of Oncor’s total operating revenues. The consumers of the electricity delivered by Oncor are free to choose their electricity supplier from REPs who compete for their business.

Seasonality—The revenues and results of operations of Oncor are subject to seasonality, weather conditions and other electricity usage drivers, with revenues being highest in the summer.

Regulation and Rates—As its operations are wholly within Texas, Oncor believes that it is not a public utility as defined in the Federal Power Act and, as a result, it is not subject to general regulation under this act although it is subject to national and regional reliability standards adopted and enforced by NERC and the TRE.

The PUCT has original jurisdiction over transmission and distribution rates and services in unincorporated areas and in those municipalities that have ceded original jurisdiction to the PUCT and has exclusive appellate jurisdiction to review the rate and service orders and ordinances of municipalities. Generally, PURA prohibits the collection of any rates or charges by a public utility (as defined by PURA) that does not have the prior approval of the appropriate regulatory authority (PUCT or municipality with original jurisdiction). In accordance with a stipulation approved by the PUCT, Oncor filed a rate case with the PUCT in June 2008, based on a test year ended December 31, 2007. In August 2009, the PUCT issued a final order with respect to the rate review as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Regulation and Rates.”

At the state level, PURA, as amended, requires owners or operators of transmission facilities to provide open-access wholesale transmission services to third parties at rates and terms that are nondiscriminatory and comparable to the rates and terms of the utility’s own use of its system. The PUCT has adopted rules implementing the state open-access requirements for utilities that are subject to the PUCT’s jurisdiction over transmission services, such as Oncor.

Securitization Bonds—EFIH’s consolidated financial statements include its indirect, bankruptcy-remote financing subsidiary, Oncor Electric Delivery Transition Bond Company LLC. This financing subsidiary was organized for the limited purpose of issuing specified transition bonds in 2003 and 2004. Oncor Electric Delivery Transition Bond Company LLC issued $1.3 billion principal amount of securitization (transition) bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002.

Environmental Regulations and Related Considerations

Water

The TCEQ and the EPA have jurisdiction over water discharges (including storm water) from facilities in Texas. Facilities of Oncor are presently in material compliance with applicable state and federal requirements relating to discharge of pollutants into the water. Oncor holds all required waste water discharge permits from the TCEQ for facilities in operation and has applied for or obtained necessary permits for facilities under construction. Oncor believes it can satisfy the requirements necessary to obtain any required permits or renewals. Recent changes to federal rules pertaining to Spill Prevention, Control and Countermeasure (SPCC) plans for oil-filled electrical equipment and bulk storage facilities for oil will require updating of certain facilities. Oncor has determined that SPCC plans will be required for certain substations, work centers and distribution systems by November 10, 2010, and it is currently compiling data for development of these plans.

Solid Waste

Treatment, storage and disposal of solid waste and hazardous waste are regulated at the state level under the Texas Solid Waste Disposal Act and at the federal level under the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act. The EPA has issued regulations under the Resource Conservation and Recovery Act of 1976 and the Toxic Substances Control Act, and the TCEQ has issued regulations under the Texas Solid Waste Disposal Act applicable to facilities of Oncor. Oncor is in compliance with applicable solid and hazardous waste regulations.

Environmental Capital Expenditures

Oncor’s capital expenditures for environmental matters were $7 million in 2009 and are expected to be approximately $8 million in 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

The following discussion and analysis of EFIH’s financial condition and results of operations as of and for the three and six months ended June 30, 2010 and 2009 was included in EFIH’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on August 2, 2010 (the “2nd Quarter MD&A”). The 2nd Quarter MD&A should be read in conjunction with EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 and the notes to those statements. The 2nd Quarter MD&A should also be read in conjunction with the disclosure set forth in “Summary—Recent Developments” beginning on page 14 of this Prospectus, which provides material updates to certain of the information contained in the 2nd Quarter MD&A. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Year Ended December 31, 2009” below for a discussion and analysis of EFIH’s financial condition and results of operations as of and for the year ended December 31, 2009.

Business

EFIH is a Dallas, Texas-based holding company whose wholly-owned subsidiary, Oncor Holdings, holds a majority interest (approximately 80%) in Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Intermediate Holding is a direct, wholly-owned subsidiary of EFH Corp. Because EFIH is managed as an integrated business, there are no separate reportable business segments. Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor Holdings and Oncor. See Notes 1 and 2 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 for a description of the material features of these “ring-fencing” measures and for a discussion of the deconsolidation of Oncor (and its majority owner, Oncor Holdings) as the result of a change in accounting principles.

Significant Activities and Events

July 2010 Debt Exchange Offers—See Note 3 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 for discussion of debt exchange offers commenced in July 2010.

Oncor Technology Initiatives—Oncor continues to invest in technology initiatives that include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. The advanced meters can be read remotely, rather than by a meter reader physically visiting the location of each meter. Advanced meters facilitate automated demand side management, which allows consumers to monitor the amount of electricity they are consuming and adjust their electricity consumption habits.

As of June 30, 2010, Oncor has installed approximately 1,085,000 advanced digital meters, including approximately 425,000 during the six months ended June 30, 2010. As the new meters are integrated, Oncor reports 15-minute interval, billing-quality electricity consumption data to ERCOT for Texas market settlement purposes. The data makes it possible for REPs to support new programs and pricing options. Cumulative capital expenditures for the deployment of the advanced meter system totaled $277 million as of June 30, 2010, including $81 million in 2010. Oncor expects to complete installations of all 3 million meters by the end of 2012.

Oncor Matters with the PUCT—See discussion of these matters, including the awarded construction of CREZ-related transmission lines, below under “Regulation and Rates.”

RESULTS OF OPERATIONS

Financial Results—Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009

Interest income was $3 million in 2010 compared to zero in 2009. The increase reflected interest on investments in long-term debt of affiliates (see Note 6 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010).

Interest expense and related charges increased $7 million, or 10%, to $76 million in 2010. The increase reflected the issuance of the EFIH notes in November 2009 and additional debt pushed down from EFH Corp. (see Note 3 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010).

Income tax benefit totaled $25 million in 2010 compared to $23 million in 2009. The effective rate on pretax income was 34.2% and 33.3% in 2010 and 2009, respectively.

Equity in earnings of unconsolidated subsidiary (net of tax) totaled $59 million in 2010 compared to $66 million in 2009 reflecting a $6 million decline (which is before the effect of noncontrolling interests) in Oncor’s net income. The decrease was driven by timing differences in recognizing increased revenues and expenses resulting from Oncor’s August 2009 rate case order.

Net income decreased $9 million to $11 million in 2010 reflecting decreased equity in earnings of Oncor Holdings and increased net interest expense.

Financial Results—Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

Interest income was $4 million in 2010 compared to zero in 2009. The increase reflected interest on investments in long-term debt of affiliates (see Note 6 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010).

Interest expense and related charges increased $13 million, or 9%, to $150 million in 2010. The increase reflected the issuance of the EFIH notes in November 2009 and additional debt pushed down from EFH Corp. (see Note 3 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010).

Income tax benefit totaled $49 million in 2010 compared to $46 million in 2009. The effective rate on pretax income was 33.6% in both periods.

Equity in earnings of unconsolidated subsidiary (net of tax) totaled $122 million in 2010 compared to $112 million in 2009 reflecting a $15 million increase (which is before the effect of noncontrolling interests) in Oncor’s net income. The increase was driven by the effects of higher average consumption on revenues, primarily due to colder winter weather, partially offset by timing differences in recognizing increased revenues and expenses resulting from Oncor’s 2009 rate case order.

Net income increased $4 million to $25 million in 2010 reflecting increased equity in earnings of Oncor Holdings, partially offset by increased net interest expense.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows—Cash provided by operating activities totaled $85 million and $58 million for the six months ended June 30, 2010 and 2009, respectively, and consisted of dividends received from Oncor Holdings.

Cash used in financing activities totaled $5 million in 2010 compared to $58 million in 2009 with the $53 million decrease driven by reduced distributions to EFH Corp. The activity reflected:

	Six Months Ended June 30,
	2010	2009
Advances from EFH Corp.	$4	$—
Distributions to EFH Corp.	(2)	(58)
Debt financing costs	(7)	—

Cash used in financing activities	$(5)	$(58)

Cash provided by investing activities was $3 million in 2010, reflecting EFH Corp.’s repayment of advances, as compared to zero in 2009.

Depreciation and amortization expense reported in the condensed statement of consolidated cash flows represents the amortization of debt issuance expense related to debt pushed down from EFH Corp. (see Note 3 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010) and is reported in interest expense and related charges in the condensed statement of consolidated income.

Toggle Note Interest Election Related to Pushed Down EFH Corp. Debt—EFH Corp. has the option every six months at its discretion, ending with the payment due November 2012, to use the payment-in-kind (PIK) feature of its senior toggle notes (EFH Corp. Toggle Notes) in lieu of making cash interest payments. EFH Corp. elected to do so beginning with the May 2009 interest payment as an efficient and cost-effective method to further enhance liquidity, in light of the weaker economy and related lower electricity demand and the continuing uncertainty in the financial markets. Once EFH Corp. makes a PIK election, the election is valid for each succeeding interest payment period until EFH Corp. revokes the election. Use of the PIK feature will be evaluated at each election period, taking into account market conditions and other relevant factors at such time.

EFH Corp. made its May 2010 interest payment and will make its November 2010 interest payment on the EFH Corp. Toggle Notes by using the PIK feature of these notes. During such applicable interest periods, the interest rate on these notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the notes by $162 million in May 2010 and will further increase the aggregate principal amount of the notes by a currently estimated $152 million in November 2010. These amounts are net of the effects of the debt repurchase and exchange transactions completed in July 2010 but exclude any effects of the ongoing debt exchange offers launched in July 2010 discussed in Note 3 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010.

Liquidity Needs—EFIH’s liquidity needs represent interest and principal payments on the EFIH Notes, which are expected to be sourced, in part, from interest and principal payments on TCEH and EFH Corp. debt securities acquired in exchange for the EFIH Notes and held as investments (see Notes 3 and 6 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010). EFIH’s additional liquidity sources include receipts of distributions from Oncor Holdings and, as necessary, borrowings from EFH Corp. (See Note 5 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010.)

Distributions—In April 2010, EFIH’s board of directors declared, and EFIH paid a cash distribution to EFH Corp. totaling $2 million. See Note 5 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 for discussion of distribution restriction provisions.

Distributions from Oncor—Substantially all of EFIH’s net income is derived from Oncor. Until December 31, 2012, distributions paid by Oncor to its members are limited to an amount not to exceed Oncor’s net income determined in accordance with GAAP, subject to certain defined adjustments. Distributions are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity. (See Note 5 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010.)

In January 2009, the PUCT awarded CREZ construction projects to Oncor. See discussion below under “Regulation and Rates—Matters with the PUCT.” As a result of the increased capital expenditures for CREZ and the debt-to-equity ratio cap, EFIH expects that Oncor may retain all or a portion of its available cash to fund such construction instead of paying distributions.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions—See Note 3 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 for discussion of the EFIH 9.75% Notes and EFH Corp. debt pushed down to EFIH as a result of its guarantee of the debt. The indentures governing the EFIH 9.75% Notes, EFH Corp. Senior Notes and the EFH Corp. Senior Secured Notes contain covenants that could have a material impact on the liquidity and operations of EFIH. See Note 11 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 included elsewhere herein for additional discussion of the covenants contained in these financing arrangements.

Adjusted EBITDA, as used in the restricted payments covenants contained in the indentures governing the EFIH 9.75% Notes and the EFH Corp. Senior Notes and EFH Corp. Senior Secured Notes for the twelve months ended June 30, 2010 totaled $1.440 billion and $5.116 billion, respectively. See elsewhere herein for a reconciliation of net income (loss) to Adjusted EBITDA for EFIH and EFH Corp., respectively, for the six and twelve months ended June 30, 2010 and 2009.

The following table summarizes various financial ratios of EFIH and EFH Corp. that are applicable under certain covenants in the indentures governing the EFIH 9.75% Notes, the EFH Corp. Senior Notes and the EFH Corp. Senior Secured Notes as of June 30, 2010 and December 31, 2009 and the corresponding covenant threshold levels as of June 30, 2010:

	June 30, 2010	December 31, 2009	Threshold Level as of June 30, 2010
Debt Incurrence Covenants:
EFH Corp. Senior Notes:
EFH Corp. fixed charge coverage ratio	1.3 to 1.0	1.2 to 1.0	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
EFH Corp. Senior Secured Notes:
EFH Corp. fixed charge coverage ratio	1.3 to 1.0	1.2 to 1.0	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.5 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
EFIH 9.75% Notes:
EFIH fixed charge coverage ratio (a)	95.1 to 1.0	53.8 to 1.0	At least 2.0 to 1.0

Restricted Payments/Limitations on Investments Covenants:
EFH Corp. Senior Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (b)	1.5 to 1.0	1.4 to 1.0	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (b)	1.3 to 1.0	1.2 to 1.0	At least 2.0 to 1.0
EFH Corp. leverage ratio	9.0 to 1.0	9.4 to 1.0	Equal to or less than 7.0 to 1.0
EFH Corp. Senior Secured Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (b)	1.5 to 1.0	1.4 to 1.0	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (b)	1.3 to 1.0	1.2 to 1.0	At least 2.0 to 1.0
EFH Corp. leverage ratio	9.0 to 1.0	9.4 to 1.0	Equal to or less than 7.0 to 1.0
EFIH 9.75% Notes:
General restrictions (non-EFH Corp. payments):
EFIH fixed charge coverage ratio (a)(c)	4.9 to 1.0	3.9 to 1.0	At least 2.0 to 1.0
General restrictions (EFH Corp. payments):
EFIH fixed charge coverage ratio (a)(c)	95.1 to 1.0	53.8 to 1.0	At least 2.0 to 1.0
EFIH leverage ratio	4.2 to 1.0	4.4 to 1.0	Equal to or less than 6.0 to 1.0

(a)	Although EFIH currently meets the fixed charge coverage ratio threshold applicable to certain covenants contained in the indenture governing the EFIH 9.75% Notes, EFIH’s ability to use such thresholds to incur debt or make restricted payments/investments is currently limited by the covenants contained in the EFH Corp. Senior Notes and the EFH Corp. Senior Secured Notes.
(b)	The EFH Corp. fixed charge coverage ratio for non-Sponsor Group payments includes the results of Oncor Holdings and its subsidiaries. The EFH Corp. fixed charge coverage ratio for Sponsor Group payments excludes the results of Oncor Holdings and its subsidiaries.
(c)	The EFIH fixed charge coverage ratio for non-EFH Corp. payments includes the results of Oncor Holdings and its subsidiaries. The EFIH fixed charge coverage ratio for EFH Corp. payments excludes the results of Oncor Holdings and its subsidiaries.

Material Cross Default Provisions—Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

The indenture governing the EFIH 9.75% Notes contains a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFIH or any of its restricted subsidiaries in an aggregate amount equal to or greater than $250 million may cause the acceleration of the EFIH 9.75% Notes.

Each of the indentures governing the EFH Corp. Senior Notes and Senior Secured Notes contain a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. or any of its restricted subsidiaries in an aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Senior Notes and Senior Secured Notes.

A default by Oncor or any subsidiary thereof in respect of indebtedness in a principal amount in excess of $50 million may result in a cross default under its credit facility. Under this facility such a default may cause the maturity of outstanding balances ($948 million at June 30, 2010) under such facility to be accelerated.

Guarantees—See Note 4 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 for details of guarantees.

OFF-BALANCE SHEET ARRANGEMENTS

See Notes 2 and 4 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 regarding VIEs and guarantees, respectively.

COMMITMENTS AND CONTINGENCIES

See Note 4 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 for details of commitments and contingencies, including guarantees.

CHANGES IN ACCOUNTING STANDARDS

See Note 1 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010 for discussion of changes in accounting standards.

REGULATION AND RATES

Oncor Matters with the PUCT

Stipulation Approved by the PUCT—In April 2008, the PUCT entered an order, which became final in June 2008, approving the terms of a stipulation relating to the filing in 2007 by Oncor and Texas Holdings of a Merger-related Joint Report and Application with the PUCT pursuant to Section 14.101(b) of PURA and PUCT Substantive Rule 25.75. The stipulation required the filing of a rate case by Oncor no later than July 1, 2008 based on a test year ended December 31, 2007. In July 2008, Nucor Steel filed an appeal of the PUCT’s order in the 200th District Court of Travis County, Texas. A hearing in the appeal was held in June 2010, and the District Court affirmed the PUCT order in its entirety. Oncor filed the rate case with the PUCT in June 2008, and the PUCT issued a final order with respect to the rate case in August 2009 as discussed elsewhere herein. Oncor and four other parties appealed various portions of the rate case final order to state district court. The parties have agreed to a schedule that would result in a hearing in October 2010.

Transmission Rates (PUCT Docket Nos. 37882, 38460 and 38495)—In order to recover increases in its transmission costs, including incremental fees paid to other transmission service providers due to an increase in their rates, Oncor is allowed to request an update twice a year to the transmission cost recovery factor (TCRF) component of its retail delivery rates charged to REPs. In January 2010, an application was filed to increase the TCRF, which was administratively approved in February 2010 and became effective March 1, 2010. This application is expected to increase annualized revenues by $13 million. In July 2010, an application was filed to increase the TCRF, which is expected to be administratively approved and become effective in September 2010. This application is expected to increase Oncor’s annualized revenues by $15 million.

In July 2010, Oncor filed an application for an interim update of its wholesale transmission rate. Oncor expects PUCT approval of the new rate before the end of 2010. Following approval, Oncor’s annualized revenues are expected to increase by an estimated $43 million with $27 million of this increase recoverable through transmission rates charged to wholesale customers, and the remaining $16 million recoverable from REPs through the TCRF component of Oncor’s delivery rates.

Proposed PUCT Rulemaking — The PUCT has published proposed rule changes in two proceedings that would impact transmission rates. The first proceeding (PUCT Project No. 37909), which the PUCT is expected to consider by the end of September 2010, proposes changes to the TCRF rule to allow for more complete cost recovery of wholesale transmission charges incurred by distribution service providers. Currently, increased wholesale transmission charges are recoverable by distribution service providers, effective with the March 1 and September 1 TCRF updates, but distribution service providers cannot recover increased charges incurred prior to such updates. If the rule is approved as proposed, TCRF filings would still be effective March 1 and September 1, but distribution service providers would be allowed to include wholesale transmission charges based on the effective date of the wholesale transmission rate changes. In the second proceeding (PUCT Project No. 37519), the PUCT approved the proposal for adoption at its July 30, 2010 open meeting, making changes to the wholesale transmission rules to allow transmission service providers to update their wholesale transmission rates twice in a calendar year, as compared to once per year under the current rules, providing more timely recovery of incremental capital investment. Other changes included in this rule will (i) tie the effective date of the rule to the effective date of the TCRF rule in Project No. 37909, (ii) require the PUCT to consider the effects of reduced regulatory lag when setting rates in the next full rate case and (iii) provide for administrative approval of uncontested interim wholesale transmission rate applications.

Application for 2011 Energy Efficiency Cost Recovery Factor (PUCT Docket No. 38217) — In April and May 2010, Oncor filed an application with the PUCT to request approval of an energy efficiency cost recovery factor (EECRF) for 2011. PUCT rules require Oncor to make an annual EECRF filing by May 1 for implementation at the beginning of the next calendar year. The requested 2011 EECRF, as adjusted, is $54 million, the same amount established for 2010, and would result in a $0.95 per month charge for residential customers, as compared to the 2010 residential charge of $0.89 per month. As allowed by the rule, the 2011 EECRF is designed to recover $45 million of Oncor’s costs for the 2011 programs, to be reduced by $2 million for the over-recovery of 2009 program costs, plus a performance bonus to Oncor of $11 million based on 2009 results. No party has requested a hearing, and the PUCT staff has recommended approval of Oncor’s application. Oncor anticipates that the PUCT will issue an order in the third quarter 2010.

Competitive Renewable Energy Zones (CREZs)—In January 2009, the PUCT awarded approximately $1.3 billion of CREZ construction projects to Oncor (PUCT Docket Nos. 35665 and 37902). The projects involve the construction of transmission lines to support the transmission of electricity from renewable energy sources, principally wind generation facilities, in west Texas to population centers in the eastern part of the state. A written order reflecting the PUCT’s decision was entered in March 2009, and an order on rehearing was issued by the PUCT in May 2009. The cost estimates for the CREZ construction projects are based upon cost analyses prepared by ERCOT in April 2008. Based on the selection of final routes for the three default and nine priority projects and identification of additional costs not included in the original ERCOT estimate (e.g., wind interconnection facilities and required modification to existing facilities), Oncor estimates that the cost of these projects will exceed ERCOT estimates by approximately $220 million. Final routes for five subsequent projects have not yet been selected by the PUCT. As of June 30, 2010, Oncor’s cumulative CREZ-related capital expenditures totaled approximately $217 million, including $103 million during the six months ended June 30, 2010. It is expected that the necessary permitting actions and other requirements and all construction activities for Oncor’s CREZ construction projects will be completed by the end of 2013.

In October 2009, the PUCT initiated a proceeding to determine whether there is sufficient financial commitment from generators of renewable energy to grant Certificates of Convenience and Necessity (CCNs) for transmission facilities located in two areas in the panhandle of Texas designated as CREZs. If the PUCT determines that there is not sufficient financial commitment from the generators for either CREZ, the PUCT may take action, including delaying the filing of CREZ CCN applications until such time as the PUCT finds sufficient financial commitment for that CREZ in accordance with the financial commitment provisions of the PUCT’s rules. Three of the CREZ transmission projects awarded to Oncor are located in the two CREZs that are the subject of the proceeding. The estimated cost of these three transmission projects is approximately $380 million. In July 2010, a stipulation and proposed order was filed that would allow these projects to proceed. The PUCT approved the proposed order at its July 30, 2010 open meeting.

In July 2009, the City of Garland, Texas filed an Original Petition and Application for Stay and Injunction in the 200th District Court of Travis County, Texas seeking judicial review and a stay of the PUCT’s March 2009 written order selecting transmission service providers (including Oncor) to build CREZ transmission facilities. In January 2010, the district court issued an order reversing the PUCT’s order and remanding it to the PUCT for action consistent with the court’s opinion. The district court order did not contain a stay or injunction and severed the City of Garland’s requests for declaratory and injunctive relief. In February 2010, the PUCT issued orders that severed certain of the CREZ transmission projects awarded to Oncor and others from its consideration of the remand of the written order (PUCT Docket No. 37928) and suspended the schedule sequencing CREZ projects subsequent to CREZ priority projects (PUCT Docket No. 36802). In April 2010, the PUCT issued an order in Docket No. 36802 establishing the sequencing for CREZ projects subsequent to priority projects, which did not affect Oncor other than resulting in the schedule for Oncor to file CCN applications for its five CREZ subsequent projects between May and September 2010 as compared to the original March to May 2010 timeframe. That order excludes two CREZ subsequent projects that had been originally awarded to Lower Colorado River Authority, and the PUCT has opened Docket No. 38045 to award these two projects. In July 2010, the City of Garland and South Texas Electric Cooperative filed a participation agreement regarding these two projects. It is anticipated that the PUCT will award the projects in the third quarter of 2010.

Sunset Review—PURA, the PUCT, ERCOT and the Office of Public Utility Counsel (OPUC) will be subject to “Sunset” review by the Texas Legislature in the 2011 legislative session. Sunset review includes, generally, a comprehensive review of the need for and effectiveness of an administrative agency (the PUCT, ERCOT or the OPUC), along with an evaluation of the advisability of any changes to that agency’s authorizing legislation (PURA). A Sunset staff report on the PUCT, ERCOT and the OPUC offering various recommendations for consideration by the Sunset Commission was issued in April 2010, and the related Sunset public meeting was conducted in May 2010. The Sunset Commission met in July 2010 and adopted various recommendations regarding the PUCT, ERCOT and the OPUC. The Sunset Commission will submit its recommendations for the Texas Legislature’s consideration during the next session, which begins in January 2011. EFIH cannot predict the outcome of the sunset review process.

Summary

EFIH cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter its basic financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that EFIH may experience a loss in value as a result of changes in market conditions such as interest rates that may be experienced in the ordinary course of business. EFIH may transact in financial instruments to hedge interest rate risk related to its indebtedness, but there are currently no such hedges in place. All of the long-term debt at June 30, 2010 and December 31, 2009 carried fixed interest rates.

Credit Risk

EFIH is exposed to affiliate credit risk associated with the $79 million principal amount of TCEH debt securities and $18 million principal amount of EFH Corp. debt securities it acquired in November 2009 and holds as investments (see Note 6 to EFIH’s historical condensed consolidated financial statements for the three and six months ended June 30, 2010). The credit rating of each of these securities is below investment grade. The carrying value of these securities was $69 million, including $2 million of accretion of purchase discount, at June 30, 2010.

Credit Risk—Oncor—Credit risk relates to the risk of loss associated with nonperformance by counterparties. Customers consist primarily of REPs. As a prerequisite for obtaining and maintaining certification, a REP must meet the financial resource standards established by the PUCT. Meeting these standards does not guarantee that a REP will be able to perform its obligations. REP certificates granted by the PUCT are subject to suspension and revocation for significant violation of PURA and PUCT rules. Significant violations include failure to timely remit payments for invoiced charges to a transmission and distribution utility pursuant to the terms of tariffs approved by the PUCT.

Oncor’s exposure to credit risk associated with accounts receivable totaled $177 million from affiliates, substantially all of which consisted of Oncor’s trade accounts receivable from TCEH, and $284 million from nonaffiliated customers as of June 30, 2010. The nonaffiliated customer receivable amount is before the allowance for uncollectible accounts, which totaled $2 million at June 30, 2010. The nonaffiliated exposure consists almost entirely of noninvestment grade trade accounts receivable, of which $216 million represented trade accounts receivable from REPs. As of June 30, 2010, subsidiaries of one customer collectively represented 12% of the nonaffiliated trade receivable amount. No other nonaffiliated parties represented 10% or more of the total exposure.

Oncor is also exposed to credit risk associated with the note receivable from TCEH totaling $237 million ($38 million reported as current) at June 30, 2010.

EFIH Consolidated

Adjusted EBITDA Reconciliation

(millions in dollars)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009
Net income (loss) attributable to Intermediate Holding	$25	$21	$78	$(556)
Income tax expense (benefit)	(49)	(46)	(96)	(90)
Interest expense and related charges	150	137	291	268
Depreciation and amortization	—	—	—	—

EBITDA	$126	$112	$273	$(378)

Oncor EBITDA	—	—	—	—
Oncor distributions/dividends (a)	87	58	244	1,505
Interest income	(4)	—	(8)	(2)
Other	—	1	(1)	2
Equity in earnings of unconsolidated subsidiary (net of tax)	(122)	(112)	(265)	380

Adjusted EBITDA per Incurrence Covenant	$87	$59	$243	$1,507
Add back Oncor Holdings adjusted EBITDA (reduced by Oncor Holdings distributions/dividends)	632	559	1,197	(188)

Adjusted EBITDA per Restricted Payments Covenant	$719	$618	$1,440	$1,319

(a)	Twelve months ended June 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.

EFH Corp.

Adjusted EBITDA Reconciliation

(millions in dollars)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Twelve Months Ended June 30, 2010	Twelve Months Ended June 30, 2009
Net income (loss) attributable to EFH Corp.	$(71)	$287	$(14)	$(4,951)
Income tax expense (benefit)	(35)	285	47	2,278
Interest expense and related charges	2,074	1,096	3,890	4,357
Depreciation and amortization	692	830	1,616	1,654

EBITDA	$2,660	$2,498	$5,539	$3,338
Oncor EBITDA	—	(636)	(718)	(496)
Oncor distributions/dividends (a)	87	75	227	1,522
Interest income	(9)	(12)	(42)	(26)
Amortization of nuclear fuel	64	48	111	89
Purchase accounting adjustments (b)	114	180	280	394
Impairment of goodwill	—	90	—	8,090
Impairment of assets and inventory write down (c)	2	2	42	1,214
Net gain on debt exchange offers	(143)	—	(230)	—
Net income (loss) attributable to noncontrolling interests	—	28	36	(132)
Equity in earnings of unconsolidated subsidiary	(122)	—	(122)	—
EBITDA amount attributable to consolidated unrestricted subsidiaries	—	2	1	2
Unrealized net gain resulting from hedging transactions	(848)	(710)	(1,364)	(9,402)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(11)	—	(20)	—
Losses on sale of receivables	—	7	5	23
Noncash compensation expenses (d)	13	12	12	28
Severance expense (e)	3	8	5	11
Transition and business optimization costs (f)	—	19	3	40
Transaction and merger expenses (g)	24	42	63	80
Insurance settlement proceeds (h)	—	—	—	(21)
Restructuring and other (i)	—	12	(25)	41
Expenses incurred to upgrade or expand a generation station (j)	100	100	100	100

Adjusted EBITDA per Incurrence Covenant	$1,934	$1,765	$3,903	$4,895
Add back Oncor adjusted EBITDA (reduced by Oncor distributions/dividends)	632	542	1,213	(206)

Adjusted EBITDA per Restricted Payments Covenant	$2,566	$2,307	$5,116	$4,689

(a)	Twelve months ended June 30, 2009 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests in November 2008.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairments of land and the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.
(d)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.

(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor Group management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for twelve months ended June 30, 2010 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities and for the twelve months ended June 30, 2009 includes a litigation accrual and a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc. and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

The following discussion and analysis of EFIH’s financial condition and results of operations for the fiscal years ended December 31, 2009, 2008 and 2007 was included in EFIH’s Annual Report on Form 10-K for the year ended December 31, 2009 (except for disclosure regarding credit ratings, which has been deleted to comply with an intervening change in law) as recast in a Current Report on Form 8-K filed with the SEC on May 28, 2010 (“2009 Form 10-K”) to reflect the adoption of amended consolidation accounting standards related to VIEs and should be read in conjunction with Selected Financial Data and EFIH’s audited consolidated financial statements and the notes to those statements. This MD&A should be read in conjunction with “Selected Historical Consolidated Financial Data for EFIH and its Subsidiaries” and EFIH’s historical consolidated financial statements for the year ended December 31, 2009 and the notes to those statements, each included elsewhere in this Prospectus. This MD&A should also be read in conjunction with the disclosure set forth in “Summary—Recent Developments” beginning on page 14 of this Prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Six Months Ended June 30, 2010” above, each of which provides material updates to certain of the information contained in this MD&A.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of US dollars unless otherwise indicated.

BUSINESS

EFIH is a Dallas, Texas-based holding company whose wholly-owned subsidiary, Oncor Holdings, holds a majority interest (approximately 80%) in Oncor. Oncor is a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs, including subsidiaries of TCEH, that sell power in the north-central, eastern and western parts of Texas. Revenues from delivery services provided to TCEH represented 38% and 39% of Oncor’s total revenues for the years ended December 31, 2009 and 2008, respectively. EFIH is a direct, wholly-owned subsidiary of EFH Corp. See “Annex A – Definitions” for definition of terms and abbreviations, including the Merger. Because EFIH is managed as an integrated business, there are no separate reportable business segments. Various “ring-fencing” measures have been taken to enhance the credit quality of Oncor Holdings and Oncor. See Notes 1 and 2 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for a description of the material features of these “ring-fencing” measures and for discussion of the deconsolidation of Oncor (and its majority owner, Oncor Holdings) as the result of a change in accounting principles. See Note 7 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of equity interests sold by Oncor in November 2008.

Significant Activities and Events

Oncor Technology Initiatives—Oncor continues to invest in technology initiatives that include development of a modernized grid through the replacement of existing meters with advanced digital metering equipment and development of advanced digital communication, data management, real-time monitoring and outage detection capabilities. This modernized grid is expected to produce electricity service reliability improvements and provide the potential for additional products and services from REPs that will enable businesses and consumers to better manage their electricity usage and costs. Oncor’s plans provide for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. The advanced meters can be read remotely, rather than by a meter reader physically visiting the location of each meter. Advanced meters facilitate automated demand side management, which allows consumers to monitor the amount of electricity they are consuming and adjust their electricity consumption habits.

As of December 31, 2009, Oncor has installed approximately 660 thousand advanced digital meters, including approximately 620 thousand during the year ended December 31, 2009. As the new meters are integrated, Oncor reports 15-minute interval, billing-quality electricity consumption data to ERCOT for Texas market settlement purposes. The data makes it possible for REPs to support new programs and pricing options. Cumulative capital expenditures for the deployment of the advanced meter system totaled $196 million as of December 31, 2009.

As discussed below under “Regulation and Rates,” Oncor has implemented a rate surcharge effective January 1, 2009 to recover its investment in the advanced meter deployment.

Oncor Matters with the PUCT—See discussion of these matters, including the awarded construction of CREZ-related transmission lines and a rate case with the PUCT, below under “Regulation and Rates.”

Debt Exchanges and Issuances—See Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of debt exchange offers completed by EFH Corp., EFIH and EFIH Finance in November 2009 and the issuance of additional notes by EFH Corp., guaranteed by EFIH, in January 2010.

Oncor’s 2008 Impairment of Goodwill—Financial market conditions had a significant effect on Oncor’s 2008 assessment of the carrying value of goodwill. Oncor recorded a goodwill impairment charge of $860 million in 2008, primarily arising from the dislocation in the capital markets that had increased interest rate spreads and the resulting discount rates used in estimating fair values and the effects of declines in market values of debt and equity securities of comparable companies. EFIH’s approximate 80% equity interest in the impairment is reflected in equity in earnings (losses) of unconsolidated subsidiary (net of tax) in the statement of consolidated income (loss). The annual impairment testing performed in 2009 resulted in no impairment.

KEY RISKS AND CHALLENGES

Following is a discussion of key risks and challenges facing management and the initiatives currently underway to manage such challenges.

Rates and Cost Recovery

The rates assessed by Oncor are regulated by the PUCT and certain cities and are subject to regulatory rate-setting processes and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Oncor’s rates are regulated based on an analysis of Oncor’s costs and capital structure, as reviewed and approved in a regulatory proceeding. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there is no assurance that the PUCT will judge all of Oncor’s costs to have been prudently incurred, that the PUCT will not reduce the amount of invested capital included in the capital structure that Oncor’s rates are based upon or that the regulatory process in which rates are determined will always result in rates that produce full recovery of Oncor’s costs. For example, in its final order in August 2009 with respect to the rate review Oncor filed in June 2008, the PUCT denied recovery of $25 million of regulatory assets, resulting in a $16 million after tax loss recognized in 2009. See “Regulation and Rates” below for further information regarding the final order.

Advanced Meter Deployment

Under a PUCT order, which became final in September 2008, approving Oncor’s proposed advanced meter deployment plan and rate surcharge to recover its investment, Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. Oncor may, through subsequent reconciliation proceedings, request recovery of additional costs that are reasonable and necessary. While there is a presumption that costs spent in accordance with a plan approved by the PUCT are reasonable and necessary, recovery of any costs that are found not to have been spent or properly allocated, or not to be reasonable or necessary, must be refunded. See “Regulation and Rates” below for further information.

Technology Initiatives

Risks to Oncor’s technology initiative programs discussed above under “Significant Activities and Events” include nonperformance by equipment and service providers, failure of the technology to meet performance expectations and inadequate cost recovery allowances by regulatory authorities. Oncor is implementing measures to mitigate these risks, but there can be no assurance that these technology initiatives will achieve the operational and financial objectives.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

EFIH’s significant accounting policies are discussed in Note 1 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009. EFIH follows accounting principles generally accepted in the US. Application of these accounting policies in the preparation of EFIH’s consolidated financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and revenues and expenses during the periods covered. The following is a summary of certain critical accounting policies of EFIH that are impacted by judgments and uncertainties and under which different amounts might be reported using different assumptions or estimation methodologies.

Purchase Accounting

In 2007, the Merger was accounted for under purchase accounting, whereby the purchase price of the transaction was allocated to EFH Corp.’s identifiable assets acquired and liabilities assumed based upon their fair values. The estimates of the fair values recorded were determined based on the principles in accounting standards related to the determination of fair value and reflect significant assumptions and judgments. For Oncor, the realization of its assets and settlement of its liabilities are largely subject to cost-based regulatory rate-setting processes. Accordingly, the historical carrying values of a majority of its assets and liabilities are deemed to represent fair values.

The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The goodwill amount recorded at EFH Corp. totaled $23.2 billion as a result of purchase accounting, of which $4.9 billion was assigned to Oncor. The assignment of goodwill was based on the relative estimated enterprise value of Oncor’s operations as of the date of the Merger using discounted cash flow methodologies. In accordance with accounting guidance related to goodwill and other intangible assets, goodwill is not amortized to net income, but is required to be tested for impairment at least annually.

In the fourth quarter of 2008, Oncor recorded a goodwill impairment charge of $860 million based on estimated fair values as of December 31, 2008. EFIH’s approximate 80% equity interest in the impairment is reflected in equity in earnings (losses) of unconsolidated subsidiary (net of tax) in the statement of consolidated income (loss).

Push Down of Merger-Related Debt

Merger-related debt of EFH Corp. (parent) is fully and unconditionally guaranteed on a joint and several basis by EFC Holdings and EFIH. In accordance with SEC Staff Accounting Bulletin (SAB) Topic 5-J, a portion of such debt and related interest expense is reflected in the financial statements of EFIH. The amount reflected on EFIH’s balance sheet represents 50% of the guaranteed EFH Corp. Merger-related debt. This percentage reflects the fact that at the time of the Merger, the equity investments of EFCH and EFIH in their respective operating subsidiaries were essentially equal amounts. Because payment of principal and interest on the notes is the responsibility of EFH Corp., EFIH records the settlement of such amounts as noncash capital contributions from EFH Corp. See Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009.

Impairment of Investment

EFIH evaluates its investment in Oncor Holdings whenever indications exist that a loss in value that is not temporary has occurred. An impairment loss is recognized if the carrying value of the investment is greater than the fair value of the investment (i.e. the enterprise value of Oncor Holdings), and the loss is not deemed temporary. Fair value is determined by discounted cash flows, supported by available market valuations, if applicable. The determination of fair value involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows.

Accounting for Income Taxes

EFIH’s income tax expense and related balance sheet amounts involve significant management estimates and judgments. Amounts of deferred income tax assets and liabilities, as well as current and noncurrent accruals, involve judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. In assessing the likelihood of realization of deferred tax assets, management considers estimates of the amount and character of future taxable income. Actual income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, EFIH’s forecasted financial condition and results of operations in future periods, as well as final review of filed tax returns by taxing authorities. EFH Corp.’s income tax returns are regularly subject to examination by applicable tax authorities. In management’s opinion, pursuant to income tax accounting guidance related to uncertain tax positions, there is no material liability for future taxes that may be owed as a result of any examination. See Notes 1 and 4 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of income tax matters.

PRESENTATION AND ANALYSIS OF RESULTS

The accompanying statements of consolidated income and cash flows for 2007 are presented for two periods: January 1, 2007 through October 10, 2007 (Predecessor) and October 11, 2007 through December 31, 2007 (Successor), which relate to the period before the Merger and the period after the Merger, respectively. Management’s discussion and analysis of results of operations and cash flows has been prepared by comparing the results of operations and cash flows of the Successor for the year ended December 31, 2009 to those of the Successor for the year ended December 31, 2008, by comparing the results of operations and cash flows of the Successor for the three months ended December 31, 2008 to those of the Successor for the period October 11, 2007 through December 31, 2007 and by comparing the results of operations and cash flows of the Successor for the nine months ended September 30, 2008 to those of the Predecessor for the period January 1, 2007 through October 10, 2007.

Reference is made to the discussion in Notes 1 and 2 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 of the retrospective deconsolidation of Oncor Holdings and Oncor. As a result of deconsolidation, the results of Oncor Holdings and Oncor are reflected in the statement of income as equity in earnings of unconsolidated subsidiary (net of tax).

RESULTS OF OPERATIONS

Financial Results

	Successor					Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Nine Months Ended September 30, 2008	Period from January 1, 2007 through October 10, 2007
Interest income	$4	$2	$2	$—	$—	$—
Interest expense and related charges	(279)	(262)	(67)	(68)	(195)	—

Loss before income taxes and equity in earnings of unconsolidated subsidiary	(275)	(260)	(65)	(68)	(195)	—
Income tax benefit	93	88	24	23	65	—
Equity in earnings (losses) of unconsolidated subsidiary (net of tax)	256	(323)	(632)	64	309	263

Net income (loss)	$74	$(495)	$(673)	$19	$179	$263

Financial Results—Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Interest expense and related charges increased $17 million, or 6%, to $279 million in 2009. The increase reflected EFH Corp.’s PIK interest elections on the Toggle Notes pushed down to EFIH and EFIH’s issuance of notes in November 2009 (see Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009).

Income tax benefit totaled $93 million in 2009 compared to $88 million in 2008. The effective rate on pretax income was 33.8% in both 2009 and 2008.

Equity in earnings of unconsolidated subsidiary (net of tax) totaled $256 million in 2009 compared to equity in losses of unconsolidated subsidiary (net of tax) of $323 million in 2008. The increase of $579 million was driven by an $807 million increase in Oncor’s net income, partially offset by a $224 million increase in Oncor’s minority interest holders’ equity in Oncor’s earnings. The $807 million increase in Oncor’s net income was driven by an $860 million goodwill impairment charge recorded in 2008. Excluding the impairment charge, results in 2009 declined due to the effect of lower average consumption on revenues, the write-off of certain regulatory assets totaling $25 million (pre tax) and a $30 million (pre tax) increase in interest expense reflecting higher average borrowings due primarily to Oncor’s ongoing capital investments and higher average interest rates due primarily to refinancing of short-term borrowings in September 2008.

Net income for 2009 totaled $74 million and net loss for 2008 totaled $495 million driven by the increase in Oncor’s earnings.

Financial Results—Three Months Ended December 31, 2008 Compared to Successor Period from October 11, 2007 through December 31, 2007

Equity in losses of unconsolidated subsidiary (net of tax) totaled $632 million in 2008 compared to equity in earnings of unconsolidated subsidiary (net of tax) of $64 million in 2007. The decrease of $696 million was driven by an $860 million decrease in Oncor’s net income, partially offset by a $160 million decrease in Oncor’s minority interest holders’ equity in Oncor’s earnings, both of which reflected the $860 million goodwill impairment charge recorded in 2008.

Net loss for 2008 totaled $673 million, and net income for 2007 totaled $19 million. The change was driven by the decline in results of the Oncor Holdings equity investment.

Financial Results—Nine Months Ended September 30, 2008 Compared to Predecessor Period from January 1, 2007 through October 10, 2007

Interest expense and related charges totaled $195 million in 2008 and zero in 2007 reflecting Merger-related debt pushed down from EFH Corp. (see Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009).

Equity in earnings of unconsolidated subsidiary (net of tax) totaled $309 million in 2008 compared to $263 million in 2007. The $46 million improvement reflected an increase in Oncor’s net income driven by the favorable effects on revenues of volume growth and increased tariffs to recover ongoing investment in the transmission system.

Net income decreased $84 million, or 32%, to $179 million in 2008 reflecting interest expense on debt pushed down from EFH Corp., partially offset by increased earnings of the Oncor Holdings equity investment.

OTHER COMPREHENSIVE INCOME

In September 2008, Oncor entered into interest rate swap transactions hedging the variability of treasury bond rates used to determine the interest rates on an anticipated issuance of an aggregate of $1.0 billion of senior secured notes maturing from 2013 to 2018. The hedges were terminated the same day, and $2 million in after-tax losses were recorded as other comprehensive income.

An after tax loss of $1 million for the period January 1, 2007 through October 10, 2007 was recognized in net income related to Oncor’s settled interest rate cash flow hedges.

FINANCIAL CONDITION

Liquidity and Capital Resources

Cash Flows—Cash flows from operating, financing and investing activities included:

	Successor					Predecessor
	Year Ended December 31, 2009	Year Ended December 31, 2008	Three Months Ended December 31, 2008	Period from October 11, 2007 through December 31, 2007	Nine Months Ended September 30, 2008	Period from January 1, 2007 through October 10, 2007
Cash flows—operating activities:
Net income (loss)	$74	$(495)	$(673)	$19	$179	$263
Adjustments to reconcile net income to cash provided by operating activities:
Equity in (earnings) losses of unconsolidated subsidiaries	(256)	323	632	(64)	(309)	(263)
Distributions of earnings from unconsolidated subsidiary	216	330	117	—	213	326
Amortization of debt issuance costs	10	11	3	2	8	—
Deferred income taxes—net	(56)	1	—	—	1	—
Noncash interest expense related to pushed down debt of parent	265	251	125	24	126	—
Changes in debt-related assets and liabilities	(37)	(88)	(84)	19	(5)	—

Cash provided by operating activities	216	333	120	—	213	326

Cash flows—financing activities:
Proceeds from sale of Oncor equity interests, net of transaction costs	—	1,253	1,253	—	—	—
Distribution to parent of equity sale net proceeds	—	(1,253)	(1,253)	—	—	—
Distributions/dividends to EFH Corp.	(216)	(330)	(117)	—	(213)	(326)

Cash used in financing activities	(216)	(330)	(117)	—	(213)	(326)

Cash flows—investing activities:
Advances to EFH Corp.	—	(3)	(3)	—	—	—

Cash used in investing activities	—	(3)	(3)	—	—	—

Net change in cash and cash equivalents	$—	$—	$—	$—	$—	$—

Essentially all of the cash provided by operating activities for all periods presented consisted of dividends from Oncor Holdings/Oncor.

Amortization of debt issuance expense relates to debt pushed down from EFH Corp. (see Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009) and is reported in interest expense and related charges in the statements of consolidated income (loss).

Long-Term Debt Activity—As part of an EFH Corp. debt exchange transaction in November 2009, EFIH and EFIH Finance, a wholly-owned subsidiary of EFIH, as Co-Issuers, issued $141 million principal amount of 9.75% Senior Secured Notes due in 2019 (EFIH Notes) and acquired $99 million principal amount of outstanding EFH Corp. Senior Notes and $97 million principal amount of outstanding TCEH and other EFH Corp. debt securities. Also, EFH Corp. issued $115 million principal amount of 9.75% Senior Secured Notes due in 2019 (EFH Corp. 9.75% Notes) and acquired $82 million outstanding principal amount of its Senior Notes and $79 million outstanding principal amount of TCEH and other EFH Corp. debt securities. As discussed in Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009, the new EFH Corp. 9.75% Notes and the EFH Corp. Senior Notes are guaranteed by EFCH and EFIH and are subject to push down accounting. Accordingly, 50% of the new EFH Corp 9.75% Notes, or $57 million principal amount, was pushed down to EFIH. Following the debt exchange transaction, the EFH Corp. Senior Notes acquired by EFIH and EFH Corp. were retired; consequently, the amount of pushed down debt was reduced by 50% of the principal amount of retired debt, or $90 million.

See “Toggle Note Interest Election Related to Pushed Down EFH Corp. Debt” below for discussion of a $154 million increase in Toggle Notes pushed down to EFIH that were issued in May and November 2009 in payment of accrued interest.

See Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for further information regarding long-term debt.

Toggle Note Interest Election Related to Pushed Down EFH Corp. Debt—EFH Corp. has the option every six months at its discretion, ending with the payment due November 2012, to use the payment-in-kind (PIK) feature of its senior toggle notes (Toggle Notes) in lieu of making cash interest payments. EFH Corp. elected to use the PIK feature for the May 2009, November 2009 and May 2010 interest payments as an efficient and cost-effective method to further enhance liquidity, in light of the weaker economy and related lower electricity demand and the continuing uncertainty in the financial markets. Once EFH Corp. makes a PIK election, the election is valid for each succeeding interest payment period until EFH Corp. revokes the election. Use of the PIK feature will be evaluated at each election period, taking into account market conditions and other relevant factors at such time.

EFH Corp. made its May and November 2009 interest payments and will make its May 2010 interest payment by using the PIK feature of the Toggle Notes. During the applicable interest periods, the interest rate on the Toggle Notes is increased from 11.25% to 12.00%. EFH Corp. increased the aggregate principal amount of the notes by $150 million and $159 million in May and November 2009, respectively, and will further increase the aggregate principal amount of the notes by $168 million in May 2010. If paid in cash, the annual interest expense would increase by approximately $54 million (50% of which relates to EFIH due to push down), constituting the additional cash interest that would be payable with respect to the $477 million of additional principal amount. See Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of debt exchanges that resulted in redemption of portions of the outstanding principal amount of these notes.

Liquidity Needs—EFIH’s liquidity needs represent interest and principal payments on the EFIH Notes, which are expected to be sourced, in part, from interest and principal payments on TCEH and EFH Corp. debt securities acquired in exchange for the EFIH Notes and held as investments (see Notes 5 and 8 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009). EFIH’s additional liquidity sources include receipts of distributions from Oncor Holdings and, as necessary, borrowings from EFH Corp. (See Note 7 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009.)

Distributions—During 2009, EFIH’s board of directors declared, and EFIH paid, $216 million in cash distributions to EFH Corp. (funded by distributions from its subsidiaries) as follows:

Declaration Date	Payment Date	Amount Paid
November 12, 2009	November 13, 2009	$99
August 18, 2009	August 19, 2009	$59
May 19, 2009	May 20, 2009	$40
February 18, 2009	March 3, 2009	$18

See Note 7 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of distribution restriction provisions.

Distributions from Oncor—Until December 31, 2012, distributions paid by Oncor to its members are limited to an amount not to exceed Oncor’s net income determined in accordance with GAAP, subject to certain defined adjustments. Distributions are further limited by an agreement that Oncor’s regulatory capital structure, as determined by the PUCT, will be at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently set at 60% debt to 40% equity.

In January 2009, the PUCT awarded CREZ construction projects to Oncor. See discussion below under “Regulation and Rates—Matters with the PUCT.” As a result of the increased capital expenditures for CREZ and the debt-to-equity ratio cap, EFIH expects that Oncor may retain all or a portion of its available cash to fund such construction instead of paying distributions.

Capitalization—The capitalization ratios of EFIH were 54.5% and 57.7% membership interests and 45.5% and 42.3% long-term debt as of December 31, 2009 and 2008, respectively.

Financial Covenants, Credit Rating Provisions and Cross Default Provisions—Covenants and Restrictions Related to EFIH Notes and Pushed Down Debt—See Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of the EFIH Notes and EFH Corp. debt pushed down to EFIH as a result of its guarantee of the debt. The indentures governing the EFIH Notes, EFH Corp. Senior Notes and EFH Corp. 9.75% Notes contain covenants that could have a material impact on the liquidity and operations of EFIH. See Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for additional discussion of the covenants contained in these financing arrangements.

Adjusted EBITDA, as used in the restricted payments covenants contained in the indentures governing the EFIH Notes and EFH Corp. Senior Notes and 9.75% Notes for the year ended December 31, 2009 totaled $1.338 billion and $4.857 billion, respectively. See elsewhere herein for a reconciliation of net income (loss) to Adjusted EBITDA for EFIH and EFH Corp., respectively, for the years ended December 31, 2009 and 2008.

The following table summarizes various financial ratios of EFIH and EFH Corp. that are applicable under certain covenants in the indentures governing the EFIH Notes and EFH Corp. Senior Notes and 9.75% Notes as of December 31, 2009 and 2008 and the corresponding covenant threshold levels as of December 31, 2009:

	December 31, 2009	December 31, 2008	Threshold Level
Debt Incurrence Covenants:
EFH Corp. Senior Notes:
EFH Corp. fixed charge coverage ratio	1.2 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.5 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
EFH Corp. 9.75% Notes:
EFH Corp. fixed charge coverage ratio	1.2 to 1.0	N/A	At least 2.0 to 1.0
TCEH fixed charge coverage ratio	1.5 to 1.0	N/A	At least 2.0 to 1.0
EFIH Notes:
EFIH fixed charge coverage ratio (a)	53.8 to 1.0	N/A	At least 2.0 to 1.0

Restricted Payments/Limitations on Investments Covenants:
EFH Corp. Senior Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (b)	1.4 to 1.0	1.3 to 1.0	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (b)	1.2 to 1.0	1.5 to 1.0	At least 2.0 to 1.0
EFH Corp. leverage ratio	9.4 to 1.0	6.9 to 1.0	Equal to or less than 7.0 to 1.0
EFH Corp. 9.75% Notes:
General restrictions (non-Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (b)	1.4 to 1.0	N/A	At least 2.0 to 1.0
General restrictions (Sponsor Group payments):
EFH Corp. fixed charge coverage ratio (b)	1.2 to 1.0	N/A	At least 2.0 to 1.0
EFH Corp. leverage ratio	9.4 to 1.0	N/A	Equal to or less than 7.0 to 1.0
EFIH Notes:
General restrictions (non-EFH Corp. payments):
EFIH fixed charge coverage ratio (a)(c)	3.9 to 1.0	N/A	At least 2.0 to 1.0
General restrictions (EFH Corp. payments):
EFIH fixed charge coverage ratio (a)(c)	53.8 to 1.0	N/A	At least 2.0 to 1.0
EFIH leverage ratio	4.4 to 1.0	N/A	Equal to or less than 6.0 to 1.0

(a)	Although EFIH currently meets the fixed charge coverage ratio threshold applicable to certain covenants contained in the indenture governing the EFIH Notes, EFIH’s ability to use such thresholds to incur debt or make restricted payments/investments is currently limited by the covenants contained in the EFH Corp. Senior Notes and the EFH Corp. 9.75% Notes.
(b)	The EFH Corp. fixed charge coverage ratio for non-Sponsor Group payments includes the results of Oncor Holdings and its subsidiaries. The EFH Corp. fixed charge coverage ratio for Sponsor Group payments excludes the results of Oncor Holdings and its subsidiaries.
(c)	The EFIH fixed charge coverage ratio for non-EFH Corp. payments includes the results of Oncor Holdings and its subsidiaries. The EFIH fixed charge coverage ratio for EFH Corp. payments excludes the results of Oncor Holdings and its subsidiaries.

Material Cross Default Provisions—Certain financing arrangements contain provisions that may result in an event of default if there were a failure under other financing arrangements to meet payment terms or to observe other covenants that could or does result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

The indenture governing the EFIH Notes contains a cross acceleration provision whereby a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFIH or any of its restricted subsidiaries in the aggregate amount equal to or greater than $250 million may cause the acceleration of the EFIH Notes.

The indentures governing the EFH Corp. Senior Notes, 9.75% and 10% Notes contain a cross acceleration provision where a payment default at maturity or on acceleration of principal indebtedness under any instrument or instruments of EFH Corp. and any of its restricted subsidiaries in the aggregate amount equal to or greater than $250 million may cause the acceleration of the EFH Corp. Senior Notes, 9.75% and 10% Notes.

A default by Oncor or any subsidiary thereof in respect of indebtedness in a principal amount in excess of $50 million may result in a cross default under its credit facility. Under this facility such a default may cause the maturity of outstanding balances ($616 million at December 31, 2009) under such facility to be accelerated.

Long-Term Contractual Obligations and Commitments—The following table summarizes EFIH’s contractual cash obligations as of December 31, 2009 (see Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for additional disclosures regarding these long-term debt obligations).

Contractual Cash Obligations (a)	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years	Total
Long-term debt—principal	$—	$—	$—	$2,513	$2,513
Long-term debt—interest	198	572	572	848	2,190

Total contractual cash obligations	$198	$572	$572	$3,361	$4,703

(a)	Excludes $84 million of additional principal amount of Toggle Notes to be issued in May 2010 and due in 2017, reflecting the election of the PIK feature on the Toggle Notes as discussed above under “Toggle Notes Interest Election Related to Pushed Down EFH Corp. Debt.” Includes $2.372 billion principal amount and related interest of EFH Corp. notes pushed down to EFIH (see Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009.)

Guarantees—See Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for details of guarantees.

OFF-BALANCE SHEET ARRANGEMENTS

See Notes 2 and 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 regarding investment in Oncor Holdings and guarantees, respectively.

COMMITMENTS AND CONTINGENCIES

See Note 6 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for details of commitments and contingencies, including guarantees.

CHANGES IN ACCOUNTING STANDARDS

See Note 1 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 for discussion of changes in accounting standards.

REGULATION AND RATES

FERC Infrastructure Protection Standards

In September 2009, the FERC issued an order approving a revised set of mandatory NERC standards for critical infrastructure protection (CIP). These standards are designed to protect the nation’s bulk power system against potential disruptions from cyber security breaches. The mandatory reliability standards require certain users, owners and operators of the bulk power system to establish policies, plans and procedures to safeguard physical and electronic access to control systems, to train personnel on security matters, to report security incidents, and to be prepared to recover from a cyber incident. Oncor was compliant at December 31, 2009 and expects to achieve “Auditable Compliance” by year-end 2010 in accordance with the NERC CIP implementation schedule.

Oncor Matters with the PUCT

Certification of REPs—In April 2009, the PUCT finalized a rule relating to the Certification of Retail Electric Providers. The rule strengthens the certification requirements for REPs in order to better protect customers, transmission and distribution utilities (TDUs), and other REPs from the potential insolvency of REPs. The rule, among other things, increases creditworthiness and financial reporting requirements for REPs and provides additional customer protection requirements and regulatory asset consideration for TDU bad debt expenses. Under the rule, Oncor uncollectible amounts owed by REPs are deferred as a regulatory asset. Recovery of the regulatory asset will be considered in a future rate case. Accordingly, Oncor recognized an approximately $3 million one-time reversal of bad debt expense in the three months ended June 30, 2009. Due to the commitments made to the PUCT in connection with the Merger, Oncor may not recover bad debt expense, or certain other costs and expenses, from rate payers in the event of a default or bankruptcy by an affiliate REP.

Stipulation Approved by the PUCT—In April 2008, the PUCT entered an order, which became final in June 2008, approving the terms of a stipulation relating to the filing in 2007 by Oncor and Texas Holdings of a Merger-related Joint Report and Application with the PUCT pursuant to Section 14.101(b) of PURA and PUCT Substantive Rule 25.75. The stipulation required the filing of a rate case by Oncor no later than July 1, 2008 based on a test year ended December 31, 2007. In July 2008, Nucor Steel filed an appeal of the PUCT’s order in the 200th District Court of Travis County, Texas. The parties to the appeal have agreed to a schedule that would result in a hearing in June 2010. Oncor was named a defendant and intends to vigorously defend the appeal. Oncor filed the rate case with the PUCT in June 2008, and the PUCT issued a final order with respect to the rate review in August 2009 as discussed below.

Rate Case—In June 2008, Oncor filed for a rate review with the PUCT and 204 cities. In August 2009, the PUCT issued a final order with respect to the rate review. The final order approves a total annual revenue requirement for Oncor of $2.64 billion, based on Oncor’s 2007 test year cost of service and customer characteristics. New rates were calculated for all customer classes using 2007 test year billing metrics and the approved class cost allocation and rate design. The PUCT staff has estimated that the final order results in an approximate $115 million increase in base rate revenues over Oncor’s 2007 adjusted test year revenues, before recovery of rate case expenses. Prior to implementing the new rates in September 2009, Oncor had already begun recovering $45 million of the $115 million increase as a result of approved transmission cost recovery factor and energy efficiency cost recovery factor filings, such as those discussed below.

Key findings made by the PUCT in the rate review include:

•

recognizing and affirming Oncor’s corporate ring-fence from EFH Corp. and its unregulated affiliates by rejecting a proposed consolidated tax savings adjustment arising out of EFH Corp.’s ability to offset Oncor’s taxable income against losses from other investments;

•

approving the recovery of all of Oncor’s capital investment in its transmission and distribution system, including investment in certain automated meters that will be replaced pursuant to Oncor’s advanced meter deployment plan;

•	denying recovery of $25 million of regulatory assets, which resulted in a $16 million after tax loss being recognized in the three months ended September 30, 2009, and

•	setting Oncor’s return on equity at 10.25%.

New rates were implemented upon approval of new tariffs in September 2009. In November 2009, the PUCT issued an Order on Rehearing that established a new rate class but did not change the revenue requirements. In January 2010, the PUCT denied all Second Motions for Rehearing, which made the November 2009 Order on Rehearing final and appealable.

Advanced Meter Rulemaking—In 2005, the Texas Legislature passed legislation that authorized electric utilities to implement a surcharge to recover costs incurred in deploying advanced metering and meter information networks. Benefits of the advanced metering installation include improved safety, on-demand meter reading, enhanced outage identification and restoration and system monitoring of voltages. In 2007, the PUCT issued its advanced metering rule to implement this legislation. This rule outlined the minimum required functionality for an electric utility’s advanced metering systems to qualify for cost recovery under a surcharge. Subsequent to the issuance of the rule, the PUCT opened an implementation proceeding for market participants to fine-tune the rule requirements, address the impacts of advanced metering deployment on retail and wholesale markets in ERCOT, and help ensure that retail customers receive benefits from advanced metering deployment. The implementation proceeding is expected to continue through the end of 2010.

Advanced Metering Deployment Surcharge Filing—In May 2008, Oncor filed with the PUCT a description and request for approval of its proposed advanced metering system deployment plan and its proposed surcharge for the recovery of its estimated future investment for advanced metering deployment. Oncor’s plan provides for the full deployment of over three million advanced meters by the end of 2012 to all residential and most non-residential retail electricity customers in Oncor’s service area. As of December 31, 2009, Oncor has installed approximately 660 thousand advanced digital meters, including 620 thousand in the year ended December 31, 2009. Cumulative capital expenditures for the deployment of the advanced meter system totaled $196 million as of December 31, 2009, including $166 million in the year ended December 31, 2009.

In August 2008, a settlement was reached with the majority of the parties to this surcharge filing. The settlement included the following major provisions, as amended by the final order in the 2008 rate review:

•	a surcharge beginning on January 1, 2009 and continuing for 11 years;

•	a total revenue requirement over the surcharge period of $1.023 billion;

•	estimated capital expenditures for advanced metering facilities of $686 million;

•	related operation and maintenance expenses for the surcharge period of $153 million;

•	$204 million of operation and maintenance expense savings, and

•	an advanced metering cost recovery factor of $2.19 per month per residential retail customer and varying from $2.39 to $5.15 per month for non-residential retail customers.

An order approving the settlement was issued by the PUCT in August 2008 and became final in September 2008. Oncor began billing the advanced metering surcharge in the January 2009 billing month cycle. Oncor may, through subsequent reconciliation proceedings, request recovery of additional costs that are reasonable and necessary. While there is a presumption that costs spent in accordance with a plan approved by the PUCT are reasonable and necessary, recovery of any costs that are found not to have been spent or properly allocated, or not to be reasonable or necessary, must be refunded.

Transmission Rates—In order to recover increases in its transmission costs, including incremental fees paid to other transmission service providers due to an increase in their rates, Oncor is allowed to request an update twice a year to the transmission cost recovery factor (TCRF) component of its retail delivery rate charged to REPs. In January 2010, an application was filed to increase the TCRF, which is expected to be administratively approved and become effective in March 2010. This application is expected to increase annualized revenues by $13 million.

In September 2009, Oncor filed an application for an interim update of its wholesale transmission rate, and the PUCT approved the new rate effective December 2009. Accordingly, annualized revenues are expected to increase by approximately $34 million. Approximately $21 million of this increase is recoverable through transmission rates charged to wholesale customers, and the remaining $13 million is recoverable from REPs through the TCRF component of Oncor’s delivery rates.

Application for 2010 Energy Efficiency Cost Recovery Factor—In May 2009, Oncor filed an application with the PUCT to request approval of an energy efficiency cost recovery factor (EECRF) for 2010. PUCT rules require Oncor to make an annual EECRF filing by May 1 for implementation at the beginning of the next calendar year. The requested 2010 EECRF is $54 million, the same amount established for 2009, and would result in the same $0.92 per month charge for residential customers as proposed in Oncor’s rate case. As allowed by the rule, the 2010 EECRF is designed to recover the costs of the 2010 programs, the under-recovery of 2008 program costs, and a performance bonus based on 2008 results. In its November 2009 order, the PUCT approved the application with minor modifications, resulting in an immediate recognition of $9 million in revenues, representing the performance bonus. The final order resulted in a residential EECRF of $0.89 per month due to the PUCT approval of a different allocation methodology for the performance bonus. Oncor’s new EECRF rider became effective for billings on and after December 30, 2009.

Competitive Renewable Energy Zones (CREZs)—In January 2009, the PUCT awarded approximately $1.3 billion of CREZ construction projects to Oncor. The projects involve the construction of transmission lines to support the transmission of electricity from renewable energy sources, principally wind generation facilities, in west Texas to population centers in the eastern part of the state. A written order reflecting the PUCT’s decision was entered in March 2009, and an order on rehearing was issued by the PUCT in May 2009. The cost estimates for the CREZ construction projects are based upon cost analyses prepared by ERCOT in April 2008. For the year ended December 31, 2009, Oncor’s CREZ-related capital expenditures totaled $114 million. It is expected that the necessary permitting actions and other requirements and all construction activities for Oncor’s CREZ construction projects will be completed by the end of 2013.

In October 2009, the PUCT initiated a proceeding to determine whether there is sufficient financial commitment from generators of renewable energy to grant Certificates of Convenience and Necessity (CCNs) for transmission facilities located in two areas in the panhandle of Texas designated as CREZs. If the PUCT determines that there is not sufficient financial commitment from the generators for either CREZ, the PUCT may take action, including delaying the filing of CREZ CCN applications until such time as the PUCT finds sufficient financial commitment for that CREZ in accordance with the financial commitment provisions of the PUCT’s rules. Three of the CREZ transmission projects awarded to Oncor are located in the two CREZs that are the subject of the proceeding. The estimated cost of these three transmission projects is approximately $380 million. The PUCT held a hearing in this proceeding in January 2010. The PUCT is expected to issue an order concluding this proceeding in the second quarter of 2010.

In July 2009, the City of Garland, Texas filed an Original Petition and Application for Stay and Injunction in the 200th District Court of Travis County, Texas seeking judicial review and a stay of the PUCT’s March 2009 written order selecting transmission service providers (including Oncor) to build CREZ transmission facilities. In January 2010, the district court issued an order reversing the PUCT’s order and remanding it to the PUCT for action consistent with the court’s opinion. The district court order did not contain a stay or injunction and severed the City of Garland’s requests for declaratory and injunctive relief. On February 4, 2010, the PUCT issued an order that severs certain of the CREZ transmission projects awarded to Oncor and others from its consideration of the remand of the written order. On February 12, 2010, the PUCT issued an order suspending the schedule sequencing CREZ projects subsequent to CREZ priority projects. In the original sequencing order, Oncor was scheduled to file CCN applications for its five CREZ subsequent projects between March and May 2010. The PUCT’s order stated that the record evidence regarding the selection of the transmission service providers for the CREZ subsequent projects will be reevaluated without delay. Oncor cannot predict the impact, if any, the reevaluation may have on its CREZ construction projects.

Sunset Review—PURA and the PUCT will be subject to “sunset” review by the Texas Legislature in the 2011 legislative session. Sunset review includes, generally, a comprehensive review of the need for and effectiveness of an administrative agency (the PUCT), along with an evaluation of the advisability of any changes to that agency’s authorizing legislation (PURA). A Sunset staff report is scheduled to be issued in April 2010, and a Sunset public meeting is scheduled for May 2010. EFIH cannot predict the outcome of the sunset review process.

Summary

EFIH cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter its basic financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Market risk is the risk that EFIH may experience a loss in value as a result of changes in market conditions such as interest rates that may be experienced in the ordinary course of business. There are currently no interest rate swaps in place to hedge interest rate risk related to EFIH’s indebtedness. All of the long-term debt at December 31, 2009 and 2008 carried fixed interest rates.

	Expected Maturity Date						Successor
	(millions of dollars, except percentages)
	2010	2011	2012	2013	2014	There- after	2009 Total Carrying Amount	2009 Total Fair Value	2008 Total Carrying Amount	2008 Total Fair Value
Long-term debt
(including current maturities)
Fixed rate debt amount (a)	$—	$—	$—	$—	$—	$2,513	$2,513	$1,908	$2,250	$1,297
Average interest rate (b)	—	—	—	—	—	11.00%	11.00%	—	11.08%	—

(a)	Includes pushed down debt. See Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009.
(b)	Uses 11.25% cash rate for Toggle Notes.

Credit Risk

EFIH is exposed to affiliate credit risk associated with the $79 million principal amount of TCEH debt securities and $18 million principal amount of EFH Corp. debt securities it acquired in November 2009 as part of the debt exchanges discussed in Note 5 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009 and held as investments (see Note 8 to EFIH’s historical consolidated financial statements for the year ended December 31, 2009). The credit rating of each of these securities is below investment grade. The carrying value of these securities was $68 million, including $1 million of accretion of purchase discount, at December 31, 2009.

Credit Risk—Oncor—Oncor’s credit risk relates to the risk of loss associated with nonperformance by counterparties. Oncor’s customers consist primarily of REPs. As a prerequisite for obtaining and maintaining certification, a REP must meet the financial resource standards established by the PUCT. Meeting these standards does not guarantee that a REP will be able to perform its obligations. REP certificates granted by the PUCT are subject to suspension and revocation for significant violation of PURA and PUCT rules. Significant violations include failure to timely remit payments for invoiced charges to a transmission and distribution utility pursuant to the terms of tariffs approved by the PUCT. See “Regulation and Rates” above regarding a new REP certification rule.

Oncor’s exposure to credit risk associated with accounts receivable totaled $151 million from affiliates, substantially all of which consisted of Oncor’s trade accounts receivable from TCEH, and $245 million from nonaffiliated customers as of December 31, 2009. The nonaffiliated customer receivable amount is before the allowance for uncollectible accounts, which totaled $2 million at December 31, 2009. The nonaffiliated exposure consists almost entirely of noninvestment grade trade accounts receivable, of which $180 million represented trade accounts receivable from REPs. As of December 31, 2009, subsidiaries of one customer collectively represented 11% of the nonaffiliated trade receivable amount. No other nonaffiliated parties represented 10% or more of the total exposure.

Oncor is also exposed to credit risk associated with a note receivable from TCEH totaling $254 million ($37 million reported as current) at December 31, 2009.

Energy Future Intermediate Holding Company LLC. Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(millions of dollars)
Net income (loss)	$74	$(495)
Income tax expense (benefit)	(93)	(88)
Interest expense and related charges	279	262
Depreciation and amortization	—	—

EBITDA	$260	$(321)

Oncor distributions/dividends (a)	216	1,582
Interest income	(4)	(2)
Equity in (earnings) losses of unconsolidated subsidiary (net of tax)	(256)	323
Other	(1)	2

Adjusted EBITDA per Incurrence Covenant	$215	$1,584
Add back Oncor Holdings adjusted EBITDA (reduced by Oncor Holdings distributions/dividends)	$1,123	$(267)

Adjusted EBITDA per Restricted Payments Covenants	$1,338	$1,317

(a)	2008 amount includes $1.253 billion distribution of net proceeds from the sale of equity interests by Oncor.

Energy Future Holdings Corp. Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(millions of dollars)
Net income (loss) attributable to EFH Corp.	$344	$(9,838)
Income tax expense (benefit)	367	(471)
Interest expense and related charges	2,912	4,935
Depreciation and amortization	1,754	1,610

EBITDA	$5,377	$(3,764)

Oncor EBITDA	(1,354)	(496)
Oncor distributions/dividends (a)	216	1,582
Interest income	(45)	(27)
Amortization of nuclear fuel	95	76
Purchase accounting adjustments (b)	346	460
Impairment of goodwill	90	8,000
Impairment of assets and inventory write down (c)	42	1,221
Net gain on debt exchange offers	(87)	—
Net income (loss) attributable to noncontrolling interests	64	(160)
EBITDA amount attributable to consolidated unrestricted subsidiaries	3	—
Unrealized net (gain) loss resulting from hedging transactions	(1,225)	(2,329)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(10)	—
Losses on sale of receivables	12	29
Noncash compensation expenses (d)	11	27
Severance expense (e)	10	3
Transition and business optimization costs (f)	22	45
Transaction and merger expenses (g)	81	64
Insurance settlement proceeds (h)	—	(21)
Restructuring and other (i)	(14)	35
Expenses incurred to upgrade or expand a generation station (j)	100	100

Adjusted EBITDA per Incurrence Covenant	$3,734	$4,845

Add back Oncor adjustments	$1,123	$(267)

Adjusted EBITDA per Restricted Payments Covenants	$4,857	$4,578

(a)	2008 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairments of land and the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.
(d)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.

(g)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor Group management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for 2009 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities; 2008 includes a litigation accrual, a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING

AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during EFIH’s two most recent fiscal years and each subsequent interim period since the end of the most recent fiscal year.

MANAGEMENT

Managers

The names of EFIH’s managers and information about them, as furnished by the managers themselves, are set forth below:

Name	Age	Served As Manager Since	Business Experience
Paul M. Keglevic	56	2008	Paul M. Keglevic has served as a manager of EFIH since July 2008. Mr. Keglevic was elected Executive Vice President and Chief Financial Officer of EFIH and EFH Corp. in July 2008 and EFIH Finance in September 2009. Before joining EFH Corp., he was an audit partner at PricewaterhouseCoopers. Mr. Keglevic was PricewaterhouseCoopers Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008. Mr. Keglevic also serves on the board of EFIH Finance.

Jeffrey Liaw	33	2008	Jeffrey Liaw has served as a manager of EFIH since July 2008. He is active in TPG Capital, L.P.’s (TPG) energy and industrial investing practice areas. Before joining TPG in 2005, he worked for Bain Capital in its industrials practice. Mr. Liaw serves on the boards of both public and private companies, including Graphic Packaging Holding Company, EFH Corp., Oncor Holdings and Oncor.

Marc S. Lipschultz	41	2008	Marc S. Lipschultz has served as a manager of EFIH since July 2008. He joined Kohlberg Kravis Roberts & Co. L.P. (KKR) in 1995 and is the global head of KKR’s Energy and Infrastructure business. Mr. Lipschultz serves on KKR’s Management Committee and its Infrastructure Investment Committee. Currently, he is also on the boards of Accel-KKR Company, Oncor Holdings, Oncor and EFH Corp. During the past five years, Mr. Lipschultz also served on the boards of Texas Genco Holdings, Inc. and The Boyds Collection, Ltd.

Kenneth Pontarelli	39	2010	Kenneth Pontarelli has served as a manager of EFIH since July 2010. He is a Managing Director of Goldman, Sachs & Co. in its Principal Investment Area. He transferred to the Principal Investment Area in 1999 and was promoted to Managing Director in 2004. Mr. Pontarelli serves as a director of both public and private companies, including CCS, Inc., Cobalt International Energy, L.P., Expro International Group Ltd., CVR Energy, Inc., Kinder Morgan, Inc. and TXU Energy.

John F. Young	53	2008	John F. Young has served as a manager of EFIH since July 2008. Mr. Young was elected President and Chief Executive Officer of EFIH in July 2008, EFH Corp. in January 2008 and EFIH Finance in September 2009. Before joining EFH Corp., Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation. Mr. Young also serves on the boards of EFH Corp., EFIH Finance and Luminant.

Name	Age	Served As Manager Since	Business Experience
James R. Huffines (1)	59	2009	James R. Huffines has served as a manager of EFIH since November 2009. He is Chairman of the University of Texas System Board of Regents, after previously serving as Vice Chairman from November 2007 to April 2009 and Chairman from June 2004 to November 2007. He also is Chairman, Central and South Texas Region, of PlainsCapital Bank, Senior Executive Vice President of PlainsCapital Corporation, and a director of Andrew Harper Travel Publications, Inc. and PlainsCapital Bank. Mr. Huffines also serves on the boards of EFH Corp. and EFIH Finance.

(1)	Member of Audit Committee.

Directors

The names of EFIH Finance’s directors and information about them, as furnished by the directors themselves, are set forth below:

Name	Age	Served As Director Since	Business Experience
Paul M. Keglevic	56	2009	Paul M. Keglevic has served as a director of EFIH Finance since September 2009. Mr. Keglevic was elected Executive Vice President and Chief Financial Officer of EFIH Finance in September 2009 and EFIH and EFH Corp. in July 2008. Before joining EFH Corp., he was an audit partner at PricewaterhouseCoopers. Mr. Keglevic was PricewaterhouseCoopers Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008. Mr. Keglevic also serves on the board of EFIH.

John F. Young	53	2009	John F. Young has served as a director of EFIH Finance since September 2009. Mr. Young was elected President and Chief Executive Officer of EFIH Finance in September 2009, EFIH in July 2008 and of EFH Corp. in January 2008. Before joining EFH Corp., Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation. Mr. Young also serves on the boards of EFH Corp., EFIH and Luminant.

James R. Huffines (1)	59	2009	James R. Huffines has served as a director of EFIH since November 2009. He is Chairman of the University of Texas System Board of Regents, after previously serving as Vice Chairman from November 2007 to April 2009 and Chairman from June 2004 to November 2007. He also is Chairman, Central and South Texas Region, of PlainsCapital Bank, Senior Executive Vice President of PlainsCapital Corporation, and a director of Andrew Harper Travel Publications, Inc. and PlainsCapital Bank. Mr. Huffines also serves on the boards of EFH Corp. and EFIH.

(1)	Member of Audit Committee

Executive Officers

The names of EFIH and EFIH Finance’s executive officers and information about them, as furnished by the executive officers themselves, are set forth below (except that each executive officer of EFIH Finance was first elected to such executive officer’s office in September 2009 and Mr. Walters is not an executive officer of EFIH Finance).

Name of Officer	Age	Positions and Offices Presently Held	Date First Elected to Present Offices	Business Experience (Preceding Five Years)
John F. Young	53	President and Chief Executive Officer	July 2008	John F. Young was elected President and Chief Executive Officer of EFIH in July 2008. Mr. Young has also served as President and Chief Executive Officer of EFH Corp. since January 2008. Before joining EFH Corp., Mr. Young served in many leadership roles at Exelon Corporation from March 2003 to January 2008, including Executive Vice President of Finance and Markets and Chief Financial Officer of Exelon Corporation; President of Exelon Generation; and President and Chief Operating Officer of Exelon Power. Prior to joining Exelon, Mr. Young was Senior Vice President of Sierra Pacific Resources Corporation.

Paul M. Keglevic	56	Executive Vice President and Chief Financial Officer	July 2008	Paul M. Keglevic was elected Executive Vice President and Chief Financial Officer of EFIH in July 2008. Mr. Keglevic has also served as Executive Vice President and Chief Financial Officer of EFH Corp. since July 2008. Before joining EFH Corp., he was an audit partner at PricewaterhouseCoopers LLP. Mr. Keglevic was PricewaterhouseCoopers Utility Sector Leader from 2002 to 2008 and Clients and Sector Assurance Leader from 2007 to 2008.

Robert C. Walters	52	Executive Vice President and General Counsel	July 2008	Robert C. Walters was elected Executive Vice President and General Counsel of EFIH in July 2008. Mr. Walters has also served as Executive Vice President and General Counsel of EFH Corp. since March 2008. Prior to joining EFH Corp., Mr. Walters was a Partner of Vinson & Elkins L.L.P. (V&E) and served on the firm’s management committee. Mr. Walters was co-managing partner of the Dallas office of V&E from 1998 through 2005.

There is no family relationship between any of the above-named executive officers.

EXECUTIVE COMPENSATION

EFIH and EFIH Finance’s executive officers are comprised of executive officers of EFIH’s parent company, EFH Corp. Consequently, all of EFIH and EFIH Finance’s named executive officers are also named executive officers of EFH Corp. All compensation matters, including compensation philosophy, are administered by EFH Corp. As a result, with respect of all executive officers of EFIH and EFIH Finance, please see the executive compensation disclosure set forth under “Executive Compensation” in Annex B included elsewhere in this Prospectus.

DIRECTOR COMPENSATION

EFIH did not pay any compensation to the members of its current and former board of managers during the fiscal year ended December 31, 2009. EFIH Finance has not paid any compensation to the members of its current and former board of directors since inception. EFIH and EFIH Finance reimburse some managers and directors for certain reasonable expenses incurred in connection with their services as managers or directors, as the case may be.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT AND RELATED STOCKHOLDER MATTERS

All of EFIH’s equity interests are owned by EFH Corp. All of EFIH Finance’s equity interests are owned by EFIH.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Neither EFIH nor EFIH Finance has a compensation committee or other board committee performing equivalent function. As described above, all compensation matters for EFIH and EFIH Finance, including compensation philosophy, are administered by EFH Corp. For a description of the compensation committee interlocks and insider participation of EFH Corp.’s Organization and Compensation Committee, please see the disclosure set forth under “Compensation Committee Interlocks and Insider Participation” in Annex B included elsewhere in this Prospectus.

The Consent and Letter of Transmittal and any other required documents should be sent or delivered by each holder of Old Notes or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at its address or facsimile number set forth below.

Exchange Agent:

Global Bondholder Services Corporation

By Mail, Hand or Overnight Courier:	By Facsimile (for Eligible Institutions only):

Global Bondholder Services Corporation Attention: Corporate Actions 65 Broadway – Suite 404 New York, New York 10006 (212) 430-3774	(212) 430-3775 Confirmation: (212) 430-3774

Questions and requests for assistance or for additional copies of the exchange offer documents may be directed to the Information Agent at its telephone number and mailing and delivery address listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offers and consent solicitations.

Information Agent:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Banks and Brokers: (212) 430-3774

Toll free: (866) 387-1500

Lead Dealer Managers and Solicitation Agents:

Citigroup Global Markets Inc. 390 Greenwich Street, 4th Floor New York, New York 10013 Attention: Liability Management Group (800) 558-3745 (toll free) (212) 723-6106 (collect)	Goldman, Sachs & Co. 200 West Street, 7th Floor New York, New York 10282-2198 Liability Management Group (800) 828-3182 (toll free) (212) 902-5183 (collect)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Energy Future Intermediate Holding Company LLC

Energy Future Intermediate Holding Company LLC is a limited liability company formed under the Delaware Limited Liability Company Act (the “DLLCA”).

DLLCA

Section 18-108 of the DLLCA empowers a Delaware limited liability company to indemnify and hold harmless any member or manager of the limited liability company from and against any and all claims and demands whatsoever.

Limited Liability Company Agreement of Energy Future Intermediate Holding Company LLC

Article V of the limited liability company agreement of Energy Future Intermediate Holding Company LLC provides as follows:

Section 5.1 Right to Indemnification. Subject to the limitations and conditions as provided in this Article V each person (for purposes of this Article V, the term “person” shall include only natural persons) who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action or other proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding (hereafter a “Proceeding”), by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was a Manager or officer, or while such Manager or officer is or was serving at the request of the Company as a member, director, manager, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, joint venture, partnership, trust, sole proprietorship, employee benefit plan or other enterprise, shall be indemnified by the Company to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys’ fees) actually incurred by such person in connection with such Proceeding and indemnification under this Article V shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. It is expressly acknowledged that the indemnification provided in this Article V could involve indemnification for negligence or under theories of strict liability.

Section 5.2 Limitation on Indemnification. Subject to applicable law, notwithstanding any language in this Article V to the contrary, in no event shall any person be entitled to indemnification pursuant to this Article V if it is established or admitted:

(a) in a final judgment of a court of competent jurisdiction; or

(b) by such person in any affidavit, sworn statement, plea arrangement or other cooperation with any government or regulatory authority that:

(i) the person’s acts or omissions that would otherwise be subject to indemnification under this Article V were committed in bad faith or were the result of active and deliberate dishonesty; or

(ii) such person personally gained a profit to which he or she was not legally entitled with an action or omission that would otherwise be subject to indemnification pursuant to this Article V.

Section 5.3 Advancement of Expenses. The right to indemnification conferred in this Article V shall include the right to be paid or reimbursed by the Company the reasonable expenses incurred by a person of the type entitled to be indemnified above who was, is or is threatened to be made a named defendant or respondent in a Proceeding in advance of the final disposition of the Proceeding, without any determination as to such person’s ultimate entitlement to indemnification under, upon receipt of a written affirmation by such person of such person’s good faith belief that such person has met the standard of conduct necessary for indemnification under applicable law and this Article V and a written undertaking by or on behalf of such person to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Company under this Article V or if such indemnification is prohibited by applicable law.

Section 5.4 Indemnification of Employees and Agents. The Company by adoption of a resolution by the Board of Managers, may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to any Manager or officer under this Article V; and the Company, by adoption of a resolution by the Board of Managers, may indemnify and advance expenses to any person who is or was not a Manager, officer, employee or agent of the Company but who is or was serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, partnership, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in such a capacity or arising out of such person’s status as such to the same extent and subject to the same conditions that the Company may indemnify and pay any advance expenses to any Manager or officer under this Article V.

Section 5.5 Appearance as a Witness. Notwithstanding any other provision of this Article V, the Company may pay or reimburse expenses incurred by a Manager, officer, employee, agent or other person in connection with his or her appearance as a witness or other participation in a Proceeding at a time when he or she is not a named defendant or respondent in the Proceeding.

Section 5.6 Non-exclusivity of Rights. The indemnification and advancement and payment of expenses provided by this Article V shall not be deemed exclusive of any other rights to which a Manager, officer or other person indemnified pursuant to this Article V may have or hereafter acquire under any law (common or statutory), provision of this Agreement, any agreement or otherwise.

Section 5.7 Contract Rights. The rights granted pursuant to this Article V shall be deemed to be contract rights, and no amendment, modification or repeal of this Article V shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification or repeal.

Section 5.8 Insurance. The Company may purchase and maintain insurance or another arrangement, at its expense, on behalf of itself or any person who is or was serving as a Manager, officer, employee or agent of the Company, or is or was serving at the request of the Company as a member, manager, director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic limited liability company, partnership, corporation, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, against any liability, expense or loss, whether or not the Company would have the power to indemnify such person against such liability, expense or loss under the provisions of this Article V.

Section 5.9 Savings Clause. If this Article V or any portion of this Agreement shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Manager, officer or any other person indemnified pursuant to this Article V as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, to the fullest extent permitted by any applicable portion of this Article V that shall not have been invalidated and to the fullest extent permitted by applicable law.

For purposes of this Article V, the terms “Company” shall include any predecessor of the Company and any constituent entity (including any constituent of a constituent) absorbed by the Company in a consolidation or merger; the terms “other enterprise” shall include any corporation, limited liability company, partnership, joint venture, trust or employee benefit plan; service “at the request of the Company” shall include service as an officer, Manager, Member or employee of the Company which imposes duties on, or involves services by, such officer, Manager, Member or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Company.

Certain Other Arrangements

In addition to indemnification by EFH Corp. pursuant to its Restated Certificate of Formation and its Amended and Restated Bylaws, the directors, officers, managers, members, employees, agents and similar functionaries of the registrant are generally also entitled to indemnification and exculpation for certain monetary damages to the extent provided in the registrant’s organizational documents or under the statutes under which the registrant is organized.

EFH Corp. maintains a directors’ and officers’ liability insurance policy that covers the directors and officers of the registrant in amounts that EFH Corp. believes are customary for companies similarly situated, including for liabilities in connection with the registration and offering of the notes.

In addition, pursuant to the Management Agreement entered into with the members of the Sponsor Group and their affiliates, EFH Corp. has agreed to customary exculpation and indemnification provisions for the benefit of the members of the Sponsor Group, their affiliates, directors, officers and certain other persons.

EFIH Finance Inc.

EFIH Finance Inc. is a Delaware corporation formed under the Delaware General Corporation Law (the “DGCL”).

DGCL

Section 145 of the grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a corporation may indemnify directors and officers in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

Certificate of Incorporation of EFIH Finance Inc.

The tenth article of the certificate of incorporation of EFIH Finance Inc. provides as follows:

TENTH. A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibits	Previously Filed* With File Number	As Exhibit

(3(i))	Articles of Incorporation

3(a)	333-153529 Form S-4 (filed September 17, 2008)	3(c)	—	Certificate of Formation of Energy Future Intermediate Holding Company LLC, as amended

3(b)	333-162327 Form S-4 (filed October 5, 2009)	3(d)	—	Certificate of Incorporation of EFIH Finance Inc.

(3(ii))	By-laws

3(c)	333-153529 Form S-4 (filed September 17, 2008)	3(f)	—	Amended and Restated Limited Liability Company Agreement of Energy Future Intermediate Holding Company LLC

3(d)	333-162327 Form S-4 (filed October 5, 2009)	3(h)	—	Bylaws of EFIH Finance Inc.

(4)	Instruments Defining the Rights of Security Holders, Including Indentures**

Oncor Electric Delivery Company LLC

4(a)	333-100240 Form S-4 (filed October 2, 2002)	4(a)	—	Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC (formerly Oncor Electric Delivery Company, formerly known as TXU Electric Delivery Company) and The Bank of New York Mellon, as Trustee

4(b)	1-12833 Form 8-K (filed October 31, 2005)	10.1	—	Supplemental Indenture No. 1, dated October 25, 2005, to Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York Mellon

Exhibits	Previously Filed* With File Number	As Exhibit

4(c)	333-100240 Form S-4 (filed October 2, 2002)	4(b)	—	Officer’s Certificate, dated May 6, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 6.375% Senior Notes (formerly Senior Secured Notes) due 2012 and 7.000% Senior Notes (formerly Senior Secured Notes) due 2032

4(d)	333-106894 Form S-4 (filed July 9, 2003)	4(c)	—	Officer’s Certificate, dated December 20, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 6.375% Senior Notes (formerly Senior Secured Notes) due 2015 and 7.250% Senior Notes (formerly Senior Secured Notes) due 2033

4(e)	333-100242 Form S-4 (filed October 2, 2002)	4(a)	—	Indenture (for Unsecured Debt Securities), dated as of August 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York Mellon, as Trustee

4(f)	333-100242 Form S-4 (filed October 2, 2002)	4(b)	—	Officer’s Certificate, dated August 30, 2002, establishing the terms of Oncor Electric Delivery Company LLC’s 7.00% Debentures due 2022

4(g)	333-100242 Form 8-K (filed September 9, 2008)	4.1	—	Officer’s Certificate, dated September 8, 2008, establishing the terms of Oncor Electric Delivery Company LLC’s 5.95% Senior Secured Notes due 2013, 6.80% Senior Secured Notes due 2018 and 7.50% Senior Secured Notes due 2038

4(h)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(b)	—	Supplemental Indenture No. 2, dated May 15, 2008, to Indenture and Deed of Trust, dated as of May 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York.

4(i)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(c)	—	Supplemental Indenture No. 1, dated May 15, 2008, to Indenture and Deed of Trust, dated as of August 1, 2002, between Oncor Electric Delivery Company LLC and The Bank of New York.

4(j)	333-100240 Form 10-Q (Quarter ended March 31, 2008) (filed May 15, 2008)	4(a)	—	Deed of Trust, Security Agreement and Fixture Filing, dated May 15, 2008, by Oncor Electric Delivery Company LLC, as Grantor, to and for the benefit of The Bank of New York, as Collateral Agent.

4(k)	333-100240 Form 10-K (2008) (filed March 2, 2009)	4(n)	—	First Amendment to Deed of Trust, dated as of March 2, 2009, by and between Oncor Electric Delivery Company LLC and The Bank of New York Mellon (formerly The Bank of New York) as Trustee and Collateral Agent.

Exhibits	Previously Filed* With File Number	As Exhibit

Energy Future Intermediate Holding Company LLC

4(l)	1-12833 Form 8-K (filed November 20, 2009)	4.2	—	Indenture, dated as of November 16, 2009, among Energy Future Intermediate Holding Company LLC and EFIH Finance Inc. and The Bank of New York Mellon Trust Company, N.A.

4(m)	1-12833 Form 8-K (filed November 20, 2009)	4.3	—	Pledge Agreement, dated as of November 16, 2009, by Energy Future Intermediate Holding Company LLC

4(n)	1-12833 Form 8-K (filed November 20, 2009)	4.4	—	Collateral Trust Agreement, dated as of November 16, 2009, among Energy Future Intermediate Holding Company LLC, as Grantor, The Bank of New York Mellon Trust Company, N.A., as Collateral Trustee, The Bank of New York Mellon Trust Company N.A., as Trustee and the other Secured Debt Representatives from time to time party thereto

4(o)			—	Form of Indenture, among Energy Future Intermediate Holding Company LLC, EFIH Finance Inc. and The Bank of New York Mellon Trust Company, N.A., relating to the New EFIH Senior Secured Notes due 2020 (including form of Senior Secured Notes due 2020)

(5)	Opinions re Legality

5			—	Opinion of Simpson Thacher & Bartlett LLP

(8)	Opinion re Tax Matters

8	333-168135 Form S-4 (filed July 16, 2010)		—	Form of Opinion of Vinson & Elkins L.L.P.

(10)	Other Material Contracts

10(a)	333-100240 Form 8-K (filed August 13, 2008)	10.1	—	Contribution and Subscription Agreement, dated as of August 12, 2008, by and between Oncor and Texas Transmission Investment LLC

10(b)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(eee)	—	Stipulation as approved by the PUC in Docket No. 34077

10(c)	1-12833 Form 10-K (2007) (filed March 31, 2008)	10(fff)	—	Amendment to Stipulation Regarding Section 1, Paragraph 35 and Exhibit B in Docket No. 34077

Exhibits	Previously Filed* With File Number	As Exhibit

10(d)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	3(a)	—	Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC, dated as of November 5, 2008

10(e)	1-12833 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	10(g)	—	Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Holdings Company LLC, dated as of November 5, 2008

10(f)	333-100240 Form 10-K (2008) (filed March 3, 2009)	3(c)	—	First Amendment to Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC, entered into as of February 18, 2009, by and among Oncor Electric Delivery Holdings Company LLC, Texas Transmission Investment LLC and Oncor Management Investment LLC

10(g)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	4(c)	—	Investor Rights Agreement, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Texas Transmission Investment LLC and Energy Future Holdings Corp.

10(h)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	4(d)	—	Registration Rights Agreement of Oncor Electric Delivery Company LLC, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Texas Transmission Investment LLC and Energy Future Holdings Corp.

10(i)	333-100240 Form 10-Q (Quarter ended September 30, 2008) (filed November 6, 2008)	10(b)	—	Amended and Restated Tax Sharing Agreement, dated as of November 5, 2008, by and among Oncor Electric Delivery Company LLC, Oncor Electric Delivery Holdings Company LLC, Oncor Management Investment LLC, Texas Transmission Investment LLC, Energy Future Intermediate Holding Company LLC and Energy Future Holdings Corp.

10(j)	333-100240 Form 10-K (2004) (filed March 23, 2005)	10(i)	—	Agreement, dated as of March 10, 2005, by and between Oncor Electric Delivery Company LLC and TXU Energy Company LLC allocating to Oncor Electric Delivery Company LLC the pension and post-retirement benefit costs for all Oncor Electric Delivery Company LLC employees who had retired or had terminated employment as vested employees prior to January 1, 2002.

Exhibits	Previously Filed* With File Number	As Exhibit
(12)	Statement Regarding Computation of Ratios

12(a)		—	Energy Future Intermediate Holding Company LLC (Successor) and Oncor Electric Delivery Company LLC (Predecessor) Computation of Ratio of Earnings to Fixed Charges

12(b)		—	Energy Future Holdings Corp. Computation of Ratio of Earnings to Fixed Charges

(23)	Consents of Experts and Counsel

23(a)		—	Consent of Simpson Thacher & Bartlett LLP (included as part of the opinion filed as Exhibit 5 hereto)

23(b)		—	Consent of Vinson & Elkins L.L.P. (included as part of the opinion filed as Exhibit 8 hereto)

23(c)		—	Consent of Deloitte & Touche LLP, an independent registered public accounting firm

23(d)		—	Consent of Deloitte & Touche LLP, an independent registered public accounting firm
(24)	Power of Attorney

24(a)	333-168135 Form S-4 (filed July 16, 2010)	—	Powers of Attorney (included in signature pages thereto)

24(b)	333-168135 Form S-4 (filed July 16, 2010)	—	Power of Attorney

24(c)		—	Power of Attorney (included in signature pages of this Registration Statement)

(25)	Statement of Eligibility of Trustee

25(a)	333-168135 Form S-4 (filed July 16, 2010)	—	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon with respect to the Indenture governing Energy Future Intermediate Holding Company LLC’s 10.000% Senior Secured Notes due 2020

(99)	Additional Exhibits

99(a)		—	Form of Consent and Letter of Transmittal

99(b)		—	Exchange Agreement, dated as of July 15, 2010, by and between Energy Future Holdings Corp., Energy Future Intermediate Holding Company LLC, EFIH Finance Inc. and Western Asset Management, as investment manager and agent on behalf of certain of its clients

Exhibits	Previously Filed* With File Number	As Exhibit

99(c)		—	Exchange Agreement, dated as of July 15, 2010, by and between Energy Future Holdings Corp., Energy Future Intermediate Holding Company LLC, EFIH Finance Inc. and Avenue Capital Management II, L.P., in its capacity as investment adviser to certain of its clients

99(d)		—	Exchange Agreement, dated as of July 15, 2010, by and between Energy Future Holdings Corp., Energy Future Intermediate Holding Company LLC, EFIH Finance Inc. and Franklin Advisers, Inc., in its capacity as investment adviser to certain of its clients

*	Incorporated herein by reference
**	Certain instruments defining the rights of holders of long-term debt of the Registrants’ subsidiaries included in the financial statements filed herewith have been omitted because the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the Registrants and their subsidiaries on a consolidated basis. The Registrants hereby agree, upon request of the SEC, to furnish a copy of any such omitted instrument.

(b) Financial Statement Schedules

None.

Item 22.	Undertakings.

(a) Each of the undersigned registrants hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Each of the undersigned registrants hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(c) Each of the undersigned registrants hereby undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, each of the undersigned registrants has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request and to send the incorporated documents by first class mail or equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 2nd day of August, 2010.

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

By:	/S/ PAUL M. KEGLEVIC
Name:	Paul M. Keglevic
Title:	Executive Vice President and Chief Financial Officer and Manager

SIGNATURES AND POWERS OF ATTORNEY

Each person whose signature appears below authorizes John F. Young, Paul M. Keglevic, Robert C. Walters, or any of them, as his or her attorney in fact and agent, with full power of substitution and resubstitution, to execute, in his name and on his behalf, in any and all capacities, a Registration Statement on Form S-4 and any amendments including post-effective amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments including post-effective amendments thereto)), and to file the same, with all the exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the Notes which are the subject of such Registration Statement, as the case may be, which amendments may make such changes in such Registration Statement, as the case may be, as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things, whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of August 2010.

Signature	Title

* John F. Young	President and Chief Executive Officer and Manager

/S/ PAUL M. KEGLEVIC Paul M. Keglevic	Executive Vice President and Chief Financial Officer and Manager

/S/ STANLEY J. SZLAUDERBACH Stanley J. Szlauderbach	Senior Vice President and Controller (Principal Accounting Officer)

* James R. Huffines	Manager

* Jeffrey Liaw	Manager

Signature	Title

* Marc S. Lipschultz	Manager

/S/ KENNETH PONTARELLI Kenneth Pontarelli	Manager

*By	/S/ PAUL M. KEGLEVIC
Paul M. Keglevic Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 2nd day of August, 2010.

EFIH FINANCE INC.

By:	/S/ PAUL M. KEGLEVIC
Name:	Paul M. Keglevic
Title:	Executive Vice President and Chief Financial Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd of August, 2010.

Signature	Title

* John F. Young	President and Chief Executive Officer and Director

/S/ PAUL M. KEGLEVIC Paul M. Keglevic	Executive Vice President and Chief Financial Officer and Director

/S/ STANLEY J. SZLAUDERBACH Stanley J. Szlauderbach	Senior Vice President and Controller (Principal Accounting Officer)

* James R. Huffines	Director

*By	/S/ PAUL M. KEGLEVIC
Paul M. Keglevic Attorney-in-Fact